7/23

07026941

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Leumi le-Israel B.M.

*CURRENT ADDRESS Leumi House
34 Yehuda Halevi St.
Tel Aviv 65546, Israel

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 28 2007
THOMSON FINANCIAL

FILE NO. 82- 3516 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 9/25/07

Leumi

Consolidated Financial Statements

31 March 2006

לאומי
leumi

BANK LEUMI LE-ISRAEL B.M. AND SUBSIDIARIES

Condensed
Financial Statements
as at 31 March 2006

(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

31 May 2006

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Condensed Financial Statements as at 31 March 2006 (unaudited)

Index

A. General Developments in the Business of the Group

The Directors' Report has been prepared in accordance with the directives on reporting to the public of the Supervisor of Banks. The principles used in preparing the interim reports are consistent with the principles used in preparing the Annual Report to 31 December 2005. The interim report should be read in conjunction with the Annual Report for 2005.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items, customers' securities portfolios, and provident and supplementary training funds) amounted to some NIS 585 billion at the end of March 2006, as compared with NIS 568 billion at the end of 2005, an increase of some 3.0%.

Net profit of the group in the first quarter of the year totaled NIS 1,112 million, as compared with NIS 528 million in the corresponding period of 2005, an increase of 110.6%. The increase in the net profit derived from the sale of non-banking holdings in consequence of the legal restrictions that apply to the Bank. For further details see below on pages 40-41.

The net operating profit for the first quarter of the year amounted to NIS 400 million, as compared with the NIS 531 million in the first quarter of 2005, a decline of 24.7%.

The decline in profit is principally explained by a decline in the contribution of companies included on the equity basis, a decrease in the profits of a number of subsidiaries in Israel and a decrease in the Bank's profit as a result of an increase in special expenses. On the other hand, in consequence of positive exchange rate differentials in respect of the investments in overseas subsidiaries, their contribution increased and partially offset these decreases.

Net profit per share in the first quarter of 2006 was NIS 0.786, compared with NIS 0.373 in the corresponding period in 2005.

Based on data of the banking system as at 31 December 2005, as published by the Bank of Israel, the Leumi Group's share among the five largest banking groups was as follows:

	31.12.2005	31.12.2004	31.12.2003
		in %	
Total assets	**30.3**	30.1	29.8
Credit to the public	**30.3**	29.9	30.0
Deposits of the public	**30.5**	30.3	30.2
Operating profit before tax	**30.3**	34.7	32.0
Operating profit after tax	**30.6**	33.9	31.7

Control of the Bank

On 31 March 2006 the State of Israel held 14.79% of the issued share capital of the Bank (fully diluted – 13.96%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%)

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that further to the procedure for the sale of up to 20% of the shares of the State in the Bank which was published by

the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.a.r.l., incorporated in Luxembourg, which is held jointly and indirectly by Stephen Feinberg and J. Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the share capital of the Bank (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are held in trust and Barnea and the trustee have executed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under said Law, or any other person that whom Minister of Finance shall empower, to (1) participate and vote such shares at all meetings of the Bank and (2) to exercise the right to appoint directors in the Bank with respect to all shares of the Bank held by Barnea.

The State also granted to Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the conditions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to extension for up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that on that day an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated that, *inter alia*, they had filed with the Bank of Israel a request for a permit to control the Bank. MIH added that the said application was still under consideration.
The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest at 2%, the price and interest being linked to the CPI. The option will expire, *inter alia*, in the event that percentage of the shares that are held by Barnea falls below 7.5% of the Bank's issued share capital, as the result of the transfer of shares by Barnea (whether shares held directly by Barnea or whether shares held by the trustee mentioned above).

Regarding certain conditions relating to activities during the exercise period of the Option Agreement, which commenced from the Closing Date, and regarding restrictions in connection with the distribution of dividends, which apply from the time of the granting of a control permit to the purchasers by the Bank of Israel, see pages 14 and 15 of the Annual Report for 2005.

For details regarding the issuance of options to employees and the sale of shares to employees see pages 4-6.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group at 31 March 2006 amounted to NIS 17,283 million, compared with NIS 16,000 million at the end of 2005, an increase of 8.0%. The increase in shareholders' equity derives mainly from the profit for the quarter and from changes in adjustments in respect of the presentation of securities available for sale according to fair value.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. The major part of the securities

portfolio is classified as available for sale securities and is included in the balance sheet on the basis of fair value. The income is recorded in the statement of profit and loss on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is directly recorded in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net increase in value of NIS 145 million was recorded in shareholders' equity in the first quarter of the year, compared with a net decrease in value of NIS 49 million in the corresponding period in 2005 (all of the amounts are stated net after the effect of related taxes) arising mainly due to the change of classification of the investment in Migdal Insurance and Financial Holdings Ltd.

The total net aggregate balance of adjustments of securities held in the available for sale portfolio to market value as at 31 March 2006 totaled an amount of NIS 191 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 31 March 2006 reached 6.3%, compared with 5.9% on 31 December 2005.

Shareholders' Equity relative to Risk Assets reached 12.01% on 31 March 2006, compared with 11.55% on 31 December 2005. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets was 7.81% on 31 March 2006, compared with 7.46% at the end of 2005.

The improvement in the capital adequacy ratios derives primarily from the profits in the first quarter of the year.

Issues of Debentures and Subordinated Capital Notes

In the first quarter of 2006, Leumi Mortgage Bank Ltd. issued subordinated notes in the amount of NIS 303 million.

Interested Persons' Transactions in the Shares of the Bank

On 19 January 2006, Eliahu Insurance Company Ltd. acquired 194,131 shares, such that the overall holding of the Eliahu Group in the Bank amounted to 9.9969%.

For details in respect of the sale of shares by the State see above on pages 2-3.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to entitled employees , as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The said options are subject to all the terms of the Outline, including:

1. The options will be exercisable in two equal annual tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, if such issues take place.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external valuer in accordance with the Black & Scholes model, is some NIS 422 million. The calculation of the fair value is based upon the following principal criteria:

- standard deviation of the annual yield: 25%.
- risk free linked interest rate: 3.5%.
- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.
- dividend distribution policy: 50% of the net profit.
- rate at which employees leave during the course of the vesting of the options: 2%.

The Bank received approval from the tax authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the time of the granting of the options is some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions in the amount of some NIS 83 million, and as against this the Bank will save companies tax and profits tax in the amount of some NIS 163 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first quarter of the year, the Bank recorded some NIS 40 million as salary expenses in the statement of profit and loss.

Sale of Shares to Employees

In March 2006, agreement was reached with the Accountant-General regarding the offer of ordinary shares of the Bank by the State to the employees of the Bank, and this in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares will be offered to the employees in two stages, in respect of the first of which, in which 2.873% of the share capital (40,630,905 shares) will be offered, an outline was published on 9 May 2006 (and amended on 10 and 25 May 2006). The second stage, in which a further 1% of the share capital of the Bank will be offered to the employees, will be carried out after completion of the privatization process. The base purchase price was set at NIS 16.10 per share (the average price of the shares as agreed in the sale to Barnea). The shares will be offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price will be adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The benefit granted to the employees in respect of the said purchase (according to the price per share on 25 May 2006) will be recorded as a salary expense in the sum of NIS 155 million against the capital account when the shares are allotted, which is expected to occur in the second quarter of 2006. In addition, there will be additional taxation costs of some NIS 57 million, with the overall

cost to the Bank amounting to some NIS 212 million. In order to finance the purchase of the shares, the employees will be granted the right to receive loans, which will be repayable at the end of the lock-up period of the shares, which is four years. The loans will be linked to the CPI, will not bear interest and will not be granted on non-recourse conditions. The granting of the loans has been approved by the Supervisor of Banks, who noted in his approval that when determining the repayment terms, the Bank is requested to take into account the fact that approval will not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The maximum amount of the loans in respect of all of the shares being offered is some NIS 473 million and the actual amount of the loans will be deducted from the Bank's capital. Further, total costs of NIS 69 million will be recorded in salary expenses in respect of the interest benefit related to the said loans.

The Bank has received from the tax authority a draft confirmation that the provisions of section 102 of the Income Tax Ordnance will be applied to the program.

The above figures, including the price per share, are estimates only and the final figures will be determined on the date when the shares are transferred to the employees against payment.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, if there is no adverse change in the profits of the Bank and/or in its business and financial condition and/or in the general economic situation and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. The Bank is also required to comply with the limits laid down by the Supervisor of Banks such as: minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which placed limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he determined regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The abovementioned policy is also subject to the restrictions on distribution of dividends arising from the privatization process relating to the Bank, which will apply after the grant of a control permit by the Bank of Israel to the purchasers. (See "Sale of Shares of the Bank by the State" on page 15 of the Annual Report for 2005.)

The above declaration of policy does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 13-14.

B. The dividend policy for the years 2003 to 2005 (inclusive) was to recommend to the General Meeting the distribution of a dividend in an amount that constituted at least 35% of the annual distributable net profit of the Bank, and this in similar language to the policy for the years 2006 and 2007 detailed above.

C. Dividend for 2005

The Special General Meeting of Shareholders convened on 2 February 2006 approved the recommendation of the Board of Directors of 4 December 2005, regarding the distribution of a cash dividend at the rate of some 65.9% of the net profit for the first nine months of 2005 (some NIS 1,103 million), at the rate of 78.0% of the paid-up capital.

The dividend was paid on 28 February 2006 to shareholders of record on 15 February 2006 (the record date). The stock traded "ex" dividend on 16 February 2006. The dividend was at the rate of NIS 0.78 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates
Principal Data of the Leumi Group

	Jan. - March 2006	Jan. - March 2005	Year 2005
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**1,645**	1,592	6,628
Provision for doubtful debts	**201**	445	1,426
Total operating and other income	**940**	887	3,718
Total operating and other expenses	**1,821**	1,420	6,070
Of which: Costs of Voluntary Retirement	**3**	5	107
Operating profit before taxes	**563**	614	2,850
Provision for taxes	**240**	233	1,193
Net operating profit	**400**	531	2,059
After-tax net profit (loss) from extraordinary items	**712**	(3)	77
Net profit for the period	**1,112**	528	2,136
Proposed dividend	**-**	-	1,103
Net profit per share (in NIS)	**0.786**	0.373	1.510
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**272,999**	256,905	272,824
Credit to the public	**177,584**	168,921	177,255
Securities	**48,365**	44,692	47,825
Deposits of the public	**221,807**	210,109	221,828
Shareholders' equity	**17,283**	15,461	16,000
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**65.0**	65.8	65.0
Securities / Total assets	**17.7**	17.4	17.5
Deposits of the public / Total assets	**81.2**	81.8	81.3
Shareholders' equity (excluding minority interest) / Total assets	**6.3**	6.0	5.9
Shareholders' equity / Risk assets (a)	**12.01**	11.72	11.55
Tier I capital / Risk assets	**7.81**	7.72	7.46
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	**30.8**	14.9	14.3
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	**10.4**	14.9	13.7
Rate of tax provision from the profit	**42.6**	37.9	41.9
Provision for doubtful debts / Credit to the public (d)	**0.45**	1.06	0.80
Provision for doubtful debts / Total credit risk (d)	**0.30**	0.71	0.53
Net interest income before provision for doubtful debts / Total assets (d)	**2.43**	2.50	2.43
Total income / Total assets (b)	**3.84**	3.92	3.79
Total income / Total assets managed by the group (b) (d) (e)	**1.79**	1.98	1.83
Total operating and other expenses / Total assets (d)	**2.69**	2.23	2.22
Total expenses / Total assets managed by the group (d) (e)	**1.26**	1.13	1.07
Net profit / Total average assets (d)	**1.65**	0.83	0.82
Net operating profit / Total average assets (d)	**0.59**	0.84	0.79
Financial margin including income and expenses from derivative financial instruments	**1.58**	1.76	1.60
Operating expenses (excluding costs of voluntary retirement) / Total income (b)	**70.3**	57.1	57.6
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement)	**51.7**	62.7	62.4
Operating and other income / Total income (b)	**36.4**	35.8	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) Shareholders' Equity – at the beginning of the period.
(d) On an annual basis.
(e) Includes off-balance sheet activities.

B. Other Information

Principal Developments in the Economy*

General

In the first quarter of 2006 the economic growth in the economy continued at a rapid pace. The gross domestic product expanded by a real rate of some 5.7% as compared with the corresponding period in 2005. In the first months of the year the growth of the economy was based on domestic demand (primarily private consumption and investments) and less on export. The rapid expansion in economic activity found expression in a considerable increase in the State's revenues from taxes and also contributed to an increase in the inflation environment. Unemployment was at a level of some 8.7%, in the first quarter of 2006, compared with 9.2% in the first quarter of 2005.

Business Product and Economic Sectors

Israel's business sector product expanded in real terms in the first quarter of 2006 by some 7.8%, as compared with the corresponding period in 2005. This increase was primarily affected by an expansion in many trading and services sectors. The Bank of Israel's companies survey pointed to a continuing upswing in economic activity during the first quarter of the year. According to the companies report, the increase in activity was recorded in all sectors, including construction (for the first time for a lengthy period). The anticipations of the companies participating in the review are for a continuation of the upswing in activity in the coming quarter as well, in all sectors.

The increase in tourism to Israel continued in the first quarter of 2006, with an upturn of some 2.5% in the number of tourists arriving in Israel by air, on the basis of trend figures, as compared with the last quarter of 2005. This trend was greatly influenced by the stabilisation of the security situation. The increase in the number of tourists was a principal factor in the increase in the number of total overnight stays in hotels, both as compared with the last quarter and even more in comparison with the corresponding quarter in 2005. Thus, the number of overnight stays by tourists in the first three months of 2006 rose by some 41%, compared with the corresponding period in 2005, while the number of overnight stays of Israelis increased by some 6% in the same period.

The Budget and its Financing

In the first quarter of the year there was a surplus in the State Budget of some NIS 7.7 billion, as compared with the deficit target (without the granting of credit) for 2006 of some NIS 17.2 billion, representing some 3.0% of GDP. The significant surplus in the first quarter of the year, which was the highest in the same period for the last two years, originates from a particularly low level of expenses, and also the effect of the lack of approval of the Budget Law. In addition, revenues from taxes rose by some 10.5% in real terms as compared with the corresponding period in 2005, primarily due to revenues from direct taxes, although part of the increase derived from exceptional and one-time transactions.

During May a new government was established and a number of changes were delineated in its guidelines the realisation whereof may have budgetary and other effects: an increase in the real rate of growth of government expenditure of up to 1.7% of last year's budget (in lieu of 1% to date), a gradual increase in the minimum wage, an increase in old age allowances and in the health basket.

---

* Sources of data: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

Foreign Trade, Capital Flows and Exchange Rates

Israel's trade deficit amounted in the first quarter of the year to some US$ 1.8 billion, an increase of some 31% compared with the deficit that was recorded in the corresponding period in 2005. On deducting the effect of the increase in energy prices, an increase in the deficit was also recorded, albeit relatively small. The explanation for the considerable increase in the deficit is a combination of an increase in import, in particular in the sphere of energy and consumer products, and relative stability in the export of goods, while in recent months an upward trend was recorded in this sphere. It appears that a principal explanation for this phenomenon is a slowdown in the preceding year in the real rate of expansion of imports of goods by the advanced countries (as a result of a certain economic slowdown), which, according to estimates of the International Monetary Fund, fell from some 9.4% in 2004 to some 5.9% in 2005.

During the first quarter of the year there was a surplus of some US$ 0.7 billion in foreign residents' investments in Israel over investments of Israelis overseas, in the non-banking private sector. This is compared with a surplus of incoming capital flows (net) of some US$ 1.1 billion in 2005. In the first three months of the year, households conspicuously increased the accrual of monies in mutual funds invested abroad in an aggregate amount of some US$ 1.1 billion, compared with some US$ 0.9 billion throughout 2005.

In the first three months of the year total foreign currency credit to the public at the **Bank** in Israel declined by US$ 370 million (4.3%).

The factors that were noted above alongside an increase in the degree of political uncertainty led to a strengthening of the dollar and the basket of currencies against the shekel. In total, as compared with the basket of currencies, there was a depreciation of some 2.0% in January to March, while against the dollar there was a more moderate depreciation of some 1.3%. In April, in consequence of the weakening of the dollar throughout the world, and a certain decline in the degree of political uncertainty, a significant weakening was recorded of some 3.5% in the dollar exchange rate and of some 2.4% in the basket of currencies exchange rate, against the shekel.

The public's foreign currency and foreign currency-linked deposits with the **Bank** amounted at the end of March 2006 to some US$ 16.9 billion dollars, compared with US$ 16.6 billion at the end of 2005.

The value of the foreign securities portfolio of customers of the **Bank** was up 2.9% in that period, from some US$ 7.0 billion at the end of 2005 to some US$ 7.2 billion at the end of March 2006. Foreign currency conversion turnovers increased by some 16.6% from some US$ 28.3 billion in January to March 2005 to some US$ 33.0 billion in January to March 2006.

Inflation and Monetary Policy

In the first three months of 2006 the Consumer Price Index rose by 0.6%, while in the 12 months ending March 2006 its increase totalled some 3.6%. A significant contribution to the increase in prices in the first quarter of the year was the food item (without vegetables and fruit), the price whereof increased by 2.5% (a contribution of some 0.4%), against the background of the effect of price increases of raw materials throughout the world (fuel prices in particular) and apparently the effect of domestic demand factors.

In the period under review, the Bank of Israel increased the interest rate by a moderate rate of 25 basis points, from 4.5% in December 2005 to 4.75% in March 2006. At the end of the period, against the background of the Central Bank's estimations of the expansion of demand in the economy and a trend of closing the difference *vis-a-vis* the economy's potential output, while at the same time the increase in interest rates in the world (particularly in the USA) continued, it was decided to continue increasing interest rates in Israel. The actual increases in prices, which were

relatively large (the annual rate of the increase in the CPI deviated from the upper limit of the price stability target) also contributed to this. Accordingly, the interest rate was increased in April and May by 25 basis points in each month, to a rate of 5.25%.

The Capital Market

The shares and convertible securities index rose in the first three months of 2006 by some 1.8% following a steep upturn of some 32.8% in 2005. Outstanding among the commerce sectors was an increase in prices of shares of the real estate companies, and the Tel Aviv Real Estate Index - 15 rose by some 20.7%. The moderate price increases are partially explained by the political uncertainty that prevailed in the first quarter against the background of the elections in Israel and in the Palestinian Authority. The moderate increase in interest rates and the increase in Israelis' overseas investments also contributed to moderating the demand for shares on the local market. The trading turnover of shares and convertible securities on the Tel Aviv Stock Exchange expanded considerably, amounting to some NIS 1,320 million on daily average, compared with NIS 895 million on daily average in 2005, up by some 48%.

The upswing in economic activity was also reflected at **the Bank**, which recorded a transition from deposits to capital market activity. The increase in the activity volume on the capital market resulted in 13.4% higher income for the Bank from customer activity, up from some NIS 179 million in January to March 2005 to some NIS 203 million in the first three months of 2006.

The CPI-linked government debenture index rose in January to March 2006 by some 1.0%. Most notable was the increase of some 1.6% in short term (up to two years) debentures, in consequence of a certain increase in the inflation environment. Unlinked fixed interest government debentures declined by some 0.5%, and debentures with a term to redemption of more five years posted a higher decline of some 1.3% with an increase in yields to redemption (for eight years) from some 6.2% at the end of December 2005 to some 6.6% at the end of March 2006.

Financial Assets of the Public

The value of the financial assets portfolio of the public amounted at the end of March 2006 to some NIS 1.92 trillion, an increase of some 5.2% (some NIS 96 billion) since the beginning of the year. An examination of the various portfolio components indicates an increase in all components. There was a conspicuous increase in the component of investments in shares both in Israel and overseas. In total, the weight of the total shares component reached some 31.8% of the asset portfolio, a record level in the last two decades. The increase in investments in shares overseas (some 25% since the beginning of 2006) brought their weight to some 3.9%, the highest since the end of 1999 until the beginning of 2001. This is a reflection of a change in the public's tastes, against the background of the change in taxation and the desire to spread risks, with a preference in recent times for expanding investments in the share markets of the world.

The public's total financial assets managed by the **Group** (deposits of the public, debentures and capital notes, security portfolios including mutual funds and also provident funds and supplementary training funds) amounted at the end of March 2006 to some NIS 550 billion, compared with NIS 534 billion at the end of December 2005, an increase of 3.0%.

Bank Credit

In the first quarter of the year, there was a slight nominal decline of some 0.2% in bank credit to the public in the economy (average monthly figures, including mortgage banks), primarily in consequence of a reduction in CPI-linked credit, as compared with a contraction of some 0.8% in credit in the first quarter of 2005.

Part of the explanation for the relative stability in the credit volume, notwithstanding the growth of the economy, is the continued debenture issuances by companies that may constitute an alternative to bank credit. Nonetheless, the volume of such issuances contracted in the first quarter of 2006 as compared with the volume in 2005. According to Tel Aviv Stock Exchange data (that, apparently, represent an under-estimate), in the months January to March 2006 the volume of listed and non-listed issuances of debentures by Israeli companies (exclusive of banking subsidiaries, structured debentures, exchange traded certificates and certificates of deposit) totalled some NIS 3.7 billion, a figure equal to an increase of some 2%, in annual terms, in bank credit.

The **Bank's** credit to the public amounted at the end of March 2006 to some NIS 121.7 billion, a decrease of 0.4% as against the end of 2005.

Credit Rating of the State of Israel and Bank Leumi

The Moody's credit rating company announced on 10 May 2006 that it was raising the foreign currency credit rating outlook of the State of Israel from stable to positive. The announcement gives expression to the company's evaluation that Israeli society and the political and economic decision-makers have proved to be extremely robust in facing the many challenges of recent years. The company emphasized that Israel is demonstrating considerable growth per capita, in purchasing-power terms, and it is nearing a GDP per capita level that is more often associated with advanced economies than developing ones.

Further to this announcement, the company announced on 12 May 2006 that it was raising the foreign currency rating outlook for the deposits of five Israeli banks, including Leumi, from stable to positive. The raising of the rating reflects the continuation of the high prospects of support by the Israeli authorities.

The S&P credit rating company announced on 28 February 2006 that it was raising the long term credit rating of the Bank from BBB+ to A-. The rating outlook is stable. The raising of the rating is explained by the company's evaluation that the Government of Israel would provide significant assistance to the Bank in times of distress.

The Israeli Maalot rating company, a strategic partner of S&P, announced on 11 May 2006 that it was raising the rating of the liabilities of the Bank from AA+ to AAA. This rating also relates to issues that the Bank makes through Leumi Finance Company, a wholly-owned subsidiary of the Bank, which is its financing arm (the proceeds of the issues are deposited with the Bank, and the Bank also undertakes to the trustee to pay the principal, interest and linkage differences to the holders of the capital notes, pursuant to the issued capital notes). Furthermore, the rating also relates to the notes that the Leumi Finance Company intends issuing during the coming year (until April 2007) of up to NIS 4 billion. In the background of the decision is the significant improvement in profitability that principally derives from the boom in the capital market and the improvement in the credit portfolio. In Maalot's opinion, the Bachar Reform does not threaten the financial strength of the Bank.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 31 March		For the year
	2006	2005	2005
	(Percentages)		
Rate of increase (decrease) of the "known" CPI	**0.10**	(0.3)	2.7
Rate of increase in the rate of the US dollar - nominal	**1.35**	1.2	6.8
Rate of increase (decrease) in the rate of the currency basket -nominal	**2.03**	(0.5)	1.7
Rate of increase (decrease) in the rate of the euro - nominal	**3.95**	(3.9)	(7.3)

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

On 30 June 2004, Amendment No. 23 to the Securities Law, 1968 was published, further to principles recommended by the Barnea Committee (the "Amendment to the Securities Law").

Together with the Amendment to the Securities Law, on 14 September 2004 an amendment to the Securities Regulations was published, further to the principles recommended by the Barnea Committee (the "Amendment to the Securities Regulations"). *Inter alia*, the Amendment to the Securities Regulations regulates the disclosure rules regarding the information required in a prospectus, substantially expands the disclosure required in periodic reports, changes the structure of the periodic report and also includes requirements for the disclosure of forward-looking information.

In accordance with the Amendment to the Securities Regulations, the requirement to expand the disclosure in the periodic reports (Regulation 8(b) and 8A of the Securities Regulations (Periodic and Immediate Reports)) does not apply to banking corporations.

In the light of this, the need arose to apply the requirements of expanded disclosure which were added to the Securities Regulations to banking corporations, pursuant to clarifications given by the Israel Securities Authority, subject to the changes required due to the nature of the business of banking corporations.

In accordance with the above, the Supervisor of Banks amended the public reporting directives and on 19 February 2006 published temporary provisions (the "Temporary Provisions") whereby additional information must be included in the Directors' Report, mostly based on the Amendment to the Securities Regulations, subject to the amendments that the Supervisor deemed appropriate to apply to the banking corporations. Pursuant to the Temporary Provisions, information has also been included in the Directors' Report which does not fall into the category of a description of past facts, and is therefore forward-looking information, as defined in the Amendment to the Securities Law.

The Director's Report includes, as mentioned above, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information". Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted by way of words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy",

"aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not a past fact.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency markets and the capital markets, to legislation, to directives of regulatory bodies, to the behavior of competitors, to technological developments and to personnel matters.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

The Management of Current Account Credit Lines

In February 2005, the Supervisor of Banks issued a Proper Banking Management Directive on the subject of "The Management of Current Account Credit Lines", which took effect from 1 January 2006. The Directive is intended to minimize the uncertainty caused to both the customer and to the banking corporation as a result of the practice that allows for exceeding credit limits in current accounts.

Before the Directive took effect, the Bank of Israel made a number of concessions for the transition period, primarily: the deferral of the prohibition on the creation of excesses on current accounts (the prohibition will come into effect on 1 July 2006) and the possibility of unilaterally making available credit even for a customer who has not signed on the required documentation (this concession will be in force until 1 January 2007).

The Bank, while investing considerable resources, has adapted the computer systems, the procedures and the documentation that are necessary in order to implement the Directive. Also, the Bank has carried out appropriate training of its employees.

In addition, in order to implement the provisions, considerable efforts are being invested in signing customers on updated credit facilities and in the prevention/structuring of excess balances, while using, when necessary, and after the exercise of business judgment, the possibility of making available temporary and unilateral facilities.

Despite the aforesaid, it would appear that the rate at which customers are signing the documentation required to make credit facilities available, and likewise the reduction of excess credit balances, is too slow. This seems to derive from the lack of sufficient internalization of the principles of the Directive and its implications on the part of the customers. The Bank is examining the steps that may be taken if customers have not completed the preparations that are required with regard to the Bank by the abovementioned dates.

According to the evaluation of the Management of the Bank and taking into account the amounts of excess interest collected by the Bank, the implementation of the Directive will not have a material affect on the business of the Bank.

Legislation on the Reform of the Capital Market

On 10 August 2005 three laws were published in connection with the reform of the capital market, as follows:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counselling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation and its effect on the Bank see Note 8 to the Financial Statements.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements to 31 December 2005.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assumptions.

The estimates and assumptions are generally based on economic forecasts, assumptions regarding the various markets and past experience after due consideration and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report to 31 December 2005 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxes on income.

In the period January to March 2006 there were no changes in the accounting policy on critical subjects as compared with that described in the Annual Report for 2005.

See pages 48 to 52 of the Annual Report for 2005 for further details.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net Profit of the Leumi Group in the period January to March 2006 amounted to NIS 1,112 million, compared with NIS 528 million in the corresponding period in 2005, an increase of 110.6%.

The increase in net profit of the Group in the period January to March 2006 as compared with the corresponding period in 2005 is primarily explained by the following factors:*

1. An increase in the profit from extraordinary operations in consequence of the sale of some

* Before minority interests in consolidated companies.

of the non-banking holdings, in respect whereof a profit of NIS 711 million was recorded. See pages 40-41 below for further details.

2. A decline in the provision for doubtful debts in the sum of NIS 244 million, a decrease of 54.8% before the effect of taxes.

3. An increase in profit from net interest income before provision for doubtful debts in the amount of NIS 53 million, before the effect of taxes.

4. An increase in operating and other income of NIS 53 million, before the effect of taxes, principally in consequence of an increase in income from customers' activity in the capital market, the payment system services, credit management and credit cards.

On the other hand, the following factors partially offset the said increase:

1. An increase in operating and other expenses (including salaries) in the sum of NIS 401 million, an increase of 28.2%, before the effect of taxes. When neutralizing the special expenses, as detailed below, the increase is 10.8%.

2. A decrease in the Group's share in the profits of companies included on the equity basis in the sum of NIS 63 million, net.

3. An effective tax rate in 2006 which was higher by 4.7%, as detailed below.

Net interest income before provision for doubtful debts of the Leumi Group in the period January to March 2006 amounted to NIS 1,645 million, compared with NIS 1,592 million in the corresponding period in 2005, an increase of 3.3%.

The increase in the Group's net interest income before provision for doubtful debts in the period January to March 2006 as compared with the corresponding period in 2005 stems mainly from an increase of 5.5% in the volume of financial activity, that was partially offset by a decline of 0.18% in the total interest margin.

Furthermore, an expense in the sum of NIS 13 million principally from the adjustments to fair value of debentures for trading, compared with income of NIS 36 million in the corresponding period in 2005, from the sale of debentures and adjustments to fair value of debentures for trading, partly set-off the above increase.

The following table sets out the development of net interest income according to principal activity segments:

Segment	**31 March 2006**	31 March 2005	Change
	NIS millions		%
Households	**519**	453	14.6
Small businesses	**209**	187	11.8
Corporate banking	**390**	338	15.4
Commercial banking	**279**	250	11.6
Construction and real estate	**167**	150	11.3
Private banking	**92**	70	31.4
Financial management	**(12)**	140	-
Other	**1**	4	(75.0)

Total Interest Margin (excluding transactions in derivatives) in the period January to March 2006 was 1.95%, compared with 2.52% in the corresponding period of 2005. The interest margin including transactions in derivatives was 1.58% in the period January – March 2006, compared with 1.76% in the corresponding period in 2005, and compared with 1.60% in all of 2005.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.58%, compared with 2.69% (in annual terms) in the corresponding period in 2005.

The Provision for Doubtful Debts of the Leumi Group in the period January to March 2006 amounted to NIS 201 million, compared with NIS 445 million in the corresponding period in 2005, a decrease of 54.8%.

The decrease in the specific provisions at a rate of 61.3% is a result of the continued trend of improvement in the economy and an improvement in the companies' positions.

The additional and general provisions for doubtful debts in respect of risks that are not identified in the credit portfolio and that are based upon the risk characteristics in the credit portfolio, and also in respect of a sectoral credit deviation, increased in the period January to March 2006 by NIS 34 million, compared with an increase in the sum of NIS 13 million in the corresponding period in 2005 and a decline of NIS 1 million in all of 2005.

The overall rate of the provision for doubtful debts in the period January to March 2006 was 0.45% of total credit to the public (in annual terms), compared with a rate of 1.06% in the corresponding period in 2005 and compared with 0.80% in all of 2005. The rate of the overall provision for doubtful debts in relation to the overall credit risk (balance sheet and off-balance sheet) was 0.30%, 0.71% and 0.53% respectively.

The following table sets out the quarterly development of the provision for doubtful debts:

	2006	2005			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
		NIS millions			
Specific provision	**167**	313	205	477	432
Additional provision	**34**	8	(39)	17	13
Total	**201**	321	166	494	445
Provision as percentage of total credit to the public (on annual basis)	**0.45%**	0.73%	0.38%	1.17%	1.06%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated subsidiaries amounted to NIS 1,074 million as at 31 March 2006 (constituting 0.60% of total credit to the public), as against NIS 1,040 million at the end of 2005.

The following table sets out the development of the provisions for doubtful debts according to principal activity segments:

Segment	**31 March 2006**		31 March 2005	
	NIS millions	in percentages*	NIS millions	in percentages*
Households	**101**	**0.9**	37	0.4
Small businesses	**9**	**0.3**	6	0.2
Corporate banking	**8**	**0.1**	241	1.8
Commercial banking	**29**	**0.3**	60	0.8
Construction and real estate	**51**	**0.8**	102	1.6

* Percentage of total credit at the end of the period on an annual basis.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the period January to March 2006 amounted to NIS 1,444 million, compared with NIS 1,147 million in the corresponding period in 2005, an increase of 25.9%.

Total Operating and Other Income of the Leumi Group in the period January to March 2006 amounted to NIS 940 million, compared with NIS 887 million in the corresponding period in 2005, an increase of 6.0%.

The increase in operating and other income mainly derived from an increase in income from commissions, with an increase of some 33% in commissions from payment system services, of some 42% in commission for dealing with credits and preparing contracts, of some 8% in income from customers' operations in the capital market and some 16% in income from credit cards. On the other hand, income from account management charges declined by some 38% and partially offset these increases.

The ratio of operating and other income to total income (i.e. net interest income before provision for doubtful debts and operating and other income) was 36.4%, compared with 35.8% in the corresponding period in 2005 and compared with 35.9% in all of 2005.

Operating and other income covered 51.6% of operating and other expenses, and on neutralizing special expenses, as detailed below, 60.1%, compared with cover of 62.5% in the corresponding period in 2005 and compared with 61.3% in all of 2005.

Total Operating and Other Expenses of the Leumi Group in the period January to March 2006 amounted to NIS 1,821 million, compared with NIS 1,420 million in the corresponding period in 2005, an increase of 28.2%. On neutralizing special expenses, as detailed below, the rate of the increase is 10.8%.

Salary expenses (including the cost of voluntary retirement) increased in the period January to March 2006 by NIS 325 million, an increase of 37.6% compared with the corresponding period in 2005. The increase in the salary expenses derived principally from the adoption of the new mortality tables published by the Supervisor of Insurance which increased the actuarial liability by NIS 136 million, from an increase in the severance and pension provision as a result of an increase in the value of the liability for severance pay that was higher than the increase in the severance pay fund, in the sum of NIS 72 million, and from the effect of recording the expenses in respect of the issue of options to the employees of NIS 40 million. On neutralizing these amounts, the increase in salary expenses was 8.9%.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased in the period January to March 2006 by NIS 76 million, an increase of 13.7%, compared with the corresponding period in 2005.

Operating expenses constituted 70.4% of total income and 60.5% on neutralizing the special expenses that were detailed above, compared with 57.3% in the corresponding period in 2005 and compared with 58.7% in all of 2005.

Total operating and other expenses (in annual terms) constituted 2.69% of total assets, compared with 2.23% in the corresponding period in 2005, and compared with 2.22% in all of 2005.

Operating Profit before Taxes of the Leumi Group in the period January to March 2006 amounted to NIS 563 million, compared with NIS 614 million in the corresponding period in 2005, a decline of 8.3% and on neutralizing the special expenses, an increase of 32.1%.

Provision for Taxes on Operating Profit of the Leumi Group in the period January to March 2006 amounted to NIS 240 million, compared with NIS 233 million in the corresponding period in 2005. The rate of provision for the said period was some 42.6% of pre-tax profit, compared with 37.9% in the corresponding period in 2005.

The increase in the rate of the provision for taxes was principally affected by recording deferred receivable taxes pursuant to an arrangement with the tax authorities in the first quarter of 2005 of some NIS 65 million. On the other hand, the following matters led to a decrease in the tax rate in the first quarter of 2006:

1. Reduction of the company tax rate from 34% in the first quarter of 2005 to 31% in 2006.

2. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation were positive in the said period, compared with negative rates in the corresponding period in 2005.

Operating Profit after Taxes in the period January to March 2006 amounted to NIS 323 million, compared with NIS 381 million in the corresponding period in 2005, a decrease of 15.2% and an increase of 26.0% on neutralizing the special expenses.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis in the period January to March 2006 amounted to NIS 78 million, compared with NIS 141 million in the corresponding period in 2005, a decrease of 44.7%. In the first quarter of 2006, the profits on the equity basis in respect of Africa Israel Investments, which was sold on 27 March 2006, and in respect of Migdal Insurance Holdings, 10% of the holdings in which were sold on 15 March 2006, were still included. The decline in the contribution of the companies included on the equity basis principally derived from a decrease in the profits of Israel Corporation and also from a full tax provision in respect of the profits of Africa Israel and Migdal Insurance as a result of the sales, as detailed below.

Minority Interests in the Profits (Losses) of the Group in the period January to March 2006 amounted to a profit NIS 1 million, compared with a loss of NIS 9 million in the corresponding period in 2005.

Net After-Tax Profit (Loss) from Extraordinary Items in the period January to March 2006 amounted to a profit of NIS 712 million, compared with a loss of NIS 3 million in the corresponding period in 2005. The profit derives from the sale of the Bank's holdings in Africa Israel Investments Ltd. and the sale of 10.0% of the Bank's holdings in Migdal Insurance Holdings. For details see pages 40-41 of the Report.

Ratio of Operating Profit before Taxes to Net Shareholders' Equity* in annual terms was 16.9% in the period January to March 2006, compared with 19.5% in the corresponding period in 2005.

Ratio of Net Operating Profit to Shareholders' Equity (Net Return on Equity*) in annual terms was 9.5% in the period January – March of 2006, compared with 11.8% in the corresponding period in 2005.

Net Operating Profit per share reached NIS 0.283 in the period January to March 2006, compared with NIS 0.375 in the corresponding period in 2005.

Net Profit per share reached NIS 0.786 in the period January to March 2006, compared with NIS 0.373 in the corresponding period in 2005.

* Shareholders' equity together with minority interests, less capital investments in companies included on the equity basis. The profit does not include the profit of companies included on the equity basis.

Return on Shareholders' Equity in Annual Terms (excluding minority interests) of [a]:

	2006	2005			
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%				
Net profit	**30.8(d)**	11.5(c)	14.9	15.8(b)	14.9
Net operating profit	**10.4**	10.3	15.0	14.7	14.9

The return on equity was considerably affected by the special expenses as detailed on page 18 of the Report. Their effect in terms of return on equity was in a reduction of the return by a rate of some 4.5% on an annual basis.

(a) The calculation of the return relates to the shareholders' equity at the beginning of each period.

(b) Includes a profit of NIS 34 million from extraordinary activities which reflects 0.9% of the return for the second quarter of 2005.

(c) Includes a profit of NIS 46 million from extraordinary activities which reflects 1.1% of the return for the fourth quarter of 2005.

(d) Includes a profit of NIS 712 million from extraordinary activities (as detailed on pages 39-41) which reflects 19.0% of the return for the first quarter of 2006.

Structure and Development of Assets and Liabilities[1]

Total Assets of the Leumi Group on 31 March 2006 amounted to NIS 273.0 billion, compared with NIS 272.8 billion at the end of 2005, an increase of 0.1% and an increase of 6.3% compared with 31 March 2005.

The value of the assets in or linked to foreign currency was some NIS 125.3 billion, some 45.9% of total assets. In the period January to March 2006 the shekel depreciated against the US dollar by 1.35%, against the basket of currencies by 2.03% and against the euro by 3.95%. The change in the rate of exchange contributed an increase of 0.8% in total assets.

(1) The changes in percentages were calculated according to the balances in NIS millions.

Deposits of the public amounted to NIS 221.8 billion on 31 March 2006, similar to the balances on 31 December 2005, and an increase of 5.6% compared with 31 March 2005.

The following table sets out the development of deposits of the public according to principal segment of activity:

Segment	**31 March 2006**	31 December 2005	Change
	NIS millions		%
Households	**111,105**	110,364	0.7
Small businesses	**11,289**	11,391	(0.9)
Corporate banking	**27,546**	28,616	(3.7)
Commercial banking	**22,858**	23,922	(4.4)
Construction and real estate	**2,916**	3,150	(7.4)
Private banking	**37,548**	35,008	7.3
Financial Management and other	**8,545**	9,377	(8.9)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 16.9 billion on 31 March 2006, compared with NIS 17.3 billion on 31 December 2005, a decrease of 2.1%, and an increase of 33.3% compared with 31 March 2005.

Off-balance sheet activity

The following table sets out the development of balances of the customers' financial assets* (off-balance sheet) under the management of the Leumi Group:

	31 March 2006	31 December 2005	Change	
	NIS millions		NIS millions	%
Securities portfolios	**262,300**	245,579	16,721	6.8
of which: Mutual funds**	**46,777**	44,748	2,029	4.5
Provident funds***	**39,279**	38,626	653	1.7
Supplementary training funds	**10,554**	10,619	(65)	(0.6)
Total	**321,133**	294,824	17,309	5.9

* Including an increase in the market value of securities.
** Including funds of all the managers in the system.
*** Including assets of customers in respect of which the Group provides operating and other services.

Credit to the public totaled NIS 177.6 billion on 31 March 2006, compared with NIS 177.3 billion on 31 December 2005, an increase of 0.2%, and an increase of 5.1%, as compared with 31 March 2005.

The balance of securities of companies that were purchased by the Group totaled NIS 6,856 million on 31 March 2006, compared with NIS 6,330 million on 31 December 2005, an increase of 8.3%.

The following table sets out the development of overall credit to the public risk* according to principal sectors of the economy:

	31 March 2006		31 December 2005		
Economy Sectors	Overall credit risk to the public	Percentage of total	Overall credit risk to the public	Percentage of total	Change
	NIS millions	%	NIS millions	%	%
Agriculture	**2,194**	**0.8**	2,160	0.8	1.6
Industry	**40,714**	**15.1**	40,777	15.2	(0.2)
Construction and real estate	**48,643**	**18.1**	47,820	17.8	1.7
Electricity and water	**2,884**	**1.1**	2,743	1.0	5.1
Trade	**31,258**	**11.6**	30,340	11.3	3.0
Hotels, accommodation and food services	**6,142**	**2.3**	6,273	2.3	(2.1)
Transportation and storage	**6,305**	**2.3**	6,360	2.4	(0.9)
Communications and computer services	**8,493**	**3.2**	8,444	3.2	0.6
Financial services	**32,014**	**11.9**	33,967	12.7	(5.7)
Other business services	**7,333**	**2.7**	7,570	2.8	(3.1)
Public and community services	**8,327**	**3.1**	7,767	2.9	7.2
Private persons - housing loans	**31,782**	**11.8**	31,448	11.7	1.1
Private persons – other	**43,120**	**16.0**	42,234	15.9	2.1
Total	**269,209**	**100.0**	267,903	100	0.5

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal activity segments:

Segment	31 March 2006	31 December 2005	Change
	NIS millions		%
Households*	**43,793**	43,668	0.3
Small businesses	**13,505**	13,476	6.5
Commercial banking	**34,115**	32,350	5.5
Corporate banking	**55,155**	57,360	(3.8)
Construction and real estate	**24,665**	24,490	0.7
Private banking	**4,981**	4,678	6.5

* Credit to households includes also housing loans (mortgages). Upon neutralizing this credit, credit to households increased by 0.6%. Housing loans (mortgages) to households amounted to NIS 32.9 billion at the end of March 2006, and increased by a rate of 0.2%.

Merger of the Cable Companies

In May 2006 an agreement was signed to merge the activities of the cable companies in the field of broadcasting and the field of the national internal carrier.

Under the agreement, Matav Telecommunication Systems Ltd. (the "Merged Company") would purchase the activities of the other companies in these fields, in exchange for taking-over obligations and/or the allotment of shares in the merged company.

Financing principles were agreed upon for the Merged Company as part of the agreement.

Upon completion of the merger, the owners of each of the cable companies will hold shares in the Merged Company, pursuant to the relative number of cable television subscribers that each company had on 30 September 2005.

Upon completion of the merger agreement, the Bank is expected to hold some 15.2% of the shares of the Merged Company.

In the estimation of the Management of the Bank, the procedure detailed will not have a material effect on the Bank's Financial Statements.

Memorandum of Understanding regarding Tower

In May 2006 the banks signed a memorandum of understanding with Tower Semiconductors Ltd. Under this memorandum of understanding the Bank will convert its debt of US$ 79 million to shares in the ratio of US$ 2 of debt to US$ 1 of shares. The price per share will be determined according to the average price on the ten days preceding the date of signature of the memorandum of understanding. According to a preliminary calculation, the Bank will hold some 14% of the shares of the company (some 11% on full dilution). Further, a reorganization of the loans will be carried out, so that their repayment will commence in 2009, with a corresponding reduction in interest. The memorandum of understanding is subject to the investment of US$ 100 million in capital by The Israel Corporation.

In the estimation of the Management of the Bank, the reorganization of the loans of the company will not have a material effect on the Bank's Financial Statements.

Problem Loans – the following table sets out the development of the problem loans [(1)(6)] according to the classifications determined in directives of the Supervisor of Banks:

	31 March 2006	31 March 2005	31 December 2005
	(NIS millions)		
Non-accrual	**2,518**	2,593	2,431
Restructured (2)	**1,121**	1,055	985
To be restructured (3)	**1,189**	1,113	1,070
In temporary arrears	**750**	826	698
Under special supervision*	**12,519**	12,697	12,485
Total balance sheet credit to problem borrowers (1)	**18,097**	18,284	17,669
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,313**	2,430	2,060
Other assets in respect of derivatives of problem borrowers	**118**	88	154
Total overall credit risk in respect of problem borrowers (1)	**20,528**	20,802	19,883
Assets received in respect of repaid credit	**25**	15	24
*Of which: debts for which there is a specific provision (4)	**6,757**	7,193	6,936
*Of which: credit for housing for which there is a provision according to the extent of the arrears	**673**	664	673

(1) Not including problem loans that are covered by collateral that are permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof there is a decision of the banking corporation's management for a restructure, but the restructure has not yet been implemented.
(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purposes of limits on the obligations of a borrower and a group of borrowers, except for guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.

Credit to Governments as at 31 March 2006 totaled NIS 808 million, compared with NIS 848 million as at 31 December 2005, a decrease of 4.7% and, compared with 31 March 2005, a decrease of 11.5%.

Securities amounted to NIS 48.4 billion as at 31 March 2006, compared with NIS 47.8 billion as at 31 December 2005, an increase of 1.1%, and an increase of 8.2% compared with 31 March 2005.

The Bank is a member of the Stock Exchange Clearing House Ltd and the Maof Clearing House Ltd.

As at 31 March 2006, the Bank had pledged debentures in the sum of NIS 106 million to the Stock Exchange Clearing House and debentures in the sum of NIS 1,416 million to the Maof Clearing House, to secure its customers' operations and in respect of the Clearing House members' mutual guarantee.

On 17 August 2005, the Bank signed a debenture in favor of the Bank of Israel as security for the credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of Makam, Gilon, Shahar and Galil type debentures, up to the amount of NIS 5.0 billion.

As at 31 March 2006, there was no credit from the Bank of Israel, while the balance of the Bank's deposits with the Bank of Israel amounted to the sum of NIS 3.1 billion.

On 11 May 2006, the Bank entered into an agreement to purchase 5% of the share capital of Cellcom Israel Ltd from Discount Investment Corp. Ltd for a total consideration of some US$ 72 million. Completion of the transaction is subject to such regulatory approvals as may be required. The purchaser of the shares will be the Bank or a subsidiary under its control.

Operational Segments in the Group

The Group operates in different operational segments through the Bank and its subsidiaries in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are according to characteristics that were determined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is detailed in the Annual Report for 2005.

The following table sets out details of the net profit according to operational segments:

Segments	**31 March 2006**	31 March 2005	Change
	NIS millions		%
Households	**88**	118	(25.4)
Small businesses	**52**	54	(3.7)
Corporate banking	**169**	10	+
Commercial banking	**113**	67	68.7
Construction and real estate	**62**	22	181.8
Private banking	**4**	11	(63.6)
Financial management and other*	**624**	246	153.7
Total	**1,112**	528	110.6

* including profit from extraordinary items

1. Households

The following tables set out the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2006				
	NIS millions				
Net interest income:					
From external sources	(617)	16	2	362	(237)
Inter-segmental	1,025	(1)	(1)	(267)	756
Operating and other income:					
From external sources	116	86	75	31	308
Inter-segmental	-	41	90	2	133
Total income	524	142	166	128	960
Provisions for doubtful debts	16	1	-	84	101
Operating and other expenses:					
External	471	94	97	49	711
Inter-segmental	-	-	-	3	3
Operating profit (loss) before taxes	37	47	69	(8)	145
Provision for taxes	16	14	28	(1)	57
Net profit (loss)	21	33	41	(7)	88
% Return on equity					12.1%
Average balance of assets	9,944	1,342	118	33,003	44,407
Average balance of liabilities	103,833	49	-	12,490	116,372
Average balance of risk assets	9,180	5,561	130	26,677	41,548
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	58,301	-	58,301
Average balance of securities	-	-	32,681	-	32,681
Average balance of other assets under management	293	-	-	8,521	8,814
Balance of credit to the public as of 31 March 2006	9,884	927	107	32,875	43,793
Balance of deposits of the public as of 31 March 2006	102,531	5	-	8,569	111,105

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2005				
	NIS millions				
Net interest income:					
From external sources	(476)	12	-	299	(165)
Inter-segmental	822	1	-	(205)	618
Operating and other income:					
From external sources	122	73	68	33	296
Inter-segmental	1	35	77	2	115
Total income	469	121	145	129	864
Provisions for doubtful debts	16	-	-	21	37
Operating and other expenses:					
External	395	78	97	44	614
Inter-segmental	-	-	-	3	3
Operating profit (loss) before taxes	58	43	48	61	210
Provision for taxes	26	17	21	28	92
Net profit	32	26	27	33	118
% Return on equity					17.5%
Average balance of assets	9,036	1,073	54	31,748	41,911
Average balance of liabilities	102,962	45	-	11,099	114,106
Average balance of risk assets	7,825	5,136	54	25,528	38,543
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	47,807	-	47,807
Average balance of securities	-	-	26,426	-	26,426
Average balance of other assets under management	297	-	-	8,742	9,039
Balance of credit to the public as of 31 December 2005	9,846	879	130	32,813	43,668
Balance of deposits of the public as of 31 December 2005	101,594	3	-	8,767	110,364

Main Changes in the Scope of Activity

Total credit to the public in the households segment increased by NIS 125 million compared with the end of 2005, an increase of 0.3%. On neutralizing housing loans, credit grew by 0.6% and housing loans grew by 0.2%. Deposits of the public rose by NIS 741 million, compared with the end of 2005, an increase of 0.7%.

Pension Counselling

The Bank is actively making preparations to enter the pension counselling field, and is developing analytical systems and advanced models to adapt pension products to private customers. Furthermore, the Bank is training counsellors in the pension field and is also recruiting additional staff. The Bank intends to be prepared to provide pension counselling during the course of 2006, subject to receipt of a pension counselling license from the Supervisor of the Capital Market of the Ministry of Finance.

Main Changes in Net Profit

Net profit in the households segment totaled NIS 88 million in the first quarter of 2006, compared with NIS 118 million in the corresponding period in 2005. The decrease in profit primarily stemmed from an increase in the provisions for doubtful debts in the mortgage sector (Leumi Mortgage Bank, see pages 45-46 below). Total income grew by NIS 96 million and was offset by a parallel increase in expenses. Net profit of the segment's activity in the Bank in Israel only grew by 6.7%.

2. Small Businesses

The following tables set out the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2006				
	NIS millions				
Net interest income:					
From external sources	222	5	3	2	232
Inter-segmental	(18)	(1)	(3)	(1)	(23)
Operating and other income:					
From external sources	88	24	4	-	116
Inter-segmental	1	(11)	7	-	(3)
Total income	293	17	11	1	322
Provisions for doubtful debts	9	-	-	-	9
Operating and other expenses:					
External	205	12	7	-	224
Inter-segmental	-	-	-	-	-
Operating profit (loss) before taxes	79	5	4	1	89
Provision for taxes	33	2	2	-	37
Net profit	46	3	2	1	52
% Return on equity					27.3%
Average balance of assets	13,000	177	218	98	13,493
Average balance of liabilities	11,460	70	-	-	11,530
Average balance of risk assets	10,290	766	250	98	11,404
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	5,846	-	5,846
Average balance of securities	-	-	2,423	-	2,423
Average balance of other assets under management	444	-	-	-	444
Balance of credit to the public as of 31 March 2006	13,067	152	187	99	13,505
Balance of deposits of the public as of 31 March 2006	11,289	-	-	-	11,289

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2005				
	NIS millions				
Net interest income:					
From external sources	203	5	2	1	211
Inter-segmental	(21)	(1)	(1)	(1)	(24)
Operating and other income:					
From external sources	89	24	3	-	116
Inter-segmental	(1)	(12)	8	-	(5)
Total income	270	16	12	-	298
Provisions for doubtful debts	6	-	-	-	6
Operating and other expenses:					
External	179	12	6	-	197
Inter-segmental	(1)	-	-	-	(1)
Operating profit (loss) before taxes	86	4	6	-	96
Provision for taxes	37	2	3	-	42
Net profit	49	2	3	-	54
% Return on equity					31.2%
Average balance of assets	12,163	187	204	106	12,660
Average balance of liabilities	10,530	74	-	-	10,604
Average balance of risk assets	9,299	739	204	106	10,348
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,784	-	4,784
Average balance of securities	-	-	1,589	-	1,589
Average balance of other assets under management	429	-	-	-	429
Balance of credit to the public as of 31 December 2005	12,973	155	250	98	13,476
Balance of deposits of the public as of 31 December 2005	11,391	-	-	-	11,391

Main Changes in the Scope of the Activity

Total credit to the public in the segment increased by NIS 29 million as compared with the end of 2005, and total deposits of the public declined by NIS 102 million.

Main Changes in the Net Profit

Net profit in the small businesses segment totaled NIS 52 million in the first quarter of 2006, compared with NIS 54 million in the corresponding period in 2005. The reduction in profit stemmed from an increase of NIS 3 million in the provisions for doubtful debts. Further, income grew by NIS 24 million, which was offset by an increase of NIS 28 million in expenses, a rise of 14.3%.

3. Corporate Banking

The following tables set out the profit and loss of the corporate banking segment:

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 31 March 2006				
	NIS millions				
Net interest income:					
From external sources	511	3	-	63	577
Inter-segmental	(231)	(1)	-	45	(187)
Operating and other income:					
From external sources	47	28	5	11	91
Inter-segmental	-	(23)	3	-	(20)
Total income	327	7	8	119	461
Provisions for doubtful debts	8	-	-	-	8
Operating and other expenses:					
External	82	14	4	42	142
Inter-segmental	-	-	-	35	35
Operating profit (loss) before taxes	237	(7)	4	42	276
Provision for taxes	96	(2)	2	11	107
Net profit	141	(5)	2	31	169
% Return on equity					15.7%
Average balance of assets	47,643	35	34	11,032	58,744
Average balance of liabilities	20,001	123	-	13,596	33,720
Average balance of risk assets	50,135	160	39	11,636	61,970
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,471	53	4,524
Average balance of securities	-	-	46,238	1,217	47,455
Average balance of other assets under management	644	-	-	-	664
Balance of credit to the public as of 31 March 2006	44,804	1	29	10,321	55,155
Balance of deposits of the public as of 31 March 2006	15,202	-	-	12,344	27,546

	Banking and finance	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 31 March 2005				
	NIS millions				
Net interest income:					
From external sources	390	1	-	57	448
Inter-segmental	(142)	-	-	32	(110)
Operating and other income:					
From external sources	35	19	5	11	70
Inter-segmental	2	(16)	4	-	(10)
Total income	285	4	9	100	398
Provisions for doubtful debts	241	-	-	-	241
Operating and other expenses:					
External	70	12	3	37	122
Inter-segmental	-	-	-	28	28
Operating profit (loss) before taxes	(26)	(8)	6	35	7
Provision for taxes	(13)	(2)	3	9	(3)
Net profit	(13)	(6)	3	26	10
% Return on equity					0.9%
Average balance of assets	47,200	24	24	9,498	56,746
Average balance of liabilities	21,223	104	-	12,022	33,349
Average balance of risk assets	47,906	133	24	9,538	57,601
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,565	-	4,565
Average balance of securities	-	-	32,274	807	33,081
Average balance of other assets under management	774	-	-	-	774
Balance of credit to the public as of 31 December 2005	47,065	1	39	10,255	57,360
Balance of deposits of the public as of 31 December 2005	16,405	-	-	12,211	28,616

Main Changes in the Scope of Activity

Total credit to the public in the segment decreased by NIS 2,205 million, 3.8%, as compared with the end of 2005, and total deposits of the public decreased by NIS 1,070 million, 3.7%.

Main Changes in Net Profit

Net profit in the corporate banking segment totaled NIS 169 million in the first quarter of 2006, compared with NIS 10 million in the corresponding period in 2005.

The increase in profit mainly stems from a decline of NIS 233 million in provisions for doubtful debts. Further, income rose by NIS 63 million, 15.8%, compared with an increase of NIS 27 million, 18.0%, in expenses.

4. Commercial Banking

The following tables set out the profit and loss of the commercial banking segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 31 March 2006					
	NIS millions					
Net interest income:						
From external sources	291	2	1	5	60	359
Inter-segmental	(64)	(1)	(1)	(3)	(11)	(80)
Operating and other income:						
From external sources	63	10	19	-	9	101
Inter-segmental	-	(6)	6	-	-	-
Total income	290	5	25	2	58	380
Provisions for doubtful debts	25	-	-	4	-	29
Operating and other expenses:						
External	119	4	8	1	31	163
Inter-segmental	4	-	-	-	-	4
Operating profit (loss) before taxes	142	1	17	(3)	27	184
Provision for taxes	57	1	7	(1)	7	71
Net profit	85	-	10	(2)	20	113
% Return on equity						19.7%
Average balance of assets	27,167	47	93	386	8,665	36,358
Average balance of liabilities	17,951	40	-	332	7,327	25,650
Average balance of risk assets	27,391	259	104	426	5,301	33,481
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,899	-	147	5,046
Average balance of securities	-	-	48,320	-	2,029	50,349
Average balance of other assets under management	1,231	-	-	-	-	1,231
Balance of credit to the public as of 31 March 2006	27,709	49	81	319	5,957	34,115
Balance of deposits of the public as of 31 March 2006	15,863	-	-	75	6,920	22,858

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 31 March 2005					
	NIS millions					
Net interest income:						
From external sources	269	2	1	4	47	323
Inter-segmental	(60)	(1)	(1)	(3)	(8)	(73)
Operating and other income:						
From external sources	55	10	11	-	6	82
Inter-segmental	-	(7)	11	-	-	4
Total income	264	4	22	1	45	336
Provisions for doubtful debts	62	-	-	(1)	(1)	60
Operating and other expenses:						
External	111	4	9	2	28	154
Inter-segmental	4	1	-	-	-	5
Operating profit (loss) before taxes	87	(1)	13	-	18	117
Provision for taxes	40	(1)	6	-	5	50
Net profit	47	-	7	-	13	67
% Return on equity						12.4%
Average balance of assets	25,899	51	111	429	7,915	34,405
Average balance of liabilities	14,740	53	-	378	6,690	21,861
Average balance of risk assets	25,010	202	111	421	4,630	30,374
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,540	-	-	4,540
Average balance of securities	-	-	26,219	-	1,753	27,972
Average balance of other assets under management	1,129	-	-	-	-	1,129
Balance of credit to the public as of 31 December 2005	26,412	43	104	325	5,466	32,350
Balance of deposits of the public as of 31 December 2005	17,046	-	-	60	6,816	23,922

Main Changes in the Scope of Activity

Total credit to the public in the segment increased by NIS 1,765 million, 5.5%, as compared with the end of 2005, and total deposits of the public decreased by NIS 1,064 million, 4.4%.

Main Changes in Net Profit

Net profit in the commercial banking segment totaled NIS 113 million in the first quarter of 2006, compared with a NIS 67 million in the corresponding period in 2005, an increase at the rate of 68.7%. The increase in profit arose from an increase in income of NIS 44 million, 13.1%, which was partly offset by an increase of NIS 8 million in expenses. There was also a decrease of NIS 31 million, 51.7%, in provisions for doubtful debts.

Net profit of the segment from activities of the Bank in Israel rose by 61% and from the activities of the segment in the U.K. there was an increase in net profit of some 43%.

5. The Construction and Real-Estate Segment

The following tables set out the profit and loss of the construction and real estate division:

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 31 March 2006			
	NIS millions			
Net interest income:				
From external sources	347	-	20	367
Inter-segmental	(192)	-	(8)	(200)
Operating and other income:				
From external sources	13	1	-	14
Inter-segmental	-	-	-	-
Total income	168	1	12	181
Provisions for doubtful debts	51	-	-	51
Operating and other expenses:				
External	20	-	2	22
Inter-segmental	-	-	3	3
Operating profit (loss) before taxes	97	1	7	105
Provision for taxes	40	-	3	43
Net profit	57	1	4	62
% Return on equity				11.4%
Average balance of assets	23,869	-	1,072	24,941
Average balance of liabilities	2,913	-	327	3,240
Average balance of risk assets	29,718	-	1,153	30,871
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	202	-	202
Average balance of securities	-	10,322	6	10,328
Average balance of other assets under management	75	-	-	75
Balance of credit to the public as of 31 March 2006	23,619	-	1,046	24,665
Balance of deposits of the public as of 31 March 2006	2,631	-	285	2,916

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 31 March 2005 NIS millions			
Net interest income:				
From external sources	306	-	15	321
Inter-segmental	(167)	-	(4)	(171)
Operating and other income:				
From external sources	10	1	1	12
Inter-segmental	-	-	-	-
Total income	149	1	12	162
Provisions for doubtful debts	102	-	-	102
Operating and other expenses:				
External	18	-	1	19
Inter-segmental	-	-	2	2
Operating profit (loss) before taxes	29	1	9	39
Provision for taxes	15	-	2	17
Net profit	14	1	7	22
% Return on equity				3.9%
Average balance of assets	25,495	-	962	26,457
Average balance of liabilities	2,217	-	222	2,439
Average balance of risk assets	30,120	-	973	31,093
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	193	-	193
Average balance of securities	-	10,432	5	10,437
Average balance of other assets under management	24	-	-	24
Balance of credit to the public as of 31 December 2005	23,407	-	1,083	24,490
Balance of deposits of the public as of 31 December 2005	2,785	-	365	3,150

Main Changes in the Scope of Activity

Total credit to the public in the segment increased by NIS 175 million, 0.7%, as compared with the end of 2005, and total deposits of the public decreased by NIS 234 million, 7.4%.

Main Changes in Net Profit

Net profit in the construction and real estate segment totaled NIS 62 million in the first quarter of 2006, compared with NIS 22 million in the corresponding period in 2005, an increase at the rate of 181.8%. The increase in profit mainly stems from a decline of NIS 51 million, 50.0%, in provisions for doubtful debts. Total income grew by NIS 19 million, 11.7%, which was partly offset by an increase of NIS 4 million, 19.0%, in expenses.

6. Private Banking

The following tables set out the profit and loss of private banking:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 31 March 2006				
	NIS millions				
Net interest income:					
From external sources	(234)	-	-	(30)	(264)
Inter-segmental	280	-	-	76	356
Operating and other income:					
From external sources	11	-	24	59	94
Inter-segmental	1	-	5	2	8
Total income	58	-	29	107	194
Provisions for doubtful debts					
Operating and other expenses:					
External	53	1	16	100	170
Inter-segmental	-	-	-	21	21
Operating profit (loss) before taxes	5	(1)	13	(14)	3
Provision for taxes	2	-	5	(4)	3
Operating profit (loss) after taxes	3	(1)	8	(10)	-
Minority interests in losses of consolidated companies	-	-	-	4	4
Net profit	3	(1)	8	(6)	4
% Return on equity					4.9%
Average balance of assets	1,781	6	-	6,405	8,192
Average balance of liabilities	24,657	-	-	13,063	37,720
Average balance of risk assets	938	44	-	3,593	4,575
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,307	1,608	4,915
Average balance of securities	-	-	25,987	35,146	61,133
Average balance of other assets under management	450	-	-	-	450
Balance of credit to the public as of 31 March 2006	1,830	6	-	3,145	4,981
Balance of deposits of the public as of 31 March 2006	25,240	-	-	12,308	37,548

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 31 March 2005 NIS millions				
Net interest income:					
From external sources	(130)	-	-	(5)	(135)
Inter-segmental	163	-	-	42	205
Operating and other income:					
From external sources	8	-	22	60	90
Inter-segmental	-	-	5	2	7
Total income	41	-	27	99	167
Provisions for doubtful debts					
Operating and other expenses:					
External	38	-	15	78	131
Inter-segmental	-	-	-	15	15
Operating profit (loss) before taxes	3	-	12	6	21
Provision for taxes	1	-	5	1	7
Operating profit after taxes	2	-	7	5	14
Minority interests in profits of consolidated companies	-	-	-	(3)	(3)
Net profit	2	-	7	2	11
% Return on equity					14.8%
Average balance of assets	1,514	5	-	5,986	7,505
Average balance of liabilities	21,926	-	-	11,131	33,057
Average balance of risk assets	795	36	-	3,393	4,224
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,384	-	2,384
Average balance of securities	-	-	19,735	32,769	52,504
Average balance of other assets under management	513	-	-	-	513
Balance of credit to the public as of 31 December 2005	1,667	6	-	3,005	4,678
Balance of deposits of the public as of 31 December 2005	23,746	-	-	11,262	35,008

Main Changes in the Scope of Activity

Total credit to the public in the segment increased by NIS 303 million, 6.5%, as compared with the end of 2005, and total deposits of the public rose by NIS 2,540 million, 7.3%.

Main Changes in Net Profit

The net profit in the private banking segment totaled NIS 4 million in the first quarter of 2006, compared with NIS 11 million in the corresponding period in 2005. The decline in profit stems from the negative contribution of some NIS 11 million of the Swiss subsidiary, compared with a positive contribution of NIS 3 million in the corresponding period of 2005. Net profit of the segment from activities in Israel grew at the rate of 12.5%.

7. Financial Management

The loss in the financial management segment totaled NIS 131 million in the first quarter of 2006, compared with a profit of NIS 35 million in the corresponding period of 2005. The decline in profit derived from the following reasons:

- An increase in operating expenses, which were not attributed to the other segments, as a result of the adoption of the new mortality tables published by the Supervisor of Insurance and an increase in provisions for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which is greater than the increase in value of the severance pay fund.
  In total, these two matters caused a reduction of some NIS 125 million in net profit.

- The decline in financing profit as a result of the decline in market value of debentures for trading and a decline in the profit from the sale of available for sale debentures caused a reduction of some NIS 30 million in the net profit.

8. **Others** – this segment includes activities not included in other segments, including the Group's share of the profits of companies included on the equity basis, as detailed above.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity mainly includes: part of the activities of the capital market companies that are not allocated to other segments, credit card activities and the profits of the Group's companies that are included on the equity basis and the results of the sale of shares in subsidiary and associated companies.

In the first quarter of 2006 the net profit of the "Others" segment amounted to NIS 755 million, as compared with NIS 211 million in the corresponding period in 2005.

The following table sets out details of the main changes in NIS millions:

	31 March 2006	31 March 2005	Difference in %
Companies included on the equity basis	**78**	141	(44.7)
Extraordinary profit[(1)]	**712**	(3)	-
Operating activity at the Bank	**14**	10	40.0
Psagot Ofek	**2**	9	(77.8)
Leumi & Co.	**(1)**	14	-
Other companies in Israel	**(3)**	12	-
Overseas companies	**5**	4	25.0
Tax adjustments[(2)]	**(52)**	24	-
Total	**755**	211	257.8

(1) Profit from Extraordinary Items – (presented in the "Others" Segment)

On 15 March 2006 the Bank and Leumi Real Holdings sold 10.0% out of their holdings in the fully paid share capital of Migdal Holdings and in consequence thereof the rate of the Bank's holding in the share capital of Migdal Holdings declined to 9.98%. The net profit after tax from the said sale totaled NIS 235 million and was recorded as profit from extraordinary items.

On 27 March 2006 the Bank sold all its holdings in Africa Israel Investments. The net profit after tax from the said sale totaled NIS 476 million and was recorded as profit from extraordinary items.

See pages 40-41 for further details in connection with the said sales.

(2) Tax differentials between tax calculations in the segments and the effective tax in the consolidated Report

9. Companies Included on the Equity Basis (Non-Banking) (presented in the "Others" Segment)

This includes the operating results of the Group's non-banking investments, and is presented in the "Others" segment.

The total investment of the Leumi Group in companies included on the equity basis was NIS 1,255 million as at 31 March 2006, compared with some NIS 2,064 million as at 31 December 2005.

The following table sets out the main changes:

Name of Company	Balance Sheet Value (in NIS millions) 31 March 2006	31 December 2005	% change	Market Value (in NIS millions) 31 March 2006	31 December 2005
The Israel Corporation Ltd.	**1,095**	1,066	2.7	**2,118**	2,363
Migdal Insurance and Financial Holdings Ltd. (1)	-	534	-		1,355
Africa Israel Investments Ltd. (2)	-	315	-		1,197
Af-Sar Ltd.	**46**	46	-		-
Keshet Broadcasting Ltd.	**12**	11	9.1	-	-
Others	**102**	92	10.9	-	-
Total	**1,255**	2,064	(39.2)	**2,118**	4,915

1. On 15 March 2006 the Bank sold 10% of the share capital of Migdal Insurance and Financial Holdings Ltd, and from 31 March 2006 the balance of the investment appears under "shares available for sale" in the securities item.

2. On 27 March 2006 the Bank sold its entire holdings in Africa Israel.

The contribution to the profit of the Group of the companies included on the equity basis in the first quarter of 2006 amounted to NIS 78 million, compared with NIS 141 million in the corresponding period in 2005.

The decline in the contribution to profit derived principally from a decline in the profit of The Israel Corporation and from recording full taxes in respect of the profits of Migdal Holdings and Africa Israel, as compared with a provision for taxes payable in the future in respect of a dividend distribution only in the first quarter of 2005.

The following table sets out the companies' contribution to the Group's net profit (in NIS millions):

	Quarter Ended 31 March 2006	2005	% change
The Israel Corporation Ltd.	**26**	90	(71.1)
Migdal Insurance and Financial Holdings Ltd.	**23**	34	(32.4)
Africa Israel Investments Ltd.	**19**	15	26.7
Af-Sar Ltd.	**11**	1	-
Keshet Broadcasting Ltd.	**-**	-	-
Others	**(1)**	1	-
	78	141	(44.7)

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in Section 24A to the Law that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-Banking Holding Corporation") - a corporation whose capital exceeds some NIS 1,767 million and operates in more than three branches of the economy). In the past, the Bank had holdings in two

corporations defined as conglomerates - The Israel Corporation Ltd. and Africa Israel Investments Ltd. See below with regard to Migdal Insurance and Financial Holdings Ltd.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings")

According to the notification to the Bank at the end of June 2005 by Migdal Holdings, and the examination conducted by the Bank pursuant thereto (based on data and information provided by the Migdal Group), the Bank notified the Bank of Israel during July 2005 that pursuant to the Bank of Israel's interpretation of Section 24A of the Banking Law (an interpretation with which the Bank disagrees), as of the end of March 2005, Migdal Holdings (the company in which the Bank has holdings), operates in more than three branches of the economy and as such is also defined as a "Non-banking Holding Corporation" ("conglomerate"). Therefore, the Bank requested a reasonable transition period for complying with the requirements of the Banking Law in this regard. The Bank further requested the Bank of Israel's assistance in amending the legislation approved following the Bachar Committee's recommendations so that the recommendations regarding the banks' holdings in insurance companies would also apply to the Bank's holdings in Migdal Holdings, and that the Bank would be able to continue to hold part of its holdings in Migdal Holdings.

Following the enactment of the legislation with regard to the reform of the capital market (see Note 8 to the Financial Statements) and without prejudice to the above, and in addition thereto, the Bank was required to sell part of its holdings in Migdal Holdings so that it would no longer hold more than 10% of any type of means of control in Migdal Holdings. The Bank has carried out the sale as detailed below.

Sale of Two Non-Banking Holding Corporations

The Bank of Israel has advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006 an agreement was signed for the sale. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction is some NIS 476 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction is some NIS 235 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Holdings remains in the hands of the Bank.

Af-Sar Ltd.

An option agreement was signed between the Bank and Africa Israel Investments Ltd. on 31 August 2003, pursuant to which the Bank was granted a put option to sell all of its shares in Af-Sar Ltd. (20% of the shares of Af-Sar Ltd.) to Africa Israel at any time up to 8 March 2006.

On 8 March 2008 the Bank notified Africa Israel Properties Ltd. of the exercise of the put option under the option agreement. The transaction was completed on 9 April 2006 for a consideration of NIS 51.4 million. The net profit from the transaction is some NIS 2 million.

Activities in Products

A. Capital market operations - these operations include the activities of the mutual funds, provident funds, supplementary training funds and portfolio management. In addition, these activities include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations and of Psagot Ofek Investment House Ltd. which engages in portfolio management and brokerage activities.

A principal part of the capital market activities are in the stage of being sold by the Bank in consequence of the reform in the capital market, in a number of transactions that are anticipated to be concluded during 2006. The majority of the assets managed by the said subsidiaries are not consolidated in the Group's Financial Statements.

The following table sets out details of the activities in the capital market as presented in the various operational segments:

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 31 March 2006							
	In NIS millions							
Net interest income	**1**	**-**	**-**	**-**	**-**	**-**	**6**	**7**
Operating and other income	**165**	**29**	**11**	**25**	**8**	**1**	**74**	**313**
Total income	**166**	**29**	**11**	**25**	**8**	**1**	**80**	**320**
Operating and other expenses	**97**	**16**	**7**	**8**	**4**	**-**	**73**	**205**
Operating profit before taxes	**69**	**13**	**4**	**17**	**4**	**1**	**7**	**115**
Net profit (loss)	**41**	**8**	**2**	**10**	**2**	**1**	**(1)**	**63**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 31 March 2005							
	In NIS millions							
Net interest income	-	-	1	-	-	-	6	7
Operating and other income	145	27	11	22	9	1	87	302
Total income	145	27	12	22	9	1	93	309
Operating and other expenses	97	15	6	9	3	-	63	193
Operating profit before taxes	48	12	6	13	6	1	30	116
Net profit	27	7	3	7	3	1	21	69

Net profit from the capital market operations amounted to some NIS 63 million in the first quarter of 2006, compared with NIS 69 million in the corresponding period in 2005, a decline of 8.7%.

B. Credit Cards - Leumi Card

This activity mainly includes the issue of credit cards to private customers and providing acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first quarter of the year with a net profit of NIS 17.4 million, compared with NIS 12.2 million in the corresponding period in 2005, an increase of 42.6%.

In the first quarter of 2006, the volume of activity of Leumi Card credit card holders rose by 12.9% compared with the activity in the corresponding period of 2005, higher than the overall growth of the whole credit card market, which, according to publications of the Central Bureau of Statistics, stood at 10.8%; the number of active cards in the first quarter of 2006 grew by some 13.5%, compared with the corresponding period in 2005. In addition, an increase of 9.2% was recorded in the number of businesses acquiring through the company compared with the corresponding period in 2005, their number now being 42,000.

In the first quarter of 2006, Leumi Card issued some 700 thousand pre-paid gift-cards, with a pre-paid amount of some NIS 182 million. Leumi Check (a subsidiary of Leumi Card) entered into agreements during the first quarter of 2006 with some 4,000 businesses and carries-out acquiring activities on their behalf.

The following table sets out details of the credit card activities as presented in the various operational segments:

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2006					
	In NIS millions					
Net interest income	**15**	**-**	**4**	**1**	**2**	**22**
Operating and other income	**127**	**-**	**13**	**4**	**5**	**149**
Total income	**142**	**-**	**17**	**5**	**7**	**171**
Provisions for doubtful debts	**1**	**-**	**-**	**-**	**-**	**1**
Operating and other expenses	**94**	**1**	**12**	**4**	**14**	**125**
Operating profit (loss) before taxes	**47**	**(1)**	**5**	**1**	**(7)**	**45**
Net profit (loss)	**33**	**(1)**	**3**	**-**	**(5)**	**30**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2005					
	In NIS millions					
Net interest income	13	-	4	1	1	19
Operating and other income	108	-	12	3	3	126
Total income	121	-	16	4	4	145
Operating and other expenses	78	-	12	5	12	107
Operating profit (loss) before taxes	43	-	4	(1)	(8)	38
Net profit (loss)	26	-	2	-	(6)	22

Net profit from the credit card operations amounted to some NIS 30 million in the first quarter of 2006, compared with NIS 22 million in the corresponding period in 2005, an increase of 36.4%.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	January to March			January to March		
	2006*	2005*	Change	2006**	2005**	Change
	NIS millions		%	NIS millions		%
The Bank	**207**	237	(12.7)	**162**	244	(33.6)
Consolidated companies in Israel (1)	**33**	100	(67.0)	**33**	100	(67.0)
Overseas consolidated companies (2)	**79**	52	51.9	**124**	45	(175.6)
Non-banking companies (1)	**81**	142	(43.0)	**81**	142	(43.0)
Net operating profit	**400**	531	(24.7)	**400**	531	(24.7)
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**15.7**	14.5	7.9	**15.7**	14.5	7.9

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) Leumi & Co.'s non-banking companies were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contributions of the Profit Centers (after translation adjustments):

- The decline in net operating profit at the Bank principally derived from an increase in salary expenses as explained above on pages 18-19 and from an increase in the rate of the provision for taxes, that was partially offset by a decrease in the provisions for doubtful debts and an increase in operating and other income.

- The decrease in the net operating profit of consolidated companies in Israel primarily derived from the negative contributions of Leumi Mortgage Bank and Leumi & Co., compared with positive contributions in the corresponding period in 2005.

- The increase in the profit of overseas subsidiaries primarily derived from positive exchange rate differentials in respect of the investment, as compared with negative exchange rate differentials in the corresponding period in 2005.

- The decline in the contribution of companies included on the equity basis principally derived from a decrease in the profits of The Israel Corporation and also from the reduction in the Bank's share in the profits of Migdal Holdings and Africa Israel Investments, due to the change in the provisions for tax in consequence of the sales.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 16 million, an increase of US$ 1 million. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 79 million, compared with NIS 52 million in the corresponding period in 2005. Excluding the effect of the translation adjustment, the profit of the overseas subsidiaries amounted to NIS 124 million, as compared with NIS 45 million in the corresponding period in 2005, an increase of NIS 79 million, mostly arising from positive exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	January to March	
	2006	2005
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**50**	56
Exchange rate differentials on the investment	**74**	(11)
Exchange rate differentials on the net cost of sources of finance	**(45)**	7
Total contribution of the subsidiaries (after setting off net sources of finance)	**79**	52

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 4,346 million on 31 March 2006, compared with NIS 4,178 million on 31 December 2005. The contribution to net profit was NIS 33 million in the period January to March 2006, compared with NIS 100.1 million in the corresponding period in 2005, a decrease of 67.1%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit (1)		
	31 March 2006	31 March 2005	**31 March 2006**	31 March 2005	Change
	%		NIS millions		%
Leumi Mortgage Bank	**-**	7.3	**(14.1)**	29.5	-
Arab Israel Bank	**24.8**	23.4	**18.3**	16.6	10.2
Leumi Card	**-**	-	**18.4**	11.8	55.9
Leumi & Co. Investment House (2)	**-**	43.4	**(4.1)**	13.9	-
Psagot Ofek Investment House	**13.8**	47.1	**3.3**	7.8	(57.7)
Leumi Real Holdings	**-**	27.8	**(0.5)**	15.1	-
Leumi Leasing and Investments	**3.5**	1.6	**6.1**	2.6	134.6
Others	**2.7**	1.4	**5.6**	2.8	93.1
Total consolidated subsidiaries in Israel	**3.2**	10.7	**33.0**	100.1	(67.1)

(1) The profit (loss) shown is according to the Group's share in the results.
(2) Including the profit and/or loss of the companies included on the equity basis of Leumi & Co.

Leumi Mortgage Bank Ltd.

Leumi Mortgage Bank's loss for the first quarter of the year amounted to NIS 14 million, compared with a profit of NIS 30 million in the corresponding period in 2005.

The loss derives primarily from the increase of some NIS 64 million in the provision for doubtful debts, as follows: On 1 January 2006 the Bank of Israel published directives that deal with all matters relating to the manner of calculation of the provision for doubtful debts regarding housing credit. The directives determined, *inter alia*, that a bank that had elected to calculate the provisions in respect of loans in accordance with the depth of arrears method, even if it was not required to do so under the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given as to the manner of calculation of the depth of arrears, directives as to the manner of calculation of the provision in respect of

arrangements and the re-organization of loans, and also the manner of calculation of the provision in respect of loans in which the principal is repaid in one payment. Further, the directives relate to the clearance of a debt in arrears after the balance sheet date, and do not allow the reduction of the provision even if cash is received in respect of the arrears after the balance sheet date, including cash in respect of the sale of an apartment before the balance sheet date.

The Supervisor's directives determine further that a bank is entitled to change the accounting policy regarding the making of provisions and to implement specific provisions for loans for which it provided in accordance with the depth of arrears, despite the fact that according to the directives of the Bank of Israel it is not obligatory to calculate the specific provision in respect thereof in accordance with the depth of arrears method and this is in respect of the borrowers who are not problematic at the time of the change in policy (that is, there are no arrears in respect of any of their loans).

Leumi Mortgage Bank is considering changing its accounting policy in accordance with the said directives.

The effect of the directives, which apply from the first quarter of 2006, on the provision for doubtful debts, is a one-time addition in the amount of NIS 63.7 million, in respect of amounts that had accumulated up to 31 December 2005, and which are detailed below:

	NIS millions
Assets the realization of which is expected in the near future	24.6
Assets realized and the proceeds from which have been received after the balance sheet date	10.6
Clearing of loans in arrears after the balance sheet date	6.7
Expected receipts in respect of insurance cover	11.1
Prohibition on rounding down of months in arrears	10.7
Total	63.7

As from 1 January 2006, Leumi Mortgage Bank has been acting in accordance with the new directives of the Bank of Israel.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,407 million on 31 March 2006, compared with NIS 4,220 million on 31 December 2005.

The contribution of the overseas consolidated subsidiaries to the net profit of the Group as reported in shekels, in the period January to March 2006, after offsetting translation adjustments, amounted to a profit of NIS 79.3 million, compared with a profit of NIS 52.4 million in the corresponding period in 2005.

The following table sets out the contribution of the major overseas consolidated companies to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit(*)		
	31 March 2006	31 March 2005	**31 March 2006**	31 March 2005	Change
	%		NIS millions		%
Leumi USA (BLC)	**7.7**	8.1	**43.9**	42.9	2.3
Leumi UK	**14.7**	5.8	**32.2**	12.9	149.6
Leumi Switzerland	**-**	-	**(7.0)**	(6.7)	(4.5)
Leumi Luxembourg	**17.6**	2.3	**4.5**	0.6	650.0
Leumi Re	**18.7**	16.1	**4.3**	1.9	126.3
Others	**3.6**	2.2	**1.4**	0.8	75.0
Total foreign consolidated subsidiaries	**7.6**	5.3	**79.3**	52.4	51.3

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes in the amount of NIS 44 million (NIS (8) million in 2005). The sums offset were:

Leumi USA	- NIS 18 million in 2006, compared with NIS 15 million in 2005;
Leumi UK	- NIS 13 million in 2006, compared with NIS (6) million in 2005;
Leumi Switzerland	- NIS 9 million in 2006, compared with NIS (15) million in 2005.

The increase in the contribution to profit derived mainly from the effect of the depreciation of the exchange rate of the shekel against all currencies. The effect of the exchange rate differentials was to increase pre-tax profit by NIS 74 million in the period January to March 2006, compared with a reduction of pre-tax profit by NIS 11 million in the corresponding period in 2005. Net financing expenses that were incurred by the Bank and offset part of these exchange rate differences totaled some NIS 45 million in the period January to March 2006, compared with income of NIS 8 million in the corresponding period in 2005.

The following table sets out details of the net profit of the overseas subsidiaries as reported by them:

	31 March 2006	31 March 2005	Change
	millions		%
Leumi USA (BLC) (US$)	**6.4**	7.3	(12.6)
Leumi (UK) (£)	**3.0**	2.1	39.7
Leumi Switzerland (CHF)	**2.5**	1.1	134.3
Leumi Luxembourg (euro)	**0.5**	0.3	46.3
Leumi Re (US$)	**0.8**	0.4	100.0

The nominal profit of the overseas consolidated subsidiaries as reported by them in the period January to March 2006 totaled US$ 15.1 million, compared with US$ 13.2 million in the corresponding period in 2005, an increase of 13.9%.

Bank Leumi USA and the Bank's agency in New York

As the result of examinations conducted by the supervisory authorities in the USA, Bank Leumi USA and the Bank's agency in New York have agreed to take certain steps, primarily to improve and strengthen the controls and procedures for the prevention of money laundering.

Regarding legal claims and other matters that are connected to consolidated companies, see Notes 3, 5 and 6 to the Financial Statements.

Capital Market and Financial Services Activities of the Bank and the Group

The activities of the Group include a variety of capital market services for all customer sectors, including institutional entities, businesses and households, amongst them counselling on securities and financial assets, the provision of securities brokerage services to customers, the provision of securities custodian services, management and underwriting of securities issues, activities in the fields of options, futures contracts and structured products, services for portfolio managers who manage their customers' portfolios at the Bank, the provision of services connected with the lending and borrowing of securities and more.

The Group also provides varied financial services through subsidiaries that specialize in additional fields, such as credit card issuance and operation and trust services.

In the first quarter of 2006, subsidiary companies of the Bank engaged in additional activities: management of provident funds, supplementary training funds and mutual funds and the management of discretionary securities portfolios. The major part of these activities was sold by the Bank, as the result of the reform of the capital market, in a number of transactions that are expected to be completed in the course of 2006. Most of the assets managed by these subsidiary companies are not consolidated in the Financial Statements of the Group.

The following table sets out details of income from management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	First Quarter		Year
	2006	2005	2005
Mutual funds	**118**	95	427
Provident funds	**54**	51	201
Supp. training funds	**7**	7	32
Total	**179**	153	660

Following the reform, the Group's activities in the capital market will focus mainly on the provision of investment counselling, the field of pension counselling when the Bank receives a license to engage in this activity, the provision of various services in connection with customers' activities in securities and the provision of operating services to entities operating in the capital market.

Also, the Bank is expected to begin to act as a chief market-maker in Israeli government debentures, having been appointed by the Ministry of Finance to be one of the chief market-makers, when market-making trade commences. In April 2006, the Bank was also appointed as a market maker for futures contracts on Shahar government debentures, which have begun to be traded on the Tel Aviv Stock Exchange.

For further details in respect of the effect of the reform of the capital market and the sale of the holdings in mutual funds and provident funds, see Note 8 to the Financial Statements.

Mutual Funds

The value of the assets of the mutual funds managed by the Group in Israel on 31 March 2006 was NIS 33.8 billion, similar to the value of the assets at the end of 2005. The value of the assets of the mutual funds managed by the Group at the end of March 2006 constituted 27.01% of all mutual funds in the sector.

In connection with the notice from the Tel Aviv District of the State Attorney's Office that was received by the Bank and by subsidiary companies, and similar notices that were received by a number of employees of the Bank and of the subsidiary companies, in the matter of alleged offences pursuant to Section 82 of the Joint Investment Trust Law, see below on page 57.

In connection with the legislation regarding the reform of the capital market, see Note 8 to the Financial Statements.

The Group operates two mutual fund management companies in Israel:

Leumi-Pia - on 31 March 2006 Leumi-Pia managed 51 mutual funds with assets totaling some NIS 14.1 billion, compared with NIS 15.1 billion at the end of 2005. Its share of total assets of the mutual funds sector at the end of March 2006 was 11.3%.

Following the reform of the capital market, the Bank decided on 15 September 2005 to sell its holdings in Leumi-Pia, at a price of NIS 535 million, to Harel Insurance Investments Ltd. The sale is subject to the signing of an agreement by the parties and the receipt of regulatory approvals.

Psagot - on 31 March 2006 Psagot managed 58 mutual funds with assets totaling some NIS 19.7 billion, compared with NIS 18.7 billion at the end of 2005. Its share of total assets of the sector at the end of March 2006 was 15.71%.

The Bank decided on 28 November 2005 to enter into an agreement, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds – Leumi Ltd. (the "Psagot Ofek Group"), in a transaction for the sale of goodwill, activities, assets and liabilities relating to all the assets of Psagot Ofek, with York Capital Management ("York"), on behalf of entities managed by it, at a price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control in the company that will manage the portfolio management activities. The completion of the transaction is subject to the receipt of regulatory approvals and other conditions precedent.

Provident Funds

The provident funds managed by the Leumi Group include provident funds for the self-employed, provident funds for salaried employees, central funds for severance pay and a fund for the payment of sick pay.

The value of the assets of the provident funds managed by the Leumi Group on 31 March 2006 was some NIS 35.9 billion, compared with some NIS 36.0 billion at the end of 2005.

The Group, through Leumi Gemel Ltd, provides operating and other services to corporate and private funds. The total value of the assets of these funds amounted to NIS 3.4 billion as at 31 March 2006, compared with NIS 2.6 billion at the end of 2005.

In the period from January to March 2006 the real yields of the provident funds were positive. The Otzma provident fund, the largest of the funds managed by the Bank, achieved a positive real net yield of 1.5%.

Following the legislation on the reform of the capital market, the Bank decided on 26 November 2005 to enter into agreements together with Leumi Gemel Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of these provident funds, was sold to Harel Insurance Investments Ltd., at a price of NIS 675 million. The other provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi, were sold to Solomon Provident Funds Ltd., a company controlled by A. Solomon Investments Ltd., at a price of NIS 473 million. The Leumi Group will continue to provide operating services in relation to the provident funds that were sold, subject to the signing of operating agreements. The transactions are subject to the receipt of regulatory approvals.

Employees' Supplementary Training Funds

Kahal Employees Supplementary Training Fund Ltd. ("Kahal") (which is under the joint management of the Bank and Israel Discount Bank Ltd.) – the value of the assets managed by Kahal and Kahal Paths Supplementary Training Fund (managed by Kahal Management of Study Funds (1996) Ltd., a joint subsidiary of the Bank and Israel Discount Bank Ltd. ("Kahal Management") reached some NIS 10.5 billion on 31 March 2006, compared with some NIS 10.6 billion as at the end of 2005.

The real net yield of Kahal in the period January to March 2006, was positive on all of the paths.

Following the reform of the capital market, on 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million, to be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser to provide operating services to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.

Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,255 million on 31 March 2006, compared with NIS 2,064 million on 31 December 2005.

In the first quarter of 2006 the Bank sold all of its holdings in Africa Israel Investments and also 10.0% of its holdings in Migdal Insurance and Financial Holdings Ltd. As a result, on 31 March 2006 the balance of the holding in Migdal was classified as an investment in securities, in the available for sale portfolio.

In the period January to March 2006, the contribution to net profit amounted to a profit of some NIS 78 million, compared with a profit of some NIS 141 million in the corresponding period in 2005.

Details of the Group's investments in the major companies included on the equity basis follow:

The Israel Corporation Ltd.

The Israel Corporation Ltd is a holding company whose principal holdings are in the areas of chemicals (holding 53% of the shares of Israel Chemicals Ltd.), shipping (holding some 97.5% of Zim Integrated Shipping Services Ltd.) and additional interests.

The net profit in the period January to March 2006 totaled some NIS 244 million, compared with a profit of some NIS 479 million in the corresponding period in 2005.

The consolidated assets of the Israel Corporation totaled some NIS 26.3 billion as at 31 March 2006, compared with NIS 25.8 billion at the end of 2005.

Shareholders' equity totaled some NIS 5,492 million as at 31 March 2006, compared with some NIS 5,398 million at the end of 2005.

Migdal Insurance and Financial Holdings Ltd.

The Migdal group's net profit for the period January to March 2006 reached NIS 131 million, compared with some NIS 144 million in the corresponding period in 2005. The net return on equity in annual terms reached 23.0%, compared with 22.4% in the corresponding period in 2005.

The profit from life insurance amounted to some NIS 168 million, compared with NIS 160 million in the corresponding period in 2005.

The profit from general insurance amounted to some NIS 30 million, compared with some NIS 52 million in the corresponding period in 2005.

The group has total assets of some NIS 52.4 billion, of which some NIS 43.3 billion are life insurance reserves and some NIS 4.3 billion are general insurance reserves. Shareholders' equity as at 31 March 2006 totaled some NIS 2,467 million, compared with some NIS 2,682 million at the end of 2005.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

Market Risk

Market risk management policy is intended to assist in achieving business goals, while limiting the losses that can stem from exposure to changes in the money and capital markets, interest rates, exchange rates and inflation, while estimating the profit anticipated from risk management.

The policy of Management is to manage the risks arising from market exposure in a controlled manner, within the framework of the limits determined by the Board of Directors, and to determine the level of exposure on an ongoing and updated basis, pursuant to economic forecasts regarding developments in the capital and financial markets, and inflation and expected relative prices in the various segments.

The management of market risks at the Bank also includes most of the subsidiaries in Israel, with the exception of Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank") and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with the Bank.

In accordance with Proper Banking Management Directive No. 339 of the Supervisor of Banks, the risk management system must "take into account the exposure to risks of the subsidiaries in Israel and overseas, based on available information from these bodies as part of the management information system".

Accordingly, all the subsidiaries have established an independent policy for market risk management and frameworks for market risk exposures in a uniform format as set by the Bank, in addition to their own internal frameworks. These frameworks have been examined by the Bank's Manager of Market Risks and found to be reasonable.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The basis exposure risk is defined as the loss that can occur in consequence of changes in the CPI and exchange rates and arises from the difference between the value of the assets and liabilities, including the effect of futures transactions, in each of the linkage sectors: CPI-linked sector, foreign currency and foreign currency-linked shekels sector and the unlinked shekel sector.

Since 2004, with the transition to nominal accounting, the exposed capital has been defined as an unlinked shekel source for the purpose of measuring basis exposure.

The exposed capital includes shareholders' funds and certain reserves, less investments in subsidiaries and affiliates and fixed assets, with the addition of the investments in overseas subsidiaries that are financed from deposits in foreign currency.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentage of the exposed capital:

	31 March 2006	31 March 2005	31 December 2005	Maximum Surplus or Deficit
Unlinked	**(23.2%)**	(30.5%)	(8.2%)	50% -(100%)
CPI-linked	**23.2%**	30.5%	8.2%	100% -(50%)
Foreign currency	-	-	-	25% -(10%)

During the first three months of 2006, an average of some 12.0% of the exposed capital was routed to the CPI-linked sector and the balance of the exposed capital was routed to the unlinked shekel sector. No significant amount of capital was routed to the foreign currency (and foreign currency-linked) sector.

In the first quarter of 2006, the maximum amount of capital that was invested in the CPI-linked sector was 23.2% in March 2006, and the minimum amount was 7.1% in February 2006.

The Bank complied with all the basis exposure limits during the first three months of 2006.

Interest Exposure

Interest risk derives from exposure to future changes in interest rates. These changes may potentially cause erosion of the economic capital, shareholders' equity and accounting profit.
The exposure to changes in interest arises from the different sensitivity to changes in the interest rates of the assets as compared with the liabilities in each of the sectors.

The following table sets out a summary of the interest exposure (in NIS millions):

	Potential Erosion of Economic Value			**Potential Erosion of Annual Profit***		
Effect of a change of 1% in the yield curve	**31 March 2006**	31 March 2005	31 December 2005	**31 March 2006**	31 March 2005	31 December 2005
Group	**653**	563	420	**156**	126	156

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at the Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

The Bank complied with all the interest exposure limits during the first three months of 2006.

Liquidity Risk

Pursuant to Proper Banking Management Directive No. 342 of the Supervisor of Banks regarding liquidity management, Leumi has been implementing an internal model since the beginning of 2005, the purpose of which is to accurately evaluate the liquidity resources at the Bank's disposal and its liquidity requirements, under regular operating conditions and under extreme scenarios.

In accordance with the approved limits, the liquidity ratio must be higher than one and the liquidity gap must be higher than zero, in each of the scenarios (as detailed on pages 163-165 of the Annual Report for 2005) during the planned periods of one day, one week and one month.

The Bank complied with the limits during the first three months of 2006.

Value at Risk (VAR)

VAR is an estimate of the maximum potential loss arising from the composition of a portfolio (the forecast decrease in fair value of assets less liabilities) over a given time horizon (holding period) and at a given confidence level, due to possible changes in the market values of debentures, foreign currencies, inflation, shares and interest rates in a direction which adversely affects the Bank. The VAR is calculated once a month at the Group level, and more frequently for specific portfolios.

Since 2004, following the transition to nominal reporting, the base currency for calculating market exposure, including for calculating the VAR, is the unlinked shekel.

The VAR calculations, as presented below, and the limits in VAR terms, are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

The following table sets out estimates of VAR amounts:

	31 March 2006	31 March 2005	31 December 2005
		NIS millions	
Total VAR	**256**	124	148
VAR of MTM re-valued portfolios	**51**	30	37

The Board of Directors' VAR limits are NIS 500 million at Group level and a limit of NIS 300 million for the VAR of Mark to Market re-valued portfolios.

The Bank complied with the limits during the first quarter of 2006.

For further details regarding management of market risks, see pages 158-168 of the Annual Report for 2005. See pages 168-176 of the Annual Report for 2005 with regard to operating risks, legal risks and credit risks.

Linkage Status and Liquidity Status

Linkage Status

In the first quarter of 2006 there was no change in the volume of deposits of the public. However, the increase in the volume of the securities portfolio of the Group's customers continued and amounted to 6.8%.

The balance of credit to the public increased by 0.2%, arising from an increase in unlinked shekel credit, which was partially offset by a decline in foreign currency credit.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 31 March 2006			As at 31 December 2005		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets (1)	**91,970**	**56,332**	**128,675**	95,849	55,234	127,349
Total liabilities (1)	**83,687**	**53,218**	**128,632**	87,460	53,972	127,070
Total exposure in sector	**8,283**	**3,114**	**43**	8,389	1,262	279

(1) including forward transactions and options

(2) including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The System -

In the first quarter of 2006, the net volume of *Makam* issues by the Bank of Israel increased by NIS 3.2 billion, parallel with a reduction of NIS 1.6 billion in the volume of the monetary tenders for deposits with the Bank of Israel. The average volume of the tenders during the quarter stood at some NIS 3.9 billion, and was NIS 2.0 billion at the end of the quarter.

In parallel, the Bank of Israel recommenced during the quarter the tenders for monetary loans as an additional instrument for managing monetary policy. The average volume of the tenders during the quarter stood at some NIS 2.8 billion.

The balance of the banking system's *Makam* holdings was some NIS 12 billion at the end of March 2006, a decline of some NIS 1.4 billion as compared with December 2005.

From March 2006, the Bank of Israel has increased the volume of the "repo" tender to an amount of NIS 500 million par value, while reducing the holding term to one week and increasing the frequency of holding the tenders from every two weeks to every week.

On 16 August 2005, the Bank of Israel gave notice of changes to the monetary instruments for the operation of the current interest rate policy, the principal changes being:

Commencing 1 September 2005, the Bank of Israel has been providing a "monetary loan window" for the banks, without a ceiling, against the provision of security, at a rate of interest of 1% above the Bank of Israel's interest rate, such being the rate it announces each month.

Along with monetary loans, the Bank of Israel operates a new monetary instrument – the "surplus liquidity deposit window" at the Bank of Israel, without a tender and at an interest rate of 1% below the Bank of Israel's interest rate. At the same time, the payment of interest on liquidity surpluses ceased.

During the first quarter of 2006 the utilization of these tools by the banking system continued to be at a low frequency and in negligible amounts.

During the first quarter of 2006, notwithstanding the increase in the interest rate, the change in the mix of the public's financial assets continued, with a transition from deposits to the capital market. There was a slight nominal decline in the amount of bank credit, primarily as a result of a contraction of the credit in CPI-linked sector. The volume of non-banking credit to the business sector continues to be influenced by the issues of debentures by companies on the capital market.

The Bank -

At Leumi there was too a decline in the volume of deposits made at the Bank of Israel, in parallel with the utilization of the monetary loan tenders which were operated by the Bank of Israel during the first quarter of 2006.

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 31.2 billion, which is mainly invested in Israeli government debentures or in foreign securities with an average rating of A+.

The ratio of the Bank's liquid assets – cash, bank deposits and securities (excluding shares) was 36.6% of the Bank's total assets as at 31 March 2006, as compared with some 36.2% as at 31 December 2005. The ratio of such liquid assets in relation to total liabilities stood at 39.7% (31 December 2005 – 39.0%).

Leumi monitors its liquidity status and indices that are intended to warn of changes in the liquidity position, *inter alia*, using a model that was developed in 2004, pursuant to a Directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated according to developments in the major relevant parameters.

Funding (in the Bank) -

Against the background of the continued positive trend in the capital market, the transition of monies from shekel deposits to the capital market continued.

The volume of the securities portfolio of the Bank's customers increased by NIS 13.1 billion during the period under review, in consequence of a flow of new monies and an increase in market values.

The negative accrual volume in provident funds and supplementary training funds totaled some NIS 0.3 billion.

The volume of credit to the public declined during the first quarter by NIS 0.5 billion. There was an increase in unlinked shekel credit totaling some NIS 0.6 billion, 1.0%, and there was a decline in foreign currency credit of some NIS 1.2 billion, at a rate of 3.0%.

In the first quarter of 2006, the balance of deposits of the public at the Bank remained without substantial change, even though the deposit mix changed - there was an increase in the balance of foreign currency deposits parallel with a decline in shekel deposits.

Total deposits of the public in the **unlinked shekel sector at the Bank** declined by NIS 2.7 billion, a rate of 3.3%, and at the end of March 2006 reached NIS 78.6 billion. The major part of the decrease was in the deposits, exceeding NIS 100 million.

The balance of deposits of the public in foreign currency and linked to foreign currency increased by some NIS 2.7 billion, an increase of 3.5%, that partially derived from the depreciation in the shekel rate of exchange and the trend of increases in overseas interest rates. Less the effect of the inter-currency exchange rates, the balance increased by some US$ 0.3 billion. In consequence of the decline in foreign currency credit and the increase in foreign currency deposits of the public, the deposits with overseas banks increased by a volume of NIS 2.2 billion.

The balance of the deposits of the public **in the CPI-linked sector** declined by some NIS 0.5 billion, a decrease of some 1.7%.

Legal Proceedings

A. In the Annual Report for 2005 details were given in the Directors' Report of legal proceedings, civil and other, to which the Bank and consolidated subsidiaries are a party.

   At the date of the publication of this Report, no material changes had occurred in the said proceedings, except as set forth below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the Bank's shareholders' equity as of 31 March 2006, some NIS 173 million, except the proceedings detailed in Notes 3 to 6 to the Financial Statements.

For details regarding an application for the approval of a class action filed in April 2006, see Note 4.C to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions were recorded in the Financial Statements to cover possible damages in respect of all of the claims.

See Note 3 to the Financial Statements for further details.

B. Further to the report in paragraphs 2.1 and 2.2 on page 185 of the Annual Report for 2005, set forth below are further details:

1. The disciplinary tribunal established under the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 (the "Advice Law") decided to adopt the arrangement reached between the State Attorney on the one side and the investment counsellors' representatives on the other side, and decided to impose disciplinary sanctions by way of warning and reprimand on a number of investment counsellors at the Bank, such being in respect of breach of the provisions of section 16(a) of the Advice Law.

2. In addition, the Bank and its subsidiary companies, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds-Leumi Ltd. and Leumi-Pia Trust Management Co. Ltd., received notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) according to which the Bank and the said subsidiaries have been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law (sections 82 and 124(15) (in the form prevailing at the relevant time) and 124(18)).

Similar notice was given to senior employees of the Bank and the said subsidiaries.

Description of the Taxation Position

On 25 July 2005, the Knesset passed the Income Tax (Amendment No. 147 and Temporary Provision) Ordinance, 2005 (the "Amendment"). The Amendment provided for a gradual reduction of the tax rate for companies from 34% in 2005 to 25% in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it will be 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

The Bank, by virtue of its being a "financial institution" for the purposes of the Value Added Tax Law, the reduction of company tax will result in a reduction of the overall tax rate that will apply to the Bank to a lower rate, so that for 2005 the overall tax rate that applied to a "financial institution" was 43.59%, the tax rate for 2006 is 41.03%, for 2007 - 39.32%, for 2008 - 37.61%, for 2009 - 36.75% and from 2010 and thereafter the tax rate will be 35.90%.

D. Additional Matters

Leumi for the Community

Leumi for the Community - Donations and Sponsorships

Leumi, which was founded as part of the Zionist vision, has since its establishment acted to develop the economy, the society and the communities in which it operates.

Leumi continues and deepens its involvement in the community and society and supports the achievement of important objectives in various social spheres, primarily education, and also culture, health, welfare, the community and more.

The Group's contribution to the community is made in a number of ways:

- donations through organizations (institutions and non-profit societies) that operate to promote social projects that concentrate on the education and welfare of children and young people;
- involvement by means of providing sponsorships for educational and cultural activities which benefit the Bank's customers and cultural institutions in Israel and abroad;
- individual care for sections of the population suffering serious hardship;
- the involvement of employees and managers of the Bank in social projects by investing time and other resources for the advancement of social objects.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

The 2005-2006 Year of Activity

The fifth year of activity of "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation" is at its peak. Of the 51 army preparation groups of "Youth Leading Change", 13 were directly funded by "Leumi Tomorrow" – in Dimona, Beer Sheva, Katamon - Jerusalem, Kiryat Menachem - Jerusalem, Ofakim, Pnimiyat Amit Petach Tikvah, Pnimiyat Hakfar Hararok, Krayot, Holon, Tiberias, Daliat El Carmel, Afula and Jaffa. The number of participants is on average 25 per group.

Nine learning centers for matriculation in mathematics were opened, eight of which are funded by "Leumi Tomorrow" – in Acre, Haifa, Netanya, Jaffa, Tiberias, Hadera, Jerusalem, Beer Sheva and Kiryat Gat. 100 students commenced their studies in the centers' winter semester.

Within the context of the decision of Leumi's Management to increase community involvement, joint projects were launched with representatives of the "Shevach" School – a learning center for business studies, and an information security course. Leumi granted 10 scholarships to high school pupils who are simultaneously taking academic studies with the object of assisting them in concentrating on their studies.

In the Galilee panhandle a new initiative was inaugurated together with the Tel Hai College. As part of the "Striving for the Excellence as Far North as Possible" program, 30 students of the Tel-Hai College will tutor some 100 high school pupils from the Galilee panhandle settlements. Students participating in the activity will be supported through grants.

During the Purim festival, thousands of "Tomorrow" youth visited IDF bases throughout the country and distributed candies to the soldiers on the bases.

"Atidim" - Futures

The "Atidim" program is a wide-reaching national program which began in 1999 and is intended to assist with the realisation of the untapped potential of gifted youth throughout the country. The program aspires to develop excellence, strengthen educational infrastructure and reinforce human capital in outlying areas.

The program accompanies youth from middle school, through the army and university and up to their integration into the workplace. Emphasis is placed throughout on strengthening the connection between the participants and their places of residence and the importance of the advancement of their communities.

Leumi is accompanying and supporting the project in an amount of NIS 20 million over five years.

"Young Israel Entrepreneurs - Established by Leumi"

Leumi is one of the partners of the project and has supported it for more than 15 years since its establishment. Each year more than 3,000 young people from all around the country participate in an educational and challenging program, during the course of which they gain experience in establishing and managing businesses while learning the essential aspects of business promotion and practice. The participants in the program come from all the sectors of Israeli society - veterans, new immigrants and young people from the Arab sector.

A product exhibition was held in Haifa in March 2006, at which some of the groups presented their achievements, in anticipation of the regional competition.

Increased Involvement of Employees and Managers

Leumi's Management views the participation of its employees and managers in the community as a central goal in the field of community involvement. Leumi is proud of its employees' involvement in the community, and the increasing number of the Bank's employees who are involved in volunteer activity.

Hundreds of Leumi's employees and managers are involved in volunteer activity in different frameworks: instructing groups of "Young Entrepreneurs", assisting IDF preparation groups of the "Youth Leading Change" Non-Profit Society, assisting at matriculation study centers and assisting families through "Equal Opportunities".

The Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations for determining it, were included in the 2005 Annual Report.

There were no material changes in these details during the reporting period.

The Chief Auditor's report for the second half of 2005 was submitted on 12 March 2006 and discussed by the Audit Committee on 19 March 2006.

A summarizing report for 2005 was submitted on 20 March 2006 and discussed by the Audit Committee on 4 April 2006.

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Accounting Division) as from the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX), According to the Supervisor's Directive, the certification is not brought into effect under the extensive requirements of section 404 of the SOX Act which requires the existence of a system of internal controls according to a defined and accepted framework which is far wider in extent than the disclosure controls required to be operated in relation to the Financial Statements to 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has determined procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers in the manner required to fulfill the requirements of the Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Accounting Division, have evaluated as at the end of the period covered by this Report, the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Accounting Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the Directives on reporting to the public of the Supervisor of Banks and at the time required in these Directives.

In the first quarter of 2006, no material change to the internal controls on financial reporting of the Bank occurred, except for the additional procedures that were adopted following the above Directive of the Supervisor of Banks.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005 the Supervisor of Banks published a circular detailing provisions for the application of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.
- proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.
- application of the directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the bank and the process of developing such systems obliges the bank to deploy and to determine interim stages and targets until the full application thereof.

- the preliminary preparations to carry out the project at the Bank and the subsidiaries must be completed by the date of publication of the report for the first quarter of 2006.

- the project must be completed by the end of the first half of 2008, so that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

The Management of the Bank has commenced preparations for the implementation of the directive, and the preliminary deployment to carry out the project at the Bank and the subsidiaries was completed by the date of publication of the report for the first quarter of 2006, with the cooperation of external consultants.

At the meeting of the Board of Directors held on 31 May 2006, it was decided to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 31 March 2006 and for the period ending on that date.

During the period January - March 2006 the Board of Directors held 11 plenary meetings and 27 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

31 May 2006

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

31 May 2006

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

31 May 2006

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 31 March							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	82,308	1,398	6.97		76,747	1,177	6.28	
Effect of embedded and ALM derivatives (e)	16,479	112			16,684	108		
Total assets	98,787	1,510		6.25	93,431	1,285		5.62
Liabilities (d)	81,024	(717)	(3.59)		78,253	(593)	(3.06)	
Effect of embedded and ALM derivatives (e)	7,327	(13)			5,730	(3)		
Total liabilities	88,351	(730)		(3.35)	83,983	(596)		(2.86)
Interest margin			3.38	2.90			3.22	2.76
Israeli currency – linked to the CPI								
Assets (c) (d)	54,867	770	5.73		53,723	636	4.82	
Effect of embedded and ALM derivatives (e)	226	3			153	2		
Total assets	55,093	773		5.74	53,876	638		4.82
Liabilities (d)	47,393	(558)	(4.79)		47,549	(432)	(3.68)	
Effect of embedded and ALM derivatives (e)	3,794	(56)			2,308	(24)		
Total liabilities	51,187	(614)		(4.88)	49,857	(456)		(3.71)
Interest margin			0.94	0.86			1.14	1.11
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	120,281	3,461	12.02		109,046	1,307	4.88	
Effect of derivatives: (e)								
Hedging derivatives	4,879	28			4,809	27		
Embedded derivatives and ALM	48,269	907			48,975	(397)		
Total assets	173,429	4,396		10.53	162,830	937		2.32
Liabilities (d)	114,845	(2,928)	(10.60)		100,280	(535)	(2.15)	
Effect of derivatives: (e)								
Hedging derivatives	4,789	(46)			4,753	(48)		
Embedded derivatives and ALM	53,660	(897)			57,249	178		
Total liabilities	173,294	(3,871)		(9.24)	162,282	(405)		(1.00)
Interest margin			1.42	1.29			2.73	1.32

See footnotes on page 66.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 31 March							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	257,456	5,629	9.04		239,516	3,120	5.31	
Effect of derivatives: (e)								
Hedging derivatives	4,879	28			4,809	27		
Embedded derivatives and ALM	64,974	1,022			65,812	(287)		
Total assets	327,309	6,679		8.42	310,137	2,860		3.74
Total monetary liabilities generating interest expenses (d)	243,262	(4,203)	(7.09)		226,082	(1,560)	(2.79)	
Effect of derivatives: (e)								
Hedging derivatives	4,789	(46)			4,753	(48)		
Embedded derivatives and ALM	64,781	(966)			65,287	151		
Total liabilities	312,832	(5,215)		(6.84)	296,122	(1,457)		(1.98)
Interest margin			1.95	1.58			2.52	1.76
In respect of options		21				(11)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		1				8		
Financing commissions and other financing income (g)		187				186		
Other financing expenses		(28)				6		
Net interest income before provision for doubtful debts		1,645				1,592		
Provision for doubtful debts (including general and supplementary provision)		(201)				(445)		
Net interest income after provision for doubtful debts		1,444				1,147		
Monetary assets generating interest income (d) (f)	257,456				239,516			
Assets derived from derivative instruments (h)	3,266				3,547			
Other monetary assets (d)	3,568				3,286			
General provision and supplementary provision for doubtful debts	(1,037)				(1,038)			
Total monetary assets	263,253				245,311			
Monetary liabilities generating interest expenses (d)	243,262				226,082			
Liabilities derived from derivative instruments (h)	3,145				2,949			
Other monetary liabilities (d)	7,058				7,129			
Total monetary liabilities	253,465				236,160			
Total monetary assets exceed monetary liabilities	9,788				9,151			
Non-monetary assets	7,796				7,670			
Non-monetary liabilities	1,587				1,836			
Total capital resources	15,997				14,985			

See footnotes on page 66.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three month period amounts to NIS 91 million.
The linked Israeli currency sector for the three month period amounts to NIS 5 million.
The foreign currency sector (which includes Israeli currency linked to foreign currency) for the three month period amounts to NIS (153) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month period amounts to NIS 57 million.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 31 March							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	16,577	189	4.63		16,488	143	3.51	
Effect of derivatives: (e)								
Hedging derivatives	1,051	6			1,106	6		
Embedded derivatives and ALM	10,354	5			11,187	3		
Total assets	27,982	200		2.89	28,781	152		2.13
Liabilities (d)	15,954	(114)	(2.89)		14,931	(52)	(1.40)	
Effect of derivatives: (e)								
Hedging derivatives	1,032	(10)			1,093	(11)		
Embedded derivatives and ALM	11,489	(3)			13,064	(2)		
Total liabilities	28,475	(127)		(1.80)	29,088	(65)		(0.91)
Interest margin			1.74	1.09			2.11	1.22
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	9,415	114	4.92		8,663	86	4.03	
Effect of embedded and ALM derivatives (e)	43	1			80	2		
Total assets	9,458	115		4.92	8,743	88		4.09
Liabilities (d)	8,852	(78)	(3.56)		8,199	(50)	(2.45)	
Effect of embedded and ALM derivatives (e)	71	(1)			107	-		
Total liabilities	8,923	(79)		(3.56)	8,306	(50)		(2.43)
Interest margin			1.36	1.36			1.58	1.66
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	25,992	303	4.74		25,151	229	3.69	
Effect of derivatives: (e)								
Hedging derivatives	1,051	6			1,106	6		
Embedded derivatives and ALM	10,397	6			11,267	5		
Total assets	37,440	315		3.40	37,524	240		2.58
Monetary liabilities in foreign currency generating financing expense (d)	24,806	(192)	(3.13)		23,130	(102)	(1.77)	
Effect of derivatives: (e)								
Hedging derivatives	1,032	(10)			1,093	(11)		
Embedded derivatives and ALM	11,560	(4)			13,171	(2)		
Total liabilities	37,398	(206)		(2.22)	37,394	(115)		(1.24)
Interest margin			1.61	1.18			1.92	1.34

See footnotes on page 68.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ 33 million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

KPMG
Somekh Chaikin

ERNST & YOUNG
Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month period ended 31 March 2006

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries (the "Group") as at 31 March 2006 and the condensed interim consolidated statements of profit and loss and the condensed interim statement of changes in shareholders' equity for the three month period then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 31 March 2006, and whose net interest income before provision for doubtful debts constitutes some 1% of the total consolidated net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month period then ended.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements regarding claims against the Bank and against a subsidiary, including applications for their approval as class actions. The Bank is unable to estimate the effect of the claims on the Bank, if any, on its financial position and operating results, and whether or not they will be material. Furthermore, we draw attention to the contents of Note 8 to the condensed interim financial statements regarding capital market reform legislation. The Note states, inter alia, that the implementation of the provisions of the legislation in their entirety is likely to have negative effects on the Group's businesses, the scope of which cannot at this stage be accurately evaluated in light of the uncertainties which still exist regarding various matters.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

31 May 2006

Condensed Consolidated Balance Sheet as at 31 March 2006
Reported amounts

	31 March 2006	31 March 2005	31 December 2005
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**35,568**	31,333	35,381
Securities	**48,365**	44,692	47,825
Credit to the public	**177,584**	168,921	177,255
Credit to governments	**808**	913	848
Investments in companies included on the equity basis	**1,255**	1,843	2,064
Buildings and equipment	**2,894**	2,710	2,843
Other assets	**6,525**	6,493	6,608
Total assets	**272,999**	256,905	272,824
Liabilities and equity capital			
Deposits of the public	**221,807**	210,109	221,828
Deposits from banks	**4,423**	5,986	4,347
Deposits from governments	**2,173**	3,070	2,225
Debentures, bonds and subordinated notes	**16,889**	12,673	17,253
Other liabilities	**10,272**	9,339	10,966
Total liabilities	**255,564**	241,177	256,619
Minority interest	**152**	267	205
Shareholders' equity	**17,283**	15,461	16,000
Total liabilities and equity capital	**272,999**	256,905	272,824

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Date of approval of the Financial Statements: 31 May 2006

Condensed Consolidated Statement of Profit and Loss
For the Period Ended 31 March 2006
Reported Amounts

	For the Three Months Ended 31 March		For the Year Ended 31 December
	2006	2005	2005
	(Unaudited)		(Audited)
	(NIS millions)		
Net interest income before provision for doubtful debts	**1,645**	1,592	6,628
Provision for doubtful debts	**201**	445	1,426
Net interest income after provision for doubtful debts	**1,444**	1,147	5,202
Operating and other income			
Operating commissions	**742**	693	2,810
Profits from investments in shares, net	**4**	7	43
Other income	**194**	187	865
Total operating and other income	**940**	887	3,718
Operating and other expenses			
Salaries and related expenses	**1,189**	864	3,627
Building and equipment maintenance and depreciation	**287**	277	1,168
Other expenses	**345**	279	1,275
Total operating and other expenses	**1,821**	1,420	6,070
Operating profit before taxes	**563**	614	2,850
Provision for taxes on operating profit	**240**	233	1,193
Operating profit after taxes	**323**	381	1,657
Equity in after-tax operating profit of companies included on the equity basis	**78**	141	378
Minority interest in after-tax operating losses (profits) of subsidiaries	**(1)**	9	24
Net operating profit	**400**	531	2,059
After-tax profit (loss) from extraordinary items	**712**	(3)	77
Net profit for the period	**1,112**	528	2,136
	(NIS)		
Profit per share			
Net operating profit	**0.283**	0.375	1.456
After-tax profit (loss) from extraordinary items	**0.503**	(0.002)	0.054
Total	**0.786**	0.373	1.510
	(Thousands)		
Number of shares for the purpose of the above calculation	**1,414,233**	1,414,233	1,414,233

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 31 March 2006
Reported Amounts

	For the Three Months Ended 31 March					
	2006			2005		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	**7,010**	**8,990**	**16,000**	7,010	7,976	14,986
Net profit for the period	-	**1,112**	**1,112**	-	528	528
Benefit inherent in the allotment of share options to employees	-	**33**	**33**	-	-	-
Adjustments in respect of presentation of securities available for sale at fair value	-	**245**	**245**	-	(72)	(72)
Related tax effect	-	**(100)**	**(100)**	-	23	23
Translation adjustments for companies included on the equity basis	-	**(12)**	**(12)**	-	(8)	(8)
Loans to employees for purchase of Bank's shares	-	**5**	**5**	-	4	4
Balance at the end of the period	**7,010**	**(a) 10,273**	**17,283**	7,010	(a) 8,451	15,461

	For the Year Ended 31 December 2005 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2005	7,010	7,976	14,986
Net profit for the year	-	2,136	2,136
Proposed dividend	-	(1,103)	(1,103)
Adjustments in respect of presentation of securities available for sale at fair value	-	(83)	(83)
Related tax effect	-	35	35
Translation adjustments for companies included on the equity basis	-	25	25
Loans to employees for purchase of Bank's shares	-	4	4
Balance as at 31 December 2005	7,010	(a) 8,990	16,000

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (354) million (NIS (375) million as at 31 March 2005 and NIS (342) million as at 31 December 2005).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 191 million (NIS 45 million as at 31 March 2005 and NIS 46 million as at 31 December 2005).

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 31 March 2006 have been prepared in accordance with accounting principles adopted for the preparation of interim reports. The accounting principles used in preparing the interim report are consistent with those applied in the audited Financial Statements as at 31 December 2005, save as set forth in Note 2 below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2005 and for the year ended on that date, and their accompanying Notes.

2. A. **Application for the First Time of New Accounting Standards:**

   1. **Accounting Standard No. 20 (Amended) – "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies"**

      As from 1 January 2006, the Bank has been applying Accounting Standard No. 20 (Amended) - "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies" ("Standard No. 20") of the Israel Accounting Standards Board.

      Standard No. 20 prescribes the accounting treatment of goodwill and intangible assets on the acquisition of a subsidiary and an investee company that is not a subsidiary, including a company under joint control.

      According to Standard No. 20, the excess of the cost of acquisition of an investment in an investee company over the part of the holding company in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (after relevant tax attribution) constitutes goodwill. The excess of the cost of acquisition of an intangible asset acquired will be attributed only in the event of fulfillment of the definition of intangible asset in accordance with the criteria fixed in Standard No. 20. According to Standard No. 20, in the event that negative goodwill (excess of fair value over acquisition cost) is derived as of acquisition, such negative goodwill will be recognized immediately as of acquisition date as a gain in the profit and loss statement and will not be amortized methodically. Positive goodwill and intangible assets with undefined lives will not be amortized, as opposed to the rules in effect until the starting date according to which goodwill and intangible assets are amortized over their useful lives, up to a maximum of 20 years for goodwill.

      There are directives of the Supervisor of Banks in certain matters that relate to the treatment as aforesaid. Regarding amortization of goodwill over the period of the useful life, there is a limitation in the directives of the Supervisor of Banks of 10 years.

      The application of Standard 20 for the first time did not have an effect on the Bank's Financial Statements.

   2. **Accounting Standard No. 21 - "Earnings per Share"**

      As from 1 January 2006 the Bank has been applying Accounting Standard No. 21, "Earnings per Share" ("Standard No. 21") of the Israel Accounting Standards Board. Standard No. 21 prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

      According to Standard No. 21, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the commencement date). Basic earnings per share are to include only the weighted average of the number of shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included only in the computation of diluted earnings per share,

in contrast to the principles applied until the commencement date, according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period are to be included in diluted earnings per share only up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to Standard No. 21, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of all the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55 of the Institute of Certified Public Accountants in Israel, which also includes adjustments to profits.

According to Standard No. 21, the provisions of the Standard should be implemented regarding comparative earnings per share data relating to previous periods.

The application of Standard 21 for the first time did not have an effect on the comparative figures of earnings per share.

3. **Accounting Standard No. 22 - "Financial Instruments – Disclosure and Presentation"**

As from 1 January 2006 the Bank has been applying Accounting Standard No. 22 – "Financial Instruments – Disclosure and Presentation" ("Standard No. 22") of the Israel Accounting Standards Board.

Standard 22 prescribes principles regarding the presentation of financial instruments and details the proper disclosure required in respect thereof in the financial statements. In addition, Standard 22 lays down principles for the classification of a financial instrument, or its constituent parts, upon its initial recognition as a financial liability, financial asset or equity instrument, the classification of transaction costs (net of any related tax benefit) arising from the financial instrument as a profit and loss item or capital item accordingly, and the conditions upon which a financial asset will be offset against a financial liability.

Adoption of the Standard is implemented according to the "from here onward" method. In certain matters relating to the presentation of financial instruments, the rules determined in the directives of the Supervisor of Banks apply to the Bank.

The application of Standard 22 for the first time did not have an effect on the Bank's Financial Statements.

4. **Accounting Standard No. 24 - "Share-Based Payment"**

As from 1 January 2006 the Bank has been applying Accounting Standard No. 24 - "Share-Based Payment" ("Standard 24") of the Israel Accounting Standards Board.

Standard 24 requires the recognition of share-based payment transactions in the financial statements. Such transactions include transactions with employees or other parties that are to be settled in the company's equity instruments or in cash, as well as transactions that provide the company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize an increase in shareholders' equity in the financial statements when the share-based payment transaction is settled in equity instruments, and the incurrence of a liability when this transaction is settled in cash.

Standard 24 prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In particular, measurement principles are prescribed with respect to transactions with employees

and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument was granted.

The application of Standard 24 for the first time did not have an effect on the Bank's Financial Statements.

See Note 10 with regard to the grant of options and the sale of shares to the Bank's employees in 2006.

B. **Application for the first time of the Provisions of Proper Banking Management Directives relating to Provision for Doubtful Debts in respect of Housing Credit at Leumi Mortgage Bank**

As from 1 January 2006 Leumi Mortgage Bank has been applying the Bank of Israel's circular that deals with all matters relating to the manner of the calculation of the provision for doubtful debts regarding housing credit. The circular determines, *inter alia*, that a bank that elected to calculate the provisions in respect of loans in accordance with the depth of arrears method, even if it was not required to do so under the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given as to the manner of the calculation of the depth of arrears, directives as to the manner of the calculation of the provision in respect of arrangements and the re-organization of loans and also the manner of the calculation of the provision in respect of loans in which the principal is repaid in one payment. Further, the circular relate to the clearance of a debt in arrears after the balance sheet date and does not allow the reduction of the provision even if cash is received in respect of the arrears after the balance sheet date, including cash in respect of the sale of an apartment before the balance sheet date.

The effect of applying the circular to the provisions for doubtful debts at Leumi Mortgage Bank is a one-time addition in the amount of NIS 63.7 million, in respect of adjusting the opening balance for 2006.

3. In the regular course of business, legal claims were filed against the Bank and certain subsidiaries, including applications for approval of class actions. In the opinion of the Management of the Bank and the managements of the subsidiaries, based on legal opinions regarding the chances of the claims succeeding, including the applications for approval of class actions, appropriate provisions were recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the subsidiaries, the total additional exposure arising from legal claims filed against the Bank and against the subsidiaries as mentioned above on various subjects, the amount of each of which exceeds NIS 2 million, and where the chances of such claims succeeding are not remote, amounts to some NIS 110 million.

Following are details of claims in material amounts.

A. On 24 August 1997 an application to approve the filing of a class action against the Bank and against Israel Credit Cards Ltd. ("ICC") was filed in the Tel Aviv District Court in connection with collection of fees for limitation of credit card holders' liability. The application is for approval of a monetary class action in the amount of some NIS 105 million as of the date of filing the claim and also for additional remedies. The request is in the stage of preparation of written summaries.

B. In September 1997 a foreign company in the process of liquidation filed a claim against the Bank, a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and certain of their employees in the amount of NIS 153 million as of the date of filing the claim. The claim

relates to transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, inter alia, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

C. On 15 June 2000 a claim was filed against the Bank in the Tel Aviv District Court, together with an application to approve the claim as a class action in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised to depositors of shekel deposits made by self service through direct banking channels, a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit mislead the depositors to think that the 1% additional interest is granted also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period , as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

D. On 19 June 2002 an application for approval of a class action was filed by the Ramle Municipality against the following respondents: the Bank, the Bank Clearing Center Ltd ("BCC"), Bank Hapoalim B.M. Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd. and Mercantile Discount Bank Ltd.. The applicant asserts that the respondent banks entered into a restrictive arrangement with regard to commissions they charge their customers that receive standing order clearing services and that, as a result of the restrictive arrangement to which the respondents are parties, the applicant, and all recipients of standing order clearing services, pay unfair and unreasonable amounts for these services. The class action was filed in the amount of NIS 967.5 million. On 11 December 2003 the application for approval of the class action was summarily dismissed. On 18 February 2004 the Ramle Municipality appealed the dismissal. On 28 November 2005 the Supreme Court dismissed the appeal. The Municipality submitted an application to the Supreme Court for an additional hearing on the decision and an application for exemption from deposit of a guarantee. The Supreme Court dismissed the application for exemption from deposit of a guarantee and the Municipality has filed an application to strike out its application for a further hearing.

E. On 14 October 2004 an application to approve a claim as a class action in the amount of some NIS 2 billion was filed with the Tel Aviv-Jaffa District Court against the Bank on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the applicant that he and all the other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees illegally and contrary to the exemptions indicated beside the fees on the Bank's price list. The applicant maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The applicant is also claiming that as such the Bank was unlawfully enriched.

On 19 December 2004 the Bank submitted to the Court its response to the application to approve the claim as a class action, and on 24 February 2005 the applicant's reply to the Bank's response to the application for approval of a class action was filed. On 20 September 2005 an application was filed with the Court to amend the statement of claim, pursuant to which the applicant requested to strike out all that part of the claim relating to commissions on securities deposit

management fees. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the amended application for approval of the claim as a class action. On 20 March 2006 an amended response of the applicant was filed.

F. In June 2005, an application for the approval of the filing of a class action was filed in the Tel Aviv District Court against the Bank in the amount of NIS 576 million.

The applicant claims that the Bank did not stand by promises advertised on its internet site in the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet. The applicant is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

4. In addition, there are legal claims pending against the Bank, including applications for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of the claims, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in respect thereof.

Following are the details of the legal claims:

A. In February 2006 an application for the approval of filing a class action was submitted by a customer of the Bank in the Tel Aviv District Court against the Bank, in an amount estimated by the applicant at some NIS 300 million.

According to the applicant, in the framework of the sale of "structured products" to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which enures to the benefit of the Bank in the transaction, which in the applicant's view is in contradiction to the requirement for disclosure which applies to the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is all Bank customers that invested in various "structured products" marketed by the Bank, from January 1999 until January 2006, where the Bank did not disclose to them what allegedly should have been disclosed.

The Bank has not yet submitted a response.

According to the Management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

B. On 7 August 2005, an application was filed against the Bank in the Tel Aviv District Court for the approval of an action as a class action. The claim being made is that up until January 2003, the Bank did not credit its customers with the relative part of the commission amounts paid by them in respect of bank guarantees issued at their request, where the amounts of the guarantees were reduced before the end of the guarantee period.

The applicants maintain that the value of the claim exceeds NIS 2.5 million. In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

C. On 23 April 2006 an application was filed in the Jerusalem District Court to approve a class action against the Bank on the assertion that in consequence of a change in the classification of accounts that were managed at the Bank as "debitory current accounts" to "private commercial debitory current accounts", on 25 April 1999 or thereabouts, according to the applicant's assertion, without due disclosure to customers and in breach of the provisions of the account

management terms and conditions agreement and the legal provisions in such regard, the Bank changed the interest rate (the risk supplement component) and additional costs relating to the management of the account.

The amount of the class action has been estimated by the applicant in an amount of some NIS 45 million.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the application cannot be estimated at this time.

5. Following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000 an application for approval of a class action was filed in the Tel Aviv District Court and against Leumi Mortgage Bank based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim, whose approval as a class action was requested, is estimated by the applicants at some NIS 100 million.

The applicants who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken out from Leumi Mortgage Bank. According to the applicants, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The applicants contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim will be stayed until the appeals referred to in paragraph 6(A) below are decided – the application to the Court for approval of a class action in connection with collection of insurance commissions.

B. On 3 July 2001 an application was filed in the Tel Aviv District Court for approval of a class action based on the Banking (Service to Customer) Law, 1981, the Restrictive Trade Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The amount of the class action whose approval is requested is estimated by the applicant at NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank from borrowers of Leumi Mortgage Bank who took out loans at variable interest. The applicant took out a loan from Leumi Mortgage Bank at variable interest. The applicant is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks, which caused a limitation in the supply of loans at variable interest and their quality and diversity, and a series of other claims.

In addition to the monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the application for approval of the claim as a class action. On 23 September 2003 the applicant appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in the additional hearing regarding Regulation 29 of the Civil Procedure Regulations, 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the ruling states that although interpretive means may be utilized to convert Regulation 29

to an instrument for submission of class actions, such utilization is not appropriate as at this time, taking into consideration legislative procedures underway in the field of class actions. Accordingly, the parties agreed to strike off the appeal regarding Regulation 29 and a date for hearing of the appeal was fixed for 4 May 2006.

On 12 March 2006 the Class Actions Law, 2006 (the "Class Actions Law") was published. The object of the Law is to regulate uniform rules relating to the filing and conduct of class actions.

The Law provides that a class action shall not be filed other than a claim detailed in the schedule to the Law or pursuant to an express statutory provision. Among the matters in respect whereof a class action may be filed on the basis of the Law there include "a claim against a banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not". The Law provides that in principle its provisions shall also apply to applications to approve a class action and to class actions that were pending before a court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Class Actions Law also prescribes provisions as to the prescription of causes of action, that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in applications to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Class Actions Law to the proceeding before it, and if the Law in fact applies - what the implications of its application are. At the same time, the Court cancelled the date of hearing that had been fixed for 4 May 2006 and fixed it for 15 January 2007.

C. On 7 July 2003 an application for approval of a class action was filed against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The applicant is claiming as follows: he received a loan from Leumi Mortgage Bank; according to the Law, Leumi Mortgage Bank was required to stamp to the loan documents; Leumi Mortgage Bank charged the applicant a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should be calculated according to the amount of the loan, without taking into account interest; Leumi Mortgage Bank presented misleading documents to the applicant, according to which the stamp duty that was required was the legally required amount.

The relief requested is for the refund by Leumi Mortgage Bank and the Director of Stamp Duty to the group of applicants of the difference between the actual stamp duty and the amount claimed by the applicants.

The amount of the class action whose approval is requested is estimated by the applicant at some NIS 100 million.

6. The applications for approval of class actions set out below are also pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision was recorded. Following are details of the legal proceedings:

A. On 17 July 1997 an application for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the applicants took out a loan from one of the

respondent mortgage banks. According to the applicants, in the framework of taking out the loan, the respondent banks included them in life insurance or property insurance policies implemented through the banks and, according to their assertions, part of the insurance premiums reached the respondent banks in contradiction of the law.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, only with regard to claims for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues".

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other mortgage banks involved in the claim and the applicants are pending . According to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all of the appeals.

On 1 September 2005 the Supreme Court gave judgement in which it was determined in short, that although it was possible to utilize interpretive means to convert Regulation 29 to an instrument for submission of class actions, such utilization is not appropriate at this time, taking into consideration legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see Note 5B above.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, at this stage it is not possible to estimate the chances of the appeals.

B. On 10 June 2003 an additional application for approval of a class action was filed against Leumi Mortgage Bank regarding alleged over-collection from borrowers who took out loans at variable interest. Although the application and the claim are stated unclearly, it appears that (at least partial) overlapping exists with the basic arguments raised in paragraph 5B above, the requested relief and the group of applicants.

The amount of the class action requested is estimated by the applicants at some NIS 90 million.

In light of the (at least partial) overlapping between the application for approval of the class action reviewed here and the application for approval of the class action reviewed in paragraph 5B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with paragraph 5B above. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the application for approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the process, the chances of the claim cannot be estimated at this time.

C. On 27 March 2006 an application was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the application to be NIS 22 million.

The application was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the application, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan principal.

It should be noted that an application is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the stamp duty authorities on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was effected by charging stamp duty in respect of the interest component of the loan (see Note 5C above for an expansion of the subject). It is contended in the present application that it relates to a charge period that is different from that asserted in the application to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage Bank.

7. Sale of Two Non-banking Holding Corporations

The Bank of Israel has advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006 an agreement was signed for the sale. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction is some NIS 476 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction is some NIS 235 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Holdings remains in the hands of the Bank, and is presented in the securities available for sale item.

8. Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following the team's recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

The major matters dealt with in the laws are:

A. A banking corporation that has material retail activity shall not hold any means of control in a provident fund management company or a mutual fund management company and shall not hold more than 10% of any means of control in a corporation that controls or holds more than 25% of such company.

Further, the controller of such a banking corporation will not hold more than 5% of any type of means of control in such a company or in a corporation whose business is the management of investment portfolios, as mentioned in paragraph 3 below, and will not hold more than 10% in another corporation which controls or holds more than 25% of one of these.

As an exception to these prohibitions on holdings, a bank is permitted to control and to be an interested person in a company which manages a central provident fund for severance pay whose only member is the bank, and to manage the same, and to manage a provident fund all of whose members are employees of such banking corporation or of a corporation controlled by it, and which on 1 July 2005 was closed to the joining of new members.

B. The reduction in holdings in provident fund management companies and in mutual fund management companies will be effected as follows:

Each of the large banks (the Leumi and Poalim Groups) must reduce its holdings in provident funds so that after two years they will each have reduced their market share to no more than 18% and after three years will have no such holdings.

Each of the large banks must reduce its market share in mutual funds to no more than 25% after two years, to no more than 12.5% after three years and after four years they shall have no such holdings.

The other banks in the system were given longer periods to realize all their holdings.

By the date by which the banking corporations are required to have realized all their holdings in provident fund and mutual fund management companies, they are also required to reduce their holdings in corporations controlling or holding more than 25% in such companies, so as to reach holdings in the legally permitted percentages (as mentioned in paragraph A above).

Further, by the date by which the banking corporations are required to have no holdings in provident fund management companies, the banking corporations must reduce their holdings in portfolio management companies which manage investments for institutional entities, as set out in paragraph C below.

C. Banking corporations as mentioned in paragraph A above will not control nor hold more than 5% of a corporation which manages portfolios, which include the assets of an insurer held on behalf of its insured, of provident funds (including pension funds) and of mutual funds.

D. Pursuant to the team's recommendations, the laws defined two fields that require training and licensing and that are subject to regulation and supervision - counselling and marketing, of both

financial products and pension products, and the entities operating in the capital market are required to choose between them. Amendments for this purpose were made *inter alia*, to the Banking (Licensing) Law, 1981, the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995, which also regulates the profession of investment marketing, the Joint Investment Trusts Law, 1994 and the Insurance Business (Control) Law, 1981. In addition, a new law was enacted to deal with pension counselling and pension marketing, which applies to counselling with relation to provident funds, pension funds and insurance programs included in or connected to provident funds and pension funds.

E. The possibility of choosing between the profession of investment counselling and pension counselling, and the profession of investment marketing and pension marketing was not made available to banking corporations with material retail activity or their controlling entities or entities controlled by them. These may engage in counselling only, except that they are permitted to market structured products, options and futures contracts issued by themselves only. In addition, provision of pension counselling by a banking corporation will require the receipt of a license from the Supervisor of the Capital Market, the receipt of which, as detailed below, has been made subject to various conditions.

Other entities have the option of choosing between these two professions; those that choose to receive a marketing license will be permitted (as opposed to the original recommendations of the team which recommended allowing the marketers to market the products of two institutional entities, including the marketer itself) to market products without limitation, on condition that they bring the fact that they are marketers and are interested persons in the products that they are marketing to the attention of their customers. The marketers are prohibited from using the word "counselling" in their name or publications.

Marketers, whether of financial products or pension products, are permitted to receive benefits both from the institutional entities whose products they are distributing and from the customers.

F. Holders of investment counselling licenses, including banking corporations, are prohibited from counselling or executing transactions in respect of financial products in which an institutional entity (including its controlling entities or entities controlled by any of them) which holds 10% in the counsellor, has an interest (interest meaning management of the product, offering or issuing the product, or the receipt of a benefit other than from the purchaser or holder of the product, unless expressly permitted by law, hereafter: "interest"). Holders of investment counselling licenses and banking corporations are permitted to receive distribution commission from an institutional entity in connection with counselling and executing transactions in mutual funds and supplementary training funds.

In this regard, it was determined that the rate of commission that investment counsellors may charge a mutual fund manager or a supplementary training fund management company for executing transactions will not vary as a result of its being collected from various fund managers and it will not be dependent on the identity of the supplementary training management company. The Minister of Finance is authorized to issue regulations to determine the conditions for the payment of such commissions, their maximum rate and their manner of calculation. Regulations with regard to distribution commissions were issued in February 2006.

G. Holders of investment counselling licenses or their related entities are prohibited from issuing exchange traded certificates.

H. Pension counsellors will be under a duty, when choosing the type of pension product, to consider all the types of pension products, and when choosing the pension product of the relevant type, to consider all the pension products and the institutional entities.

Pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity (including its controlling entities or entities controlled by

any of them), which is an interested person in the banking corporation, has an interest. Similarly, pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity has an interest, where the controller of the banking corporation holds more than 10% or controls such institutional entity.

In addition, pension counselling provided by a banking corporation may only be given in a permanent branch building, which has been licensed as a branch under the Banking (Licensing) Law.

Pension counsellors may receive distribution commission from the management company in respect of a provident fund for savings, pension or severance pay, which is not an insurance fund, and in respect of a supplementary training fund, subject to limitations. The rules regarding distribution commissions to be paid by the management company were laid down in the distribution commissions regulations issued in February 2006.

These restrictions do not apply to pension marketers, who, as mentioned above, may counsel and sell, in accordance with the law and as opposed to the recommendations of the team, all pension products, and to receive benefits from the managers of such products.

A pension counsellor which is a banking corporation is forbidden to enter into an agreement with an employer or employers' organization regarding the provision of pension counseling to the employees of such employer or to the employees of an employer who is a member of such organization. In addition, a banking corporation is forbidden from entering into an agreement with an employees' organization regarding the provision of pension counselling to the employees it represents. This restriction does not apply to a pension marketer.

The law provides that a transaction in a pension product may only be carried out as part of and in pursuance to pension counselling or marketing.

I. Investment counsellors in financial products and pension counsellors may not enter into agreements for the provision of services with institutional entities (provident fund managers, pension funds, insurers, mutual fund managers), which are not in the usual course of business of the counsellor, which are not on an arm's length basis or which may materially affect the profitability, assets or liabilities of the counsellor unless they have received the prior written approval of the Chairman of the Securities Authority or the Supervisor of the Capital Market, as appropriate, and with regard to banking corporations, also of the Supervisor of Banks and, until 2010, the Antitrust General Director.

J. Banking corporations may receive a pension counselling licence where all the following conditions are fulfilled:

the banking corporation is permitted to carry-out pension counselling under the Banking (Licensing) Law; the bank does not hold more than 5% of an insurance company and does not hold more than 10% of a company that controls, or holds more than 25%, of an insurance company; the bank has reduced all its holdings in provident funds and mutual funds as required by the law so that it no longer holds provident fund and mutual fund management companies and holds no more than 10% of another company that controls or holds more than 25% of a provident fund or mutual fund management company; the Supervisor of the Capital Market is convinced that the bank's undertaking of pension counselling will not have a materially detrimental affect on the development of competition and prevention of concentration in Israel, in the field of pension counselling, in brokerage activities between customers and institutional entities and in the field of banking, such being after consultation with the Antitrust General Director and the Supervisor of Banks.

However, the Supervisor of the Capital Market may give a pension counselling licence to a banking corporation where its shareholders' equity and that of banking corporations controlling it

and controlled by it do not exceed NIS 10 billion, even before the completion of the sale of their holdings in provident funds and mutual funds.

K. During the period determined in the law, and which is longer in the case of the Leumi and Poalim Groups than for other banks, the pension counselling licence of a banking corporation will be restricted and the banks will be permitted to counsel only in respect of some of the pension products, that is, provident funds for savings, pension or severance pay which are not insurance funds, but not in respect of insurance funds and life insurance products included in or connected to provident funds. The restricted counselling period for the Leumi and Poalim Groups will be 5 consecutive years from the date upon which each bank complies with the conditions for receiving a pension counselling licence (the first three conditions referred to in paragraph J above) while with regard to the other banks, the period will continue until the relevant bank has first complied with the said conditions for receiving a pension counselling licence, but no earlier than 31 December 2009.

During the restricted period, a bank must advise its customer that the pension counselling it gives is restricted to certain types of product, but nonetheless the law provides that when choosing the type of product which is most appropriate to the customer, the holder of the counselling licence will consider all the types of pension products, both those permitted and those forbidden to it, but the choice of the product most appropriate to the customer will be from the permitted products, on condition that the most appropriate product for the customer is in fact a permitted one.

L. The supervision of and enforcement relating to provident funds have been laid down in a new law – the Financial Services (Control) (Provident Funds) Law, 2005. This law regulates for the first time provident funds managed personally by the individual members. The unique nature of such a fund is that it is intended for an individual member who is permitted to give instructions regarding the investment of the fund's moneys. The laws also determine that the control of and the holding of a specified percentage of the means of control in an institutional entity shall be conditional upon obtaining a permit. Obtaining a permit as aforesaid shall be conditional on the permit applicant's market share not exceeding 15% in the long-term savings sphere and 20% in the mutual funds sphere.

This law makes basic changes to employee and employer rights in relation to provident funds, the principal ones being the freedom of choice allowed to employees with regard to provident funds and the freedom of movement between funds without the interference of the employer or employee organizations.

M. The laws regulate subjects that did not arise from the team's recommendations, including, *inter alia*: an amendment to the Banking (Licensing) Law which permits a bank and a mortgage bank to control an insurance agent whose business is that of life insurance and household insurance connected with the granting of housing loans, an amendment to the Banking Ordinance that allows the Supervisor of Banks to publish Proper Banking Management Directives, and ratifies the existing Proper Banking Management Directives, an amendment to the Banking (Licensing) Law which will require the receipt of the consent of the Supervisor for the establishment of an auxiliary corporation by a banking corporation, civil penalties for breach of Proper Banking Management Directives and other breaches, including certain breaches of the Banking (Service to Customers) Law, the possibility of imposing civil fines for breaching various provisions of the Banking (Licensing) Law and breaches of various provisions of the Regulation of Engagement in Investment Counselling, Investment Marketing and Management of Investment Portfolios Law, and more.

N. The laws include transitional provisions for the various amendments. So long as their entire holdings in provident funds and mutual funds have not been sold, the provisions of the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995 will apply to banking corporations, as they were prior to the amendments. However, with regard to counselling on provident funds for savings and personal provident funds for

severance pay, the said law will continue to apply until the earlier of either the end of three and a half years from the date the new legislation came into effect, that is 10 August 2005, or until the receipt of a pension counselling license.

The Team's Proposals regarding Underwriting Activity

The team's recommendations included proposals to strengthen the restrictions on underwriting by corporations controlled by banks. On 12 February 2006, draft Securities (Underwriting) Regulations were published on the internet site of the Israel Securities Authority, the enactment of which, in the proposed form, would be likely significantly to damage the business activities of Leumi & Co. Underwriters Ltd., under its present control structure. The regulations require the approval of the Finance Committee of the Knesset before they become effective.

Regulation of Distribution Commissions

On 26 February 2006, regulations were published in the Government Gazette ("Reshumot") regarding the payment of distribution commissions in respect of distribution of mutual funds and distribution commissions in respect of provident fund distribution. With regard to mutual funds, three levels of maximum rates of distribution commissions were determined, which are to be calculated in respect of the mutual fund units held through the distributor, according to type of mutual funds, being: 0.25% in respect of funds investing mainly in short-term, low risk investments, 0.8% in respect of funds investing mainly in equities and 0.4% in respect of other funds.

It was determined that a distributor will not be entitled to charge distribution commission in respect of mutual fund units as detailed below:

units purchased prior to the date when the regulations go into effect, except for mutual fund units that on 10 August 2005 were managed by a fund manager that was controlled at the time by the same distributor or by a company that controlled such distributor, and at the time of collection of the commission was managed by a fund manger who was connected to the distributor pursuant to a distribution agreement; units of a fund registered for trade on the Tel Aviv Stock Exchange; units purchased by portfolio managers on behalf of a customer whose portfolio is managed by it; although a distributor that does not have holdings in a corporation that is a mutual fund manager may charge distribution commission for units that were purchased by a portfolio manager controlled by the distributor on behalf of a customer of the portfolio manager.

In relation to provident funds, including supplementary training funds, and in relation to pension funds, the maximum distribution commission rate is 0.25% regarding new deposits made as from 1 January 2006, and 0.1% regarding deposits made up to and including 31 December 2005, excluding monies in a fund controlled by a banking corporation on 10 August 2005, and monies to be transferred, as from 1 April 2006, from a fund that was controlled by a banking corporation on 10 August 2005, to another fund. In both of these cases, monies deposited prior to 31 December 2005 will bear the maximum commission rate of 0.25%. The commission calculation will be made with regard to the value of the fund assets deposited, transferred or that remain in the fund following continuation of membership as a result of advice that will be given to the member, including profits accrued thereto, and in a provident fund for pension, the value of the assets standing against the obligations of the fund to the customer.

The regulations came into effect as from 1 April 2006.

Regulation of Operating Commissions

In February 2006 the Supervisor of the Capital Market distributed a draft circular proposing restrictions on operating agreements between a pension counsellor and an institutional entity, including a maximum rate of commission of 0.1% for the provision of operating services to provident funds by a pension counsellor.

In addition, the proposed circular enables a management company acquired from a banking corporation, or that acquired a provident fund from such, to continue to provide various services through the banking corporation to members of a provident fund managed by it who are not included under the fund's operating agreement, and which are usually part of the service that the pension counsellor provides to its customers; and so long as the members are not receiving this service as part of the pension counselling given by the banking corporation, to pay commission for the above services at a maximum rate of 0.25% of the value of the total assets of the member managed by the fund.

According to the proposed circular, the above service and payment are to be laid down in an agreement between the management company and the banking corporation, and the agreement is to be presented for the approval of the Supervisor of the Capital Market, Insurance and Savings. Pursuant to the draft, the above arrangement will be in place for a limited period, namely, until the end of 2007, and it is proposed that the agreement lay down a mechanism to ensure that the management company does not pay for the service in respect of a member to whom the banking corporation does not intend providing pension counselling until the end of the above period or has not provided him in practice with pension counselling during such period. It is proposed that the management company not make the said payment to a banking corporation in respect of a member who received pension counselling from any pension counsellor, starting from the time of receipt of the counselling. On 21 March 2006, the Supervisor distributed an updated draft of the above circular, and gave notice that until the publication of a binding circular, he intends to approve agreements for the provision of services that comply with the conditions of the draft circular.

Actions taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- On 15 September 2005 it was decided to sell the holdings in Leumi-Pia at a price of some NIS 535 million to Harel Insurance Investments Ltd., subject to the signature of an agreement between the parties and regulatory approvals.

- On 19 October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

- On 26 November 2005, the Bank decided to enter into agreements, together with Leumi Gemel Ltd., for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

  A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon funds, and the investment activities of the provident funds, were sold to Harel Insurance Investments Ltd. at a price of NIS 675 million. The completion of the transaction is conditional upon the receipt of regulatory approvals and the signature of distribution and operating agreements. A group of ten provident funds, the largest of which are Sion, the Central Fund for Severance Pay, Tzur and Sagi were sold to A. Solomon Investments Ltd. (or a company under its control) at a price of some NIS 473 million. The completion of the transaction is conditional upon the receipt of regulatory approvals, and other conditions precedent on the fulfilment of which the Markstone Fund will become the controlling shareholder of A. Solomon Investments Ltd. The Leumi Group will continue to provide operating services in relation to all the provident funds that were sold, subject to the signing of operating agreements.

- On 28 November 2005, the Bank decided to enter into an agreement, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds - Leumi Ltd. (the "Psagot Ofek Group"), for the sale of the goodwill, activities, assets and liabilities relating to all the assets of the Psagot Ofek Group, with York Capital Management ("York") on behalf of entities managed by it, at the price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control of the company that will manage the portfolio management

activities. The completion of the transaction is subject to receipt of regulatory approvals and other conditions precedent.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. With regard to managers of funds that were controlled by the Bank at the time of publication of the laws, the commission will be charged as of the date when such fund managers are no longer controlled by the Bank. The Bank has signed distribution agreements with the majority of the fund managers.

- On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million, to be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

  It has been agreed that the Bank will enter into an agreement with Kahal and the Purchaser to provide operating services to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.

  Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

- The Bank is examining, together with the employees' representatives, the preparations required for complying with the provisions of the permit given to the banks in the legislation, for the engagement in management of provident funds all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank is preparing to establish central funds for severance pay for its employees and employees of other Group companies.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement between funds, on its liabilities towards employees on retirement.

Effect of the Reform on the Bank and the Group

The reform will have a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counselling, distribution and the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counselling, the provision of pension counselling (when the Bank receives a license to engage in such activities), the provision of operating services to entities active in the capital market, and additional activities.

The limits in the legislation, under which a banking corporation may not carry out marketing activities but only counselling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counselling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

Further, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from activity in these fields. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of income from management fees from mutual funds, provident funds and including supplementary training funds (in NIS millions):

	First Quarter		Year
	2006	2005	2005
From mutual funds	**118**	95	427
From provident funds	**54**	51	201
From supplementary training funds	**7**	7	32
Total	**179**	153	660

In the estimation of the Management of the Bank, based on the data and assumptions detailed below, in lieu of the income of the Bank and the Group arising from management fees as detailed above, which as of the completion of the disposal transactions will no longer arise, in 2006 the Bank may receive management fees, distribution commissions and commissions in respect of services to members, in amounts which will reduce the pre-tax profit by some NIS 176 million.

The bringing-forward/delay in the sale of all the mutual and provident funds by one month would reduce/increase Group profits by some NIS 20 million, before taxes.

The data and assumptions upon which the estimation is made are:

With regard to the first quarter of 2006, the actual income from mutual and provident funds, including supplementary training funds was taken into account.

With regard to the second quarter, an income estimate according to actual first quarter performance was used, since the sales have not yet been completed, with the exception of one company in relation to which only distribution commissions were taken into account. In the figures of the Annual Report, the calculation was made on the assumption that the sales would be completed by 31 March 2006.

With regard to the following quarters, the distribution commission and commission in respect of services to members were calculated as follows:

The calculation of distribution commission in respect of mutual funds is based on the balance of the holdings of customers of the Bank or the Group, as the case may be, as they were on 31 March 2006, and weighted commission rates, according to the types of the total fund assets managed by Leumi Pia and Psagot on 31 March 2006, without assuming any changes in the holdings, which might affect the amount of commissions to be received by the Bank, both due to changes in the classification of funds and to changes in the scope and make-up of customers' holdings.

The calculation of the distribution commission is based on the maximum rates determined in the regulations.

The calculation of the distribution commission in respect of provident funds also includes commission in respect of services to members that are usually part of the service provided by a pension counsellor, for as long as pension counselling is not provided. The calculation is also based on the balances of the holdings of members of provident funds managed by the Group, as they were as of 31 March 2006, assuming that the commissions will be paid on these total balances. It is clarified that if this assumption does not materialize, the decrease in pre-tax profit as detailed above will increase by up to some NIS 33 million. In addition, this calculation was made without any assumption as to changes in holdings, which might affect the amount of commissions that the Bank will receive.

Operating commission that the Bank may receive from operating services was not taken into account in the calculation, in light of the significant expenses involved in providing these services.

In the above amounts, the use that the Bank is likely to make of the consideration of the sales of holdings carried out in consequence of the legislation was not taken into account.

The transactions carried out by the Bank (with the exception of the sale of Direct Insurance which was completed in 2005) are expected to be completed during 2006, and consequently the Bank anticipates in 2006 capital gains of some NIS 2.0 billion.

In the Bank's assessment, in addition to the estimated decrease in income shown above, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the scope of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

9. Changes in Mortality Tables

In November 2005 the Supervisor of Banks announced that he was adopting the letter of the Chief Actuary of the Capital Market, Insurance and Savings Department at the Ministry of Finance to the insurance companies, pursuant whereto as from the first quarter of 2006 an insurer must assess the reserves for life insurance policies on the basis of the mortality tables as presented in the position paper sent by the Commissioner of Insurance for the observations of the insurance and pension fund companies in April 2005.

In the opinion of the Bank's actuary, in reliance on the revision of the mortality assumptions in accordance with the said position paper, for the purpose of assessing the actuarial liabilities, the Bank recorded an additional provision of NIS 136 million before taxes (some NIS 86 million after taxes) in the first quarter of 2006 to revise the pension and jubilee reserves.

10. A. Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to the Bank's employees and to various employees of the Leumi Group, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The said options are subject to all the terms of the Outline, including:

1. The options will be exercisable in two equal annual tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, if such issues take place.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance. This expense will be recorded in the Bank's Financial Statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external valuer in accordance with the Black & Scholes model, is some NIS 422 million. The calculation of the fair value is based upon the following principal criteria:

- standard deviation of the annual yield: 25%;

- risk free linked interest rate: 3.5%;

- price per share – the closing rate of NIS 17.30 per share on 14 February 2006;

- dividend distribution policy: 50% of the net profit;

- rate at which employees leave during the course of the vesting of the options: 2%;

The Bank received approval from the tax authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the time of the granting of the options is some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions in the amount of some NIS 83 million, and as against this the Bank will save companies tax and profits tax in the amount of some NIS 163 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first quarter of the year, the Bank recorded some NIS 40 million as salary expenses in the statement of profit and loss.

B. **Sale of Shares to Employees**

In March 2006, agreement was reached with the Accountant-General regarding the offer of ordinary shares of the Bank by the State to the employees of the Bank, and this in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares will be offered to the employees in two stages, in respect of the first of which, in which 2.873% of the share capital (40,630,905 shares) will be offered, an outline was published on 9 May 2006 (and amended on 10 and 25 May 2006). The second stage, in which a further 1% of the share capital will be offered, will be carried out after completion of the privatization process. The base purchase price per share was set at NIS 16.10 per share (the average price of the shares as agreed in the sale to Barnea). The shares will be offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price will be adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The benefit granted to the employees in respect of the said purchase (according to the price per share on 25 May 2006) will be recorded as a salary expense in the sum of NIS 155 million against the capital account when the shares are allotted, which is expected to occur in the second quarter of 2006. In addition, there will be additional taxation costs of some NIS 57 million, with the overall cost to the Bank amounting to some NIS 212 million. In order to finance the purchase of the shares, the employees will be granted the right to receive loans, which will be repayable at the end of the lock-up period of the shares, which is four years. The loans will be linked to the CPI, will not bear interest and will not be granted on non-recourse conditions. The granting of the loans has been approved by the Supervisor of Banks, who noted in his approval that when determining the repayment terms, the Bank is requested to take into account the fact that approval will not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The maximum amount of the loans in respect of all of the shares being offered is estimated at some NIS 473 million and the actual amount of the loans will be deducted from the Bank's capital.

Further, total costs of NIS 69 million will be recorded in salary expenses in respect of the interest benefit related to the said loans.

The Bank has received from the tax authority draft confirmation that the provisions of section 102 of the Income Tax Ordnance will be applied to the program.

The above figures, including the price per share, are estimates only and the final figures will be determined on the date when the shares are transferred to the employees against payment.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March	
	2006	2005
	(NIS millions)	
A. Income on assets (a)		
Credit to the public	**3,820**	2,352
Credit to governments	**24**	20
Deposits with Bank of Israel and cash	**34**	23
Deposits with banks	**735**	164
Debentures	**1,035**	579
Total income on assets	**5,648**	3,138
B. Expenses on liabilities (a)		
Deposits of the public	**(3,816)**	(1,381)
Deposits from governments	**(32)**	(35)
Deposits from Bank of Israel	**(11)**	(2)
Deposits from banks	**(101)**	(18)
Debentures, bonds and subordinated notes	**(272)**	(156)
Total expense on liabilities	**(4,232)**	(1,592)
C. From derivative instruments and hedging activities		
Ineffective portion of hedge relationships (b)	**(8)**	(7)
Net income (expenses) from ALM derivative instruments (c)	**77**	(147)
Net income from other derivative instruments	**1**	8
Total income from derivative instruments and hedging activities	**70**	(146)
D. Other income and expenses		
Financing commissions	**69**	61
Profit from sale of debentures available for sale, net	**3**	17
Profit (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**(16)**	19
Other financing income	**131**	89
Other financing expenses	**(28)**	6
Total other income and expenses	**159**	192
Total net interest income before provision for doubtful debts	**1,645**	1,592
E. Detail of net effect of hedging derivative instruments on net interest income		
Financing income (expenses) on assets	**19**	18
Financing income (expenses) on liabilities	**(29)**	(32)
Including: net exchange rate linkage differences	**3**	(12)

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March					
	2006			2005		
	Specific Provision (a)	Supplementary Provision (b)	Total	Specific Provision (a)	Supplementary Provision (b)	Total
	(NIS millions)			(NIS millions)		
Balance of the provision at the beginning of the period	**8,212**	**1,040**	**9,252**	7,275	1,041	8,316
Provisions during the period	**416**	**36**	**452**	664	20	684
Decrease in provisions	**(235)**	**(2)**	**(237)**	(223)	(7)	(230)
Collection of past years' write-offs	**(14)**	**-**	**(14)**	(9)	-	(9)
Net amount charged to statement of profit and loss	**167**	**34**	**201**	432	13	445
Write-offs	**(42)**	**-**	**(42)**	(203)	-	(203)
Balance of provision at end of period	**(c) 8,337**	**1,074**	**9,411**	(c)7,504	1,054	8,558
Including balance of provision not deducted from credit to the public	**32**	**126**	**158**	36	130	166

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

(c) The specific provisions according to the period of arrears are NIS 442 million on a consolidated basis (31 March 2005 – NIS 362 million).

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 31 March 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,512	470	21,479	4,571	4,536	-	35,568
Securities	13,843	3,366	22,035	5,930	645	2,546	48,365
Credit to the public (b)	63,165	52,438	45,158	5,558	10,879	386	177,584
Credit to governments	-	33	775	-	-	-	808
Investments in affiliated companies	9	-	-	-	-	1,246	1,255
Buildings and equipment	-	-	-	-	-	2,894	2,894
Other assets	1,539	25	2,309	445	1,007	1,200	6,525
Total assets	83,068	56,332	91,756	16,504	17,067	8,272	272,999
Liabilities							
Deposits of the public	78,731	33,136	80,042	18,271	10,936	691	221,807
Deposits from banks	653	1,223	1,438	433	676	-	4,423
Deposits from governments	489	1,015	652	16	1	-	2,173
Debentures, bonds and subordinated notes	773	11,775	4,159	182	-	-	16,889
Other liabilities	2,814	2,565	1,681	454	1,172	1,586	10,272
Total liabilities	83,460	49,714	87,972	19,356	12,785	2,277	255,564
Difference	(392)	6,618	3,784	(2,852)	4,282	5,995	17,435
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	87	(50)	(37)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	8,716	(3,502)	(4,412)	2,908	(3,710)	-	-
Options in the money, net (in terms of underlying asset)	186	-	5	(249)	58	-	-
Options out of the money, net (in terms of underlying asset)	(227)	(2)	66	224	(61)	-	-
Total	8,283	3,114	(470)	(19)	532	5,995	17,435
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(68)	-	403	(402)	67	-	-
Options out of the money, net (discounted par value)	448	(9)	(545)	243	(137)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 March 2005 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,820	526	15,826	5,537	3,624	-	31,333
Securities	14,744	3,140	21,289	2,661	799	2,059	44,692
Credit to the public (b)	55,145	51,430	46,228	5,314	10,725	79	168,921
Credit to governments	-	52	857	4	-	-	913
Investments in affiliated companies	-	-	-	-	-	1,843	1,843
Buildings and equipment	-	-	-	-	-	2,710	2,710
Other assets	1,976	35	2,215	431	780	1,056	6,493
Total assets	77,685	55,183	86,415	13,947	15,928	7,747	256,905
Liabilities							
Deposits of the public	77,921	36,456	(d) 68,760	(d) 16,695	(d) 10,065	212	210,109
Deposits from banks	760	2,255	(d) 1,829	347	(d) 795	-	5,986
Deposits from governments	625	1,155	1,278	11	1	-	3,070
Debentures, bonds and subordinated notes	121	8,766	3,575	211	-	-	12,673
Other liabilities	2,451	2,163	1,796	450	899	1,580	9,339
Total liabilities	81,878	50,795	77,238	17,714	11,760	1,792	241,177
Difference	(4,193)	4,388	9,177	(3,767)	4,168	5,955	15,728
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	66	(37)	(29)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	11,419	(1,903)	(9,517)	3,748	(3,747)	-	-
Options in the money, net (in terms of underlying asset)	(105)	-	(201)	259	47	-	-
Options out of the money, net (in terms of underlying asset)	146	-	22	(163)	(5)	-	-
Total	7,267	2,485	(453)	40	434	5,955	15,728
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(245)	-	(221)	356	110	-	-
Options out of the money, net (discounted par value)	(330)	(3)	302	121	(90)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2005 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,863	507	19,331	5,559	4,121	-	35,381
Securities	15,440	1,842	22,423	5,332	828	1,960	47,825
Credit to the public (b)	62,289	52,569	47,550	4,663	10,110	74	177,255
Credit to governments	-	42	806	-	-	-	848
Investments in affiliated companies	9	-	-	-	-	2,055	2,064
Buildings and equipment	-	-	-	-	-	2,843	2,843
Other assets	1,537	9	2,511	401	1,140	1,010	6,608
Total assets	85,138	54,969	92,621	15,955	16,199	7,942	272,824
Liabilities							
Deposits of the public	81,777	33,783	78,376	16,603	10,991	298	221,828
Deposits from banks	517	1,345	1,356	452	677	-	4,347
Deposits from governments	430	1,062	721	11	1	-	2,225
Debentures, bonds and subordinated notes	762	11,720	4,606	165	-	-	17,253
Other liabilities	3,349	2,435	2,034	445	1,334	1,369	10,966
Total liabilities	86,835	50,345	87,093	17,676	13,003	1,667	256,619
Difference	(1,697)	4,624	5,528	(1,721)	3,196	6,275	16,205
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	86	(50)	(36)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	10,711	(3,453)	(5,990)	1,872	(3,140)	-	-
Options in the money, net (in terms of underlying asset)	(560)	265	152	(56)	199	-	-
Options out of the money, net (in terms of underlying asset)	(65)	(174)	209	56	(26)	-	-
Total	8,389	1,262	(15)	101	193	6,275	16,205
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(1,033)	518	269	(47)	293	-	-
Options out of the money, net (discounted par value)	(146)	(526)	398	370	(96)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking sectors
Reported amounts

	Statement of profit and loss for the Three Months Ended 31 March 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	519	92	209	279	390	167	(12)	1	1,645
Operating and other income:									
From outside entities -	308	94	116	101	91	14	6	210	940
Intercompany operations -	133	8	(3)	-	(20)	-	-	(118)	-
Total	441	102	113	101	71	14	6	92	940
Total income	960	194	322	380	461	181	(6)	93	2,585
Provision for doubtful debts	101	-	9	29	8	51	3	-	201
Net profit (loss)	88	4	52	113	169	62	(131)	755	1,112

	Statement of profit and loss for the Three Months Ended 31 March 2005 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	453	70	187	250	338	150	140	4	1,592
Operating and other income:									
From outside entities -	296	90	116	82	70	12	(4)	225	887
Intercompany operations -	115	7	(5)	4	(10)	-	-	(111)	-
Total	411	97	111	86	60	12	(4)	114	887
Total income	864	167	298	336	398	162	136	118	2,479
Provision for doubtful debts	37	-	6	60	241	102	(1)	-	445
Net profit	118	11	54	67	10	22	35	211	528

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2005 (Audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,877	317	779	1,036	1,569	650	354	46	6,628
Operating and other income:									
From outside entities -	1,221	355	473	340	286	38	144	861	3,718
Intercompany operations -	504	29	(24)	14	(53)	-	-	(470)	-
Total	1,725	384	449	354	233	38	144	391	3,718
Total income	3,602	701	1,228	1,390	1,802	688	498	437	10,346
Provision for doubtful debts	172	2	75	188	818	157	14	-	1,426
Net profit	466	28	172	330	226	251	129	534	2,136

(a) Reclassified.

For further information please contact:

CORPORATE SECRETARY
Adv. Jennifer Janes
Executive Vice President
Group Secretary
Tel: +972 3 514 9419
Fax: +972 3 5149732
E-mail: jennifer@bll.co.il

MEDIA CONTACTS
Mr. Aviram Cohen
Spokesperson
Tel: +972 3 514 9404
Fax: +972 3 5149339
E-mail: aviramc@bll.co.il

INVESTOR RELATIONS
Mr. Cedric Olivestone
Executive Vice President
Head of Financial Institutions Group
Tel: +972 3 514 8639
Fax: +972 3 5149009
E-mail: cedricj@bll.co.il

Mr. Herb Small
Investor Relations Manager
Tel: +972 3 514 8630
Fax: +972 3 5149009
E-mail: hsmall@bll.co.il

Bank Leumi le-Israel B.M
Head Office
Leumi House
34 Yehuda Halevi St.
Tel-Aviv 65546, Israel
www.leumi.co.il

לאומי
leumi

Leumi
Consolidated Financial Statements
30 June 2006

לאומי
leumi

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed Financial Statements as at 30 June 2006

(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

30 August 2006

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 30 June 2006 (unaudited)

Index

A. General Developments in the Business of the Group

The Directors' Report has been prepared in accordance with the directives on reporting to the public of the Supervisor of Banks. The principles used in preparing the interim reports are consistent with the principles used in preparing the Annual Report to 31 December 2005, other than as detailed in Note 2 to the Financial Statements. The interim report should be read in conjunction with the Annual Report for 2005.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items, customers' securities portfolios, and provident and supplementary training funds) amounted to some NIS 579 billion at the end of June 2006, some US$ 130 billion, as compared with NIS 568 billion at the end of 2005, an increase of some 1.9%.

Net profit of the Group in the first half of the year totaled NIS 1,490 million, as compared with NIS 1,106 million in the corresponding period of 2005, an increase of 34.7%. On eliminating special salary expenses, as detailed later, the increase was 66.2%. The increase in net profit derived mainly from the sale of non-banking holdings in consequence of the legal restrictions that apply to the Bank. For further details see pages 55 and 56 below. Net profit in the second quarter of the year totaled NIS 378 million, as compared with NIS 578 million in the corresponding period of 2005, a decline of 34.6%. On eliminating special salary expenses, there was an increase of 4.7%.

Net operating profit in the first half of the year totaled NIS 767 million, as compared with NIS 1,072 million in the corresponding period of 2005 a decrease of 28.5% and in the second quarter of the year the net operating profit totaled NIS 367 million, as compared with NIS 541 million in the corresponding period of 2005, a decrease of 32.2%. On eliminating special salary expenses, net operating profit grew by 5.2% and 9.8% respectively.

The decline in the net operating profit is explained primarily by the increase in special salary expenses in the amount of NIS 380 million, as detailed below, by the decline in the contribution of the companies included on the equity basis, a decrease in the profit of overseas subsidiaries, primarily as the result of negative exchange differentials in respect of the investments in those companies, as well as from a decrease in the profits of a number of subsidiaries in Israel.

Net profit per share in the first half of 2006 was NIS 1.053, compared with NIS 0.782 in the corresponding period in 2005.

Based on data of the banking system as at 31 March 2005, as published by the Bank of Israel, the Leumi Group's share of the overall banking system was as follows:

	31.3.2006	31.12.2005	31.12.2004	31.12.2003
	in %			
Total assets	29.8	30.3	30.1	29.8
Credit to the public	30.3	30.3	29.9	30.0
Deposits of the public	29.9	30.5	30.3	30.2
Operating profit before tax	29.2	30.3	34.7	32.0
Operating profit after tax	28.5	30.6	33.9	31.7

Control of the Bank

On 30 June 2006 the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted – 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%)

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that further to the procedure for the sale of up to 20% of the shares of the State in the Bank which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.a.r.l., incorporated in Luxembourg, which is held jointly and indirectly by Stephen Feinberg and J. Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the share capital of the Bank (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are held in trust and Barnea and the trustee have executed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote such shares at all meetings of the Bank and (2) to exercise the right to appoint directors in the Bank with respect to all shares of the Bank held by Barnea.

The State also granted to Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the conditions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to extension for up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that on that day an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed with the Bank of Israel a request for a permit to control the Bank. On 6 July 2006, MIH announced that the date for the exercise of the option had been deferred to 24 May 2007.

The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest at 2%, the price and interest being linked to the CPI. The option will expire, *inter alia*, in the event that the percentage of the shares that are held by Barnea falls below 7.5% of the Bank's issued share capital, as the result of the transfer of shares by Barnea (whether shares held directly by Barnea or whether shares held by the trustee mentioned above).

Regarding certain conditions relating to activities during the exercise period of the Option Agreement, which commenced from the Closing Date, and regarding restrictions in connection with the distribution of dividends, which apply from the time of the granting of a control permit to the purchasers by the Bank of Israel, see pages 14 and 15 of the Annual Report for 2005.

For details regarding the issue of options to employees and the sale of shares to employees see pages 5 to 7.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group at 30 June 2006 amounted to NIS 17,351 million, compared with NIS 16,000 million at the end of 2005, an increase of 8.4%. The increase in shareholders' equity derives mainly from the profit for the first half of the year, from changes in adjustments in respect of the presentation of securities available for sale according to fair value, and from an increase in capital account as against the recording of salary expenses in respect of the sale of shares and issue of options, which was offset from the reduction from the capital of the loans made available to the employees for the purchase of shares of the Bank.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. The major part of the securities portfolio is classified as available for sale securities and is included in the balance sheet on the basis of fair value. The income is recorded in the statement of profit and loss on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is directly recorded in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net increase in value of NIS 69 million was recorded in shareholders' equity in the first half of the year, compared with stability in the corresponding period in 2005 (all of the amounts are stated net after the effect of related taxes) arising mainly due to the change of classification of the investment in Migdal Insurance and Financial Holdings Ltd.

The total net aggregate balance of adjustments of securities held in the available for sale portfolio to market value as at 30 June 2006 totaled an amount of NIS 115 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 30 June 2006 reached 6.4%, compared with 5.9% on 31 December 2005.

Shareholders' Equity relative to Risk Assets reached 12.10% on 30 June 2006, compared with 11.55% on 31 December 2005. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets was 7.86% on 30 June 2006, compared with 7.46% at the end of 2005.

The improvement in the capital adequacy ratios derives primarily from the profits in the first half of the year.

Issues of Debentures and Subordinated Capital Notes

In the first half of 2006, Leumi Mortgage Bank Ltd. issued subordinated notes in the amount of NIS 713 million.

Interested Persons' Transactions in the Shares of the Bank

On 19 January 2006, Eliahu Insurance Company Ltd. acquired 194,131 shares, such that the overall holding of the Eliahu Group in the Bank amounted to 9.9969% (fully diluted – 9.4311%).

For details in respect of the sale of shares by the State see above on page 3.

The Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to entitled employees , as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 options were allotted to the Chief Executive Officer). The said options are subject to all the terms of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, if such issues take place. This price was determined in coordination with the Ministry of Finance.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external valuer in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal criteria:

- standard deviation of the annual yield: 25%.

- risk free linked interest rate: 3.5%.

- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.

- dividend distribution policy: 50% of the net profit.

- rate at which employees leave during the vesting period of the options: 2%.

The Bank received approval from the Tax Authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the time of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions in the amount of some NIS 44 million, and as against this the Bank will save companies tax and profits tax in the amount of some NIS 91 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first half of the year, the Bank recorded some NIS 88 million as salary expenses in the statement of profit and loss (second quarter – NIS 48 million).

Sale of Shares to Employees

On 14 June 2006, employees of the Bank purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of these, 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, which purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement of March 2006 with the Accountant-General regarding the offer of ordinary shares of the Bank by the State to the employees of the Bank, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The second stage, in which a further 1% of the share capital of the Bank will be offered to the employees, will be carried out after completion of the privatization process. The base purchase price was set at NIS 16.10 per share (as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price was adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase, which was evaluated by an external valuer, included a number of components and totaled some NIS 191 million (including salary tax and national insurance). This amount was recorded in the second quarter of the year as a salary expense, of which an amount of NIS 157 million was against the capital account.

Set out below are the parameters according to which the calculation was made:

- calculation of the fair value was made according to the price of the Bank's shares at the time of granting, which is the average price of the Bank's shares in the period during which the employees subscribed for the shares. The period was 31 May 2006 to 11 June 2006, and the average price of the shares during this period was NIS 16.71.
- the calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) as compared with regular shares.
- the shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.
- an annual dividend payment of 50% of net profit was assumed.
- the financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.
- the interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.
- The Bank received an approval from the Tax Authority under which the provisions of section 102 of the Income Tax Ordinance will apply to the program.

The following table sets out details of the calculation:

	NIS thousands
Fair value of the shares net of lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	33,982
Total salary expense	191,436
Tax shelter to Bank in profit and loss	(48,514)
Total net cost in profit and loss	142,922
Amount recorded in capital account	178,414

In order to finance the purchase of the shares, the employees were granted loans, which will be repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not on non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who noted in his approval that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including to the Chairman) was some NIS 466 million which amount was deducted from the Bank's capital.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, if there is no adverse change in the profits of the Bank and/or in its business and financial condition and/or in the general economic situation and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. The Bank is also required to comply with the limits laid down by the Supervisor of Banks such as: minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which placed limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he determined regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The abovementioned policy is also subject to the restrictions on distribution of dividends arising from the privatization process relating to the Bank, which will apply after the grant of a control permit by the Bank of Israel to the purchasers. (See "Sale of Shares of the Bank by the State" on page 15 of the Annual Report for 2005.)

The above declaration of policy does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 16 and 17.

B. The dividend policy for the years 2003 to 2005 (inclusive) was to recommend to the General Meeting the distribution of a dividend in an amount that constituted at least 35% of the annual distributable net profit of the Bank, and this in similar language to the policy for the years 2006 and 2007 detailed above.

C. Dividend for 2005

The Special General Meeting of Shareholders convened on 2 February 2006 approved the recommendation of the Board of Directors of 4 December 2005, regarding the distribution of a cash dividend at the rate of some 65.9% of the net profit for the first nine months of 2005 (some NIS 1,103 million), at the rate of 78.0% of the paid-up capital.

The dividend was paid on 28 February 2006 to shareholders of record on 15 February 2006 (the record date). The stock traded "ex" dividend on 16 February 2006. The dividend was at the rate of NIS 0.78 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Consolidated Companies

Principal Data of the Leumi Group

	First Half 2006	First Half 2005	Year 2005
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**3,441**	3,197	6,628
Provision for doubtful debts	**386**	939	1,426
Total operating and other income	**1,955**	1,793	3,718
Total operating and other expenses	**3,701**	2,849	6,070
Of which: Costs of Voluntary Retirement	**5**	6	107
Operating profit before taxes	**1,309**	1,202	2,850
Provision for taxes	**638**	405	1,193
Net operating profit	**767**	1,072	2,059
After-tax net profit from extraordinary items	**723**	34	77
Net profit for the period	**1,490**	1,106	2,136
Proposed dividend	**-**	-	1,103
Net profit per share (in NIS)	**1.503**	0.782	1.510
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**272,388**	263,598	272,824
Credit to the public	**177,974**	169,674	177,255
Securities	**47,787**	46,080	47,825
Deposits of the public	**219,372**	216,423	221,828
Shareholders' equity	**17,351**	16,086	16,000
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**65.3**	64.4	65.0
Securities / Total assets	**17.5**	17.5	17.5
Deposits of the public / Total assets	**80.5**	82.1	81.3
Shareholders' equity (excluding minority interest) / Total assets	**6.4**	6.1	5.9
Shareholders' equity / Risk assets (a)	**12.1**	11.92	11.55
Tier I capital / Risk assets	**7.86**	7.81	7.46
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	**19.5**	15.3	14.3
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	**9.8**	14.8	13.7
Rate of tax provision from the profit	**48.7**	33.7	41.9
Provision for doubtful debts / Credit to the public (d)	**0.43**	1.11	0.80
Provision for doubtful debts / Total credit risk (d)	**0.29**	0.74	0.53
Net interest income before provision for doubtful debts / Total assets (d)	**2.54**	2.44	2.43
Total income / Total assets (b) (d)	**4.00**	3.82	3.79
Total income / Total assets managed by the group (b) (d) (e)	**1.87**	1.93	1.83
Total operating and other expenses / Total assets (d) (f)	**2.74**	2.17	2.22
Total expenses / Total assets managed by the group (d) (e) (f)	**1.28**	1.10	1.07
Net profit / Total average assets (d) (f)	**1.10**	0.87	0.82
Net operating profit / Total average assets (d) (f)	**0.56**	0.84	0.79
Financial margin including income and expenses from derivative financial instruments	**1.86**	1.60	1.60
Operating expenses (excluding costs of voluntary retirement) / Total income (b) (f)	**68.5**	57.0	57.6
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement) (f)	**52.9**	63.1	62.4
Operating and other income / Total income (b)	**36.2**	35.9	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) Shareholders' Equity – at the beginning of the period.
(d) On an annual basis.
(e) Includes off-balance sheet activities.
(f) In the first half of 2006, there were special salary expenses which significantly affected the results, see details in the report.

B. Other Information

Principal Developments in the Economy*

General

In the first half of 2006 the economic growth in the economy continued at a rapid pace. The gross domestic product expanded by a real term rate of some 5.5% as compared with the corresponding period in 2005. However, the events on the security front that took place in July and August (further details follow) may result in a slowdown in the pace of growth in the second half of the year. The growth in the economy during the reported period was based primarily on the expansion of local demand (mainly domestic consumption and investments) and less on growth in exports. As a result, the State's income grew at a considerable rate, which allowed the lowering of the VAT rate. The inflation rate was slightly higher than the price stability target and the Bank of Israel continued the process of raising interest rates.

The Implications of the Security Situation on Economic Activity in Israel

During July hostilities broke out in the north of the country and in the south, as a result of attacks by terrorist organizations from Lebanon and Gaza against those regions. The worsening of the security situation which occurred in the north of Israel during July and August is expected to have a negative effect on the economy, which will be reflected in the macro-economic data in the short-term. This is because the economic activity in the north, which constitutes some 20% of the activity in the economy, was significantly affected in the short term. Therefore, the rate of growth in the economy in 2006 may be slightly lower that the estimate made prior to the outbreak of the security-related events and the budget deficit will grow, but is expected to remain within the government's target range. According to estimates published by the Bank of Israel on 2 August 2006, the direct damage caused by the hostilities in the north to the gross domestic product (GDP) of the State of Israel was estimated at 0.7%-0.9% of the GDP, taking into account the damage to the tourism sector even after the end of the hostilities. As of the beginning of August 2006, the weekly impact on the GDP is estimated at between NIS 750 million and NIS 1.08 billion. This figure does not take into account the continuing effect on tourism after the end of hostilities.

However, and assuming that the situation will soon return to its previous status, it can be expected that except for certain sectors, most of the economic activity in Israel will not be hurt in the medium term. Although the financial markets reacted in a negative fashion on the outbreak of hostilities, by the beginning of August they had stabilized and the shares indices and the exchange rate of the shekel against the dollar returned to levels that existed previously. The credit rating companies S&P, Fitch and Moody's reaffirmed the sovereign credit rating and the forecast credit rating of the State of Israel during the months of July and August (after the outbreak of hostilities).

Further to what was mentioned above, the sector that is the most sensitive to security-related developments is the tourism sector, which had recorded an impressive recovery over the course of the past two years. The damage to incoming tourism is expected to continue for a number of months, even if the security situation improves soon. It should be emphasized that the weighting of the tourism sector in the GDP is relatively small and therefore the overall effect on the economy is not great.

Another sector that is expected to be directly hurt by the security situation is the agricultural sector, since a large number of farms are located in the northern region. The immediate effect of the security situation on the agricultural sector was the reduction of supply, with a short-term effect on the level of prices in the economy. Various trade and services sectors in the north of the country have also been

* Sources of data: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

adversely affected, whether as a result of the movement of residents of those areas further south or whether as a result of the marked reduction in consumption by the residents who remained in the areas that were directly affected by the unstable security situation. It would appear that economic difficulties are primarily felt by households and small to medium-sized businesses, whose activities are directed at the local market. In the medium term, in the fields of investments and construction (residential, commercial, public buildings and infrastructure) an increase in investment is expected, which will be required in order to repair the damage. However, at this stage, it is still difficult to estimate the extent of the damage or the investment that will be required.

According to information published by the Bank of Israel, the effect of the hostilities varies from sector to sector, the industrial sector having sustained partial damage, while trade almost completely ceased and tourism ceased completely. As may already be seen, and from previous experience, tourism may be hurt not only in the north, but also in the rest of the country, and recovery will be gradual. Unlike other sectors, the damage to tourism will continue for several months after the end of hostilities and will amount, according, to an estimate made by the Bank of Israel, to some NIS 1 billion.

In the wake of the direct and indirect damage caused to the residents and to businesses in the north, the Knesset and the government have acted to provide compensation and various forms of relief to households and owners of businesses.

The aforementioned damage to activities in the economy may have a negative effect on activity in the banking sector. This would primarily be as the result of the expected decline in income, in particular in the capital market field, and as a result of the possible impact on the ability of borrowers to service their loans, especially small businesses. At this stage, it is still not possible to estimate the extent of the impact as a result of the uncertainty that exists in respect of various factors.

Throughout the period of the hostilities, the **Bank** continued to provide banking services to the population of the north. Most of the branches were open during the hours when opening was permitted according to the instructions of the Commander of the Home Front, and the ATMs were loaded with cash and enabled customers of all the banks to withdraw cash.

In addition, the **Bank** operated 3 mobile bank units, to serve the northern residents.

For further details on activities during the hostilities see pages 33, 34 and 80 below.

Business Product and Economic Sectors

Israel's business sector product expanded in real terms in the first half of 2006 by some 7.0%, as compared with the corresponding period in 2005. This increase was affected by an expansion in most sectors of the economy. The Bank of Israel's companies survey, which was conducted prior to the outbreak of the hostilities in the north, pointed to a continuing upswing in economic activity during the second quarter of the year. According to companies' reports, the increase in activity was recorded in all sectors, and resulted from increases in both exports and local activities. The companies participating in the survey anticipated a continuation of the upswing in activity in the third quarter as well.

The improvement in tourism to Israel in recent years continued in the first half of 2006. The number of tourists arriving by air totaled some 891 thousand, an increase of 18.4% as compared with the corresponding period in 2005. This trend was greatly influenced by the stabilization of the security situation during that period. The hostilities in the north of the country are expected to have a negative impact in the coming period, since the sector is sensitive to security-related events, and to result in a reduction in the number of tourists coming to Israel. According to data published by the Central Bureau of Statistics for July, after the outbreak of hostilities in the north, the daily average number of

tourists arriving in Israel by air fell by some 40% as compared with the level before the commencement of hostilities.

The Budget and its Financing

In the first half of 2006 there was a surplus in the State Budget of some NIS 4.7 billion, as compared with the deficit target (without the granting of credit) for 2006 of some NIS 17.2 billion, representing some 3.0% of GDP. The budget surplus originates from a relatively low level of expenses, mainly because of the delay in the approval of the Budget Law, which was only approved in June, and also because of a marked increase in revenues from taxes of some 8.3% in real terms as compared with the corresponding period in 2005. According to Ministry of Finance data, state tax revenues exceeded the official estimate by some NIS 6 billion, although part of this increase was, according to the Ministry of Finance's announcement, the result of exceptional payments by various parties, mainly the banks.

On July 1, 2006 the VAT rate was reduced by one percentage point, from 16.5% to 15.5%. In consequence, the VAT rate for non-profit entities was reduced to 7.5% and for financial institutions to 15.5%. See page 24 for the effect of the reduction in the VAT rate on the Bank.

The implications of the hostilities in the north on the State budget are estimated by the Bank of Israel at an expected loss of tax revenues of some 0.3% of GDP. The significant expense of some NIS 2-3 billion for direct and indirect compensation will be financed by the compensation fund maintained by the Property Tax authorities and therefore it will not affect the deficit,

Foreign Trade, Capital Flows and Exchange Rates

Israel's trade deficit amounted in the first half of the year to some US$3.6 billion as compared with some US$3.4 billion in the corresponding period in 2005. However, eliminating the increase that derived from the increase in world oil prices, a decrease in the trade deficit was recorded. The source of this improvement was the swifter expansion of export of goods as compared with their import. The fast increase in export in the second quarter of the year (as compared with the first quarter) stood out, primarily in the high technology sectors (in particular the pharmaceuticals sector) and in medium-high technology. Together with the increase in exports, an expansion was recorded in the import of raw materials, which also supported the acceleration of industrial production, part of which is designated for export.

During the course of the first half of the year, the consistent increase in direct investments in Israel, of a long-term (strategic) nature, continued. In the first six months of the year these investments totaled some US$3.7 billion, as compared with investments of some US$5.6 billion in 2005 as a whole. However, the financial investments suffered from a high level of fluctuation. In particular, June was characterized by falls in prices on capital markets across the globe and in Israel which resulted in a contraction in the financial investments of foreign residents on the Tel Aviv Stock Exchange, a situation which could have caused a weakening of the shekel. However, Israeli households and institutional investors, who had invested considerable amounts abroad from the beginning of the year, realized a considerable volume of their overseas investments and thus offset the reduction of investments by foreign residents in Israel. This situation supported the strengthening of the shekel, both against the dollar and also against the basket of currencies, in June. Thus, the openness of the Israeli economy resulted, at a time of negative developments of a global nature, in the offsetting of incoming and outgoing financial capital flows, and this supported the relative stability of the exchange rate. According to Bank of Israel data, the level of activity of foreign financial institutions in shekel foreign currency trade has increased by a further degree since the outbreak of hostilities in the north and reached an average level of 30% of the overall volume of trade (in spot, excluding exchange transactions).

As a result of the positive background conditions of Israel's overseas accounts (the balance of payments, capital flows) and the weakening of the dollar worldwide, together with a lessening of the degree of political uncertainty that increased in the first quarter, the shekel strengthened by some

3.5% against the dollar in the period from January to June and by some 1.4% against the basket of currencies. Against the background of the worsening of the security situation, a certain degree of depreciation was recorded in the exchange rate of the shekel in the initial stages of the events in mid-July 2006, whereas towards the end of July the exchange rate of the shekel returned to the level that it held before the outbreak of the events in the north. The Governor of the Bank of Israel stated on 2 August 2006 that in the wake of the events in the north, especially high daily volumes of trade were recorded, a phenomenon that reflects a market that is functioning well, with a large presence of sellers and buyers.

In the first six months of the year total foreign currency credit to the public at the **Bank** declined by US$ 332.9 million (3.89%).

The public's foreign currency and foreign currency-linked deposits with the **Bank** amounted at the end of June 2006 to some US$ 17.6 billion, compared with US$ 16.6 billion at the end of 2005.

The value of the foreign securities portfolio of customers of the **Bank** was up in that period, from some US$ 7.0 billion at the end of 2005 to some US$ 7.3 billion at the end of June 2006, an increase of 4.3%. Foreign currency conversion turnovers increased from some US$ 53.8 billion in January to June 2005 to some US$ 73.6 billion in January to June 2006, an increase of some 36.8%.

Inflation and Monetary Policy

In the first six months of 2006 the Consumer Price Index (CPI) rose by 1.6%, while in the 12 months ending June 2006 its increase totalled some 3.5%. A significant contribution to the increase in prices in this period was the transport and communications item, which rose by 4.4% and which contributed more than half of the increase in the index as a whole, because of the effect of the rise in oil prices. The food item (without vegetables and fruit), which increased by 3.4% (a contribution of some 0.5%), also contributed to the increase in the general index, primarily because of the effect of price increases of various raw materials, changes in the structure of competition in the local food market and an increase in local demand.

In the period under review, the Bank of Israel made a moderate increase in the interest rate, from 4.5% in December 2005 to 5.25% in June 2006. This was against the background of the central bank's evaluations that the fast pace of the expansion of growth acts to close the difference *vis-a-vis* the economy's potential output (the high pace of the increase in actual prices strengthened this position), while at the same time the increase in interest rates in the world and in particular in the USA continued. As against this, the effect of the strengthening of the shekel against the dollar enabled a measured increase in interest rates to be effected. The interest decision for August, which included an increase to 5.5%, was affected by the worsening of the security situation. In the Bank of Israel's words: "This increase in risk, including the inflationary risk, requires a certain degree of tightening of monetary policy."

The Capital Market

The shares and convertible securities index fell in the first six months of 2006 by some 6.4% following a steep upturn of some 32.8% in 2005. The fall in the prices in developing markets and the worsening of the security situation in the south of the country in May and June, during the course of which the index fell by 2.7% and 9.0% respectively, cast a shadow on the positive financial figures on the state of the economy, which were published during that period. In accordance with this trend, the Industrial Shares Index, which fell by 16.1%, was conspicuous. By comparison, the shares of real estate companies rose by some 27.3% during the period. The daily average turnover of the trade in shares and convertible securities on the stock market expanded by a considerable extent and amounted to a daily average of some NIS 1,351 million, as compared with a daily average of some NIS 895 million in 2005, an increase of some 51%.

During the course of July, with the increased hostilities in the north and in the south, falls were recorded in the market prices of shares. Towards the end of July, the prices returned to what they had been before the outbreak of hostilities. According to data provided by the Governor of the Bank of Israel on 2 August 2006, there was marked volatility in the shares and debentures markets, however trading was carried on in a continuous and normal manner throughout trading hours.

On 20 June 2006 the Tel Aviv Stock Exchange published the composition of the Tel-Div 20 Index. The new index, which has been in operation since 2 July 2006, includes the shares of the twenty companies included in the TA 100 Index with the highest annual dividend yield. This index will be updated twice a year, together with the other leading stock exchange indices, when the dividend yield will be measured over an entire year on the basis of the dividends actually paid by the companies. The weighting of the shares in the new index will be determined on the basis of their market value, with a limit of 9.5%. According to the announcement of the Stock Exchange, Leumi's shares form part of this index, with a weighting of 9.5%.

The increase in activity on the capital market is reflected in the increase in the volume of turnover on the capital market which led to an increase in income from customers' activities from some NIS 543 million in the period from January to June 2005 to some NIS 592 million in the first six months of 2006, an increase of 9.0%.

The CPI-linked government debenture index rose in the first six months of the year by some 1.8%, with a marked increase of some 2.3% in short term (up to two years) debentures. This was in consequence of a certain increase in the rate of inflation, which exceeded the government's target during the course of the period. Unlinked fixed-interest government debentures rose by a marginal rate of some 0.8%, while debentures with a term to redemption of more than five years posted a decline of some 0.2% with an increase in yields to redemption (for eight years) from some 6.2% at the end of December 2005 to some 6.5% at the end of June 2006.

Financial Assets of the Public

The value of the financial assets portfolio of the public amounted at the end of June 2006 to some NIS 1.65 trillion, an increase of some 0.9% since the beginning of the year. The value of all the components of the portfolio, except for Israeli equities, has increased since the beginning of the year. These figures show that in the first half of the year the public increased its financial assets (in terms of savings flows) at only a moderate rate, despite the rapid economic growth during this period. It is possible that the fruits of the growth were allocated primarily to an increase in private consumption and less to financial savings.

The total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes, securities portfolios including mutual funds and also provident funds and supplementary training funds) amounted at the end of June 2006 to some NIS 543 billion, compared with NIS 534 billion at the end of December 2005, an increase of 1.7%.

Bank Credit

During the first half of the year, credit to the business sector rose at a real annual rate of some 11.0%, against the background of the fast rate of expansion of economic activity. This credit includes both loans and debentures, tradeable and non-tradeable. The analysis of the proportions of banking and non-banking credit indicates that the trend of recent years towards a contraction in bank credit is continuing. Thus, in the months January to June, a real term decrease of some 1.7% in the volume of bank credit to the business sector was recorded, and its weighting in total credit to the business sector amounted at the end of June 2006 to some 57.5%, compared with some 61.1% at the end of 2005 and 68.0% at the end of 2004. Nonetheless, similar to the trend of recent years, a rise in non-bank credit was recorded, as an alternative to bank credit. However, this rise, at a yearly rate of some 32.5%, in

the first half of 2006, arose to a great extent from the expansion of direct credit from overseas (mostly from a debenture issue abroad by the Teva company). Credit to households also expanded in the first half of the year at a fast annual pace of some 8.1%, in real terms.

The **Bank's** credit to the public amounted at the end of June 2006 to some NIS 122 billion, a decrease of 0.4% as against the end of 2005, mainly as a result of the appreciation of the shekel against the US dollar.

Credit Rating of the State of Israel and Bank Leumi

Moody's credit rating company announced on 10 May 2006 that it was raising the foreign currency credit rating outlook of the State of Israel from "stable" to "positive". The announcement gives expression to the company's evaluation that Israeli society and the political and economic decision-makers have proved to be extremely robust in facing the many challenges of recent years. The company emphasized that Israel is demonstrating considerable growth per capita, in purchasing-power terms, and it is nearing a GDP per capita level that is more often associated with advanced economies than developing ones.

Further to this announcement, the company announced on 12 May 2006 that it was raising the foreign currency rating outlook for the deposits of five Israeli banks, including Leumi, from "stable" to "positive". The raising of the rating reflects the continuation of the high prospects of support by the Israeli authorities. On 2 August 2006, following the outbreak of the hostilities in the north, the company announced that it was not changing the credit rating and the forecast rating of the State of Israel

The S&P credit rating company announced on 28 February 2006 that it was raising the long-term credit rating of the Bank from BBB+ to A-. The rating outlook is "stable". The raising of the rating was explained by the company's evaluation that the government of Israel would provide significant assistance to the Bank in times of distress.
On 25 July 2006, following the outbreak of the hostilities in the north, the company re-confirmed the credit rating of the State of Israel. The forecast rating for the State remained "stable".

The Fitch rating company announced in 14 July 2006, after the outbreak of hostilities in the north, that the economy was starting from a strong opening position, which together with a stable policy framework, was expected to restrict the negative impact on the economy. The company did not change its rating or the forecast rating of the State of Israel.

At a press conference held by the Governor of the Bank of Israel on 2 August 2006, the Governor stated that "the trust placed by foreign investors in the Israeli economy remains firm despite the fighting on the northern border as is reflected in Israel's risk premiums and in the announcements by the credit rating companies". In addition, reports by foreign investment houses that were issued after the outbreak of hostilities contributed to the relative stability and they did not change their recommendations in respect of the Israeli capital market.

The Israeli rating company, Maalot, a strategic partner of S&P, announced on 11 May 2006 that it was raising the rating of the liabilities of the Bank from AA+ to AAA. This rating also relates to issues that the Bank makes through Leumi Finance Company, a wholly-owned subsidiary of the Bank, which is its financing arm. Within the context of these issues, the Bank undertakes to pay the holders of the securities (debentures and/or notes), the monies due in respect of the said securities, in accordance with their terms of issue. Furthermore, the rating also applies to the notes that Leumi Finance Company may issue during the coming year (up till April 2007) of up to NIS 4 billion. In the background of the decision was the significant improvement in profitability that principally derived from the boom in the capital market and the improvement in the credit portfolio. In Maalot's opinion, the reform of the capital market and the legislation enacted in its wake, which are described on pages 30 to 38 of the Annual Report for 2005, do not threaten the financial strength of the Bank.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 30 June		For six months ended 30 June		For the year
	2006	2005	**2006**	2005	2005
	In percentages				
Rate of increase of the "known" CPI	**1.16**	0.80	**1.26**	0.50	2.7
Rate of increase (decrease) in the rate of the US dollar – nominal	**(4.82)**	4.88	**(3.54)**	6.17	6.8
Rate of increase (decrease) in the rate of the currency basket –nominal	**(3.34)**	2.59	**(1.38)**	2.08	1.7
Rate of increase (decrease) in the rate of the euro – nominal	**(0.32)**	(2.16)	**3.62**	5.95	(7.3)

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

On 30 June 2004, Amendment No. 23 to the Securities Law, 1968 was published, further to principles recommended by the Barnea Committee (the "Amendment to the Securities Law").

Together with the Amendment to the Securities Law, on 14 September 2004 an amendment to the Securities Regulations was published, further to the principles recommended by the Barnea Committee (the "Amendment to the Securities Regulations"). *Inter alia*, the Amendment to the Securities Regulations regulates the disclosure rules regarding the information required in a prospectus, substantially expands the disclosure required in periodic reports, changes the structure of the periodic report and also includes requirements for the disclosure of forward-looking information.

In accordance with the Amendment to the Securities Regulations, the requirement to expand the disclosure in the periodic reports (Regulations 8(b) and 8A of the Securities Regulations (Periodic and Immediate Reports)) does not apply to banking corporations.

In the light of this, the need arose to apply the requirements of expanded disclosure which were added to the Securities Regulations to banking corporations, pursuant to clarifications given by the Israel Securities Authority, subject to the changes required due to the nature of the business of banking corporations.

In accordance with the above, the Supervisor of Banks amended the public reporting directives and on 19 February 2006 published temporary provisions (the "Temporary Provisions") whereby additional information must be included in the Directors' Report, mostly based on the Amendment to the Securities Regulations, subject to the amendments that the Supervisor deemed appropriate to apply to the banking corporations. Pursuant to the Temporary Provisions, information has also been included in the Directors' Report, which does not fall into the category of a description of past facts, and is therefore forward-looking information, as defined in the Amendment to the Securities Law.

The Directors' Report includes, as mentioned above, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information". Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted by way of words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not a past fact.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency markets and the capital markets, to legislation, to directives of regulatory bodies, to the behavior of competitors, to technological developments and to personnel matters.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

The Management of Current Account Credit Lines

In February 2005, the Supervisor of Banks issued a Proper Banking Management Directive on the subject of "The Management of Current Account Credit Lines", which took effect from 1 January 2006. The Directive is intended to minimize the uncertainty caused to both the customer and to the banking corporation as a result of the practice that allows for exceeding credit limits in current accounts.

Before the Directive took effect, the Bank of Israel made a number of concessions for the transition period, primarily: the deferral of the prohibition on the creation of excesses on current accounts (the prohibition took effect on 1 July 2006) and the possibility of unilaterally granting credit, even to a customer who has not signed the required documentation (this concession will be in force until 1 January 2007).

The Bank, while investing considerable resources, has adapted the computer systems, the procedures and the documentation that are necessary in order to implement the Directive. Also, the Bank has carried out appropriate training of its employees.

In addition, in order to implement the provisions, considerable efforts have been and are still being invested in signing up customers on updated credit lines and in the prevention/structuring of excess balances, while using, when necessary, and after the exercise of business judgment, the possibility of making temporary and unilateral credit lines available.

As a result of the early preparations made by the Bank, the entry into force of the prohibition on excesses (1 July 2006) was not accompanied by exceptional events and the Bank is operating in accordance with instructions which accord with Directive 325 and the guidelines issued by the Supervisor of Banks.
In the estimation of the Management of the Bank and taking into account the amounts of excess interest collected by the Bank, the implementation of the Directive will not have a material affect on the business of the Bank.

Legislation on the Reform of the Capital Market

On 10 August 2005 three laws were published in connection with the reform of the capital market, as follows:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation see the Financial Statements for 2005.
For details on the implications of the legislation on the Bank see Note 8 to the Financial Statements.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements to 31 December 2005, other than as detailed in Note 2 to the Financial Statements.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assumptions.

The estimates and assumptions are generally based on economic forecasts, assumptions regarding the various markets and past experience after due consideration and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report to 31 December 2005 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxes on income.

In the period January – June of 2006 there were no changes in the accounting policy on critical subjects as compared with that described in the Annual Report for 2005.

See pages 48 to 52 of the Annual Report for 2005 for further details.

Employee Rights

"Leumi alumni" are entitled, in addition to pension and/or severance payments, (as each chooses) to additional benefits, principally gifts on religious festivals and participation in the cost of additional welfare and social activities.

"Leumi alumni" – whoever ended their employment with the Bank, at any age, following completion of 25 years' employment with the Bank, or ended their employment at the age of 65 or more, following completion of at least 15 years' employment.

In the second quarter of 2006, the expected costs in respect of the above entitlements for the period following the period of employment were recorded pursuant to an actuarial calculation, as accrued as at 30 June 2006. The amount accrued as at this date amounted to some NIS 80 million, after the effect of taxes.

The Bank recorded the cost of the entire accumulated amount in salary expenses in the second quarter of 2006, and not by way of re-statement, pursuant to the American Interim Financial Report APB28 standard. According to the standard, in the determination of materiality for the purposes of financial reporting for the interim period, with regard to the effect of accounting changes or correction of errors, these should be related to the amount of the expected annual profit, and the effect on the profitability trend. Pursuant to the standard, separate disclosure should be made in the interim financial statements with regard to corrections that are material in relation to the interim period, even though they are not material in relation to the expected annual profit and profitability trend.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net Profit of the Leumi Group in the first half of 2006 amounted to NIS 1,490 million, compared with NIS 1,106 million in the corresponding period in 2005, an increase of 34.7%.

The increase in net profit of the Group in the first half of 2006 as compared with the corresponding period in 2005 is primarily explained by the following factors:*

1. An increase in the profit from extraordinary operations in consequence of the sale of some of the non-banking holdings, in respect of which a profit of NIS 718 million was recorded. See pages 55 and 56 below for further details.

2. A decline in the provision for doubtful debts in the sum of NIS 553 million, a decrease of 58.9% before the effect of taxes.

3. An increase in profit from net interest income before provision for doubtful debts in the amount of NIS 244 million, before the effect of taxes.

4. An increase in operating and other income of NIS 162 million, before the effect of taxes, principally in consequence of an increase in income from customers' activity in the capital market, the payment system services, credit management and credit cards.

On the other hand, the following factors partially offset the said increase:

1. An increase in operating and other expenses (including salaries) in the sum of NIS 852 million, an increase of 29.9%, before the effect of taxes. When neutralizing the special expenses, as detailed below, the increase is of 12.9%.

* Before minority interests in consolidated companies.

2. A decrease in the Group's share in the profits of companies included on the equity basis in the sum of NIS 163 million, net.

3. An effective tax rate which was higher in 2006 than the corresponding period in 2005 by 15 percentage points as detailed below.

Net Profit in the second quarter of 2006 amounted to NIS 378 million, compared with NIS 578 million in the corresponding period in 2005, a decrease of 34.6%.

The decrease in net profit of the Group in the second quarter of 2006 as compared with the corresponding period in 2005 is primarily explained by the following factors:*

1. A decrease in the Group's share in the profits of companies included on the equity basis in the sum of NIS 100 million.

2. An increase in operating and other expenses (mainly salaries) in the sum of NIS 451 million, an increase of 31.6%, before the effect of taxes. When neutralizing the special expenses, as detailed below, the increase is of 12.7%.

3. A decrease in the profit from extraordinary activities of NIS 26 million, net.

On the other hand, the following factors partially offset the said decrease:

1. A decline in the provision for doubtful debts in the sum of NIS 309 million, before the effect of taxes.

2. An increase in profit from net interest income before provision for doubtful debts in the amount of NIS 191 million, before the effect of taxes.

3. An increase in operating and other income in the sum of NIS 109 million, before the effect of taxes, primarily from a dividend, the payment system services and income from customers' activities in the capital market.

4. A decline in the rate of profits tax and salaries tax rate from 17% to 15.5%, as from 1 July 2006, which had a positive net effect of NIS 20 million.

Net interest income before provision for doubtful debts of the Leumi Group in the first half of 2006 amounted to NIS 3,441 million, compared with NIS 3,197 million in the corresponding period in 2005, an increase of 7.6%.

In the second quarter of the year, net interest income before provision for doubtful debts amounted to NIS 1,796 million, compared with NIS 1,605 million in the corresponding period in 2005, an increase of 11.9%.

The increase in net interest income before provision for doubtful debts in the Group in the first half of 2006 as compared with the corresponding period in 2005 stems mainly from an increase of 7.2% in the volume of financial activity and an increase of 0.26% in the total interest margin.

Furthermore, an expense in the sum of NIS 27 million principally from the adjustments to fair value of debentures for trading, compared with income of NIS 89 million in the corresponding period in 2005, from the sale of debentures and adjustments to fair value of debentures for trading, partly set-off the above increase.

* Before minority interests in consolidated companies.

The following table sets out the development of net interest income according to principal activity segments:

Segment	**The first half of 2006**	The first half of 2005	% Change
	NIS millions		
Households	**1,067**	897	19.0
Small businesses	**424**	381	11.3
Corporate banking	**751**	692	8.5
Commercial banking	**570**	504	13.1
Construction and real estate	**323**	318	1.6
Private banking	**173**	142	21.8
Financial management	**123**	240	(48.8)
Other	**10**	23	(56.5)
	3,441	3,197	7.6

Total Interest Margin (excluding transactions in derivatives) in the first half of 2006 was 2.03%, compared with 2.57% in the corresponding period of 2005. The interest margin including transactions in derivatives was 1.86% in the first half of 2006, compared with 1.60% in the corresponding period in 2005, and compared with 1.60% in all of 2005.

Most of the improvement in the interest margin originates from an increase in the interest margin in the unlinked shekel sector of 0.23%, which was also affected by a raising of interest rates by the Bank of Israel.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.68%, compared with 2.66% (in annual terms) in the corresponding period in 2005.

The Provision for Doubtful Debts of the Leumi Group in the first half of 2006 amounted to NIS 386 million, compared with NIS 939 million in the corresponding period in 2005, a decrease of 58.9%. The provision for doubtful debts amounted to NIS 185 million in the second quarter of 2006, compared with NIS 494 million in the corresponding period in 2005, a decrease of 62.6%.

The decrease in the specific provision by the rate of 61.4% is a result of the continued trend of improvement in the economy and an improvement in the companies' positions. The hostilities in the north have not at this stage, affected the amount of the provision for doubtful debts. See below for further details with regard to the decrease in doubtful debts.

The additional and general provisions for doubtful debts in respect of risks that are not identified in the credit portfolio and that are based upon the risk characteristics in the credit portfolio, and also in respect of a sectoral credit deviation, increased in the first half of 2006 by NIS 35 million, compared with an increase in the sum of NIS 30 million in the corresponding period in 2005 and a decline of NIS 1 million in all of 2005.

The overall rate of the provision for doubtful debts in the first half of 2006 was 0.43% of total credit to the public (in annual terms), compared with a rate of 1.11% in the corresponding period in 2005 and compared with 0.80% in all of 2005. The rate of the overall provision for doubtful debts in relation to the overall credit risk (balance sheet and off-balance sheet) was 0.29%, 0.74% and 0.53% respectively.

The following table sets out the quarterly development of the provision for doubtful debts:

	2006		2005			
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions					
Specific provision	**184**	**167**	313	205	477	432
Additional provision	**1**	**34**	8	(39)	17	13
Total	**185**	**201**	321	166	494	445
Provision as percentage of total credit to the public (on annual basis)	**0.41%**	**0.45%**	0.73%	0.38%	1.17%	1.06%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated subsidiaries amounted to NIS 1,075 million as at 30 June 2006 (constituting 0.6% of total credit to the public), as against NIS 1,040 million at the end of 2005.

This provision is presented without the effect of taxes. Having regard to statutory tax rate today, this provision is equivalent to a specific provision of some NIS 1,811 million, being some 1.02% of the total credit to the public.

The following table sets out the development of the provisions for doubtful debts according to principal activity segments:

Segment	**First six months of 2006**		First six months of 2005	
	NIS millions	In percentages*	NIS millions	In percentages*
Households	**140**	**0.6**	59	0.3
Small businesses	**31**	**0.4**	32	0.5
Corporate banking	**90**	**0.3**	632	2.4
Commercial banking	**69**	**0.4**	95	0.6
Construction and real estate	**75**	**0.6**	108	0.9

* Percentage of total credit at the end of the period on an annual basis.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the first half of 2006 amounted to NIS 3,055 million, compared with NIS 2,258 million in the corresponding period in 2005, an increase of 35.3%. In the second quarter of 2006 profit from net interest income after provision for doubtful debts amounted to NIS 1,611 million, compared with NIS 1,111 million in the corresponding period in 2005, an increase of 45.0%.

Total Operating and Other Income of the Leumi Group in the first half of 2006 amounted to NIS 1,955 million, compared with NIS 1,793 million in the corresponding period in 2005, an increase of 9.0%. In the second quarter of 2006, total operating and other income amounted to NIS 1,015 million, compared with NIS 906 million in the corresponding period in 2005, an increase of 12.0%.

The increase in operating and other income mainly derives from an increase in income of some 30.0% in commissions from payment system services, when neutralizing the effect of new commissions in respect of the waiver of commissions on the operation of the commission baskets, the increase was of 12.9%, an increase of some 29.3% in commission for dealing with credits and preparing contracts, of some 9.0% in income from customers' operations in the capital market and some 14.2% in income from credit cards. On the other hand, income from account management charges declined by some 36.1% and partially offset these increases. When neutralizing compensatory income in respect of the

operation of the new commission baskets, which were recorded in other commission items, the decline was 10.5%.

The reform of the capital market came into effect as from the second quarter of 2006 and the **Bank** began to charge distribution fees in respect of mutual funds that it distributes. A total of NIS 30 million was collected in the second quarter.

The increase in income from profits on investments in shares derives from the recording of the partial repayment of a debt of a particular customer in the amount of NIS 50 million as a dividend, in accordance with the directives of the Supervisor of Banks. (In accordance with that same directive, the debt is recorded as an investment in shares that are available for sale).

The ratio of operating and other income to total income (i.e. net interest income before provision for doubtful debts and operating and other income) was 36.2%, compared with 35.9% in the corresponding period in 2005 and compared with 35.9% in all of 2005.

Operating and other income covered 52.8% of operating and other expenses, and on neutralizing special expenses, as detailed below, 61.6%, compared with cover of 62.9% in the corresponding period in 2005 and compared with 61.3% in all of 2005.

Total Operating and Other Expenses of the Leumi Group in the first half of 2006 amounted to NIS 3,701 million, compared with NIS 2,849 million in the corresponding period in 2005, an increase of 29.9%. On neutralizing special expenses, as detailed below, the rate of increase is 12.9%. In the second quarter of 2006, total operating and other expenses amounted to NIS 1,880 million, compared with NIS 1,429 million in the corresponding period in 2005, an increase of 31.6%. On neutralizing special expenses, as detailed below, the rate of the increase is 12.7%.

Salary expenses (including the cost of voluntary retirement) amounted in the first half of 2006 to NIS 2,441 million, an increase of 42.0% as compared with the corresponding period in 2005. The increase in salary expenses in the amount of NIS 722 million derives primarily from the adoption of new mortality tables published by the Supervisor of Insurance, which increased the actuarial obligation by the sum of NIS 136 million, and from a provision in respect of holiday gifts to alumni of the Bank in the sum of NIS 89 million (see Note 9 to the Financial Statements for further details), from an increase in the severance and pension provision as a result of an increase in the value of the liability for severance pay that was higher than the increase in the severance pay fund, by the sum of NIS 58 million, from the effect of recording the expenses in respect of the issue of options to the employees of NIS 88 million and from the effect of the recording of the benefit in respect of the sale of shares to the employees by the State in the amount of NIS 191 million. Most of the improvement in the interest margin derived from a rise in the interest margin in the unlinked shekel sector, by 0.23%, which was also affected by the raising of interest by the Bank of Israel. On neutralizing these amounts, the increase in salary expenses was 13.8%. The increase in salary expenses in the second quarter by the rate of some 31.6% derived primarily from the recording of the above special salary expenses, and on neutralizing these amounts, the increase in salary expenses was 14.9%.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased in the first half of 2006 by NIS 130 million, an increase of 11.5%, compared with the corresponding period in 2005.

Operating expenses constituted 68.6% of total income and 58.8% on neutralizing the special salary expenses detailed above, compared with 57.1% in the corresponding period in 2005 and compared with 58.7% in all of 2005.

Total operating and other expenses (in annual terms) constitute 2.74% of total assets, compared with 2.17% in the corresponding period in 2005, and compared with 2.22% in all of 2005.

Operating Profit before Taxes of the Leumi Group in the first half of 2006 amounted to NIS 1,309 million, compared with NIS 1,202 million in the corresponding period in 2005, an increase of 8.9% and on neutralizing special salary expenses, an increase of 48.3%. In the second quarter of 2006, operating profit before taxes amounted to NIS 746 million, compared with NIS 588 million in the corresponding period in 2005, an increase of 26.9% and on neutralizing special salary expenses, an increase of 71.2%.

Provision for Taxes on Operating Profit of the Leumi Group in the first half of 2006 amounted to NIS 638 million, compared with NIS 405 million in the corresponding period in 2005. The rate of provision for the said period was some 48.7% of pre-tax profit, compared with 33.7% in the corresponding period in 2005 (an increase of 15 percentage points).

The increase in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation were negative in the said period, compared with positive rates in the corresponding period in 2005, an effect of some 4.3 percentage points.

2. Unrecognized expenses relating to the issue of options and the sale of shares to the employees, an effect of some 3.5 percentage points.

3. The reduction of the rate of profits tax from 17% to 15.5% caused an adjustment of deferred taxes of NIS 25 million, an effect of some 1.9 percentage points. See page 75 below for further details.

4. The recording of deferred receivable taxes pursuant to an arrangement with the tax authorities in the first half of 2005 of some NIS 59 million.

On the other hand, the reduction of the company tax rate from 34% in the first half of 2005 to 31% in 2006 partially offset the said increase.

Operating Profit after Taxes in the first half of 2006 amounted to NIS 671 million, compared with NIS 797 million in the corresponding period in 2005, a decrease of 15.8% and an increase of 28.8% on neutralizing the special expenses. In the second quarter of 2006, operating profit after taxes amounted to NIS 348 million, compared with NIS 416 million in the corresponding period in 2005, a decrease of 16.3% and on neutralizing special salary expenses, an increase of 37.6%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis in the first half of 2006 amounted to NIS 98 million, compared with NIS 261 million in the corresponding period in 2005, a decrease of 62.5%. In the second quarter of 2006 the Group's share in operating profit after taxes of companies included on the equity basis amounted to NIS 20 million, compared with NIS 120 million in the corresponding period in 2005, a decrease of 83.3%. As from the second quarter of 2006, the recording of the profits on the equity basis was discontinued in respect of Africa Israel Investments, which was sold on 27 March 2006, and in respect of Migdal Insurance and Financial Holdings, 10% of the holdings in which were sold on 15 March 2006. Furthermore there was a decrease in the profit of The Israel Corporation.

Minority Interests in the Profits (Losses) of the Group in the first half of 2006 amounted to a profit NIS 2 million, compared with a loss of NIS 14 million in the corresponding period in 2005.

Net Operating Profit in the first half of 2006 amounted to NIS 767 million, compared with NIS 1,072 million in the corresponding period in 2005, a decrease of 28.5%. In the second quarter of 2006, net operating profit amounted to NIS 367 million, compared with NIS 541 million in the corresponding period in 2005, a decrease of 32.2%. Neutralizing special salary expenses, as detailed above, there was an increase of 5.2% and of 9.8%, respectively.

Net After-Tax Profit from Extraordinary Items in the first half of 2006 amounted to a profit of NIS 723 million, compared with NIS 34 million in the corresponding period in 2005. The profit derives from the sale of the Bank's holdings in Africa Israel Investments and the sale of 10% of the Bank's holdings in Migdal Insurance and Financial Holdings. For further details, see pages 55 and 56 below.

Ratio of Operating Profit before Taxes to Net Shareholders' Equity* in annual terms was 19.4% in the first half of 2006, compared with 18.6% in the corresponding period in 2005.

Ratio of Net Operating Profit to Shareholders' Equity (Net Return on Equity*) in annual terms was 9.7% in the first half of 2006, compared with 12.1% in the corresponding period in 2005.

Net Operating Profit per share reached NIS 0.542 in the first half of 2006, compared with NIS 0.758 in the corresponding period in 2005.

Net Profit per share reached NIS 1.053 in the first half of 2006, compared with NIS 0.782 in the corresponding period in 2005.

* Shareholders' equity together with minority interests, less capital investments in companies included on the equity basis. The profit does not include the profit of companies included on the equity basis.

Return on Shareholders' Equity in Annual Terms (excluding minority interests) of [(a)]:

	2006	2005
	First half	
	%	
Net profit	**19.5***	15.3
Net operating profit	**9.8***	14.8

* Neutralizing special salary expenses 24.7% and 14.9% respectively.

	2006		2005			
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%					
Net profit	**9.0**	**30.8(d)**	11.5(c)	14.9	15.8(b)	14.9
Net operating profit	**8.8**	**10.4**	10.3	15.0	14.7	14.9

The return on equity was considerably affected by special salary expenses as detailed on page 23 of the Report.

Following are the returns on neutralizing these effects:

	2006	
	Second quarter	First quarter
	%	
Net profit	**15.0**	53.3(d)
Net operating profit	**14.7**	14.3

(a) The calculation of the return relates to the shareholders' equity at the beginning of each period.
(b) Includes a profit of NIS 34 million from extraordinary activities which reflects 0.9% of the return for the second quarter of 2005.
(c) Includes a profit of NIS 46 million from extraordinary activities which reflects 1.1% of the return for the fourth quarter of 2005.
(d) Includes a profit of NIS 712 million from extraordinary activities (as detailed on pages 55 and 56) which reflects 19.0% of the return for the first quarter of 2006.

Structure and Development of Assets and Liabilities[(1)]

Total Assets of the Leumi Group on 30 June 2006 amounted to NIS 272.4 billion, compared with NIS 272.8 billion at the end of 2005, a decrease of 0.2% and an increase of 3.3% compared with 30 June 2005.

The value of the assets in or linked to foreign currency was some NIS 122.1 billion, some 44.8% of total assets. In the first half of 2006 the shekel appreciated against the US dollar by 3.54% and against the basket of currencies by 1.38%, and depreciated against the Euro by 3.62%. The change in the rate of exchange contributed to a decrease of 0.9% in total assets.

Deposits of the public amounted to NIS 219.4 billion on 30 June 2006, compared with NIS 221.8 billion on 31 December 2005, a decrease of 1.1%, and an increase of 1.4% compared with 30 June 2005. Most of the decrease is explained by the appreciation of the shekel against the US dollar.

The following table sets out the development of deposits of the public according to principal activity segment:

Segment	**30 June 2006**	31 December 2005	% Change
	NIS millions		
Households	**111,801**	110,364	1.3
Small businesses	**11,777**	11,391	3.4
Corporate banking	**24,589**	28,616	(14.1)
Commercial banking	**23,496**	23,227	1.2
Construction and real estate	**2,526**	3,150	(19.8)
Private banking	**36,642**	35,008	4.7
Financial Management and other	**8,541**	10,072	(15.2)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 17.0 billion on 30 June 2006, compared with NIS 17.3 billion on 31 December 2005, a decrease of 1.3%, and an increase of 27.5% compared with 30 June 2005.

Off-balance sheet activity

The following table sets out the development of balances of the customers' off-balance sheet financial assets* with the Leumi Group:

	30 June 2006	31 December 2005	Change	
	NIS millions		NIS millions	%
Securities portfolios	**257,400**	245,579	11,821	4.8
of which: Mutual funds**	**43,585**	44,748	(1,163)	(2.6)
Provident funds***	**39,336**	38,620	716	1.9
Supplementary training funds	**10,233**	10,619	(386)	(3.6)
Total	**306,969**	294,818	12,151	4.1

* Including an increase in the market value of securities.

** Including funds of all the managers in the system.

*** Including assets of customers in respect of which the Group provides operating, management and custodian services.

(1) The changes in percentages were calculated according to the balances in NIS millions.

Credit to the public totaled NIS 178.0 billion on 30 June 2006, compared with NIS 177.3 billion on 31 December 2005, an increase of 0.4%, and an increase of 4.9%, as compared with 30 June 2005. The appreciation of the shekel against the US dollar offset some 0.8% of the growth in credit.

The balance of securities of companies in which the Group has invested totaled NIS 6,230 million on 30 June 2006, compared with NIS 6,330 million on 31 December 2005, a decrease of 1.6%.

The following table sets out the development of overall credit risk* to the public according to principal sectors of the economy:

	30 June 2006		31 December 2005		
Economy Sectors	Overall credit risk to the public	Proportion of total	Overall credit risk to the public	Proportion of total	Change
	NIS millions	%	NIS millions	%	%
Agriculture	**2,119**	**0.8**	2,160	0.8	(1.9)
Industry	**42,041**	**15.6**	40,777	15.2	3.1
Construction and real estate	**48,133**	**17.9**	47,820	17.8	0.7
Electricity and water	**2,874**	**1.1**	2,743	1.0	4.8
Trade	**30,676**	**11.4**	30,340	11.3	1.1
Hotels, accommodation and food services	**6,027**	**2.2**	6,273	2.3	(3.9)
Transportation and storage	**5,795**	**2.2**	6,360	2.4	(8.9)
Communications and computer services	**8,173**	**3.0**	8,444	3.2	(3.2)
Financial services	**30,442**	**11.3**	33,967	12.7	(10.4)
Other business services	**7,773**	**2.9**	7,570	2.8	2.7
Public and community services	**8,137**	**3.0**	7,767	2.9	4.8
Private persons - housing loans	**36,406**	**13.5**	31,448	11.7	15.8
Private persons – other	**40,608**	**15.1**	42,234	15.9	(3.8)
Total	**269,204**	**100**	267,903	100	0.5

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal activity segments:

Segment	**30 June 2006**	31 December 2005	Change
	NIS millions		%
Households*	**44,832**	43,668	2.7
Small businesses	**13,845**	13,476	2.7
Commercial banking	**35,008**	32,350	8.2
Corporate banking	**54,193**	57,360	(5.5)
Construction and real estate	**23,854**	24,490	(2.6)
Private banking	**4,805**	4,678	2.7

* Credit to households includes also housing loans (mortgages). On neutralizing this credit, credit to households increased by 7.3%. Housing loans (mortgages) to households amounted to NIS 32.8 billion at the end of June 2006, and increased by a rate of 1.1%.

Merger of the Cable Companies

In May 2006 an agreement was signed to merge the activities of the cable companies in the field of broadcasting and the field of the national internal carrier.

Under the agreement, Matav Telecommunication Systems Ltd. (the "Merged Company") would purchase the activities of the other companies in these fields, in exchange for taking-over obligations and/or the allotment of shares in the merged company.

Financing principles were agreed upon for the Merged Company as part of the agreement. Negotiations for the finalization of the financing agreement are taking place, and it has not yet been signed.

Upon completion of the merger, the owners of each of the cable companies will hold shares in the Merged Company, pursuant to the relative number of cable television subscribers that each company had on 30 September 2005 and in accordance with additional adjustments as determined in the merger agreement..

Upon completion of the merger agreement, the Bank is expected to hold some 15.3% of the shares of the Merged Company.

In the estimation of the Management of the Bank, the procedure detailed above will not have a material effect on the Bank's Financial Statements.

Agreement regarding Tower

On 24 August 2006 the banks signed an agreement with Tower Semiconductor Ltd., pursuant to a memorandum of understanding signed in May 2006. Under this agreement, the Bank will convert debt of US$ 79 million to convertible capital notes in the ratio of US$ 2 of debt to US$ 1 convertible capital note, in an amount of some US$ 40 million. According to a preliminary calculation, the capital notes represent a holding of some 13% of the shares of the company (some 10% on full dilution). Further, a reorganization of the loans will be carried out, so that their repayment will commence in 2009, with a corresponding reduction in the interest payment. In parallel, The Israel Corporation announced an investment of US$ 100 million in convertible notes.

In the estimation of the Management of the Bank, the reorganization of the loans of the company will not have a material effect on the Bank's Financial Statements.

Problem Loans – the following table sets out the development of the problem loans [(1)(6)] according to the classifications determined in directives of the Supervisor of Banks:

	30 June 2006	30 June 2005	31 December 2005
	(NIS millions)		
Non-accrual	**2,643**	2,912	2,431
Restructured (2)	**894**	921	985
To be restructured (3)	**1,148**	1,057	1,070
In temporary arrears	**784**	739	698
Under special supervision*	**12,614**	12,218	12,485
Total balance sheet credit to problem borrowers (1)	**18,083**	17,847	17,669
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,067**	2,022	2,060
Other assets in respect of derivatives of problem borrowers	**62**	89	154
Total overall credit risk in respect of problem borrowers (1)	**20,212**	19,958	19,883
Assets received in respect of repaid credit	**29**	16	24
*of which: debts for which there is a specific provision (4)	**6,386**	6,707	6,936
*of which: credit for housing for which there is a provision according to the extent of the arrears	**775**	603	673

(1) Not including problem loans that are covered by collateral that are permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).

(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.

(3) Credit to borrowers in respect whereof there is a decision of the banking corporation's management for a restructure, but the restructure has not yet been implemented.

(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.

(5) As calculated for the purposes of limits on the obligations of a borrower and a group of borrowers, except for guarantees given by a borrower to secure an obligation of a third party.

(6) Credit to problem borrowers as detailed in the disclosure format.

Credit to Governments as at 30 June 2006 totaled NIS 691 million, compared with NIS 848 million as at 31 December 2005, a decrease of 18.5% and, compared with 30 June 2005, a decrease of 25.6%.

Securities amounted to NIS 47.8 billion as at 30 June 2006, similar to 31 December 2005, and an increase of 3.7% compared with 30 June 2005.

The Bank is a member of the Stock Exchange Clearing House Ltd and the Maof Clearing House Ltd.

As at 30 June 2006, the Bank had pledged debentures in the sum of NIS 112 million to the Stock Exchange Clearing House and debentures in the sum of NIS 1,355 million to the Maof Clearing House, to secure its customers' operations and in respect of the clearing house members' mutual guarantee.

On 29 May 2006, Leumi & Co Investment House Ltd. purchased 5% of the share capital of Cellcom Israel Ltd from Discount Investment Corp. Ltd for a total consideration of some NIS 328 million.

Operational Segments in the Group

The Group operates in different operational segments through the Bank and its subsidiaries in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are according to characteristics that were determined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is detailed in the Annual Report for 2005.

The following table sets out details of the net profit according to operational segments:

Segments	For the six months ending **30 June 2006**	30 June 2005	Change	Net profit on neutralization of special salary expenses*	Change as compared with June 2005
	NIS millions		%	NIS millions	%
Households	**150**	252	(40.5)	265	5.2
Small businesses	**78**	98	(20.4)	117	19.4
Corporate banking	**304**	(59)	+	321	+
Commercial banking	**204**	163	25.2	229	40.5
Construction and real estate	**135**	107	26.2	140	30.8
Private banking	**17**	18	(5.6)	28	55.6
Financial management and other**	**602**	527	14.2	770	41.0
Total	**1,490**	1,106	34.7	1,870	66.2

* on neutralizing special salary expenses, as detailed on page 23 above.
**including profit from extraordinary items, in the amount of NIS 718 million.

1. Households

The following tables set out the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**(792)**	**18**	**1**	**354**	**(419)**
Inter-segmental	**1,212**	**(1)**	**(2)**	**(242)**	**967**
Operating and other income:					
From external sources	**124**	**92**	**67**	**28**	**311**
Inter-segmental	**2**	**43**	**42**	**1**	**88**
Total income	**546**	**152**	**108**	**141**	**947**
Provisions for doubtful debts	**20**	**1**	**-**	**18**	**39**
Operating and other expenses:					
External	**581**	**96**	**90**	**50**	**817**
Inter-segmental	**-**	**1**	**-**	**2**	**3**
Operating profit (loss) before taxes	**(55)**	**54**	**18**	**71**	**88**
Provision for taxes	**(23)**	**19**	**7**	**23**	**26**
Net profit (loss)	**(32)**	**35**	**11**	**48**	**62**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	(712)	14	1	568	(129)
Inter-segmental	1,054	-	(1)	(480)	573
Operating and other income:					
From external sources	121	78	55	32	286
Inter-segmental	-	39	90	1	130
Total income	463	131	145	121	860
Provisions for doubtful debts	3	1	-	18	22
Operating and other expenses:					
External	396	80	93	42	611
Inter-segmental	-	-	-	2	2
Operating profit before taxes	64	50	52	59	225
Provision for taxes	26	19	23	23	91
Net profit	38	31	29	36	134

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**(1,409)**	**34**	**3**	**716**	**(656)**
Inter-segmental	**2,237**	**(2)**	**(3)**	**(509)**	**1,723**
Operating and other income:					
From external sources	**240**	**178**	**142**	**59**	**619**
Inter-segmental	**2**	**84**	**132**	**3**	**221**
Total income	**1,070**	**294**	**274**	**269**	**1,907**
Provisions for doubtful debts	**36**	**2**	**-**	**102**	**140**
Operating and other expenses:					
External	**1,052**	**190**	**187**	**99**	**1,528**
Inter-segmental	**-**	**1**	**-**	**5**	**6**
Operating profit (loss) before taxes	**(18)**	**101**	**87**	**63**	**233**
Provision for taxes	**(7)**	**33**	**35**	**22**	**83**
Net profit (loss)	**(11)**	**68**	**52**	**41**	**150**
% Return on equity					**10.0**
Average balance of assets	**10,215**	**1,361**	**107**	**33,138**	**44,821**
Average balance of liabilities	**104,212**	**50**	**-**	**12,654**	**116,916**
Average balance of risk assets	**9,049**	**5,754**	**118**	**27,055**	**41,976**
Average balance of assets of provident funds, mutual funds and supplementary training funds	**-**	**-**	**57,531**	**-**	**57,531**
Average balance of securities	**-**	**-**	**33,821**	**-**	**33,821**
Average balance of other assets under management	**287**	**-**	**-**	**8,509**	**8,796**
Balance of credit to the public as of 30 June 2006	**10,585**	**974**	**85**	**33,188**	**44,832**
Balance of deposits of the public as of 30 June 2006	**103,220**	**4**	**-**	**8,577**	**111,801**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	(1,188)	26	1	867	(294)
Inter-segmental	1,876	1	(1)	(685)	1,191
Operating and other income:					
From external sources	243	151	123	65	582
Inter-segmental	1	74	167	3	245
Total income	932	252	290	250	1,724
Provisions for doubtful debts	19	1	-	39	59
Operating and other expenses:					
External	791	158	190	86	1,225
Inter-segmental	-	-	-	5	5
Operating profit before taxes	122	93	100	120	435
Provision for taxes	52	36	44	51	183
Net profit	70	57	56	69	252
% Return on equity					18.4
Average balance of assets	9,106	1,123	47	32,346	42,622
Average balance of liabilities	102,318	47	-	11,977	114,342
Average balance of risk assets	7,892	5,195	47	25,541	38,675
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	50,895	-	50,895
Average balance of securities	-	-	25,942	-	25,942
Average balance of other assets under management	287	-	-	8,676	8,963
Balance of credit to the public as of 31 December 2005	9,846	879	130	32,813	43,668
Balance of deposits of the public as of 31 December 2005	101,594	3	-	8,767	110,364

Effects of the Hostilities in the North on the Activities of the Households Line

Throughout the period of hostilities in the north, branches of the Bank and of The Arab Israel Bank situated on the front line operated in accordance with the directives of the Home Front Command and the Bank of Israel. Despite the limitations, the Bank arranged to provide business support to its customers, in order to preserve, as far as possible, normal economic and banking activities for the residents of the north:

- For purposes of answering the banking needs of the residents of the north – the LeumiCall center operated every day until 11:00 pm, while giving priority to residents of the north.
- Automated mobile bank branches were operated to provide banking services to customers living on the front line.
- An arrangement was set up to enable customers in the north of all the banks to cash cheques in an amount of up to NIS 600.
- Commission rates on cash withdrawals by holders of accounts at other branches were reduced for all customers of the Bank.
- Leumi allowed all northern residents to receive low interest assistance loans with favourable repayment terms. The loans granted are in an amount of up to NIS 50,000 for

business owners, and an amount of one month's salary or NIS 10,000 for salary earners (repayment spread over 18 months, with the option of postponing repayments for 3 months). The loans are commission-free.

- Reserve duty soldiers who received emergency mobilization orders due to the war in the north, were entitled to receive assistance loans of up to NIS 10,000 on preferential terms (re-payment spread over 18 months, with the option of postponing repayments for 3 months). The loans granted were commission-free.
- Leumi Card allowed its business customers to receive loans on special terms (up to NIS 45,000 for a period of up to 24 months, with the first repayment being a month after the granting of the loan) and an exemption from minimum commission charges.
- Leumi Mortgage Bank allowed mortgage customers who are residents of the north to defer mortgage repayments for up to 4 months.

At this stage, the Bank is unable to estimate the effect of the war on the business activities of the households and small businesses segment, due to the fact that most of the effect, if any, will become apparent in the coming months. In addition, the operation of compensation arrangements or the receipt of government guarantees may reduce the effect of the hostilities on the customers.

Main Changes in the Scope of Activity

Total credit to the public in the households segment increased by NIS 1,164 million compared with the end of 2005, an increase of 2.7%. On neutralizing housing loans, credit grew by 7.3% and housing loans grew by 1.1%. Deposits of the public rose by NIS 1,437 million compared with the end of 2005, an increase of 1.3%.

Pension Counseling

Following the legislation of August 2005, implementing the reform in the capital market, the Bank is making preparations to obtain a license to engage in pension counseling from the Supervisor of the Capital Market, Insurance and Savings.

The Bank intends to begin pension counseling activities this year, subject to receipt of the said license.

As a pre-condition for the receipt of license, the banking activities must be adapted to the new business environment. The Bank has been making preparations for this during the course of 2006, as follows:

Structural adaptation – as part of the implementation of the reform, Leumi is required to sell its holdings in mutual fund and provident fund management companies, and to reduce its holdings in other companies, such as insurance companies. For additional details regarding the sales undertaken by the Bank, see pages 65 to 67 and Note 8.

Recruiting and training of personnel - the Bank is training investment counselors as pension counselors, and is also recruiting and training pension counselors for the branches and districts.

Mechanized preparations – the Bank is developing a counseling support system, which will assist the pension counselors in advising customers regarding investments in pension products adapted to their particulars, needs and preferences. In addition, the Bank is preparing to set-up two-way interfaces with institutional bodies who manage pension products, for the purposes of transfer of information and the ongoing carrying-out of activities.

Preparation of procedures and work routines – work procedures are being written and adapted to the new business environment and work routines are being developed for pension counselors, to ensure the existence of correct work processes.

Signing of distribution agreements – the Bank is in the advanced stages of negotiations with most of the institutional bodies who manage pension products to finalize agreements for the arrangement of distribution of pension products. So far, the Bank and The Arab Israel Bank Ltd. have signed distribution agreements with Halman-Aldubi Provident Funds Ltd. and Halman-Aldubi Pension Funds Ltd.

Main Changes in Net Profit

Net profit in the households segment totaled NIS 150 million in the first half of 2006, compared with NIS 252 million in the corresponding period in 2005, a decrease of 40.5%. The net profit on neutralizing the expenses as detailed below amounted to NIS 265 million, an increase of 5.2%. The decrease in profit stems from an increase in the provisions for doubtful debts in the mortgage sector (Leumi Mortgage Bank, see Note 2B to the Financial Statements) and an increase in operating expenses of NIS 304 million, of which some NIS 150 million is from the effect of the benefit in respect of the sale of shares to employees and the allotment of options to employees. Total income grew by NIS 183 million, which partially offset the aforesaid.

2. Small Businesses

The following tables set out the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**253**	**4**	**2**	**2**	**261**
Inter-segmental	**(39)**	**(3)**	**(2)**	**(2)**	**(46)**
Operating and other income:					
From external sources	**94**	**18**	**4**	**-**	**116**
Inter-segmental	**-**	**(7)**	**3**	**-**	**(4)**
Total income	**308**	**12**	**7**	**-**	**327**
Provisions for doubtful debts	**22**	**-**	**-**	**-**	**22**
Operating and other expenses:					
External	**247**	**14**	**4**	**-**	**265**
Inter-segmental	**-**	**-**	**-**	**-**	**-**
Operating profit (loss) before taxes	**39**	**(2)**	**3**	**-**	**40**
Provision for taxes	**14**	**-**	**1**	**-**	**15**
Operating profit (loss) after taxes	**25**	**(2)**	**2**	**-**	**25**
Share of profits of companies included on the equity basis	**-**	**1**	**-**	**-**	**1**
Net profit (loss)	**25**	**(1)**	**2**	**-**	**26**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	213	4	1	2	220
Inter-segmental	(21)	(2)	(2)	(1)	(26)
Operating and other income:					
From external sources	86	26	6	-	118
Inter-segmental	2	(15)	5	-	(8)
Total income	280	13	10	1	304
Provisions for doubtful debts	26	-	-	-	26
Operating and other expenses:					
External	177	13	7	-	197
Inter-segmental	1	-	-	-	1
Operating profit before taxes	76	-	3	1	80
Provision for taxes	36	-	-	-	36
Net profit	40	-	3	1	44

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**475**	**9**	**5**	**4**	**493**
Inter-segmental	**(57)**	**(4)**	**(5)**	**(3)**	**(69)**
Operating and other income:					
From external sources	**182**	**42**	**8**	**-**	**232**
Inter-segmental	**1**	**(18)**	**10**	**-**	**(7)**
Total income	**601**	**29**	**18**	**1**	**649**
Provisions for doubtful debts	**31**	**-**	**-**	**-**	**31**
Operating and other expenses:					
External	**452**	**26**	**11**	**-**	**489**
Inter-segmental	**-**	**-**	**-**	**-**	**-**
Operating profit before taxes	**118**	**3**	**7**	**1**	**129**
Provision for taxes	**47**	**2**	**3**	**-**	**52**
Operating profit after taxes	**71**	**1**	**4**	**1**	**77**
Share in profits of companies included on the equity basis	**-**	**1**	**-**	**-**	**1**
Net profit (loss)	**71**	**2**	**4**	**1**	**78**
% Return on equity					**19.7**
Average balance of assets	**13,157**	**174**	**189**	**99**	**13,619**
Average balance of liabilities	**11,608**	**67**	**-**	**-**	**11,675**
Average balance of risk assets	**10,354**	**709**	**218**	**98**	**11,379**
Average balance of assets of provident funds, mutual funds and supplementary training funds	**-**	**-**	**5,802**	**-**	**5,802**
Average balance of securities	**-**	**-**	**2,592**	**-**	**2,592**
Average balance of other assets under management	**437**	**-**	**-**	**-**	**437**
Balance of credit to the public as of 30 June 2006	**13,460**	**156**	**129**	**100**	**13,845**
Balance of deposits of the public as of 30 June 2006	**11,777**	**-**	**-**	**-**	**11,777**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the six months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	416	9	3	3	431
Inter-segmental	(42)	(3)	(3)	(2)	(50)
Operating and other income:					
From external sources	175	50	9	-	234
Inter-segmental	1	(27)	13	-	(13)
Total income	550	29	22	1	602
Provisions for doubtful debts	32	-	-	-	32
Operating and other expenses:					
External	356	25	13	-	394
Inter-segmental	-	-	-	-	-
Operating profit before taxes	162	4	9	1	176
Provision for taxes	73	2	3	-	78
Net profit	89	2	6	1	98
% Return on equity					26.9
Average balance of assets	12,100	187	177	105	12,569
Average balance of liabilities	10,361	77	-	-	10,438
Average balance of risk assets	9,418	747	177	105	10,447
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,954	-	4,954
Average balance of securities	-	-	1,811	-	1,811
Average balance of other assets under management	432	-	-	-	432
Balance of credit to the public as of 31 December 2005	12,973	155	250	98	13,476
Balance of deposits of the public as of 31 December 2005	11,391	-	-	-	11,391

Hostilities in the North

At this early stage, it is not possible to estimate the effect of the hostilities in the north due to uncertainty regarding various factors, such as the compensation arrangements of the government which have yet to be finally determined.

Main Changes in the Scope of the Activity

Total credit to the public in the segment increased by NIS 369 million as compared with the end of 2005, an increase of 2.7%. Total deposits of the public increased by NIS 386 million, an increase of 3.4%.

Main Changes in the Net Profit

Net profit in the small businesses segment totaled NIS 78 million in the first half of 2006, compared with NIS 98 million in the corresponding period in 2005, a decrease of 20.4%. The reduction in profit stemmed from an increase of NIS 95 million in operating expenses, of which

NIS 52 million was special salary expenses. On the other hand, income grew by NIS 47 million, which partially offset the increase in expenses. On neutralizing special salary expenses, the net profit amounted to NIS 117 million, an increase of 19.4%.

3. Corporate Banking

The following tables set out the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**689**	**4**	**1**	**60**	**754**
Inter-segmental	**(431)**	**(1)**	**(1)**	**40**	**(393)**
Operating and other income:					
From external sources	**89**	**36**	**5**	**11**	**141**
Inter-segmental	**1**	**(30)**	**2**	**-**	**(27)**
Total income	**348**	**9**	**7**	**111**	**475**
Provisions for doubtful debts	**82**	**-**	**-**	**-**	**82**
Operating and other expenses:					
External	**84**	**20**	**4**	**39**	**147**
Inter-segmental	**1**	**-**	**-**	**32**	**33**
Operating profit (loss) before taxes	**181**	**(11)**	**3**	**40**	**213**
Provision for taxes	**70**	**(4)**	**1**	**11**	**78**
Net profit (loss)	**111**	**(7)**	**2**	**29**	**135**

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	277	2	-	65	344
Inter-segmental	(31)	-	-	41	10
Operating and other income:					
From external sources	40	21	5	12	78
Inter-segmental	1	(17)	2	-	(14)
Total income	287	6	7	118	418
Provisions for doubtful debts	383	-	-	8	391
Operating and other expenses:					
External	71	12	4	42	129
Inter-segmental	2	-	-	29	31
Operating profit (loss) before taxes	(169)	(6)	3	39	(133)
Provision for taxes	(75)	(3)	1	13	(64)
Net profit (loss)	(94)	(3)	2	26	(69)

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	1,200	7	1	123	1,331
Inter-segmental	(662)	(2)	(1)	85	(580)
Operating and other income:					
From external sources	136	64	10	22	232
Inter-segmental	1	(53)	5	-	(47)
Total income	675	16	15	230	936
Provisions for doubtful debts	90	-	-	-	90
Operating and other expenses:					
External	166	34	8	81	289
Inter-segmental	1	-	-	67	68
Operating profit (loss) before taxes	418	(18)	7	82	489
Provision for taxes	166	(6)	3	22	185
Net profit (loss)	252	(12)	4	60	304
% Return on equity					14.0
Average balance of assets	47,136	40	29	10,948	58,153
Average balance of liabilities	19,246	129	-	13,040	32,415
Average balance of risk assets	49,693	164	34	11,614	61,505
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,433	53	4,486
Average balance of securities	-	-	46,898	1,112	48,010
Average balance of other assets under management	689	-	-	-	689
Balance of credit to the public as of 30 June 2006	43,846	1	18	10,328	54,193
Balance of deposits of the public as of 30 June 2006	13,879	-	-	10,710	24,589

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	667	3	-	122	792
Inter-segmental	(173)	-	-	73	(100)
Operating and other income:					
From external sources	75	40	10	23	148
Inter-segmental	3	(33)	6	-	(24)
Total income	572	10	16	218	816
Provisions for doubtful debts	624	-	-	8	632
Operating and other expenses:					
External	141	24	7	79	251
Inter-segmental	2	-	-	57	59
Operating profit (loss) before taxes	(195)	(14)	9	74	(126)
Provision for taxes	(88)	(5)	4	22	(67)
Net profit (loss)	(107)	(9)	5	52	(59)
% Return on equity					(2.7)
Average balance of assets	46,568	26	20	9,760	56,374
Average balance of liabilities	19,662	109	-	12,135	31,906
Average balance of risk assets	48,320	132	20	9,813	58,285
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,567	-	4,567
Average balance of securities	-	-	35,493	955	36,448
Average balance of other assets under management	723	-	-	-	723
Balance of credit to the public as of 31 December 2005	47,065	1	39	10,255	57,360
Balance of deposits of the public as of 31 December 2005	16,405	-	-	12,211	28,616

Main Changes in the Scope of Activity

Total credit to the public in the segment decreased by NIS 3,167 million, 5.5%, as compared with the end of 2005. The decrease arose mainly from the reduction in one large credit which was made available towards the end of 2005 and the appreciation of the shekel as against the dollar; and total deposits of the public decreased by NIS 4,027 million, 14.1%, mainly "jumbo" deposits.

Main Changes in Net Profit

Net profit in the corporate banking segment totaled NIS 304 million in the first half of 2006, compared with a loss of NIS 59 million in the corresponding period in 2005. The increase in profit mainly stems from a decline of NIS 542 million in provisions for doubtful debts. Further, income rose by NIS 120 million, 14.7%, which was partly offset by the increase in expenses by NIS 47 million, 15.2%.

Hostilities in the North

At this early stage, it is not possible to estimate the effect of the hostilities in the north due to uncertainty regarding various factors, such as the compensation arrangements of the government which have yet to be finally determined.

4. Commercial Banking

The following tables set out the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2006					
	NIS millions					
Net interest income:						
From external sources	355	3	1	4	64	427
Inter-segmental	(119)	(1)	(1)	(4)	(11)	(136)
Operating and other income:						
From external sources	67	10	20	-	8	105
Inter-segmental	-	(8)	3	-	1	(4)
Total income	303	4	23	-	62	392
Provisions for doubtful debts	37	-	-	-	3	40
Operating and other expenses:						
External	152	6	6	-	36	200
Inter-segmental	4	(1)	-	-	-	3
Operating profit (loss) before taxes	110	(1)	17	-	23	149
Provision for taxes	46	(1)	7	-	6	58
Net profit	64	-	10	-	17	91

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the three months ending 30 June 2005					
	NIS millions					
Net interest income:						
From external sources	263	1	-	10	59	333
Inter-segmental	(63)	-	-	(8)	(8)	(79)
Operating and other income:						
From external sources	53	11	18	1	8	91
Inter-segmental	1	(8)	1	-	-	(6)
Total income	254	4	19	3	59	339
Provisions for doubtful debts	40	-	-	(1)	(4)	35
Operating and other expenses:						
External	100	6	6	-	30	142
Inter-segmental	2	-	-	-	-	2
Operating profit (loss) before taxes	112	(2)	13	4	33	160
Provision for taxes	48	-	5	1	10	64
Net profit (loss)	64	(2)	8	3	23	96

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2006					
	NIS millions					
Net interest income:						
From external sources	646	5	2	9	124	786
Inter-segmental	(183)	(2)	(2)	(7)	(22)	(216)
Operating and other income:						
From external sources	130	20	39	-	17	206
Inter-segmental	-	(14)	9	-	1	(4)
Total income	593	9	48	2	120	772
Provisions for doubtful debts	62	-	-	4	3	69
Operating and other expenses:						
External	271	10	14	1	67	363
Inter-segmental	8	(1)	-	-	-	7
Operating profit (loss) before taxes	252	-	34	(3)	50	333
Provision for taxes	103	-	14	(1)	13	129
Net profit (loss)	149	-	20	(2)	37	204
% Return on equity						17.1
Average balance of assets	27,629	48	80	361	9,003	37,121
Average balance of liabilities	17,367	40	-	304	7,655	25,366
Average balance of risk assets	27,801	245	93	372	5,541	34,052
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,815	-	162	4,977
Average balance of securities	-	-	48,615	-	2,011	50,626
Average balance of other assets under management	1,254	-	-	-	-	1,254
Balance of credit to the public as of 30 June 2006	28,275	56	55	310	6,312	35,008
Balance of deposits of the public as of 30 June 2006	15,469	-	-	72	7,955	23,496

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	For the six months ending 30 June 2005					
	NIS millions					
Net interest income:						
From external sources	532	3	1	14	106	656
Inter-segmental	(123)	(1)	(1)	(11)	(16)	(152)
Operating and other income:						
From external sources	108	21	29	1	14	173
Inter-segmental	1	(15)	12	-	-	(2)
Total income	518	8	41	4	104	675
Provisions for doubtful debts	102	-	-	(2)	(5)	95
Operating and other expenses:						
External	211	10	15	2	58	296
Inter-segmental	6	1	-	-	-	7
Operating profit (loss) before taxes	199	(3)	26	4	51	277
Provision for taxes	88	(1)	11	1	15	114
Net profit (loss)	111	(2)	15	3	36	163
% Return on equity						14.8
Average balance of assets	26,061	46	98	434	8,280	34,919
Average balance of liabilities	15,255	51	-	415	7,147	22,868
Average balance of risk assets	25,011	180	98	420	4,982	30,691
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,672	-	-	4,672
Average balance of securities	-	-	30,345	-	1,874	32,219
Average balance of other assets under management	1,214	-	-	-	-	1,214
Balance of credit to the public as of 31 December 2005	26,412	43	104	325	5,466	32,350
Balance of deposits of the public as of 31 December 2005	16,351	-	-	60	6,816	23,227

Main Changes in the Scope of Activity

Total credit to the public in the segment increased by NIS 2,658 million, 8.2%, as compared with the end of 2005, and total deposits of the public increased by NIS 269 million, 1.2%.

Main Changes in Net Profit

Net profit in the commercial banking segment totaled NIS 204 million in the first half of 2006, compared with NIS 163 million in the corresponding period in 2005, an increase at the rate of 25.2%. On neutralizing special salary expenses the net profit amounted to NIS 229 million, an increase of 40.5%. The increase in profit arose from an increase in income of NIS 97 million, 14.4%, and a decrease of NIS 26 million, 27.4%, in provisions for doubtful debts. Expenses increased by NIS 67 million, of which special salary expenses were NIS 33 million.

Net profit of the segment from activities of the Bank in Israel rose by 34.4% and there was no change in activities of the segment in the U.K.

Hostilities in the North

At this early stage, it is not possible to estimate the effect of the hostilities in the north due to uncertainty regarding various factors, such as the compensation arrangements of the government which have yet to be finally determined.

5. The Construction and Real-Estate Segment

The following tables set out the profit and loss of the construction and real estate division:

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006			
	NIS millions			
Net interest income:				
From external sources	**446**	**-**	**19**	**465**
Inter-segmental	**(302)**	**-**	**(7)**	**(309)**
Operating and other income:				
From external sources	**14**	**1**	**-**	**15**
Inter-segmental	**-**	**-**	**-**	**-**
Total income	**158**	**1**	**12**	**171**
Provisions for doubtful debts	**24**	**-**	**-**	**24**
Operating and other expenses:				
External	**24**	**-**	**1**	**25**
Inter-segmental	**-**	**-**	**2**	**2**
Operating profit before taxes	**110**	**1**	**9**	**120**
Provision for taxes	**44**	**1**	**2**	**47**
Net profit	**66**	**-**	**7**	**73**

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the three months ending 30 June 2005			
	NIS millions			
Net interest income:				
From external sources	390	-	18	408
Inter-segmental	(234)	-	(6)	(240)
Operating and other income:				
From external sources	8	1	-	9
Inter-segmental	-	-	-	-
Total income	164	1	12	177
Provisions for doubtful debts	3	-	3	6
Operating and other expenses:				
External	17	-	2	19
Inter-segmental	-	-	2	2
Operating profit before taxes	144	1	5	150
Provision for taxes	61	1	3	65
Net profit	83	-	2	85

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006			
	NIS millions			
Net interest income:				
From external sources	793	-	39	832
Inter-segmental	(494)	-	(15)	(509)
Operating and other income:				
From external sources	27	2	-	29
Inter-segmental	-	-	-	-
Total income	326	2	24	352
Provisions for doubtful debts	75	-	-	75
Operating and other expenses:				
External	44	-	3	47
Inter-segmental	-	-	5	5
Operating profit before taxes	207	2	16	225
Provision for taxes	84	1	5	90
Net profit	123	1	11	135
% Return on equity				12.3
Average balance of assets	23,674	-	996	24,670
Average balance of liabilities	2,752	-	313	3,065
Average balance of risk assets	29,720	-	1,136	30,856
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	208	-	208
Average balance of securities	-	10,647	6	10,653
Average balance of other assets under management	78	-	-	78
Balance of credit to the public as of 30 June 2006	23,008	-	846	23,854
Balance of deposits of the public as of 30 June 2006	2,242	-	284	2,526

	Banking and finance in Israel	Capital market	Overseas activities	Total
	For the six months ending 30 June 2005			
	NIS millions			
Net interest income:				
From external sources	696	-	33	729
Inter-segmental	(401)	-	(10)	(411)
Operating and other income:				
From external sources	18	2	1	21
Inter-segmental	-	-	-	-
Total income	313	2	24	339
Provisions for doubtful debts	105	-	3	108
Operating and other expenses:				
External	35	-	3	38
Inter-segmental	-	-	4	4
Operating profit before taxes	173	2	14	189
Provision for taxes	76	1	5	82
Net profit	97	1	9	107
% Return on equity				9.7
Average balance of assets	25,439	-	987	26,426
Average balance of liabilities	2,399	-	215	2,614
Average balance of risk assets	29,332	-	999	30,331
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	190	-	190
Average balance of securities	-	9,205	4	9,209
Average balance of other assets under management	20	-	-	20
Balance of credit to the public as of 31 December 2005	23,407	-	1,083	24,490
Balance of deposits of the public as of 31 December 2005	2,785	-	365	3,150

Main Changes in the Scope of Activity

Total credit to the public in the construction and real estate segment decreased by NIS 636 million, 2.6%, as compared with the end of 2005, and total deposits of the public decreased by NIS 624 million, 19.8%.

Main Changes in Net Profit

Net profit in the construction and real estate segment totaled NIS 135 million in the first half of 2006, compared with NIS 107 million in the corresponding period in 2005, an increase at the rate of 26.2%. The increase in profit mainly stems from a decline of NIS 33 million, 30.6%, in provisions for doubtful debts. Total income grew by NIS 13 million, which was offset by a corresponding increase in expenses.

Hostilities in the North

At this early stage, it is not possible to estimate the effect of the hostilities in the north due to uncertainty regarding various factors, such as the compensation arrangements of the government which have yet to be finally determined.

6. Private Banking

The following tables set out the profit and loss of private banking:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	**(195)**	-	-	**(35)**	**(230)**
Inter-segmental	**232**	-	-	**79**	**311**
Operating and other income:					
From external sources	**9**	-	**24**	**61**	**94**
Inter-segmental	-	-	**3**	**2**	**5**
Total income	**46**	-	**27**	**107**	**180**
Operating and other expenses:					
External	**52**	-	**18**	**71**	**141**
Inter-segmental	**(1)**	-	-	**18**	**17**
Operating profit (loss) before taxes	**(5)**	-	**9**	**18**	**22**
Provision for taxes	**(2)**	-	**2**	**6**	**6**
Operating profit (loss) after taxes	**(3)**	-	**7**	**12**	**16**
Minority interests in profits of consolidated companies	-	-	-	**(3)**	**(3)**
Net profit (loss)	**(3)**	-	**7**	**9**	**13**

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the three months ending 30 June 2005				
	NIS millions				
Net interest income:					
From external sources	(178)	-	-	(19)	(197)
Inter-segmental	210	-	-	59	269
Operating and other income:					
From external sources	8	-	23	53	84
Inter-segmental	1	-	4	1	6
Total income	41	-	27	94	162
Provisions for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	38	1	14	80	133
Inter-segmental	-	-	-	16	16
Operating profit (loss) before taxes	3	(1)	13	(3)	12
Provision for taxes	1	-	6	-	7
Operating profit (loss) after taxes	2	(1)	7	(3)	5
Minority interests in (profits) losses of consolidated companies	(2)	-	-	2	-
Net profit (loss)	-	(1)	7	(1)	5

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2006				
	NIS millions				
Net interest income:					
From external sources	(429)	-	-	(65)	(494)
Inter-segmental	512	-	-	155	667
Operating and other income:					
From external sources	20	-	48	120	188
Inter-segmental	1	-	8	4	13
Total income	104	-	56	214	374
Operating and other expenses:					
External	105	1	34	171	311
Inter-segmental	(1)	-	-	39	38
Operating profit (loss) before taxes	-	(1)	22	4	25
Provision for taxes	-	-	7	2	9
Operating profit (loss) after taxes	-	(1)	15	2	16
Minority interests in losses of consolidated companies	-	-	-	1	1
Net profit (loss)	-	(1)	15	3	17
% Return on equity					10.3
Average balance of assets	1,749	6	-	6,432	8,187
Average balance of liabilities	24,999	-	-	12,927	37,926
Average balance of risk assets	946	42	-	3,655	4,643
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,298	1,651	4,949
Average balance of securities	-	-	25,829	35,097	60,926
Average balance of other assets under management	451	-	-	-	451
Balance of credit to the public as of 30 June 2006	1,652	6	-	3,147	4,805
Balance of deposits of the public as of 30 June 2006	25,514	-	-	11,128	36,642

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	For the six months ending 30 June 2005 NIS millions				
Net interest income:					
From external sources	(308)	-	-	(24)	(332)
Inter-segmental	373	-	-	101	474
Operating and other income:					
From external sources	16	-	45	113	174
Inter-segmental	1	-	9	3	13
Total income	82	-	54	193	329
Provisions for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	76	1	29	158	264
Inter-segmental	-	-	-	31	31
Operating profit (loss) before taxes	6	(1)	25	3	33
Provision for taxes	2	-	11	1	14
Operating profit after taxes	4	(1)	14	2	19
Minority interests in profits of consolidated companies	-	-	-	(1)	(1)
Net profit (loss)	4	(1)	14	1	18
% Return on equity					11.9
Average balance of assets	1,588	5	-	5,959	7,552
Average balance of liabilities	22,115	-	-	11,413	33,528
Average balance of risk assets	837	38	-	3,329	4,204
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,633	-	2,633
Average balance of securities	-	-	20,880	33,453	54,333
Average balance of other assets under management	517	-	-	-	517
Balance of credit to the public as of 31 December 2005	1,667	6	-	3,005	4,678
Balance of deposits of the public as of 31 December 2005	23,746	-	-	11,262	35,008

Main Changes in the Scope of Activity

Total credit to the public in the private banking segment increased by NIS 127 million, 2.7% as compared with the end of 2005, and total deposits of the public rose by NIS 1,634 million, 4.7%.

Main Changes in Net Profit

The net profit in the private banking segment totaled NIS 17 million in the first half of 2006, compared with NIS 18 million in the corresponding period in 2005. Total income of the segment grew by NIS 45 million, 13.7%, but was offset by an increase in expenses. The decline in profit stems mainly from the negative contribution of some NIS 10 million of the Swiss subsidiary, compared with a negative contribution of NIS 1 million in the corresponding period of 2005. Net profit of the segment from activities in Israel decreased by NIS 7 million, and on neutralizing the special salary expenses, net profit grew by NIS 5 million, 29.4%.

7. Financial Management

The profit in the financial management segment totaled NIS 646 million in the first half of 2006, compared with a profit of NIS 386 million in the corresponding period of 2005. The increase in net profit stems mainly from extraordinary profit of NIS 718 million from the sale of companies included on the equity basis.

On the other hand, the following factors partially offset the above profit:

- An increase in special operating expenses, which were not attributed to the other operating segments, as detailed below: the adoption of the new mortality tables published by the Supervisor of Insurance, a provision in respect of gifts for religious festivals for alumni of the Bank (see Note 9 to the Financial Statements) and an increase in provisions for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which was greater than the increase in value of the severance pay fund.
  In total, these three items caused a reduction of some NIS 167 million in net profit.

- The decline in financing profit as a result of the decline in market value of debentures for trading and a decline in the profit from the sale of available for sale debentures caused a reduction of some NIS 69 million in the net profit.

- Negative exchange rate differentials in respect of the overseas investments, mainly in the USA, which led to a decrease in net profit of some NIS 55 million; the tax effect is explained on page 24.

- A decrease in the profits from the Group's companies included on the equity basis in the amount of NIS 159 million, as explained on pages 54 and 55.

Profit from extraordinary items –

On 15 March 2006 the Bank and Leumi Real Holdings sold 10.0% out of their holdings in the fully paid share capital of Migdal Insurance & Financial Holdings and in consequence thereof the rate of the Bank's holding in the share capital of Migdal Holdings declined to 9.98%. Net profit after tax from the said sale totaled NIS 237 million and was recorded as profit from extraordinary items.

On 27 March 2006 the Bank sold all its holdings in Africa Israel Investments. Net profit after tax from the said sale totaled NIS 480 million and was recorded as profit from extraordinary items.

See pages 55 and 56 below for further details in connection with the said sales.

8. **Others** – this segment also includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity mainly includes: part of the activities of the capital market companies that are not allocated to other segments and credit card activities.

In the first half of 2006 the loss of the "Others" segment amounted to NIS 44 million, as compared with a profit of NIS 141 million in the corresponding period in 2005.

The following table sets out details of the main changes in NIS millions:

	For the six months ending 30 June		
	2006	2005	Change in amount
Extraordinary profit	**4**	32	(28)
Operating activity at the Bank	**23**	21	2
Pia	**7**	1	6
Psagot Ofek	**26**	16	10
Leumi & Co.	**(4)**	18	(22)
Other companies in Israel	**6**	(3)	9
Overseas companies	**18**	16	2
Tax adjustments(1)	**(124)**	40	(164)
Total	**(44)**	141	(185)

(1) Tax differentials between tax calculations in the segments and the effective tax in the consolidated Report

9. Companies Included on the Equity Basis (Non-Banking) (presented in the Financial Management Segment)

This includes the operating results of the Group's non-banking investments, and is presented in the Financial Management segment.

The total investments of the Leumi Group in companies included on the equity basis was NIS 1,224 million as at 30 June 2006, compared with some NIS 2,064 million as at 31 December 2005.

The following table sets out the main changes:

	Balance Sheet Value (in NIS millions)			Market Value (in NIS millions)	
Name of Company	**30 June 2006**	31 December 2005	% change	**30 June 2006**	31 December 2005
The Israel Corporation Ltd.	**1,100**	1,066	3.2	**2,201**	2,363
Migdal Insurance and Financial Holdings Ltd. (1)	-	534	-	-	1,355
Africa Israel Investments Ltd. (2)	-	315	-	-	1,197
Af-Sar Ltd.	-	46	-	-	-
Keshet Broadcasting Ltd.	**13**	11	18.2	-	-
Others	**111**	92	20.7	-	-
Total	**1,224**	2,064	(40.7)	**2,201**	4,915

1. On 15 March 2006 the Bank sold 10% of the share capital of Migdal Insurance and Financial Holdings Ltd, and from 31 March 2006 the balance of the investment appears under "shares available for sale" in the securities item.

2. On 27 March 2006 the Bank sold its entire holdings in Africa Israel Investments.

The contribution to the profit of the Group of the companies included on the equity basis in the first half of 2006 amounted to NIS 98 million, compared with NIS 261 million in the corresponding period in 2005.

The decline in the contribution to profit derived principally from the cessation of the recording of the profits of Migdal Holdings and Africa Israel on the equity basis as of the second quarter of the year, and the decline in the profits of The Israel Corporation.

The following table sets out the companies' contribution to the Group's net profit (in NIS millions):

	For the six months ending 30 June		
	2006	2005	% change
The Israel Corporation Ltd.	**62**	161	(61.5)
Migdal Insurance and Financial Holdings Ltd.	**23**	52	-
Africa Israel Investments Ltd.	**12**	41	-
Af-Sar Ltd.	**-**	2	-
Keshet Broadcasting Ltd.	**1**	1	-
Others	**-**	4	-
	98	261	(62.5)

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in Section 24A to the Law that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-Banking Holding Corporation") - a corporation whose capital exceeds some NIS 1,767 million and which operates in more than three branches of the economy). The Bank has a holding in one conglomerate - The Israel Corporation Ltd. See below with regard to the Bank's holdings in Migdal Insurance and Financial Holdings Ltd. and with regard to the sale of Africa Israel Investments Ltd.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings")

According to the notification to the Bank at the end of June 2005 by Migdal Holdings, and following the examination conducted by the Bank pursuant thereto (based on data and information provided by the Migdal Group), the Bank notified the Bank of Israel during July 2005 that pursuant to the Bank of Israel's interpretation of Section 24A of the Banking Law (an interpretation with which the Bank disagrees), as of the end of March 2005, Migdal Holdings (the company in which the Bank has holdings), operates in more than three branches of the economy and as such is also defined as a "Non-banking Holding Corporation" ("conglomerate"). Therefore, the Bank requested a reasonable transition period for complying with the requirements of the Banking Law in this regard. The Bank further requested the Bank of Israel's assistance in amending the legislation approved following the Bachar Committee's recommendations so that their recommendations regarding the banks' holdings in insurance companies would also apply to the Bank's holdings in Migdal Holdings, and that the Bank would be able to continue to hold part of its holdings in Migdal Holdings.

Following the enactment of the legislation with regard to the reform of the capital market (see Note 8 to the Financial Statements) and without prejudice to the above, and in addition thereto, the Bank was required to sell part of its holdings in Migdal Holdings so that it would no longer hold more than 10% of any type of means of control in Migdal Holdings. The Bank has carried out the sale as detailed below.

Sale of Two Non-Banking Holding Corporations

The Bank of Israel advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as

follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006 an agreement was signed for the sale. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction is some NIS 480 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction is some NIS 237 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Holdings remains in the hands of the Bank.

Af-Sar Ltd.

An option agreement was signed between the Bank and Africa Israel Investments Ltd. on 31 August 2003, pursuant to which the Bank was granted a put option to sell all of its shares in Af-Sar Ltd. (20% of the shares of Af-Sar Ltd.) to Africa Israel at any time up to 8 March 2006.

On 8 March 2008 the Bank notified Africa Israel Properties Ltd. of the exercise of the put option under the option agreement. The transaction was completed on 9 April 2006 for a consideration of NIS 51.4 million. The net profit from the transaction is some NIS 2 million.

Activities in Products

A. Capital market operations - these operations include the distribution of mutual funds, provident funds and supplementary training funds and portfolio management. In addition, these activities include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations and of Psagot Ofek Investment House Ltd. which engages in portfolio management and brokerage activities.

A principal part of the capital market activities are in the process of being sold by the Bank in consequence of the reform in the capital market, in a number of transactions that are anticipated to be concluded during 2006. The majority of the assets managed by the said subsidiaries are not consolidated in the Group's Financial Statements.

The following tables set out details of the activities in the capital market as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 30 June 2006							
	In NIS millions							
Net interest income	(1)	-	-	-	-	-	3	2
Operating and other income	109	27	7	23	7	1	151	325
Total income	108	27	7	23	7	1	154	327
Operating and other expenses	90	18	4	6	4	-	88	210
Operating profit before taxes	18	9	3	17	3	1	66	117
Net profit	11	7	2	10	2	-	41	73

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 30 June 2005							
	In NIS millions							
Net interest income	-	-	(1)	-	-	-	7	6
Operating and other income	145	27	11	19	7	1	83	293
Total income	145	27	10	19	7	1	90	299
Operating and other expenses	93	14	7	6	4	-	73	197
Operating profit before taxes	52	13	3	13	3	1	17	102
Net profit	29	7	3	8	2	-	11	60

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the six months ending on 30 June 2006							
	In NIS millions							
Net interest income	-	-	-	-	-	-	9	9
Operating and other income	274	56	18	48	15	2	225	638
Total income	274	56	18	48	15	2	234	647
Operating and other expenses	187	34	11	14	8	-	161	415
Operating profit before taxes	87	22	7	34	7	2	73	232
Net profit	52	15	4	20	4	1	40	136

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the six months ending on 30 June 2005							
	In NIS millions							
Net interest income	-	-	-	-	-	-	13	13
Operating and other income	290	54	22	41	16	2	170	595
Total income	290	54	22	41	16	2	183	608
Operating and other expenses	190	29	13	15	7	-	136	390
Operating profit before taxes	100	25	9	26	9	2	47	218
Net profit	56	14	6	15	5	1	32	129

Net profit from the capital market operations amounted to NIS 136 million in the first half of 2006, compared with NIS 129 million in the corresponding period in 2005, an increase of 5.4%.

B. Credit Cards - Leumi Card

This activity mainly includes the issue of credit cards to private customers and providing acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first half of the year with a net profit of NIS 39 million, compared with NIS 26 million in the corresponding period in 2005, an increase of 46.6%.

In the first half of 2006, the volume of activity of Leumi Card credit card holders rose by 13% compared with the activity in the corresponding period of 2005, higher than the overall growth of the whole credit card market, which, according to publications of the Central Bureau of Statistics, stood at 8.8%; the number of cards grew by some 13%. In addition, the number of businesses acquiring through the company is some 40,000, and the volume of clearing increased by 14%. In the first half of 2006, Leumi Card issued some 500 thousand pre-paid gift-cards, the volume of the transactions being carried through them being of over NIS 150 million. Leumi Checks – a limited partnership - carries out the granting of undertakings that checks will be paid and the discounting of checks, and presently deals with some 5,000 businesses.

The following tables set out details of the credit card activities as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2006					
	In NIS millions					
Net interest income	**17**	**-**	**1**	**2**	**3**	**23**
Operating and other income	**135**	**-**	**11**	**2**	**6**	**154**
Total income	**152**	**-**	**12**	**4**	**9**	**177**
Provisions for doubtful debts	**1**	**-**	**-**	**-**	**-**	**1**
Operating and other expenses	**97**	**-**	**14**	**5**	**20**	**136**
Operating profit (loss) before taxes	**54**	**-**	**(2)**	**(1)**	**(11)**	**40**
Net profit (loss)	**35**	**-**	**(1)**	**-**	**(7)**	**27**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 June 2005					
	In NIS millions					
Net interest income	14	-	2	1	2	19
Operating and other income	117	-	11	3	4	135
Total income	131	-	13	4	6	154
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	80	1	13	6	12	112
Operating profit (loss) before taxes	50	(1)	-	(2)	(6)	41
Net profit (loss)	31	(1)	-	(2)	(3)	25

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2006					
	In NIS millions					
Net interest income	**32**	**-**	**5**	**3**	**5**	**45**
Operating and other income	**262**	**-**	**24**	**6**	**11**	**303**
Total income	**294**	**-**	**29**	**9**	**16**	**348**
Provisions for doubtful debts	**2**	**-**	**-**	**-**	**-**	**2**
Operating and other expenses	**191**	**1**	**26**	**9**	**34**	**261**
Operating profit (loss) before taxes	**101**	**(1)**	**3**	**-**	**(18)**	**85**
Net profit (loss)	**68**	**(1)**	**2**	**-**	**(12)**	**57**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the six months ending on 30 June 2005					
	In NIS millions					
Net interest income	27	-	6	2	3	38
Operating and other income	225	-	23	6	7	261
Total income	252	-	29	8	10	299
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	158	1	25	11	24	219
Operating profit (loss) before taxes	93	(1)	4	(3)	(14)	79
Net profit (loss)	57	(1)	2	(2)	(9)	47

Net profit from the credit card operations amounted to some NIS 57 million in the first half of 2006, compared with NIS 47 million in the corresponding period in 2005, an increase of 21.3%.

Interchange Fees

During the last few months, contacts have been held between Leumi Card Ltd., Israel Credit Cards Ltd. and Isracard Ltd. regarding the entering into of a local consensual arrangement relating to the arrangement of cross-acquiring of Visa and MasterCard credit cards between the three said credit card companies. A draft of the agreement was filed with the Director General of the Antitrust Authority for her approval, for the purpose of bringing the consensual arrangement to the Antitrust Tribunal, which would make the proceedings underway in the Tribunal in this regard unnecessary in as far as they relate to Visa cards.

The agreement of all the parties to the consensual arrangement to its filing with the Tribunal is not yet forthcoming, and therefore the Director General's representative notified the Tribunal on 16 July 2006 that the parties have yet to reach a consensual arrangement in this regard.

At the same time, the Accountant General of the Ministry of Finance has contacted the credit card companies, in order to gauge their position with regard to possible legislation that would regulate the opening of the credit card market for cross-acquiring of all the credit cards therein.

The period of the cross-acquiring arrangement between the Bank, Leumi Card Ltd., Israel Discount Bank Ltd., the First International Bank of Israel Ltd. and Israel Credit Cards Ltd. which was brought for the approval of the Antitrust Tribunal is due to end on 6 September 2006.

The company intends to request that the Antitrust Tribunal extend the period of the temporary permit regarding the restrictive arrangement.

On 2 August 2006, the representative of the Antitrust Director General notified the representative of the parties to the arrangement that in light of the expected end of the cross-acquiring arrangement, due to the fact that an acquiring arrangement between the Visa companies or between them and Isracard Ltd. had not been filed with the antitrust supervisory authority in place of the expiring agreement, in order to continue joint acquiring of Visa cards the parties must file an application for the approval of a restrictive arrangement with the Antitrust Tribunal, or file an exemption application with the Antitrust General Director, pursuant to section 14 of the Restrictive Trade Practices Law.

On 24 August 2006, the comments of the General Director on the arrangement proposed by the credit-card companies were received. If the text of the arrangement is agreed, it will be submitted to the Antitrust Tribunal in the near future.

Customer Clubs

In July 2006, an agreement was signed for the establishment of a new customer club for customers of the Supersol supermarket chain, on the basis of credit cards to be issued by Leumi Card. The

agreement is an operating agreement for the activities of the customer club for a period of 10 years. At the same time, a separate entity will be established for the purpose of operating the club (the "Club Company"), in which Supersol and Leumi Card will be partners. A founders' agreement is expected to be signed within 60 days, which will secure the rights of Leumi Card in the initiative.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the first half			For the first half		
	2006*	2005*	Change	**2006****	2005**	Change
	NIS millions		%	NIS millions		%
The Bank	**369**	453	(18.5)	**396**	406	(2.5)
Consolidated companies in Israel (1)	**194**	198	(2.0)	**194**	198	(2.0)
Overseas consolidated companies (2)	**104**	161	(35.4)	**77**	208	(63.0)
Non-banking companies (1)	**100**	260	(61.5)	**100**	260	(61.5)
Net operating profit	**767**	1,072	(28.5)	**767**	1,072	(28.5)
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**36.6**	28.2	29.6	**36.6**	28.2	29.6

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) Non-banking companies of Leumi & Co and Leumi Card were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contribution of the Profit Centers (after translation adjustments):

- The decline in net operating profit at the Bank principally derived from an increase in salary expenses as explained above on page 23 and from an increase in the rate of the provision for taxes, which were partially offset by a decrease in the provisions for doubtful debts and an increase in operating and other income. On neutralizing the effect of the special salary expenses, net operating profit grew by NIS 266 million, a rate of 56.4%.

- The decrease in the net operating profit of consolidated companies in Israel primarily derived from the decrease in the profit of Leumi Mortgage Bank by NIS 34.8 million and of Leumi & Co., by NIS 22.5 million. On the other hand, Leumi Card increased its contribution to profit by NIS 12.3 million.

- The decrease in the profit of overseas subsidiaries derived mainly from negative exchange rate differentials in respect of the investment, as compared with positive exchange rate differentials in the corresponding period in 2005.

- The decline in the contribution of companies included on the equity basis principally derived from a decrease in the profits of The Israel Corporation and also from the cessation of the recording of equity profits from Migdal Insurance and Financial Holdings and Africa Israel Investments, as of the second quarter of 2006.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 37 million, an increase of US$ 8 million. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 104 million, compared with NIS 161 million in the corresponding period in

2005. Excluding the effect of the translation adjustment in respect of the net cost of financing sources, the profit of the overseas subsidiaries amounted to NIS 77 million, as compared with NIS 208 million in the corresponding period in 2005, an decrease of NIS 131 million, mostly arising from negative exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	January to June	
	2006	2005
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**127**	120
Exchange rate differentials on the investment	**(50)**	88
Exchange rate differentials on the net cost of financing sources	**27**	(47)
Total contribution of the subsidiaries (after offset of net financing sources)	**104**	161

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 4,520 million on 30 June 2006, compared with NIS 4,178 million on 31 December 2005. The contribution to net profit was NIS 194.3 million in the first half of 2006, compared with NIS 199.2 million in the corresponding period in 2005, a decrease of 2.5%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit (1)		
	For the period ended June 30		For the period ended June 30		
	2006	2005	**2006**	2005	Change
	%		NIS millions		%
Leumi Mortgage Bank	**3.3**	7.8	**28.8**	63.6	(54.7)
Arab Israel Bank	**22.2**	25.7	**33.8**	37.3	(9.4)
Leumi Card	**-**	-	**38.7**	26.4	46.6
Leumi & Co. Investment House (2)	**-**	29.9	**(2.0)**	20.5	-
Psagot Ofek Investment House	**57.1**	41.1	**25.5**	14.5	75.9
Leumi Real Holdings	**12.5**	13.1	**17.5**	15.2	15.1
Leumi Leasing and Investments	**5.1**	3.5	**17.5**	11.7	49.6
Others	**8.3**	2.4	**34.5**	10.0	-
Total consolidated subsidiaries in Israel	9.5	10.6	194.3	199.2	(2.5)

(1) The profit (loss) shown is according to the Group's share in the results.
(2) Including the profit and/or loss of the companies included on the equity basis of Leumi & Co.

See Notes 3, 5 and 6 to the Financial Statements in connection with legal claims and other matters relating to consolidated companies.

Leumi Mortgage Bank Ltd.

Leumi Mortgage Bank's profit for the first half of the year amounted to NIS 29 million, compared with a profit of NIS 64 million in the corresponding period in 2005. In the second quarter the net profit amounted to NIS 43 million, compared with a profit of NIS 34 million in the corresponding period in 2005.

The decline in the profit in the first half of the year derives primarily from the increase of some NIS 70 million in provisions for doubtful debts, of which some NIS 64 million was the result of the implementation of the directives issued by the Supervisor of Banks as from 1 January 2006. See Note 2B to the Financial Statements for further details.

Due to the hostilities in the north, Leumi Mortgage Bank permitted hundreds of borrowers in the north to defer up to four monthly mortgage payments. The overall amount of the deferred payments that have been approved, and/or will be approved, is expected to amount to some NIS 10 million. The amounts that have been approved, as aforesaid, will be spread over current repayments, together with the balance of the loan. This approval will terminate at the end of August 2006

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,299 million on 30 June 2006, compared with NIS 4,220 million on 31 December 2005.

The contribution of the overseas consolidated subsidiaries to the net profit of the Group as reported in shekels, in the first half of 2006, after offsetting translation adjustments, amounted to a profit of NIS 103.6 million, compared with a profit of NIS 160.6 million in the corresponding period in 2005. Most of the decline arises from negative exchange rate differentials in respect of the investment, compared with positive exchange rate differentials in the corresponding period in 2005.

The following table sets out the contribution of the major overseas consolidated companies to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit(*)		
	For the period ended June 30		For the period ended June 30		
	2006	2005	**2006**	2005	Change
	%		NIS millions		%
Leumi USA (BLC)	**1.7**	11.2	**19.5**	118.9	(83.6)
Leumi UK	**12.4**	9.4	**54.9**	40.8	34.6
Leumi Switzerland	**-**	-	**(1.9)**	(13.1)	-
Leumi Luxembourg	**11.7**	0.7	**6.2**	0.4	-
Leumi Re	**55.5**	48.5	**24.3**	10.9	-
Others	**0.5**	3.3	**0.6**	2.7	(83.3)
Total foreign consolidated subsidiaries	**4.9**	8.2	**103.6**	160.6	(35.5)

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes in the amount of NIS 27 million (NIS (47) million in 2005). The sums offset were:

Leumi USA	- NIS 49 million in 2006, compared with NIS (74) million in 2005;
Leumi UK	- NIS (14) million in 2006, compared with NIS 7 million in 2005;
Leumi Switzerland	- NIS (11) million in 2006, compared with NIS 22 million in 2005.

The decrease in the contribution to profit derives mainly from the effect of the appreciation of the exchange rate of the shekel against the dollar, which was partially offset by the effect of the depreciation of the shekel against the euro, the pound sterling and the Swiss franc. The effect of the exchange rate differentials was to decrease pre-tax profit by NIS 50 million in the first half of 2006, compared with an increase of pre-tax profit by NIS 88 million in the corresponding period in 2005. Financing income that was earned by the Bank, and which offset part of these exchange rate differences, totaled some NIS 27 million in the first half of 2006, compared with expenses of NIS 47 million in the corresponding period in 2005.

The following table sets out details of the net profit of the overseas subsidiaries as reported by them:

	For the six months ended June 30		
	2006	2005	Change
	millions		%
Leumi USA (BLC) (US$)	**12.4**	13.5	(8.4)
Leumi (UK) (£)	**5.6**	5.5	1.2
Leumi Switzerland (CHF)	**5.6**	0.2	-
Leumi Luxembourg (euro)	**0.8**	0.4	84.0
Leumi Re (US$)	**5.8**	2.1	-

The nominal profit of the overseas consolidated subsidiaries as reported by them in the first half of 2006 totaled US$ 35.3 million, compared with US$ 26.3 million in the corresponding period in 2005, an increase of 34.1%.

Following is a summary of the assets and liabilities of the Bank's overseas subsidiaries (in US dollar millions* before offsetting mutual balances):

	30 June	31 December
	2006	2005
Credit to the public	**4,764**	4,429
Deposits with banks	**1,977**	1,954
Securities	**3,748**	4,162
Other assets	**396**	342
Total	**10,885**	10,887
Deposits of the public	**7,976**	7,707
Deposits from banks	**510**	419
Other liabilities	**1,346**	1,742
Shareholders' equity	**1,053**	1,019
Total	**10,885**	10,887
Total deposits on trust and managed securities	**9,171**	8,676

* The translation into US dollars is a translation of convenience of the data according to the representative exchange rate on 30 June 2006 and 31 December 2005.

Bank Leumi USA and the Bank's agency in New York

As the result of examinations conducted by the supervisory authorities in the USA, Bank Leumi USA and the Bank's agency in New York have agreed to take certain steps, primarily to improve and strengthen the controls and procedures for the prevention of money laundering.

Leumi France

Further to the information provided on page 148 of the Financial Statements for the year 2005.

In July 2006 the investigating judge decided that there is no basis for the claims against Leumi France and its senior employees in connection with involvement in the money laundering matter in which various bodies in France were involved, and the case against them was closed.

Eurom Bank S.A.

On 23 October 2005 the Bank and Kolal B.V. ("Kolal"), the controlling shareholder of Eurom Bank S.A., signed an agreement according to which the Bank would acquire control of Eurom Bank from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired from Kolal over 99% of the issued and paid up share capital of Eurom Bank, for a consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in an aggregate US$ 12 million were offset from this amount.

The following are principal data of Eurom Bank as at 30 June 2006:

total assets – US$ 160 million.
total credit to the public – US$ 72 million.
total deposits of the public - US$ 136 million.
shareholders' equity – US$ 20 million.

Eurom Bank has 32 branches throughout Romania and employs some 500 employees. Leumi considers this acquisition to be a business opportunity for developing commercial activities in Romania and for expanding activities to Eastern Europe. The Bank intends to increase the shareholders' equity of Eurom Bank by a further US$ 20 million.

Eurom Bank will change its name to Bank Leumi Romania.

Capital Market and Financial Services Activities of the Bank and the Group

The activities of the Group include a variety of capital market services for all customer sectors, including institutional entities, businesses and households, including: counseling on securities and financial assets, the provision of securities brokerage services to customers, the provision of securities custodian services, management and underwriting of securities issues, activities in the fields of options, futures contracts and structured products, services for portfolio managers who manage their customers' portfolios at the Bank, the provision of services connected with the lending and borrowing of securities and more.

The Group also provides varied financial services through subsidiaries that specialize in additional fields, such as credit card issuing and operation and trust services.

In the first half of 2006, subsidiary companies of the Bank engaged in additional activities: management of provident funds, supplementary training funds and mutual funds and the management of discretionary securities portfolios. These activities were sold by the Bank, as the result of the reform of the capital market, in a number of transactions that are expected to be completed during the course of 2006. Most of the assets managed by these subsidiary companies are not consolidated in the Financial Statements of the Group.

The following table sets out details of income from management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	First Half		Year
	2006	2005	2005
Mutual funds	**234**	201	427
Provident funds	**110**	100	201
Supplementary training funds	**14**	15	32
Total	**358**	316	660

Following the reform, the Group's activities in the capital market will focus mainly on the provision of investment counseling, the field of pension counseling when the Bank receives a license to engage in this activity, the provision of various services in connection with customers' activities in securities and the provision of operating services to entities operating in the capital market.

Also, the Bank is expected to begin to act as a chief market-maker in Israeli government debentures, having been appointed by the Ministry of Finance to be one of the chief market-makers. Market-making trading is expected to begin on 4 September 2006. Furthermore, as from 24 April 2006, the Bank has been acting as a market maker for futures contracts on Shahar government debentures, it having been appointed by the Tel Aviv Stock Exchange as a market maker for the said contracts.

For further details in respect of the effect of the reform of the capital market and the sale of the holdings in mutual funds and provident funds, see Note 8 to the Financial Statements.

Mutual Funds

The value of the assets of the mutual funds managed by the Group in Israel on 30 June 2006 was NIS 30.5 billion, as compared with NIS 33.8 billion at the end of 2005. The value of the assets of the mutual funds managed by the Group at the end of June 2006 constituted 26.69% of all mutual funds in the sector.

In connection with the notice from the Tel Aviv District of the State Attorney's Office that was received by the Bank and by subsidiary companies, and similar notices that were received by a number of employees of the Bank and of the subsidiary companies, in the matter of alleged offences pursuant to section 82 of the Joint Investment Trust Law, see below on page 74.

The Group operates two mutual fund management companies in Israel:

Leumi-Pia - on 30 June 2006 Leumi-Pia managed 52 mutual funds with assets totaling some NIS 13.1 billion, compared with NIS 15.1 billion at the end of 2005. Its share of total assets of the mutual funds sector at the end of June 2006 was 11.53%.

Following the reform of the capital market, the Bank decided on 15 September 2005 to sell its holdings in Leumi-Pia, at a price of some NIS 535 million, to Harel Insurance Investments Ltd. The sale is subject to the signing of an agreement by the parties and the receipt of regulatory approvals. As part of the negotiations for the signing of an agreement between the parties, an understanding exists between the parties whereby the assets and activities of the company will be sold at prices that reflect the structure of the planned transaction.

Psagot - on 30 June 2006 Psagot managed 59 mutual funds with assets totaling some NIS 17.4 billion, compared with NIS 18.7 billion at the end of 2005. The company's share of total assets of the sector at the end of June 2006 was 15.17%.

On 28 November 2005 the Bank, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds – Leumi Ltd. (the "Psagot Ofek Group"), decided to enter into a binding agreement of principles for the sale of goodwill, activities, assets and liabilities relating to all the assets of the Psagot Ofek Group, with York Capital Management ("York"), on behalf of entities managed by it, at a price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control in the company that will manage the portfolio management activities. On 23 June 2006 the signing of a detailed agreement between the parties was completed, that is based on the binding agreement of principles and includes a mechanism for adjustment of the consideration, in accordance with the volume of assets to be managed by the Psagot Ofek Group's mutual funds close to the date of the completion of the transaction, and in accordance with the Psagot Ofek Group's financial statements as at the date of the completion of the transaction. According to the mechanism for adjustment of the price pursuant to the volume of assets, as at 24 August 2006 the consideration will be reduced by some NIS 50 million. The agreement also contains various detailed terms with regard to the transaction and its execution, as well as the relations between the Bank, the Psagot Ofek Group and York following the completion of the transaction. In addition, the Bank waived the said option. The completion of the transaction is conditional upon the fulfillment of conditions precedent and the receipt of regulatory approvals, including the receipt of approvals from the Israel Securities Authority. On 2 July 2006 the signing of an additional agreement was completed, pursuant to which the date for the fulfillment of the pre-conditions for the completion of the purchase was extended until 28 September 2006. Following the said extension, it was agreed that amounts accrued in the Psagot Ofek Group amounting to NIS 20 million would be transferred to York, with the activities and assets purchased at the time of the completion of the transaction. York deposited an advance in the sum of NIS 200 million on account of the consideration.

Provident Funds

The provident funds managed by the Leumi Group include provident funds for the self-employed, provident funds for salaried employees, central funds for severance pay and a fund for the payment of sick pay.
The value of the assets of the provident funds managed by the Leumi Group (excluding Ofek Gemel) on 30 June 2006 was some NIS 34.6 billion, compared with some NIS 35.2 billion at the end of 2005.

The Group, through Leumi Gemel Ltd, provides operating and other services to corporate and private funds outside of the Group. The total value of the assets of these funds amounted to NIS 3.9 billion as at 30 June 2006, compared with NIS 2.6 billion at the end of 2005.

Following the legislation on the reform of the capital market, on 26 November 2005, the Bank decided to enter into agreements together with Leumi Gemel Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of these provident funds, was sold to Harel Insurance Investments Ltd., at a price of NIS 675 million. The other provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi, were sold to Prizma Investment House Ltd. (formerly A. Solomon Investments Ltd.), or a company under its control, at a price of NIS 473 million. As mentioned above, the Leumi Group will continue to provide operating services in relation to the provident funds that were sold, subject to the signing of operating agreements. The transactions are subject to regulatory approvals.

Employees' Supplementary Training Funds

Kahal Employees Supplementary Training Fund Ltd. ("Kahal") (which is under the joint management of the Bank and Israel Discount Bank Ltd.) – the value of the assets managed by Kahal and Kahal Paths Supplementary Training Fund (managed by Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), a joint subsidiary of the Bank and Israel Discount Bank Ltd.) reached some NIS 10.2 billion on 30 June 2006, compared with some NIS 10.6 billion as at the end of 2005.

Following the reform of the capital market, on 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.

Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,224 million on 30 June 2006, compared with NIS 2,064 million on 31 December 2005.

In the first quarter of 2006 the Bank sold all of its holdings in Africa Israel Investments and 10.0% out of its holdings in Migdal Insurance and Financial Holdings Ltd. As a result, from 31 March 2006 the balance of the holding in Migdal was classified as an investment in securities, in the available for sale portfolio.

In the first half of 2006, the contribution of companies included on the equity basis to net profit amounted to a profit of some NIS 98 million, compared with a profit of some NIS 261 million in the corresponding period in 2005. In the second quarter of the year the contribution to net profit amounted to a profit of some NIS 20 million, compared with some NIS 120 million in the corresponding period in 2005.

Details of the Group's investment in the major company included on the equity basis follow:

The Israel Corporation Ltd.

The Israel Corporation Ltd is a holding company whose principal holdings are in the areas of chemicals (holding 53% of the shares of Israel Chemicals Ltd.), shipping (holding some 97.5% of Zim Integrated Shipping Services Ltd.) and additional interests.

The net profit in the first half of 2006 totaled some NIS 408 million, compared with a profit of some NIS 806 million in the corresponding period in 2005.

The consolidated assets of the Israel Corporation totaled some NIS 25.1 billion as at 30 June 2006, compared with NIS 25.8 billion at the end of 2005.

Shareholders' equity totaled some NIS 5,466 million as at 30 June 2006, compared with some NIS 5,398 million at the end of 2005.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank may be adversely affected by market risks arising from volatility in interest rates, exchange rates, the CPI, security prices in Israel and abroad and other economic indices, that affect the value of the Bank's assets or liabilities.

Ongoing market risk management is intended to assist in achieving business goals by estimating the damage that can result from exposure to the said risks, together with the anticipated profit from managing the risks. The management is based on forecasts and ongoing evaluations of developments in the capital and financial markets. The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with the Bank.

All the subsidiaries have adopted an independent policy for market risk management and frameworks for market risk exposures in a uniform format as set by the Bank, in addition to their own internal frameworks. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The basis exposure risk is expressed as the loss that may occur in consequence of changes in the CPI and exchange rates, in consequence of the differentials between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors

The exposure to the basis risks is defined as a percentage of the Bank's exposed capital. With the transition to nominal accounting, capital was defined as an unlinked shekel source.

The exposed capital includes shareholders' funds and certain reserves, less investments in subsidiaries and affiliates and fixed assets, with the addition of investments in overseas subsidiaries that are financed from deposits in foreign currency.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentage of the exposed capital:

	30 June 2006	30 June 2005*	31 December 2005*	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(41.7%)**	(31.3%)	(14.2%)	50% -(100%)
CPI-linked	**37.8%**	33.7%	14.8%	100% -(50%)
Foreign currency	**3.9%**	(2.4%)	(0.6%)	25% -(10%)

* Reclassified

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first half of 2006, an average of some 23% of the exposed capital was invested in the CPI-linked sector, the balance being invested in the unlinked shekel sector. No significant amount of capital was routed to the foreign currency (and foreign currency-linked) sector.

In the first half the capital invested in the CPI-linked sector fluctuated between 11.7% and 37.8%. During the first half of 2006 the Group complied with all the basis exposure limits approved by the Board of Directors.

Interest Exposure

The exposure to changes in interest arises from the lack of matching between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, gap reports are examined, on the gap between the assets and liabilities in future periods, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector measurement of the exposure to changes in interest is carried out, relating to the potential erosion of the economic capital and the annual accounting profit in consequence of a parallel shift of the yield curve in each of the sectors by 1%.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

	Potential Erosion of Economic Value			**Potential Erosion of Annual Profit***		
Effect of a change of 1% in the yield curve	**30 June 2006**	30 June 2005	31 December 2005	**30 June 2006**	30 June 2005	31 December 2005
Actual	**636**	518	420	**184**	107	156

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at the Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

In the first six months of 2006 the Group adopted a policy of increasing the life spans of the assets, and therefore the potential erosion increased from NIS 420 million to NIS 636 million. In this

period, the potential erosion in the economic value and annual profit fluctuated between NIS 480 million and NIS 653 million, and between NIS 126 million and NIS 203 million respectively.

During the first half of 2006 the Bank complied with all the interest exposure limits that had been set by the Board of Directors.

Value at Risk (VAR)

VAR is an estimate of the maximum potential loss arising from the given composition of a portfolio (the forecast decrease in present value of assets less liabilities) over a given time horizon (holding period) and at a given confidence level, due to possible changes in the market values. The VAR is calculated once a month at the Group level, and more frequently at the Bank level and for the trading portfolios.
The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the fair value of the Bank with the VAR change estimated by the model. The tests performed thus far confirm the validity of the model.

The Bank also periodically calculates the VAR using historical simulation, and examines any difference between the two calculation methods. VAR using the historical simulation method enables risk measurement without reliance on a specific underlying distribution structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and Monte Carlo simulation method (this method is used to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out estimates of VAR amounts at the Group level:

	30 June 2006	30 June 2005	31 December 2005
	NIS millions		
Total VAR	**287**	103	148
VAR of MTM re-valued portfolios	**47**	29	37

The Board of Directors' VAR limits are NIS 500 million at Group level and a limit of NIS 300 million for the VAR of Mark to Market re-valued portfolios.

During the first half of 2006, there was a significant increase in the VAR, arising mostly from changes in the make up of the Bank's investments and changes in classification. The changes in yields and correlations between the principal variables (interest rates, exchange rate differentials and inflation) did not have a major effect.

During this period, the VAR fluctuated between NIS 148 million and NIS 287 million.

The Group complied with the limits during the first half of 2006.

Liquidity Risk

Liquidity is determined as the ability of the corporation to finance increases in assets and comply with its liability payments. The ability to comply with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a significant loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, including the appointment of a management team, responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the production of sources as speedily as possible in time of crisis.

As well as the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved the policy for managing liquidity risks and determined limits, with effect from the beginning of 2005, as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month.

The Bank complied with the limits during the first half of 2006.

For further details regarding management of market risks, see pages 158-168 of the Annual Report for 2005.

Credit Risk

In order to improve credit risk management and to make adjustments to regulatory requirements, an independent credit risk management unit was established.

The unit will conduct an independent examination of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels has been determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 172-176 of the Annual Report for 2005.

See pages 168-171 of the Annual Report for 2005 with regard to **operating risks and legal risks.**

Linkage Status and Liquidity Status

Linkage Status

During the first half of the year, the exposure in the CPI-linked sector increased from a level of some NIS 1.3 billion to a level of some NIS 3.8 billion, against the background of the expectations of an increase in the inflation rate. The increase in the investment in the CPI-linked sector was principally made by way of purchasing CPI-linked debentures.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 30 June 2006			As at 31 December 2005		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets (1)	**92,674**	**57,358**	**124,753**	95,849	55,234	127,349
Total liabilities (1)	**85,864**	**53,520**	**124,687**	87,460	53,972	127,070
Total exposure in sector	**6,810**	**3,838**	**66**	8,389	1,262	279

(1) including forward transactions and options
(2) including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The System -

In the first half of 2006, the net volume of *Makam* issues by the Bank of Israel increased by NIS 6.2 billion, together with a reduction of NIS 3.6 billion in the volume of the monetary tenders for deposits with the Bank of Israel.

The average volume of the tenders during the first half of the year stood at some NIS 4.0 billion.

At the same time, the Bank of Israel recommenced during the period the tenders for monetary loans as an additional instrument for managing monetary policy. The average volume of the tenders during the first half of the year stood at some NIS 1.8 billion.

The balance of the banking system's *Makam* holdings was some NIS 13 billion at the end of June 2006, a decline of some NIS 1.0 billion as compared with December 2005.

From March 2006, the Bank of Israel has increased the volume of the "repo" tender to an amount of NIS 500 million par value, while reducing the holding term to one week and increasing the frequency of holding the tenders from every two weeks to every week.

On 16 August 2005, the Bank of Israel gave notice of changes to the monetary instruments for the operation of the current interest rate policy, the principal changes being:

Commencing 1 September 2005, the Bank of Israel has been providing a "monetary loan window" for the banks, without a ceiling, against the provision of security, at a rate of interest of 1% above the Bank of Israel's interest rate, such being the rate it announces each month.

Along with monetary loans, the Bank of Israel operates a new monetary instrument – the "surplus liquidity deposit window" at the Bank of Israel, without tender and at an interest rate of 1% below the Bank of Israel's interest rate. At the same time, the payment of interest on liquidity surpluses ceased.

During the first half of 2006 the utilization of these tools by the banking system continued to be at a low frequency and in negligible amounts.

On 4 July 2006 the Bank of Israel announced a reduction of the interest rate of liquidity deficits at the Bank of Israel to the Bank of Israel's interest rate plus 4%, compared with an interest rate of 48% up to the date of the change.

During the first half of the year, the public increased its financial assets at a moderate rate. The development of bank credit also indicates a low level of expansion, despite the rapid growth in the economy, this being against the background of continuous growth in non-banking credit.

The Bank -

As mentioned with regard to the system, there was also a decline at Leumi in the volume of deposits made at the Bank of Israel, together with the utilization of the monetary loan tenders operated by the Bank of Israel during the first half of 2006.

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 31.6 billion, which is mainly invested in Israeli government debentures or in foreign securities with an average rating of A+.

The ratio of the Bank's liquid assets – cash, bank deposits and securities (excluding shares) was 36.0% of the Bank's total assets as at 30 June 2006, as compared with some 36.2% as at 31 December 2005. The ratio of such liquid assets in relation to total liabilities stood at 39.0%, similar to 31 December 2005.

Leumi monitors its liquidity status and indices that are intended to warn of changes in the liquidity position, *inter alia*, using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated on an ongoing basis according to developments in the major relevant parameters.

Funding (in the Bank) -

In the first half of 2006 the transition of monies from shekel deposits to the capital market continued.

The volume of the securities portfolio of the Bank's customers increased by some NIS 12.4 billion during the period under review.

No significant accrual was recorded in the provident funds and supplementary training funds.

The volume of credit to the public remained virtually unchanged during the first half of 2006 (a decline of some NIS 0.4 billion). There was an increase in unlinked credit totaling some NIS 2.6 billion, 4.5%, and there was a decline in foreign currency credit amounting to some NIS 2.9 billion, some 7.3%. There was no significant change in the balance of CPI-linked credit.

The balance of deposits of the public at the Bank declined during the first half of the year by some NIS 1.1 billion. The major decline was in shekel deposits, which was partially offset by an increase in foreign currency deposits.

Total deposits of the public in the **unlinked sector** at the Bank declined by NIS 2.5 billion, a rate of 3.1%, and at the end of June 2006 reached NIS 78.9 billion. The major part of the decrease was in the deposits exceeding NIS 10 million.

The balance of deposits of the public **in foreign currency and linked to foreign currency** increased by some NIS 1.8 billion, an increase of 2.4%. The increase in the balance was notwithstanding the appreciation in the shekel and against the background of the increase in

overseas interest rates. On deducting the effect of the inter-currency exchange rates, the balance increased by some NIS 3.1 billion.

The balance of the deposits of the public **in the CPI-linked sector** declined by some NIS 0.4 billion, a decrease of some 1.5%.

Legal Proceedings

A. In the Annual Report for 2005 details were given in the Directors' Report of legal proceedings, civil and other, to which the Bank and consolidated subsidiaries are a party.

At the date of the publication of this Report, no material changes had occurred in the said proceedings, except as set forth below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the Bank's shareholders' equity as of 30 June 2006, some NIS 173 million, except the proceedings detailed in Notes 3 to 6 to the Financial Statements.

For details regarding an application for the approval of a class action filed in April 2006, see Note 4B to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions were recorded in the Financial Statements to cover possible damages in respect of all of the claims.

See Note 3 to the Financial Statements for further details.

B. Further to the report in paragraphs 2.1 and 2.2 on page 185 of the Annual Report for 2005, set forth below are further details:

1. The disciplinary tribunal established under the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 (the "Advice Law") decided to adopt the arrangement reached between the State Attorney on the one side and the investment counselors' representatives on the other side, and decided to impose disciplinary sanctions by way of warning and reprimand on a number of investment counselors at the Bank, such being in respect of breach of the provisions of section 16(a) of the Advice Law.

2. In addition, the Bank and its subsidiary companies, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds-Leumi Ltd. and Leumi-Pia Trust Management Co. Ltd., received notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) according to which the Bank and the said subsidiaries had been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law (sections 82 and 124(15) (in the form prevailing at the relevant time) and 124(18)).

   Similar notice was given to senior employees of the Bank and the said subsidiaries.

   During July and August 2006 hearings were held for the Bank, the subsidiaries and their officers. The decision of the State Attorney's Office has not yet been made.

3. The proceedings detailed in paragraph 2.4 at page 185 of the 2005 Annual Report and Note 18 O(7) of the said Annual Report were discontinued.

Description of the Taxation Position

On 27 June 2006 the Value Added Tax (Tax Rate on Non-Profit Organisations and Financial Institutions) Order, 2006 (the "Amendment") was published. In consequence of the Amendment, the salary tax and profit tax rates that apply to financial institutions were reduced from 17% to 15.5%, with effect from 1 July 2006.

On 25 July 2005, the Knesset passed the Income Tax (Amendment No. 147 and Temporary Provision) Ordinance, 2005 (the "Amendment"). The Amendment provided for a gradual reduction of the tax rate for companies from 34% in 2005 to 25% in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it is 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

By virtue of the Bank being a "financial institution" for the purposes of the Value Added Tax Law, the reduction of company tax and reduction of the profit tax rate will result in a decrease of the overall tax rate that will apply to the Bank , so that for 2005 the overall tax rate that applied to a "financial institution" was 43.59%, the tax rate for 2006 is 40.65%, for 2007 - 38.53%, for 2008 - 36.80%, for 2009 - 35.93% and from 2010 and thereafter the tax rate will be 35.06%.

For the effects of the said changes, see page 24 of the Report above.

D. Additional Matters

Organizational Structure

The Leumi Group's organizational structure, according to business lines and head-office services, as described below, combines the activity of companies in the fields of banking, finance, the capital market and financial services.

In March and July, 2006, Leumi announced changes in its Management. In parallel, Leumi announced changes in its organizational structure for the purpose of supporting the achievement of the Group's strategic aims, against the background of the changes occurring in the banking environment and the capital and financial markets and in Leumi's fields of business.

Details of the changes follow:

Dr. Ehud Shapira, Senior Deputy Chief Executive Officer of Leumi and Acting CEO in the absence of the President and CEO, Head of Corporate and International Banking and Manager of Credit Risks, retired from his positions in the Group on 30 June 2006, after 35 years with the Bank. Following his retirement:

Rakefet Russak-Aminoach, Head of Corporate Division, was appointed Manager of Credit Risks and made responsible for the Construction and Real Estate Division.

The responsibility for the Special Credits Department was transferred to **Michael Bar-Haim**, Head of the Commercial Banking Division.

The responsibility for the Group's banking activities abroad was transferred to **Zvi Itskovitch**, as Head of the International and Private Banking Division. Under this change, the Division, which was responsible for the subsidiaries in Switzerland and Luxembourg and all the Group's representative offices world-wide, has in addition been made responsible for the Bank's other overseas subsidiaries, in the USA, the United Kingdom, Uruguay and Jersey, and the branches in Georgetown and Panama.

Dov Gilboa, Head of the Investments Division, Member of the Bank's Management, retires from his positions on 31 August 2006, after 31 years with the Bank.

Dr. Ehud Shapira and Dov Gilboa will act as advisers to the Group's Management after their retirement, each in his particular field of expertise.

Zeev Nahari was appointed Senior Deputy Chief Executive Officer and Acting CEO in the absence of the President and CEO. His responsibilities have been expanded to include responsibility for the Finance and Economics Division, Accounting and the Capital Markets Division.

Professor Daniel Tsiddon, Head of Group Strategy, has been made a Member of the Bank's Management with effect from 1 August 2006, and Head of the Capital Markets Division with effect from 10 August 2006. The Capital Markets Division is a new Division, responsible for the activity of the Bank's dealing rooms and capital market services, the management of the nostro and relations with overseas financial institutions.

Menachem Schwartz, the Bank's Chief Accounting Officer, has been appointed Head of Accounting and a Member of the Management of the Bank with effect from 1 August 2006.

Leumi's investment counseling will be in an independent unit. The unit, headed by **Shmuel Zlotnik**, will report to David Bar Lev, a Member of the Bank's Management, who serves as Head of Human Resources.

Leumi is organized in four business lines that focus on different market sectors, and each business line specializes in the provision of service to a group of customers. This form of organization enables the customers to enjoy a high standard of professional service, diverse distribution channels, products that are adapted to their requirements and fast and flexible decision-making processes.

Following is a description of the responsibility for Leumi's four business lines:

1. **Corporate Division** - responsible for formulating the Group's credit policy, and managing and dealing with the Group's overall credit risks, credit procedures and collateral policy. It is also responsible for designing special transactions, such as project financing in Israel and abroad, financing controlling interest transactions, examining investment plans, and international trade and financing. The Corporate Division manages the activity of Israel's large business customers on the basis of sectoral expertise and synergy between the sectors. This line of business also includes the Construction and Real Estate Division that is responsible for the activity of Israel's large building and contracting companies, with specific expertise and skill in the sphere.

2. **Commercial Banking Division** - manages the activity with regard to middle-market companies, through 25 commercial branches organized on a geographic basis in four commercial districts, as well as the principal branch in Tel Aviv. The Division's organizational structure is unique in the Israeli banking system, and provides a "one stop shop" for its comprehensive and extensive services.

3. **Banking Division** - manages the activity of the private customers and small business customers, who receive the full range of services by means of 176 branches organized in eight districts on a geographic basis and by means of a variety of technological/direct distribution channels, including LeumiCall, which provides services through the telephone and internet. The Division is also responsible for the e-business section and the e-venture technological initiatives. The services and products are adapted to all the customer sectors differentially according to the nature of their banking activity, their

characteristics and their needs. The customers of the Division are segmented into the following sectors: the retail sector, "gold" banking and the business banking sector. The Division coordinates the retail operations in the Group, including The Arab Israel Bank, Leumi Mortgage Bank and Leumicard.

4. **International and Private Banking Division** - is responsible for the banking activity of the Group overseas, and for managing private banking in Israel and worldwide. The activities of all the Bank's units abroad are concentrated in this Division. In addition, the Division includes the private banking centers in Israel for residents and non-residents and the Bank Leumi le-Israel Trust Company Ltd. The Division's activities also include supervision and co-ordination between the Bank in Israel and the overseas units, and the provision of services, at international standards, to wealthy customers.

As well as the division between the business lines, the Leumi Group has head office units which provide services to the business lines.

Capital Markets Division is responsible for managing the Bank's assets in Israeli currency and foreign exchange; the activity of all the Bank's dealing rooms (Israeli currency, foreign exchange and Israeli and foreign securities); developing innovative financial products and investment products; management of the assets and liabilities of the Bank and management of financial risks; formulation of the Bank's policy on prices, commissions and financial margins, relations with financial institutions abroad; and co-ordination of the Bank's capital market services.

Finance and Economics Division is responsible for the tax planning of the Bank and the Group; preparation of the expense budget and supervision of its implementation; coordination of the business plan of the Bank, managing profit centers and financial measurement, monitoring economic developments and preparation of reviews of branches of the economy and economic forecasts.

Accounting is responsible for the management, development and determination of the Bank's accounting guidelines, preparation of the financial statements of the Bank and the Group and preparation of reports to the Bank of Israel.

Human Resources is responsible for the formulation and implementation of the Bank's human resources policy and, within this overall context, for selection and placement of employees, remuneration of employees, salaries, labor relations, development and advancement of employees, banking training - managerial and general, assimilation of the "Leumi Way" code of ethics, internal communications, internal information, social responsibility, care of the individual, organizational counseling and development and employee welfare.

Operations, Information Systems and Administration is responsible for the computerized, operational and logistical deployment of the Bank and the Group. It enables Leumi's strategy to be carried out and supports the effort to be the leading bank in business and technology. In this connection, it co-ordinates the formulation and determination of the strategy, policy and activity regarding computers, systems, operations, technology, organization and methods, information security, overseas units' operations, real-estate, procurement and security.

Investment Counseling is responsible for the Bank's policy regarding counseling on investment in securities and financial instruments, development of systems in the investments field and research on capital and financial market subjects.

Group Strategy is responsible for the strategic planning of the Group and for mergers and acquisitions abroad.

External Relations and Public Affairs is responsible for Bank and Group advertising, for the spokesperson's office and public relations, charitable donations, sponsorships, community relations, and the subject of regulation.

Internal Audit Division is responsible for the internal auditing of the Leumi Group. The audit is carried out in accordance with the Audit Law, Bank of Israel directives and generally accepted professional standards. The audit deals, in an independent, impartial manner, with the examination and evaluation of the Group's internal control systems, including: examination of the work and control systems, preservation of the Bank's assets, reduction of exposures, maintenance of the rules of ethics and proper management, the carrying-out of the instructions of the Board of Directors and the Management of the Bank and the Bank's guidelines, and examination of operational efficiency. The Chief Internal Auditor reports to the Chairman of the Board of Directors.

Legal Division is responsible for overall legal counsel to the Bank and its subsidiaries in Israel. Its Head, the Chief Legal Adviser, is responsible for the Group's Chief Compliance Officer, who deals with implementing the Bank's compliance plan in respect of consumer directives, the Prohibition on Money Laundering Law and the Prevention of Terror Law. The Chief Legal Adviser is also responsible for the Customer Relations Department.

Risk Management Control Department, is responsible for mapping, identifying and measuring all the risks in the Group and creating an infrastructure for examining the risks inherent in new activities. The department carries out risk control at the Group level in Israel and abroad, and develops methods for measuring and controlling risks, including calculating economic capital. Furthermore, the department controls and coordinates the risk management policy documents and carries out the loan review process. The preparations for adopting the rules of the Basel Accord in the Group, in accordance with the relevant Bank of Israel directives, are an important part of the department's activity.

Leumi – Organizational Structure


Board of Directors
E. Raff, Chairman
President & Chief Executive Officer
G. Maor*
Senior Deputy Chief Executive Officer
Finance, Accounting & Capital Mkts
Z. Nahari, C.P.A. (Isr.)*
Commercial Banking Division
M. Bar-Haim*
Corporate Division
R. Russak-Aminoach*
Banking Division
Y. Fogel*
International & Private Banking Division
Z. Itskovitch*
Accounting
M. Schwartz, C.P.A. (Isr.)*
Finance & Economics Division
Z. Nahari, C.P.A. (Isr.)*
Capital Markets Division
Prof. D. Tsiddon*
Legal Division
N. Bitterman, Adv.*
Human Resources
D. Bar Lev*
Operations, Information Systems & Admin.
I. Malach*
Internal Audit Division
J. Hurwitz
Special Credits Dept.
M. Ingbir
Construction & Real Estate
U. Levi
External Relations & Public Affairs
G. Schurr
Group Strategy
Prof. D. Tsiddon*
Compliance Dept.
M. Karni
Investment Counseling
S. Zlotnik
Group Secretary
J. Janes, Adv.
Risk Management Control Dept.
Dr. R. Arad
*Member of Management

Leumi for the Community

The Group's Activity for the Community in Consequence of the Hostilities in the North

During the period of hostilities in the north of the country, Leumi as a leading business entity in the economy, joined in the community efforts.

In such context, Leumi distributed thousands of kits of games and books to the children on the front line in the north, assisted in distributing food to bomb shelters in the north, donated tens of thousands of shekels to the hospitals in Nahariya, Safed and Tiberias, provided assistance in funding transport to summer day camps for children of the town of Sderot, donated computers to families in Sderot whose homes had been damaged, was attentive to the requirements of the public and lent a supportive and encouraging hand to the residents of the front line, as is expected of a strong business group like the Leumi Group.

Social Involvement

Leumi, which was founded as part of the Zionist vision, has since its establishment acted to develop the economy, the society and the communities in which it operates.
Leumi continues to expand its involvement in the community and society and supports the achievement of important objectives in various social spheres, primarily education, and also culture, health, welfare, the community and more.

The Group's involvement in the community is undertaken in a number of ways:

- donations through organizations (institutions and non-profit societies) that operate to promote social projects that concentrate on the education and welfare of children and young people;
- involvement by means of providing sponsorships for educational and cultural activities;
- individual care for sections of the population suffering serious hardship;
- the involvement of employees and managers of the Bank in social projects.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

Kamcha Da'Pascha **(Food for Passover)** - On the occasion of Passover, Leumi distributed 1,260 food parcels to needy families, as part of a *kamcha da'pascha* campaign. This is the second year that the campaign was conducted through a donation by Leumi and employee participation. Each parcel, having a value of NIS 350, contained kosher-for-Passover basic food commodities. The products were packed and distributed by employees on a voluntary basis.

Conclusion of the 2005-2006 Year of Activity

The fifth year of activity of "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation" is about to close. Of the 51 army preparation groups of "Youth Leading Change", 13 were directly funded by "Leumi Tomorrow".

During the second quarter, Leumi Tomorrow's activities in the field of education and accessibility to higher education continued, in cooperation with the Ben Gurion University of the Negev, Haifa University, the Herzlia Interdisciplinary Center, The Tel Hai College in the Galilee panhandle, the Shevach School in Tel Aviv and the matriculation study centers in various towns.

During the course of the second quarter, Leumi Tomorrow added the following activities:

Cooperation with Tel Aviv University - English and mathematics reinforcement studies project for some 40 youngsters from the Ethiopian community, in which context students will assist pupils for a year in anticipation of the matriculation examinations in return for a scholarship;

Joint activity of the Leumi Group and the "Unistream" Non-Profit Society, the object whereof is to foster social business leadership among youth and to encourage youth to establish and lead business ventures. The activity program is based on a three year plan and focuses on leadership and self-empowerment, business entrepreneurship and involvement for the benefit of the community.

"Atidim" - Futures

The "Atidim" program is a wide-reaching national program which began in 1999 and is intended to assist with the realization of the untapped potential of gifted youth throughout the country. The program aspires to develop excellence, strengthen educational infrastructure and empower human capital in outlying areas.
Leumi is accompanying and supporting the project to the amount of NIS 20 million over five years.
Some 14,000 pupils and students participate in the various study and enrichment programs of "Leumi Tomorrow - the Centennial Fund for Endowing Israel's Future Generation".

"Young Israel Entrepreneurs - Established by Leumi"

Leumi is one of the partners of the project and has supported it for more than 15 years since its establishment. Each year more than 3,000 young people from all around the country participate in an educational and challenging program, during the course of which they gain experience in establishing and managing businesses while learning the essential aspects of business promotion and practice. The participants in the program come from all the sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.
Regional competitions were held during May to June 2006, from which the 10 winning groups went on to the national competition

Involvement of Employees and Managers

Hundreds of Leumi's employees and managers are involved in volunteer activity in different frameworks: instructing groups of "Young Entrepreneurs", assisting IDF preparation groups of the "Youth Leading Change" Non-Profit Society, assisting at matriculation study centers and assisting families through "Equal Opportunities".

***Maala* Social Responsibility Index**

Maala's rating examines the large companies in the economy according to their compliance with social responsibility criteria. The rating is based upon detailed criteria in four central spheres, out of all the social responsibility spheres of businesses: environment, business ethics, work environment and human rights and community contacts.

Leumi is rated in the top 10 of all the large companies in the economy that are rated by the *Maala* social responsibility index.

Scope of Donations and Sponsorships

In the first half of 2006 the Leumi Group made donations and granted sponsorships for social and community objects in an amount of some NIS 8.7 million, of which donations constitute some NIS 6.5 million.

Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations for determining it, were included in the 2005 Annual Report.

There were no material changes in these details during the reporting period.

Annual reports of subsidiaries and overseas subsidiaries for 2005 were submitted on 8 May 2006 and discussed by the Audit Committee on 13 June 2006 and 9 July 2006.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division) as from the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX), According to the Supervisor's Directive, the certification is not brought into effect under the extensive requirements of section 404 of the SOX Act which requires the existence of a system of internal controls according to a defined and accepted framework which is far wider in extent than the disclosure controls required to be operated in relation to the Financial Statements to 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has determined procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers in the manner required to fulfill the requirements of the Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have evaluated as at the end of the period covered by this Report, the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the Directives on reporting to the public of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending 30 June 2006, no material change to the internal controls on financial reporting of the Bank occurred that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005 the Supervisor of Banks published a circular detailing provisions for the application of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.
- proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.
- application of the directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the bank and the process of developing such systems obliges the bank to deploy and to determine interim stages and targets until the full application thereof.
- the preliminary preparations to carry out the project at the Bank and the subsidiaries must be completed by the date of publication of the report for the first quarter of 2006.
- the project must be completed by the end of the first half of 2008, so that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

The Management of the Bank is taking action to implement the execution of the project at the Bank and the subsidiaries, with the cooperation of external consultants.

Changes in the Composition of the Board of Directors

As reported in the 2005 Annual Report, Mr Itzhak Hoffi retired from the Board of Directors on 30 January 2006 and Adv. Rena Shashua-Hasson completed her tenure on 31 January 2006.

At the Annual General Meeting held on 3 July 2006 Mr. Chaim Yaron completed his tenure as a Director, and Mr. Barouch Bahat, who retired by rotation pursuant to the Bank's Articles of Association, did not offer himself for reelection.

At the said Meeting Ms. Zipora Gal Yam, Prof. Arieh Gans, Mr. Doron Cohen and Prof. Efraim Sadka were elected as new Directors.

The said Meeting also elected Mr. Meir Dayan as an External Director for a further term of three years.

At the meeting of the Board of Directors held on 30 August 2006, it was decided to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 30 June 2006, and for the periods ending on that date.

During the period January - June 2006 the Board of Directors held 24 plenary meetings and 50 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

30 August 2006

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**81,922**	**1,490**	**7.50**		75,746	1,133	6.11	
Effect of embedded and ALM derivatives (e)	**13,813**	**161**			17,620	145		
Total assets	**95,735**	**1,651**		**7.10**	93,366	1,278		5.58
Liabilities (d)	**80,317**	**(799)**	**(4.04)**		79,406	(569)	(2.90)	
Effect of embedded and ALM derivatives (e)	**6,554**	**(26)**			6,251	2		
Total liabilities	**86,871**	**(825)**		**(3.85)**	85,657	(567)		(2.68)
Interest margin			**3.46**	**3.25**			3.21	2.90
Israeli currency – linked to the CPI								
Assets (c) (d)	**57,097**	**1,379**	**10.01**		54,955	1,075	8.06	
Effect of embedded and ALM derivatives (e)	**262**	**3**			110	(2)		
Total assets	**57,359**	**1,382**		**9.99**	55,065	1,073		8.02
Liabilities (d)	**47,238**	**(1,029)**	**(9.00)**		48,055	(842)	(7.19)	
Effect of embedded and ALM derivatives (e)	**3,922**	**(50)**			2,069	(24)		
Total liabilities	**51,160**	**(1,079)**		**(8.71)**	50,124	(866)		(7.09)
Interest margin			**1.01**	**1.28**			0.87	0.93
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**121,071**	**(3,009)**	**(9.58)**		112,803	5,063	19.20	
Effect of derivatives: (e)								
Hedging derivatives	**4,351**	**72**			4,490	72		
Embedded derivatives and ALM	**52,762**	**(1,224)**			47,567	892		
Total assets	**178,184**	**(4,161)**		**(9.02)**	164,860	6,027		15.45
Liabilities (d)	**116,538**	**3,295**	**10.84**		102,735	(4,022)	(16.60)	
Effect of derivatives: (e)								
Hedging derivatives	**4,247**	**(40)**			4,428	(40)		
Embedded derivatives and ALM	**55,950**	**1,452**			56,619	(1,475)		
Total liabilities	**176,735**	**4,707**		**10.23**	163,782	(5,537)		(14.22)
Interest margin			**1.26**	**1.21**			2.60	1.23

See footnotes on page 86.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	260,090	(140)	(0.21)		243,504	7,271	12.49	
Effect of derivatives: (e)								
Hedging derivatives	4,351	72			4,490	72		
Embedded derivatives and ALM	66,837	(1,060)			65,297	1,035		
Total assets	331,278	(1,128)		(1.35)	313,291	8,378		11.13
Total monetary liabilities generating interest expenses (d)	244,093	1,467	2.38		230,196	(5,433)	(9.78)	
Effect of derivatives: (e)								
Hedging derivatives	4,247	(40)			4,428	(40)		
Embedded derivatives and ALM	66,426	1,376			64,939	(1,497)		
Total liabilities	314,766	2,803		3.51	299,563	(6,970)		(9.64)
Interest margin			2.17	2.16			2.71	1.49
In respect of options		(15)				(34)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		1				3		
Financing commissions and other financing income (g)		84				266		
Other financing expenses		51				(38)		
Net interest income before provision for doubtful debts		1,796				1,605		
Provision for doubtful debts (including general and supplementary provision)		(185)				(494)		
Net interest income after provision for doubtful debts		1,611				1,111		
Monetary assets generating interest income (d) (f)	260,090				243,504			
Assets derived from derivative instruments (h)	3,782				3,022			
Other monetary assets (d)	2,894				3,170			
General provision and supplementary provision for doubtful debts	(1,071)				(1,051)			
Total monetary assets	265,695				248,645			
Monetary liabilities generating interest expenses (d)	244,093				230,196			
Liabilities derived from derivative instruments (h)	3,596				2,687			
Other monetary liabilities (d)	6,666				6,121			
Total monetary liabilities	254,355				239,004			
Total monetary assets exceed monetary liabilities	11,340				9,641			
Non-monetary assets	7,614				7,615			
Non-monetary liabilities	1,671				1,792			
Total capital resources	17,283				15,464			

See footnotes on page 86.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three and six month periods amounts to NIS 30 million and NIS 60 million respectively.
The linked Israeli currency sector for the three and six month periods amounts to NIS 6 million and NIS 6 million respectively.
The foreign currency sector (which includes foreign currency - linked Israeli sector) for the three and six month periods amounts to NIS (195) million and NIS (174) million respectively.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month and six month period amounts to NIS (159) million and NIS (108) million respectively.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	16,760	218	5.31		16,721	165	4.01	
Effect of derivatives: (e)								
Hedging derivatives	951	16			1,025	16		
Embedded derivatives and ALM	11,498	3			10,810	(4)		
Total assets	29,209	237		3.29	28,556	177		2.51
Liabilities (d)	16,585	(135)	(3.31)		14,973	(92)	(2.48)	
Effect of derivatives: (e)								
Hedging derivatives	933	(9)			1,019	(9)		
Embedded derivatives and ALM	12,159	11			12,843	(20)		
Total liabilities	29,677	(133)		(1.81)	28,835	(121)		(1.70)
Interest margin			2.00	1.48			1.53	0.81
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	9,505	122	5.25		9,060	95	4.26	
Effect of embedded and ALM derivatives (e)	40	-			45	2		
Total assets	9,545	122		5.24	9,105	97		4.37
Liabilities (d)	8,717	(84)	(3.93)		8,508	(59)	(2.79)	
Effect of embedded and ALM derivatives (e)	74	(1)			76	-		
Total liabilities	8,791	(85)		(3.94)	8,584	(59)		(2.75)
Interest margin			1.32	1.30			1.47	1.62
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	26,265	340	5.29		25,781	260	4.10	
Effect of derivatives: (e)								
Hedging derivatives	951	16			1,025	16		
Embedded derivatives and ALM	11,538	3			10,855	(2)		
Total assets	38,754	359		3.77	37,661	274		2.96
Monetary liabilities in foreign currency generating financing expense (d)	25,302	(219)	(3.52)		23,481	(151)	(2.59)	
Effect of derivatives: (e)								
Hedging derivatives	933	(9)			1,019	(9)		
Embedded derivatives and ALM	12,233	10			12,919	(20)		
Total liabilities	38,468	(218)		(2.29)	37,419	(180)		(1.94)
Interest margin			1.77	1.48			1.51	1.02

See footnotes on page 88.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (42) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the six months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	82,102	2,890	7.17		76,300	2,309	6.14	
Effect of embedded and ALM derivatives (e)	15,146	272			17,152	252		
Total assets	97,248	3,162		6.61	93,452	2,561		5.56
Liabilities (d)	80,670	(1,516)	(3.79)		78,850	(1,162)	(2.97)	
Effect of embedded and ALM derivatives (e)	6,941	(39)			5,990	(1)		
Total liabilities	87,611	(1,555)		(3.58)	84,840	(1,163)		(2.76)
Interest margin			3.38	3.03			3.17	2.80
Israeli currency – linked to the CPI								
Assets (c) (d)	56,080	2,149	7.81		54,330	1,711	6.40	
Effect of embedded and ALM derivatives (e)	244	6			132	(1)		
Total assets	56,324	2,155		7.80	54,462	1,710		6.38
Liabilities (d)	47,325	(1,587)	(6.82)		47,802	(1,274)	(5.40)	
Effect of embedded and ALM derivatives (e)	3,858	(106)			2,188	(48)		
Total liabilities	51,183	(1,693)		(6.72)	49,990	(1,322)		(5.36)
Interest margin			0.99	1.08			1.00	1.02
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	120,672	451	0.75		110,915	6,369	11.82	
Effect of derivatives: (e)								
Hedging derivatives	4,615	101			4,650	99		
Embedded derivatives and ALM	50,515	(316)			48,271	497		
Total assets	175,802	236		0.27	163,836	6,965		8.68
Liabilities (d)	115,690	366	0.63		101,499	(4,555)	(9.18)	
Effect of derivatives: (e)								
Hedging derivatives	4,518	(87)			4,591	(88)		
Embedded derivatives and ALM	54,805	556			56,934	(1,297)		
Total liabilities	175,013	835		0.95	163,024	(5,940)		(7.42)
Interest margin			1.38	1.22			2.64	1.26

See footnotes on page 86.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the six months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	258,854	5.490	4.29		241,545	10,389	8.79	
Effect of derivatives: (e)								
Hedging derivatives	4,615	101			4,650	99		
Embedded derivatives and ALM	65,905	(38)			65,555	748		
Total assets	329,374	5,553		3.40	311,750	11,236		7.34
Total monetary liabilities generating interest expenses (d)	243,685	(2,737)	(2.26)		228,151	(6,991)	(6.22)	
Effect of derivatives: (e)								
Hedging derivatives	4,518	(87)			4,591	(88)		
Embedded derivatives and ALM	65,604	411			65,112	(1,346)		
Total liabilities	313,807	(2,413)		(1.54)	297,854	(8,425)		(5.74)
Interest margin			2.03	1.86			2.57	1.60
In respect of options		5				(45)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		2				11		
Financing commissions and other financing income (g)		271				452		
Other financing expenses		23				(32)		
Net interest income before provision for doubtful debts		3,441				3,197		
Provision for doubtful debts (including general and supplementary provision)		(386)				(939)		
Net interest income after provision for doubtful debts		3,055				2,258		
Monetary assets generating interest income (d) (f)	258,854				241,545			
Assets derived from derivative instruments (h)	3,761				3,285			
Other monetary assets (d)	3,077				3,194			
General provision and supplementary provision for doubtful debts	(1,054)				(1,044)			
Total monetary assets	264,638				246,980			
Monetary liabilities generating interest expenses (d)	243,685				228,151			
Liabilities derived from derivative instruments (h)	3,605				2,820			
Other monetary liabilities (d)	6,816				6,604			
Total monetary liabilities	254,106				237,575			
Total monetary assets exceed monetary liabilities	10,532				9,405			
Non-monetary assets	7,542				7,635			
Non-monetary liabilities	1,433				1,814			
Total capital resources	16,641				15,226			

See footnotes on page 86.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the six months ended 30 June							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	16,669	407	4.94		16,605	308	3.74	
Effect of derivatives: (e)								
Hedging derivatives	1,001	22			1,066	23		
Embedded derivatives and ALM	10,926	5			10,998	(1)		
Total assets	28,596	434		3.06	28,669	330		2.31
Liabilities (d)	16,270	(250)	(3.09)		14,950	(144)	(1.94)	
Effect of derivatives: (e)								
Hedging derivatives	983	(19)			1,056	(20)		
Embedded derivatives and ALM	11,824	7			12,953	(23)		
Total liabilities	29,077	(262)		(1.81)	28,959	(187)		(1.30)
Interest margin			1.85	1.25			1.80	1.01
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	9,460	236	5.05		8,861	181	4.13	
Effect of embedded and ALM derivatives (e)	41	5			63	5		
Total assets	9,501	241		5.14	8,924	186		4.20
Liabilities (d)	8,785	(162)	(3.73)		8,354	(108)	(2.61)	
Effect of embedded and ALM derivatives (e)	72	(1)			92	-		
Total liabilities	8,857	(163)		(3.72)	8,446	(108)		(2.58)
Interest margin			1.32	1.42			1.52	1.62
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	26,129	643	4.98		25,466	489	3.88	
Effect of derivatives: (e)								
Hedging derivatives	1,001	22			1,066	23		
Embedded derivatives and ALM	10,967	10			11,061	4		
Total assets	38,097	675		3.57	37,593	516		2.76
Monetary liabilities in foreign currency generating financing expense (d)	25,055	(412)	(3.31)		23,304	(252)	(2.18)	
Effect of derivatives: (e)								
Hedging derivatives	983	(19)			1,056	(20)		
Embedded derivatives and ALM	11,896	6			13,045	(23)		
Total liabilities	37,934	(425)		(2.25)	37,405	(295)		(1.59)
Interest margin			1.67	1.32			1.70	1.17

See footnotes on page 92.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (37) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

30 August 2006

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 June 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

30 August 2006

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

KPMG

Somekh Chaikin

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and six month period ended 30 June 2006

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries (the "Group") as at 30 June 2006 and the condensed interim consolidated statements of profit and loss and the condensed interim statement of changes in shareholders' equity for the three month and six month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 June 2006, and whose net interest income before provision for doubtful debts constitutes some 8% and some 3% of the total consolidated net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month and six month periods then ended, respectively.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements regarding claims against the Bank and against a subsidiary, including applications for their approval as class actions. The Bank is unable to estimate the effect of the above claims on the Bank, if any, on its financial position and operating results, and whether or not they will be material. Furthermore, we draw attention to the contents of Note 8 to the condensed interim financial statements regarding capital market reform legislation. The Note states, inter alia, that the implementation of the provisions of the legislation in their entirety is likely to have negative effects on the Group's businesses, the scope of which cannot at this stage be accurately evaluated in light of the uncertainties which still exist regarding various matters.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

30 August 2006

Condensed Consolidated Balance Sheet as at 30 June 2006

Reported amounts

	30 June 2006 (Unaudited) (NIS millions)	30 June 2005 (Unaudited)	31 December 2005 (Audited)
Assets			
Cash and deposits with banks	**34,335**	35,403	35,381
Securities	**47,787**	46,080	47,825
Credit to the public	**177,974**	169,674	177,255
Credit to governments	**691**	929	848
Investments in companies included on the equity basis	**1,224**	1,825	2,064
Buildings and equipment	**2,951**	2,773	2,843
Other assets	**7,426**	6,914	6,608
Total assets	**272,388**	263,598	272,824
Liabilities and equity capital			
Deposits of the public	**219,372**	216,423	221,828
Deposits from banks	**6,258**	5,539	4,347
Deposits from governments	**1,796**	2,588	2,225
Debentures, bonds and subordinated notes	**17,022**	13,346	17,253
Other liabilities	**10,435**	9,367	10,966
Total liabilities	**254,883**	247,263	256,619
Minority interest	**154**	249	205
Shareholders' equity	**17,351**	16,086	16,000
Total liabilities and equity capital	**272,388**	263,598	272,824

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

Date of approval of the Financial Statements: 30 August 2006

Condensed Consolidated Statement of Profit and Loss
For the Periods Ended 30 June 2006
Reported Amounts

	For the Three Months Ended 30 June		For the Six Months Ended 30 June		For the Year Ended 31 December
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)				
Net interest income before provision for doubtful debts	1,796	1,605	3,441	3,197	6,628
Provision for doubtful debts	185	494	386	939	1,426
Net interest income after provision for doubtful debts	1,611	1,111	3,055	2,258	5,202
Operating and other income					
Operating commissions	736	696	1,478	1,389	2,810
Profits from investments in shares, net	82	18	86	25	43
Other income	197	192	391	379	865
Total operating and other income	1,015	906	1,955	1,793	3,718
Operating and other expenses					
Salaries and related expenses	1,252	855	2,441	1,719	3,627
Building and equipment maintenance and depreciation	297	283	584	560	1,168
Other expenses	331	291	676	570	1,275
Total operating and other expenses	1,880	1,429	3,701	2,849	6,070
Operating profit before taxes	746	588	1,309	1,202	2,850
Provision for taxes on operating profit	398	172	638	405	1,193
Operating profit after taxes	348	416	671	797	1,657
Equity in after-tax operating profits of companies included on the equity basis	20	120	98	261	378
Minority interest in after-tax operating (profits) losses of subsidiaries	(1)	5	(2)	14	24
Net operating profit	367	541	767	1,072	2,059
After-tax profit from extraordinary items	11	37	723	34	77
Net profit for the period	378	578	1,490	1,106	2,136
	(NIS)				
Profit per share					
Net operating profit	0.260	0.383	0.542	0.758	1.456
After-tax profit from extraordinary items	0.008	0.026	0.511	0.024	0.054
Total	0.268	0.409	1.053	0.782	1.510
	(Thousands)				
Number of shares for the above computation	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Periods Ended 30 June 2006
Reported Amounts

	For the Three Months Ended 30 June					
	2006			2005		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,010	10,273	17,283	7,010	8,451	15,461
Net profit for the period	-	378	378	-	578	578
Benefit in respect of share options and shares to employees	-	219	219	-	-	-
Adjustments in respect of presentation of securities available for sale at fair value	-	(134)	(134)	-	79	79
Related tax effect	-	58	58	-	(30)	(30)
Translation adjustments for companies included on the equity basis	-	13	13	-	(2)	(2)
Loans to employees for purchase of Bank's shares	-	(466)	(466)	-	-	-
Balance at the end of the period	7,010	(a) 10,341	17,351	7,010	(a) 9,076	16,086

	For the six Months Ended 30 June					
	2006			2005		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,010	8,990	16,000	7,010	7,976	14,986
Net profit for the period	-	1,490	1,490	-	1,106	1,106
Benefit in respect of share options and shares to employees	-	252	252	-	-	-
Adjustments in respect of presentation of securities available for sale at fair value	-	111	111	-	7	7
Related tax effect	-	(42)	(42)	-	(7)	(7)
Translation adjustments for companies included on the equity basis	-	1	1	-	(10)	(10)
Loans to employees for purchase of Bank's shares	-	(461)	(461)	-	4	4
Balance at the end of the period	7,010	(a) 10,341	17,351	7,010	(a) 9,076	16,086

	For the Year Ended 31 December 2005 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2005	7,010	7,976	14,986
Net profit for the year	-	2,136	2,136
Proposed dividend	-	(1,103)	(1,103)
Adjustments in respect of presentation of securities available for sale at fair value	-	(83)	(83)
Related tax effect	-	35	35
Translation adjustments for companies included on the equity basis	-	25	25
Loans to employees for purchase of Bank's shares	-	4	4
Balance as at 31 December 2005	7,010	(a) 8,990	16,000

(a) The retained earnings at the end of the period include:
1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (341) million (NIS (377) million as at 30 June 2005 and NIS (342) million as at 31 December 2005).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 115 million (NIS 94 million as at 30 June 2005 and NIS 46 million as at 31 December 2005).

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 30 June 2006 have been prepared in accordance with accounting principles adopted for the preparation of interim reports. The accounting principles used in preparing the interim report are consistent with those applied in the audited Financial Statements as at 31 December 2005, save as set forth in Note 2 below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2005 and for the year ended on that date, and their accompanying Notes.

2. A. **First Application of New Accounting Standards:**

   1. **Accounting Standard No. 20 (Amended) – "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies"**

   As from 1 January 2006, the Bank has been applying Accounting Standard No. 20 (Amended) - "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies" ("Standard No. 20") of the Israel Accounting Standards Board.

   Standard No. 20 prescribes the accounting treatment of goodwill and intangible assets on the acquisition of a subsidiary and an investee company that is not a subsidiary, including a company under joint control.

   According to Standard No. 20, the excess of the cost of acquisition of an investment in an investee company over the part of the holding company in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (after relevant tax attribution) constitutes goodwill. The excess of the cost of acquisition of an intangible asset acquired will be attributed only in the event of fulfilment of the definition of intangible asset in accordance with the criteria fixed in Standard No. 20. According to Standard No. 20, in the event that negative goodwill (excess of fair value over acquisition cost) is derived as of acquisition, such negative goodwill will be recognized immediately as of acquisition date as a gain in the profit and loss statement and will not be amortized methodically. Positive goodwill and intangible assets with undefined lives will not be amortized, as opposed to the rules in effect until the starting date of the Standard, according to which goodwill and intangible assets are amortized over their useful lives, up to a maximum of 20 years for goodwill.

   The Bank is adopting the provisions of Standard No. 20, save for discontinuation of amortizing goodwill and save for charging negative goodwill that is created at the time of acquiring businesses to profit and loss. Pursuant to the Supervisor of Banks' directives, goodwill will continue to be amortized over a period of 10 years unless the Supervisor of Banks shall otherwise permit.

   The first application of Standard 20 did not have an effect on the Bank's Financial Statements.

   2. **Accounting Standard No. 21 - "Earnings per Share"**

   As from 1 January 2006 the Bank has been applying Accounting Standard No. 21, "Earnings per Share" ("Standard No. 21") of the Israel Accounting Standards Board. Standard No. 21 prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel on the matter.

   According to Standard No. 21, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the commencement date). Basic earnings per share are to include only the weighted average of the number of shares which are outstanding during the period whereas convertible securities (such

as convertible debentures and options) are to be included only in the computation of diluted earnings per share, in contrast to the principles applied until the commencement date of the Standard, according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period are to be included in diluted earnings per share only up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to Standard No. 21, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of all the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55 of the Institute of Certified Public Accountants in Israel, which also includes adjustments to profits.

According to Standard No. 21, the provisions of the Standard should be implemented regarding comparative earnings per share data relating to previous periods.

The first application of Standard 21 did not have an effect on the comparative figures of earnings per share.

3. **Accounting Standard No. 22 - "Financial Instruments – Disclosure and Presentation"**

As from 1 January 2006 the Bank has been applying Accounting Standard No. 22 – "Financial Instruments – Disclosure and Presentation" ("Standard No. 22") of the Israel Accounting Standards Board.

Standard 22 prescribes principles regarding the presentation of financial instruments and details the proper disclosure required in respect thereof in the financial statements. In addition, Standard 22 lays down principles for the classification of a financial instrument, or its constituent parts, upon its initial recognition as a financial liability, financial asset or equity instrument, and the classification of transaction costs (net of any related tax benefit) arising from the financial instrument as a profit and loss item or capital item accordingly, and the conditions upon which a financial asset will be offset against a financial liability.

Adoption of the Standard is implemented according to the "from here onward" method. In certain matters relating to the presentation of financial instruments, the rules determined in the directives of the Supervisor of Banks apply to the Bank.

The time application of Standard 22 did not have an effect on the Bank's Financial Statements.

4. **Accounting Standard No. 24 - "Share-Based Payment"**

As from 1 January 2006 the Bank has been applying Accounting Standard No. 24 - "Share-Based Payment" ("Standard 24") of the Israel Accounting Standards Board.

Standard 24 requires the recognition of share-based payment transactions in the financial statements. Such transactions include transactions with employees or other parties that are to be settled in the company's equity instruments or in cash, as well as transactions that provide the company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize an increase in shareholders' equity in the financial statements when the share-based payment transaction is settled in equity instruments, and the incurrence of a liability when this transaction is settled in cash.

Standard 24 prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In

particular, measurement principles are prescribed with respect to transactions with employees and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument was granted.

The first application of Standard 24 did not have an effect on the Bank's Financial Statements. See Note 10 with regard to the grant of options and the sale of shares to the Bank's employees in 2006.

B. **First Application of the Provisions of Proper Banking Management Directives relating to Provision for Doubtful Debts in respect of Housing Credit at Leumi Mortgage Bank**

As from 1 January 2006 Leumi Mortgage Bank has been implementing the Bank of Israel's circular dealing with all matters relating to the manner of the calculation of the provision for doubtful debts regarding housing credit. The circular determines, *inter alia*, that a bank that elected to calculate the provisions in respect of loans in accordance with the depth of arrears method, even if it was not required to do so under the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given as to the manner of the calculation of the depth of arrears, directives as to the manner of the calculation of the provision in respect of arrangements and the re-organization of loans and also the manner of the calculation of the provision in respect of loans in which the principal is repaid in one payment. Further, the circular relates to the clearance of a debt in arrears after the balance sheet date and does not allow the reduction of the provision even if cash is received in respect of the arrears after the balance sheet date, including cash in respect of the sale of an apartment before the balance sheet date.

The effect of applying the circular to the provisions for doubtful debts at Leumi Mortgage Bank is a one-time addition in the amount of NIS 63.7 million, in respect of adjusting the opening balance for 2006.

In addition, it is stated in the instructions that the definition of housing credit for the purposes of financial reporting will also include loans granted "for any purpose" against the pledging of a residential apartment. The effect of this instruction on Leumi Mortgage Bank is in the classification of provisions for doubtful debts.

3. In the regular course of business, legal claims were filed against the Bank and certain consolidated companies, including applications for approval of class actions.
In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the applications for approval of class actions, appropriate provisions were recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.
In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies as mentioned above on various subjects, the amount of each of which exceeds NIS 2 million, and where the chances of such claims succeeding are not remote, amounts to some NIS 99 million.

Following are details of claims in material amounts.

A. On 24 August 1997 an application to approve the filing of a class action against the Bank and against Israel Credit Cards Ltd. ("ICC") was filed in the Tel Aviv-Jaffa District Court in connection with collection of fees for limitation of credit card holders' liability. The application is for approval of a monetary class action in the amount of some NIS 105 million as of the date of filing the claim and also for additional remedies. The application is in the preparation of written summaries stage.

B. In September 1997 a foreign company in the process of liquidation filed a claim against the Bank, a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and certain of their employees in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

C. On 15 June 2000 a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with an application to approve the claim as a class action in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised to depositors of shekel deposits made by self service through direct banking channels, a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit mislead the depositors to think that the 1% additional interest is granted also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period , as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

D. On 19 June 2002 an application for approval of a class action was filed by the Ramle Municipality against the following respondents: the Bank, the Bank Clearing Center Ltd, Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd. and Mercantile Discount Bank Ltd. The applicant asserts that the respondent banks entered into a restrictive arrangement with regard to commissions they charge their customers that receive standing order clearing services and that, as a result of the restrictive arrangement to which the respondents are parties, the applicant, and all recipients of standing order clearing services, pay unfair and unreasonable amounts for these services. The class action was filed in the amount of NIS 967.5 million. On 11 December 2003 the application for approval of the class action was summarily dismissed. On 18 February 2004 the Ramle Municipality appealed the dismissal. On 28 November 2005 the Supreme Court dismissed the appeal. The Municipality submitted an application to the Supreme Court for an additional hearing on the decision and an application for exemption from deposit of a guarantee. The Supreme Court dismissed the application for exemption from deposit of a guarantee and the Municipality has filed an application to strike out its application for a further hearing, which was struck out on 11 April 2006.

E. On 14 October 2004 an application to approve a claim as a class action in the amount of some NIS 2 billion was filed with the Tel Aviv-Jaffa District Court against the Bank on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the applicant that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees illegally and contrary to the exemptions indicated beside the fees on the Bank's price list. The applicant maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The applicant is also claiming that as such the Bank was unlawfully enriched.

On 19 December 2004 the Bank submitted to the Court its response to the application to approve the claim as a class action, and on 24 February 2005 the applicant's reply to the Bank's response to the application for approval of a class action was filed. On 20 September 2005 an application was filed with the Court to amend the statement of claim, pursuant to which the applicant requested to strike out all that part of the claim relating to commissions on securities deposit management fees. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the amended application for approval of the claim as a class action. On 20 March 2006 an amended reply of the applicant was filed.

F. In June 2005, an application for the approval of the filing of a class action was filed in the Tel Aviv-Jaffa District Court against the Bank in the amount of NIS 576 million.

The applicant claims that the Bank did not stand by promises advertised on its internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet. The applicant is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

On 3 October 2005 the Bank filed a response to the application to approve the claim as a class action, and on 20 November 2005 the applicant's reply to the Bank's response was filed. A date for the hearing of the application has not yet been fixed.

G On 7 August 2005 a claim was filed in the Tel Aviv-Jaffa District Court to approve a claim as a class action against the Bank, based on the assertion that until January 2003 the Bank did not credit its customers with a proportionate part of the amounts of the commission that they paid for bank guarantees that were issued at their request and the amount whereof was reduced prior to the end of the guarantee period.

The Plaintiffs assert that the amount of the claim exceeds NIS 2.5 million.

4. In addition, there are legal claims pending against the Bank, including applications for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of the claims, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in respect thereof.

Following are the details of the legal claims:

A. In February 2006 an application for the approval of filing a class action was filed by a customer of the Bank in the Tel Aviv-Jaffa District Court against the Bank, in an amount estimated by the applicant at some NIS 300 million.

According to the applicant, in the framework of the sale of "structured products" to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which enures to the benefit of the Bank in the transaction, which in the applicant's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is all Bank customers that invested in various "structured products" marketed by the Bank, from January 1999 until January 2006, where the Bank did not disclose to them what allegedly should have been disclosed.

The Bank has not yet submitted a response.

According to the Management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

B. On 23 April 2006 an application was filed in the Jerusalem District Court to approve a class action against the Bank on the assertion that in consequence of a change in the classification of accounts that were managed at the Bank as "debitory current accounts" to "private commercial debitory current accounts", on 25 April 1999 or thereabouts, according to the applicant's assertion, without due disclosure to customers and in breach of the provisions of the account management terms and conditions agreement and the legal provisions in such regard, the Bank changed the interest rate (the risk supplement component) and additional costs relating to the management of the account.

The amount of the class action has been estimated by the applicant in an amount of some NIS 45 million.

A response on behalf of the Bank has not yet been filed.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the application cannot be estimated at this time.

5. Following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000 an application for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim, whose approval as a class action was requested, is estimated by the applicants at some NIS 100 million.

The applicants who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken out from Leumi Mortgage Bank. According to the applicants, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The applicants contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim was stayed until the appeals reviewed in paragraph 6A below are decided.

B. On 3 July 2001 an application was filed in the Tel Aviv-Jaffa District Court for approval of a class action based on the Banking (Service to Customer) Law, 1981, the Restrictive Trade Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The amount of the class action whose approval is requested is estimated by the applicant at some NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank of borrowers of Leumi Mortgage Bank who took out loans at variable interest. The applicant took out a loan from Leumi Mortgage Bank at variable interest. The applicant is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks which caused a limitation in the supply of loans at variable interest and their quality and diversity, and a series of other claims.

In addition to the monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the application for approval of the claim as a class action. On 23 September 2003 the applicant appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in the additional hearing regarding Regulation 29 of the Civil Procedure Regulations, 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the ruling states that although interpretive means may be utilized to convert Regulation 29 to an instrument for submission of class actions, such utilization is not appropriate as at this time, taking into consideration legislative procedures underway in the field of class actions. Accordingly, the parties agreed that the matter of Regulation 29 would be struck off from the appeal and a date for hearing of the appeal was fixed for 4 May 2006.

On 12 March 2006 the Class Actions Law, 2006 (the "Class Actions Law") was published. The object of the Law is to regulate uniform rules relating to the filing and conduct of class actions.

The Law provides that a class action shall not be filed, other than as a claim detailed in the schedule to the Law or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not". The Law provides that in principle its provisions shall also apply to applications to approve a class action and to class actions that were pending before a court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Class Actions Law also prescribes provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in applications to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Class Actions Law to the proceeding before it, and if the Law in fact applies - what the implications of its application are. At the same time, the Court cancelled the date of the hearing that had been fixed for 4 May 2006 and fixed it for 15 January 2007.

C. On 7 July 2003 an application for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The applicant is claiming as follows: he received a loan from Leumi Mortgage Bank; according to the Law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the applicant a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should be calculated according to the amount of the loan, without taking into account interest; Leumi Mortgage Bank presented misleading documents to the applicant, according to which the stamp duty that was required was the legally required amount.

The relief requested is for the refund by Leumi Mortgage Bank and the Director of Stamp Duty to the group of applicants of the difference between the actual stamp duty and the amount claimed by the applicants.

The amount of the class action whose approval is requested is estimated by the applicant at some NIS 100 million.

6. In addition, the applications for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision was recorded. Following are details of the legal proceedings:

A. On 17 July 1997 an application for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the applicants took out a loan from one of the respondent mortgage banks. According to the applicants, in the framework of taking out the loan, the respondent banks included them in life insurance or property insurance policies taken out through the banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues".

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the applicants are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all of the appeals.

On 1 September 2005 the Supreme Court handed down a judgement in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 to an instrument for submission of class actions, such utilization is not appropriate at this time, taking into consideration legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see Note 5B above.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, at this stage it is not possible to estimate the chances of the appeals.

B. On 10 June 2003 an additional application for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-collection from borrowers who took out loans at variable interest. Although the application and the claim are stated unclearly, it appears that (at least partial) overlapping exists with the basic arguments raised in paragraph 5B above, the requested relief and the group of applicants.

The amount of the class action requested is estimated by the applicants at some NIS 90 million.

In light of the (at least partial) overlapping between the application for approval of the class action reviewed here and the application for approval of the class action reviewed in paragraph 5B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with paragraph 5B above. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the application for approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the process, the chances of the claim cannot be estimated at this time.

C. On 27 March 2006 an application was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the application to be NIS 22 million.

The application was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the application, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan principal.

It should be noted that an application is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the stamp duty authorities on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was effected by charging stamp duty in respect of the interest component of the loan (see Note 5C above for an expansion of the matter). It is contended in the present application that it relates to a charge period that is different from that asserted in the application to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage Bank. Leumi Mortgage Bank has not yet filed a response to the application for the approval.

7. Sale of Two Non-banking Holding Corporations

The Bank of Israel advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Insurance Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Insurance Holdings, the Bank would be entitled to sell its holdings in Migdal Insurance Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Insurance Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Insurance Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Insurance Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006 an agreement was signed for the sale. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction is some NIS 480 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Insurance Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction is some NIS 237 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Insurance Holdings remains in the hands of the Bank, and is presented in the securities available for sale item.

8. Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following the team's recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

In February 2006 the Joint Investment Trusts (Distribution Commissions) Regulations, 2006 and the Financial Services (Control) (Provident Funds) (Distribution Commissions) Regulations, 2006, that regulate the payment of distribution commissions for the distribution of mutual funds and provident funds, were published. Furthermore, the Commissioner of the Capital Market, Insurance and Savings has issued a draft circular, which is intended to regulate the operating agreements between a pension counselor and institutional entities and the payment of a commission to a banking corporation in respect of service to members, by a purchaser of provident funds from such banking corporation.

Further details of the legislation that regulates the capital market reform is given in the 2005 Annual Report, in the Directors' Report and Note 31 to the Financial Statements.

The said legislation has material effects on the Bank, as set forth below.

Actions taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- On 15 September 2005 it was decided to sell the holdings in Leumi-Pia at a price of some NIS 535 million to Harel Insurance Investments Ltd., subject to the signing of an agreement between the parties and regulatory approvals. As part of the negotiations for the signing of an agreement between the parties, an understanding exists between the parties whereby the assets and activities of the company will be sold at prices that reflect the structure of the planned transaction.

- On 19 October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

- On 26 November 2005, the Bank decided to enter into agreements, together with Leumi Gemel Ltd., for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

  A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the investment activities of these provident funds, were sold to Harel Insurance Investments Ltd. at a price of NIS 675 million. The completion of the transaction is conditional upon

the receipt of regulatory approvals and the signature of distribution and operating agreements. A group of provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi were sold to Prizma Investment House Ltd, formerly A. Solomon Investments Ltd. (or a company under its control), at a price of some NIS 473 million. The completion of the transaction is conditional upon the receipt of regulatory approvals. The Leumi Group will continue to provide operating services in relation to all the provident funds that were sold, subject to the signing of operating agreements.

- On 28 November 2005, the Bank, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds - Leumi Ltd. (the "Psagot Ofek Group"), decided to enter into a binding agreement of principles for the sale of the goodwill, activities, assets and liabilities relating to all the assets of the Psagot Ofek Group, with York Capital Management ("York") on behalf of entities managed by it, at the price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control of the company that will manage the portfolio management activities. On 23 June 2006 the signing of a detailed agreement between the parties was completed, that is based on the binding agreement of principles and includes a mechanism for adjustment of the consideration, in accordance with the volume of assets to be managed by the Psagot Ofek Group's mutual funds close to the date of the completion of the transaction, and in accordance with the Psagot Ofek Group's financial statements as at the date of the completion of the transaction. According to the mechanism for adjustment of the price pursuant to the volume of assets, as at 24 August 2006 the consideration will be reduced by some NIS 50 million. The agreement also includes various detailed terms with regard to the transaction and its execution, as well as the relations between the Bank, the Psagot Ofek Group and York after the completion of the transaction. In addition, the Bank waived the said option. The completion of the transaction is conditional upon the fulfilment of conditions precedent, and the receipt of regulatory approvals, including receipt of approvals from the Israel Securities Authority. On 2 July 2006 the signing of an additional agreement was completed, pursuant to which the date for the fulfilment of the pre-conditions for completion of the purchase was extended to 28 September 2006. Following the said extension, it was agreed that amounts that accrued in the Psagot Ofek Group, amounting to NIS 20 million, would be transferred to York with the activities and assets purchased at the time of the completion of the transaction. York deposited an advance in the sum of NIS 200 million on account of the consideration.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. With regard to managers of funds that were controlled by the Bank at the time of publication of the laws, the commission will be charged as of the date when such fund managers are no longer controlled by the Bank. The Bank has signed distribution agreements with the majority of the fund managers.

- On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

  It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.

Completion of the transaction is subject to the fulfilment of certain conditions and receipt of regulatory approvals.

- The Bank is conducting talks with the authorities and is also, together with the employees' representatives, examining the preparations required for complying with the provisions of the permit given to the Bank under the legislation, for the engagement in management of provident funds, all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank has received approval from the Capital Market Department of the Ministry of Finance to establish central compensation funds for its employees and employees of additional companies in the Group.

- The Bank is engaged in preparations to enter the pension counseling field. These preparations involve the development of mechanized tools and training and recruiting of staff.

- The Bank is examining the implications of the freedom of choice granted to the employees with regard to provident funds, including freedom of movement from fund to fund, on its obligations towards its employees at the time of retirement.

Effect of the Reform on the Bank and the Group

The reform has a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counseling, distribution and provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling (when the Bank receives a license to engage in such activities), the provision of operating services to entities active in the capital market, and additional activities.

The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

Further, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from these activity fields. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of the Group's income from management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	First Half		Year
	2006	2005	2005
From mutual funds	**234**	201	427
From provident funds	**110**	100	201
From supplementary training funds	**14**	15	32
Total	**358**	316	660

In the estimation of the Management of the Bank, based on the data and assumptions detailed below, in lieu of the income of the Bank and the Group arising from management fees as detailed above, which as of the completion of the disposal transactions will no longer arise, in 2006 the Bank may receive management fees, distribution commissions and commissions in respect of services to members. In consequence, the pre-tax profit is expected to decline by some NIS 82 million.

The decrease in the amount as compared with the estimate given in the Financial Statements for the first quarter derives from the fact that the sale transactions of the various companies had not been concluded at the end of the first half of 2006.

The data and assumptions upon which the estimation is made are:

With regard to the first half of 2006, the actual income from mutual and provident funds, including supplementary training funds, was taken into account.

With regard to the third quarter, an estimate was made of income from management fees in accordance with the value of the assets being managed as at the end of the first half of 2006, this being since the sale had not been completed, save in relation to one company in respect whereof only distribution commissions were taken into account.

With regard to the fourth quarter, an estimate was made of income from management fees or distribution commissions or commission in respect of service to members, on the assumption that some of the sales transactions will be closed at the end of the third quarter and some during the course of the fourth quarter of 2006.

The calculation of the management fees and distribution commissions for mutual funds is based upon balances of holdings of customers of the Bank or the Group, as the case may be, as they were on 30 June 2006. Furthermore, the calculation of the distribution commissions is also based on the weighted rate of the commissions, according to the spread of the total assets of the funds managed by Leumi Pia and Psagot on 30 June 2006, without assuming changes in the holdings, that are likely to affect the amount of the commissions that the Bank will receive, in consequence of changes in the classification of the funds and also in consequence of changes in the volume and mix of the customers' holdings.

The calculation of the distribution commission is based on the maximum rates determined in the regulations.

The calculation of the distribution commission in respect of provident funds also includes commission in respect of services to members that are usually part of the service provided by a pension counselor, for as long as pension counseling is not provided. The calculation is also based on the balances of the holdings of members of provident funds managed by the Group, as they were as of 30 June 2006, assuming that the commissions will be paid on these total balances. It is clarified that if this assumption does not materialize in respect of the provident funds (save for supplementary training funds), the decrease in pre-tax profit as detailed above will increase by up to some NIS 10 million. In addition, this calculation was made without any assumption as to changes in members' holdings, which might affect the amount of commissions that the Bank will receive.

Operating commission that the Bank may receive from operating services was not taken into account in the calculation, on the assumption that the expenses involved in providing these services will be covered by the operating commissions.

In the above amounts, the use that the Bank is likely to make of the consideration of the sales of holdings carried out in consequence of the legislation was not taken into account.

The transactions carried out by the Bank (with the exception of the sale of Direct Insurance which was completed in 2005) are expected to be completed during 2006, and consequently the Bank anticipates capital gains of some NIS 2.0 billion in 2006.

In the Bank's assessment, in addition to the estimated decrease in income given above, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the scope of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

9. Employee Rights

A. Changes in Mortality Tables

In November 2005 the Supervisor of Banks announced that he was adopting the letter of the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance to the insurance companies, pursuant whereto as from the first quarter of 2006 an insurer must assess the reserves for life insurance policies on the basis of the mortality tables as presented in the position paper sent by the Commissioner of Insurance for the observations of the insurance and pension fund companies in April 2005.

In accordance with the estimation of the Bank's actuary, based on the revision of the mortality assumptions in accordance with the said position paper, for the purpose of assessing the actuarial liabilities, the Bank recorded an additional provision of NIS 136 million before taxes (some NIS 86 million after taxes) in the first quarter of 2006 to revise the pension and jubilee reserves.

B. Benefits to "Leumi Alumni"

"Leumi alumni" are entitled, in addition to pension and/or severance payments, (as each chooses) to additional benefits, principally gifts on religious festivals and participation in the cost of additional welfare and social activities.

"Leumi alumni" – whoever ended their employment with the Bank, at any age, following completion of 25 years' employment with the Bank, or ended their employment at the age of 65 or more, following completion of at least 15 years' employment.

In the second quarter of 2006, the expected costs in respect of the above entitlements for the period following the period of employment were recorded pursuant to an actuarial calculation, as accrued as at 30 June 2006. The amount accrued as at this date amounted to some NIS 80 million, after the effect of taxes.

The Bank recorded the cost of the entire accumulated amount in salary expenses in the second quarter of 2006, and not by way of re-statement, pursuant to the American Interim Financial Report APB28 standard. According to the standard, in the determination of materiality for the purposes of financial reporting for the interim period, with regard to the effect of accounting changes or correction of errors, these should be related to the amount of the expected annual profit, and the effect on the profitability trend. Pursuant to the standard, separate disclosure should be made in the interim financial statements with regard to corrections that are material in relation to the interim period, even though they are not material in relation to the expected annual profit and profitability trend.

10. A. Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to entitled employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 options were allotted to the Chief Executive Officer). The said options are subject to all the terms of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, if such issues take place. This price was determined in coordination with the Ministry of Finance.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external valuer in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal criteria:

- standard deviation of the annual yield: 25%.
- risk free linked interest rate: 3.5%.
- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.
- dividend distribution policy: 50% of the net profit.
- rate at which employees leave during the vesting period of the options: 2%.

The Bank received approval from the Tax Authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the time of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions in the amount of some NIS 44 million, and as against this the Bank will save companies tax and profits tax in the amount of some NIS 91 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first half of the year, the Bank recorded some NIS 88 million as salary expenses in the statement of profit and loss (second quarter – NIS 48 million).

B. Sale of Shares to Employees

On 14 June 2006, employees of the Bank purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of these, 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, which purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement of March 2006 with the Accountant-General regarding the offer of ordinary shares of the Bank by the State to the employees of the Bank, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The second stage, in which a further 1% of the share capital of the Bank will be offered to the employees, will be carried out after completion of the privatization process. The base purchase price was set at NIS 16.10 per share (as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum

from 24 November 2005 (the "Exercise Price"). The Exercise Price was adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase, which was evaluated by an external valuer, included a number of components and totaled some NIS 191 million (including salary tax and national insurance).

This amount was recorded in the second quarter of the year as a salary expense, of which an amount of NIS 157 million was against the capital account.

Set out below are the parameters according to which the calculation was made:

- calculation of the fair value was made according to the price of the Bank's shares at the time of granting, which is the average price of the Bank's shares in the period during which the employees subscribed for the shares. The period was 31 May 2006 to 11 June 2006, and the average price of the shares during this period was NIS 16.71.
- the calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) as compared with regular shares.
- the shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.
- an annual dividend payment of 50% of net profit was assumed.
- the financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.
- the interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.
- the Bank received an approval from the Tax Authority under which the provisions of section 102 of the Income Tax Ordinance will apply to the program.

The following table sets out details of the calculation:

	NIS thousands
Fair value of the shares net of lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	33,982
Total salary expense	191,436
Tax shelter to Bank in profit and loss	(48,514)
Total net cost in profit and loss	142,922
Amount recorded in capital account	178,414

In order to finance the purchase of the shares, the employees were granted loans, which will be repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not on non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who noted in his approval that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including to the Chairman) was some NIS 466 million which amount was deducted from the Bank's capital.

11. Acquisition of Eurom Bank S.A. (Romania)

On 23 October 2005 the Bank and Kolal B.V. ("Kolal"), the controlling shareholder of Eurom Bank S.A., signed an agreement according to which the Bank would acquire control of Eurom Bank from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired from Kolal over 99% of the issued and paid up share capital of Eurom Bank, for a

consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in the amount of US$ 12 million were offset from this amount.

The following are principal data of Eurom Bank as at 30 June 2006:

total assets – US$ 159 million.
total credit to the public – US$ 72 million.
total deposits of the public - US$ 136 million.
shareholders' equity – US$ 20 million.
The Bank intends to increase the shareholders' equity of Eurom Bank by a further US$ 20 million.

Eurom Bank will change its name to Bank Leumi Romania.

12. **Change of Salary Tax and Profit Tax**

On 27 June 2006 the Value Added Tax (Rate of Tax on Non-Profit Organizations and Financial Institutions) Order, 2006 was published in the Government Gazette (the "Amendment").

In consequence of the Amendment, salary tax and profit tax applicable to financial institutions will be reduced from 17% to 15.5%. The Amendment came into force on 1 July 2006.

The provision for taxes on the Bank's income includes profit tax pursuant to the Value Added Tax Law that is levied on income. In light thereof, the statutory tax rate that includes profit tax that shall apply to the Bank in 2006 is 40.65%, 38.53% in 2007, 36.80% in 2008, 35.93% in 2009 and from 2010 and thereafter the tax rate will be 35.06%.

In calculating the current taxes and deferred taxes balances as at 30 June 2006, the new profit tax rate as determined in the Order was taken into account. The effect of the change on the consolidated Financial Statements for the second quarter of 2006 is an increase in net income in an amount of NIS 20 million.

13. **Future Application of Accounting Standards**

Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)"

In July 2006 the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations of the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing 1 January 2008. The Standard permits early adoption as from the financial statements to be published after 31 July 2006. The aforementioned does not apply to entities to which the Securities (Periodic and Intermediate Reports of a Foreign Corporation) Regulations, 2000 apply and whose financial statements are prepared other than in accordance with generally accepted accounting principles in Israel. Furthermore, the Standard prescribes that entities that are not subject to the Securities Law, 1968 and are not obliged to report in accordance with the regulations of the said law, may also prepare their financial statements according to IFRS as from the financial statements to be published after 31 July 2006.

The first adoption of the IFRS standards will be by way of implementing the provisions of IFRS 1, First Adoption of IFRS Standards, for the purpose of the transition.

As at the publication of the Financial Statements, the Supervisor of Banks' directives with regard to the manner of the implementation of the Standard by the banks, if at all, have not yet been published.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June	
	2006	2005	**2006**	2005
	(NIS millions)		(NIS millions)	
A. Income on assets (a)				
Credit to the public	**1,200**	4,805	**5,020**	7,157
Credit to governments	**(26)**	53	**(2)**	73
Deposits with Bank of Israel and cash	**(39)**	62	**(5)**	85
Deposits with banks	**(760)**	865	**(25)**	1,029
Debentures	**(529)**	1,476	**506**	2,055
Total income on assets	**(154)**	7,261	**5,494**	10,399
B. Expenses on liabilities (a)				
Deposits of the public	**1,659**	(4,773)	**(2,157)**	(6,154)
Deposits from governments	**-**	(92)	**(32)**	(127)
Deposits from Bank of Israel	**(2)**	(2)	**(13)**	(4)
Deposits from banks	**-**	(142)	**(101)**	(160)
Debentures, bonds and subordinated notes	**(150)**	(386)	**(422)**	(542)
Total expenses on liabilities	**1,507**	(5,395)	**(2,725)**	(6,987)
C. From derivative instruments and hedging activities				
Ineffective portion of hedge relationships (b)	**6**	4	**(2)**	(3)
Net income (expenses) from ALM derivative instruments (c)	**301**	(496)	**378**	(643)
Net income from other derivative instruments	**1**	3	**2**	11
Total income from financial derivative instruments and hedging activities	**308**	(489)	**378**	(635)
D. Other income and expenses				
Financing commissions	**66**	62	**135**	123
Profits from sale of debentures available for sale, net	**2**	12	**5**	29
Profits (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**(16)**	41	**(32)**	60
Other financing income	**32**	151	**163**	240
Other financing expenses	**51**	(38)	**23**	(32)
Total other income and expenses	**135**	228	**294**	420
Total net interest income before provision for doubtful debts	**1,796**	1,605	**3,441**	3,197
E. Detail of net effect of hedging derivative instruments on net interest income				
Financing income (expenses) on assets	**(14)**	(10)	**4**	10
Financing income (expenses) on liabilities	**40**	38	**12**	4
Of which: net exchange rate linkage differences	**-**	(26)	**3**	(38)

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 June					
	2006			2005		
	Specific Provision (a)	Supplementary Provision (b)	Total	Specific Provision (a)	Supplementary Provision (b)	Total
	(NIS millions)			(NIS millions)		
Balance of the provision at the beginning of the period	**8,337**	**1,074**	**9,411**	7,504	1,054	8,558
Provisions during the period	**413**	**-**	**413**	537	16	553
Decrease in provisions	**(210)**	**1**	**(209)**	(51)	1	(50)
Collection of past years' write-offs	**(19)**	**-**	**(19)**	(9)	-	(9)
Net amount charged to statement of profit and loss	**184**	**1**	**185**	477	17	494
Write-offs	**(61)**	**-**	**(61)**	(102)	-	(102)
Balance of provision at end of period	**(c) 8,460**	**1,075**	**9,535**	(c) 7,879	1,071	8,950
Including balance of provision not deducted from credit to the public	**35**	**132**	**167**	33	132	165

	For the six months ended 30 June					
	2006			2005		
	Specific Provision (a)	Supplementary Provision (b)	Total	Specific Provision (a)	Supplementary Provision (b)	Total
	(NIS millions)			(NIS millions)		
Balance of the provision at the beginning of the period	**8,212**	**1,040**	**9,252**	7,275	1,041	8,316
Provisions during the period	**829**	**36**	**865**	1,201	36	1,237
Decrease in provisions	**(445)**	**(1)**	**(446)**	(274)	(6)	(280)
Collection of past years' write-offs	**(33)**	**-**	**(33)**	(18)	-	(18)
Net amount charged to statement of profit and loss	**351**	**35**	**386**	909	30	939
Write-offs	**(103)**	**-**	**(103)**	(305)	-	(305)
Balance of provision at end of period	**(c) 8,460**	**1,075**	**9,535**	(c) 7,879	1,071	8,950
Including balance of provision not deducted from credit to the public	**35**	**132**	**167**	33	132	165

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

(c) The specific provisions according to the period of arrears are NIS 453 million on a consolidated basis (30 June 2005 – NIS 372 million). With regard to the first time implementation of the Proper Banking Management Directives regarding provisions for doubtful debts in respect of housing loans at Leumi Mortgage Bank, see note 2B above.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 30 June 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	3,469	467	21,794	4,511	4,094	-	34,335
Securities	13,457	3,988	20,797	6,092	722	3,231	47,787
Credit to the public (b)	65,286	52,857	42,349	5,916	11,521	45	177,974
Credit to governments	-	24	667	-	-	-	691
Investments in affiliated companies	9	-	-	-	-	1,215	1,224
Buildings and equipment	-	-	-	-	-	2,951	2,951
Other assets	1,925	22	2,261	559	1,338	1,321	7,426
Total assets	84,146	57,358	87,368	17,078	17,675	8,763	272,388
Liabilities							
Deposits of the public	79,235	33,029	77,387	18,192	11,216	313	219,372
Deposits from banks	2,319	1,009	1,579	483	868	-	6,258
Deposits from governments	454	993	339	9	1	-	1,796
Debentures, bonds and subordinated notes	776	12,169	3,905	172	-	-	17,022
Other liabilities	2,444	2,652	1,711	489	1,480	1,659	10,435
Total liabilities	85,228	49,852	84,921	19,345	13,565	1,972	254,883
Difference	(1,082)	7,506	2,447	(2,267)	4,110	6,791	17,505
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	59	(25)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	7,944	(3,667)	(2,249)	1,676	(3,704)	-	-
Options in the money, net (in terms of underlying asset)	(636)	-	679	(3)	(40)	-	-
Options out of the money, net (in terms of underlying asset)	584	(1)	(773)	218	(28)	-	-
Total	6,810	3,838	163	(401)	304	6,791	17,505
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(780)	-	700	122	(42)	-	-
Options out of the money, net (discounted par value)	2,607	(9)	(2,518)	(8)	(72)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 30 June 2005 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,885	535	19,100	6,053	3,830	-	35,403
Securities	14,267	3,320	22,571	3,294	778	1,850	46,080
Credit to the public (b)	56,918	51,561	46,212	4,395	10,368	220	169,674
Credit to governments	-	55	872	2	-	-	929
Investments in affiliated companies	-	-	-	-	-	1,825	1,825
Buildings and equipment	-	-	-	-	-	2,773	2,773
Other assets	1,828	9	2,695	398	976	1,008	6,914
Total assets	78,898	55,480	91,450	14,142	15,952	7,676	263,598
Liabilities							
Deposits of the public	80,629	35,151	(d) 73,604	(d) 15,985	(d) 10,689	365	216,423
Deposits from banks	882	2,078	(d) 1,403	441	(d)735	-	5,539
Deposits from governments	619	1,105	851	12	1	-	2,588
Debentures, bonds and subordinated notes	115	9,175	3,915	141	-	-	13,346
Other liabilities	1,907	2,222	2,391	435	1,082	1,330	9,367
Total liabilities	84,152	49,731	82,164	17,014	12,507	1,695	247,263
Difference	(5,254)	5,749	9,286	(2,872)	3,445	5,981	16,335
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	78	(46)	(32)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	12,492	(2,483)	(9,470)	2,753	(3,292)	-	-
Options in the money, net (in terms of underlying asset)	255	-	(630)	209	166	-	-
Options out of the money, net (in terms of underlying asset)	(125)	-	93	(12)	44	-	-
Total	7,368	3,266	(643)	32	331	5,981	16,335
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	287	-	(818)	212	319	-	-
Options out of the money, net (discounted par value)	(154)	-	387	(164)	(69)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2005 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,863	507	19,331	5,559	4,121	-	35,381
Securities	15,440	1,842	22,423	5,332	828	1,960	47,825
Credit to the public (b)	62,289	52,569	47,550	4,663	10,110	74	177,255
Credit to governments	-	42	806	-	-	-	848
Investments in affiliated companies	9	-	-	-	-	2,055	2,064
Buildings and equipment	-	-	-	-	-	2,843	2,843
Other assets	1,537	9	2,511	401	1,140	1,010	6,608
Total assets	85,138	54,969	92,621	15,955	16,199	7,942	272,824
Liabilities							
Deposits of the public	81,777	33,783	78,376	16,603	10,991	298	221,828
Deposits from banks	517	1,345	1,356	452	677	-	4,347
Deposits from governments	430	1,062	721	11	1	-	2,225
Debentures, bonds and subordinated notes	762	11,720	4,606	165	-	-	17,253
Other liabilities	3,349	2,435	2,034	445	1,334	1,369	10,966
Total liabilities	86,835	50,345	87,093	17,676	13,003	1,667	256,619
Difference	(1,697)	4,624	5,528	(1,721)	3,196	6,275	16,205
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	86	(50)	(36)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	10,711	(3,453)	(5,990)	1,872	(3,140)	-	-
Options in the money, net (in terms of underlying asset)	(560)	265	152	(56)	199	-	-
Options out of the money, net (in terms of underlying asset)	(65)	(174)	209	56	(26)	-	-
Total	8,389	1,262	(15)	101	193	6,275	16,205
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(1,033)	518	269	(47)	293	-	-
Options out of the money, net (discounted par value)	(146)	(526)	398	370	(96)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking segments
Reported amounts

	Statement of profit and loss for the Three Months Ended 30 June 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	548	81	215	291	361	156	139	5	1,796
Operating and other income:									
From outside entities -	311	94	116	105	141	15	16	217	1,015
Intercompany operations -	88	5	(4)	(4)	(27)	-	-	(58)	-
Total	399	99	112	101	114	15	16	159	1,015
Total income	947	180	327	392	475	171	155	164	2,811
Provision for doubtful debts	39	-	22	40	82	24	(22)	-	185
Net profit (loss)	62	13	26	91	135	73	(12)	(10)	378

	Statement of profit and loss for the Three Months Ended 30 June 2005 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	444	72	194	254	354	168	101	18	1,605
Operating and other income:									
From outside entities -	286	84	118	91	78	9	30	210	906
Intercompany operations -	130	6	(8)	(6)	(14)	-	-	(108)	-
Total	416	90	110	85	64	9	30	102	906
Total income	860	162	304	339	418	177	131	120	2,511
Provision for doubtful debts	22	1	26	35	391	6	13	-	494
Net profit (loss)	134	5	44	96	(69)	85	196	87	578

(a) Reclassified.

Information on activity by banking segments (cont'd)
Reported amounts

	Statement of profit and loss for the six Months Ended 30 June 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,067	173	424	570	751	323	123	10	3,441
Operating and other income:									
From outside entities -	619	188	232	206	232	29	22	427	1,955
Intercompany operations -	221	13	(7)	(4)	(47)	-	-	(176)	-
Total	840	201	225	202	185	29	22	251	1,955
Total income	1,907	374	649	772	936	352	145	261	5,396
Provision for doubtful debts	140	-	31	69	90	75	(19)	-	386
Net profit (loss)	150	17	78	204	304	135	646	(44)	1,490

	Statement of profit and loss for the six Months Ended 30 June 2005 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	897	142	381	504	692	318	240	23	3,197
Operating and other income:									
From outside entities -	582	174	234	173	148	21	41	420	1,793
Intercompany operations -	245	13	(13)	(2)	(24)	-	-	(219)	-
Total	827	187	221	171	124	21	41	201	1,793
Total income	1,724	329	602	675	816	339	281	224	4,990
Provision for doubtful debts	59	1	32	95	632	108	12	-	939
Net profit (loss)	252	18	98	163	(59)	107	386	141	1,106

(a) Reclassified.

Information on activity by banking segments (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2005 (Audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,877	317	779	1,036	1,569	650	349	51	6,628
Operating and other income:									
From outside entities -	1,221	355	473	340	286	38	174	831	3,718
Intercompany operations -	504	29	(24)	14	(53)	-	-	(470)	-
Total	1,725	384	449	354	233	38	174	361	3,718
Total income	3,602	701	1,228	1,390	1,802	688	523	412	10,346
Provision for doubtful debts	172	2	75	188	818	157	14	-	1,426
Net profit	466	28	172	330	226	251	540	123	2,136

(a) Reclassified.

For further information please contact:

CORPORATE SECRETARY
Adv. Jennifer Janes
Executive Vice President
Group Secretary
Tel: +972 3 514 9419
Fax: +972 3 5149732
E-mail: jennifer@bll.co.il

MEDIA CONTACTS
Mr. Aviram Cohen
Spokesperson
Tel: +972 3 514 9404
Fax: +972 3 5149339
E-mail: aviramc@bll.co.il

INVESTOR RELATIONS
Mr. Herb Small
Investor Relations Manager
Tel: +972 3 514 8630
Fax: +972 3 5149009
E-mail: hsmall@bll.co.il

Bank Leumi le-Israel B.M
Head Office
Leumi House
34 Yehuda Halevi St.
Tel-Aviv 65546, Israel
www.bankleumi.com


לאומי
leumi

Leumi
Consolidated Financial Statements
30 September 2006

לאומי
leumi

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed
Financial Statements
as at 30 September 2006
(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

28 November 2006

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 30 September 2006 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the directives on reporting to the public of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as of 31 December 2005, except as mentioned in Note 2 to the Financial Statements. The interim report should be read in conjunction with the Annual Report for 2005.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items, customers' securities portfolios, and provident and supplementary training funds) amounted to some NIS 586 billion at the end of September 2006, corresponding to some US$136.2 billion, as compared with NIS 568 billion at the end of 2005, an increase of some 3.2%.

Net profit of the Group in the first nine months of the year totaled NIS 2,460 million, compared with NIS 1,674 million in the corresponding period of 2005, an increase of 47%. On neutralising special salary expenses, as detailed later, the increase was at a rate of 69.5 %. The increase in net profit derived mainly from the sale of the non-banking (real) holdings pursuant to the legal restrictions applicable to the Bank and from the sale of the activities of the Psagot-Ofek Group following the capital market reform legislation. For further details see pages 67 and 68 and Note 8 below. The net profit in the third quarter of the year totaled NIS 970 million, compared with NIS 568 million in the corresponding period of 2005, an increase of 70.8%. Excluding special salary expenses, there was an increase of 75.8%.

Net operating profit in the first nine months of the year totaled NIS 1,063 million, compared with NIS 1,643 million in the corresponding period of 2005, a decrease of 35.3% and, in the third quarter of the year, net operating profit totaled NIS 296 million, compared with NIS 571 million in the corresponding period of 2005, a decrease of 48.2%. On neutralizing special salary expenses, net operating profit decreased by 8.3% and 31.4% respectively.

The decrease in net operating profit is explained primarily by the increase in special salary expenses totaling NIS 600 million, as detailed below, by the decrease in the contributions of the companies included on the equity basis, a decrease in the profits of overseas subsidiaries, primarily as the result of negative exchange rate differentials in respect of investments in those companies, and from decreases in the profits of a number of subsidiaries in Israel.

Net profit per share in the first nine months of 2006 was NIS 1.740, compared with NIS 1.184 in the corresponding period in 2005.

Based on data of the banking system as at 30 June 2006, as published by the Bank of Israel, the Leumi Group's share of the overall banking system was as follows:

	30.6.2006	31.12.2005	31.12.2004	31.12.2003
	in %			
Total balance sheet	29.8	30.3	30.1	29.8
Credit to the public	30.2	30.3	29.9	30.0
Deposits of the public	29.8	30.5	30.3	30.2
Operating profit before tax	29.3	30.3	34.7	32.0
Net operating profit	27.9	30.6	33.9	31.7

Control of the Bank

On 30 September 2006, the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted – 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%)

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that, further to the procedure for the sale of up to 20% of the shares of the Bank held by the State, which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.A.R.L., which was incorporated in Luxembourg, and which is held jointly and indirectly by Stephen Feinberg and Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the Bank's share capital (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are being held in trust and Barnea and the trustee have signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under the said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the provisions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to an extension of up to an additional 12 months under certain conditions. On 24 May 2006, MIH

advised the Bank that, on the same day, an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed a request with the Bank of Israel for a permit to control the Bank. On 6 July 2006, MIH announced that the date for the exercise of the option had been deferred to 24 May 2007.

The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest of 2%, both price and interest being linked to the CPI. This option will expire, *inter alia*, should the percentage of the shares held by Barnea fall below 7.5% of the Bank's issued share capital, as the result of the transfer of shares by Barnea (whether shares held directly by Barnea or shares held by the aforementioned trustee).

At an early stage of the sale process of the shares of the State in the Bank, in October 2005, the Bank agreed, at the request of MIH (on behalf of the government of Israel) to allow a potential purchaser of control of the Bank to receive limited material on the Bank's business activities, this being subject to a series of conditions designed to protect the interests of the Bank and the confidentiality of the information provided.

The Bank's consent was given pursuant to legal provisions and the agreements executed by the Bank in the early 1990's.

The Bank's consent was conditional, *inter alia*, on receipt of the consent of the Bank of Israel and MIH as to the identity of the potential purchaser.

On 23 October 2006, the Bank received a copy of a letter sent by the Deputy Supervisor of Banks to MIH. Following are the contents of the letter:

"1. Further to our referenced letter [a letter in respect of due diligence arrangements, in which it was determined, *inter alia*, that the information provided to the examiners would not be transferred to the potential purchasers, except subject to certain conditions and certain authorizations] although we have not yet received all the information that we requested, and in order to advance the process of the sale of Bank Leumi (the "Bank"), we are willing to permit Barnea Investments B.V. ("Barnea") to begin due diligence examinations at the Bank, in parallel with the completion of the missing information.

2. For the avoidance of doubt, we would emphasize once more that the due diligence examination is to be carried out according to the contents of our referenced letter. The entry of examiners on behalf of Barnea, who must be approved as detailed in clause 3.5 of our referenced letter, will be permitted once the Bank is ready, and no later than 30 days from the date of this letter.

3. Examiners who comply with one or more of the criteria detailed below will not be permitted to participate in the examination process:

    3.1 Any person applying for control of the Bank or to hold means of control in the Bank (the "Applicant");
    3.2 Any person engaged in joint business activities with the Applicant, or an employee thereof;
    3.3 Any person representing the Applicant in the process *vis-à-vis* MIH or the Bank of Israel. With regard to the attorneys or auditors representing the Applicant, the authorization is

conditional on the employees involved in assessing the Bank not representing the applicant.

4. We would clarify that the aforementioned does not constitute any expression whatsoever of our views as to the qualification of Barnea and its controllers, for controlling and holding means of controlin the Bank."

In light of this letter, the Bank is currently making preparations to allow examiners on behalf of Barnea to carry out limited due diligence as aforementioned, subject to approval of the identities of the examiners by the Bank of Israel, MIH and the Bank, and their having executed confidentiality agreements.

It is emphasized that the examiners are prohibited from transferring to anyone (including to Barnea) raw data or other material of the Bank that has not been made available to the public, or processed raw data and such material (such as commercial secrets of the Bank and names of customers). The examiners are allowed to provide Barnea with their opinion and valuation only if and when they have received notice from MIH that the Bank of Israel has granted Barnea authorization to receive the opinion and valuation, and subject also to Barnea executing confidentiality agreements prior to receipt of the said opinion.

Regarding certain conditions relating to activities during the exercise period of the Option Agreement, which commenced from the Closing Date, and regarding restrictions in connection with the distribution of dividends, which apply from the time of the granting of a control permit to the purchasers by the Bank of Israel, see pages 14 and 15 of the Annual Report for 2005.

For details regarding the issue of options to employees and the sale of shares to employees see pages 6 to 9 below.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 30 September 2006 amounted to NIS 18,521 million, compared with NIS 16,000 million at the end of 2005, an increase of 15.8%. The increase in shareholders' equity derives mainly from the profit for the first nine months of the year, from changes in adjustments in respect of the presentation of securities available for sale according to their fair value, and from an increase in the capital fund against the recording of salary expenses in respect of the sale of shares and the issue of options, which was offset from the reduction from capital of the loans made available to the employees for the purchase of shares of the Bank.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. The major part of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net increase in value of NIS 229 million was recorded in shareholders' equity in the first nine months of the year, compared with an increase of NIS 44 million in the corresponding

period in 2005 (all of the amounts are stated net after the effect of related taxes). The increase in the first nine months of the year stems mainly from the change in the classification of the investment in Migdal Insurance and Financial Holdings Ltd.

The total net accrued balance of adjustments of securities held in the available for sale portfolio to market value as of 30 September 2006 amounted to NIS 275 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 30 September 2006 reached 6.8%, compared with 5.9% on 31 December 2005.

Shareholders' Equity relative to Risk Assets reached 12.85% on 30 September 2006, compared with 11.55% on 31 December 2005. This ratio is significantly higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 8.36% on 30 September 2006, compared with 7.46% at the end of 2005.

The improvement in the capital adequacy ratios derives primarily from the profits accumulated during the first nine months of the year.

Issues of Debentures and Subordinated Capital Notes

During the first nine months of 2006, Leumi Mortgage Bank Ltd. issued subordinated notes amounting to NIS 713 million.

Interested Persons' Transactions in the Shares of the Bank

On 19 January 2006, Eliahu Insurance Company Ltd. acquired 194,131 shares. Thus, the overall holding of the Eliahu Group in the Bank amounted to 9.9969% (fully diluted – 9.4311%).

For details in respect of the sale of shares by the State see above on page 3.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 options were allotted to the Chief Executive Officer). The said options are subject to all the provisions of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts of which will be linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. This price was determined in coordination with the Ministry of Finance.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external appraiser in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal parameters:

- standard deviation of the annual yield: 25%.
- risk free linked interest rate: 3.5%.
- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.
- dividend distribution policy: 50% of the net profit.
- rate at which employees leave during the vesting period of the options: 2%.

The Bank received approval from the Tax Authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the date of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions amounting to some NIS 68 million, and against this the Bank will save company tax and profits tax amounting to some NIS 140 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first nine months of the year, the Bank recorded some NIS 163 million as salary expenses in the profit and loss statement (the third quarter – NIS 75 million).

Sale of Shares to Employees

On 14 June 2006, Bank employees purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of which 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, which purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement of March 2006 with the Accountant-General regarding an offer of the Bank's ordinary shares to employees of the Bank by the State, in accordance with the agreements in respect of the privatization of the Bank

and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The second stage, in which a further 1% of the Bank's share capital will be offered to the employees, will be carried out after completion of the privatization process. The base purchase price was set at NIS 16.10 per share (the average price of the share, as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest at 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price was adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The value of the benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase, which was evaluated by an external appraiser, included a number of components and totaled some NIS 212 million (including salary tax and national insurance). This amount was recorded as a salary expense, of which an amount of NIS 157 million was against the capital account.

Below are the parameters according to which the calculation was made:

- The calculation of the fair value was made according to the price of the Bank's shares at the time of granting, which is the average price of the Bank's shares in the period during which the employees subscribed for the shares. The period was from 31 May 2006 to 11 June 2006, and the average price of the shares during this period was NIS 16.71.
- The calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) relative to the regular shares.
- The shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.
- An annual dividend payment of 50% of the net profit was assumed.
- The financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.
- The interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.
- The Bank received an approval from the Tax Authority under which the provisions of section 102 of the Income Tax Ordinance will apply to the program.

The following table sets out details of the calculation as at 30 September 2006:

	NIS thousands
Fair value of the shares less the lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	54,448
Total salary expense	211,902
Tax shelter to Bank in profit and loss	(51,051)
Total net cost in profit and loss	160,851
Amount credited to capital account	194,010

In accordance with accepted accounting principles, the changes in the value of the profit benefit portion are adjusted on an ongoing basis in the profit and loss statement. Since the share's market value rose by 7.2% during the third quarter, salary expenses amounting to NIS 21 million were recorded in the profit and loss statement and NIS 16 million was credited to the capital account

To finance the purchase of the shares, the employees were granted loans, repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not subject to non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who, in his approval, noted that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including the Chairman) was some NIS 466 million, which was deducted from the Bank's capital.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy is also subject to the restrictions on distribution of dividends arising from the privatization process relating to the Bank, which will apply after the grant of a control permit by the Bank of Israel to the purchasers. (See "Sale of Shares of the Bank by the State" on page 15 of the Annual Report for 2005).

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on page 17 and 18 below.

B. The dividend policy for the years 2003 to 2005 (inclusive) was to recommend to the General Meeting the distribution of a dividend in an amount that constituted at least 35% of the annual distributable net profit of the Bank, and this in similar language to the policy for the years 2006 and 2007 as detailed above.

C. Dividend for 2005

The Special General Meeting of Shareholders convened on 2 February 2006, approved the Board of Directors' recommendation of 4 December 2005, regarding the distribution of a cash dividend at the rate of some 65.9% of the net profit for the first nine months of 2005 (some NIS 1,103 million), at the rate of 78.0% of the paid-up capital.

The dividend was paid on 28 February 2006 to shareholders of record on 15 February 2006 (the record date). The stock traded "ex" dividend on 16 February 2006. The dividend was at the rate of NIS 0.78 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Consolidated Companies
Principal Data of the Leumi Group

	Jan. - Sep. 2006	Jan. - Sep. 2005	Year 2005
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	5,159	4,941	6,628
Provision for doubtful debts	668	1,105	1,426
Total operating and other income	2,890	2,809	3,718
Total operating and other expenses	5,483	4,448	6,070
Of which: Costs of Voluntary Retirement	164	114	107
Operating profit before taxes	1,898	2,197	2,850
Provision for taxes	981	883	1,193
Net operating profit	1,063	1,643	2,059
After-tax net profit from extraordinary items	1,397	31	77
Net profit for the period	2,460	1,674	2,136
Proposed dividend	-	-	1,103
Net profit per share (in NIS)	1.740	1.184	1.510
Assets and Liabilities at End of Period (NIS millions):			
Total assets	273,689	264,736	272,824
Credit to the public	176,256	175,054	177,255
Securities	45,869	48,382	47,825
Deposits of the public	221,996	215,603	221,828
Shareholders' equity	18,521	16,729	16,000
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	64.4	66.1	65.0
Securities / Total assets	16.8	18.3	17.5
Deposits of the public / Total assets	81.1	81.4	81.3
Shareholders' equity (excluding minority interest) / Total assets	6.8	6.3	5.9
Shareholders' equity / Risk assets (a)	12.85	12.15	11.55
Tier I capital / Risk assets	8.36	7.82	7.46
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	21.0	15.2	14.3
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	9.0	14.9	13.7
Rate of tax provision from the profit	51.7	40.2	41.9
Provision for doubtful debts / Credit to the public (d)	0.51	0.84	0.80
Provision for doubtful debts / Total credit risk (d)	0.33	0.55	0.53
Net interest income before provision for doubtful debts / Total assets (d)	2.52	2.50	2.43
Total income / Total assets (b) (d)	3.94	3.92	3.79
Total income / Total assets managed by the group (b) (d) (e)	1.84	1.99	1.83
Total operating and other expenses / Total assets (d) (f)	2.68	2.25	2.22
Total expenses / Total assets managed by the group (d) (e) (f)	1.25	1.09	1.07
Net profit / Total average assets (d) (f)	1.20	0.87	0.82
Net operating profit / Total average assets (d) (f)	0.52	0.85	0.79
Financial margin including income and expenses from derivative financial instruments	1.89	1.59	1.60
Operating expenses (excluding costs of voluntary retirement) / Total income (b) (f)	66.1	55.9	57.6
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement) (f)	54.3	64.8	62.4
Operating and other income / Total income (b)	35.9	36.2	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) Shareholders' Equity – at the beginning of the period.
(d) On an annual basis.
(e) Includes off-balance sheet activities.
(f) In the first nine months of 2006, there were special salary expenses which significantly affected the results, see details in the report.

B. Other Information

Principal Developments in the Economy*

General

During the first nine months of 2006, the economy grew at the rapid rate of some 4.9% compared with the corresponding previous in 2005. However, after the especially rapid growth rates during the first two quarters of the year, a marked deceleration was recorded during the third quarter with a decrease in the GDP at an annual rate of some 1.4% compared with the second quarter of 2006. This was caused by the effect of the hostilities in the north, which affected economic activity in that region, which represents some 20% of economic activity in Israel. In particular the tourism sector was affected. The reduction in activities in this sector occurred in most regions in the country and not only in the north. The economy's growth during the statement period was based primarily on an increase in domestic demand (mainly in private consumption and investments) and less on the growth of exports. However, the strengthening of the shekel against the backdrop of underlying positive conditions in the Israeli economy, resulted in a sharp drop in inflation to beyond the lower limit of the price stability target, mainly during the third quarter of the year. Therefore, the Bank of Israel decided to lower the interest in the economy by 25 basis points to 5.25% during November.

The Business Product and Economic Sectors

During the first nine months of 2006, Israel's business sector product expanded at a rapid real rate of some 6.1%, compared with the corresponding period in 2005 (during the third quarter of 2006, a decrease of 5.6% in annual terms was recorded). This increase was influenced by an expansion in most sectors of the economy. The Bank of Israel's companies survey for the third quarter of the year indicates a more moderate upswing in economic activity compared with the previous two years because of the effect of the hostilities in the north. As expected, the outstanding sector on the negative side was the hotel sector, which indicated a sharp drop in activities, while the construction sector also recorded a change to negative trend. An analysis of the responses to the Bank of Israel survey indicates that companies anticipate the upswing in operations in most of the economy's sectors to continue during the fourth quarter of the year, except the hotel and commerce sectors, where a contraction of activity is expected.

The improvement in tourism to Israel in recent years, which continued during the first half of the year, was halted during the third quarter. The hostilities in the north resulted in a sharp drop in hotel nights mainly because of the reduction in incoming tourism to Israel. Thus, during the third quarter, the total number of nights at tourist hotels decreased by some 18% compared with the second quarter of the year, excluding seasonal fluctuations. The number of tourist nights fell during that period by some 40%. In the first nine months of the year there was still an increase of almost 3% in the total number of nights, compared with the corresponding period in 2005.

The State Budget and its Financing

During the first nine months of 2006 there was a surplus in the State Budget of some NIS 2.6 billion (without net lending) compared with a deficit of NIS 3.1 billion during the

* Data sources: The Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange publications

corresponding period in 2005, and compared with the targeted deficit (without net lending) for 2006 of some NIS 17.2 billion, representing some 3.0% of the GDP. The budget surplus was reduced during the third quarter of the year, but moderately, because of the effect of increased expenditure resulting from the hostilities in the north, while, in contrast, large exceptional incomes were recorded, especially the payment of the tax for the "Iscar" transaction. According to data provided by the Ministry of Finance, the income volume of the Tax Authority, excluding the "Iscar" transaction, was some NIS 6 billion higher than the collection estimate for this period.

On 1 July 2006 the VAT rate was reduced by one percentage point, from 16.5% to 15.5%. In consequence, the VAT rate for non-profit entities was reduced to 7.5% and for financial institutions to 15.5%. See page 27 for the effect of the VAT rate reduction on the Bank.

Foreign Trade, Capital Flows and Exchange Rates

From January through September 2006, a decrease was recorded in Israel's trade deficit from some US$ 5.8 billion, in the first nine months of 2005, to some US$ 5.4 billion during the corresponding period this year. On deducting the effect of the increased expenditure on energy substances, the decrease is even larger. This is explained by the more rapid increase in exports compared with the import of goods. A significant part of this increase originated in an increase of some 50% in the export of pharmaceuticals. An examination of the effect on the foreign trade data for the period of hostilities in the north, during July and August 2006, shows that the effect, if any, was minimal and did not damage economic activity.

During the course of the statement period, the consistent increase in direct investments in Israel, of a long-term (strategic) nature, continued. In the first nine months of the year, these investments totaled a record of some US$ 8.8 billion, compared with investments of some US$5.6 billion for the whole of 2005. More than half of the total of these investments were recorded during the third quarter of the year, with the completion of the "Iscar" sale.

The positive background conditions of Israel's overseas accounts, including the surplus in the current account of the balance of payments, the significant volume of incoming capital movements, a net negative foreign debt and the weakening of the dollar globally, alongside the rapid conclusion of the hostilities in the north during the third quarter of the year, resulted in the shekel strengthening against the dollar by some 6.4% and against the currency basket, by some 4.5% during the period January through September

In the first nine months of the year, the volume of foreign currency credit extended to the public at the **Bank** decreased by US$ 885 million, a decrease of 10.3%.

At the end of September, the public's foreign currency and foreign currency-linked deposits at the **Bank** amounted to some US$ 18.1 billion, compared with US$ 16.6 billion at the end of 2005, an increase of 9.0%.

The value of the foreign securities portfolio of the **Bank's** customers increased during the same period, from some US$ 7.0 billion at the end of 2005 to US$ 7.8 billion at the end of September 2006, an increase of 11.4%. Foreign currency conversion turnovers increased from some US$ 86.1 billion in January through September 2005 to some US$ 108.0 billion in January through September 2006, an increase of some 25.4%.

Inflation and Monetary Policy

During the first nine months of 2006, the Consumer Price Index (CPI) rose by 0.8%, while in the 12 months ending September 2006 its increase totalled some 1.3%. A significant contribution to the moderate price increases during the period January through September 2006 was the housing item, which decreased by 3.3%, influenced by the substantial strengthening of the shekel against the dollar.

During the statement period, the Bank of Israel raised interest at a moderate rate, from 4.5% in December 2005 to 5.25% in June 2006 and 5.50% in August (in view of the aggravated security situation). In the interest decision for November, interest was decreased by 0.25% to 5.25%. Underlying this decision were actual inflation and estimates of future inflation, which are below the middle of the government's target range (mainly influenced by the shekel's strengthening against the dollar). Furthermore, there were no noticeable inflationary pressures in the labor market. In addition, in this connection the Bank of Israel, in a press release, assessed expectations for the coming months: "At this time, based on current data and Bank of Israel models, it is reasonable that the inflationary environment will enable a further reduction in interest rates."

The Capital Market

The share and convertible securities index dropped by some 1.6% during the first nine months of 2006, despite positive economic data on the state of the economy. During the second quarter of the year, the index dropped at a sharp rate in view of the decreased prices in emerging markets and the worsening of the security situation in the south of Israel. Despite the hostilities in the north, during the third quarter of the year, the index rose by more than 5%. However, real estate share index, which rose by some 42.3% during the period January through September, had a marked effect on the index, mainly affected by the rise in the prices of companies with their major operations abroad. The daily trading turnover of the trade in shares and convertible securities on the stock market expanded by a considerable extent amounting to a daily average of some NIS 1,288 million for the period January through September compared with a daily average of some NIS 894 million during 2005, an increase of some 44%.

The increase in capital market activity led to an increase in income from customers' operations from some NIS 821 million in January through September 2005 to some NIS 869 million in the first nine months of 2006, an increase of 5.8%.

During the first nine months of the year, the CPI-linked government debentures index rose by some 2.6%, with a marked increase of some 2.9% in short term (up to two years) debentures. Unlinked fixed-interest government debentures rose by a rate of some 3.4%, while, during October, the yields to long-term redemption fell to under 6%, *inter alia*, against the backdrop of a fall in yields in the USA

Financial Assets of the Public

At the end of August, the public's assets portfolio amounted to some NIS1.75 trillion, an increase of some 5.1% since the beginning of the year. The value of all the components of the portfolio increased, although partially affected by a reevaluation (a change in the asset prices). These data show that during the statement period, the public increased its financial assets (in terms of savings flows) at a moderate rate, despite the rapid economic growth during this period. It is possible that

the fruits of the growth were allocated primarily to an increase in private consumption and less to financial savings.

At the end of September 2006, the total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes and securities portfolios including mutual funds and also provident funds and supplemental training funds) amounted to some NIS 550 billion, compared with NIS 534 billion at the end of December 2005, an increase of 3.0%.

Bank Credit

During the first nine months of the year, bank credit to the public maintained its level in nominal terms, which, in real term means a decrease of close to one percent. This stability derives from a reduction in credit balances during the third quarter of the year, the main source of which was the effect of the reevaluation of foreign currency credit resulting from the shekel's strengthening against the dollar. However, the long term trend, which is less affected by short-term changes in the exchange rate/CPI, continues to indicate real stability in the rate of the annual change in bank credit despite the economy's relatively rapid growth rates. These data reflect the structural change the entire financial system is undergoing in general and that of the banking system in particular. In this context, the increase in the issues of corporate bonds continued: according to Leumi estimates based on the Tel Aviv Stock Exchange data, during the period January through September 2006, the sums raised, which are likely to replace bank credit, amounted to some NIS20 billion, an annual rate approaching NIS26 billion; this sum is equivalent to a 4% increase in bank credit.

At the end of September 2006, the **Bank's** credit to the public amounted to some NIS 119.4 billion, a decrease of 2.3% compared with the end of 2005, mainly as a result of the appreciation of the shekel against the US dollar.

Credit Rating of the State of Israel and Bank Leumi

On 10 May 2006, the credit rating company, Moody's, announced that it was raising the foreign currency credit rating forecast for the State of Israel from "stable" to "positive." This announcement expressed the company's assessment that Israeli society and the political and economic decision-makers had exhibited praiseworthy robustness in overcoming the many challenges of recent years. The company emphasized that Israel had been presenting a notable per capita growth, in purchasing-power terms, and was close to a per capita GDP level more often associated with advanced than with developing economies.

Further to this announcement, on 12 May 2006, the company announced that it was raising the foreign currency rating forecast for the deposits of five Israeli banks, including Leumi, from "stable" to "positive." Raising the rating reflected the continuation of the high prospects of support by the Israeli authorities. On 2 August 2006, following the outbreak of the hostilities in the north, the company announced that it was not changing the State of Israel's credit and the forecast rating.

On 28 February 2006, the S&P credit rating company announced that it was raising the Bank's long-term credit rating from BBB+ to A-. The rating forecast is "stable." Raising the rating was explained by the company's estimation that the Israeli government would provide significant assistance to the Bank in times of distress.

On 25 July 2006, following the outbreak of the hostilities in the north, the company re-confirmed the credit rating of the State of Israel. The forecast rating for the State remained "stable."

On 14 July 2006, after the outbreak of hostilities in the north, the Fitch credit rating company announced that the economy was starting out from a strong opening position, which, together with a firm policy framework, was expected to restrict the negative economic implications. The company did not change its rating or the forecast rating for the State of Israel. On 13 November 2006, the company confirmed Leumi's credit rating, which is at a BBB+ level. The rating forecast is "stable."

On 11 May 2006, the Israeli credit rating company, Maalot, a strategic partner of S&P, announced that it was raising the Bank's liabilities rating from AA+ to AAA. This rating also relates to issues that the Bank makes through Leumi Finance Company, a wholly-owned subsidiary of the Bank, through which issues are made. Within the framework of its issues, the Bank undertakes to pay the holders of the securities (debentures and/or capital notes), the monies due in respect of the aforementioned securities, in accordance with their terms of issue. Moreover, the rating also applies to the notes that Leumi Finance Company may issue during the coming year (until April 2007) of up to NIS 4 billion. Underlying this decision was the significant improvement in profitability that principally derived from the boom in the capital market and the improvement in the credit portfolio. In Maalot's opinion, the reform of the capital market and the legislation enacted in its wake, which are described on pages 30 to 38 of the 2005 Annual Report, contain nothing to threaten the Bank's the financial strength.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended 30 September		For nine months ended 30 September		For the year
	2006	2005	**2006**	2005	2005
	In percentages				
Rate of increase of the "known" CPI	**0.19**	1.39	**1.45**	1.89	2.7
Rate of increase (decrease) in the rate of the US dollar – nominal	**(3.11)**	0.52	**(6.54)**	6.73	6.8
Rate of increase (decrease) in the rate of the currency basket –nominal	**(3.20)**	0.16	**(4.54)**	2.25	1.7
Rate of increase (decrease) in the rate of the euro – nominal	**(3.34)**	0.01	**(0.16)**	(5.94)	(7.3)

The General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

On 30 June 2004, Amendment No. 23 to the Securities Law, 1968 was published, further to principles recommended by the Barnea Committee (the "Amendment to the Securities Law").

Together with the Amendment to the Securities Law, on 14 September 2004, an amendment to the Securities Regulations was published, further to the principles recommended by the Barnea Committee (the "Amendment to the Securities Regulations"). *Inter alia*, the Amendment to the Securities Regulations regulates the disclosure rules regarding the information required in a prospectus, substantially expands the disclosure required in periodic reports, changes the structure of the periodic report and also includes requirements for the disclosure of forward-looking information.

In accordance with the Amendment to the Securities Regulations, the requirement to expand the disclosure in the periodic reports (Regulations 8(b) and 8A of the Securities Regulations (Periodic and Immediate Reports)) does not apply to banking corporations.

In the light of the aforementioned, the need arose to apply the requirements of expanded disclosure which were added to the Securities Regulations to banking corporations, pursuant to clarifications provided by the Israel Securities Authority, subject to the changes required due to the nature of the business of banking corporations.

In accordance with the above, the Supervisor of Banks amended the public reporting directives and on 19 February 2006 published a temporary provision (the "Temporary Provision") requiring the inclusion of additional information in the Directors' Report, based mostly on the Amendment to the Securities Regulations, subject to the amendments that the Supervisor deemed appropriate to apply to banking corporations. Pursuant to the Temporary Provision, information has also been included in the Directors' Report, which does not fall into the category of a description of past facts, and is therefore forward-looking information, as defined in the Amendment to the Securities Law.

As aforementioned, the Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency and capital markets, legislation, directives of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

The Management of Current Account Credit Lines (Proper Banking Management Directive No. 325)

In February 2005, the Supervisor of Banks issued a Proper Banking Management Directive on the subject of "The Management of Current Account Credit Lines", which took effect from 1 January 2006. The Directive was intended to minimize the uncertainty caused to both the customer and to the banking corporation as a result of the practice that allows exceeding credit limits in current accounts.

The prohibition on the creation of excesses on current accounts took effect on 1 July 2006, and the concession whereby credit can be unilaterally granted, even to a customer who has not signed the required documentation, will expire on 1 January 2007.

By investing considerable resources, the Bank has adapted the computer systems and the necessary procedures and documentation required for implementing the Directive. The Bank has also conducted appropriate employee training.

In addition, in order to implement the provisions, considerable efforts have been and are still being invested in signing up customers on updated credit lines and in the prevention/structuring of excess balances, by using, when necessary and after exercising business judgment, the possibility of extending temporary and unilateral credit lines,.

As a result of the early preparations made by the Bank, the entry into force of the prohibition on excesses (1 July 2006) was not accompanied by exceptional events and the Bank is operating in accordance with instructions compliant with Directive No. 325 and the guidelines issued by the Supervisor of Banks.

Capital Market Reform Legislation

On 10 August 2005, three laws relating to the capital market reform were published:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation see the Financial Statements for 2005.
For details on the implications of the legislation on the Bank see Note 8 to the Financial Statements.

Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping for Prevention of Money Laundering and Financing Terror) Order, 2006

On 25 October 2006, the amendment to the Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping) Order, 2001, was published, and will from now on be known as the "Prohibition on Money Laundering (The Banking Corporations' Requirements regarding Identification, Reporting and Record-Keeping for Prevention of Money Laundering and Financing Terror) Order" (the "Order").

Various subjects were included in the amended Order, including certain concessions for banking corporations. However, its principal purpose is the extension of the Order's directives to credit cards, and the practical implementation of the directives of the Prohibition on Financing Terror Law, 2005.

For the first time, the Order has been applied to credit cards and, as such, it imposes various obligations both on the banks that themselves issue the cards, and on the issue of cards though companies that are banking auxiliary corporations engaged in issuing credit cards.

Furthermore, for the purposes of implementing the directives of the Prohibition on Financing Terror Law, 2005, the Order has been amended on a number of matters, with stricter provisions mainly with regard to transactions with financial institutions in a state or territory mentioned in the Fourth Schedule to the Order. An obligation was included in the Order requiring banking corporations to examine the persons executing certain transactions and the parties to certain transactions against the names mentioned in the list of organizations and persons declared as "a declared terror organization" or a as "person dealing in terror", at the time of executing certain transactions. In addition, the intensified reporting obligations have been imposed in relation to the transactions executed by the entities detailed above.

The amendment to the Order will come into effect in stages. A number of matters, principally those that do not require preparations on the part of the banking corporations, come into effect immediately. A number of matters requiring extensive computerized, managerial and training preparations will come into effect within periods of 6 to 9 months, while, in some cases, the Supervisor has the authority to extend the period by an additional identical period. The Bank will need to make preparations for implementing the amendments.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2005, other than as detailed in Note 2 to the Financial Statements.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assessments.

The estimates and assessments are generally based on economic forecasts, assessments regarding the various markets and past experience after due consideration and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2005 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period January – September of 2006, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2005.

For further details, see pages 48 - 52 of the Annual Report for 2005.

Employee Rights

In addition to pension and/or severance payments (according to individual choice), "Leumi alumni" are entitled to additional benefits, principally gifts on religious festivals and participation in the costs of additional welfare and social activities.

"Leumi alumni" – persons who have ended their employment with the Bank at any age, following completion of 25 years of employment with the Bank, or who have ended their employment at the age of 65 or more, following completion of at least 15 years of employment.

In the second quarter of 2006, the anticipated costs in respect of the above entitlements for the period following the period of employment were recorded pursuant to an actuarial calculation, as accrued at 30 June 2006. The amount accrued as of that date, amounted to some NIS 80 million, after the effect of taxes. In the third quarter of the year, an additional provision was made in the amount of some NIS 1 million.

The Bank recorded the cost of the entire accumulated amount in salary expenses in the second quarter of 2006, and not by way of re-statement, pursuant to the American Interim Financial Report APB28 Standard. According to the Standard, in determining materiality for the purposes of financial reporting for the interim period, with regard to the effect of accounting changes or correction of errors, these should be related to the amount of the expected annual profit, and the effect on the profitability trend. Pursuant to the Standard, separate disclosure will be made in the interim financial statements with regard to corrections that are material in relation to the interim period, even though they are not material in relation to the expected annual profit and profitability trend.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group's during the first nine months of 2006 amounted to NIS 2,460 million, compared with NIS 1,674 million during the corresponding period in 2005, an increase of 47.0%.

The increase in the Group's net profit during the first nine months of 2006 compared with the corresponding period in 2005 is explained primarily by the following factors:*

1. An increase in the profit from extraordinary operations resulting from the sale of some of the non-banking ("real") holdings and from the sale of the activities of the Psagot-Ofek Group, in respect of which a profit of NIS 1,366 million was recorded. For further details see pages 58 and 67 to 69 and Notes 7 and 8 below.

2. A decrease in the provision for doubtful debts in the amount of NIS 437 million, a decrease of 39.5% before the effect of taxes.

3. An increase in profit from net interest income before provision for doubtful debts amounting to NIS 218 million, before the effect of taxes.

4. An increase in operating and other income of NIS 81 million, before the effect of taxes, principally resulting from an increase in income from customers' activity in the capital market, payment system services, credit management, credit cards and income from dividends.

On the other hand, the following factors partially offset the aforementioned increase:

1. An increase in operating and other expenses (including salaries) amounting to NIS 1,035 million, an increase of 23.3%, before the effect of taxes. On neutralizing the special expenses, as detailed below, the increase was of 10.1%.

2. A decrease in the Group's share in the profits of companies included on the equity basis amounting to NIS 171 million, net.

3. An effective tax rate which was higher in 2006 than during the corresponding period in 2005 by 11.5 percentage points as detailed below.

* Before minority interests in consolidated companies.

In the third quarter of 2006, the net profit amounted to NIS 970 million, compared with NIS 568 million during the corresponding period in 2005, an increase of 70.8%.

The increase in the Group's net profit in the third quarter of 2006 compared with the corresponding period in 2005 is explained by the increase in net profit from extraordinary operations amounting to NIS 677 million, as a result of the sale of the activities of the Psagot-Ofek Group, for which a net profit of NIS 682 million was recorded.

On the other hand, the following factors partially offset the aforementioned increase:

1. An increase in operating and other expenses (mainly in the salary item) amounting to NIS 183 million, an increase of 11.4%, before the effect of taxes. On neutralizing the special expenses as detailed below, the increase was of 4.9%.

2. An increase in the provision for doubtful debts amounting to NIS 116 million, before the effect of taxes.

3. A decrease in operating and other income amounting to NIS 81 million, before the effect of taxes, mainly as a result of profits from the severance pay fund in the corresponding quarter in 2005.

4. A decrease in the profit from net interest income before provision for doubtful debts amounting to NIS 26 million, before the effect of taxes.

5. A decrease in the Group's share in the profits of companies included on the equity basis by NIS 8 million.

6. An effective taxation rate during the third quarter of 2006 higher by 10.2 percentage points compared with the corresponding period in 2005 as detailed below.

Net interest income before provision for doubtful debts in the Leumi Group during the first nine months of 2006 amounted to NIS 5,159 million, compared with NIS 4,941 million in the corresponding period in 2005, an increase of 4.4%.

In the third quarter of the year, net interest income before provision for doubtful debts amounted to NIS 1,718 million, compared with NIS 1,744 million in the corresponding period in 2005, a decrease of 1.5%.

The increase in the Group's net interest income before provision for doubtful debts during the first nine months of 2006 compared with the corresponding period in 2005 stems mainly from an increase of 4.1% in the volume of financial transactions and an increase of 0.30% in the total interest margin. Moreover, income amounting to only NIS 2 million from the sale of debentures and from adjustments to fair value of debentures for trading, compared with income of NIS 167 million in the corresponding period in 2005, partly offset the aforementioned increase.

The decrease in net interest income before the provision for doubtful debts in the third quarter of 2006 derives mainly from a decrease in the fair value of derivatives, which are presented according to fair value, and the balance sheet amounts that serve as hedging for this activity are presented on an accrual basis.

The following table sets out the development of net interest income according to principal operational segments:

Segment	Nine months ending		% Change
	30 September 2006	30 September 2005	
	NIS millions		
Households	**1,633**	1,370	19.2
Small businesses	**655**	576	13.7
Corporate banking	**1,139**	1,116	2.1
Commercial banking	**869**	771	12.7
Construction and real estate	**473**	479	(1.3)
Private banking	**258**	221	16.7
Financial management	**133**	367	(63.8)
Other	**(1)**	41	(102.4)
	5,159	4,941	4.4

Total Interest Margin (excluding transactions in derivatives) in the first nine months of 2006 was 1.99%, compared with 2.38% during the corresponding period in 2005. The interest margin including derivative transactions was 1.89% during the first nine months of 2006, compared with 1.59% during the corresponding period in 2005, and 1.60% for the whole of 2005.

Most of the improvement in the interest margin originates from an increase in the interest margin in the unlinked shekel sector of 0.36%, which was also affected by the raising of interest rates by the Bank of Israel.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.66%, compared with 2.70% (in annual terms) during the corresponding period in 2005.

The Provision for Doubtful Debts of the Leumi Group in the first nine months of 2006 amounted to NIS 668 million, compared with NIS 1,105 million in the corresponding period of 2005, a decrease of 39.5%. In the third quarter of 2006, the provision for doubtful debts amounted to NIS 282 million, compared with NIS 166 million in the corresponding 2005 period, an increase of 69.9%.

The specific provisions decreased by 42.0% as a result of the continued trend of improvement in the economy and an improvement in the companies' positions. See below for further details regarding the decrease in the provisions for doubtful debts.

The additional and general provision for doubtful debts in respect of risks that are not identified in the credit portfolio and that are based on the risk characteristics in the credit portfolio, and also in respect of a sectorial credit excess, increased by NIS 22 million in the first nine months of the year, compared with a reduction of NIS 9 million in the corresponding period in 2005 and a reduction of NIS 1 million for the whole of 2005.

The increase stems mainly from an increase in the sectoral excess in construction and real estate credit from 0.22% to 1.23%, and as a result the additional provision was increased by some NIS 47 million. The excess arose mainly from a decrease in credits in other sectors. This increase was partially offset by a decrease in other items, including overseas.

The overall rate of the provision for doubtful debts in the first nine months of 2006 was 0.51% of total credit to the public (in annual terms), compared with a rate of 0.84% in the corresponding period in 2005 and compared with 0.80% for the whole of 2005. The rates of the overall provision for doubtful debts compared with overall credit risk (balance sheet and off-balance sheet) were 0.33%, 0.55% and 0.53% respectively.

The following table sets out the quarterly development of the provision for doubtful debts:

	2006			2005			
	Third Quarter	Second quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions						
Specific provision	**295**	**184**	**167**	313	205	477	432
Additional provision	**(13)**	**1**	**34**	8	(39)	17	13
Total	**282**	**185**	**201**	321	166	494	445
The provision as a percentage of total credit to the public (on annual basis)	**0.64**	**0.41%**	**0.45%**	0.73%	0.38%	1.17%	1.06%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 1,067 million (constituting 0.60% of total credit to the public) on 30 September 2006, compared with NIS 1,040 million at the end of 2005.

This provision is presented without the effect of taxes. Having regard to the current statutory tax rate, this provision is equivalent to a specific provision of some NIS 1,798 million, constituting some 1.02% of total credit to the public.

The following table sets out the development of the provisions for doubtful debts according to principal operational segments:

Segment	**Nine months ending**			
	30 September 2006		30 September 2005	
	(NIS millions)	**% ***	(NIS millions)	%*
Households	**230**	**0.7**	112	0.3
Small businesses	**64**	**0.6**	41	0.5
Corporate banking	**163**	**0.4**	671	2.4
Commercial banking	**123**	**0.5**	133	0.6
Construction and real estate	**114**	**0.7**	132	0.9

* Percentage of total credit at the end of the period on an annual basis.

Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the first nine months of 2006 amounted to NIS 4,491 million, compared with NIS 3,836 million during the corresponding period in 2005, an increase of 17.1%. In the third quarter of 2006, profit from net interest income after provision for doubtful debts amounted to NIS 1,436 million, compared with NIS 1,578 million in the corresponding period in 2005, a decrease of 9.0%.

Total Operating and Other Income of the Leumi Group in the first nine months of 2006 amounted to NIS 2,890 million, compared with NIS 2,809 million in the corresponding period in 2005, an increase of 2.9%. In the third quarter of 2006, total operating and other income amounted to NIS 935 million, compared with NIS 1,016 million in the corresponding period in 2005, a decrease of 8.0%.

The increase in operating and other income in the first nine months of the year compared with the corresponding period in 2005 derives mainly from: an increase in income of some 26.4% in commissions from payment system services - when neutralizing the effect of new commissions in respect of the waiver of commissions on the operation of the commission baskets, the increase was 9.8% - dealing with credits and preparing contracts, some 31.5%, income from customers' operations in the capital market, some 5.8%, and income from credit cards, some 13.7%. On the other hand, income from account management charges decreased by some 37.9% and partially offset these increases. When neutralizing compensatory income in respect of the operation of the new commission baskets, which were recorded in other commission items, the decrease was 12.8%. Further, the increase was offset by the absence of profits from the severance pay reserves, compared with income of NIS 118 million in 2005.

The decrease during the third quarter of the year derives from the profits in the corresponding quarter in 2005 amounting to NIS 101 million from the severance pay reserve that were partially offset by the income from commissions on payment system services, dealing with credits and preparing contracts and from credit cards

The reform of the capital market came into effect as from the second quarter of 2006 and the **Bank** began to charge distribution fees in respect of mutual funds that it distributes. A total of NIS 59.4 million was collected during the second and third quarters.

The increase in income from profits on investments in shares derives from recording the partial repayment of a debt of a particular customer amounting to NIS 50 million as a dividend, in accordance with the directives of the Supervisor of Banks, during the second quarter of the year. (In accordance with the same directive, the debt is presented as an investment in shares that are available for sale).

The ratio of operating and other income to total income (i.e. net interest income before the provision for doubtful debts and operating and other income) was 35.9%, compared with 36.2% during the corresponding period in 2005 and 35.9% for the whole of 2005.

Operating and other income cover 52.7% of operating and other expenses and, on neutralizing special expenses as detailed below, 61.1%, compared with cover of 63.2% during the corresponding period in 2005 and compared with 61.3% for the whole of 2005.

Commission Update

On 23 October 2006, the Bank announced an update of some of the commission tariffs. This update relates to commissions in the fields of securities, foreign currency and credits. Most of these commissions have not been updated for 4 to 8 years and the current update reflects the rise in costs and the adaptation of the commissions to the types of services. However, it should be noted that, pursuant to the principles of the package deal for household accounts of December 2005, the commissions relating to the households' commission baskets were not updated despite the fact that their freezing period ended in May 2006. Recently, the Supervisor of Banks called upon the banking system to cancel part of the increases in rates announced by the various banks.

Discussions are being held between the Bank and the Supervisor. During November 2006, two proposed amendments to the Banking (Service to Customer) Law were proposed by members of the Knesset, the purpose of which is to impose supervision on commissions. The discussion on the proposed laws is in its preliminary stages.

Total Operating and Other Expenses of the Leumi Group in the first nine months of 2006 amounted to NIS 5,483 million, compared with NIS 4,448 million during the corresponding period in 2005, an increase of 23.3%. On neutralizing special expenses, as detailed below, the rate of increase was 10.1%. In the third quarter of the year, total operating and other expenses amounted to NIS 1,782 million, compared with NIS 1,599 million during the corresponding period in 2005, an increase of 11.4%. On neutralizing special expenses, as detailed below, the rate of increase was 4.9%.

Salary expenses (including the cost of voluntary retirement) amounted to NIS 3,570 million in the first nine months of 2006, an increase of 30.8% compared with the corresponding period in 2005. The increase in salary expenses of NIS 841 million derives primarily from the adoption of new mortality tables published by the Supervisor of Insurance, which increased the actuarial liability by NIS 136 million, and from a provision for holiday gifts to the Bank's alumni amounting to NIS 91 million (for further details, see Note 9 to the Financial Statements), from an increase in the severance pay and pension provision as a result of an increase in the value of the liability for severance pay that was higher than the increase in the severance pay fund, by the sum of NIS 24 million, from the effect of recording the expenses in respect of the issue of options to the employees of NIS 163 million and from the effect of recording the benefit in respect of the sale of shares to the employees by the State amounting to NIS 212 million and from the expenses for voluntary retirement amounting to NIS 164 million. On the other hand, the decrease in the rate of salary tax reduced salary expenses by some NIS 38 million, and the aforementioned special expenses amounted to some NIS 752 million, compared with NIS 152 million in the corresponding period in 2005. On neutralizing these sums, salary expenses increased by 9.4%. The increase in salary expenses of some 11.8% in the third quarter stems mainly from recording the aforementioned special salary expenses and, on neutralizing these expenses, salary expenses increased by 1.0%.

In the third quarter of the year a provision for voluntary retirement amounting to NIS 159 million was recorded, compared with NIS 108 million recorded in the corresponding period in 2005. For further details, see page 78 below.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) increased by NIS 194 million in the first nine months of 2006, an increase of 11.3%, compared with the corresponding period in 2005. Most of the increase was in the marketing and advertising items, legal and professional counseling and depreciation.

Operating expenses constitute 68.1% of total income and 58.8% on neutralizing the special salary expenses detailed above, compared with 57.4% in the corresponding period in 2005, and 55.9% on neutralizing voluntary retirement expenses, and compared with 58.7% for the whole of 2005.

Total operating and other expenses (in annual terms) constitute 2.68% of total assets, compared with 2.25% in the corresponding period in 2005, and 2.22% for the whole of 2005.

Operating Profit before Taxes of the Leumi Group in the first nine months of 2006 amounted to NIS 1,898 million, compared with NIS 2,197 million in the corresponding 2005 period, a decrease of 13.6%, and on neutralizing special salary expenses, an increase of 12.8%. In the third

quarter of the year, operating profit before taxes amounted to NIS 589 million, compared with NIS 995 million in the corresponding period in 2005, a decrease of 40.8%, and on neutralizing special salary expenses, a decrease of 26.7%.

Provision for Taxes on Operating Profit of the Leumi Group in the first nine months of 2006 amounted to NIS 981 million, compared with NIS 883 million in the corresponding period in 2005. The rate of provision in the said period was some 51.7% of the pre-tax profit, compared with 40.2% in the corresponding period in 2005 (an increase of 11.5 percentage points).

The increase in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and that were negative in the said period, compared with positive rates in the corresponding period in 2005, an effect of some 5.4 percentage points.

2. Unrecognized expenses relating to the issue of options and the sale of shares to employees, an effect of some 2.7 percentage points.

3. The reduction of the rate of profits tax from 17% to 15.5% caused an adjustment of deferred taxes of NIS 25 million, an effect of some 1.3 percentage points. For further details, see page 78 below.

4. Recording deferred taxes to be received pursuant to an arrangement with the tax authorities during the first half of 2005 amounting to some NIS 59 million, which had an effect in the previous year of 2.7 percentage points.

On the other hand, the reduction of the company tax rate from 34% in the first nine months of 2005 to 31% in 2006 partially offset the said increase.

Operating Profit after Taxes amounted to NIS 917 million in the first nine months of 2006, compared with NIS 1,314 million in the corresponding period in 2005, a decrease of 30.2%, and on neutralizing special expenses, an increase of 2.9%. In the third quarter of the year, operating profit after taxes amounted to NIS 246 million, compared with NIS 517 million in the corresponding period in 2005, a decrease of 52.4%, and on neutralizing special salary expenses, a decrease of 33.6%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 143 million in the first nine months of 2006, compared with NIS 314 million in the corresponding period in 2005, a decrease of 54.5%. In the third quarter of the year, the Group's share in operating profit after taxes of companies included on the equity basis amounted to NIS 45 million, compared with NIS 53 million in the corresponding period in 2005, a decrease of 15.1%. As of the second quarter of 2006, recording of profits on the equity basis was discontinued in respect of Africa Israel Investments, the holding in which was sold on 27 March 2006, and in respect of Migdal Insurance and Financial Holdings, 10% of the holding in which was sold on 15 March 2006. Furthermore, there was a decrease in the profit of The Israel Corporation.

Minority Interests in the Losses of the Group amounted to a loss of NIS 3 million in the first nine months of 2006, compared with a loss of NIS 15 million in the corresponding period in 2005.

Net Operating Profit amounted to NIS 1,063 million in the first nine months of 2006, compared with NIS 1,643 million in the corresponding period in 2005, a decrease of 35.3%. In the third quarter of the year, net operating profit amounted to NIS 296 million, compared with NIS 571 million in the corresponding period in 2005, a decrease of 48.2%. On neutralizing special salary expenses, as detailed above, there were decreases of 8.3% and 31.4%, respectively.

Net After-Tax Profit from Extraordinary Items amounted to NIS 1,397 million in the first nine months of 2006, compared with NIS 31 million in the corresponding period in 2005. This profit derives from the sale of the Bank's holdings in Africa Israel Investments and of 10% out of the Bank's holdings in Migdal Insurance and Financial Holdings and from the sale of the activities of the Psagot-Ofek Group. For further details, see pages 58 and 67 to 69 below and Notes 7 and 8 to the Financial Statements.

Ratio of Operating Profit before Taxes to Net Shareholders' Equity* reached 18.3% in annual terms in the first nine months of 2006, compared with 22.3% in the corresponding period in 2005.

Ratio of Net Operating Profit to Shareholders' Equity (Net Return on Equity*) reached 8.7% in annual terms in the first nine months of 2006, compared with 13.2% in the corresponding period in 2005.

Net Operating Profit per share reached NIS 0.752 during the first nine months of 2006, compared with NIS 1.162 in the corresponding period in 2005.

Net Profit per share reached NIS 1.740 in the first nine months of 2006, compared with NIS 1.184 in the corresponding period in 2005.

Return on Shareholders' Equity in Annual Terms (excluding minority interests) of [a]:

	2006	2005
	First Nine months ending 30 September	
	%	
Net profit	**21.0**	15.2
Net operating profit	**9.0**	14.9

	2006			2005			
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
		%					
Net profit	**24.3(f)**	**9.0**	**30.8(e)**	11.5(d)	14.9(c)	15.8(b)	14.9
Net operating profit	**7.0**	**8.8**	**10.4**	10.3	15.0(c)	14.7	14.9

The return on equity was considerably affected by special salary expenses as detailed on page 26 of the Report.

*Shareholders' equity together with minority interests, less capital investments in companies included on the equity basis. The profit does not include the profit of the companies included on the equity basis.

Following are the returns on neutralizing these effects:

	2006	2005
	Nine Months ending 30 September	
	%	
Net profit	**25.6**	16.0
Net operating profit	**13.4**	15.7

	2006		
	Third Quarter	Second Quarter	First Quarter
	%		
Net profit	**28.1(f)**	**15.0**	35.3(e)
Net operating profit	**10.4**	**14.7**	14.3

(a) The calculation of the return relates to the shareholders' equity at the beginning of each period.

(b) Includes a profit of NIS 34 million from extraordinary items which reflects 0.9% of the return for the second quarter of 2005.

(c) And on neutralizing voluntary retirement expenses amounting to NIS 109 million, 16.6% and 16.7% respectively.

(d) Includes a profit of NIS 46 million from extraordinary items which reflects 1.1% of the return for the fourth quarter of 2005.

(e) Includes a profit of NIS 712 million from extraordinary items (as detailed on page 58) which reflects 19.0% of the return for the first quarter of 2006.

(f) Including a profit of NIS 674 million from extraordinary items (as detailed on pages 67 to 69), which reflects 17.3% of the return for the third quarter of 2006.

The Structure and Development of Assets and Liabilities (1)

Total Assets of the Leumi Group as of 30 September 2006 amounted to NIS 273.7 billion, compared with NIS 272.8 billion at the end of 2005, an increase of 0.3% and an increase of 3.4% compared with 30 September 2005.

The value of the assets in or linked to foreign currency was some NIS 120.3 billion, some 44.0% of total assets. During the first nine months of the year, the shekel appreciated against the US dollar by 6.54%, against the currency basket by 4.54% and against the Euro by 3.34%. The change in the rate of exchange contributed to a decrease of 2.2% in total assets.

Deposits of the public amounted to NIS 222.0 billion as of 30 September 2006, compared with NIS 221.8 billion as of 31 December 2005, an increase of 0.1%, and an increase of 3.0% compared with 30 September 2005. The moderate increase is explained by the appreciation of the shekel against the US dollar.

On neutralizing the effect of the appreciation of the shekel in relation to foreign currency, deposits of the public increased by some 2.3% since the beginning of the year.

(1) The changes in percentages were calculated according to the balances in NIS millions.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	30 September 2006	31 December 2005	% Change
	NIS millions		
Households	**112,683**	110,364	2.1
Small businesses	**13,254**	11,391	16.4
Corporate banking	**24,005**	28,616	(16.1)
Commercial banking	**24,261**	23,227	4.5
Construction and real estate	**3,389**	3,150	7.6
Private banking	**36,069**	35,008	3.0
Financial Management and other	**8,335**	10,072	(17.2)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 16.1 billion on 30 September 2006, compared with NIS 17.3 billion on 31 December 2005, a decrease of 7.0%, and an increase of 7.6% compared with 30 September 2005.

Off-balance sheet activity

The following table sets out the development of balances of the customers' off-balance sheet financial assets* with the Leumi Group:

	30 September 2006	31 December 2005	Change	
	NIS millions		NIS millions	%
Securities portfolios	**262,182**	245,579	16,603	6.8
of which: Mutual funds**	**37,751**	44,748	(6,997)	(15.6)
Provident funds***	**39,349**	38,620	729	1.9
Supplementary training funds	**10,285**	10,619	(334)	(3.2)
Total	**311,816**	294,818	16,998	5.8

* Including an increase in the market value of securities.

** Including funds of all the managers in the system.

*** Including assets of customers in respect of which the Group provides operating, management or custody services.

Credit to the public totaled NIS 176.3 billion on 30 September 2006, compared with NIS 177.3 billion on 31 December 2005, a decrease of 0.6%, and an increase of 0.7%, compared with 30 September 2005. The decrease is explained by the appreciation of the shekel, mainly in relation to the dollar. On neutralizing the effect of the appreciation of the shekel in relation to foreign currencies, credit to the public increased by some 1.2%.

The balance of securities of companies in which the Group has invested totaled NIS 6,072 million on 30 September 2006, compared with NIS 6,330 million on 31 December 2005, a decrease of 4.1%.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

	30 September 2006		31 December 2005		
Economy Sectors	Overall credit risk to the public	Proportion of total	Overall credit Risk to the public	Proportion of total	Change
	NIS millions	%	NIS millions	%	%
Agriculture	**2,289**	**0.8**	2,160	0.8	6.0
Industry	**42,072**	**15.6**	40,777	15.2	3.2
Construction and real estate	**47,558**	**17.6**	47,820	17.8	(0.5)
Electricity and water	**2,663**	**1.0**	2,743	1.0	(2.9)
Trade	**31,280**	**11.6**	30,340	11.3	3.1
Hotels, accommodation and food services	**6,108**	**2.3**	6,273	2.3	(2.6)
Transportation and storage	**5,814**	**2.1**	6,360	2.4	(8.6)
Communications and computer services	**8,024**	**3.0**	8,444	3.2	(5.0)
Financial services	**30,156**	**11.2**	33,967	12.7	(11.2)
Other business services	**7,877**	**2.9**	7,570	2.8	4.1
Public and community services	**7,967**	**2.9**	7,767	2.9	2.6
Private persons - housing loans	**37,007**	**13.7**	31,448	11.7	17.7
Private persons – other	**41,616**	**15.3**	42,234	15.9	(1.5)
Total	**270,431**	**100.0**	267,903	100.0	0.9

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	**30 September 2006**	31 December 2005	Change
	NIS millions		%
Households*	**45,569**	43,668	4.4
Small businesses	**14,445**	13,476	7.2
Commercial banking	**34,841**	32,350	7.7
Corporate banking	**52,850**	57,360	(7.9)
Construction and real estate	**22,811**	24,490	(6.9)
Private banking	**4,405**	4,678	(5.8)

* Credit to households also includes housing loans (mortgages). On neutralizing this credit, credit to households increased by 12.0%. Housing loans (mortgages) to households amounted to NIS 33.4 billion at the end of September 2006, and increased by 1.8%.

The Merger of the Cable Companies

In May 2006 an agreement was signed to merge the activities of the cable companies in the broadcasting and national internal carrier fields.

Pursuant to the agreement, Matav Telecommunication Systems Ltd. (the "Merged Company") would purchase the activities of the other companies in the aforementioned fields, in exchange for taking-over obligations and/or the allotment of shares in the Merged Company.

As part of the agreement, the principles for financing the Merged Company were finalized. The financing agreement is still being negotiated and has yet to be signed.

Upon completion of the merger, the owners of each of the cable companies will hold shares in the Merged Company, pursuant to the relative number of cable television subscribers that each company had on 30 September 2005 and in accordance with additional adjustments defined in the merger agreement.

Upon completion of the merger agreement, the Bank is expected to hold some 15.3% of the shares of the Merged Company.

In the estimation of the Management of the Bank, the procedure detailed above will not have a material affect on the Bank's Financial Statements.

Agreement regarding Tower

On 24 August 2006, the banks signed an agreement with Tower Semiconductor Ltd., pursuant to a memorandum of understanding signed in May 2006. Pursuant to this agreement, the Bank converted a debt of US$ 79 million into some US$ 39.5 million convertible capital notes in the ratio of US$ 2 of debt to US$1 convertible capital note. According to the calculation, the capital notes represent a holding of some 12.79% of the shares of the company (some 9.96% of the shares of the company on full dilution). Furthermore, a reorganization of the loans was carried out, so that their repayment will commence in 2009, with a corresponding reduction in the interest payment. In parallel, The Israel Corporation invested an amount of US$ 100 million in convertible capital notes. The restructuring of the company's loans had no material affect on the Bank's Financial Statements.

Problem Loans – the following table sets out the development of the problem loans (1) (6) according to the classifications determined in the directives of the Supervisor of Banks:

	30 September 2006	30 September 2005	31 December 2005
	(NIS millions)		
Non performing	**2,637**	2,492	2,431
Restructured (2)	**1,552**	875	985
To be restructured (3)	**208**	1,082	1,070
In temporary arrears	**751**	769	698
Under special supervision*	**11,862**	12,114	12,318
Total balance sheet credit to problem borrowers (1)	**17,010**	17,332	17,502
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,082**	2,235	2,060
Debentures of problem borrowers	**10**	-	-
Other assets in respect of derivatives of problem borrowers	**37**	188	154
Total overall credit risk in respect of problem borrowers (1)	**19,139**	19,755	19,716
Assets received in respect of repaid credit	**193**	16	24
*of which: debts in respect of which there is a specific provision (4)	**6,067**	6,888	6,936
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**699**	584	673

(1) Not including problem loans that are covered by collateral that are permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof there is a decision of the banking corporation's management for restructuring, but restructuring has yet to be implemented.
(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purposes of the limits on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.

Credit to Governments amounted to NIS 905 million as at 30 September 2006, compared with NIS 848 million as at 31 December 2005, an increase of 6.7%, and compared with 30 September 2005, an increase of 1.2%.

Securities amounted to NIS 45.9 billion as at 30 September 2006, compared with NIS 47.8 billion as at 31 December 2005, a decrease of 4.1%, and compared with 30 September 2005, a decrease of 5.2%.

The Bank is a member of the Stock Exchange Clearing House Ltd and the Maof Clearing House Ltd.

As at 30 September 2006, the Bank had pledged debentures amounting to NIS 102 million to the Stock Exchange Clearing House and debentures amounting to NIS 1,381 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

On 27 September 2006, Leumi Real Holdings increased its investments in Paz Oil Company Ltd ("Paz") by US$ 19 million, in order to maintain a 19% holding in the company.

On 23 November 2006, an institutional tender was held prior to an initial public offering of Paz. Paz has advised that it intends to publish a prospectus by the end of November, under which 2,130,000 ordinary shares of NIS 5 par value and 266,250 options (Series 1) will be offered, as well as up to NIS 500 million par value (non convertible) debentures (Series B), while NIS 2.2 billion par value (non convertible) debentures (Series A) which were allotted to institutional investors will be listed for trading.

The Bank has advised Paz that it wishes to purchase through a private offering, to take place concurrently with the offer to the public, under and in accordance with the prospectus, shares and options for a monetary consideration of some NIS 40 million, which will bring the Bank's holding in the issued and paid-up capital of Paz to some 15.2%, on full dilution.

Operational Segments in the Group

The Group operates in different operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are according to characteristics defined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is detailed in the Annual Report for 2005.

The following table sets out details of the net profit according to operational segments:

Segments	For the nine months ending 30 **September 2006**	30 September 2005	Change	Net profit on neutralization of special salary expenses*	Change as compared with September 2005
	NIS millions		%	NIS millions	%
Households	**723**	344	110.2	923	143.5
Small businesses	**98**	136	(27.9)	168	13.5
Corporate banking	**433**	106	308.5	458	316.4
Commercial banking	**326**	248	31.5	371	44.9
Construction and real estate	**190**	178	6.7	197	10.1
Private banking	**90**	23	291.3	109	319.2
Financial management and other	**600**	639	(6.1)	756	14.4
Total	**2,460**	1,674	47.0	2,982	69.5

* On neutralizing special salary expenses, as detailed on page 26 above.

The extraordinary profit stemming from the sale of the activities of Psagot-Ofek has been attributed to each operational segment according to the segment's share of the income from mutual funds. Some 80% of the profit, NIS 552 million, has been attributed to the "Households" segment. The extraordinary profit from the sale of Africa Israel and Migdal Holdings has been attributed to the financial management segment.

1. Households

The following tables set out the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	**(721)**	**21**	**1**	**283**	**(416)**
Inter-segmental	**1,164**	**(3)**	**(1)**	**(178)**	**982**
Operating and other income:					
From external sources	**127**	**91**	**76**	**36**	**330**
Inter-segmental	**1**	**46**	**33**	**2**	**82**
Total income	**571**	**155**	**109**	**143**	**978**
Provisions for doubtful debts	**37**	**1**	**-**	**52**	**90**
Operating and other expenses:					
External	**556**	**107**	**95**	**52**	**810**
Inter-segmental	**-**	**-**	**-**	**3**	**3**
Operating profit (loss) before taxes	**(22)**	**47**	**14**	**36**	**75**
Provision for taxes	**19**	**14**	**6**	**15**	**54**
Net operating profit (loss)	**(41)**	**33**	**8**	**21**	**21**
Profit from extraordinary items after taxes	**-**	**-**	**552**	**-**	**552**
Net profit (loss)	**(41)**	**33**	**560**	**21**	**573**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	(809)	13	-	499	(297)
Inter-segmental	1,170	1	-	(401)	770
Operating and other income:					
From external sources	132	82	56	36	306
Inter-segmental	1	42	97	3	143
Total income	494	138	153	137	922
Provisions for doubtful debts	19	-	-	34	53
Operating and other expenses:					
External	501	95	90	42	728
Inter-segmental	-	-	-	3	3
Net operating profit (loss)	(26)	43	63	58	138
Provision for taxes	(10)	12	27	17	46
Net profit (loss)	(16)	31	36	41	92

Households (Cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the nine months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	(2,130)	55	4	999	(1,072)
Inter-segmental	3,401	(5)	(4)	(687)	2,705
Operating and other income:					
From external sources	367	269	218	95	949
Inter-segmental	3	130	165	5	303
Total income	1,641	449	383	412	2,885
Provisions for doubtful debts	73	3	-	154	230
Operating and other expenses:					
External	1,608	297	282	151	2,338
Inter-segmental	-	1	-	8	9
Operating profit (loss) before taxes	(40)	148	101	99	308
Provision for taxes	12	47	41	37	137
Net operating profit (loss)	(52)	101	60	62	171
Profit from extraordinary items after taxes	-	-	552	-	552
Net profit (loss)	(52)	101	612	62	723
% Return on equity					32.8

Average balance of assets	10,443	1,412	97	33,264	45,216
Average balance of liabilities	104,678	51	-	12,949	117,678
Average balance of risk assets	9,173	5,369	107	27,234	41,883
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	58,395	-	58,395
Average balance of securities	-	-	34,633	-	34,633
Average balance of other assets under management	286	-	-	8,492	8,778
Balance of credit to the public as of 30 September 2006	11,058	1,028	68	33,415	45,569
Balance of deposits of the public as of 30 September 2006	104,327	7	-	8,349	112,683

Households (Cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the nine months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	(1,997)	39	1	1,366	(591)
Inter-segmental	3,046	2	(1)	(1,086)	1,961
Operating and other income:					
From external sources	375	233	179	101	888
Inter-segmental	2	116	264	6	388
Total income	1,426	390	443	387	2,646
Provisions for doubtful debts	38	1	-	73	112
Operating and other expenses:					
External	1,292	253	280	128	1,953
Inter-segmental	-	-	-	8	8
Operating profit before taxes	96	136	163	178	573
Provision for taxes	42	48	71	68	229
Net profit	54	88	92	110	344
% Return on equity					16.2
Average balance of assets	9,098	1,148	42	32,938	43,226
Average balance of liabilities	102,318	47	-	12,885	115,250
Average balance of risk assets	8,108	5,270	42	25,767	39,187
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	53,983	-	53,983
Average balance of securities	-	-	25,458	-	25,458
Average balance of other assets under management	275	-	-	8,611	8,886
Balance of credit to the public as of 31 December 2005	9,846	879	130	32,813	43,668
Balance of deposits of the public as of 31 December 2005	101,594	3	-	8,767	110,364

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 1,901 million, compared with the end of 2005, an increase of 4.4%. On neutralizing housing loans, credit increased by 12.0% and housing loans increased by 1.8%. Deposits of the public increased by NIS 2,319 million, an increase of 2.1% compared with the end of 2005.

Pension Counseling

Following the legislation of August 2005, implementing the reform in the capital market, the Bank is making preparations to obtain a license to engage in pension counseling from the Supervisor of the Capital Market, Insurance and Savings.

The Bank intends to begin pension counseling activities in 2007, subject to receipt of the said license.

As a pre-condition for the receipt of the license, the banking activities must be adapted to the new business environment. The Bank has been making preparations for this during the course of 2006, as follows:

Structural adaptation – as part of the implementation of the reform, Leumi was required to sell its holdings in mutual fund and provident fund management companies, and to reduce its holdings in other companies, such as insurance companies. For additional details regarding the sales carried out by the Bank, see pages 67 to 69 and Note 8.

Recruiting and training personnel - the Bank is training investment counselors as pension counselors, and is also recruiting and training pension counselors for the branches and districts.

Computer preparations – the Bank is developing a counseling support system, which will assist the pension counselors in advising customers regarding investments in pension products adapted to their particulars, needs and preferences. In addition, the Bank is preparing to set-up two-way interfaces with institutional bodies who manage pension products, for the purposes of transfer of information and executing ongoing transactions.

Preparation of procedures and work routines – work procedures are being written and adapted to the new business environment and work routines are being developed for pension counselors, to ensure the existence of correct work processes.

Signing of distribution agreements – the Bank is in advanced stages of negotiations with most of the institutional bodies who manage pension products, to finalize agreements for the arrangement of distribution of pension products. Up to now, a number of distribution agreements have been signed relating to provident and pension funds

Main Changes in Net Profit

In the first nine months of 2006, net profit in the households segment totaled NIS 723 million, compared with NIS 344 million in the corresponding period in 2005, an increase of 110.2%. The increase in net profit stems from the segment's share in the profit from extraordinary items from the sale of the activities of Psagot-Ofek, in the amount of NIS 552 million. Net operating profit amounted to NIS 171 million, compared with NIS 344 million, a decrease of 50.3% (on neutralizing the special salary expenses as detailed below, profit decreased by 2.3%). The decrease in profit stems from an increase in the provisions for doubtful debts in the mortgage sector (Leumi Mortgage Bank, see Note 2B to the Financial Statements) and an increase in operating expenses of NIS 386 million, of which some NIS 225 million is from the effect of the benefit in respect of the sale of shares to employees and the allotment of options to employees, and of voluntary retirement. Total income grew by NIS 239 million, which partially offset the above.

2. Small Businesses

The following tables set out the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas Companies	Total
	For the three months ending 30 September 2006					
	NIS millions					
Net interest income:						
From external sources	**238**	**6**	**1**	**2**	**5**	**252**
Inter-segmental	**(17)**	**(1)**	-	**(1)**	**(2)**	**(21)**
Operating and other income:						
From external sources	**93**	**15**	**4**	-	**6**	**118**
Inter-segmental	**(1)**	**(4)**	**1**	**1**	-	**(3)**
Total income	**313**	**16**	**6**	**2**	**9**	**346**
Provisions for doubtful debts	**32**	-	-	-	**1**	**33**
Operating and other expenses:						
External	**244**	**11**	**6**	-	**25**	**286**
Inter-segmental	**1**	-	-	-	-	**1**
Operating profit (loss) before taxes	**36**	**5**	-	**2**	**(17)**	**26**
Provision for taxes	**28**	**1**	-	**1**	-	**30**
Net operating profit (loss)	**8**	**4**	-	**1**	**(17)**	**(4)**
Profit from extraordinary items after taxes	-	-	**24**	-	-	**24**
Net profit (loss)	**8**	**4**	**24**	**1**	**(17)**	**20**

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	226	5	1	2	234
Inter-segmental	(37)	-	-	(2)	(39)
Operating and other income:					
From external sources	96	27	3	-	126
Inter-segmental	-	(14)	6	1	(7)
Total income	285	18	10	1	314
Provisions for doubtful debts	9	-	-	-	9
Operating and other expenses:					
External	220	12	6	-	238
Inter-segmental	-	-	-	-	-
Operating profit before taxes	56	6	4	1	67
Provision for taxes	22	3	3	1	29
Net profit	34	3	1	-	38

Small Businesses (Cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas Companies	Total
	For the nine months ending 30 September 2006					
	NIS millions					
Net interest income:						
From external sources	**713**	**15**	**6**	**6**	**5**	**745**
Inter-segmental	**(74)**	**(5)**	**(5)**	**(4)**	**(2)**	**(90)**
Operating and other income:						
From external sources	**275**	**57**	**12**	**-**	**6**	**350**
Inter-segmental	**-**	**(22)**	**11**	**1**	**-**	**(10)**
Total income	**914**	**45**	**24**	**3**	**9**	**995**
Provisions for doubtful debts	**63**	**-**	**-**	**-**	**1**	**64**
Operating and other expenses:						
External	**696**	**37**	**17**	**-**	**25**	**775**
Inter-segmental	**1**	**-**	**-**	**-**	**-**	**1**
Operating profit (loss) before taxes	**154**	**8**	**7**	**3**	**(17)**	**155**
Provision for taxes	**75**	**3**	**3**	**1**	**-**	**82**
Net operating profit (loss)	**79**	**5**	**4**	**2**	**(17)**	**73**
Minority interests in losses of consolidated companies	**-**	**1**	**-**	**-**	**-**	**1**
Profit from extraordinary items after taxes	**-**	**-**	**24**	**-**	**-**	**24**
Net profit (loss)	**79**	**6**	**28**	**2**	**(17)**	**98**
% Return on equity						**15.9**
Average balance of assets	**13,314**	**177**	**161**	**100**	**227**	**13,979**
Average balance of liabilities	**11,897**	**67**	**-**	**-**	**161**	**12,125**
Average balance of risk assets	**10,492**	**703**	**189**	**99**	**-**	**11,483**
Average balance of assets of provident funds, mutual funds and supplementary training funds	**-**	**-**	**5,461**	**-**	**-**	**5,461**
Average balance of securities	**-**	**-**	**2,788**	**-**	**-**	**2,788**
Average balance of other assets under management	**438**	**-**	**-**	**-**	**-**	**438**
Balance of credit to the public as of 30 September 2006	**13,788**	**156**	**80**	**105**	**316**	**14,445**
Balance of deposits of the public as of 30 September 2006	**12,639**	**-**	**-**	**-**	**615**	**13,254**

Small Businesses (Cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the nine months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	642	14	4	5	665
Inter-segmental	(79)	(3)	(3)	(4)	(89)
Operating and other income:					
From external sources	271	77	12	-	360
Inter-segmental	1	(41)	19	1	(20)
Total income	835	47	32	2	916
Provisions for doubtful debts	41	-	-	-	41
Operating and other expenses:					
External	576	37	19	-	632
Inter-segmental	-	-	-	-	-
Operating profit before taxes	218	10	13	2	243
Provision for taxes	95	5	6	1	107
Net profit	123	5	7	1	136
% Return on equity					24.0
Average balance of assets	12,179	178	152	104	12,613
Average balance of liabilities	10,480	77	-	-	10,557
Average balance of risk assets	9,582	734	152	104	10,572
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	5,124	-	5,124
Average balance of securities	-	-	2,032	-	2,032
Average balance of other assets under management	435	-	-	-	435
Balance of credit to the public as of 31 December 2005	12,973	155	250	98	13,476
Balance of deposits of the public as of 31 December 2005	11,391	-	-	-	11,391

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 969 million compared with the end of 2005, an increase of 7.2%. Deposits of the public increased by NIS 1,863 million, an increase of 16.4%.

Main Changes in the Net Profit

In the first nine months of 2006, net profit in the small businesses segment totaled NIS 98 million, compared with NIS 136 million in the corresponding period in 2005, a decrease of 27.9%. Net operating profit amounted to NIS 73 million, compared with NIS 136 million in the corresponding period in 2005, a decrease of 46.3%. The decrease in profit stems from an increase of NIS 144 million in operating expenses of which NIS 78 million is in special salary expenses. On the other hand, income increased by NIS 79 million, which partially offset the increase in expenses. On neutralizing special salary expenses, net operating profit amounted to NIS 144 million, a decrease of 3.3%.

3. Corporate Banking

The following tables set out the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	**591**	**7**	**-**	**74**	**672**
Inter-segmental	**(306)**	**(3)**	**-**	**25**	**(284)**
Operating and other income:					
From external sources	**39**	**40**	**5**	**9**	**93**
Inter-segmental	**-**	**(33)**	**-**	**-**	**(33)**
Total income	**324**	**11**	**5**	**108**	**448**
Provisions for doubtful debts	**69**	**-**	**-**	**4**	**73**
Operating and other expenses:					
External	**86**	**18**	**4**	**38**	**146**
Inter-segmental	**1**	**1**	**-**	**27**	**29**
Operating profit (loss) before taxes	**168**	**(8)**	**1**	**39**	**200**
Provision for taxes	**70**	**(1)**	**-**	**12**	**81**
Net operating profit (loss)	**98**	**(7)**	**1**	**27**	**119**
Profit from extraordinary items after taxes	**-**	**-**	**10**	**-**	**10**
Net profit (loss)	**98**	**(7)**	**11**	**27**	**129**

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	605	3	-	58	666
Inter-segmental	(292)	-	-	50	(242)
Operating and other income:					
From external sources	34	22	6	10	72
Inter-segmental	(1)	(19)	3	-	(17)
Total income	346	6	9	118	479
Provisions for doubtful debts	41	-	-	(2)	39
Operating and other expenses:					
External	84	10	3	42	139
Inter-segmental	1	-	-	29	30
Operating profit (loss) before taxes	220	(4)	6	49	271
Provision for taxes	90	(1)	3	14	106
Net profit (loss)	130	(3)	3	35	165

Corporate Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	1,791	14	1	197	2,003
Inter-segmental	(968)	(5)	(1)	110	(864)
Operating and other income:					
From external sources	175	104	15	31	325
Inter-segmental	1	(86)	5	-	(80)
Total income	999	27	20	338	1,384
Provisions for doubtful debts	159	-	-	4	163
Operating and other expenses:					
External	252	52	12	119	435
Inter-segmental	2	1	-	94	97
Operating profit (loss) before taxes	586	(26)	8	121	689
Provision for taxes	236	(7)	3	34	266
Net operating profit	350	(19)	5	87	423
Profit from extraordinary items after taxes	-	-	10	-	10
Net profit (loss)	350	(19)	15	87	433
% Return on equity					13.2

Average balance of assets	46,423	46	24	10,973	57,466
Average balance of liabilities	18,948	134	-	12,565	31,647
Average balance of risk assets	49,276	147	29	11,606	61,058
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,679	55	3,734
Average balance of securities	-	-	47,789	1,085	48,874
Average balance of other assets under management	649	-	-	-	649
Balance of credit to the public as of 30 September 2006	42,245	2	10	10,593	52,850
Balance of deposits of the public as of 30 September 2006	14,126	-	-	9,879	24,005

Corporate Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	1,272	6	-	180	1,458
Inter-segmental	(465)	-	-	123	(342)
Operating and other income:					
From external sources	109	62	16	33	220
Inter-segmental	2	(52)	9	-	(41)
Total income	918	16	25	336	1,295
Provisions for doubtful debts	665	-	-	6	671
Operating and other expenses:					
External	225	34	10	121	390
Inter-segmental	3	-	-	86	89
Operating profit (loss) before taxes	25	(18)	15	123	145
Provision for taxes	2	(6)	7	36	39
Net profit (loss)	23	(12)	8	87	106
% Return on equity					3.3
Average balance of assets	46,250	27	17	10,035	56,329
Average balance of liabilities	19,627	108	-	12,454	32,189
Average balance of risk assets	47,776	134	17	10,199	58,126
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,569	-	4,569
Average balance of securities	-	-	38,710	1,104	39,814
Average balance of other assets under management	672	-	-	-	672
Balance of credit to the public as of 31 December 2005	47,065	1	39	10,255	57,360
Balance of deposits of the public as of 31 December 2005	16,405	-	-	12,211	28,616

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased by NIS 4,510 million, 7.9%, compared with the end of 2005. Most of the decrease stems from the reduction of one large credit which was made available towards the end of 2005 and the appreciation of the shekel against the dollar. Total deposits of the public decreased by NIS 4,611 million, 16.1%, mainly "jumbo" deposits.

Main Changes in Net Profit

In the first nine months of 2006, net profit in the corporate banking segment totaled NIS 433 million, compared with NIS 106 million during the corresponding period in 2005. Net operating profit amounted to NIS 423 million, compared with NIS 106 million in the corresponding period in 2005, an increase of 299.1%. The increase in profit stems mainly from a decrease of NIS 508 million in provisions for doubtful debts. In addition, income increased by NIS 89 million, 6.9%, which was partly offset by the increase in expenses amounting to NIS 53 million, 11.1%, including an increase in special salary expenses in the sum of NIS 29 million.

4. Commercial Banking

The following tables set out the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mort-gages	Overseas Activities	Total
	For the three months ending 30 September 2006					
	NIS millions					
Net interest income:						
From external sources	**305**	**4**	**1**	**2**	**63**	**375**
Inter-segmental	**(66)**	**(1)**	**(1)**	**-**	**(8)**	**(76)**
Operating and other income:						
From external sources	**60**	**11**	**20**	**1**	**9**	**101**
Inter-segmental	**1**	**(8)**	**1**	**-**	**-**	**(6)**
Total income	**300**	**6**	**21**	**3**	**64**	**394**
Provisions for doubtful debts	**54**	**-**	**-**	**-**	**-**	**54**
Operating and other expenses:						
External	**157**	**6**	**7**	**-**	**36**	**206**
Inter-segmental	**2**	**-**	**-**	**-**	**-**	**2**
Operating profit before taxes	**87**	**-**	**14**	**3**	**28**	**132**
Provision for taxes	**41**	**-**	**6**	**1**	**8**	**56**
Net operating profit	**46**	**-**	**8**	**2**	**20**	**76**
Profit from extraordinary items after tax	**-**	**-**	**46**	**-**	**-**	**46**
Net profit	**46**	**-**	**54**	**2**	**20**	**122**

	Banking and finance in Israel	Credit cards	Capital market	Mort-gages	Overseas Activities	Total
	For the three months ending 30 September 2005					
	NIS millions					
Net interest income:						
From external sources	304	3	1	10	54	372
Inter-segmental	(89)	(1)	-	(8)	(7)	(105)
Operating and other income:						
From external sources	56	12	18	-	5	91
Inter-segmental	-	(8)	6	-	-	(2)
Total income	271	6	25	2	52	356
Provisions for doubtful debts	40	-	-	-	(2)	38
Operating and other expenses:						
External	130	5	6	-	29	170
Inter-segmental	4	(1)	-	-	-	3
Operating profit before taxes	97	2	19	2	25	145
Provision for taxes	41	1	9	1	8	60
Net profit	56	1	10	1	17	85

Commercial Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mort-gages	Overseas Activities	Total
	For the nine months ending 30 September 2006					
	NIS millions					
Net interest income:						
From external sources	951	9	3	11	187	1,161
Inter-segmental	(249)	(3)	(3)	(7)	(30)	(292)
Operating and other income:						
From external sources	190	31	59	1	26	307
Inter-segmental	1	(22)	10	-	1	(10)
Total income	893	15	69	5	184	1,166
Provisions for doubtful debts	116	-	-	4	3	123
Operating and other expenses:						
External	428	16	21	1	103	569
Inter-segmental	10	(1)	-	-	-	9
Operating profit before taxes	339	-	48	-	78	465
Provision for taxes	144	-	20	-	21	185
Net operating profit	195	-	28	-	57	280
Profit from extraordinary items after taxes	-	-	46	-	-	46
Net profit	195	-	74	-	57	326
% Return on equity						17.6

Average balance of assets	27,864	49	69	347	9,086	37,415
Average balance of liabilities	17,522	41	-	118	7,727	25,408
Average balance of risk assets	28,195	230	80	340	5,769	34,614
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,421	-	174	4,595
Average balance of securities	-	-	49,793	-	2,131	51,924
Average balance of other assets under management	1,263	-	-	-	-	1,263
Balance of credit to the public as of 30 September 2006	28,127	81	35	307	6,291	34,841
Balance of deposits of the public as of 30 September 2006	16,598	-	-	69	7,594	24,261

Commercial Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mort-gages	Overseas Activities	Total
	For the nine months ending 30 September 2005					
	NIS millions					
Net interest income:						
From external sources	836	6	2	24	160	1,028
Inter-segmental	(212)	(2)	(1)	(19)	(23)	(257)
Operating and other income:						
From external sources	164	33	47	1	19	264
Inter-segmental	1	(23)	18	-	-	(4)
Total income	789	14	66	6	156	1,031
Provisions for doubtful debts	142	-	-	(2)	(7)	133
Operating and other expenses:						
External	341	15	21	2	87	466
Inter-segmental	10	-	-	-	-	10
Operating profit (loss) before taxes	296	(1)	45	6	76	422
Provision for taxes	129	-	20	2	23	174
Net profit (loss)	167	(1)	25	4	53	248
% Return on equity						14.9

Average balance of assets	25,943	45	84	339	8,383	34,794
Average balance of liabilities	15,620	49	-	123	7,228	23,020
Average balance of risk assets	25,099	185	84	339	5,084	30,791
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,804	-	-	4,804
Average balance of securities	-	-	34,473	-	1,994	36,467
Average balance of other assets under management	1,300	-	-	-	-	1,300
Balance of credit to the public as of 31 December 2005	26,412	43	104	325	5,466	32,350
Balance of deposits of the public as of 31 December 2005	16,351	-	-	60	6,816	23,227

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 2,491 million, 7.7%, compared with the end of 2005, and total deposits of the public increased by NIS 1,034 million, 4.5%.

Main Changes in Net Profit

In the first nine months of 2006, net profit in the commercial banking segment totaled NIS 326 million, compared with NIS 248 million during the corresponding period in 2005, an increase of 31.5%. The increase in net profit stems from the segment's share of the profit from extraordinary items from the sale of the activities of Psagot-Ofek, in the amount of NIS 46 million. Net operating profit amounted to NIS 280 million, compared with NIS 248 million in the corresponding period in

2005, an increase of 12.9%. On neutralizing the special salary expenses, net operating profit totaled NIS 325 million, an increase of 27.0%. The increase in profit stems from the increase in income by NIS 135 million, 13.1%, and a decrease of NIS 10 million, 7.5%, in provisions for doubtful debts. Expenses increased by NIS 102 million, of which special salary expenses were NIS 51 million.

5. Construction and Real-Estate Segment

The following tables set out the profit and loss of the construction and real estate segment:

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2006			
	NIS millions			
Net interest income:				
From external sources	363	-	16	379
Inter-segmental	(223)	-	(6)	(229)
Operating and other income:				
From external sources	10	1	-	11
Inter-segmental	-	-	-	-
Total income	150	1	10	161
Provisions for doubtful debts	35	-	4	39
Operating and other expenses:				
External	23	1	1	25
Inter-segmental	-	-	2	2
Operating profit before taxes	92	-	3	95
Provision for taxes	38	-	2	40
Net profit	54	-	1	55

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2005			
	NIS millions			
Net interest income:				
From external sources	432	-	18	450
Inter-segmental	(283)	-	(6)	(289)
Operating and other income:				
From external sources	9	1	-	10
Inter-segmental	-	1	-	1
Total income	158	2	12	172
Provisions for doubtful debts	23	-	1	24
Operating and other expenses:				
External	20	1	1	22
Inter-segmental	-	-	3	3
Operating profit before taxes	115	1	7	123
Provision for taxes	49	-	3	52
Net profit	66	1	4	71

Construction and Real Estate Segment (Cont.)

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2006			
	NIS millions			
Net interest income:				
From external sources	1,156	-	55	1,211
Inter-segmental	(717)	-	(21)	(738)
Operating and other income:				
From external sources	37	3	-	40
Inter-segmental	-	-	-	-
Total income	476	3	34	513
Provisions for doubtful debts	110	-	4	114
Operating and other expenses:				
External	67	1	4	72
Inter-segmental	-	-	7	7
Operating profit before taxes	299	2	19	320
Provision for taxes	122	1	7	130
Net profit	177	1	12	190
% Return on equity				11.5

Average balance of assets	23,330	-	930	24,260
Average balance of liabilities	2,823	-	299	3,122
Average balance of risk assets	29,662	-	1,062	30,724
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	177	-	177
Average balance of securities	-	11,211	5	11,216
Average balance of other assets under management	81	-	-	81
Balance of credit to the public as of 30 September 2006	22,077	-	734	22,811
Balance of deposits of the public as of 30 September 2006	3,131	-	258	3,389

Construction and Real Estate Segment (Cont.)

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2005			
	NIS millions			
Net interest income:				
From external sources	1,128	-	51	1,179
Inter-segmental	(684)	-	(16)	(700)
Operating and other income:				
From external sources	27	3	1	31
Inter-segmental	-	1	-	1
Total income	471	4	36	511
Provisions for doubtful debts	128	-	4	132
Operating and other expenses:				
External	55	1	4	60
Inter-segmental	-	-	7	7
Operating profit before taxes	288	3	21	312
Provision for taxes	125	1	8	134
Net profit	163	2	13	178
% Return on equity				10.8
Average balance of assets	25,147	-	1,003	26,150
Average balance of liabilities	2,446	-	230	2,676
Average balance of risk assets	29,316	-	1,027	30,343
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	188	-	188
Average balance of securities	-	7,976	4	7,980
Average balance of other assets under management				
Balance of credit to the public as of 31st December 2005	23,407	-	1,083	24,490
Balance of deposits of the public as of 31st December 2005	2,785	-	365	3,150

Main Changes in the Scope of Operations

Total credit to the public in the construction and real estate segment decreased by NIS 1,679 million, 6.9%, compared with the end of 2005, and total deposits of the public rose by NIS 239 million, 7.6%.

Main Changes in Net Profit

In the first nine months of 2006, net profit in the construction and real estate segment totaled NIS 190 million compared with NIS 178 million in the corresponding period in 2005, an increase of 6.7%. The increase in profit mainly stems from a decrease of NIS 18 million, 13.6%, in provisions for doubtful debts. Total income increased by NIS 2 million. Operating expenses rose by NIS 12 million of which NIS 8 million, in special salary expenses.

6. Private Banking

The following tables set out the profit and loss of private banking:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	(284)	-	-	(37)	(321)
Inter-segmental	326	-	-	80	406
Operating and other income:					
From external sources	7	1	23	62	93
Inter-segmental	-	1	2	4	7
Total income	49	2	25	109	185
Provision for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	47	1	15	64	127
Inter-segmental	1	-	-	15	16
Operating profit before taxes	1	1	10	29	41
Provision for taxes	3	-	6	9	18
Net operating profit (loss)	(2)	1	4	20	23
Minority interests in profits of consolidated companies	-	-	-	(1)	(1)
Profit from extraordinary items after taxes	-	-	50	1	51
Net profit (loss)	(2)	1	54	20	73

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 30 September 2005				
	NIS millions				
Net interest income:					
From external sources	(215)	-	-	(27)	(242)
Inter-segmental	251	-	-	70	321
Operating and other income:					
From external sources	8	-	24	52	84
Inter-segmental	1	-	5	2	8
Total income	45	-	29	97	171
Provisions for doubtful debts	1	-	-	-	1
Operating and other expenses:					
External	51	-	15	80	146
Inter-segmental	(1)	-	-	17	16
Operating profit (loss) before taxes	(6)	-	14	-	8
Provision for taxes	(2)	-	5	-	3
Net operating profit (loss)	(4)	-	9	-	5
Minority interests in (profits) losses of consolidated companies	-	-	-	-	-
Net profit (loss)	(4)	-	9	-	5

Private Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2006				
	NIS millions				
Net interest income:					
From external sources	(713)	-	-	(102)	(815)
Inter-segmental	838	-	-	235	1,073
Operating and other income:					
From external sources	27	1	71	182	281
Inter-segmental	1	1	10	8	20
Total income	153	2	81	323	559
Provisions for doubtful debts	-	-	-	1	1
Operating and other expenses:					
External	152	2	49	235	438
Inter-segmental	-	-	-	54	54
Operating profit before taxes	1	-	32	33	66
Provision for taxes	3	-	13	11	27
Net operating profit (loss)	(2)	-	19	22	39
Minority interests in losses of consolidated companies	-	-	-	-	-
Profit from extraordinary items after taxes	-	-	50	1	51
Net profit (loss)	(2)	-	69	23	90
% Return on equity					36.5

Average balance of assets	1,692	6	-	6,352	8,050
Average balance of liabilities	25,057	-	-	12,773	37,830
Average balance of risk assets	1,007	42	-	3,647	4,696
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,270	1,688	4,958
Average balance of securities	-	-	25,763	34,778	60,541
Average balance of other assets under management	452	-	-	-	452
Balance of credit to the public as of 30 September 2006	1,485	6	-	2,914	4,405
Balance of deposits of the public as of 30 September 2006	25,064	-	-	11,005	36,069

Private Banking (Cont.)

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the nine months ending 30 September 2005 NIS millions				
Net interest income:					
From external sources	(523)	-	-	(51)	(574)
Inter-segmental	624	-	-	171	795
Operating and other income:					
From external sources	24	-	69	165	258
Inter-segmental	2	-	14	5	21
Total income	127	-	83	290	500
Provisions for doubtful debts	1	-	-	1	2
Operating and other expenses:					
External	127	1	44	238	410
Inter-segmental	(1)	-	-	48	47
Operating profit (loss) before taxes	-	(1)	39	3	41
Provision for taxes	-	-	16	1	17
Net operating profit	-	(1)	23	2	24
Minority interests in profits of consolidated companies	-	-	-	(1)	(1)
Net profit (loss)	-	(1)	23	1	23
% Return on equity					9.4

Average balance of assets	1,579	5	-	6,104	7,688
Average balance of liabilities	22,381	-	-	11,838	34,219
Average balance of risk assets	918	39	-	3,520	4,477
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,882	-	2,882
Average balance of securities	-	-	22,027	34,136	56,163
Average balance of other assets under management	522	-	-	-	522
Balance of credit to the public as of 31 December 2005	1,667	6	-	3,005	4,678
Balance of deposits of the public as of 31 December 2005	23,746	-	-	11,262	35,008

Main Changes in the Scope of Operations

Total credit to the public in the private banking segment decreased by NIS 273 million, 5.8% compared with the end of 2005, and total deposits of the public increased by NIS 1,061 million, 3.0%. Total securities balances of customers grew by NIS 4,510 million, 8%.

Main Changes in Net Profit

In the first nine months of 2006, net profit in the private banking segment totaled NIS 90 million, compared with NIS 23 million in the corresponding period in 2005. The increase in net profit stems from the segment's share of the profit from extraordinary items from the sale of the activities of Psagot-Ofek, in the amount of NIS 50 million. Net operating profit amounted to NIS 39 million, compared with NIS 24 million in the corresponding period in 2005, an increase of 62.5%.

Total income of the segment increased by NIS 59 million, 11.8%, but was partially offset by an increase in expenses of NIS 35 million, of which NIS 23 million in special salary expenses. Net operating profit of the segment from activities in Israel decreased by NIS 5 million, and on neutralizing the special salary expenses, net operating profit increased by NIS 12 million, 39%.

7. Financial Management

In the first nine months of 2006, profit in the financial management segment totaled NIS 623 million, compared with a profit of NIS 547 million in the corresponding period in 2005. The increase in net profit stems mainly from extraordinary profit of NIS 718 million from the sale of shares in companies included on the equity basis.

On the other hand, the following factors partially offset the said profit:

- An increase in special operating expenses, which were not charged to the other operating segments, as detailed below: from the adoption of the new mortality tables published by the Supervisor of Insurance and from a provision in respect of gifts for religious festivals for alumni of the Bank (see Note 9 to the Financial Statements) and from an increase in provisions for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which was greater than the increase in value of the severance pay fund.
  In total, these three items caused a reduction of some NIS 148 million in net profit.

- The decrease in financing profit arising mainly as a result of the decrease in the market value of debentures for trading, and a decrease in the profit from the sale of debentures available for sale caused a reduction of some NIS 98 million in net profit.

- The absence of profit from the severance pay reserve, compared with income of NIS 118 million in the corresponding period in 2005, affected net profit by some NIS 70 million.

- Negative exchange rate differentials in respect of the overseas investments, mainly the US subsidiary, which led to a decrease in net profit of some NIS 114 million; the tax effect is explained on pages 65 and 66.

- A decrease in the profits from the companies included by the Group on the equity basis amounting to NIS 169 million, as detailed on pages 69 and 70.

Profit from extraordinary items –

On 15 March 2006 the Bank and Leumi Real Holdings sold 10.0% out of their holdings in the fully paid share capital of Migdal Insurance and Financial Holdings and in consequence the Bank's holding in the share capital of Migdal Holdings fell to 9.98%. Net profit after tax from the said sale totaled NIS 237 million and was recorded as profit from extraordinary items.

On 27 March 2006 the Bank sold all its holdings in Africa Israel Investments. Net profit after tax from the said sale totaled NIS 480 million and was recorded as profit from extraordinary items.

On 10 September 2006, the Bank, Psagot-Ofek Investment House Ltd. and its subsidiaries sold the Psagot-Ofek Group's activities, including their assets and liabilities, pursuant to the agreement dated 23 June 2006. The consideration received amounted to NIS 1,284 and the net profit amounted to NIS 682 million.

See pages 67 to 69 below for further details relating these sales.

8. **Others** – this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity includes primarily: part of the operations of the capital market companies that are not allocated to other segments and credit card transactions.

In the first nine months of 2006 the loss of the "Others" segment amounted to NIS 23 million, compared with a profit of NIS 92 million in the corresponding period in 2005.

The following table sets out details of the main changes in NIS millions:

	For the nine months ending 30 September		
	2006	2005	Change in amount
Extraordinary profit	**(4)**	30	(34)
From operating activity at the Bank	**35**	31	4
Pia	**18**	-	18
Psagot-Ofek	**26**	20	6
Leumi & Co.	**(2)**	24	(26)
Other companies in Israel	**17**	(3)	20
Overseas companies	**17**	46	(29)
Tax adjustments(1)	**(130)**	(56)	(74)
Total	**(23)**	92	(115)

(1) Tax differentials between tax calculations in the segments and the effective tax in the consolidated Report

9. Companies Included on the Equity Basis (Non-Banking) (presented in the Financial Management Segment)

This includes the operating results of the Group's non-banking (real) investments, and is presented in the Financial Management segment.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,237 million as at 30 September 2006, compared with NIS 2,064 million as at 31 December 2005.

The following table sets out the main changes:

	Balance Sheet Value (in NIS millions)			Market Value (in NIS millions)	
Name of Company	**30 September 2006**	31 December 2005	% change	**30 September 2006**	31 December 2005
The Israel Corporation Ltd.	**1,108**	1,066	3.8	**2,456**	2,363
Migdal Insurance and Financial Holdings Ltd. (1)	-	534	-	-	1,355
Africa Israel Investments Ltd. (2)	-	315	-	-	1,197
Af-Sar Ltd.	-	46	-	-	-
Others	**129**	103	25.2	-	-
Total	**1,237**	2,064	(40.1)	**2,456**	4,915

1. On 15 March 2006 the Bank sold 10% of the share capital of Migdal Insurance and Financial Holdings Ltd, and from 31 March 2006 the balance of the investment appears under "shares available for sale" in the securities item.

2. On 27 March 2006 the Bank sold its entire holdings in Africa Israel Investments.

The contribution to Group profit of the companies included on the equity basis in the first nine months of 2006 amounted to NIS 143 million, compared with NIS 314 million in the corresponding period in 2005.
The decrease in the contribution to profit derived principally from the cessation of the recording of profits of Migdal Holdings and Africa Israel on the equity basis as of the second quarter of the year, and the decrease in the profits of The Israel Corporation.

The following table details the companies' contribution to the Group's net profit (in NIS millions):

	For the nine months ending 30 September		
	2006	2005	% change
The Israel Corporation Ltd.	**100**	255	(60.8)
Migdal Insurance and Financial Holdings Ltd.	**23**	12	91.7
Africa Israel Investments Ltd.	**12**	39	(69.2)
Af-Sar Ltd.	-	3	-
Others	**8**	5	60.0
	143	314	(54.5)

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in non-banking corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, *inter alia*, in Section 24A to the Law that a banking corporation is entitled to hold means of control in only one conglomerate (a "Non-Banking Holding Corporation") - a corporation the capital of which exceeds some NIS 1,776 million and which operates in more than three branches of the economy. The Bank has a holding in one conglomerate - The Israel Corporation Ltd. With regard to the Bank's holdings in Migdal Insurance and Financial Holdings Ltd. and with regard to the sale of Africa Israel Investments Ltd., see below.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings")

According to the notification to the Bank at the end of June 2005 by Migdal Holdings, and following the examination conducted by the Bank pursuant thereto (based on data and information provided by the Migdal Group), during July 2005, the Bank notified the Bank of Israel that pursuant to the Bank of Israel's interpretation of Section 24A of the Banking Law (an interpretation with which the Bank disagrees), as of the end of March 2005, Migdal Holdings (the company in which the Bank has holdings), operates in more than three branches of the economy and as such is also defined as a "Non-banking Holding Corporation" ("conglomerate"). Therefore, the Bank requested a reasonable transition period for complying with the requirements of the Banking Law in this regard. The Bank further requested the Bank of Israel's assistance in amending the legislation enacted following the Bachar Committee's recommendations so that their recommendations regarding banks' holdings in insurance companies would also apply to the Bank's holdings in Migdal Holdings, and that the Bank would be able to continue to hold part of its holdings in that company.

Following the enactment of the legislation with regard to the reform of the capital market (see Note 8 to the Financial Statements) and without prejudice to the aforementioned in this section, and in addition thereto, the Bank was required to sell part of its holdings in Migdal Holdings so that it would no longer hold more than 10% of any type of means of control in Migdal Holdings. The Bank carried out the sale as detailed below.

The Sale of Two Non-Banking Holding Corporations

The Bank of Israel advised the Bank that it was required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excluded from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. The sale agreement was signed on 13 February 2006. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction was some NIS 480 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Holdings constituting 10% of the issued and fully paid share capital of the company, owned by the Bank and Leumi Holdings, for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction was some NIS 237 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Holdings remains in the hands of the Bank.

Operations in Products

A. Capital market operations - these operations include the distribution of mutual funds, provident funds and supplementary training funds and portfolio management. In addition, these operations include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations.

In consequence of the capital market reform legislation, the Bank has sold the major part of its capital market operations. In September - November 2006, the sales of the activities of the Psagot-Ofek Group and Leumi-Pia were completed. In September and October 2006, agreements were signed for the sale of the provident funds under the management of Leumi Gemel. For details of the steps taken by the Bank in light of the legislation, see Note 8 to the Financial Statements. The majority of the assets managed by the said subsidiaries are not consolidated in the Group's Financial Statements.

The following tables set out details of the operations in the capital market as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 30 September 2006							
	In NIS millions							
Net interest income	-	-	1	-	-	-	(3)	(2)
Operating and other income	109	25	5	21	5	1	129	295
Total income	109	25	6	21	5	1	126	293
Operating and other expenses	95	15	6	7	4	1	88	216
Operating profit before taxes	14	10	-	14	1	-	38	77
Net operating profit	8	4	-	8	1	-	24	45
Profit from extraordinary items after taxes	552	50	24	46	10	-	-	682
Net profit	560	54	24	54	11	-	24	727

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 30 September 2005							
	In NIS millions							
Net interest income	-	-	1	1	-	-	15	17
Operating and other income	153	29	9	24	9	2	72	298
Total income	153	29	10	25	9	2	87	315
Operating and other expenses	90	15	6	6	3	1	64	185
Operating profit before taxes	63	14	4	19	6	1	23	130
Net profit	36	9	1	10	3	1	15	75

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the nine months ending on 30 September 2006							
	In NIS millions							
Net interest income	**-**	**-**	**1**	**-**	**-**	**-**	**6**	**7**
Operating and other income	**383**	**81**	**23**	**69**	**20**	**3**	**354**	**933**
Total income	**383**	**81**	**24**	**69**	**20**	**3**	**360**	**940**
Operating and other expenses	**282**	**49**	**17**	**21**	**12**	**1**	**249**	**631**
Operating profit before taxes	**101**	**32**	**7**	**48**	**8**	**2**	**111**	**309**
Net operating profit	**60**	**19**	**4**	**28**	**5**	**1**	**67**	**184**
Profit from extraordinary items after taxes	**552**	**50**	**24**	**46**	**10**	**-**	**-**	**682**
Net profit	**612**	**69**	**28**	**74**	**15**	**1**	**67**	**866**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the nine months ending on 30 September 2005							
	In NIS millions							
Net interest income	-	-	1	1	-	-	28	30
Operating and other income	443	83	31	65	25	4	242	893
Total income	443	83	32	66	25	4	270	923
Operating and other expenses	280	44	19	21	10	1	200	575
Operating profit before taxes	163	39	13	45	15	3	70	348
Net profit	92	23	7	25	8	2	47	204

In the first nine months of 2006, net profit from capital market operations amounted to NIS 866 million, compared with NIS 204 million in the corresponding period in 2005, an increase of 324%.

The main increase in net profit derives from profit from extraordinary items from the sale of the activities of Psagot-Ofek. Operating profit after taxes amounted to NIS 184 million, compared with NIS 204 million in the corresponding period in 2005, a decrease of 9.8%.

B. Credit Cards - Leumi Card

This activity mainly includes the issue of credit cards to private customers and providing acquiring services for businesses.

The principal credit card transactions are executed by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first nine months of the year with a net profit of NIS 59.7 million, compared with NIS 45.3 million in the corresponding period in 2005, an increase of 31.8%.

During the first nine months of 2006, the volume of activity of Leumi Card credit card holders increased by 10.8%, compared with the activity during the corresponding period in 2005, higher than the overall growth of the whole credit card market, which, according to publications of the Central Bureau of Statistics, stood at 8.3%. The number of cards increased by some 10.0%. In addition, some 40,000 businesses acquire through the company and the volume of acquiring increased by 11.8%.

In the first nine months of 2006, the volume of transactions carried out through pre-paid Gift Cards was some NIS 300 million. Leumi Check – a limited partnership – engages in the granting of undertakings that checks will be paid and discounting checks, and presently deals with some 5,000 businesses.

The following tables set out details of the credit card activity as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 September 2006					
	In NIS millions					
Net interest income	**18**	**-**	**5**	**3**	**4**	**30**
Operating and other income	**137**	**2**	**11**	**3**	**7**	**160**
Total income	**155**	**2**	**16**	**6**	**11**	**190**
Provisions for doubtful debts	**1**	**-**	**-**	**-**	**-**	**1**
Operating and other expenses	**107**	**1**	**11**	**6**	**19**	**144**
Operating profit (loss) before taxes	**47**	**1**	**5**	**-**	**(8)**	**45**
Net profit (loss)	**33**	**1**	**4**	**-**	**(7)**	**31**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 30 September 2005					
	In NIS millions					
Net interest income	14	-	5	2	3	24
Operating and other income	124	-	13	4	3	144
Total income	138	-	18	6	6	168
Provisions for doubtful debts	-	-	-	-	-	-
Operating and other expenses	95	-	12	4	10	121
Operating profit (loss) before taxes	43	-	6	2	(4)	47
Net profit (loss)	31	-	3	1	(3)	32

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the nine months ending on 30 September 2006					
	In NIS millions					
Net interest income	**50**	**-**	**10**	**6**	**9**	**75**
Operating and other income	**399**	**2**	**35**	**9**	**18**	**463**
Total income	**449**	**2**	**45**	**15**	**27**	**538**
Provisions for doubtful debts	**3**	**-**	**-**	**-**	**-**	**3**
Operating and other expenses	**298**	**2**	**37**	**15**	**53**	**405**
Operating profit (loss) before taxes	**148**	**-**	**8**	**-**	**(26)**	**130**
Net profit (loss)	**101**	**-**	**6**	**-**	**(19)**	**88**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the nine months ending on 30 September 2005					
	In NIS millions					
Net interest income	41	-	11	4	6	62
Operating and other income	349	-	36	10	10	405
Total income	390	-	47	14	16	467
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	253	1	37	15	34	340
Operating profit (loss) before taxes	136	(1)	10	(1)	(18)	126
Net profit (loss)	88	(1)	5	(1)	(12)	79

In the first nine months of 2006, net profit from credit card operations amounted to some NIS 88 million, compared with NIS 79 million during the corresponding period in 2005, an increase of 11.4%.

Interchange Fees

Following negotiations between Leumi Card Ltd., the Isracard Ltd. and Israel Credit Cards Ltd. credit card companies and the banks controlling them, and between the Antitrust Director General (the "Director General"), the credit card companies and the said banks arrived at an agreed arrangement, with the consent and support of the Director General, regarding the full cross-acquiring of Visa and MasterCard credit cards.

This arrangement is for a period of six and a half years and for the first time enables the cross-acquiring of the Visa and MasterCard brands by all three large credit card companies in Israel, unlike the cross-acquiring arrangements used up to now, which governed the Visa field only.

This arrangement, *inter alia,* includes determinations regarding rates of interchange fees (the commission paid by the acquirer of a credit card transaction to the issuer of the credit card through which the transaction was executed), outlines the gradual reduction of the interchange fees throughout the arrangement period and the gradual reduction of the category structure used at present in relation to the rate of the interchange fees.

Moreover, an outline is included in the arrangement according to which the parties will be obligated to act at the end of the arrangement period, if they wish to continue with cross-acquiring between them; it also includes a provision under which Isracard will be obligated to determine, on certain conditions, identical rates of fees for the clearing house with which it clears MasterCard and Isracard transactions; and also various rules that will apply to the credit card companies, including the prohibition of connections between different cards, various prohibitions on discrimination and more.

The credit card companies and the banks that control them, including the Bank, have filed a petition with the Antitrust Tribunal for approval of the arrangement, as well as a petition for an interim permit and a temporary permit to operate according to the arrangement during the interim period until its final approval.

On 31 October 2006, the Tribunal granted an interim permit for the arrangement until the making of a ruling on a temporary permit. During the hearing on granting the permit, the representatives of the petitioners and those opposing it agreed that a temporary permit for the arrangement would be given until the earlier of 31 May 2008, or a ruling on the case itself. The Tribunal's decision in this regard has not yet been received.

In the Bank's assessment, the new arrangement will not have a material affect on the Bank.

Gamma Management and Clearing Ltd.

On 28 December 2005, Leumi Card acquired 20% of the shares in Gamma Management and Clearing, the leader in the field of discounting credit card transactions. Under the agreement, Leumi Card was granted an option to acquire an additional 67% of the shares of the company and, at a later stage, all the sharers of the company, subject to obtaining the approval of the Antitrust Director General and to the provisions of the sale agreement.

On 27 January, 2006, the Antitrust Director General announced that she views the approval of the merger as problematic because of the absence of cross-acquiring of credit cards. The Director General also gave notice that once cross-acquisition develops, this is likely to be considered a change in circumstances that could lead to a positive examination in principle of the said merger.

In light of the negotiations that were held with a view to the signature of a cross-acquisition agreement with the credit card companies, the Bank applied again, on 24 October 2006, to the Director General for her approval of the merger that will arise as a result of the exercise of the option.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the period ending 30 September			For the period ending 30 September		
	2006*	2005*	Change	**2006****	2005**	Change
	NIS millions		%	NIS millions		%
The Bank	**523**	757	(30.9)	**622**	710	(12.4)
Consolidated companies in Israel (1)	**289**	325	(11.1)	**289**	325	(11.1)
Overseas consolidated companies (2)	**108**	245	(55.9)	**9**	292	(96.9)
Non-banking companies (1)	**143**	316	(54.7)	**143**	316	(54.7)
Net operating profit	**1,063**	1,645	(35.3)	**1,063**	1,643	(35.3)
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**51.0**	47.8	6.7	-	-	-

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) Non-banking companies of Leumi & Co and Leumi Card were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contribution of the Profit Centers (after translation adjustments):

- The decline in net operating profit at the Bank principally derived from an increase in salary expenses as explained above on page 26 and from an increase in the rate of the provision for taxes, which were partially offset by a decrease in the provisions for doubtful debts and an increase in operating and other income. On neutralizing the effect of the special salary expenses, net operating profit at the Bank declined by NIS 159 million and at a rate of 9.2%.

- The decrease in net operating profit of consolidated companies in Israel primarily derived from the decrease in the profit of Leumi Mortgage Bank by NIS 56 million and of Leumi & Co., by some NIS 29 million. On the other hand, Leumi Card increased its contribution to profit by NIS 15 million, and there was also an increase in the contribution of the capital market companies, Leumi-Pia and Leumi Gemel, of NIS 33 million.

- The decrease in the profit of overseas subsidiaries derived mainly from negative exchange rate differentials in respect of the investment, as compared with positive exchange rate differentials in the corresponding period in 2005.

- The decline in the contribution of companies included on the equity basis principally derived from a decrease in the profits of The Israel Corporation and also from the cessation of the recording of equity profits from Migdal Insurance and Financial Holdings and Africa Israel Investments, as of the second quarter of 2006.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totalled some US$ 51 million, an increase of US$ 3 million. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 182 million, compared with NIS 204 million in the corresponding period in 2005. Excluding the effect of the translation adjustment in respect of the net cost of financing sources, the net profit of the overseas subsidiaries amounted to NIS 109 million, as compared with NIS 245

million in the corresponding period in 2005, a decrease of NIS 136 million, mostly arising from negative exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	For the period January to September	
	2006	2005
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**182**	204
Exchange rate differentials on the investment	**(172)**	88
Exchange rate differentials on the net cost of financing sources	**99**	(47)
Total contribution of the subsidiaries (after offset of net financing sources)	**109**	245

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 5,343 million on 30 September 2006, compared with NIS 4,178 million on 31 December 2005. The contribution to net profit was NIS 289 million in the first nine months of 2006, compared with NIS 326 million in the corresponding period in 2005, a decrease of 11.3%. The contribution to profit in the third quarter of the year amounted to NIS 95 million, compared with NIS 128 million in the corresponding period in 2005.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit (1)		
	For the period ended 30 September		For the period ended 30 September		
	2006	2005	**2006**	2005	Change
	%		NIS millions		%
Leumi Mortgage Bank	**3.5**	8.2	**45.7**	101.6	(55.0)
Arab Israel Bank	**20.6**	25.1	**48.4**	56.3	(14.0)
Leumi Card	**-**	-	**59.8**	45.4	31.7
Leumi & Co. Investment House (2)	**0.8**	25.2	**1.1**	27.0	(95.9)
Psagot-Ofek Investment House	**43.3**	37.8	**31.2**	21.0	48.6
Leumi Real Holdings	**8.1**	17.4	**17.4**	30.5	(43.0)
Leumi Leasing and Investments	**4.4**	5.0	**22.8**	24.6	(7.3)
Others	**10.0**	3.2	**63.0**	19.7	219.8
Total consolidated subsidiaries in Israel	**9.3**	11.4	**289.4**	326.1	(11.3)

(1) The profit presented is according to the Group's share in the results.
(2) Including the profit and/or loss of the companies included on the equity basis of Leumi & Co.

See Notes 3, 5 and 6 to the Financial Statements in connection with legal claims and other matters relating to consolidated companies.

Leumi Mortgage Bank Ltd.

Leumi Mortgage Bank's profit for the first nine months of the year amounted to NIS 45.7 million, compared with a profit of NIS 101.6 million in the corresponding period in 2005. In the third quarter of the year, net profit amounted to NIS 16.9 million, compared with NIS 38 million in the corresponding period in 2005.

The decline in profit in the first nine months of the year derives primarily from the increase of some NIS 88 million in provisions for doubtful debts, of which some NIS 64 million resulted from the implementation of the directives of the Supervisor of Banks as from 1 January 2006. See Note 2B to the Financial Statements for further details.

The decrease in net profit in the third quarter of 2006 stems mainly from an increase in provisions for doubtful debts in respect of loans in relation to which the pledged asset has been realized and an unsecured balance remains.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,597 million on 30 September 2006, compared with NIS 4,223 million on 31 December 2005.

In the first nine months of 2006, the contribution of the overseas consolidated subsidiaries to the net profit of the Group as reported in shekels, after offsetting translation adjustments, amounted to a profit of NIS 109 million, compared with a profit of NIS 245 million in the corresponding period in 2005. Most of the decline arises from negative exchange rate differentials in respect of the investment, compared with positive exchange rate differentials in the corresponding period in 2005.

The following table sets out the contribution of the major overseas consolidated companies to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit(*)		
	For the nine months ended 30 September		For the nine months ended 30 September		
	2006	2005	**2006**	2005	Change
	%		NIS millions		%
Leumi USA (BLC)	**1.0**	9.6	**18.3**	155.5	(88.2)
Leumi UK	**11.5**	9.2	**76.4**	60.1	27.1
Leumi Switzerland	**-**	-	**(6.9)**	(14.6)	52.7
Leumi Luxembourg	**7.9**	2.5	**6.4**	2.0	220.0
Leumi Re	**39.4**	120.2	**27.5**	40.3	(31.8)
Others	**2.5**	1.2	**(12.7)**	1.2	-
Total foreign consolidated subsidiaries	**3.4**	8.3	**109.0**	244.5	(55.4)

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes in the amount of NIS (99) million as compared with NIS 47 million in 2005. The principal sums offset were:

Leumi USA	- NIS (91) million in 2006, compared with NIS 81 million in 2005;
Leumi UK	- NIS 7 million in 2006, compared with NIS (14) million in 2005;
Leumi Switzerland	- NIS (6) million in 2006, compared with NIS (24) million in 2005.

The decrease in the contribution to profit derives mainly from the effect of the appreciation of the exchange rate of the shekel against all foreign currencies, The effect of the exchange rate differentials was to decrease pre-tax profit by NIS (172) million in the first nine months of the year, compared with an increase of pre-tax profit by NIS 88 million in the corresponding period in 2005. Net interest income that was earned by the Bank, and which offset part of these exchange rate differences, totaled some NIS 99 million in the first nine months of the year, compared with expenses of NIS 47 million in the corresponding period in 2005.

The following table sets out details of the net profit of the overseas subsidiaries as reported by them:

	For the nine months ended 30 September		
	2006	2005	Change
	millions		%
Leumi USA (BLC) (US$)	**19.4**	20.3	(4.2)
Leumi (UK) (£)	**8.7**	8.4	4.2
Leumi Switzerland (CHF)	**8.6**	0.3	-
Leumi Luxembourg (Euro)	**1.1**	0.7	57.7
Leumi Romania (Leu)	**(6.7)**	-	-
Leumi Re (US$)	**5.5**	8.5	(35.3)

The nominal profit of the overseas consolidated subsidiaries as reported by them totaled US$ 49.3 million in the first nine months of 2006, compared with US$ 45.3 million in the corresponding period in 2005, an increase of 8.8%.

The following table sets out a summary of the assets and liabilities of the Bank's overseas subsidiaries and overseas branches (in US$ millions* before offsetting mutual balances):

	30 September	31 December
	2006	2005
Credit to the public	**5,006**	4,429
Deposits with banks	**1,948**	1,954
Securities	**3,570**	4,162
Other assets	**325**	342
Total	**10,849**	10,887
Deposits of the public	**7,942**	7,707
Deposits from banks	**828**	419
Other liabilities	**959**	1,742
Shareholders' equity	**1,120**	1,019
Total	**10,849**	10,887
Total deposits on trust and managed securities	**9,369**	8,676

* The translation into US dollars is a translation of convenience of the data according to the representative exchange rate on 30 September 2006 and 31 December 2005.

Bank Leumi USA and the Bank's Agency in New York

As the result of examinations conducted by the supervisory authorities in the USA, Bank Leumi USA and the Bank's agency in New York have agreed to take certain steps, primarily to improve and strengthen the controls and procedures for the prevention of money laundering.

Leumi France

Further to the information provided on page 148 of the Financial Statements for the year 2005:
In July 2006 the investigating judge decided that there was no basis for the claims against Leumi France and its senior employees in connection with involvement in the money laundering matter in which various entities in France were involved, and the case against them was closed.

Bank Leumi Romania (previously Eurom Bank S.A.)

On 23 October 2005 the Bank and Kolal B.V. ("Kolal"), which was the controlling shareholder of Eurom Bank S.A., signed an agreement according to which the Bank would acquire control of Eurom Bank from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired over 99% of the issued and paid up share capital of Eurom Bank from Kolal, for a consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in the amount of US$ 12 million were offset from this sum.

The following are principal data of Bank Leumi Romania as at 30 September 2006:

Total assets – US$ 184.8 million.
Total credit to the public – US$ 73.3 million.
Total deposits of the public - US$ 142.8 million.
Shareholders' equity – US$ 35.4 million.

In September 2006, the Bank increased Bank Leumi Romania's shareholders' equity by some US$19 million.

As of the third quarter of 2006, the financial statements of Bank Leumi Romania are consolidated in the Leumi Group's Financial Statements. In the third quarter of the year, Bank Leumi Romania's loss amounted to some NIS 10.2 million. Including the effect of exchange rate differentials in respect of the investment and the writing-off of goodwill, the loss totaled NIS 15.6 million.

Capital Market and Financial Services Activities of the Bank and the Group

The activities of the Group include a variety of capital market services for all customer sectors, including institutional entities, businesses and households, including: counseling on securities and financial assets, the provision of securities brokerage services to customers, the provision of securities custody services, management and underwriting of securities issues, activities in the fields of options, futures contracts and structured products, services for portfolio managers who manage their customers' portfolios at the Bank, the provision of services related to the lending and borrowing of securities and more.

The Group also provides varied financial services through subsidiaries that specialize in additional fields, such as credit card issuing and operation and trust services.

In the first nine months of 2006, subsidiary companies of the Bank engaged in additional activities: management of provident funds, supplementary training funds and mutual funds and the management of discretionary securities portfolios. These activities were sold by the Bank, as a result of the reform of the capital market, in a number of transactions that are expected to be completed during the course of 2006. Most of the assets managed by these subsidiary companies are not consolidated in the Financial Statements of the Group.

The following table sets out details of income from management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	For the nine months ending 30 September		
	2006	2005	2005 (Year)
Mutual funds	**345**	312	427
Provident funds	**164**	152	201
Supplementary training funds	**20**	22	32
Total	**529**	486	660

Following the reform, the Group's activities in the capital market will focus mainly on the provision of investment counseling, the field of pension counseling when the Bank receives a license to engage in this activity, the provision of various services in connection with customers' activities in securities and the provision of operating services to entities operating in the capital market.

Also, the Bank has begun to act as a chief market-maker in Israeli government debentures, having been appointed by the Ministry of Finance to be one of the chief market-makers. Market-making trading began on 4 September 2006. Furthermore, as from 24 April 2006, the Bank has been acting as a market maker for futures contracts on "Shahar" government debentures, having been appointed by the Tel Aviv Stock Exchange as a market maker for the said contracts.

For further details regarding the effect of the reform of the capital market and the sale of the holdings in mutual funds and provident funds, see Note 8 to the Financial Statements.

Mutual Funds

Following the capital market reform, the Bank sold its activities in the field of mutual fund management, in two transactions, which were completed during the third and fourth quarters of 2006.

On 11 September 2006, the sale of the activities of the Psagot-Ofek Group to York Capital for a consideration of NIS 1,284 million was completed (the consideration had been reduced by some NIS 66 million in respect of the decrease in the volume of assets in the mutual funds). The net profit in respect of the sale amounted to NIS 682 million.

On 16 November 2006, the sale of the activities of Leumi-Pia Trust Management Co. Ltd was completed, for a consideration of NIS 565 million. The Bank's estimated net profit in respect of the sale is some NIS 336 million.

In connection with the notice from the Tel Aviv District of the State Attorney's Office that was received by the Bank and by subsidiary companies, and similar notices that were received by a number of employees of the Bank and of the subsidiary companies, in the matter of alleged offences pursuant to section 82 of the Joint Investment Trust Law, see below on page 77.

Provident Funds

Following the legislation on the reform of the capital market, on 26 November 2005, the Bank decided to enter into agreements together with Leumi Gemel Ltd. for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

On 20 September 2006, a detailed agreement was signed regarding the sale of a group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds, together

with the management system of these provident funds, with Harel Insurance Company Ltd. and Harel Provident Funds Ltd, at a price of NIS 575 million, which reflects a reduction in the price following adjustments agreed upon between the parties. The Bank's estimated net profit following adjustments and tax provisions, assuming the transaction is completed, is some NIS 350 million.

On 30 October 2006, a supplement to the binding agreement of principles of 22 December 2005 was signed regarding the sale of additional provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi, to Prizma Investment House Ltd. (formerly A. Solomon Investments Ltd.), or a company under its control, at a price of some NIS 418 million, which reflects a reduction in price following adjustments agreed upon between the parties. The estimated net profit of the Bank following adjustments and tax provisions, assuming the transaction is completed, is some NIS 250 million.

Together with the signature of the agreements with the purchasers of the provident funds, distribution agreements and operating agreements were also signed.

The transactions are subject to regulatory approvals.

Employees' Supplementary Training Funds

Kahal Employees Supplementary Training Fund Ltd. ("Kahal") (which is under the joint management of the Bank and Israel Discount Bank Ltd.) – the value of the assets managed by Kahal and Kahal Paths Supplementary Training Fund (managed by Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), a joint subsidiary of the Bank and Israel Discount Bank Ltd.) reached some NIS 10.3 billion on 30 September 2006, compared with some NIS 10.6 billion as at the end of 2005.

Following the reform of the capital market, on 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, as well as a distribution agreement, under which the Bank will distribute the funds. A distribution agreement regarding the provident funds managed and to be managed by the Migdal group was signed in October 2006.

Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,237 million on 30 September 2006, compared with NIS 2,064 million on 31 December 2005.

In the first quarter of 2006 the Bank sold all of its holdings in Africa Israel Investments and 10.0% out of its holdings in Migdal Insurance and Financial Holdings Ltd. As a result, as from 31 March 2006 the balance of the holding in Migdal has been classified as an investment in securities, in the available for sale portfolio.

In the first nine months of 2006, the contribution of companies included on the equity basis to net profit amounted to a profit of some NIS 143 million, compared with a profit of some NIS 314 million in the corresponding period in 2005. In the third quarter, of the year the contribution to net profit amounted to a profit of some NIS 45 million, compared with some NIS 53 million in the corresponding period in 2005.

Details of the Group's investment in the principal company included on the equity basis follow:

The Israel Corporation Ltd.

The Israel Corporation Ltd is a holding company whose principal holdings are in the areas of chemicals (holding 53% of the shares of Israel Chemicals Ltd.), shipping (holding some 97.5% of Zim Integrated Shipping Services Ltd.) and additional holdings.

The net profit in the first nine months of 2006 totaled some NIS 631 million, compared with a profit of some NIS 1,369 million in the corresponding period in 2005.

The consolidated assets of the Israel Corporation totaled some NIS 26.6 billion as at 30 September 2006, compared with NIS 25.8 billion at the end of 2005.

Shareholders' equity totaled some NIS 5,482 million as at 30 September 2006, compared with some NIS 5,398 million at the end of 2005.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, security prices in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals by estimating the anticipated profit from managing the risks, together with the damage that can result from exposure to the said risks. Such management is based on forecasts and ongoing evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

In August 2006, all of the Bank's market risk management activities were transferred from the Finance and Economics Division and the International Division to a new Capital Markets Division, the establishment of which allowed for the unification of all these activities, including the management of all the securities portfolios (nostro) and the management of all the Israeli currency and foreign currency dealing rooms. In September 2006, the Bank's activities as market maker for "Shahar" government bonds commenced. For these activities, as for all other activities of the other dealing rooms, frameworks and limits as to the extent of exposure have been defined. The activity in this area in the short period since its commencement has not been material in relation to the Bank's nostro activities.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have

independent market risk policies and management, due to the dissimilar nature of their activity as compared with the Bank.

All the subsidiaries have adopted an independent policy for market risk management. The frameworks for market risk exposures are in a uniform format as set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates, on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to the basis risks is defined as a percentage of the Bank's exposed capital. The capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates in Israel and fixed assets. The investments in overseas subsidiaries that are financed from deposits in foreign currency are not deducted from shareholders' equity.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

	30 September 2006	30 September 2005*	31 December 2005*	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(34.4%)**	(36.1%)	(14.2%)	50% - (100%)
CPI-linked	**31.8%**	35.9%	14.8%	100% - (50%)
Foreign currency	**2.6%**	0.2%	(0.6%)	25% - (10%)

* Reclassified

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first nine months of 2006, an average of some 27.3% of the exposed capital was invested in the CPI-linked sector, the balance being invested in the unlinked shekel sector. No significant amount of capital was routed to the foreign currency (and foreign currency-linked) sector.

In the first nine months the capital invested in the CPI-linked sector fluctuated between 12.4% and 37.8%. During the first nine months of 2006 the Group complied with all the basis exposure limits approved by the Board of Directors.

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, measurement of the exposure to changes in interest is carried out, relating to the potential erosion of the economic value[1] and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

(1) The economic value of the capital is defined as the difference between the present value of the assets and the liabilities. In calculating the present value, the risk-free flows in the yield curve are deducted, namely, the yields of government debentures.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

	Potential Erosion of Economic Value			**Potential Erosion of Annual Profit***		
Effect of a change of 1% in the yield curve	**30 September 2006**	30 September 2005	31 December 2005	**30 September 2006**	30 September 2005	31 December 2005
Actual	**651**	332	420	**208**	105	156

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

Until March 2006, the Group had adopted a policy of increasing exposure, and pursuant thereto the potential erosion increased from NIS 420 million to NIS 653 million. Since April 2006, this trend was slowed down. In the first nine months, the potential erosion in the economic value and the annual profit fluctuated between NIS 653 million and NIS 420 million, and between NIS 208 million and NIS 126 million respectively.

During the first nine months of 2006 the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VAR)

VAR is a measurement of the anticipated potential loss arising from the given composition of a portfolio (the forecast decrease in present value of assets less liabilities) at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VAR model. The tests performed thus far confirm the validity of the model.

The VAR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and Monte Carlo simulation method (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out estimates of VAR amounts at the Group level:

	30 September 2006	30 September 2005	31 December 2005
	NIS millions		
Total VAR	**252**	112	148
VAR of MTM re-valued portfolios	**31**	32	37

The Board of Directors' VAR limits are NIS 500 million at Group level and a limit of NIS 300 million for the VAR of Mark to Market re-valued portfolios.

Until June 2006, there was a significant increase in the VAR, arising mostly from changes in the make up of the Bank's investments and from a change in classification of the investment in the Migdal company in consequence of the sale of part of the shares (from investment on the equity basis to the available for sale portfolio). From July 2006 onwards, there was a decrease in VAR stemming mainly from changes in position at Group level.

During the first nine months of 2006, the VAR fluctuated between NIS 148 million and NIS 287 million.

There was no deviation from the above limits during this period.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and comply with its liability payments. The ability to comply with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the production of sources as rapidly as possible.

As well as the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month.

The Bank complied with the limits during the first nine months of 2006.

For further details regarding management of market risks, see pages 158-168 of the Annual Report for 2005.

Credit Risk

In order to improve credit risk management and to make adjustments to regulatory requirements, an independent credit risk management unit has been established.

The unit will conduct an independent examination of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels has been determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 172-176 of the Annual Report for 2005.

See pages 168-171 of the Annual Report for 2005 with regard to **operating risks and legal risks.**

Linkage Status and Liquidity Status

Linkage Status

During the first nine months of the year, the exposure in the CPI-linked sector increased from a level of some NIS 1.3 billion to a level of some NIS 3.4 billion. The increase in the investment in the CPI-linked sector was mainly carried out by way of purchasing CPI-linked debentures.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 30 September 2006			As at 31 December 2005		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
	NIS millions					
Total assets (1)	**96,983**	**56,882**	**121,592**	95,849	55,234	127,349
Total liabilities (1)	**88,775**	**53,518**	**122,055**	87,460	53,972	127,070
Total exposure in sector	**8,208**	**3,364**	**(463)**	8,389	1,262	279

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The System -

In the first nine months of 2006, the net volume of *Makam* issues by the Bank of Israel increased by NIS 9.3 billion, while in parallel:

- there was a reduction in the volume of monetary deposit tenders at the Bank of Israel by NIS 3.6 billion. The average volume of these tenders during the first nine months of the year amounted to some NIS 3.3 billion.

- the Bank of Israel renewed the tenders for monetary loans as an additional instrument for managing monetary policy. The balance of the tenders at the end of September 2006 – NIS 3.5 billion. The average volume of these tenders during the first nine months of the year was some NIS 1.9 billion.

- as of March 2006, the Bank of Israel has increased the volume of the "repo" tender to an amount of NIS 500 million par value, while reducing the holding period from two weeks to one week and increasing the frequency of execution from two weeks to one week.

As of July 2006, the Bank of Israel reduced the interest on liquidity deficits at the Bank of Israel to the Bank of Israel interest rate plus 4%, compared with an interest of 48% up to the date of the change.

At the end of September 2006, the balance of the banking system's *Makam* holdings was some NIS 10 billion, a decrease of some NIS 5 billion compared with December 2005.

During the first nine months of the year, the public increased its financial assets at a moderate rate. The development of bank credit indicates stability and even a decline in real terms, despite the rapid growth in the economy, this being against the background of a continuous increase in non-banking credit.

The Bank -

At Leumi, similarly to the rest of the system, there was a decrease in the volume of deposits deposited at the Bank of Israel, in parallel with the exploitation of the monetary loan tenders that the Bank of Israel activated during the first nine months of the year.

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 31.4 billion, which is mainly invested in Israeli government debentures or in foreign securities with an average rating of A+.

The ratio of the Bank's liquid assets – cash, deposits at banks and securities (excluding shares) was 37.7% of the Bank's total assets as at 30 September 2006, compared with 36.2% as at 31 December 2005. The ratio of liquid assets to total liabilities stood at 41.1%, compared with 39.0% as at 31 December 2005.

Leumi monitors its liquidity status and indices that are intended to warn of changes in the liquidity position on an ongoing basis, *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

Funding (in the Bank) -

The balance of deposits of the public at the Bank increased during the first nine months of the year by some NIS 2.9 billion. The major part of the increase was during the third quarter of the year.

The balance of deposits of the public at the Bank in the **unlinked sector** increased by NIS 1.4 billion, at a rate of some 1.8%, and reached a sum of NIS 82.7 billion at the end of September 2006. The major part of the increase was in deposits under NIS 1 million.

The balance of deposits of the public **in foreign currency and linked to foreign currency** increased by some NIS 1.5 billion, an increase of some 2.0% and reached a sum of NIS 77.9 billion by the end of September 2006. The increase in the balance occurred despite the appreciation of the shekel exchange rate and against the background of the increase in overseas interest rates. On deducting the effect of the currency exchange rates, the balance increased by some NIS 5.2 billion.

The balance of the deposits of the public **in the CPI-linked sector** decreased by some NIS 0.7 billion, a decrease of some 2.4%.

During the first nine months of 2006, the increase in the volume of the Bank's customers' off-balance-sheet deposits continued.

During the period under review, the volume of the securities portfolio of the Bank's customers increased by some NIS 22.4 billion and against this a reduction of NIS 4.6 billion was recorded in the volume of the mutual find portfolio.

The increase in the volume of the provident fund and supplementary training fund portfolio during this period (some NIS 0.9 billion) arose mainly due to market influences.

In the first nine months of the 2006, the **credit to the public** balance decreased by some NIS 2.8 billion.

In unlinked credit, there was an increase amounting to some NIS 3.8 billion, 6.7%.
In foreign currency credit there was a decrease amounting to some NIS 6.4 billion, some 16.2%. On deducting the effect of exchange rates, the balance in foreign currency decreased by some NIS 4.3 billion.
The balance of CPI linked credit decreased by NIS 0.8 billion, some 3.3%.
The balance of borrowed securities (non-monetary) increased by NIS 0.6 billion.

On 1 July 2006, the prohibition on creating excesses in current accounts pursuant to the Bank of Israel's Directive No. 325 came into effect.

According to a Bank of Israel publication, during the months January through July 2006, there was a marked improvement in the pattern of credit consumption in current accounts and debitory current accounts as follows:

The volume of **approved credit lines** in the system increased by some NIS 15 billion to some NIS 70 billion (+27%). The volume of the credit lines at Leumi increased by some NIS 2.6 billion to NIS 25 billion (+12%).

The volume of **credit utilized in the credit lines** in the entire system increased by some NIS 3 billion to some NIS 30 billion. The volumes at Leumi remained materially unchanged – some NIS 8.3 billion.

The volume of **excess credit** decreased in the system at a sharp rate – from some NIS 12 billion to some NIS 6 billion.
The balance at Leumi also decreased at a sharp rate, from some NIS 1.9 billion at the beginning of 2006 to some NIS 0.8 billion only at the end of July 2006.

On 30 September 2006, the **excess credit** balance at the Bank was some NIS 0.3 billion.

Against the backdrop of the increase in the volume of deposits on the one hand and the decrease in the volume of credit on the other, a significant increase (NIS 6.1 billion) in the volume of deposits with banks was recorded. Most of the increase was in foreign currency deposits with overseas banks.

In addition, the portfolio of debentures of Israeli companies (both listed and non-listed) increased from NIS 0.5 billion to NIS 1.0 billion.

Legal Proceedings

A. In the Annual Report for 2005 details were given in the Directors' Report of civil and other legal proceedings to which the Bank and the consolidated subsidiaries are party.

At the date of the publication of this Report, no material changes had occurred in the aforementioned proceedings, apart from as detailed below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank as of 30 September 2006, some NIS 185 million, with the exception of the proceedings detailed in Notes 3 to 6 to the Financial Statements.

For details regarding applications for the approval of class actions filed in April and September 2006, see Note 4 to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

See Note 3 to the Financial Statements for further details.

B. Further to the report in paragraphs 2.1 and 2.2 on page 185 of the Annual Report for 2005, set forth below are further details:

1. The disciplinary tribunal established under the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 (the "Advice Law") decided to adopt the arrangement reached between the State Attorney on the one hand and the investment counselors' representatives on the other, and decided to impose disciplinary sanctions by way of warning and reprimand on a number of investment counselors at the Bank, in respect of a breach of the provisions of section 16(a) of the Advice Law.

2. In addition, the Bank and its subsidiary companies, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds-Leumi Ltd. and Leumi-Pia Trust Management Co. Ltd., received notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) according to which the Bank and the said subsidiaries had been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law (sections 82 and 124(15) (as drafted at the relevant time) and 124(18)).

   Similar notice was given to senior and other employees of the Bank and the said subsidiaries.

   During July and August 2006 hearings were held for the Bank, the said subsidiaries and their officers. During October 2006, State Attorney's Office informed the representatives of the Bank and the said subsidiaries that, at this stage, it had been decided to file indictments against the subsidiaries, their CEOs and the Deputy CEO of Psagot-Ofek, and that regarding the Bank and its officers, a final decision would be made after the hearings regarding the remaining employees of the Bank and the subsidiaries, which are expected to take place during December 2006.

3. The proceedings detailed in paragraph 2.4 on page 185 of the 2005 Annual Report and Note 18 O(7) of the aforementioned Annual Report were discontinued.

Description of the Taxation Position

On 27 June 2006 the Value Added Tax (Rate of Tax on Non-Profit Organisations and Financial Institutions) Order, 2006 (the "Amendment") was published in the Government Gazette. In consequence of the Amendment, the salary tax and profit tax rates that apply to financial institutions were reduced from 17% to 15.5%, with effect from 1 July 2006.

On 25 July 2005, the Knesset passed the Income Tax (Amendment No. 147 and Temporary Provision) Ordinance, 2005 (the "Amendment"). The Amendment provided for a gradual reduction of the tax rate for companies from 34% in 2005 to 25% in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it is 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

By virtue of the Bank being a "financial institution" for the purposes of the Value Added Tax Law, the reduction of the company tax and of the profit tax rate will result in a decrease in the overall tax rate that will apply to the Bank, so that for 2005 the overall tax rate that applied to a "financial institution" was 43.59%, the tax rate for 2006 is 40.65%, for 2007 - 38.53%, for 2008 - 36.80%, for 2009 - 35.93% and from 2010 and thereafter the tax rate will be 35.06%.

For the effects of the aforementioned changes, see page 27 of the Report above.

D. Additional Matters

Human Resources

Voluntary Retirement

In October 2006, the Bank's Board of Directors approved a voluntary retirement program at an aggregate cost of NIS 160 million. The program is intended for a portion of the Bank's employees, as approved by the Board of Directors. This entire amount was recorded in the Financial Statements for the third quarter of 2006, in accordance with the assessment of the Management of the Bank that the entire amount budgeted will be utilized. As of the date of publication of this report, 112 employees had signed-up for the program.

Loans to Employees

In November 2006, the repayment of the loans granted to employees for the purchase of shares from the State as part of the 2002 offer for sale fell due. The Bank's Board of Directors approved the refinancing of these loans for an additional 4 years, to be repaid in monthly installments, linked to the CPI and bearing interest of 2% per annum.

Leumi for the Community

Social Involvement

Since its establishment, Leumi, which was set-up as part of the Zionist vision, has been active in developing the economy, the society and the community in which it operates.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit societies), which operate to promote social projects that concentrate on education and the welfare of children and young people.

- Involvement by granting donations and sponsorships for educational and cultural activities

- Concern for individuals in sections of the population facing severe distress.

The Group's Activities for the Community in Consequence of the Hostilities in the North

During the war in the north, Leumi joined the social effort, as obliged by its position as a leading business entity in the economy.

Within this context, Leumi distributed thousands of games kits and books to children on the front line in the north, assisted in distributing food to the bomb shelters in the north, donated tens of thousands of shekels to hospitals in Nahariya, Safed and Tiberias, provided assistance in financing transport to summer camps for the children of the town of Sderot, donated computers to families in Sderot whose homes had been damaged, remained attentive to the public's needs and lent a supportive and encouraging hand to the residents of the front line, as is expected from a strong commercial group such as the Leumi Group.

At the end of the war, Leumi initiated a program to rehabilitate the forests in the north, and in this regard Leumi undertook to assist by purchasing 100,000 trees, financed through Leumi employees, who donated NIS 900,000 for this purpose, and the Leumi Management, which doubled this sum.

During the holiday season, tens of thousands answered Leumi's call to the entire country to take part in planting the trees as part of the events that were arranged in cooperation with the Jewish National Fund in the Naftali Forest.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

The Commencement of the 2006-2007 Year of Activity

The third quarter of 2006 was characterized by arrangements for the commencement of the 2006-2007 year of activity.

- 52 IDF preparation groups will be set up during 2006-2007 as part of the "Youth Leading Change – Follow Me" Non-Profit Society as well as 9 matriculation preparation centers which will be run in a year-long format for the first time.

- A closing ceremony for graduates of the first class of "Atidim" ("Futures") for instruction in the sciences was organized in July 2006 at the Hebrew University of Jerusalem. The graduates will return to their development towns and remote settlements in order to serve as teachers. Four preparation courses of the "Atidim" program opened during September 2006: at the Technion, the Hebrew University, Tel Aviv University and the Lev Institute.

- The opening ceremony for the activities of Unistream, the center for youth excellence, took place in mid-September 2006 at Kefar Yona. "Leumi Tomorrow" assists the activities of this center.

"Equal Opportunities"

The national committee for selecting families that will receive assistance during stage B of the initiative, approved assistance to 200 families in the amount of some NIS 1 million.

In view of the security events that took place during this period, it was decided to approve all the families that were referred to the committee and who reside on the front line in the north and in Sderot. Once the families have been selected, representatives from local Leumi branches visit the families at their homes, together with a social worker, with the aim of structuring an assistance basket suitable for each family.

"Young Israeli Entrepreneurs – Established by Leumi"

Leumi is a partner in this project and has supported it for more than 15 years since its establishment. Each year, more than 3,000 young people from all parts of the country participate in an educational and challenging program, during the course of which they gain experience in establishing and managing businesses, while learning the principles of entrepreneurship and business practice. The program's participants originate from all sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.

The 2006-2007 year of activity was opened with the commencement of the academic year at schools and high schools. As part of this project, some 200 groups are being set up in all parts of the country, supported by numerous instructors from among Leumi's employees.

Scope of Donations and Sponsorships

In the first nine months of 2006, the Leumi Group made donations and granted sponsorships for social and community purposes amounting to some NIS 10.5 million, of which donations constitute some NIS 8.5 million.

Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations for determining it, were included in the 2005 Annual Report.

There were no material changes to these details during the reporting period.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division) as from the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX), According to the Supervisor's Directive, the certification is not brought into effect under the extensive requirements of section 404 of the SOX Act which requires the existence of a system of internal controls according to a defined and accepted framework which is far wider in extent

than the disclosure controls required to be operated in relation to the Financial Statements to 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has determined procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to fulfil the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have evaluated as at the end of the period covered by this Report, the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the Directives on reporting to the public of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending 30 September 2006, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the application of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The preliminary preparations to carry out the project at the Bank and the subsidiaries must be completed by the date of publication of the report for the first quarter of 2006.

- The project must be completed by the end of the first half of 2008, so that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

The Management of the Bank is taking action to implement the directive and to carry out the project at the Bank and the subsidiaries, with the cooperation of external consultants who have been engaged.

At the meeting of the Board of Directors held on 28 November 2006, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 30 September 2006 and for the periods ending on that date.

During the period January - September 2006 the Board of Directors held 32 plenary meetings and 70 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

28 November 2006

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 September							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	**83,293**	**1,584**	**7.80**		78,042	1,221	6.41	
Effect of embedded and ALM derivatives (e)	**14,718**	**157**			18,624	69		
Total assets	**98,011**	**1,741**		**7.28**	96,666	1,290		5.45
Liabilities (d)	**84,095**	**(888)**	**(4.29)**		80,351	(617)	(3.11)	
Effect of embedded and ALM derivatives (e)	**6,410**	**(16)**			8,080	(12)		
Total liabilities	**90,505**	**(904)**		**(4.05)**	88,431	(629)		(2.88)
Interest margin			**3.51**	**3.23**			3.30	2.57
Israeli currency – linked to the CPI								
Assets (c) (d)	**57,436**	**850**	**6.06**		56,622	1,459	10.71	
Effect of embedded and ALM derivatives (e)	**266**	**3**			89	6		
Total assets	**57,702**	**853**		**6.05**	56,711	1,465		10.74
Liabilities (d)	**47,298**	**(599)**	**(5.17)**		49,026	(1,162)	(9.82)	
Effect of embedded and ALM derivatives (e)	**3,800**	**(20)**			2,313	(35)		
Total liabilities	**51,098**	**(619)**		**(4.94)**	51,339	(1,197)		(9.66)
Interest margin			**0.89**	**1.11**			0.89	1.08
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	**119,878**	**(2,179)**	**(7.07)**		116,448	1,683	5.90	
Effect of derivatives: (e)								
Hedging derivatives	**4,586**	**42**			4,335	41		
Embedded derivatives and ALM	**48,338**	**(1,261)**			50,436	137		
Total assets	**172,802**	**(3,398)**		**(7.64)**	171,219	1,861		4.42
Liabilities (d)	**114,836**	**2,443**	**8.24**		107,867	(1,112)	(4.19)	
Effect of derivatives: (e)								
Hedging derivatives	**4,519**	**(52)**			4,272	(50)		
Embedded derivatives and ALM	**52,638**	**1,440**			58,516	(184)		
Total liabilities	**171,993**	**3,831**		**8.62**	170,655	(1,346)		(3.19)
Interest margin			**1.17**	**0.98**			1.71	1.23

See footnotes on page 85.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 30 September							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	260,607	255	0.39		251,112	4,363	7.13	
Effect of derivatives: (e)								
Hedging derivatives	4,586	42			4,335	41		
Embedded derivatives and ALM	63,322	(1,101)			69,149	212		
Total assets	328,515	(804)		(0.98)	324,596	4,616		5.81
Total monetary liabilities generating interest expenses (d)	246,229	956	1.54		237,244	(2,891)	(4.96)	
Effect of derivatives: (e)								
Hedging derivatives	4,519	(52)			4,272	(50)		
Embedded derivatives and ALM	62,848	1,404			68,909	(231)		
Total liabilities	313,596	2,308		2.91	310,425	(3,172)		(4.15)
Interest margin			1.93	1.93			2.17	1.66
In respect of options		(19)				20		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		(4)				3		
Financing commissions and other financing income (g)		188				272		
Other financing expenses		49				5		
Net interest income before provision for doubtful debts		1,718				1,744		
Provision for doubtful debts (including general and supplementary provision)		(282)				(166)		
Net interest income after provision for doubtful debts		1,436				1,578		
Monetary assets generating interest income (d) (f)	260,607				251,112			
Assets derived from derivative instruments (h)	3,726				3,445			
Other monetary assets (d)	3,364				3,238			
General provision and supplementary provision for doubtful debts	(1,072)				(1,068)			
Total monetary assets	266,625				256,727			
Monetary liabilities generating interest expenses (d)	246,229				237,244			
Liabilities derived from derivative instruments (h)	3,493				3,274			
Other monetary liabilities (d)	6,304				6,023			
Total monetary liabilities	256,026				246,541			
Total monetary assets exceed monetary liabilities	10,599				10,186			
Non-monetary assets	8,198				7,584			
Non-monetary liabilities	1,449				1,683			
Total capital resources	17,348				16,087			

See footnotes on page 85.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three and nine month periods amounts to NIS 19 million and NIS 47 million respectively.
The linked Israeli currency sector for the three and nine month periods amounts to NIS (25) million and NIS (5) million respectively.
The foreign currency sector (which includes foreign currency - linked Israeli sector) for the three and nine month periods amounts to NIS (203) million and NIS (183) million respectively.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month and nine month period amounts to NIS (209) million and NIS (141) million respectively.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 30 September							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	17,433	235	5.49		16,522	175	4.30	
Effect of derivatives: (e)								
Hedging derivatives	1,036	10			953	9		
Embedded derivatives and ALM	10,844	(6)			11,017	6		
Total assets	29,313	239		3.29	28,492	190		2.70
Liabilities (d)	16,971	(155)	(3.70)		15,164	(93)	(2.49)	
Effect of derivatives: (e)								
Hedging derivatives	1,021	(12)			940	(12)		
Embedded derivatives and ALM	11,774	(4)			12,774	(6)		
Total liabilities	29,766	(171)		(2.32)	28,878	(111)		(1.54)
Interest margin			1.79	0.97			1.81	1.16
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	9,629	131	5.57		8,989	101	4.55	
Effect of embedded and ALM derivatives (e)	67	4			70	1		
Total assets	9,696	135		5.73	9,059	102		4.55
Liabilities (d)	8,926	(94)	4.28		8,505	(67)	(3.17)	
Effect of embedded and ALM derivatives (e)	109	-			88	-		
Total liabilities	9,035	(94)		(4.21)	8,593	(67)		(3.15)
Interest margin			1.29	1.52			1.38	1.40
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	27,062	366	5.52		25,511	276	4.39	
Effect of derivatives: (e)								
Hedging derivatives	1,036	10			953	9		
Embedded derivatives and ALM	10,911	(2)			11,087	7		
Total assets	39,009	374		3.89	37,551	292		3.14
Monetary liabilities in foreign currency generating financing expense (d)	25,897	(249)	(3.90)		23,669	(160)	(2.73)	
Effect of derivatives: (e)								
Hedging derivatives	1,021	(12)			940	(12)		
Embedded derivatives and ALM	11,883	(4)			12,862	(6)		
Total liabilities	38,801	(265)		(2.76)	37,471	(178)		(1.91)
Interest margin			1.62	1.13			1.66	1.23

See footnotes on page 87.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (46) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the Nine months ended 30 September							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	82,494	4,474	7.29		76,785	3,530	6.18	
Effect of embedded and ALM derivatives (e)	15,003	430			17,643	321		
Total assets	97,497	4,904		6.76	94,428	3,851		5.47
Liabilities (d)	81,818	(2,404)	(3.94)		79,337	(1,779)	(3.00)	
Effect of embedded and ALM derivatives (e)	6,764	(55)			6,687	(13)		
Total liabilities	88,582	(2,459)		(3.72)	86,024	(1,792)		(2.79)
Interest margin			3.35	3.04			3.18	2.68
Israeli currency – linked to the CPI								
Assets (c) (d)	56,449	3,000	7.15		55,172	3,170	7.73	
Effect of embedded and ALM derivatives (e)	252	9			117	5		
Total assets	56,701	3,009		7.14	55,289	3,175		7.73
Liabilities (d)	47,257	(2,187)	(6.22)		48,210	(2,436)	(6.79)	
Effect of embedded and ALM derivatives (e)	3,839	(126)			2,230	(83)		
Total liabilities	51,096	(2,313)		(6.08)	50,440	(2,519)		(6.71)
Interest margin			0.93	1.06			0.94	1.02
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	120,411	(1,729)	(1.91)		112,760	8,052	9.63	
Effect of derivatives: (e)								
Hedging derivatives	4,605	143			4,545	141		
Embedded derivatives and ALM	49,790	(1,577)			48,993	633		
Total assets	174,806	(3,163)		(2.41)	166,298	8,826		7.14
Liabilities (d)	115,406	2,810	3.23		103,622	(5,667)	(7.36)	
Effect of derivatives: (e)								
Hedging derivatives	4,525	(139)			4,492	(139)		
Embedded derivatives and ALM	54,084	1,995			57,461	(1,481)		
Total liabilities	174,015	4,666		3.56	165,575	(7,287)		(5.91)
Interest margin			1.32	1.15			2.27	1.23

See footnotes on page 85.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the Nine months ended 30 September							
	2006				2005			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	**259,354**	**5,745**	**2.96**		244,717	14,752	8.12	
Effect of derivatives: (e)								
Hedging derivatives	**4,605**	**143**			4,545	141		
Embedded derivatives and ALM	**65,045**	**(1,138)**			66,753	959		
Total assets	**329,004**	**4,750**		**1.93**	316,015	15,852		6.74
Total monetary liabilities generating interest expenses (d)	**244,481**	**(1,781)**	**(0.97)**		231,169	(9,882)	(5.74)	
Effect of derivatives: (e)								
Hedging derivatives	**4,525**	**(139)**			4,492	(139)		
Embedded derivatives and ALM	**64,687**	**1,814**			66,378	(1,577)		
Total liabilities	**313,693**	**(106)**		**(0.04)**	302,039	(11,598)		(5.15)
Interest margin			**1.99**	**1.89**			2.38	1.59
In respect of options		**(14)**				(24)		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		**(2)**				14		
Financing commissions and other financing income (g)		**459**				724		
Other financing expenses		**72**				(27)		
Net interest income before provision for doubtful debts		**5,159**				4,941		
Provision for doubtful debts (including general and supplementary provision)		**(668)**				(1,105)		
Net interest income after provision for doubtful debts		**4,491**				3,836		
Monetary assets generating interest income (d) (f)	**259,354**				244,717			
Assets derived from derivative instruments (h)	**3,737**				3,339			
Other monetary assets (d)	**3,256**				3,203			
General provision and supplementary provision for doubtful debts	**(1,060)**				(1,052)			
Total monetary assets	**265,287**				250,207			
Monetary liabilities generating interest expenses (d)	**244,481**				231,169			
Liabilities derived from derivative instruments (h)	**3,562**				2,979			
Other monetary liabilities (d)	**6,663**				6,394			
Total monetary liabilities	**254,706**				240,542			
Total monetary assets exceed monetary liabilities	**10,581**				9,665			
Non-monetary assets	**7,821**				7,612			
Non-monetary liabilities	**1,525**				1,766			
Total capital resources	**16,877**				15,511			

See footnotes on page 85.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the Nine months ended 30 September							
				2006				2005
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	16,925	641	5.08		16,577	483	3.90	
Effect of derivatives: (e)								
Hedging derivatives	1,013	32			1,028	32		
Embedded derivatives and ALM	10,899	(2)			11,004	5		
Total assets	28,837	671		3.12	28,609	520		2.43
Liabilities (d)	16,500	(404)	(3.28)		15,022	(238)	(2.11)	
Effect of derivatives: (e)								
Hedging derivatives	996	(31)			1,017	(32)		
Embedded derivatives and ALM	11,807	3			12,894	(28)		
Total liabilities	29,303	(432)		(1.97)	28,933	(298)		(1.37)
Interest margin			1.80	1.15			1.79	1.06
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	9,517	368	5.18		8,904	282	4.24	
Effect of embedded and ALM derivatives (e)	50	9			65	5		
Total assets	9,567	377		5.29	8,969	287		4.29
Liabilities (d)	8,832	(256)	(3.89)		8,404	(175)	(2.79)	
Effect of embedded and ALM derivatives (e)	85	-			91	-		
Total liabilities	8,917	(256)		(3.86)	8,495	(175)		(2.76)
Interest margin			1.29	1.43			1.45	1.53
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	26,442	1,009	5.12		25,481	765	4.02	
Effect of derivatives: (e)								
Hedging derivatives	1,013	32			1,028	32		
Embedded derivatives and ALM	10,949	7			11,069	10		
Total assets	38,404	1,048		3.66	37,578	807		2.87
Monetary liabilities in foreign currency generating financing expense (d)	25,332	(660)	(3.49)		23,426	(413)	(2.36)	
Effect of derivatives: (e)								
Hedging derivatives	996	(31)			1,017	(32)		
Embedded derivatives and ALM	11,892	3			12,985	(28)		
Total liabilities	38,220	(688)		(2.41)	37,428	(473)		(1.69)
Interest margin			1.63	1.25			1.66	1.18

See footnotes on page 91.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (40) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 September 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 November 2006

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 30 September 2006 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

    (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

    (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

28 November 2006

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

KPMG

Somekh Chaikin

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month and nine month periods ended 30 September 2006

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries (the "Group") as at 30 September 2006, the condensed interim consolidated statements of profit and loss and the condensed interim statement of changes in shareholders' equity for the three month and nine month periods then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 30 September 2006, and whose net interest income before provision for doubtful debts constitutes some 2% and some 3% of the total consolidated net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month and nine month periods then ended, respectively.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements regarding claims against the Bank and against a subsidiary, including applications for their approval as class actions. The Bank is unable to estimate the effect of the above claims on the Bank, if any, on its financial position and operating results, and whether or not they will be material. Furthermore, we draw attention to the contents of Note 8 to the condensed interim financial statements regarding capital market reform legislation. The Note states, inter alia, that the implementation of the provisions of the legislation in their entirety is likely to have negative effects on the Group's businesses, the exact extent of which cannot at this stage be accurately evaluated in light of the uncertainties which still exist with regard to various matters.

Somekh Chaikin
Certified Public Accountants (Isr.)

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

28 November 2006

Condensed Consolidated Balance Sheet as at 30 September 2006

Reported amounts

	30 September 2006	30 September 2005	31 December 2005
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**39,651**	28,768	35,381
Securities	**45,869**	48,382	47,825
Credit to the public	**176,256**	175,054	177,255
Credit to governments	**905**	894	848
Investments in companies included on the equity basis	**1,237**	2,043	2,064
Buildings and equipment	**3,020**	2,817	2,843
Other assets	**6,751**	6,778	6,608
Total assets	**273,689**	264,736	272,824
Liabilities and equity capital			
Deposits of the public	**221,996**	215,603	221,828
Deposits from banks	**5,453**	4,852	4,347
Deposits from governments	**2,239**	2,494	2,225
Debentures, bonds and subordinated notes	**16,050**	14,922	17,253
Other liabilities	**9,280**	9,889	10,966
Total liabilities	**255,018**	247,760	256,619
Minority interest	**150**	247	205
Shareholders' equity	**18,521**	16,729	16,000
Total liabilities and equity capital	**273,689**	264,736	272,824

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff Chairman of the Board of Directors	**Galia Maor** President and Chief Executive Officer	**Zeev Nahari** Senior Deputy Chief Executive Officer Head of Finance and Economics Division

Date of approval of the Financial Statements: 28 November 2006

Condensed Consolidated Statement of Profit and Loss
For the Periods Ended 30 September 2006
Reported Amounts

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September		For the Year Ended 31 December
	2006	2005	**2006**	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)				
Net interest income before provision for doubtful debts	**1,718**	1,744	**5,159**	4,941	6,628
Provision for doubtful debts	**282**	166	**668**	1,105	1,426
Net interest income after provision for doubtful debts	**1,436**	1,578	**4,491**	3,836	5,202
Operating and other income					
Operating commissions	**733**	713	**2,211**	2,102	2,810
Profits from investments in shares, net	**14**	20	**100**	45	43
Other income	**188**	283	**579**	662	865
Total operating and other income	**935**	1,016	**2,890**	2,809	3,718
Operating and other expenses					
Salaries and related expenses	**1,129**	1,010	**3,570**	2,729	3,627
Building and equipment maintenance and depreciation	**303**	303	**887**	863	1,168
Other expenses	**350**	286	**1,026**	856	1,275
Total operating and other expenses	**1,782**	1,599	**5,483**	4,448	6,070
Operating profit before taxes	**589**	995	**1,898**	2,197	2,850
Provision for taxes on operating profit	**343**	478	**981**	883	1,193
Operating profit after taxes	**246**	517	**917**	1,314	1,657
Equity in after-tax operating profits of companies included on the equity basis	**45**	53	**143**	314	378
Minority interest in after-tax operating losses of subsidiaries	**5**	1	**3**	15	24
Net operating profit	**296**	571	**1,063**	1,643	2,059
After-tax profit (loss) from extraordinary items	**674**	(3)	**1,397**	31	77
Net profit for the period	**970**	568	**2,460**	1,674	2,136
	(NIS)				
Profit per share					
Net operating profit	**0.209**	0.404	**0.752**	1.162	1.456
After-tax profit (loss) from extraordinary items	**0.477**	(0.002)	**0.988**	0.022	0.054
Total	**0.686**	0.402	**1.740**	1.184	1.510
	(Thousands)				
Number of shares for the above computation	**1,414,233**	1,414,233	**1,414,233**	1,414,233	1,414,233

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Periods Ended 30 September 2006
Reported Amounts

	For the Three Months Ended 30 September					
	2006			2005		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,010	10,341	17,351	7,010	9,076	16,086
Net profit for the period	-	970	970	-	568	568
Benefit in respect of share options and shares to employees	-	76	76	-	-	-
Adjustments in respect of presentation of securities available for sale at fair value	-	251	251	-	83	83
Related tax effect	-	(91)	(91)	-	(38)	(38)
Translation adjustments for companies included on the equity basis	-	(36)	(36)	-	30	30
Balance at the end of the period	7,010	(a) 11,511	18,521	7,010	(a) 9,719	16,729

	For the Nine Months Ended 30 September					
	2006			2005		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	7,010	8,990	16,000	7,010	7,976	14,986
Net profit for the period	-	2,460	2,460	-	1,674	1,674
Benefit in respect of share options and shares to employees	-	328	328	-	-	-
Adjustments in respect of presentation of securities available for sale at fair value	-	362	362	-	89	89
Related tax effect	-	(133)	(133)	-	(45)	(45)
Translation adjustments for companies included on the equity basis	-	(35)	(35)	-	21	21
Loans to employees for purchase of Bank's shares	-	461)	461)	-	4	4
Balance at the end of the period	7,010	(a) 11,511	18,521	7,010	(a) 9,719	16,729

	For the Year Ended 31 December 2005 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2005	7,010	7,976	14,986
Net profit for the year	-	2,136	2,136
Proposed dividend	-	(1,103)	(1,103)
Adjustments in respect of presentation of securities available for sale at fair value	-	(83)	(83)
Related tax effect	-	35	35
Translation adjustments for companies included on the equity basis	-	25	25
Loans to employees for purchase of Bank's shares	-	4	4
Balance as at 31 December 2005	7,010	(a) 8,990	16,000

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (377) million (NIS (346) million as at 30 September 2005 and NIS (342) million as at 31 December 2005).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 275 million (NIS 138 million as at 30 September 2005 and NIS 46 million as at 31 December 2005).

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 30 September 2006 have been prepared in accordance with accounting principles adopted for the preparation of interim reports. The accounting principles used in preparing the interim report are consistent with those applied in the audited Financial Statements as at 31 December 2005, save as set forth in Note 2 below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2005 and for the year ended on that date, and their accompanying Notes.

2. A. **First Application of New Accounting Standards:**

1. **Accounting Standard No. 20 (Amended) – "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies"**

As from 1 January 2006, the Bank has applied Accounting Standard No. 20 (Amended) - "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies" ("Standard No. 20") of the Israel Accounting Standards Board.

Standard No. 20 prescribes the accounting treatment of goodwill and intangible assets on the acquisition of a subsidiary or an investee company that is not a subsidiary, including a company under joint control.

According to Standard No. 20, the excess of the cost of acquisition of an investment in an investee company over the holding company's share in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (after relevant tax attribution) constitutes goodwill. The excess of the cost of acquisition of an intangible asset acquired will be attributed only in the event that it complies with the definition of intangible asset in accordance with the criteria fixed in Standard No. 20. According to Standard No. 20, in the event that negative goodwill (excess of fair value over acquisition cost) arises as of acquisition, such negative goodwill will be immediately recognized as of acquisition date as a profit in the profit and loss statement and will no longer be amortized methodically. Positive goodwill and intangible assets with undefined lives will not be amortized, notwithstanding the rules in effect up till the starting date of the Standard, according to which goodwill and intangible assets are amortized over their useful lives, up to a maximum of 20 years for goodwill.

The Bank is adopting the provisions of Standard No. 20, save for discontinuation of amortizing goodwill and save for recording negative goodwill that is created at the time of acquiring businesses, in profit and loss. Pursuant to the Supervisor of Banks' directives, goodwill will continue to be amortized over a period of 10 years unless the Supervisor of Banks shall otherwise permit.

The first application of Standard 20 did not have an effect on the Bank's Financial Statements.

2. **Accounting Standard No. 21 - "Earnings per Share"**

As from 1 January 2006 the Bank has applied Accounting Standard No. 21, "Earnings per Share" ("Standard No. 21") of the Israel Accounting Standards Board. Standard No. 21 prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel on the matter.

According to Standard No. 21, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value as was the practice up till the commencement date). Basic earnings per share are to include only the weighted average of the number of shares which are outstanding during the period whereas convertible securities (such as

convertible debentures and options) are to be included only in the computation of diluted earnings per share, in contrast to the principles applied until the commencement date of the Standard, according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which have been converted during the period are to be included in diluted earnings per share only up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to Standard No. 21, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of all the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55 of the Institute of Certified Public Accountants in Israel, which also includes adjustments to profits.

According to Standard No. 21, the provisions of the Standard should be implemented regarding comparative earnings per share data relating to previous periods.

The first application of Standard 21 did not have an effect on the comparative figures of earnings per share.

3. **Accounting Standard No. 22 - "Financial Instruments – Disclosure and Presentation"**

As from 1 January 2006 the Bank has applied Accounting Standard No. 22 – "Financial Instruments – Disclosure and Presentation" ("Standard No. 22") of the Israel Accounting Standards Board.

Standard 22 prescribes principles regarding the presentation of financial instruments and details the proper disclosure required in respect thereof in the financial statements. In addition, Standard 22 lays down principles for the classification of a financial instrument, or its constituent parts, upon its initial recognition as a financial liability, financial asset or equity instrument, and the classification of transaction costs (net of any related tax benefit) arising from the financial instrument as a profit and loss item or capital item accordingly, and the conditions upon which a financial asset will be offset against a financial liability.

Adoption of the Standard is implemented according to the "from here onward" method. In certain matters relating to the presentation of financial instruments, the rules determined in the directives of the Supervisor of Banks apply to the Bank.

The first application of Standard 22 did not have an effect on the Bank's Financial Statements.

4. **Accounting Standard No. 24 - "Share-Based Payment"**

As from 1 January 2006 the Bank has applied Accounting Standard No. 24 - "Share-Based Payment" ("Standard 24") of the Israel Accounting Standards Board.

Standard 24 requires the recognition of share-based payment transactions in the financial statements. Such transactions include transactions with employees or other parties that are to be settled in the company's equity instruments or in cash, as well as transactions that provide the company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize an increase in shareholders' equity in the financial statements when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when such transaction is settled in cash.

Standard 24 prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In particular, measurement principles are prescribed with respect to transactions with employees

and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument was granted.

The first application of Standard 24 did not have an effect on the Bank's Financial Statements. See Note 10 with regard to the grant of options and the sale of shares to the Bank's employees in 2006.

B. **First Application of the Provisions of Proper Banking Management Directives relating to Provision for Doubtful Debts in respect of Housing Credit at Leumi Mortgage Bank**

As from 1 January 2006 Leumi Mortgage Bank has implemented the Bank of Israel's circular dealing with all matters relating to the manner of calculation of the provision for doubtful debts with regard to housing credit. The circular determines, *inter alia*, that a bank that elected to calculate the provisions in respect of loans in accordance with the depth of arrears method, even if it was not required to do so under the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given as to the manner of calculation of the depth of arrears, directives as to the manner of calculation of the provision in respect of arrangements and the re-organization of loans and also the manner of calculation of the provision in respect of loans in which the principal is repaid in one payment. Further, the circular relates to the clearance of a debt in arrears after the balance sheet date and does not allow the reduction of the provision even if cash is received in respect of the arrears after the balance sheet date, including cash in respect of the sale of an apartment before the balance sheet date.

The effect of applying the circular to the provisions for doubtful debts at Leumi Mortgage Bank was a one-time addition in the amount of NIS 63.7 million, in respect of adjusting the opening balance for 2006.

In addition, it is stated in the instructions that the definition of housing credit for the purposes of financial reporting will also include loans granted "for any purpose" against the pledging of a residential apartment. The effect of this instruction on Leumi Mortgage Bank is in the classification of provisions for doubtful debts.

3. In the regular course of business, legal claims were filed against the Bank and certain consolidated companies, including applications for approval of class actions.
In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the applications for approval of class actions, appropriate provisions were recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.
In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and where the chances of such claims succeeding are not remote, amounts to some NIS 99 million.

Following are details of claims in material amounts.

A. On 24 August 1997, an application to approve the filing of a class action against the Bank and against Israel Credit Cards Ltd. ("ICC") was filed in the Tel Aviv- Jaffa District Court in connection with the collection of fees for limitation of credit card holders' liability. The application is for approval of a monetary class action in the amount of some NIS 105 million as of the date of filing the claim and also for additional remedies. The parties' summations in the case have been filed, but the court has yet to render its judgment.

B. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and certain

of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

C. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with an application to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised to depositors of shekel deposits made by self service through direct banking channels, a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit misled the depositors into thinking that the 1% additional interest is granted also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period, as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

D. On 19 June 2002 an application for approval of a class action was filed by the Ramle Municipality against the following respondents: the Bank, the Bank Clearing Center Ltd, Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd. and Mercantile Discount Bank Ltd. The applicant asserts that the respondent banks entered into a restrictive arrangement with regard to commissions they charge their customers that receive standing order clearing services and that, as a result of the restrictive arrangement to which the respondents are parties, the applicant, and all recipients of standing order clearing services, paid unfair and unreasonable amounts for these services. The class action was filed in the amount of NIS 967.5 million. On 11 December 2003 the application for approval of the class action was summarily dismissed. On 18 February 2004 the Ramle Municipality appealed the dismissal. On 28 November 2005 the Supreme Court dismissed the appeal. The Municipality submitted an application to the Supreme Court for an additional hearing on the decision and an application for exemption from deposit of a guarantee. The Supreme Court dismissed the application for exemption from deposit of a guarantee and the Municipality filed an application to strike out its application for a further hearing, which was struck out on 11 April 2006.

E. On 14 October 2004 an application to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law, 1981 and Regulation 29 of the Civil Procedure Regulations, 1984.

The subject of the claim was originally the allegations of the applicant that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees illegally and contrary to the exemptions indicated beside the fees on the Bank's price list. The applicant maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The applicant is also claiming that as such the Bank was unlawfully enriched.

On 19 December 2004 the Bank submitted to the Court its response to the application to approve the claim as a class action, and on 24th February 2005 the applicant's reply to the Bank's response

to the application for approval of a class action was filed. On 20 September 2005 an application was filed with the Court to amend the statement of claim, pursuant to which the applicant requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the amended application for approval of the claim as a class action. On 20 March 2006 an amended reply of the applicant was filed. Hearing of evidence has commenced.

F. In June 2005, an application for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The applicant claims that the Bank did not stand by promises advertised on its internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet. The applicant is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

On 3 October 2005 the Bank filed a response to the application to approve the claim as a class action, and on 20 November 2005 the applicant's reply to the Bank's response was filed. A date for the hearing of the application has not yet been fixed.

G On 7 August 2005 a claim was filed in the Tel Aviv-Jaffa District Court to approve a claim as a class action against the Bank, based on the assertion that until January 2003 the Bank did not credit its customers with a proportionate part of the amounts of the commission that they paid for bank guarantees that were issued at their request and the amount whereof was reduced prior to the end of the guarantee period.

The Plaintiffs assert that the amount of the claim exceeds NIS 2.5 million.

4. In addition, there are legal claims pending against the Bank, including applications for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of the claims, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof.

Following are the details of the legal claims:

A. In February 2006 an application for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the applicant at some NIS 300 million.

According to the applicant, in the framework of the sale of "structured products" to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which enures to the benefit of the Bank in the transaction, which in the applicant's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is all Bank customers that invested in various "structured products" marketed by the Bank, from January 1999 until January 2006, where the Bank did not disclose to them what allegedly should have been disclosed.

On 30 August 2006, the Bank filed a response to the application for the approval of the claim as a class action.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the application cannot be estimated at this time.

B. On 23 April 2006 an application was filed in the Jerusalem District Court to approve a class action against the Bank on the assertion that in consequence of a change in the classification of accounts that were managed at the Bank as "debitory current accounts" to "private commercial debitory current accounts", on 25 April 1999 or thereabouts, according to the applicant's assertion, without due disclosure to customers and in breach of the provisions of the account management terms and conditions agreement and the provisions of the law in such regard, the Bank changed the interest rate (the risk supplement component) and additional costs relating to the management of the account.

The amount of the class action has been estimated by the applicant in an amount of some NIS 45 million.

A response on behalf of the Bank has been filed.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the application cannot be estimated at this time.

C. On 12 September 2006, an application to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim and the Israel Discount Bank. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the applicant, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The applicant is not a customer of the Bank but of the other banks, but is claiming that she suffered damages due to the Bank's being a party to the alleged restrictive arrangement. The remedy requested by the applicant is refund of the alleged over-charging to the respondent customers, who took unlinked shekel credit or a "retroactive reduction" of the aforementioned interest and commission rates that the respondent banks collected during the past decade. The Bank has not yet filed a response.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the application cannot be estimated at this early stage.

5. Following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, an application for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law, 1981, Regulation 29 of the Civil Procedure Regulations, 1984, and the Supervision of Insurance Practices Law, 1981. The amount of the claim, whose approval as a class action was requested, is estimated by the applicants at some NIS 100 million.

The applicants, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the applicants, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by

Leumi Mortgage Bank customers. The applicants contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim was stayed until the appeals reviewed in paragraph 6A below are decided.

B. On 3 July 2001, an application was filed in the Tel Aviv-Jaffa District Court for approval of a class action based on the Banking (Service to Customer) Law, 1981, the Restrictive Trade Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The amount of the class action the approval of which is requested is estimated by the applicant at some NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank of its borrowers who took out loans at variable interest. The applicant took out a loan from Leumi Mortgage Bank at variable interest. The applicant is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks which caused a limit to the supply of loans at variable interest and their quality and variety, and a series of other claims.

In addition to monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the application for approval of the claim as a class action. On 23 September 2003 the applicant appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in an additional hearing regarding Regulation 29 of the Civil Procedure Regulations, 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the judgement states that although interpretive means may be utilized to convert Regulation 29 into an instrument for submission of class actions, such utilization is not appropriate at this time, taking into consideration the legislative procedures underway in the field of class actions. Accordingly, it was agreed with the consent of the parties, that the matter of Regulation 29 would be struck from the appeal and a date for the hearing of the appeal was fixed for 4 May 2006.

On 12 March 2006, the Class Actions Law, 2006 (the "Law") was published. The object of the Law is to regulate uniform rules relating to the filing and conduct of class actions.

The Law stipulates that a class action shall not be filed, other than a claim detailed in the schedule to the Law or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not". The Law provides that in principle its provisions shall also apply to applications to approve a class action and to class actions that were pending before a court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Law also lays down provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as the arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in applications to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Law to the proceeding before it, and if the Law in fact applies - the implications of its application. At the same time, the Court cancelled the hearing date that had been fixed for 4 May 2006 and fixed it for 15 January 2007.

C. On 7 July 2003 an application for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law, 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The applicant claims as follows: that he received a loan from Leumi Mortgage Bank; according to the law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the applicant a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should be calculated according to the amount of the loan, without taking interest into account; Leumi Mortgage Bank made misleading representations to the applicant, according to which the stamp duty that was required from the applicant was the legally required amount.

The relief requested is for the refund by Leumi Mortgage Bank and the Director of Stamp Duty to the group of applicants of the difference between the actual stamp duty and the amount claimed by the applicant.

The amount of the class action whose approval is requested is estimated by the applicant at some NIS 100 million.

6. In addition, the applications for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. Following are details of the legal proceedings:

A. On 17 July 1997 an application for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the applicants took out a loan from one of the respondent mortgage banks. According to the applicants, in the framework of taking out the loan, the respondent banks included them in life insurance or property insurance policies taken out through the banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law, 1981, and the Restrictive Trade Practices Law, 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues".

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the applicants are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgement in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization is not appropriate at this time, taking into consideration the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see Note 5B above.

In the opinion of the Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, an additional application for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-collection from borrowers who took out loans at variable interest. Although the application and the claim are stated unclearly, it appears that (at least partial) overlapping exists with the arguments basing the proceeding mentioned in paragraph 5B above, the requested relief and the group of applicants.

The amount of the class action whose approval is requested is estimated by the applicants at some NIS 90 million.

In light of the (at least partial) overlapping between the application for approval of the class action reviewed here and the application for approval of the class action reviewed in paragraph 5B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with the proceeding mentioned in paragraph 5B above. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the application for approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 27 March 2006, an application was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the application to be NIS 22 million.

The application was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the application, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan principal.

It should be noted that an application is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the Director of Stamp Duty authorities on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was affected by charging stamp duty in respect of the interest component of the loan (see Note 5C above for further details of the matter). It is contended in the present application that it relates to a charge period that is different from that asserted in the application to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage Bank. Leumi Mortgage Bank has not yet filed a response to the application for the approval.

In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

7. Sale of Two Non-banking Holding Corporations

The Bank of Israel advised the Bank that it was required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Insurance Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Insurance Holdings,

the Bank would be entitled to sell its holdings in Migdal Insurance Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Insurance Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Insurance Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006, the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel and in Migdal Insurance Holdings.

On 1 February 2006, the Board of Directors approved entering into a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. The sale agreement was signed on 13 February 2006. The transaction was completed on 27 March 2006. The total consideration to the Bank for the transaction was some NIS 1,131 million. The net profit from the transaction was some NIS 480 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Insurance Holdings constituting 10% of the issued and fully paid share capital of the company, owned by the Bank and Leumi Holdings, for a total consideration of some US$ 142 million.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. The net profit from the transaction was some NIS 237 million.

Following the completion of the transaction, 9.98% of the issued and fully paid share capital of Migdal Insurance Holdings remains in the hands of the Bank, and is presented in the securities available for sale item.

8. Capital Market Reform Legislation

On 9 November 2004, the team appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following the team's recommendations, on 10 August 2005, three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

In February 2006, the Joint Investment Trusts (Distribution Commissions) Regulations, 2006 and the Financial Services (Control) (Provident Funds) (Distribution Commissions) Regulations, 2006 that regulate the payment of distribution commissions for the distribution of mutual funds and provident funds, were published. Furthermore, the Commissioner of the Capital Market, Insurance and Savings has issued a circular, which is intended to regulate the operating agreements between a pension counselor and institutional entities and the payment of a commission to a banking corporation in respect of service to members, by a purchaser of provident funds from such banking corporation.

Further details of the legislation that regulates the capital market reform is given in the 2005 Annual Report, in the Directors' Report and Note 31 to the Financial Statements.

The said legislation has material effects on the Bank, as set forth below.

Actions taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

On 19 October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

On 11 September 2006, the sale of the activities of the Psagot-Ofek Group to York Capital was completed. At the time of completion of the transaction, the purchaser paid a sum of NIS 1,284 million to the vendors, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds – Leumi Ltd. and Psagot Ofek Provident and Severance Pay Funds Ltd. (The proceeds had been reduced by some NIS 66 million in respect of a decrease in the volume of the assets in the mutual funds). The Bank's net profit after taxes from the sale is some NIS 682 million.

As part of the transaction, the Bank undertook to indemnify the purchaser in respect of direct damage that may be caused as a result of past claims, a breach of certain representations, issues subject to investigation by the Israel Securities Authority and past tax debts, should any exist.

On 16 November 2006, the sale of the activities of Leumi-Pia Trust Management Co. Ltd. to Harel Fund Management Ltd. was completed, for a consideration of some NIS 565 million. The Bank's net profit after taxes is estimated at some NIS 336 million.

As part of the transaction, Leumi-Pia undertook to indemnify Harel in respect of certain of Leumi-Pia's obligations towards employees, and in respect of an examination by the Israel Securities Authority and past tax debts, should any exist.

On 20 September, 2006, a detailed agreement was signed regarding the sale of a group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of these provident funds, with Harel Insurance Company Ltd. and Harel Provident Funds Ltd., at a price of NIS 575 million, which reflects a reduction in the price following adjustments agreed between the parties. The Bank's net profit from the transaction after adjustments and tax provisions, on the assumption the transaction is completed, is estimated at some NIS 350 million.

On 30 October 2006, a supplement to the binding agreement of principles of 22 December 2005 was signed regarding the sale of additional provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi, to Prizma Investment House Ltd. (formerly A. Solomon Investments Ltd.), or a company under its control, at a price of some NIS 418 million, which reflects a reduction in price following adjustments agreed between the parties. The Bank's net profit, after adjustments and tax provisions, assuming the transaction is completed, is estimated at some NIS 250 million.

Together with the signature of the agreements with the purchasers of the provident funds, distribution agreements and operating agreements were signed.

As part of the transactions, the Bank undertook to indemnify the purchasers under certain circumstances.

The transactions that have not yet been completed are subject to regulatory approvals and the parties are working to obtain them and to adapt the agreements, should this be necessary, to the observations of the Supervisor of the Capital Market.

Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement

between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. With regard to managers of funds that were controlled by the Bank at the time of publication of the laws, the commission will be charged as of the date when such fund managers are no longer controlled by the Bank. The Bank has signed distribution agreements with the majority of the fund managers.

On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for a consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, and also a distribution agreement, under which the Bank will distribute the funds.

Completion of the transaction is subject to the fulfilment of certain conditions and receipt of regulatory approvals.

- The Bank is conducting talks with the authorities and is also, together with the employees' representatives, examining the preparations required for complying with the provisions of the permit given to the banks under the legislation, for the engagement in management of provident funds, all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank has received approval from the severance pay funds for its employees and employees of additional companies in the Group.

- The Bank is at an advanced stage of preparation to enter the pension counseling field. These preparations involve the development of computerized tools and training and recruiting of staff.

- The Bank is examining the implications of the freedom of choice granted to the employees with regard to provident funds, including freedom of movement from fund to fund, on its obligations towards its employees at the time of retirement.

Effect of the Reform on the Bank and the Group

The reform has a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counseling, distribution and provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling (when the Bank receives a license to engage in such activities), the provision of operating services to entities active in the capital market, and additional activities.

The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

Furthermore, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from these

fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of the Group's income from management fees from mutual funds and provident funds, including supplementary training funds (in NIS millions):

	The first nine months of 2006	2005	Year 2005
From mutual funds	**345**	312	427
From provident funds	**164**	152	201
From supplementary training funds	**20**	22	32
Total	**529**	486	660

In the estimation of the Management of the Bank, based on the data and assumptions detailed below, in lieu of the income of the Bank and the Group arising from management fees as detailed above, which as of the completion of the disposal transactions will no longer arise, in 2006 the Bank may receive management fees and distribution commissions. In consequence, the pre-tax profit in 2006 is expected to decline by some NIS 58 million, as compared with 2005.

The decrease in the amount as compared with the estimate given in the Financial Statements for the first half of the year derives from the fact that the sale transactions of the various companies had not been concluded at the end of the nine months of 2006 and may be concluded by the end of 2006.

The data and assumptions upon which the estimation is made are:

With regard to the first nine months of 2006, the calculation was made as follows: regarding the first half of the year, actual income from management fees from provident funds, including supplementary training funds, and from management fees from mutual funds, was taken into account. With regard to the third quarter, the actual income from management fees from provident funds, including supplementary training finds, was taken into account, and in relation to mutual funds, with regard to one company, income from management fees up to the date of completion of the sale on 11 September 2006 was taken into account, and with regard to the other company, the income from distribution commissions for the entire third quarter was taken into account.

With regard to the fourth quarter, an estimate was made of income from management fees from provident funds, including supplementary training funds, and of distribution commissions from mutual funds, according to the value of the managed assets as at the end of September 2006. Further, the estimate was made on the assumption that the sales transactions that have yet to be completed will be completed by the end of 2006.

The calculation of the distribution commission in respect of mutual funds is based upon balances of holdings of customers of the Bank or the Group, as the case may be, as they were at the end of September 2006. Further, the calculation of the distribution commissions is also based on the weighted rate of the commissions, according to the spread of the total assets of the funds managed by Leumi Pia and Psagot at the end of September 2006, without assuming changes in the holdings, that are likely to affect the amount of the commissions that the Bank will receive, whether in consequence of changes in the classification of the funds or in consequence of changes in the volume and mix of the customers' holdings.

The calculation of the distribution commission is based on the maximum rates determined in the regulations.

In the above calculations, the use that the Bank is likely to make of the consideration from the sales of holdings carried out in consequence of the legislation was not taken into account.

The transactions carried out by the Bank (with the exception of the sale of Direct Insurance which was completed in 2005) are expected to be completed during 2006, and consequently the Bank anticipates capital gains of some NIS 2.4 billion in 2006.

In the Bank's assessment, in addition to the estimated decrease in income given above, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the exact extent of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

9. Employee Rights

A. Changes in Mortality Tables

In November 2005 the Supervisor of Banks announced that he was adopting the letter of the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance to the insurance companies, pursuant whereto as from the first quarter of 2006 an insurer must assess the reserves for life insurance policies on the basis of the mortality tables as presented in the position paper sent by the Commissioner of Insurance for the observations of the insurance and pension fund companies in April 2005.

In accordance with the estimation of the Bank's actuary, based on revised mortality assumptions in accordance with the said position paper, for the purpose of assessing the actuarial liabilities, the Bank recorded an additional provision of NIS 136 million before taxes (some NIS 86 million after taxes) in the first quarter of 2006 to revise the pension and jubilee reserves.

B. Benefits to "Leumi Alumni"

"Leumi alumni" are entitled, in addition to pension and/or severance payments, (according to individual choice) to additional benefits, principally gifts on religious festivals and participation in the cost of additional welfare and social activities.

"Leumi alumni" – persons who have ended their employment with the Bank, at any age, following completion of 25 years of employment with the Bank, or who have ended their employment at the age of 65 or more, following completion of at least 15 years of employment.

In the second quarter of 2006, the anticipated costs in respect of the above entitlements for the period following the period of employment were recorded pursuant to an actuarial calculation, as accrued as at 30 June 2006. The amount accrued as of that date amounted to some NIS 80 million, after the effect of taxes.

The Bank recorded the cost of the entire accumulated amount in salary expenses in the second quarter of 2006, and not by way of re-statement, pursuant to the American Interim Financial Report APB 28 standard. According to the Standard, in determinating materiality for the purposes of financial reporting for the interim period, with regard to the effect of accounting changes or correction of errors, these should be related to the amount of the expected annual profit, and the effect on the profitability trend. Pursuant to the Standard, separate disclosure will be made in the interim financial statements with regard to corrections that are material in relation to the interim period, even though they are not material in relation to the expected annual profit and profitability trend.

C. Voluntary Retirement

In October 2006, the Bank's Board of Directors approved a voluntary retirement program at an aggregate cost of NIS 160 million. The program is intended for a portion of the Bank's employees, as approved by the Board of Directors. The entire aforementioned amount was recorded in the Financial Statements for the third quarter of 2006, in accordance with the assessment of the

Management of the Bank that the entire amount will be utilized. As of the date of publication of this report, 112 employees had accepted.

10. A. **Issue of Options to Employees**

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted (of which 122,644 options were allotted to the Chairman of the Board of Directors and 156,659 options were allotted to the Chief Executive Officer). The said options are subject to all the provisions of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, should there be any. This price was determined in coordination with the Ministry of Finance.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external appraiser in accordance with the Black & Scholes model, was some NIS 422 million. The calculation of the value was based upon the following principal parameters:

- standard deviation of the annual yield: 25%.

- risk free linked interest rate: 3.5%.

- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.

- dividend distribution policy: 50% of the net profit.

- rate at which employees leave during the vesting period of the options: 2%.

The Bank received approval from the Tax Authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. The profit benefit portion (which will be considered to be income from work in the hands of the employees) at the date of the granting of the options was some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions amounting to some NIS 68 million, and as against this the Bank will save companies tax and profits tax amounting to some NIS 140 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, in parallel with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account. In the first nine months of the year, the Bank recorded some NIS 163 million as salary expenses in the profit and loss statement (third quarter – NIS 75 million).

B. Sale of Shares to Employees

On 14 June 2006, Bank employees purchased 2.8478% of the capital of the Bank (40,274,560 ordinary shares, of which, 75,532 were purchased by the Chief Executive Officer), in accordance with an outline published on 9 May 2006 (and amended on 10 and 25 May 2006). On 3 July 2006, the General Meeting approved the purchase of 59,131 ordinary shares by the Chairman of the Board of Directors of the Bank, which purchase was carried out on 5 July 2006.

The purchase of the shares was carried out in accordance with an agreement of March 2006 with the Accountant-General regarding an offer of the Bank's ordinary shares to the employees of the Bank by the State, in accordance with the agreements in respect of the privatization of the Bank and decisions of the Finance Committee of the Knesset. According to the above agreement, the shares would be offered to the employees in two stages, the first of which, an offer of 2.873% of the share capital, has been carried out, as mentioned above. The second stage, in which a further 1% of the Bank's share capital will be offered to the employees, will be carried out after completion of the privatization process. The base purchase price was set at NIS 16.10 per share (the average price of the share, as agreed by the Ministry of Finance and matching the average price of the sale to Barnea). The shares were offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price was adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The value of the benefit granted to the employees and the Chairman of the Board of Directors in respect of the said purchase, which was evaluated by an external appraiser, included a number of components and totaled some NIS 212 million (including salary tax and national insurance). This amount was recorded as a salary expense, of which an amount of NIS 157 million was against the capital account.

Set out below are the parameters according to which the calculation was made:

- The calculation of the fair value was made according to the price of the Bank's shares at the time of granting, which is the average price of the Bank's shares in the period during which the employees subscribed for the shares. The period was 31 May 2006 to 11 June 2006, and the average price of the shares during this period was NIS 16.71.

- The calculation of the fair value takes into account the "flaws" in the offered shares (locked-up for 4 years and regular tax payment in respect of the benefit component) relative to the regular shares.

- The shares are locked-up for 4 years. In respect of this "flaw" of lack of marketability, 15% was reduced from the value of the shares at the time of granting.

- An annual dividend payment of 50% of the net profit was assumed.

- The financing of the purchase of the employees' shares was through CPI-linked, interest free loans granted by the Bank.

- The interest rate for the calculation of the value of the benefit embodied in the loans was 4% per annum linked to the CPI.

- The Bank received an approval from the Tax Authority under which the provisions of section 102 of the Income Tax Ordinance will apply to the program.

The following table sets out details of the calculation as at 30 September 2006:

	NIS thousands
Fair value of the shares less the lack of marketability	102,911
Cost of financing loans	54,543
Salary tax and national insurance	54,448
Total salary expense	211,902
Tax shelter to Bank in profit and loss	(51,051)
Total net cost in profit and loss	160,851
Amount recorded in capital account	194,010

In accordance with accepted accounting principles, the changes in the value of the profit benefit portion are adjusted on an ongoing basis in the profit and loss statement. Since the share's market value rose by 7.2% during the third quarter, salary expenses amounting to NIS 21 million were recorded in the profit and loss statement and NIS 16 million was credited to the capital account.

To finance the purchase of the shares, the employees were granted loans, repayable at the end of the 4 years' lock-up period of the shares. The loans are linked to the CPI, do not bear interest and are not subject to non-recourse conditions. The granting of the loans was approved by the Supervisor of Banks, who, in his approval, noted that when determining the repayment terms, the Bank was requested to take into account the fact that approval would not be given for the extension of the repayment period of the loans beyond the end of the lock-up period. The total of the loans granted to the employees (including the Chairman) was some NIS 466 million, which was deducted from the Bank's capital.

11. **Bank Leumi Romania (previously Eurom Bank S. A.)**

On 23 October 2005 the Bank and Kolal B.V. ("Kolal"), which was the controlling shareholder of Eurom Bank S.A., signed an agreement according to which the Bank would acquire control of Eurom Bank from Kolal.

On 4 August 2006 the transaction between the Bank and Kolal was completed, pursuant to which the Bank acquired over 99% of the issued and paid up share capital of Eurom Bank from Kolal, for a consideration of some US$ 46 million. An advance and amounts paid to cover loans and expenses in the amount of US$ 12 million were offset from this sum.

The following are principal data of Bank Leumi Romania as at 30 September 2006:

Total assets – US$ 184.8 million
Total credit to the public – US$ 73.3 million
Total deposits of the public - US$ 142.8 million
Shareholders' equity – US$ 35.4 million

The excess cost of the Bank's portion of the shareholders' equity at the date of acquisition amounted to NIS 115 million.

In September 2006, the Bank increased Bank Leumi Romania's shareholders equity by some US$ 19 million.

As of the third quarter of 2006, Bank Leumi Romania's financial statements are consolidated in the Leumi Group's Financial Statements. In the third quarter of the year, Bank Leumi Romania's loss amounted to some NIS 10.2 million. Including the effect of exchange rate differentials in respect of the investment and the writing-off of goodwill, the loss totaled NIS 15.6 million.

12. **Change of Salary Tax and Profit Tax**

On 27 June 2006 the Value Added Tax (Rate of Tax on Non-Profit Organizations and Financial Institutions) Order, 2006 (the "Amendment") was published in the Government Gazette.

In consequence of the Amendment, salary tax and profit tax rates that apply financial institutions will be reduced from 17% to 15.5%, with effect from 1 July 2006.

The provision for taxes on the Bank's income includes profit tax pursuant to the Value Added Tax Law that is levied on income. In light thereof, the statutory tax rate that includes profit tax that shall apply to the Bank in 2006 is 40.65%, 38.53% in 2007, 36.80% in 2008, 35.93% in 2009 and from 2010 and thereafter the tax rate will be 35.06%.

In calculating the current taxes and deferred taxes balances as at 30 September 2006, the new profit tax rate as determined in the Order was taken into account. The effect of the change on the net profit in the first nine months of the year is not material.

13. **Future Application of Accounting Standards**

A. Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)"

In July 2006 the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law, 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. The Standard permits early adoption as from the financial statements to be published after 31 July 2006. The above does not apply to entities to which the Securities (Periodic and Intermediate Reports of a Foreign Corporation) Regulations, 2000 apply and whose financial statements are prepared other than in accordance with generally accepted accounting principles in Israel. Furthermore, the Standard prescribes that entities that are not subject to the Securities Law, 1968 and are not obliged to report in accordance with the regulations issued under the said law, may also prepare their financial statements according to IFRS as from the financial statements to be published after 31 July 2006.

The first adoption of the IFRS standards will be by way of implementing the provisions of IFRS 1, First Adoption of IFRS Standards, for the purpose of the transition.

As at the date of publishing the Financial Statements, the Supervisor of Banks' directives with regard to the manner in which the Standard is to be adopted by banking corporations, if at all, have not yet been published.

B. Accounting Standard No. 27 - "Fixed Assets"

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (the "Standard"). The Standard sets rules for recognizing, measuring and subtracting fixed asset items and the disclosure required in respect thereof. The Standard determines, *inter alia,* that at the time of initially recognizing a fixed asset item, the entity must estimate and include as part of the costs of the item, the costs which will be attributed to it relating to a commitment to dismantle and transfer the item and restore the site where it is located. The Standard also determines that a group of similar fixed asset items will be measured according to cost less accrued depreciation and less losses incurred from declines in value, or, alternatively, at a revalued amount less accrued depreciation, while an increase in the value of the asset above the initial cost as a result of the revaluation is credited directly to shareholders' equity in the revaluation fund item. Each part of fixed assets, whose cost is significant in relation to the total cost of the item, will be depreciated separately, including the costs of significant periodic inspections. Further, the Standard determined

that a fixed asset item that was acquired in consideration for another non-monetary item within the framework of a transaction of a commercial nature, will be measured according to fair value.

This Standard shall apply to the financial statements for periods that commence from 1 January 2007.

As of the date of publishing the Financial Statements, the Supervisor of Banks' directives with regard to the manner in which the Standard is to be adopted by banking corporations, if at all, have not yet been published.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 September		For the nine months ended 30 September	
	2006	2005	**2006**	2005
	(NIS millions)		(NIS millions)	
A. Income on assets (a)				
Credit to the public	**1,222**	3,430	**6,242**	10,587
Credit to governments	**(10)**	14	**(12)**	87
Deposits with Bank of Israel and cash	**(42)**	19	**(47)**	104
Deposits with banks	**(554)**	295	**(579)**	1,324
Debentures	**(355)**	621	**151**	2,676
Total income on assets	**261**	4,379	**(5,755)**	14,778
B. Expenses on liabilities (a)				
Deposits of the public	**1,021**	(2,441)	**(1,136)**	(8,595)
Deposits from governments	**(5)**	(41)	**(37)**	(168)
Deposits from Bank of Israel	**(6)**	(1)	**(19)**	(5)
Deposits from banks	**36**	(89)	**(65)**	(249)
Debentures, bonds and subordinated notes	**(115)**	(340)	**(537)**	(882)
Total expenses on liabilities	**931**	(2,912)	**(1,794)**	(9,899)
C. From derivative instruments and hedging activities				
Ineffective portion of hedge relationships (b)	**9**	(4)	**7**	(7)
Net income (expenses) from ALM derivative instruments (c)	**284**	1	**662**	(642)
Net income from other derivative instruments	**(4)**	3	**(2)**	14
Total income from financial derivative instruments and hedging activities	**289**	-	**667**	(635)
D. Other income and expenses				
Financing commissions	**74**	67	**209**	190
Profits from sale of debentures available for sale, net	**-**	52	**5**	81
Profits (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**29**	26	**(3)**	86
Other financing income	**85**	127	**248**	367
Other financing expenses	**49**	5	**72**	(27)
Total other income and expenses	**237**	277	**531**	697
Total net interest income before provision for doubtful debts	**1,718**	1,744	**5,159**	4,941
E. Detail of net effect of hedging derivative instruments on net interest income				
Financing income on assets	**7**	16	**11**	26
Financing expenses on liabilities	**(25)**	(21)	**(13)**	(17)
Of which: net exchange rate linkage differences	**5**	-	**8**	(38)

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 30 September					
	2006			2005		
	Specific Provision (a)	Supplementary Provision (b)	Total	Specific Provision (a)	Supplementary Provision (b)	Total
	(NIS millions)			(NIS millions)		
Balance of the provision at the beginning of the period	**8,460**	**1,075**	**9,535**	7,879	1,071	8,950
Purchase of a subsidiary	**3**	**5**	**8**	-	-	-
Provisions during the period	**401**	**14**	**415**	415	(5)	410
Decrease in provisions	**(97)**	**(27)**	**(124)**	(206)	(34)	(240)
Collection of past years' write-offs	**(9)**	**-**	**(9)**	(4)	-	(4)
Net amount charged to statement of profit and loss	**295**	**(13)**	**282**	205	(39)	166
Write-offs	**(296)**	**-**	**(296)**	(67)	-	(67)
Balance of provision at end of period	**(c) 8,462**	**1,067**	**9,529**	(c) 8,017	1,032	9,049
Including balance of provision not deducted from credit to the public	**31**	**130**	**161**	37	121	158

	For the nine months ended 30 September					
	2006			2005		
	Specific Provision (a)	Supplementary Provision (b)	Total	Specific Provision (a)	Supplementary Provision (b)	Total
	(NIS millions)			(NIS millions)		
Balance of the provision at the beginning of the period	**8,212**	**1,040**	**9,252**	7,275	1,041	8,316
Purchase of a subsidiary	**3**	**5**	**8**	-	-	-
Provisions during the period	**1,183**	**50**	**1,233**	1,616	31	1,647
Decrease in provisions	**(495)**	**(28)**	**(523)**	(480)	(40)	(520)
Collection of past years' write-offs	**(42)**	**-**	**(42)**	(22)	-	(22)
Net amount charged to statement of profit and loss	**646**	**22**	**668**	1,114	(9)	1,105
Write-offs	**(399)**	**-**	**(399)**	(372)	-	(372)
Balance of provision at end of period	**(c) 8,462**	**1,067**	**9,529**	(c) 8,017	1,032	9,049
Including balance of provision not deducted from credit to the public	**31**	**130**	**161**	37	121	158

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

(c) The specific provisions according to the period of arrears are NIS 504 million on a consolidated basis (30 September 2005 – NIS 387 million). With regard to the first time implementation of the Proper Banking Management Directives regarding provisions for doubtful debts in respect of housing loans at Leumi Mortgage Bank, see note 2B above.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 30 September 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,859	456	26,388	4,905	3,043	-	39,651
Securities	12,880	4,263	18,453	6,468	672	3,133	45,869
Credit to the public (b)	67,096	52,118	39,026	6,055	11,327	634	176,256
Credit to governments	265	25	615	-	-	-	905
Investments in affiliated companies	9	-	-	-	-	1,228	1,237
Buildings and equipment	-	-	-	-	-	3,020	3,020
Other assets	2,261	20	2,027	409	956	1,078	6,751
Total assets	87,370	56,882	86,509	17,837	15,998	9,093	273,689
Liabilities							
Deposits of the public	82,466	32,547	77,405	18,273	10,400	905	221,996
Deposits from banks	1,583	1,203	1,475	503	689	-	5,453
Deposits from governments	706	961	553	18	1	-	2,239
Debentures, bonds and subordinated notes	788	12,208	3,054	-	-	-	16,050
Other liabilities	3,134	2,670	1,372	393	1,085	626	9,280
Total liabilities	88,677	49,589	83,859	19,187	12,175	1,531	255,018
Difference	(1,307)	7,293	2,650	(1,350)	3,823	7,562	18,671
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(21)	(35)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	9,371	(3,928)	(2,812)	687	(3,318)	-	-
Options in the money, net (in terms of underlying asset)	(98)	-	127	178	(207)	-	-
Options out of the money, net (in terms of underlying asset)	242	(1)	(441)	182	18	-	-
Total	8,208	3,364	(420)	(324)	281	7,562	18,671
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(131)	-	150	228	(247)	-	-
Options out of the money, net (discounted par value)	1,424	(9)	(2,250)	785	50	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 30 September 2005 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	2,924	513	14,323	6,663	4,345	-	28,768
Securities	13,978	3,296	23,623	4,718	893	1,874	48,382
Credit to the public (b)	60,022	52,083	47,833	4,428	10,602	86	175,054
Credit to governments	-	49	843	2	-	-	894
Investments in affiliated companies	-	-	-	-	-	2,043	2,043
Buildings and equipment	-	-	-	-	-	2,817	2,817
Other assets	1,482	7	2,753	397	1,149	990	6,778
Total assets	78,406	55,948	89,375	16,208	16,989	7,810	264,736
Liabilities							
Deposits of the public	76,917	34,299	(d) 76,781	(d) 16,573	(d) 11,164	279	215,603
Deposits from banks	530	1,613	(d) 1,497	480	(d) 732	-	4,852
Deposits from governments	625	1,091	760	17	1	-	2,494
Debentures, bonds and subordinated notes	117	10,688	3,941	176	-	-	14,922
Other liabilities	2,009	2,297	2,304	443	1,340	1,496	9,889
Total liabilities	80,198	49,988	84,873	17,689	13,237	1,775	247,760
Difference	(1,792)	5,960	4,502	(1,481)	3,752	6,035	16,976
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	82	(48)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	8,797	(2,079)	(4,746)	1,546	(3,518)	-	-
Options in the money, net (in terms of underlying asset)	141	-	(322)	28	153	-	-
Options out of the money, net (in terms of underlying asset)	(214)	(2)	281	(29)	(36)	-	-
Total	6,932	3,879	(203)	16	317	6,035	16,976
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	29	-	(269)	(34)	(274)	-	-
Options out of the money, net (discounted par value)	(505)	(9)	582	19	(87)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2005 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,863	507	19,331	5,559	4,121	-	35,381
Securities	15,440	1,842	22,423	5,332	828	1,960	47,825
Credit to the public (b)	62,289	52,569	47,550	4,663	10,110	74	177,255
Credit to governments	-	42	806	-	-	-	848
Investments in affiliated companies	9	-	-	-	-	2,055	2,064
Buildings and equipment	-	-	-	-	-	2,843	2,843
Other assets	1,537	9	2,511	401	1,140	1,010	6,608
Total assets	85,138	54,969	92,621	15,955	16,199	7,942	272,824
Liabilities							
Deposits of the public	81,777	33,783	78,376	16,603	10,991	298	221,828
Deposits from banks	517	1,345	1,356	452	677	-	4,347
Deposits from governments	430	1,062	721	11	1	-	2,225
Debentures, bonds and subordinated notes	762	11,720	4,606	165	-	-	17,253
Other liabilities	3,349	2,435	2,034	445	1,334	1,369	10,966
Total liabilities	86,835	50,345	87,093	17,676	13,003	1,667	256,619
Difference	(1,697)	4,624	5,528	(1,721)	3,196	6,275	16,205
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	86	(50)	(36)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	10,711	(3,453)	(5,990)	1,872	(3,140)	-	-
Options in the money, net (in terms of underlying asset)	(560)	265	152	(56)	199	-	-
Options out of the money, net (in terms of underlying asset)	(65)	(174)	209	56	(26)	-	-
Total	8,389	1,262	(15)	101	193	6,275	16,205
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(1,033)	518	269	(47)	293	-	-
Options out of the money, net (discounted par value)	(146)	(526)	398	370	(96)	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking segments
Reported amounts

	Statement of profit and loss for the Three Months Ended 30 September 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income (expense) before provision for doubtful debts	566	85	231	299	388	150	10	(11)	1,718
Operating and other income:									
From outside entities -	330	93	118	101	93	11	3	186	935
Intercompany operations -	82	7	(3)	(6)	(33)	-	-	(47)	-
Total	412	100	115	95	60	11	3	139	935
Total income	978	185	346	394	448	161	13	128	2,653
Provision for doubtful debts	90	1	33	54	73	39	(8)	-	282
After-tax profit (loss) from extraordinary items	552	51	24	46	10	-	-	(9)	674
Net profit (loss)	573	73	20	122	129	55	(23)	21	970

	Statement of profit and loss for the Three Months Ended 30 September 2005 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	473	79	195	267	424	161	127	18	1,744
Operating and other income:									
From outside entities -	306	84	126	91	72	10	117	210	1,016
Intercompany operations -	143	8	(7)	(2)	(17)	1	-	(126)	-
Total	449	92	119	89	55	11	117	84	1,016
Total income	922	171	314	356	479	172	244	102	2,760
Provision for doubtful debts	53	1	9	38	39	24	2	-	166
Net profit (loss)	92	5	38	85	165	71	161	(49)	568

(a) Reclassified.

Information on activity by banking segments (cont'd)
Reported amounts

	Statement of profit and loss for the Nine Months Ended 30 September 2006 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income (expense) before provision for doubtful debts	1,633	258	655	869	1,139	473	133	(1)	5,159
Operating and other income:									
From outside entities -	949	281	350	307	325	40	25	613	2,890
Intercompany operations -	303	20	(10)	(10)	(80)	-	-	(223)	-
Total	1,252	301	340	297	245	40	25	390	2,890
Total income	2,885	559	995	1,166	1,384	513	158	389	8,049
Provision for doubtful debts	230	1	64	123	163	114	(27)	-	668
After-tax profit (loss) from extraordinary items	552	51	24	46	10	-	718	(4)	1,397
Net profit (loss)	723	90	98	326	433	190	623	(23)	2,460

	Statement of profit and loss for the Nine Months Ended 30 September 2005 (Unaudited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,370	221	576	771	1,116	479	367	41	4,941
Operating and other income:									
From outside entities -	888	258	360	264	220	31	158	630	2,809
Intercompany operations -	388	21	(20)	(4)	(41)	1	-	(345)	-
Total	1,276	279	340	260	179	32	158	285	2,809
Total income	2,646	500	916	1,031	1,295	511	525	326	7,750
Provision for doubtful debts	112	2	41	133	671	132	14	-	1,105
Net profit	344	23	136	248	106	178	547	92	1,674

(a) Reclassified.

Information on activity by banking segments (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2005 (Audited) (a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	1,877	317	779	1,036	1,569	650	349	51	6,628
Operating and other income:									
From outside entities -	1,221	355	473	340	286	38	174	831	3,718
Intercompany operations -	504	29	(24)	14	(53)	-	-	(470)	-
Total	1,725	384	449	354	233	38	174	361	3,718
Total income	3,602	701	1,228	1,390	1,802	688	523	412	10,346
Provision for doubtful debts	172	2	75	188	818	157	14	-	1,426
Net profit	466	28	172	330	226	251	540	123	2,136

(a) Reclassified.

For further information please contact:

CORPORATE SECRETARY
Adv. Jennifer Janes
Executive Vice President
Group Secretary
Tel: +972 3 514 9419
Fax: +972 3 514 9732
E-mail: jennifer@bll.co.il

MEDIA CONTACTS
Mr. Aviram Cohen
Spokesperson
Tel: +972 3 514 9404
Fax: +972 3 514 9339
E-mail: aviramc@bll.co.il

INVESTOR RELATIONS
Mr. Herb Small
Investor Relations Manager
Tel: +972 3 514 8630
Fax: +972 3 514 9009
E-mail: hsmall@bll.co.il

Bank Leumi le-Israel B.M
Head Office
Leumi House
34 Yehuda Halevi St.
Tel-Aviv 65546, Israel
www.bankleumi.com



לאומי
leumi

Leumi Consolidated Financial Statements 31 March 2007

לאומי
leumi

For further information please contact:

CORPORATE SECRETARY
Adv. Jennifer Janes
Executive Vice President
Group Secretary
Tel: +972 3 514 9419
Fax: +972 3 5149732
E-mail: jennifer@bll.co.il

MEDIA CONTACTS
Mr. Aviram Cohen
Spokesperson
Tel: +972 3 514 9404
Fax: +972 3 5149339
E-mail: aviramc@bll.co.il

INVESTOR RELATIONS
Mr. Herb Small
Investor Relations Manager
Tel: +972 3 514 8630
Fax: +972 3 5149009
E-mail: hsmall@bll.co.il

Bank Leumi le-Israel B.M
Head Office
Leumi House
34 Yehuda Halevi St
Tel Aviv 65546, Israel
www.leumi.co.il

BANK LEUMI LE-ISRAEL B.M. AND CONSOLIDATED COMPANIES

Condensed Financial Statements as at 31 March 2007

(unaudited)

Bank Leumi le-Israel B.M.
Head Office: Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, Israel
Tel: (972) 3-5148111, Fax: (972) 3-5149732

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

30 May 2007

Bank Leumi le-Israel B.M. and its Consolidated Companies
Condensed Financial Statements as at 31 March 2007 (unaudited)

Index

A. General Developments in the Group's Business

The Directors' Report has been prepared in accordance with the public reporting directives of the Supervisor of Banks. The principles applied in preparing the interim reports are consistent with the principles used in preparing the Annual Report as of 31 December 2006. The interim reports should be read in conjunction with the Annual Report for 2006.

Description of the Leumi Group's Business Activities and their General Development

Total assets under the management of the Group (balance sheet items, customers' securities portfolios, and provident and supplementary training funds) amounted to some NIS 720 billion at the end of March 2007, as compared with NIS 695 billion at the end of 2006, an increase of some 3.6%.

Net profit of the Group in the first quarter of the year totaled NIS 917 million, compared with NIS 1,112 million in the corresponding period of 2006, a decrease of 17.5%. The decrease in net profit resulted from a decrease in net profit from extraordinary items, which amounted to NIS 259 million, and derived from the sale of some of the provident funds, as compared with a profit of NIS 712 million during the corresponding period in 2006, and from the sale of the non-banking (real) holdings pursuant to the legal restrictions applicable to the Bank. For further details, see below.

Net operating profit in the first quarter of the year totaled NIS 658 million, compared with NIS 400 million in the first quarter of 2006, an increase of 64.5%

The increase in net operating profit is explained primarily as a result of a decrease in special salary expenses, which amounted to NIS 46 million, compared with NIS 239 million in the corresponding period in 2006, a reduction in provisions for doubtful debts and the improvement in the profitability of a number of subsidiaries in Israel and abroad. On the other hand, as a result of negative exchange rate differentials in respect of investments in overseas subsidiaries, their contributions were reduced and partly offset these increases. In addition, there was a decrease in the contribution of companies included on the equity basis.

Net profit per share in the first quarter of 2007 was NIS 0.65, compared with NIS 0.79 in the corresponding period in 2006 and NIS 2.50 in all of 2006.

Based on data of the banking system as at 31 December 2006, as published by the Bank of Israel, the Leumi Group's share of the five largest banking groups was as follows:

	31.12.2006	31.12.2005	31.12.2004
		in %	
Total assets	30.2	30.2	30.0
Credit to the public	29.9	30.3	29.9
Deposits of the public	30.6	30.5	30.3
Operating profit before tax*	27.7	30.4	34.0
Net operating profit*	25.8	30.7	34.1

* The decrease in the Group's share arises mainly from the volume of extraordinary salary expenses, of which some half arises from the privatization.

Control of the Bank

On 31 March 2007, the State of Israel held 11.94% of the issued share capital of the Bank (fully diluted – 11.26%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%)

Sale of Shares in the Bank by the State

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that, further to the procedure for the sale of up to 20% of the shares of the Bank held by the State, which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.A.R.L., which was incorporated in Luxembourg, and which is held jointly and indirectly by Stephen Feinberg and Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion for 9.99% of the Bank's share capital (NIS 17.51 per share), together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are being held in trust and Barnea and the trustee have signed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under the said Law, or any other person whom the Minister of Finance shall empower, to (1) participate and vote at all meetings of the Bank by virtue of the said shares and (2) to exercise the right to appoint directors in the Bank with respect to all the shares of the Bank held by Barnea.

The government also granted Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the provisions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, was exercisable 180 days after the Closing Date, subject to an extension of up to an additional 12 months under certain conditions. On 24 May 2006, MIH advised the Bank that, on the same day, an application had been received from Barnea requesting the extension of the exercise period of the said option for an additional 12 months, until 24 May 2007, and that in said application, Barnea stated, *inter alia*, that they had filed a request with the Bank of Israel for a permit to control the Bank. On 6 July 2006, MIH announced that the date for the exercise of the option had been deferred to 24 May 2007.

The price per share for exercising the option was fixed at NIS 14.70, bearing annual interest of 2%, both price and interest being linked to the CPI and subject to certain adjustments as detailed in the Option Agreement, including in respect of dividends distributed by the Bank, such being linked to the CPI and bearing interest.

On 21 May 2007, the Bank was provided by M.I. Holdings Ltd. with a copy of the letter of Minister Rafi Eitan to the representative of Barnea, in response to the application of Barnea for an additional extension of the exercise period of the option.

The text of the letter is as follows:

"Re: Application of Barnea Ltd. for an Extension for the Exercise of the Option to Purchase Shares of Bank Leumi le-Israel B.M.

With regard to your applications in the above matter, I hereby notify you that by virtue of the authority of the Minister of Finance in accordance with the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, that has been transferred to me, and following my examination and consideration of the matter with all those concerned, I have reached the conclusion that circumstances justifying the granting of any extension for the exercise of the said option did not exist in this case, and therefore I am not approving your request."

The option therefore expired on 24 May 2007. According to the conditions of the sale procedure, Barnea is required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year. The State has undertaken that on the expiration of the option as mentioned, it will refrain from selling its remaining shares in the Bank during a period of 90 days from the date of expiration of the option.

For details regarding the issue of options to employees see pages 5.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group as at 31 March 2007 amounted to NIS 18,499 million, compared with NIS 17,491 million at the end of 2006, an increase of 5.8%. The increase in shareholders' equity derives mainly from the profit for the quarter, and from changes in adjustments in respect of the presentation of securities available for sale according to their fair value.

The securities portfolio (nostro) is mainly composed of government debentures, which generally represent the use of raised sources and the available capital. The major part of the securities portfolio is classified as securities available for sale and is included in the balance sheet on the basis of fair value. The income is recorded in the profit and loss statement on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and on a cost basis with regard to shares and the fair value is recorded directly in a separate item in shareholders' equity, after the deduction of the effect of related taxes.

As a result of adjustments in respect of presentation of securities available for sale according to fair value, a net increase in value of NIS 17 million was recorded in shareholders' equity in the first quarter of the year, compared with a net increase of NIS 145 million in the corresponding period in 2006 (all of the amounts are stated net after the effect of related taxes).

The total net accrued balance of adjustments of securities held in the available for sale portfolio to market value as of 31 March 2007 amounted to NIS 640 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 31 March 2007 reached 6.4%, compared with 6.0% on 31 December 2006.

Shareholders' Equity relative to Risk Assets reached 11.88% on 31 March 2007, compared with 11.56% on 31 December 2006. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks. The ratio of Tier I capital to risk assets reached 7.76% on 31 March 2007, compared with 7.53% at the end of 2006.

The improvement in the capital adequacy ratios derives primarily from the profits accumulated during the first quarter of the year.

Issue of Subordinated Capital Notes

In March 2007, Leumi Finance Company Ltd. issued subordinated capital notes in the amount of NIS 428.4 million, bearing an annual interest rate of 4.1%, linked to the CPI and in May 2007, it issued an amount of NIS 514.5 million, bearing an annual interest rate of 4.1%, linked to the CPI – a total of NIS 943 million was issued.

Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to eligible employees, as determined in the outline published by the Bank on 24 January 2006 (the "Outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The balance of options as at 31 March 2007 was 84,387,827. The said options are subject to all the provisions of the Outline, including:

1. The options will be exercisable in two equal tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise price per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (the amounts of which will be linked to the CPI), bonus shares and the bonus element of rights issues, should there be any.

In respect of the issue of the said options, the Bank records salary expenses in accordance with the fair value of the options with the addition of salaries tax and national insurance contributions. This expense is recorded in the Bank's Financial Statements over a period of two years from the date of allotment.

During the first quarter of the year, the Bank recorded NIS 53 million as salary expenses in its profit and loss statement, as compared with some NIS 40 million during the corresponding period in 2006.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the following dividend policy:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, should there be no adverse change in the profits of the Bank and/or in its business and financial position and/or in the general position of the economy and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. Moreover, the Bank is required to comply with the limits laid down by the Supervisor of Banks such as: a minimum capital ratio of not less than 9%, compliance with the requirements of Section 23A of the Banking (Licensing) Law, 1981, which set limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he set regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The aforementioned policy declaration does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 11-12 below.

B. Dividend for 2006

The Special General Meeting of Shareholders convened on 14 February 2007 approved the Board of Directors' recommendation of 24 December 2006, regarding the distribution of a cash dividend at the rate of some 101.6% of the net profit for the first nine months of 2006 (some NIS 2.5 billion), at the rate of 176.8% of the paid-up capital. The dividend constitutes 70.7% of the net profit for 2006.

The dividend was paid on 28 February 2007 to shareholders of record on 15 February 2007 (the record date). The stock traded "ex" dividend on 18 February 2007. The dividend was at the rate of NIS 1.768 for every ordinary share of NIS 1.0 par value.

Bank Leumi le-Israel B.M. and its Subsidiaries and Affiliates

Principal Data of the Leumi Group

	Jan. - March 2007	Jan. - March 2006	Year 2006
Income, Expenses and Profit (NIS millions):			
Net interest income before provision for doubtful debts	**1,793**	1,645	6,922
Provision for doubtful debts	**11**	201	933
Total operating and other income	**988**	940	3,871
Total operating and other expenses	**1,630**	1,821	7,257
Of which: Costs of Voluntary Retirement	**-**	3	175
Operating profit before taxes	**1,140**	563	2,603
Provision for taxes	**520**	240	1,320
Net operating profit	**658**	400	1,454
After-tax net profit (loss) from extraordinary items	**259**	712	2,080
Net profit for the period	**917**	1,112	3,534
Proposed dividend	**-**	-	2,500
Net profit per share (in NIS)	**0.65**	0.79	2.50
Assets and Liabilities at End of Period (NIS millions):			
Total assets	**290,289**	(f) 276,494	289,341
Credit to the public	**185,848**	(f) 181,458	183,800
Securities	**47,211**	48,365	46,375
Deposits of the public	**226,861**	221,807	231,823
Shareholders' equity	**18,499**	17,283	17,491
Major Financial Ratios in Annual Terms (%):			
Credit to the public / Total assets	**64.0**	(f) 65.6	63.5
Securities / Total assets	**16.3**	(f) 17.5	16.0
Deposits of the public / Total assets	**78.2**	(f) 80.2	80.1
Shareholders' equity (excluding minority interest) / Total assets	**6.4**	(f) 6.3	6.0
Shareholders' equity / Risk assets (a)	**11.88**	12.01	11.56
Tier I capital / Risk assets	**7.76**	7.81	7.53
Net profit / Shareholders' equity (excluding minority interest) (c) (d)	**22.2**	30.4	20.1
Net operating profit / Shareholders' equity (excluding minority interest) (c) (d)	**15.6**	10.3	8.3
Rate of tax provision from the profit	**45.6**	42.6	50.7
Provision for doubtful debts / Credit to the public (d)	**0.024**	(f) 0.44	0.51
Provision for doubtful debts / Total credit risk (d)	**0.016**	(f) 0.30	0.34
Net interest income before provision for doubtful debts / Total assets (d)	**2.49**	(f) 2.40	2.39
Total income / Total assets (b)	**3.89**	(f) 3.79	3.73
Total income / Total assets managed by the group (b) (d) (e)	**1.55**	(f) 1.59	1.55
Total operating and other expenses / Total assets (d)	**2.27**	(f) 2.66	2.51
Total expenses / Total assets managed by the group (d) (e)	**0.91**	(f) 1.12	1.04
Net profit / Total average assets (d)	**1.28**	(f) 1.62	1.23
Net operating profit / Total average assets (d)	**0.91**	(f) 0.58	0.53
Financial margin including income and expenses from derivative financial instruments	**1.71**	(f) 1.55	1.85
Operating expenses (excluding costs of voluntary retirement) / Total income (b)	**58.6**	70.3	65.6
Operating and other income / Operating and other expenses (excluding costs of voluntary retirement)	**60.6**	51.7	54.7
Operating and other income / Total income (b)	**35.5**	36.4	35.9

(a) Shareholders' equity - plus minority interest and less investments in the capital of companies included on the equity basis and various adjustments.
(b) Total income - net interest income before provision for doubtful debts plus operating and other income.
(c) Shareholders' Equity – at the beginning of the period.
(d) On an annual basis.
(e) Includes off-balance sheet activities.
(f) As a result of the change to the Directives of Bank of Israel with regard to open credit card transactions, as credit to public, the data was restated.

B. Other Information

Principal Developments in the Economy*

General

During the first quarter of 2007, the economy continued its rapid growth trend, with a further fall in the unemployment rate, to 7.7% of the civilian population. GDP increased at a rate of about 4.7% in comparison with the corresponding period in 2006 and at an annual rate of some 6.3% in comparison with the last quarter of 2006. The growth included most branches of the economy, with the tourism sector which was affected by the hostilities in the north also experiencing an improvement in recent months. The growth of the economy during the reported period was based on the expansion of domestic demand (mainly for private consumption and investments) and on the growth of exports. The economy's underlying positive conditions, together with the global weakening of the dollar, had the effect of strengthening the shekel against the dollar and against the currency basket, which led to a decrease in inflation and to the continued deviation from the price stability target. Consequently, the Bank of Israel lowered the interest rate (down to 3.75% in May), in an attempt to improve the chances of bringing inflation within the target range. Prices rose in the capital market during the first quarter of the year, both with respect to shares and debentures, and this process accelerated during the month of April. The share indices peaked, and the yields to redemption of debentures, especially long-term debentures, reached their lowest point in recent years.

The Business Product and Economic Sectors

During the first quarter of 2007, Israel's business sector product expanded at a rapid real rate of some 5.1%, compared with the corresponding period in 2006, and at an annual rate of some 7.0% in comparison with the last quarter of 2006. This increase was influenced by an expansion in most sectors of the economy. The Bank of Israel's companies survey for the first quarter of 2007 also indicates a continued upswing in economic activity. Nevertheless, the survey, which is based on qualitative rather than quantitative questions, reflects a certain slowdown relative to the period preceding the hostilities in the north. Looking forward, the expectations are that the second quarter will show further expansion in all sectors, including the hotel sector, which recorded a reduction of activity this quarter, as compared with the corresponding quarter last year.

During the first quarter of the year, overnights in hotels fell by 3% compared with the first quarter of 2006, due to a reduction of some 8% in the number of hotel tourists nights spent. Nevertheless, during recent months, following the end of the hostilities in the north, there has been some improvement, and in March 2007 the number of hotel nights, when seasonal factors are discounted, reached the average level for the second quarter of the previous year (which preceded the hostilities).

The State Budget and its Financing

During the first three months of 2007 there was a surplus in the State Budget of some NIS 6.4 billion, compared with a target deficit for all of 2007 of some NIS 18.7 billion (representing some 2.9% of the GDP). The budget surplus is explained, *inter alia*, by the significant increase in tax revenues, with revenues from direct taxes rising by some 9.8% and revenues

* Data sources: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

from indirect taxes increasing by some 7.6%, in comparison with the corresponding period in 2006.

Foreign Trade, Capital Flows and Exchange Rates

A decrease of some 6% was recorded in Israel's trade deficit during the first quarter of the year, as compared with the deficit in the corresponding period in 2006. This reduction is explained by the more rapid increase in exports (primarily industrial exports) as compared with imported goods, with most of the sub-industries involved in industrial exports experiencing expansion. A review of the export developments according to Israel's principal trade regions shows a marked rise in exports to Europe as compared with a more moderate increase in exports to the United States, while exports to Asia (mostly to India, China and South Korea) rose significantly. It appears that this phenomenon can be explained mainly by the slowdown in the American economy (and the weakening of the United States dollar) as compared with the relatively rapid growth in Europe and the continued accelerated growth in Asian economies.

During the reported period, the volume of foreign currency investments in Israel by foreign residents and of foreign currency investments by Israeli residents abroad contracted, in comparison with previous quarters, with the net financial account (in the context of the non-banking private sector) indicating that the investments of Israeli residents abroad exceeded those of foreign residents in Israel by some US$ 1.3 billion.

During the first three months of the year, the shekel strengthened against the dollar by some 1.7% and against the basket of currencies by some 1.4%. Apparently, the positive background conditions of the Israeli economy – which include the improvement in foreign trade, the surplus in the current account of the balance of payments and the rapid growth of the economy, alongside a certain weakening of the dollar throughout the world, have worked to strengthen the shekel, with capital flows not as prominent as they were last year as a significant element. The dollar weakened more sharply against the shekel in April, at the rate of more than 3.2%, and the basket of currencies weakened by some 2.6%.

The Bank of Israel has announced that beginning on May 1, 2007, the basket of currencies exchange rate would no longer be published. The termination of publication of the rate means that the current calculation of the exchange rate will be discontinued and the weights of the currencies that comprise the basket will not be updated.

In the first three months of the year, the volume of foreign currency credit extended to the public at the **Bank** decreased by US$ 106 million (1.4%).

At the end of March 2007, the public's foreign currency and foreign currency-linked deposits at the **Bank** amounted to some US$ 19.7 billion, compared with US$ 19.3 billion at the end of 2006.

The value of the foreign securities portfolio of the **Bank's** customers increased during the same period, from some US$ 7.8 billion at the end of 2006 to US$ 8.5 billion at the end of March 2007, an increase of 9%. Foreign currency conversion turnovers increased from some US$ 20.2 billion in the months January to March 2006 to some US$ 25.3 billion in the months January to March 2007, an increase of some 25%.

Inflation and Monetary Policy

During the first three months of 2007, the Consumer Price Index (CPI) dropped by 0.2%, while in the 12 months ending March 2007, its decrease totalled some 0.9%. The decrease during the first quarter was influenced both by the strengthening of the shekel against the dollar and by seasonal factors.

During the reported period, the Bank of Israel reduced interest from 5.0% in December 2006 to 4.0% in March 2007. This was a result of the central bank's estimation that it could in this way increase the chances of returning inflation to the target range (1% -3%) by the end of 2007. In the interest decision for May, by which interest was reduced by 25 basis points to 3.75%, the Bank of Israel noted that "it was a part of a gradual process which would continue as long as necessary in order to increase the chances that inflation will enter the target range close to the end of 2007".

The Capital Market

The share and convertible securities index rose by some 10.1% during the first quarter of 2007, reflecting the continued rapid growth of the economy along with positive background conditions which included low interest rates, both short-term and long-term. The chemical industry showed marked growth (of 14.8%), although the banking index fell by some 4.3%. The gains increased during the month of April and the general share index rose by some 6.3%. The daily trading turnover of the trade in shares and convertible securities on the stock market and outside of it increased by a considerable extent, amounting to a daily average of some NIS 1.87 billion for the period January through March, compared with a daily average of some NIS 1.45 billion in 2006, an increase of some 29%.

The increase in capital market activity was also reflected in an increase in income from customers' securities operations from some NIS 179 million in January through March of 2006 to some NIS 218 million in the first three months of 2007, an increase of 21.8%.

During the first three months of the year, the CPI-linked government debentures index rose by some 2.0%, while the unlinked fixed-interest government debentures index rose at a rate of some 1.7%, and, during March, the yields to long-term redemption dropped to an all-time low of 5.3%. This drop was a result of, *inter alia*, the reduction of government issues, the drop in the CPI and the increased demand for long-term assets along with a reduction in short-term interest rates.

At the end of March 2007, the total of the public's financial assets managed by the **Group** (deposits of the public, debentures and capital notes and securities portfolios including mutual funds and also provident funds and supplemental training funds) amounted to some NIS 672 billion, compared with NIS 653 billion at the end of December 2006, an increase of 2.9%.

Bank Credit

During the first quarter of the year, bank credit to the public grew by some 0.7% (on the basis of monthly averages, including mortgage banks), despite the appreciation in the shekel's exchange rate against the dollar, which reduced the credit balance in foreign currency. In addition, the significant increase in the issues of corporate debentures continued: according to Leumi estimates based on Tel Aviv Stock Exchange data, during the months of January to March 2007, the sums raised that could serve as a substitute for bank credit amounted to some NIS 24-25 billion. These data reflect the increased demand for credit resulting from, *inter alia,* the growth of the local economy, the acquisitions of companies and the financing of Israeli companies' overseas operations.

At the end of March 2007, the **Bank's** credit to the public amounted to some NIS 127 billion, an increase of 1.0% compared with the end of 2006.

Credit Rating of the State of Israel and Bank Leumi

On 14 February 2007, the S&P credit rating company announced that it was raising the credit rating outlook for the State of Israel from "stable" to "positive," against the background of improved economic and fiscal resilience to external shocks.

The Israeli "Midrug" credit rating company – Moody's strategic partner – announced on 18 February 2007 that it had set a rating of Aaa for deposits of the Bank. A similar rating was set for debentures and subordinated notes issued as at 30 September 2006, by the Bank and/or by Leumi Finance Company.

Below are details of changes in the CPI and in the exchange rates:

	For three months ended March 31		For the year
	2007	2006	2006
		(as a percentage)	
Rate of increase (decrease) of the "known" CPI	**(0.44)**	**0.10**	(0.3)
Rate of increase (decrease) in the rate of the US dollar – nominal	**(1.66)**	**1.35**	(8.2)
Rate of increase (decrease) in the rate of the currency basket –nominal	**(1.37)**	**2.03**	(5.2)
Rate of increase (decrease) in the rate of the euro – nominal	**(0.54)**	**3.95**	2.2

General Environment and the Effect of External Factors on Activities

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

The Directors' Report includes, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968 as "forward-looking information." Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted using words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not past facts.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency and capital markets, legislation, directives of regulatory bodies, the behavior of competitors, technological developments and personnel issues.

As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the

Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

Capital Market Reform Legislation

On 10 August 2005, three laws relating to the capital market reform were published:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;

The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;

The Financial Services (Control) (Provident Funds) Law, 2005.

For details on the subject of the capital market reform legislation see Note 31 to the Annual Report for 2006 and Note 8 to the Financial Statements included in this Report.

Property of Holocaust Victims

In January 2005, the Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims ("the Committee") published its concluding report. The report indicates that assets of Holocaust victims that had been deposited with the Anglo-Palestine Bank were transferred to the British government's Custodian of Enemy Property, pursuant to the law that was in force at the time, or were returned to those entitled thereto or to the Administrator General. Nevertheless, the report recommended that the funds be revalued, together with retroactive linkage differentials, for the period in the past during which they were held by the Bank.

On 3 January 2006, the Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2006 came into effect. The law provides that a party who holds, in Israel, assets of Holocaust victims (per the definition of such terms as they appear in the law) must transfer them to the The Tracing and Return of Property of Holocaust Victims Company Ltd. (the "Company"), which was established pursuant to the provisions of the law, together with linkage differentials and interest in amounts determined by a special revaluating committee. The revaluating committee's report was delivered to the Bank, and appropriate provisions were made, as estimated by the Bank. The Bank is cooperating with the Company with the aim of bringing the matter to a speedy conclusion.

Proposed Laws Regarding Commissions

The Knesset Economics Committee is currently debating various proposed laws that are aimed at regulating and limiting the commissions collected by the banks, and dealing with the subject of transfer of customers from one bank to another.

Some of these proposed laws have passed a first reading in the Knesset.

In April of 2007, the Ministry of Finance, in coordination with the Bank of Israel, distributed a memorandum of a proposed Banking (Service to Customer) (Amendment No. 10) Law, 2007, dealing with the issue of regulation of bank commissions.

In addition, the Knesset approved having the Economics Committee also function as a parliamentary commission of inquiry regarding bank commissions, and it is holding hearings pursuant to a preliminary discussion outline which it distributed. The outline deals with a number of subjects, including: concentration and competition in the banking industry in Israel, comparison of commissions in Israel with those charged by banks worldwide, examination of the regulatory authority regarding commissions, including a comparison with other countries, examination and handling of applications from the public regarding commissions, and the formulation of recommendations to the Knesset and to regulatory bodies.

If a law is enacted that restricts the banks' ability to collect commissions, it could have a negative impact on the Bank's income from commissions, although it is not possible at this stage to estimate the intensity and scope of the impact.

Proposed Laws Regarding Credit Cards

During the first quarter of 2007, three private proposed laws were tabled before the Knesset regarding the credit card market. Two of the above proposed laws deal with separating the ownership of credit card companies from the banks, and the third deals with regulation, through legislation, of the acquiring of all credit cards by each of the credit card companies.

If the proposed laws that require the banks to dispose of the operations of the credit card companies owned by them are enacted, there could be an adverse effect on the Bank's income from credit card activity, although it is not possible at this stage to estimate the intensity and scope of the impact.

Accounting Policy on Critical Subjects

The Financial Statements have been prepared in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks and his guidelines relating to the preparation of the annual and quarterly financial statements of a banking corporation, as detailed in Note 1 to the Annual Financial Statements as at 31 December 2006.

The preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.

The actual results relating to these estimates may differ from the estimates and/or the assessments.

The estimates and assessments are generally based on economic forecasts, assessments regarding the various markets and past experience after due consideration and which Management believes to be reasonable at the time of signature of the Financial Statements.

The principal critical accounting subjects referred to in the Annual Report as at 31 December 2006 were as follows: provisions for doubtful debts, derivatives, securities, obligations regarding employee rights, obligations in respect of legal claims, buildings and equipment and taxation on income.

During the period January to March 2007, there were no changes in the accounting policy on critical subjects compared with that described in the Annual Report for 2006.

For further details, see pages 50-54 of the Annual Report for 2006.

C. Description of the Group's Business According to Segments and Spheres of Activity

Development of Income, Expenses and Tax Provisions

Net profit of the Leumi Group during the period of January to March 2007 amounted to NIS 917 million, compared with NIS 1,112 million during the corresponding period in 2006, a decrease of 17.5%.

The decrease in the Group's net profit during the January to March 2007 period, as compared with the corresponding period in 2006, is explained primarily by the following factors:*

1. A decrease in the profit from extraordinary items, of NIS 453 million. In 2007, a number of provident funds were sold at a profit of NIS 257 million, while in 2006 a large sale of some of the non-banking ("real") holdings was carried out, at a profit of NIS 711 million.

2. A decrease in the Group's share in the profits of companies included on the equity basis amounting to NIS 39 million, net.

3. An effective tax rate in 2007 which is 3.0 percentage points higher, as detailed below.

On the other hand, the following factors partially offset the aforementioned decrease:

1. An increase in net interest income before provisions for doubtful debts in the amount of NIS 148 million, before the effect of taxes, an increase of 9.0%.

2. A decrease in provisions for doubtful debts amounting to NIS 190 million, a decrease of 94.5% before the effect of taxes.

3. An increase in operating and other income of NIS 48 million, before the effect of taxes, principally resulting from an increase in income from a dividend received, customers' activity in the capital market, payment system services, credit management, and credit cards. All these were partially offset by a decrease in income from mutual funds and provident funds.

4. A reduction in operating and other expenses (including salaries) amounting to NIS 191 million, a decrease of 10.5%, before the effect of taxes. After neutralizing the special expenses, as detailed below, the expenses remained at the same level.

* Before minority interests in consolidated companies.

Net interest income before provision for doubtful debts in the Leumi Group amounted to NIS 1,793 million during the period of January to March 2007, compared with NIS 1,645 million in the corresponding period in 2006, an increase of 9.0%.

The increase in the Group's net interest income before provision for doubtful debts in the period January to March 2007, as compared with the corresponding period in 2006 stems mainly from:

1. An increase of 7.1% in the volume of financial activity, and an increase of 0.16 percentage points in the total interest margin.

2. Profit of NIS 84 million, mainly from adjustments to fair value of debentures for trading and from the sale of debentures available for sale, compared with an expense of NIS 13 million in the corresponding period in 2006.

The following table sets out the development of net interest income according to principal operational segments:

Segment	**31 March 2007**	31 March 2006	% Change
	NIS millions		
Households	**596**	559	6.6
Small businesses	**199**	169	17.8
Corporate banking	**350**	390	(10.3)
Commercial banking	**324**	279	16.1
Construction and real estate	**130**	167	(22.2)
Private banking	**85**	92	(7.6)
Financial management	**115**	(16)	-
Other	**(6)**	5	-
Total	**1,793**	1,645	9.0

Total Interest Margin (excluding transactions in financial derivatives) during the period January to March 2007 was 1.98%, compared with 1.91% during the corresponding period in 2006. The interest margin including financial derivative transactions was 1.71% during the period January to March 2007, compared with 1.55% during the corresponding period in 2006, and 1.85% for the whole of 2006.

The ratio of net interest income before provision for doubtful debts to the average balance of the financial assets was 2.65%, compared with 2.53% (in annual terms) during the corresponding period in 2006.

The Provision for Doubtful Debts in the Leumi Group during the period January to March 2007 amounted to NIS 11 million only, compared with NIS 201 million in the corresponding period of 2006, a decrease of 94.5%.

Specific provisions decreased by 81.4% as a result of the continued trend of improvement in the economy, an improvement in the companies' positions and a reduction in the provisions at Leumi Mortgage Bank, as a result of special provisions made during the corresponding period in 2006, following implementation of Bank of Israel directives.

The additional and general provision for doubtful debts in respect of risks that are not identified in the credit portfolio and that are based on the risk characteristics in the credit portfolio, and also in respect of a sectoral credit excess, decreased by NIS 20 million during the period January to March 2007, compared with an increase of NIS 34 million in the corresponding period in 2006 and a reduction of NIS 21 million for the whole of 2006.

The overall rate of the provision for doubtful debts during the period January to March 2007 was 0.024% of total credit to the public (in annual terms), compared with a rate of 0.44% in the corresponding period in 2006 and compared with 0.51% for the whole of 2006. The rates

of the overall provision for doubtful debts compared with overall credit risk (balance sheet and off-balance sheet) were 0.016%, 0.3% and 0.34% respectively.

The following table sets out the quarterly development of the provisions for doubtful debts:

	2007	2006			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions				
Specific provision	**31**	308	295	184	167
Additional provision	**(20)**	(43)	(13)	1	34
Total	**11**	265	282	185	201
The provision as a percentage of total credit to the public (on an annual basis)	**0.02%**	0.58%	0.63%	0.41%	0.44%

The aggregate balance of the general provision and the additional provision for doubtful debts (according to the risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted to NIS 1,004 million (constituting 0.54% of total credit to the public) on 31 March 2007, compared with NIS 1,024 million at the end of 2006.

The following table sets out the development of the provisions for doubtful debts according to principal operational segments:

Segment	**31 March 2007**		31 March 2006	
	(NIS millions)	**% ***	(NIS millions)	%*
Households	**15**	**0.1**	102	0.9
Small businesses**	**-**	**-**	8	0.3
Corporate banking	**(4)**	**-**	8	0.1
Commercial banking	**14**	**0.1**	29	0.3
Construction and real estate	**(10)**	**(0.2)**	51	0.8

* Percentage of total credit at the end of the period on an annual basis.

** There was a provision of NIS 1.0 million from activities in Israel, which was offset with the decrease in the provision from activities abroad.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in the period January to March 2007 amounted to NIS 1,782 million, compared with NIS 1,444 million during the corresponding period in 2006, an increase of 23.4%.

Total Operating and Other Income of the Leumi Group during the period January to March 2007 amounted to NIS 988 million, compared with NIS 940 million in the corresponding period in 2006, an increase of 5.1%.

The increase in operating and other income derives mainly from an increase in: income from commissions from payment system services of some 5.4%; management of credits and preparation of legal documents, of some 18.5%; income from securities operations, of some 21.8%; income from credit cards, of some 11.4%; and income from a dividend derived from recording the partial repayment of a debt of a certain customer amounting to NIS 88 million as a dividend, since the shares granted as security for the debt were recorded in the securities available for sale item, in accordance with the directives of the Supervisor of Banks. On the other hand, total other income decreased by NIS 113 million and partially offset these increases, due to a decrease in respect of mutual and provident funds as follows:

	First quarter 2007	Year 2006	Change
From mutual funds	**37**	118	(81)
From provident funds	**9**	53	(44)
From supplementary training funds	**8**	8	-
Total	**54**	179	(125)

The decrease in this income of course arises from the reform in the capital market and the sale of the activities of the capital market companies.

The ratio of operating and other income to total income (i.e. net interest income before the provision for doubtful debts and operating and other income) was 35.5%, compared with 36.4% during the corresponding period in 2006 and 35.9% for the whole of 2006.

Operating and other income cover 60.6% of operating and other expenses and, after neutralizing special expenses as detailed below, 62.4%, compared with cover of 51.6% and 59.4%, respectively, during the corresponding period in 2006, and compared with 53.3% and 61.1% for the whole of 2006.

Total Operating and Other Expenses of the Leumi Group in the period January to March 2007 amounted to NIS 1,630 million, compared with NIS 1,821 million during the corresponding period in 2006, a decrease of 10.5%. After neutralizing special expenses as detailed below, the expenses were unchanged.

Salary expenses (including the cost of voluntary retirement) decreased by NIS 162 million in the period January to March 2007, a decrease of 13.6% compared with the corresponding period in 2006. The decrease in salary expenses derives primarily from the following changes in special salary expenses:

	First quarter		
	2007	2006	Difference
	NIS millions		
Adoption of new mortality tables	-	136	(136)
Expenses in respect of issue of options	**53**	40	13
Recording of the benefits in respect of sale of shares to employees	**(18)**	-	(18)
Voluntary retirement expenses	-	3	(3)
Difference between the severance obligations and the reserve	**12**	60	(48)
Total	**47**	239	(192)

After neutralizing these amounts, salary expenses increased by 3.3%.

Operating and other expenses (maintenance of buildings and equipment, depreciation and others) decreased by NIS 29 million during the period January to March 2007, a decrease of 4.6%, compared with the corresponding period in 2006.

Operating expenses constitute 58.6% of total income and 57.0% after neutralizing the special expenses detailed above, compared with 70.4% and 61.2% respectively, in the corresponding period in 2006, and compared with 67.2% and 58.7% respectively, for the whole of 2006.

Total operating and other expenses (in annual terms) constitute 2.27% of total assets, compared with 2.66% in the corresponding period in 2006, and 2.51% for the whole of 2006.

Operating Profit before Taxes of the Leumi Group in the period January to March 2007 amounted to NIS 1,140 million, compared with NIS 563 million in the corresponding period in 2006, an increase of 102.5%, and after neutralizing special expenses, an increase of 47.9%.

Provision for Taxes on Operating Profit of the Leumi Group in the period January to March 2007 amounted to NIS 520 million, compared with NIS 240 million in the corresponding period in 2006. The rate of provision in the said period was some 45.6% of the pre-tax profit, compared with 42.6% in the corresponding period in 2006.

The increase in the rate of the provision for taxes was principally affected by:

1. Exchange rate differentials in respect of overseas investments that are not included in the tax basis calculation and that were negative in the said period, compared with positive rate differentials in the corresponding period in 2006.

2. The effect of the negative known CPI of 0.44% as compared with the positive known CPI of 0.10% in the corresponding period of 2006.

On the other hand, the reduction in the corporate tax rate from 31% in the first quarter of 2006 to 29% in 2007 partially offset the above effects.

Operating Profit after Taxes amounted to NIS 620 million in the period January to March 2007, compared with NIS 323 million in the corresponding period in 2006, an increase of 92.0%, and after neutralizing special expenses, an increase of 40.5%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis amounted to NIS 39 million in the period January to March 2007, compared with NIS 78 million in the corresponding period in 2006, a decrease of 50.0%. In the first quarter of 2006, profits were still recorded on an equity basis in respect of Africa Israel Investments, which was sold on 27 March 2006, and in respect of Midgal Insurance and Financial Holdings, 10% out of the holding in which was sold on 15 March 2006.

On the other hand, in the first quarter of 2007, the investment in Paz was transferred from the securities available for sale portfolio and recorded on the equity basis. For further details, see page 38.

Minority Interests in the Profits of the Group amounted to a profit of NIS 1 million in the period January to March 2007, similar to the corresponding period in 2006.

Net Operating Profit amounted to NIS 658 million, compared with a profit of NIS 400 million in the corresponding period in 2006, an increase of 64.5%, and after neutralizing special salary expenses, an increase of 27.7%.

Net After-Tax Profit from Extraordinary Items amounted to NIS 259 million in the period January to March 2007, compared with NIS 712 million in the corresponding period in 2006. This profit derives from the sale of some of the provident funds that were under the Group's management, and in 2006 from the sale of the Bank's holdings in Africa Israel Investments and from the sale of 10.0% of Migdal Insurance and Financial Holdings.

Net Operating Profit per share reached NIS 0.47 during the period January to March 2007, compared with NIS 0.29 in the corresponding period in 2006.

Net Profit per share reached NIS 0.65 in the period January to March 2007, compared with NIS 0.79 in the corresponding period in 2006.

Return on Shareholders' Equity – Average for the Period (excluding minority interests) and in Annual Terms of:

	2007	2006*			
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%				
Net profit	**22.2****	24.7	24.0	8.9	30.4
Net operating profit	**15.6**	8.5	6.9	8.6	10.3

The return on equity was considerably affected by special salary expenses, as detailed on page 17 of the Report.

The following are the returns after neutralizing these effects:

	2007	2006*			
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%				
Net profit	**23.2****	27.2	27.8	14.8	34.9
Net operating profit	**16.6**	10.8	10.3	14.5	14.2

* Restated in accordance with new Directives of the Supervisor of Banks.

** Assuming the income from extraordinary items is non-recurring, the return of net income for the first quarter of the year was 17.1% and 18.0% after neutralizing special expenses.

Net profit in 2006 and 2007 includes profits from extraordinary items from the sale of capital market companies and non-banking (real) corporations, as a result of the reform in the capital market.

Structure and Development of Assets and Liabilities (1)

Total Assets of the Leumi Group as at 31 March 2007 amounted to NIS 290.3 billion, compared with NIS 289.3 billion at the end of 2006, an increase of 0.3%, and an increase of 5.0% compared with 31 March 2006.

The value of the assets in or linked to foreign currency was some NIS 125.2 billion, some 43.1% of total assets. During the period January to March 2007, the shekel appreciated against the US dollar by 1.66%, against the currency basket by 1.37% and against the euro by 0.54%. The change in the rate of exchange contributed to a decrease of 0.6% in total assets.

Deposits of the public amounted to NIS 226.9 billion as at 31 March 2007, compared with NIS 231.8 billion as at 31 December 2006, a decrease of 2.1%, and an increase of 2.3% compared with 31 March 2006.

(1) The changes in percentages were calculated according to the balances in NIS millions.

The following table sets out the development of deposits of the public according to principal operational segments:

Segment	**31 March 2007**	31 December 2006	% Change
	NIS millions		
Households	**113,183**	115,437	(2.0)
Small businesses	**12,204**	11,795	3.5
Corporate banking	**25,642**	27,860	(8.0)
Commercial banking	**25,327**	27,370	(7.5)
Construction and real estate	**2,904**	3,136	(7.4)
Private banking	**36,969**	36,555	1.1
Financial management and other	**10,632**	9,670	9.9
Total	**226,861**	231,823	(2.1)

Debentures, Capital Notes and Subordinated Capital Notes totaled NIS 15.8 billion on 31 March 2007, compared with NIS 15.6 billion on 31 December 2006, an increase of 1.2%, and a decrease of 6.4% compared with 31 March 2006.

Off-balance sheet activity

The following table sets out the development of balances of the customers' (off-balance sheet) financial assets[(1)] managed by the Leumi Group:

	31 March 2007	31 December 2006	Change	
	(NIS millions)		(NIS millions)	%
Securities portfolios	**375,748**	353,729	22,019	6.2
of which: Mutual funds[(2)]	**44,018**	38,657	5,361	13.9
Provident funds[(2)]	**43,638**	41,000	2,638	6.4
Supplementary training funds	**10,456**	10,706	(250)	(2.3)
Total	**429,842**	405,435	24,407	6.0

(1) Including an increase in the market value of securities, and the value of securities of mutual and provident funds held in custody.

(2) On 31 March 2007, the Group did not manage any mutual funds or provident funds in Israel.

Credit to the public totaled NIS 185.8 billion on 31 March 2007, compared with NIS 183.8 billion on 31 December 2006, an increase of 1.1%, and an increase of 2.4%, compared with 31 March 2006.

The balance of corporate debentures purchased by the Group totaled NIS 8,376 million on 31 March 2007, compared with NIS 6,906 million on 31 December 2006, an increase of 21.3%.

The following table sets out the development of the overall credit risk* to the public according to principal sectors of the economy:

Economy Sectors	31 March 2007 Overall credit risk to the public	Proportion of total	31 December 2006 Overall credit risk to the public	Proportion of total	Change
	(NIS millions)	%	(NIS millions)	%	%
Agriculture	**2,434**	**0.9**	2,370	0.9	2.7
Industry	**43,439**	**15.5**	43,086	15.7	0.8
Construction and real estate	**50,011**	**17.8**	48,420	17.6	3.3
Electricity and water	**2,190**	**0.8**	2,671	1.0	(18.0)
Trade	**34,748**	**12.4**	31,335	11.4	10.9
Hotels, accommodation and food services	**6,039**	**2.2**	5,927	2.2	1.9
Transportation and storage	**6,173**	**2.2**	5,910	2.1	4.5
Communications and computer services	**7,872**	**2.8**	7,854	2.9	0.2
Financial services	**34,124**	**12.2**	34,042	12.4	0.2
Other business services	**7,969**	**2.8**	8,048	2.9	(1.0)
Public and community services	**7,875**	**2.8**	8,084	2.9	(2.6)
Private persons - housing loans	**36,648**	**13.1**	35,992	13.1	1.8
Private persons – other	**41,015**	**14.5**	41,170	14.9	(0.4)
Total	**280,537**	**100.0**	274,909	100.0	2.0

* Including off-balance sheet credit risk, investments of the public in debentures and other assets in respect of derivatives.

The following table sets out the development of credit to the public according to principal operational segments:

Segment	31 March 2007	31 December 2006	Change
	(NIS millions)		%
Households*	**52,289**	51,999	0.6
Small businesses	**14,527**	13,891	4.6
Commercial banking	**39,998**	38,324	4.4
Corporate banking	**51,340**	51,276	0.1
Construction and real estate	**21,607**	22,501	(4.0)
Private banking	**4,509**	4,364	3.3

* Credit to households also includes housing loans (mortgages). After neutralizing this credit, credit to households increased by 0.8%. Housing loans (mortgages) to households amounted to NIS 33.5 billion at the end of March 2007, and increased by 0.4%.

Problem Loans – the following table sets out the development of the problem loans (1) (6) according to the classifications determined in the directives of the Supervisor of Banks:

	31 March 2007	31 March 2006	31 December 2006
	(NIS millions)		
Non performing	**2,454**	2,518	2,519
Restructured (2)	**1,119**	1,008	1,179
To be restructured (3)	**127**	1,189	134
In temporary arrears	**639**	755	658
Under special supervision*	**13,494**	12,504	13,548
Total balance sheet credit to problem borrowers (1)	**17,833**	17,974	18,038
Off-balance sheet credit risk to problem borrowers (1) (5)*	**2,515**	2,313	2,410
Debentures of problem borrowers	**24**	-	15
Other assets in respect of derivatives of problem borrowers	**74**	118	23
Total overall credit risk in respect of problem borrowers (1) (7)	**20,446**	20,405	20,486
Assets received in respect of repaid credit	**635**	25	606
*of which: debts in respect of which there is a specific provision (4)	**5,594**	6,636	5,484
*of which: credit for housing in respect of which there is a provision according to the extent of the arrears	**717**	982	830

(1) Not including problem loans that are covered by collateral that are permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).
(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.
(3) Credit to borrowers in respect whereof there is a decision of the banking corporation's management for restructuring, but restructuring has yet to be implemented.
(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.
(5) As calculated for the purposes of the limits on the obligations of a borrower and a group of borrowers, except in respect of guarantees given by a borrower to secure an obligation of a third party.
(6) Credit to problem borrowers as detailed in the disclosure format.
(7) Problem loans include classifications of credit from the implementation of Proper Banking Management Directive 325 "Management of Current Account Credit Lines". Pursuant to the above Directive and to clarifications of the Supervisor of Banks, the Bank is required to classify deviations from approved credit lines (where the deviation in over NIS 1,000), if it charges the customer interest on the deviation. In such a case, the deviation is to be classified as a non-performing loan, and the credit line and the balance of the customer's debts, as a debt under special supervision. As a result, non-performing loans in the amount of NIS 165 million and loans under special supervision in the amount of NIS 3,871 million were classified, and at the end of 2006 NIS 119 million and NIS 3,460 million respectively were classified.

Credit to Governments amounted to NIS 781 million on 31 March 2007, compared with NIS 1,020 million on 31 December 2006, a decrease of 23.4%, and a decrease of 3.3% compared with 31 March 2006.

Securities amounted to NIS 47.2 billion on 31 March 2007, compared with NIS 46.4 billion on 31 December 2006, an increase of 1.8%, and a decrease of 2.4%, compared with 31 March 2006.

The Bank is a member of the Stock Exchange Clearing House Ltd. and of the Maof Clearing House Ltd.

As at 31 March 2007, the Bank had pledged debentures amounting to NIS 104 million to the Stock Exchange Clearing House and debentures amounting to NIS 1,385 million to the Maof Clearing House, in order to secure its customers' operations and in respect of the clearing house members' mutual guarantees.

On 17 August 2005 and on 20 February 2007, the Bank signed a debenture in favor of the Bank of Israel as security for credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of *Makam, Gilon, Shahar* and *Galil* type debentures, up to the amount of NIS 8.0 billion. On 1 May, the Bank's Board of Directors approved an increase of the charge in the additional amount of NIS 4.0 billion, increasing it to NIS 12.0 billion.

As at 31 March 2007, credit from the Bank of Israel amounted to NIS 7.7 billion, and the balance of the Bank's deposits at the Bank of Israel amounted to NIS 7.2 billion.

Paz Oil Company Ltd.

See page 38 below

Super-Pharm

On 1 May 2007, an agreement was signed between Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co.") and Super-Pharm (Israel) Ltd. ("Super-Pharm") and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – for the allotment of 18% of the share capital of Super-Pharm to Leumi & Co., for a consideration of some NIS 190 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights. Completion of the transaction is subject to the conditions laid down in the agreement.

Operational Segments in the Group

The Group operates in different operational segments through the Bank and its subsidiaries, in all fields of banking and financial services. Furthermore, the Group invests in non-banking corporations that operate in various fields, including insurance, real estate, shipping, energy, industry and others.

The operational segments are in accordance with the characteristics defined by the Bank of Israel. A detailed description of the operational segments and the manner of their measurement is provided in the Annual Report for 2006.

The following table sets out details of the net profit according to operational segments:

Segments	For the three months ending 31 March 2007	31 March 2006	Change
	NIS millions		%
Households	**357**	76	-
Small businesses	**81**	54	50.0
Corporate banking	**230**	171	34.5
Commercial banking	**141**	110	28.2
Construction and real estate	**79**	63	25.4
Private banking	**35**	13	169.2
Financial management and other	**(6)**	625	-
Total	**917**	1,112	(17.6)

The following table sets out the net profit according to operational segments, after neutralizing special salary expenses:

Segments	For the three months ending 31 March 2007	31 March 2006	Change	Contribution to profit
	NIS millions		%	%
Households	**169**	94	79.4	24.3
Small businesses	**65**	57	13.3	9.3
Corporate banking	**218**	173	26.0	31.3
Commercial banking	**134**	113	18.2	19.3
Construction and real estate	**79**	64	24.1	11.4
Private banking	**33**	14	130.0	4.7
Financial management and other	**(2)**	30	-	(0.3)
Total	**696**	545	27.7	100.0

Explanations for the changes in profitability are included below

1. Households

The following tables set out the profit and loss of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(519)	23	1	257	(238)
Inter-segmental	989	(6)	(1)	(148)	834
Operating and other income:					
From external sources	159	111	119	34	423
Inter-segmental	1	47	-	2	50
Total income	630	175	119	145	1,069
Provisions for doubtful debts	6	4	-	5	15
Operating and other expenses:					
External	517	122	106	55	800
Inter-segmental	1	-	-	-	1
Operating profit (loss) before taxes	106	49	13	85	253
Tax provision	47	16	5	35	103
Operating profit after taxes	59	33	8	50	150
Profit from extraordinary items after taxes	-	-	207	-	207
Net profit	59	33	215	50	357
% Return on equity					47.5
Average balance of assets	13,282	5,652	86	33,681	52,701
Average balance of liabilities	108,105	10	-	12,953	121,068
Average balance of risk assets	11,463	5,612	96	28,040	45,211
Average balance of mutual funds	-	-	31,907	-	31,907
Average balance of securities	-	-	40,627	-	40,627
Average balance of other assets under management	301	-	-	8,177	8,478
Balance of credit to the public	13,084	5,620	76	33,509	52,289
Balance of deposits of the public	105,455	12	-	7,716	113,183

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	For the three months ending 31 March 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(592)	18	2	362	(210)
Inter-segmental	1,039	-	(2)	(268)	769
Operating and other income:					
From external sources	139	89	75	31	334
Inter-segmental	1	42	91	2	136
Total income	587	149	166	127	1,029
Provisions for doubtful debts	17	1	-	84	102
Operating and other expenses:					
External	550	97	100	49	796
Inter-segmental	-	-	-	3	3
Operating profit (loss) before taxes	20	51	66	(9)	128
Tax provision	11	16	27	(2)	52
Net profit (loss)	9	35	39	(7)	76
% Return on equity					10.1
Average balance of assets	11,238	5,686	129	33,041	50,094
Average balance of liabilities	106,377	49	-	12,490	118,916
Average balance of risk assets	10,148	5,919	142	26,716	42,925
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	59,361	-	59,361
Average balance of securities	-	-	32,943	-	32,943
Average balance of other assets under management	320	-	-	8,521	8,841
Balance of credit to the public as at 31 December 2006	12,994	5,536	96	33,373	51,999
Balance of deposits of the public as at 31 December 2006	107,324	6	-	8,107	115,437

Main Changes in the Scope of Operations

Total credit to the public in the households segment increased by NIS 290 million, compared with the end of 2006, an increase of 0.6%. After neutralizing housing loans, credit increased by 0.8% and housing loans increased by 0.4%. Deposits of the public decreased by NIS 2,254 million, a decrease of 2.0% compared with the end of 2006.

Main Changes in Net Profit

In the first quarter of 2007, net profit in the households segment totaled NIS 357 million, compared with NIS 76 million in the corresponding period in 2006. The increase in profit stems from the segment's share in profits from extraordinary items from the sale of some of the provident funds. Operating profit amounted to NIS 150 million, an increase of 97.4%. The increase in profit stems mainly from a decrease in the provisions for doubtful debts in the mortgage sector of NIS 79 million and from an increase in income by NIS 40 million, mainly from credit card activities. Net operating profit after neutralizing special

salary expenses amounted to some NIS 169 million, compared with NIS 94 million in the corresponding period in 2006, an increase of some 79.4%.

2. Small Businesses

The following tables set out the profit and loss of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas Activities	Total
	For the three months ending 31 March 2007					
	NIS millions					
Profit from net interest income:						
From external sources	197	2	2	1	16	218
Inter-segmental	(11)	(2)	(2)	(1)	(3)	(19)
Operating and other income:						
From external sources	79	9	5	-	6	99
Inter-segmental	-	(7)	-	-	-	(7)
Total income	265	2	5	-	19	291
Provisions for doubtful debts	1	-	-	-	(1)	-
Operating and other expenses:						
External	158	2	3	-	25	188
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	106	-	2	-	(5)	103
Tax provision	42	-	1	-	(1)	42
Operating profit (loss) after taxes	64	-	1	-	(4)	61
Profit from extraordinary items after taxes	-	-	20	-	-	20
Net profit (loss)	64	-	21	-	(4)	81
% Return on equity						42.5

Average balance of assets	13,324	105	183	91	1,111	14,814
Average balance of liabilities	11,363	659	-	-	801	12,823
Average balance of risk assets	9,970	100	209	91	928	11,298
Average balance of mutual funds	-	-	1,050	-	-	1,050
Average balance of securities	-	-	3,791	-	11	3,802
Average balance of other assets under management	448	-	-	-	-	448
Balance of credit to the public	13,583	100	157	92	595	14,527
Balance of deposits of the public	11,420	-	-	-	784	12,204

Small Businesses (cont.)

	Banking and finance	Credit cards	Capital market	Mortgages	Overseas Activities	Total
	For the three months ending 31 March 2006					
	NIS millions					
Profit from net interest income:						
From external sources	197	3	3	1	-	204
Inter-segmental	(31)	(1)	(2)	(1)	-	(35)
Operating and other income:						
From external sources	69	20	3	-	-	92
Inter-segmental	-	(12)	6	-	-	(6)
Total income	235	10	10	-	-	255
Provisions for doubtful debts	8	-	-	-	-	8
Operating and other expenses:						
External	142	8	4	-	-	154
Inter-segmental	-	-	-	-	-	-
Operating profit (loss) before taxes	85	2	6	-	-	93
Tax provision	36	1	2	-	-	39
Net profit	49	1	4	-	-	54
% Return on equity						32.8
Average balance of assets	11,706	99	207	61	-	12,073
Average balance of liabilities	8,916	645	-	-	-	9,561
Average balance of risk assets	9,323	408	237	59	-	10,027
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,785	-	-	4,785
Average balance of securities	-	-	2,161	-	-	2,161
Average balance of other assets under management	417	-	-	-	-	417
Balance of credit to the public as at 31 December 2006	13,057	91	209	91	443	13,891
Balance of deposits of the public as at 31 December 2006	11,060	-	-	-	735	11,795

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 636 million compared with the end of 2006. Deposits of the public increased by NIS 409 million.

Main Changes in the Net Profit

In the first quarter of 2007, net profit in the small businesses segment totaled NIS 81 million, compared with NIS 54 million in the corresponding period in 2006. The increase in profit stems mainly from the segment's share in the profit of NIS 20 million from the sale of some of the provident funds, form an increase in income of NIS 36 million and from a decrease of NIS 8 million in provisions for doubtful debts.

Net operating income after neutralizing special salary expanses amounted to NIS 65 million, compared with NIS 57 million in the corresponding period in 2006, an increase of 13.3%.

3. Corporate Banking

The following tables set out the profit and loss of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2007				
	NIS millions				
Profit from net interest income:					
From external sources	464	6	-	75	545
Inter-segmental	(224)	(2)	-	31	(195)
Operating and other income:					
From external sources	127	34	6	12	179
Inter-segmental	1	(35)	-	-	(34)
Total income	368	3	6	118	495
Provisions for doubtful debts	(4)	-	-	-	(4)
Operating and other expenses:					
External	70	6	4	41	121
Inter-segmental	1	-	-	29	30
Operating profit (loss) before taxes	301	(3)	2	48	348
Provision for taxes	116	(1)	1	16	132
Operating profit (loss) after taxes	185	(2)	1	32	216
Profit from extraordinary items after taxes	-	-	14	-	14
Net profit (loss)	185	(2)	15	32	230
% Return on equity					22.1

Average balance of assets	43,144	104	7	11,635	54,890
Average balance of liabilities	20,264	2,932	-	10,955	34,151
Average balance of risk assets	45,916	84	8	12,045	58,053
Average balance of mutual funds	-	-	405	72	477
Average balance of securities	-	-	60,241	1,201	61,442
Average balance of other assets under management	517	-	-	-	517
Balance of credit to the public	40,208	80	6	11,046	51,340
Balance of deposits of the public	15,641	-	-	10,001	25,642

Corporate Banking (cont.)

	Banking and finance	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2006				
	NIS millions				
Profit from net interest income:					
From external sources	511	3	-	63	577
Inter-segmental	(231)	(1)	-	45	(187)
Operating and other income:					
From external sources	47	28	5	11	91
Inter-segmental	-	(23)	3	-	(20)
Total income	327	7	8	119	461
Provisions for doubtful debts	8	-	-	-	8
Operating and other expenses:					
External	79	14	4	42	139
Inter-segmental	-	-	-	35	35
Operating profit (loss) before taxes	240	(7)	4	42	279
Tax provision	97	(2)	2	11	108
Net profit (loss)	143	(5)	2	31	171
% Return on equity					16.1

Average balance of assets	47,643	35	34	11,032	58,744
Average balance of liabilities	20,001	3,170	-	13,596	36,767
Average balance of risk assets	50,135	160	39	11,636	61,970
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,471	53	4,524
Average balance of securities	-	-	46,238	1,217	47,455
Average balance of other assets under management	664	-	-	-	664
Balance of credit to the public as at 31 December 2006	40,339	47	8	10,882	51,276
Balance of deposits of the public as at 31 December 2006	17,682	-	-	10,178	27,860

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 64 million compared with the end of 2006, 0.1%, and total deposits of the public decreased 8.0%, by NIS 2,218 million,.

Main Changes in Net Profit

In the first quarter of 2007, net profit in the corporate banking segment totalled NIS 230 million, compared with NIS 171 million during the corresponding period in 2006. The increase in profit stems from an increase in income of 7.4%, by NIS 34 million, a decrease of NIS 12 million in provisions for doubtful debts and a 13.2% decrease of NIS 23 million in expenses.

Net operating profit after neutralizing special salary expenses amounted to NIS 218 million, compared with NIS 173 million in the corresponding period of 2006, an increase of some 26.0%.

4. Commercial Banking

The following tables set out the profit and loss of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas Activities	Total
	For the three months ending 31 March 2007					
	NIS millions					
Profit from net interest income:						
From external sources	346	2	1	3	75	427
Inter-segmental	(82)	(1)	(1)	(2)	(17)	(103)
Operating and other income:						
From external sources	66	8	32	-	12	118
Inter-segmental	-	(7)	-	-	-	(7)
Total income	330	2	32	1	70	435
Provisions for doubtful debts	13	1	-	-	-	14
Operating and other expenses:						
External	159	1	10	1	41	212
Inter-segmental	-	-	-	-	-	-
Operating profit before taxes	158	-	22	-	29	209
Tax provision	62	-	8	-	9	79
Operating profit after taxes	96	-	14	-	20	130
Profit from extraordinary items after tax	-	-	11	-	-	11
Net profit	96	-	25	-	20	141
% Return on equity						20.7
Average balance of assets	32,523	63	57	288	10,571	43,502
Average balance of liabilities	19,734	652	-	104	8,690	29,180
Average balance of risk assets	30,645	54	66	261	6,722	37,748
Average balance of mutual funds	-	-	2,443	-	224	2,667
Average balance of securities	-	-	67,902	-	2,177	70,079
Average balance of other assets under management	1,263	-	-	-	-	1,263
Balance of credit to the public	32,649	55	48	282	6,964	39,998
Balance of deposits of the public	17,078	-	-	58	8,191	25,327

Commercial Banking (cont.)

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas Activities	Total
	For the three months ending 31 March 2006					
	NIS millions					
Profit from net interest income:						
From external sources	291	2	1	5	60	359
Inter-segmental	(64)	(1)	(1)	(3)	(11)	(80)
Operating and other income:						
From external sources	63	10	19	-	9	101
Inter-segmental	-	(6)	6	-	-	-
Total income	290	5	25	2	58	380
Provisions for doubtful debts	25	-	-	4	-	29
Operating and other expenses:						
External	122	4	8	1	31	166
Inter-segmental	4	-	-	-	-	4
Operating profit (loss) before taxes	139	1	17	(3)	27	181
Tax provision	57	1	7	(1)	7	71
Net profit (loss)	82	-	10	(2)	20	110
% Return on equity						19.4
Average balance of assets	27,167	47	93	386	8,665	36,358
Average balance of liabilities	17,282	685	-	332	7,327	25,626
Average balance of risk assets	27,391	259	104	426	5,301	33,481
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,899	-	147	5,046
Average balance of securities	-	-	48,320	-	2,029	50,349
Average balance of other assets under management	1,231	-	-	-	-	1,231
Balance of credit to the public as at 31 December 2006	31,321	47	66	294	6,596	38,324
Balance of deposits of the public as at 31 December 2006	18,805	-	-	64	8,501	27,370

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 1,674 million, 4.4 % compared with the end of 2006, and total deposits of the public increased 7.5%, by NIS 2,043 million.

Main Changes in Net Profit

In the first quarter of 2007, net profit in the commercial banking segment totaled NIS 141 million, compared with NIS 110 million during the corresponding period in 2006, an increase of 28.2%. The increase in net profit stems from the 14.5 % increase in income of NIS 55 million, which was partially offset by an increase in

expenses of NIS 42 million. In addition, there was a 51.7% decrease of NIS 15 million in provisions for doubtful debts. Also, profit from extraordinary items of NIS 11 million was recorded from the segments share from the sale of a number of provident funds.

Operating profit after taxes of the segment from the Bank's activity in Israel grew by 22.2%.

Net operating profit after neutralizing special salary expenses amounted to NIS 134 million, compared with NIS 113 million in the corresponding period in 2006, an increase of 18.2%.

5. Construction and Real-Estate Segment

The following tables set out the profit and loss of the construction and real estate segment:

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2007			
	NIS millions			
Profit from net interest income:				
From external sources	271	-	15	
Inter-segmental	(150)	-	(6)	[illegible]
Operating and other income:				
From external sources	11	1	-	[illegible]
Inter-segmental	-	-		-
Total income	132	1		142
Provisions for doubtful debts	(10)	-	[illegible]	[illegible]
Operating and other expenses:				
External	20	1	2	[illegible]
Inter-segmental	-	-	2	2
Operating profit before taxes	122	-	5	127
Tax provision	47	-	2	49
Profit from extraordinary items after taxes	-	1	-	1
Net profit	75	1	3	79
% Return on equity				15.5
Average balance of assets	21,516	2	753	22,271
Average balance of liabilities	2,838	-	268	3,106
Average balance of risk assets	26,980	2	822	27,804
Average balance of mutual funds	-	53	1	54
Average balance of securities	-	14,381	10	14,391
Average balance of other assets under management	180	-	-	180
Balance of credit to the public	20,889	1	717	21,607
Balance of deposits of the public	2,636	-	268	2,904

	Banking and finance in Israel	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2006			
	NIS millions			
Profit from net interest income:				
From external sources	347	-	20	367
Inter-segmental	(192)	-	(8)	(200)
Operating and other income:				
From external sources	13	1	-	14
Inter-segmental	-	-	-	-
Total income	168	1	12	181
Provisions for doubtful debts	51	-	-	51
Operating and other expenses:				
External	20	-	2	22
Inter-segmental	-	-	3	3
Operating profit before taxes	97	1	7	105
Provision for taxes	39	-	3	42
Net profit	58	1	4	63
% Return on equity				11.8

Average balance of assets	23,869	-	1,072	24,941
Average balance of liabilities	2,913	-	327	3,240
Average balance of risk assets	29,718	-	1,153	30,871
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	202	-	202
Average balance of securities	-	10,322	6	10,328
Average balance of other assets under management	75	-	-	75
Balance of credit to the public as at 31 December 2006	21,737	2	762	22,501
Balance of deposits of the public as at 31 December 2006	2,876	-	260	3,136

Main Changes in the Scope of Operations

Total credit to the public in the segment decreased 4.0% by NIS 894 million, compared with the end of 2006, and total deposits of the public dropped 7.4 %, by NIS 232 million.

Main Changes in Net Profit

In the first quarter of 2007, net profit in the construction and real estate segment totaled NIS 79 million, compared with NIS 63 million in the corresponding period in 2006 - an increase of 25.4%. The increase in profit stems mainly from a decrease of NIS 61 million in provisions for doubtful debts, which was partially offset by a decrease of income by NIS 39 million, 21.5%.

6. Private Banking

The following tables set out the profit and loss of private banking:

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2007				
	NIS millions				
Profit from net interest income:					
From external sources	(233)	-	-	(35)	(268)
Inter-segmental	275	-	-	78	353
Operating and other income:					
From external sources	10	-	30	69	109
Inter-segmental	-	-	-	4	4
Total income	52	-	30	116	198
Provision for doubtful debts	1	-	-	-	1
Operating and other expenses:					
External	45	-	15	72	132
Inter-segmental	-	-	-	17	17
Operating profit before taxes	6	-	15	27	48
Provision for taxes	2	-	6	7	15
Operating profit after taxes	4	-	9	20	33
Minority interests in profits of consolidated companies	-	-	-	(2)	(2)
Net operating profit	4	-	9	18	31
Profit from extraordinary items after taxes	-	-	4	-	4
Net profit (loss)	4	-	13	18	35
% Return on equity					42.5

Average balance of assets	1,547	6	-	6,207	7,760
Average balance of liabilities	25,560	-	-	12,494	38,054
Average balance of risk assets	1,310	6	-	3,565	4,881
Average balance of mutual funds	-	-	3,061	1,896	4,957
Average balance of securities	-	-	26,913	33,481	60,394
Average balance of other assets under management	451	-	-	-	451
Balance of credit to the public	1,544	6	-	2,959	4,509
Balance of deposits of the public	25,408	-	-	11,561	36,969

	Banking and finance in Israel	Credit cards	Capital market	Overseas Activities	Total
	For the three months ending 31 March 2006				
	NIS millions				
Profit from net interest income:					
From external sources	(234)	-	-	(30)	(264)
Inter-segmental	280	-	-	76	356
Operating and other income:					
From external sources	11	-	24	59	94
Inter-segmental	1	-	5	2	8
Total income	58	-	29	107	194
Provisions for doubtful debts	-	-	-	-	-
Operating and other expenses:					
External	38	1	16	100	155
Inter-segmental	-	-	-	21	21
Operating profit before taxes	20	(1)	13	(14)	18
Provision for taxes	8	-	5	(4)	9
Operating profit (loss) after taxes	12	(1)	8	(10)	9
Minority interests in profits of consolidated companies	-	-	-	4	4
Net profit (loss)	12	(1)	8	(6)	13
% Return on equity					16.6
Average balance of assets	1,781	6	-	6,405	8,192
Average balance of liabilities	24,657	-	-	13,063	37,720
Average balance of risk assets	938	44	-	3,593	4,575
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,307	1,608	4,915
Average balance of securities	-	-	25,987	35,146	61,133
Average balance of other assets under management	450	-	-	-	450
Balance of credit to the public as at 31 December 2006	1,478	6	-	2,880	4,364
Balance of deposits of the public as at 31 December 2006	25,419	-	-	11,136	36,555

Main Changes in the Scope of Operations

Total credit to the public in the segment increased by NIS 145 million, 3.3 % compared with the end of 2006, and total deposits of the public increased 1.1%, by NIS 414 million.

Main Changes in Net Profit

In the first quarter of 2007, net profit in the private banking segment totaled NIS 35 million, compared with NIS 13 million in the corresponding period in 2006, an increase of 169.2%. The increase in net profit stems from the positive contribution of some NIS 9 million from the Swiss subsidiary, compared with its negative

contribution of NIS 11 million in the corresponding period in 2006 and from a positive contribution of NIS 6 million from the United States subsidiary, compared with its NIS 2 million contribution during the corresponding period in 2006. Net operating profit after neutralizing special salary expenses amounted to NIS 33 million, compared with NIS 14 million in the corresponding period in 2006, an increase of 130.0%.

7. Financial Management

In the first quarter of 2007, net profit in the financial management segment totaled NIS 34 million, compared with a profit of NIS 658 million in the corresponding period in 2006. The decrease in profit stems from the recording of profit from an extraordinary item during the corresponding period in 2006, from the sale of the holdings in Africa Israel Investments and of 10% of Migdal, in the amount of NIS 711 million.

Net operating profit amounted to some NIS 34 million, compared with a loss of some NIS 53 million during the corresponding period in 2006. The increase in profit stems from the following reasons:

- In the corresponding period in 2006, operating expenses had been recorded which were not charged to the other operating segments (adoption of new mortality tables published by the Supervisor of Insurance and an increase in the provision for severance pay and pensions as a result of the increase in the amount of the obligation for severance pay which was greater than the increase in value of the severance pay fund).

- An increase in net interest income in the amount of NIS 131 million, partly as a result of the increase in the market value of debentures for trading and an increase in profit from the sale of debentures available for sale.

On the other hand, a decrease in the Group's portion of profits of companies included on the equity basis from NIS 82 million to NIS 38 million, as a result of the sale of the holdings in Africa Israel and 10% of Migdal Insurance and Financial Holdings, partly offset these increases.

The net profit after neutralizing special salary expenses amounted to NIS 42 million, compared with NIS 775 million in the corresponding period in 2006, a decrease of NIS 733 million, of which NIS 711 million is profits from extraordinary items and NIS 44 million is the contribution of companies included on the equity basis attributed to the segment.

Companies Included on the Equity Basis (Non-Banking)

This includes the operating results of the Group's non-banking (real) investments.

The Leumi Group's total investments in companies included on the equity basis was NIS 1,781 million on 31 March 2007, compared with NIS 1,251 million on 31 December 2006.

The contribution to Group profit of the companies included on the equity basis in the first quarter of 2007 amounted to NIS 39 million, compared with NIS 78 million in the corresponding period in 2006.

The decrease in the contribution to profit is derived from the fact that during the first quarter of 2006, profits were still recorded on the equity basis in respect of Africa Israel Investments and in respect of Midgal Insurance and Financial Holdings.

The following table details the companies' contribution to the Group's net profit (in NIS millions):

	For the three months ending 31 March		
	2007	2006	% change
The Israel Corporation Ltd.	**31**	26	19.2
Migdal Insurance and Financial Holdings Ltd.	**-**	23	-
Africa Israel Investments Ltd.	**-**	19	-
Paz Oil Company Ltd.	**8**	-	-
Others	**-**	10	-
	39	78	(50.0)

Paz Oil Company Ltd.

Leumi Real Holdings Ltd. holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi Holdings, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is included on the equity basis (until that date, the investment was included as part of securities available for sale).
The recording of the investment on the equity basis was carried out on the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill, which will be written-off over ten years, in accordance with directives of the Supervisor of Banks. The Bank has started the process of having the attribution of the surplus costs examined by an outside valuer.

8. **Others** - this segment includes activities not allocated to the other segments.

This segment includes the other activities of the Group, none of which amounts to a profit segment under the directives of the Bank of Israel.

This activity includes primarily: part of the operations of the capital market companies that are not allocated to other segments, and credit card transactions.

In the first quarter of 2007 the loss of the "Others" segment amounted to NIS 40 million, compared with a loss of NIS 33 million in the corresponding period in 2006.

The following table sets out details of the main changes in NIS millions:

	For the three months ending 31 March		
	2007	2006	Change in amount
Profit from extraordinary items	**2**	1	1
From operating activity at the Bank	**14**	13	1
Leumi L.P. (previously Leumi-Pia)	**(1)**	-	(1)
Leumi Securities (previously Psagot-Ofek)	**(3)**	3	(6)
Leumi & Co.	**(8)**	(6)	(2)
Other companies in Israel	**-**	(3)	3
Overseas companies	**3**	5	(2)
Tax adjustments (1)	**(47)**	(46)	(1)
Total	**(40)**	(33)	(7)

(1) Tax differentials between tax calculations in the segments and the effective tax in the Consolidated Report.

Activities in Products

A. Capital market activities - these activities include the activities of provident funds and supplementary training funds, the sale of which has not been completed. In addition, they include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations.

Capital market activities are the activities of the subsidiary companies that managed mutual funds and provident funds, which were sold in 2006, with part of the sales of the provident funds having been completed and/or being expected to be completed during 2007. The sale of these operations is a consequence of the capital market reform, as formulated in the legislation mentioned on page 12 above, and as described in detail in Note 31 to the Annual Report for 2006.

The following tables set out details of the operations in the capital market as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 31 March 2007							
	In NIS millions							
Loss from net interest income	-	-	-	-	-	-	(7)	(7)
Operating and other income	**119**	**30**	**5**	**32**	**6**	**1**	**24**	**217**
Total income	**119**	**30**	**5**	**32**	**6**	**1**	**17**	**210**
Operating and other expenses	**106**	**15**	**3**	**10**	**4**	**1**	**20**	**159**
Operating profit (loss) before taxes	**13**	**15**	**2**	**22**	**2**	-	**(3)**	**51**
Operating profit after taxes	**8**	**9**	**1**	**14**	**1**	-	**(9)**	**24**
Profit from extraordinary items after taxes	**207**	**4**	**20**	**11**	**14**	**1**	-	**257**
Net (loss) profit	**215**	**13**	**21**	**25**	**15**	**1**	**(7)**	**283**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	For the three months ending on 31 March 2006							
	In NIS millions							
Profit from net interest income	-	-	1	-	-	-	6	7
Operating and other income	166	29	9	25	8	1	74	312
Total income	166	29	10	25	8	1	80	319
Operating and other expenses	100	16	4	8	4	-	73	205
Operating profit before taxes	66	13	6	17	4	1	7	114
Net (loss) profit	39	8	4	10	2	1	(1)	63

The following table sets out details of income from management fees from mutual funds, provident funds and supplementary training funds, in NIS millions:

	First Quarter	
	2007	2006
Mutual funds	**37**	118
Provident funds	**9**	53
Supplementary training funds	**8**	8
Total	**54**	179

In the first quarter of 2007, net operating profit after taxes from capital market operations amounted to NIS 24 million, compared with NIS 63 million in the corresponding period in 2006, a decrease of 61.9%.

B. Credit Cards - Leumi Card

This activity includes mainly the issuance of credit cards to private customers and providing acquiring services for businesses.

The principal credit card transactions are executed by the subsidiary, Leumi Card, which engages in the issue of credit cards, the provision of acquiring services and the development of payment solutions.

Leumi Card ended the first quarter of the year with a net profit of NIS 17 million, similar to the corresponding period in 2006.

During the first quarter of 2007, the volume of activity of Leumi Card credit card holders increased by 14.0%, and that of businesses by 13.5%, compared with the activity during the corresponding period in 2006. The number of active cards increased by some 16% in the first quarter of 2007, as compared with corresponding period in 2006.

The following tables set out details of the credit card activity as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2007					
	In NIS millions					
Profit from net interest income	**17**	**-**	**-**	**1**	**4**	**22**
Operating and other income	**158**	**-**	**2**	**1**	**(1)**	**160**
Total income	**175**	**-**	**2**	**2**	**3**	**182**
Provisions for doubtful debts	**4**	**-**	**-**	**1**	**-**	**5**
Operating and other expenses	**122**	**-**	**2**	**1**	**6**	**131**
Operating profit (loss) before taxes	**49**	**-**	**-**	**-**	**(3)**	**46**
Net profit (loss)	**33**	**-**	**-**	**-**	**(2)**	**31**

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	For the three months ending on 31 March 2006					
	In NIS millions					
Net interest income	18	-	2	1	2	23
Operating and other income	131	-	8	4	5	148
Total income	149	-	10	5	7	171
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	97	1	8	4	14	124
Operating profit (loss) before taxes	51	(1)	2	1	(7)	46
Net profit (loss)	35	(1)	1	-	(5)	30

In the first quarter of 2007, net profit from credit card operations amounted to some NIS 31 million, compared with NIS 30 million during the corresponding period in 2006.

Gamma Management and Clearing Ltd.

On 28 December 2005, Leumi Card acquired 20% of the shares in Gamma Management and Clearing, the leader in the field of discounting credit card transactions. Under the agreement, Leumi Card was granted an option to acquire an additional 67% of the shares of the company and, at a later stage, all the shares of the company, subject to receipt of the approval of the Antitrust Director General and to the provisions of the sale agreement.

On 27 January 2006, the Antitrust Director General announced that she viewed the approval of the merger as problematic because of the absence of cross-acquiring of credit cards. The Director General also gave notice that once cross-acquisition developed, this was likely to be considered a change in circumstances that could lead to a positive examination in principle of the said merger.

In light of the negotiations that were held with a view to the signature of a cross-acquisition agreement with the credit card companies, the Bank applied again, on 2 October 2006, to the Director General for her approval of the merger that will arise as a result of the exercise of the option.

On 22 January 2007, the Bank and Gamma notified the Director General that they were withdrawing the notice of the merger.

Despite the withdrawal of the notice of the merger, the Bank asked the Director-General for her ruling on this matter. In early May, the Director General announced that she had rejected the merger.

Negotiations with Migdal Insurance and Financial Holdings Ltd.

Pursuant to the information provided on page 142 of the Annual Report for 2006, regarding the negotiations being held between Migdal Insurance and Financial Holdings Ltd. and the Bank, notices have been received from both the Capital Markets, Insurance and Savings Department of the Ministry of Finance and from the Antitrust Authority to the effect that they are examining the transaction which is being formulated, which they believe could have a negative impact on competition in the credit area. The Capital Markets Department also noted that the joint ownership relationships at Leumi Card could have consequences regarding the granting of a pension counseling license to the Bank or regarding restrictions that may be placed on such a license.

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	For the period January to March			For the period January to March		
	2007*	**2006***	Change	**2007****	**2006****	Change
	NIS millions		%	NIS millions		%
The Bank	**441**	207	113.0	**482**	162	197.5
Consolidated companies in Israel (1)	**102**	33	209.1	**102**	33	209.1
Overseas consolidated companies (2)	**85**	79	7.6	**44**	124	(64.5)
Non-banking companies (1)	**30**	81	(63.0)	**30**	81	(63.0)
Net operating profit	**658**	400	64.5	**658**	400	64.5
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**23.9**	15.7	52.6	**23.9**	15.7	52.6

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) The non-banking companies of Leumi & Co., Leumi Real Holdings and Leumi Card were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contribution of the Profit Centers (after translation adjustments):

- The increase in net operating profit at the Bank derived mainly from a decrease in special salary expenses as explained above on page 17, from a decrease in the provisions for doubtful debts, from an increase in net interest income and from an increase in operating and other income.

- The increase in net operating profit of consolidated companies in Israel derives mainly from the increase in the profit of Leumi Mortgage Bank, as compared with a negative contribution in the corresponding period in 2006.

- The increase in the profit of overseas subsidiaries derives from an improvement in the profitability of the overseas subsidiaries.

- The decline in the contribution of companies included on the equity basis derives mainly from a decrease from the sale of Midgal Holdings and of Africa Israel Investments.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 22 million, an increase of US$ 6 million compared with the corresponding period in 2006. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 85 million, compared with NIS 79 million in the corresponding period in 2006. Excluding the effect of exchange rate differentials in respect of the cost of financing sources, net, the profit of the overseas subsidiaries amounted to NIS 44 million, as compared with NIS 124 million in the corresponding period in 2006, a decrease of NIS 80 million, deriving mainly from negative exchange rate differentials in respect of the overseas investments.

The following table sets out a summary of the above data:

	For the period January to March	
	2007	2006
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**110**	50
Exchange rate differentials on the investment	**(66)**	74
Exchange rate differentials on the net cost of financing sources	**41**	(45)
Total contribution of the subsidiaries (after offsetting net financing sources)	**85**	79

Activities of Major Subsidiaries and Affiliates

Consolidated Subsidiaries in Israel

The Bank's investments in consolidated subsidiaries in Israel amounted to NIS 6,465 million on 31 March 2007, compared with NIS 6,130 million on 31 December 2006. The contribution to net profit was NIS 102 million during the period January to March 2007, compared with NIS 33 million in the corresponding period in 2006, an increase of 209.7%.

The following table sets out the contribution of the major consolidated companies in Israel to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit (1)		
	31 March 2007	31 March 2006	**31 March 2007**	31 March 2006	Change
	%		NIS millions		%
Leumi Mortgage Bank	**9.9**	-	**42.6**	(14.1)	-
Arab Israel Bank	**30.1**	24.8	**22.0**	18.3	20.2
Leumi Card	**105.1**	-	**16.9**	18.4	(8.2)
Leumi & Co. Investment House (2)	**-**	-	**(6.6)**	(4.1)	(61.0)
Leumi Securities (previously Psagot-Ofek Investment House)	**1.5**	13.8	**3.1**	3.3	(6.1)
Leumi Real Holdings	**4.9**	-	**6.5**	(0.5)	-
Leumi Leasing and Investments	**2.3**	3.5	**4.4**	6.1	(27.9)
Others	**3.4**	2.7	**13.3**	5.6	(137.5)
Total consolidated subsidiaries in Israel	**6.8**	3.2	**102.2**	33.0	209.7

(1) The profit (loss) presented is according to the Group's share in the results.
(2) Including the profit and/or loss of companies included on the equity basis of Leumi & Co.

Overseas Consolidated Subsidiaries

The Bank's investments in overseas consolidated subsidiaries amounted to NIS 4,439 million on 31 March 2007, compared with NIS 4,382 million on 31 December 2006.

In the period January to March 2007, the contribution of the overseas consolidated subsidiaries to the net profit of the Group, as reported in shekels and after offsetting translation adjustments, amounted to a profit of NIS 85 million, compared with a profit of NIS 79 million in the corresponding period in 2006.

The following table sets out the contribution of the principal overseas consolidated companies to the net profit of the Group:

	Return on Group's Investment		Contribution to Group's Profit(*)		
	31 March 2007	31 March 2006	**31 March 2007**	31 March 2006	Change
	%		NIS millions		%
Leumi USA (BLC)	**9.7**	7.7	**54.3**	43.9	23.7
Leumi UK	**10.2**	14.7	**18.5**	32.2	(42.5)
Leumi Switzerland	**3.9**	-	**6.5**	(7.0)	-
Leumi Luxembourg	**8.5**	17.2	**2.5**	4.5	(44.4)
Leumi Re	**26.1**	18.7	**5.8**	4.3	34.9
Others	**-**	3.8	**(2.5)**	1.4	-
Total foreign consolidated subsidiaries	**8.0**	7.6	**85.1**	79.3	7.3

(*) Translation adjustments in respect of the overseas investments were offset against translation adjustments in respect of the Bank's financing sources after the effect of taxes, in the amount of NIS (41) million as compared with NIS 45 million in 2006. The following are the sums that were offset:

Leumi USA	- NIS (23) million in 2007, compared with NIS 18 million in 2006;
Leumi UK	- NIS (9) million in 2007, compared with NIS 13 million in 2006;
Leumi Switzerland	- NIS (7) million in 2007, compared with NIS 9 million in 2006.

The decrease in the contribution to profit derives mainly from the effect of the appreciation of the exchange rate of the shekel against all the foreign currencies. The effect of the exchange rate differentials was to decrease pre-tax profit by NIS 66 million during the period January to March 2007, compared with an increase of pre-tax profit by NIS 74 million in the corresponding period in 2006. Net interest income earned by the Bank, and which offset part of these exchange rate differentials, totaled some NIS 41 million during the period of January to March 2007, compared with expenses of NIS 45 million in the corresponding period in 2006.

The following table sets out details of the net profit of the overseas subsidiaries as reported by them:

	31 March 2007	31 March 2006	Change
	Millions		%
Leumi USA (BLC) (US$)	**8.7**	6.4	35.9
Leumi (UK) (£)	**2.9**	3.0	(1.7)
Leumi Switzerland (CHF)	**4.9**	2.5	90.3
Leumi Luxembourg (Euro)	**0.5**	0.5	-
Leumi Re (US$)	**1.5**	0.8	83.9

The nominal profit of the overseas consolidated subsidiaries as reported by them totaled US$ 20.9 million in the period January to March 2007, compared with US$ 15.1 million in the corresponding period in 2006, an increase of 38.4 %.

See Notes 3, 5 and 7 to the Financial Statements regarding legal proceedings and other matters relating to the consolidated companies.

Capital Market and Financial Services Activities of the Bank and the Group

Mutual Funds

During 2006, following the legislation regarding the reform in the capital market, the Bank sold its activities in the area of mutual fund management. Commencing from 2007, the Bank has been receiving distribution commissions only, in accordance with the legislation.

Provident Funds

Following the legislation regarding the reform in the capital market, the Bank, together with Leumi Gemel Ltd., sold the goodwill, activities, assets and liabilities related to the provident funds managed by Leumi Gemel Ltd.

On 31 January 2007, the sale to Prisma Provident Funds Ltd. of additional provident funds, the largest of which being Sion, a Central Severance Pay Fund, Tzur and Sagi, was completed, at a price of some NIS 418 million, following a price reduction due to adjustments agreed to between the parties. The Bank's net profit, following adjustments and tax provisions, was some NIS 257 million.

Together with the signing of the agreements with the purchasers of the provident funds, distribution agreements and agreements for the provisions of operating services were signed.

Supplementary Training Funds

Kahal Employees Supplementary Training Fund Ltd. ("Kahal") (which is under the joint management of the Bank and Israel Discount Bank Ltd.) – the value of the assets managed by Kahal and Kahal Paths Supplementary Training Fund (which is managed by Kahal Study Funds Management (1996) Ltd. ("Kahal Management")), a joint subsidiary of the Bank and Israel Discount Bank Ltd., reached some NIS 10.7 billion on 31 December 2006, compared with some NIS 10.6 billion as at the end of 2005.

Following the reform in the capital market, on 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal and Kahal Management, and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management, for consideration of NIS 260 million. Such amount will be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

In April 2007, the Bank entered into an agreement with Kahal and with the Purchaser for the provision of operating services by the Bank to the funds sold, as well as a distribution agreement, under which the Bank will distribute the funds.

Completion of the transaction is subject to the receipt of regulatory approvals.

Non-Banking Activities of Companies Included on the Equity Basis

Total investments of the Group in companies included on the equity basis amounted to NIS 1,781 million on 31 March 2007, compared with NIS 1,251 million on 31 December 2006.

In the period January to March 2007, the contribution to net profit amounted to a profit of some NIS 39 million, compared with a profit of some NIS 78 million in the corresponding period in 2006.

The following are the details of the Group's investment in the principal company included on the equity basis:

The Israel Corporation Ltd.

The Israel Corporation Ltd. is a holding company whose principal holdings are in the areas of chemicals (holding 53% of the shares of Israel Chemicals Ltd.), shipping (holding some 97.5% of Zim Integrated Shipping Services Ltd.) and additional holdings. The Israel Corporation won the tender for the purchase of 36.8% of the issued share capital of Oil Refineries Ltd. The approvals for completion of the transaction have not yet been received.

The net profit in the period of January to March 2007 totaled some NIS 166 million, compared with a profit of some NIS 244 million in the corresponding period in 2006.

The consolidated assets of the Israel Corporation totaled some NIS 31.2 billion as at 31 March 2007, compared with NIS 28.5 billion at the end of 2006.

Shareholders' equity totaled some NIS 5,496 million as at 31 March 2007, compared with some NIS 5,634 million at the end of 2006.

Paz Oil Company Ltd.

See page 38 above and Note 9 to the Financial Statements.

TBC Bank of Georgia

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank might purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank was expected to inject capital into TBC in the amount of some US$ 40 million.

The agreement between the parties was conditioned on the signature of a detailed agreement between the parties and on the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders would be granted to the Bank

On 25 April 2007, the Bank gave notice that the negotiations aimed at executing a detailed agreement were stopped by the sellers, who claimed that a higher price could be obtained for the holdings of the shareholders in an alternatively structured transaction. The Bank contends, however, that a binding term sheet has been executed and that the shareholders are not allowed to sell their holdings to any third party without upholding and maintaining the Bank's rights in their entirety.

Exposure to Risk and Methods of Risk Management

Market Risk and Liquidity Risk Management

The business results, shareholders' equity, cash-flows and the value of the Bank are exposed to market risks arising from volatility in interest rates, exchange rates, the CPI, prices of securities in Israel and abroad and other economic indices.

Ongoing market risk management is intended to assist in achieving business goals by estimating the anticipated profit from managing the risks, together with the damage that can result from exposure to the said risks. Such management is based on forecasts and ongoing evaluations of developments in the capital and financial markets.

The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, the accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

As part of the discussions regarding the 2007 work plan, the Board of Directors resolved to expand the frameworks of activity of the nostro portfolios.

Within the framework of the Capital Markets Division's responsibility for market risk management in Israel and overseas, steps are planned to allow for Group-wide coordination, while developing expertise and knowledge-sharing and taking advantage of economies of size.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the dissimilar nature of their activity as compared with that of the Bank.

All the subsidiaries have adopted independent policies for market risk management. The frameworks for market risk exposures are in a uniform format set by the Bank. These frameworks have been examined by the Bank's Manager of Market Risks and found to be appropriate.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request, and is taken into account in the overview of the Group's exposures.

Basis Exposure

The exposure to basis risks is expressed as the loss that may occur in consequence of the effect of changes in the CPI and exchange rates on the difference between the value of the assets and the liabilities, including the effect of futures transactions, in each of the linkage sectors.

The exposure to basis risks is defined as a percentage of the Bank's exposed capital. The capital is defined as an unlinked shekel source.

The exposed capital includes shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets, but including investments in overseas subsidiaries that are financed by foreign currency deposits.

The following table sets out the actual exposure at Group level compared with the limits fixed by the Board of Directors. The data is presented in terms of percentages of the exposed capital:

	31 March 2007	31 March 2006*	31 December 2006	Approved Limits Maximum Surplus (or Deficit)
Unlinked	**(73.5%)**	(27.5%)	(33.8%)	50% - (100%)
CPI-linked	**61.4%**	27.5%	28.6%	100% - (50%)
Foreign currency	**12.1%**	-	5.2%	25% - (10%)

* Reclassified

The mix of the investment of exposed capital between the various linkage sectors is determined on an ongoing basis within the limits set out above, and on the basis of forecasts regarding relevant market variables.

During the first three months of 2007, an average of some 44% of the exposed capital was invested in the CPI-linked sector. The CPI-linked investment fluctuated between 28% and 61%. An average of some 6% was invested in the foreign currency and foreign currency-linked sector. The balance of the capital was invested in the unlinked shekel sector.

During the first three months of 2007, the Group complied with all the basis exposure limits approved by the Board of Directors.

The following table shows the sensitivity to changes in the exchange rates of the major currencies as at 31 March 2007. The measurement relates to the effect of such changes on the capital of the Bank and includes the activity in balance sheet and derivative instruments (the theoretical change in the capital of the Bank does not include the effect of tax in respect of financing overseas investments):

	US$	Euro	£	CHF	Yen
			NIS millions		
Increase of 5% in exchange rate	78	(19)	-	-	-
Increase of 10% in exchange rate	174	(31)	(1)	1	(2)
Decrease of 5% in exchange rate	(76)	18	(3)	2	(2)
Decrease of 10% in exchange rate	(137)	35	(8)	3	(6)

Interest Exposure

The exposure to changes in interest arises from the gaps between the interest payment dates and the interest adjustment dates of the assets and liabilities in each of the sectors. For the purpose of managing interest risk, the gaps between the assets and liabilities in future periods are examined, and comparisons are made of the average life span of the assets, liabilities and capital in each sector. In addition, in each sector, a measurement is made of the exposure to changes in interest relating to the potential erosion of the economic value and the annual accounting profit in consequence of a shift of the yield curve in each of the sectors.

The following table sets out a summary of the interest exposure at the Group level (in NIS millions):

Effect of a change of 1% in the yield curve	Potential Erosion of Economic Value			Potential Erosion of Annual Profit*		
	31 March 2007	31 March 2006	31 December 2006	**31 March 2007**	31 March 2006	31 December 2006
Actual	**592**	653	549	**144**	156	176

* The maximum erosion in annual profit, on the basis of an examination of the next three years.

The interest exposure limits are to a maximum change in the economic value at Group level of NIS 1,000 million, and to a change in the annual profit of NIS 500 million.

During the first three months, the potential erosion of the economic value and of the annual profit fluctuated between NIS 549 million and NIS 592 million, and between NIS 144 million and NIS 178 million respectively.

During the first three months of 2007, the Group complied with all the interest exposure limits set by the Board of Directors.

Value at Risk (VAR)

VAR is a measurement of the anticipated potential loss (the forecast decrease in present value of assets less liabilities) arising from the given composition of a portfolio at a given confidence level and over a given time horizon (holding period), due to possible changes in market values. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

The VAR calculations and the limits in VAR terms are based on the parametric approach, with a confidence level of 99%, and a holding period of two weeks.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the economic value of the Bank with the change estimated by the VAR model. The tests performed thus far confirm the validity of the model.

The VAR is also periodically calculated using historical simulation, and any difference between the two calculation methods is examined. Historical simulation enables risk measurement to be carried out without reliance on a specific probability structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and the Monte Carlo simulation methods (so as to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out estimates of VAR amounts at the Group level:

	31 March 2007	31 March 2006	31 December 2006
	NIS millions		
Total VAR	**221**	256	206
VAR of MTM re-valued portfolios	**53**	51	29

The Board of Directors' VAR limits are NIS 500 million at Group level and a limit of NIS 300 million for the VAR of the Mark to Market re-valued items.

During the first three months of 2007, the VAR fluctuated between NIS 206 million and NIS 228 million.

During the first three months of 2007, the Group complied with the above limits.

Liquidity Risk

Liquidity is defined as the ability of the corporation to finance increases in assets and to comply with its liability payments. The ability to deal with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a material loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked assets), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, and the appointment of a management team responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the creation of sources as rapidly as possible.

As well as the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk.

As required by the Bank of Israel's Directive No. 342, the Board of Directors has approved a policy for managing liquidity risks and determined limits as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios during the planned periods of one day, one week and one month.

There were no deviations from the limits set by the Board of Directors, other than a one day deviation from an extreme scenario limit.

For further details regarding management of market risks, see pages 166-177 of the Annual Report for 2006.

Credit Risk

In order to improve credit risk management and to adjust to regulatory requirements, an independent credit risk management unit was established.

The unit will conduct an independent examination of the credit risks and the risk aspects.

Authority with regard to granting credit at the various levels has been determined on the basis of the size of the credit facility, the borrower's risk rating and the nature of the application, while maintaining the principle of decision-making by senior staff on complex credit applications or those with a high risk.

For further details regarding credit risks, see pages 181-185 of the Annual Report for 2006.

See pages 177-180 of the Annual Report for 2006 with regard to **operating risks and legal risks**.

Preparations in Anticipation of Basel II

The Basel Committee on Banking Supervision published the final version of the capital adequacy measurement accord (Basel II) in June 2006, which is intended to be implemented, following central banks' instructions. The Accord is based on three pillars: minimum capital requirements, regulation, control and supervision of capital adequacy, and policy regarding disclosure of information to the public. Such information will supplement the minimum capital adequacy requirements and required supervision, and will allow the market to evaluate the risk of the bank. The Supervisor of Banks announced at the end of January 2007 that the target date for the implementation of Basel II in Israel is 2009. At the beginning of April 2007, the Supervisor submitted a draft directive dealing with the standard market risk and operating risk approaches. The Banks have been asked to prepare their comments to the said draft.

The new minimum capital requirements relate to operating risks, in addition to credit and market risks, with which the banks have long since been required to deal. Furthermore, considerable changes are required in the capital requirements relating to credit risks. In the two contexts, of credit risks and also of operating risks, the Committee has proposed three options for calculating minimum capital. The options are typified by an ever-increasing sensitivity to risk. The banks, and the bank regulators, are to select the method appropriate to their risk management level.

As part of the Bank's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-2005, a project administration was set up at the end of 2005, the role of which is to manage, coordinate, adapt and supervise the parties involved in the project, and to bring about the eventual implementation of all the directives of Basel II.

In addition, a senior steering committee was appointed for the Basel II project, headed by the Senior Deputy Chief Executive Officer, and including several Members of Management and other senior executives.

The Bank is preparing to adapt infrastructure systems to the required changes, and to collect the required data in order to estimate the risk variables. The adaptation of the systems, the construction of the data bases and the connection between the systems will all require the investment of substantial resources in the coming years.

Linkage Status and Liquidity Status

Linkage Status

During the first three months of 2007, the exposure in the CPI-linked sector increased from a level of some NIS 3.2 billion to a level of some NIS 5.8 billion. The increase in the investment in the CPI-linked sector was mainly carried out through the purchase of CPI-linked debentures.

The following table sets out the status of assets and liabilities classified according to linkage basis:

	As at 31 March 2007			As at 31 December 2006		
	Unlinked	CPI-linked	Foreign Currency(2)	Unlinked	CPI-linked	Foreign Currency(2)
Total assets (1)	**109,152**	**57,438**	**126,483**	108,139	56,272	129,767
Total liabilities (1)	**105,462**	**51,616**	**126,525**	102,067	53,095	129,814
Total exposure in sector	**3,690**	**5,822**	**(42)**	6,072	3,177	(47)

(1) Including forward transactions and options.
(2) Including foreign-currency-linked.

Funding and Liquidity Status

Liquidity Status

The System -

In the first three months of 2007, the Bank of Israel decreased the volume of *Makam* tenders by some NIS 3 billion, to a level of some NIS 95.1 billion. At the end of February, the Bank of Israel announced that, after more than a decade of gradual increases in the volume of *Makam,* so as to establish it as a monetary tool, while absorbing liquidity surpluses in the economy, it would begin using *Makam* as an active monetary tool.

The banking system's *Makam* balances were some NIS 10.3 billion at the end of March 2007, similar to December 2006.

In parallel, there was an increase in the volume of monetary credit tenders of the Bank of Israel by NIS 14 billion, to a level of NIS 21.5 billion at the end of the first quarter. The average volume of the tenders in the first three months of the year amounted to some NIS 13.8 billion.

At Leumi, the balance of monetary credit tenders from the Bank of Israel amounted to some NIS 7.7 billion at the end of the quarter, compared with the end of 2006 at which time Leumi was not utilizing this tool. The average volume of tenders at Leumi in the first three months of 2007 amounted to some NIS 4.4 billion.

From January 2007, the Bank of Israel ceased executing "repo" type tenders. These transactions constituted a tool for the absorbtion of liquidity surpluses in the system, while the liquidity needs of the system required the taking of monetary loans from the Bank of Israel during each liquidity month. The Bank of Israel intends to commence the execution of reverse "repo" transactions during June 2007, which will suit the liquidity status of banking corporations, and will also include insurance companies and institutional bodies.

In the second half of the year, in July 2007, the RTGS (real time gross settlement) system will begin operating in Israel, for the purpose of effecting transfers of shekels between the banks in Israel and the other participants in the system, during the business day.

In addition, Leumi will become a member of the CLS Clearing House, and will provide nostro services in shekels and liquidity services in shekels to CLS Bank. The date of

commencement of operations (according to the updated timetable) in foreign currency will be the fourth quarter of 2007, and in shekels, the first quarter of 2008.

See page 45 of the Directors' Report attached to the Financial Statements for 2006 for further details.

The Bank -

The structure of the Bank's assets and liabilities continues to indicate a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while placing importance on the raising of deposits from a large number of customers, for varying periods of time, including long term.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) of some NIS 33.0 billion, which is mainly invested in Israeli government debentures and foreign securities with an average rating of A+.

The ratio of the Bank's net liquid assets – cash, deposits at banks and securities (excluding shares) – after deducting deposits from banks, was 32.8% of the Bank's total assets as at 31 March 2007, compared with 36.6% as at 31 December 2006. The ratio of net liquid assets to total liabilities (after deducting deposits from banks) stood at 37.5%, compared with 40.1% as at 31 December 2006.

Leumi monitors on an ongoing basis, its liquidity status and indices that are intended to warn of changes in the liquidity position *inter alia*, by using an internal model that was developed at the Bank pursuant to a directive of the Bank of Israel. The various assumptions forming the basis of the model are examined and updated regularly according to developments in the major relevant parameters.

Funding (in the Bank) -

The balance of deposits of the public at the Bank declined during the first three months of the year by some NIS 4.5 billion, a decrease of 2.2%.

The balance of deposits of the public at the Bank in the unlinked shekel sector decreased by NIS 2.7 billion, at a rate of some 3.0%, and reached a sum of NIS 87.3 billion at the end of March 2007.

The balance of foreign currency or foreign currency linked deposits of the public reached a sum of NIS 81.8 billion, an increase of some NIS 0.2 billion, despite the appreciation of the shekel exchange rate. After deducting the effect of the currency exchange rates, the balance increased by some NIS 1.3 billion (1.6%).

The balance of the deposits of the public in the CPI-linked sector decreased by some NIS 2.1 billion, a decrease of some 7.5%.

During the first three months of 2007, the increase in the volume of the Bank's customers' off-balance-sheet deposits continued.

During the reported period, the volume of the securities portfolio of the Bank's customers increased by some NIS 19.6 billion. The volume of the mutual fund portfolio increased by NIS 5.2 billion.

In the first three months of 2007, the balance of credit to the public increased by some NIS 1.2 billion.

In unlinked credit, there was an increase amounting to some NIS 2.5 billion, 3.6%, which was partly offset by a decrease of NIS 0.5 billion in CPI linked credit, a decrease of 2.1%, and in foreign currency credit there was a decrease of some NIS 1 billion, a decrease of some 3% (after deducting the effect of the exchange rates, the balance of foreign currency credit decreased by some NIS 0.5 billion).

Legal Proceedings

The Directors' Report in the Annual Report for 2006 provides details of civil and other legal proceedings to which the Bank and the consolidated companies are parties.

As of the date of the publication of this Report, no material changes have occurred in the aforementioned proceedings, except as detailed below.

None of the proceedings pending against the Bank involves a sum exceeding 1% of the shareholders' equity of the Bank as at 31 March 2007, some NIS 185 million, with the exception of the proceedings detailed in Notes 3 to 6 to the Financial Statements.

For details regarding an application for the approval of a class action filed in April 2007, see Note 4D to the Financial Statements.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been recorded in the Financial Statements to cover possible damages in respect of all the claims.

See Note 3-6 to the Financial Statements for further details.

Material Agreements

Pursuant to the description in the Annual Report for 2006 of the agreement between the Bank and the Union Bank of Israel Ltd. ("Union Bank") for the provision of comprehensive computer and operating services, in April 2007 the Bank and Union Bank reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001, for a period which ends in 2009.

The period of the new agreement is 10 years beginning on 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually increase from some NIS 40 million in the first two years, to some NIS 45 million beginning from the sixth year. (The amounts are linked to the consumer price index of December 2006 and are dependent on the volume of activities of Union Bank.)

The extension of the agreement has been approved by the Board of Directors of the Bank and Union Bank, and is subject to the execution of a detailed agreement and the approval of the Bank of Israel

D. Additional Matters

Leumi for the Community

Social Involvement

Since its establishment, Leumi, which was set-up as part of the Zionist vision, has been active in developing the economy, the society and the community in which it operates.

The Group's involvement in the community is undertaken in a number of ways:

- Donations through organizations (institutions and non-profit organizations), which work to promote social projects that concentrate on education and the welfare of children and young people.
- Involvement by providing sponsorships for educational and cultural activities
- Individual attention to populations in grave distress.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

- Some 13,000 pupils are participating in the various projects in which the fund has invested in the 2006-2007 school year, in various locations throughout the country.
- The "Youth Leading Change – Follow Me" association ran a "Candy for the Soldiers" campaign involving the collection and distribution of Purim packages to IDF soldiers, with dozens of Leumi employees taking part.
- A two day field course on the topic of leadership was held by the "Youth Leading Change – Follow Me" association during the Passover vacation. The series concluded with a cross-country trek and a ceremony in which dozens of Bank employees took part.

"Equal Opportunities"

The "Equal Opportunities" initiative has begun the second stage of its activity. In this framework, 200 families in distress receive assistance as needed. Electrical appliances and furniture have already been distributed and individual requests from families have been approved.

Kamcha de'Pascha 5767

The *Kamcha de'Pascha* (food for Passover) campaign, in which products are collected and distributed to needy families throughout the country, was held for the third consecutive time. Leumi employees participated in the campaign through donating food and money, and packing and distributing food parcels.

A total of some 1,800 food parcels and gift coupons were distributed to needy families before the Passover festival. The campaign was financed by a donation of NIS 250,000 from "Leumi Tomorrow" and by donations from employees and customers in the amount of some NIS 93,000.

"Young Israeli Entrepreneurs – Established by Leumi"

Leumi is a partner in this project and has supported it since its establishment, for more than 15 years.

This year, some 4,000 young people from all parts of the country are participating in an educational and challenging program, during the course of which they gain experience in establishing and managing businesses, while learning the principles of entrepreneurship and business practice. The program's participants originate from all sectors of Israeli society – veteran Israelis, new immigrants and young people from the Arab sector.

Internal Auditor

Details regarding the Internal Audit Division of the Group, including the professional standards according to which the Internal Audit Division operates, the annual and multi-year work plan and the considerations used in establishing it, were included in the Annual Report for 2006.

No material changes to these details occurred during the period reported.

The Internal Auditor's report for the second half of 2006 was submitted on 22 March 2007 and discussed by the Audit Committee on 29 March 2007.

Evaluation of Controls and Procedures

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Economics Division), beginning with the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX), According to the Supervisor's Directive, the certification is not implemented in accordance with the extensive requirements of section 404 of the SOX Act, which requires the existence of a system of internal controls according to a defined and accepted framework, which is far wider in extent than the disclosure controls required to be operated beginning with the Financial Statements as at 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has established procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers, in the manner required to fulfill the requirements of this Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Economics Division, have, as at the end of the period covered by this Report, evaluated the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Economics Division have concluded that, as at the end of the said

period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the public reporting Directives of the Supervisor of Banks and at the time required in these Directives.

During the quarter ending on 31 March 2007, no material change occurred to the internal controls on financial reporting of the Bank that materially affected or is reasonably anticipated to materially affect the Bank's internal control of financial reporting.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005, the Supervisor of Banks published a circular detailing provisions for the implementation of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- Banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- Proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- Implementation of the Directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the Bank and the process of developing such systems obliges the Bank to deploy and to determine interim stages and targets until the full implementation thereof.

- The project must be completed by the end of the first half of 2008. that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

The Management of the Bank is taking action to implement the directive.

On 20 May 2007, Mr. Moshe Dovrat was elected as a Director of the Bank at the Bank's Annual General Meeting.

At the meeting of the Board of Directors held on 30 May 2007, it was resolved to approve and publish the Group's condensed unaudited consolidated Financial Statements as at 31 March 2007 and for the period ending on that date.

During the period January to March 2007 the Board of Directors held 8 plenary meetings and 28 committee meetings.

Eitan Raff	Galia Maor
Chairman of the Board of Directors	President and Chief Executive Officer

30 May 2007

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 31 March							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency - unlinked								
Assets (c) (d)	91,774	1,422	6.36		(i) 87,764	1,398	6.53	
Effect of embedded and ALM derivatives (e)	27,781	715			16,479	112		
Total assets	112,533	2,137		7.82	104,243	1,510		5.92
Liabilities (d)	97,217	(796)	(3.31)		(i) 86,478	(717)	(3.36)	
Effect of embedded and ALM derivatives (e)	13,412	(571)			7,327	(13)		
Total liabilities	110,629	(1,367)		(5.03)	93,805	(730)		(3.15)
Interest margin			3.05	2.32			3.17	2.77
Israeli currency – linked to the CPI								
Assets (c) (d)	56,690	544	3.89		54,867	770	5.73	
Effect of embedded and ALM derivatives (e)	293	6			226	3		
Total assets	56,983	550		3.91	55,093	773		5.74
Liabilities (d)	44,174	(317)	(2.91)		47,393	(558)	(4.79)	
Effect of embedded and ALM derivatives (e)	5,544	(113)			3,794	(56)		
Total liabilities	49,718	(430)		(3.51)	51,187	(614)		(4.88)
Interest margin			0.98	0.40			0.94	0.86
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c) (d)	125,162	(206)	(0.66)		(i) 120,325	3,461	12.01	
Effect of derivatives: (e)								
Hedging derivatives	6,615	151			4,879	28		
Embedded derivatives and ALM	48,401	(624)			48,269	907		
Total assets	180,178	(679)		(1.50)	173,473	4,396		10.53
Liabilities (d)	116,827	712	2.41		(i) 114,889	(2,928)	(10.59)	
Effect of derivatives: (e)								
Hedging derivatives	6,295	(155)			4,789	(46)		
Embedded derivatives and ALM	57,141	761			53,660	(897)		
Total liabilities	180,263	1,318		2.89	173,338	(3,871)		(9.24)
Interest margin			1.75	1.39			1.42	1.29

See footnotes on page 60.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Reported Amounts

	For the three months ended 31 March							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	(NIS millions)		%	%	(NIS millions)		%	%
Total monetary assets generating interest Income (d) (f)	273,626	1,760	2.60		(i) 262,956	5,629	8.94	
Effect of derivatives: (e)								
Hedging derivatives	6,615	151			4,879	28		
Embedded derivatives and ALM	76,475	97			64,974	1,022		
Total assets	356,716	2,008		2.27	332,809	6,679		8.27
Total monetary liabilities generating interest expenses (d)	258,218	(401)	(0.62)		(i) 248,760	(4,203)	(6.93)	
Effect of derivatives: (e)								
Hedging derivatives	6,295	(155)			4,789	(46)		
Embedded derivatives and ALM	76,096	77			64,781	(966)		
Total liabilities	340,609	(479)		(0.56)	318,330	(5,215)		(6.72)
Interest margin			1.98	1.71			1.91	1.55
In respect of options		12				21		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivatives and embedded derivatives which have been separated) (e)		1				1		
Financing commissions and other financing income (g)		228				187		
Other financing expenses		23				(28)		
Net interest income before provision for doubtful debts		1,793				1,645		
Provision for doubtful debts (including general and supplementary provision)		(11)				(201)		
Net interest income after provision for doubtful debts		1,782				1,444		
Monetary assets generating interest income (d) (f)	273,626				262,956			
Assets derived from derivative instruments (h)	3,726				3,266			
Other monetary assets (d)	4,014				3,568			
General provision and supplementary provision for doubtful debts	(1,020)				(1,037)			
Total monetary assets	280,346				268,753			
Monetary liabilities generating interest expenses (d)	258,218				248,760			
Liabilities derived from derivative instruments (h)	3,397				3,145			
Other monetary liabilities (d)	9,245				6,872			
Total monetary liabilities	270,860				258,777			
Total monetary assets exceed monetary liabilities	9,486				9,976			
Non-monetary assets	9,105				7,796			
Non-monetary liabilities	767				1,587			
Total capital resources	17,824				16,185			

See footnotes on page 60.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector where the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustment to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets as follows:
The unlinked Israeli currency sector for the three month period amounts to NIS 192 million.
The linked Israeli currency sector for the three month period amounts to NIS 97 million.
The foreign currency sector (which includes Israeli currency linked to foreign currency) for the three month period amounts to NIS (63) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets in the various sectors.
The three month period amounts to NIS 226 million.

(g) This includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Includes the average balance for derivative instruments (does not include average of off-balance sheet derivative instruments).

(i) Restated.

Rates of Financing Income and Expenses (on a Consolidated Basis) (a)
Nominal U.S. $

	For the three months ended 31 March							
	2007				2006			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives	Average balance (b)	Financing income (expenses)	Excluding the effect of derivatives	Including the effect of derivatives
	($ millions)		%	%	($ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	19,602	268	5.59		16,587	189	4.63	
Effect of derivatives: (e)								
Hedging derivatives	1,568	35			1,051	6		
Embedded derivatives and ALM	11,427	13			10,354	5		
Total assets	32,597	316		3.95	27,992	200		2.89
Liabilities (d)	18,347	(171)	(3.78)		15,964	(114)	(2.89)	
Effect of derivatives: (e)								
Hedging derivatives	1,492	(37)			1,032	(10)		
Embedded derivatives and ALM	13,480	5			11,489	(3)		
Total liabilities	33,319	(203)		(2.45)	28,485	(127)		(1.80)
Interest margin			1.81	1.50			1.74	1.09
Foreign currency – Foreign operations (integrated operations)								
Assets (c) (d)	10,052	147	5.96		9,415	114	4.92	
Effect of embedded and ALM derivatives (e)	51	14			43	1		
Total assets	10,103	161		6.49	9,458	115		4.92
Liabilities (d)	9,342	(103)	(4.48)		8,852	(78)	(3.56)	
Effect of embedded and ALM derivatives (e)	69	-			71	(1)		
Total liabilities	9,411	(103)		(4.44)	8,923	(79)		(3.56)
Interest margin			1.48	2.05			1.36	1.36
Total:								
Monetary assets in foreign currency generating financing income (c) (d)	29,654	415	5.71		26,002	303	4.73	
Effect of derivatives: (e)								
Hedging derivatives	1,568	35			1,051	6		
Embedded derivatives and ALM	13,142	27			10,397	6		
Total assets	44,364	477		4.37	37,450	315		3.40
Monetary liabilities in foreign currency generating financing expense (d)	27,689	(274)	(4.01)		24,816	(192)	(3.13)	
Effect of derivatives: (e)								
Hedging derivatives	1,492	(37)			1,032	(10)		
Embedded derivatives and ALM	13,549	5			11,560	(4)		
Total liabilities	42,730	(306)		(2.89)	37,408	(206)		(2.22)
Interest margin			1.70	1.65			1.60	1.18

See footnotes on page 62.

(a) The data in this exhibit includes before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances for the Bank and subsidiaries in Israel and on quarterly opening balances for foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized losses on adjustment to fair value of debentures held for trading and available for sale has been added to the average balance of the assets for local and foreign operations, in the amount of US$ (15) million.

(d) Excluding derivative instruments.

(e) Includes hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives, which constitute part of the Bank's asset and liability management system.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

30 May 2007

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Quarterly Report of Bank Leumi le-Israel B.M. (the "Bank") for the quarter ended 31 March 2007 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Quarterly Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;
   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and
   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during this quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

30 May 2007

Zeev Nahari
Senior Deputy Chief Executive Officer
Head of Finance and Economics Division

ERNST & YOUNG
Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

KPMG

Somekh Chaikin

To the Board of Directors of Bank Leumi le-Israel B.M.

Dear Sirs,

Re: Review of the Unaudited Condensed Interim Consolidated Financial Statements for the three month period ended 31 March 2007

At your request, we have reviewed the condensed interim consolidated balance sheet of Bank Leumi le-Israel B.M. (the "Bank") and its subsidiaries (the "Group") as at 31 March 2007 and the condensed interim consolidated statements of profit and loss and changes in shareholders' equity for the three month period then ended.

Our review was carried out in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and the Meetings of the Board of Directors and its committees, as well as making inquiries of the persons responsible for financial and accounting matters at the Bank.

We were given reports issued by other auditors regarding their review of the condensed interim financial statements of the foreign subsidiaries, whose assets constitute some 2% of the total consolidated assets in the condensed interim consolidated balance sheet as at 31 March 2007, and whose net interest income before provision for doubtful debts constitutes some 1% of the total net interest income before provision for doubtful debts included in the condensed consolidated statement of profit and loss for the three month period then ended.

Since our review was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim consolidated financial statements.

In carrying out our review, including reading the above mentioned reports of other auditors, nothing came to our attention to indicate that there is a need for any material modifications in the said condensed interim financial statements in order for them to be considered as interim financial statements that are drawn up in conformity with generally accepted accounting principles and with directives and guidelines of the Supervisor of Banks.

We draw attention to the contents of Note 1B regarding restatement of the financial statements as at 31 March 2006, as a result of revision of the reporting to the public directives in respect of publication of a format for financial statements to the public of credit card companies. Furthermore, we draw attention to the contents of Notes 4 and 6 to the condensed interim financial statements concerning claims against the Bank and against a subsidiary, including applications for their approval as class actions, to the contents of Note 9B concerning claims and uncertainties relating to a company included on equity basis and to the contents of Note 7 regarding charges filed against the Bank, subsidiaries and a number of employees. The Bank is unable to estimate the effect of the said matters on the Bank, if any, on its financial position and on its operating results, and whether or not they will be of a material nature.

Kost Forer Gabbay & Kasierer **Certified Public Accountants (Isr.)**	**Somekh Chaikin** **Certified Public Accountants (Isr.)**

30 May 2007

Condensed Consolidated Balance Sheet as at 31 March 2007
Reported amounts

	31 March 2007	31 March 2006	31 December 2006
	(Unaudited)	(Unaudited)	(Audited)
	(NIS millions)		
Assets			
Cash and deposits with banks	**45,281**	35,568	47,609
Securities	**47,211**	48,365	46,375
Securities borrowed or purchased under agreement to resell	**108**	-	-
Credit to the public	**185,848**	(a) 181,458	183,800
Credit to governments	**781**	808	1,020
Investments in companies included on the equity basis	**1,781**	1,255	1,251
Buildings and equipment	**3,120**	2,894	3,056
Other assets	**6,159**	(a) 6,146	6,230
Total assets	**290,289**	276,494	289,341
Liabilities and equity capital			
Deposits of the public	**226,861**	221,807	231,823
Deposits from banks	**13,320**	4,423	5,241
Deposits from governments	**1,905**	2,173	2,146
Securities loaned or sold under agreement to repurchasel	**116**	-	-
Debentures, bonds and subordinated notes	**15,803**	16,889	15,622
Other liabilities	**13,633**	(a) 13,767	16,866
Total liabilities	**271,638**	259,059	271,698
Minority interest	**152**	152	152
Shareholders' equity	**18,499**	17,283	17,491
Total liabilities and equity capital	**290,289**	276,494	289,341

(a) Restated.

The accompanying notes are an integral part of these Financial Statements.

Eitan Raff
Chairman of the
Board of Directors

Galia Maor
President and Chief
Executive Officer

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Date of approval of the Financial Statements: 30 May 2007

Condensed Consolidated Statement of Profit and Loss
For the Period Ended 31 March 2007
Reported Amounts

	For the Three Months Ended 31 March		For the Year Ended 31 December
	2007	2006	2006
	(Unaudited)		(Audited)
	(NIS millions)		
Net interest income before provision for doubtful debts	**1,793**	1,645	6,922
Provision for doubtful debts	**11**	201	933
Net interest income after provision for doubtful debts	**1,782**	1,444	5,989
Operating and other income			
Operating commissions	**825**	742	3,003
Profits from investments in shares, net	**82**	4	128
Other income	**81**	194	740
Total operating and other income	**988**	940	3,871
Operating and other expenses			
Salaries and related expenses	**1,027**	1,189	4,552
Building and equipment maintenance and depreciation	**296**	287	1,220
Other expenses	**307**	345	1,485
Total operating and other expenses	**1,630**	1,821	7,257
Operating profit before taxes	**1,140**	563	2,603
Provision for taxes on operating profit	**520**	240	1,320
Operating profit after taxes	**620**	323	1,283
Equity in after-tax operating profit of companies included on the equity basis	**39**	78	171
Minority interest in after-tax operating losses (profits) of subsidiaries	**(1)**	(1)	-
Net operating profit	**658**	400	1,454
After-tax profit from extraordinary items	**259**	712	2,080
Net profit for the period	**917**	1,112	3,534
	(NIS)		
Profit per share			
Net operating profit	**0.47**	0.29	1.03
After-tax profit from extraordinary items	**0.18**	0.50	1.47
Total	**0.65**	0.79	2.50
	(Thousands)		
Number of shares for the purpose of the above calculation	**1,414,233**	1,414,233	1,414,233

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity
For the Period Ended 31 March 2007
Reported Amounts

	For the Three Months Ended 31 March					
	2007			2006		
	(Unaudited)					
	Capital and capital reserves	Retained earnings	Total shareholders' equity	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)			(NIS millions)		
Balance at the beginning of the period	**7,405**	**10,086**	**17,491**	7,010	8,990	16,000
Net profit for the period	-	**917**	**917**	-	1,112	1,112
Benefit inherent in the allotment of share options to employees	**18**	-	**18**	(b) 33	(b) -	33
Adjustments in respect of presentation of securities available for sale at fair value	-	**50**	**50**	-	245	245
Related tax effect	-	**(33)**	**(33)**	-	(100)	(100)
Translation adjustments for companies included on the equity basis	-	**(11)**	**(11)**	-	(12)	(12)
Loans to employees for purchase of Bank's shares	-	**67**	**67**	-	5	5
Balance at the end of the period	**7,423**	**(a) 11,076**	**18,499**	7,043	(a) 10,240	17,283

	For the Year Ended 31 December 2006 (Audited)		
	Capital and capital reserves	Retained earnings	Total shareholders' equity
	(NIS millions)		
Balance as at 1 January 2006	7,010	8,990	16,000
Net profit for the year	-	3,534	3,534
Proposed dividend	-	(2,500)	(2,500)
	395	-	395
Adjustments in respect of presentation of securities available for sale at fair value	-	876	876
Related tax effect	-	(299)	(299)
Translation adjustments for companies included on the equity basis	-	(61)	(61)
Loans to employees for purchase of Bank's shares	-	(454)	(454)
Balance as at 31 December 2005	7,405	(a) 10,086	17,491

(a) The retained earnings at the end of the period include:

1. Adjustments from translation of the financial statements of autonomous foreign investees in the amount of NIS (414) million (NIS (354) million as at 31 March 2006 and NIS (403) million as at 31 December 2006).
2. Adjustments in respect of presentation of securities available for sale at fair value, less related taxation, in the amount of NIS 640 million (NIS 191 million as at 31 March 2006 and NIS 623 million as at 31 December 2006).

(b) Reclassified.

The accompanying notes are an integral part of these Financial Statements.

NOTES

1. The Condensed Consolidated Interim Financial Statements to 30 March 2007 have been prepared in accordance with accounting principles adopted for the preparation of interim reports. The accounting principles used in preparing the interim reports are consistent with those used in preparing the audited Financial Statements as at 31 December 2006, except as mentioned in Note 1A below. These Statements should be read in conjunction with the Annual Financial Statements as at 31 December 2006 and for the year ended on that date, and their accompanying Notes.

A. Circular of the Supervisor of Banks regarding "Transfers and Service of Financial Assets and Discharge Liabilities."

The Bank is implementing the circular of the Supervisor of Banks, which determines an amendment to the directives on reporting to the public with regard to "Transfers and Service of Financial Assets and Discharge of Liabilities." The directives determined in this circular adopt the measurement and disclosure principles of the American Standard FAS 140 - "Accounting Principles for Transfers of and Service of Financial Assets and Discharge of Liabilities", distinguishing between transfers of financial assets to be recorded as a sale and other transfers. In light of that stated above, the principle was adopted pursuant to which a transferred financial asset will be presented in the balance sheet of the party controlling it, whether it is the transferor of the asset or the recipient of the asset. Regarding this matter, the directives include detailed control tests relating to repurchase transactions, loans of securities, securitization of loans, sales and participation in loans.

The amendments to the reporting to the public directives apply to all banks with respect to transactions involving loans of securities, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of service to financial assets and discharge of liabilities, made after 31 December 2006.

B. Comparative figures and re-statement

The financial statements indicate comparative figures that have been re-stated. Furthermore, following the circular of the Supervisor of Banks regarding credit card companies, the credit to the public and the other liabilities items were restated in the balance sheet as at 31 March 2006 so as to include in them open credit card transactions, which until the publication of the directive were presented as off-balance sheet financial instruments. The figures were amended in accordance with the transitional guidelines and directives on the matter. The restatement had no effect on the profit and loss statements.

The following table indicates the effect on the financial statements as at 31 December 2006, in millions of shekels:

	As previously reported	The Change	As presented in these Financial Statements
Credit to the public	177,584	3,874	181,458
Other assets	6,525	(379)	6,146
Other liabilities	10,272	3,495	13,767

2. **Future Application of New Accounting Standards:**

A. Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29 - "Adoption of International Financing Reporting Standards (IFRS)" (the "Standard"). The Standard prescribes that entities that are subject to the Securities Law - 1968, and are obliged to report in accordance with the regulations issued under the said Law, shall prepare their financial statements in accordance with IFRS for the periods commencing from 1 January 2008. This does not apply to banking corporations, the financial statements of which are prepared in accordance with the directives and guidelines of the Supervisor of Banks.

With respect to the manner in which Standard 29 is to be adopted by banking corporations, the Supervisor of Banks notified the banks as follows:

1) He intends to provide, on a regular basis, directives regarding the adoption of Israeli standards published by the Israel Accounting Standards Board that are based on IFRS and are not related to the core of the banking business.

2) In the second half of 2009 he will publish his decision regarding the date of adopting IFRS related to the core of the banking business. He will do this taking into account the results of the adoption of these standards in Israel on the one hand, and the progress made in the convergence process between IFRS and American standards on the other hand.

3) Therefore, with respect to the core of the banking business, the financial statements of a banking corporation that are prepared in accordance with the directives and guidelines of the Supervisor of Banks will continue to be prepared according to the American standards provided in the directives dealing with reporting to the public.

B. Accounting Standard No. 27 - "Fixed Assets"

In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" ("Standard 27"). Standard 27 sets rules for recognizing, measuring and subtracting fixed asset items and the disclosure required in respect thereof. Standard 27 provides, *inter alia,* that at the time of initially recognizing a fixed asset item, the entity must estimate and include as part of the costs of the item, the costs which will be attributed to it due to a commitment to dismantle and transfer the item and restore the site in which it is located. Standard 27 also provides that a group of similar fixed asset items will be measured according to cost less accrued depreciation and less losses incurred from declines in value, or, alternatively, at a revalued amount less accrued depreciation, while an increase in the value of the asset above the initial cost as a result of the revaluation is credited directly to shareholders' equity in the revaluation fund item. Each part of fixed assets, whose cost is significant in relation to the total cost of the item, will be depreciated separately, including the costs of significant periodic inspections. Further, Standard 27 provides that a fixed asset item that was acquired in consideration for another non-monetary item within the framework of a transaction of a commercial nature will be measured according to fair value.

Standard 27 shall apply to the financial statements for periods that commence from 1 January 2007.

As of the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives with regard to the manner in which Standard 27 is to be adopted by banking corporations, if at all.

C. Accounting Standard No. 23 – "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder"

In December 2006 the Israel Accounting Standards Board published Accounting Standard No. 23, "The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" ("Standard 23"). Standard 23 effectively replaces the main provisions of the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), as adopted in the reporting to the public directives of the Supervisor of Banks.

Standard 23 provides that assets (other than an intangible asset with no active market) and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity. A debit difference effectively constitutes a dividend and accordingly reduces the retained earnings. A credit difference effectively constitutes an investment of the shareholder and shall therefore be presented under a separate item of shareholders' equity called "capital reserve from transaction between an entity and its controlling shareholder."

Standard 23 discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity by the controlling shareholder, or alternatively, the transfer of an asset from the entity to the controlling shareholder; the assumption by the controlling shareholder of all or part of a liability of the entity to a third party, indemnification of the entity by the controlling shareholder in respect of an expense, and the waiving by the controlling shareholder of all or part of the entity's debt to it; and loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. Standard 23 also determines the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

Standard 23 applies to transactions between an entity and its controlling shareholder that are executed after 1 January 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this standard came into effect, as from the date of it coming into effect.

As at the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives regarding the manner in which Standard 23 should be adopted by banking corporations, if at all.

D. Accounting Standard No. 16 – "Real Estate for Investment"

In February 2006 the Israel Accounting Standards Board published Accounting Standard No. 16, "Real Estate for Investment" ("Standard 16"). Standard 16 provides rules for recognition, measurement and disposal of real estate and the proper disclosure in respect thereof. Standard 16 provides, among other things, that real estate for investment is to be measured initially at cost plus transaction costs. In addition, Standard 16 provides that in succeeding periods, the entity is to choose between measurement of all its real estate for investment at cost less accumulated depreciation and less losses from a decline in value, or measurement based on fair value, where updates of such fair value are to be recorded in the profit and loss statement.

Standard 16 applies to financial statements for periods beginning on 1 January 2007 and thereafter.

An entity initially electing on 1 January 2007 to use the "fair value model" for measurement of real estate for investment is to record the difference between the fair value of the real estate for investment as at such date and the cost thereof in the books to the opening surpluses balance.

As at the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives regarding the manner in which Standard 16 should be adopted by banking corporations, if at all.

E. Accounting Standard No. 30 - "Intangible Assets"

In March 2007, the Israel Accounting Standards Board published Standard Number 30, "Intangible Assets" ("Standard 30"). Standard 30 describes the accounting treatment of intangible assets and prescribes the method according to which their value is to be measured in the accounts; it also details the required disclosures. The standard will at first be implemented retroactively, except as described below. Regarding business combinations, Standard 30 is applied to such combinations if they take

place on 1 January 2007 or afterwards. With regard to an in-process research and development project which is acquired in the framework of a business combination that took place before 1 January 2007, which fits the definition of an intangible asset on the date of the acquisition, and which is recorded as an expense on the date of the acquisition, the entity will recognize the in-process research and development project on 1 January 2007, while attributing relevant taxes.

A research and development project will be recognized according to the amount estimated at the time of the acquisition, less depreciation that would have been accumulated had the project been depreciated from the time of the acquisition until 31 December 2006, in accordance with the asset's useful life and less the accumulated losses from a decline in value. The amount of the adjustment will be charged to the surpluses balance on 1 January 2007.

As at the date of publishing the Financial Statements, the Supervisor of Banks has not yet published directives with regard to the manner in which Standard 30 is to be adopted by banking corporations, if at all.

3. In the regular course of business, legal claims have been filed against the Bank and certain consolidated companies, including petitions for approval of class actions.

In the opinion of the Management of the Bank and the managements of the consolidated companies, based on legal opinions regarding the chances of the claims succeeding, including the petitions for approval of class actions, appropriate provisions were recorded in the Financial Statements, insofar as required, to cover damages resulting from the said claims.

In the opinion of the Management of the Bank and the managements of the consolidated companies, the total additional exposure arising from legal claims filed against the Bank and against the consolidated companies on various subjects, the amount of each of which exceeds NIS 2 million, and regarding which the chances of the claims succeeding are not remote, amounts to some NIS 65 million.

The following are details of claims in material amounts.

A. In September 1997, a foreign company in the process of liquidation filed a claim against the Bank, against a subsidiary of the Bank (Bartrade International Trade and Financing (83) Ltd.) and against certain of their employees, in the amount of some NIS 153 million as of the date of filing the claim. The claim relates to a transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, *inter alia*, that the defendants acted in such a way that enabled the manager of the foreign company to steal the said amount from it.

B. On 15 June 2000, a claim was filed against the Bank in the Tel Aviv-Jaffa District Court, together with a petition to approve the claim as a class action, in the amount of NIS 1 billion.

The plaintiff alleges that the Bank, in its various publications, promised depositors of shekel deposits made by self service through direct banking channels, that they would receive a preferred annual interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit misled the depositors into thinking that the 1% additional interest would be paid also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original deposit period, as is the actual case.

Accordingly, the plaintiff is requesting that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court approved the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

C. On 14 October 2004 a petition to approve a claim as a class action in the amount of some NIS 2 billion was filed against the Bank with the Tel Aviv-Jaffa District Court on the basis of the Banking (Service to Customer) Law - 1981 and Regulation 29 of the Civil Procedure Regulations - 1984.

The subject of the claim was originally the allegations of the petitioner that he and all other customers of the Bank were charged fixed management fees, credit provision fees and securities deposit management fees illegally and contrary to the exemptions indicated beside the fees on the Bank's price list. The petitioner maintains that the Bank misled its customers and breached the disclosure duties owed to them, and breached contractual obligations to them by charging them the fees, despite the fact that according to the Bank's price list they were entitled to exemptions from the payment of such fees. The petitioner is also claiming that as such the Bank was unlawfully enriched.

On 19 December 2004 the Bank submitted to the Court its response to the petition to approve the claim as a class action, and on 24th February 2005 the petitioner's reply to the Bank's response to the petition for approval of a class action was filed. On 20 September 2005 a petition was filed with the Court to amend the statement of claim, pursuant to which the petitioner requested to strike out all that part of the claim relating to the securities deposit management fee commission. The Court approved the request for such amendment and the amount of the claim was reduced to some NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the amended petition for approval of the claim as a class action. On 20 March 2006 an amended reply of the petitioner was filed. Hearing of evidence has commenced.

D. In June 2005, a petition for the approval of the filing of a class action was filed against the Bank in the Tel Aviv-Jaffa District Court in the amount of NIS 576 million.

The petitioner claims that the Bank did not stand by promises advertised on its internet site during the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet. The petitioner is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits.

On 3 October 2005 the Bank filed a response to the petition to approve the claim as a class action, and on 20 November 2005 the petitioner's reply to the Bank's response was filed. A date for the hearing of the petition has not yet been fixed.

E. On 7 August 2005 a claim was filed in the Tel Aviv-Jaffa District Court to approve a claim as a class action against the Bank, based on the assertion that until January 2003 the Bank did not credit its customers with a proportionate part of the amounts of the commission that they paid for bank guarantees that were issued at their request and the amount whereof was reduced prior to the end of the guarantee period.

The Plaintiffs assert that the amount of the claim exceeds NIS 2.5 million.

F. In February 2006 a petition for the approval of filing a class action was filed against the Bank by a customer of the Bank in the Tel Aviv-Jaffa District Court, in an amount estimated by the petitioner at some NIS 300 million.

According to the petitioner, in the framework of the sale of "structured products" to Bank customers, the Bank does not disclose the full pricing and charges a hidden "commission" that is expressed in a financial margin which inures to the benefit of the Bank in the transaction, which in the petitioner's view contradicts the requirement for disclosure imposed upon the Bank in accordance with the law.

The group to which the requested class action relates, according to the claim, is made up of all Bank customers who invested in various "structured products" marketed by the Bank, from January 1999 until January 2006, and to whom the Bank did not disclose what allegedly should have been disclosed.

On 30 August 2006, the Bank filed a response to the petition for the approval of the claim as a class action.

4. In addition, there are legal claims pending against the Bank, including petitions for approval of class actions, as detailed below. In the opinion of the Management of the Bank, based on legal opinions with regard to the chances of the claims, it is not possible at this stage to estimate the chances of the claims and therefore no provision has been recorded in respect thereof.

The following are the details of the legal claims:

A. On 12 September 2006, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, Bank Hapoalim B.M. and Israel Discount Bank Ltd. The amount claimed in the class action for which approval has been requested is NIS 7 billion, while in the body of the claim, it is contended that the damage to the claimed group amounts to NIS 10 billion. No specific sum of the amount of the claim has been clearly attributed to each respondent. According to the petitioner, the respondent banks charged their customers with interest for unlinked shekel credit, a commission for credit allotment and fixed management fees with regard to debitory current accounts at identical rates and amounts, as a result of price coordination and a restrictive arrangement, which are prohibited under the Restrictive Trade Practices Law. The petitioner is not a customer of the Bank but of the other banks, but is claiming that she suffered damages due to the Bank's being a party to the alleged restrictive arrangement. The remedy requested by the petitioner is refund of the alleged over-charging to the respondent customers, who took unlinked shekel credit or a "retroactive reduction" of the aforementioned interest and commission rates that the respondent banks collected during the past decade. The Bank has not yet filed a response.

In the opinion of the Management of the Bank, based on the opinion of its legal advisers, the chances of the petition cannot be estimated at this early stage.

B. On 23 November 2006, a claim and a request to approve the claim as a class action were filed in the Jerusalem District Court against the Bank and against Bank Hapoalim B.M. and Israel Discount Bank Ltd. The petitioners allege that in respect to credit to the household sector, the banks collect interest at a rate that is much higher than that collected from the commercial sector and from the corporate sector, this in spite of the fact that the risk in extending credit to the household sector is significantly lower than the risk for those sectors, and that this excessive interest rate derives from the exploitation of the minimal bargaining power of the household sector and from the monopolistic power of the respondents. The petitioners allege that this is an infringement of the Restrictive Trade Practices Law - 1988, which prohibits a monopolist from abusing its position in the market, and that there is a real suspicion that the lack of competition among the respondents, regarding everything concerning the household sector, is the result of a restrictive arrangement among the parties.

The petitioners also allege that the interest rate is determined while misleading the consumers regarding the acceptable price for the credit service to the household sector, contrary to the provisions of the Consumer Protection Law - 1981 and the Banking (Service to Customer) Law - 1981.

The petitioners allege that the damage caused to them and the members of the group is the result of a multiple of (1) the gap between the interest rate effectively collected and the fair interest rate that would have been established for loans to the household sector in a competitive market, (2)

the amounts of credit that each of the petitioners and members of the group took during the seven years preceding the filing of the claim.

The damage alleged by them is NIS 5.581 billion according to one method, and NIS 5.206 billion according to a second method, where out of this amount, the estimated damage attributed to the Bank's customers is at least NIS 1.550 billion.

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, it is not possible at this preliminary stage to estimate the chances of the request.

C. On 31 January 2007, a petition to approve a class action was filed in the Tel-Aviv-Jaffa District Court against the Bank, as well as against Israel Discount Bank Ltd. and the First International Bank of Israel Ltd. One of the petitioners is, he alleges, a member of a provident fund which he claims is managed by the Bank and is under its ownership. The aforesaid petitioner alleges that the commissions being paid by the provident funds to the Bank in respect to transactions in securities are "excessive." He claims that damages have been caused to him and the other fund members due to the amount of commissions that were paid, beyond "reasonable and acceptable commissions that should have been paid." The amount being claimed in the class action from all of the respondents is NIS 200 million. The petitioners are asking for various remedies, among them the determination of a maximum ceiling for commissions in accordance with "an appropriate rate," as well as an instructions to the Bank to restore to the funds all of the commissions that it over-charged the funds, in addition to appropriate interest.

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the request.

D. On 1 April 2007, a petition to approve a class action was filed in the Tel Aviv-Jaffa District Court against the Bank, additional banks, and entities that purchased the control of the mutual fund managers from the banks. The amount claimed against the Bank is estimated by the petitioners at some NIS 131 million.

The petitioners claim that they held and hold mutual fund units that were managed by fund managers controlled by the Bank. According to the petitioners, the Bank, beginning in 2004, collected brokerage commissions from the fund managers it controlled with respect to the execution of securities and foreign currency transactions, at a rate higher than the rate it charged other entities, and in doing so, it acted unlawfully.

According to them, although during 2006 the Bank sold its holdings in the fund managers to third parties, it continues to provide the same services to the mutual funds in exchange for even higher commissions than those charged prior to the sale of the control, and the continued provision of the said services suggests that the Bank and the purchasers of the control of the fund managers had agreed that in exchange for a reduction in the price paid for a mutual fund manager, the Bank would continue to provide the trading services that it had provided prior to the sale, in exchange for the high commissions that had been charged up until the sale – a matter which removes all substance, they allege, from the sale of the control of the fund managers.

The petitioners argue that they and the other holders of mutual fund units that were or are under the Bank's control have suffered damages that reflect the reduction in the value of the mutual fund units due to the alleged over-charging.

In the opinion of the Bank's management, which is based on the opinion of the Bank's legal advisors, it is not possible at this early stage to estimate the chances of the request.

5. The following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"). In the opinion of the Management of the Bank, and in reliance on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisers as to the chances of these proceedings, appropriate provisions have been included in the Financial Statements, insofar as required, to cover damages resulting from such claims:

A. On 21 June 2000, a petition for approval of a class action was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court based on the Banking (Service to Customer) Law - 1981, Regulation 29 of the Civil Procedure Regulations - 1984, and the Supervision of Insurance Practices Law -1981. The amount of the claim for which approval as a class action was requested is estimated by the petitioners at some NIS 100 million.

The petitioners, who took out loans from Leumi Mortgage Bank, are making claims regarding the value of buildings for purposes of property insurance in the framework of loans taken from Leumi Mortgage Bank. According to the petitioners, Leumi Mortgage Bank or its representative prepared an excessive valuation of the buildings, resulting in overpayment of premiums by Leumi Mortgage Bank customers. The petitioners contend that this was also done in their case. In accordance with the decision of the District Court, the hearing on the claim was stayed until the appeals regarding the matter reviewed in paragraph 6.A. below are decided.

B. On 3 July 2001, a petition was filed in the Tel Aviv-Jaffa District Court for approval of a class action based on the Banking (Service to Customer) Law - 1981, the Restrictive Trade Practices Law - 1988, and Regulation 29 of the Civil Procedure Regulations - 1984.

The amount of the class action the approval of which is requested is estimated by the petitioner at some NIS 180 million as of the date of submission of the claim.

The subject of the claim is claims of alleged overcharging by Leumi Mortgage Bank of its borrowers who took out loans at variable interest. The petitioner took out a loan from Leumi Mortgage Bank at variable interest. The petitioner is claiming that the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally, due to it being based on misleading information which misled borrowers, the existence of a syndicate between the mortgage banks which caused a limit to the supply of loans at variable interest and to their quality and variety, and a series of other claims.

In addition to monetary relief, additional relief was requested including declarative relief and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court dismissed the petition for approval of the claim as a class action. On 23 September 2003 the petitioner appealed the said decision to the Supreme Court. On 30 June 2004 the Supreme Court decided to stay the continuation of the hearing of the appeal in order to await a decision in an additional hearing regarding Regulation 29 of the Civil Procedure Regulations - 1984 (file no. 5161/03) that was meanwhile handed down on 1 September 2005. In short, the judgement states that although interpretive means may be utilized to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, taking into consideration the legislative procedures underway in the field of class actions. Accordingly, it was agreed, with the parties' consent, that the matter of Regulation 29 would be struck from the appeal.

On 12 March 2006, the Class Actions Law - 2006 (the "Law") was published. The object of the Law is to regulate uniform rules relating to the filing and conduct of class actions.

The Law provides that a class action may not be filed except with respect to a type of claim specified in the schedule to the Law, or pursuant to an express statutory provision. The matters in respect whereof a class action may be filed on the basis of the Law include "a claim against a

banking corporation in connection with a matter between it and a customer, irrespective of whether they entered into a transaction or not." The Law provides that in principle its provisions shall also apply to petitions to approve a class action and to class actions that were pending before the court on the day the Law was published. At the same time, the Law repeals the provisions in the Banking Law (as well as in the Restrictive Trade Practices Law and in additional laws) that enable the filing of class actions. The Law also lays down provisions as to the prescription of causes of action that had not been established in specific arrangements that enabled the filing of a class action prior to its enactment (such as the arrangements pursuant to the Banking Law or the Restrictive Trade Practices Law) and that were included in petitions to approve class actions that were submitted prior to the publication of the Law. On 24 April 2006 the Supreme Court ruled that the parties should submit their summations as to the applicability of the Law to the proceeding before it, and if the Law in fact applies - its implications on the petition. A hearing in the appeal has been fixed for 15 October 2007.

C. On 7 July 2003 a petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking (Service to Customer) Law - 1981, and Regulation 29 of the Civil Procedure Regulations -1984.

The petitioner claims as follows: that he received a loan from Leumi Mortgage Bank; according to the law, Leumi Mortgage Bank was required to stamp the loan documents; Leumi Mortgage Bank charged the petitioner a higher amount than the legally required stamp duty, which was calculated according to the total amount of the loan repayments, including interest in respect thereof, over the entire loan period; the correct amount of stamp duty should be calculated according to the amount of the loan, without taking interest into account; Leumi Mortgage Bank made misleading representations to the petitioner, according to which the stamp duty that was required from the petitioner was the legally required amount.

The relief requested is for the refund, by Leumi Mortgage Bank and the Director of Stamp Duty, to the group of petitioners, of the difference between the actual stamp duty and the amount claimed by the petitioner.

The amount of the class action whose approval is requested is estimated by the petitioner at some NIS 100 million. With the consent of the parties, Leumi Mortgage Bank has not yet submitted its response to the petition. The hearing of the case has been combined with similar petitions which have been filed against additional banks. No date has yet been set for the hearing.

D. On 27 March 2006, a petition was filed against Leumi Mortgage Bank in the Tel Aviv-Jaffa District Court to approve a class action with regard to an alleged overcharging of stamp duty.

The estimated amount of the class action against Leumi Mortgage Bank is asserted in the petition to be NIS 22 million.

The petition was filed by a person who took a loan from Leumi Mortgage Bank and who contends that Leumi Mortgage Bank charged customers who had taken loans from it, stamp duty in respect of the amount of the interest that is added to the loans. As is asserted in the petition, the claim involves overcharging since Leumi Mortgage Bank should have only charged stamp duty in respect of the amount of the loan's principal.

It should be noted that a petition is pending against Leumi Mortgage Bank to approve a class action in an asserted amount of some NIS 100 million, that was filed against it and against the Director of Stamp Duty on 7 July 2003, in which overcharging of stamp duty is also asserted, which it is contended was effected by charging stamp duty in respect of the interest component of the loan (see paragraph 5.C above for further details of the matter). It is contended in the 2006 petition that it relates to a charge period that is different from that asserted in the 2003 petition to approve a class action with regard to stamp duty that is already pending against Leumi Mortgage

Bank. The date for filing a response by Leumi Mortgage Bank has been postponed to the date to be fixed for the filing of Leumi Mortgage Bank's response to the petition described in paragraph 5.C. above.

In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of Leumi Mortgage Bank's legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

6. In addition, the petitions for approval of class actions set out below are pending against Leumi Mortgage Bank. In the opinion of the Management of the Bank, in reliance on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of the legal advisors of Leumi Mortgage Bank with regard to the chances of these legal proceedings, it is not possible at this stage to estimate their chances and therefore no provision has been recorded. .The following are details of the legal proceedings:

A. On 17 July 1997 a petition for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life insurance and property insurance commissions. Each of the petitioners took out a loan from one of the respondent mortgage banks. According to the petitioners, in the context of taking out the loan, they were included in life insurance or property insurance policies taken out through the banks and, according to their assertions, part of the insurance premiums illegally reached the respondent banks.

On 17 November 1997 the Court ruled that the claim could not be heard as a class action according to the Banking (Service to Customer) Law - 1981, and the Restrictive Trade Practices Law - 1988. Accordingly, the Court struck off the monetary claim.

Nevertheless, the Court decided that the claim could be heard in the framework of Regulation 29 of the Civil Procedure Regulations - 1984, but only with regard to the claim for declaratory relief relating to causes of action that had arisen before 10 May 1996. The Court ruled that the causes of action that could be heard in this framework related to the "restrictive arrangement and various insurance issues."

Appeals to the Supreme Court submitted against this decision by Leumi Mortgage Bank, all the other respondent mortgage banks and the petitioners are pending. Pursuant to the decision of the Supreme Court, the District Court's decision was stayed. Accordingly, the claim will not be determined until the Supreme Court rules with regard to all the appeals.

On 1 September 2005 the Supreme Court handed down a judgement in which it was determined, in short, that although it was possible to utilize interpretive means to convert Regulation 29 into an instrument for submission of class actions, such utilization was not appropriate at that time, taking into consideration the legislative procedures underway in the field of class actions. On 12 March 2006 the Class Actions Law was published. For details of the Law, see paragraph 5.B above.

In the opinion of the Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, it is not possible at this stage to estimate the chances of the appeals.

B. On 10 June 2003, an additional petition for approval of a class action was filed in the Tel Aviv-Jaffa District Court against Leumi Mortgage Bank regarding alleged over-charging of borrowers who took out loans at variable interest. Although the petition and the claim are stated unclearly, it appears that (at least partial) overlapping exists with the arguments basing the proceeding mentioned in paragraph 5.B above, the requested relief and the group of petitioners.

The amount of the class action whose approval is requested is estimated by the petitioners at some NIS 90 million.

In light of the (at least partial) overlapping between the petition for approval of the class action reviewed here and the petition for approval of the class action reviewed in paragraph 5.B above, it was agreed between the parties to stay the proceedings in the claim until after clarification of the appeal submitted in connection with the proceeding mentioned in paragraph 5.B above. The Court was informed of this agreement and, accordingly, a response has not yet been submitted to the petition for approval of a class action.

In the opinion of the Management of the Bank, based on the opinion of the Management of Leumi Mortgage Bank, which is based on the opinion of its legal advisors, in light of the preliminary stage of the proceedings, the chances of the claim cannot be estimated.

C. On 2 December 2006, a request to approve a class action was filed in the Tel-Aviv - Jaffa District Court against the Leumi Mortgage Bank and against the Migdal Insurance Company Ltd. ("Migdal") regarding the payments of partial life insurance compensation. The estimated amount for the class action, as claimed by the petitioner, is NIS 150 million.

The petitioner and her deceased spouse took out a loan from Leumi Mortgage Bank. According to what is alleged in the request: borrowers who took out a loan from the Leumi Mortgage Bank were able to join a life insurance arrangement for borrowers, in which the insurer was Migdal; numbered among the borrowers who joined the aforesaid life insurance are borrowers who, when an insurance event occurred, received partial insurance compensation at a rate lower than the amount of the insurance and of the balance of the loan; contrary to the amount actually paid, Leumi Mortgage Bank and Migdal had promised to pay the insured-borrower parties, as stated "insurance compensation at the rate of the loan balance that is due or at the rate of the amount of insurance (the lower among them)" - so alleges the petitioner.

According to Management of the Bank, in reliance on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the chances of the claim.

7. In March 2007, an indictment was filed against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offense attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law - 1984 as worded at the time of the alleged offense, together with section 29(b) of the Penal Law - 1977.

Some of the employees, who are licensed investment counselors, were notified that the Israel Securities Authority is considering suspending their licenses until the conclusion of the above proceedings, and that they will be given an opportunity of stating their case against such suspension.

In the opinion of the Bank, based on the opinion of its legal advisors, it is not possible at this early stage to estimate the results of this proceeding.

8. Capital Market Reform Legislation

On 9 November 2004, the committee appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market published its recommendations. The government approved the committee's recommendations.

Following the committee's recommendations, on 10 August 2005, three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law - 2005;

The Control of Financial Services (Pension Counseling and Pension Marketing) Law - 2005;

The Control of Financial Services (Provident Funds) Law - 2005.

The laws include, *inter alia*, comprehensive regulation of the management of provident funds and of pension counseling, within the framework of the banking system as well, and they obligate the banks to dispose of their holdings in provident fund and mutual fund management companies. Detailed information is provided in the Annual Report for 2006.

Actions taken by the Bank following the legislation:

- Following the legislation, the Bank sold its provident fund and mutual fund management operations. Detailed information regarding the sales transactions is provided in the Annual Report for 2006 at pages 38 and 39 and in Note 31. The sales were completed during 2006 and during the first quarter of 2007, other than the sale of the supplementary training funds, the completion of which is dependent on the receipt of regulatory approvals. In April 2007, an agreement regarding the provision of operating services by the Bank to the sold supplementary training funds was signed, as well as a distribution agreement, according to which the Bank will distribute the supplementary training funds.

- The Bank and representatives of its employees are about to carry out a reorganization of the Bank's employees' and the Leumi Mortgage Bank Ltd. employees' pension funds, for the purpose of complying with the provisions of the permit given to the banks under the legislation, to engage in the management of provident funds, all the members of which are employees of the bank or employees of a corporation controlled by it.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement from fund to fund, with respect to its obligations towards its employees at the time of retirement.

- The Bank has established central severance pay funds for its employees and for the employees of additional companies in the Group, which are managed by a company that is wholly owned by the Bank.

- The Bank is at an advanced stage of preparation for its entry into the pension-counseling field. These preparations involve the development of computerized tools and the training and recruiting of staff. The Bank has submitted an application for a pension counselor's license to the Director of the Capital Markets, Insurance and Savings Division. The Bank and the Director are in contact with regard to the petition, and there are disagreements regarding the scope of the license that the Director is prepared to give to the Bank.

Effect of the Reform on the Bank and the Group

- The reform has a material effect on the Group's activities in the capital market. The Group had until now engaged in managing assets on the capital market for the public, in counseling and distribution, in underwriting and in the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counseling, the provision of pension counseling when the Bank receives a license to engage in such activities, the provision of operating services to entities active in the capital market, and additional activities.

- The restrictions in the legislation, under which a banking corporation may not carry out marketing activities but only counseling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counseling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension market.

- In addition, the legislation relating to underwriting is likely to have a material adverse effect on the Group's underwriting activities, i.e., on the activities of its subsidiary, Leumi & Co. Underwriters, within its present ownership structure.

- Furthermore, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from these fields of activity. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commissions from institutional entities, and the receipt of commissions in respect of operating services provided to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

  The following table sets out details of the Group's income from management fees from provident funds, including supplementary training funds, and management fees and distribution commissions from mutual funds (in NIS millions):

	31 March 2007	31 March 2006	31 December 2006	**31 March 2007**	31 March 2006	31 December 2006
	The Group			The Bank		
From mutual funds	**37**	118	391	**35**	71	162
From provident funds	**9**	53	216	**3**	38	87
From supplementary training funds	**8**	8	29	**7**	7	28
Total	**54**	179	636	**45**	116	277

9. **Paz Oil Company Ltd**

A. Leumi Real Holdings Ltd holds 15.63% of Paz Oil Company Ltd. ("Paz"). In January 2007, two directors of Paz were appointed by Leumi Holdings, constituting 20% of the Board of Directors. As from 1 January 2007, the investment is included on the equity basis (until that date the investment was included as part of securities available for sale).

The recording of the investment on the equity basis was carried out in the basis of the cost paid. Surplus costs will be attributed in part to real estate and in part to goodwill which will be written-off over ten years in accordance with directives of the Supervisor of Banks.

The Bank has started the process of having the attribution of the surplus costs examined by an outside valuer.

B. Legal claims have been made against Paz and its consolidated companies, including class actions, and there are current legal proceedings concerning supervision by governmental authorities and other outstanding matters relating to the fuel and gas systems and infrastructure installations.

With regard to these claims, in the estimation of Paz, based on opinions if its legal, professional and other advisors, it is not possible to estimate at this stage the effect, if any, of such on their financial statements, and therefore no provision has been made in their respect.

For further details of these proceedings, see the financial statements of Paz to 31 March 2007.

10. Super-Pharm (Israel) Ltd

On 1 May 2007, an agreement was signed between Leumi & Co. Investment House Ltd. (a wholly-owned subsidiary of the Bank – "Leumi & Co.") and Super-Pharm (Israel) Ltd. ("Super-Pharm") and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – for the allotment of 18% of the share capital of Super-Pharm to Leumi & Co., for a consideration of some NIS 190 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm. Leumi & Co. was granted standard minority protection rights. Completion of the transaction is subject to the conditions laid down in the agreement.

11. TBC Bank of Georgia

On 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank might purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank was expected to inject capital into TBC in the amount of some US$ 40 million.

The agreement between the parties was conditioned on the signature of a detailed agreement between the parties and on the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders would be granted to the Bank

On 25 April 2007, the Bank gave notice that the negotiations aimed at executing a detailed agreement were stopped by the sellers, who claimed that a higher price could be obtained for the holdings of the shareholders in an alternatively structured transaction. The Bank contends, however, that a binding term sheet has been executed and that the shareholders are not allowed to sell their holdings to any third party without upholding and maintaining the Bank's rights in their entirety.

Net Interest Income Before Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March	
	2007	2006
	(NIS millions)	
A. Income on assets (a)		
Credit to the public	**1,836**	3,820
Credit to governments	**2**	24
Deposits with Bank of Israel and cash	**(31)**	34
Deposits with banks	**(125)**	735
Securities borrowed or purchased under agreement to resell	**3**	-
Debentures	**73**	1,035
Total income on assets	**1,758**	5,648
B. Expenses on liabilities (a)		
Deposits of the public	**(143)**	(3,816)
Deposits from governments	**(7)**	(32)
Deposits from Bank of Israel	**(45)**	(11)
Deposits from banks	**(103)**	(101)
Securities loaned or sold under agreement to repurchase	**(2)**	-
Debentures, bonds and subordinated notes	**(100)**	(272)
Total expense on liabilities	**(400)**	(4,232)
C. From derivative instruments and hedging activities		
Ineffective portion of hedge relationships (b)	**(3)**	(8)
Net income (expenses) from ALM derivative instruments (c)	**186**	77
Net income from other derivative instruments	**1**	1
Total income from derivative instruments and hedging activities	**184**	70
D. Other income and expenses		
Financing commissions	**73**	69
Profit from sale of debentures available for sale, net	**22**	3
Profit (losses) realized and not yet realized in respect of fair value adjustments of trading debentures, net	**62**	(16)
Other financing income	**71**	131
Other financing expenses	**23**	(28)
Total other income and expenses	**251**	159
Total net interest income before provision for doubtful debts	**1,793**	1,645
E. Detail of net effect of hedging derivative instruments on net interest income		
Financing income (expenses) on assets	**(2)**	19
Financing income (expenses) on liabilities	**1**	(29)
Including: net exchange rate linkage differences	**16**	3

(a) Including effective portion of hedge relationships.

(b) Excluding effective portion of hedge relationships.

(c) Derivative instruments that are included in the Bank's asset and liability management system which are not designated for hedging relationships.

Provision for Doubtful Debts (on a Consolidated Basis)
Reported amounts (Unaudited)

	For the three months ended 31 March 2007			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	(c) 7,580	675	1,024	9,279
Provisions during the period	101	68	8	177
Decrease in provisions	(68)	(57)	(28)	(153)
Collection of past years' write-offs	(13)	-	-	(13)
Net amount charged to statement of profit and loss	20	11	(20)	11
Write-offs	(90)	(12)	-	(102)
Balance of provision at end of period	7,510	674	1,004	9,188
Including balance of provision not deducted from credit to the public	201	-	120	321

	For the three months ended 31 March 2006			
	Specific Provision (a)	Specific Provision According to depth arrears (a)	Supplementary Provision (b)	Total
	(NIS millions)			
Balance of the provision at the beginning of the period	7,803	409	1,040	9,252
Classifiction of opening balance in subsidiary	-	116	-	116
Provisions during the period	286	130	36	452
Decrease in provisions	(188)	(47)	(2)	(237)
Collection of past years' write-offs	(14)	-	-	(14)
Net amount charged to statement of profit and loss	84	83	34	201
Write-offs	(34)	(8)	-	(42)
Balance of provision at end of period	7,853	600	1,074	9,527
Including balance of provision not deducted from credit to the public	32	-	126	158

(a) Not including provision for interest in respect of the period after the loans were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including the general and special provision for doubtful debts.

(c) Restated.

Details on housing loans and the method of calculating the specific provision
Reported amounts (Unaudited)

	31 March 2007				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	**26,284**	**887**	**319**	**487**	**487**
"Large loans" (a)	**2,407**	**178**	**214**	**136**	**136**
Other loans (b)	**4,115**	**141**	**34**	**51**	**51**
Total	**32,806**	**1,206**	**567**	**(d) 674**	**674**

	31 March 2006 (e)				
		Problematic debts			
				Specific provision	
	Credit	Balance sheet debt balance	Including amount in arrears (c)	According to depth of arrears	Total
	(NIS millions)				
Housing loans that require calculating the provision according to depth of arrears	25,426	1,162	347	442	442
"Large loans" (a)	2,883	187	210	136	136
Other loans (b)	4,193	108	29	22	22
Total	32,502	1,457	586	600	600

(a) Housing loans the balance of each is higher than NIS 782 thousand (31 March 2006 - NIS 786 thousand), including loans for purchase and loans for any purpose that are secured by a mortgage.

(b) Loans for any purpose secured by mortgage, the balance of each is lower than NIS 782 thousand.

(c) Including interest on the amount in arrears.

(d) Including balance of specific provision in excess of amount according to depth of arrears in the amount of NIS 139 million (31 March 2006 - NIS 81 million).

(e) Restated.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) as at 31 March 2007 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	5,215	601	30,802	5,272	3,391	-	45,281
Securities	9,518	6,935	18,581	7,229	640	4,308	47,211
Securities borrowed or purchased under agreement to resell	108	-	-	-	-	-	108
Credit to the public (b)	79,868	49,622	38,147	6,522	11,283	406	185,848
Credit to governments	-	246	535	-	-	-	781
Investments in affiliated companies	12	-	-	-	-	1,769	1,781
Buildings and equipment	-	-	-	-	-	3,120	3,120
Other assets	2,338	34	1,410	655	733	989	6,159
Total assets	97,059	57,438	89,475	19,678	16,047	10,592	290,289
Liabilities							
Deposits of the public	86,661	28,303	80,367	19,873	10,895	762	226,861
Deposits from banks	9,380	1,176	1,724	373	667	-	13,320
Deposits from governments	472	855	566	11	1	-	1,905
Securities loaned or sold under agreement to repurchase	53	-	63	-	-	-	116
Debentures, bonds and subordinated notes	814	12,044	2,945	-	-	-	15,803
Other liabilities	7,577	2,915	1,052	586	854	649	13,633
Total liabilities	104,957	45,293	86,717	20,843	12,417	1,411	271,638
Difference	(7,898)	12,145	2,758	(1,165)	3,630	9,181	18,651
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(23)	(33)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	12,093	(6,323)	(2,226)	364	(3,098)	-	-
Options in the money, net (in terms of underlying asset)	(190)	-	(358)	462	86	-	-
Options out of the money, net (in terms of underlying asset)	(315)	-	195	102	18	-	-
Total	3,690	5,822	425	(260)	(207)	9,181	18,651
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	179	-	(949)	623	147	-	-
Options out of the money, net (discounted par value)	(1,721)	(9)	1,291	277	162	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 March 2006 (Unaudited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,512	470	(d) 21,630	4,571	(d) 4,385	-	35,568
Securities	13,843	3,366	22,035	5,930	645	2,546	48,365
Credit to the public (b)	(d) 67,039	52,438	45,158	5,558	10,879	386	181,458
Credit to governments	-	33	775	-	-	-	808
Investments in affiliated companies	9	-	-	-	-	1,246	1,255
Buildings and equipment	-	-	-	-	-	2,894	2,894
Other assets	(d) 1,154	25	(d) 2,315	445	1,007	1,200	6,146
Total assets	86,557	56,332	91,913	16,504	16,916	8,272	276,494
Liabilities							
Deposits of the public	78,731	33,136	80,042	18,271	10,936	691	221,807
Deposits from banks	653	1,223	1,438	433	676	-	4,423
Deposits from governments	489	1,015	652	16	1	-	2,173
Debentures, bonds and subordinated notes	773	11,775	4,159	182	-	-	16,889
Other liabilities	(d) 6,299	2,565	(d) 1,691	454	1,172	1,586	13,767
Total liabilities	86,945	49,714	87,982	19,356	12,785	2,277	259,059
Difference	(388)	6,618	3,931	(2,852)	4,131	5,995	17,435
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	87	(50)	(37)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	8,716	(3,502)	(4,412)	2,908	(3,710)	-	-
Options in the money, net (in terms of underlying asset)	186	-	5	(249)	58	-	-
Options out of the money, net (in terms of underlying asset)	(227)	(2)	66	224	(61)	-	-
Total	8,287	3,114	(323)	(19)	381	5,995	17,435
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(68)	-	403	(402)	67	-	-
Options out of the money, net (discounted par value)	448	(9)	(545)	243	(137)	-	-

(a) Including linked to foreign currency.
(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.
(c) Including derivative instruments that their basis is applicable for a non-monetary item.
(d) Reclassified

Assets and Liabilities Classified According to Linkage Basis (on a Consolidated Basis) (cont'd) as at 31 December 2006 (Audited)
Reported amounts

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	(NIS millions)						
Assets							
Cash and deposits with banks	4,838	440	34,059	4,897	3,375	-	47,609
Securities	10,704	5,331	18,490	6,840	778	4,232	46,375
Credit to the public (b)	76,966	50,221	38,625	6,594	11,161	233	183,800
Credit to governments	193	256	571	-	-	-	1,020
Investments in affiliated companies	9	-	-	-	-	1,242	1,251
Buildings and equipment	-	-	-	-	-	3,056	3,056
Other assets	1,843	24	2,135	513	788	927	6,230
Total assets	94,553	56,272	93,880	18,844	16,102	9,690	289,341
Liabilities							
Deposits of the public	88,662	31,245	81,686	18,830	10,812	588	231,823
Deposits from banks	1,107	1,303	1,579	481	771	-	5,241
Deposits from governments	664	897	556	28	1	-	2,146
Debentures, bonds and subordinated notes	799	11,861	2,962	-	-	-	15,622
Other liabilities	10,346	2,878	1,655	436	890	661	16,866
Total liabilities	101,578	48,184	88,438	19,775	12,474	1,249	271,698
Difference	(7,025)	8,088	5,442	(931)	3,628	8,441	17,643
Effect of hedging derivative instruments:							
Derivative instruments (excluding options)	-	-	56	(22)	(34)	-	-
Effect of derivative instruments that are not hedging derivatives:							
Derivative instruments (excluding options)	13,586	(4,911)	(5,327)	226	(3,574)	-	-
Options in the money, net (in terms of underlying asset)	(283)	-	(159)	404	38	-	-
Options out of the money, net (in terms of underlying asset)	(206)	-	40	(11)	177	-	-
Total	6,072	3,177	52	(334)	235	8,441	17,643
Effect of derivative instruments that are not hedging derivatives:							
Options in the money, net (discounted par value)	(284)	-	(383)	604	63	-	-
Options out of the money, net (discounted par value)	(522)	(9)	(90)	125	496	-	-

(a) Including linked to foreign currency.

(b) The general and supplementary provisions for doubtful debts have been deducted proportionately from the different linkage bases.

(c) Including derivative instruments that their basis is applicable for a non-monetary item.

Information on activity by banking sectors
Reported amounts

	Statement of profit and loss for the Three Months Ended 31 March 2007 (Unaudited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	596	85	199	324	350	130	115	(6)	1,793
Operating and other income:									
From outside entities -	423	109	99	118	179	12	(6)	54	988
Intercompany operations -	50	4	(7)	(7)	(34)	-	-	(6)	-
Total	473	113	92	111	145	12	(6)	48	988
Total income	1,069	198	291	435	495	142	109	42	2,781
Provision for doubtful debts	15	1	-	14	(4)	(10)	(5)	-	11
After-tax profit (loss) from extraordinary items	207	4	20	11	14	1	-	2	259
Net profit (loss)	357	35	81	`141	230	79	34	(40)	917

	Statement of profit and loss for the Three Months Ended 31 March 2006 (Unaudited)(a)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	559	92	169	279	390	167	(16)	5	1,645
Operating and other income:									
From outside entities -	334	94	92	101	91	14	6	208	940
Intercompany operations -	136	8	(6)	-	(20)	-	-	(118)	-
Total	470	102	86	101	71	14	6	90	940
Total income	1,029	194	255	380	461	181	(10)	95	2,585
Provision for doubtful debts	102	-	8	29	8	51	3	-	201
Net profit (loss)	76	13	54	110	171	63	658	(33)	1,112

Information on activity by banking sectors (cont'd)
Reported amounts

	Statement of profit and loss for the Year Ended 31 December 2006 (Audited)								
	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	(NIS millions)								
Net interest income before provision for doubtful debts	2,324	346	724	1,177	1,461	580	300	10	6,922
Operating and other income:									
From outside entities -	1,470	386	346	405	413	47	61	743	3,871
Intercompany operations -	380	26	(14)	(12)	(124)	-	-	(256)	-
Total	1,850	412	332	393	289	47	61	487	3,871
Total income	4,174	758	1,056	1,570	1,750	627	361	497	10,793
Provision for doubtful debts	329	2	113	183	182	155	(31)	-	933
After-tax profit (loss) from extraordinary items	1,127	76	54	74	32	1	718	(2)	2,080
Net profit	1,250	160	162	442	595	218	718	(11)	3,534

(a) Reclassified.



לאומי
leumi

Leumi Annual Report 2005

לאומי
leumi

Bank Leumi le-Israel B.M. and Its Subsidiaries and Affiliates
Annual Report 2005

Index

Eitan Raff, Chairman

Barouch Bahat

Meir Dayan

Prof. Israel Gilead

Yaacov Goldman, C.P.A. (Isr.)

Rami Avraham Guzman[1]

Zvi Koren[1]

Adv. Jacob Mashaal[1]

Vered Raichman

Nurit Segal

Moshe Vidman

Shlomo Yanai

Chaim Yaron

[1] Elected on 29 June 2005.
Dr. M. Dvir and Mr. A. Makov served as Directors until 26 June 2005 and Mr. A. Ginsburg served as a Director until 29 June 2005.
Mr. I. Hoffi served as a Director until 30 January 2006 and Adv. Rena Shashua-Hasson served as a Director until 31 January 2006.

Galia Maor
President and Chief Executive Officer

Dr. Ehud Shapira[1]
Senior Deputy Chief Executive Officer, Head of Corporate and International Banking,
Manager of Credit Risks,
Acting CEO in the absence of the President and CEO

Zeev Nahari, C.P.A. (Isr.)
Deputy Chief Executive Officer, Chief Financial Officer,
Head of Finance and Accounting Division, Manager of Market Risks

Michael Bar-Haim
First Executive Vice President, Head of Commercial Banking Division

David Bar-Lev[2]
First Executive Vice President, Head of Human Resources

Adv. Nahum Bitterman
First Executive Vice President, Chief Legal Advisor, Head of Legal Division, Manager of Legal Risks

Yona Fogel[3]
First Executive Vice President, Head of Banking Division

Dov Gilboa
First Executive Vice President, Head of Investments Division

Zvi Itskovitch
First Executive Vice President, Head of Global Private Banking Division

Itzhak Malach
First Executive Vice President, Head of Operations, Information Systems and Administration,
Manager of Operating Risks

Rakefet Russak-Aminoach, C.P.A. (Isr.)
First Executive Vice President, Head of Corporate Division

Joseph Hurwitz
First Executive Vice President, Chief Auditor, Head of Internal Audit Division

Adv. Jennifer Janes
Executive Vice President, Group Secretary

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.)
Somekh Chaikin, Certified Public Accountants (Isr.)
Joint Auditors of the Bank

[1] Gave notice of his retirement from the Bank with effect from 30 June 2006.
[2] Since 1 March 2005. Held the position of Head of Banking Division until 14 January 2005.
[3] Since 15 January 2005. Held the position of Head of Marketing and Strategic Development until such date.

Bank Leumi le-Israel B.M. and Subsidiaries and Affiliates

Directors' Report

The following is the fifty-fifth annual report of Bank Leumi le-Israel B.M. and the one hundred and fourth report of the business founded in 1902. This report will be presented to the Bank's fifty-fifth Annual General Meeting. This report is based on an analysis of the data included in the Bank's Financial Statements and Management Review, and upon additional data as required.

B. General Developments in the Business of the Group

Description of the Leumi Group's Business Activities and their General Development

Bank Leumi and its subsidiary companies constitute one of the largest banking groups in Israel, continuing activities that began 104 years ago. The Bank's predecessor, The Anglo Palestine Company, was established in London in 1902 by Otsar Hityashvuth HaYehudim Jewish Colonial Trust Limited, the predecessor of Otsar Hityashvuth HaYehudim B.M.[1].

The Bank is defined as a banking corporation under the Banking (Licensing) Law, 1981, and holds a banking licence under that law. As a "bank" and a "banking corporation" the Bank's activities are governed and delineated by a system of laws, orders and regulations, including *inter alia* the Banking Ordinance, the Bank of Israel Law, the Banking (Licensing) Law and the Banking (Service to Customer) Law, 1981, as well as directives, rules, instructions and position papers of the Supervisor of Banks.

The Leumi Group is involved in a variety of banking, financial and non-banking activities, in Israel and overseas. The Groups' activities are carried out through the Bank, subsidiary companies and companies included on the equity basis, through 235 branches located throughout Israel, and by 51 branches, agencies and representative offices in 20 countries throughout the world.

The Group's policy, in Israel and overseas, is to provide comprehensive banking and financial solutions to its customers, to give them a high level of professional service, to enable them to make use of varied distribution channels and to offer them a wide variety of services, adapted to their needs.

As a leading Bank, aiming to achieve high levels of long-term profitability, Leumi constantly scrutinizes the trends and changes in the business environment in which it operates and formulates strategies to deal with these changes.

To implement its strategy, the Bank is organized into four business lines, concentrating on different market segments, with each business line specializing in providing banking and financial services to a particular customer segment:

Corporate banking, specializing in servicing major and international companies, commercial banking, specializing in servicing middle market companies, private banking, aimed at wealthy customers requiring investment solutions at a highly sophisticated level, and retail banking, which concentrates on services to households and small businesses.

Some of the financial services are provided by means of subsidiary companies in the fields of credit cards, the capital market, underwriting, mortgage loans, etc.

Further, the Group invests in non-banking corporations operating in the fields of insurance, infrastructure, local and overseas real estate, tourism and vacations, communications and the media, energy, shipping and the chemical industry.

---

[1] Otsar Hityashvuth HaYehudim B.M. was the controller of the Bank until the equalization of voting rights in the Bank in 1991. In 1993, most of the shares of the Bank passed to the ownership of the State, under the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993. On 31 December 2005, it was an interested person together with J.C.T. Trust Co. Ltd., with a holding of 5.07%.

In August 2005, the Knesset (the Israeli parliament) passed a number of laws to implement a major reform of the Israeli capital market, whose influence both on the banking system in general, and on the activities of the Leumi Group, will be felt in 2006 and the coming years.

As a result of the reform, the Group was required to dispose of its holdings in its mutual fund and provident fund management companies, and to reduce its holdings in additional companies, such as insurance companies. The Bank has therefore carried out a number of sale transactions, including the sale of the provident funds, the sale of the mutual funds and the sale of investment portfolio management activities, which sales are expected to be completed during the first half of 2006. In addition, as a result of the reform and of other limits imposed by the Banking (Licencing) Law on the holdings of banking corporations in conglomerates, the Bank must sell two of its three major non-banking investments, and it has initiated the execution of such sales.

On completing the sale transactions, the Group will receive, in consideration for such sales of holdings and assets, some NIS 5.0 billion, and the net profit after tax from the sales is expected to be, according to an estimation, some NIS 2.7 billion.

The following table sets out details of the results of the sales are as follow:

Name of Company sold	Purchaser*	Consideration in NIS millions
Leumi-Pia	Harel Insurance Investments	535
Psagot	York	1,350
Group of 5 Provident Funds	Harel Insurance Investments	675
Group of 10 Provident Funds	A. Solomon Investments	473
Africa Israel	Mr. Lev Leviev	1,120
Migdal Holdings	Participatie Maatschappij Graafschap Holland N.V.**	668
Af-Sar	Africa Israel Properties	51
Direct Insurance	Tzur Shamir Holdings	11.6
Total		4,988

* or a company controlled by the purchaser.

** wholly-owned by Assicurazioni Generali SpA

The net profit from the above sales, except for the sale of Direct Insurance, is expected to be reflected in the financial statements during the year 2006.

For additional details of the sales see pages 35-36 and pages 122-125.

Following the reform, the Group's activities in Israel will focus mainly on the capital market, in particular on the provision of investment counselling, pension counselling (when the Bank receives a license to engage in such activities) and operating services to entities active in the capital market.

For further details on the effect of the capital market reform and the sale of holdings by the Group, see pages 35-38 below.

On the basis of banking system data as of 30 September 2005, as published by the Bank of Israel, the Leumi Group's market share in relation to the five largest Israeli banking groups was as follows:

	30.9.2005	31.12.2004	31.12.2003
	In percentages		
Total assets	**30.2**	30.0	29.8
Credit to the public	**30.4**	29.9	29.9
Deposits from the public	**30.7**	30.3	30.2
Operating profit before taxes	**30.0**	34.7	32.0
Operating profit after taxes	**30.4**	33.9	31.7

The Leumi Group operates in a competitive market in all its activity segments. The main competitors are the other Israeli banks, although in certain segments there are additional competitors whose numbers are constantly growing, such as overseas banks, insurance companies and other institutional bodies.

The economic situation in 2005 and the legislation on the reform of the capital market have led to increased competition in a number of important areas:

- private customers, with an emphasis on high income customers or customers with extensive financial assets;
- activity in the capital market, particularly in the fields of mutual funds and provident funds.
- recruiting salary-earning household customers, which is accompanied by price competition both for current account management and in offering attractive terms for deposits.
- technological developments for streamlining customers' activity through direct channels, and as the basis for the expanding distribution channels;
- development and distribution of sophisticated financial products, such as various types of structured products.

Against the background of the improvement in the economic situation, the Leumi Group continued to extend its activities both in Israel and abroad in 2005, including the signing of an agreement to buy a bank in Romania, and also continued to increase efficiency and to improve its results. Total assets under management of the Group (both balance sheet and off-balance sheet*) amounted to NIS 565 billion, as compared with NIS 488 billion at the end of 2004, an increase of some 15.8%.

The recovery in economic activity which started in the second half of 2003 brought about a fall in the volume of provisions for doubtful debts, together with an improvement in net interest income and in operating income, which contributed to an improvement in profitability and in the efficiency indices.

The net profit of the Group from operating activities totaled NIS 2,059 million in 2005, as compared with NIS 1,904 million in 2004, and increase of 8.1%.

The net profit of the Group totaled NIS 2,136 million, an increase of 14.6% as compared with 2004, and the return on capital of net profit reached 14.3%, compared with 13.1% in 2004.

The net profit per share in 2005 was NIS 1.510, compared with NIS 1.318 in 2004.

Following the legislation and the reform of the capital and financial markets and against the background of the improvement in the economic situation, changes are occurring in the business paradigm of the banking system:

These changes find expression in a number of areas:

- The continuation of the movement of customers into capital market activities.
- The expansion of the financing of business customers in the economy through the raising of funds in the capital market and through non-banking entities.
- With the completion of the reform of capital market taxation, inter-changeability of investments between Israel and abroad has increased.
- Increased competition following the changes in the ownership of the banks.
- The removal of the production of some capital market products from the banking system into the hands of other market players and the entry of new players into the sector, and preferential legislation in favor of those bodies.
- The entry of the banks into pension product distribution and, if the legal position in the future so permits, the entry of the banks also into insurance product distribution.

---

* Total assets and customers' securities portfolios, provident funds and supplementary training funds.

Following is a diagram of the major subsidiaries and affiliated companies of the Bank:

The Bank

Banking and Finance

Israel

- The Arab Israel Bank Ltd
- Leumi Mortgage Bank Ltd
- Leumi Leasing & Investments Ltd
- Leumi Finance Co. Ltd
- Leumi Industrial Development Ltd
- Leumi Agricultural Development Ltd
- Leumi Real Holdings Ltd[1]
- Leumi Financial Holdings Ltd[2]

Abroad

- Bank Leumi USA
- Bank Leumi (UK) plc
- Bank Leumi le-Israel (Switzerland)
- Bank Leumi (Luxembourg) SA
- Leumi International Investments NV

Capital Market and Financial Services

- Leumi Card Ltd
- Leumi & Co Investment House Ltd
- Psagot-Ofek Investment House Ltd[3]
- Mutual fund managers: [3]
  Leumi-Pia
  Psagot
- Leumi Gemel Ltd [3]
- Kahal Employees' Supplementary Training Fund Ltd
- The Bank Leumi le-Israel Trust Co. Ltd

Companies included on the Equity Basis (non-banking companies)

- The Israel Corporation Ltd
- Africa Israel Investments Ltd [4]
- Migdal Insurance & Financial Holdings Ltd [5]

(1) A consolidated holding company, whose main holdings are investments in Paz Oil Co. Ltd and Migdal Insurance & Financial Holdings Ltd.
(2) A consolidated holding company whose main holdings are Leumi Card Ltd, Psagot Ofek and Leumi-Pia.
(3) In the last quarter of 2005, the Bank agreed with various entities regarding the sale of the said companies. See pages 35-36 for further details.
(4) On 13 February 2006, an agreement was signed for the sale of all of the Bank's holdings in Africa Israel. See pages 123-124 for further details.
(5) On 15 March 2006, the Bank sold 10% of Migdal Insurance & Financial Holdings. See page 124 for further details.

The following table sets out a breakdown of the investments and the contribution of profit centers to the profitability of the Group:

	2005			2004		
	Scope of Investment	**Contribution to Net Profit**		Scope of Investment	Contribution to Net Profit	
		*	**		*	**
	NIS billions	**In percentages**		NIS billions	In percentages	
The Bank	**5.6**	**48.7**	**47.1**	5.4	44.5	42.8
Subsidiary companies in Israel	**4.2**	**19.4**	**19.4**	3.9	16.3	16.3
Overseas subsidiary companies	**4.2**	**13.3**	**14.9**	4.0	17.9	19.6
Non-banking companies	**2.0**	**18.6**	**18.6**	1.7	21.3	21.3
Total	**16.0**	**100%**	**100%**	15.0	100%	100%

* After neutralizing the effect of exchange rate differentials in respect of the financing of overseas investments.
** As per the Financial Statements.

Business Strategy

Leumi's Vision

The Leumi Group has formulated a multi-year business strategy, which is based on Leumi's vision:

- To be the most profitable banking group in Israel over time.
- To be an international Israeli banking group.
- To be a group that provides the highest added value to its customers, through enterprise, innovation and adaption to its customers' needs.
- To be the first choice of its employees, by being a solid and stable work-place, which cares for its human resources and remunerates them in accordance with their contribution.
- To be a banking group that strives continually to maximize value to its shareholders.
- To be a banking group that is involved in and contributes to the welfare of the community, with an emphasis on the future generation.

The information in this chapter is "forward looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" on pages 43-44 below.

Background Conditions

Changes in the business environment

In recent years there have been many changes in the business environment, which necessitate the adaptation of strategy. The increased competition and regulation, and also the global activities of its customers, are the main driving factors behind the revision of Leumi's strategy.

Increasing competition

In the banking system: The privatization and changes in ownership of the competing banks and the improvement in the geopolitical situation of Israel, will no doubt lead to expansion of the activities of overseas banks in Israel, and increase competition between the banks.

***Vis-a-vis* insurance companies and pension funds**: The reduction of State involvement in pensions, by way of the sale of the pension funds and by way of the reduction of the designated bonds market, together with the expected strengthening of the insurance companies, as purchasers of the provident funds and the mutual funds, make the insurance companies into competitors of the banks in the fields of credit and the capital market.

***Vis-a-vis* investment houses**: The new legislation expands the spheres and volumes of activity of the private investment houses and similar entities and in many spheres that touch upon the activities of the banks, and thus increases competition with them in the wealthy customer sector, and also through the raising of non-banking finance.

Increased regulation

Regulation in Israel: Recent years have been typified by the increased involvement of regulatory bodies, such as the Capital Markets, Insurance and Savings Department of the Ministry of Finance, the Banking Supervision Department, the Antitrust General Director and the Israel Securities Authority, in the various activities of the banking system.

Together with its contribution to increased competition, the increased regulation has created a heavy expense burden.

Worldwide regulation: Beside the local regulatory activities, the banks are also affected by the consequences of regulation across the globe. The local regulation lines up with international treaties and provisions, such as the "Basel II" provisions, IFRS (International Accounting Standards), the Sarbanes Oxley Act, etc., some of which apply specifically to banks and some of which to all business organizations. The increased international uniformity of regulation increases competition in the financial markets.

The regulation requires stringent preparations for compliance with the provisions. Moreover, in order to continue to show high rates of growth and profitability, Leumi must reorganize in order to exploit the opportunities that are opening up to it with the regulatory changes, while providing a response to the loss of income and to the changes in the risk profile that result from the regulatory changes.

Globalization and international competition

The rate of growth of the Israeli economy is expected to be lower than the average rate of growth of the developing economies. This fact, together with the development of the Israeli entrepreneur's ability to act in overseas markets, causes leading Israeli companies to expand their overseas activities. At the same time, the increased uniformity in the regulatory requirements in Europe, and particular the progress towards the adoption of the "Basel II" rules, combined with the entry of international banks into Israel, is expected to increase the competition between banks overseas over the Israeli customer who operates overseas, and will enable these banks to finance customers of the Bank overseas and to develop activities with them in Israel.

Leumi's Strategy

In order to realize Leumi's vision to be the leader in Israel in profitability over time and in accordance with the changes in the business environment, the Leumi Group has set long-term goals for increasing the fields of activity and profits, in local activity as well as international activity, while managing the risk levels as presently reflected in the capital adequacy ratios and in the risk management policy carried out in the Group and described below.

It is emphasized that since these are multi-year goals, there is no certainty as to the degree to which they will be realized, also, but not only, in the light of the background conditions that are continually changing.

Four main subjects have been defined for the Group, which will guide its activities in the coming years: the adapting the Bank's activities to the new statutory provisions in the capital markets, accelerating the rate of growth, increasing profitability and diversifying the sources of income while determining a risk profile that accords with growth.

A. **The new statutory provisions in the capital market** require Leumi to act on a number of levels in order to comply with the requirements of the law, while striving to continue to be a leading and profitable bank:

1. Adapting branch activities and in particular adapting the investment counselling system in the field of financial products.
2. Setting up a pension counselling system.
3. Expanding the basket of products.
4. Selling services to entities that are active in the capital market.
5. Selling assets and using the consideration for investments and for activities that accord with the legal situation and produce a yield in the long term while maintaining an appropriate risk profile.

B. **The Leumi Group strives to accelerate the rate of growth** both through developing overseas and through expanding its activities in Israel.

The means for developing overseas are likely to be:

1. Mergers and acquisitions.
2. Leveraging the Group's connections with its customers in Israel and overseas.
3. Combining overseas activities with activities in Israel.

The means for expanding activities in Israel are likely to be:

1. Enlarging the customer base.
2. Increasing the scope of activities that Leumi's customers choose to carry out with the Group.

C. **Increasing profitability** also contributes to the acceleration of growth and may be achieved through a number of means:

1. Providing a response to the overall financial needs of the various customer sectors.
2. Increasing and adapting the range of products and services to the needs of customers.
3. A high level of customer-focused service, given by experienced and high quality human resources.

D. **Diversifying the sources of income and building a risk profile that accords with growth** is a strategic goal that supports all the other goals. This goal is specially relevant this year in the light of the statutory provisions that regulate capital market activities, the sales of the holdings that have been made in accordance therewith and the need to channel the investment of the proceeds received for them. Since the legislation reduces the Bank's possibilities for spreading risks in Israel (since it restricts both ownership in the capital market and in non-banking holdings), the Bank must strive to adapt its risk profile such that the level of risk will be one that supports growth. Diversifying the sources of income may be achieved by means of the acquisition of financial and non-banking activities overseas and also by investing in non-banking holdings in Israel, while examining the manner of investment and the type of companies in which the Bank may invest in the light of the legislative changes.

In order to meet the goals that have been set, the Bank must strive to make more efficient use of its human and technological resources and the processes of investment in same, and to focus on the improvement of its ability to manage and to create Group processes, while increasing the synergy between the Group's units.

1. **Extracting the maximum from human resources and increasing the efficiency of their use.**

   Promoting the subject of human resources in accordance with the needs of the organization and the strategy towards which it strives, while addressing the fields of recruitment, training, satisfaction and remuneration.

2. **Increasing synergy and strengthening cooperation and information-sharing between the units**

   Improving the synergy and leverage between the Bank's various units and between the subsidiary companies, in order to improve business activity.

3. **Harnessing technology to achieving the Bank's goals**

   Adapting technology to the strategic needs of the Bank and the Group, while considering the overall contribution of technology to the organization and to the operational risk involved in such investments.

4. **Improving the system of distribution channels**

   Expanding activities to increase customers' use of direct channels, while relating to the branches as a central route for providing services to the customer.

5. **Increasing operational excellence**

   Increasing the correlation between strategic planning and business processes, with special emphasis on strategic discipline and its measurement.

6. **Improving Leumi's external relations**

   Promoting social commitment and connection with bodies outside the organization and the Group.

These Group goals have been adapted to the lines of business in which Leumi operates as detailed below. Each business line specializes in a section of the market with the objective of creating a relative advantage among its targeted customers.

Although Leumi strives to adapt its activities to its strategy, and to achieve excellence in all the fields mentioned above, by the nature of things there is a not inconsiderable degree of uncertainty in strategic planning. The performance of the strategic plan is dependent on many variables, such as: the economic position in Israel and overseas, including the continuation of the growth process or changes which may occur thereto, the security situation, labor relations in the Group, regulatory changes and also the continuing effect of the regulatory changes of the past year, since it is not yet possible definitely to state what the extent of such effect will be, over a period of years.

Attention is drawn to pages 36 and 38 and in particular to the effect of the capital market reform in causing an expected reduction of the Bank's income, the uncertainty regarding the use the Group may make of the proceeds of the assets sold in consequence of the reform, and the existing uncertainty regarding the additional negative effects on the business of the Group carrying-out the legislative requirements.

Control of the Bank

On 31 December 2004 the State of Israel held 36.29% of the issued share capital of the Bank. On 2 January 2005, after the exercise of the Series 7 options issued to the public by the State in November 2002, the State's holding was reduced to 34.78% of the Bank's issued share capital. As of the date of the publication of the Report, the State holds 14.79% of the Bank's issued share capital (fully diluted - 13.96%) and 19.78% of the voting rights in the Bank (fully diluted – 18.66%) in consequence of the sales of shares detailed below. With regard to voting rights, see below.

Sale of Shares in the Bank by the State

On 1 March 2005, the State sold 6.5% of the Bank's issued share capital to Deutsche Bank London AG for a consideration of some NIS 1,162 million (NIS 12.64 per share). The purchaser sold the shares the same

day. On 26 July 2005 the State sold an additional 3.5% of the Bank's issued share capital to Citigroup for a consideration of some NIS 611 million (NIS 12.35 per share). The purchaser sold the shares the same day.

On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. ("MIH") that further to the procedure for the sale of up to 20% of the shares of the State in the Bank which was published by the Accountant-General of the Ministry of Finance and MIH on 14 September 2005, Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder. Barnea was incorporated in the Netherlands, and is a wholly owned subsidiary of Barnea S.a.r.l., incorporated in Luxembourg, which is held jointly and indirectly by Stephen Feinberg and J. Ezra Merkin, through the Cerberus and Gabriel private investment fund groups which are controlled by Mr. Feinberg and Mr. Merkin respectively.

The sale was completed on 24 November 2005 (the "Closing Date"), when Barnea paid some NIS 2.474 billion (NIS 17.51 per share) for 9.99% of the share capital of the Bank, together with interest, a total of some NIS 2.475 billion.

Of the shares purchased, shares representing 4.99% of the Bank's share capital are held in trust and Barnea and the trustee have executed a power of attorney empowering the committee appointed pursuant to Section 12 of the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Committee"), including whoever succeeds it in this capacity, as provided under said Law, or any other person that whom Minister of Finance shall empower, to (1) participate and vote such shares at all meetings of the Bank and (2) to exercise the right to appoint directors in the Bank with respect to all shares of the Bank held by Barnea.

The State also granted to Barnea an option to purchase a further 10.01% of the capital of the Bank, pursuant to the conditions of the option agreement signed between the government, MIH and Barnea on 23 November 2005 (the "Option Agreement"), and conditional, *inter alia*, on their having obtained all necessary permits from the Bank of Israel and the other relevant supervisory bodies in Israel and overseas for the purchase of the shares and control of the Bank. The option, which took effect from the Closing Date, is exercisable after 180 days of the Closing Date, subject to an extension of up to an additional 12 months. The price per share for exercising the option has been fixed at NIS 14.70, bearing annual interest at 2%, the price and interest being linked to the CPI. The option will expire *inter alia* in the event that the amount of shares owned by Barnea falls below 7.5% of the Bank's issued capital, as a result of a transfer of shares by Barnea (whether of shares held directly by Barnea or of shares held by the trustee mentioned above).

The Option Agreement contains certain conditions relating to Bank transactions during the exercise period of the Option Agreement, which commenced from the Closing Date, *inter alia*: subject to a written request by Barnea to MIH and the government and to confirmation by the Bank of Israel that Barnea has previously applied for a control permit, the Minister of Finance will recommend in writing to the Bank's Board of Directors that, provided that the Bank of Israel will not have objected thereto, any material transaction of the Bank outside the ordinary course of its business shall be effected only after the position of Barnea's representatives (whose identity shall have been agreed by the Supervisor of Banks) has been presented to the Bank's Board of Directors. Further, during the said period, at General Meetings of the Bank's shareholders, the government (through the Committee) will, unless Barnea has previously agreed, oppose resolutions relating to: the Bank's voluntary winding-up, a spin-off by the Bank, a merger of the Bank with companies other than wholly owned subsidiaries or a compromise or arrangement (within the meaning of Section 350 of the Israeli Companies Law) to which the Bank is party; an issue of shares or securities convertible into shares (except pursuant to an offer or sale of the Bank's securities to employees of the Bank or employees of companies of the Leumi Group), a modification to the rights attached to the Bank's shares and an increase of the Bank's authorized capital or a rights issue by the Bank; or a modification to the terms of the Bank's statutory documents.

In addition, if the consent of MIH or the Accountant-General is requested with respect to the manner of voting of the government or the Committee, MIH and the Accountant-General shall consult with Barnea prior to providing such consent, unless the vote relates to the approval of the Bank's financial statements, the appointment of an auditor or the appointment or dismissal of Directors.

The criteria and terms and conditions laid down by the Bank of Israel for the acquisition of control of the Bank, and which were published under the sale procedure, impose the following restrictions on the distribution of dividends with effect from the date a control permit is granted by the Bank of Israel:

1. A dividend may not be distributed from profits that have accumulated at the Bank as at the date to which the last financial statements prior to the submission of the bid to purchase the means of control relate. If losses accumulate after this date, no dividend shall be distributed until after such losses have been covered.

2. A dividend may not be distributed from the profits from the sale of material assets of the Bank for five years from the date of purchase of the means of control unless all the following terms have been fulfilled:

   (a) the sale derives from legal requirements that apply to the Bank.
   (b) the distribution of the dividend from profits from the sale of such assets will not cause a reduction of the Bank's minimum capital ratio below that existing immediately prior to the sale of the said assets.
   (c) the Bank's Board of Directors shall confirm the distribution after having examined the Bank's requirements and its business plans.
   (d) the Supervisor of Banks' prior written approval has been obtained for a distribution as aforesaid, after examining the Bank's capital adequacy and the Board of Directors' decision and the basis therefor.

However, in the event of special circumstances, as confirmed by decisions of the Bank's Board of Directors and Audit Committee, under which the best interests of the Bank require a dividend distribution which exceeds the aforesaid, the holders of the control permit may apply to the Governor of the Bank of Israel for approval of such extraordinary distribution.

For additional details in respect of future dividend policy see page 22 below. For details of the issue of options to the employees and the sale of shares to the employees, see pages 20-22 below.

Description of Operational Segments

Bank Leumi in Israel is organized into four business lines, operated though four divisions, each headed by a member of the Management of the Bank. Each business line specializes in the provision of service to segments of customers with similar characteristics and needs. This specialization allows for the provision of a high level of professional service and focus. In addition, there are a number of management units that provide various services to the business divisions.

The subsidiary companies in Israel and abroad have been assigned to the relevant divisions in the Bank according to the nature of their activities and the characteristics of their customers.

The four major business lines of the Bank follow:

Retail banking deals with private and small business customers, where the strategic aim is to increase the customer base and to increase profitability by expanding and maximizing the potential of the operations with the customers and by increased efficiency, while directing activities towards the direct channels. The main points of the strategy of the retail banking line are: expansion of the activities of the direct channels and of Leumi Call in particular, systematic information-based initiatives vis-à-vis the customer in all fields of activity: investments, consumer and commercial credit and current account services, and improving the level of service to customers.

Commercial banking deals with the mid-range of business customers. The strategic goal of commercial banking is to continue to strengthen its leading position by means of expanding the volume and range of activities with existing customers and by recruiting new customers, whilst providing comprehensive solutions for its customers operating in Israel and abroad.

Corporate banking deals with the large business customers segment. Its strategic goal is to reinforce its relative advantage and to improve its contribution to Group profit. The objective of corporate banking is to expand the activities of its customers with the Group, to increase the range of products and services offered to customers and to leverage its continuing relationships with its customers to develop business between them and the various units in the Leumi Group, in Israel and abroad.

Global private banking deals with the population of wealthy private clients in Israel and worldwide. The division operates through specialist centers in Israel that are designated for foreign residents and Israeli residents and also through the Bank's subsidiaries in Switzerland and Luxembourg and the representative offices in Europe, Latin America, Canada and Australia. The strategic goal is to expand the customer base and to enlarge the scope of activities of customers of the sector, in Israel and overseas, primarily by means of quality service based on exclusive service centers, with a competitive advantage through the professional level of their employees and products adapted to the customers' requirements.

Principal Operational Segments

Pursuant to the Bank of Israel's directives, an operational segment is a component which has three characteristics:

1. it engages in business activities from which it is likely to produce income and bear expenses (including income and expenses from transactions with other segments at the Bank);

2. its operating results are regularly examined by the Management and the Board of Directors in order to make decisions relating to the allocation of resources to the segment and the appraisal of its performance;

3. there is separate financial information with regard to the segment.

The principal operational segments that have been determined under the directives of the Bank of Israel in accordance with the said characteristics are as follows:

1. Households	-	providing comprehensive banking services to households and private customers .
2. Small Businesses	-	providing banking services to small businesses.
3. Corporate Banking	-	providing financial services to the major and international companies in the economy for their operations in Israel and abroad.
4. Commercial Banking	-	providing financial services to middle market companies in the economy and to their connected parties.
5. Construction and Real Estate	-	providing financial services to major construction companies and projects operating mainly in the construction and real estate sector
6. Private Banking	-	providing comprehensive global financial services and solutions to private customers resident in Israel and overseas with large financial asset portfolios.
7. Financial Management	-	including principally the nostro activities of the Bank and the foreign currency trading rooms.

8. Others* - activities not assigned to other segments, including the (non-banking) affiliated companies

The segmented operations also include inter-segment activity, such as services that are provided to customers in another segment and also activities (products) such as mortgage loans, credit cards and the capital market.

* This includes other activities of the Group, none of which constitutes a profit center under the directives of the Supervisor of Banks.

For further details see below from page 83 and Note 28 to the Financial Statements.

The criteria for the attribution of customers according to business lines at the Bank in Israel are generally as follows:

A. Business Customers:

Division/Segment	Volume of Activities	Scope of Obligo	Volume of International Trade
Corporate	above US$ 50 million	above US$ 15 million	-
Commercial	above US$ 4 million and up to US$ 50 million	above US$ 1.3 million and up to US$ 15 million*	-
Small businesses	Up to US$ 4 million	up to US$ 1.3 million	Up to US$ 0.5 million

* Where the quality characteristics and the collateral mix suit the commercial business line, the scope of the obligo can reach up to US$ 20 million.

In addition, parameters have been determined for the segmentation of certain customers into the business segment and certain divisions, namely: complex and special transactions, complex projects and construction loans, which are likely to change the above classification.

B. Private Customers According to Financial Assets:

Division/Segment	Israeli Residents	Foreign Residents
Private Banking	above US$ 1 million	above US$ 0.5 million
Households	up to US$ 1 million	up to US$ 0.5 million
Commercial	up to US$ 1 million	up to US$ 0.5 million

C. Banking Subsidiaries are attributed as follows:

- The Arab Israel Bank Ltd. – to households, small businesses and commercial banking.
- Leumi Mortgage Bank Ltd. – to households, construction and real estate and commercial banking.
- Leumi USA is divided into 3 business lines*
- Leumi Switzerland and Luxembourg – to private banking
- Leumi UK – to commercial banking

*Bank Leumi USA
- corporate banking – obligo of over US$ 2 million or customers with growth potential
- private banking – customers with financial assets of over US$ 100,000 for local residents.
- global private banking – foreign customers with financial assets of over US$ 1 million.

Financial Measurement System

To provide administrative support for the operations according to segments, the Bank has established an operating and administrative system to manage profit centers according to business lines and additional classifications (the "Bahan" system).

The system's objects:
- measuring the profitability of the various profit centers;
- measuring the business activity volume of the various profit centers according to various classifications of business;
- uniformity in analyzing the business activity;
- overall control of the business activity and the profitability from such activity;
- directing the branches and other business units to achieve the Bank's targets, including profitability targets;
- to provide a basis for appraisal and remuneration;
- to provide a tool for allocating the Bank's resources in a rational manner.

The basis of the Bank's system is the "data warehouse" that centralizes all the Bank's transactions and, with the assistance of an appropriate index, enables transactions to be sorted and classified between the various profit centers.

The data below regarding operational segments includes the Bank's data according to the principles of the Bahan system as described below, while the data of the segments of the subsidiaries in Israel and abroad have been taken from their financial statements.

For the purpose of measuring the profitability by the Bank's Management and Board of Directors, exchange rate differentials arising from the investment in overseas subsidiaries are allocated to the net interest income of the overseas subsidiaries. For the calculating the profitability of the segments, exchange rate differentials in respect of the costs of financing which are recorded among the segments, including the effect of tax, are set off. Data, both before and after the setoff of exchange rate differentials are given in the chapter on Operational Segments.

The attribution of income and expenses according to business lines at the Bank is effected as follows:

Income

Interest Income:

The profit center is credited with the interest received from the loans that it granted or is debited with the interest that is paid on deposits it raised.

In parallel, the profit center granting the loan is debited, and the profit center receiving the deposit is credited with transfer prices. The transfer prices are determined on an economic basis and generally reflect risk-free returns or the marginal costs of raising funds with the same linkage sector and currency and for a similar term. The effects arising from exchange rate differentials between the shekel and foreign currencies, including adjustments from conversion of data of overseas subsidiaries, and also changes in the CPI on surplus uses and/or sources are attributed in the Group to the financial management sector. With the method described above, the profit centers bear credit risks but do not bear market risks.

Every profit center is credited on the capital that was allocated to it in respect of the risk assets in accordance with the risk free yield and is charged in respect of the additional cost of the Tier II capital. In this way the Bank's available capital is credited with interest equal to the marginal cost of raising funds in accordance with the segment that it is financing, or invested in the capital market. The income from the management of the nostro is reflected in the financial management segment.

The provisions for doubtful debts are charged to the profit center in which the customer's account is managed.

Operating Income

All the operating income (commissions and other operating income) that the Bank charges its customers and/or subsidiaries in respect of various services is credited to the profit center in which the customer's account is managed. Income from nostro securities, profits of the severance reserve and dividends that the Bank receives are credited to the financial management profit center.

Expenses

The Bank's expenses are attributed to the various profit centers based on an "operations costing" system and according to the activity volumes (the amount of the operations of the profit center).

The costing is ABC (activity based costing) - a costing system which calculates the cost of a transaction by transaction type, line of business and distribution channel. The system costs some 6,200 transactions of different types.

Expenses that are not connected to the activities of the profit center (the activity segment), such as expenses in connection with the actuarial pension liability, are not charged to the profit centers and are reflected in the financial management segment.

For further details regarding Operational Segments, see pages 83-129 of the Directors' Report and Note 28 to the Financial Statements.

Capital Resources and Transactions in the Shares of the Bank

Shareholders' Equity of the Group at 31 December 2005 amounted to NIS 16,000 million, compared with NIS 14,986 million at the end of 2004, an increase of 6.8%. The increase in shareholders' equity mainly derives from the profit for the year, and from changes in the adjustments for the presentation of available for sale securities according to fair value, less the dividend.

The securities portfolio (nostro) mainly holds government debentures, which generally represent the use of raised sources and the available capital. The majority of the securities portfolio is classified as available for sale securities and is included in the balance sheet on the basis of fair value. The income is recorded in the statement of profit and loss on an accrual basis, and the difference between the value on an accrual basis with regard to debentures and according to a cost basis with regard to shares and the fair value is directly recorded in a separate item in shareholders' equity, following the deduction of the effect of related taxes.

In consequence of the change in the fair value of debentures in all the segments, a net decrease in value of NIS 48 million was recorded in shareholders' equity, compared with a decrease in value amounting to NIS 25 million in 2004. (All of the amounts are net after the effect of taxes.)

The total net aggregate balance of adjustments of securities held in the available for sale portfolio to market value as of 31 December 2005 amounted to NIS 46 million (after the effect of taxes).

According to the principles of the capital adequacy computation, the balance in respect of adjusting securities to fair value does not affect the capital computation for the purpose of the minimum capital ratio, save for net losses that have not yet been realized from adjustments to fair value of shares available for sale less the effect of taxes.

Shareholders' Equity relative to Total Assets on 31 December 2005 reached 5.9%, similar to that on 31 December 2004.

Shareholders' Equity relative to Risk Assets was 11.55% on 31 December 2005, compared with 11.25% on 31 December 2004. This ratio is higher than the minimum ratio of 9% set by the Supervisor of Banks.

The ratio of Tier I capital to risk assets reached 7.46% on 31 December 2005, compared with 7.53% at the end of 2004.

The improvement in the capital adequacy ratios derives primarily from the profits in 2005 and an increase in the Tier II capital, which was partly set-off by the dividend paid.

Issue of Subordinated Capital Notes and Raising Subordinated Deposits

During 2005, the Group continued raising Tier II capital as follows:

1. In July 2005 subordinated capital notes in the amount of NIS 1,500 million were issued, within the context of a prospectus published by Leumi Finance Company Ltd, linked to the CPI and bearing interest at the rate of 3.7%, repayable in one payment on 31 December 2010.

2. On 22 November 2005, Leumi International Investments N.V. ("LII") (a wholly-owned subsidiary) published an updated prospectus regarding its Medium Term Note Program, established in 1997, under which LII may issue notes up to a total of US$ 1.0 billion, guaranteed by the Bank. On 6 December 2005, an update of the said prospectus was published.

   In December 2005 LII raised the sum of US$ 112.5 million in subordinated capital notes, repayable after seven years, and with floating rate interest of six month LIBOR + 0.50%.

   The prospectus is still open and allows for the raising of additional amounts and/or the reissue of amounts that have been repaid, on terms to be determined. As of the date of publication of this Report, a further US$ 449 million could be raised under the program.

3. The Bank raised subordinated shekel deposits of some NIS 499 million.

4. Leumi Mortgage Bank raised subordinated shekel deposits of NIS 854 million.

In total the Group raised Tier II capital (subordinated deposits and subordinated capital notes) of some NIS 3,371 million in 2005.

Interested Persons' Transactions in the Shares of the Bank

On 2 January 2005, Eliahu Insurance Company Ltd. exercised its options (Series 7) to purchase shares such that the holding of the Eliahu Group in the Bank increased from 9.9969% to 11.4%.

On 3 February 2005, the Eliahu Group sold 20 million shares in the Bank and its holding in the Bank decreased to 9.98% of the issued capital. On 19 January 2006, Eliahu Insurance Company Ltd. acquired 194,131 shares and the holdings of the Eliahu Group returned to 9.9969%.

For details in respect of the sale of shares by the State see above on pages 13-15.

The Issue of Options to Employees

On 2 February 2006, the Bank's General Meeting approved a plan for the issue of options to the Bank's employees and to various employees of the Leumi Group, as determined in the outline published by the Bank on 24 January 2006 (the "outline"). In accordance with this program, on 14 February 2006, 84,853,960 options, exercisable into 84,853,960 ordinary shares of the Bank, were allotted. The said options are subject to all the terms of the outline, including:

1. The options will be exercisable in two equal annual tranches, the first tranche at the end of two years from the date of the allotment of the options and the second tranche as from the end of the second year from the date of the allotment of the options and up to the end of the third year from the date of the allotment of the options.

2. The options were issued to the employees free of consideration.

3. The exercise per share will be NIS 13.465 and will be linked to the CPI (commencing from September 2005). The price will be adjusted for the distribution of dividends (whose amounts will be linked to the CPI), bonus shares and the bonus element of rights issues, if such issues take place.

In respect of the issue of the said options, the Bank will record salary expenses in accordance with the fair value of options with the addition of salaries tax. This expense will be recorded in the Bank's financial statements over a period of two years from the date of allotment.

For further details see pages 190-191.

The estimate of the fair value of the options, as of the date of allotment, which was prepared by an external valuer in accordance with the Black & Scholes model, is some NIS 422 million. The calculation of the fair value is based upon the following principal criteria:

- standard deviation of the annual yield: 25%.

- risk free linked interest rate: 3.5%.

- price per share – the closing rate of NIS 17.30 per share on 14 February 2006.

- dividend distribution policy: 50% of the net profit.

- rate at which employees leave during the course of the vesting of the options: 2%.

The Bank received approval from the tax authority for the operation of the plan as a "plan for the allotment of shares by means of a trustee" within the context of section 102 of the Income Tax Ordinance, on the capital gains taxation path. Some of the profit benefit (which will be considered to be income from work in the hands of the employees) at the time of the granting of the options is some NIS 368 million. In respect of this portion, the Bank will pay salary tax and national insurance contributions in the amount of some NIS 83 million, and as against this the Bank will save companies tax and profits tax in the amount of some NIS 163 million. This saving will be recorded in the Bank's books over the period of two years from the date of the allotment, simultaneously with the recording of the expense. The amount of the expense in respect of the fair value will be recorded against capital account.

Sale of Shares to Employees

In February 2006 the offer of 2.873% (out of an amount of 3.873% to which the employees are entitled in respect of the privatization) of the share capital of the Bank by the State to the employees was agreed upon with the Accountant-General. The base price for the purchase of a share was set at NIS 16.10 per share (the average price of the shares, as sold to Barnea). The shares will be offered to the employees at a discount of 25% below the base price, the price being linked to the CPI for September 2005 up to the date of exercise of the offer with the addition of interest of 2% per annum from 24 November 2005 (the "Exercise Price"). The Exercise Price will be adjusted for the dividend distribution on 28 February 2006 (NIS 0.78 per share).

The benefit granted to the employees in respect of the said purchase (according to the price per share on 15 March 2006) will be recorded as a salary expense in the sum of NIS 225 million against the capital account when the shares are allotted, which is expected to occur in the second quarter of 2006. In order to finance the purchase of the shares, the Bank intends to make credit available to the employees in the amount of some NIS 466 million, for four years repayable in one payment at the end of such period. The credit will be linked to the CPI and will not bear interest. The grant of the credit is subject to the Supervisor of Banks' approval. The amount of the credit will be deducted from the Bank's capital.

The above figures are estimates only and the final figures will be determined on the date when the shares are transferred to the employees against payment.

For further details see page 191.

Distribution of Dividends

A. Dividend Policy for 2006-2007

On 29 March 2006 the Bank's Board of Directors resolved to determine the dividend policy as follows:

It is the intention of the Board of Directors to recommend to the General Meeting the distribution of an annual dividend, for the years 2006 and 2007, in an amount constituting at least 50% of the net annual distributable profit of the Bank, if there is no adverse change in the profits of the Bank and/or in its business and financial condition and/or in the general economic situation and/or in the legal and fiscal environment.

All dividend distributions will comply with the provisions of the Companies Law, 1999, which provides, *inter alia*, that the Bank may make a distribution out of its profits provided that there is no reasonable concern that the distribution will prevent the Bank from meeting its present and anticipated obligations, when they become due. The Bank is also required to comply with the limits laid down by the Supervisor of Banks such as: minimum capital ratio of not less than 9%, compliance with the requirements of section 23A of the Banking (Licensing) Law, 1981, which placed limits on the percentage of equity that a banking corporation may invest in non-banking (real) corporations, and also compliance with the limits determined by the Supervisor of Banks regarding granting credit as a percentage of equity and the limits he determined regarding dividend distributions, such as: no dividend will be distributed if the non-monetary assets exceed equity or if the dividend distribution will cause such a situation; no dividend will be distributed out of capital reserves or positive differentials arising from the translation of the financial statements of autonomous overseas units; or where one or more of the last three calendar years ended with a loss.

The abovementioned policy is also subject to the restrictions arising from the privatization process relating to the Bank, which will apply after the grant of a control permit by the Bank of Israel. See "Sale of Shares of the Bank by the State" on page 15 above.

The above declaration of policy does not constitute any undertaking towards any third party (including concerning the dates of payment of the dividend or the rates of dividends in the future).

Certain declarations appearing above in this section contain "forward-looking information". For the meaning of this term, see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors Report" on pages 43-44.

B. The dividend policy for the years 2003 to 2005 (inclusive) was to recommend to the General Meeting the distribution of a dividend in an amount that constituted at least 35% of the annual distributable net profit of the Bank, and this in similar language to the policy for the years 2006 and 2007 detailed above.

C. Dividend for 2005

The Special General Meeting of Shareholders convened on 2 February 2006 approved the recommendation of the Board of Directors of 4 December 2005, regarding the distribution of a cash dividend at the rate of some 65.9% of the net profit for the first nine months of 2005 (some NIS 1,103 million), at the rate of 78.0% of the paid-up capital.

The dividend was paid on 28 February 2006 to shareholders of record on 15 February 2006 (the record date). The stock traded "ex" dividend on 16 February 2006. The dividend was at the rate of NIS 0.78 for every ordinary share of NIS 1.0 par value.

D. Dividend for 2004

The Special General Meeting of Shareholders convened on 1 February 2005 approved the recommendation of the Board of Directors of 16 December 2004, regarding the distribution of a cash dividend at the rate of some 65.6% of the net profit for the first nine months of 2004 (some NIS 1,004 million), at the rate of 71.0% of the paid-up capital.

The dividend was paid on 28 February 2005 to shareholders of record on 15 February 2005 (the record date). The stock traded "ex" dividend on 16 February 2005. The dividend was at the rate of NIS 0.71 for every ordinary share of NIS 1.0 par value.

E. Following are details of cash dividends declared and/or paid in the Group*:

	2005	2004	2003
1. Bank Leumi le-Israel B.M. - in NIS millions	**1,103**	1,004	400
2. The Arab Israel Bank Ltd. - in NIS millions	**60**	60	60
3. Leumi Mortgage Bank Ltd – in NIS millions	**54**	40	-
4. Various wholly owned companies of the Group - in NIS millions	**15**	28	16
5. Bank Leumi USA - in US$ millions	**20**	20	35
6. Bank Leumi (UK) PLC – in £ millions	**4.7**	4.5	10.6
7. Bank Leumi le-Israel Switzerland – in CHF millions	**-**	8.3	-
8. Migdal Insurance and Financial Holdings Ltd. - in NIS millions	**139**	25	2
9. Africa Israel Investments Ltd. - in NIS millions	**33**	30	23
10. Israel Corporation Ltd. – in NIS millions	**55**	-	27
11. Afsar Ltd – in NIS millions	**-**	18	-

* The Group's share in the dividend in accordance with its entitlement to receive profits as set out in Note 6 to the Financial Statements relates to the reporting year in respect of which the dividend was declared and not necessarily to the year of payment.

Principal data of Bank Leumi le-Israel B.M. group

	2005	2004	2003	2002	2001
	Reported amounts		Adjusted amounts		
Income, expenses and profits (in NIS millions)					
Net interest income before provision for doubtful debts	6,628	6,359	5,975	5,083	5,463
Provision for doubtful debts	1,426	1,514	1,883	1,907	1,549
Total operating and other income	3,718	3,403	3,216	2,896	2,823
Total operating and other expenses	6,070	5,488	5,603	5,252	5,314
Of which: costs of voluntary retirement	107	14	147	336	214
Operating profit before taxes	2,850	2,760	1,705	820	1,423
Provision for taxes	1,193	1,244	824	262	531
Net operating profit	2,059	1,904	1,159	413	918
After-tax net profit (loss) from extraordinary items	77	(8)	(14)	9	1
Net profit	2,136	1,864	1,145	422	919
Net operating profit, per NIS 1 par value of the nominal share capital (in NIS)	1.456	1.347	0.820	0.292	0.649
Net profit per NIS 1 par value of the nominal share capital (in NIS)	1.510	1.318	0.810	0.298	0.650
Dividend paid in the current year	1,103	1,004	400	-	-
Assets and liabilities at end of period (NIS millions)					
Total assets (total balance sheet)	272,824	255,782	246,585	243,520	244,772
Credit to the public	177,255	169,353	169,151	171,761	166,946
Securities	47,825	43,543	40,262	36,143	41,131
Deposits of the public	221,828	209,652	203,586	205,001	206,448
Shareholders' equity	16,000	14,986	14,213	13,147	12,972
Major financial ratios in annual terms (in %)					
Credit to the public to total assets	65.0	66.2	68.6	70.5	68.2
Securities to total assets	17.5	17.0	16.3	14.8	16.8
Deposits of the public to total assets	81.3	82.0	82.6	84.2	84.3
Total shareholders' equity to risk assets (a)	11.55	11.25	10.79	10.31	9.74
Primary capital to risk assets	7.46	7.53	7.29	6.83	6.70
Shareholders' equity (excluding minority interest) to total assets	5.9	5.9	5.8	5.4	5.3
Net profits to shareholders' equity (excluding minority interest) for the beginning of the period	14.3	13.1	8.7	3.3	7.8
Net operating profit to shareholders' equity (excluding minority interest) for the beginning of the period	13.7	13.4	8.8	3.2	7.8
Rate of tax provision	41.9	45.1	48.3	32.0	37.3
Provision for doubtful debts from credit to the public	0.80	0.89	1.11	1.11	0.93
Net interest income before provision for doubtful debts from total assets	2.43	2.49	2.42	2.09	2.23
Total income to total assets (b)	3.79	3.82	3.73	3.28	3.39
Total income to total assets managed by the Group (b)	1.83	2.00	2.01	2.04	2.07
Total operating and other expenses to total assets	2.22	2.15	2.27	2.16	2.17
Total expenses to total assets managed by the Group	1.07	1.13	1.22	1.34	1.32
Financial margin including income and expenses from derivative financial instruments	1.60	1.76	1.61	1.79	1.80
Operating expenses (excluding costs of retirement) to total income (b)	57.6	56.1	59.4	(c) 61.6	61.5
Operating and other income to operating and other (excluding cost of voluntary retirement)	62.4	62.2	58.9	(d) 58.9	55.4
Operating and other income to total income (b)	35.9	34.9	35.0	36.3	34.1

(a) Shareholders' equity – plus minority interest, less investments in capital of companies included on equity basis and various adjustments.
(b) Total income – income from financing operations before provision for doubtful debts plus operating and other income.
(c) Operating expenses (without voluntary retirement and without the net insurance collected due to extraordinary event in Switzerland in 2002) to total income is 64.1 %.
(d) Operating and other income to operating and other expenses (without voluntary retirement and without the net insurance collected due to extraordinary event in Switzerland in 2002) is 56.6%.

C. Other Information

Principal Developments in the Economy*

General

The improvement trend in economic activity that commenced in 2003 continued in 2005. Economic activity in Israel last year expanded by some 5.2% in real terms, more than the 4.4% increase recorded in 2004. Economic growth continued to be based on export, even though the export growth rate slowed to some 5.6%. Particularly noticeable was the rate of growth of exports of services (close on 12%, influenced by the substantial rise in the export of tourism services) compared with the slower expansion rate of the export of goods, due to a certain economic slowdown in Israel's primary trading target countries. Export oriented growth persisted despite an improvement in some fields of domestic demand, especially investments and public consumption. It was actually private consumption that expanded by a lower rate than in 2004, even though background conditions on the whole supported acceleration in that field. Unemployment, for example, was down in 2005 to some 9% on annual average compared with some 10.4% in 2004.

Global Economic Developments

While in 2004 the world economy recorded the fastest growth rate in the past twenty years at 5%, the rate had already slowed slightly in 2005 to some 4.3% per annum. The increase in oil prices was reflected during the year by a certain impairment of the growth rate in some parts of the world. The US economy grew by some 3.5%, compared with 4.2% in 2004, since no solution had yet been found to the large budget deficits and balance of payments current account deficits. It appears that the large-scale natural disasters that took place during the year in the United States, and especially Hurricane Katrina, impacted the US output of crude oil and gas and its energy products refining capacity, only in the short term.

Western Europe was harmed by the rejection of the draft European Constitution by the Dutch and the French. In addition, Europe is suffering considerable economic difficulties, and particularly weakness in economic growth. Economic growth recovery, from a rate of only some 1.2% in 2005, is expected to be very slow. In terms of the economic composition of the various countries, Europe is by no means uniform: Germany and Italy have based themselves on the export sector, while in the smaller economies, placing greater reliance on domestic demand, the prospects for economic recovery look brighter.

Economic activity in Asia depends to a crucial extent on export, as reflected in 2004, which was a peak year for import on the part of the OECD nations. As the curve of expansion of global demand slowed slightly, growth in those parts of the world also slowed from some 6.7% in 2004 to some 5.8% in 2005. A number of risks are liable to cast a cloud over economic growth in this region in future years, particularly a further and ongoing increase in energy prices. Other fears relate to an investment and credit bubble in China, especially in sectors such as real-estate, steel and certain consumer products. The Chinese authorities are convinced that proper policies will ensure a "soft landing". China, it should be borne in mind, is currently the rising force in the field of import (exclusive of diamonds) to Israel, ranking in third place in 2005. Moreover, the trend of sharp increase in import from China - which expanded from US$ 0.8 billion in 2002 to some US$ 1.9 billion in 2005 - indicates a possibility that in the not too distant future, China will advance to second place, after the United States.

Business Product and Economic Sectors

Israel's business sector product expanded in real terms in 2005 by some 6.6%, its highest rate since 2000. The growth of the business sector was based on increasing activity on the part of most of the economic

* Sources of data: publications of the Central Bureau of Statistics, the Bank of Israel, the Ministry of Finance and the Tel Aviv Stock Exchange

sectors, in particular the financial and business services sector (+6.5%). Both halves of the year recorded a similar growth rate. The Bank of Israel's corporate review for the last quarter of 2005 likewise pointed to a continuing upswing in economic activity throughout the year. According to companies' reports, the increase in activity was recorded in all sectors other than construction.

The upturn in the tourism sector and related sub-sectors did a great deal to support economic growth in 2005, against the backdrop of stabilization of the geopolitical situation. Figures for the number of overnight stays in tourist hotels, for both Israelis and tourists, point to an overall increase of some 12.5% as compared with 2004, up to some 19.1 million overnight stays in 2005. Thus, total overnight stays this year were only 2% less than in the peak year of 2000. The upswing in 2005 derived from an increase of some 42% in the number of overnight stays by tourists arriving in Israel, while the number of overnight stays by Israelis rose slightly, by less than one percent.

The Budget and its Financing

The State Budget deficit (exclusive of net credit extended) amounted in 2005 to some NIS 10.8 billion (1.9% of GDP), compared with a planned deficit of some NIS 18.9 billion (some 3.4% of GDP). The fact that the actual deficit was lower than planned can be ascribed primarily to underutilisation on the expenditure side (i.e. government ministerial spending and also interest expenses were lower than expected). Government revenue, on the other hand, was slightly higher than expected, even though tax revenues, and particularly indirect taxes such as customs duty and value added tax, fell short of the forecast. The State's income from taxes increased in 2005 by some 9% in real terms (net of the effects of legislation), primarily due to a sharp rise in income from direct taxes, deriving for the most part from an increase in economic activity and from enforcement campaigns being waged by the tax authority, while withholdings collection also increased in volume, mainly due to the influence of the banking and insurance sectors. The government deficit was financed for the most part by privatization income in an overall volume of some NIS 8.6 billion, from the sale of shares held by the State in Bezeq (the Israeli telecommunications corporation), and in Bank Leumi.
For details of the sale of Bank Leumi shares, see pages 13-15.

On 25 July, 2005, the Knesset approved an amendment to the Income Tax Ordinance, including a long-term taxation plan outlining Israel's tax policy for the next five years. Under this plan, resources totalling some NIS 11 billion were allocated for the purpose of reducing taxes for the entire duration of the plan, while the tax base is to be widened and enforcement intensified. For details of the effects of some of the changes called for by the tax reform on the Bank, see pages 188-189 below.

On 1 September, 2005, the value added tax rate was reduced from 17.0% to 16.5% for all except financial institutions, in respect of which payroll and profits tax rates remain unchanged.

Foreign Trade, Capital Flows and Exchange Rates

Israel's trade deficit amounted in 2005 to some US$ 7.9 billion, an increase of some 21% compared with 2004. The increase in the deficit derived for the most part from a rise in oil prices worldwide, whereas the deficit exclusive of energy materials, ships, aircraft and diamonds was reduced last year. The principal import components, namely raw materials and investment assets, increased at a dollar rate of some 4.5% and 3.2% respectively, compared with an increase of some 7.1% in the import of consumer goods. Industrial export (exclusive of diamonds) likewise expanded by a relatively moderate dollar rate of some 6.9%. These developments reflect the slowing of the global growth rate, a phenomenon to which Israel is exposed.

In 2005 the economy's foreign currency activity, in the non-banking private sector, pointed to a considerable increase in both foreign residents' investments in Israel and overseas investments by Israeli residents. Foreign residents' investments in Israel amounted in 2005 to some US$ 10.8 billion, with a conspicuous increase in direct investments to some US$ 6.1 billion (a significant upturn compared with 2000, which was a peak year and in which these investments amounted to some US$ 5.1 billion). Overseas investments by Israeli residents peaked at some US$ 9.7 billion, mainly under the influence of a substantial increase in investments in the traded securities portfolio.

The amount of net surplus investments by foreign residents supported the shekel rate of exchange, with a moderating effect that prevented a more significant strengthening of the dollar against the shekel, given the stronger international showing being made by the US currency. The shekel depreciated against the dollar by 6.85% in 2005, compared with a depreciation rate of only 1.7% on the part of the shekel against the currency basket. Moreover, in the first half of 2005, the shekel/basket exchange rate remained stable. The difference is largely explained by the international strengthening of the dollar against other foreign currencies. Against the euro, for example, the dollar strengthened by some 15.3% in 2005. Obviously, the improvement in the background conditions of the economy, with an attendant increase in the balance of payments current account surplus, alongside a substantial volume of capital inflows, constitute a convenient background for the relative stability of the shekel rate of exchange against the currency basket. However, the rise in political uncertainty and the narrowing of the interest rate gaps between the shekel and the dollar operated to weaken the shekel. Thus, the weakening of the shekel against the dollar evidently derived, for the most part, from influences extraneous to the economy (relations between various foreign currencies), while domestic influences were relatively moderate, being noticeable primarily in the second half of 2005.

The public's foreign currency and foreign currency-linked deposits with the **Bank** amounted at the end of December 2005 to some US$ 16.6 billion dollars compared with US$ 15.8 billion at the end of 2004.

The value of the **Bank's** foreign securities portfolio was up 16.7% in that period, from some US$ 6.0 billion at the end of 2004 to some US$ 7.0 billion at the end of December 2005. Foreign currency conversion turnovers increased by some 15.1% from some US$ 97.6 billion in 2004 to some US$ 112.3 billion in 2005.

Inflation and Monetary Policy

In 2005, the Consumer Price Index recorded a rise of 2.4%, within the Government's price stability target range (of 1% - 3%), following a 1.2% rise in 2004. A considerable portion of the rise of the CPI in 2005 was due to the depreciation of the shekel against the dollar, affecting mainly the housing item, which accounts for some one fifth of the CPI (the shekel depreciated altogether against the dollar by 6.85%, mostly due to the strengthening of the dollar internationally, while the depreciation rate serving to calculate the housing item amounted to some 6%). The CPI was also influenced by the rise of oil prices worldwide. Price stability was reflected also in the financial markets: inflation expectations for the upcoming twelve-month period, which derive from capital market data, fluctuated during the year in the narrow range of between 1.5% and 2.5%, while inflation expectations commencing from the third year and thereafter fluctuated around the upper limit of the target range.

Price stability enabled the Bank of Israel to reduce the interest rate at the beginning of 2005 to 3.5%, a level that was maintained from February to September. Since October, however, the interest rate was raised up to 4.5% in December 2005. The Bank of Israel explained that it had changed its policy on the basis of its assessment that a more restrictive international monetary policy was to be expected, due to fears of a rising inflation rate resulting from prices of energy and goods. It also assessed that the real short-term interest rate in the economy was too low, given the increased rate of growth, and the possible effect of the depreciation of the shekel against the dollar on the inflation rate. The interest rate hike continued at the beginning of 2006, reaching 4.75% in March 2006.

The Capital Market

The shares and convertible securities index rose in 2005 by some 32.8% following an upturn of some 17.6% in 2004. The advances in the index were recorded in every month of 2005, with the exception of June. At the same time, the number of public offerings and public companies grew. 2005 was also characterized by record levels of trade and the highest levels of capital raising in the debentures market. Outstanding among the commerce sectors was the commercial banks share index, which was up by some 55.1%. Quotations rose primarily due to an improvement in the economic situation, reflected in the ongoing growth process, which affected corporate profitability. An underlying trend was the improvement in the geopolitical situation and the conclusion of the Gaza disengagement process, as well as the

relatively low interest rate, both short term and long term. These factors also affected foreign investors, who invested, through the listed securities portfolio, a record amount of some US$ 2.6 billion in securities listed in Israel. The trading turnover of shares and convertible securities on the Tel Aviv Stock Exchange considerably expanded, amounting to some NIS 895 million on daily average, compared with NIS 596 million on daily average in 2004, up by some 50%. The trading turnover was over four times higher than in 2002.

The upswing in economic activity was also reflected at **the Bank**, which recorded a transition from deposits to capital market activity. In the activity mix as of the end of 2005, 51.3% is attributable to off-balance sheet activity as compared with 45.4% at the end of 2004. The increase in the activity volume on the capital market resulted in 21.9% higher income for the Bank from customer activity, up from some NIS 627 million in 2004 to some NIS 764 million in 2005.

The CPI-linked government debenture index rose in 2005 by some 6.5%, most notably in 7-10 year debentures (8.4%). This rise is explained primarily by the low volume of long-term capital-raising exercises by the government following a low government deficit, financed primarily out of privatization income. Unlinked fixed-interest government debentures rose by some 5.4%, while debentures with a term to redemption of more than 5 years posted a sharp rise of 10.8%, with a corresponding downturn in yields to redemption (to 8 – 9 years) from some 6.9% in January to some 6.2% in December 2005.
The non-government debenture market was characterized in 2005 by large and numerous issues. The sharp decrease in government capital raising allowed companies to raise capital at unprecedented levels of some NIS 45 billion, most of which was CPI-linked.

Financial Assets of the Public

The value of the financial assets portfolio in the hands of the public amounted at the end of December 2005 to some NIS 1.82 trillion, an increase of some NIS 300 billion (19.8%) compared with the end of 2004. A considerable proportion of the increase in the portfolio is explained by the effects of the revaluation of assets, particularly against the backdrop of the rise in prices of debentures and shares on the Tel Aviv Stock Exchange. At the same time, 2005 recorded a substantial component of inflows of new savings by households and companies, resulting from the improved economic situation, and which were applied to the acquisition of financial assets in Israel and overseas. The rise in the value of the shares, accounting for about half the rise in value of the portfolio as a whole, brought the balance of shares in Israel and abroad to some 29.7% of the portfolio (compared with some 25.3% at the end of 2004), while only in 1994 and 2000 was the weight of shares higher. By contrast, the unlinked and CPI-linked components slid in comparison with the end of 2004 and the foreign currency linked component - affected by the currency depreciation and the increase in deposits - rose.

The mix of the public's financial assets managed by the banking system continued to change in 2005, mainly against the background of the low interest rate, as funds transferred from balance sheet activity (deposits of the public) to other financial assets in the capital market. Thus, deposits of the public in the Group rose in 2005 by a moderate rate of 5.8%, while the balance of clients' assets managed by the Group rose by the significant rate of 26.0%.

The public's total financial assets managed by the Group (deposits of the public, debentures and capital notes, security portfolios including mutual funds and also provident funds and supplementary training funds) amounted at the end of December 2005 to some NIS 514.0 billion, compared with NIS 441.6 billion at the end of December 2004, an increase of 16.4%.

Bank Credit

Bank credit (including mortgage banks and based on monthly averages) increased in 2005 by a nominal rate of some 3.0%. The increase in credit was conspicuous in the unlinked shekel sector (10.8%), being partially offset by the reduction in foreign currency credit. The slight increase in the real level of bank credit in the economy, despite a very fair rate of growth, is explained primarily by the considerable expansion of non-bank credit to the business sector, constituting an alternative to bank credit, as a result of debenture issuances by companies being acquired, primarily by institutional investors. According to Bank

of Israel figures of as of the end of 2005, the weight of institutional investors in loans to the business sector rose from some 5.8% in 2000 to 18.6% in 2005, with a corresponding decrease in the weight of the banks from some 77% to some 62%. Based on Tel Aviv Stock Exchange data (which evidently represent an underestimate) the volume of listed and non-listed issuances by Israeli companies (exclusive of banking subsidiaries, structured debentures, exchange traded certificates and certificates of deposit), that may serve as a substitute for bank credit, reached, in the Bank's estimation, some NIS 29 – 30 billion in 2005, approximately equivalent to a 5% increase in bank credit.

As distinct from the development of bank credit to the business sector as described above, loans to households posted a relatively high increase. Bank of Israel data on balance sheet-related credit risk among ordinary banking corporations (on a consolidated basis) pointed to an increase of some 7.2% in the first nine months of 2005 in the households sector exclusive of housing loans, and of some 4.3% including housing loans.

The **Bank's** credit to the public amounted at the end of December 2005 to some NIS 122.2 billion, an increase of 3.4% as against the end of 2004. For details of activity segments of Group credit see page 83.

Credit Rating of the State of Israel and Bank Leumi

The Fitch credit rating company announced on 14 February 2005, that it was raising Israel's credit rating forecast in local currency from "negative" to "stable". The company's announcement stated that this improvement reflected the decline of Israel's public debt in 2004, and better medium term debt dynamics.

The S&P credit rating company announced on 11 January 2005, that it was raising Israel's credit rating forecast from "negative" to "stable". The revision reflects an improvement in the budget deficit for the year 2004 and positive assessments as to developments in the budget sphere in the coming years, as supported by the US administration's guarantees plan, the resumption of economic growth and the significant improvement in the balance of payments. In addition, S&P noted the stabilization of geopolitical risks.

The S&P credit rating company announced on 28 February 2006 that it was raising the long term credit rating of **the Bank** from BBB+ to A-. The rating forecast is stable. Raising of the rating is explained by the company's evaluation that the Government of Israel would provide significant assistance to **the Bank** in times of distress.

The Ma'alot credit rating company rated the liabilities of the Bank and the deposits with the Bank AA+. The company rated the Tier III and upper Tier II capital that **the Bank** issued through private placements AA- and A+ respectively. The liabilities of Leumi Mortgage Bank and the deposits placed with it were rated AA+ by the company.

The following table sets out the credit rating of the State of Israel:

Rating Company	Long Term Foreign Currency Credit Rating	Long Term Foreign Currency Credit Rating Outlook
Fitch	A-	Stable
Moody's	A2	Stable
S&P	A-	Stable

The following table sets out the Bank's credit rating given by the foreign credit rating companies:

Rating Company	Long Term Foreign Currency Credit Rating	Long Term Foreign Currency Credit Rating Outlook
Fitch	BBB+	Stable
Moody's	A2	Stable
S&P	A-	Stable

Additional Events

In September 2005, "The Banker" chose Bank Leumi as "Banker of the Year in Israel" for 2005. This choice was based both on the Bank's financial results and on its strategic initiatives, its adoption of state-of-the-art technologies and the Bank's share in the general economic growth. The magazine also ranked the Bank in the 149th place in the world banking system.

General Environment and the Effect of External Factors on Activities

Part of the information in this Section is **"forward-looking information"**. For the meaning of this term see the section "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" in this chapter.

Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following their recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counselling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

The major matters dealt with in the laws are:

1. A banking corporation that has material retail activity shall not hold any means of control in a provident fund management company or a mutual fund management company and shall not hold more than 10% of any means of control in a corporation that controls or holds more than 25% of such company.

   Further, the controller of such a banking corporation will not hold more than 5% of any type of means of control in such a company or in a corporation whose business is the management of investment portfolios, as mentioned in paragraph 3 below, and will not hold more than 10% in another corporation which controls or holds more than 25% of one of these.

   As an exception to these prohibitions on holdings, a bank is permitted to control and to be an interested person in a company which manages a central provident fund for severance pay whose only member is the bank, and to manage the same, and to manage a provident fund all of whose members are employees of such banking corporation or of a corporation controlled by it, and which on 1 July 2005 was closed to the joining of new members.

2. The reduction in holdings in provident fund management companies and in mutual fund management companies will be effected as follows:

   Each of the large banks (the Leumi and Poalim Groups) must reduce its holdings in provident funds so that after two years they will each have reduced their market share to no more than 18% and after three years will have no such holdings.

   Each of the large banks must reduce its market share in mutual funds to no more than 25% after two years, to no more than 12.5% after three years and after four years they shall have no such holdings.

The other banks in the system were given longer periods to realize all their holdings.

By the date by which the banking corporations are required to have realized all their holdings in provident fund and mutual fund management companies, they are also required to reduce their holdings in corporations controlling or holding more than 25% in such companies, so as to reach holdings in the legally permitted percentages (as mentioned in paragraph 1 above).

Further, by the date by which the banking corporations are required to have no holdings in provident fund management companies, the banking corporations must reduce their holdings in portfolio management companies which manage investments for institutional entities, as set out in paragraph 3 below.

3. Banking corporations as mentioned in paragraph 1 above will not control nor hold more than 5% of a corporation which manages portfolios, which include the assets of an insurer held on behalf of its insured, of provident funds (including pension funds) and of mutual funds.

4. Pursuant to the team's recommendations, the laws defined two fields that require training and licensing and that are subject to regulation and supervision - counselling and marketing, of both financial products and pension products, and the entities operating in the capital market are required to choose between them. Amendments for this purpose were made *inter alia*, to the Banking (Licensing) Law, 1981, the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995, which also regulates the profession of investment marketing, the Joint Investment Trusts Law, 1994 and the Insurance Business (Control) Law, 1981. In addition, a new law was enacted to deal with pension counselling and pension marketing, which applies to counselling with relation to provident funds, pension funds and insurance programs included in or connected to provident funds and pension funds.

5. The possibility of choosing between the profession of investment counselling and pension counselling, and the profession of investment marketing and pension marketing was not made available to banking corporations with material retail activity or their controlling entities or entities controlled by them. These may engage in counselling only, except that they are permitted to market structured products, options and futures contracts issued by themselves only. In addition, provision of pension counselling by a banking corporation will require the receipt of a license from the Supervisor of the Capital Market, the receipt of which, as detailed below, has been made subject to various conditions.

Other entities have the option of choosing between these two professions; those that choose to receive a marketing license will be permitted (as opposed to the original recommendations of the team which recommended allowing the marketers to market the products of two institutional entities, including the marketer itself) to market products without limitation, on condition that they bring the fact that they are marketers and are interested persons in the products that they are marketing to the attention of their customers. The marketers are prohibited from using the word "counselling" in their name or publications.

Marketers, whether of financial products or pension products, are permitted to receive benefits both from the institutional entities whose products they are distributing and from the customers.

6. Holders of investment counselling licenses, including banking corporations, are prohibited from counselling or executing transactions in respect of financial products in which an institutional entity (including its controlling entities or entities controlled by any of them) which holds 10% in the counsellor has an interest (interest meaning management of the product, offering or issuing the product, or the receipt of a benefit other than from the purchaser or holder of the product, unless expressly permitted by law, hereafter: "interest"). Holders of investment counselling licenses and banking corporations are permitted to receive distribution commission from an institutional entity in connection with counselling and executing transactions in mutual funds and supplementary training funds.

In this regard, it was determined that the rate of commission that investment counsellors may charge a mutual fund manager or a supplementary training fund management company for executing transactions will not vary as a result of its being collected from various fund managers and it will not be dependent on the identity of the supplementary training management company. The Minister of Finance is authorized to issue regulations to determine the conditions for the payment of such commissions, their maximum rate and their manner of calculation. The Minister of Finance issued regulations with regard to distribution commissions in February 2006.

7. Holders of investment counselling licenses or their related entities are prohibited from issuing exchange traded certificates.

8. Pension counsellors will be under a duty, when choosing the type of pension product, to consider all the types of pension products, and when choosing the pension product of the relevant type, to consider all the pension products and the institutional entities.

   Pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity (including its controlling entities or entities controlled by any of them) which is an interested person in the banking corporation has an interest. Similarly, pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity has an interest, where the controller of the banking corporation holds more than 10% or controls such institutional entity.

   In addition, pension counselling provided by a banking corporation may only be given in a permanent branch building, which has been licensed as a branch under the Banking (Licensing) Law.

   Pension counsellors may receive distribution commission from the management company in respect of a provident fund for savings, pension or severance pay, which is not an insurance fund, and in respect of a supplementary training fund, subject to limitations. The rules regarding distribution commissions to be paid by the management company were laid down in the distribution commissions regulations issued by the Minister of Finance in February 2006.

   These restrictions do not apply to pension marketers, who, as mentioned above, may counsel and sell, in accordance with the law and as opposed to the recommendations of the team, all pension products, and to receive benefits from the managers of such products.

   A pension counsellor which is a banking corporation is forbidden to enter into an agreement with an employer or employers' organization regarding the provision of pension counselling to the employees of such employer or to the employees of an employer who is a member of such organization. In addition, a banking corporation is forbidden from entering into an agreement with an employees' organization regarding the provision of pension counselling to the employees it represents. This restriction does not apply to a pension marketer.

   The law provides that a transaction in a pension product may only be carried out as part of and in pursuance to pension counselling or marketing.

9. Investment counsellors in financial products and pension counsellors may not enter into agreements for the provision of services with institutional entities (provident fund managers, pension funds, insurers, mutual fund managers), which are not in the usual course of business of the counsellor, which are not on an arm's length basis or which may materially affect the profitability, assets or liabilities of the counsellor unless they have received the prior written approval of the Chairman of the Securities Authority or the Supervisor of the Capital Market, as appropriate, and with regard to banking corporations, also of the Supervisor of Banks and, until 2010, the Antitrust General Director.

10. Banking corporations may receive a pension counselling licence where all the following conditions are fulfilled:

the banking corporation is permitted to carry-out pension counselling under the Banking (Licensing) Law; the bank does not hold more than 5% of an insurance company and does not hold more than 10% of a company that controls, or holds more than 25%, of an insurance company; the bank has reduced all its holdings in provident funds and mutual funds as required by the law so that it no longer holds provident fund and mutual fund management companies and holds no more than 10% of another company that controls or holds more than 25% of a provident fund or mutual fund management company; the Supervisor of the Capital Market is convinced that the bank's undertaking of pension counselling will not have a materially detrimental affect on the development of competition and prevention of concentration in Israel, in the field of pension counselling, in brokerage activities between customers and institutional entities and in the field of banking, such being after consultation with the Antitrust General Director and the Supervisor of Banks.

However, the Supervisor of the Capital Market may give a pension counselling licence to a banking corporation where its shareholders' equity and that of banking corporations controlling it and controlled by it do not exceed NIS 10 billion, even before the completion of the sale of their holdings in provident funds and mutual funds.

11. During the period determined in the law, and which is longer in the case of the Leumi and Poalim Groups than for other banks, the pension counselling licence of a banking corporation will be restricted and the banks will be permitted to counsel only in respect of some of the pension products, that is, provident funds for savings, pension or severance pay which are not insurance funds, but not in respect of insurance funds and life insurance products included in or connected to provident funds. The restricted counselling period for the Leumi and Poalim Groups will be 5 consecutive years from the date upon which each bank complies with the conditions for receiving a pension counselling licence (the first three conditions referred to in paragraph 10 above) while with regard to the other banks, the period will continue until the relevant bank has first complied with the said conditions for receiving a pension counselling licence, but no earlier than 31 December 2009.

During the restricted period, a bank must advise its customer that the pension counselling it gives is restricted to certain types of product, but nonetheless the law provides that when choosing the type of product which is most appropriate to the customer, the holder of the counselling licence will consider all the types of pension products, both those permitted and those forbidden to it, but the choice of the product most appropriate to the customer will be from the permitted products, on condition that the most appropriate product for the customer is in fact a permitted one.

12. The supervision of and enforcement relating to provident funds have been laid down in a new law – the Financial Services (Control) (Provident Funds) Law, 2005. This law regulates for the first time provident funds managed personally by the individual members. The unique nature of such a fund is that it is intended for an individual member who is permitted to give instructions regarding the investment of the fund's moneys. The laws also determine that the control of and the holding of a specified percentage of the means of control in an institutional entity shall be conditional upon obtaining a permit. Obtaining a permit as aforesaid shall be conditional on the permit applicant's market share not exceeding 15% in the long-term savings sphere and 20% in the mutual funds sphere. This law makes basic changes to employee and employer rights in relation to provident funds, the principal ones being the freedom of choice allowed to employees with regard to provident funds and the freedom of movement between funds without the interference of the employer or employee organizations.

13. The laws regulate subjects that did not arise from the team's recommendations, including, *inter alia*: an amendment to the Banking (Licensing) Law which permits a bank and a mortgage bank to control an insurance agent whose business is that of life insurance and household insurance connected with the granting of housing loans, an amendment to the Banking Ordinance that allows the Supervisor of Banks to publish Proper Banking Management Directives, and ratifies the existing Proper Banking Management Directives, an amendment to the Banking (Licensing) Law

which will require the receipt of the consent of the Supervisor for the establishment of an auxiliary corporation by a banking corporation, civil penalties for breach of Proper Banking Management Directives and other breaches, including certain breaches of the Banking (Service to Customers) Law, the possibility of imposing civil fines for breaching various provisions of the Banking (Licensing) Law and breaches of various provisions of the Regulation of Engagement in Investment Counselling, Investment Marketing and Management of Investment Portfolios Law, and more.

14. The laws include transitional provisions for the various amendments. So long as their entire holdings in provident funds and mutual funds have not been sold, the provisions of the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995 will apply to banking corporations, as they were prior to the amendments. However, with regard to counselling on provident funds for savings and personal provident funds for severance pay, the said law will continue to apply until the earlier of either the end of three and a half years from the date the new legislation came into affect, that is 10 August 2005, or until the receipt of a pension counselling license.

The Team's Proposals regarding Underwriting Activity

The team's recommendations included proposals to strengthen the restrictions on underwriting by corporations controlled by banks. On 12 February 2006, draft Securities (Underwriting) Regulations were published on the internet site of the Israel Securities Authority, the enactment of which, in the proposed form, would be likely significantly to damage the business activities of Leumi & Co. Underwriters Ltd., under its present control structure. The regulations require the approval of the Finance Committee of the Knesset before they become effective.

Regulation of Distribution Commissions

On 26 February 2006, regulations were published in the Government Gazette ("Reshumot") regarding the payment of distribution commissions in respect of distribution of mutual funds and distribution commissions in respect of provident fund distribution. With regard to mutual funds, three levels of maximum rates of distribution commissions were determined, which are to be calculated in respect of the mutual fund units held through the distributor, according to type of mutual funds, being: 0.25% in respect of funds investing mainly in short-term, low risk investments, 0.8% in respect of funds investing mainly in equities and 0.4% in respect of other funds.

It was determined that a distributor will not be entitled to charge distribution commission in respect of mutual fund units as detailed below:

units purchased prior to the date when the regulations go into effect, except for mutual fund units that on 10 August 2005 were managed by a fund manager that was controlled at the time by the same distributor or by a company that controlled such distributor, and at the time of collection of the commission was managed by a fund manager who was connected to the distributor pursuant to a distribution agreement; units of a fund registered for trade on the Tel Aviv Stock Exchange; units purchased by portfolio managers on behalf of a customer whose portfolio is managed by it; although a distributor that does not have holdings in a corporation that is a mutual fund manager may charge distribution commission for units that were purchased by a portfolio manager controlled by the distributor on behalf of a customer of the portfolio manager.

In relation to provident funds, including supplementary training funds, and in relation to pension funds, the maximum distribution commission rate is 0.25% regarding new deposits made as from 1 January 2006, and 0.1% regarding deposits made up to and including 31 December 2005, excluding monies in a fund controlled by a banking corporation on 10 August 2005, and monies to be transferred, as from 1 April 2006, from a fund that was controlled by a banking corporation on 10 August 2005, to another fund. In both of these cases, monies deposited prior to 31 December 2005 will bear the maximum commission rate of 0.25%. The commission calculation will be made with regard to the value of the fund assets deposited, transferred or that remain in the fund following continuation of membership as a result of advice that will be given to the member, including profits accrued thereto, and in a provident fund for

pension, the value of the assets standing against the obligations of the fund to the customer. The regulations come into effect as from 1 April 2006.

Regulation of Operating Commissions

In February 2006 the Supervisor of the Capital Market distributed a draft circular proposing restrictions on operating agreements between a pension counsellor and an institutional entity, including a maximum rate of commission of 0.1% for the provision of operating services to provident funds by a pension cousellor

In addition, the proposed circular enables a management company acquired from a banking corporation, or that acquired a provident fund from such, to continue to provide various services through the banking corporation to members of a provident fund managed by it who are not included under the fund's operating agreement, and which are usually part of the service that the pension counsellor provides to its customers; and so long as the members are not receiving this service as part of the pension counselling given by the banking corporation, to pay commission for the above services at a maximum rate of 0.25% of the value of the total assets of the member managed by the fund.

According to the proposed circular, the above service and payment are to be laid down in an agreement between the management company and the banking corporation, and the agreement is to be presented for the approval of the Supervisor of the Capital Market. Pursuant to the draft, the above arrangement will be in place for a limited period, namely, until the end of 2007, and it is proposed that the agreement lay down a mechanism to ensure that the management company does not pay for the service in respect of a member to whom the banking corporation does not intend providing pension counselling until the end of the above period or has not provided him in practice with pension counselling during such period. It is proposed that the management company not make the said payment to a banking corporation in respect of a member who received pension counselling from any pension counsellor, starting from the time of receipt of the counselling.

Actions Taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- On 15 September 2005 it was decided to sell the holdings in Leumi-Pia at a price of some NIS 535 million to Harel Insurance Investments Ltd., subject to the signature of an agreement between the parties and regulatory approvals.

- On 19 October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116 million.

- On 26 November 2005, the Bank decided to enter into an agreement, together with Leumi Gemel Ltd., for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.

  A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon funds, and the investment activities of the provident funds, were sold to Harel Insurance Investments Ltd. at a price of NIS 675 million. The completion of the transaction is conditional upon the receipt of regulatory approvals and the signature of distribution and operating agreements. A group of ten provident funds, the largest of which are Sion, the Central Fund for Severance Pay, Tzur and Sagi were sold to A. Solomon Investments Ltd. (or a company under its control) at a price of some NIS 473 million. The completion of the transaction is conditional upon the receipt of regulatory approvals, and other conditions precedent on the fulfilment of which the Markstone Fund will become the controlling shareholder of A. Solomon Investments Ltd. The Leumi Group will continue to provide operating services in relation to all the provident funds that were sold, subject to the signing of operating agreements.

- On 28 November 2005, the Bank decided to enter into an agreement, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds - Leumi Ltd. (the "Psagot Ofek Group"), for the sale of the goodwill, activities, assets and liabilities relating to all the assets of the Psagot Ofek Group, with York Capital Management ("York") on behalf of entities managed by it, at the price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control of the company that will manage the portfolio management activities. The completion of the transaction is subject to receipt of regulatory approvals and other conditions precedent.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. With regard to managers of funds that were controlled by the Bank at the time of publication of the laws, the commission will be charged as of the date when such fund managers are no longer controlled by the Bank. As of the date of sending this Report to print, the Bank was engaged in negotiations for the signature of distribution agreements.

- The Bank is preparing for the sale of its holdings in supplementary training funds.

- The Bank is examining, together with the employees' representatives, the preparations required for complying with the provisions of the permit given to the banks in the legislation, for the engagement in management of provident funds all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank is preparing to establish central funds for severance pay for its employees and employees of other Group companies.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement between funds, on its liabilities towards employees on retirement.

Effect of the Reform on the Bank and the Group

The reform will have a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counselling, distribution and the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counselling, the provision of pension counselling (when the Bank receives a license to engage in such activities), the provision of operating services to entities active in the capital market, and additional activities as detailed on page 12.

The limits in the legislation, under which a banking corporation may not carry out marketing activities but only counselling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counselling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

Further, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from activity in these fields. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

Part of the following information is "forward-looking information". See pages 43-44 for the meaning of this term.

The following table sets out details of income from management fees from mutual funds, provident funds and including supplementary training funds (in NIS millions):

Segment	2005	2004	2005	2004
	Consolidated		Bank	
From mutual funds	**427**	341	**291**	232
From provident funds	**201**	187	**137**	129
From supplementary training funds	**32**	33	**28**	30
Total	**660**	561	**456**	391

In the estimation of the Management of the Bank, based on the data and assumptions detailed below, in lieu of the income of the Bank and the Group arising from management fees as detailed above, which as of the completion of the disposal transactions will no longer arise, in 2006 the Bank may receive management fees, distribution commissions and commissions in respect of services to members, in amounts which will reduce the pre-tax profit by some NIS 220 million.

The bringing-forward/delay in the sale of all the mutual and provident funds by one month would reduce/increase Group profits by some NIS 25 million, before taxes.

The data and assumptions upon which the estimation is made are:

With regard to the first quarter of 2006, the income from mutual and provident funds, including supplementary training funds was calculated based on the balance of customers' holdings as they were on 31 December 2005, without assuming any change in the holdings, which might affect the scope of this income.

With regard to the following quarters, the distribution commission and commission in respect of services to members were calculated as follows:

The calculation of distribution commission in respect of mutual funds is based on the balance of the holdings of customers of the Bank or the Group, as the case may be, as they were on 31 December 2005, and weighted commission rates, according to the types of the total fund assets managed by Leumi Pia and Psagot on 31 December 2005, without assuming any changes in the holdings, which might affect the amount of commissions to be received by the Bank, both due to changes in the classification of funds and to changes in the scope make-up of customers' holdings.

The calculation of the distribution commission is based on the maximum rates determined in the regulations.

The calculation of the distribution commission in respect of mutual funds is based on the assumption that the funds' classifications are according to the funds' actual investments as of 31 December 2005.

The calculation of the distribution commission in respect of provident funds also includes commission in respect of services to members that are usually part of the service provided by a pension counsellor, for as long as pension counselling is not provided. Payment of this commission is conditional on the publication by the Supervisor of the Capital Market of the circular mentioned in the paragraph above, "Regulation of Operating Commissions", and also based on the balances of the holdings of members of provident funds managed by the Group, as they were as of 31 December 2005, assuming that the commissions will be paid on these total balances. This calculation was made without any assumption as to changes in holdings, which might affect the amount of the commissions that the Bank will receive.

Operating commission that the Bank may receive from operating services was not taken into account in the calculation, in light of the significant expenses involved in providing these services.

In the above amounts, the use that the Bank is likely to make of the consideration of the sale of holdings carried out in consequence of the legislation was not taken into account.

The transactions carried out by the Bank (with the exception of the sale of Direct Insurance which was completed in 2005) are expected to be completed during 2006, and consequently the Bank anticipates in 2006 net capital gains of some NIS 1.9 billion (excluding the outcome of sales of the Bank's share of supplementary training funds, which have yet to be sold).

In the Bank's assessment, in addition to the estimated decrease in income shown above, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the scope of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

The Banks' Commissions from Households

As of 1 December 2005, the Bank has been implementing the principles of the package deal regarding accounts of households, as follows:

a. Transaction commission and fixed current account management charges in their current format were cancelled and 7 new commissions (of which 4 are commissions under price supervision) were approved at the rate of NIS 1.21 per transaction.
   On 23 November 2005, the Supervisor of Prices of the Ministry of Industry, Trade and Employment published a general permit for the charging of a commission of NIS 1.21 for four basic current account services.

b. The Bank is enabling its customers to pay in accordance with the transactions effected ("basic basket – pay-as-you-go") while paying a minimal account management commission of NIS 10 per month.

c. A customer may choose the Economic Committee's basket (the "Extended Transaction Basket") of NIS 18 per month.

   A customer who chooses the Extended Transaction Basket will be entitled, for the above consideration, to execute a limited number of the specific transactions contained in the basket. A customer who exceeds the number of transactions contained in the basket will be charged with commission for every excess transaction. In addition, the customer will pay commission in respect of transactions not contained in the basket.

d. Increases of commissions for current account management for households will be frozen until 31 May 2006.

   The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

The Management of the Bank estimates that the implementation of the package deal may cause a reduction in the Group's income to the extent of some NIS 100 million in annual terms, with most of the effect being in 2006.

Parliamentary Committee of Enquiry Regarding the Tracing and Return of Property of Holocaust Victims

The parliamentary committee of enquiry on this matter (the "committee") published its final report on 18 January 2005 regarding the inspection of assets of holocaust victims in the banks in Israel. Annexes were attached to the final report describing the conclusions of the inspections carried out by accountants at each of the relevant banks, including Leumi.

The findings of the committee confirmed the historical facts claimed by the Bank, that the Bank transferred monies of customers who were residents of occupied countries that had been deposited at The Anglo-Palestine Bank Ltd. during the Second World War – pursuant to the law that was in force at the time – to the Custodian of Enemy Property of the British government. Property that was transferred in this way was not subsequently returned to the banks. Assets and monies that were not transferred for some reason to the Custodian of Enemy Property, were returned to those entitled thereto, or after the establishment of the State, were transferred to the Administrator-General.

However, it is claimed in the report, that when monies were transferred or paid as mentioned, this was not done in real values, and therefore the committee recommended that all the accounts be re-valued according to a key it has determined. The Bank is to bear the cost of the revaluation only as regards the period in which the monies were in its possession, and the State is to bear the cost of the revaluation for the period following the transfer of the monies to the British government or the Administrator-General in Israel. According to the basic revaluation recommended by the committee, the obligation of the Bank comes to some NIS 35 million, while the obligation of the State in respect of the same accounts comes to some NIS 67 million. (This revaluation was made according to the following formula: beginning from the start of the revaluation period (that is, the later of: the date of deposit with the Bank, the date of conquest of the country of origin of the holocaust victim or the date when the Second World War broke out if the relevant country cannot be identified) and until 14 May 1948 – yearly interest of 3%. From 15 May 1948 until 30 September 2004 – linkage to the known CPI, with additional yearly interest of 3%).

In addition, the committee recommended that in the cases where heirs are found for these monies, a different revaluation will be carried out, and in such a case, the Bank's obligation reaches some NIS 307 million and the State's obligation reaches some NIS 390 million. (This revaluation was made according to the following formula: beginning from the start of the revaluation period and until 30 September 2004 – linkage to the known CPI with additional yearly interest of 4%.)

The committee points out in the report that this is the correct revaluation only: "...on the assumption that all the heirs are found. Therefore, these figures are theoretical only and may not be a base for a claim against the State or the banks, and are published for information purposes only".

It should be pointed out that the Bank's obligation, as described above, arises almost entirely from the revaluation described above of monies that were transferred to the Custodian of Enemy Property or the Administrator-General or that were returned to their owners, and have not been in the possession of the Bank for decades.

The obligation of the Bank also includes an obligation in the amount of a very small sum, in respect of 130 accounts which still exist at the bank and are included on the list of "unclaimed accounts" which the Bank published on its Internet site in 2000, and an obligation relating to a further insignificant amount (relating to some 50 accounts) which arises from debentures issued by a subsidiary of the Bank and which the Bank claims were redeemed and do not appear in the books of the Bank. The committee included these amounts in its report since it claims that positive evidence of the redemption of the debentures was not found.

The Bank has announced that despite its disagreement with the findings of the committee, and despite the fact that many mistakes made in the body of the report were not amended, it will cooperate with any body that is established by means of legislation of the Knesset in this connection.

In line with the basic revaluation recommended by the committee, the Bank has made provisions in the amount of NIS 35 million to cover this obligation.

The Assets of Holocaust Victims (Restitution to Heirs and Endowment for the purpose of Assistance and Commemoration) Law, 2004

On 3 January 2006, the Knesset approved the above law, the origin of which is a proposed law presented by the government.

The purpose of the law is to take steps to increase the activity related to the tracing of assets in Israel with regard to which there are grounds for assuming that their owners were holocaust victims (the "assets"), the tracing of the heirs and the return of the assets to the heirs and to holders of rights who are located, and with regard to assets whose heirs are not traced – to cause them to be used for the purpose of providing assistance to holocaust survivors, for the perpetuation of the memory of the holocaust and of the holocaust victims.

Pursuant to the directives of the law, a company will be established to be named "The Tracing and Return of Property of Holocaust Victims Company Ltd." (the "company"), and certain provisions of the Government Corporations Law, 1975 will apply to thereto. The company will, *inter alia*, act to trace assets as aforementioned which will be transferred to the ownership of the company, to obtain information on the heirs and holders of rights in the assets and to restore the assets or their value to those entitled thereto. If no such persons are able to be traced – the company will use the assets for the achievement of the purposes of the law.

According to the law, the Administrator-General will transfer assets of this type that are under his management to the ownership or management of the company.
Any other person who manages or holds such assets will notify the company within 30 days of the publication of a notice by the company in the press. Upon demand of the company, the holder will transfer the asset to it, together with any profits which may have arisen from the asset, and, in the case of cash or securities, together with linkage differentials and interest, after deducting expenses charged against the asset in connection with the investment activity, of which there is proof. The level of linkage and interest and the periods in respect of which these must be calculated, will be determined by a 5 person committee to be appointed by the Minister of Justice.

The Management of Current Account Credit Lines (Directive 325 – Proper Banking Management)

In February 2005, the Supervisor of Banks published a Proper Banking Management Directive on the subject of "Management of Current Account Credit Lines", which took effect in January 2006. The Directive is intended to minimize the uncertainty that is created for both customer and banking corporation as a result of the practice that allows for exceeding credit limits in current accounts.

According to the Directive, a banking corporation which provides credit to a customer through a current account (including a business account) at the customer's request, will set a credit line for such customer, based on a documented analysis of the credit requirements of the customer, which will be approved by the relevant authorized entity in the banking corporation. The banking corporation will be entitled to determine different threshold amounts for different groups of customers, for whom general criteria will be defined for the documented analysis of credit needs. The credit line agreement will detail, *inter alia*, the obligations of the parties to charge amounts to the current account within the framework of the approved credit line only, without deviation from such line, and the significance of this obligation.

In addition to the aforesaid, the banking corporation is forbidden from allowing the accumulation of a negative balance in a current account. However, a banking corporation is entitled to provide a credit line unilaterally to a customer with whom it has a credit line agreement, but the customer will not be charged commission for this and the rate of interest will be no higher than the level agreed to with the customer with regard to the last credit line that was agreed to with the customer. In cases where excesses are unavoidable, the banking corporation will only be able to charge the client with additional excess interest and commission only after the account has been classified as a problem loan (in arrears). The banking

corporation must notify the customer that he is required to act immediately to eliminate the excess, and to cease charging additional amounts to the account, the honoring of which will create or increase excesses over the credit line set for such customer. Interest in respect of which excess has arisen in an account which has been classified as a problem loan will be credited in the profit and loss account only following the actual collection thereof.

On 17 August 2005, the Supervisor of Banks issued a circular containing a number of changes and clarifications regarding the contents of the Directive. The changes are: delaying the commencement of the Directive with regard to foreign currency current accounts until 1 January 2007 and allowing banking corporations to grant credit lines unilaterally to customers with whom they do not have a credit line agreement – this also until 1 January 2007. The interest on such a unilateral credit line will not exceed the interest charged in practice in respect of the same type of customer.

The Supervisor also set out a number of clarifications in the circular regarding the amendments which the banking corporations are required to make to their agreements with customers for the purpose of implementing the Directive, and the manner in which the banks must act to sign up customers to these agreements.

On 26 December 2005, the Supervisor of Banks published an additional circular containing a number of clarifications to the Directive and easing certain of the restrictions, the principle change being the postponement of the implementation of two provisions of the Directive until 1 July 2007: the prohibition on the creation of a negative balance in a current account which exceeds the agreed credit line, as detailed above, and the possibility of crediting interest in respect of excesses to the profit and loss account only after the actual collection thereof. In addition, it was determined that despite the provisions of Proper Banking Management Directive 317, a banking corporation is entitled to grant or renew a credit line up till 1 July 2006 without it being in possession of the customer's financial statements, such being subject to certain conditions detailed in the Directive.

According to the explanation of the Supervisor of Banks, delaying the commencement of certain aspects of the Directive is intended to allow for completion of the preparations for compliance with the Directive, both by customers and banking corporations. At the same time, the Supervisor of Banks emphasized that the date of commencement of the Directive is 1 January 2006, subject to the easing of the restrictions as determined.

The Bank has completed its preparations for the implementation of the Directive through investment of resources in adapting the computer system, amending forms and training employees. Despite the easing of restrictions during the transition period granted by the Bank of Israel as aforementioned, the banking personnel were given instructions to endeavour to act within the spirit of the Directive as of 1 January 2006, including the investment of efforts to sign up customers on updated credit lines and refraining from the establishment of excesses, while making use, where required and following the use of business judgement, of the possibility of granting temporary and one-off credit lines.

According to the evaluation of the Management of the Bank and based on the amounts of excess interest collected by the Bank, the implementation of the Directive will not have a material affect on the business of the Bank.

Closing a Customer's Account – (Directive 432 – Proper Banking Management)

In July 2005, the Supervisor of Banks issued an amended version of Proper Banking Management Directive 432, which was intended to simplify and ease the transfer of a customer from one bank to another.

According to the Directive, the banks are required to provide their customers with a wide range of information in writing regarding their assets, liabilities and activities in their bank accounts, within 4 business days of the customer's request. This requirement involves special preparations regarding the computer systems.

The Directive lays down directions governing the process of transferring the current activity in an account, while leaving assets or liabilities whose payment date has not yet arrived (and the activity in the account in the interim period, until the completion of the transfer and the closing of the account). In such a case, the bank will cease to charge current account management fees but will be entitled to collect them in respect of any month in which checks are drawn on the account.

The Directive allows the transferee bank to carry out some of the technical actions related to the transfer for the customer, or if the transferee bank agrees, to act on behalf of the customer in transferring his activities from the transferring bank.

In the Supervisor's letter concerning the implementation of the "package deal", he set out commissions which constitute a hindrance or barrier to transfers from bank to bank, and which in the opinion of the Supervisor, should be cancelled or reduced. The aggregate total bank commissions from transferring activities and closing customers' accounts, will be subject to a total ceiling of NIS 40 (excluding expenses to third parties.)

The Directive took effect from 1 December 2005.

Extension of the Banking Business Day

The Bank of Israel decided to extend the upper limit for the end of the banking business day as from 21 February 2006 to 18:30, in lieu of 15:00. On Fridays and certain holiday eves, the limit for the end of the business day was set at 14:00, in lieu of 15:00. For this purpose, the Banking (Service to Customer)(Date of Debiting and Crediting of Checks) Provisions, 1992, the Banking (Service to Customer)(Modes of Calculating Interest) Provisions, 1990 and Proper Banking Management Directive 402 were adapted. In addition, Proper Banking Management Directive 401 was amended such that the closure of a branch on a banking business day will obligate allowing the customer whose branch is closed to receive principal banking services at a branch that is no more than 30 kilometers away from the closed branch.

In light of the extension of the banking business day, Bank Leumi is preparing to adapt its computer systems to the hours of the new banking business day, and to the implications which arise from such extended hours. Also, Bank Leumi has adapted the business activity support processes. The cost of adapting the computerized and operating systems is estimated at some NIS 9.3 million, of which NIS 4.1 million will be in 2006.

The principal implications of the extension of the banking business day are:

1. Change of operating hours of branches – the Bank of Israel has set the upper limit for the end of the banking business day. The Bank of Israel also determined that each banking corporation will set and publish the latest time for the receipt of transaction execution orders from customers that are to be recorded in their accounts on a given business day.

2. As a result, the Bank has determined working hours for its branches according to the different segments receiving services at a given branch. In addition, different working hours are in place for branches that operate under the split working-day system and for branches that operate throughout the day.

3. On days when a branch is open in the afternoon, all transactions (excluding certain foreign currency transactions, as detailed below) that a customer executes at a branch during the afternoon will be recorded according to same day value, as if executed in the morning.

4. Due to the extension of the banking business day, the publication time for the CPI has been moved to 18:30 (the end of the banking business day). Since the CPI has been published until now at the end of the banking business day, the change does not require special preparations.

5. The time of publication of representative exchange rates has not been changed, and remains at approximately 15:00. This means that in light of the extension of the banking business day, these

rates will be published during the business day, during hours when banking transactions are executed. This requires both operational and business preparations at the Bank.

6. Computer and operating implications – the shortening of the work processes at the end of the business day, the purchase of additional equipment for carrying out of transactions during business hours and the adoption of security arrangements.

Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report

On 30 June 2004, Amendment No. 23 to the Securities Law, 1968 was published, further to principles recommended by the Barnea Committee (the "amendment to the securities law").

Together with the amendment to the securities law, on 14 September 2004 an amendment to the Securities Regulations was published, further to the principles recommended by the Barnea Committee (the "amendment to the securities regulations"). *Inter alia*, the amendment to the securities regulations regulates the disclosure rules regarding the information required in a prospectus, substantially expands the disclosure required in periodic reports, changes the structure of the periodic report and also includes requirements for the disclosure of forward-looking information.

In accordance with the amendment to the securities regulations, the requirement to expand the disclosure in the periodic reports (Regulation 8(b) and 8A of the Securities Regulations (Periodic and Immediate Reports)) does not apply to banking corporations.

In light of this, the need arose to apply the requirements of expanded disclosure which were added to the Securities Regulations to banking corporations, pursuant to clarifications given by the Israel Securities Authority, and subject to the changes required due to the nature of the business of banking corporations.

In accordance with the above, the Supervisor of Banks amended the public reporting directives and on 19 February 2006 published temporary provisions (the "temporary provisions") whereby additional information must be included in the Directors' Report, mostly based on the amendment to the securities regulations, subject to the amendments that the Supervisor deemed appropriate to apply to the banking corporations. Pursuant to the temporary provisions, information has been included in the Directors' Report which does not fall into the category of a description of past facts, and is therefore forward-looking information, as defined in the amendment to the securities law.

The Director's Report includes, as mentioned above, in addition to data relating to the past, information that relates to the future, which is defined in the Securities Law, 1968, (the "Law") as "forward-looking information". Forward-looking information relates to a future event or matter, the realization of which is not certain and is not within the exclusive control of the Bank.

Forward-looking information is generally drafted by way of words or phrases such as "the Bank believes", "the Bank foresees", "the Bank expects", "the Bank intends", "the Bank plans", "the Bank estimates", "the Bank's policy", "the Bank's programs", "the Bank's forecast", "strategy", "aims", "likely to affect" and additional phrases testifying to the fact that the matter in question is a forecast of the future and not a past fact.

Forward-looking information included in the Directors' Report is based, *inter alia*, on forecasts of the future regarding various matters related to economic developments in Israel and abroad, and especially to the currency markets and the capital markets, to legislation, to directives of regulatory bodies, to the behavior of competitors, to technological developments and to personnel matters.
As a result of the inability to foresee with certainty that these forecasts will be realized, and the fact that in reality events may turn out differently from those forecasted, readers of the Report should relate to information defined as "forward-looking" with caution, since reliance on such information involves risks and uncertainty and the future financial and business results of the Leumi Group are likely to be materially different.

The Bank does not undertake to publish updates of the forward-looking information in this Report.

Legislation Affecting the Banking System

Amendment to the Banking (Licensing) Law, 1981; Amendment to the Banking Ordinance - 1941

The Proposed Banking (Licensing) (Amendment No. 13) Law, 2003 was approved by the Knesset in August 2004 and the Amendment came into effect on 1 September 2004.

The amendment includes provisions whose object is to adapt the regulatory, supervisory and control environment relating to banking corporations and the holders of means of control therein to a situation in which there is no identified controlling core holding a control permit from the Governor of the Bank of Israel, and provisions whose object is to extend the supervision and control over all banking corporations.

The amendment to the law provides *inter alia* that a banking corporation's holdings in another banking corporation will be restricted so that a banking corporation shall not be entitled to hold an interest in another banking corporation unless one of the following exists: the banking corporation holds 1% (or less) of the other banking corporation's means of control, or the banking corporation alone controls and holds more than one half of the other banking corporation's means of control under a lawful permit.

The amendment strengthens the restrictions regarding holdings by institutional investors connected with a banking corporation in the means of control of another banking corporation.

The amendment prohibits any person from holding more than 5% (in lieu of 10% previously) of the means of control of a banking corporation without a permit from the Governor. Furthermore, it was determined that this restriction also applies to a holding of means of control of a banking corporation as security for a liability, save for negligible holdings.

The Governor has powers to cancel a permit to hold the means of control in a banking corporation and his powers to act as necessary against anyone who acted without a permit were expanded.

A mechanism was been determined for the appointment of directors by a committee where the number of directors falls under the number determined by the Supervisor for such banking corporation, and the general meeting did not act as required to increase the number of directors, or if the Supervisor believes that it is not appropriate to wait for the appointment of directors by the general meeting.

The reporting requirements regarding a holding of means of control have been expanded.

Furthermore, a number of amendments to the Banking Ordinance, 1941 have been enacted, the principal ones being:

The amendment expands the Supervisor's powers and enables him to remove a director, chief executive officer or authorized signatory from office, in addition to the existing powers with regard to suspending or restricting the powers of the aforegoing.

In a banking corporation without a controlling core, the appointment of a director, chief executive officer, internal auditor and up to seven other office holders, as determined by the Supervisor of Banks, shall be conditional on the Supervisor's consent or his decision not to object to the appointment. With regard to a banking corporation with a control permit, the appointment of a director, chief executive officer, internal auditor and up to four other office holders, as determined by the Supervisor of Banks, shall be conditional on the Supervisor's consent or his decision not to object to the appointment.

The Supervisor's consent is also required for a director to serve as chairman of the board of directors. In all banking corporations, the information required from the shareholders in the banking corporation has been expanded.

A method of appointing directors of a banking corporation that is not controlled by a person who received a control permit was determined, including a number of restrictions as to the mode of appointment. Voting for the appointment of directors at general meetings shall be carried out for each candidate separately; the board of directors shall not appoint directors and an officer shall not act to appoint or prevent the appointment of a specific director, save for proposing his own candidacy as a director.

Amendment to the Water and Drainage Associations Law, 2001

On 11 August 2004 an amendment to the Water and Drainage Associations Law, 2001 came into effect. Within the context of this amendment, the right of a water supplier to discontinue the supply of water to a local authority was restricted upon various terms and conditions. Alongside imposing the said restriction, it was provided that local authorities that themselves operate the water and drainage services in their jurisdictional areas, and whose debt to the supplier of water for three months exceeds 120% of the average invoice for those months and whose aggregate deficit is 17.5% or more of their income in the preceding year's budget, shall operate a separate bank account to be used only for depositing the water charges and fees or payments connected with water or drainage that the local authority charges its consumers (save for development levies), and the monies therein shall be designated for the payment of the current invoices of the water supplier for the supply of water. The balance remaining in the account of a local authority as aforesaid, after payment of the said invoices, shall be transferred to the authority's usual bank account in which income from water and drainage was previously deposited.

The amendment to the law expressly provides that it does not impair pledges that were duly registered prior to the commencement of the amendment, including various pledges that were given to the banks over the local authorities' various sources; however, the amendment grants priority to the local authority's current debts to the water supplier, in respect of the local authorities' receipts from water charges and fees and payments connected with water or drainage to which the said amendment applies, and which shall be deposited in the separate bank account as aforesaid.

In the view of the Bank's Management, it is not possible to assess the effect of this law on the Bank at this stage.

Credit Data Service Law, 2002

This law was passed by the Knesset in January 2002. The Law provides the statutory infrastructure for operating a credit data service and information service on traders, by those who have received licenses to be granted by a registrar to be appointed by the Minister of Justice. The said service will include the collation, management and storage of various data, as specified in the law, for the purpose of providing it to others.

A credit data service licensee will be entitled to collate information about a customer, without the customer's consent, when such data relates to non-payment of debts. Banking corporations and credit card issuers (a "banking corporation") will be among the sources which provide such information.

A credit report on a customer that includes data relating to non-payment of debts, shall also include data in respect of credit granted to the customer (called in the law - "positive data"), which may also be collated without the customer's consent, from a banking corporation only. In addition, the collation and provision of positive data about a customer may also be carried out where no report of non-payment of debts is given, but only where the customer gives written consent thereto. The banking corporations will be under a duty to provide the above-mentioned data and the Minister of Justice has been empowered to make regulations also in respect of the payments that the banking corporation may collect for providing the information to a credit data service owner.

The law came into effect at the beginning of August 2004, after approval of the regulations by virtue of the law, and the Bank is making preparations to provide the information required pursuant to the law and the regulations. At this stage the effect of the said law on the Bank cannot be assessed.

Income Tax (Amendment No. 147 and Temporary Provision) Law, 2005

This amendment provides *inter alia* that the tax rate applicable to corporations will be gradually reduced as from the 2005 tax year until the 2010 tax year to a rate of 25%. See pages 188-189 below and Note 26 to the Financial Statements for further details.

Economic Policy for the 2005 Financial Year (Legislative Amendments) Law, 2005

The Economic Policy for the 2005 Financial Year (Legislative Amendments) Law, 2005, was passed by the Knesset on 29 March 2005.

Under this law, *inter alia,* the Value Added Tax Law was amended and it was determined that with regard to financial institutions, the salary in respect whereof salary tax is paid will from now on include, in addition to income from employment and a pension paid by a former employer, also a grant paid on retirement or in the event of death, and the sums paid by an employer to a supplementary training fund or provident fund

The amendment came into force as from 1 January 2005. In 2005, the total additional expense in respect of salary tax as a result of the amendment to the law was some NIS 45 million.

The Financial Statements for 2005 take this amendment into account.

Engagement in Investment Counselling and Investment Portfolio Management (Amendment No. 8) Law, 2005

On 22 June 2005, Amendment No. 8 to the Engagement in Investment Counselling and Investment Portfolio Management Law (the "law") was published.

The main relevant amendments are:

Structured products were brought under the provisions of the law, and it was determined that a transaction involving these products will be considered a transaction involving special risk.

It was determined that it is now permissible to inform a customer of a conflict of interests in the provision of the counselling and to obtain his consent by telephone during a conversation that will be recorded by the license holder.

It was determined that regarding investment counselling to a classified investor (institutional investor included in the Schedule to the Securities Law), the provisions of the law regarding the obligation to execute a counselling agreement, and to make adequate disclosure, the prohibition on preferential treatment and the giving of notice of special risk will not apply.

It was expressly determined that contravention of the provisions of the law that constitute a disciplinary offence shall also apply to banking corporations and not only to the counsellors employed by them. A similar provision was determined regarding the contravention of provisions of the law bearing criminal liability.

Additional material amendments to the law were made within the framework of the Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005, as described on pages 30-34 to this Report.

Class Actions Law, 2006

On 1 March 2006, the Class Actions Law, 2006 was passed by the Knesset.

The law replaces the existing arrangements regarding class actions in various laws, including the Banking (Service to Customer) Law, and its provisions expand the possibilities for the filing of a class action and ease the filing thereof to a large degree.

Below are the principal changes and additions in the new Class Actions Law that are likely to have implications for the Bank:

1. It is possible to file a class action against a banking corporation with regard to a matter between it and a customer, whether a transaction was agreed between them or not. The significance of this is that a customer may file an action as mentioned, in respect of any cause of action, even if no transaction was agreed between the parties. Pursuant to the legal position in existence prior to the enactment of the law, a class action could be filed only in respect of causes of action determined in various specific laws.

2. The right of standing in a class action was expanded in the case of additional public authorities which previously did not have such a right, to enable them to file class actions relating to the field of one of their public purposes, even when they do not have an individual cause of action.
3. Transitional provisions were determined with regard to the application of the law to applications for the approval of class actions, and to class actions that, at the time of publication of the law, were pending in court. It was determined that, in certain circumstances, with regard to the calculation of the prescription period, applications for the approval of class actions filed before publication of the law will be viewed as if they had been filed on the date of its publication.

On the other hand, the defense for special bodies, including banking corporations, was widened, in addition to the defense allowed at the approval stage of the action, which was made subject to various conditions. A new defense was added at the compensation ruling stage, according to which the court will be granted special discretion to take into account, at the time of the compensation ruling, the damage that may be caused to the defendant, the public that is in need of the services of the defendant or the general public, as a result of damage caused to the economic stability of the defendant, as opposed to the expected benefit to the members of the group or the public.

Financial Assets Agreements Law, 2006

On 1 March 2006, the Knesset approved the Financial Assets Agreements Law, 2006.

The purpose of the law is to provide legal and business certainty with regard to derivative transactions and with regard to repurchase transactions, such being required to ensure the proper operation of the financial and capital markets in Israel, and the main provisions thereof are as specified below:

1. Provisions for early termination within a Framework Agreement (as defined in the law) which concerns derivative transactions and securities repurchase transactions, shall be effective notwithstanding insolvency proceedings by one of the parties to the Agreement. Such provisions allow the parties to the Framework Agreement to terminate early the transactions included in the Agreement, subject to certain conditions specified in the Agreement, to calculate the value of the rights and obligations of the parties in respect of all transactions and to set off the rights and obligations of the parties in respect of the transactions, such that the result shall be that only one of the parties shall be required to pay the other party the net amount (the amount that he is required to pay the other party in respect of all transactions less the amount that the other party is required to pay him in respect of all the transactions).

2. The transfer of monies or securities by one of the parties to the Framework Agreement to the other party, for the purpose of limiting the risk of the party to whom such monies or securities are

transferred, is classified as a sales transaction for all intents and purposes, subject to the provisions specified in the law, and the provisions of the Pledges Law shall not apply thereto.

3. Securities repurchase transactions are classified as sales transactions for all intents and purposes, subject to the provisions specified in the law, and the provisions of the Pledges Law shall not apply thereto.
Similar legislation exists in other countries.

Accounting Policy on Critical Subjects

General

The preparation of consolidated financial statements in accordance with generally accepted accounting principles and the directives of the Supervisor of Banks requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of income and expenses.
The actual results relating to these items may differ from the estimates and/or the assumptions.
The estimates and assumptions are generally based on economic forecasts, assumptions regarding the various markets and considered decisions based on past experience which Management believes to be reasonable at the time of signature of the Financial Statements.
The principle accounting policies applied in the Leumi Group are set out in detail in Note 1 to the Financial Statements.

In 2005 there were no changes in the accounting policy on critical subjects as compared with that described in the Annual Report for 2004.

Set out below is a brief description of the major critical accounting subjects which involve Management's estimates and assumptions and which have been discussed by the Board of Directors, Management and the joint auditors:

Discontinuance of Adjustment of Financial Statements

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 - "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17, that was published in December 2002, the adjustment of financial statements for inflation was discontinued as of 1 January 2004. Until 31 December 2003 the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks on the basis of the rules determined in Opinion No. 36 of the Institute of Certified Public Accountants in Israel. Since 1 January 2004, the Bank has been applying the provisions of Standard No. 12 and the Supervisor of Bank's transitional provisions. The adjusted amounts included in the Financial Statements as at 31 December 2003 were used as a starting point for the financial reporting in reported amounts.

Provision for Doubtful Debts

Specific provision

Within the context of the Bank's credit policy, principles have been determined for the granting of credit and the administration and supervision of the Bank's credit portfolio, with the aim of improving its quality and reducing the risk inherent in its management. The Bank examines the credit portfolio on an on-going basis, for the purpose of identifying, as early as possible, those borrowers whose risk level and exposure has risen and who require special management attention and close monitoring, so as to improve their position. An evaluation of the extent of the problem is made by the business entities dealing with the borrower while exercising business judgement.

In accordance with the guidelines, examinations of debts are carried out for the purpose of determining their risk level, and where necessary, classifying them as problem loans or making specific provisions for doubtful debts.

The specific provisions for doubtful debts are made in accordance with examinations of the extent of the exposure of the various borrowers, on a case-by-case basis. The calculation of the specific provisions is based on estimates regarding the customer's ability to continue to function and to service the loan, and a realistic estimate of the possibility of realizing collateral. The calculation is based on the available information relating to the creditor, such as: the creditor's business position, the business environment in which he carries on activities, his credit rating, his past record on fulfilling his obligations and the estimated value of the collateral held by the Bank.

The process described above for estimating potential losses in the credit portfolio involves a high degree of uncertainty and subjective estimations, with regard to the classification of a debt as problematic and to the factors on which the calculations of provisions are based. The assumptions and estimates may have a material affect on the amount of provisions for doubtful debts.

A discussion is held each quarter in the Bank's doubtful debts committee, headed by the Chief Executive Officer, regarding the provisions required for the quarter. The proposals of the Bank's various management levels for the quarterly provisions required on a customer-by-customer basis are presented for discussion. In addition, the Board of Directors, within the context of its discussion of the financial statements, discusses the provisions for doubtful debts so as to approve their amount. As background material for its discussions, there are brought before the Board data on the debts and collateral of the major customers in respect of whom a provision is required and the amounts of the provisions proposed by Management.

The classification of problem loans in accordance with the Bank of Israel's definitions determines the existence and size of provisions in respect of capital and/or interest. The Bank of Israel's definitions also relate to the necessity for calculating an additional provision in respect of certain classifications.

Specific provisions in respect of housing loans granted by Leumi Mortgage Bank are mostly made as percentages of the debts according to the extent to which payments are in arrears. These percentages have been determined in directives of the Supervisor of Banks.

The provisions of consolidated Israeli subsidiaries are made in accordance with the accepted procedures of the Bank and accordance with Bank of Israel directives, with regard to banking corporations.

The provisions of overseas subsidiaries are determined by their authorized bodies, in accordance with the accepted practices in the countries in which they operate and the directives of the local regulatory authorities.

The Additional Provision

The additional provision is calculated on the basis of the classification of debts and according to a formula determined in the Supervisor of Banks' Proper Banking Management Directive no. 315. The determination of the classification according to which the provision is calculated is carried out in accordance with fixed guidelines and at the various levels of management, but the classification is ultimately, to a large degree, the result of the exercise of discretion.
Changes in the classification of the debts and changes in the coefficients determined by the Bank of Israel regarding the rate of provision will cause a change in the level of provision required. It should be noted that a change in the additional provision does not affect the tax liability, since the additional provision is not recognized as an expense for tax purposes.

Derivatives

In accordance with the directives regarding financial accounting of the Supervisor of Banks, the Bank is applying Financial Accounting Standard FAS 133, as amended, with regard to the treatment and

presentation of derivatives. In accordance with the directives, the values of derivatives traded on an active market are determined according to market value.

Derivatives that are not traded on an active market are valued according to accepted models and the Black & Scholes model is used for pricing options. The models and the reasonability of their results are examined on an on-going basis according to existing monitoring guidelines. The calculation of fair value is based on the yield of the underlying assets used for hedging these instruments, as well as additional parameters such as standard deviation, duration of term to maturity, the risk margin and the exchange rates.

In cases in which the Bank does not have a mathematical model for evaluating a derivative, the fair value is determined on the basis of price quotations received from traders in such derivatives. Although these quotations are received from reliable brokers with whom the Bank has chosen to work, it is not certain that the price quoted reflects the price obtainable in an actual transaction in any amount, and especially transactions in large amounts. Derivatives whose fair value is determined on the basis of price quotations represent some 0.13% of total derivatives as at 31 December 2005.

Securities

Securities, other than debentures held to maturity, are stated in the balance sheet at their fair value except for shares and options in respect of which the fair value is not readily available, which are stated at cost.

Fair value is determined, in the case of listed securities, on the basis of market value, based on quotations from Bloomberg, Reuters and the Financial Times, and in the case of non-listed securities, cost.

With regard to securities whose value is determined on the basis of quotations and those whose value is determined according to their stock exchange price (see also regarding derivatives) their fair value does not necessarily reflect the price that may be received on the actual sale of the security on a large scale.

Of total debentures, some 9.5% are traded bonds issued by the State of Israel and some 1.4% are bonds of overseas governments, mainly the USA.

Obligations regarding Employee Rights

The amounts of the obligations for pension and jubilee grant are calculated according to actuarial models, using a capitalization rate of 4% determined by the Supervisor of Banks, and taking into account a forecast increase in pay at an average annual rate of 2.5% in real terms, as estimated by Management.

The actuarial models include assumptions regarding life expectancy tables, disability rates, the rate of leaving the Bank etc. Although the parameters were determined with appropriate care and professional expertise, a change in any or some of the parameters and/or the capitalization rate and/or the rate of increase in pay will cause a change in the level of the Bank's obligations.

The actuary's valuation of the employees' rights is to be found on the Israel Securities Authority's website: www.magna.isa.gov.il.

In November 2005, the Supervisor of Banks announced that he is adopting a letter to the insurance companies of the Chief Actuary of the Capital Market, Insurance and Savings Department of the Finance Ministry according to which, commencing from the first quarter of 2006, insurers must evaluate the provisions in respect of life insurance policies on the basis of life-expectancy tables, as set out in the position paper circulated by the Supervisor of Insurance in April 2005 to the insurance companies and pension funds, for their comments.

Pursuant to the evaluation of the Bank's actuary, based on the update of the life-expectancy assumptions set out in the said position paper, the Bank will, for the purpose of the evaluation of the actuarial liabilities, record an additional provision in the first quarter of 2006 in the sum of NIS 131 million before taxes (some NIS 83 million after taxes) to update the pension and jubilee reserves.

Obligations in respect of Legal Claims

Amongst the Bank's other obligations, there are provisions for various legal claims against the Bank, including applications for class actions. The provisions are determined in a conservative manner in accordance with Management's assumptions, based on legal opinions.
A discussion is held by the Board of Directors once a quarter in respect of provisions for claims, above a certain amount, that were filed against the Bank.

To evaluate the risks in legal proceedings that are filed against the Bank, the Bank's Management relies on the opinions of the outside counsel representing the Bank in these claims.

These opinions are given by the outside counsel in accordance with their best considered opinion on the basis of the facts presented to them by the Bank and on the basis of the legal position (laws and decided cases) as known at the date of the estimation, and which are often open to possible conflicting interpretations and claims.

The estimation of chances in relation to the approval of class actions involves even more difficulty, since this is a relatively new legal field, the legal doctrine relating to which, even on important matters of principle, is still being created and has not been settled. There are also claims in respect of which, due to the stage of the proceedings, counsel are unable to estimate their inherent risk, even under the above-mentioned limitations.

In the light of the above, it is possible that the actual results of claims may differ from the provisions made.

Buildings and Equipment

Buildings and equipment are presented at cost, less accrued depreciation and a provision for a decrease in value. Buildings that are up for sale are presented at the lower of their cost or realization value. The realization value is based on valuations made by assessors. Changes in these valuations may affect the amount of the provision.

Depreciation is calculated from the cost, in accordance with the estimated user period, according to the straight line method.

Direct costs relating to the development of computer programs for own use (as defined in an American position paper - SOP98-1) are capitalized as investments in equipment after the conclusion of the initial planning stage of the project and are depreciated from the date of their operation according to an assessment of the duration of their use.

From time to time the Management of the Bank examines the need for provisions for a decrease in value of the assets that it owns. The test for a decrease in value of the assets is made by comparing the book value of the asset with its recoverable value. Recoverable value is the higher of the realisation price of the asset and its usage value (which is the present value of an estimate of the forecasted future cash flows from the use of the asset).

Income Tax

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income" (the "standard"). The standard provides rules for recognition, measurement, presentation and disclosure with regard to taxes on income and deferred taxes in the financial statements. The standard provides, *inter alia*, that a deferred tax liability must be recognised in respect of all taxable temporary provisions, and that a deferred tax asset must be recognised in respect of all temporary differences that can be deducted, losses for tax purposes and tax benefits that have not yet been utilised, if it is anticipated that there will be taxable income against which it will be possible to utilise them, except for a limited number of exceptions. The new standard applies to financial statements for periods commencing on 1 January 2005, but encourages early implementation. The standard provides that it must be adopted by way of a

cumulative effect of change in accounting method. The Bank has been applying the said standard since 2004.

In certain matters relating to the accounting treatment of income tax, including with regard to recognising a deferred tax asset in respect of losses to be carried forward and temporary differences, there are additional limitations in the directives of the Supervisor of Banks. In these matters the additional limitations provided in the Supervisor of Banks' directives also apply to the Bank.

For further details on the tax position see pages 188-189 below.

D. Description of the Group's Business According to Sectors and Spheres of Activity

Development of Income, Expenses and Tax Provisions[1]

In accordance with a determination of the Israel Accounting Standards Board and in accordance with directives of the Supervisor of Banks, the adjustment of the financial statements to the effect of inflation was discontinued with effect from 1 January 2004. Accordingly, the profit and loss statements for 2004 and 2005 are in reported values and for 2003 are on a reported basis up to the "operating profit before taxes" item, and after this item the figures for 2003 are in accordance with data adjusted to 31 December 2003. See Note 1B to the Financial Statements for further details.

Net Profit of the Leumi Group in 2005 was NIS 2,136 million, compared with a profit of NIS 1,864 million in 2004, an increase of NIS 272 million, or 14.6 %. The net operating profit in 2005 increased by NIS 155 million, 8.1 %.

In 2005 non-recurring costs in respect of tax and voluntary retirement were recorded, as detailed below, which reduced the net profit by NIS 345 million compared with a tax and voluntary retirement expense of some NIS 145 million in 2004.

The following table sets out the main changes in the Group's net profit in 2005:

	2005	2004	Change	Change
		(NIS millions)		%
- Net profit	**2,136**	1,864	272	14.6
- Net operating profit	**2,059**	1,904	155	8.1

In the fourth quarter of the year, net operating profit amounted to NIS 416 million, compared with NIS 348 million in the fourth quarter of 2004, an increase of NIS 68 million, 19.5%. The increase in net operating profit in the fourth quarter was influenced mainly by an increase in net interest income, an increase in operating income and a reduction in the provision for doubtful debts. On the other hand, the increase in operating expenses and the reduction in profits included on the equity basis partially offset the said increase.

The increase in net profit in 2005 as compared with net profit in 2004 is primarily explained by the following factors:*

1. An increase in profit from net interest income before provision for doubtful debts in the sum of NIS 269 million, before the effect of taxes.

[1] The Financial Statements are prepared in reported values. The Consumer Price Index increased in 2005 by 2.69%. The shekel depreciated in nominal terms in this period by 6.85% against the U.S. dollar and appreciated by 7.32% against the euro. The representative rate of exchange of the U.S. dollar on 31 December 2005 was NIS 4.603.
For further details - see Note 1 C to the Financial Statements.

* Before minority interests

2. An increase in operating and other income of NIS 315 million, before the effect of taxes, principally in consequence of an increase in income from customers' activity in the capital market, the payment system services and credit cards and from an increase in income from the severance pay fund in the sum of NIS 96 million.

3. A decrease in the provision for doubtful debts in the sum of NIS 88 million, before the effect of taxes.

4. An increase in extraordinary income in the sum of NIS 85 million.

5. In consequence of early implementation of Accounting Standard No. 19, a tax expense of NIS 32 million was recorded in 2004 as an accrued effect of a change in an accounting method.

6. A decrease of 3.2 percentage points in the effective tax rate affected the reduction in provisions for taxes by NIS 92 million.

On the other hand, the following factors partially offset the above increase:

1. An increase in operating and other expenses (including salaries and voluntary retirement expenses) in the sum of NIS 582 million, before the effect of taxes, of which an increase in the sum of NIS 93 million was in the cost of voluntary retirement.

2. A decrease in the Group's share in the profits of companies included on the equity basis of NIS 32 million, net, and this is after the setoff of a provision for taxes in the sum of NIS 71 million in respect of equity profits, which were recorded to 31 December 2004 from companies included on the equity basis that have to be sold, and a full provision for taxes in respect of 2005, and after the setoff of the reduction in the provisions for taxes payable in companies included on the equity basis in the sum of NIS 38 million, following the tax reform.

Net interest income before provision for doubtful debts of the Leumi Group in 2005 amounted to NIS 6,628 million, compared with NIS 6,359 million in 2004, an increase of 4.2%. At the Bank, there was an increase of 3.9%.

The increase in the Group's net interest income before provision for doubtful debts stems mainly from:

1. An increase in the volume of financing activity in the unlinked shekel sector of some 11.7%, which increased net interest income by some NIS 386 million.

2. An increase in the volume of financing activity in the foreign currency and foreign currency-linked sector of some 7.1%, which increased net interest income by some NIS 126 million.

3. An increase in the interest spread in the CPI-linked shekel sector from 1.03% in 2004 to 1.05% in 2005, which increased net interest income by some NIS 81 million. The effect of the positive known CPI of 2.69% in 2005, compared with a known CPI of 0.90% in 2004, on the surplus of monetary assets also contributed to the improvement in the interest spread.

4. An increase in other financing income, as detailed below

On the other hand, the following factors partially offset the increase in net interest income:

1. A decline in the interest margin of 0.24 percentage points in the unlinked shekel sector reduced net interest income by some NIS 235 million.

2. A decline in the activity volume in the CPI-linked sector reduced net interest income by NIS 128 million.

3. A decline in net fair value of derivatives in the sum of NIS 23 million, compared with an increase of NIS 19 million in 2004. (See Note 1J to the Financial Statements with regard to the classification of financial derivatives.)

4. The decline in the interest margin in the foreign currency and foreign currency-linked sector by 0.08 percentage points reduced net interest income by NIS 117 million, including the effect of exchange rate differentials in respect of non-accrual debts.

See Note 28A to the Financial Statements with regard to the changes in net interest income before provision for doubtful debts according to sectors.

The following table sets out the development of net interest income according to principal activity sectors:

Sector	2005	2004	Change
	NIS millions		%
Households	**1,877**	1,860	0.9
Small businesses	**779**	796	(2.1)
Corporate banking	**1,569**	1,447	8.4
Commercial banking	**1,039**	964	7.8
Construction and real-estate	**650**	596	9.1
Private banking	**321**	301	6.6
Financial management	**356**	403	(11.7)
Other	**37**	(8)	-

- The growth in corporate banking arises mainly from an increase in interest income in activity of the sector overseas.

- The increase in commercial banking in construction and real-estate arises from the growth of activity of the sector in Israel.

The following table sets out the apportionment of activities by sector, and the sectors' contribution to net interest income before provision for doubtful debts:

	2005			2004			Changes in net interest income	
		Contribution to profit*			Contribution to profit*		In NIS millions	
	% of activity	**%**	**NIS millions**	% of activity	%	NIS millions	Effect of quantity	Effect of price
Israeli Currency:								
Unlinked	**30**	**42**	**2,822**	28	42	2,671	386	(235)
CPI-linked	**17**	**14**	**910**	19	15	957	(128)	81
Foreign currency, including FC-linked	**53**	**31**	**2,061**	53	32	2,052	126	(117)
	100		**5,793**	100		5,680	384	(271)
Options and other derivatives		**-**	**5**		1	41		
Finance commissions		**4**	**253**		4	247		
Other interest income net		**9**	**577**		6	391		
Total		**100**	**6,628**		100	6,359		

* Including interest income/expense from derivatives.

The ratio of net interest income before provision for doubtful debts to the average balance of financial assets was 2.62% in 2005, as compared with 2.65% in 2004.

Total Interest Margin (excluding transactions in derivatives) in 2005 was 2.29%, compared with 1.92% in 2004 (at the Bank – 2.49% in 2005, compared with 1.79% in 2004). The interest margin including transactions in derivatives was 1.60% in 2005, compared with 1.76% in 2004 (at the Bank – 1.57% in 2005, compared with 1.62% in 2004).

See Exhibit C to the Management Review for further details on income and expense rates according to the different sectors.

Financing Commissions in 2005 amounted to NIS 253 million, compared with NIS 247 million in 2004. These commissions mainly include the income from off-balance sheet activity. This includes guarantees for granting credit, guarantees for apartment purchasers and other guarantees, as well as commissions from foreign trade activity.

Other Interest Income and Expenses mainly include profits/losses from the sale of debentures and the adjustment of debentures for trading to fair value or market value, income from early credit repayment commissions, interest collected in respect of doubtful debts from previous years and the reduction of provisions for interest. Net income from these operations amounted to some NIS 577 million in 2005, compared with NIS 391 million in 2004. The increase in this item stems from the growth in exchange rate differentials in respect of other non-accrual financial assets in the overseas subsidiaries and from growth in early repayment commissions, mostly at Leumi Mortgage Bank.

See Note 20 to the Financial Statements for further details

The Provision for Doubtful Debts in the Leumi Group in 2005 amounted to NIS 1,426 million, compared with NIS 1,514 million in 2004, a decrease of 5.8%. The provision for doubtful debts at the Bank in 2005 amounted to NIS 1,280 million, compared with NIS 1,384 million in 2004, a decrease of 7.5%.

With regard to specific provisions for doubtful debts in the Leumi Group, there was a decrease in 2005 of NIS 93 million, 6.1%, and at the Bank, a decrease of 5.8%.

The reduction in provisions for doubtful debts in 2005 derives from the improvement of the state of the economy and also from collections and the reduction of provisions mainly for a small number of customers in the overall sum of NIS 749 million, compared with NIS 485 million in 2004. The reduction in the provisions was mostly in the commerce, construction and real-estate and small businesses sectors while in corporate banking there was growth in provision at a rate of 19.5%..

The principal provisions for doubtful debts (some 91.0%) were in sectors of the economy such as industry, construction and real-estate, commerce, communications and housing loans.

Pursuant to directives of the Supervisor of Banks issued in 1992, an additional provision for doubtful debts is made, in addition to the specific provision, for unidentified risks in the loan portfolio based upon the risk characteristics of the loan portfolio and in respect of a sectoral excess of credit (at the Bank, there was an actual sectoral excess only in credit to construction and real-estate of 0.22%.).

The additional provision decreased in 2005 by NIS 1 million, compared with a decrease of NIS 6 million in 2004.

The provision for doubtful debts in 2005 was 0.80% of total credit to the public at the end of the year, compared with 0.89% in 2004. The specific provision was 0.80% in 2005, compared with 0.90% in 2004. It should be noted that for the second half of 2005, the provision in relation to the

credit portfolio on an annual basis was 0.55%, compared with 1.11% for the first half of the year (at the Bank, 0.67%, compared with 1.51% for the first half and 1.05% for the whole year 2005).

The following table sets out the quarterly development of the provision for doubtful debts in 2005:

	2005				2004			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	NIS millions							
Specific provision	**313**	**205**	**477**	**432**	573	332	229	386
Additional and general provision	**8**	**(39)**	**17**	**13**	(43)	(10)	32	15
Total	**321**	**166**	**494**	**445**	530	322	261	401
Provision as percentage of total credit to the public (on annual basis)	**0.73%**	**0.38%**	**1.17%**	**1.06%**	1.26%	0.76%	0.62%	0.96%

The aggregate balance of the general provision, the additional provision and the special provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated subsidiaries amounted to NIS 1,040 million at the end of 2005 (constituting some 0.39% of total credit risk), compared with NIS 1,041 million at the end of 2004. Since the general provision and the additional provision are not recognized as expenses for tax purposes, the balance of the said provision, having regard to the statutory tax rate, is equivalent to a specific provision of NIS 1,764 million.

See Note 4C to the Financial Statements, Exhibit E to the Management Review and page 75 of the Report for further details concerning credit, problem loans and provisions for doubtful debts.

The following table sets out the development of the provisions for doubtful debts according to principal activity sectors:

Sector	**2005**	2004	**2005**	2004
	NIS millions		(in percentages)*	
Households	**172**	187	**0.4**	0.5
Small businesses	**75**	103	**0.6**	0.8
Corporate banking	**818**	684	**1.4**	1.3
Commercial banking	**187**	323	**0.6**	1.1
Construction and real-estate	**157**	208	**0.7**	0.8

*The rate of the provision as a percentage of the balance of the credit as at the end of the year.

The following table sets out the details of the main provisions for doubtful debts in the Group (the Bank and consolidated subsidiaries) that were reflected in the statement of profit and loss:

	2005	2004
	NIS millions	
The Bank	**1,280**	1,384
The Arab Israel Bank	**14**	7
Leumi Mortgage Bank	**106**	90
Bank Leumi USA	**30**	11
Bank Leumi (UK)	**(5)**	23
Others	**1**	(1)
Total	**1,426**	1,514

The following table sets out the provision for doubtful debts as a percentage of the balance of credit to the public at the Bank's responsibility:

	2005	2004	2003
	%		
The banking system in Israel	(*)	0.92	1.1
The Leumi Group	**0.80**	0.89	1.1

(*) Data concerning the banking system is unknown as of the date of publication of this Report.

See page 75 below for particulars of problem loans.

Profit from Net Interest Income after Provision for Doubtful Debts of the Leumi Group in 2005 amounted to NIS 5,202 million, compared with NIS 4,845 million in 2004, an increase of 7.4%. The increase derived from an increase in profit from net interest income and a decrease in the provision for doubtful debts. Profit from net interest income after provision for doubtful debts at the Bank amounted to NIS 3,754 million in 2005, compared with NIS 3,459 million in 2004, an increase of 8.5%.

Total Operating and Other Income of the Leumi Group in 2005 amounted to NIS 3,718 million, compared with NIS 3,403 million in 2004, an increase of 9.3% (at the Bank - NIS 2,432 million in 2005, compared with NIS 2,194 million in 2004, an increase of 10.8%). On neutralizing the effect of the increase in income from the severance pay reserve, total operating income in the Group increased by 6.5%, and by 6.7% at the Bank.

The increase in operating and other income of the Group was mainly affected by the following factors:

1. An increase in income from commissions on customers' operations in the capital market in the sum of NIS 147 million (15.0%).
2. An increase in income from the severance pay reserve in the sum of NIS 96 million.
3. An increase in income from credit cards in the sum of NIS 34 million (8.2%).
4. An increase in income from the payment system services in the sum of NIS 18 million (2.8%), primarily from foreign currency conversions and transfers.

On the other hand, the following factors partially offset the above effects:

1. A decline in account management charges in the sum of NIS 29 million, a rate of 6.0%.
2. A decline in fees from computerized services in the sum of NIS 4 million, a rate of 11.8%.

See Notes 21 to 23 to the Financial Statements for further particulars.

See page 38 above for a detailed description of the subject of commissions from households.

See Note 18O to the Financial Statements with regard to legal claims and discussions with the Antitrust General Director in respect of subjects relating to credit cards.

The following table sets out a summary of income from credit card activity (in NIS millions):

	2005	2004
Profit of Leumi Card Ltd. (after payment of interchange fees)	**63**	30
The Bank's share in interchange fees, before tax	**59**	53
Fees for membership and limitation of responsibility, before tax, collected by the Bank	**47**	47

In addition, the Bank collected NIS 58 million in interest in 2005 (an amount of NIS 60 million in 2004) for providing credit for funding purchases with credit cards.

The ratio of operating and other income to total income (i.e. net interest income before provision for doubtful debts and operating and other income) was 35.9% compared with 34.9% in 2004.

Operating and other income covered 61.3% of operating and other expenses, compared with 62.0% in 2004.

Total Operating and Other Expenses of the Leumi Group in 2005 amounted to NIS 6,070 million, compared with NIS 5,488 million in 2004, an increase of 10.6%, and excluding the cost of voluntary retirement, an increase of 8.9% (at the Bank - NIS 4,326 million in 2005, compared with NIS 3,884 million in 2004, an increase of 11.3% and an increase of 8.9% excluding the cost of voluntary retirement).

Salary expenses (excluding the cost of voluntary retirement) increased in 2005 by 8.8%, compared with 2004. Voluntary retirement costs in 2005 amounted to NIS 107 million compared with NIS 14 million in 2004.

Operating and other expenses, excluding salary and voluntary retirement, increased in 2005 by a rate of 9.1% as compared with 2004. The increase in operating expenses was primarily attributable to the following factors:

1. An increase in expenses for maintaining buildings and equipment in the sum of NIS 77 million (11.7%).

2. An increase in depreciation expenses in the sum of NIS 12 million (2.8%).

3. An increase in expenses for professional services in the sum of NIS 48 million (16.8%).

4. An increase in computer expenses in the sum of NIS 35 million (38.5%).

(Computer expenses do not include the Bank's computer expenses, which are included amongst the rest of total expenses, since the computer center is a division of the Bank). These computer expenses mainly include the expenses of subsidiaries for purchasing computer services.

On the other hand, the decline in insurance expenses in the sum of NIS 23 million partially offset the above increase (release of insurance reserves in Leumi Re. See pages 149-150 for details).

Salary and related expenses (excluding the cost of voluntary retirement) constituted some 59.0% of total operating expenses compared with 59.1% in 2004.

See Notes 24 and 25 to the Financial Statements for further details

Additional details concerning the components of operating expenses are as follows:

1. As part of the Bank's strategic efficiency drive and in view of the business-managerial needs of the Bank in future years, in August 2005 the Bank's Board of Directors approved a voluntary retirement plan at an overall cost of up to the sum of NIS 114 million. The plan was targeted at part of the Bank's employees, as approved by the Board of Directors.

   In 2005, 137 employees retired, compared with 13 who retired in 2004 under a voluntary retirement plan. Total costs of voluntary retirement recorded in the 2005 Financial Statements amounted to NIS 107 million, compared with NIS 14 million in 2004. These amounts also include the present value of future pension liabilities on account of the voluntary retirement plan.

2. The calculation of the Bank's actuarial pension liability is made on the basis of the capitalization rate (4%) determined by the Supervisor of Banks, net of a real increase in salaries of 2.5% as estimated by Management. It was found in an actuarial examination conducted in 2005 that the rate of increase in the lifespan was higher than the 1999 Israeli life-expectancy tables. Accordingly, an actuarial amendment relating to the life-expectancy tables was made, which increased the liability by NIS 34 million (in 2004 - NIS 36 million).

3. In November 2005 the Supervisor of Banks announced his adoption of a letter from the Chief Actuary of the Capital Market, Insurance and Savings Department of the Ministry of Finance to the insurance companies, according to which, commencing from the first quarter of 2006, insurers must evaluate the reserves in respect of life insurance policies on the basis of life-expectancy tables, as set out in the position paper circulated by the Supervisor of Insurance in April 2005 to the insurance companies and pension funds for their comments.

   Pursuant to the evaluation made by the Bank's actuary, based upon the update of the life-expectancy assumptions as set out in the said position paper, for the purpose of evaluation of the actuarial liabilities, the Bank will record an additional provision in the sum of some NIS 131 million before tax (some NIS 83 million after tax) in the first quarter of 2006, in order to update the pension and jubilee reserves.

See Note 15 to the Financial Statements for further details

Operating expenses in 2005 constitute 58.7% of total income, compared with 56.2% in 2004 and 61.0% in 2003.

Operating Profit before Taxes of the Leumi Group in 2005 amounted to NIS 2,850 million, compared with NIS 2,760 million in 2004, an increase of 3.3% (at the Bank - a profit of NIS 1,862 million in 2005, compared with NIS 1,769 million in 2004, an increase of 5.3%).

Provision for Taxes on Operating Profit of the Leumi Group in 2005 amounted to NIS 1,193 million, compared with NIS 1,244 million in 2004. The rate of provision for taxes in 2005 was 41.9% of pre-tax profit, compared with 45.1% in 2004. The statutory tax rate for financial institutions in Israel in 2005 was 43.59% as compared with 44.52% in 2004.

The provision for taxes in 2005 was principally affected by the following matters:

1. On 25 July 2005 the Amendment to the Income Tax Ordinance with regard to reducing the rate of company tax in the future from 30% on a descending scale to 25% in 2010 was approved. In consequence of the reduction of the tax rates, the deferred taxes were adjusted in the third quarter of 2005 on the basis of the new tax rates, in accordance with the date of recognition of the amounts for tax purposes in the future. The change in the tax rates on the balance of the deferred taxes increased the provision for taxes at the Bank and at the consolidated companies by some NIS 122 million in the year 2005, 4.3 percentage points of the effective tax rate, compared with an increase in the provision for taxes of NIS 131 million and a reduction in the current provision of NIS 14 million in 2004, as a result of the amendment of the Income Tax Ordinance to reduce of the rate of tax from 36% to 30%. For further details see below under "Description of the Taxation Position" on pages 188-189 of the Report.

2. The reduction of the rate of company tax from 35% in 2004 to 34% in 2005.

3. The effect of the positive inflation of the known CPI by the rate of 2.69% as compared with inflation at the rate of 0.90% in the corresponding period in 2004, partially offset the above effects.

4. The effect of exchange rate differences in respect of overseas investments that are not included in the basis of the tax calculation and which in the said period were positive in a greater amount than in the corresponding period in 2004.

5. The recording of the consequences of an arrangement with the tax authorities in 2005, as detailed on page 188 of the Report, according to which the Bank's tax expense for 2005 was reduced by some US$ 8.6 million, out of which deferred taxes in the sum of US$ 5.6 million were recorded, compared with the recording of deferred taxes in respect of the US subsidiary in the sum of US$ 12.0 in 2004.

See Note 26 to the Financial Statements for further details on the tax provision.

Operating Profit after Taxes of the Leumi Group in 2005 amounted to NIS 1,657 million, compared with NIS 1,516 million in 2004, an increase of 9.3%.

The Group's Share in Operating Profit after Taxes of Companies Included on the Equity Basis in 2005 amounted to a profit of NIS 378 million, compared with NIS 410 million in 2004, a decrease of 7.8%.

Most of the profit in this item derived from the contribution of the following companies:

1. Israel Corporation Ltd.: profits of NIS 293 million, compared with NIS 234 million in 2004.

2. Migdal Insurance and Financial Holdings Ltd.: profits of NIS 26 million in 2005, compared with NIS 92 million in 2004.

3. Africa Israel Investments Ltd.: profits of NIS 53 million in 2005, compared with NIS 64 million in 2004.

As the result of the requirement of the Bank of Israel for the sale of two non-banking entities (see page 124 of the Report, below) provisions for taxes in the sum of NIS 71 million were recorded in 2005 in respect of the equity profit that was recorded up to 31 December 2004 and in addition provisions for taxes were recorded at the tax rates for financial institutions in respect of the profits for the year 2005. The taxes were recorded in the past on a partial basis, in accordance with generally accepted accounting principles; on the other hand, the results of the companies included on the equity basis are stated after the reduction of the companies' provisions for tax, following the reduction in the rates of taxes, in the sum of NIS 38 million.

Minority Interests in the Profits (Losses) of the Group amounted to a loss of some NIS 24 million, compared with a profit of some NIS 22 million in 2004. The loss derives from the share of the minority interests in the results of the Swiss subsidiary and also from negative exchange differences in respect of the investment in Switzerland.

Net Operating Profit of the Leumi Group in 2005 amounted to NIS 2,059 million, compared with NIS 1,904 million in 2004, an increase of 8.1%.

Accrued effect at the beginning of the year of a change in an accounting method - in July 2004 the Israeli Accounting Standards Institute published Accounting Standard No. 19 "Taxes on Income". The new Standard applies to the periods from January 2005. Notwithstanding this, the Bank decided to adopt the Standard early, in the Financial Statements for 2004 by way of an accrued effect at the beginning of the year of a change in an accounting method. In consequence, the profit in 2004 was reduced by NIS 32 million. See also Note 1P to the Financial Statements.

Net After-Tax Profit (Loss) from Extraordinary Items of the Leumi Group in 2005 amounted to NIS 77 million, compared with a loss of NIS 8 million in 2004. The profit derived from the sale of 0.526% out of the holding in Africa Israel Investments Ltd., from the sale of options for the

purchase of shares in the Israel Corporation Ltd. and from the sale of all of the holdings in Direct Insurance – Financial Investments Ltd.

See page 126 of the Report and Note 27 to the Financial Statements for further details.

Ratio of Operating Profit before Taxes to Net Shareholders' Equity* reached 21.1% in 2005, similar to 2004.

Ratio of Net Operating Profit to Shareholders' Equity* (Net Return on Equity*) reached 12.3% in 2005, compared with 11.6% in 2004.

* Shareholders' equity together with minority interests, less capital investments in companies included on the equity basis.

Net Operating Profit per NIS 1 par value of Share Capital reached NIS 1.456 in 2005, compared with NIS 1.347 in 2004.

Net Profit per NIS 1 par value of Share Capital reached NIS 1.510 in 2005, compared with NIS 1.318 in 2004.

The following table sets out return on shareholders' equity (excluding minority interests) of: [(a)]

	2005	2004
	%	%
Net profit	**14.3**	13.1
Net operating profit	**13.7**	13.4

The following table sets out return on shareholders' equity (excluding minority interests) on a quarterly basis (in annual terms) [(a)]:

	2005				2004			
	4th Qtr	**3rd Qtr**	**2nd Qtr**	**1st Qtr**	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
	%							
Net profit	**11.5**[(d)]	**14.9**	**15.8**[(c)]	**14.9**	9.2	15.2	16.1[(b)]	12.6[(b)]
Net operating profit	**10.3**	**15.0**	**14.7**	**14.9**	9.3[(b)]	15.3	16.1[(b)]	13.7

(a) The calculation of the return relates to the shareholders' equity at the beginning of the period.
(b) Restated.
(c) Includes a profit of NIS 34 million from extraordinary activities (as detailed on page 126), which reflects 0.9% of the return for the second quarter of 2005.
(d) Includes a profit of NIS 46 million from extraordinary activities (as detailed on page 126), which reflects 1.1% of the return for the fourth quarter of 2005.

Exceptional Developments in the Interim Periods in 2005

Following are the principal items in which there were exceptional developments according to quarters:

1. Net interest income before provision for doubtful debts:

   In the third quarter of the year:
   - An increase in profits realized from the sale of debentures and unrealized profits from adjustments to fair value of debentures for trading of some NIS 34 million.
   - The effect of the positive known CPI of 1.39% on the surplus financial assets in the CPI-linked sector of some NIS 74 million.

- A reduction in costs arising from non-accrual accounts following a fall in shekel interest on financing sources.

In the fourth quarter of the year:

- Provisions were recorded in respect of a reduction in value of debentures and unrealized profits from adjustments to fair value of debentures for trading of some NIS 63 million.
- A reduction in the effect of the positive known CPI of 0.61% which reduced income by some NIS 20 million, compared with the third quarter of 2005

2. Provisions for doubtful debts:

- In the first and second quarters of the year the provisions for doubtful debts were relatively higher than the average quarterly provisions in 2004.
- In the third and fourth quarters of the year the provisions for doubtful debts were relatively lower than the average quarterly provisions in the first half of the year and also relatively lower than the quarterly average in 2004. See further details below in the chapter on credit in the Directors' Report.

3. Operating and other income:

- In the third quarter of the year there was an increase of NIS 84 million in income from profits of the reserve in the provident fund for severance pay, against the background of the rises in the capital market.
- On the other hand, in the fourth quarter of the year the profits from the reserve in the provident fund for severance pay amounted to only NIS 13 million.

4. Salary and related expenses:

- In the first quarter of the year salary expenses were higher, as a result of the non-lineal spread of the provisions for severance pay and pension in consequence of the 2005 salary increases.
- In the second quarter of the year salary costs increased in consequence of the updating of the pension reserves following the amendment of the life-expectancy tables, by some NIS 34 million.
- In the third quarter of the year salary expenses increased as a result of voluntary retirement costs in the sum of NIS 108 million, and provisions for bonuses.

5. Other operating expenses:

- In the fourth quarter of the year advertising and marketing expenses increased by a sum of NIS 13 million, professional advice expenses increased by a sum of NIS 39 million and also a provision in the sum of some NIS 46 million was recorded in respect of the exceptional event in Switzerland (for details see on pages 146-147).

6. Provision for taxes:

- In the first quarter of the year the tax rates were low as a result of the recording of deferred taxes receivable in respect of the profits of an overseas subsidiary, in accordance with an arrangement with the tax authorities.
- In the second quarter of the year the tax rates were low as the result of positive exchange rate differences in respect of investments in overseas subsidiaries that are not included as part of the tax basis.
- In the third quarter of the year the tax rates were high as the result of the adjustment of balances of deferred taxes of some NIS 122 million, as a result of the updating of the Amendment to the Income Tax Ordinance Law with regard to the reduction of the company tax rate.

7. There was an increase in the Group's share in profits of companies included on the equity basis in the first two quarters of the year. In the third quarter of the year there was a decrease of some NIS 122 million as the result of the supplementation of the provision for taxes in respect of the equity profits that were recorded to 30 June 2005 in respect of the companies included on the equity basis that are to be sold, and also provisions for taxes at the tax rate that applies to a financial institution in respect of the profits in the third quarter. On the other hand, the results of the companies included on the equity basis are stated after the reduction of tax provisions in the sum of NIS 38 million following the reform for reducing the rate of company tax.

8. Profit from extraordinary activities:

   - In the second quarter of the year a net profit of some NIS 34 million was recorded on the sale of 0.526% out of the holdings in Africa Israel Investments Ltd. and from the sale of options to purchase shares in the Israel Corporation Ltd.
   - In the fourth quarter of the year a profit of some NIS 46 million was recorded, mostly arising from the sale of the Bank's entire holding in Direct Insurance - Financial Investments Ltd.

For additional multi-quarter date see Exhibits F and G to the Management Review.

Structure and Development of Assets and Liabilities

Total Assets of the Leumi Group on 31 December 2005 amounted to NIS 272.8 billion, compared with NIS 255.8 billion at the end of 2004, an increase of 6.7%. The Bank's total assets on 31 December 2005 amounted to NIS 222.4 billion, compared with NIS 210.5 billion at the end of December 2004.

Of the Group's total assets, the value of the assets denominated in or linked to foreign currency was some NIS 124.8 billion, some 45.7% of total assets. In 2005 the shekel depreciated against the US dollar by 6.85% and against the basket of currencies by 1.66% and appreciated against the euro by 7.32%.

The total assets under the Group's management - total balance sheet as well as customers' securities portfolios, provident funds and supplementary training funds - amounted to some NIS 565 billion, as against NIS 488 billion at the end of 2004 (US$ 123 billion and US$ 113 billion respectively), as detailed below.

A. The following table sets out the development of the main balance sheet items:

	Consolidated			The Bank		
	31 December			31 December		
	2005	2004	Change	**2005**	2004	Change
	NIS millions		%	NIS millions		%
Total assets	**272,824**	255,782	6.7	**222,387**	210,474	5.7
Deposits of the public	**221,828**	209,652	5.8	**187,687**	177,603	5.7
Debentures, capital notes and subordinated capital notes	**17,253**	11,256	53.3	**5,220**	4,643	12.4
Deposits from banks	**4,347**	5,655	(23.1)	**3,741**	3,846	(2.7)
Cash and deposits with banks	**35,381**	30,033	17.8	**51,187**	46,635	9.8
Securities	**47,825**	43,543	9.8	**30,111**	26,970	11.6
Credit to the public	**177,255**	169,353	4.7	**122,182**	118,135	3.4
Buildings and equipment	**2,843**	2,668	6.6	**2,410**	2,238	7.7

B. The following table sets out the development of the main off-balance sheet items:

	Consolidated			The Bank		
	31 December			31 December		
	2005	2004	Change	**2005**	2004	Change
	NIS millions		%	NIS millions		%
Documentary credits	**2,370**	2,945	(19.5)	**1,645**	2,323	(29.2)
Credit guarantees	**5,717**	4,656	22.8	**13,246**	12,320	7.5
Guarantees to purchasers of apartments	**5,973**	6,006	(0.5)	**5,432**	5,318	2.1
Other guarantees and liabilities	**10,110**	10,104	0.1	**13,141**	12,063	8.9
Commitments in respect of credit card transactions	**5,330**	5,052	5.5	**3,360**	3,218	4.4
Derivatives*	**112,610**	128,427	(12.3)	**106,890**	114,241	(6.4)
Options of all kinds	**134,451**	110,020	22.2	**127,250**	112,019	13.6

* Including forwards, financial swap contracts, swap, future and credit derivatives transactions. See Note 18A and 18F to the Financial Statements for further details.

C. The following table sets out the development of capital market balances of Group customers:

	Consolidated		Change
	2005	2004	
	NIS millions		%*
Securities portfolios of customers	**245,579**	188,927	30.0
Of which: managed by mutual funds	**44,748**	33,735	32.6
Provident funds	**36,026**	33,056	9.0
Supplementary training funds	**10,619**	9,970	6.5

* Including increase in market value of securities.

Deposits of the public with the Group amounted to NIS 221.8 billion at the end of 2005, compared with NIS 209.7 billion at the end of 2004, an increase of 5.8%.

Furthermore, the Group raised from the public, through issues of debentures, capital notes and subordinated capital notes, the amount of some NIS 17.3 billion as at the end of 2005, compared with NIS 11.3 billion at the end of 2004. Deposits of the public, debentures and subordinated capital notes rose in 2005 by 8.2% and together represent 87.6% of the balance sheet total.

The following table sets out the mix of deposits of the public by type and linkage sector:

31 December 2005	Demand	Term	Savings schemes	Ear-marked deposits	Total
	%	%	%	%	NIS millions
Israeli currency:					
Unlinked	42	38	5	37	81,777
CPI-linked	-	13	85	63	33,783
Foreign currency:					
Including foreign currency linked	58	49	10	-	105,970
Non-monetary					298
	100	100	100	100	
Total in NIS millions	29,584	179,229	12,998	27	221,828

31 December 2004	Demand	Term	Savings schemes	Ear-marked Deposits	Total
	%	%	%	%	NIS millions
Israeli currency:					
Unlinked	38	42	7	19	80,668
CPI-linked	-	14	83	81	35,619
Foreign currency:					
Including foreign currency linked	62	44	10	-	93,210
Non-monetary	-	-	-	-	155
	100	100	100	100	
Total in NIS millions	29,250	164,310	16,064	28	209,652

The increase in the volume of deposits of the public in 2005 was principally in foreign currency deposits, including foreign currency-linked, which increased to NIS 12.8 billion and deposits in unlinked shekels in the sum of NIS 1.1 billion. CPI-linked shekel deposits declined by NIS 1.8 billion, principally the CPI-linked savings schemes. On neutralizing the effect of changes in the rate of exchange of the shekel, deposits of the public grew by 4.4%.

Developments in the various kinds of deposits were as follows:

- Deposits of the public denominated in or linked to foreign currency increased by 13.7% as compared with 31 December 2004.

- Unlinked shekel deposits of the public increased by 1.4% compared with 31 December 2004, as a result of the public's preference for these types of deposits against the background of the high real interest rates in this sector.

- CPI-linked deposits declined by 5.2% as against 31 December 2004, primarily in consequence of the expectation of a lower rate of inflation in 2005 and this caused changes in the composition of the financial assets portfolio of the public.

The Bank develops and operates financial investment products in the field of structured products. There are various types of structured products that offer customers an innovative investment channel by virtue of their including, on the one hand, assurance of the whole or part of the principal and on the other hand a chance of a higher yield than that which a risk-free investment gives. Waiving risk-free interest enables derivatives in the various underlying assets to be purchased, such as: options on interest rates, options on shares and share indices, options on rates of exchange, credit derivatives and more, which constitute a component of a structured product. The structured deposits offered by the Group offer full assurance of the principal, while the structured debentures often give only partial assurance. The terms of the structured products ranges between the short-term, on occasions even one month, to long-term of up to 15 years. In 2005 the range of the Group's structured products was expanded both as regards the composition of the underlying assets and also as regards the types of options embedded in the products. This was in accordance with the economic developments in the various markets according to the evaluations of the Bank's analysts.

In June 2005, the Engagement in Investment Counseling and Investment Portfolio Management (Regulation) Law, 1995 was amended and imposed on structured products. Structured products were also defined as high-risk transactions. It should be noted that even prior to the amendment of the law, the counselling services that the Bank provided in respect of structured products were provided by licensed counsellors.
In the past two years there has been a certain decline in the volume of capital raised by means of structured products in the Leumi Group as compared with 2003, *inter alia*, against the background of the rise in the interest rate of the US dollar. In 2005 the volume of transactions in these products carried out in the Leumi Group amounted to some US$ 1.4 billion, compared with some US$ 2.0 billion in 2004.
The balance of structured deposits totaled NIS 4.5 billion on 31 December 2005, similar to the position at the end of 2004.

The following table sets out the development of the deposits of the public according to principal activity segments:

Segment	**2005**	2004	Change
	NIS millions		%
Households	**110,364**	107,959	2.2
Small businesses	**11,391**	11,284	0.9
Corporate banking	**28,616**	27,564	3.8
Commercial banking	**23,922**	19,652	21.7
Construction and real-estate	**3,150**	2,191	43.8
Private banking	**35,008**	31,486	11.2

Deposits from Governments- these deposits include deposits from government sources that were made available to the banks in prior years mainly for restructuring the debts of the kibbutzim and also deposits for granting housing credit to the eligible public. Deposits from the government for granting credit at its responsibility were offset from credit and amounted to NIS 9.4 billion.

This item also included deposits of foreign governments in overseas subsidiaries, which amounted at the end of 2005 to some NIS 0.6 billion, as against NIS 1.1 billion at the end of 2004.

Deposits with Banks and from Banks

A. Deposits with Banks*:

	31 December 2005		31 December 2004	
	With central banks	**With banks**	With central banks	With banks
	NIS millions			
Israeli Currency:				
Unlinked	**4,848**	**78**	8,549	161
CPI-linked	**-**	**507**	-	532
Foreign currency including foreign currency-linked	**934**	**27,690**	683	18,959
Total deposits with banks	**5,782**	**28,275**	9,232	19,652

* With central and commercial banks.

Total deposits with banks increased by 17.9%.

B. Deposits from Banks:

	31 December 2005		31 December 2004	
	From central banks	**From banks**	From central banks	From Banks
	NIS millions			
Israeli Currency:				
Unlinked	**-**	**517**	232	446
CPI-linked	**-**	**1,345**	-	2,594
Foreign currency including foreign currency-linked	**-**	**2,485**	1	2,382
Total deposits from banks	**-**	**4,347**	233	5,422

According to law, the Bank of Israel is permitted to make loans to banking corporations against collateral. The Bank mainly uses its deposits with the Bank of Israel for this purpose. As of 31 December 2005 deposits of the Group with the Bank of Israel totaled NIS 5.4 billion, against total loans from the Bank of Israel of only NIS 232 million.

On 17 August 2005 the Bank signed a debenture in favor of the Bank of Israel as security for the credit that the Bank has received or will receive from the Bank of Israel. As collateral for the debenture the Bank created a floating charge in favor of the Bank of Israel on the inventory of Makam, Gilon, Shahar and Galil type debentures up to the amount of NIS 5 billion.

As is apparent from these tables, the liquidity situation of the Group is very positive, and the Group has net deposits with banks amounting to NIS 29.7 billion.

Credit to the public - in the Leumi Group at the end of 2005 totaled NIS 177.3 billion, compared with NIS 169.4 billion at the end of 2004, an increase of 4.7% (at the Bank, an increase of 3.4%). Credit to the public comprises 65.0% of total assets (compared with 66.2% at the end of 2004). Credit to the public, after neutralizing changes in the rate of exchange of the shekel, increased by 3.3%. In addition, it should be noted that the investments, mostly in debentures, of companies increased in 2005 by some 32% and totaled some NIS 16.7 billion at the end of 2005. The weighted increase in the above two items was at a rate of 6.4% in 2005.

The following table sets out the mix of credit to the public by type and segments:

	31 December 2005		31 December 2004		
	NIS millions	**% of mix**	NIS millions	% of mix	% change
Unlinked	**62,363**	**35**	55,220	33	12.9
CPI-linked	**52,569**	**30**	51,015	30	3.0
Foreign currency including foreign currency-linked	**62,323**	**35**	63,118	37	(1.3)
Total	**177,255**	**100**	169,353	100	4.7

Most of the increase in credit to the public was in unlinked shekels amounting to NIS 7,143 million, or 12.9%. Credit to the public in CPI-linked shekels increased by NIS 1,554 million.

Foreign currency and foreign currency-linked credit to the public decreased by NIS 795 million, notwithstanding the depreciation in the exchange rate of the shekel against the U.S. dollar by 6.85%.

Total credit to the public that was offset from deposits according to the level of collection amounted to NIS 11.6 billion in the Group. Some 81.0% of the credit is given from government deposits according to the level of collection for mortgage financing.

The following table sets out the spread of credit in foreign currency, including foreign currency-linked, according to principal currencies:

	31 December 2005	31 December 2004
	NIS millions	
US dollar	**47,550**	46,280
Euro	**4,663**	5,883
Other currencies	**10,110**	10,955
Total	**62,323**	63,118

The following table sets out the is the development of the obligations to the construction and real-estate sector:

	31 December 2005	31 December 2004	
	NIS millions	NIS millions	% change
Balance sheet credit risk	**32,492**	33,285	(2.4)
Guarantees to purchasers of apartments	**5,973**	6,006	(0.5)
Other off-balance sheet risk	**9,355**	6,562	42.5
Total	**47,820**	45,853	4.3

The total credit risk of the construction and real-estate sector in Israel (according to the economic sector report in Exhibit E to the Management Review) increased in 2005 by 5.0%. Credit risk of the construction and real-estate sector in Israel constituted some 19.4% of total credit risk in Israel. However, in accordance with the rules established by the Bank of Israel for calculating the rate of financing by sector, the total obligations in the sector at the Bank amount to some 20.22% of the total obligations in Israel, and therefore there is an excess of sectoral credit at the Bank of some 0.22%, compared with an excess of 0.73% at the end of 2004.
There is an additional provision of some NIS 10.8 million in respect of this sectoral excess.

The following table sets out the development of credit to the public according to principal activity sectors:

Sector	**31 December 2005**	31 December 2004	Change
	NIS million	NIS million	%
Households	**43,668**	41,007	6.5
Small businesses	**13,476**	12,733	5.8
Commercial banking	**32,350**	30,102	7.5
Corporate banking	**57,360**	54,171	5.9
Construction and real-estate	**24,490**	26,112	(6.2)
Private banking	**4,678**	4,573	2.3

- Credit to households also includes housing loans (mortgages). On neutralizing this credit, credit to households increased by 15.4%. Housing loans totaled NIS 32.4 billion at the end of 2005, an increase of 3.5%.

- There was a decrease of NIS 1.7 billion in the Bank's activity in Israel in credit to the construction and real-estate sectors.

See Exhibit E to the Report for further details of the development of credit and credit risk according to sectors of the economy.

The following table sets out the development of overall credit to the public risk* according to principal sectors of the economy:

	31 December 2005		31 December 2004		
Economy Sectors	**Overall credit to the public risk**	**Percentage of total**	Overall credit to the public risk	Percentage of total	Change
	NIS millions	**%**	NIS millions	%	%
Agriculture	**2,160**	**0.8**	2,004	0.8	7.8
Industry	**40,777**	**15.2**	35,709(1)	14.4	14.2
Construction and real-estate	**47,820**	**17.8**	45,853	18.5	4.3
Electricity and water	**2,743**	**1.0**	3,406	1.4	(19.5)
Commerce	**30,340**	**11.3**	28,191(1)	11.3	7.6
Hotels, accommodation and food services	**6,273**	**2.3**	6,265	2.5	0.1
Transportation and storage	**6,360**	**2.4**	5,637	2.3	12.8
Communications and computer services	**8,444**	**3.2**	8,307	3.4	1.6
Financial services	**33,967**	**12.7**	28,214(1)	11.4	20.4
Other business services	**7,570**	**2.8**	7,185	2.9	5.4
Public and community services	**7,767**	**2.9**	7,952	3.2	(2.3)
Private persons - housing loans	**31,448**	**11.7**	28,739	11.6	9.3
Private persons - other	**42,234**	**15.9**	40,374	16.3	4.6
Total	**267,903**	**100.0**	247,836	100.0	8.1

* Including off-balance sheet credit risk and investments of the public in debentures, and including other assets in respect of derivatives.

(1) re-stated

See Exhibit E to the Management Review for further details as to the spread of credit to the public according to sectors of the economy.

The Bank is continuing with intensified monitoring in the sectors and sub-sectors detailed below in view of the higher sensitivity and risk level that typifies these sectors and sub-sectors. The monitoring *inter alia* includes placing special emphasis on assessing the customers' repayment ability, the collateral received from them, the shareholders' equity level and the owners' ability to support the companies.

Part of the information set forth below is "**forward-looking information**". For the meaning of this term, see in the "General Environment and Effect of External Factors on Activities" chapter, the "Description of the Banking Corporation's Business and Forward-Looking Information in the Directors' Report" section on pages 43-44 above.

Industry Sector

Following is a review according to industry sub-sectors:

Construction inputs - the construction inputs sector includes building materials, metal and wood (excluding furniture). In 2004 and in the first half of 2005 an increase in activity was recorded as compared with 2003. Among the construction inputs sub-sectors, the metal sectors presented the most impressive increase in activity. In addition, in 2005 there was a moderation of the rate of contraction of the product of the local construction sector, so that relative to previous years, the negative affect of the recession in the construction sector on the construction inputs sector was reduced.

The high-tech companies sector – In 2005 the recovery trend that began in 2004 continued. The continuance of the trend found expression in an improvement in the financial results of the companies and also in their ability to raise capital in Israel and overseas.
Two central segments can be characterized in the sub-sectors of the high-tech companies field - equipment for the communications sector and semi-conductors.

Equipment for the communications sector - in this field there was a continuation of the significant recovery that led to an improvement in the companies' performances and also a high state of readiness for raising money other than from the banking system and primarily by way of further overseas securities offerings.

The semi-conductors field - in this field the trend of growth in demand continued. This trend, together with technological changes, resulted in accelerated investment in existing FAVs in order to adapt them to the new technologies.

Diamonds - by virtue of Israel being a center for diamond trading and having regard to the centralized structure of the diamond sector, the Bank finances the sector, and primarily the leading companies, while monitoring and controlling the Leumi Group's exposure to the industry. This is done through the diamond exchange branch in Israel and the diamond and jewellery department at the Bank's USA subsidiary. The exposure policy for the diamond industry is defined and supervised at the Group level.

Construction and real-estate sector - divided into two principal sub-sectors:

The residential construction sector – the various indicators show that in 2005 a level of activity was maintained that, similarly to that of 2004, was characterized by a significant slowdown compared with previous years. The low level of activity was demonstrated both on the demand side and the supply side, and particularly so primarily in peripheral areas such as the Galilee and the Negev.

On the supply side, the number of building starts in 2005 is estimated at some 29 thousand housing units, a figure that constitutes a minimal increase of some 2% compared with the number of building starts in 2004. In 2005, the construction of some 31 thousand housing units was completed, compared with some 33 thousand in the previous year.

The inventory of unsold new apartments has been steadily decreasing over recent years. As of September 2005 this inventory was estimated at some 18.0 thousand housing units (a decline of some 8% compared with December 2004) and it will be sufficient for 12.8 months according to the average rate of sales in 2005.

On the demand side, the low level of demand that has typified the market in recent years continued. A material part of construction financing is effected in a closed "construction lending"

format that is typified by periodic examination and close monitoring, with assistance from external construction inspectors.

The income producing properties sector – in 2005 there remained a large supply of tens of thousands of square meters of space for renting in income-producing properties, primarily those designated for high standard offices.
The growth of the business sector in 2005, with expectations for a continuation of this trend in the coming years, has led to an increase in demand for rental space. This increase in demand has been completely satisfied by existing supply.

The commerce sectors – the improvement in the state of the economy and the relatively calm security situation have led to the recording of an increase in the volume of sales in this sector. According to data from the Central Bureau of Statistics in October 2005, retail trade turnover rose by some 4.6% and there was an increase of some 5.4% in wholesale trade, compared with 2004.

However, and despite the improvement mentioned above, strong competition in the field of food sales continued, both between the organized chains and also between them and the private chains (the "fourth chain"). The culmination of this competition was demonstrated by the application for a stay of proceedings order by the Clubmarket chain, which was acquired through a fairly short process by the SuperSol chain.

The fierce competition in the various branches of the commerce sector together with the fluctuations in the exchange rates and in the prices of the raw materials, oblige the Bank to adopt a cautious policy, increased monitoring and systematic examinations of the appropriateness of the provisions in the sector.

The hotels, accommodation and food services sector - the positive trend that typified the sector in 2004 continued, and even at a more intensive pace, in 2005. The continued improvement derived primarily from the increase in the number of overnight stays by tourists, in which there was an increase of some 40% relative to 2004, compared with an increase of only 1% in the number of Israeli overnight stays. The total number of overnight stays grew by 12% on average. Room occupancy grew by 16% compared with 2004. The increase in incoming tourism resulted from the relative calm of the security situation, but there was also a markedly more active role taken by the Ministry of Tourism in encouraging incoming tourism.

Notwithstanding the above, it should be noted that overnight stays by tourists are still 30% lower than in 2000 and a deterioration in to the security situation could put the sector into reverse.

Against the background of the improvement in the sector and the forecasts for its continued growth and the relative stagnation in the number of rooms in the sector since 2000, transactions for the sale/purchase of hotels have been evident and consideration has even been given to investment in refurbishing existing hotels and setting up new ones.

The ability of most of the hotels to service their debts has improved against the background described above and against the background of a creeping increase in prices. However, the Bank continues to adopt a relatively cautious policy in financing transactions in the sector.

The communications services sector - the sector is comprised of three principal sub-sectors: fixed line communications (internal and international), cellular communications and multi-channel television.

Fixed line communications - in the internal communications field, a license was granted in November 2003 to the cable television companies to provide internal operator (IO) services. At the end of 2004, the cable companies began offering this service and during the course of 2005 the number of subscribers reached 75 thousand. Further, additional companies in the communications sphere received an IO license and other companies have presented applications for such a license.

The said licenses are primarily directed at the business sector and/or at the companies' existing customers.

Cellular communications - the cellular companies continue to present good levels of profitability and cash generation. Despite the negative effect of regulatory directives, such as the reduction of connection fees, the companies have succeeded, by means of increased efficiency and raising prices, in presenting good business results. In addition, there was a significant decline in the cost of the investments required for the transition to advanced technologies, a fact that is likely to contribute to the companies' financial ability.

Multi-channel television - On 11 September 2003 the Tel Aviv District Court approved a creditor's arrangement for a customer in the communications sector (multi-channel and satellite television). The arrangement *inter alia* also prescribed the manner of distributing the proceeds from the realization of assets and/or distribution of surpluses from the company's operations between the various creditors in general and between the secured banks amongst themselves in particular.

All the regulatory approvals that were required to implement the arrangement were obtained and in January 2004 the stay of proceedings order relating to the company was set aside. The company continues to be managed by a trustee, its shares being held by him in favor of the secured banks and he also supervises the implementation of the creditors' arrangement.

The shareholders in the cable company and the banks which hold shares in the company recently agreed the principles of the merger of the cable companies.
The merger of the cable companies is conditional upon the signature of a financing agreement between the companies and the banks. Under the merger, Matav will absorb the activities of all the other cable companies and will issue shares in that company to the shareholders in the other companies in proportion to the relative number of subscribers of each company. The banks are expected to have separate holdings in the merged company, in a total amount of less than 30%.

The local authorities - the Budgetary Principles (Amendment No. 31 and Temporary Provision) Law, 2004 (the "amendment to the law") came into force on 17 June 2004. The purpose of the amendment to the law, as declared by the government, was to enable local authorities in distress to carry out recovery programs under the supervision of an accompanying accountant and to that end to enjoy immunity from creditors for a limited period.

In addition, the amendment to the law restricts, for the entire period of the recovery program, the use of monies classified within the context of the recovery program as "recovery monies", and prevents the enforcement or creation of a charge, assignment or the attachment of such monies throughout the recovery program period. The definition of "recovery monies" includes, *inter alia*, special allocations for that purpose from the State (which are not current allocations).
Since the amendment to the law impaired the signed agreements of the Bank with the Israeli Government in respect of the debts and the arrangements made in the past with the local authorities sector and, as aforesaid, impaired the collateral that the Bank had received as security for this credit, the Bank's Management decided to freeze the extension of new credit to local authorities.

Following a consensus reached by the banks and the Ministry of Finance and the Ministry of the Interior, the Bank decided to renew the granting of credit at the beginning of 2005 to some of the local authorities on a selective basis. Every application is individually examined, with the Bank exercising special caution.

In August 2005, the Bank's Board of Directors approved a new system of parameters for the provision of finance to the local authorities by the Bank, which checks, *inter alia*, the Bank's share in the credit of each authority, its debt servicing ability and the period in which it can repay its debts to the Bank.

As a result of the change in the parameters there has also been a change in the risk rating system for the local authorities.

Private individuals - the private individuals sector relates to the households. The acceleration in the growth rate in 2005 and in particular the increase in real terms of some 2.0% in per capita private consumption reflect a continuation of the trend that prevailed in 2004, which is also based upon positive expectations for an improvement in the households' position. The improvement in the background conditions, such as the low real interest rate as compared with previous years, the real increase in salaries and the trend towards a decline in the unemployment rate, support the expansion of demand for credit on the part of this sector of the economy.

Housing mortgage loans

In 2005, an increase was recorded in the granting of housing loans to the public by the mortgage banks, and they reached an amount of some NIS 23 billion, compared with some NIS 22.7 billion in the previous year, an increase of some 1.3%. As background to the data, the first signs of growth in the housing market, after a number of years of contraction, can be cited. However, up till now the effect of such growth on the mortgage sector has been slight: an increase in building starts was recorded in 2005 compared with 2004, and there was also an increase in the number of new apartments that were sold in the public and private sectors (including self built units). However, it would appear that recovery was focused on exclusive areas of demand in which the rate of financing by means of own funds is higher than in comparison with peripheral areas, which are more dependent on external financing and in which a sharp decline in the volume of activity was recorded. The price of owned apartments, which forms part of the CPI, rose in the past year by some 6.8%.

Following is further data on total credit.
The following table sets out the spread of credit to the public* and off-balance sheet credit risk according to the size of the credit to a single borrower:

31 December 2005				
Credit Ceiling in NIS thousands		**Percentage of total number of borrowers**	**Percentage of total balance sheet credit**	**Percentage of total off-balance sheet credit**
From	To		%	
0	80	**83.0**	**4.2**	**16.1**
80	600	**15.1**	**18.8**	**14.6**
600	1,200	**1.0**	**5.2**	**2.3**
1,200	2,000	**0.3**	**2.8**	**1.3**
2,000	8,000	**0.4**	**9.0**	**5.2**
8,000	20,000	**0.1**	**9.0**	**6.2**
20,000	40,000	**0.1**	**9.0**	**7.6**
40,000	200,000	**0.003**	**19.4**	**21.8**
200,000	800,000	**0.0****	**17.6**	**14.9**
Above 800,000		**0.0*****	**5.0**	**10.0**
Total		**100.0**	**100.0**	**100.0**

31 December 2004				
Credit Ceiling in NIS thousands		Percentage of total number of borrowers	Percentage of total balance sheet credit	Percentage of total off-balance sheet credit
From	To		%	
0	80	82.0	4.1	17.3
80	600	16.2	19.2	16.4
600	1,200	0.9	4.8	2.3
1,200	2,000	0.3	2.7	1.3
2,000	8,000	0.4	8.8	5.3
8,000	20,000	0.1	9.4	6.6
20,000	40,000	0.1	8.3	7.4
40,000	200,000	0.004	20.3	20.6
200,000	800,000	0.00**	19.9	15.3
Above 800,000		0.00***	2.5	7.5
Total		100.0	100.0	100.0

* After deducting the specific provisions for doubtful debts.
** In 2005 - 41 borrowers and in 2004 - 36 borrowers
*** In 2005 - 12 borrowers and in 2004 - 7 borrowers.

See Note 4E to the Financial Statements for further details about the spread of credit according to size.

The obligations of the six largest groups of borrowers represented 11.1% of total credit risk at 31 December 2005 and 118.0% of the capital calculated for the limitation on the six largest groups of borrowers (the limit is 135% of the capital but in accordance with the transitional provisions as at 31 December 2005 – 140%).

Problem Loans

The following table sets out a summary of data on the overall problem credit risk regarding credit to the public at the Group's responsibility, less specific provisions for doubtful debts:

	Credit to other borrowers		Credit to the agricultural sector(6)		Total(7)	
	2005	2004	**2005**	2004	**2005**	2004
	(NIS millions)					
Problem Loans(1)						
Non-accrual	**2,351**	2,491	**80**	111	**2,431**	2,602
Restructured (2)	**842**	579	**143**	259	**985**	838
To be restructured (3)	**1,011**	1,166	**59**	44	**1,070**	1,210
In temporary arrears	**694**	748	**4**	6	**698**	754
Under special supervision*	**11,934**	12,769	**470**	477	**12,404**	13,246
Total balance sheet credit to problem borrowers (1)	**16,832**	17,753	**756**	897	**17,588**	18,650
Off-balance sheet credit risk to problem borrowers (1) (5)*	**1,951**	2,271	**109**	113	**2,060**	2,384
Other assets in respect of derivatives of problem borrowers**	**153**	77	**1**	3	**154**	80
Total overall credit risk in respect of problem borrowers(1)	**18,936**	20,101	**866**	1,013	**19,802**	21,114
Assets received in respect of repaid credit	**24**	14	**-**	-	**24**	14
*Of which: debts for which there is a specific provision (4)	**6,674**	6,809	**262**	265	**6,936**	7,074
*Of which: credit for housing for which there is a provision according to the extent of the arrears	**592**	621	**-**	-	**592**	621

(1) Not including problem loans that are covered by collateral that is permitted to be deducted for the purpose of restrictions on the obligations of a borrower and a group of borrowers (Proper Banking Management Directive No. 313).

(2) Credit that was restructured during the course of the current year and also credit that was restructured in previous years with a waiver of income.

(3) Credit to borrowers in respect of whom there is a decision of the banking corporation's management for a restructure, but the restructure has not yet been implemented.

(4) Apart from credit for housing in respect of which there is a provision in accordance with the extent of the arrears.

(5) As calculated for the purposes of limits on the obligations of a borrower and a group of borrowers, except for guarantees given by a borrower to secure an obligation of a third party.

(6) Includes industrial plants in the agricultural sector.

(7) Credit to problem borrowers as detailed in the disclosure format.

The large amount of problem loans, mainly at the Bank, is the result of the extended slowdown in activity in the economy during the years 2001 to 2003 and its negative impact on the situation of borrowers and their repayment ability. As a result, increased monitoring and supervision of these borrowers is required.

The reduction in the scope of problem loans was at the rate of 6.2% and there was a decrease of 6.6% in non-accrual accounts as compared with 2004.

There was a decrease of 6.4% in debts under special supervision. Classified in this group are debts in respect of which, according to the Bank of Israel's definitions, the Bank's Management considers it necessary to intensify monitoring and supervision, but does not anticipate credit losses, and also the balance of the obligations of borrowers, another part of which has been

defined as a problem loan under another classification ("resultant"). The sum of some NIS 4.3 billion out of the debts under special supervision is resultant and some NIS 8.1 billion is in accordance with decisions of Management.

The aggregate balance of the general provision and the additional provision for doubtful debts (according to risk characteristics defined by the Supervisor of Banks) at the Bank and its consolidated companies amounted at the end of 2005 to some NIS 1,040 million (constituting some 0.39% of total credit risks), compared with NIS 1,041 million at the end of 2004 (some 0.43% of total credit risks.)

See Note 4 to the Financial Statements and Exhibit E to the Management Review for further details on problem loans.

Credit to Governments as at 31 December 2005 totaled NIS 848 million, a decrease of NIS 115 million (11.9%) as compared with 31 December 2004.

Securities
Securities as at 31 December 2005 amounted to NIS 47,825 million, an increase of NIS 4,282 million, or 9.8% compared with 31 December 2004, mainly as a result of the increase of NIS 4,021 million in foreign currency denominated securities.

Securities are classified into three categories: securities for trading, securities available for sale and debentures held to maturity.
Securities for trading are presented in the balance sheet at fair value and the difference between the fair value and the adjusted cost is charged to the profit and loss account, and available for sale securities are presented at fair value, where the difference between fair value and adjusted cost is presented as a separate item in shareholders' equity less the related tax. Debentures held to maturity are presented at adjusted cost.

As at 31 December 2005, some 77.5% of the Group's nostro portfolio was classified as securities available for sale and some 14.9% as securities for trading, providing a high level of liquidity and flexibility of management to the securities portfolio. Some 4.1% of the value of the securities is investments in shares of companies that are not presented on the equity basis, but according to cost or to the market value of the shares traded on the Stock Exchange.

The following table sets out the classification of the securities item in the consolidated balance sheet as at 31 December 2005 in accordance with the above-mentioned rules:

31 December 2005	**Adjusted cost**	**Unrealized gains from adjustments to fair value**	**Unrealized losses from adjustments to fair value**	**Fair value**	**Balance sheet value**
	NIS millions				
Debentures					
Held to maturity	**3,365**	**74**	**(12)**	**3,697**	**3,635**
Available for sale	**35,511**	**217**	**(303)**	**35,425**	**35,425**
For trading	**6,745**	**74**	**(14)**	**6,805**	**6,805**
Shares and Mutual Funds					
Available for sale	**1,426**	**237**	**(3)**	**1,660**	**1,660**
For trading	**293**	**10**	**(3)**	**300**	**300**
Total Securities	**47,610**	**612**	**(335)**	**47,887**	**47,825**

31 December 2004	Adjusted cost	Unrealized gains from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance sheet value
	NIS millions				
Debentures					
Held to maturity	4,389	170	(8)	4,551	4,389
Available for sale	31,218	385	(138)	31,465	31,465
For trading	5,463	133	(2)	5,594	5,594
Shares and Mutual Funds					
Available for sale	1,327	97	(1)	1,423	1,423
For trading	603	73	(4)	672	672
Total Securities	43,000	858	(153)	43,705	43,543

In respect of the available for sale portfolio, adjustments for a decrease in value amounting to NIS 83 million were charged in 2005 to the capital fund, compared with an increase in value amounting to NIS 45 million in 2004. The accumulated capital fund totaled NIS 97 million, gross. In respect of debentures for trading, profits for the realized and unrealized profits amounting to NIS 13 million were recorded in the profit and loss account in 2005, compared with NIS 26 million in 2004. Furthermore, net profits were recorded from the sale of debentures available for sale in the sum of NIS 91 million, compared with NIS 85 million in 2004.

The following table sets out details of the composition of investments in debentures according to linkage basis:

	31 December 2005			31 December 2004		
	Govt. of Israel	Foreign govts.	Other companies	Govt. of Israel	Foreign govts.	Other companies
	NIS millions					
Israeli Currency:						
Unlinked	15,440	-	-	14,350	-	-
CPI-linked	1,320	-	522	2,448	-	88
Foreign currency including foreign currency-linked	1,465	10,384	16,734	1,426	10,152	12,984
Total debentures	18,225	10,384	17,256	18,224	10,152	13,072

The Group's securities portfolio at the end of the year shows an increase in foreign currency-linked and unlinked debentures and a decrease in CPI-linked debentures. Some 59.8% of the portfolio is invested in foreign currency debentures and foreign currency-linked debentures.

In 2005 there was an increase of some NIS 4,184 million (32%) in investments of the Group in securities of companies. This increase should be viewed together with the increase in credit to the public.

See Note 3 to the Financial Statements for further details.

The following table sets out details of the Group's activities in debentures:

	2005	2004
	NIS millions	
Debentures which reached maturity and/or were sold (held to maturity and available for sale)	14,118	11,242
Purchases of debentures	17,796	13,957
Profit, net, from investments in debentures:		
- Interest income on a cumulative basis	3,101	1,508
- Profit from the sale of debentures (available for sale)	91	85
- Profit realized and/or unrealized from adjustment to fair value of debentures for trading	13	26

The Bank is a member of the Stock Exchange Clearing House Ltd and the Maof Clearing House Ltd.

The Bank (like all other Maof Clearing House members) pledges securities from the nostro to secure its customers' operations, the nostro operations and its part of the risks fund. The pledge also secures amounts due in respect of obligations of the other members of the risks fund, if the pledge provided by another member is not sufficient to cover all his obligations and in proportion with the relevant share of each of the members of the fund, up to the lower of the amount of the collateral provided or the amount of the sums due to the Maof Clearing House. As at 31 December 2005, the Bank had pledged debentures amounting to NIS 1,874 million to the Maof Clearing House, to secure its customers' operations and in respect of the mutual guarantee of Clearing House members.

As from 15 May 2005 there was a change in the collateral arrangements of the Stock Exchange Clearing House that are required of its members. As of this date, each of the members of the risks fund pledged collateral in favor of the Stock Exchange Clearing House in the amount of its proportional part of the fund, to secure the member's liabilities to the Clearing House and the member's share in the risks fund. Furthermore, this collateral will also secure the liabilities of the

other members of the risks fund, if the collateral that another member provided is not sufficient to cover all his obligations, and in proportion with the relevant share of each of the members of the fund, up to the lower of the amount of the collateral given or the amount of the sums due to the Clearing House. The total amount of debentures pledged by the Bank as at 31 December 2005 was NIS 93 million. Up to 15 May 2005 the members of the Stock Exchange had provided guarantees as part of the collateral arrangement of the Stock Exchange Clearing House.

On 17 August 2005, the Bank signed a debenture in favor of the Bank of Israel as security for the credit that the Bank has received or will receive from the Bank from the Bank of Israel. As collateral for the debenture, the Bank created a floating charge in favor of the Bank of Israel on its inventory of Makam, Gilon, Shahar and Galil type debentures, up to the amount of NIS 5.0 billion.

As at 31 December 2005, there was no credit from the Bank of Israel, while the balance of the Bank's deposits with the Bank of Israel amounted to the sum of NIS 5.3 billion.

The following table sets out the principal investments in shares of non-banking companies (recorded according to cost in the securities item)*:

	The Bank's share on consolidated basis in the paid up capital giving the right to receive profits		**Value of the investment in the consolidated balance sheet**	
	31 December	31 December	**31 December**	31 December
	2005	2004	**2005**	2004
	%		NIS millions	
Paz Oil Co. Ltd	**19.0**	19.0	**379**	379
Gibor Sport Ltd.	**4.32**	4.32	**7**	2
Africa Israel Properties Ltd.	**5.0**	-	**79**	-

* See page 122 for details of non-banking investments presented on the equity basis.

Pursuant to a July 2003 directive of the Supervisor of Banks, the classification of the credit of a certain customer, which was given in order to finance the acquisition of shares in the communications sector, was changed from credit to the public to the securities item. The market value of the said shares as recorded in the shares available for sale item as at 31 December 2005 was NIS 651 million. Adjustments to market value in the some of NIS 96 million were credited to a capital reserve in 2005 in respect of these shares and the aggregate balance as at the end of 2005 amounted to NIS 149 million.

Union Bank

On 17 November 2003 an agreement was signed between the Bank, Sherodar Assets Ltd. and Yishayahu Landau Holdings (1993) Ltd. for the extension of the put option and of the call option that was given in an agreement dated 18 November 1999, in respect of the balance of the shares in Union Bank that are held by the Bank, for a period ending on 17 November 2010. For further details in respect of the abovementioned agreement see Note 18 N (2) to the Financial Statements. As at 31 December 2005 the Bank held 7.69% of Union Bank's shares.

Fixed Assets and Installations

Buildings and Equipment - the cost after depreciation of buildings and equipment as at 31 December 2005 amounted to NIS 2,843 million, compared with NIS 2,668 million as at 31 December 2004.

The investments in buildings and equipment as at 31 December 2005 are as follows:

	Cost	Accumulated Depreciation	Balance for Depreciation	
			31 December 2005	31 December 2004
	NIS millions			
Buildings and land	3,003	1,516	**1,487**	1,506
Equipment, furnishings and vehicles	5,444	4,088	**1,356**	1,162
Total	8,447	5,604	**2,843**	2,668

The land and equipment are used mainly for the activities of the Group. Buildings that are not used by the Group and are leased to non-Group parties are included in the consolidated balance sheet and amounted to NIS 21 million as at 31 December 2005.

The majority of the structures in which the business of the Group is conducted in Israel are owned by the Bank or by subsidiaries. Most of the properties in which the business of the Group is conducted abroad are leased.

Real estate assets of the Bank are owned by the following: The Bank, Binyanei Bank Ltd. and Lyn City Center Ltd. (wholly-owned subsidiaries of the Bank). 253 properties are owned by the Group, of which 131 are branches and archives and 21 are head office buildings. Total property under ownership, of an area of some 258,100 sq.m., is divided into branches - some 87,611 sq.m., head office buildings - some 41,022 sq.m. and the balance is divided between offices, subsidiaries, a logistical center, plots, vacant properties etc. Vacant properties designated for sale constituted 1,558 sq.m. and are presented according to the lower of depreciated cost or realization value.

In addition to property under ownership, the Bank leases 158 properties under unrestricted leases and 11 properties under protected leases. Total property leased constitutes some 54,373 sq.m.

Investment in buildings in 2005 totaled NIS 60 million as against NIS 47 million in 2004.

"Keshev" – "The Yitzhak Rabin Service Center". "Matam" – the operations, information systems and administration service center of the Bank is located in Lod, within a facility comprising a total area of 78.8 dunams. The facility was purchased by Binyanei Bank Ltd. The Bank leases the property from Binyanei Bank and pays a monthly rental of NIS 1.79 million inclusive of VAT (as at 31 December 2005).

Two central computers operate at Keshev: one model 29/707 with an operating power of 3,516 mips (million operations per second), one model 2084/301 with an operating power of 429 mips.

One central computer, model 2084/303 with operating power of 1,229 mips, operates at the Tel Aviv facility, for development purposes. This computer is expandable in emergency into a backup facility model 2084/309 with operating power of 2,993 mips. The total capacity available to Matam is 5,174 mips. All the computers are products of IBM.

There are 1,250 employees at Matam, of whom 285 are managerial staff and 965 are clerical staff. In addition, there are 1,000 people employed through outsourcing, of which 158 are included in Matam's workforce and the rest are outside consultants.

The data storage capacity in the mainframe environment includes magnetic disks with a capacity of some 22 TB (10^12 information characters). The disks are products of HDS. The central storage network for the decentralized neighborhoods includes magnetic disks with a capacity of some 131 TB (10^12 information characters). The disks are products of IBM, HDS and EMC. The total capacity of the central computer's storage packages and decentralized systems is some 153 TB. Upon completion of the conversion of the EMC packages to IBM packages, the expectation is for some 104 TB.

Total data storage capacity in both the IBM automatic cassette libraries is 10,050 cassettes, of which 1,800 are open system cassettes through TSM. 8,250 computer backup cassettes through DMS – half of the cassettes are situated at Keshev and half at the Tel Aviv backup facility.
Access to data stored on the disks is by on-line access, access to data stored on cassettes and optical disks is defined as "near-line" access.

The Bank has a database of historical data stored in two IBM optical libraries with a storage capacity of 700 GB (10^9 information characters). Approximately half the optical disks are stored at Keshev and half at the Tel Aviv backup facility.

Leumi has a very advanced communications network for data and spoken communication, with high-speed transfer of data. The communications network is highly resilient, as is to the whole of the Bank's computer network.

Leumi's branches are computerized and connected on-line to the Bank's computer center at Keshev. Some 320 servers and some 7,000 work-stations, mostly PC-based, have been installed in the branches. There are 283 modern automatic teller machines and some 517 self-service "Leumi Information" stations (320 stations in the branches and 197 external information stations in the walls of branches) at the service of customers. At head office and district managements, 7,000 personal computers in local area networks have been installed, which are able to communicate directly with the computer center and to communicate separately with the Internet.

The operations and computer networks of the subsidiaries in Israel and abroad are based on independent systems, with the managements and boards of directors of those companies having professional and administrative responsibility. Within the context of a multi-year program, the Bank is upgrading the systems at the overseas subsidiaries to a uniform computerized banking system. The computer system was installed at Bank Leumi Switzerland in the first half of 2005.

The computer systems of the Israeli subsidiaries are connected to the Bank's central computer in Israel.

The overseas subsidiaries are connected via a private communication network to each other and to the Bank in Israel. This system is used for spoken message and for transmitting encrypted data in a secure manner. The Bank invests in maintaining and developing sites on the Internet for the Bank's overseas subsidiaries that are based on the infrastructure that serves the Bank's central site. During 2005 the Bank invested in installing an Internet communications infrastructure system at Bank Leumi USA that enables visiting the banking Internet site and the secure transmission of electronic mail. During 2006 a project is planned to upgrade the Bank's international communications network for the Bank's European subsidiaries and its representative offices.

In 2005, the Bank invested some NIS 574 million, as against some NIS 452 million in 2004, in equipment. The budget was adapted to support the strategic goals as defined by the Bank's Management and also for the operating requirements for the banking of the future. The projects that were carried out in 2005 were designed for the benefit of the customers, to increase their satisfaction, reinforce their loyalty and to prevent their leaving. The major investment in 2005 (similar to 2004) focused on the following spheres: distribution network (with the aim of increasing a shift to direct channels), Leumi Call, Hermesh project, improving the "customer

experience" and performance of regulation directives. Furthermore, two new projects were commenced: upgrading and improving the Internet set-up (Kochav project) and a dealing room project to replace the core of the foreign currency transactions systems.

Against the background of various requirements of the authorities (Bank of Israel, Ministry of Finance etc) to carry out various directives, the Bank incurred computer-related expenses estimated at some NIS 88 million in 2005 (some NIS 61 million in 2004). The principal subjects were the tax reform, extending the business day, payments and clearing systems (RTGs) and the information technologies directives.

The increase in investments in buildings and equipment is intended to adapt the logistical infrastructure and deployment of the Bank's branches to the expansion that has occurred in business activity and to the operating needs of modern banking.

Matam has been certified as being in compliance with the ISO 9000 quality control standard for software. According to data of the Standards Institute of Israel, Matam was the first information systems organization in the Israeli banking system to be certified, and one of the largest software organizations in Israel operating under the standard, a fact that contributes to the development of high quality systems and products for customers. The certification of Matam includes development, the functions of the operations centers, the communications infrastructure and the property and purchasing section.

The Bank and its subsidiaries are implementing Standard No. 15 of the Accounting Standards Board, which prescribes the treatment of a decline in the value of assets. In 2005, the said implementation had no impact on the Financial Statements.

See Note 7 to the Financial Statements for further details.

Intangible Assets

1. The Bank is the sole proprietor of the "Leumi" mark, and accompanying design logo, in the banking and financing services field in Israel.

   In addition, the Group makes use of the names of companies and their logos for the purposes of its activities, and the names of services and products, some of which are registered as trade marks and service marks.

2. The Group has registered data bases in which there is stored, *inter alia,* information regarding customers, suppliers and employees of Leumi. Advanced technological means are used that are designed for securing customer transactions and business transactions of the Bank, while reducing the risks arising from the use of the information systems.

   Information security at Leumi is based on the principle of banking confidentiality and various laws and directives, namely the provisions of the Protection of Privacy Law and related regulations, the provisions of the Computers Law, directives of the Bank of Israel including Information Technology Management Directive 357 and acceptable standards of information technology.

   These directives give rise to sectoral defining of organizational information security policy, structuring of work programs for the implementation of control and information security mechanisms, the establishment of systems and integration of information security management, planning and execution of information security controls including the preparation of guidelines.

3. The Group holds various intellectual property rights and user rights in various computer programs and information systems for the purposes of business management, including for the provision of services to customers.

Operational Segments in the Group

This chapter describes the business developments according to operational segments.

See pages 16-17 for a description of the methodology of the operational segments.

The following table sets out principal data according to operational segments of the principal balance sheet items as at 31 December:

	Credit to the Public			Deposits of the Public			Total Assets		
Segments	2005	2004*	Change	2005	2004*	Change	2005	2004*	Change
	NIS millions		%	NIS millions		%	NIS millions		%
Households	**43,668**	41,007	6.5	**110,364**	107,959	2.2	**44,212**	42,350	4.4
Small businesses	**13,476**	12,733	5.8	**11,391**	11,284	0.9	**13,504**	12,964	4.2
Corporate banking	**57,360**	54,171	5.9	**28,616**	27,564	3.8	**60,146**	56,761	6.0
Commercial banking	**32,350**	30,102	7.5	**23,922**	19,652	21.7	**35,778**	34,033	5.1
Construction and real estate	**24,490**	26,112	(6.2)	**3,150**	2,191	43.8	**24,894**	26,422	(5.8)
Private banking	**4,678**	4,573	2.3	**35,008**	31,486	11.2	**8,106**	7,505	8.0
Financial management and others	**1,233**	655	88.2	**9,377**	9,516	(1.5)	**86,184**	75,747	13.8
Total	**177,255**	169,353	4.7	**221,828**	209,652	5.8	**272,824**	255,782	6.7

*Reclassified

The following table sets out principal data according to operational segments of the off-balance sheet items and data of the capital market customers' balances:

	Guarantees and Documentary Credit			Securities Portfolio including Mutual Funds			Provident Funds and Supplementary Training Funds		
Segments	2005	2004*	Change	2005	2004*	Change	2005	2004*	Change
	NIS millions		%	NIS millions		%	NIS millions		%
Households	**4,966**	4,764	4.2	**63,459**	52,138	21.7	**26,028**	22,095	17.8
Small businesses	**1,470**	1,395	5.4	**3,632**	2,719	33.6	**4,414**	3,655	20.8
Corporate banking	**8,374**	8,605	(2.7)	**47,687**	33,559	42.1	**3,752**	4,087	(8.2)
Commercial banking	**4,844**	4,185	15.7	**49,287**	29,883	64.9	**2,686**	2,629	2.2
Construction and real estate	**8,685**	8,413	3.2	**9,525**	10,464	(9.0)	**166**	166	0.0
Private banking	**636**	475	33.9	**63,545**	54,468	16.7	**567**	420	35.0
Financial management and others	**525**	364	44.2	**8,444**	5,696	48.2	**9,032**	9,974	(9.4)
Total	**29,500**	28,201	4.6	**245,579**	188,927	30.0	**46,645**	43,026	8.4

*Reclassified

The following table sets out the development of net profit:

Segment	2005	2004*	Change
	NIS millions		%
Households	**466**	497	(6.2)
Small businesses	**172**	159	8.2
Corporate banking	**226**	268	(15.7)
Commercial banking	**346**	252	37.3
Construction and real estate	**251**	195	28.7
Private banking	**31**	47	(34.0)
Financial management	**117**	172	(32.0)
Others	**527**	274	92.3
Total	**2,136**	1,864	14.6

*Reclassified
See Note 28 to the Financial Statements for further details.

Return on Equity According to Operational Segments

In accordance with the directives of the Bank of Israel, it was determined that the return on the equity allotted to each segment should be calculated.

Tier I capital of the Group has been allocated among the segments according to their relative portion of all the risk assets of the Group.

The operational segments have been credited with income in respect of the capital allocated to the segment, according to its share of the risk assets and at a price that reflects a risk free yield.

The calculations of the yield on equity include the ratio between the net profit of each of the segments and the shareholders' equity allocated to the segment. The shareholders' equity allocated to the segment includes: the segment's relative share of the Tier I capital according to the segment's share of the risk assets.

The following table sets out the return on equity according to activity segments, calculated as described above:

Segment	Return on Equity in %	
	2005	2004*
Households	**16.3**	19.2
Small businesses	**22.3**	21.2
Corporate banking	**5.3**	6.1
Commercial banking	**15.3**	13.3
Construction and real estate	**11.3**	8.6
Private banking	**9.3**	16.6
Financial management	**6.9**	11.5
Other	**91.3**	53.1

*Reclassified

The principal characteristics of the above operational segments and their business activities as detailed above are as follows:

(For the criteria for classification of customers according to operational segments, see pages 16-17.)
For further details regarding activities of major subsidiaries and affiliates, see from page 134 below.
A breakdown of the results of the operational segments is presented in Note 28 to the Financial Statements.

1. Households

General

Household segment banking provides a range of financial services and products to private customers, in accordance with varying needs while segmenting customers according to demographics, place of residence, employment, financial characteristics and stages of life, from which the financial needs of customers are deduced.

Strategic Objectives

The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

The strategic objectives of the household banking segment are to increase profitability by increasing the customer base and expanding the activities of existing customers while placing emphasis on the provision of efficient service that is adapted to their needs.

The emphases in the households sector business line are:

- Systematic and continual focusing on the improvement of the **level of service** to the customer by upgrading the skills of employees, measuring and controlling work procedures and interfacing with the customer.
- **Expanding the availability of service to customers** by increasing the number of branches and adapting them to future banking needs, while integrating advanced automatic instruments, and adapting them to various customer needs.
- **Expanding the channels of direct marketing**: advanced telephone and internet services.
- **Developing financial products and services** that are adapted to the needs of customers while using data mining (CRM, DWH) and analytical models to analyze and forecast the customer's financial activities and needs.
- Systematic information based **initiation** aimed towards customers in every operational segment: investments, consumer and commercial credit and current account services, improving the level of service in order to increase customer satisfaction and loyalty by means of creating advantages for groups of customers by providing differential service.
- **Cooperation with companies in the Group** such as Leumi Mortgage Bank and Leumi Card, in order to exploit the Group's ability to provide all-inclusive banking solutions for the customer.

In 2006 the segment will be preparing for the implications of reforms (in the capital market and regarding the management of deviation from credit limits), while making significant investments and thus impairing the expected profitability of this segment to a certain degree in 2006, with the aim of returning to profit growth in the coming years.

Structure of the Segment

Household banking categorizes customers into segments according their characteristics, needs, preferences and contribution to profitability and develops services, products and distribution channels for them according to this segmentation. The service is provided through various distribution channels: 198 branches (including the branches of the Arab Israel Bank Ltd.), spread throughout the country and organized into eight districts on a geographical basis and by means of technological/ direct distribution channels, such as the Leumi Call center, the internet, Leumi information terminals and more.

Service to customers in branches is provided by banking teams divided into customer segments. These teams combine all aspects of service to the customer, and specialize in treatment according to their characteristics and needs. Service to these customers is multi-channel and is provided both by means of a wide distribution of branches, the Leumi Call center and advanced internet solutions adapted to meet customers' needs.

Legislative Restrictions, Regulations and Special Constraints that apply to the Household Banking Segment

The Bank and the households segment in particular, operate within the context of laws, regulations and directives of authorities imposed on the banks by the Banking Supervision

Department, the Israel Securities Authority, the Supervisor of the Capital Market, Insurance and Savings and by the Antitrust General Director:

- Preparations for the reform in the capital market require that the household banking segment make preparations for the provision of integrated counselling – both with regard to the capital market and in the field of pensions and insurance, while developing analytical systems and advanced models for adapting financial products to specific customers.
  These changes require the bank to undertake massive recruitment and training of counsellors for the pension field and to invest in the development of supporting information systems and new working procedures at the branches and headquarters.
- Preparations for implementation of the prohibition on deviation from credit lines (Proper Banking Management Directive 325) requires the signing up of all customers on new credit management terms and the adaptation of working procedures and customer service to the new requirements and to different practices in managing private and business current accounts.
- Preparations for an extended business day (Proper Banking Management Directive 401) will affect the hours of activities and opening hours, and the hours will be adjusted to the new business day format in order to enable the maximum availability of branches to the various customers. In addition, emphasis is placed on the use of direct marketing channels as a tool to enable the customer to utilize efficiently the extension of the business day.
- In accordance with directives of the Bank of Israel, changes came into effect regarding the method of charging fees in shekel accounts in the households segment.
  See page 38 for further details.

Changes in Marketing in the Households Segment or in Customer Characteristics

In the last year there have been no material changes in the households segment in Israel. At the same time, the households segment is affected from time to time by changes in the demographic and the economic data for the population of the State, by changes in personal consumption and by customer risk characteristics.

Technological Changes that affect Banking in the Households Segment

The main technological changes that affect household banking are in the area of distribution channels. The trend that began in recent years of a transition to automatic direct channels is expected to continue in 2006 with an emphasis on telephone, cellular telephone and internet and the adaptation of services to various customer characteristics. The segment is focused on improving and expanding the telephone service provided by the Leumi Call center, to which hundreds of thousands of customers, who perform most of their day-to-day activities in their accounts via the center, are connected.

There was also an increase in internet activity, through which thousands of transactions are executed every day, as a result of the technological improvements, while adapting Leumi's sites to the different customer segments. Developments in the field of computers enable the collection of information on customer activity. Advanced tools enable data mining and data analysis for the development of products and services and for the adaptation of services to customers.

Critical Success Factors in the Household Banking Segment

Critical success factors for banking in the segment are:
- The distribution of service and sale points and their availability: expanding the branch distribution and adapting the opening hours to the region and population sector.

- Expanding the exposure and availability to customers of direct technological channels (internet and telephone) and geographical distribution (ATM machines).
- Quality: following rules through consistent and systematic documentation, together with increasingly stringent compliance with consumer laws and regulations in recent years.
- Efficiency: a continual examination of retail operating costs against the benefits derived therefrom, and reducing cross subsidization between the various activities and populations.
- Maintaining pro-active service in accordance with the needs and wishes of the customer.
- Preparations for the provision of pension and investment counselling services by making available appropriate manpower and technological support.

Barriers to Entry and Exit in Banking in the Households Segment

- The technological and physical infrastructure (branch distribution) and the quality of manpower are relative advantages of the household banking segment, and constitute an entry barrier for competitors. The importance of the infrastructure increases as the regulatory requirements increase.
- The investment required in physical and technological infrastructure constitutes a barrier to both entry and exit.
- The training of skilled human resources in the light of increasingly strict and continually changing regulation.
- The development of analytical ability for the effective adaptation of customer solutions based on information in respect of the history of the customer activity and of market behavior.

Alternatives to Banking Products and Services in the Households Segment

Following the reform in the capital market, the banks will be the main entity providing objective counselling to the customers – both in the capital market and the pension field.
Current accounts can only be managed at banks. Other products and services can also be purchased outside of the banks. The following are the main alternatives:

Consumer credit	- Credit card companies, food retail chains, cellular companies, insurance companies
Deposits	- Insurance companies
Capital market	- Brokers, insurance companies, fund managers
Pensions	- Brokers, insurance companies, fund managers
Mortgages	- Contractors, building companies, insurance companies

Structure of Competition

The main competition is between the large banks. In the households segment the competition is over the basic principles of success: the availability and correct usage of distribution channels, segmentation and understanding of customer needs and efficiency.

Some of the banks are taking aggressive marketing action, while making use of price strategy. Other banks have merged with their mortgage activities and are leveraging synergetic activities in order to expand potential customer bases for mortgages and the opening of current accounts as one.

In addition, competition has been developing in retail banking in recent years from financial and other bodies, and primarily from credit card companies – in the fields of consumer credit, mortgage banks, insurance companies, retail marketing chains and the cellular companies.

Directives issued by the Supervisor of Banks, which ease the movement of customers from bank to bank and also the implementation of the package deal in respect of commissions from accounts in the segment, are expected to increase the competition between the banks in this segment.

Products and Services of the Segment

As part of its overall service perception, Leumi has invested considerable resources in development and has reached a high degree of availability using multiple channels: the telephone, the internet and the branches, in order to afford the customers an interface with the Bank with regard to execution of transactions and receipt of information any time and anywhere.

In the credit field, Leumi leads with a unique product that enables customers to enjoy pre-approved loans via all the self-service channels, according to their characteristics and needs. Customers are offered various credit products, which are appropriate to their needs and the various stages of their lives.
In the investments field, Leumi offers a range of both single deposit and instalment-based deposits and savings schemes, with various bases of linkage, for time periods that suit the customer and also a range of investment products including structured deposits in Israeli and foreign currency, savings schemes, provident funds and mutual funds.

Customers

Leumi is prepared to offer its services, which have been adapted to suit the sector, to the following population groups: households with medium to low levels of wealth, customers with growth potential: young people, soldiers, students and new immigrants, pensioners and wealthy private customers whose main activities are in the investment field.

For further details see pages 16-17.

Marketing and Distribution

The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

Household banking is based on a countrywide distribution network, professional and skilled manpower and technological systems that enable the provision of efficient service to customers and measurement and controls tools to Management. Leumi sees strategic importance in a broad distribution network and consequently seven new branches which will service customers in the segment are planned to be opened in 2006, in addition to the two that have been operating since the beginning of 2006.

In addition, emphasis is placed on offering service via a multitude of channels, in an attempt to maintain a uniform customer experience and level of service. The principal distribution channels for the segment are the branch channels, while the direct channels (internet, Leumi Call and self-service machines) are experiencing a continuing trend of growth, both in carry out transactions and providing information. Use is also made of targeted direct mailing, advertising on internet sites in general and on the Bank's site in particular, and other media including newspapers and television.

Marketing activity is based on an advanced analytical information system that enables customer needs and behavior to be characterized, with a view to offering customers products and services that are suited to their needs.

Competition

The changes occurring in the structure of the banking groups and their ownerships will affect the retail markets and competition in general. These changes affect the distribution of the branches, strategic co-operation between banking groups and external bodies and changes in their ability to invest in infrastructures.
The Bank deals with competition through the use of its wide distribution advantages, professional and skilled manpower in the various banking fields and its data processing ability, which enable Leumi to initiate and to offer customers quality products and services.

Human Capital

In 2005 the average number of positions in the households segment amounted to 5,776, of which 1,207 are management positions.

Tenured employees, who have been trained for various positions in accordance with banking needs, are employed in the branches. In addition, external staff is employed in less sophisticated positions after also undergoing appropriate training.

Credit Cards

See from page 127 below.

The following tables set out details of the operating results of the households segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2005				
	NIS millions				
Net interest income:					
From external sources	(2,700)	55	1	1,806	(838)
Inter-segmental	4,137	3	(1)	(1,424)	2,715
Operating and other income:					
From external sources	498	316	274	133	1,221
Inter-segmental	4	152	339	9	504
Total income	1,939	526	613	524	3,602
Provisions for doubtful debts	65	2	-	105	172
Operating and other expenses:					
To external sources	1,722	342	395	176	2,635
Inter-segmental	1	-	-	11	12
Operating profit before taxes	151	182	218	232	783
Provision for taxes	65	64	95	93	317
Net profit	86	118	123	139	466
% Return on equity					16.3%
Average balance of assets	9,188	1,187	36	33,171	43,582
Average balance of liabilities	102,306	46	-	12,648	115,000
Average balance of risk assets	8,267	5,406	36	25,675	39,384
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	53,243	-	53,243
Average balance of securities	-	-	27,810	-	27,810
Average balance of assets of others under management	293	-	-	8,638	8,931
Margin on the granting of credit *	334	56	-	199	589
Margin in the receipt of deposits *	1,010	-	-	68	1,078
Other	93	2	-	115	210
Total net interest income	1,437	58	-	382	1,877
Balance of credit to the public	10,941	283	-	32,444	43,668
Balance of deposits of the public	101,595	3	-	8,766	110,364

* The margin is in practice the interest spread between the interest received on the provision of credit and the interest paid on the raising of deposits and the transfer prices that are set by the Finance and Accounting Division. **This comment relates to all of the operational segments.**

Main Changes in the Scope of the Activity

Total credit to the public in the segment increased by 6.5%, with the major part of the increase being in banking and finance credit by some NIS 1.4 billion, 13.5% and some NIS 1.1 billion in mortgages, 3.7%.

Total deposits of the public increased by 2.2%, principally in mortgages that rose by NIS 1.3 billion.

In the segment's securities portfolios there was an increase of some NIS 5.1 billion, at a rate of 19.4%.

In balances of provident and supplementary training funds managed by the segment, there was an increase of 17.8%

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2004				
	NIS millions				
Net interest income:					
From external sources	(2,321)	48	1	1,191	(1,081)
Inter-segmental	3,759	-	(1)	(817)	2,941
Operating and other income:					
From external sources	497	287	252	136	1,172
Inter-segmental	(1)	137	301	9	446
Total income	1,934	472	553	519	3,478
Provisions for doubtful debts	98	1	-	88	187
Operating and other expenses:					
To external sources	1,541	312	358	162	2,373
Inter-segmental	(1)	1	-	12	12
Operating profit (loss) before taxes	296	158	195	257	906
Provision for taxes	131	68	87	123	409
Net profit	165	90	108	134	497
% Return on equity					19.2%

Average balance of assets	8,876	979	29	31,624	41,508
Average balance of liabilities	101,354	22	-	10,823	112,199
Average balance of risk assets	7,450	4,090	29	24,878	36,447
Average balance of assets of provident funds, mutual funds and supplementary training funds	18	-	45,585	-	45,603
Average balance of securities	75	-	24,786	-	24,861
Average balance of assets of others under management	328	-	-	8,679	9,007
Margin on the granting of credit	329	47	-	275	651
Margin in the receipt of deposits	1,011	-	-	93	1,104
Other	98	1	-	6	105
Total interest income	1,438	48	-	374	1,860
Balance of credit to the public	9,643	80	-	31,284	41,007
Balance of deposits of the public	100,445	3	-	7,511	107,959

Main Changes in the Net Profit

Net profit from the households sector amounted to NIS 466 million in 2005, compared with NIS 497 million in the corresponding period in 2004, a decrease of 6.2%. The decrease in net profit derives mainly from an increase in operating expenses, that was partially offset by the increase in operating income, mainly from capital market activities of customers and a decrease of provisions for doubtful debts in the amount of NIS 15 million.

Mortgages - housing loans - concentrated in Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank"), through its representative offices throughout the country, operating at the Bank's offices (98 counters) and 9 separate offices. The mortgage counters and independent branches are organized in seven regional centers, which provide them with services and supervise their work. In addition, "direct mortgage" units are incorporated into the system. The centers and the mortgage counters in Leumi's branches are manned by staff from Leumi Mortgage Bank.

Leumi Mortgage Bank operates a business center through which loan monies are transferred to borrowers.

In addition, Leumi Mortgage Bank operates a customer service center, with a telephone call center that is intended to improve the service provided to Leumi Mortgage Bank's existing borrowers and to provide a swift response to their requests. This center concentrates the handling of all customer referrals, which were previously handled by a number of parties in Leumi Mortgage Bank.

Due to the decrease in interest rates, the trend of early repayment and re-mortgaging strengthened. Re-mortgaging activities led to an erosion of the margins of the mortgage banks, especially in the CPI-linked sector.

The volume of re-mortgaging at Leumi Mortgage Bank in 2005 reached NIS 3,852 million, some 43% of the mortgages granted from funds of Leumi Mortgage Bank, compared with NIS 801 million in 2004, which constituted some 13% of the bank's performance.

The policy of the management of Leumi Mortgage Bank is to continue focusing activity in the residential property purchase loan segment and the residential property collateral loan segment.

During 2005, Leumi Mortgage Bank granted new loans (excluding re-mortgages) in the amount of some NIS 5.2 billion (excluding loans to construction companies), compared with some NIS 5.3 billion in 2004, a decrease of some 2.5%.

In addition, included in these amounts is an amount of NIS 392 million of credit granted from designated deposits, the payment of which is conditional upon the degree of collection, compared with NIS 714 million in 2004.

Leumi Mortgage Bank's share of the credit portfolio in the system as at 31 December 2005, according to the Bank of Israel's activity report, was 26.2% in 2005, including contractors, compared with 26.4% in 2004. Upon neutralization of the contractor segment in relation to Leumi Mortgage Bank and the system, Leumi Mortgage Bank's share of the credit portfolio was 26.4%, compared with 27.0% in 2004.

The net profit in the mortgage sector amounted to NIS 122 million in 2005, compared with NIS 118 million in 2004, an increase of NIS 4 million.

Net interest income and operating and other income increased by NIS 4 million, from NIS 493 million in 2004 to NIS 497 million in 2005.

The provision for doubtful debts increased from NIS 90 million in 2004 to NIS 106 million in 2005.

Operating and other expenses increased from NIS 176 million in 2004 to NIS 188 million in 2005, primarily as a result of increased salary expenses. Tax expenses were lower and amounted to NIS 81 million, compared with NIS 109 million in 2004.

For further details on Leumi Mortgage Bank see pages 136-138 of the report

2. Small Businesses

General

Banking in the small businesses segment provides a range of financial services and products to small and medium-sized business customers according to their varying needs, while dividing-up the customers according to their business activity turnover, the size of their credit needs and the sector in which their businesses operate.

The segment also handles the private accounts of the owners of the businesses, so that they receive all their services in one place.

Strategic Objectives

The following information is "forward-looking" information. For the meaning of this term, see pages 43-44.

The strategic objectives of the small businesses banking segment are to increase profitability by increasing the customer base and expanding the customers' activities while placing an emphasis on the provision of efficient service that is adapted to their needs.

The emphases in the small businesses sector business line are:

- Systematic and continual focusing on the improvement of the **level of service** to the customer by upgrading the skills of the employees, measuring and controlling work procedures and interfacing with the customer.
- **Expanding the channels of direct marketing**: advanced telephone and fax response and internet services.
- Developing financial products and services that are adapted to the needs of customers while using data and analytical models to analyze and forecast the customer's financial activities and needs.
- Systematic information based **initiation** aimed towards customers in every segment of operations: commercial credit, consumer credit, investments, current account services and improving the level of service in order to increase customer satisfaction and loyalty, by means of creating advantages for groups of customers by providing differential service.
- **Cooperation with companies in the Group** such as Leumi Mortgage Bank and Leumi Card, in order to exploit the Group's ability to provide all-inclusive banking solutions for the customer.

Structure of the Segment

The small businesses segment provides a range of services to small to medium-sized business customers. These customers receive the services from business teams in the branches who specialize in the needs of the segment and via a designated internet channel for the segment's customers.

The segment specializes in the provision of banking solutions, including advice on commercial credit, investment councelliing and routine business activity counselling, sub-divided in accordance with the level of activity and risk.

The main products that the segment provides are credit and investment products, unique financial products and credit cards.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank and the small businesses segment in particular operate within the context of laws, regulations and directives issued by the authorities, which are imposed on the banks by the Banking Supervision Department, the Securities Authority, the Supervisor of the Capital Market, Insurance and Savings and by the Antitrust General Director.

- Preparations for the implementation of the prohibition on deviation from credit lines requires the signing up of all customers on new credit management terms and the adaptation of the working procedures and customer service to the new requirements and to different practices in managing private and business current accounts.
- Preparations for an extended business day will affect the hours of activities and opening hours, and the hours will be adjusted to the new business day format in order to enable the maximum availability of the branches for the various customers. In addition, an emphasis is placed on the use of direct marketing channels as a tool that will enable the customer to utilize efficiently the extension of the business day.

Developments in the Markets in the Small Businesses Segment or Changes in its Customers' Characteristics

In recent years there have been no significant changes in the small businesses segment. At the same time, the business line has been focused and its boundaries have been clarified. Customers whose activities are classified as large are transferred to commercial banking.

Critical Success Factors in Banking in the Small Businesses Market

Critical success factors in banking in the segment are:

- The spread of service and sale points and their availability: increasing the branch coverage and adapting the hours of activity to the region and the type of businesses.
- High-levels of management and interpersonal abilities of staff (both towards customers and within the organization).
- Familiarity with the customer including their financial position, and the opportunities/ risks inherent in activity with them.
- Monitoring the changes that occur in the market on a current basis with the objective of identifying potential and of avoiding risk: credit risk management and control.
- Quality: maintaining rules by consistent and systematic documentation with increasingly stringent compliance with consumer laws and regulations in recent years.
- Increasing the exposure and availability to customers of direct channels (internet and fax).
- Focusing on the provision of pro-active service according to the needs and wishes of the customer.

Barriers to Entry and Exit in Banking in the Small Businesses Segment

- The technological and physical infrastructure (branch distribution) and the quality of manpower are relative advantages of the small businesses segment, and they constitute an entry barrier for competitors. The importance of the infrastructure increases as the regulatory requirements increase.
- The investments required in physical and technological infrastructure constitute a barrier to entry and a barrier to exit.
- The training of quality human resources with a high level of skill and familiarity with the customers' fields of activity
- The development of the analytical ability for the effective adaptation of solutions for the customer that are based on information in respect of the history of the customers' activities and of the behavior of the market.

Alternatives to the Products and Services

There has been a trend of increasing competition over the small businesses segment in recent years. The main competitors are all the commercial banks in Israel and recently the insurance companies as well.

Business credit -	Insurance companies, credit card companies, suppliers
Deposits	- Insurance companies
The capital market	- Brokers, insurance companies, fund managers
Pensions	- Brokers, insurance companies, fund managers

Structure of the Competition

The main competition is between the large banks. In recent years the small banks have been expanding their activities in this segment by means of aggressive marketing activities and the use of price strategy.

In addition, competition has been developing recently from financial and other bodies and primarily from credit card companies by means of supplier cards and insurance companies that have displayed an interest in financing small businesses.

Directives issued by the Supervisor of Banks, which increase the ease of movement of customers from bank to bank, are expected to increase competition between the banks in this segment.

The Segment's Products and Services

The services provided include, *inter alia*, ongoing financing according to customer needs, financing investments to maintain and expand activity, providing solutions in the field of financing and international trade. In addition the service includes banking services for the companies' employees and management.

In the investments field, Leumi offers a range of single deposit and installment-based deposits and savings schemes, with various bases of linkage, for periods suited to the customer and also a range of investment products including structured deposits in Israeli and foreign currency, savings schemes, provident funds and mutual funds.

In addition, Leumi has invested considerable resources in development and has reached a high level of multi-channel availability (through telephone, fax and the internet), in order to afford the customers an efficient interface with the Bank so as to carry-out transactions and receive information any time and anywhere.

Customers

The customers that belong to this segment are typified by business activities (small to medium sized) and a great number and variety of branches and fields.

For further details see pages 16-17 above.

Marketing and Distribution

The small businesses segment is based on a countrywide distribution network, professional and skilled manpower and technological systems that enable the provision of efficient service to customers and provide measurement and control tools to Management. Leumi sees strategic importance in a broad distribution network and consequently business segments exist in most of the branches in the Division in order to deal with customers, with the service being provided in all of the branches. In addition, emphasis is placed on offering service via a multitude of channels, in an attempt to maintain a uniform customer experience and level of service. Use is made of various distribution channels such as: targeted direct mailing, the use of internet sites in general and the Bank's site in particular, advertising material at points of sale and calls placed by and at the initiative of the branch system. The marketing activity is based in an advanced analytical system that enables customer needs and behavior to be characterized, with a view to offering customers products and services that are suited to their needs.

Competition

The competition that the Bank has been facing in the small to medium-sized businesses segment has been increasing in recent years. The competitors that the Bank faces include all the commercial banks in Israel and recently even credit card companies and insurance companies.

The Bank deals with competition by use of the advantages afforded it by its broad distribution, professional and skilled manpower in the various banking fields and its data processing ability, which enable Leumi to initiate and to offer customers quality products and services.

Human Capital

In 2005, the average number of positions in the small businesses segment amounted to 1,527 positions, of which 422 are management positions.

The employees of the segment have mostly an academic education. In addition to their educational background, the employees, via the Bank, undergo professional training on an ongoing basis, in various fields of banking.

The following tables set out details of the operating results of the small businesses segment:

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2005				
	NIS millions				
Net interest income:					
From external sources	874	19	4	7	904
Inter-segmental	(111)	(5)	(3)	(6)	(125)
Operating and other income:					
From external sources	355	100	18	-	473
Inter-segmental	1	(53)	27	1	(24)
Total income	1,119	61	46	2	1,228
Provisions for doubtful debts	75	-	-	-	75
Operating and other expenses:					
To external sources	766	51	30	-	847
Inter-segmental	-	-	-	-	-
Operating profit (loss) before taxes	278	10	16	2	306
Provision for taxes	121	5	7	1	134
Net profit	157	5	9	1	172
Return on equity					22.3%

Average balance of assets	12,252	187	127	104	12,670
Average balance of liabilities	10,560	76	-	-	10,636
Average balance of risk assets	9,671	741	127	104	10,643
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	5,231	-	5,231
Average balance of securities	-	-	1,960	-	1,960
Average balance of assets of others under management	437	-	-	-	437
Margin on the granting of credit	521	9	1	1	532
Margin in the receipt of deposits	157	-	-	-	157
Other	85	5	-	-	90
Total interest income	763	14	1	1	779
Balance of credit to the public	13,476	-	-	-	13,476
Balance of deposits of the public	11,391	-	-	-	11,391

Main Changes to the Scope of Activity

The increase in credit was by some 5.8%. There was an increase of 0.9% in total deposits of the public. There was an increase at the Bank of some 9.4% in activity in the segment. On the other hand, there was a decline at the Arab Israel Bank in this segment. There was an increase in securities portfolios of some 33.6% (an increase of NIS 0.9 billion).

	Banking and finance	Credit cards	Capital market	Mortgages	Total
	2004				
	NIS millions				
Net interest income:					
From external sources	881	18	4	6	909
Inter-segmental	(100)	(5)	(4)	(4)	(113)
Operating and other income:					
From external sources	379	94	14	-	487
Inter-segmental	-	(47)	31	1	(15)
Total income	1,160	60	45	3	1,268
Provisions for doubtful debts	103	-	-	-	103
Operating and other expenses:					
To external sources	792	52	28	-	872
Inter-segmental	1	-	-	-	1
Operating profit (loss) before taxes	264	8	17	3	292
Provision for taxes	120	4	8	1	133
Net profit	144	4	9	2	159
Return on equity					21.2%
Average balance of assets	12,428	173	104	103	12,808
Average balance of liabilities	10,854	6	-	-	10,860
Average balance of risk assets	9,668	674	104	103	10,549
Average balance of assets of provident funds, mutual funds and supplementary training funds	17	-	4,608	-	4,625
Average balance of securities	75	-	1,302	-	1,377
Average balance of assets of others under management	421	-	-	-	421
Margin on the granting of credit	525	10	-	2	537
Margin in the receipt of deposits	158	-	-	-	158
Other	98	3	-	-	101
Total interest income	781	13	0	2	796
Balance of credit to the public	12,733	-	-	-	12,733
Balance of deposits of the public	11,284	-	-	-	11,284

Main Changes in the Net Profit

Net profit from the small businesses sector amounted to NIS 172 million in 2005, compared with NIS 159 million in the corresponding period in 2004, an increase of NIS 13 million. The increase in net profit derives mainly from a decrease in provisions for doubtful debts of NIS 28 million and operating expenses of some NIS 25 million, that were partially offset by a decline in net interest income and operating income.

3. Corporate Banking

General

Corporate banking specializes in providing financial services to the large companies, including corporations with international activities. The customers belonging to this segment are typified by a leading position in the market and a dominating status in their business field. The services provided are based on the provision of an overall solution for all of the customer's needs, with a view to the entire range of their business activity, *inter alia*, international finance and trade, investment counselling and capital market services, financial

instruments designed to hedge against market risks, banking services for employees, management and owners of these companies, etc. Outside of Israel services are provided to the corporate segment primarily by Bank Leumi USA, Bank Leumi (UK) and other overseas offices of the Bank.

The Structure of the Segment

The corporate banking segment is managed in Israel by the Corporate Division, which is comprised of six sectors. Service is provided to customers by customer relations managers who coordinate the Group's services to the customer and specialize in the sector of the economy in which the customer operates. The customers' accounts are managed at commercial branches of the Bank located throughout the country, mainly at corporate departments in branches specializing in large customers and customers with a wide range of activities, and also through the Bank's overseas offices. Transactions involving the acquisition of means of control are co-ordinated with a specialist unit with expertise in the handling of transactions of this sort, due to the complexity and level of risk involved. In addition, a special unit was established for the management of complex transactions involving investment finance of infrastructure projects (power stations, desalinization plants, toll roads, BOT projects, etc.), which examines the transactions and builds the finance packages, including possible cooperation with capital market entities in financing the project.

Bank Leumi USA enables Israeli and local companies belonging to the segment to receive banking services and credit for financing international trade, real-estate and mergers and acquisitions. The subsidiary, whose headquarters are in New York, with branches in other parts of the USA, sees the servicing of Israeli companies as a direct extension of the Division's activities in Israel.

Strategic and Business Objectives and Expectations for Development in the Coming Year

The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

Corporate banking operates in the large business customer segment. Its strategic objective is to strengthen its relative advantage and to improve its contribution to the Group's profit. Corporate banking's goal is to expand its customers' activities with the Group, to increase the range of products and services that are offered and to leverage its continuing connections with the customers in order to develop business with various units in the Leumi Group in Israel and abroad. The recovery that occurred in the economy in 2005 and the forecasts for an increase in the rate of growth in 2006, together with the restrictions of the Bank of Israel and the Bank's internal restrictions that reduce the Bank's options for providing additional banking credit to groups of large borrowers, will force many companies to seek alternative financing solutions, and to raise money by means of the sale of short-term marketable securities or some other form of long-term financing. It would seem that this trend will impair the Bank's ability to grow in the credit sphere in the corporate banking segment to a not insignificant degree.

The process that has been typifying the corporate banking segment in recent years is the development of business activities outside of Israel. One can expect that the process will continue and expand in the coming years. As a consequence of the policy of the Bank mentioned above, and the trend among customers belonging to the corporate customers segment, there is expected to be an increase in the volume of the overseas banking activities of the segment's customers.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank, and the corporate segment in particular, operates within the context of laws, regulations and regulatory directives imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Savings, the Antitrust Director General, the Israel Securities Authority and additional bodies. Overseas, the Bank's branches and representative offices operate under licenses from the Banking Supervision Department and are also subject to local regulators.

The restrictions in Proper Banking Management Directive 313 in respect of the limitations on the indebtedness of large borrowers and of the largest six groups of borrowers in the Group are specially relevant to the corporate banking segment. The Directive determines that the Group's total exposure to a group of borrowers shall not exceed 30% of the Bank's capital and that the total exposure to the six largest groups of borrowers shall not exceed 135% of the Bank's capital. The Bank is entitled to adopt the alternative permitted by the Directive, according to which the total exposure to a group of borrowers shall not exceed 25% of the Bank's capital and the total exposure to the six largest groups of borrowers shall not exceed 150% of the Bank's capital. At this stage the Bank's Board of Directors has decided not to adopt this option. As of 31 December 2005, the indebtedness of the largest group of borrowers amounted to 25.2% of the Bank's capital. The indebtedness of the largest single borrower came to 8.2% of the Bank's capital and the indebtedness of the six largest groups of borrowers came to 118.0% of the Bank's capital.

Developments in the Markets of the Corporate Banking Segment or Changes in its Customers' Characteristics

The largest customers and the large groups of borrowers in the economy constitute a significant part of the corporate customers of the Bank. Within the context of merger and acquisition activities that have taken place in recent years, the proportion of the large borrowers and the large groups in the banking activities has grown and they constitute today a significant part of the Bank's corporate customers. The large groups of borrowers have a substantial proportion of the activities of the business sector of the economy and it is therefore expected that a significant part of the expected growth will also be reflected in the growth of the banking needs of these groups.
In recent years the corporate sector has obtained the financing that it requires under very convenient terms, in particular in respect of financing for the acquisition of means of control and long-term financing, outside of the banking system and primarily from insurance companies, institutional bodies and the capital market.

Regarding the developments in each of the branches that comprise the segment, see pages 70-73 above.

Technological Changes that will have a Significant Effect on the Segment

The information systems that serve the corporate banking segment are intended to assist in the analysis of the customers' needs and in the day-to-day work with them, in the analysis and measurement of credit risks and in the monitoring and control of customers' activities. The various technological systems are updated and upgraded on an ongoing basis to the benefit of the segment.

Critical Success Factors in the Segment

Critical success factors in the segment are: high levels of management and interpersonal abilities of staff (both towards the customers and within the organization), familiarity with the customers including their financial position, and the opportunities/ risks inherent in activity with them, monitoring the changes that occur in the market on an ongoing basis with the

objective of identifying potential and of avoiding risk, credit risk management and control, a high degree of skill in planning complex financing packages, a continual investment in technological aids and diligence in providing a response to customers' needs.

The Main Barriers to Entry and Exit in the Segment

In order to provide service to the customers in the corporate banking sector, high quality manpower is required with a high level of skill and familiarity with the customers in the segment, the range of their activities and the analysis of their needs. The management of customers in the segment requires an in-depth familiarity with its customers, their financial data, the fields of their activity, and the adaptation of the Bank's products to this information. Moreover, appropriate preparation is required in order to comply with the regulatory restrictions and in order to monitor and control various risks and exposures.

Alternatives to the Products and Services in the Segment and the Changes that have Occurred

Since the sources that are available to the Bank in order to make long-term financing available are restricted by comparison with the sources available for short to medium-term financing, it is expected that in the sphere of long-term project financing (primarily infrastructure projects and income-generating assets), there will be a continuation of cooperation with institutional investors in financing such projects, by means of their participation in financing consortia or by means of the sale of part of the long-term banking finance.

Structure of the Competition in the Segment and the Changes that have Occurred

The competition in the corporate banking segment has been increasing in recent years. The direct competitors are the large commercial banks in Israel and the foreign banks overseas. In addition, the insurance companies, institutional bodies and the capital market compete in the corporate sector in the sphere of credit.

The Segment's Products and Services

The services provided include, *inter alia*, ongoing financing according to customer needs, financing investments to maintain and expand activity, providing solutions in the sphere of international trade and finance (including financing overseas projects), financing and accompanying national and international projects, financing mergers and acquisitions, financial instruments to hedge against currency risks, interest risks and changes in commodity prices, capital market activities and also counselling in the field of investments. In addition the service includes providing banking services to the companies' employees and management.

Customers

Customers belonging to this sector are characterized by having a leading position in the market and by dominance in their field of activity, by a turnover of tens of millions of dollars and more and by high credit needs and an obligo of over US$ 15 million (for further details see pages 16-17). These companies are generally public companies, from various sectors of the economy with a complex organizational structure including numerous levels of management and a wide base of control.

Marketing and Distribution

The service and the marketing to customers is provided by customer relations managers who specialize in the sector of the economy in which the customer operates, and who concentrate the Group's services to the customer.

Competition

The competition that the Bank has been facing in the corporate banking segment has been increasing in recent years. The competitors that the Bank is facing include the large commercial banks in Israel, as well as foreign banks overseas. In the field of credit to customers of the segment, the Bank is also facing competition from the insurance companies, institutional bodies and the capital market. In the light of the stiffening of the credit underwriting criteria in recent years, the corporate sector finds the financing that it requires, particularly for financing transactions for the acquisition of means of control and long-term credit on more favourable terms outside the banking system.

Human Capital

In 2005 the average number of positions in the segment amounted to 932 positions, of which 539 are management positions. Most of the employees have academic qualifications and in addition to their educational background, the employees, through the Bank, undergo professional training on an ongoing basis, in various fields of banking and on management courses. Within the context of their work, the employees require an ability to analyze complex credit applications, to lead complicated deals and the ability to provide service at the highest level.

The following tables set out details of the operating results of the corporate banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2005				
	NIS millions				
Net interest income:					
From external sources	1,959	8	-	241	2,208
Inter-segmental	(810)	(1)	-	172	(639)
Operating and other income:					
From external sources	138	83	21	44	286
Inter-segmental	2	(69)	14	-	(53)
Total income	1,289	21	35	457	1,802
Provisions for doubtful debts	814	-	-	4	818
Operating and other expenses:					
To external sources	301	47	15	161	524
Inter-segmental	4	-	-	115	119
Operating profit (loss) before taxes	170	(26)	20	177	341
Provision for taxes	64	(8)	9	50	115
Net profit (loss)	106	(18)	11	127	226
Return on equity					5.3%

Average balance of assets	47,041	29	14	10,299	57,383
Average balance of liabilities	19,272	106	-	12,815	32,193
Average balance of risk assets	48,565	141	14	10,517	59,237
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,484	17	4,501
Average balance of securities	-	-	38,889	1,100	39,989
Average balance of assets of others under management	679	-	-	-	679
Margin on the granting of credit	906	-	-	(135)	771
Margin in the receipt of deposits	45	-	-	(136)	(91)
Other	198	7	-	684	889
Total interest income	1,149	7	-	413	1,569
Balance of credit to the public	47,105	-	-	10,255	57,360
Balance of deposits of the public	16,404	-	-	12,212	28,616

Main Changes in the Scope of Activity

In the corporate banking segment there was an increase in the credit to the public of some NIS 3.2 billion (5.9%). This increase was in the segment's activity in Israel and also at the subsidiary in the USA. There was an increase in the deposits of the public of some NIS 1.0 billion, 3.8% that principally derives from the effect of exchange rate differentials in consequence of the depreciation of the shekel exchange rate against the dollar.
There was an increase in securities operations of some NIS 14.1 billion (42%), which principally derives from an increase in the market value. There was a decline of 2.7% in the segment in off-balance sheet activity, guarantees and documentary credit.

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2004				
	NIS millions				
Net interest income:					
From external sources	1,899	4	1	220	2,124
Inter-segmental	(780)	-	(1)	104	(677)
Operating and other income:					
From external sources	144	75	16	45	280
Inter-segmental	4	(62)	18	-	(40)
Total income	1,267	17	34	369	1,687
Provisions for doubtful debts	675	-	-	9	684
Operating and other expenses:					
To external sources	256	50	14	142	462
Inter-segmental	6	-	-	96	102
Operating profit (loss) before taxes	330	(33)	20	122	439
Provision for taxes	140	(13)	9	35	171
Net profit	190	(20)	11	87	268
Return on equity					6.1%
Average balance of assets	51,188	39	26	9,136	60,389
Average balance of liabilities	18,758	128	-	11,641	30,527
Average balance of risk assets	53,453	137	26	8,584	62,200
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,691	-	4,691
Average balance of securities	-	-	27,162	586	27,748
Average balance of assets of others under management	794	-	-	-	794
Margin on the granting of credit	871	-	-	134	1,005
Margin in the receipt of deposits	52	-	-	161	213
Other	196	4	-	29	229
Total interest income	1,119	4	-	324	1,447
Balance of credit to the public	45,660	-	-	8,511	54,171
Balance of deposits of the public	16,861	-	-	10,703	27,564

Main Changes in the Net Profit

Net profit from the corporate banking sector amounted to NIS 226 million in 2005, compared with NIS 268 million in 2004, a decrease of NIS 42 million (15.7%). The decrease in net profit derives mainly from an increase in provisions for doubtful debts of NIS 134 million in respect of the corporate sector in Israel and an increase of NIS 79 million in operating and other expenses. On the other hand, there was an increase in net interest income of some NIS 122 million, primarily from activity in the segment overseas.

4. Commercial Banking

General

Commercial banking engages in the provision of financial services to middle market commercial companies in all branches of the economy. Usually these are those with a credit facility of from US$ 1.3 million to US$ 15 million dollars and above, subject to the approval of the relevant division heads and to customer characteristics. Commercial banking also

serves the shareholders and senior office holders of such companies and also sub-custody customers.

The segment is managed by the Commercial Banking Division. The principal contact with customers is through the commercial branches located throughout the country. The Commercial Banking Division has a main branch in Tel Aviv and 25 business branches located in industrial areas and in the large cities, divided into 4 commercial districts on a geographical basis. The branches specialise in management of business activities typical to customers of the Division, giving it a competitive advantage.

Service and marketing to these customers is carried out on an individual basis, and include mainly financing transactions with credit instruments tailor-made to the customers' unique requirements, adapting investment products and financial instruments for hedging risks, financing international trade transactions and financing start-up companies.

The commercial banking segment also includes activities outside of Israel through the Bank's overseas subsidiaries. Companies that are served by the Commercial Banking Division take advantage of their connection with the Bank in Israel for the benefit of their activities overseas. Bank Leumi (UK) enables Israeli companies to receive banking services and to enjoy credit lines for financing international trade, real-estate purchases, the acquisition of and merger with companies across Europe. The subsidiary in London – the financial center of Europe - sees the servicing of these companies as a direct continuation of the banking activities in Israel.
An additional service provided by Bank Leumi (UK) is financing Israeli companies in their importation of products from leading European suppliers. The familiarity with Israeli companies on the one hand, together with the power of the supplier, enable the Bank to bridge the financing gaps.

In addition, Bank Leumi (UK) specializes in the granting of credit to medium sized local customers, with a special emphasis on international trade.

For further details regarding Bank Leumi (UK) see pages 145-146.

The Structure of the Segment

The commercial banking segment has an organizational structure that is unique in the Israeli banking system and which enables it to provide all-inclusive and comprehensive service to the customers (one shop stop), which affords the Division a competitive advantage.

The segment operates through 25 business branches, spread throughout the country and a main branch in Tel Aviv, most of which have also been physically adapted to meet the segment's unique characteristics.

The business branches provide service to commercial companies and to interested parties. The main branch in Tel-Aviv combines both the commercial line and also activity centers at the banking level.

In 2005 the "Amakim" business branch, which is located in the city of Afula and is designated to provide services to customers in its geographical area, was opened.
Bank Leumi (UK) has a main branch in London, a branch in Manchester and a subsidiary company in Jersey, in the Channel Islands.

For further details see pages 145-146.

Strategy

The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

Commercial banking serves the middle strata of business customers. These customers have potential for profitability that is relatively higher than those of other segments. The commercial banking's strategic objective is to continue to strengthen its competitive advantage through the expansion of activities with existing customers and recruiting new customers, while making available overall solutions in favor of its customers who operate in Israel and overseas.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

See details on page 100 of the report

Developments in the Commercial Banking Segment Markets and Customer Characteristics

The main activities of the segment's customers are in the local market in the industrial, trade and real-estate branches of the economy. However, in recent years there has been a trend towards increased activity in overseas markets, directly by customers or through subsidiary companies of some of the customers in the segment.

2005 was typified by the expansion of the businesses of a significant portion of the segment's customers in most branches of the economy, except for the infrastructure sectors where the slow-down continued.

Existing or planned overseas activities are affected both by the desire to develop and expand business activities and also by the customers' forecasts in respect of the economic and security influences in Israel and overseas.

Regarding the developments in sectors of the economy see pages 70-73 of the Report.

Technological Changes

- The segment's staff are assisted by computerized systems that support various processes performed in the segment, such as control, the definition of targets and their measurement, marketing and business development.
- The segment makes available to its customers technological tools, which are similar to those used by all of the Bank's customers. At the same time, the Bank is continuing with the development of these systems in order to respond to the changing and developing needs of the segment's customers.

Critical Success Factors in the Segment

- The identification of the customer's needs and the adaptation of appropriate overall solutions, while reducing the response time and raising the level of service.
- Cultivating human capital and continually raising its professional level at the required pace in the light of the changes in the capital market and the business environment.
- Maintaining a control system to reduce the credit risk and tightening compliance by the segment's staff.

The Main Barriers to Entry and Exit in the Segment

- The establishment of a system of distribution channels with a spread that accords with the business potential.
- Training professional manpower with a range of skills.
- Maintaining a range of products that are adapted to the customers' needs.
- The establishment and development of technological means to service customers and employees.

Competition

The competitive factors in this segment of activity, both in the credit sphere and also in the investments sphere, are all of the banks that operate in Israel (local and overseas), banks overseas, entities that operate in the capital market and insurance companies. The insurance companies compete both in the credit sphere and also in the investment services sphere for customers in the segment, and private investment houses compete in the investments sphere.

The Bank expects that the competition in this segment will increase, following the regulatory restrictions on a single borrower and a group of borrowers, the expansion of the possibilities for raising capital in Israel and overseas and the wider connections of customers with overseas banks. In addition, following the improvement that occurred in 2005 in the state of the economy and of most of the firms, and to the extent that this will continue in 2006, the competition in the segment will increase to an even greater extent.

Human Capital

In 2005 the average number of positions in the segment amounted to 1,641 of which 489 were management positions.

The branches and the headquarters are staffed by employees and managers who have undergone appropriate training, which accords with the commercial customers' needs. They specialize in the management of the business operations that typify the Division's customers.

The following tables set out details of the operating results of the commercial banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Mortgages	Total
	2005					
	NIS millions					
Net interest income:						
From external sources	1,121	8	2	29	166	1,326
Inter-segmental	(278)	(3)	(2)	(23)	19	(287)
Operating and other income:						
From external sources	220	44	47	1	28	340
Inter-segmental	-	(30)	43	-	1	14
Total income	1,063	19	90	7	214	1,393
Provisions for doubtful debts	192	-	-	-	(5)	187
Operating and other expenses:						
To external sources	453	21	32	2	104	612
Inter-segmental	12	1	-	-	-	13
Operating profit (loss) before taxes	406	(3)	58	5	115	581
Provision for taxes	177	-	25	2	31	235
Net profit	229	(3)	33	3	84	346
Return on equity						15.3%
Average balance of assets	25,871	46	72	421	8,541	34,951
Average balance of liabilities	15,960	48	-	368	7,384	23,760
Average balance of risk assets	25,251	199	72	421	5,190	31,133
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	4,763	-	42	4,805
Average balance of securities	-	-	35,198	-	1,916	37,114
Average balance of assets of others under management	1,200	-	-	-	-	1,200
Margin on the granting of credit	593	3	-	(2)	29	623
Margin in the receipt of deposits	95	-	-	(1)	15	109
Other	155	2	-	9	141	307
Total interest income	843	5	-	6	185	1,039
Balance of credit to the public	26,587	7	-	290	5,466	32,350
Balance of deposits of the public	17,046	-	-	60	6,816	23,922

Main Changes in the Scope of Activity

Credit to the public increased some NIS 2.2 billion (7.5%), including an increase of NIS 1.5 billion in the Bank's operations in Israel and an increase of NIS 0.7 billion in overseas activity. Deposits of the public increased by some NIS 4.3 billion (21.7%), including some NIS 3.0 billion at the Bank in Israel and NIS 1.2 billion in overseas activity.

There was an increase in securities operations of some NIS 19.4 billion (64.9%), that stems primarily from an increase in market value and from an increase in activity in Israel including sub-custody activity. There was an increase of 15.7% in off-balance sheet activity, guarantees and documentary credits.

	Banking and finance in Israel	Credit cards	Capital market	Mortgages	Overseas activities	Total
	2004					
	NIS millions					
Net interest income:						
From external sources	796	6	2	23	283	1,110
Inter-segmental	(28)	(1)	(2)	(16)	(99)	(146)
Operating and other income:						
From external sources	206	39	22	1	23	291
Inter-segmental	-	(28)	45	-	1	18
Total income	974	16	67	8	208	1,273
Provisions for doubtful debts	301	-	-	2	20	323
Operating and other expenses:						
To external sources	341	21	49	2	107	520
Inter-segmental	20	-	-	-	-	20
Operating profit (loss) before taxes	312	(5)	18	4	81	410
Provision for taxes	139	(2)	8	1	23	169
Profit from ordinary operations after taxes	173	(3)	10	3	58	241
Profit from extraordinary operations after taxes	-	-	-	-	11	11
Net profit	173	(3)	10	3	69	252
Return on equity						13.3%
Average balance of assets	23,062	39	63	412	7,139	30,715
Average balance of liabilities	12,896	174	-	373	6,070	19,513
Average balance of risk assets	21,491	187	63	412	4,422	26,575
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	3,862	-	-	3,862
Average balance of securities	-	-	20,614	-	1,775	22,389
Average balance of assets of others under management	921	-	-	-	-	921
Margin on the granting of credit	600	3	-	(1)	(3)	599
Margin in the receipt of deposits	64	-	-	-	98	162
Other	104	2	-	8	89	203
Total interest income	768	5	-	7	184	964
Balance of credit to the public	24,983	-	-	316	4,803	30,102
Balance of deposits of the public	14,011	-	-	-	5,641	19,652

Main Changes in the Net Profit

Net profit from the commercial banking sector amounted to NIS 346 million in 2005, compared with NIS 252 million in 2004, an increase of 37.3%.

The net profit stems from a decline in the provisions for doubtful debts of NIS 111 million in the segment's operations in Israel and a decrease of NIS 25 million in the segment's overseas activity. There was an increase in interest income of some NIS 75 million and an increase in operating income of some NIS 45 million primarily in the sector's activity in Israel. On the other hand, the increase in operating expenses of some NIS 85 million, primarily in the activity in Israel partially offset the above improvements.

5. The Construction and Real-Estate Segment

General

The segment specializes in providing financial services to customers of the corporate and commercial banking sectors, which operate mainly in the fields of construction and real-estate and infrastructure projects. Financing the construction sector is effected using unique tools and instruments for analysis, while maintaining a conservative policy. A substantial proportion of project financing is performed in the closed construction loan format, with close supervision and monitoring, while placing emphasis on meticulous examination of each project.

The Structure of the Segment

Most of the business activities in the construction and real-estate segment are carried out through the Construction and Real-Estate Division. The Division supplies a comprehensive range of banking services, both to large companies in the economy that are engaged in construction and real-estate and also to middle ranking business companies that are engaged in construction and real-estate.

The Division is divided into two sectors, in each of which there are three senior customer relations managers, with specific expertise in the real-estate sector. The customer relations managers coordinate the entire banking treatment of the customers who are allocated to them.

The sectors are the building contractors sector, which specializes in the provision of services to middle market business customers, with most of its activities being the financing of the residential sector, using the closed construction lending method, and the construction companies sector, which supplies a wide range of banking services to large customers in the economy in the construction and real-estate sphere.

Bank Leumi USA operates in this segment, primarily through the main branch in New York. Customers of the Bank in this segment operating in the USA or Western Europe make use of the service of the construction and real-estate financing departments at Bank Leumi USA and Bank Leumi (UK), while leveraging the connections of the Bank in Israel.

Strategic and Business Objectives and Expectations for Development in the Coming Year

The following information is "forward-looking information". For the meaning of this term, see pages 43-44.

Banking in the real-estate segment deals with the large and medium sized strata of business clients in the real-estate sphere. Its strategic objective is to strengthen its relative advantage and to continue to improve its contribution to the Group's profit. The objective of banking in the segment is to expand its customers' activities with the Group, to increase the range of products and services offered to customers and to leverage its continuing connections with the customers for business development with the various units in the Leumi Group in Israel and overseas.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank, and the corporate segment in particular, operates within the context of laws, regulations and regulatory directives imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Savings, the Antitrust Director General, the Israel Securities Authority and additional bodies.

Overseas, the Bank's branches and representative offices operate under licenses from the Banking Supervision Department and are also subject to local regulators.

For details see the business activities segment on page 100 above.

According to Bank of Israel directives, there is a limit whereby when the total obligations of a certain sector exceed 20% of the total obligations of the public to the banking corporation (the bank on a non-consolidated basis), an additional provision for doubtful debts must be made in respect of the amount of the sectoral concentration excess. According to the rules for calculation set by the Bank of Israel for the purposes of determining the rate of sectoral finance, the total obligations of the sector defined as construction and real-estate reached some 20.22% of the total obligations in Israel. The sectoral excess in credit risk in this sector amounted to 0.22% at the end of 2005, compared with an excess of 0.73% at the end of 2004. The total additional provision for 2005 amounted to NIS 10.8 million.

Developments in the Markets in the Segment or Changes in Customer Characteristics

The activities of the customers in the segment during 2005 were not characterized by the levels of growth that typified the business sector as a whole. A certain degree of recovery was felt in specific segments, such as the increase in demand for residential units in areas of special demand, including high volumes of purchases by foreign residents, purchases of active income-generating assets by important players in the sector, in preparation for the setting up of REIT funds, and large-scale national infrastructure projects.

Technological Changes that may have a Significant Effect on the Segment

The information systems that serve the construction and real-estate segment are intended to assist in the analysis of customers' needs and in the ongoing work with them, in the analysis and measurement of credit risks and in the monitoring and control of customers' activities. The various technological systems are updated and upgraded on an ongoing basis to the benefit of the segment.

Critical Success Factors in the Segment

Critical success factors in the segment are: high levels of management and interpersonal abilities of the relevant executives (both in relation to the customers and within the organization), specialization, familiarity with the customers including their financial position, and the opportunities/ risks inherent in activity with them, correctly reading the market with the objective of identifying potential and avoiding risk, credit risk management and control, a continual investment in technological aids diligence in the connection with the customers and in the provision of service, and in maintaining the provision of a response to the customers' banking needs.

The Main Barriers to Entry and Exit in the Segment

In order to provide service to the customers in the sector, high quality manpower is required with a high level of skill and familiarity with the customers in the segment, the range of their activities and the analysis of their needs. The management of customers in the segment requires an in-depth familiarity with its customers, their financial data, the fields of their activity and the adaptation of the Bank's products to that information. Moreover, appropriate organization is required in order to comply with the regulatory restrictions and those determined by the Bank's Board of Directors and the monitoring and control of the various exposures and risks.

Alternatives to the Products and Services in the Segment and Changes that have Occurred

Alternative sources offered by non-banking financial bodies, and in particular by institutional bodies, are developing as a replacement for banking credit,. The alternative products that are offered are public and private issues of shares, debentures and other securities in the capital markets in Israel and abroad, and also the provision of credit and the granting of guarantees under the Sale Law by these bodies.

Structure of the Competition in the Segment and Changes that have Occurred

Fierce competition exists in the financing of the real-estate sector, both on the part of the four large banking groups in Israel and also on the part of the small banks in the system. In the past year there has been a marked and growing involvement by institutional bodies such as insurance companies and pension funds.

The Segment's Products and Services

Financing in the construction and real-estate sector is carried out using specific analysis and monitoring tools that assist in the process of decision making and controlling the financial support that is provided for various projects. Financing in the segment is carried out with the intention of diversifying the credit portfolio and differentiating between the various segments – residential, income-generating assets designated for trade and offices, construction for industry and trade. At the center of the financing policy of the Construction and Real-estate Division for 2006, preference will be given to projects for residential purposes in areas of pronounced of demand. The financing of residential projects will generally be carried out using the closed construction lending method, which enables frequent close supervision for the projects that are supported. In addition, the Construction and Real-estate Division continues to integrate financing for national projects using the various P.P.P. methods. The analysis of these transactions is carried out in coordination with a special unit that examines the transactions and builds the financing package, while relating to the nature of the customer, the analysis of its ability to service the debt, the right of recourse to the customer, restrictions in the operating contract, technical limitations, etc.

Customers

The customers in the segment are large companies in the economy in the real-estate sphere and selected middle-ranking business companies that are engaged in construction and real-estate.

Marketing and Distribution

Customer activity in the real-estate segment is coordinated by senior customer relations managers who are in continual and permanent contact with the customers and provide solutions to all their banking needs.

Competition

2005 was typified by a high level of competition in the financing sphere in all segments of the real-estate sector. The competition was evident in the provision of service, response times and prices. The competition is from all the players in the Israeli banking market and from institutional bodies such as insurance companies and pension funds.

Human Capital

In 2005 the average number of positions in the segment amounted to some 167, of which 100 were management positions. Most employees have academic qualifications and in addition to their educational background, the employees, through the Bank, undergo professional training on an ongoing basis, in various fields of banking and on management courses. Throughout their work, employees require the ability to analyze complex credit applications, to lead complicated deals and to provide service at the highest level.

The following tables set out details of the operating results of the construction and real-estate segment:

	Banking and finance in Israel	Capital market	Overseas activities	Total
	2005			
	NIS millions			
Net interest income:				
From external sources	1,514	-	71	1,585
Inter-segmental	(913)	-	(22)	(935)
Operating and other income:				
From external sources	32	5	1	38
Inter-segmental	-	-	-	-
Total income	633	5	50	688
Provisions for doubtful debts	151	-	6	157
Operating and other expenses:				
To external sources	74	1	6	81
Inter-segmental	-	-	9	9
Operating profit (loss) before taxes	408	4	29	441
Provision for taxes	177	2	11	190
Net profit	231	2	18	251
Return on equity				11.3%

Average balance of assets	24,905	-	980	25,885
Average balance of liabilities	2,553	-	277	2,830
Average balance of risk assets	29,557	-	1,009	30,566
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	192	-	192
Average balance of securities	-	9,298	6	9,304
Average balance of assets of others under management	38	-	-	38
Margin on the granting of credit	493	-	(57)	436
Margin in the receipt of deposits	10	-	(17)	(7)
Other	98	-	123	221
Total interest income	601	-	49	650
Balance of credit to the public	23,407	-	1,083	24,490
Balance of deposits of the public	2,785	-	365	3,150

Main Changes in the Scope of Activity

Credit to the public in this segment declined by some NIS 1.6 billion (6.2%), arising from a decline in activity in Israel.

Deposits of the public increased by some NIS 0.9 billion, 43.8% principally in Israel.

There was a decrease of some NIS 1.0 billion in securities operations, 9.0%. There was an increase of 3.2% in off-balance-sheet activity, guarantees and documentary credits.

	Banking and finance in Israel	Capital market	Overseas activities	Total
	2004			
	NIS millions			
Net interest income:				
From external sources	1,628	-	44	1,672
Inter-segmental	(1,069)	-	(7)	(1,076)
Operating and other income:				
From external sources	43	3	-	46
Inter-segmental	-	-	-	-
Total income	602	3	37	642
Provisions for doubtful debts	204	-	4	208
Operating and other expenses:				
To external sources	73	1	5	79
Inter-segmental	-	-	8	8
Operating profit (loss) before taxes	325	2	20	347
Provision for taxes	144	1	7	152
Net profit	181	1	13	195
Return on equity				8.6%
Average balance of assets	25,991	-	892	26,883
Average balance of liabilities	2,266	-	270	2,536
Average balance of risk assets	31,055	-	837	31,892
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	193	-	193
Average balance of securities	-	8,866	10	8,876
Average balance of assets of others under management	43	-	-	43
Margin on the granting of credit	446	-	12	458
Margin in the receipt of deposits	7	-	3	10
Other	106	-	22	128
Total interest income	559	-	37	596
Balance of credit to the public	25,166	-	946	26,112
Balance of deposits of the public	1,973	-	218	2,191

Main Changes in the Net Profit

Net profit from the construction and real-estate sector amounted to NIS 251 million in 2005, compared with NIS 195 million in 2004, an increase of 28.7%. The major part of the increase in net profit in this segment derives from an increase in interest income in Israel of NIS 54 million, and a reduction of NIS 51 million in the provision for doubtful debts. These changes were mainly in activities in the segment in Israel.

6. Private Banking

General

Private banking focuses on providing overall, global, financial service and solutions to private resident and non-resident customers with large financial asset portfolios. Private banking markets its products under a separate brand name within Leumi, GPB – Global Private Banking. The segment grants its customers access to preferential products and services, while providing answers to all their financial needs in Israel and abroad, with a long-term view.

The Structure of the Segment

The private banking line is implemented in Israel by way of the provision of prestigious and personal service by professional teams in seven unique centers around the country. They serve local and foreign residents in their language and are familiar with the customers' needs, preferences and areas of interest.
Outside Israel, private banking services are mainly provided through the Leumi Switzerland and Leumi Luxembourg subsidiaries and through additional overseas subsidiaries. In addition, the Bank has representative offices in a number of European and South American countries, Canada and Australia. In parallel, the representative offices of Leumi Switzerland and Leumi Luxembourg in Israel have recently made arrangements in order to be able to service their customers in Israel.

For additional details regarding Switzerland and Luxembourg see pages 146-148.

Strategic and Business Objectives

Private banking's vision is to be the private banking choice of customers of the leading private banker in Israel. This vision emphasizes a number of core values: focus on and attention to each existing and potential customer, to the profitability of his or her asset portfolio, to the level of professionalism and excellence in service, and all while developing professional, entrepreneurial and competitive teams possessing the highest level of service orientation.

This strategy is also supported by the Bank's overseas units, presenting this business line to potential customers in Europe, Latin America, Canada and Australia and thus assisting in increasing activity with new and existing customers.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The private banking segment in Israel operates within the context of laws, directives and regulations, which are imposed on the banking system in Israel by entities such as the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Savings, the Antitrust General Director, the Israel Securities Authority and other bodies. Overseas, the branches and representative offices of the Bank operate pursuant to licenses from the Banking Supervision Department and are also subject to local regulators.

Developments in the Markets of the Segment or Changes in Customer Characteristics

On 1 January 2004, the rates of tax payable by Israeli residents on investments in Israel and abroad were equalized, a move that caused a significant increase in the activities of Israeli resident customers in foreign securities and in overseas investments. 2005 was typified by a rise in the indices in the emerging markets and in Asia, and this in turn led to a significant increase in the investment activities in shares and debentures in those markets, and also to the rise in the interest rates in Israel and across the globe which assisted in obtaining improved terms for the structured products that are offered to our customers.

Technological Changes

The private banking segment in Israel adopted during 2005 two advanced technological systems adapted to the needs of the segment's customers and which improve the service provided to them: the Odyssey system, which provides detailed reports to the customers regarding their investments and assets and the Profiler system, which assists the counsellor in fitting the investment policy for customers' investment portfolios to suit their needs.

During 2006 an advanced CRM system will be integrated and this will strengthen the connections between the counsellors and customers, with the objective of providing improved service and increasing customer satisfaction.

Critical Success Factors in the Private Banking Segment

The broad international spread of the Group's branches and representative offices.
A comprehensive and advanced range of solutions and products for managing customers' assets and providing an answer to their needs.
Counselling for customers through a professional team supported by analysts and information systems.
The provision of personal and individual VIP treatment over and above routine financial services.

The Main Barriers to Entry and Exit in the Segment

- Training skilled, qualified manpower possessing high levels of professionalism and service ability.
- An international spread of centers of activity across the globe.
- Implementing means of control over all the activities.
- Setting up, maintaining and upgrading advanced technological information systems.
- Offering a broad range of financial products and services.

Products and Services

Private banking customers are offered a range of investment products, including deposits, investments in Israeli and foreign securities, mutual funds, structured products, hedge funds and more. In addition, customers are offered credit and investment banking services including private issues, trust services in Israel and off shore and more.

New Products

A broad spectrum of novel and sophisticated investment products was built and offered to customers of the segment in Israel and overseas during the course of 2005, taking into account the varying conditions in the market and the customers' needs. Among the new products there is a wide range of short and long-term structured products, mutual funds, hedge funds and more.

Alternatives to the Products and Services of the Segment

Among the range of products, the private banking segment offers products in cooperation with international bodies within the context of open architecture. Every product has various alternatives according to market conditions and the customer's needs. The segment continually strives to expand the range of products and services for its customers.

Customers

The customers are wealthy individuals who are defined as having High Net Worth and are divided into two main groups of customers – foreign residents and residents of Israel – and based on parameters of financial wealth and types of activity. The customers in the segment receive service from professional teams of counsellors at centers spread throughout the country, with the teams being suited to the customer's language requirements.

For further details see page 17.

Marketing and Distribution

The marketing objective is to increase the customer base in the segment and its share of the customer's assets portfolio, while creating an exclusive image, both inside the Group and also *vis-à-vis* the competition. In addition to the face-to-face activities and those through the telephone at the private banking centers, the marketing of products and ancillary services is also carried out through advertising campaigns in the press, aimed at a wealthy target audience, direct mailing, the internet, e-mail, professional conferences and more.

Competition

In the private banking segment, Leumi competes in Israel with Israeli banks and local representatives of foreign banks who approach the same target audience of customers. Overseas the Bank competes with local banks and investment houses that offer private banking and investment services and also with branches and representative offices of Israeli banks.

Seasonality

There is no significant seasonality in the segment. However, the periods of the religious festivals are typified by increased financial activity among foreign residents as a result of tourists visiting Israel from abroad, some being existing customers and some new customers.

Intangible Assets

Private banking has two significant intangible assets. The first is the segment's logo which was designed by an international advertising agency on the basis of Leumi's logo and which includes the words "Private Banking". The logo appears on all private banking's advertising and its communications with customers and with the media. In addition, a trademark has been registered in Israel and abroad in the name of the series of funds "Leumi Global Managers" and its shortened version "LGM".

Human Capital

In 2005 the average number of positions in the segment in Israel amounted to some 649 positions, of which 295 were management positions.

Private banking's employees undergo comprehensive training, including professional courses and managerial workshops in Israel and overseas. Great attention is paid to the absorption of staff on the training route for investment counsellors, including training to obtain an investment counsellors' license from the Israel Securities Authority.

Cooperation Agreements

The private banking segment offers its customers a broad range of products in cooperation with international bodies through open architecture. Through this cooperation, Leumi offers a range of advanced investment products, which are a center of attraction for foreign resident investors- both existing and new investors- thus increasing the volume of assets held through the Group.

There has been significant cooperation in the segment since 2004 with SEI Investments Company, which serves as a sub-investment manager for the series of Leumi Global Managers funds that are distributed abroad.

For further details see pages 151-152.

Information Regarding Exceptional Change in the Business of the Segment

On 1 February 2006 Leumi completed the acquisition of a minority holding of 6.9% of the shares of Leumi Switzerland from a privately held holding company. Following this acquisition Leumi holds 81.8% of the issued and paid up share capital of Leumi Switzerland and 93% of the voting rights.

The following tables set out details of the operating results of the private banking segment:

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2005				
	NIS millions				
Net interest income:					
From external sources	(773)	-	-	(149)	(922)
Inter-segmental	919	-	-	324	1,243
Operating and other income:					
From external sources	27	-	104	224	355
Inter-segmental	-	1	20	8	29
Total income	173	1	124	407	705
Provisions for doubtful debts	-	-	-	2	2
Operating and other expenses:					
To external sources	167	2	60	358	587
Inter-segmental	-	-	-	64	64
Operating profit (loss) before taxes	6	(1)	64	(17)	52
Provision for taxes	2	-	28	(6)	24
Operating profit after taxes	4	(1)	36	(11)	28
External shareholders' share of profits of consolidated companies	-	-	-	3	3
Net profit	4	(1)	36	(8)	31
Return on equity					9.3%
Average balance of assets	1,563	6	-	6,159	7,728
Average balance of liabilities	22,608	-	-	12,091	34,699
Average balance of risk assets	1,012	40	-	3,540	4,592
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,828	489	3,317
Average balance of securities	-	-	22,402	33,629	56,031
Average balance of assets of others under management	491	-	-	-	491
Margin on the granting of credit	19	-	-	47	66
Margin in the receipt of deposits	114	-	-	57	171
Other	13	-	-	71	84
Total interest income	146	-	-	175	321
Balance of credit to the public	1,673	-	-	3,005	4,678
Balance of deposits of the public	23,746	-	-	11,262	35,008

Main Changes in the Scope of Activity

Deposits of the public in this segment increased by some NIS 3.5 billion (11.2%), arising from an increase of some NIS 2.0 billion in the segment's activity in Israel and some NIS 1.5 billion in the segment's overseas activity. There was an increase in securities

operations of some NIS 9.0 billion (16.7%), that included an increase of NIS 6.4 million in activities in Israel.

The increase in deposits of the public in this segment, as well as in off balance-sheet activities, arises mainly from segmentation at the Bank and the transfer of customers from other segments in Israel, as well as the improvement in the geopolitical situation in Israel, which allowed for the recruitment of new customers and the expansion of activities with existing customers. During 2005, there was a rise in the number of tourists entering Israel, resulting in an increase in the scope of activities.

Total assets managed by the private banking segment amounted to NIS 99 billion as at 31 December 2005, compared with NIS 86 billion at the end of 2004, an increases of 14.7%.

	Banking and finance in Israel	Credit cards	Capital market	Overseas activities	Total
	2004				
	NIS millions				
Net interest income:					
From external sources	(535)	-	-	81	(454)
Inter-segmental	657	-	-	98	755
Operating and other income:					
From external sources	27	-	84	251	362
Inter-segmental	1	-	17	7	25
Total income	150	-	101	437	688
Provisions for doubtful debts	-	-	-	3	3
Operating and other expenses:					
To external sources	151	2	47	327	527
Inter-segmental	-	-	-	51	51
Operating profit (loss) before taxes	(1)	(2)	54	56	107
Provision for taxes	-	(1)	24	(3)	20
Operating profit after taxes	(1)	(1)	30	59	87
External shareholders' share of profits of consolidated companies	(1)	-	-	(40)	(40)
Net profit	(1)	(1)	30	19	47
Return on equity					16.6%
Average balance of assets	1,664	4	1	5,902	7,571
Average balance of liabilities	20,680	-	-	11,039	31,719
Average balance of risk assets	821	30	1	3,126	3,978
Average balance of assets of provident funds, mutual funds and supplementary training funds	-	-	2,170	-	2,170
Average balance of securities	-	-	19,648	32,427	52,075
Average balance of assets of others under management	477	-	-	-	477
Margin on the granting of credit	16	-	-	18	34
Margin in the receipt of deposits	93	-	-	181	274
Other	13	-	-	(20)	(7)
Total interest income	122	-	-	179	301
Balance of credit to the public	1,482	-	-	3,091	4,573
Balance of deposits of the public	21,780	-	-	9,706	31,486

Changes in the Net Profit

The segment ended 2005 with a loss of NIS 31 million, as compared with a profit of NIS 47 million in 2004, a decline of 34.0%. The decline derived from the fact that the segment's overseas activity, primarily in Switzerland, ended with a loss of some CHF 16 million, compared with a profit of CHF 12 million in 2004. The segment's total overseas activity made a negative contribution of NIS 8 million in 2005, as compared with a positive contribution of NIS 19 million in 2004.
On the other hand, activity in Israel contributed a net profit of NIS 39 million to the segment, compared with NIS 28 million in 2004, an increase of 39.3%.

For further details regarding activities of the segment in Switzerland, see pages 146-147.

7. Financial Management

General

This segment coordinates the financial management of the Bank and of the Group and the following are the segment's spheres of activity.

- Capital management, including public and private issues of subordinated capital notes and debentures.
- Management of the nostro, meaning – the investment of the Bank's independent financial means in tradable investment instruments (primarily debentures and derivative instruments) and in non-tradable investments (primarily deposits with banks).
- The management of exposures from market risks – including the management of basis, interest and liquidity exposures.
- The management of the trading rooms, which provide trading services to the customers of the other segments, primarily in currencies, securities and derivative instruments.
- Price management – by setting transfer prices, developing financial instruments and costing special financial transactions.
- Inter-bank activity.

The Structure and Business Strategy of the Segment

The activity in the segment is mainly the responsibility of the manager of market risks and overseas, the responsibility of the managers of market risks in the subsidiary companies. Certain activities, including the operation of the trading rooms for the customers of other segments and the development of structured products, are within the responsibility of the Head of Corporate and International Banking and the Head of the Investments Division.

The segment's business strategy includes the policy for managing capital and capital adequacy requirements, the market risks and nostro management policy and the interest and financial margins policy. The financial management segment's targets are profit targets (while the activities are conducted in the framework of restrictions on exposure to risks that are set by the Board of Directors), the development of advanced financial instruments, including structured products, as well as support of and cooperation with the Bank's other operational segments.

Legislative Restrictions, Regulations and Special Constraints that apply to the Segment

The Bank's activities are subject to laws, directives and regulations, which are imposed on the banking system in Israel. The Bank is subject to the supervision of various authorities, such as: the Bank of Israel and the Banking Supervision Department, the Supervisor of the Capital Market, Insurance and Saving, the Antitrust General Director and the Israel Securities

Authority. Overseas, the subsidiaries and representative offices of the Bank operate under licenses from the Supervisor of Banks and are also subject to local regulators.

The Segment's Profit

The segment's profit is affected mainly by interest income. The interest income of the segment includes mainly the following:

- The results of market risk management, including the changes that occurred in transfer prices. Income and expenses arising due to changes in transfer prices are credited in full to the financial segment, to which all the market risks from the other operational segments are also transferred.
- The expenses of capital management, including raising and issuing capital to the public.
- Profits/ losses on the realization of debentures and unrealized profits/ losses on the adjustment to market value of debentures for trading.
- Adjustments to market value of derivative instruments
- Effects of foreign currency/shekel exchange rate and CPI differentials, including adjustments from the translation of the overseas investments, including the effect of the related taxes.
- Income arising from investment of pension, jubilee and vacation reserves

The operating expenses in the segment mainly include the direct operating expenses and also the indirect expenses that are involved in the management of market risks, of the nostro securities portfolio and of the trading rooms.

In 2005, the net profit of the segment amounted to NIS 117 million, as compared with NIS 172 million in 2004.

The decrease in profit was mainly affected by the following reasons:

- A decrease in interest income of some NIS 47 million, mainly in the segment's overseas activity.
- An increase in operating and other expenses of some NIS 36 million, mainly in the activities of the segment in Israel.
- An increase in tax expenses in respect of negative exchange rate differentials overseas which are not recognised for tax purposes.
- On the other hand, the increase in operating and other income in an amount of NIS 95 million, mainly in respect of the severance pay reserve, partially set off the above changes.

The Main Developments in the Business Environment

In 2005 the segment was affected by two main developments:

1. In recent years and especially in 2005, there was a significant increase in the public's financial activities in marketable securities. On the one hand, there was an increase in the demand for marketable securities as a result of the reduction and equalization of the tax rates on marketable securities compared with deposits and savings plans, and also from the influx of demand from overseas investors. On the other hand, the supply of marketable securities issued by companies increased, following the rise in the value of the securities (shares and debentures), and also as a result of the cancellation of stamp duty, which lowered the costs involved in carrying out issues. In parallel to the said reduction, the Leumi Group increased the amounts of the issues of capital notes and marketable debentures in Israel to NIS 3,750 million, with a further amount of some US$ 112 million that are listed in London (the LII issue).

2. As has been the trend in recent years, in 2005 the financial management segment continued to develop a range of structured investment products. These products are generally typified by the assurance of the investment principal together with the possibility of a high yield, which is dependent on variables in a given market. This activity in the financial management market contributed mainly to profitability that was recorded in other segments in the Bank.

In 2006 the Bank began to examine the possibility of increasing the range of investments used in nostro management.. Within the context of this examination, trading activity in equities in Israel and overseas is being considered, *inter alia.*
In addition, the Bank is ready to act as a market-maker for the "Shahar" type government debentures, in the format approved by the Ministry of Finance and which is planned to commence during the course of 2006.

8. Companies Included on the Equity Basis (Non-Banking) (Presented in the "Others" Segment).

This includes the operating results of the Group's non-banking investments, and is presented in the "others" segment.

The total investment of the Leumi Group in companies included on the equity basis was some NIS 2,064 million as at 31 December 2005, compared with some NIS 1,754 million as at 31 December 2004.

The following table sets out the main changes:

	Balance Sheet Value (in NIS millions)			Market Value (in NIS millions)	
Name of Company	**31 December 2005**	31 December 2004	% change	**31 December 2005**	31 December 2004
The Israel Corporation Ltd.	**1,066**	784	36.0	**2,363**	1,310
Migdal Insurance and Financial Holdings Ltd. (1)	**534**	556	(4.0)	**1,355**	1,465
Africa Israel Investments Ltd. (2)	**315**	238	32.4	**1,197**	1,005
Af-Sar Ltd.	**46**	42	9.5	-	-
Direct Insurance – Financial Investments Ltd. (3)	-	40	-	-	103
Keshet Broadcasting Ltd.	**11**	10		-	-
Gambit Computer Communications Ltd.	-	9	-	-	7
Others	**92**	75		-	-
Total	**2,064**	1,754	17.7	**4,915**	3,890

1. On 5 March 2006 the Bank sold 10% of the share capital of Migdal Insurance and Financial Holdings Ltd.
2. On 13 February 2006 an agreement was signed for the sale of the Bank's entire holdings in Africa Israel. The closing of the transaction will take place by 31 March 2006.
3. In October 2005 the Bank's entire holdings in Direct Insurance – Financial Investments Ltd. were sold to Tzur Shamir Holdings Ltd.

The contribution to the profit of the Group of the companies included on the equity basis amounted to NIS 378 million, as compared with NIS 410 million in 2004 (the amounts are after a provision for taxes payable in the future in respect of a dividend distribution only). In 2005 the income from the two conglomerates that are designated for sale is stated following a full tax provision (according to the full tax rate that applies to a financial institution). The additional tax provision totaled NIS 62 million.

In addition, a full tax provision in the amount of NIS 71 million was made in respect of equity profits that were credited up to the end of December 2004. In total, the equity profits of the companies included on the equity basis were reduced by an amount of NIS 133 million as a result of the above. The profits of the companies included on the equity basis are stated following the reduction of deferred taxes to be paid in the amount of NIS 38 million following the tax reform. In total, all the tax aspects had a negative effect of NIS 95 million on the contribution of the companies included on the equity basis in 2005.

Holdings in Non-banking Holding Corporations (Conglomerates)

The Bank's holdings in corporations are subject to restrictions determined in the Banking (Licensing) Law, 1981 (the "Banking Law"). The Banking Law determines, inter alia, in section 24A to the Law that a banking corporation is entitled to hold means of control in one conglomerate (a "Non-banking Holding Corporation") only (a corporation whose capital exceeds some NIS 1,775,860 thousand and operates in more than three branches of the economy). The Bank has had holdings in two corporations defined as conglomerates - the Israel Corporation Ltd. and Africa –Israel Investments Ltd. - for some time.
For further details, see below.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings")

According to the notification to the Bank at the end of June 2005 by Migdal Holdings, and the examination conducted by the Bank pursuant thereto (based on data and information provided by the Migdal Group), the Bank notified the Bank of Israel during July 2005 that pursuant to the Bank of Israel's interpretation of section 24A of the Banking Law (an interpretation with which the Bank disagrees), as of the end of March 2005, Migdal Holdings (the company in which the Bank has holdings), operates in more than three branches of the economy and as such is also defined as a "Non-banking Holding Corporation" ("conglomerate"). Therefore, the Bank requested a reasonable transition period for complying with the requirements of the Banking Law in this regard. The Bank further requested the Bank of Israel's assistance in amending the legislation approved following the Bachar Committee's recommendations so that the recommendations regarding the banks' holdings in insurance companies would also apply to the Bank's holdings in Migdal Holdings and that the Bank would be able to continue to hold part of its holdings in Migdal Holdings.

Following the enactment of legislation to carry out the Bachar Committee's proposals (see pages 30-34 of the Report) and without prejudice to the above, and in addition thereto, the Bank must sell part of its holdings in Migdal Holdings so that it will no longer hold more than 10% of any type of means of control in Migdal Holdings. The Bank has carried out the sale as detailed below.

Africa Israel Investments Ltd. ("Africa Israel")

On 28 August 2005, Africa Israel published its financial statements for the second quarter of 2005. According to the financial statements, the shareholders' equity of Africa as of 30 June 2005 was NIS 1,629,967 thousand.

Immediately after the Bank became aware, as a result of the publication of the financial statements of Africa Israel, that Africa Israel's capital was approaching the minimum threshold for a conglomerate, the Bank requested that Africa Israel carry out an examination of the level of its shareholders' equity pursuant to the Banking (Licensing)(Definition of Capital of a Banking Corporation for the Purpose of Section 23A of the Law) Rules, 1990. This examination, the results of which were received by the Bank on 29 September 2005, showed that the level of capital for the purposes of the Banking Law (as opposed to the capital as reflected in the financial statements) exceeds the level of capital for the purposes of

the definition of a conglomerate according to that Law, and therefore Africa Israel complies with the definition of "conglomerate".

Immediately upon becoming aware of the possibility that the capital of Africa Israel might have passed the minimum threshold for a conglomerate as mentioned above, the Bank applied to the Bank of Israel (at the end of September 2005) and requested the grant of a reasonable transitional period for the Bank to comply with the requirements of the Banking Law.

Sale of Two Non-banking Holding Corporations

The Bank of Israel has advised the Bank that it is required to sell its holdings in two conglomerates (Africa Israel and/or Migdal Holdings and/or The Israel Corporation) as soon as possible and no later than 30 September 2006. Should one of the two corporations being sold be Migdal Holdings, the Bank would be entitled to sell its holdings in Migdal Holdings in stages by 31 March 2008 as follows: by 31 March 2007 the holdings of the Bank in Migdal Holdings would not exceed 10%, and by 31 March 2008, the Bank would be required to sell the balance of its holdings in Migdal Holdings (if until such time the Banking Law is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Banking Law).

On 18 January 2006 the Bank notified the Bank of Israel of its intention to sell its holdings in Africa Israel Investments Ltd. and in Migdal Holdings.

On 1 February 2006, the Board of Directors approved the entering into of a transaction for the sale of the Bank's entire holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. On 13 February 2006 an agreement was signed for the sale. The closing of the transaction is to take place by 31 March 2006. The total consideration to the Bank for the transaction is some NIS 1,120 million. The net profit expected from the transaction, on the basis of the Financial Statements as at 31 December 2005 is estimated at some NIS 486 million.

On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings") and Participatie Maatschappij Graafschap Holland N.V. (the "purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of shares in Migdal Holdings constituting 10% of the issued and fully paid share capital of the company owned by the Bank and Leumi Holdings for a total consideration of some US$ 142 million. The expected net capital gain from the transaction, on the basis of the Financial Statements as at 31 December 2005, is estimated at some NIS 245 million. Completion of the transaction was subject to the approval of the Supervisor of Insurance of the change in the holdings of the parties in the company.

After receipt of the approval of the Supervisor of Insurance, the transaction was completed on 15 March 2006. Following the closing of the transaction and its completion, nearly 10% of the issued and fully paid share capital of the company remains in the hands of the Bank.

In accordance with generally accepted accounting principles, a provision for tax in the amount of NIS 104 million was completed in respect of the equity profits that were recorded up to 31 December 2004, a partial provision for tax having been previously recorded in accordance with generally accepted accounting principles in respect of two non-banking holding corporations. In addition, a full provision for tax was made in respect of the profits for 2005, in accordance with the tax rates applying to a financial institution.

Af-Sar Ltd.

An option agreement was signed between the Bank and Africa Israel Investments Ltd. on 31 August 2003, pursuant to which the Bank was granted a put option to sell all of its shares in Af-Sar Ltd. (20% of the shares of Af-Sar Ltd.) to Africa Israel at any time up to 8 March 2006. The put option price will be determined in accordance with a valuation to be carried out and is subject to certain adjustments.

In addition, pursuant to the agreement, Africa Israel was granted a call option to purchase from the Bank its shares in Af-Sar at any time between 1 October 2005 and 8 March 2006. The call option price will be determined in accordance with a valuation to be carried out and subject to certain adjustments, together with an additional amount equal to 7.50% of the said value.

Under the reorganization of the holdings of Africa Israel Investments Ltd., its shares in Af-Sar Ltd. were transferred to Africa Israel Properties Ltd., a subsidiary controlled by Africa Israel Investments Ltd. On 22 July 2004, Africa Israel Properties Ltd. signed an undertaking in favor of the Bank, according to which it accepted all the obligations of Africa Israel Investments Ltd. towards the Bank, pursuant to the above option agreement.

On 8 March 2008 the Bank notified Africa Israel Properties Ltd. of the exercise of the put option under the option agreement. The exercise was set for 9 April 2006 for a consideration of NIS 51.4 million.

For further details see the Non-Banking Activities chapter on pages 156-157 and Note 6 to the Financial Statements, and Note 31 regarding the recommendations of the Inter-Ministerial Team on Reform of the Capital Market.

9. **Others** – this segment includes activities not included in other segments, including the Group's share of the profits of companies included on the equity basis, as detailed in paragraph 8 above.

This segment includes other activities of the Group, each of which does not amount to a profit segment under the directives of the Bank of Israel. This activity mainly includes: part of the activities of the capital market companies that are not allocated to other segments, credit card activities and the profits of the Group's companies that are included on the equity basis and the results of the sale of shares in subsidiary and associated companies.

The net profit of the "others" segment amounted to NIS 527 million in 2005, as compared with 274 million in 2004, an increase of NIS 253 million. The following table sets out details of the main changes in NIS millions:

	2005	2004	Difference
Companies included on the equity basis	**381**	410	(29)
Extraordinary profit	**77**	(19)	96
Accrued effect of change accounting method	**-**	(32)	32
Operating activity at the Bank	**40**	43	(3)
Psagot Ofek	**22**	9	13
Leumi & Co.	**24**	4	20
Other companies in Israel	**19**	6	13
Overseas companies	**46**	20	26
Tax adjustments*	**(82)**	(167)	85
Total	**527**	274	253

* Tax differences between tax calculations in the segments and the effective tax in the consolidated Report

Profit from Extraordinary Items – (Presented in the "Others" Segment)

In June 2005, the Bank sold 0.526% out of its holdings in the fully paid share capital of Africa Israel Investments Ltd. and as a result the Bank's holdings in the share capital of Africa Israel were reduced to 15.83%. Even after this change the Bank still held the right to appoint 20% of the members of the board of directors of Africa Israel. The net after tax profit of the Bank from the above sale amounted to NIS 17.0 million and was recorded as a profit from extraordinary items.

Regarding the sale of the holding in Africa Israel see pages 123-124 .

In June 2005, the Bank sold options exercisable into shares of the Israel Corporation Ltd. The net after-tax profit from the above sale amounted to NIS 17.0 million and was recorded as a profit from extraordinary items.

In June 2005, the holders of the options of the Israel Corporation Ltd. exercised their options into shares and as a result the holding of the Bank in the Israel Corporation was reduced to 18.37%. Following this change the Bank still holds the right to appoint 20% of the members of the board of directors.

In September 2005 the Bank signed an agreement for the sale of the Bank's entire holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd., constituting 18.23% of the issued and fully paid share capital of Direct Insurance. The transaction was completed on 19 October 2005 and after all the conditions precedent for the execution of the transaction were complied with. The net after tax profit amounted to some NIS 43 million.

Activities in Products

A. Capital market operations - these operations include the activities of the mutual funds, provident funds, supplementary training funds and portfolio management. In addition, these activities include the activities of Leumi & Co. Investment House Ltd., which specializes in the provision of investment banking services, business and financial services, capital raising, underwriting, organizing public and private issues, economic advice and valuations and of Psagot Ofek Investment House Ltd., which engages in portfolio management and brokerage activities.

Net profit from the capital market operations amounted to some NIS 258 million, compared with NIS 188 million in 2004, an increase of NIS 70 million. The increase in net profit derives from an increase in the activity in the capital market, including operations in securities and mutual funds.

The following table sets out details of the activities in the capital market as presented in the various operational segments:

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	2005							
	In NIS millions							
Net interest income	-	-	1	-	-	-	28	29
Operating and other income	613	124	45	90	35	5	248	1,160
Total income	613	124	46	90	35	5	276	1,189
Operating and other expenses	395	60	30	32	15	1	205	738
Operating profit (loss) before taxes	218	64	16	58	20	4	71	451
Net profit	123	36	9	33	11	2	44	258

	House-holds	Private banking	Small businesses	Commercial banking	Corporate banking	Real Estate	Other	Total
	2004							
	In NIS millions							
Net interest income	-	-	-	-	-	-	11	11
Operating and other income	553	101	45	67	34	3	205	1,008
Total income	553	101	45	67	34	3	216	1,019
Operating and other expenses	358	47	28	49	14	1	188	685
Operating profit (loss) before taxes	195	54	17	18	20	2	28	334
Net profit	108	30	9	10	11	1	19	188

For further details see the chapter on the Capital Market and Financial Services Activities of the Bank and the Group on pages 150-156.

B. Credit Cards - Leumi Card

This activity mainly includes the issue of credit cards to private customers and acquiring services for businesses.

The principal credit card activities are carried out by the subsidiary, Leumi Card, which engages in the issue of credit cards, carrying-out acquiring services and the development of payment solutions.

Leumi Card Ltd., was established at the beginning of 2000 and has license agreements with the international Visa organization and with the international MasterCard organization, under which Leumi Card received licenses to issue and acquire for Visa cards and MasterCard cards.

Since January 2001, Leumi Card has acted as issuer of Leumi Visa credit cards jointly with the Bank. In January 2001, the Bank ceased issuing credit cards to its customers jointly with ICC and started issuing Visa cards jointly with Leumi Card. The Bank, with the assistance of Leumi Card, commenced converting its customers' credit cards to Visa cards that are issued by the Bank together with Leumi Card, instead of the Visa cards issued in the past by the Bank together with ICC. In September 2001, the Bank and Leumi Card began issuing MasterCard credit cards to the Bank's customers.

In addition, Leumi Card has begun the independent issue of credit cards to customers of all the banks, the majority of these customers being members of various clubs who, as mentioned, are not customers of the Bank. Since May 2000, Leumi Card has been operating

in the field of Visa acquiring for businesses. Leumi Card commenced acquiring transactions for MasterCard credit cards during April 2002.

In the card-issuing sphere, in 2005 the number of active cards continued to rise and increased by 11% as compared with 2004, and as compared with a rise of 8.8% in the system as a whole, according to data published by the Central Bureau of Statistics. The turnover of credit card activity rose by a similar rate during the period.

In the acquiring sphere, the number of businesses acquiring through the company rose by some 3% in 2005 as compared with 2004. The acquiring turnover increased by 10% during this period. The company provides acquiring services for some 41,000 businesses. During the course of 2005 Leumi Card expanded the services that are offered to its customers:

Private label type cards were issued to cardholders, and serve as pre-paid gift cards for use in places of work and in various chains. Within this context, the company has issued some 245,000 cards. In addition, Leumi Card was the first credit card company to issue "Multi" cards, which enable the use of revolving credit, in a similar manner to the way that credit cards are managed in the USA. Within this context the company has issued some 40,000 cards.

For business customers, the company offered services in the B to B (business to business) payments sphere, such as supplier cards, whereby the financial activity between a supplier and its customers is conducted through Leumi Card's system and a purchase card, that grants a monetary refund to a business in respect of its purchases.

The income of Leumi Card in 2005, before operating, marketing, administrative and general expenses, totaled some NIS 424 million, compared with NIS 387 million in 2004.

Leumi Card ended 2005 with a net profit of NIS 62.7 million, compared with NIS 30.4 million in 2004, an increase of 106.3%.

The Bank has issued a letter of indemnity to Leumi Card for all its obligations up to an amount of NIS 3.5 billion, for compliance with the provisions of Proper Banking Management Directives No. 311: "Minimum Capital Ratio" and No. 313: "Restrictions on Obligations of a Borrower and a Group of Borrowers".

Interchange fees

The Bank and Leumi Card issue Visa, and Mastercard credit cards, and Leumi Card acquires for these credit cards. See Note 18 O to the Financial Statements with regard to the agreements between the credit card issuers and acquirers.

The Purchase of Shares in Gamma

In December 2005 Leumi Card purchased shares equivalent to 20% of the issued and fully paid capital of Gamma Management and Clearing Ltd. The said shares were issued to Leumi Card by Gamma. Gamma engages in the discounting of credit card transactions and it is the leading company in this field in Israel.
Leumi Card has an option to acquire from the shareholders their entire holdings in the company, subject to the agreement of the Antitrust Director General and the Supervisor of Banks and in accordance with the terms agreed between the companies.

Leumi Check

In September 2005 Leumi Card Ltd. applied to the Supervisor of Banks for permission to establish a new subsidiary: Leumi Check, which will be engaged in payment security and the discounting of checks for businesses. The company will be registered as soon as approval is received.
The method of work: at the time of the transaction between the customer and the business, the latter will receive approval for the transaction (receipt of the check) on the basis of the details reported to Leumi Check- the amount of the check, the date of the check and the customer's identity card number. From the time that approval is received by Leumi Check, the company will be responsible for the payment of the check. At the same time the company will take action to collect the money from the customer.

The Issue of a Joint Card with Mizrahi Bank (under negotiation)

In recent months negotiations have been underway between Leumi Card and Mizrahi Bank for the joint issue of Leumi Card's credit cards. Bank Mizrahi has not yet announced its decision.

The Establishment of a Joint Club with Supersol (under negotiation)

In recent months negotiations have been conducted between Leumi Card and the Supersol supermarkets chain for the establishment of a joint customers' club. The negotiations have yet to be completed and Supersol has not yet announced its decision.

For further details regarding Leumi Card, see Note 18O to the Financial Statements.

The following table sets out details of the credit card activities as presented in the various operational segments:

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	2005					
	In NIS millions					
Net interest income	**58**	**-**	**14**	**5**	**7**	**84**
Operating and other income	**468**	**1**	**47**	**14**	**14**	**544**
Total income	**526**	**1**	**61**	**19**	**21**	**628**
Provisions for doubtful debts	**2**	**-**	**-**	**-**	**-**	**2**
Operating and other expenses	**342**	**2**	**51**	**22**	**47**	**464**
Operating profit (loss) before taxes	**182**	**(1)**	**10**	**(3)**	**(26)**	**162**
Net profit	**118**	**(1)**	**5**	**(2)**	**(18)**	**102**

	Households	Private banking	Small businesses	Commercial banking	Corporate banking	Total
	2004					
	In NIS millions					
Net interest income	48	-	13	5	4	70
Operating and other income	424	-	47	11	13	495
Total income	472	-	60	16	17	565
Provisions for doubtful debts	1	-	-	-	-	1
Operating and other expenses	313	2	52	21	50	438
Operating profit (loss) before taxes	158	(2)	8	(5)	(33)	126
Net profit	90	(1)	4	(3)	(20)	70

Profit Centers in the Group

The following table sets out details of the contribution of the Group's major profit centers to net operating profit:

	2005*	2004*	Change	2005**	2004**	Change
	NIS millions		%	NIS millions		%
The Bank	**1,003**	847	18.4	**970**	815	19.0
Consolidated companies in Israel (1)	**400**	310	29.0	**400**	310	29.0
Overseas consolidated companies (2)	**273**	341	(19.9)	**306**	373	(18.0)
Non-banking companies (1)	**383**	406	(5.7)	**383**	406	(5.7)
Net operating profit	**2,059**	1,904	8.1	**2,059**	1,904	8.1
Overseas' subsidiaries profit, in nominal terms (US$ millions) (3)	**52**	70	(25.7)	**52**	70	25.7

* Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes.

** According to the financial statements

(1) Leumi & Co.'s non-banking companies were included in the data of the consolidated companies in Israel.

(2) After certain adjustments to Israeli accounting principles.

(3) As reported by the overseas subsidiaries, including overseas branches and minority interests.

Following are the Main Changes in the Contributions of the Profit Centers (after translation adjustments):

- The increase in net operating profit at the Bank mainly stems from the increase in net interest income, the increase in operating and other income, a reduction in the provisions for doubtful debts and also a decrease in operating and other expenses.

- The increase in net operating profit of consolidated companies in Israel mainly stems from an increase in the profits of Leumi Card, Psagot Ofek and Leumi & Co.

- The decrease in profits of overseas subsidiaries stems mainly from the decrease in the profits of the subsidiaries in the USA and in Switzerland. The subsidiaries in Switzerland and the UK were also adversely affected by the revaluation of the shekel against the Swiss franc and the pound sterling.

- The decrease in the contribution of the companies included on the equity basis mainly stems from the decrease of the Bank's share in the profits of Migdal Holdings and Africa Israel, due to tax provisions which partially offset the increase in the profits of the Israel Corporation.

The overseas subsidiaries' profits in nominal terms as published by them (including the Bank's overseas branches and minority interests) totaled some US$ 55 million, a decrease of US$ 15 million. The contribution of the overseas subsidiaries in shekels, after certain adjustments to Israeli accounting principles, totaled NIS 273 million, compared with NIS 341 million in 2004 - a decline of 19.9%. Excluding the effect of the translation adjustment, the profit of the overseas subsidiaries amounted to NIS 306 million, as compared with NIS 373 million in the year 2004.

The following table sets out a summary of the above data:

	For the year ended 31 December	
	2005	2004
	NIS millions	
Profits of the subsidiaries in shekels (the Group's share)	**241**	320
Exchange rate differences on the investment	**65**	53
Exchange rate differences on the net cost of sources of finance	**(33)**	(32)
Total contribution of the subsidiaries (after setting off net sources of finance)	**273**	341

See pages 140-150 for further details of the overseas subsidiaries.

The following table sets out the overseas subsidiaries' net profits as reported by them:

	2005	2004	Change
	NIS millions		%
Bank Leumi USA – US dollars	**27.0**	34.2	(21.1)
Bank Leumi UK – sterling	**10.7**	9.2	14.8
Bank Leumi Switzerland - Swiss francs	**(16.5)**	12.0	-
Leumi France – euro	**(0.6)**	(2.8)	-
Bank Leumi Luxembourg – euro	**1.6**	2.0	(16.7)
Luxinvest - US dollars	**1.1**	2.0	(45.2)
Leumi Re – US dollars	**9.8**	5.5	78.2
Others - US dollars	**0.5**	0.1	400.0

Operations According to the Group's Structure

The volume of operations in Israel increased in 2005 by 5.2% and by 15.0% overseas. Credit to the public in operations in Israel amounted to some NIS 156.7 billion at the end of 2005, compared with NIS 151.6 billion at the end of 2004, an increase of 3.4%. Credit to the public in overseas operations amounted to some NIS 20.6 billion at the end of 2005, compared with NIS 17.8 billion at the end of 2004, an increase of 15.5%.

Deposits of the public in operations in Israel amounted to some NIS 185.9 billion at the end of 2005, compared with NIS 178.9 billion at the end of 2004, an increase of 3.9%. Total deposits in overseas operations amounted to some NIS 30.7 billion at the end of 2005, an increase of 16.9%.

The following table sets out a breakdown of operating profit after taxes (excluding non-banking companies):

	2005	2004	Difference
	NIS millions		
The Bank (1)	**1,003**	847	156
Consolidated companies in Israel (2)	**403**	306	97
Overseas consolidated companies (1)(2)	**276**	341	(65)
Total	**1,682**	1,494	188

(1) Following neutralization of the effect of net exchange rate differentials in respect of financing overseas investments.

(2) Not including data on non-banking companies controlled by them.

In addition, income was recorded in Israel from the profits of non-banking companies in the amount of NIS 381 million, as compared with NIS 410 million in 2004.
Total net operating profit in Israel amounted to NIS 1,787 million in 2005, an increase of NIS 218 million, a rate of 13.9% as compared with 2004. Most of the increase derives from the profits of the Bank in Israel.

Information According to Geographical Regions*

The following table sets out the main details according to geographical regions:

	Total Assets			Credit to the Public			Deposits of the Public		
	31 December								
Region	**2005**	2004	Change	**2005**	2004	Change	**2005**	2004	Change
			%			%			%
Israel	**228,589**	217,310	5.2	**156,700**	151,558	3.4	**185,885**	178,911	3.9
USA	**28,394**	24,653	15.2	**12,477**	10,310	21.0	**23,698**	20,132	17.7
UK	**8,635**	7,862	9.8	**5,445**	4,761	14.4	**6,816**	5,640	20.9
Switzerland	**3,161**	3,185	(0.8)	**1,946**	1,909	1.9	**1,206**	771	56.4
France	**27**	53	(49.1)	**21**	42	(50.0)	**-**	1	-
Luxembourg	**3,335**	2,125	56.9	**133**	332	(59.9)	**3,674**	3,763	(2.4)
Others overseas	**683**	594	15.0	**533**	441	20.9	**549**	434	26.5

* Classified according to the location of the office.

The following table sets out a breakdown of the spread of net profit according to geographical area:

	Net Profit (NIS millions)		
	2005	2004	% Change
Region			
Israel (1)	**1,815**	1,480	22.6
USA (2)	**258**	164	57.3
UK (3	**60**	127	(52.8)
Switzerland (4)	**(62)**	48	-
France	**(4)**	6	-
Luxembourg (5)	**4**	14	(71.4)
Others overseas (6)	**65**	25	160.0
Total	**2,136**	1,864	14.6

The profit from overseas activity above, is shown according to contribution to the consolidated profit.

1. Net profit from operations in Israel increased by some NIS 335 million, most of the increase arising from operating profit after taxes at the Bank in Israel of some NIS 141 million (excluding non-banking companies). The increase at the Bank mainly stems from:

   - an increase in interest income of some NIS 191 million;
   - a decrease in provisions for doubtful debts in the amount of NIS 101 million;
   - an increase in operating and other income of NIS 238 million.

On the other hand, the following matters partially offset the changes, as follows:

- an increase in cost of voluntary retirement of NIS 97 million;
- an increase in operating expenses of NIS 343 million (of which salaries were NIS 202 million).

In addition, the net profit increased at a number of subsidiaries in Israel, mainly: Leumi Card, Psagot Ofek and Leumi & Co.

2. The increase in the profit of the subsidiary in the USA derives from the depreciation of the shekel exchange rate against the dollar, as compared with the appreciation in 2004, that was partially offset by a decrease in the subsidiary's profits.

3. The decrease in profit at the subsidiary in the UK stems from negative exchange rate differentials in consequence of the appreciation of the shekel exchange rate against the pound sterling that was partially offset by an increase in the subsidiary's profits.

4. The loss at the subsidiary in Switzerland stems from the provisions in respect of the exceptional event at the subsidiary, an increase in computer expenses and principally the appreciation of the shekel exchange rate against the Swiss franc.

5. The decline in the profit at the French subsidiary principally stems from the appreciation of the shekel exchange rate against the euro.

6. The profit relates mainly to Leumi Re and arises from the release of insurance reserves for pending claims.

See Note 28B to the Financial Statements for further details.
See below at pages 140-150 for further details of the profits of the overseas subsidiaries, as reported by them.

Activities of Major Subsidiaries and Affiliates*

The Leumi Group operates in Israel and overseas through subsidiaries which are banks, a mortgage bank, finance companies and financial services companies. The Group also invests in non-banking corporations operating non-banking activity in the fields of insurance, infrastructure, real estate, tourism and leisure. (See page 122 with regard to investments in non-banking corporations).

The Bank's total investments in subsidiaries and affiliates amounted to NIS 10,964 million on 31 December 2005, compared with NIS 10,184 million on 31 December 2004, and their contribution to the Group's net profit amounted to NIS 1,089 million, compared with NIS 1,100 million in 2004(1). (Setting–off translation adjustments in respect of overseas investments, their contribution to profit was NIS 1,056 million, compared with NIS 1,068 million in 2004).

The following table sets out the breakdown of the contribution of the Bank and its subsidiaries and affiliates to the net profit of the Group (1):

		Return on Group's Investment		Contribution (1) to Group's Profit		
		2005	2004	**2005**	2004	Change
		%	%	NIS millions		%
The Bank (2)		-	-	**1,080**	796	35.7
Consolidated subsidiaries in Israel, total		**10.3**	8.4	**400**	310	29.0
of which:	Leumi Mortgage Bank	**7.6**	7.7	**126**	123	2.4
	Arab Israel Bank	**24.0**	22.5	**74**	68	8.8
	Leumi Card	-	-	**63**	30	110.0
	Leumi & Co. Investment House (3)	**17.0**	10	**25**	13	92.3
	Psagot Ofek Investment House	**30.4**	11.8	**24**	8	200.0
	Non-banking holdings	**12.9**	10.6	**31**	22	40.9
	Leumi Industrial Development	**3.6**	2.1	**4**	3	33.3
	Leumi Agricultural Development	**2.9**	2.4	**2**	1	100.0
	Leumi Finance	**5.1**	4.1	**8**	7	14.3
	Leumi Leasing and Investments	**4.7**	3.5	**31**	23	34.8
	Others	**2.6**	4.8	**12**	12	-
Overseas consolidated subsidiaries, total (2)		**6.8**	9.5	**273**	352	(22.4)
of which:	Leumi USA (BLC)	**7.7**	8.9	**167**	183	(8.7)
	Leumi (UK)	**9.4**	12.3	**83**	100	(17.0)
	Leumi Switzerland	-	4.2	**(34)**	25	-
	Leumi France	-	-	**(4)**	(5)	20.0
	Leumi Luxembourg	**6.4**	14.7	**7**	13	(46.2)
	Leumi Re	**93.2**	89.1	**47**	24	95.8
Companies in Israel included on the equity basis, total (4)		**21.3**	31.9	**383**	406	(5.7)
Group's total net profit		**14.3**	13.1	**2,136**	1,864	14.6

(1) The profit (loss) shown is according to the Group's share in the results.
(2) Translation adjustments in respect of overseas investments were offset against translation adjustments of the financing sources at the Bank after the effect of taxes. For details on profitability without the set off of translation adjustments see below on pages 140-150.
(3) Including the profit and/or loss of the companies of Leumi & Co. that are included on the equity basis.
(4) For details with regard to the sale of companies included on the equity basis see page 124.

See Note 28 to the Financial Statements for further details.

See Note 6 to the Financial Statements concerning the investment in and contribution to Group profit of each of the major subsidiaries.

* Definition of subsidiaries and affiliates – see Note 1 E(1) to the Financial Statements.

Consolidated Subsidiaries in Israel

The Bank's total investments in consolidated subsidiaries in Israel amounted to NIS 4,178 million on 31 December 2005, compared with NIS 3,873 million on 31 December 2004. Their contribution to Group net profit amounted to some NIS 400 million in 2005 compared with NIS 310 million in 2004, an increase of NIS 90 million, 29.0%. The increase in profit stems mainly from an increase in the profits of Leumi Card, Psagot Ofek and Leumi & Co. The Group's return on investment in the above companies was 10.3% in 2005 compared with 8.4% in 2004.

Financial and other data concerning the major consolidated subsidiaries is presented below on the basis of their financial statements:

Arab Israel Bank Ltd.

The Arab Israel Bank was established in 1960 with the object of providing financial services to and providing a solution for the special requirements of the Arab population.

The Arab Israel Bank operates through 24 branches, situated mainly in the north of Israel and in the northern "Triangle", serving the Arab sector. The bank engages in the entire range of banking activities.

The Arab Israel Bank's total assets amounted to NIS 3,431 million at the end of 2005, compared with NIS 3,108 million at the end of 2004. Net profit of the Arab Israel Bank totaled NIS 74.3 million in 2005, compared with NIS 68.1 million in 2004, an increase of 9.1%. The net return on shareholders' equity reached 24.0% in 2005, compared with 22.5% in 2004.

Shareholders' equity of the Arab Israel Bank amounted to NIS 322 million as at 31 December 2005, compared with NIS 309 million as at 31 December 2004. The Arab Israel Bank distributed a dividend of NIS 60 million for 2005.

The ratio of equity to risk assets reached 21.21% as at 31 December 2005 compared with 21.37% as at 31 December 2004.

Medium and Long-Term Financing Companies*

The assets of these companies amounted to NIS 7.7 billion at the end of 2005, compared with NIS 4.1 billion at the end of 2004. The business activity of these companies complements the activity of the Bank. The net profit of these companies amounted to some NIS 46.1 million in 2005, compared with NIS 34.8 billion in 2004.

* Including Leumi Industrial Development, Leumi Agricultural Development, Leumi Finance Company and Leumi Leasing & Investments.

Below are details concerning the main companies:

Leumi Leasing & Investments Ltd. (formerly Bank Leumi Investment Company Ltd.)

In the second half of 2003, the Bank's leasing companies were merged with Bank Leumi Investment Company Ltd. and in consequence thereof the name of the merged company was changed to Leumi Leasing & Investments Ltd.
The merged company finances the acquisition of equipment pursuant to medium and long term leases and also operates as a complementary unit to the Construction and Real Estate Division of the Group.
The balance of credit to the public totaled NIS 670 million as at 31 December 2005, compared with NIS 686 million at the end of 2004.
The company's total assets totaled NIS 986 million as at 31 December 2005 as compared with NIS 979 million at the end of 2004.
The net profit in 2005 totaled NIS 31.4 million, compared with a profit of NIS 22.8 million in 2004.

Leumi Finance Company Ltd.

The company serves as the Leumi Group's vehicle for the issue of debentures and notes to the Israeli public. The proceeds of these issues are earmarked for deposit at the Bank for its use, at its discretion and its responsibility.

The company's total assets amounted to NIS 6,476 million at the end of 2005, compared with NIS 2,903 million at the end of 2004. Shareholders' equity totaled an amount of NIS 157 million as at 31 December 2005. The company's net profit amounted to NIS 7.8 million in 2005, compared with net profit of NIS 6.5 million in 2004

In July 2005 the company issued, within the context of a prospectus it published, subordinated capital notes in the amount of NIS 1,500 million, linked to the CPI and bearing interest at a rate of 3.7% and repayable in one payment on 31 October 2010.

On 9 and 10 October 2005 a public tender was held for two series of zero-coupon debenture issues, for repayment after 3 years, in an amount of NIS 2.25 billion.
On 9 October 2005 a tender was held for a series of CPI linked debentures with a par value of NIS 1.5 billion. In total NIS 1,496.5 million par value of debentures were issued for a monetary consideration of NIS 1,355.8 million. The unit price that was set in the tender reflects an annual yield to redemption of some 3.34%.
On 10 October 2005 a tender was held for a series of shekel debentures with shekel/ dollar protection, at a par value of NIS 750 million. In total, NIS 750 million par value of debentures were issued for a monetary consideration of NIS 642 million. The unit price that was set in the tender reflects an annual yield to redemption of some 5.32%.

The Bank has undertaken to indemnify Leumi Finance in respect of the amounts that it is unable to pay, in respect of the indemnity that it gave to its directors and other office holders and also to the lawyers for the said issues, in regard to these issues.

The Board of Directors of the Bank approved the framework for additional issues of subordinated notes by the company, that are intended for inclusion in the Tier II capital of the Bank and/or debentures and/or other financial instruments, for an overall monetary consideration of NIS 4 billion,

Leumi Industrial Development Ltd.

Leumi Industrial Development's total assets amounted to NIS 105 million at the end of 2005, compared with NIS 107 million at the end of 2004. Shareholders' equity amounted to NIS 105 million as at 31 December 2005. The net profit of Leumi Industrial Development amounted to NIS 3.7 million in 2005, compared with a net profit of NIS 2.9 million in 2004.
On 27 January 2003 Leumi Industrial Development's investment finance bank license pursuant to the Banking (Licensing) Law, 1981 was cancelled.

Leumi Agricultural Development Ltd.

Leumi Agricultural Development's total assets amounted to NIS 100 million at the end of 2005, compared with NIS 102 million at the end of 2004. Shareholders' equity amounted to NIS 100 million as at 31 December 2005. The net profit of Leumi Agricultural Development amounted to NIS 3.2 million in 2005, compared with NIS 2.6 million in 2004.

Leumi Mortgage Bank Ltd.

Leumi Mortgage Bank was founded in 1921 and is the oldest mortgage bank in Israel.

Leumi Mortgage Bank mainly concentrates its activities on granting loans for the purchase of apartments and retail financing. At the beginning of 1997, Leumi Mortgage Bank began to carry out joint construction loans with the Bank, principally for residential construction. The construction loans are managed by the Bank and are jointly financed by the Bank and Leumi Mortgage Bank, with Leumi Mortgage Bank's share in each project

limited as to the rate of participation.

In 2005, Leumi Mortgage Bank granted new loans amounting to NIS 5.2 billion, compared with NIS 5.3 billion in 2004 (excluding renewed loans to contractors). The said loans include credit given from ear-marked deposits, whose repayment is conditioned upon the extent of collection, totaling NIS 392 million, compared with NIS 714 million in 2004, which, in accordance with a directive of the Supervisor of Banks, may not be included in the balance of credit to the public in the balance sheet.

Total credit to the public at Leumi Mortgage Bank was NIS 32.8 billion at the end of 2005, compared with NIS 31.8 billion at the end of 2004, an increase of 3.4%. This amount does not include credit from deposits according to the extent of collection totaling NIS 8.6 billion as against NIS 8.7 billion at the end of 2004, which, in accordance with the directives of the Supervisor of Banks, may not be included in the balance of credit to the public in the balance sheet.

Leumi Mortgage Bank's share of the credit portfolio in the system as at 31 December 2005, according to the Bank of Israel report on activities, was 26.2% including credit to contractors. Eliminating the contractors sector in the bank and in the system, Leumi Mortgage's share of the credit portfolio was 26.4%.

Leumi Mortgage Bank's total assets amounted to NIS 33.1 billion on 31 December 2005, compared with NIS 32.1 billion at the end of 2004, an increase at the rate of 3.0%.

The net profit of Leumi Mortgage Bank amounted to NIS 126 million in 2005, compared with NIS 122 million in 2004, an increase of 3.1%. The net return on shareholders' equity came to 7.6% in 2005, compared with 7.7% in 2004.

Shareholders' equity of Leumi Mortgage Bank amounted to NIS 1,741 million at the end of 2005, compared with NIS 1,670 million at the end of 2004, an increase of 4.3% which stems from accumulated net profit, and after the distribution of a dividend in the sum of NIS 55 million that was paid to Bank Leumi in 2005.

The capital adequacy ratio (ratio of shareholders' equity to risk assets) was 9.53%, at the end of 2005, compared with 9.67% at the end of 2004. The minimum rate required by the Supervisor of Banks is 9.0%.

Leumi Mortgage Bank received a guarantee from the Bank in the sum of NIS 9 million (NIS 15 million in 2004) to secure a group of loans.

Leumi Mortgage Bank operates out of its head office in Tel Aviv, through 98 representative offices (mortgage desks) at branches of the Bank and through 9 independent branches near branches of the Bank. The mortgage desks and independent branches report to seven regional control centers. For the use of the Bank's branches and the receipt of communication and other services, Leumi Mortgage Bank paid a total of NIS 29 million to the Bank in 2005, compared with NIS 30 million in 2004.

On 1 January 2006 the Supervisor of Banks in the Bank of Israel issued a circular regarding the manner of the calculation of the provision for doubtful debts in respect of housing loans. It is stated, *inter alia*, in the circular that a bank that has elected to calculate provisions in respect of loans in accordance with the depth of arrears method even if it is not required to do so by the directives, is not entitled to reduce the provisions by means of a decision to make specific provisions. In addition, clarifications were given regarding the manner of the calculation of the depth of arrears, instructions were given regarding the manner of the calculation of the provision for arrangements and reorganizations of loans and also the manner of the calculation of the provision in respect of loans in which the principal is repaid in one amount. In addition, the circular relates to the clearance of a debt in arrears after the balance sheet date and does not permit the reduction of the provision even if cash was received in respect of the arrears after the balance sheet date, including cash in respect of the realization of an apartment before the balance sheet date. The new circular will apply as from the financial statements as at 31 March 2006.

The effect of the circular, which will apply to the first quarter of 2006, on the provision for doubtful debts, according to the figures as at 31 December 2005, is an addition in the amount of some NIS 63.2 million. The

said gap derives primarily from the reduction of the provisions as of the balance sheet date in respect of assets that were exercised and their consideration received after the balance sheet date and from the clearance of loans in arrears after the balance sheet date, assets whose realization is expected in the near-term and also expected receipts in respect of insurance indemnities. According to the directive issued by the Supervisor of Banks, the reduction of the provision in the cases noted will only be done in the event that the cash is received by the bank before the date of the financial statements. This gap will be updated according to the actual figures for the provision for doubtful debts as at 31 March 2006.

Regarding the legal claims against Leumi Mortgage Bank – see Notes 18I (3) to 18I (5) to the Financial Statements.

Leumi & Co. Investment House Ltd ("Leumi & Co.")

Leumi & Co. constitutes the non-banking investments vehicle of the Leumi Group and specializes in providing a full range of investment banking services, business and financial services, capital raising and investments, mergers and acquisitions services, underwriting and organizing public and private issues, economic advice and appraisals.

Leumi & Co. employs a staff of 35 people, most of who are economists, accountants and other academics.

Leumi & Co. ended 2005 with a profit of NIS 30 million, compared with a profit of NIS 13 million in 2004, an increase of 133.3%.

Shareholders' equity as at 31 December 2005 totaled NIS 332 million, compared with NIS 294 million at the end of 2004.

Below are details concerning the development of the main fields of activity:

A. Investments in Non-Banking Companies

Leumi & Co. is responsible for the management of the non-banking holdings of the Leumi Group portfolio.

Leumi & Co. is active in initiating, locating and carrying out direct investments in businesses and companies. Leumi & Co. has invested in 29 companies, venture capital funds and private equity funds, active in the fields of hi-tech, communications, commerce, and real estate. The balance of the investments and undertakings to invest in these companies and businesses as at 31 December 2005 amounted to some NIS 384 million.

Leumi & Co. invests in non-banking corporations as an auxiliary corporation under the provisions of the Banking (Licensing) Law.

Since it is unable to control the companies in which it has invested in the light of the restrictions imposed by the Law, Leumi & Co. stringently examines the quality of the management, the stability of the partners and the manner of investment.

The investment portfolio of Leumi & Co. includes, *inter alia*, holdings in:

- Keshet Broadcasting Ltd., which is one of the two license holders of the Second Television Channel.
- Technorov Holdings (1993) Ltd., which invests in hi-tech companies.
- Tena Investment in the Kibbutzim Industries Fund L.P., which specializes in investments in mature companies among kibbutz industries.
- Fox-Wizel Ltd, which engages in designing, manufacturing and marketing clothing and fashion accessories.
- Yashir I.D.I. Insurance Co. Ltd.
- Hanita Coatings R.C.A. Ltd., which engages in the development, metallization, coating and covering of films and polymer sheets (6.25%).
- Netafim (A.C.S) Ltd., which engages in the production and marketing of irrigation systems.
- In December 2005 Leumi & Co. invested NIS 78.6 million in Africa Israel Properties Ltd. in consideration for 5% of its shares.

- Leumi & Co. has invested NIS 147 million in venture capital and private equity funds out of undertakings to invest some NIS 261 million. The balance of the amount will be transferred to the funds on request.

In addition, Leumi & Co. and the Bank have commenced preliminary negotiations with Discount Investment Corp. Ltd for the acquisition of some 5% of the share capital of Cellcom Israel Ltd.

B. Investment Banking Services

Leumi & Co. assists its customers in executing merger and acquisition transactions. The services are provided to Israeli and overseas companies wishing to effect strategic expansion by way of acquisition or to investors interesting in selling or reducing their investments.

The basket of services within this framework includes: assistance in the definition of the company's requirements and strategic objectives, the specification of the optimal investment/ investor for the achievement of those objectives, the identification on a global basis of target investments/investors, assistance in the making of contacts with the target company, accompanying the negotiations to their conclusion, deal structuring in a manner that will serve the customer's objectives and assistance in accessing sources of finance for the transaction.

In its operations Leumi & Co. cooperates with investment houses and other entities in Israel and around the world.

C. Underwriting and Management of Issues

Leumi & Co. engages in the management of public and private issues through its subsidiary, Leumi & Co. Underwriters Ltd. Leumi & Co. Underwriters provides issuing companies with all the services required for the issue: structuring the issue, setting up a consortium of underwriters and marketing the issue.

In 2005 the company underwrote 37 public issues in an overall amount of some NIS 10,238 million.

In addition to its activity in the public issues market, the company specializes in private offerings and in 2005 it managed 29 offerings of subordinated and other capital notes and corporate debentures, which raised NIS 8,979 million.

The underwriting company's income in 2005 amounted to NIS 55.4 million as against NIS 31.6 million in 2004.

The company ended 2005 with a net profit of NIS 27 million as against NIS 9.6 million in 2004.

D. Report of the Team on Reform of the Capital Market

On 8 November 2004 the recommendations of the abovementioned team, which was appointed by the Minister of Finance to examine and to recommend the actions needed in order to increase competition in the Israeli capital market, were published. Amongst the said team's recommendations it was proposed, *inter alia*, that the restrictions on underwriting by entities that are controlled by the banks be made more stringent.

The team's recommendations were approved by the government and they require the passing of legislation or the publication of regulations.

On 12 February 2006 the Israel Securities Authority published on its website draft Securities (Underwriting) Regulations and their implementation in the terms of the draft is likely to significantly damage the business of Leumi & Co. Underwriters under its present control structure. The Regulations require the approval of the Finance Committee of the Knesset before they become effective.

E. Economic Analyses and Appraisals

The subsidiary National Consultants (Natconsult) Ltd. engages in economic analyses, economic appraisals and financial advice for economic entities in the Israeli economy.
The company provides support by means of economic studies and valuations for the purpose of the raising of capital, the examination of investments and the extension of credit.
In addition, the company reviews the large companies traded on the Israeli capital market on an ongoing basis as well as many Israeli companies that are traded on NASDAQ, for Bank Leumi, and for the Bank's customers.

F. Leumi Start Venture Capital Fund

Leumi & Co. manages the Leumi Start Ltd. venture capital fund through the management company Leumi Start Management (2000) Ltd. (a wholly-owned subsidiary). The two companies were established in 2000. Leumi Start Ltd. is a fund of the Fund of Funds type, which invests in venture capital funds and has raised some NIS 72 million from private customers and the Bank, and has invested in five venture capital funds. The state of the fund is naturally influenced by the state of the companies and the technological ventures in which the venture capital funds have invested, the state of the economy worldwide and of the technological sector in particular.

G. Enterprise and Strategic Cooperation with an Overseas Investment Bank

Leumi & Co. has signed a strategic cooperation agreement with the Jefferies Broadview investment bank in order to provide investment banking services in the fields of mergers and acquisitions, issues and capital raising abroad, with the accent on companies active in the fields of technology and the life sciences.

Jefferies Broadview is a leading investment bank in the USA and one of the major market-makers on the NASDAQ and the New York Stock Exchange. The Broadview Group, a division of Jefferies, has been one of the dominant investment bankers in the M&A market for Israeli technology companies in the last decade.

Overseas Consolidated Companies, Branches and Agencies

The Group's international activity is carried out by a network of subsidiary companies, branches, agencies and representative offices spread across 20 countries in 51 offices and branches. The Bank's main units are located in the world's most important financial centers, including: New York, London, Zurich and Luxembourg.

The Group's deployment overseas is operated to utilize the business potential of Israeli business customers, local middle market customers that operate in sectors of the economy in which Leumi has the expertise, know-how and resources needed to provide financial services, international entities active in Israel and the local Jewish community where the units are located. The Bank's major overseas target population is commercial companies and wealthy private customers. These customers receive a range of services, such as private banking services, investment financing, foreign trade and transactions in foreign currency and their derivatives. The cooperation between the overseas units and the Bank in Israel and amongst the overseas units enables maximum utilization of the relative advantage of each and every unit.

The Bank has decided to extend the Group's international activity, by expanding the existing activity and also by acquisitions and mergers, and has recently agreed to acquire a bank in Romania.

In parallel with the attainment of the strategic aim of expanding the Bank's international activity and as a constituent part thereof, the Bank is strengthening the monitoring and control of its overseas units.

The Bank's total investment in overseas units amounted to NIS 4,220 million at the end of 2005, compared with NIS 4,014 million at the end of 2004.

The following table sets out the contributions of the major overseas consolidated companies to the Group's net profit:

	Yield on the Group's investment				Contribution to the Group's profit					
	For the year ended December 31									
	2005* %	2004*	**2005** %	2004	**2005*** NIS millions	2004*	**2005**	2004	Rate of change %	%
Leumi USA (B.L.C.)	7.7	8.9	11.5	7.9	167	183	250	162	(8.8)	54.3
Leumi UK	9.4	12.3	6.8	15.7	83	100	60	127	(16.6)	(52.8)
Leumi Switzerland	-	4.2	-	8.3	(34)	25	(62)	48	-	-
Leumi Luxembourg	6.4	14.7	2.2	18.4	7	13	2	17	(48.5)	(88.2)
Leumi Re	93.2	89.1	97.2	88.3	47	24	49	23	97.0	113.0
Others	1.7	5.1	5.0	5.2	3	7	7	7	(65.8)	1.4
Total of overseas consolidated companies	6.8	9.5	7.7	10.1	273	352	306	384	(22.5)	(18.0)

(*) Translation adjustments in respect of the overseas investments have been set-off against the translation adjustments in respect of the Bank's sources of finance after tax effects. The following are the amounts set-off:
Leumi USA-NIS 82.4 million in 2005 compared with NIS (21.8) million in 2004.
Leumi UK-NIS (22.9) million in 2005 compared with NIS 27.5 million in 2004.
Leumi Switzerland-NIS (28.5) million in 2005 compared with NIS 23.4 million in 2004.

The contribution of the consolidated overseas companies, including exchange differences in respect of the investment, to the Group's reported net profit in shekels in 2005 amounted to a profit in the sum of NIS 306 million as compared with a profit of NIS 384 million in 2004.

The change in the contribution to profit which derives from the effect of the depreciation of the shekel against the dollar was partially offset by the appreciation of the shekel against the other currencies. The net effect of the exchange differences was to increase the profits by NIS 65 million in 2005 compared with NIS 53 million in 2004. The net financing expenses that were incurred by the Bank and which were partially offset by these exchange differences amounted to some NIS 33 million in 2005 compared with NIS 32 million in 2004.

The following table sets out a summary of the above amounts:

	For the year ended 31 December	
	2005	2004
	In NIS millions	
The units' profits in shekels (the Group's share of operating activities)	**241**	320
Exchange differences in respect of the investment	**65**	53
Exchange differences in respect of the cost of sources of finance, net	**(33)**	(32)
Total contribution of the units (after setting off the sources of finance, net)	**273**	341

The following table sets out details of the net profit (loss) of the overseas units, as reported by them:

	For the year ended 31 December		
	2005 In millions	2004	Change %
Bank Leumi USA ($)	**27.0**	34.2	(21.1)
Bank Leumi UK (£)	**10.7**	9.2	14.8
Bank Leumi Switzerland (CHF)	**(16.5)**	12.0	-
Bank Leumi France (euro)	**(0.6)**	(2.8)	-
Bank Leumi Luxembourg (euro)	**1.6**	2.0	(16.7)
Luxinvest ($)	**1.1**	2.0	(45.2)
Leumi Re ($)	**9.8**	5.5	78.2
Other ($)	**0.5**	0.1	400

The following table sets out a summary of the assets and liabilities of the Bank's overseas units and branches (in US$ millions* prior to offsetting mutual balances):

	31 December	
	2005	2004
Credit to the public	**4,429**	4,098
Deposits with banks	**1,954**	2,164
Securities	**4,162**	3,626
Other assets	**342**	371
Total	**10,887**	10,259
Deposits of the public	**7,707**	7,239
Deposits from banks	**419**	512
Other liabilities	**1,742**	1,474
Shareholders' equity	**1,019**	1,034
Total	**10,887**	10,259
Total trust deposits and managed securities	**8,676**	8,371

The assets of the consolidated foreign subsidiaries and overseas branches of the Bank amounted to NIS 50.1 billion (US$ 10.9 billion) at the end of 2005, compared with NIS 44.2 billion (US$ 10.3 billion) at the end of 2004.

* The translation to US dollars is a convenience translation of the data according to the representative rates of exchange on 31 December 2005 and 31 December 2004, respectively.
- The amounts are as published by the subsidiaries.
- The data in shekel terms are presented in the report according to sectors - see Note 28 to the Financial Statements.

The following table set out principal data regarding the Bank's overseas units (in US$ millions) on 31 December 2005:

	USA	UK	Switzerland	Luxembourg
Total Assets	**6,129**	**1,886**	**727**	**573**
Credit to the Public	**2,653**	**1,173**	**420**	**34**
Deposits of the Public	**4,380**	**1,566**	**263**	**527**
Shareholders' Equity	**519**	**202**	**157**	**33**
Trust Deposits and Managed Securities	**2,618**	**462**	**4,697**	**719**
Net Profit (Loss)	**27**	**21**	**(12)**	**2**
Return on Equity (%)	**5.7**	**10.1**		**8.1**

The net profit of all of the consolidated overseas companies, including overseas branches, as published by them, totaled US$ 55 million in 2005, compared with US$ 70 million in 2004, a decrease of US$ 15.0 million.

The contribution of the overseas units to the net profit in shekels of the Group in 2005 totaled NIS 306 million, compared with NIS 373 million in 2004, a decrease of 18.0%

The decrease in the units' contribution in shekels derives from a decrease in the profitability of the units in the USA and in Switzerland, and the positive exchange rate differences in respect of the overseas investments which were higher than the exchange differences in 2004 partly offset this decrease.

See Notes 6 and 28 to the Financial Statements for further details concerning the contribution of the units to the Group's profit.

Bank Leumi le-Israel Corporation

Bank Leumi le-Israel Corporation ("BLL Corp.") was incorporated in the United States in 1984 and is a wholly owned subsidiary of the Bank. BLL Corp. is defined under US law as a bank holding company, and its principal activity is the holding of its subsidiary, Bank Leumi USA.

BLL Corp.'s total assets amounted to US$ 6.1 billion as at 31 December 2005, compared with US$ 5.7 billion at the end of 2004, and the annual profit amounted to US$ 27.0 million, compared with US$ 34.2 million in 2004, a decrease of 21.1%.

The return on equity of BLL Corp. reached 5.7%, compared with 7.7% in 2004 (after offsetting the effect of deferred taxes).

As at 31 December 2005 the equity amounted to US$ 519 million. The ratio of equity to total assets was 8.48% and the ratio of equity to risk assets was 12.86%.

Within the context of the strategy to expand the Group's overseas activity, BLL Corp., together with a professional entity and additional private investors, took part in 2004 in establishing an investment company (SBIC), which is incorporated as a limited partnership, under a US government program to encourage small businesses - the Small Business Investment Act - which is operated by a government entity, the Small Business Administration ("SBA").

According to the terms and conditions of the government program, the SBIC can invest in the share capital of small companies (other than real estate companies or investment companies) with shareholders' equity not exceeding US$ 18 million and annual profit (after tax) not exceeding US$ 6 million. Subject to the SBA's approval, the company will be able to receive financing from the SBA matching the investment of private investors and BLL Corp. in a ratio of 2:1.

BLL Corp. has joint control together with the professional entity with which it established the SBIC, since they are both owners of the SBIC's general partner.

BLL Corp. has undertaken to invest US$ 12.5 million, and all the other limited partners together have undertaken to invest a further US$ 43.5 million. The SBA has given an undertaking for matching financing up to a ratio of 2:1.

In 2004 and 2005, BLL Corp. invested some US$ 2.5 million, and less accrued expenses the balance of the investment as at 31 December 2005 totaled some US$ 906 thousand.

Bank Leumi USA

Bank Leumi USA (BLUSA), incorporated in 1968, holds a commercial banking license from the State of New York and is a member of the FDIC (Federal Deposit Insurance Corp.). BLUSA has three branches in the State of New York, four branches in California, three branches in Florida, two in Chicago and an additional branch in the Cayman Islands.

In May 2005, BLUSA opened the second branch in Illinois, in Highland Park, Chicago, which focuses on corporate and private banking.

In December 2005, the BLUSA opened a representative office in the city of Boston, which will engage in business development and marketing the bank's services, especially in the credit field.

BLUSA engages in commercial banking, primarily in financing medium and larger sized local companies, in international banking and also private banking for US and non-US residents. BLUSA offers full banking services to Israeli companies and to Israeli residents interested in the products and services of an American bank.

BLUSA's total assets amounted to US$ 6.1 billion on 31 December 2005, compared with US$ 5.7 billion at the end of December 2004. Total shareholders' equity amounted to US$ 383 million on 31 December 2005 compared with US$ 378 million at the end of 2004. Credit to the public totaled US$ 2,653 million at the end of 2005, an increase of 11.9%, while the deposits of the public, which totaled US$ 4,817 million, increased by 6.8%.

Customers' managed securities portfolios, which are not included in the balance sheet, totaled US$ 2,618 million at the end of 2005, compared with US$ 2,480 million at the end of 2004.

BLUSA ended 2005 with a profit of some US$ 24.3 million, compared with some US$ 33.0 million in 2004, a decrease of 26.4%. The main part of the decrease is explained by the rise in the interest rates in the USA, which adversely affected part of the securities portfolio, which is invested in fixed rate debentures.

The return on equity of net profit in 2005 was 7.2% compared with 9.7% in 2004 (after offsetting the effect of deferred taxes).

The balance of the provision for doubtful debts amounted to US$ 64 million at the end of 2005, constituting 2.4% of total credit to the public. This provision is 22 times more than the non-accrual loans.

In February 2005, BLUSA paid a dividend of US$ 20 million for 2004.

The ratio of equity to total assets was 6.2% (6.3% - 2004) and the ratio of equity to risk assets was 11.6% (12.7% - 2004). These ratios exceed the US supervisory authorities' capital adequacy requirements.

BLUSA has established and has been operating in New York since June 2001 a fully owned brokerage company called Leumi Investment Services Inc. ("LISI"), through which most of the securities transactions for BLUSA's customers are carried out.

LISI holds a license from the NASD to engage in securities brokerage operations and is designated to serve BLUSA's private banking customers, including both US and non-US residents. LISI has begun to act as an agent/broker/dealer and engages in purchasing and selling securities for and on behalf of its customers and executes options transactions that are ancillary to securities transactions for its customers. During 2003 the company received approvals to extend its spheres of activity, which include the sale of insurance as an agent and marketing of mutual funds managed by large investment houses.

As part of BLUSA's business activity, leasing activity was expanded through a subsidiary. In addition, the private banking activity for international customers has been expanded and in parallel BLUSA has expanded private banking activity for wealthy local customers. To support this activity, BLUSA operates advanced technology distribution channels via an internet site and via e-banking services, which were made available to its customers.

BLUSA is taking steps to expand the volume of its activity both by expanding its network of branches and also by locating opportunities for acquisitions and mergers.

As the result of an audit conducted by the supervisory authorities in the USA, BLUSA has taken steps to improve and strengthen its controls and procedures in respect of the prevention of money laundering.

For details of an SEC investigation see the section "Legal Proceedings" on page 185 below.

The Bank's Branches and Agency

The Bank operates an agency in New York, a branch in Panama and a branch in Georgetown.

Until 30 June 2002 the Bank operated an agency in Miami, the assets and liabilities of which were transferred to BLUSA on 1 July 2002. The license for the Miami agency is still in force and a representative office of Bank Leumi operates thereunder.

Total assets of the agency and branches amounted to some US$ 647 million at the end of 2005 (before offsetting mutual balances), compared with some US$ 652 million at the end of 2004. Credit to the public totaled US$ 131 million at the end of 2005, compared with US$ 92 million at the end of 2004. Deposits of the public totaled US$ 598 million at the end of 2005, compared with US$ 597 million at the end of 2004. The profit for 2005 amounted to US$ 3.0 million, compared with US$ 0.5 million in 2004.

The Panama branch provides full banking services, including credit, international trade and private banking. The majority of its customers are business customers from the Panama free trade zone that import merchandise from the Far East and export it mainly to South American countries. The principal services for these customers are within the fields of international trade and foreign currency operations.

The Georgetown branch is registered in the Cayman Islands and operates in accordance with the local laws and directives. The branch's principal activity is to accept deposits of Israeli customers, both private customers and companies.

Bank Leumi (UK)

Bank Leumi (UK) plc was founded in 1959 and continues the activity of the Group in England that began in 1902. The bank operates in London, and through a branch in Manchester and a banking subsidiary in the Island of Jersey, and also through a trust company, Leumi Overseas Trust Corporation Limited, which is fully owned by Bank Leumi (Jersey) Ltd.

Bank Leumi (UK) engages in commercial and private banking. The commercial banking activity includes financing real estate, international trade, Israel- related business and Israeli companies active in England and in financing the media sector (movies and television programs).

Bank Leumi (UK) finances a wide range of activities in the real estate field in the UK and Western Europe, including real estate investment and development and financing of commercial and residential real estate. The financing is provided to both local and foreign customers.

In accordance with the strategy to expand the Leumi Group's private banking activity, on 11 February 2005, Bank Leumi (UK), acquired from Riggs Bank N.A., the Jersey company Riggs Bank & Trust Company (Channel Islands) Limited, a company that engaged in providing private banking and trust services, in consideration of some £ 13 million. BLUK also acquired certain banking business in London. The acquisition included deposits and investments of customers in an amount of some £ 48 million, a credit portfolio of some £ 88 million, and a trust business portfolio of some £ 230 million, the majority of which are with the bank that was acquired in Jersey.

Bank Leumi (UK) reorganized its activity in Jersey by merging the banking activities of the company that was acquired into Leumi Jersey, in June 2005, and the company that was acquired and its trust activities into Leumi Overseas Trust Corporation, in October 2005. The successful merger of the said activities created a basis for BLUK to expand its private banking services, whilst entering into new segments of the market.

In the last quarter of 2005 BLUK recruited a team that specializes in financing international commodity trade, and thus added to its many years of experience in the field of financing international trade and expanded its customer base.

Total consolidated assets of Bank Leumi (UK) amounted to £ 1,093 million at the end of 2005, compared with £ 948 million at the end of 2004. Deposits of the public increased from £ 774 million at the end of 2004 to £ 908 million at the end of 2005. Bank Leumi (Jersey) contributed the sum of £ 193 to the increase in deposits as a result of the acquisition mentioned above, and from the expansion of its business activities.

Credit to the public expanded from some £ 569 million at the end of 2004 to £ 680 million at the end of 2005. Bank Leumi (Jersey) contributed £ 71 million to the growth of credit, mainly as a result of the acquisition mentioned above.

Capital, reserves and surpluses totaled some £ 117 million on 31 December 2005, compared with some £ 111 million at the end of 2004.

The consolidated net profit of Bank Leumi (UK) amounted to £ 10.8 million in 2005, compared with £ 9.6 million in 2004.

The return on equity of net profit in 2005 amounted to 10.1 %, compared with 9.2% in 2004. The capital to total assets ratio was 10.7% (11.2% in 2004) and the capital to risk assets ratio was 18.25%.

The board of directors of Bank Leumi (UK) has recommended the distribution of a dividend of some £ 6.9 million in respect of 2005.

Bank Leumi le-Israel (Switzerland)

Bank Leumi le-Israel (Switzerland) ("Bank Leumi Switzerland"), was founded in 1953.

Bank Leumi Switzerland has two branches, in Zurich and Geneva. Bank Leumi Switzerland also has a wholly-owned subsidiary that manages mutual funds and two representative offices, in Israel and Hungary. Bank Leumi Switzerland specializes in providing private banking services to international customers, including receiving trust deposits, selling structured products, managing discretionary accounts and managing securities investment portfolios.

Total assets of Bank Leumi Switzerland totaled CHF 957 million at the end of 2005, compared with CHF 890 million at the end of 2004. The loss for 2005 amounted to CHF 16.5 million compared with a net profit of CHF 12.0 million in 2004. The main part of the loss is explained by the special provision as detailed below and also by the costs associated with the conversion of the computer system.

Total capital and reserves, including inner reserves, amounted to CHF 206.5 million at the end of 2005 (of which CHF 2.4 million was in inner reserves), compared with CHF 231.8 million at the end of 2004 (of which CHF 2.9 million was in inner reserves).

At the beginning of January 2001, Bank Leumi Switzerland discovered, at its Zurich branch, accounts of customers in respect of which suspicions arose that unauthorized transactions had been carried out therein by a senior local employee, who served as a member of the management of Bank Leumi Switzerland and managed the private banking department. He was immediately released from his duties and dismissed by Bank Leumi Switzerland, which filed a criminal complaint against him.

In consequence of the event, a thorough examination was made of the customers' accounts in respect of which it was suspected that unauthorized transactions had been carried out. In consequence of the said event, Bank Leumi Switzerland made provisions between 2000 and 2003 in an aggregate amount of CHF 203.8 million. In 2004 the provisions were increased by a further amount of CHF 10.7 million and in 2005 the provisions were increased by a further amount of CHF 21.1 million. Bank Leumi Switzerland has made arrangements with most

of the customers who suffered damage from this event and is making every effort to reach settlements with regard to the few matters which remain open.
Comprehensive reports were made to the banking supervisory authorities in Switzerland and Israel.

During 2005, Bank Leumi Switzerland expanded its marketing activity and its business development activity. Bank Leumi Switzerland opened a representative office in Hungary and expanded its activity in Israel, by means of a representative office that was opened in December 2004.

At the end of 2005, the volume of trust deposits and securities portfolios managed and/or held for customers amounted to CHF 6.4 billion, compared with CHF 5.4 billion at the end of 2004. In 2005, Bank Leumi Switzerland distributed structured deposits and securities in an amount of CHF 600 million.

In 2005, Bank Leumi Switzerland increased the balance of discretionary accounts by 13.5% and expanded the infrastructure that supports this activity. Bank Leumi Switzerland offers five investment strategies in various currencies that are matched to the customer's risk profile.
In addition, Bank Leumi Switzerland continued distributing structured products to its customers, while concentrating on the credit products, in view of the improvement in the credit environment in the USA and Europe. Bank Leumi Switzerland also expanded its activity with institutional customers, in particular in the field of alternative investments.

In 2005, Bank Leumi Switzerland focused on a project to adopt a new IT system ("Globus" of the Swiss Temenos company), the purpose of which is to increase Bank Leumi Switzerland's operating ability and to provide global private banking services at a high level to its customers. The system was installed during 2005.
In addition, Bank Leumi Switzerland carried out all the operations required, including installing an automatic system for control of money transfers, to comply with the new directives relating to the anti-money laundering law that came into force in Switzerland in July 2004.

In November 2005, the Bank acquired 2,650 shares of Bank Leumi Switzerland, which constitute 4% of Leumi Switzerland's paid up share capital. Following the said acquisition, the Bank's holdings in Leumi Switzerland afford it the right to receive 74.93% of the profits and to 90.42% of the voting rights.
In February 2006, the Bank acquired a further 4,535 shares, which constitute 6.9% of Leumi Switzerland's paid up share capital. Following the said acquisition, the Bank's holdings in Leumi Switzerland afford it the right to receive 81.8% of the profits and to 93.0% of the voting rights.

Leumi International Investments N.V. ("LII")

The company serves as the vehicle through which the Leumi Group issues notes to the public overseas. The proceeds are intended for the use of the Group. In December 1997, the company published an offering circular for a Medium Term Note Program, pursuant to which LII can issue notes up to a total of US$ 1.0 billion, guaranteed by the Bank.

Under this program, US$ 875 million had been raised by the end of 2001. There were no issues under the above program in 2002 and 2003. In 2004, US$ 100 million was raised under this program and in December 2005, US$ 112.5 million was raised through an issue of subordinated capital notes, redeemable in December 2012 and bearing interest at the rate of six months LIBOR plus 0.5%.

In total, LII has raised US$ 1.087 billion within the context of this program, of which some US$ 0.44 billion had been repaid by the end of 2005. An additional amount of some US$ 0.13 billion was repaid in January 2006.

The current prospectus is still open and allows additional issues and/or further issues in place of notes redeemed, on terms to be determined. As the date of this Report, US$ 449 million could be raised.

Leumi France

Within the context of the Leumi Group's strategic policy, on 31 March 2004, the banking license of Leumi France, which had operated since 1972, was returned, after it had fulfilled its obligations to its customers. The unit continues to operate as a financial company, the major part of whose activity is recovering outstanding credit and administrative management of operations required further to the discontinuation of the activity as a bank. Its name was changed to Leumi France S.A.

In parallel with the discontinuation of Banque Leumi France's activity as a bank, Leumi opened a representative office in Paris.

Total assets of Leumi France on 31 December 2005 amounted to € 5 million compared with € 9.5 million on 31 December 2004 and the capital means at the end of December 2005 amounted to € 3.5 million compared with € 4.1 million at the end of 2004.

The net operating loss of Leumi France amounted in 2005 to € 0.6 million, compared with a loss of € 2.8 million in 2004.

Exceptional Event

The French police conducted an investigation at a number of banks in France, among them Leumi France, with regard to a money laundering network between Israel and France, in connection with its activities as one of the correspondents which handled the checks drawn on French banks, which were delivered for clearing to banks in Israel.
Within the context of this investigation, which was referred to an investigating judge, Leumi France and two of its senior employees were also questioned under caution. In October 2003 the investigating judge decided to file bills of indictment against banks that acted in clearing the checks, including Leumi France and two of its senior employees. The prosecution appealed against the examining judge's decision before the Appeals Court and the appeal was allowed. In June 2004, the investigating judge was replaced. However, no decision has yet been made as to whether to carry out a new investigation, or to close the file or return it to the prosecution for it to decide how to act.

Bank Leumi (Luxembourg)

Bank Leumi Luxembourg S.A. was established in 1994 and opened to the public in May 1995. Bank Leumi Luxembourg provides its customers with a selection of private banking services, including deposits, trust deposits and investments in securities.

Total assets at the end of 2005 amounted to some € 484 million, compared with some € 412 million at the end of 2004.

At the end of 2005, deposits of the public totaled some € 446 million as against some € 334 million at the end of 2004. Trust deposits and securities held by customers of the bank totaled some € 608 million at the end of 2005, compared with € 530 million in 2004. In 2005, Bank Leumi Luxembourg expanded its marketing activities and in February 2006 it opened a representative office in Israel.

In 2005 the net profit totaled € 1,472 thousand as compared with a profit of € 1,946 thousand in 2004.

The capital means of Bank Leumi Luxembourg totaled some € 27.9 million (including € 2.5 million of uncalled authorized capital), compared with € 25.7 million at the end of 2004.

Leumi (Latin America)

Leumi (Latin America) S.A. was established in 1980 and operates through a head office in Montevideo, a branch in Punta del Este and a representative office in Porto Alegre (southern Brazil). Leumi (Latin America) provides private banking services to overseas customers.

Total assets of Leumi (Latin America) were US$ 30 million at the end of 2005, compared with US$ 31 million at the end of 2004. Capital, reserves and surpluses totaled some US$ 5.5 million on 31 December 2005, compared with some US$ 5.2 million at the end of 2004.

The year 2005 ended with a profit of some US$ 70 thousand (after adjustment for inflation) compared with a profit of some US$ 378 thousand in 2004. The balance of off-balance sheet activity totaled some US$ 198 million in 2005, compared with US$ 170 million in 2004.

Brazil Representative Office

An investigation was commenced in Brazil of the Bank's representative office and that of another large Israeli bank in Sao Paolo, which was carried out by the local police. As part of the investigation, a number of customers were questioned and documents taken. The Bank submitted a request to transfer the investigation to the federal police, and the judge agreed to the request and ordered the transfer of the investigation to the federal authorities. The Bank has requested that the investigation be closed, in the light of the legal opinions of the local counsel representing the Bank. At this stage, it is not possible to estimate the results of the investigation or whether it will be continued or closed.

Acquisition of a Bank in Romania

On 31 October 2005, the Bank and the S.C. Kolal B.V. ("Kolal"), the controlling shareholder of Eurom Bank S.A., signed an agreement under which the Bank will purchase shares from Kolal constituting 95% of Eurom's issued and paid up share capital. In consideration for the shares, the Bank will pay Kolal some US$ 41.7 million on the completion of the transaction.

The completion of the transaction is subject to the meeting of certain conditions precedent, *inter alia*, the receipt of the permits of the supervisory authorities in Israel and in Romania and the delisting of Eurom's shares from trading on the stock exchange in Romania, and is expected to occur in the second quarter of 2006.

Eurom is a banking institution in Romania, and operates some 35 branches and offices and engages in varied financial activity that includes the receipt of deposits, the extension of credit, international trade and foreign currency activities.

Leumi Re

In June 2002, the Bank established Leumi Re Ltd. in the Island of Guernsey. The company is wholly owned by the Bank and serves as a reinsurer for insurance companies that insure the Leumi Group. The company's issued capital is US$ 30 million, of which US$ 6 million has been paid up. Furthermore, the Bank undertook in a guarantee to make additional amounts available to Leumi Re up to an amount of US$ 9 million.

The Bank has also given an unlimited guarantee to the insurer, New Hampshire Insurance Company, to secure payment of the insurer's claims against Leumi Re Ltd.

The company was established with the approval of the Bank of Israel, which determined that:

- the Bank shall hold 100% of the means of control of the company;
- the company shall engage in banking insurance, insuring liabilities and insuring property;
- the company shall only engage in insurance for the Bank Leumi Group.

The company's total assets at the end of 2005 amounted to US$ 34.9 million, compared with US$ 28.1 million at the end of 2004, and the insurance reserves amounted to some US$ 9.3 million, compared with some US$ 11.9 million at the end of 2004. The net profit for 2005 amounted to US$ 9.8 million, compared with US$ 2.2 million in 2004.

Since 2003, the financial statements of the company have been prepared on the basis of the revised accounting rules of the Association of British Insurers. In accordance with these rules, the company's financial statements

are prepared on an annual basis according to which the insurance reserves are calculated on the basis of an assessment of the estimated cost of settling the claims that have been reported, as at the date of the statements.

Capital Market and Financial Services Activities of the Bank and the Group

The activities of the Group includes a variety of capital market services for all customer sectors, including institutional entities, businesses and households, amongst them counselling on securities and financial assets, the provision of brokerage services for customers, the provision of securities custodian services, management and underwriting of securities issues, activities in the fields of options, futures contracts and structured products, services for portfolio managers who manage their customers' portfolios in the Bank, the provision of services connected with the lending and borrowing of securities and more.

The Group also provides varied financial services through subsidiaries that specialize in additional fields, such as credit card issuance and operation and trust services.

The Bank is a member of the Tel Aviv Stock Exchange, the Stock Exchange Clearing House and the *Maof* Clearing House.

In 2005, subsidiary companies of the Bank engaged in additional activities: management of provident funds, supplementary training funds and mutual funds and the management of discretionary securities portfolios. The major part of these activities was sold by the Bank, as the result of the reform of the capital market, in a number of transactions that are expected to be completed in the course of 2006. Most of the assets managed by these companies are not consolidated in the Financial Statements of the Group.

The following table sets out details of income from management fees from mutual funds, provident funds and supplementary training funds, in NIS millions:

	2005	2004	**2005**	2004
	Consolidated	Consolidated	**The Bank**	The Bank
Mutual funds	**427**	341	**291**	232
Provident funds	**201**	187	**137**	129
Supp. training funds	**32**	33	**28**	30
Total	**660**	561	**456**	391

Following the reform, the Group's activities in the capital market will focus mainly on the provision of investment counselling, the field of pension counselling, after the Bank receives a license to engage in this activity, the provision of various services in connection with customers' activities in securities and the provision of operating services to entities operating in the capital market.

Also, the Bank is expected to begin to act as a market maker in Israeli government debentures, having been appointed by the Ministry of Finance to be one of the chief market-makers, and this will occur when market-making trade commences.

See pages 30-38 for further details in respect of the effect of the reform of the capital market and the sale of the holdings in mutual funds and provident funds.

Mutual Funds

The value of the assets of the mutual funds managed by the Group in Israel at the end of 2005 was NIS 33.8 billion, compared with NIS 29.4 billion at the end of 2004, an increase of some 15%. The value of the assets of the mutual funds managed by the Group in Israel constituted 27.0% of all mutual funds in the sector at the end of 2005, compared with 29% at the end of 2004, and the Group ranks in second place in this sector with regard to the volume of assets under management.

In 2005 two mutual fund management companies operated within the Group in Israel: Leumi-Pia and Psagot.

Competition

On 31 December 2005 the total value of the assets managed by the mutual fund managers in the system amounted to some NIS 124.8 billion, compared with NIS 101.3 billion at the end of 2004.

In 2005 there was competition between all the entities active in the market, including banks and brokers. The market share of the brokers and the banks that are not amongst the five largest banks is on a continuous upward trend, and on 31 December 2005 stood at 23.35%, compared with 15.42% on 31 December 2004. The market share of the five largest banks on 31 December 2005 was 76.65%, compared with 84.58% at the end of 2004. The companies compete in this competitive market by way of improving the investment portfolio of the funds they manage, initiating the issue of new mutual funds, changing the investment policy of existing mutual funds, discount campaigns relating to distribution and brokerage commissions, and marketing operations - advertising in the media.
The factors that affect the competitive status of the companies are their reputation and their performance over the long term.

Leumi-Pia is the oldest and among the leading companies in the mutual fund management field in Israel. At the end of 2005, Leumi-Pia managed 51 mutual funds with assets totaling some NIS 15.1 billion, compared with NIS 14.3 billion at the end of 2004, an increase of some 5.6%. Leumi Pia's share of total assets of the sector at the end of 2005 reached 12.1% compared with 14.1% at the end of 2004. At the end of February 2006, the assets of the funds managed by Leumi-Pia totalled some NIS 14.4 billion.

The Bank's income from various services provided to Leumi-Pia amounted to NIS 140.5 million in 2005, compared with NIS 117.5 million in 2004. The Group's income before expenses amounted to NIS 191.1 million, compared with NIS 162.6 million in 2004. The increase in income arose mostly from the increase in the value of the assets of the funds in 2005, and also from the change in the mix of the funds.

Following the reform of the capital market, the Bank decided on 15 September 2005 to sell its holdings in Leumi-Pia, at a price of some NIS 535 million, to Harel Insurance Investments Ltd. The sale is subject to the signing of an agreement by the parties and the receipt of regulatory approvals.

Psagot Managers of Mutual Funds - Leumi Ltd ("Psagot") - managed 58 mutual funds at the end of 2005 with assets of some NIS 18.7 billion, compared with some NIS 15.1 billion at the end of 2004, an increase of some 23.8%.
Psagot's share of the total assets of the sector at the end of 2005 was 14.9%, identical to its share at the end of 2004. At the end of February 2006, the assets of the funds managed by Psagot totaled some NIS 19.5 billion.

The Bank's income from various services provided to Psagot amounted to NIS 150.6 million in 2005, compared with some NIS 114.2 million in 2004. The company's income before expenses amounted to NIS 236.0 million, compared with NIS 178.6 million in 2004. The increase in income arose mainly from the increase in the value of the assets of the funds in 2005, and from the change in the mix of the funds.

Leumi Global Managers Funds

During the course of 2004 Leumi Global Managers (LGM) was established in Luxembourg, and manages funds overseas under the manager-of-managers system. The funds are marketed throughout the Leumi Group overseas, subject to the laws applicable to the operations.

The establishment of the LGM funds is the result of cooperation between the Leumi Group and SEI Investments Company ("SEI"), a leading international company in this field, which as at the end of December 2005 managed assets exceeding US$ 148.5 billion.

SEI specializes in managing funds under the manager-of-managers system. SEI's funds are managed by portfolio managers who are specialists in the specific market in which the fund invests. SEI specializes in active management of the funds, while operating risk control and monitoring measures that enable it to combine investment managers and to replace investment managers with others, when in SEI's opinion the others have a greater potential to achieve a yield over time.

The LGM funds include two equity funds, three mixed funds (80% debentures, 20% equity) which are dollar-based, euro-based and globally based, and an aggressive debenture fund.

As at 31 December 2005, some eighteen months after the commencement of activity, the LGM funds had accumulated some US$ 313 million.

Psagot Ofek Investment House Ltd. (formerly - Ofek Securities and Investments Ltd.) ("Psagot Ofek" or the "company")

Psagot Ofek was established in 1963 and it engages in the management of securities investment portfolios for private customers, corporations, non-profit organizations, provident funds and others.

Following the reform of the capital market, the Bank decided on 28 November 2005 to enter into an agreement, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds – Leumi Ltd., in a transaction for the sale of goodwill, activities, assets and liabilities related to all the assets of Psagot Ofek, with York Capital Management, in the name of bodies that are managed by it, at a price of NIS 1,350 million. The transaction is subject to regulatory approvals.

Psagot Ofek operates a central unit for the management of investments, a unit for the management of investments on overseas stock exchanges, a unit for counselling and brokerage services for overseas and institutional investors and an economic department. The company manages, through subsidiaries, mutual funds, provident funds and compensation funds and financial instruments.

Psagot Ofek is a member of the Tel Aviv Stock Exchange and the Stock Exchange Clearing House and operates in the *Maof* Clearing House as an affiliated member of the Bank. See Note 18 to the Financial Statements for additional details.

Psagot Ofek has a number of subsidiaries that have issued a range of financial products to the public:

Ofek Leumi Financial Instruments Ltd., a wholly owned subsidiary ("Ofek Leumi") which issued the "Tali 25" exchange traded certificates that are convertible into the basket of shares included in the Tel Aviv 25 Index and in 2005 also short certificates in an amount of NIS 18.9 million.
Ofek Leumi has a wholly owned subsidiary - M.P.A.L. Trading Ltd. that engages in trading in listed securities and entering into agreements that are ancillary to securities operations connected with Ofek Leumi's activity.
The Bank issued a letter of indemnity to Ofek Leumi in an amount of NIS 1.5 billion, in order for it to comply with the provisions of Proper Banking Management Directives 311: "Minimum Capital Ratio" and 313: "Limitations on the Obligations of a Borrower and a Group of Borrowers".

Psagot Ofek Financial Products Ltd. ("Financial Products"), a wholly owned subsidiary, which in 2004 issued two series of notes, Tali dollar notes and Tali euro notes in an amount of NIS 2.6 billion.
The Bank issued a letter of indemnity in respect of Financial Products' liabilities to third parties, for the purpose of its complying with the provisions of Proper Banking Management Directives 311: "Minimum Capital Ratio" and 313: "Limitations on the Obligations of a Borrower and a Group of Borrowers", including in respect of its liabilities to holders of notes in a total sum that shall not exceed NIS 2.6 billion. Financial Products gave the trustee for the notes an irrevocable power of attorney to exercise the letter of indemnity.

Psagot Ofek Currency Strategies Ltd ("Currency Strategies"), a wholly owned subsidiary of Financial Products, which in November 2005 issued a series of debentures, bearing interest at a variable rate that is derived from the performance of the unique Deutsche Bank Carry Index, in an amount of NIS 197.9 million.

The Bank issued a letter of indemnity in respect of Currency Strategies' liabilities to third parties in a total sum that shall not exceed NIS 0.5 billion, for the purpose of its complying with the provisions of Proper Banking Management Directives 311: "Minimum Capital Ratio" and 313: "Limitations on the Obligations of a Borrower and a Group of Borrowers".

The Bank Leumi le-Israel Trust Co. Ltd. serves as trustee for all Psagot Ofek's customers in respect of the obligations of Psagot Ofek to its customers, pursuant to the Investment Counselling Law and the regulations made thereunder regarding insurance and shareholders' equity. The Bank has granted a guarantee to the Trust Co. in respect of the liabilities of Psagot Ofek to its customers. The amount of the guarantees as at 31 December 2005 was NIS 465 million compared with NIS 370 million as at 31 December 2004.

The volume of assets managed by the Company (including Psagot's mutual funds) at the end of 2005 amounted to NIS 29.8 billion, compared with NIS 24.2 billion at the end of 2004. The number of portfolios managed by the Company at the end of 2005 totaled 4,808.

Psagot Ofek ended 2005 with a net profit of NIS 25.5 million, compared with a profit of NIS 8.7 million in 2004. All of the company's income derives from operations in the capital market. This profit is after the transfer of sums in the amount of NIS 9.5 million to the Bank in respect of the transfer of customers' portfolios to Psagot-Ofek's management.

The Company's shareholders' equity as at 31 December 2005 totaled NIS 131.3 million.

Provident Funds

Provident funds are a long term investment channel, that enjoy tax benefits on the deposits therein and on most of their investments. During the course of 2005 the provisions that apply to provident funds were amended and most of the amounts deposited in them as from 2006 will only be available for withdrawal from the age of 60 and in parallel, provident funds for pensions and personal provident funds for severance pay were defined as "pension products" in the new legislation.

The Group's activity in the field of provident funds is carried out as follows:
Leumi Gemel Ltd, a wholly owned subsidiary, managed in 2005 provident funds for the self-employed, provident funds for salaried employees, central funds for severance pay and a fund for the payment of sick pay and Psagot Ofek Provident Funds Ltd. manages personal central funds for severance pay and provident funds for employees and the self-employed. Furthermore, sectoral provident funds were managed in the Leumi Group for employees of the Group: the provident funds of the employees of the Bank and of the employees of Leumi Mortgage Bank.

The value of the assets of the provident funds including the severance pay funds managed by the Leumi Group at the end of 2005 was some NIS 36.0 billion, compared with NIS 33.7 billion at the end of 2004, of which NIS 2.9 billion for employees of the Group and NIS 2.0 billion for the Group was deposited in the Central Severance Pay Fund.
In 2005, the net negative accrual in the Group's provident funds amounted to some NIS 730 million, as against some NIS 350 million in 2004. At the end of February 2006, the value of the assets of the provident funds was some NIS 35.8 billion.

The Bank's income from management fees from the provident funds was some NIS 137 million in 2005, compared with some NIS 129 million in 2004. The Group's income before expenses amounted to NIS 201 million as compared with some NIS 187 million in 2004.

The Bank has granted a guarantee to the members of some of the provident funds that are managed by the Leumi Group as collateral for the repayment of the original principal amounts that were deposited, which as at 31 December 2005 amounted to NIS 9,649 million. The fair value of the said liabilities as of 31 December 2005 is not material.

See also Note 18 to the Financial Statements.

The Group, through Leumi Gemel Ltd, provides operating and other services to corporate and private provident funds. The total asset value of these funds amounted to NIS 2.6 billion at the end of 2005, compared with some NIS 1.1 billion at the end of 2004.

The legislation that implemented the reform of the capital market, subsequent to which the funds were sold, enables the banking corporations to provide operating services to the managers of provident funds and pension funds. Within the context of the sale of the sale of the provident funds, it was agreed that operating services will be provided to the purchasers of the funds.
Following the legislation on the reform of the capital market, the Bank decided on 26 November 2005 to enter into an agreement together with Leumi Gemel Ltd. for the sale of the goodwill, activities, assets and liabilities connected with the provident funds managed by Leumi Gemel Ltd.

A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon provident funds and the management system of the provident funds, were sold to Harel Insurance Investments Ltd., at a price of NIS 675 million, and the other provident funds, the largest of which are Sion, the Central Severance Pay Fund, Tzur and Sagi, were sold to Solomon Provident Funds Ltd., a company controlled by A. Solomon Investments Ltd. (subject to the Markstone fund, which is comprised of four limited partnerships, becoming its controlling party), at a price of NIS 473 million. As mentioned above, the Leumi Group will continue to provide operating services in connection with the provident funds that were sold, subject to the signing of operating agreements. The transactions are subject to the receipt of regulatory approvals.

Competition

In 2005 Leumi Gemel operated in a competitive market in which entities from a number of sectors operated, primarily: provident funds managed by the banks, provident funds managed by private entities, insurance companies and pension funds. The competition is between all the entities that manage provident funds, including the other banks, but such competition is constantly intensifying with regard to the private funds. The coming into effect of the reform of the capital market during the year increased the competition but also the cooperation between the banking system and the private fund managers.

At the end of 2005, the assets of all provident funds in the system, including supplemental training funds, amounted to some NIS 237.3 billion. The share of the provident funds managed by the banks was 68.3% of the provident fund sector (of which Leumi - 26.5% including the Bank's portion of "Kahal"), compared with 71.3% in 2004 (Leumi - 26.5% including its portion of "Kahal"). The private funds' share increased from 4.6% to 7.7% in 2005. The data on the sector are based upon data of the Ministry of Finance's Capital Market Department.

Leumi Gemel invests many resources in order to improve the asset portfolio it manages so as to contend in the competitive arena that focuses mainly on the yield rates that the various funds achieve.

In April 2005, amendments to the Income Tax (Rules for the Approval and Management of Provident Funds) Regulations entered into force, pursuant whereto the funds are required to revalue their assets each day and also to value their non-traded investments in accordance with their fair value. The implementation of the changes, primarily those relating to the daily calculation of profits, compelled the Leumi Group to make substantial investments in the computer systems.

Employees' Supplementary Training Funds

Two employees' supplementary training funds operate within the Group:

- Kahal Employees' Supplementary Training Fund Ltd. ("Kahal"), established in 1979, which is under the joint management of the Bank and Israel Discount Bank Ltd.
- Kahal Paths Supplementary Training Fund ("Kahal Paths") under the management of Kahal Management of Study Funds (1996) Ltd., a joint subsidiary of the Bank and Israel Discount Bank Ltd.

Kahal and Kahal Management of Study Funds (1996) Ltd. are jointly owned by the Bank (65%) and Israel Discount Bank Ltd. (35%) with each having 50% of voting rights.

Kahal Paths, which began operating during 1996, allows its members to adjust for themselves the asset composition of the monies invested by the fund by selecting a path or a number of paths and also enables them to change the path on a monthly basis.

The value of the assets of the employees' supplementary training funds amounted to some NIS 10.6 billion at the end of 2005, compared with some NIS 10 billion at the end of 2004, an increase of some 6%. The increase resulted from a positive real yield that compensated for the negative net accrual that amounted to some NIS 390 million.

The number of employers depositing in the supplementary training funds for their employees reached some 44 thousand; the number of accounts with the funds is some 375 thousand.

The Bank's income from the supplementary training funds' management fees amounted to some NIS 28.1 million in 2005, compared with some NIS 29.5 million in 2004.

Competition

The Kahal funds operate in a competitive market in which entities from a number of sectors operate, primarily: employees' supplementary training funds controlled by commercial banks, private funds and insurance companies.
At the end of 2005, the assets of the employees' supplementary training funds managed by the banks represented 45.6% of this market (Kahal – 14.8%). The competition is between all the entities in the market, including the other banks, however the competition with the private funds, which in 2005 constituted 12.0%, compared with 7.4% in 2004 is intensifying.
Kahal's funds are investing considerable resources in improving the asset portfolios they manage in order to contend in the competitive arena that focuses on the yield rates that the various funds achieve.

Following the reform of the capital market, the Bank has been preparing for the sale of its holdings in the supplementary training funds.

The Bank Leumi le-Israel Trust Co. Ltd.

This company, founded in 1939, provides a range of trust services which address the business and personal needs of the customers. In the capital market field, the company serves as trustee of issues of debenture and exchange traded certificates, as trustee for the allotment of options and shares to employees and interested parties, and also as a trustee of pledged shares. Other fields of activity in which the company engages: trusteeship of financial assets for Israeli and foreign residents, management of real estate assets (including buying and selling), escrow accounts – supervision of agreement implementation, safeguarding original source computer programs in trust, managing private and public funds, executing wills and administering estates and representation at general meetings of corporations.

The company's income for 2005 amounted to NIS 9.5 million, compared with some NIS 8.5 million in 2004. The company's net profit in 2005 amounted to NIS 3.5 million, compared with NIS 2.7 million in 2004.

Competition

The company's main competitors are the large accounting and law firms, some of the banks' trustee companies and additional bodies which provide trust services.

Customers

The Company provides services to a range of customers; to private customers, Israeli and overseas residents it provides services in the fields of financial asset management, real-estate management and the execution of wills and the management of estates. To business customers, companies and institutional bodies it provides services in the fields of trusteeship for the issue of bonds, options to employees, charges on shares and representation at companies' general meetings.

In the last two years there has been a significant increase in the scope of the company's activities in the field of trusteeship for issues of debentures and exchange traded certificates. During 2005 the company became trustee of additional public and private issues with a volume of some NIS 9 billion, compared with issues with a volume of some NIS 5 billion in 2004.

During the course of 2005, the Israel Securities Authority issued directives which mainly restrict trust companies that are associated with the banking groups from acting as trustees for debenture issues. This may restrict the company's ability to act as trustee for certain issues. The basis for these directives is the Authority's fear of conflicts of interest between the trustee and its parent company (the Bank) and other companies in the group. Thus for example, the company cannot serve as trustee for an issue of a company that has material obligations to the Bank, or where the proceeds of the issue are placed on deposit with the Bank.

Trust Business

In addition to The Bank Leumi le-Israel Trust Co. Ltd. mentioned above, a number of additional companies in the Group also engage in trust services, particularly Bank Leumi Switzerland, a subsidiary of Bank Leumi (UK) in the Island of Jersey and Bank Leumi USA.

These activities yielded the following income:

- Trusteeship for monies, securities, and real estate:	some NIS 11.1 million (NIS 10.3 million in 2004)
- Estate and property management:	some NIS 0.9 million (NIS 0.7 million in 2004)
- Agent for deposits and loans, share transfers, and management of investment accounts:	some NIS 16.9 million (NIS 14.9 million in 2004)
- Trustee for debenture holders and mutual funds:	some NIS 2.1 million (NIS 1.3 million in 2004).

Non-Banking Activities of Companies Included on the Equity Basis

The total investment of the Group in companies included on the equity basis totaled NIS 2,064 million as at 31 December 2005, compared with NIS 1,754 million as at 31 December 2004. The contribution to net operating profit of companies included on the equity basis totaled NIS 378 million in 2005, compared with NIS 410 million in 2004. See page 124 with regard to the sale of two non-banking companies.

Africa Israel Investments Ltd.

The Africa Israel Investments Group is active in residential property and real estate development, foreign real-estate, income producing assets, shopping malls, construction and infrastructure, tourism and recreation, energy, fashion, communications and media and BOT projects.

On 1 February 2006 the Board of Directors of the Bank authorized a transaction for the sale of the Bank's entire holdings in Africa Israel Investments Ltd., and a sale agreement was signed on 13 February 2006.

See page 124 above for further details.

Migdal Insurance and Financial Holdings Ltd.

Migdal Insurance and Financial Holdings Ltd. ("Migdal Holdings") is a holding company. The company holds full control of Migdal Insurance Co. Ltd. and Migdal Investment Management 2001 Ltd.

The Migdal Holdings Group's principal spheres of activity are the various types of life insurance, provident fund management, pension fund management, the various branches of general insurance and health insurance. The Group also engages in the management of various investments, including provision of financial services and managing financial assets for customers.

The Group is the largest in the life insurance sector in Israel and the fourth largest in the general insurance sector.

The net profit of Migdal Holdings totaled NIS 556 million in 2005, compared with NIS 534 million in 2004.

Total premiums in the Group came to NIS 6.1 billion in 2005, of which NIS 4.6 billion was from life insurance and NIS 1.5 billion was from general insurance, similar to premiums in 2004.

Shareholders' equity of Migdal Holdings totaled NIS 2,683 million as at 31 December 2005, compared with NIS 2,576 million at the end of 2004.

Total consolidated assets of the Migdal Holdings Group amounted to some NIS 50.8 billion as at 31 December 2005, of which some NIS 42.3 billion consisted of life insurance reserves and some NIS 4.2 billion consisted of general insurance reserves.

On 15 March 2006 the Bank sold 10% of the share capital of Migdal Holdings.

See page 124 for further details

See Note 18 P to the Financial Statements with regard to claims against Migdal and others.

See page 123 above with regard to the Bank's holdings in Migdal Holdings.

See page 30 above with regard to the reform in the capital market.

Israel Corporation Ltd.

Israel Corporation Ltd., controlled by the Ofer Group, is a holding company whose principal holdings are in the areas of chemicals (holding 53% of the shares of Israel Chemicals Ltd.), shipping (holding some 97.5% of Zim Integrated Shipping Services Ltd.), energy (holding some 26% of Oil Refineries Ltd.) and additional holdings.

The consolidated assets of Israel Corporation totaled some NIS 25.8 billion as at 31 December 2005, compared with some NIS 22.1 billion at the end of 2004.

Shareholders' equity totaled some NIS 5,410 million as at 31 December 2005, compared with some NIS 3,612 million at the end of 2004.

2005 ended with a profit of some NIS 1,601 million, compared with some NIS 1,376 million in 2004.

Exposure to Risk and Methods of Risk Management

General

The activity of the Bank within a wide range of financial activities involves taking risks, primarily credit risks and market risks, including liquidity risks. These risks are accompanied by operating risks and legal risks.

The work methods and procedures in the risk management sphere, in Israel and abroad, are examined and revised on an ongoing basis, having regard to the Bank's policy, to changes that occur in the business environment and to the directives and requirements of the Bank of Israel.

Risk management is effected in accordance with the Bank of Israel's Proper Banking Management Directive No. 339 in respect of the management and control of risks. The Members of Management responsible for risks are:

Dr E. Shapira	– Manager of Credit Risks
Mr Z. Nahari	– Manager of Market Risks
Mr I. Malach	– Manager of Operating Risks
Mr N. Bitterman	– Manager of Legal Risks.

Risk control is carried out by the Risk Management Control Department, which reports directly to the Chief Executive Officer. The control and supervision of risk management is carried out by management committees for the management of the various risks, as follows:

- The senior committee for Group risk management, headed by the Chief Executive Officer.
- Specialized committees, headed by the risk managers

In addition, business risk control officers have been appointed in all the divisions and subsidiaries.

1. Market Risk Exposure and Management

The business results, shareholders' equity, cash-flows and the value of the Bank may be adversely affected by market risks arising from volatility in interest rates, exchange rates, the CPI, security prices in Israel and abroad and other economic indices, that affect the value of the Bank's assets or liabilities.
Ongoing market risk management policies are intended to assist in achieving business goals by estimating the damage that can result from exposure to the said risks on the one hand, and the anticipated profit from managing the risks on the other hand. The management is based on forecasts and ongoing evaluations of developments in the capital and financial markets. The market risk management policy includes limits on the financial exposure. The limits are intended to reduce damage that may occur as a result of unexpected market changes. The system of limits defines the effect of exposure of the economic value, accounting profit and the liquidity situation to unexpected changes in interest rates, the CPI, exchange rates, etc.

The management of market risks at the Bank also includes the subsidiaries in Israel, with the exception of Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank") and Leumi & Co. Investment House Ltd., which have independent market risk policies and management, due to the different nature of their activity as compared with the Bank.

All the subsidiaries have established an independent policy for market risk management and frameworks for market risk exposures in a uniform format as set by the Bank, in addition to their own internal frameworks. These frameworks have been examined by the Bank's Manager of Market Risks and found to be reasonable.

Information regarding the position of the exposures according to the frameworks that have been determined is received from the subsidiaries once a month or upon request and is taken into account in the overview of the Group's exposures.

1.1 Basis Exposure

The basis exposure risk is expressed as the loss that can occur in consequence of changes in the CPI and exchange rates and arises from the difference between the value of the assets and liabilities, including the effect of futures transactions, in each of the linkage sectors.

It is the policy of Management to administer the risks arising from basis exposure in a controlled manner in the context of the limits set by the Board of Directors and to establish on an ongoing and up-to-date basis the extent of exposure in each linkage sector in accordance with economic forecasts of developments in the capital and financial markets, of inflation and the anticipated relative prices in the various sectors.

It is the policy of the Bank to avoid exposure to exchange rate risks among the various foreign currencies, except for short-term exposure between currencies, affected as part of trading activities within limits approved by the Board of Directors of the Bank.

The consolidated subsidiaries in Israel generally invest their available capital in debentures or deposits with banks in CPI-linked or unlinked shekels, in accordance with policy approved by their boards of directors.

The Bank's overseas subsidiaries generally maintain a balance between the assets and liabilities in the various currencies, and their available capital is invested in the local currency. The said subsidiaries adopt policies based upon resolutions of their local boards of directors, to manage basis exposures within limits as to amount and period.

1.1.1 Basis Exposure and Compliance with Limits

The basis exposure calculated in accordance with generally accepted financial principles is presented in Note 16 to the Financial Statements.
For the purpose of on-going management, certain changes are made which take into account the Bank's economic view of the basis risks. The principal changes are set out below:

- "non-accrual loans" in foreign currency are presented as an unlinked shekel asset, since they are not sensitive to volatility in the foreign currency exchange rates, while from an accounting view, they are a foreign-currency asset.

- "net deferred taxes to be received" – presented as a CPI-linked asset, as opposed to an unlinked asset, from an accounting approach.

- "the general and additional provisions for doubtful debts" – according to accounting rules, are deducted proportionately from the linkage sectors, while from an economic view, these provisions are an unlinked shekel quasi-capital obligation.

- "the adjustment to market value of debentures in the available for sale portfolio" – according to the accounting rules is deducted/added to the balance of the portfolio, according to linkage sector, while from the economic viewpoint, this provision is a quasi-capital item.

The exposure to basis risks is defined as a percentage of the exposed capital of the Bank. With the transition to nominal accounting, the capital was defined as an unlinked shekel source.
The exposed capital includes the shareholders' equity and certain reserves, less investments in subsidiaries and affiliates and fixed assets, with the addition of the investments in overseas subsidiaries that are financed from deposits in foreign currency.

The following table sets out the actual basis exposure compared with the limits set by the Board of Directors, as of 31 December 2005. The data is presented in NIS millions and in terms of a percentage (%) of the exposed capital.

	The Group		
	Maximum surplus (deficit)*	**Actual exposure* %**	**NIS millions**
Unlinked Israeli currency	50%-(100)%	(8.2)	(955)
CPI-linked Israeli currency	100%-(50)%	8.2	955
Foreign currency and foreign currency-linked	25%-(10)%	-	-

* Including the effect of embedded options

The spread of the investment of exposed capital between the various linkage sectors is determined on an on-going basis within the limits set out above, and on the basis of forecasts regarding relevant market variables. During 2005, 76.9% on average of the exposed capital was invested in the unlinked shekel sector and the balance was directed to the CPI-linked shekel sector. No substantial amounts were directed to the foreign currency (and foreign currency linked) sector.

The highest amount of exposed capital invested in the CPI-linked shekel sector was 38.2%, in January 2005, and the lowest was some 6.3% in December 2005. In the first quarter of 2006, an average of some 9.4% of the capital was directed to the CPI-linked sector.

The Group complied with all the basis exposure limits approved by the Board of Directors during 2005.

1.2. Interest Exposure

The exposure to changes in interest arises from the lack of symmetry between the interest payment dates and the interest adjustment dates of the assets and liabilities in all the sectors. For the purpose of managing interest risk, gap reports are examined, on the gap between the assets and liabilities in future periods, and comparisons are made of the terms of the assets, liabilities and capital in each sector. In addition, in each sector measurement of the interest exposure is carried out, relating to the potential erosion of the economic capital and the annual accounting profit in consequence of a parallel shift of the yield curve in each of the sectors by 1%.

The principal exposure is in the CPI-linked sector, due to the fact that in this sector most of the assets and liabilities are with fixed medium-or-long term interest.
In the unlinked shekel sector the interest exposure is relatively low, since the majority of the assets and liabilities are short term and/or with floating interest.
In the foreign currency (including foreign currency-linked) sector, the exposure is also relatively low since:

- most of the activity is on the basis of floating interest. The matching of assets and liabilities is done according to the interest adjustment dates.
- the existence of varied financial instruments in the international markets facilitate the minimization of the exposure in this sector.
- the volume of the non-monetary assets at the overseas subsidiaries does not have a material effect on the interest exposure.

Floating Interest

As mentioned above, a significant part of the financial assets and liabilities carry floating interest.

- In the CPI-linked sector, activity in floating interest is relatively minor. The interest on loans usually changes once a year and relates to the average weighted rate of interest on free loans out of the bank's means, that were provided or renewed by the mortgage banks, as published twice a month by the Bank of Israel, and which stood at 4.43% at the end of 2005.
- In the unlinked shekel segment, there is extensive activity in prime-based floating interest. The prime interest rate is the base interest charged on current account overdraft balances. A significant amount of

deposits in this segment also carry prime-related interest. Prime interest is set periodically by the Bank. Prime interest has been varied over the last few years soon after changes in the Bank of Israel's declared monetary interest. Prime interest has been 1.5% higher than the monetary interest rate over the last few years. The prime interest rate at the end of 2005 was 6.0%.

- In the foreign currency segment, a large portion of activities is based in the LIBOR (London Interbank Offered Rate) which changes usually every three to six months. The LIBOR is the interest rate in the interbank market in London on interbank deposits for the relevant period, published every day at 11:00 am (London time) by the Reuters news service. At the end of 2005, the LIBOR dollar rates for 3 and 6 months was 4.53% and 4.69% respectively.

1.2.1 Interest Exposure and Compliance with Limits

The following table sets out the exposure to interest in the Group, calculated according to accounting rules. For detailed data on interest exposure, see Exhibit D to the Management Review.

	31 December 2005			31 December 2004		
	Unlinked	**CPI-linked**	**Foreign Currency and Foreign Currency Linked**	Unlinked	CPI-linked	Foreign currency and Foreign Currency Linked
Avg. duration in years:						
Avg. duration of assets (1)	**0.41**	**4.06**	**0.59**	0.46	3.94	0.64
Avg. duration of liabilities (1)	**0.33**	**3.78**	**0.53**	0.34	3.56	0.63
Difference in avg. duration	**0.08**	**0.28**	**0.06**	0.12	0.38	0.01
Difference in rate of internal return (%)	**2.00**	**0.68**	**0.59**	2.01	0.71	1.55

(1) Excluding forward transactions and options.

The average duration of liabilities in the CPI-linked sector is calculated after taking into account estimates of early repayment of savings schemes and withdrawals at exit points, on the basis of a model which estimates the anticipated early repayment on the basis of the behaviour of the savers over the previous six months. The average duration of liabilities according to the original cash-flow of the savings schemes is higher and reaches 3.81 years, with the internal return difference being some 0.63%.

The data set out above does not take into account early repayments of CPI-linked mortgages.
However, for the on-going management purposes an estimate of the early repayments of such mortgages is taken into account. This is done through a statistical model which produces the general long-term trend of early repayments. The trend data is updated in periods of high fluctuation, especially with regard to actual early repayment rates. The average duration of assets at the end of 2005 according to the cash-flow, taking early repayments into account, is lower and reaches 3.81 years, with a higher internal return difference which reaches 0.73%.

Current account balances are presented in Exhibit D pursuant to directives of the Bank of Israel, as demand deposits of up to one month. However, for the purposes of interest exposure, a certain rate of shekel and foreign currency current account balances is spread over a repayment period of one to ten years, such being in accordance with behavioral assumptions which are updated on an ongoing basis. On the above assumptions the average duration of liabilities is greater and reaches 0.50 years in unlinked shekels and 0.62 years in foreign currency, and the difference in the rate of internal return will reach 3.75% and 1.09% respectively.

Actual interest exposure is managed on the basis of economic exposures and based on various behavioral assumptions regarding payment dates of the assets and liabilities, as mentioned.

With a view to limiting interest risk, the Board of Directors of the Bank and the boards of directors of the local and overseas subsidiaries approved limits on maximum potential erosion of the economic capital and accounting profit as a result of changes in interest rates.

The following table sets out the limits on interest exposure and actual exposure as at 31 December 2005, in NIS millions:

	Potential erosion of economic value		Potential erosion of annual profit*	
Effect of a change of 1% in the yield curve on:	Limit	Actual exposure	Limit	Actual exposure
Group level	1,000	420	500	156

* The maximum erosion in the annual profit in each of the next three years.

In 2005, the Group carried out a dynamic management policy of exposure to market risks, including interest risks. This was against the background of the trend of decreasing returns up until September, and the reversal of the trend in the fourth quarter of the year.

The exposure to potential erosion of the economic value of the capital as a result of changes in interest rates decreased from NIS 575 million at the beginning of 2005 to NIS 420 million at the end of the year, and the exposure to potential erosion of accounting profit increased from NIS 88 million to NIS 156 million.

During 2005, the maximum exposure in the economic value of the capital to changes in interest rates was recorded in March and amounted to some NIS 563 million, and the maximum exposure of accounting profit was recorded in October and amounted to some NIS 157 million. The minimum exposure was recorded in October and August respectively and amounted to some NIS 325 million and NIS 93 million respectively.

During 2005, the Group complied with all the interest exposure limits set by the Board of Directors.

In addition to the aforesaid, monitoring and reporting is carried out of potential interest exposure which arises from the Bank's liabilities for future pension and severance payments to active employees who have yet to retire, since employees are entitled to choose between two tracks – receipt of severance pay and provident fund savings or receipt of pension. Taking this exposure into consideration, in December 2005 the potential interest exposure of the economic value at the Group level decreases from NIS 420 million to NIS 395 million, and the potential erosion of the accounting profit increases from NIS 156 million to NIS 247 million.

1.3 Value at Risk (VAR)

The Bank manages the exposure to market risks by various means, as mentioned above, including by means of a statistical model – VAR, as required by the Bank of Israel. The VAR, which provides a measure of the potential loss resulting from market risk, is calculated on all the balance sheet and off-balance sheet positions, and not solely on the positions in the trading portfolios.

VAR measures the maximum expected potential damage (the expected decrease in the present value of the assets less the liabilities) to the current portfolio structure over a given future time period, at a given confidence level, as a result of possible changes in market prices. The VAR is calculated once a month at Group level, and more frequently at the Bank level and for the trading portfolios.

VAR is calculated according to the parametric model which is based on the historical behavior of the various market risk factors in the period (year) prior to the calculation and on the assumption that the distribution of changes in the parameters is normal. As with any model, the VAR has a number of weaknesses. The model assumes that the statistical structure of changes in prices in the capital market gives an indication of future behaviour of these prices. In particular and in addition, there exists an assumption in the parametric VAR model of multivariate normal distribution of the changes in risk factors. This measurement, by definition, ignores possible losses over and above the given significance level (the distribution tail). Examination of stress scenarios provides the lacking perspective.

In order to test the validity of the VAR model, the Bank performs daily backtesting by comparing the actual difference in the fair value of the Bank with the VAR change estimated by the model. The tests performed thus far confirm the validity of the model.

The Bank also periodically calculates the VAR using historical simulation, and examines any difference between the two calculation methods. VAR using the historical simulation method enables risk measurement without reliance on a specific underlying distribution structure.

The VAR of the option book in the trading portfolio is examined using both the parametric and Monte Carlo simulation method (this method is used to test the non-linear risk components). The differences observed between the two methods are not significant.

The following table sets out the limits and risk in VAR terms (parametric VAR), at a confidence level of 99% and for a two week position holding period in NIS millions:

	Limit	31 December 2005	Average 2005	31 December 2004	Average 2004
Total at Group level	500	148	115	136*	160
Total at Group level on mark-to-market portfolios	300	37	33	36	53

* Amended in light of the change made to the VAR model during 2005

During 2005, the maximum VAR was observed in December and amounted to NIS 148 million, while the minimum was observed in July and amounted to NIS 100 million. The increase in risk in VAR terms during 2005 is due to an increase in interest rates and volatility, an increase which was partially offset by the change in the mix of assets and liabilities of the Bank and the Group.
During 2005, no significant change in the risk measured in VAR terms was observed for the mark-to-market portfolio.

1.3.1 The Board of Directors' Limits for Stress Scenarios

The global and domestic markets are subject to shocks from time to time, which manifest themselves in specially high volatility of the parameters, deviating from normal historical behaviour. The VAR does not provide information about losses that may occur in extreme market conditions and exceeding the predetermined confidence level. Thus, in addition to the VAR measurement, risk is also measured in stress scenarios.

In addition to the limits detailed above regarding basis and interest exposures and VAR, the Board of Directors also set limits for the maximum potential loss in the event of the realization of a stress scenario. The scenario is defined as the result of extreme changes that occur simultaneously in the principal parameters of market risk (mainly changes in inflation, exchange rates and interest rates).

A team led by Mr. Dov Gilboa, a member of the Management of the Bank and the Chief Derivatives Officer, and including the Head of Risk Management Control, is responsible for periodic definition and update of stress scenarios.

The limit determines that the decrease in economic value of shareholders' equity resulting from stress scenarios shall not exceed NIS 2 billion, after taxes. During 2005, the Bank complied with this limit.

1.4. Liquidity Risk

Liquidity is determined as the ability of the corporation to finance increases in assets and comply with its liability payments. The ability to comply with liquidity risk involves uncertainty regarding the possibility of raising sources and/or realizing assets in an unexpected manner within a short period, without causing a significant loss.

The Bank implements an overall liquidity risk management policy in Israeli and foreign currency (including foreign currency linked), pursuant to the directives of the Bank of Israel. The purpose of the policy is to support the achievement of business goals while evaluating and limiting losses that may arise from exposure to liquidity risks.

The Bank maintains ongoing monitoring over the liquidity position and liquidity risk indices. Liquidity risk is measured and managed through an internal model whose purpose is to evaluate and monitor the liquid means at the Bank's disposal, in various scenarios, as follows:

- a normal scenario assuming the ordinary course of business, and ensuring that the Bank is able to finance an increase in assets and that it has sufficient sources to pay all its obligations, without the need for exceptional expenses or losses in this connection.
- a statistical scenario relating to an exceptional situation in the normal operating conditions which estimates at the desired assurance level the maximum possible decline in the liquidity level for a given period on the basis of some 300 historical observations in Israeli currency and some 250 in foreign currency.
- two extreme scenarios, assuring the continuation of the activities of the Bank at reasonable costs during a bridging period of a month when stress conditions prevail, as follows:
- a system stress scenario, arising from a negative external event, such as a failure in the capital market or the entire banking system, which will affect Leumi.
- A stress scenario at Leumi, arising from a negative internal event occurring at Leumi only, such as a employee strike, the lowering of the credit rating of the Bank, an embezzlement or fraud of a significant size, and so on.

The liquidity position is examined in each of the scenarios by means of:
- the liquidity gap between total liquid assets and total liquid liabilities according to payment period. The liquidity gap is examined mainly over the short term for each of the periods: one day, up to one week, up to one month, since the main liquidity problem is bridging in the short term.
- the ratio between total liquid assets and total liquid liabilities according to payment period. The liquidity ratio is also examined for the above periods.

The liquidity management policy at the Group level is based on the following principals:
- each subsidiary in Israel and overseas is responsible for the formulation and maintenance of an independent liquidity management policy, while maintaining strict compliance with obligatory directives of the relevant regulatory authorities.
- the subsidiaries are able to rely, amongst other sources, on the use of credit lines from Bank Leumi, subject to mutual advance matching, and subject to regulatory limits.

The following are the principal regulatory limitations on the transfer of liquidity means between Group companies in Israel and overseas:
- the Bank of Israel does not limit the making of deposits by the Bank with Group subsidiaries in Israel and overseas. There are limits on the investment of capital by the Bank in overseas companies.
- the directives of the authorities in the USA limit any kind of exposure of banks in the USA to associated companies, to a maximum rate of 10% of the capital of the bank in the USA, and to a maximum rate of 20% of the capital of the group to which the bank in the USA belongs.
- the directives in the UK limit the making of deposits with any Group company and with all Group companies combined, to a maximum rate of 25% of the capital of the bank in the UK.
- the directives in Switzerland require the deduction from capital of deposits in amounts greater that 25% of the capital of the bank in Switzerland.

As a part of its planning for an extreme scenario, an emergency plan has been prepared, including the strategy for managing a liquidity crisis, including the appointment of a management team, responsible for dealing with the crisis and defining the procedures and steps required to deal therewith, including the production of sources as speedily as possible in time of crisis.

As well as the model described above, Leumi operates an additional measurement system for early warning of exceptional and unexpected developments in liquidity risk, as follows:

- as part of the on-going management of liquidity in Israeli currency and foreign currency, forecasts are made of the daily liquidity situation, through the Bank's existing information systems. At the end of each business day, the gap between the forecast liquidity and the actual liquidity is measured. The spread of the gap is used for updating the model and for improving the quality of the forecasting of the liquidity situation.
- in the foreign currency sector, because of the high level of liquidity risk compared with Israeli currency, additional monitoring is carried out of the rate of long-term assets financed by short-term liabilities, the "long/short" ratio.

1.4.1 Liquidity and Compliance with Limits

As required by the Bank of Israel's Directive No. 342, the Board of Directors' has approved the policy for managing liquidity risks and determined limits, with effect from the beginning of 2005, as follows: the liquidity ratio must be higher than 1 and the liquidity gap must be higher than zero in each of the scenarios (as detailed in paragraph 1.4) during the planned periods of one day, one week and one month.

The following table sets out the liquidity gap and liquidity ratio in Israeli currency and foreign currency, in each of the three types of scenario mentioned above, for the repayment period of one month, as at 31 December 2005:

Scenario/period	Israeli currency for one month		Foreign currency for one month	
	Gap in NIS millions	**Ratio in %**	**Gap in NIS millions**	**Ratio in %**
Ordinary	20,366	14.8	25,698	18.9
Statistical	15,821	3.6	23,772	8.1
Stress at Leumi	8,965	1.4	15,515	1.9
Stress in the system	11,258	2.0	13,563	2.0

During 2005 a positive contribution was made to the liquidity position as a result of a number of significant developments:
Liquidity in shekels increased as a result of issues of subordinated notes and debentures, and the raising of subordinated and ordinary deposits in a total of some NIS 6.8 billion for periods of between 3 and 15 years; liquidity in foreign currency increased as a result of the issue of subordinated notes in the amount of US$112 million for a period of 7 years, and a decrease in the amount of US$ 1 billion in the balance of loans to the public.

1.5. Derivatives

The Board of Directors of the Bank sets the policy for market-making and trading in derivatives, the extent of activity and the range of derivatives which are allowed for use. The Bank's transactions in derivatives are carried out with banking corporations, members of the Tel Aviv Stock Exchange and foreign brokers, who are obligated to meet requirements for capital adequacy or for a level of collateral, as well as with customers of the Bank who are obliged to provide collateral in accordance with Bank guidelines.

The trading rooms are intended for commercial activities with customers and hedging risks, in the context of the management of market risks. The activities are conducted within the context of the specific limits that the Board of Directors has approved for activities in derivatives.
The foreign currency trading room trades a wide range of financial instruments, including vanilla options and complex options, namely: options on the average exercise price, knock in and knock out options. In 2006, the Board of Directors of the Bank approved the commencement of trading in more advanced options, such as: binary options, reverse knock in, reverse knock out and barrier options. This was together with the planned launching of a computerized system assigned to the management of these kinds of instruments.

The multiplicity of products, the extent of activity and its decentralization among various units of the Bank necessitate specialization and coordination among the various bodies. Therefore, Mr. D. Gilboa, a member of Management, has been appointed as Chief Derivatives Officer, professionally responsible for all derivatives activity for customers and supervision of this field at the Bank.

The following table sets out a summary of transactions as at 31 December 2005, as compared with the previous year (par value in NIS millions):

	31 December 2005	31 December 2004
Hedging transactions	**11,338**	12,440
ALM and other transactions:		
Interest contracts	**67,208**	72,131
Currency contracts	**143,673**	135,531
Contracts in shares, share indices and commodities	**32,382**	28,442
Total	**254,601**	248,544

For details regarding accountancy policies for recording of balances, income and expenses of these instruments, see Note 1K – Significant Accounting Policies - in the Financial Statements.

In 2005 the net expense from ALM and other derivatives transactions amounted to some NIS 581 million, as compared with income of some NIS 854 million in 2004, including exchange rate differentials.

For further details see Exhibit C to the Management Review and Note 20 to the Financial Statements.

Accounting Aspects - The Bank of Israel determined directives for reporting to the public as to the treatment of derivatives based on the application of FASB 133 and 138.
The directives determine accounting and reporting rules for derivatives, including rules in respect of derivatives embedded in other contracts. The directive requires recognition of all derivatives as an asset or liability in the balance sheet and their measurement according to fair value. At the same time, it dictates the conditions under which it is possible to designate a derivative for hedging a balance sheet asset or liability.

According to instructions of the Bank of Israel, a transaction is recognized as a hedging transaction only if there is an specific asset defined as meeting the strict compliance tests, Thus, most of transactions are not defined as hedging transactions, but rather "other" transactions, despite the fact that a portion of them are intended to neutralize financial risks embedded in the overall balance-sheet activities of the Group.

As opposed to the above accounting treatment, i.e. reporting of "other" transactions in fair value terms, the balance sheet activity actually covered by derivatives is not reported according to fair value. The income and expenses from these balance sheet items are credited to the statement of profit and loss on an accrual basis. Therefore there is no accounting matching between the manner of recording of the income and expenses in respect of derivative transactions, and between the balance sheet items actually covered.

Structured Products – During 2005 the activity in structured products, deposits and debentures, continued, allowing the customer the chance of a high yield compared with standard, non-structured products, against taking the risk of losing bank interest. This is usually with no risk to the capital deposited. The return of the products is conditional on certain parameters, such as a pre-defined range of exchange rate or interest rate changes, participation in the increase in a shares index or a basket of shares. The Bank's exposure to market risks from these activities is very small since a policy of management, control and full and specific hedging is adopted for the exposures arising from structured products through the use of derivatives or assets matched back to back with the Bank's liabilities.

Activity in the *Maof* Market – The Bank operates in the *Maof* (financial futures) market with respect to the share indices on behalf of its customers only. With respect to options on the shekel/dollar and shekel/euro

exchange rates, the Bank operates in the *Maof* market both for its customers and on its own behalf, while maintaining collateral in accordance with Tel Aviv Stock Exchange requirements.

Credit Risks from Financial Products – Selected customers are permitted by the Bank to trade on credit in the *Maof* market in a portfolio consisting of shares and options on the Tel Aviv 25 index and the bank shares index or options on the shekel/dollar and shekel/euro rates, in portfolios made up of assets and liabilities in shekels and dollars, with close continuous review of the risk in the portfolios in relation to the collateral and to the approved credit lines, calculated on the basis of the requirements of the Tel Aviv Stock Exchange and the credit policy determined by the Bank's Board of Directors.

Shekel-based derivatives have a low level of trade compared with the foreign currency market, and the activity is carried out by only a few banks in Israel. Leumi is one of the banks active in this area, and it makes markets for most shekel-based derivative products.

The dealing rooms provide immediate services both directly to customers active in derivatives, as well as to branches of the Bank that work with customers who are not connected to the dealing room.

Aside from the dealing room for customers, there is a dealing room for transactions on the Bank's own account (nostro), responsible for the management of positions in accordance with the specific limits approved by the Board of Directors regarding the management of the various derivative portfolios.

Both the basis and interest exposure created as a result of this activity is included in the limits approved by the Board of Directors for basis and interest exposure.

1.5.1 Limits on Activities in Derivatives

The limits on basis and interest exposure, as well as actual exposures, also take into account the exposures stemming from derivative activity.
Concerning derivative activity of the forwards, swaps, futures, IRS and similar varieties, additional special limits have not been established with respect to basis and interest exposure, since the economic value of these instruments is sensitive to basis and interest changes in a manner similar to regular financial instruments.

Additional special limits in respect of option activity have been established, since their economic value is especially sensitive to basis and interest changes and in particular to the volatility (standard deviation) of the underlying assets. Here follow the principal limits laid down for option operations:

- a limit on the possible potential exposure in consequence of a material change in the shekel/dollar exchange rate and its volatility.
- limits on the maximum permitted exposure in activity in shekel/foreign currency and foreign currency/foreign currency options.

The limits relate to the maximum permitted erosion in the value of the option portfolio managed in the dealing room in consequence of changes in the following parameters: in the price of the underlying asset (delta and gamma limits), in the volatility of the underlying asset, (vega limit) in interest (rho limit) and in consequence of a change in business date (effect of shortening the option period, the theta limit).

Further, limits were determined for extreme scenarios of changes in the exchange rates and in volatility, and for 2005, an obligation to report to the Board of Directors accumulated losses of US$ 2.5 million and above.

During 2005, all derivative transactions were within the limits that had been set.

1.6 Performance of the Policy and Control of Market Risk Management

Market risk management policy is discussed, formulated and controlled through the market risk management committee (ALCO) headed by the Manager of Market Risks, with the participation of senior Bank officials involved in asset and liability management.

The policy that is formulated in the said committee is discussed and controlled through the senior committee for risk management, headed by the Chief Executive Officer, with the participation of all the risk managers (credit, market, operating and legal) and the Head of the Risk Management Control Department. The policy approved by the senior committee is brought before the Board of Directors for discussion and approval. The Board of Directors also determines the limits on the various types of exposures. Any change in policy is also brought to the Board of Directors for approval.

The exposures to market risks, the frameworks and limits set for them and the authorities for managing them are summarized in a document called "Risk Management Control", as required by the Bank of Israel's Proper Banking Management Directive No. 339. This document includes the report on market risk at the Bank and the Group, methods for measuring risks and reporting on limits and the compliance therewith, and at least once a quarter, the document is distributed to the Board of Directors, for discussion and reports on the limits and exposure policy.

The basis exposure and interest exposure situation is outlined above from page 159 of this Report and in Note 16 to the Financial Statements.
The exposure situation, including for market risks, is examined and discussed on a weekly basis in the "management committee for current issues", headed by the Chief Executive Officer, and in her absence, headed by the Manager of Market Risks. The Manager of Market Risks has full authority to take action to increase, reduce or open a new exposure under the terms of the limits set by the Board of Directors and the management committee for current issues. Any new activity in derivatives that varies significantly from the existing instruments is brought for the approval of the Board of Directors. The Manager of Market Risks also has the authority to take immediate action in response to exceptional developments in the various markets, provided that that the action does not result in a breach of the limits set by the Board of Directors.

The Manager of Market Risks reports to the management committee for current issues headed by the Chief Executive Officer on a monthly basis on the exposure situation and compliance with the policy and resolutions of the Board of Directors, and every month to six weeks, the Chief Executive Officer reports to the Board of Directors in the Chief Executive Officer's report.

The Head of the Risk Management Control Department, who reports directly to the Chief Executive Officer, examines compliance with the limits set by the Board of Directors and the Management of the Bank and reports thereon in the Risk Management Control document. The level of exposure to market risks on a VAR basis as well as the possible damage to the Bank's capital in stress scenarios are reported to the Chief Executive Officer and the Manager of Market Risks, and to the Board of Directors in the Chief Executive Officer's report.

Each quarter, the Board of Directors holds a detailed discussion on the market risk exposure policy and it also receives a report on the situation of compliance with the limits at the Group level. The report also includes data on the exposure situation in VAR terms at the Bank and the Group and also on the damage that the Bank may sustain in stress scenarios.

At the time of approval of the quarterly and annual financial statements, the Manager of Market Risks reports to the Board of Directors on compliance with the limits that have been determined.

In 2005, there were no deviations from any of the limits set for the management of the various market and liquidity exposures.

2. Operating Risks

The activities of the Bank, as a financial intermediary, include operating risks. In accordance with risk management policy, the Bank must identify these risks, assess the damage that may be caused by their occurence and act to minimize the risk of their occurrence and the resulting damage.

An operating risk is defined as "the risk of loss as a result of defective data processing methods, human errors or absence of appropriate internal check and control procedures".

The operating risks are managed in the following ways:

A. A policy document at Group level was prepared, which delineates the systems, the organizational frameworks and the administrative functions that operate in order to minimize operating risks in the Group.

B. An inbuilt process of mapping operating risks in the units of the Bank and the subsidiaries was carried out. A uniform process for mapping the risks was defined, including a definition of the manner of the risk management and recommended systems (if required) for minimizing the risk.

C. Working procedures have been prepared detailing the following:
   - the control procedures required for minimizing the risks.
   - the system of risk analysis in IT system development projects/prototypes.
   - the manner of integrating the risk managers in the process of developing automated systems.
   - the actions required for minimizing risks in the systems that operate in the Internet environment.
   - the actions required for minimizing risks during a product's life-cycle.

D. A system was developed for the management of the operating risks that had been identified in the organization and for the management of high operating risk events that occured in the organization and/or outside it.
   The automated systems support the monitoring process required for implementing the controls - automated and administrative - which it was decided to implement in the organization in the respect of failures.
   The administrative data-base which was set up enables the analysis and study of what occurs in the organization in the light of the various causes of failure.

E. A forum is convened once a quarter, attended by representatives of all the divisions. Failures that have occurred within the Bank, the subsidiaries and/or other financial entities are discussed at the meetings in order to determine modes of action to minimize the chances of the failures recurring.

F. As a result of the learning processes regarding failures and the risk surveys that are carried out, automated controls are integrated into the operational systems, work procedures are changed, administrative information is added that assists managers in the control process and a product was developed for minimizing damage from check forgeries ("Positive Pay").

G. The Bank is preparing itself for recovery in the event of disaster and the continuation of its business activity. The operation is comprised of three layers:
   - technological infrastructure;
   - plans of action and procedures;
   - carrying out exercises.

   The operation is coordinated by a business continuity management team.

3. Compliance

A compliance department began operating in the Group, pursuant to the requirements of the authorities, in 2001. The Compliance Officer heads the compliance department which is also responsible for implementation of the Prohibition of Money Laundering Law, 2000 and the Prohibition of Terror Financing Law, 2005.

The complexity and development of banking activity oblige the Bank to exercise extra care to comply with all the obligations of a banking corporation in its relations with its customers under primary legislation, regulations, permits and directives of the Bank of Israel.

Proper Banking Management Directive No. 308 requires the Bank to enforce the consumer directives, that is, directives of the law and authorities governing relations between the Bank and its customers. In accordance with the Directive, an infrastructure review was carried out under which the consumer directives and the risks

of the occurrence of an event which deviates from the directives were mapped, together with the definition of controls for their prevention.
In 2005 extensive action was taken at the Bank for the training of employees and assimilation of consumer directives. The Bank determined that the subject of compliance is of supreme importance and that the status and activities of the compliance department will be upgraded.

A committee was appointed in the Bank whose role is to formulate a plan for the operation of the compliance department and compliance officers in the Group, and the adaptation to international standards and the Basel requirements, including *inter alia* the mapping and prioritization of additional laws, regulations and permits relevant to the working of the Bank over and above the requirements of Directive 308, the determination of work processes, and the adoption of controls, guidelines and training.

4. Prohibition on Money Laundering and Financing Terror

During 2005, the Bank continued activities required for the implementation of the directives of the law regarding the prohibition on money laundering, including: actions for improving data and blocking of accounts, distribution of publications to various units, developments and improvements to computer systems.
As part of the Bank's preparations for the amendment to Proper Banking Management Directive 411 regarding "prevention of money laundering, customer identification and record keeping", the Bank's policy regarding the prohibition on money laundering and financing terror was approved by the Management and Board of Directors in March 2005.
The compliance department is in contact with the Bank's overseas subsidiaries for the purpose of examining their preparedness to implement the prohibition on money laundering and financing terror matters.
Various training steps have been taken, including updating the prohibition on money laundering tutorial and accompanying test that employees are required to pass. The training and assimilation steps undertaken have led to an increase in awareness of the issue which in turn led to a significant increase in the number of quality reports being sent to the prohibition on money laundering center.
On 1 August 2005, the Prohibition on Financing Terror Law, 2005 (the "law") came into effect.
The law has importance both for determining offences related to financing terror and for providing administrative and judicial tools for improving the ability to fight a war on terror.
The new offences determined in the law are: the prohibition of an action involving property for the purposes of terror and the prohibition of an action involving terror property. In addition, the law determines, *inter alia,* that anyone requested to make use of property during the course of his business activities or the carrying-out of his duties, and who had a reasonable suspicion that the property was terror property, or that the action might allow, promote or finance an act of terror, or if the said suspicion arose while executing the action or within 6 months of the said time – will report such to the Israeli Police. The reporting obligation of the banks in these cases is to the prohibition on money laundering authority. Should a report not be made, such omission constitutes an offence pursuant to the law.
The law contains additional provisions, including: the declaration of a foreign person and foreign organization as active in terror or a terror group; confiscation of property following criminal conviction and civil proceedings; provisional measures; administrative seizure of terror property in certain cases and more. The law foresees the declaration of people and bodies as "active in terror" or a "terror organization". Such people or organizations will be added to the list of organizations declared to be terror organizations pursuant to the Prevention of Terror Ordinance, 1948 and the Defense Regulations (Emergency Regulations), 1945 (the "list").
The law includes certain amendments to the Prohibition on Money Laundering Law, 2000. Further, the Bank of Israel has adapted the Proper Banking Management Directive which deals with the prohibition on money laundering to the provisions of the law.
For the purposes of the Bank's preparations for compliance with the provisions of the law, an intelligent phonetic program was purchased that interfaces with the various automated systems at the Bank and through which the parties to a transaction carried out at the Bank are checked against the list, a detailed guideline has been distributed and the matter included in all the training undertaken regarding the prohibition on money laundering. It should be noted that an amendment to the secondary legislation is planned, that will define and determine in a detailed manner the kinds of banking transactions to which the provisions of the Prohibition on Financing Terror Law apply.
Only when all the necessary secondary legislation has been completed will it be possible to complete the Bank's preparations for complying with the provisions of the law.

5. Legal Risks

The Bank of Israel defines legal risk as the risk of loss as a result of the inability to legally enforce the performance of an agreement.

Legal risks dealt with by the Bank, under the program that has been prepared, as detailed below, include risks deriving from legislation, regulations, case law and regulators' directives, risks deriving from operations not backed by satisfactory agreements or without legal advice and risks deriving from legal proceedings. The purpose of the program is to minimize these risks and manage them.

A program for managing legal risks in the Bank is being implemented. The program includes a policy document and interfaces between the Legal Division and the Bank's various units With regard to subsidiaries in Israel and overseas, a separate policy document has been prepared, and each company has been requested to prepare a legal risk management document appropriate to its activities, in accordance with the instructions in the said policy document.

The program lays emphasis on:

- identification of sources of material legal risks and dealing with them, while appointing a person responsible for carrying out the instructions;
- preparation of appropriate agreements, instructions and guidelines;
- legal opinions on the consequences of statutory provisions (including legal decisions) and regulators' directives and their implications for the Bank's work and conclusion drawing with regard to various matters;

6. Fair Value

In accordance with the directives of the Bank of Israel, the fair value of all financial instruments, *i.e.* all the monetary assets and liabilities of the Bank and of its subsidiaries, is presented in Note 18D to the Financial Statements. The fair value of a financial instrument is defined as the price paid by a buyer to a seller in an arm's length transaction.

When there is an active market, the market price constitutes the fair value. Market prices do not exist for a significant part of the financial instruments of the Bank and its subsidiaries. In the absence of a market price, the fair value is an estimate based on the present value of the cash-flow as detailed in Note 18D.
The fair value estimates are based on the conditions existing on the date of the Financial Statements and do not necessarily represent future fair value.
The calculation of fair value is based to a high degree on subjective valuation. Accordingly, great care should be exercised in using this information since it does not indicate the economic value of the Bank and its subsidiaries and also cannot be used for comparison between the various banks.

It should be noted that the data relating to fair value does not take into account the effect of taxes in the event that there is a positive or negative difference between the fair value and the book value of assets and/or liabilities presented on an accrual basis. The data appearing in Note 18D to the Financial Statements show that the fair value of the monetary assets was NIS 1,349 million higher than the balance sheet value (in 2004, NIS 901 million higher), while the fair value of monetary liabilities was NIS 1,287 million higher than the balance sheet value (in 2004, NIS 1,541 million higher.) The difference mainly arises because the assets in the balance sheet already include adjustments to fair value of securities in the "available for sale" and trading portfolios in the sum of some NIS 215 million, as against NIS 543 million at the end of 2004.

The change in the fair value of the monetary assets and liabilities above their value in the 2005 Financial Statements stems mainly from the decline in interest rates in the economy and primarily in the unlinked shekel sector, similar to the decline in 2004.

7. Credit Risk Exposure and Management

7.1 The Bank

The credit policy of the Bank is based on the spreading of risks and their supervised management. This is effected through the spread of the Bank's credit portfolio among the various sectors of the economy and a large number of borrowers. The determination of the policy regarding the market segments managed at specialized subsidiaries of the Bank in Israel and overseas is carried out by the management of these companies, except in certain areas where there exists Group-wide policy.

Occupying a central role in financing the Israeli economy, the Bank adopts a strategy of involvement in the principal activity sectors of the economy and provides credit to the different types of manufacturing and commercial sectors, to the diverse public sector, to private individuals and to households.
The Bank carries out periodic analyses of the different branches of the economy and its sectors, on the basis of which the appropriate credit policy for each branch is defined.
Within the context of the credit policy of the Bank in Israel, principles and rules have been established according to which the credit portfolio of the Bank is granted, managed and supervised in order to improve its quality and reduce the risk inherent in its management. These principles and rules relate both to the individual customer and to the level of branches of the economy and business sectors. The Bank's Board of Directors has approved the Bank's credit and collateral policy, including limits relating to the different branches of the economy and other business limits.

In accordance with the Bank of Israel's Proper Banking Management Directive No. 313, the total exposure to each "group of borrowers" will not exceed 30% of the banking corporation's capital, while the total exposure to the "six largest groups of borrowers" will not exceed 135% of the banking corporation's capital. The Bank of Israel allows the banks the option of choosing an alternative exposure policy, under which the total exposure to a group of borrowers will not exceed 25% of the bank's capital while the total exposure of the six largest groups of borrowers will not exceed 150% of the bank's capital. At this stage, the Board of Directors of the Bank has resolved not to adopt the alternative exposure policy.

As of 31 December 2005, the Bank was in compliance with the requirements of Proper Banking Management Directive No. 313 regarding groups of borrowers and the six largest borrowers. The rate of exposure to the six largest borrowers stood at 118.0% of the capital as at 31 December 2005.

Economic growth in Israel is affected to a large extent by the characteristics moderating the rate of world growth in 2005. While the positive trend in the economy in 2004 was led by export, since 2005 there have been signs of a trend of reduction in the domination of exports, particularly industrial exports, together with a slowdown in export of Israeli merchandise and a more moderate rate of import of merchandise and services. The sources of growth in the economy are based to a larger extent on the demands of the local market with regard to various branches of the economy, including for example the tourism sector. All this is against the background of a series of developments specific to Israel which led to improved macroeconomic conditions: the reduction of tax rates, the recovery of the employment market, the positive effect of the movement of capital entering Israel on the capital market and the stabilization of exchange rates, as well as the decrease of real interest rates and an improvement in the security situation.
The exposure of the Israeli market to worldwide economic and financial risk, geopolitical uncertainty particularly following the implementation of the disengagement program, and the question of the continued stability of the security situation are factors that will determine the rate of stabilization of economic activity, the degree of improvement in the tourism and hotel situation, the recovery of foreign investments and the continued positive trend in certain technological fields, mainly the fields of electronic components, software and computer services.

Against the background of the slowdown in the economy in previous years, many sectors were characterized by the organization of their activities with a view to manpower reduction and increased efficiency and this was reflected in their business results. The increase in activities in most of the sectors of the economy, including the beginnings of growth in the building sector, signals a continued improvement in the level of profitability of

many segments. The improvement in the capital market positively affected, with regard to companies, the value of the collateral held by the Bank and reduced the degree of risk in the credit portfolio.

However, in view of the uncertainty that still exits, the Bank continues to adopt a cautious credit policy in respect of the various branches of the economy and credit sectors. The Bank continues to incorporate into its policy stringent controls of credits whose risk levels have increased, supervision of credit authorities, extending the preliminary examinations prior to the execution of transactions, determining stringent criteria with regard to the types of transactions and raising the threshold conditions for approving transactions, such as increasing the requirements for shareholders' equity and collateral for the various types of financing. In parallel, the Bank is taking steps to trace and correct defects in credit and collateral documentation. In addition, the Bank has developed a system for the location, classification and marking of problematic credit and is integrating this into the business lines.

The developments in the international foreign currency markets and the volatility in the exchange rates of the various foreign currencies and their implications for borrowers operating in foreign currency necessitated the intensification of monitoring, supervision and control procedures. To this end, the rules relating to the necessary matching between the basis currency of the credit and the currency of the cash flow providing the source of repayment were updated. In addition, the collateral requirements for credits with exposure were raised, as were the risk margins in respect of these credits.

With the aim of improving the range of products and the level of service to customers, financial instruments are made available to them to enable them to protect themselves against exposure to exchange rates, CPI-linkage and interest and thereby to improve their financial stability while reducing their risk level.

In order to improve the decision-making process and the implementation of decisions, credit authority at various levels was determined, in a manner designed to provide effective responses to the customers' requirements. In the credit management sphere, the control and supervision processes relating to the risks have been improved by intensifying the process of concentrating corporate and commercial customers in specialist branches and by allocating professional manpower to deal with customers in accordance with the volume and complexity of their activity and the risk level of their operations.

Financing the construction and real estate sector, which is concentrated in a separate division, is effected by using specific analytical and monitoring tools, which assist the Bank in the decision-making process and in monitoring the financing of various projects. The financing in this sector is effected while emphasizing diversification of the credit portfolio and by differentiating between the various construction sectors: residential, income-producing property intended for commercial and office use, and construction for industry and commerce, and also by differentiating between the geographic areas in which the projects are located, in accordance with relevant demand.
A material part of construction finance is carried out in the closed "construction lending" format, characterized by periodic examinations and close monitoring in reliance on and with the assistance of external construction supervisors. With regard to properties financed outside the construction loan system, the Bank insists on the payment of interest on credits on an ongoing basis.

As part of the Bank's strategy to finance its customers wherever they operate and with the aim of spreading risks, the Bank also participates in financing real-estate overseas. The financing is provided for selected customers in a controlled manner, in preferred countries and having regard to the political and economic risk of the country, along with meticulous examination of the projects, with overseas subsidiaries of the Bank or other local banks participating in the projects. The Bank closely monitors the scope of its exposure to the real-estate sector in the various countries on a Group level.

The finance of purchasing various types of means of control over corporations includes credit which is granted to a borrower when the source of repayment is the corporation the purchase of whose control the Bank is funding. Within the context of the Bank's credit policy, the Bank's requirements for financing the purchase of means of control have been made more stringent with regard to the shareholders' equity required, collateral and also other conditions. In some existing transactions the Bank required and received additional collateral.

The Bank of Israel, in its Proper Banking Management directives, laid down limits for the financing of the purchase of means of control of corporations, with which the Bank complies.
The Bank's policy is to refrain from financing the purchase of means of control on a non-recourse basis, other than in exceptional cases, while keeping to clear policy lines. In general, the Bank requires in such transactions that they be structured so that the means of control purchased give control over the purchased company on the day the credit is provided.

In order to deal with complex transactions for financing investments in infrastructure projects (power stations, desalination facilities, toll roads, BOT projects and the like), the Bank has established a special unit that examines the transactions and structures the financing package, including possible co-operation with capital market entities in financing the transaction.

Within the context of the collateral policy for all branches of the economy, principles and rules were established concerning the types of collateral and their amount. Collateral requirements and rates are determined by the risk that the Bank is willing to assume when granting the credit, with special emphasis placed on the repayment ability of the customer as a criterion for granting credit as against the weight given to conventional collateral.

Collateral is matched to the kind of credit which it secures, with attention to the length of the period, the types of linkage, the nature of the credit and its purpose, as well as the speed with which it can be realized. The Bank verifies the value of collateral by obtaining up-to-date appraisers' evaluations/valuations. In certain instances justified by the facts, the Bank accepts partial collateral, while relying in respect of the unsecured portion on the customer's proven financial strength and repayment ability, while requiring appropriate covenants.

Those authorized to grant credit have also been given authority to approve the various kinds of collateral in accordance with the amount of the credit. With respect to certain kinds of collateral, authority to accept them is limited in order to raise the level of seniority of the decision makers.

The Bank has a computerized system which can provide up-to-date information concerning collateral according to various categories. Concerning the various kinds of collateral, there are instructions regarding their management, the determination of their value (using external appraisers, financial data, etc.), dealing with their receipt, and monitoring changes in them and in their value. Officers empowered to authorize credit act according to policy that was laid down concerning these rates which are automatically calculated by a computerized system pursuant to the established policy.

The Special Credit Department deals with the problem customers of the Bank, who are transferred for its attention according to criteria determined by the Bank's Management. The primary objective is to rehabilitate the customer and improve his financial situation and his debt servicing ability. Where this is not possible, the Department takes action to recover the debt while minimizing the damage to the Bank.

A process of learning from past cases is carried out at the Bank, with the participation of executives from the Bank's various units. Within this context, committees have been established to draw conclusions at the divisional level, and for the Bank as a whole. These committees convene periodically in order to discuss successes and failures, to analyze the implications and significance of their conclusions and to formulate recommendations to improve the work processes and to enhance business efficiency. These recommendations are reflected in changes to the credit and collateral policies, in amended work guidelines at the Bank and in updated instruction programs.

In an ongoing effort to improve the professionalism and expertise of the employees dealing with credit, the Bank invests much in instruction and professional training at all levels. The number of courses has been increased and emphasis has been placed on improving professionalism through specialization in the business lines and types of customer.

Concurrently, many resources are invested in improving control tools and computerized information systems available to credit decision makers. In the private credit sector, in addition to the continuous monitoring of activities in accounts and the adjustment of current account and credit card facilities in accordance with these

activities, the renewal of credit and its re-adjustment to the activity level in the account are carried out with the aid of decision support systems. The granting of a loan up to a defined maximum amount is examined with a credit scoring system on the basis of the level of probability and risk inherent in the account.
Corporate and commercial credits and also major private customers are rated through a credit rating system operated at the Bank. This has been upgraded and tailored to the current characteristics of the credit. The system has been designed to deal with a range of borrowers from the various branches of the economy according to their level of complexity, financial performance, amount of collateral and size. This credit rating assists Management in making credit decisions and monitoring credit quality over time. The calculation of capital in respect of credit risk depends on PD – Probability of Default, the EAD – Exposure at Default and the LGD – Loss Given Default. The system, together with the system for measuring the profitability of the customer, provide the basis of the connection between the level of risk and the return.

The Bank is taking action to adapt the risk management systems to the anticipated directives deriving from the recommendations of the Basel Committee with regard to allocating capital in accordance with the types and levels of risks.

As part of the Risk Management Control Department and under the Chief Executive Officer, the Loan Review Unit carries out an ongoing estimate of the risk level of Bank customers. This unit operates separately and independently from the credit teams of the Bank, and one of its roles is to verify the reliability of the credit ratings determined by the credit rating system.

The Bank examines the credit portfolio on an ongoing basis in an effort to locate as early as possible borrowers whose level of risk and exposure has risen, and require special management attention and close involvement, due to risk characteristics or economic/market conditions that may affect their position, with a view to improving their position. The extent of the problem is evaluated by the executives responsible for the borrower while employing business considerations.
Pursuant to guidelines, examinations of debts are carried out in order to determine their risk rating and to make provisions for doubtful debts if required.
A specific provision for doubtful debts is made based on an examination of the scope of the exposure of the various borrowers, such being specific to each customer. The specific provision calculation is based on an evaluation regarding the ability of the customer to continue to operate, combined with past experience and a realistic evaluation of the ability to realize collateral. The calculation is based on existing information regarding the debtor, namely: its business position, the business environment in which it operates, its credit rating, the extent to which the customer complied with its liabilities in the past and an estimation of the value of the collateral held by the Bank. The extensive review and other work processes undertaken in the wake thereof assure that all problematic loans are classified with appropriate debt symbols, and generally ensure that debts that were found to have the potential to become problematic are dealt with by the banking executives, with a view to improving the position of the debt while dedicating all necessary attention.
Further, the provision calculation is based on estimations of expected losses in respect of credits and other indebtedness. The evaluations and estimations are likely to have a significant effect on the level of the provision for doubtful debts. In accordance with the Bank of Israel definitions, the classification of debts and the levels of the provisions for capital and/or interest are determined, as well as the need for the calculation of an additional provision in respect of certain classifications.

As part of the means employed by the Bank for the management of credit risks, a system has been developed to locate and classify problematic debts. The Bank is preparing to implement this system in all business lines. The system includes a structured quarterly work process in the scope of which an extensive review is carried out of the credit portfolio, while making use of a number of criteria that constitute an early warning that debt is becoming problematic. Another aspect of the system which has been implemented deals with the systematic examination of the appropriateness of the provision for doubtful debts in respect of debts regarding which the Bank has doubts as to their collection, while determining basic criteria for the manner of calculation of provisions for doubtful debts according to debt characteristics, and leaving room for the judgment of the Bank's Management.

7.2 In each of the Bank's overseas subsidiaries, its credit policy is approved by the local board of directors, after consulting the Manager of Credit Risk in Israel. As in Israel, so too in the overseas offices, credit policy is

based on the dispersal of risk among the various sectors of the economy, while determining exposure limits for the various sectors of the economy and various activity segments. In addition, as part of the credit policy, a collateral policy is determined, including rules and principles regarding the various types of securities, the rate of reliance thereon and the like. All this is in accordance with and subject to all the banking regulations and directives in each country. Each subsidiary determines the authority for granting credit at the various levels. In addition, in subsidiaries which grant commercial credit, systems are used to rate borrowers, according to their risk level and at subsidiaries with a substantial credit volume, a loan review unit examines the risk level of the bank's customers on an ongoing basis.

Against the credit and other risks stand the shareholders' equity sources, including minority interests, amounting to some NIS 16,205 million on 31 December 2005 (31 December 2004 – some NIS 15,262 million). In addition, there are a general provision and an additional provision for doubtful debts totaling some NIS 1,040 million. The ratio of Tier I capital to risk assets at 31 December 2005 was 7.46%, while that of Tier II capital to risk assets was 4.0%. The ratio of total equity to risk assets reached 11.55% at the end of 2005, compared with 11.25% at the end of 2004.

8. Credit Risk in Derivatives Activity

The nominal amount of a transaction in derivatives does not reflect its credit risk. Credit risk is measured by the maximum loss, according to scenarios, that the Bank might bear if the opposite party to the transaction does not comply with the terms of the transaction, after deducting enforceable set-off agreements. The credit risk at a specified date is defined as the total loss or profit which has arisen from the transaction as at that date, together with potential future loss, this potential being estimated according to the level of expected volatility of the underlying asset and the duration of the remaining period until final settlement of the transaction.

For the purposes of monitoring the credit risk in derivatives, computerized systems are operated for monitoring credit exposure that check the exposure of the customer at any given moment and in relation to changing market conditions. The collateral required of the customer by the Bank derives from the risk, as described above, and is thus determined precisely for each customer.

If a customer has additional obligations to the Bank, the credit risk stemming from the derivatives is included in the total obligations of the customer at the Bank.

9. Preparations in Anticipation of Basel II

The Basel Committee on Banking Supervision issued in November 2005 the final version of the Basel Capital Accord (Basel II), which is intended to be implemented on the direction of the central banks. The Accord is based on three pillars: minimum capital requirements, regulation, control and supervision of capital adequacy and policy with regard to the disclosure of information to the public. Such information will complement the requirements regarding minimum capital and necessary supervision and will enable the market to assess the banking corporation's risk.

The declared purposes of the Basel Accord are to strengthen the soundness and stability of the international banking system, to improve risk management, to establish a connection between the banks' risk management and the management of their business strategy for achieving their targets. Ability to assess risks and understand their management are required of the banks themselves, while the regulator is required to ensure that banks, in assessing the risks facing them and the capital required therefor, can also withstand unexpected scenarios.

The new minimum capital requirements relate to operating risks, in addition to credit and market risks, with which the banks have long since been required to deal. Furthermore, considerable changes are required in the capital requirements relating to credit risks. In the two contexts, of credit risks and also of operating risks, the Committee has proposed three options for calculating minimum capital. The options are typified by an ever-increasing sensitivity to risk. Banks, and the bank regulators, are to select the appropriate method for their risk management level.

In October 2004 the Bank of Israel published draft guidelines regarding credit rating (the "guidelines"). In the explanatory letter regarding the draft, the Bank of Israel remarks that: "The document is the first in a series of regulatory steps the purpose of which is to implement in Israel at the end of the day, a framework for capital adequacy which accords with the principles set by the Basel Committee on 26 June 2004, "Basel II"". (At this stage the guidelines detail directives regarding the credit rating of companies, banks and countries.)

In respect of the credit risks, Basel II proposes two approaches for allocating capital – the standardized approach and the internal rating based approach.
The standardized approach is similar to the approach used today whereby use is made of external credit ratings of borrowers. The internal rating based approach has two systems, the basic and advanced.
Using these systems, on the basis of internal risk ratings given to borrowers, the Bank is required to estimate a number of variables constituting the principal parameters of quantitative statistical models for management of credit risks, on the basis of which the capital required for managing these risks is to be calculated. With these approaches, the required capital amounts arise from and are dependent on the size of these variables. The difference between the two internal rating based models is the number of parameters estimated independently by the Bank: using the basic approach, the central bank dictates the parameters except for one parameter which is estimated by the bank (the failure probability) and using the advanced approach, all the parameters are estimated by the Bank.

As the main basis for the implementation of the directives of Basel II, the Bank of Israel sees two principal matters for early attention-gathering of data essential for building and setting-up systems, and assimilation of advanced internal rating systems in management, control and monitoring processes, while changing the organizational culture and adaptation to advanced management of credit risks.
As part of the Bank's preparations for the implementation of Basel II, and in continuation of activities carried out during 2004-5, a project administration has been set up, the task of which is to manage, concentrate, adapt and supervise the parties involved in the project, and to bring about the eventual implementation of the directives of Basel II in the area of credit risks in the Bank.

As mentioned above, and arising from the Basel II directives contained in the draft guidelines, the Bank is preparing to adapt infrastructure systems to the required changes, and to collect the required data in order to estimate the risk variables. The adaptation of systems, building of databases and connection of systems will require the investment of substantial resources in the coming years.

Linkage Status, Repayment Periods and Liquidity Status

A. Linkage Status and Repayment Periods

In accordance with the policy for the management of assets and liabilities according to linkage basis, available capital* is invested in unlinked shekel assets, CPI-linked assets and foreign currency and foreign currency-linked assets, which include the Bank's overseas investments. The financing of all of the Bank's overseas investments from foreign currency sources prevents basis exposure in this respect.

* Available capital – the total of capital sources and certain reserves, less investments in subsidiary and affiliated companies and fixed assets.

In 2005, the downward trend in the weight of deposits of the public in the total financial assets of the public continued, beside an increase in the weight of the public's securities portfolio: while the amount of deposits of the public rose in 2005 by a rate of 5.8%, there was a significant increase during this period in the volume of the securities portfolio of the Bank's customers, by a rate of 34.5%, of which 24.0% in mutual funds.

Details regarding exposure to basis risk in asset and liability management according to linkage basis appear in the chapter on risk exposure on pages 159-168.

The unlinked shekel sector

The principal activity in the unlinked sector is concentrated in short periods of up to a year.

In the first quarter of 2005 there was a significant decline in the volume of deposits of the public, primarily in consequence of the diversion of moneys to the capital market. The major part of the withdrawals was from short term deposits of up to three months.

From the second quarter there was a change in the trend, and by the end of the year an accrual of deposits was recorded, mostly short term.

To summarize the year, there was an increase of NIS 1.1 billion, 1.4%, in shekel deposits. At the end of 2005 there was a surplus of assets for periods of three months to a year, as compared with a significant surplus of liabilities in 2004, primarily in consequence of the increase in the volume of short term assets at the expense of a decrease in the volume of longer term assets.

The CPI-linked sector

The majority of the transactions in this sector are for periods longer than a year, primarily the deposits raised from the public which prefers to preserve the value of savings in real terms.

The decline trend in the volumes of CPI savings which began in 2003 continued in 2005.

The volume of savings deposits (at the Bank) stood at some 40% only of the volume which reached maturity or was withdrawn at exit-points.

Parallel with the decline in the volume of savings, a significant volume of subordinated capital notes was raised.

In 2005 there was an increase in the amount of NIS 4.2 billion in the volume of the debenture and subordinated note portfolio, and a decrease in the amount of NIS 1.8 billion in the volume of deposits from the public.

Foreign currency sector

The majority of the deposits in this sector are raised for a period of up to three months. According to past experience, a large part of the deposits in the foreign currency sector, that are deposited for periods of less than one year, including call deposits, are re-deposited at the Bank in a continuous and continuing process, that is not highly sensitive to the state of the economy or the position in the financial markets.

During 2005, a significant increase, in the amount of NIS 12.7 billion, (an increase at the rate of 13.7%) was recorded in the volume of deposits in the sector. The majority of the increase was in foreign currency deposits. Credit to the public decreased by the rate of some 1.3%.

At the same time, there was an improvement in the foreign currency liquidity level, as a result of an increase in deposits with correspondent banks and an increase in investment in the foreign securities portfolio.

The following table sets out a summary of the assets and liabilities classified by linkage basis, divided according to periods to maturity, including derivatives (excluding non-monetary items) and also including interest repayment flows: (see Note 17 to the Financial Statements for further information.)

Surplus of assets over liabilities	**As of 31 December 2005**			
	Unlinked Israeli currency	**CPI-Linked**	**Foreign currency including foreign currency linked**	**Total**
Period remaining to maturity:	**NIS millions**			
Up to one month	**(1,568)**	**22**	**(22,559)**	**(24,105)**
From 1 month to 1 year	**4,475**	**(2,915)**	**(2,967)**	**(1,407)**
From 1- 5 years	**1,366**	**2,055**	**25,996**	**29,417**
From 5 - 10 years	**4,929**	**3,385**	**1,680**	**9,994**
More than 10 years	**1,009**	**5,082**	**2,814**	**8,905**
Without maturity date	**2,716**	**(54)**	**544**	**3,206**
Total	**12,927**	**7,575**	**5,508**	**26,010**

Surplus of assets over liabilities	As of 31 December 2004			
	Unlinked Israeli currency	CPI-Linked	Foreign currency including foreign currency linked	Total
Period remaining to maturity:	NIS millions			
Up to one month	1,959	1,465	(26,028)	(22,604)
From 1 month to 1 year	(1,722)	(2,762)	998	(3,486)
From 1- 5 years	535	195	26,704	27,434
From 5 - 10 years	4,953	4,824	1,524	11,301
More than 10 years	277	5,949	2,205	8,431
Without maturity date	3,661	(20)	710	4,351
Total	9,663	9,651	6,113	25,427

A description of the key points of the policy, the means of monitoring and implementing the policy, and the limits used in the management of market risks, including basis and liquidity risks, are presented in the chapter "Exposure to Risks and Methods of Risk Management" on pages 158-177 above.

B. Liquidity Status and Funding

General

In 2005 there was a continuation of the expansion which characterized the economy in the last two years. The Israeli economy was characterized by relative stability, against the background of political shocks, severe natural disasters and the moderation of the rate of growth in the world.

The shekel weakened against the dollar by 6.85% and strengthened against the euro by some 7.32%. The weakness of the shekel against the dollar derives mostly from external influences on the economy (the relations between world currencies). At the same time, internal influences i.e. the increase in political uncertainty and the decrease in the interest rate gap between the shekel and the dollar, also contributed to the weakening of the shekel.

The CPI (actual) rose by 2.4%, within the price stability target. A significant part of the increase in the CPI arose from the depreciation of the shekel against the dollar and the increase in the global oil price. During 2005, the Federal Reserve raised interest rates in the USA in measured steps by an aggregate rate of 2.0%, up to 4.25% at the end of the year.
At the beginning of 2005, the Bank of Israel reduced the monetary interest rate by 0.2% to a level of 3.5%, such level being maintained until the end of September 2005. At the end of the year, following three consecutive interest rate increases in the fourth quarter, the monetary interest rate stood at 4.5%.

Liquidity status

The banking system -

In 2005, the volume of *Makam* issues by the Bank of Israel increased by NIS 12 billion, parallel with a decline of NIS 12 billion in the volume of deposits in the monetary tenders for making deposits with the Bank of Israel. The volume of tenders at the end of December 2005 was some NIS 4 billion.

On 18 July 2005, with the termination of the work sanctions in the foreign currency department of the Bank of Israel, the Bank of Israel decided to repay existing swap tenders, in stages over a month, and not to hold new tenders for the time being. Therefore the balance of swaps at the end of December stood at zero (compared with some NIS 6 billion on 31 December 2004).

The banking system's *Makam* balances were some NIS 13 billion at the end of December 2005, an increase of some NIS 6 billion as compared with December 2004.

From March 2004 the Bank of Israel operated a "repo" type tender (resale agreement) on the one-year *Makam* for a holding period of two weeks. The volume of the tenders is still very low and amounted to some NIS 200 million at the end of 2005.

Commencing March 2006 the Bank of Israel increased the volume of "repo" tender to an amount of NIS 500 million, while decreasing the holding period to a week and increasing the frequency of the tender from fortnightly to weekly.

On 16 August 2005 the Bank of Israel announced changes in the monetary tools for the operation of the on-going monetary interest rate policy, the principal changes being:

As of 1 September 2005, the Bank of Israel will provide a "monetary loan window" for banks, with no ceiling, against the provision of collateral, and at a rate of interest of 1% above the Bank of Israel's interest rate, such being the rate it announces each month.

Along with the monetary loans, the Bank of Israel operates a new monetary instrument – the "surplus liquidity deposit window" at the Bank of Israel, without a tender, and at an interest rate of 1% below the Bank of Israel's interest rate. At the same time, the payment of interest on liquidity surpluses ceased.

The banking system made infrequent use of these tools and in relatively minor amounts.

As of 1 November 2005, the Bank of Israel cancelled the arrangement whereby the banks were allowed to execute inter-bank transfers at the previous day's value. At the same time, the compulsory interest in respect of negative balances at the Bank of Israel was decreased to the level of the Bank of Israel's interest rate plus 2%.

During 2005, the change in the mix of the public's financial assets continued, against the background of low interest rates, together with a move from deposits to the capital market. There was a low real increase in the volume of bank credit which is explained mainly by a significant increase in non-bank credit to the business sector, which constituted a substitute for bank credit.

The Bank -

Leumi routinely participates in the deposit tenders conducted by the Bank of Israel. As at the end of December 2005, Leumi had no deposits with the Bank of Israel.

The structure of the Bank's assets and liabilities points to a high level of liquidity. This is the result of a deliberate policy of raising stable and diversified sources, while giving importance to the raising of deposits from a large number of customers, for varying periods of time and including for long terms.

The Bank has a liquid and high-quality securities portfolio (in shekels and foreign currency) in the amount of some NIS 30.1 billion, invested mainly in Israeli government debentures or in foreign securities with an average rating of A+.

For details regarding pledges created by the Bank on its securities portfolio, see pages 78-79 of the Report.

The ratio of the Bank's liquid assets - cash and bank deposits and securities (excluding shares) stood at 36.2% of the Bank's total assets as of 31 December 2005, compared with 34.6% as of 31 December 2004. The ratio of such liquid assets in relation to total liabilities stood at 39.0% (in 2004 - 37.3%).

Leumi carries out ongoing monitoring of its liquidity position and of the indices that reflect a change in the liquidity risk using a model that was developed in 2004, pursuant to the directives of the Bank of Israel. The various assumptions that form the basis of the model are examined and updated in accordance with developments which occur in the parameters that have a high level of influence on the liquidity position.

See also the chapter regarding exposure to risks on page 163 for further details on exposures in liquidity management.

Funding (in the Bank)

In 2005, against the background of low interest rates and optimism in the capital market, the trend of the diversion of monies held by the public from deposits to investments in the capital market continued

The balance of the deposits of the public at the Bank increased by some NIS 10.1 billion in 2005, 5.7%. Most of the increase was in the foreign currency segment which increased by 12.3%. After deducting the effect of the change in the rate of the shekel in relation to foreign currencies, principally the depreciation against the dollar, the increase in the balance of deposits of the public amounted to some NIS 8.3 billion.

The volume of accrual of Leumi customers in mutual funds amounted to some NIS 5.5 billion. Following a positive accrual of some NIS 7.5 billion in the first nine months of the year, negative accrual was recorded in mutual funds in the fourth quarter. The negative accrual in provident funds and supplementary training funds in 2005 amounted to some NIS 0.4 billion.

The volume of the securities portfolio of customers of the Bank increase by NIS 42.6 billion during the period under review, in consequence of the flow of new monies and the increase in market values.

With the purpose of expanding the Bank's capital base, in the first quarter of 2005, NIS 0.5 billion was raised in CPI-linked subordinated deposits, for a period of 7 years. In July 2005 the subsidiary Leumi Finance Company, the issuing arm of Leumi, raised NIS 1.5 billion in CPI-linked subordinated capital notes with a term of 5.25 years, of which some NIS 110 million were allocated to the Bank. By the end of the year, the Bank had sold this entire amount to the public. The monies that were raised by means of the subsidiary were deposited with Leumi. In December 2005, an issue of foreign currency denominated subordinated capital notes, listed in London, was completed, in the amount of some US$ 112.5 million, for a period of 7 years, bearing floating interest. In addition, Leumi Mortgage Bank issued subordinated capital notes during the year in the amount of NIS 1.0 billion.

In October 2005, Leumi Finance issued 3 year debentures as follows: NIS 1.5 billion in CPI-linked debentures (of which the Bank was allocated some NIS 0.5 billion) and NIS 0.75 billion shekel debentures which assure a yield in shekels or linkage to the dollar exchange rate – whichever is the highest. All the above issues, including securities issued by Leumi in Israel in the past, are rated AA+ by the Maalot credit rating company. The monies raised by the subsidiary were deposited with Leumi.

In 2005 the volume of credit to the public increased by 3.4%, together with an increase in the volume of non-bank credit, which was expressed through large debenture issues by the business segment. The increase in credit was evident in the unlinked shekel segment, which increased 9.4%, and was partially set off due to a 5.5% decrease in foreign currency credit.

Unlinked shekel activity sector

In the unlinked shekel sector, the volume of deposits of the public increased by some NIS 2.0 billion, (2.5%), and at the end of the year reached some NIS 81.3 billion. The majority of the increase occurred in the fourth quarter of the year, and set off the decreases of the first and third quarters.

During 2005 a variety of new products were launched, including:

- "Deposit 3, 4, 5": a fixed interest shekel deposit for a five month period, with exit points at the end of three and four months from the date of the deposit;

- "Savings 3, 6, 9": a shekel savings scheme for a nine month period bearing floating interest based on the prime rate, with exit points at the end of three, six and nine months.

- "Tamar", "Rimon" and "Teana" savings: saving schemes for three and four years which pay CPI-linked interest for the first period (one or two years) and unlinked shekel interest for the remaining savings period.

- "Parach Shekalim" deposit (multiple monthly payments): an unlinked shekel deposit for a period of 13 to 60 months with various deposit dates, per the customer's choice.

Credit to the public in unlinked shekels increased by some NIS 4.9 billion, an increase of some 9.4%. The majority of the increase was in the second half of the year.

CPI-linked activity sector

The balance of CPI-linked deposits of the public decreased by some NIS 0.4 billion, a decline of some 1.4%, with a decrease of some NIS 2.2 billion in the first half of the year and an increase of some NIS 1.8 billion in the second half of the year. The increase in the second half derives from the deposit of the proceeds of the issue of Leumi Finance with Leumi, as mentioned above.

The balance of credit in the CPI-linked sector increased by some NIS 1.4 billion, an increase of some 5.6% most of which was in the first quarter of the year.

Foreign currency and foreign currency-linked activity sector

The balance of foreign currency and foreign currency-linked deposits of the public increased by some NIS 8.4 billion, a sharp increase of 12.3% which arose partially due to the depreciation of the shekel. In dollar terms, there was an increase of US$ 0.8 billion in the deposit balance.

In the period under review, a number of foreign currency-linked shekel deposits were launched:

- "Super Sterling Savings": a savings scheme for four years that in the first two years bears fixed interest linked to the deposit currency and fixed shekel interest in the following two years;
- Savings Linked to the New Zealand currency: a savings scheme for a year that bears high attractive interest and linkage to the New Zealand dollar in shekels.
- Savings Linked to the Australian currency: a savings scheme for a year that bears high attractive interest and linkage to the Australian dollar in shekels.
- "D.S. (Dollar - Shekel) Savings from Leumi": a savings scheme for two years that in the first year bears fixed interest and linkage to the US dollar and fixed shekel interest in the next year.

The volume of loans decreased by some NIS 2.3 billion, a decline some 5.6% (in dollar terms, the decline was of some US $ 1.1 billion). Most of the decline was in the first half of the year.

In view of the considerable rise in its foreign currency liquidity level, the Bank increased its foreign securities portfolio during the period under review by some US$ 0.4 billion to some US$ 2.6 billion and also increased the volume of deposits with correspondent banks by some US$ 1.3 billion to US$ 6.2 billion.

Legal Proceedings

1. Civil Proceedings

1.1 The Bank is a party to proceedings that have been brought against it by customers, former customers and also various third parties that consider themselves prejudiced or harmed by the Bank's activity during the ordinary course of its business.

In the opinion of the Management of the Bank, based on legal opinions, appropriate provisions have been included in the Financial Statements to cover possible damages in respect of all the claims.

The causes of action against the Bank are different and varied, including assertions as to the non-execution of instructions or non-execution on time, applications for approval of attachments imposed by third parties on debtors' assets that according to them, are held by the Bank, assertions of charging interest other than in accordance with the interest rates that were agreed upon between the Bank and the customer, interest rates that deviate from those permitted at law, errors in the time of debiting and crediting accounts as a result of checks drawn on them, assertions of coercion to purchase savings schemes and also assertions relating to provident funds, securities, labor relations, drawing checks without cover and failure to honor checks.

In addition applications to approve class actions have been filed against the Bank.

None of these claims is in an amount that exceeds 1% of the Bank's shareholders' equity on 31 December 2005, some NIS 160 million, except claims described in Note 18 to the Financial Statements.

1.2 Within the context of taking measures to recover debts during the ordinary course of its business, the Bank *inter alia* institutes various legal proceedings against debtors and guarantors and also proceedings to realize collateral. The Financial Statements contain provisions for doubtful debts that were made by the Bank on the basis of an assessment of all the risks involved in credit to the various sectors of the

economy and having regard to the extent of the information concerning the relevant debtor/guarantor, his financial strength and the collateral given to the Bank to secure repayment of the debt.

1.3 On 23 October 2002 a judgment was given by the Tel Aviv District Court in an originating motion - The Association of Banks v. The Israel Securities Authority.

The judgment dealt with the interpretation of the expression "counselling" in the Engagement in Investment Counselling and Portfolio Management (Regulation) Law, 1995. The Association of Banks applied to the Court following a letter and a series of clarifications that were issued in consequence thereof by the Israel Securities Authority, whereby the Authority clarified its position with regard to the meaning of the expression "counselling" in the said Law, as follows: "Giving information about a security or other financial instrument, where the choice of the information is made in accordance with the discretion of the person giving the information or the entity by whom he is employed and the information may lead the recipient thereof to a conclusion as to the appropriateness of an investment in a specific security or financial instrument, constitutes investment counselling, even if an express investment recommendation is not given".

The meaning of the Authority's position was that certain types of information could be given only by investment counsellors.

The District Court did not accept the Association of Banks' application to cancel the Authority's directive, but laid down a series of directions and restrictions with regard to the giving of information by bank officials who are not investment counsellors, and directed that the Authority's directives be adapted in accordance with its directions.

The District Court held that the banks should cooperate with the Securities Authority in formulating the principles and guidelines for implementing the judgment, and mainly with regard to the following questions:

(a) What is information that may lead the recipient thereof to a conclusion about the advisability of the transaction?
(b) What is negative information that may almost certainly detrimentally affect the advisability of the transaction?

The Bank has instructed its employees as to the significance of the judgment in respect of the Bank's activity in the investment information and counselling sphere and, through the Association of Banks, conducted discussions on the subject with the Securities Authority, but the parties did not reach agreement.
In April 2003 the parties filed appeals against the judgment with the Supreme Court.
Judgment has not yet been given by the Supreme Court.

1.4 On 10 June 2004, the Jerusalem District Court, sitting as the Standard Contracts Tribunal, gave judgment on an application that was filed against the Bank by the Attorney-General in 1997, asserting that a current account form that the Bank uses includes clauses that are unduly disadvantageous pursuant to the provisions of the Standards Contracts Law, 1982, and they should accordingly be annulled.

In its decision, the tribunal held that certain clauses and parts of clauses in the form (some 29 subjects in all) are unduly disadvantageous for the customers and accordingly it annulled them or - and in a considerable number of the cases - it partially accepted the Bank's position and directed the clause to be varied and not to be completely annulled. With regard to a not inconsiderable number of the clauses in relation to which there was an assertion that they were unduly disadvantageous, the tribunal accepted the Bank's position and did not order their annulment.

An application to the Supreme Court filed by the Bank to stay execution of the directives of the judgement was approved in a decision of 1 December 2005.

Both the Bank and the Attorney-General filed appeals with the Supreme Court against certain parts of the determinations of the judgement. In addition, the Attorney-General filed an application with the Tribunal to amend the judgment, such that it shall also apply to contracts signed before the judgment was handed down. The Tribunal rejected this application and the Attorney-General appealed to the Supreme Court.

On 9 August 2005, the Supervisor of Banks issued a letter to all the commercial banks, wherein he directed them to amend current account documents, such that clauses relating to matters which the Tribunal determined were prejudicial, and in relation to which an appeal had not been filed, be amended in accordance with the judgement. The Bank has acted in accordance with the aforementioned.

2. **Other Proceedings**

2.1 In consequence of the investigation of the Israel Securities Authority regarding the issue of the "Psagot Madadit Ad 120" fund and the issue of the "Pia Gilon Plus" fund in 2003, disciplinary complaints were filed against a number of counsellors of the Bank, and a plea bargain was agreed to with the State Attorney whereby reprimand and warning sanctions will be imposed on a number of cousellors, but no financial sanction will be imposed. The plea bargain was filed with the Disciplinary Tribunal for approval, and such approval has yet to be given.

2.2 In addition, during the last quarter of 2004 and the first months of 2005, the Securities Authority conducted a search and gathered written and computerized material from the offices of Leumi Pia, Psagot and Psagot Ofek, as well as the offices of the Bank. In addition, employees and officers of Leumi Pia and Psagot were questioned, as well as additional employees of the Bank, including officers.

2.3 In November 2004, investigators of the Antitrust Authority arrived at the offices of the Bank, as well as those of other banks, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks. In July 2005, investigators of the Antitrust Authority conducted a search at various offices of the Bank, and gathered written and computerized material for the purposes of investigating a suspected restrictive trade agreement between the banks.
Also, in July and August 2005, a number of employees of the Bank were summoned to an examination at the Antitrust Authority.

2.4 In September 2005, Leumi Card Ltd. received notice from Visa Europe that the British Office of Fair Trading (OFT) had commenced proceedings under UK competition laws against the current practice in the UK regarding the payment of interchange fees between acquirers of Visa cards in the UK.

2.5 In 2004, LISI, a wholly-owned subsidiary of BLUSA, discovered *prima facie* improper trades in securities carried out by one of its traders. The matter was reported to the regulatory authorities of BLUSA and LISI and the said trader's employment was terminated. In 2005 the SEC commenced a formal investigation at LISI with regard to the said matter and forwarded the matter to the New York State Attorney.

See Note 18 to the Financial Statements for further details regarding pending claims.

Restrictions and Supervision of Activities of the Banking Corporation

1. Pursuant to the provisions of the law, the Bank is subject to the supervision of various authorities with regard to various activities undertaken by it, and especially with regard to its overall activities, to the supervision of the Bank of Israel, specifically the Governor of the Bank of Israel and the Supervisor of Banks.

By virtue of the powers granted to the Governor of the Bank of Israel and the Supervisor of Banks, various permits and approvals are issued by them from time to time, for activities and/or holdings in corporations.

2. The Governor of the Bank of Israel has permitted the Bank, by virtue of his powers under section 31 of the Banking (Licensing) Law, 1981, to hold the means of control of overseas corporations (the "overseas corporations"), and by virtue of this permit, the Supervisor of Banks has approved holdings by the overseas corporations in other corporations (the "sub-subsidiaries"). In addition, there are specific approvals relating to the sub-subsidiaries. The permit for the holdings in the overseas corporations was issued on 23 February 2006 in lieu of the previous permits, and such permit was given subject to the Bank acting to implement the requirements of the Supervisor regarding supervision and control of the overseas corporations and the sub-subsidiaries.

   The corporations included in the Governor's permit are: Bank Leumi USA, Bank Leumi (Switzerland), Bank Leumi (UK), Leumi (Latin America), Bank Leumi (Luxembourg), Bank Leumi (Jersey) and Eurom Bank.

   The permit is subject to a number of conditions regarding: levels of holdings; supervision, control and monitoring of the management of the overseas corporations and sub-subsidiaries; the requirement for approval from the Supervisor or reporting or giving of notice to him regarding various events, such as: investments in corporations, material new activities, the opening of a branch or representative office; and the giving of information and documents to the Supervisor.

3. With regard to restrictions imposed on the depositing of monies between Group companies, see page 164.

Material Contracts

1. An agreement between the Bank and Union Bank of Israel Ltd. ("Union Bank") for the provision of comprehensive computer and operating services, including development and special new projects and relevant training services, by the Bank to Union Bank and related bodies, that was signed in September 2001. The agreement applies retroactively from September 1998 for a period of eleven years, with Union Bank having an option to extend, unless the agreement is previously cancelled by prior notice of 4 years (or a shorter period in certain circumstances). The agreement includes, *inter alia*, an indemnity clause with regard to direct damage that may be caused to Union Bank due to a breach of intellectual property rights by the Bank, or if Union Bank is sued as a result of said breach.
   The consideration is made up of a basic annual fee of NIS 24.141 million per year (linked to the CPI of April 1998) for a package of basic services within a certain volume of activities, and additional amounts for services not included in the basic package. The basic amount is subject to change in accordance with the change in the volume of activities. In addition, included in the amount is a discount of NIS 7.5 million per year which will be repaid to the Bank in accordance with a certain formula if Union Bank terminates the agreement under certain circumstances, before the expiry of 10 years from its commencement. Union Bank has notified the Bank that its board of directors resolved to examine alternatives to the services provided to the Bank.

2. An agreement from December 1995 between the Bank and the Assessing Officer for Large Enterprises regarding the manner of recognition for tax purposes of provisions for doubtful debts, based, *inter alia*, on the principal recommendations of the committee for the examination of tax aspects regarding doubtful debts.
   The following are the principal rules determined in discussions with the Assessing Officer for the recognition of provisions for doubtful debts for tax purposes and the method of dealing with cancelled provisions. The basis of the rules is the recommendations of the committee appointed by the Income Tax Commissioner for the examination of tax aspects regarding doubtful debts of banks (the "Givoli Committee"), that were published in 1992, and have yet to be incorporated into legislative amendments:

2.1 Specific provisions for doubtful debts are to be recognised as a tax expense in the year in which they are recorded, subject to paragraph 2.3 below.

2.2 Provisions for doubtful debts in relation to which specific monitoring is carried out – a mechanism has been determined to compensate the tax authorities, in real values together with interest, in cases where it becomes clear that the past provision was larger than the actual loss.

2.3 In respect of specific provisions for doubtful debts on debts in Israel in relation to which specific monitoring is not carried out, as of 1990, 20% of the nominal increase in the balance of the provision for doubtful debts in respect of such debts will be added every year for the purpose of calculating profits for income tax purposes, and if the provision decreases, 20% of the decrease will be considered with regard to the Bank as cancellation of unrecognised expenses.
The Bank has reserved the right the carry out specific monitoring regarding all provisions for doubtful debts. As at 31 December 2005, specific monitoring was carried out for provisions for doubtful debts whose amounts are over NIS 50,000.

2.4 If at a certain point in the future the balance of provisions for doubtful debts in respect of which specific monitoring is not carried out falls below the nominal balance as of 1 January 1990, in the amount of NIS 307,671 thousand, the Bank will not demand this decrease as an expense for tax purposes, since this amount was recognised in the past as a tax expense.

3. A compromise agreement between the Bank and the Assessing Officer for Large Enterprises from August 1987, which was extended in October 1991 until 1993, and again in March 1994, when its validity was extended until such time as one of the sides gives a year's advance notice of its intention to propose changes to the agreement.
For further details regarding this agreement, see page 188.

4. An agreement from 12 December 1989 for the arrangement of debts of the kibbutzim, including their related organizations and enterprises. The parties to the agreement are the Government of Israel on behalf of the State of Israel, the United Kibbutz Movement – the Central Co-operative Society Ltd., Hakibbutz Haartzi – Hashomer Hatzair – Central Co-operative Society Ltd, the five large commercial banks in Israel, the Israel Bank of Agriculture Ltd. and the Industrial Development Bank of Israel Ltd.; and a supplementary agreement of 20 March 1996, including an amendment signed on 11 April 1999 between the government, the abovementioned banks and the two kibbutz movements.
For further details of these agreements, see Note 4 to the Financial Statements.

5. An agreement from November 2003 between the Bank, Sheroder Assets Ltd. and Yishayahu Landau Holdings (1993) Ltd. in connection with options for the sale of shares of Union Bank held by the Bank. For further details, see Note 18 O (2) to the Financial Statements.

6. An agreement from January 2005 between Bank Leumi (UK) and Riggs Bank N.A. for the purchase of all the shares of a company engaged in private banking and trust services on the Island of Jersey, and certain banking assets in the UK.
For further details, see page 145.

7. An agreement from September 2005 between the Bank and Harel Insurance Investments Ltd. for the sale of the entire holdings of the Group in Leumi-Pia Trust Management Co. Ltd.
For further details, see page 35.

8. An agreement from September 2005 between the Bank and Tzur Shamir Holdings Ltd. for the sale of the entire holdings of the Bank in Direct Insurance – Financial Investments Ltd.
For further details, see page 35.

9. An agreement from October 2005 between the Bank and S.C. Kolal B.V. for the purchase of 95% of the issued and fully paid share capital of Eurom Bank S.A.
For further details, see page 149.

10. A special collective agreement from November 2005 between the Bank and employees' representatives following the privatization process of the Bank.

For further details, see page 190.

11. An agreement from December 2005 between the Bank and Leumi Gemel Ltd., and between Harel Insurance Investments Ltd. for the sale of the goodwill, activities, assets and liabilities relating to provident funds.
For further details, see page 35.

12. An agreement from December 2005 between the Bank and Leumi Gemel Ltd., and between Solomon Provident Funds Ltd. for the sale of the goodwill, activities, assets and liabilities relating to provident funds.
For further details, see page 35.

13. An agreement from December 2005 between the Bank and Psagot Ofek Investment House Ltd., and between York Capital Management on behalf of entities managed by it for the sale of the goodwill, activities, assets and liabilities of the Psagot Ofek Group.
For further details, see page 36.

14. An agreement from July 2004 regarding an option granted to the Bank for the purchase of shares of Africa Israel Properties Ltd. was assigned by the Bank to Leumi & Co. Investment House Ltd. and exercised in March 2006.
For further details, see Note 18 R to the Financial Statements.

15. An agreement from February 2006 between the Bank and Mr. Lev Leviev and/or companies wholly owned and controlled by him for the sale of the Bank's holdings in Africa Israel Investments Ltd.
For further details, see page 124.

16. An agreement from March 2006 between the Bank and Leumi Real Holdings Ltd. and a wholly owned subsidiary of Assicurazioni Generali SpA for the sale of 10% of the issued and fully paid share capital of Migdal Insurance and Financial Holdings Ltd.
For further details, see page 124.

17. Letters of Indemnity as detailed in Note 18 M to the Financial Statements.

Description of the Taxation Position

1. (a) On 13 August 1987 a compromise agreement was signed between the Bank and the Assessing Officer for Large Enterprises, which regulates tax payments in Israel in respect of profits of overseas subsidiaries of the Bank, whereunder from 1978 and thereafter the Bank's share of the profits of overseas subsidiaries on a consolidated basis will be included in the Bank's assessment. The agreement provides that it does not determine that the companies owe tax in Israel or that Israeli law applies to them and that the agreement does not constitute a precedent. The agreement was extended on 10 October 1991 with effect until the end of 1993, and again on 13 March 1994 and will be in force until one of the parties gives a year's advance notice of its intention to propose changes to the agreement.

   (b) Pursuant to an arrangement with the tax authorities dated 14 April 2005, as from 2004 the Bank may set off from its tax liability in Israel, in respect of the profits of an overseas subsidiary, an aggregate amount of up to US$ 67 million, but no more than the lower of US$ 3 million each year or the tax liability in Israel.

2. Amendment No. 11 to the Income Tax (Adjustments by Reason of Inflation) Law, 1985 *inter alia* provided that all the assessees to whom the Amendment applies must pay tax on profits from securities traded on an exchange at the time of realization. The Amendment came into force in 1999.
In the opinion of the tax authorities and the banks, taxing securities on a realization basis does not accord with the nature of the financial institutions' activity.

In light of this, on 6 June 1999 the tax authorities sent the banks a draft proposal to amend section 6 of the said Law, pursuant whereto the financial institutions would be taxed on the basis of the increase in the value of the securities, in accordance with the manner of presenting securities in the financial institutions' financial statements.

In co-ordination with the tax authorities, the Bank operates on the basis of the draft law, and the tax provisions are made accordingly.

3. On 29 June 2004 the Income Tax Ordinance (Amendment No. 140 and Temporary Provision) Law, 2004 (the "amendment") was passed by the Knesset. The amendment provides for a gradual reduction of the tax rate for corporations from 36% to 30% in the following manner: for the 2004 tax year the tax rate was 35%, for 2005 it will be 34%, for 2006 it will be 32% and from 2007 and thereafter the tax rate will be 30%.

   On 25 July 2005, the Knesset passed the Income Tax Ordinance (Amendment No. 147 and Temporary Provision) Law, 2005 (the "amendment"). The amendment provides for a gradual reduction of the tax rate for corporations from 34% in 2005 to 25% from 2010 and thereafter in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it will be 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

   The Bank as a "financial institution" for the purposes of the Value Added Tax Law pays profits tax at 17% which constitutes an expense for company tax and therefore the reduction in company tax will result in a reduction of the overall tax rate that applies to the Bank to a lower rate, so that for 2005 the overall tax rate was 43.59%, for 2006 it will be 41.03%, for 2007 - 39.32%, for 2008 - 37.61%, for 2009 - 36.75 and from 2010 and thereafter the overall tax rate will be 35.90%.

4. See Note 1P to the Financial Statements for further details with regard to the Bank's policy for recording the deferred taxes.

5. The Bank has been issued with final assessments for the period up to and including the 2000 tax year. The principal consolidated companies have final assessments up to and including the 1999 tax year. The Bank has been issued with a tax assessment "according to the best judgment" for the 2001 tax year, which the Bank has disputed. The dispute relates to the recognition of specific provisions for doubtful debts. The Bank's position is that these debts are recognized as a current expense in accordance with agreements that were signed with the tax authorities for previous tax years, including 2001.
   The consequences of the 2001 assessment on the Financial Statements are not material.

   See page 186 for further details with regard to the agreement with the Assessing Officer regarding provisions for doubtful debts.

6. See Note 26 to the Financial Statements for further details with regard to the provision for tax of the Bank and subsidiaries, final assessments, accrued losses for tax purposes and differences between the statutory tax rate and the effective tax rate.

Human Resources

Number of Personnel

In 2005 the number of positions in the Group increased by 644, some 5.9%, and on a yearly average increased by 404 positions, some 3.7%. The increase principally derived from an increase in the Group's personnel in Israel.

The major change in the number of the Group's personnel at the end of the year derived from an increase of 473 positions at the Bank in Israel in consequence of moving 332 positions from outsourcing to personnel and an addition of 168 positions for special projects at the Bank at the end of the year. On the other hand, there was a decline of 27 regular positions. In addition, there was an increase of 142 positions in the subsidiaries in Israel and 29 positions overseas.

	Positions at Year's End		Yearly Average	
	2005	2004	**2005**	2004
The Bank in Israel	**8,807**	8,334	**8,554**	8,289
Consolidated subsidiaries in Israel	**1,879**	1,737	**1,835**	1,712
Group total in Israel	**10,686**	10,071	**10,389**	10,001
Overseas: Bank branches and representative offices	**98**	99	**101**	101
Consolidated subsidiaries	**774**	744	**778**	762
Group total in Israel and overseas	**11,558**	10,914	**11,268**	10,864

* "Position" - a full time position including specific overtime, working hours of employees from temporary employment agencies and employment of external consultants.

Signing of Collective Agreement Relating to Privatization

On 30 November 2005 a special collective agreement was signed between the Bank's Management and the employees' representatives in consequence of the Bank's privatization process.

The collective agreement secures the implementation of the employee option plan, the employees' right to purchase 3.873% of the Bank's shares that are due to the employees at a discount of 25%, the payment of an advance in the amount of one salary for social provisions, on account of the 2005 annual bonus, and the securing of the labor constitution and all the existing collective agreements and arrangements at the Bank for five years commencing 1 January 2006.
The employees for their part undertook in the agreement to maintain harmonious labor relations in all matters relating to the Bank's privatization process.

Employee Option Plan

In accordance with the approval of the Minister of Finance and the special collective agreement signed on 30 November 2005 between the Bank's Management and the employees' representatives, it was agreed to distribute options to the employees.

On 22 December 2005 and on 1 January 2006 the Bank's Audit Committee and Board of Directors approved the option plan for the qualified employees of Bank Leumi, the Arab Israel Bank Ltd, Leumi Mortgage Bank Ltd and employees of the Restaurants Association of Bank Leumi le-Israel (R.A.). The plan was approved by the Bank's general meeting on 2 February 2006.

Within the context of the plan, 84,853,960 options convertible into 84,853,960 shares of Bank Leumi, and representing 6% of the Bank's issued and paid-up share capital (ignoring possible dilutions), were allotted to the qualified employees, 7,458 employees, on 14 February 2006, free of consideration.

The options will be exercisable into shares in two equal portions; the first portion at the end of the second year from the date of the allotment of the options and the second portion as from the end of the second year until the end of the third year from the date of the allotment of the options.

The exercise price is NIS 13.465 per share, the said price being linked to the CPI published on 15 October 2005, without interest. The exercise price will be adjusted for the distribution of dividends (the amount whereof is CPI linked), bonus shares and the benefit component in a rights issue, if such be made. The options were granted under the capital gains track.

The options were distributed among the employees proportionately according to 1.011 salaries, that constituted the basis for social provisions for December 2005.

The cost of the option plan, including the fair value of the options and additional expenses, will amount to some NIS 504 million, which will be spread out up till February 2008. Salary expenses in the sum of NIS 221 million will be recorded in 2006, the sum of NIS 252 million in 2007 and NIS 32 million in 2008, before taxes.

See page 20 and Note 15 to the Financial Statements for further details.

Sale of Shares to the Employees

In February 2006 it was agreed with the Accountant-General that the State would offer the employees 2.873% of the Bank's shares at a basic price of NIS 16.10 per share ("the basis price") linked to the CPI for September 2005 until the date of actual payment, plus annual interest of 2% from 24 November 2005. 25% will deducted from the basis price (the "exercise price"). The exercise price will be adjusted for the distribution of the dividend on 28 February 2006 (NIS 0.78 per share). The number of shares that shall be offered to each of the employees shall be determined in proportion (pro rata) with the salary that forms the basis for social provisions for December 2005.

The costs that will be recorded in salary expenses at the time of the transfer of the shares to the employees will total NIS 225 million.

Subject to the approval of the Supervisor of Banks, the Bank will grant the employees a loan to finance the purchase of the shares. The loan will be repayable at the end of four years, linked to the CPI and will not bear interest. The total of the loans to be granted to the employees is estimated at some NIS 466 million. The said figures are only estimates and the final figures will be determined on the day when the shares are transferred to the employees against the payment.

See page 21 and in Note 15 to the Financial Statements for further details.

Remuneration System and Salary Structure

The salary and remuneration systems for the Bank's employees are based upon the correlation between the level of remuneration appropriate to the position of the employee and the contribution of the employee to the Bank. The annual remuneration adjustment is differential, in accordance with the components of position, personal performance, annual evaluation and personal potential.

Labor and Salary Costs (at the Bank)

	2005	2004	2003*
Cost per employee position - NIS thousands (excluding bonus) **	**257.6**	253.6	261.4
Cost per employee position - NIS thousands (including bonus) **	**286.2**	272.6	272.6
Salary per employee position - NIS thousands (excluding bonus)	**175.1**	174.4	181.9
Salary per employee position - NIS thousands (including bonus)	**198.5**	189.9	191.0

* In 2003 a payment of a bonus was agreed upon with the employees' representatives in an amount of one month's salary, in lieu of the personal promotion increment.

** Cost per employee position does not include pension expenses for pensioners and costs of voluntary retirement.

Improving Employee Caliber

The Bank continues its long term efforts to improve the composition of the workforce and to suit them to the needs of the Bank.

Training and Development

The Management of the Bank set itself the goal of improving, through study activities, the capabilities of Bank employees and the business units to attain business goals. In this context, employees participated in 47,674 days of training (compared with 44,264 days of training in 2004). The training activities in 2005 focused on raising the level of professionalism of the employees, their marketing abilities and management skills, all according to the business objectives of the Bank. In addition, Knowledge Management at the Bank and independent learning at the Bank's branches was intensified with the object of making wider use of the knowledge existing in the organization, refining the ability of the employees to study in their units as part of the work routine and increasing the number of those studying at the Bank. Employees participated in 17,598 days of acquiring knowledge and information through the Knowledge Management system (compared with 17,382 days in 2004).

Developing Managers

In 2005, the model for developing managers at Leumi continued in accordance with a three-year plan. This year two additional groups completed the senior employee development plan, the format of an enrichment channel was developed, which enables managers to expand their horizons in diverse subjects, and the examination of a program for preparation before taking up management positions was commenced, for implementation in 2006.

At the same time, the manner of applying the model for developing managers was planned.

Education

The percentage of university graduates at the Bank is on a continuing upward trend and reached 52.3% of all employees, compared with 49% at the end of 2004, 47% in 2003 and 26% in 1995. The percentage of graduates among the managerial staff reached 88.6% in 2005.
This increase in the percentage of graduates stems from a number of reasons:
The acquisition of higher education by the Bank's employees - in 2005, 87 of the Bank's employees completed their studies for bachelor's degrees, 54 for master's degrees and 2 for doctorates.
Recruitment of university graduates - in 2005 the Bank recruited 348 new university graduates (compared with 230 in 2004).
Retirement of non-graduate employees in the context of voluntary retirement.

Employee Rights

The labor relations between the Bank and its employees in Israel, save for those with personal contracts, are primarily based upon a basic collective labor agreement known as the "Labor Constitution" and supplementary collective agreements. These rights were secured for five years in the agreement between the Bank's Management and the employees' representatives dated 30 November 2005. The terms of employment of members of the Bank's Management and certain other senior employees are regulated by personal contracts of employment.

See page 36 for further details in respect of the implications of the reform of the capital market.

Voluntary Retirement

In 2005, 137 employees of the Bank retired under special retirement conditions: 132 employees of the Bank and five employees seconded to subsidiaries in Israel and abroad.

New Employees and Tenure

In 2005 the Bank recruited 348 university graduates and granted tenure to 277 employees. (In 2004 the Bank recruited 230 graduates and granted tenure to 179 employees.)

Organizational Culture - Leumi's Code of Ethics

Leumi, as a large and leading commercial organization which influences the shaping of the social and economic environment in the State, and as an organization that cultivates a unique system of values with its customers, its employees and the community in which it operates, launched the code of ethics, "The Leumi Way", in 2005.

The code defines the human and business values that derive from Leumi's essence and vision, and also the rules of conduct that derive from these values. The code was launched by the Chief Executive Officer at the 2004 Balance Sheet ceremony and was distributed among all Leumi's employees. A comprehensive assimilation process among all Leumi's employees was commenced during 2005, which will continue over the coming years.

Positions according to operational segments:

Average positions in 2005	Managerial Staff	Clerical Officers
Households	1,207	4,569
Small businesses	422	1,105
Corporate banking	539	393
Commercial banking	489	1,152
Construction and real estate	100	67
Private banking	295	353
Financial and other management	143	100
Other	94	240
Total	3,289	7,979

The calculation of the number of positions according to operational segments is based on the management of personnel according to the Bank's main lines of business, with various adjustments and on the basis of estimates, including *inter alia* the total assets managed by the sector. In addition, in calculating the number of positions according to operational segments, employees of head office units, who service all or part of the operational segments of the Bank, have been taken into account.

Committees of the Board of Directors
Administration, Credit, Audit

Board of Directors
Eitan Raff, Chairman

President & Chief Executive Officer
Galia Maor

Finance & Economics
Zeev Nahari, CPA

Corporate & International Banking
Dr. Ehud Shapira

Human Resources
David Bar Lev

Operations Information Systems & Administration
Itzhak Malach

Investments Division
Dov Gilboa

Global Private Banking Division
Zvi Itskovitch

Banking Division
Yona Fogel

Finance & Accounting Division

Commercial Banking Division
Michael Bar-Haim

Corporate Division
Rakefet Russak-Aminoach, CPA

Chief Legal Adviser
Nahum Bitterman, Adv.

Chief Auditor
Joseph Hurwitz

External Relations & Public Affairs
Gideon Schurr

Construction & Real Estate Division
Uzi Levi

International Division
Group Strategy
Prof. Daniel Tsiddon

Group Secretary
Jennifer Janes, Adv.

Risk Management Control Department
Dr. Ruth Arad

Organizational Structure (continued)

The Leumi Group's organizational structure, according to business lines and head-office services, as described below, combines the activity of companies in the fields of banking, finance, the capital market and financial services.

In January 2005, the Bank announced changes in its Management and organizational structure, which are detailed below:

Shmuel Sussman, Deputy Chief Executive Officer, Head of Resources Management and member of the Management of the Bank, retired at the end of the first quarter of 2005, after 45 years with the Bank. Mr. Shmuel Sussman has been appointed Chairman of the Board of Directors of The Arab-Israel Bank.

David Bar Lev, First Executive Vice President, Head of the Banking Division and a member of the Management of the Bank, was appointed Head of Human Resources with effect from 1 March 2005.

Yona Fogel, First Executive Vice President, Head of Marketing and Strategic Development and a member of the Management of the Bank was appointed Head of the Banking Division with effect from 15 January 2005, and will continue to serve as Chairman of the Board of Directors of Leumi Card Ltd., which was transferred to the responsibility of the Banking Division.

In January 2006 the Bank announced the following management changes:

Ehud Moverman, Executive Vice President and Head of the International Division, retired on 1 February 2006 after 45 years with Leumi.

Prof. Daniel Tsiddon, Head of Group Strategy, will now also serve as Head of the International Division, reporting to Dr Ehud Shapira.

Two new units were set up in 2005:

Group Strategy, responsible for Group strategic planning, and overseas mergers and acquisitions (in respect of this function, reporting to Dr. Ehud Shapira). Group Strategy is headed by Prof. Daniel Tsiddon. Prof. Tsiddon is Professor of Economics at Tel Aviv University and served in the past as Head of the Administration of the Kibbutz Arrangement.

External Relations and Public Affairs, responsible for the spokesperson's office, public relations and advertising and activity for the community. External Relations and Public Affairs is headed by Gideon Schurr, who joined the Bank after serving as economic adviser to the Israeli Association of Banks. Previously Mr. Schurr served as Head of External Relations and Public Affairs at the Bank of Israel, as a member of the Management of the Bank of Israel and as a director, on behalf of the State of Israel, of the European Development Bank.

Leumi is organized in four business lines that focus on different market sectors, and each business line specializes in the provision of service to a group of customers. (See also the Operational Segments chapter.)

This form of organization enables the customers to enjoy a high standard of professional service, diverse distribution channels, products that are adapted to their requirements and fast and flexible decision-making processes.

Following are details of the four business lines:

1. **Corporate and International Banking** responsible for formulating the Group's credit policy, and managing and dealing with the Group's overall credit risks, credit procedures and collateral policy.

   Furthermore, it is responsible for designing special transactions, such as project financing in Israel and abroad, financing controlling interest transactions, examining investment plans, and international trade and financing.

   Corporate and international banking's business line is responsible for activity in accordance with the sectors of the economy. The following units operate within the context of this business line:

   Corporate Division that manages the activity of the large business customers in the economy on the basis of sectoral expertise and synergy between the sectors.

   Construction and Real Estate Division that is responsible for the activity of the large building and contracting companies in the economy, with specific expertise and skill in the sphere.

   International Division that is responsible for the banking activity of the Group overseas, save for handling the global private banking customers, who are mostly with the subsidiaries in Switzerland and Luxembourg. The Division's activities include supervision and coordination between the Bank in Israel and the overseas offices, relations with overseas correspondent banks, the management of the foreign currency assets of the Bank and the operation of the foreign currency dealing room.

2. **Commercial Banking Division** manages the activity with regard to middle market companies, through 25 commercial branches organized on a geographic basis in four commercial districts as well as the principal branch in Tel Aviv.

3. **Banking Division** manages the activity of the private customers and small business customers, who receive the full range of services by means of 165 branches organized in eight districts on a geographic basis and by means of a variety of technological/direct distribution channels, including LeumiCall, which provides services to the customers through the telephone. The Division is also responsible for the e-business section and technological initiatives -e-venture. The service and products are adapted to all the customer sectors differentially according to the nature of their banking activity, their characteristics and their needs. The customers are segmented into the following sectors: the business banking sector, "gold" banking and the retail sector.
   The Division coordinates the retail operations in the Group, including the Arab Israel Bank, Leumi Mortgage Bank and Leumicard.

4. **Global Private Banking Division** manages the activity of wealthy customers in Israel and abroad and concentrates on providing high quality service of international standards to these customers. The Division includes the private banking centers in Israel, the banking centers for non-residents, Psagot Ofek Investment House Ltd., The Bank Leumi le-Israel Trust Company Ltd., the Bank's subsidiaries in Switzerland and Luxembourg and also the Group's overseas representative offices in Europe, Latin America, Canada and Australia.

   In December 2004, the Bank of Israel approved the opening of representative offices of the overseas subsidiaries in Israel. So far, representative offices of Bank Leumi Switzerland and Bank Leumi Luxembourg are operating in Israel.

As well as the division between the business lines, the Leumi Group has head office units which give service to the business lines.

Investments Division is responsible for developing innovative financial products and developing investment products, research relating to the capital and money markets, activity in Israeli and foreign securities, including the securities dealing rooms, and the subsidiaries engaged in managing customers' assets – mutual funds, provident funds and supplementary training funds.

Finance and Accounting Division is responsible for the overall financial management of the Bank and coordinates the financial management of the Group. Among the principal fields of responsibility of the Division are: the preparation of the financial statements of the Bank and the Group; management of assets and liabilities and of financial risks; formulation of policy on prices, commissions and financial margins; the tax planning of the Bank and the Group; preparation of the expense budget and supervision of its implementation; coordination of the business plan of the Bank, managing profit centers, monitoring of economic developments and preparation of reviews of branches of the economy and economic forecasts.

Human Resources is responsible for the formulation and implementation of the Bank's human resources policy and, within this overall context, for selection and placement of employees, remuneration of employees, salaries, labor relations, development and advancement of employees, banking training - managerial and general, assimilation of the "Leumi Way" code of ethics, internal communications, internal information, social responsibility, care of the individual, organizational counselling and development and employee welfare.

Operations, Information Systems and Administration is responsible for the computerized, operational and logistical deployment of the Bank and the Group. It co-ordinates the formulation and determines the strategy and activity regarding computers, technology, organization and methods, operations (including the overseas offices' operations and information security), real-estate and procurement and security. It is responsible for carrying out and implementing the operating program based on the Group's strategic aims, the Bank's key aims and the computer policy. It is also responsible, in coordination with the Banking Division, for the e-business unit and the technological initiatives unit (e-venture).

Group Strategy is responsible for the strategic planning of the Group and for mergers and acquisitions abroad, and for developing financial services to answer customers' needs.

External Relations and Public Affairs is responsible for the spokesperson's office and public relations, charitable donations and community relations and Bank and Group advertising.

The **Chief Auditor** is responsible for the internal auditing of the Group, including examination of the Bank's internal control system, examination of the propriety of the Bank's activity from the standpoints of compliance with the law, integrity, savings, efficiency and proper banking practices. The Chief Auditor reports to the Chairman of the Board of Directors.

The **Chief Legal Advisor** is responsible for overall legal counsel to the Bank and its subsidiaries in Israel. In addition, he is responsible for the Compliance Officer, who deals with implementing the Bank's compliance plan in respect of consumer directives and the Prohibition on Money Laundering Law, and is professionally responsible for the compliance officers in a number of subsidiaries.

The Risk Management Control Department, which reports to the Chief Executive Officer, is responsible for mapping, identifying and measuring all the risks in the Group and creating an infrastructure for examining the risks inherent in new activities. The department carries out risk control at the Group level in Israel and abroad, develops methods for measuring and controlling risks, including calculating economic capital. Furthermore, the department controls and coordinates the risk management policy documents and the loan review process in the Group. The preparations for adopting the rules of the Basle Accord in the Group, in accordance with the relevant Bank of Israel directives, are an important part of the department's activity.

See pages 15-17 of the Directors Report for further details.

E. Additional Matters

Leumi for the Community - Donations and Sponsorships

Leumi, which was founded as part of the Zionist vision, has since its establishment acted to develop the economy, the society and the community in which it operates.

Leumi continues to deepen its involvement in the community and society and supports the achievement of important objectives in various social spheres, primarily in education, and also in culture, health, welfare, the community and more.

The Group's involvement in the community is carried out in a number of ways:

- donations through organizations (institutions and non-profit societies) that operate to promote social projects that concentrate on the education and welfare of children and young people;
- involvement by providing sponsorships for educational and cultural activities which benefit the Bank's customers and cultural institutions in Israel and abroad;
- individual attention to populations in grave distress;
- the involvement of the Bank's employees and managers in social projects by the investment of time and other resources to advance social objects.

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation"

Atidim

An important addition to Leumi's involvement in the community in the context of "Leumi Tomorrow", is shown by the long-term commitment signed in August 2005 with the Atidim Project. In such context, Leumi has commited to support the Project in the sum of NIS 20 million over the next five years.

The Atidim Project is a wide-scale national project that commenced in 1999, and is designed to help gifted youngsters from all parts of Israel realize their untapped potential. The project aspires to develop excellence, reinforce the educational infrastructure and boost human capital in the periphery.

The project accompanies the youngsters from junior high school through military service and university, all the way until they are integrated into the labor market. The emphasis throughout is on reinforcing the bond between the participants and the areas in which they live, and on the importance of advancing their own communities.

Inauguration of the 2006 Operational Year

"Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation" embarked on its fifth year of activity in September 2005, as the pupils began signing up for the military service preparatory groups and matriculation study centers of the "Youth Leading Change" Non-Profit Society. Of the 51 military service preparation groups of "Youth Leading Change", 13 are directly financed by "Leumi Tomorrow" - in Dimona, Beer Sheba, Katamon - Jerusalem, Kiryat Menachem - Jerusalem; Ofakim, the Amit Petah Tiqva Boarding School, the Kfar Hayarok Boarding School, Ha'Krayot, Holon, Tiberias, Dalyat El-Carmel, Afula and Jaffa. Average group membership is twenty-five pupils.

Nine matriculation study centers were inaugurated for mathematics, eight of them financed by "Leumi Tomorrow"- in Acre, Haifa, Netanya, Jaffa, Tiberias, Hadera, Jerusalem, Beer Sheba and Kiryat Gat. One hundred pupils commenced studies in the study centers' winter semester.

On 30 September a festive ceremony took place, inaugurating the program for greater accessibility to higher education at the Ben Gurion University of the Negev. The ceremony was attended by the President of the University and the program partners. Some 980 students registered for studies under this program.

The study-programs at the University of Haifa and at the Herzliya Interdisciplinary Center commenced with the opening of the academic year, at the end of October.

Following Leumi's Management decision to intensify involvement in the community, the Bank reached agreement with representatives of the Shevach School on launching joint projects – a study center, forming part of the business administration track, an information security course and the award of grants to needy outstanding students.

A new initiative was inaugurated in the Galilee Panhandle with the participation of the Tel-Hai College. Under a program designated "Striving for Excellence as Far North as Possible", thirty Tel Hai College students will tutor some 100 high school students from Galilee Panhandle communities. Students participating in the activity will be supported through grants..

New Year Project

The "Equal Opportunity" venture operates as part of "Leumi Tomorrow - The Centennial Fund for Endowing Israel's Future Generation". This was established in response to the growing social gaps. Leumi together with the "Yedioth Acharonoth" newspaper decided to render assistance to hundreds of families in severe economic straits in various parts of Israel.

NIS 1 million was accordingly allocated for the distribution of gift coupons to needy families for the New Year. More than 2,000 families from all over Israel received gift coupons worth NIS 500 per family. The target population: families belonging to the "Equal Opportunity" Project, additional families at the recommendation of the social welfare departments of the various towns, and applications from various non-profit societies. The gift coupons were distributed with the aid of Leumi branch employees at more than 50 population points in Israel.

"Young Israel Entrepreneurs - Established by Leumi"

Leumi is a partner in the project and has been supporting it since its establishment in 1989. Each year more than 3,000 young people from all around the country participate in an educational and challenging program, during the course of which they gain experience in

establishing and managing businesses, while learning the essential aspects of business promotion and practice. The participants come from all sectors of Israeli society - veterans, new immigrants and students from the Arab sector.

This year, as in every year Leumi produced and financed the young entrepreneurs project's national competition, and assisted in financing the successful team's travel expenses to the European competition, which was held this year in Oslo, Norway.

Increased Involvement by Employees and Managers

Leumi's Management views the involvement of employees and managers in the community as a key target of its community involvement projects. Leumi is proud of the involvement of its employees in the community, and of the constantly growing number of the Bank's employees who are involved in volunteering activity.

Hundreds of Leumi employees and managers are involved in volunteer activity in various fields: moderating groups of "Young Entrepreneurs", supervising the military service preparation groups of the "Youth Leading Change" Non-Profit Society, supervising matriculation study centers, and aiding families under the "Equal Opportunity" programme.

Scope of Sponsorships and Donations

During 2005, the Leumi Group made donations and gave sponsorships for social purposes in a total of some NIS 18,610 thousand (some NIS 12.9 million in 2004 and some NIS 8.9 million in 2003), of which donations amounted to some NIS 15.9 million.

In addition, commitments have been given for donations in future years totaling some NIS 22.7 million.

Set out below is a breakdown of the total donations and sponsorships granted by the Group in 2005 divided according to the following categories:

education of children and young people	- NIS 10.5 million;
health	- NIS 0.8 million;
culture	- NIS 2.1 million;
community and society	- NIS 5.2 million.

Decisions with regard to the designation and amount of donations are made by the Leumi Tomorrow Non-Profit Society and by the Bank's donations committee, whose members are appointed by the Chief Executive Officer. Applications for donations are given careful and thorough consideration in accordance with criteria that have been determined in written guidelines and approved by the Board of Directors. Large donations are referred to the Board of Directors for approval.

Internal Auditor

The Chief Auditor, Joseph Hurwitz, has served as the Group's internal auditor since October 1995. The Chief Auditor is an employee of the Bank, an attorney by profession, with considerable experience in internal auditing. The Chief Auditor and his team of employees in the Leumi Group in Israel comprise 109.6 positions on an annual average. In addition, local auditors are engaged in overseas subsidiaries in 13 positions.

The Internal Audit Division's annual work plan is derived from four year multi-year planning, that covers all the spheres of the Bank's activity. The frequency of audits is determined according to criteria that include the level of risk and exposure of each unit and activity. In addition to the planned audit, there are audits to check that deficiencies have been rectified, special examinations and vigilance examinations as well as monitoring computer projects. The annual work plan is approved by the Chairman of the Board of Directors and the Audit Committee of the Board of Directors.

The Internal Audit Division's work plan includes a chapter dealing with the annual and multi-year work plan of the consolidated subsidiaries in Israel and abroad. Employees of the Internal Audit Division serve as internal auditors of the Bank's consolidated subsidiaries in Israel. The process of structuring the consolidated companies' work plans is similar to the process of structuring the work plan of the Bank's Internal Audit Division.
Generally, in the financial statements of the companies included on the equity basis there is reference to the work plans of their internal auditors.

The Internal Audit Division operates pursuant to the Internal Audit Law, 1992, the Banking (Internal Audit) Rules, 1992, professional standards of the Institute of Internal Auditors in Israel and the guidelines of the Bank's Board of Directors, which define the functions of the Internal Auditor and the Audit Committee.

The Chief Auditor's organizational superior is the Chairman of the Bank's Board of Directors.

As a rule, upon the issue of audit reports by the Internal Audit Division, and as part of the ongoing work process, discussions are held with the audited entities (branch managers, district managers or managers of other organizational units) on the audit reports and discussions are also held on material findings with the heads of the divisions and the Chief Executive Officer.

Towards the meetings of the Audit Committee, the Chairman of the Audit Committee, in consultation with the Chief Auditor, determines which audit reports will be presented in their totality for discussion at the Audit Committee. Furthermore, lists of all the audit reports issued by the Internal Audit Division in the relevant period, together with a summary of the material findings, are submitted on an ongoing basis for the perusal of all the members of the Audit Committee. They may peruse any audit report they wish and request the Chairman to present it in its entirety for discussion at the Audit Committee. Material audit reports are discussed at the Audit Committee each month, and on occasions twice a month.

At the end of the first and second halves of the year, the Internal Audit Division submits summarizing reports of the audit operations for the relevant periods to the Chairman of the Board of Directors, the Chief Executive Officer and the Chairman of the Audit Committee. They include a summary of the material findings for the relevant period, the auditor's recommendations and the audited entity's replies. In addition, the Internal Audit Division submits to the Chairman of the Board of Directors, the Chief Executive Officer and the Chairman of the Audit Committee an annual report that summarizes the audit operations during the course of the entire year, which also includes monitoring of the performance of the annual work plan.

The Chief Auditor's report for the second half of 2004 was submitted to the Audit Committee on 10 March 2005 and was discussed by it on 20 March 2005.
A summarizing annual report for 2004 was submitted to the Audit Committee on 5 April 2005 and discussed by it on 12 April 2005.
The Chief Auditor's report for the first half of 2005 was submitted to the Audit Committee on 25 August 2005 and was discussed by it on 1 September 2005.

The scope, nature and continuity of the operations and the work plan of the Internal Audit Division are reasonable in the circumstances and they should enable the objects of the Internal Audit at the Bank to be achieved.
The Chief Auditor and the other auditors at the Bank have free, constant and direct access to the Bank's information systems, including financial data, as provided in section 9 of the Internal Audit Law, 1992.

Evaluation of Disclosure Controls and Procedures for the Financial Statements

On 15 November 2004, the Supervisor of Banks published a Directive regarding the certification to be attached to the quarterly and annual statements of banking corporations, to be signed by the chief executive officer and chief accountant/treasurer of the bank or the person actually carrying out this task (in Leumi, the Head of the Finance and Accounting Division) as from the financial statements for the period ending 30 June 2005. On 18 July 2005, the Supervisor of Banks published an amended text of the certification. The text of the certification in the Directive is based on the directives of the SEC and relates to the requirements of section 302 of the Sarbanes-Oxley Act (SOX), According to the Supervisor's Directive, the certification is not brought into effect under the extensive requirements of section 404 of the SOX Act which requires the existence of a system of internal controls according to a defined and accepted framework which is far wider in extent than the disclosure controls required to be operated in relation to the Financial Statements to 30 June 2005 and thereafter.

With the assistance of external consultants, the Bank has determined procedures and set up a disclosure committee, headed by the President and Chief Executive Officer of the Bank, and including members of Management and other senior officers in the manner required to fulfill the requirements of the Directive.

The Management of the Bank, together with the President and Chief Executive Officer and the Head of the Finance and Accounting Division, have evaluated as at the end of the period covered by this Report, the effectiveness of the disclosure controls and procedures of the Bank. On the basis of this evaluation, the President and Chief Executive Officer of the Bank and the Head of the Finance and Accounting Division have concluded that, as at the end of the said period, the disclosure controls and procedures of the Bank are effective for the recording, processing, summarizing and reporting of the information that the Bank is required to disclose in its quarterly financial statements, in accordance with the Directives on reporting to the public of the Supervisor of Banks and at the time required in these Directives.

In the fourth quarter of 2005, no material change to the internal controls on financial reporting of the Bank occurred, except for the procedures that were adopted following the above Directive of the Supervisor of Banks.

Management's Responsibility for the Internal Control of Financial Reporting (SOX Act 404)

On 5 December 2005 the Supervisor of Banks published a circular detailing provisions for the application of the requirements of section 404 of the SOX Act. In section 404, the SEC and the Public Company Accounting Oversight Board determined provisions as to management's responsibility for the internal control over financial reporting and as to the external auditors' opinion with regard to the audit of the internal control over financial reporting.

The Supervisor's directives in the said circular prescribe that:

- banking corporations shall apply the requirements of section 404 and also the SEC's directives that were published thereunder.

- proper internal control requires the existence of a control system in accordance with a defined and recognized framework, and the COSO model meets with the requirements and can be used in order to assess the internal control.

- application of the directive's requirements requires the upgrading and/or establishment of an infrastructure system of internal controls at the bank and the process of developing such systems obliges the bank to deploy and to determine interim stages and targets until the full application thereof.

- the preliminary deployment to carry out the project at the bank and the subsidiaries has to be completed by the date of publication of the report for the first quarter of 2006.

- the project must be completed by the end of the first half of 2008, so that the external auditors' audit will commence in June 2008 and will be completed by the date of the December 2008 Report.

Management of the Bank has begun deployment for implementing the directive.

Remuneration of Senior Office Holders

For the year ending 31 December 2005

Below are details of all the benefits and amounts paid or in respect of which provisions were recorded in the years 2005 and 2004, to the Chairman of the Board of Directors and to the recipients of the five highest salaries among the senior office holders of the Bank.

	2005								
					Loans given on beneficial terms (4)				
	Salary including bonus	Severance pay, provident funds, pension, employee training fund, holidays, jubilee grant and national insurance	Additions to reserves for related expenses due to salary changes in the accounting year	Total salary and related expenses*	Balance as at 31 Dec. 2005	Average period until maturity (years)	Benefit provided over the year	Loans given on regular terms	Other benefits
	NIS thousands								
Mr. E. Raff (1)	**3,610**	**368**	**15**	**3,993**	**-**	**-**	**-**	**420**	**60**
Mrs. G. Maor (2)	**4,951**	**601**	**63**	**5,615**	**137**	**1.88**	**11**	**2**	**99**
Mr. Z. Nahari (3)	**2,776**	**544**	**83**	**3,403**	**101**	**1.72**	**8**	**1,482**	**112**
Dr. E. Shapira (3)	**2,573**	**275**	**69**	**2,917**	**151**	**2.73**	**11**	**4**	**113**
Mr. D. Gilboa (5)	**2,232**	**5,205**	**14**	**7,451**	**149**	**3.02**	**11**	**3**	**123**
Mr. D. Bar Lev	**2,212**	**310**	**68**	**2,590**	**191**	**6.15**	**14**	**-**	**104**

* Does not include salary tax.

(1) The amount includes NIS 1,980 thousand in respect of a bonus which has not been paid and which is subject to the approval of the General Meeting of shareholders.

(2) The Bank undertook to employ the Chief Executive Officer for at least five years, until February 2007, in order to give the Chief Executive Officer an incentive to remain in her position for a period of a further five years from the date of the amendment to her personal contract. The maximum amount of the additional expense to the Bank, were the Chief Executive Officer dismissed immediately, would be NIS 612 thousand (at the end of 2004 it would have been NIS 2,229 thousand) (the "maximum expense amount"). The maximum expense amount was calculated as mentioned above until the expiry of her contract, and it gradually decreases to zero as the period during which the Chief Executive Officer continues to work at the Bank elapses. The maximum expense amount is before tax and includes salary tax. It should be further noted that the Board of Directors has stated that it does not intend dismissing the Chief Executive Officer and therefore no provision in respect of the amendment of the contract is required. The Chief Executive Officer's contract was amended with effect from 31 December 2003. See Note 15B(3)(a) to the Financial Statements for further details.

(3) In the years 1994-2005 the Bank signed personal employment contracts with certain senior employees of the Bank, including members of Management who did not previously have personal contracts. The personal contracts of the Management members were amended with effect from 31 December 2003. See Note 15B(3)(b) to the Financial Statements for further details.

The amount of the Bank's maximum additional expense if the employment of all said employees were terminated immediately would amount to NIS 319 million (NIS 328 million in 2004). These amounts are before tax and include salary tax on the pension obligation. Since it is not reasonable that all the said employees will be dismissed immediately, a global provision of 25% of the above sum in the amount of NIS 79 million (NIS 82 million in 2004) was made. These sums also include the members of Management.

After the amendment to the personal contracts of the Management members, as set forth in Note 15B(3)(b) to the Financial Statements, a specific attribution to the Management members was made out of the said provision, the balance whereof as of 31 December 2005 totaled NIS 11 million (31 December 2004 – NIS 17 million).

(4) Mainly loans given to all the employees to buy shares of the Bank under the 2002 prospectus and an extension of loans given in the past under the 1998 prospectus.

(5) Augmentation principally related to the possibility of immediate retirement on pension.

(6) The Directors and other officers have been insured by the Bank under directors' and officers' liability insurance policies covering the Bank and its subsidiaries and affiliates. The relative premium paid is not included in the above tables, inasmuch as it is insignificant; the total premium amounted to NIS 7,587 thousand and relates to all officers in the insured group.

(7) Based on the business results, the improvement in profitability and the Management members' contribution, bonuses were given that took into account the return achieved on net operating profit, the contribution to the privatization process matter, the Bachar Committee reform and dealing with labor relations at the Bank during the privatization period, as well as achieving the work plan targets, actual performance and the business results.

(8) See pages 20-22 with regard to the option plan that was approved in 2006 and with regard to the sale of shares by the State to the employees.

For further details see Note 15 to the Financial Statements.

Mr. S. Sussman, Deputy Chief Executive Officer and member of the Management of the Bank, retired in April 2005. In 2005 he was paid the following amounts for which a provision had not been made in the past: salary and bonus of NIS 923 thousand, social provisions of NIS 281 thousand and other benefits of NIS 15 thousand.

	2004								
					Loans given on beneficial terms [(1)]				
	Salary including bonus	Severance pay, provident funds, pension, employee training fund, holidays, jubilee grant and national insurance	Additions to reserves for related expenses due to salary changes in the accounting year	Total salary and related expenses*	Balance as at 31 Dec. 2004	Average period until maturity (years)	Benefit provided over the year	Loans given on regular terms	Other benefits
	NIS thousands								
Mr. E. Raff	2,587	361	-	2,948	-	-	-	438	51
Mrs. G. Maor	3,489	826	208	4,523	183	2.87	15	2	60
Mr. S. Sussman	2,133	402	101	2,636	94	2.81	11	-	40
Mr. Z. Nahari	2,141	734	56	2,931	138	2.66	11	1,466	48
Dr. E. Shapira	2,141	385	52	2,578	199	3.55	15	7	50
Mr. M. Bar-Haim	1,367	1,088	2,347	4,802	112	3.89	6	651	53

* Does not include salary tax.

(1) Mainly loans given to all the employees to purchase shares of the Bank according to the 1998-2002 prospectuses.

Auditors' Fees (1)(2)(3)

	Consolidated		Bank	
	2005	2004	**2005**	2004
	NIS thousands			
For auditing activity: (4)				
Joint auditors	**10,310**	9,008	**2,904**	2,705
Other auditors	**9,471**	10,805	**562**	586
Total	**19,781**	19,813	**3,466**	3,291
For related services: (5)(6)				
Joint auditors	**691**	392	**402**	189
Other auditors	**108**	-	-	-
For tax services: (5)				
Joint auditors	**1,408**	678	**339**	300
Other auditors	**273**	534	-	-
For other services:				
Joint auditors	**2,442**	663	**1,895**	203
Other auditors	**6,535**	1,491	-	22
Total	**11,457**	3,758	**2,636**	714
Total auditors' fees	**31,238**	23,571	**6,102**	4,005
Joint auditors' fees from other engagements (7)	-	24	-	-

(1) Report of the Board of Directors to the Annual General Meeting on the auditors' fees in respect of audit and additional services, under sections 165 and 167 of the Companies Law, 1999.

(2) Auditors' fees include payments to partnerships and corporations under their control and also payments required by the VAT Law.

(3) Including fees paid and accumulated fees.

(4) Auditing of annual financial statements and review of interim reports.

(5) Provided services related to prospectuses and tax advice.

(6) Audit related fees, including mainly: prospectuses, special certificates, comfort letters, forms and reports to authorities to which the signature of the auditors is required and audit of businesses purchased during the year.

(7) As reported by the auditors pursuant to section 4 of the directives relating to a conflict of interests and impairment of independence in consequence of the auditors' other engagements, and included above.

Board of Directors

Below are the names of the Directors, their principal occupations and their positions in the Leumi Group and in other bodies:

Name of Director	
Eitan Raff **Jerusalem**	Chairman of the Board of Directors of the Bank and its subsidiaries, Bank Leumi USA, Bank Leumi le-Israel Corporation, Bank Leumi (UK) plc and Leumi & Co. Investment House Ltd. Director, Development Corporation for Israel, New York, Migdal Insurance and Financial Holdings Ltd. and Hadassah Medical Organization Director and Financial Advisor, Wolfson Clore Mayer Corp. Ltd. and its subsidiaries.
Barouch Bahat **Ramat HaSharon**	Entrepreneur, Business Management Director and Owner, B.D. MAD-MET Ltd. Director and Shareholder, Sabco Science Industries Ltd. and Ophir (1992) Motorcycle Import Marketing Ltd. Director, Concretec Ltd., M.L.C. Extrusion Systems Ltd., Inbal – Foundation for Disabled Students Ltd. and Ofek Aerial Photography International Ltd.
Meir Dayan **Raanana**	Economist, International Business Consulting External Director on the Board of Directors of the Bank Director, Real Estate Participations in Israel Ltd., Migdal Shalom Mayer Ltd., and The Hebrew University's Assets Ltd.
Prof. Israel Gilead **Mevasseret Tzion**	Professor of Law, The Hebrew University of Jerusalem. External Director on the Board of Directors of the Bank.
Yaacov Goldman, C.P.A. (Isr.) **Hod Hasharon**	C.P.A. (Isr.), Business Consultant and Company Director Director, CEO and Owner, Maanit-Goldman Management and Investments (2002) Ltd. Director and Shareholder, Sigma Capital Partners Company Ltd. External Director, Elron Electronic Industries Ltd. Director, Mer Telemanagement Solutions Ltd. and Golden House Ltd. Member of Special Control Committee, Premier Club Ltd. Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants.
Rami Avraham Guzman **Ramat Gan**	Company Director, Public/Government Company Advisor Director and Shareholder, Rami Guzman Initiatives and Consulting Ltd. Director, Adamind Ltd., Taldor Communications Ltd., Afcon Electro Mechanics Ltd. and Ampa Investments Ltd. Permanent Advisor, A.M.S. Electronics Ltd. Member of Advisory Committee, Micromedic Technologies Ltd.
Zvi Koren **Jerusalem**	Economic Advisor Director and Shareholder, Teconomy Ltd.
Adv. Jacob Mashaal **Moshav Neve Yaraq**	Company Manager Chairman of the Board of Directors, CEO and Owner, IBECO Ltd. and J. Mashaal & Sons Entrepreneurs Ltd. Chairman of the Board of Directors, CEO and Shareholder, Mashaal Shilo Management and Investments Ltd., A.V.M.S. Investments Ltd. and Lev Afek Ltd. Director and Shareholder, Inbar Lease and Finance Ltd. Director, Private Lease Ltd., Gazit Credit Ltd., Gazit Leasing (part of the Gazit Financing Group) Ltd., Gazit Finances (part of the Gazit Financing Group) Ltd. and Z.A. Collateral Investments Ltd. Member of Management Committee, Moshav Neve Yaraq Ltd.

Name of Director	
Vered Raichman **Kibbutz Glil-Yam**	Owner and CEO, V. A. Raichman Consulting and Management Ltd. External Director, Shrem, Fudim, Kelner & Co. Ltd. Chairman of the Board of Directors, Eden Agricultural Cooperative Society Ltd. Director, Toam Import and Export Agricultural Cooperative Society Ltd. Member of the Investment Committee, Tene Limited Partnership Management Company Ltd.
Nurit Segal **Tel Aviv**	Business and Economic Consultant, Company Director Director, Aspen Building and Development Ltd.
Moshe Vidman **Jerusalem**	Company Manager Representative in Israel of Revlon. Owner, Moshe Vidman Ltd. and Moshe Vidman Holdings (2004) Ltd. External Director, Partner Communications Ltd. Chairman of the Board of Directors, The Hebrew University's Assets Ltd. Director, The Israel Corporation Ltd and subsidiaries: The Israel Corporation – Technologies (Ictech) Ltd., Israel Chemicals Ltd., The Dead Sea Works Ltd. and Rotem Ampert Negev Ltd. Director, Ofer Bros. Properties (1957) Ltd., Ex-Libris Ltd., Jafora Ltd., Jafora-Tabori Ltd., Melisron Ltd. and Rosebud Medical Ltd. Permanent Advisor, Gibor Sport Alpha Socks Ltd.
Shlomo Yanai **Raanana**	CEO, Makhteshim-Agan Industries Ltd. Company Director Director, I.T.L Optronics Ltd.
Chaim Yaron **Ramat HaSharon**	CEO and Owner, B.I.C.- Business & Industrial Consulting Ltd. Director, Paz Gil Ltd.

Report on Directors with Accounting and Financial Expertise

The Supervisor of Banks adopted the directive issued by the Israel Securities Authority under Section 36A of the Securities Law.

Pursuant to the directive, the Board of Directors of the Bank resolved on 15 February 2004 that at least 3 directors with "accounting and financial expertise", as mentioned in the directive, will serve on the Board of Directors of the Bank at all times. This minimum number will allow the Board of Directors to comply with the requirements imposed upon it pursuant to the law and the statutory documents, and in particular with regard to its responsibility for examination of the financial position of the Bank and the preparation of the Financial Statements.

At least 3 directors who comply with the definition in the directive of a "director with accounting and financial expertise" will participate in the discussions regarding the Financial Statements and their approval, such discussions being held by the plenary of the Board of Directors.
There are currently 13 directors serving on the Board of Directors, the legal quorum for its discussions being 7 directors.
In addition, pursuant to the directives of the Bank of Israel, on 22 March 2005 the Board of Directors determined that at least 2 "directors with accounting and financial expertise" will serve on the Audit Committee of the Board of Directors at all times.
There are currently 7 directors serving on the Audit Committee, the legal quorum for its discussions being 4 directors.

A number of the directors who serve on the Board of Directors and Audit Committee comply with the definition appearing in the directive, as detailed above and as follows:

Name of Director	Facts that qualify the Director as having Accounting and Financial Expertise
Barouch Bahat	B.A. in Economics and Political Science, The Hebrew University of Jerusalem; Graduate of Executive Education Program in Accounting, Tel Aviv University. Head of the Manpower Planning Division of the General Staff of the IDF, 1972-1975. CFO of Iscar Blades Ltd. (now Blades Technology Ltd.), 1978-1980; CEO of the company, 1980-1989. Served as chairman of the board of directors, CEO, external director and director of various companies.
Meir Dayan	B.A. in Economics and Political Science and M.B.A. specializing in Finance, The Hebrew University of Jerusalem. Held various economic positions with the Ministry of Finance in Israel and the USA, 1970-1989; chairman of the board of directors, director and CEO of various companies.
Prof. Israel Gilead	B.A. in Law and Economics and Doctorate in Law, The Hebrew University of Jerusalem. External Director and Chairman of the Audit Committee of Atzmauth Mortgage & Development Bank, 1987-1994. External Director and Chairman of the Audit Committee of provident and supplementary training funds of Bank Yahav, 1996-2002; Member of the Investment Committee of Bank Yahav, 1996-2002; Director of Modus Selective Investment Portfolio Management (part of the First International Bank Group), 2003. Dean of the Faculty of Law of The Hebrew University of Jerusalem, 1999-2002.
Yaacov Goldman, C.P.A. (Isr.)	C.P.A. (Isr.), B.A. in Accounting and Economics, Tel Aviv University. Senior Partner at PricewaterhouseCoopers, Certified Public Accountants (Isr.), January 1991 – August 2000; held various audit management positions in the firm, November 1981 – December 1990. Since September 2000, manager and director of various companies. Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants
Rami Avraham Guzman	B.A. in Economics and Political Science and M.A. in Business Administration and Public Administration, The Hebrew University of Jerusalem. Research Fellow in Operations Research, Systems Management and Computers, Stanford University and Stanford Research Institute. Held various economic positions with the Ministry of Finance, 1962-1969, 1971-1977. Vice President Finance and Economics of Electro-Chemical Industries Frutarom, 1977-1982; Vice President Finance of Elscint Ltd., 1982-1983; CEO of Dikla Holdings Ltd., 1983-1985; Director of Finance of Motorola Communications Ltd. and Motorola Israel Ltd., 1985-2004; Vice President of Motorola Inc., 2001-2005. Chairman of the board of directors and director of various companies.
Zvi Koren	B.A. in Economics and Statistics and M.B.A. specializing in Accounting, The Hebrew University of Jerusalem. Held various economic positions in a number of government ministries, including Economic Consul in Australia and New Zealand and Deputy Director-General for Finance of the Ministry of Industry and Trade, 1962-1984; Economic and Trade Consul in Boston, USA, 1989-1990; CEO of the Ministry of Industry and Trade, 1990-1992. CEO of various companies. Director of various companies, including Bank Hapoalim B.M. (Director and Member of the Balance Sheet Committee) and the Industrial Development Bank of Israel Ltd.

Name of Director	Facts that qualify the Director as having Accounting and Financial Expertise
Adv. Jacob Mashaal	B.A. in Economics and Statistics, B.A. in Law and M.B.A., The Hebrew University of Jerusalem. Held various economic positions in a number of government ministries, 1957-1964; CEO of "Maniv" Investments Ltd., 1964-1969; Deputy Head of the Banking Department of the Bank of Israel, 1969-1973; Dissolution of Bank Eretz Yisrael Britania – appointed receiver and administrator to most of the companies in the group, 1974-1980; Deputy Finance President and Head of Finance Division of Supersol Ltd., 1982-1991. Member of Management Committee, Moshav Neve Yaraq Ltd. since 2003.
Vered Raichman	B.A. in Agricultural Economics, The Hebrew University of Jerusalem. Treasurer of Kibbutz Glil-Yam, 1982-1984; Treasurer of the United Kibbutz Movement Fund, 1985-1986; Management of the United Kibbutz Movement Fund, 1987-1989. Operations Manager of Madgal Glil-Yam, 1990-1997; CEO of the enterprise, 1997 – February 2005. External director and director of various companies.
Nurit Segal	B.A. in Economics and Statistics, The Hebrew University of Jerusalem; M.Sc. in Operations Research, Case Western Reserve University, Cleveland, Ohio, USA. Held various economic positions at Bank Hapoalim B.M., 1969 – January 1999, including membership of the boards of directors of various companies on behalf of Bank Hapoalim, including positions as chairman or member of balance sheet and audit committees.
Moshe Vidman	B.A. in Economics and Political Science and M.B.A. specializing in Finance, The Hebrew University of Jerusalem. Held various economic positions in the Ministry of Education and Culture and the Ministry of Finance, 1965-1983, including Deputy Accountant-General. CEO of Aryt Optical Industries Ltd., 1983-1989; CEO of Revlon (Israel) Ltd., 1990-2001; Representative of Revlon in Israel. Permanent Acting Chairman of the Board of Directors and of the Audit Committee and Chairman of the Credit Committee, Mercantile Bank Ltd., 1993-2003; chairman of the board of directors and/or director of various companies.
Shlomo Yanai	B.A. in Political Science and Economics, Tel Aviv University; M.A. in National Resource Management, George Washington University; Graduate of the Advanced Management Program, Harvard Business School. Head of the Southern Command of the IDF, 1996-1998; Head of the Planning Branch of the General Staff of the IDF, 1998-2001; CEO of Makhteshim-Agan Industries Ltd. since 2003. Director of various companies.

Changes to the Board of Directors

During 2005 and up till the publication of the Report, the following changes have taken place to the composition of the Board of Directors:
At the General Meeting held on 29 June 2005, Mr. Rami Avraham Guzman, Mr. Zvi Koren and Adv. Jacob Mashaal were elected as new Directors, in place of Dr. Meir Dvir and Mr. Amir Makov who completed their tenures on 26 June 2005 and Mr. Ariel Ginsburg who did not offer himself for reelection at the said Meeting.
Mr Itzhak Hoffi retired from the Board of Directors on 30 January 2006 and Adv. Rena Shashua-Hasson completed her tenure on 31 January 2006.

During 2005 the Board of Directors held 37 plenary meetings and 95 committee meetings.

Eitan Raff

29 March 2006 — Chairman of the Board of Directors

The following exhibits present detailed financial information for various subjects, sectors and periods:

Consolidated Balance Sheets as at Year Ends 2001-2005

Exhibit A:

	31 December				
	2005	2004	2003	2002	2001
	Reported amounts(a)		Adjusted amounts (b)		
			NIS millions		
Assets					
Cash and deposits with banks	**35,381**	30,033	23,763	23,771	25,720
Securities	**47,825**	43,543	40,262	36,143	41,131
Credit to the public	**177,255**	169,353	169,151	171,761	166,946
Credit to governments	**848**	963	1,129	1,426	1,303
Investments in companies included on the equity basis	**2,064**	1,754	1,361	1,350	1,459
Buildings and equipment	**2,843**	2,668	2,612	2,552	2,429
Other assets	**6,608**	7,468	8,307	6,517	5,784
Total assets	**272,824**	255,782	246,585	243,520	244,772
Liabilities and equity capital					
Deposits of the public	**221,828**	209,652	203,586	205,001	206,448
Deposits from banks	**4,347**	5,655	4,557	3,671	3,673
Deposits from governments	**2,225**	3,025	2,903	2,933	3,648
Debentures, bonds and subordinated notes	**17,253**	11,256	10,613	10,225	9,620
Other liabilities	**10,966**	10,932	10,455	8,130	7,963
Total liabilities	**256,619**	240,520	232,114	229,960	231,352
Minority interest	**205**	276	258	413	448
Shareholders' equity	**16,000**	14,986	14,213	13,147	12,972
Total liabilities and equity capital	**272,824**	255,782	246,585	243,520	244,772

(a) Inflationary adjustment ceased as of the basis of the index of December 2003.
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

Consolidated Statements of Profit and Loss for the Years 2001-2005

Exhibit B:

	For the year ended 31 December				
	2005	2004	2003	2002	2001
	Reported amounts(a)			Adjusted amounts (b)	
	NIS millions				
Net interest income before provision for doubtful debts	**6,628**	6,359	5,975	5,083	5,463
Provision for doubtful debts	**1,426**	1,514	1,883	1,907	1,549
Net interest income after provision for doubtful debts	**5,202**	4,845	4,092	3,176	3,914
Operating and other income					
Operating commissions	**2,810**	2,718	2,507	2,427	2,260
Profits (losses) from investments in shares, net	**43**	43	24	(6)	56
Other income	**865**	642	685	475	507
Total operating and other income	**3,718**	3,403	3,216	2,896	2,823
Operating and other expenses					
Salaries and related expenses	**3,627**	3,248	3,370	3,476	3,347
Building and equipment maintenance and depreciation	**1,168**	1,079	1,064	989	899
Other expenses	**1,275**	1,161	1,169	787	1,068
Total operating and other expenses	**6,070**	5,488	5,603	5,252	5,314
Operating profit before taxes in reported amounts (until year 2002 - adjusted)	**2,850**	2,760	1,705	820	1,423
Inflationary erosion and adjustments(c)	**-**	-	135	-	-
Operating profit before taxes	**2,850**	2,760	(b)1,840	820	1,423
Provision for taxes on operating profit	**1,193**	1,244	(b) 824	262	531
Operating profit after taxes	**1,657**	1,516	(b)1,016	558	892
Group's equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	**378**	410	(b) 152	(32)	54
Minority interest in after-tax operating (profits) losses of subsidiaries	**24**	(22)	(b) (9)	(113)	(28)
Net operating profit	**2,059**	1,904	(b)1,159	413	918
Cumulative effect of change in accounting method at the beginning of the year	**-**	(32)	-	-	-
After-tax profit (loss) from extraordinary items	**77**	(8)	(b) (14)	9	1
Net profit	**2,136**	1,864	(b)1,145	422	919

(a) Inflationary adjustment ceased as of the basis of the index of December 2003. The data for the year 2003 - Inflationary adjustment ceased as of the index of December 2002.

(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

(c) Inflationary erosion and adjustments of income and expenses that were included in the operating profit before taxes in reported amounts after the effect of inflation based on the index of December 2003.

Consolidated Statements of Profit and Loss for the Years 2001-2005 (cont'd)

Exhibit B (cont'd):

	For the year ended 31 December				
	2005	2004	2003	2002	2001
	Reported amounts(a)		Adjusted amounts (b)		
	NIS				
Profit per NIS 1 par value of share capital					
Net operating profit	**1.456**	1.347	0.820	0.292	0.649
Cumulative effect of change in accounting method at the Beginning of the year	**-**	(0.023)	-	-	-
After-tax profit (loss) from extraordinary items	**0.054**	(0.006)	(0.010)	0.006	0.001
Net profit	**1.510**	1.318	0.810	0.298	0.650
	NIS thousands				
Par value of share capital used in the above computation	**1,414,233**	1,414,233	1,414,233	1,414,233	1,414,233

(a) Inflationary adjustment ceased as of the basis of the index of December 2003.
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

Rates of Financing Income and Expenses - on a Consolidated Basis (a)
Reported amounts

Exhibit C:

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(NIS millions)		%	%	(NIS millions)		%	%
Israeli currency – unlinked								
Assets (c)(d)	77,795	4,850	6.24		72,964	4,892	6.70	
Effect of embedded and ALM derivatives (e)	17,889	416			12,716	387		
Total assets	95,684	5,266		5.51	85,680	5,279		6.16
Liabilities (d)	79,422	(2,422)	(3.05)		75,222	(2,592)	(3.45)	
Effect of embedded and ALM derivatives (e)	7,455	(22)			5,779	(16)		
Total liabilities	86,877	(2,444)		(2.81)	81,001	(2,608)		(3.22)
Interest margin			3.19	2.70			3.25	2.94
Israeli currency - Linked to the CPI								
Assets (c)(d)	55,485	4,337	7.82		57,083	3,614	6.33	
Effect of embedded and ALM derivatives (e)	112	6			95	5		
Total assets	55,597	4,343		7.81	57,178	3,619		6.33
Liabilities (d)	48,489	(3,321)	(6.85)		48,555	(2,593)	(5.34)	
Effect of embedded and ALM derivatives (e)	2,253	(112)			1,651	(69)		
Total liabilities	50,742	(3,433)		(6.76)	50,206	(2,662)		(5.30)
Interest margin			0.97	1.05			0.99	1.03
Foreign currency – (including Israeli currency linked to foreign currency)								
Assets (c)(d)	114,357	8,997	7.87		104,054	3,167	3.04	
Effect of derivatives(e):								
Hedging derivatives	4,622	208			6,240	181		
Embedded derivatives and ALM	53,494	108			50,716	1,190		
Total assets	172,473	9,313		5.40	161,010	4,538		2.82
Liabilities (d)	105,790	(6,064)	(5.73)		97,991	(1,633)	(1.67)	
Effect of derivatives(e):								
Hedging derivatives	4,565	(206)			6,099	(169)		
Embedded derivatives and ALM	61,446	(982)			55,714	(684)		
Total liabilities	171,801	(7,252)		(4.22)	159,804	(2,486)		(1.56)
Interest margin			2.14	1.18			1.37	1.26

See footnotes on page 218 below.

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Rates of Financing Income and Expenses - on a Consolidated Basis(a) (cont'd)
Reported amounts

Exhibit C (cont'd):

	For the year ended 31 December							
	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(NIS millions)		%	%	(NIS millions)		%	%
Total:								
Monetary assets generating interest income (d) (f)	247,637	18,184	7.34		234,101	11,673	4.99	
Effect of derivatives (e):								
Hedging derivatives	4,622	208			6,240	181		
Embedded derivatives and ALM	71,495	530			63,527	1,582		
Total assets	323,754	18,922		5.84	303,868	13,436		4.42
Total monetary liabilities generating interest expenses (d)	233,701	(11,807)	(5.05)		221,768	(6,818)	(3.07)	
Effect of derivatives (e):								
Hedging derivatives	4,565	(206)			6,099	(169)		
Embedded derivatives and ALM	71,154	(1,116)			63,144	(769)		
Total liabilities	309,420	(13,129)		(4.24)	291,011	(7,756)		(2.66)
Interest margin			2.29	1.60			1.92	1.76
In respect of options		(13)				23		
In respect of other derivatives (excluding options, hedging derivative instruments, ALM derivative and embedded derivatives which have been separated (e))		18				18		
Financing commissions and other financing income (g)		852				709		
Other financing expenses		(22)				(71)		
Net interest income before provision for doubtful debts		6,628				6,359		
Provision for doubtful debts (including general and supplementary provision)		(1,426)				(1,514)		
Net interest income after provision for doubtful debts		5,202				4,845		
Total								
Monetary assets generating interest income (d) (f)	247,637				234,101			
Assets derived from derivative instruments (h)	3,438				3,434			
Other monetary assets (d)	3,060				3,432			
General provision and supplementary provision for doubtful debts	(1,047)				(1,069)			
Total monetary assets	253,088				239,898			
Total								
Monetary liabilities generating interest expenses (d)	233,701				221,768			
Liabilities derived from derivative instruments (h)	3,137				2,848			
Other monetary liabilities (d)	6,321				5,890			
Total monetary liabilities	243,159				230,506			
Total monetary assets exceed monetary liabilities	9,929				9,392			
Non-monetary assets	7,658				7,031			
Non-monetary liabilities	1,771				1,602			
Total capital resources	15,816				14,821			

See footnotes on next page .

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Rates of Financing Income and Expenses - on a Consolidated Basis (a) (cont'd)

Exhibit C (cont'd):

Footnotes:

(a) The data in this exhibit are before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances, and quarterly opening balances in foreign subsidiaries, except for the unlinked Israeli currency sector in which the average balance is based on daily figures, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustments to fair value of debentures held for trading and of the profits (losses) from available for sale debentures, which are included in the shareholders' equity under accumulated other comprehensive income in the item of "Adjustments in respect of presentation of securities available for sale at fair value" in the amount of NIS 228 million in the unlinked Israeli currency sector (2004 – NIS 104 million), NIS 50 million in the index-linked Israeli currency sector (2004 – NIS 30 million) and NIS (30) million in the foreign currency sector including Israeli currency linked to foreign currency (2004 – NIS 96 million), has been deducted from (added to) the average balance of the assets.

(d) Excluding derivative instruments.

(e) Hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives which constitute part of the Bank's asset and liability management system.

(f) The average balance of unrealized profits (losses) from adjustments to fair value of debentures held for trading and available for sale has been added to the average balance of the assets, in the amount of NIS 248 million in the various sectors for the year (2004 – NIS 230 million).

(g) Includes profits and losses on sales of investments in debentures and adjustments to fair value of debentures held for trading.

(h) Average balance of derivative instruments (does not include average of off-balance sheet derivative instruments).

Rates of Financing Income and Expenses - on a Consolidated Basis (a) (cont'd)
Nominal U.S.$

Exhibit C (cont'd):

	2005				2004			
			Rate of income (expenses)				Rate of income (expenses)	
	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)	Average balance(b)	Financing income (expense)	excluding the effect of derivatives	including the effect of derivatives(e)
	(U.S.$ millions)		%	%	(U.S.$ millions)		%	%
Foreign currency:								
Local operations (including Israeli currency linked to foreign currency)								
Assets (c) (d)	16,575	677	4.08		15,170	454	2.99	
Effect of derivatives(e):								
Hedging derivatives	1,033	46			1,391	41		
Embedded derivatives and ALM	11,854	8			11,264	54		
Total assets	29,462	731		2.48	27,825	549		1.97
Liabilities (d)	15,141	(346)	(2.29)		14,056	(174)	(1.24)	
Effect of derivatives(e):								
Hedging derivatives	1,021	(46)			1,360	(38)		
Embedded derivatives and ALM	13,611	(40)			12,353	(11)		
Total liabilities	29,773	(432)		(1.45)	27,769	(223)		(0.80)
Interest margin			1.79	1.03			1.75	1.17
Foreign currency - foreign operations (integrated operations)								
Assets (c) (d)	8,982	390	4.34		8,071	282	3.49	
Effect of embedded and ALM derivatives (e)	61	8			43	2		
Total assets	9,043	398		4.40	8,114	284		3.51
Liabilities(d)	8,508	(249)	(2.93)		7,803	(139)	(1.78)	
Effect of embedded and ALM derivatives (e)	87	-			68	-		
Total liabilities	8,595	(249)		(2.91)	7,871	(139)		(1.76)
Interest margin			1.41	1.49			1.71	1.75
Total								
Monetary assets in foreign currency generating financing income (c)(d)	25,557	1,067	4.17		23,241	736	3.17	
Effect of derivatives(e):								
Hedging derivatives	1,033	46			1,391	41		
Embedded derivatives and ALM	11,915	16			11,307	56		
Total assets	38,505	1,129		2.93	35,939	833		2.32
Monetary liabilities in foreign currency generating financing expense (d)	23,649	(595)	(2.52)		21,859	(313)	(1.43)	
Effect of derivatives(e):								
Hedging derivatives	1,021	(46)			1,360	(38)		
Embedded derivatives and ALM	13,698	(40)			12,421	(11)		
Total liabilities	38,368	(681)		(1.78)	35,640	(362)		(1.02)
Interest margin			1.65	1.15			1.74	1.30

See footnotes on next page.

Rates of Financing Income and Expenses - on a Consolidated Basis (cont'd)
Nominal U.S.$

Exhibit C (cont'd):

Footnotes:

(a) The data in this exhibit are before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(b) Based on monthly opening balances and quarterly opening balances in foreign subsidiaries, and after deduction of the average balance sheet balance of the specific provision for doubtful debts.

(c) The average balance of unrealized profits (losses) from adjustments to fair value of debentures held for trading and available for sale has been deducted from (added to) the average balance of the assets, in the amount of US$ (7) million for 2005 (2004 – US$ 21 million).

(d) Excluding derivative instruments.

(e) Hedging derivative instruments (excluding options), embedded derivatives which have been separated, and ALM derivatives that constitute part of the Bank's asset and liability management system.

Note - Full details of the rates of financing income and expenses in each sector, by the various balance sheet categories, are available on request.

Analysis of Exposure to Interest Rate Fluctuations - on a Consolidated Basis

Exhibit D:

	31 December 2005												31 December 2004	
	On demand up to one month	One month to three months	Three months to one year	One year to three years	Three years to five years	Over five years to ten years	Over ten years to twenty years	Over twenty years	Without fixed maturity (a)	Total	Internal yield rate	Average maturity	Internal yield rate	Average maturity
	Reported amounts												Reported amounts	
	NIS millions										%	Years	%	Years
Israeli currency - unlinked														
Total assets	61,564	9,168	5,420	3,596	3,169	1,051	2	-	1,168	85,138	6.31	0.41	7.14	0.46
Total liabilities	68,255	3,614	7,374	6,221	615	267	115	29	345	86,835	4.31	0.33	5.13	0.34
Difference	(6,691)	5,554	(1,954)	(2,625)	2,554	784	(113)	(29)	823	(1,697)	2.00	0.08	2.01	0.12
Effect of future transactions and special commitments	4,655	742	4,612	210	(14)	(119)	-	-	-	10,086				
Exposure to interest rate fluctuations in the sector	(2,036)	6,296	2,658	(2,415)	2,540	665	(113)	(29)	823	8,389				
Accumulated exposure in the sector	(2,036)	4,260	6,918	4,503	7,043	7,708	7,595	7,566	8,389	8,389				
Israeli currency linked to the CPI														
Total assets	1,567	2,433	11,035	14,697	9,937	10,668	4,258	245	129	54,969	5.46	4.06	5.74	3.94
Total liabilities	1,251	2,810	10,360	15,029	6,769	10,088	3,460	395	183	50,345	4.78	3.78	5.03	3.56
Difference	316	(377)	675	(332)	3,168	580	798	(150)	(54)	4,624	0.68	0.28	0.71	0.38
Effect of future transactions and special commitments	(239)	(149)	(2,791)	(155)	45	21	(94)	-	-	(3,362)				
Exposure to interest rate fluctuations in the sector	77	(526)	(2,116)	(487)	3,213	601	704	(150)	(54)	1,262				
Accumulated exposure in the sector	77	(449)	(2,565)	(3,052)	161	762	1,466	1,316	1,262	1,262				
Foreign currency (b)														
Total assets	63,227	32,087	15,198	8,603	2,544	1,856	834	47	379	124,775	3.77	0.59	3.66	0.64
Total liabilities	65,350	24,034	17,679	5,608	1,568	3,148	33	4	348	117,772	3.18	0.53	2.11	0.63
Difference	(2,123)	8,053	(2,481)	2,995	976	(1,292)	801	43	31	7,003	0.59	0.06	1.55	0.01
Effect of future transactions and special commitments	(5,418)	(3,202)	(304)	2,279	(151)	72	-	-	-	(6,724)				
Exposure to interest rate fluctuations in the sector	(7,541)	4,851	(2,785)	5,274	825	(1,220)	801	43	31	279				
Accumulated exposure in the sector	(7,541)	(2,690)	(5,475)	(201)	624	(596)	205	248	279	279				

See footnotes on next page.

Analysis of Exposure to Interest Rate Fluctuations - on a Consolidated Basis

Exhibit D (cont'd):

	31 December 2005												31 December 2004	
	On demand up to one month	One month to three months	Three months to one year	One year to three years	Three years to five years	Over five years to ten years	Over ten years to twenty years	Over twenty years	Without fixed maturity (a)	Total	Internal yield rate	Average maturity	Internal yield rate	Average maturity
	Reported amounts												Adjusted amounts(b)	
	NIS millions										%	Years	%	Years
Total exposure to interest rate fluctuations														
Total assets (c)	126,358	43,688	31,653	26,896	15,650	13,575	5,094	292	9,618	272,824		1.27		1.32
Total liabilities (c)	134,856	30,458	35,413	26,858	8,952	13,503	3,608	428	2,543	256,619		1.10		1.13
Difference	(8,498)	13,230	(3,760)	38	6,698	72	1,486	(136)	7,075	16,205		0.17		0.19
Effect of future transactions and special commitments	(1,002)	(2,609)	1,517	2,334	(120)	(26)	(94)	-	-	-				
Total exposure to interest rate fluctuations	(9,500)	10,621	(2,243)	2,372	6,578	46	1,392	(136)	7,075	16,205				
Total accumulated exposure	(9,500)	1,121	(1,122)	1,250	7,828	7,874	9,266	9,130	16,205	16,205				

(a) The figures in the "without fixed maturity" column are the non-discounted figures as stated in the balance sheet, including overdue balances in the amount of NIS 829 million.
(b) Local operations, including Israeli currency linked to foreign currency and integrated operations abroad.
(c) Including non-monetary assets in the "without fixed maturity" column.

General notes:
(1) Full details of the effect of changes in the interest rates in each sector, by the various balance sheet categories, are available on request.
(2) In this table, the data for each period represent the present value of the future cash flows discounted at the internal rate of return of the balance sheet category. The capitalized future cash flows, as stated, include interest to be accrued up to the earlier of repayment date or the date of change of the interest.
(3) The effect of hedging transactions is included in total assets or total liabilities, as relevant.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis
Reported amounts

Exhibit E:

	31 December 2005				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,761	329	2,090	(27)	365
Industry	20,102	9,814	29,916	491	3,181
Construction and real estate	27,765	14,196	41,961	276	5,642
Electricity and water	1,914	694	2,608	1	33
Commerce	16,120	3,079	19,199	259	2,303
Hotels and restaurants	4,455	502	4,957	(4)	1,769
Transport and storage	3,818	927	4,745	19	321
Communications and computer services	6,305	996	7,301	164	1,294
Financial services	14,297	6,252	20,549	4	616
Other business services	4,889	1,174	6,063	38	673
Public and community services	5,538	843	6,381	18	566
Private individuals - loans for housing	27,736	3,097	30,833	109	945
Private individuals - other	18,229	21,143	39,372	72	1,078
Total	152,929	63,046	215,975	1,420	18,786
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,187	762	3,949	-	786
Local authorities (e)	3,546	145	3,691	-	306
Activities of borrowers abroad					
Agriculture	48	22	70	12	1
Industry	5,275	5,586	10,861	1	109
Construction and real estate	4,727	1,132	5,859	-	507
Electricity and water	133	2	135	-	-
Commerce	6,748	4,393	11,141	(1)	148
Hotels and restaurants	1,249	67	1,316	(1)	-
Transport and storage	1,387	228	1,615	-	17
Communications and computer services	396	747	1,143	-	2
Financial services	8,682	4,736	13,418	1	99
Other business services	910	597	1,507	(4)	25
Public and community services	1,162	224	1,386	-	2
Private individuals	2,811	666	3,477	(1)	106
Total	33,528	18,400	51,928	7	1,016

(a) Including credit to the public in the amount of NIS 178,173 million, investments in debentures of the public in the amount of NIS 6,330 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 1,954 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Credit to the Public - Risk by Economic Sector - on a Consolidated Basis (cont'd)
Adjusted Amounts

Exhibit E (cont'd):

	31 December 2004				
	Balance sheet credit risk (a)	Off-balance sheet credit risk (b)	Total credit risk	Addition for the year to the specific provision for doubtful debts	Balance of problematic debts (c)(f)
	NIS millions				
Activities of borrowers in Israel					
Agriculture	1,604	284	1,888	35	405
Industry	(f) 19,019	8,823	27,842	248	3,015
Construction and real estate	28,141	11,838	39,979	318	5,426
Electricity and water	1,987	1,314	3,301	1	41
Commerce	(f) 16,588	2,808	19,396	239	2,939
Hotels and restaurants	4,290	683	4,973	58	1,828
Transport and storage	3,076	958	4,034	65	318
Communications and computer services	6,118	1,298	7,416	57	2,061
Financial services	(f) 11,564	4,965	16,529	249	790
Other business services	4,665	1,114	5,779	35	673
Public and community services	5,909	706	6,615	(17)	552
Private individuals – loans for housing	26,894	1,845	28,739	76	985
Private individuals - other	16,265	20,960	37,225	115	1,052
Total	146,120	57,596	203,716	1,479	20,085
Credit risk included within the various economic sectors:					
Settlement movements (d)	3,316	497	3,813	-	984
Local authorities (e)	3,502	79	3,581	-	341
Activities of borrowers abroad					
Agriculture	100	16	116	-	1
Industry	4,941	2,926	7,867	13	103
Construction and real estate	5,144	730	5,874	-	534
Electricity and water	105	-	105	-	-
Commerce	5,606	3,189	8,795	21	137
Hotels and restaurants	1,080	212	1,292	(1)	129
Transport and storage	1,403	200	1,603	-	-
Communications and computer services	446	445	891	4	2
Financial services	(f) 8,272	3,413	11,685	4	4
Other business services	791	615	1,406	(3)	14
Public and community services	1,011	326	1,337	2	4
Private individuals	2,461	688	3,149	1	101
Total	31,360	12,760	44,120	41	1,029

(a) Including credit to the public in the amount of NIS 170,218 million, investments in debentures of the public in the amount of NIS 5,326 million and other assets in respect of derivative instruments which represent transactions of the public in the amount of NIS 1,936 million.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

(c) Balances of problematic debt net of credit covered by collateral allowed as a deduction for purposes of individual and group borrower limits, including off-balance sheet risk components.

(d) Kibbutzim and moshavim, regional and national organizations and corporations controlled by the settlement movement.

(e) Including corporations under their control.

(f) Reclassified.

Note - Balances of credit risk, off balance sheet credit risk and balances of problematic debts are stated net of specific provisions for doubtful debts.

Multi-quarter data
Condensed Consolidated Balance Sheets as at the End of Each Quarter of the Years 2005 and 2004
Reported amounts

Exhibit F:

Year	2005				2004			
Quarter	4	3	2	1	4	3	2	1
	NIS millions				NIS millions			
Assets								
Cash and deposits with banks	35,381	28,768	35,403	31,333	30,033	22,406	25,715	24,743
Securities	47,825	48,382	46,080	44,692	43,543	42,775	40,881	40,530
Credit to the public	177,255	175,054	169,674	168,921	169,353	169,989	169,411	168,479
Credit to governments	848	894	929	913	963	1,038	1,020	1,104
Investments in companies included on equity basis	2,064	2,043	1,825	1,843	1,754	1,649	1,531	1,424
Buildings and equipment	2,843	2,817	2,773	2,710	2,668	2,631	2,611	2,619
Other assets	6,608	6,778	6,914	6,493	7,468	6,397	6,975	7,249
Total assets	272,824	264,736	263,598	256,905	255,782	246,885	248,144	246,148
Liabilities and equity capital								
Deposits of the public	221,828	215,603	216,423	210,109	209,652	202,776	204,503	202,180
Deposits from banks	4,347	4,852	5,539	5,986	5,655	5,762	5,071	5,498
Deposits from governments	2,225	2,494	2,588	3,070	3,025	2,937	2,967	3,114
Debentures, bonds and subordinated notes	17,253	14,922	13,346	12,673	11,256	10,958	10,857	10,662
Other liabilities	10,966	9,889	9,367	9,339	10,932	8,632	9,542	(a) 9,905
Total liabilities	256,619	247,760	247,263	241,177	240,520	231,065	232,940	231,359
Minority interest	205	247	249	267	276	264	263	262
Shareholders' equity	16,000	16,729	16,086	15,461	14,986	15,556	14,941	(a) 14,527
Total liabilities and equity capital	272,824	264,736	263,598	256,905	255,782	246,885	248,144	246,148

(a) Restated - Accounting Standard No. 19, Taxes on Income.

Multi-quarter data
Condensed Consolidated Statements of Profit and Loss for Each Quarter of the Years 2005 and 2004
Reported Amounts

Exhibit G:

Year	2005				2004			
Quarter	4	3	2	1	4	3	2	1
	NIS millions							
Net interest income before provision for doubtful debts	1,687	1,744	1,605	1,592	1,590	1,601	1,623	1,545
Provision for doubtful debts	321	166	494	445	530	322	261	401
Net interest income after provision for doubtful debts	1,366	1,578	1,111	1,147	1,060	1,279	1,362	1,144
Operating and other income								
Operating commissions	708	713	696	693	679	670	680	689
Profits (losses) from investments in shares, net	(2)	20	18	7	9	13	12	9
Other income	203	283	192	187	189	152	154	147
Total operating and other income	909	1,016	906	887	877	835	846	845
Operating and other expenses								
Salaries and related expenses	898	1,010	855	864	854	813	747	834
Building and equipment maintenance and depreciation	305	303	283	277	278	273	269	259
Other expenses	419	286	291	279	340	268	286	267
Total operating and other expenses	1,622	1,599	1,429	1,420	1,472	1,354	1,302	1,360
Operating profit before taxes	653	995	588	614	465	760	906	629
Provision for taxes on operating profit	310	478	172	233	218	329	473	224
Operating profit after taxes	343	517	416	381	247	431	433	405
Group's equity in after-tax operating profits of companies included on equity basis, net of related tax effect	64	53	120	141	116	111	122	61
Minority interest in after-tax operating (profits) losses of subsidiaries	9	1	5	9	(15)	(1)	(3)	(3)
Net operating profit	416	571	541	531	348	541	552	463
Cumulative effect of change in accounting method at the beginning of the year	-	-	-	-	-	-	(a) -	(a) (32)
After-tax profit (loss) from extraordinary items	46	(3)	37	(3)	(3)	(2)	(1)	(2)
Net profit for the period	462	568	578	528	345	539	551	429

(a) Restated - Accounting Standard No. 19, Taxes on Income.

Multi-quarter data (cont'd)
Condensed Consolidated Statements of Profit and Loss for Each Quarter of the Years 2005 and 2004
Reported Amounts

Exhibit G (cont'd):

Year	2005				2004			
Quarter	4	3	2	1	4	3	2	1
	NIS				NIS			
Profit per NIS 1 par value of share capital								
Net operating profit	0.294	0.404	0.383	0.375	0.247	0.383	0.390	0.327
Cumulative effect of change in accounting method at the beginning of the year	-	-	-	-	-	-	(a) -	(a) (0.023)
After-tax profit (loss) from extraordinary items	0.032	(0.002)	0.026	(0.002)	(0.003)	(0.001)	(0.001)	(0.001)
Net profit for the period	0.326	0.402	0.409	0.373	0.244	0.382	0.389	0.303
	NIS thousands				NIS thousands			
Par value of share capital used in the above calculation	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233	1,414,233

(a) Restated - Accounting Standard No. 19, Taxes on Income.

Bank Leumi le-Israel B.M. and its subsidiaries

Classification of Loan Balances to Less Developed Countries (LDC) by Geographical Area of Final Risk
Reported Amounts

Exhibit H:

	2005			2004		
	Loans (a)	Off-balance sheet credit risk (b)	Total	Loans (a)	Off-balance sheet credit risk (b)	Total
	NIS millions			NIS millions		
Asia	-	58	58	43	80	123
Eastern Europe	81	114	195	79	126	205
Africa	-	-	-	11	5	16
South America	-	41	41	-	49	49
Total	81	213	294	133	260	393

(a) After the deduction of the specific provision for doubtful debts.

(b) Credit risk on off-balance sheet financial instruments as calculated for the purpose of per borrower credit limitations.

Certification

I, Galia Maor, certify that:

1. I have reviewed the Annual Report of Bank Leumi le-Israel B.M. (the "Bank") for 2005 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity and cash flows of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

29 March 2006

Galia Maor
President and Chief Executive Officer

Certification

I, Zeev Nahari, certify that:

1. I have reviewed the Annual Report of Bank Leumi le-Israel B.M. (the "Bank") for 2005 (the "Report").

2. Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to prevent the statements included therein from being, in light of the circumstances under which such statements were made, misleading with respect to the period covered by the Report.

3. Based on my knowledge, the Financial Statements, and other financial information included in the Report, fairly present in all material respects the financial condition, results of operations and changes in shareholders' equity and cash flows of the Bank as of, and for, the periods presented in the Report.

4. I and the Bank's other certifying officers are responsible for establishing and maintaining the disclosure controls and procedures required for the Bank's Report and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Bank, including its consolidated corporations, is made known to us by others within the Bank and those corporations, particularly during the period in which the Report is being prepared;

   (b) evaluated the effectiveness of the Bank's disclosure controls and procedures and presented our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the Report, based on our evaluation; and

   (c) disclosed in the Report any change in the Bank's internal control over financial reporting that occurred during the fourth quarter that has materially affected, or is reasonably likely to materially affect, the Bank's internal control over financial reporting; and

5. I and the Bank's other certifying officers have disclosed to the Joint External Auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on our most recent evaluation of internal control over financial reporting:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Bank's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The above does not prejudice my responsibility or the responsibility of any other person, pursuant to any law.

29 March 2006

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

Board of Directors and Management Report on Responsibility for the Annual Report

The Annual Report was prepared by the Management of the Bank, which is responsible for its fairness. This report includes financial statements prepared in accordance with generally accepted accounting and reporting principles provided by the directives and guidelines of the Supervisor of Banks, additional data prepared in accordance therewith and other data.
The preparation of periodic financial statements also requires the preparation of estimates for purposes of determining certain amounts and items in the statements. These estimates are prepared by the Management in accordance with its best judgment.

In order to ensure the fairness of the Bank's financial report, the Bank's Management uses a comprehensive internal auditing system, the purpose of which to ensure that all transactions of the Bank are conducted based on proper authorizations, that the Bank's assets are fully protected and secured, and that the accounting figures constitute a reliable basis for the preparation of the financial statements. The internal auditing system is limited by its nature, as it does not provide absolute certainty, but rather reasonable certainty, with respect to its ability to discover and prevent mistakes and irregular acts. The principle of reasonable certainty is based on the awareness that decisions concerning the amount of resources to be invested in the operation of the auditing methods must, by reason of the nature of things, take into account the benefit of operating these procedures.

The Bank's Board of Directors, which is responsible for the preparation and approval of the financial statements in accordance with section 92 of the Companies Law, establishes the accounting policy, supervises its implementation, determines the structure of the internal audit system and oversees its functioning. The President and Chief Executive Officer is responsible for the ongoing management of the Bank's affairs within the framework of the policy established by the Board of Directors and subject to its instructions. The Bank's Management acts according to the policy established by the Board of Directors. The Board of Directors, by means of its committees, holds ongoing meetings with the Bank's Management, the Chief Auditor and the Joint Auditors of the Bank, in order to review the scope and results of their work.

The Joint Auditors of the Bank, Kost Forer Gabbay & Kasierer and Somekh Chaikin, audited the Bank's annual financial statements in accordance with accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 5733-1973, and certain auditing standards that were published by the American Institute of Certified Public Accountants and the implementation of which in audit of banking institutions was required in guidelines of the Supervisor of Banks. The objective of the audit is to enable the auditors to express an opinion regarding the extent to which these financial statements reflect, in accordance with accepted accounting and reporting principles provided by the directives and guidelines of the Supervisor of Banks, the financial condition of the Bank, the results of its activity, and changes in its shareholders' equity and its cash flows. In accordance with section 170 of the Companies Law, the Joint Auditors are responsible to the Bank and its shareholders for that stated in their opinion concerning the financial statements. The Joint Auditors' Report is attached to the annual financial statements.

In addition, the information in the Directors' Report and the Management Review (hereinafter: the "accompanying data") was provided to the Joint Auditors for their examination, so that they could notify the Bank if a material discrepancy exists between the data in the financial statements and the accompanying data, or if the accompanying data include information that does not materially conform with the facts or other information that came to the attention of the Joint Auditors during their audit. Notification as aforesaid was not received from the Joint Auditors. The Joint Auditors did not adopt procedures for this purpose in addition to those that they are required to adopt for purposes of auditing the financial statements.

Eitan Raff
Chairman of the Board of Directors

Galia Maor
President and Chief Executive Officer

Zeev Nahari
Deputy Chief Executive Officer
Head of Finance and Accounting Division

29 March, 2006

Report of the Joint Auditors to the Shareholders of
Bank Leumi le-Israel B.M.

We have audited the accompanying consolidated balance sheets of Bank Leumi le-Israel B.M. ("the Bank") and its subsidiaries ("the Group") as at 31 December 2005 and 2004, and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows, for each of the three years the last of which ended 31 December 2005. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the foreign subsidiaries, whose assets constitute approximately 13% and approximately 12% of the total consolidated assets as at 31 December 2005 and 2004, respectively and whose net interest income before provision for doubtful debts constitutes approximately 7%, approximately 9% and approximately 10% of the total consolidated interest income before provision for doubtful debts for the years ended 31 December 2005, 2004, and 2003, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance), 5733-1973 and certain auditing standards implementation of which in audit of banking institutions was required in guidelines of the Supervisor of Banks. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Bank, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at 31 December 2005 and 2004, and the consolidated results of operations, changes in shareholders' equity and cash flows of the Group for each of the three years the last of which ended 31 December 2005, in conformity with generally accepted accounting principles. Furthermore, the consolidated financial statements have, in our opinion, been prepared in accordance with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1B, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board and the directives of the Supervisor of Banks. The financial statements for the year ended December 2003 are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel, except for profit and loss items up to and including the item of operating profit before taxes, which are stated in reported amounts as described in Note 1(B)(6), and in accordance with the directives and guidelines of the Supervisor of Banks.

Without qualifying our above opinion we draw attention to Note 18 I(2) and (4) regarding claims against the Bank and against a subsidiary, including applications for their approval as class actions, to Note 18P regarding uncertainties relating to a company included on equity basis. The Bank is unable to estimate the implications for the Bank, if any, on its financial position and operating results, of the said matters, and whether or not they will be material. Furthermore, we draw attention to Note 31 regarding the legislation of the capital market reform. The Note states, inter alia, that the carrying out of all the legislative directives may have an adverse effect on the Group's business, whose precise extent cannot be estimated at this stage in light of uncertainties which still exist in various issues.

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)

Somekh Chaikin
Certified Public Accountants (Isr.)

Joint Auditors

29 March, 2006

Consolidated Balance Sheets as at 31 December 2005

Reported Amounts (a)

	Note	31 December 2005	31 December 2004
		NIS millions	
Assets			
Cash and deposits with banks	2	**35,381**	30,033
Securities	3	**47,825**	43,543
Credit to the public	4	**177,255**	169,353
Credit to governments	5	**848**	963
Investments in companies included on equity basis	6	**2,064**	1,754
Buildings and equipment	7	**2,843**	2,668
Other assets	8	**6,608**	7,468
Total assets		**272,824**	255,782
Liabilities and equity capital			
Deposits of the public	9	**221,828**	209,652
Deposits from banks	10	**4,347**	5,655
Deposits from governments		**2,225**	3,025
Debentures, bonds and subordinated notes	11	**17,253**	11,256
Other liabilities	12	**10,966**	10,932
Total liabilities		**256,619**	240,520
Minority interest		**205**	276
Shareholders' equity	13	**16,000**	14,986
Total liabilities and equity capital		**272,824**	255,782

(a) See Note 1B.

The accompanying notes are an integral part of these consolidated financial statements.

For condensed financial statements of the Bank separately – see Note 30.

Eitan Raff	Meir Dayan	Prof. Israel Gilead	Galia Maor	Zeev Nahari
Chairman of the Board	Director	Director	President and Chief Executive Officer	Deputy Chief Executive Officer Head of Finance and Accounting Division

Date of the signing of the financial statements: 29 March, 2006

Consolidated Statements of Profit and Loss for the year ended 31 December 2005

Reported Amounts (a)

	Note	2005	2004	2003
		NIS millions		
Net interest income before provision for doubtful debts	20	**6,628**	6,359	5,975
Provision for doubtful debts	4	**1,426**	1,514	1,883
Net interest income after provision for doubtful debts		**5,202**	4,845	4,092
Operating and other income				
Operating commissions	21	**2,810**	2,718	2,507
Profits from investments in shares, net	22	**43**	43	24
Other income	23	**865**	642	685
Total operating and other income		**3,718**	3,403	3,216
Operating and other expenses				
Salaries and related expenses	24	**3,627**	3,248	3,370
Building and equipment maintenance and depreciation		**1,168**	1,079	1,064
Other expenses	25	**1,275**	1,161	1,169
Total operating and other expenses		**6,070**	5,488	5,603
Operating profit before taxes		**2,850**	2,760	1,705
Inflationary erosion and adjustments (c)		**-**	-	135
Operating profit before taxes		**2,850**	2,760	(b) 1,840
Provision for taxes on operating profit	26	**1,193**	1,244	(b) 824
Operating profit after taxes		**1,657**	1,516	(b) 1,016
Group's equity in after-tax operating profits of companies included on equity basis, net of related tax effect	6	**378**	410	(b) 152
Minority interest in after-tax operating (profits) losses of subsidiaries		**24**	(22)	(b) (9)
Net operating profit		**2,059**	1,904	(b) 1,159
Cumulative effect of change in accounting method at the beginning of the year	1P	**-**	(32)	-
After-tax profit (loss) from extraordinary items	27	**77**	(8)	(b) (14)
Net profit		**2,136**	1,864	(b) 1,145

	2005	2004	2003
	Reported amounts(a)		Adjusted amounts(b)
	NIS		
Profit per NIS 1 par value of share capital -			
Net operating profit	**1.456**	1.347	0.820
Cumulative effect of change in accounting method at the beginning of the year	**-**	(0.023)	-
After-tax profit (loss) from extraordinary items	**0.054**	(0.006)	(0.010)
Net profit	**1.510**	1.318	0.810
	NIS thousands		
Par value of share capital used in the above computation	**1,414,233**	1,414,233	1,414,233

(a) Inflationary adjustment ceased as of the basis of the index of December 2003.
The data for the year 2003 - Inflationary adjustment ceased as of the basis of the index of December 2002 (see Note 1B for further details).
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.
(c) Inflationary erosion and adjustments of income and expenses that were included in the operating profit before taxes in reported amounts after the effect of inflation based on the index of December 2003.

The accompanying notes are an integral part of these consolidated financial statements.

For condensed financial statements of the Bank separately – see Note 30.

Statements of Changes in Shareholders' Equity for the year ended 31 December 2005

	Share capital, premium and capital reserves (c)	Accumulated other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Accumulated other comprehensive income: Translation adjustments(d)	Retained earnings	Dividend declared after balance sheet date	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	Adjusted amounts(a)						
	NIS millions						
Balance as at 1 January 2003	7,010	(135)	(368)	6,671	-	(31)	13,147
Net profit for the year	-	-	-	1,145	-	-	1,145
Proposed dividend (e)	-	-	-	(400)	82	-	(318)
Adjustments in respect of presentation of securities available for sale of fair value	-	470	-	-	-	-	470
Related tax effect	-	(216)	-	-	-	-	(216)
Adjustments from translation in respect of companies included on equity basis	-	-	(17)	-	-	-	(17)
Loans to employees for purchase of the Bank's shares	-	-	-	-	-	2	2
Balance as at 31 December 2003	7,010	119	(385)	(f)7,416	82	(29)	14,213
	Reported amounts(b)						
	NIS millions						
Balance as at 1 January 2004	7,010	119	(385)	(f)7,416	82	(29)	14,213
Net profit for the year	-	-	-	1,864	-	-	1,864
Proposed dividend (e)	-	-	-	(1,004)	(82)	-	(1,086)
Adjustments in respect of presentation of securities available for sale at fair value	-	(45)	-	-	-	-	(45)
Related tax effect	-	20	-	-	-	-	20
Adjustments from translation in respect of companies included on equity basis	-	-	18	-	-	-	18
Loans to employees for purchase of the Bank's shares	-	-	-	-	-	2	2
Balance as at 31 December 2004	7,010	94	(367)	(f)8,276	-	(27)	14,986

See footnotes on next page

Statements of Changes in Shareholders' Equity for the year ended 31 December 2005 (cont'd)

	Share capital, premium and capital reserves (c)	Accumulated other comprehensive income: Adjustments in respect of presentation of securities available for sale at fair value	Accumulated other comprehensive income: Translation adjustments(d)	Retained earnings	Loans to employees for purchase of the Bank's shares	Total shareholders' equity
	Reported Amounts(b)					
	NIS millions					
Balance as at 1 January 2005	7,010	94	(367)	(f)8,276	(27)	14,986
Net profit for the year	-	-	-	2,136	-	2,136
Proposed dividend (e)	-	-	-	(1,103)	-	(1,103)
Adjustments in respect of presentation of securities available for sale at fair value	-	(83)	-	-	-	(83)
Related tax effect	-	35	-	-	-	35
Adjustments from translation in respect of companies included on equity basis	-	-	25	-	-	25
Loans to employees for purchase of the Bank's shares	-	-	-	-	4	4
Balance as at 31 December 2005	7,010	46	(342)	(f) 9,309	(23)	16,000

(a) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.
(b) Inflationary adjustment ceased as of the basis of the index of December 2003 (see Note 1B for further details).
(c) Including NIS 10 million of other capital reserves.
(d) Adjustments arising from translation of the financial statements of autonomous foreign subsidiaries (See Note 1D (3) and 1E(5)).
(e) See Note 13B.
(f) Including NIS 633 million which cannot be distributed as a dividend (31 December 2004 - NIS 586 million, 31 December 2003 - NIS 537 million). The balance of the amount for distribution is subject to directives of Bank of Israel and to restrictions provided in Proper Managing Directive.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended 31 December 2005

	2005	2004	2003
	Reported amounts(a)		Adjusted amounts(b)
	NIS millions		
Cash flows generated by operating activities:			
Net profit for the year	**2,136**	1,864	1,145
Adjustments to reconcile net profit to net cash flows generated by operating activities:			
Equity in undistributed profits of companies included on equity basis (c)	**(146)**	(330)	(97)
Minority interest in profits (losses) of subsidiaries	**(24)**	22	9
Depreciation of buildings and equipment	**434**	422	(d) 409
Amortization	**3**	-	-
Provision for doubtful debts	**1,426**	1,514	(e) 1,877
Provision for decrease in value of assets transferred to the Group's ownership	**-**	5	1
Net gain on sale of securities available for sale	**(84)**	(85)	(f) (120)
Realized and unrealized gain from adjustment of held for trading securities to fair value	**(10)**	(22)	(g) (322)
After-tax loss (gain) on realization of investments in subsidiaries and companies included on equity basis	**(79)**	(5)	10
Net losses, after tax, on sale of buildings and equipment	**6**	7	2
Provision for decrease in value of shares available for sale	**-**	4	-
Special cancellation of provisions in connection with fixed assets	**(4)**	2	(4)
Cumulative effect of change in accounting method	**-**	32	-
Deferred taxes in respect of operating profit, net	**130**	135	(57)
Decrease in excess of provisions for severance pay and pensions over amounts funded	**(75)**	(2)	(h) (27)
Other, net	**4**	4	38
Net cash inflow generated by operating activities	**3,717**	3,567	2,864

(a) Inflationary adjustment ceased as of the basis of the index of December 2003 (see Note 1B for further details).
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.
(c) Net of dividend received.
(d) The amount of NIS 417 million was charged to the statement of profit and loss in reported amounts.
(e) The amount of NIS 1,883 million was charged to the statement of profit and loss in reported amounts.
(f) The amount of NIS 120 million was charged to the statement of profit and loss in reported amounts.
(g) The amount of NIS 308 million was charged to the statement of profit and loss in reported amounts.
(h) The amount of NIS 70 million was charged to the statement of profit and loss in reported amounts.

The accompanying notes are an integral part of these financial statements.

For condensed financial statements of the Bank separately, see Note 30.

Consolidated Statements of Cash Flows for the year ended 31 December 2005 (cont'd)

	2005	2004	2003
	Reported amounts(a)		Adjusted amounts(b)
	NIS millions		
Cash flows generated by activities in assets:			
Net decrease (increase) in deposits with banks for an initial period exceeding three months	**(558)**	(1,985)	706
Acquisition of debentures held to maturity	**(526)**	(1,397)	(818)
Proceeds from redemption of debentures held to maturity	**1,280**	518	361
Acquisition of securities available for sale	**(17,406)**	(12,643)	(25,714)
Proceeds from sale of securities available for sale	**4,121**	3,416	5,784
Proceeds from redemption of securities available for sale	**8,838**	7,476	18,779
Net increase in securities held for trading	**(671)**	(602)	(1,109)
Net decrease (increase) in credit to the public	**(8,804)**	(1,765)	176
Net decrease in credit to governments	**115**	166	297
Additional investments in shares of subsidiaries	**(52)**	(5)	(171)
Acquisition of a subsidiary consolidated for the first time (Appendix a)	**(114)**	-	-
Proceeds from sale of investment in companies included on equity basis	**139**	4	64
Acquisition of shares in companies included on equity basis	**(25)**	(3)	(2)
Acquisition of buildings and equipment	**(632)**	(507)	(474)
Proceeds from sale of buildings, after related tax	**23**	12	9
Net decrease (increase) in other assets	**796**	654	(1,982)
Net cash outflow generated by activities in assets	**(13,476)**	(6,661)	(4,094)
Cash flows generated by activities in liabilities and capital			
Net increase (decrease) in:			
Deposits of the public	**11,972**	6,066	(1,415)
Deposits from banks	**(1,605)**	1,098	886
Deposits from governments	**(800)**	122	(30)
Issue of debentures, bonds and subordinated notes	**6,874**	2,551	562
Redemption of debentures, bonds and subordinated notes	**(877)**	(1,908)	(174)
Net increase (decrease) in other liabilities	**(6)**	(151)	2,097
Dividend paid to shareholders	**(1,004)**	(400)	-
Dividend paid to minority shareholders by subsidiaries	**(9)**	(1)	-
Repayment of loans to employees for purchase of the Bank's shares	**4**	2	2
Net cash inflow generated by activities in liabilities and capital	**14,549**	7,379	1,928
Increase in cash	**4,790**	4,285	698
Balance of cash at beginning of year	**26,891**	22,606	21,908
Balance of cash at end of year	**31,681**	26,891	22,606

(a) Inflationary adjustment ceased as of the basis of the index of December 2003 (see Note 1B for further details).
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

The accompanying notes are an integral part of these financial statements.

For condensed financial statements of the Bank separately - see Note 30.

Consolidated Statements of Cash Flows for the year ended 31 December 2005 (cont'd)

Appendix A - Acquisition of a subsidiary consolidated for the first time:

	2005
	NIS millions
	Reported amounts (a)
Working capital (except cash and cash equivalents)	(106)
Goodwill	(8)
Total	**(114)**

Appendix B - Transactions not involving cash flows:

In 2005 (Reported amounts (a)):

(1) Proposed dividend in the amount of NIS 1,103 million.
(2) Transfer during the year of debentures in the amount of NIS 156 million from securities available for sale to securities held for trading.
(3) Transfer during the year of securities in the amount of, NIS 17 million from "credit to the public" to "securities available for sale", due to lending of securities that came to an end.
(4) Transfer during the year of intangible assets in the amount of NIS 10 million that served as collateral for loans from "credit to the public" to "other assets".

In 2004 (Reported amounts (a)):

(1) Proposed dividend in the amount of NIS 1,004 million.
(2) Transfer during the year of securities in the amount of NIS 48 million from "credit to the public" to "securities available for sale", due to lending of securities that came to an end.
(3) Transfer during the year of securities in the amount of NIS 13 million that served as collateral for loans from "credit to the public" to "other assets".

In 2003 (Adjusted amounts (b)):

(1) Proposed dividend in the amount of NIS 318 million.
(2) Transfer during the year of securities in the amount of NIS 92 million from "credit to the public" to "securities available for sale", due to lending of securities that came to an end.
(3) Transfer during the year in accordance with directives issued by the Supervisor of Banks, NIS 502 million from "credit to the public" to securities in the item "shares available for sale".
(4) Transfer during the year of intangible assets in the amount of NIS 6 million that served as collateral for loans from "credit to the public" to "other assets".

(a) Inflationary adjustment ceased as of the basis of the index of December 2003 (see Note 1B for further details).
(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

Index to Notes

Note 1 - Significant Accounting Policies

A. General

The financial statements have been prepared in accordance with generally accepted accounting principles and the directives and guidelines of the Supervisor of Banks relating to the preparation of annual financial statements of banks.

Pursuant to the recommendations of the Supervisor of Banks, publication of the financial statements is on the basis of the consolidated statements only. Condensed data of the Bank are given in Note 30.

B. Financial statements in reported amounts

(1) General

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 - "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as at 1 January 2004. Until 31 December 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks on the basis of the rules determined in Opinion No. 36 of the Institute of Certified Public Accountants in Israel. As at 1 January 2004 the Bank applies the provisions of Accounting Standard No. 12 and the transitory directives of the Supervisor of Banks.

The adjusted amounts included in the Financial Statements as at 31 December 2003 were used as a starting point for the financial reporting in reported amounts.

(2) Definitions

In these Financial Statements -

Adjusted amount - an historical nominal amount that was adjusted to the December 2003 CPI according to changes in the general purchasing power of the Israeli currency in accordance with the provisions of opinions of the Institute of Certified Public Accountants in Israel;

Reported amount - an amount adjusted to the transition date (31 December 2003) with the addition of amounts in nominal values that were added after the transition date and less amounts that were eliminated after the transition date;

Adjusted financial report - financial report in values adjusted according to the changes in the general purchasing power of the Israeli currency in accordance with the provisions of the opinions of the Institute of Certified Public Accountants in Israel.

Note 1 - Significant Accounting Policies (cont'd)

B. Financial statements in reported amounts (cont'd)

(3) Balance sheet

- Non-monetary assets (mainly buildings and equipment; investments in shares; expenses relating to issuance of debentures, bonds and subordinated notes) and share capital are presented in reported amounts.

  The amounts of the non-monetary assets do not necessarily represent the realisable value or current economic value, but only the reported amounts of such assets.

- Monetary assets and liabilities are presented in the balance sheet at their historical nominal values as at the balance sheet date.

- In the Financial Statements "cost" means cost in a reported amount.

- The equity value of investments in companies included on the equity basis is determined based on the financial statement of these companies.

(4) Profit and loss statement

- Income and expenses that arise from non-monetary items or from provisions included in the balance sheet are derived from the movement between the reported amount of the opening balance and the reported amount of the closing balance.

- The other components of the profit and loss statement are presented at their nominal values.

- The bank share in the results of companies included on the equity basis and the minority interest in the results of subsidiaries is determined based on the financial statements of these companies.

(5) Statement of changes in shareholders' equity

Dividend declared in the year of the report is stated in nominal values.

(6) Comparative figures

The comparative figures that are included in the Financial Statements are presented as set forth below:

- Comparative figures of the financial statements for 2004 were presented in reported amounts.

- Comparative figures of the statement of changes in shareholders' equity and the statement of cash flows, for 2003 were presented as adjusted to the December 2003 CPI.

Note 1 - Significant Accounting Policies (cont'd)

B. Financial statements in reported amounts (cont'd)

(6) Comparative figures (cont'd)

- The profit and loss statement for 2003 is presented as follows:

  Items of the profit and loss statement up to and including the "operating profit before taxes" item were presented with the discontinuation of the adjustment to the effect of inflation in respect of such items being according to the December 2002 CPI.

  Erosions and adjustments to the effect of inflation according to the December 2003 CPI of income and expenses included in "operating profit before taxes" were presented in one amount in a separate line before "operating profit before taxes".

  Profit and loss items included in the profit and loss statement after "operating profit before taxes" in reported amounts were adjusted to the effect of inflation according to the December 2003 CPI.

C. Foreign currency and linkage

(1) Assets (other than investments in subsidiaries and companies included on the equity basis, buildings and equipment) and liabilities are stated in the balance sheet as follows:

- Those in foreign currency or linked thereto are stated according to the representative rates of exchange published by Bank of Israel as at balance sheet date, or other appropriate date, depending on their contractual terms.

  Exchange rate differences deriving from the adjustment of assets and liabilities denominated in foreign currency are included in the statement of profit and loss.

- Those fully linked to the CPI are stated on the basis of either the latest index published prior to balance sheet date or some other appropriate index, depending on their contractual terms.

(2) Income and expenses in foreign currency are included in the statement of profit and loss according to current representative exchange rates as at the transaction dates and with the addition of exchange rate differences on the assets and liabilities in respect of which the above income and expenses arose.

Note 1 - Significant Accounting Policies (cont'd)

C. Foreign currency and linkage (cont'd)

(3) Data on representative exchange rates and CPI and the percentage of change therein:

	31 December			Rate of change in		
	2005	2004	2003	**2005**	2004	2003
	NIS			%		
Exchange rate of the:						
U.S. dollar	**4.603**	4.308	4.379	6.8	(1.6)	(7.6)
Euro	**5.446**	5.877	5.533	(7.3)	6.2	11.3
British pound	**7.941**	8.307	7.849	(4.4)	5.8	2.8
Swiss franc	**3.498**	3.806	3.552	(8.1)	7.2	3.9
Currency basket	**5.089**	5.006	4.965	1.7	0.8	(1.6)
Consumer Price Index for the month of -	Points					
November	103.2	100.5	99.6	2.7	0.9	(2.0)
December	103.0	100.6	99.4	2.4	1.2	(1.9)
Appreciation (devaluation) in real terms of NIS in relation to -						
Exchange rate of the dollar				(4.3)	2.8	5.8
Exchange rate of the currency basket				0.7	0.4	(0.3)

D. Translation of financial statements of foreign subsidiaries and branches

(1) Pursuant to directives of the Supervisor of Banks, all foreign subsidiaries of the Bank are considered integrated entities of the Bank.

(2) The financial statements of foreign subsidiaries and branch offices are translated as follows:
Non-monetary items are translated at historical exchange rates and are adjusted to the changes in the general purchasing power of the shekel from their date of purchase until December 31, 2003. Monetary items are translated at the exchange rates in effect as at balance sheet date. Translation differences are included in the statement of profit and loss.
Items in the statement of profit and loss are translated at the exchange rates in effect at the end of each quarter.

Note 1 - Significant Accounting Policies (cont'd)

D. Translation of financial statements of foreign subsidiaries and branches (cont'd)

(3) Until 31 December 1994 certain foreign subsidiaries were considered as autonomous entities. The differences between the value of the investment in the above companies, adjusted according to the changes in the general purchasing power of the Israeli currency, and the Bank's share in their equity according to their financial statements adjusted for changes in the purchasing power of the currency in which they were presented and after being translated according to the exchange rates as at balance sheet date, were transferred to "translation adjustments" within shareholders' equity. These adjustments were calculated in the years 1984 up to and including 1994 (in the years 1990 through 1994 they were calculated after deduction of the exchange rate differences relating to the foreign currency sources of financing the investments in those companies, less the related tax). The translation adjustments will be transferred to the statement of profit and loss upon realization of the investments in those companies.

E. Principles of consolidation and implementation of equity method

(1) Definitions

In these financial statements:

Subsidiaries - companies which are directly or indirectly fully consolidated in the financial statements of the Bank.

Companies included on equity basis - Companies, other than subsidiaries, the investment in which is included in the Bank's financial statements on the equity basis.

Investee companies - subsidiaries and companies included on equity basis.

See Note 6D for details of principal subsidiaries and companies included on equity basis.

(2) Principles of consolidation

The consolidated financial statements include the audited financial statements of the Bank and its subsidiaries and after the adjustments required from the application of uniform accounting principles in the consolidated financial statements.

The financial statements of two wholly-owned real estate and service subsidiaries are included in the financial statements of the Bank.

Material intercompany balances and transactions are eliminated in the consolidated financial statements.

Note 1 - Significant Accounting Policies (cont'd)

E. Principles of consolidation and implementation of equity method (cont'd)

(3) Investee companies

Investments in shares of investee companies are stated according to the equity method based on their audited financial statements. The Bank's equity in the results of operations of those companies is stated net of the amortization of goodwill.

(4) The difference between the cost of the shares in those companies and their net asset value upon acquisition, which was attributed to assets and to liabilities, is amortized over the life of the asset or liability in the acquired company. Such a difference which was not attributed to assets or liabilities ("goodwill") is amortized over a period of 10 years.

For the disclosure in relation to Accounting Standard 20 (amended) see V(3) below.

(5) The Bank's share in "translation adjustments" of autonomous units, held by companies included on the equity basis, is included in the statement of changes in shareholders' equity.

(6) The Bank examines in each reporting period the necessity of recording provision for impairment, see S thereunder.

(7) The Bank has granted loans at preferential terms to a number of wholly-owned subsidiaries (mainly auxiliary companies). Amounts recorded in connection therewith in capital reserves in the financial statements of these companies are included in the balance sheet of the Bank as part of the investment in the companies.

F. Securities

(1) Securities are classified in three categories: debentures held to maturity, securities available for sale and securities held for trading.

(a) Debentures held to maturity

Debentures held to maturity are stated at cost with the addition of accrued interest, linkage and foreign currency differences, taking into consideration the proportion of the premium or discount and less provision for an impairment in their value which is not of a temporary nature.

(b) Securities available for sale

Securities available for sale are stated in the balance sheet at their fair value except for shares and options in respect of which the fair value is not readily determinable, in which case they are stated at cost less provision for an impairment in their value which is not of a temporary nature. The fair value of quoted securities is determined on the basis of their market value, while the fair value of debentures which have no readily available fair value, is determined according to Management's valuation. The differences between the fair value and the adjusted cost are shown in a separate item within shareholders' equity net of the related tax effect.
Unrealized gains or losses from adjustments to fair value of securities available for sale designated as being hedged by fair value hedges, were charged to the statement of profit and loss over the period of hedge.

Note 1 - Significant Accounting Policies (cont'd)

F. Securities (cont'd)

(c) Securities held for trading

Securities held for trading are stated at fair value. The fair value is determined on the basis of their market value. Unrealized gains and losses are included in the statement of profit and loss.

(2) Lending of securities

Transactions for lending securities are included as "credit to the public" at market value and are added to the borrower's debt. Changes in the market value of the securities loaned are included on the accrual basis in the statement of profit and loss in "income from credit to the public". Adjustments to fair value are charged to Adjustments in respect of presentation of securities available for sale at fair value.

G. Buildings and equipment

Buildings and equipment are stated at cost less accumulated depreciation and a provision for impairment in value. Buildings earmarked for sale are stated at the lower of cost or realizable value. Cost is depreciated by the straight-line method over the estimated useful lives of the assets.

Specific expenses in connection with the development of computer software intended for internal use are capitalized to investments in equipment after the initial planning of the project has been concluded and are amortized from the beginning of use according to the anticipated useful life of the software.

H. Issue expenses

Expenses of issue of debentures, bonds and subordinated notes are amortized in proportion to the balances outstanding each year.
Regarding the effect of Accounting Standard No. 22, "Financial Instruments - Disclosure and Presentation", see V(1) below.

I. Basis of recognition of income and expenses

(1) Income and expenses are recognized on the accrual basis.

(2) Income and expenses from securities held for trading and derivative financial instruments are recorded according to the changes in fair value.

(3) Interest income in respect of problematic debts that were classified as non-accrual loans and overdue interest in respect of housing loans of Leumi Mortgage Bank are recognized upon collection.

(4) Interest received from the Ministry of Finance of Israel, in respect of the difference in interest on loans to housing purchasers in Leumi Mortgage Bank, is charged to the statement of profit and loss over the period of the loan according to the uniform yield method.

Note 1 - Significant Accounting Policies (cont'd)

J. Derivative instruments and hedging activities

(1) Derivative instruments are included in the balance sheet according to fair value as of balance sheet date. The fair value is fixed according to the market price on the stock exchange for traded instruments; instruments with an active market are estimated according to market value; in the event that an instrument is traded on several markets, the estimate is based on the most active market. Instruments that are not traded on an active market are estimated according to models utilized in the Bank's current activity, taking into account the risks inherent in the instrument (market risk, credit risk, etc). Changes in fair value of derivatives that are not intended for qualifying hedging are recorded on a current basis in the statement of profit and loss.

(2) The Bank is exposed to changes in fair value that may be attributed to changes in the foreign currency interest rate – the Libor rate. As part of the Bank's comprehensive strategy for management of exposure to interest risks, the Bank utilizes foreign currency derivatives to exchange fixed interest for variable interest. The Bank utilizes designated qualifying derivatives to hedge fair value.

The Bank implements the following activities in respect of derivatives: futures and option transactions on underlying assets of interest, currency, shares, commodities and other assets.

The activity in derivatives is implemented as follows:

(a) Designated derivatives for hedging relationships.
(b) As part of the Bank's system of management of assets and liabilities not designated for hedging relationships – ALM management.
(c) Brokerage transactions with responsibility between banks/brokers and customers.

(3) The Bank may enter into a contract that is not in itself a derivative instrument but includes an embedded derivative. Regarding each derivative, the Bank evaluates whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract, and determines whether a separate instrument with the same conditions as the embedded instrument would fulfill the definition of a derivative instrument.
When it is ascertained that the embedded derivative has economic characteristics that are not related clearly and closely with the economic characteristics of the host contract, and that a separate instrument with the same conditions would qualify as a derivative instrument, the embedded derivative is separated from the host contract and treated as a separate derivative. An embedded derivative that was separated is included in the balance sheet together with the host contract according to fair value and changes in fair value are reported on a current basis in the statement of profit and loss.

Note 1 - Significant Accounting Policies (cont'd)

J. Derivative instruments and hedging activities (cont'd)

(4) The Bank documents in writing all the hedging relationships between hedging instruments and hedged items and the purpose and strategy of the risk management by utilization of various hedging transactions.

The documentation includes specific identification of the asset, liability, firm commitment, designated as a hedged item including the method according to which the hedging instrument is expected to hedge the risks relating to the hedged item. The Bank estimates the effectiveness of the hedging ratios at the beginning of the hedging activity and on a continuing basis in accordance with the Bank's risk management policy.

(5) The Bank ceases utilization of hedge accounting when:

(a) The derivative is no longer effective in setting off changes in fair value.
(b) The derivative expires, is sold, cancelled or realized.
(c) The derivative is no longer designated as a hedging instrument since the contractual commitment will probably not be consummated.
(d) The hedged firm commitment no longer fulfills the definition of a firm commitment.
(e) Management cancels the designation of the derivative as a hedging instrument.

When hedge accounting is ceased because it is ascertained that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be recorded in the balance sheet according to fair value, but the hedged asset or liability will no longer be adjusted in respect of changes in fair value. When hedge accounting is ceased because the hedged item no longer fulfills the definition of a firm commitment, the derivative will continue to be recorded according to fair value, and any asset or liability recorded in accordance with recognition of the firm commitment will be removed from the balance sheet and will be recognized as current profit or loss in the statement of profit and loss.

(6) The Bank designates certain derivatives as hedges of fair value. Changes in fair value of derivatives that hedge exposure to changes in fair value of an asset, liability or firm commitment, are recognized on a current basis in the statement of profit and loss as are changes in fair value of the hedged item that may be attributed to the hedged risk.

In 2005, loss in the amount of NIS 5 million (in 2003 and 2004, income in the amount of NIS 12 million) was recorded in respect of ineffectiveness related to hedges of fair value in Note 20C under the item of ineffective part of hedge ratios.

Note 1 - Significant Accounting Policies (cont'd)

K. Provision for doubtful debts

Specific provisions are made in respect of those debts the collection of which is in doubt. The amounts of the provisions are determined based on conservative evaluations, by the managements of the Bank and of the subsidiaries, of losses anticipated on credit granted, including indebtedness in off-balance sheet items. Such evaluation takes into account the information which the Bank and the subsidiaries have as to the financial position of the borrower, his business activities, his loan repayment history and the value of the collateral held by the Bank and its subsidiaries.

The specific provisions for housing loans granted by Leumi Mortgage Bank Ltd. are made principally as percentages of the debts according to the period during which the payments are in arrears. These percentages have been determined by the Supervisor of Banks.

Specific and general provisions by foreign subsidiaries are made taking into consideration the practices in the countries in which they operate and the instructions of the local regulatory authorities.

In addition, a "general provision" and a "supplementary provision" are made by banks in Israel.
The general provision is at the amount that was required as at 31 December 1991, after adjustment for inflation to 31 December 2004.
The supplementary provision is based on the quality of the credit portfolio, measured by specified risk characteristics, as determined by the Supervisor of Banks.

The accumulated amount of the general provision and the supplementary provision in the consolidated balance sheet is 0.39% of the amount of the risk of credit to the public (31 December 2004 and 2003 - 0.43%).

The write-off of bad debts is effected only after all legal and other collection procedures have been exhausted and it has become clear beyond any doubt that the balance is not collectible.

See Note 4C for additional details regarding provisions for doubtful debts.

L. Assets obtained by way of foreclosure

Assets obtained as part of settlement of problematic loans is stated at the lower of the balance of the loan upon foreclosure or net realizable value under the other assets category. Decrease in value is charged to "operating and other expenses".

M. Set-off of financial instruments

Assets and liabilities are set-off when there exists a legally enforceable right to set-off as well as the intent to settle on a net basis. Accordingly, deposits repayable upon collection of the credit granted from these deposits, in respect of which the Bank has no credit risk, are set-off against the credit granted from these deposits. The interest margin from these transactions is included under "operating commissions".

Note 1 - Significant Accounting Policies (cont'd)

N. Contingent liabilities

Adequate provisions are made for claims which, in the opinion of the Bank and its subsidiaries, will not be dismissed or canceled, notwithstanding the fact that such claims are refuted by the Bank.
Also, legal proceedings exist whose chances cannot be estimated at this stage and therefore no provision was recorded in respect thereof.

In accordance with directives of the Supervisor of Banks, contingent legal claims were treated according to United States Accounting Standard SFAS 5 and the regulations relating thereto. According to the directives, the claims are classified according to the probability of realization of the risk exposure as follows:

1. Probable – probability exceeding 70%.

2. Reasonably possible – probability more than 20% and less than 70%.

3. Remote – probability less than or equal to 20%.

Appropriate provisions were recorded in the financial statements for claims whose realization is probable.

See Note 18 regarding details of the amount of the additional exposure in respect of contingent claims whose amount exceeds NIS 2 million and whose realization is not remote.

O. Employees' rights

Adequate provisions have been included in respect of all liabilities regarding employer/employee relations, in accordance with the law, agreements, accepted practice and Management's expectations. Future liabilities for pensions and jubilee grants are computed by a qualified actuary, according to the accrued benefit valuation method taking into account probabilities based on past experience. The capitalization rate of the provisions is fixed by the Supervisor of Banks and the rate of increase in salary in the future is estimated by Management.

The fundings in respect of severance pay are deposited with provident funds.

Pursuant to the Supervisor of Bank's guidance, the financial statements do not reflect the value of the benefit granted to employees who acquired shares pursuant to the sales offer of shares of the Bank in November 2002, September 1998 and in May 1997, because such benefit was granted by the State - the shareholders.

Regarding the effect of Accounting Standard No. 24 - "Share-Based Payment", see V(2) below.

See Note 15 for further details.

Note 1 - Significant Accounting Policies (cont'd)

P. Taxes on income

Since 2004, the Bank implements Accounting Standard No. 19, "Taxes on Income" (hereinafter – the Standard). The Standard provides rules for recognition, measurement, presentation and disclosure with regard to taxes on income and deferred taxes in the financial statements. The Standard provides, *inter alia*, that a deferred tax liability must be recognised in respect of all taxable temporary differences and that a deferred tax asset must be recognised in respect of all temporary differences that can be deducted, losses for tax purposes and tax benefits that have not yet been utilised, if it is anticipated that there will be taxable income against which it will be possible to utilise them, except for a limited number of exceptions. The Standard determines that it should be adopted for the first time according to the cumulative effect of the change in the accounting method.

In certain matters relating to the accounting treatment of taxes on income, including with regard to recognising a deferred tax asset in respect of losses to be carried forward and temporary differences, there are additional limitations in the directives of the Supervisor of Banks.

As a result of implementation for the first time of the provisions of the Standard in 2004, the statement of income for 2004 includes an expenses in respect of the cumulative effect as of the beginning of the year of the change in the accounting method in the amount of NIS 32 million.

The main factors, in respect of which deferred taxes were not created, are as follows:

- Amounts of adjustment to changes in the purchasing power of the shekel, referring mainly to buildings, according to the principles provided by the Israel Accounting Standard Board in the Standard, see Note 26(F).

- In accordance with directives of the Supervisor of Banks, no deferred taxes were recorded in respect of the general provision, the supplementary provision and the special provision for doubtful debts.

- Investments in subsidiaries and companies included on the equity basis, of which the intention of the Bank to hold such investments and not to sell them.

- Up to 2003, no provision was recorded in respect of the Group's equity in undistributed profits of subsidiaries and companies included on the equity basis which accrued until 1 January 1997.

- No deferred tax assets are created in respect of temporary differences where the probability of realization of the deferred tax asset is doubtful.

Deferred tax balances are calculated according to the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, on the basis of tax laws, the legislation of which has been completed or essentially completed as at balance sheet date.

See Note 26(C) regarding the lowering of the overall tax rate applicable to a financial institution.

Note 1 - Significant Accounting Policies (cont'd)

Q. Profit per share

The profit per share is computed per NIS 1 par value of the outstanding paid-up share capital. The profit per share on a diluted basis is not presented, as it is not materially different from the basic profit per share.

Regarding the effect of Accounting Standard No. 21, "Earning per Share", see V(4) below.

R. Statement of cash flows

The cash flows from activities in assets and in liabilities, other than changes in non-monetary assets, in securities not held for trading and in debentures, bonds and subordinated notes.
The item "cash" includes cash and deposits with central and commercial banks for an original period not exceeding three months.

S. Impairment in value of assets

On every balance sheet date the Bank examines the necessity of recording a provision for the impairment in value of non-monetary assets in order to ensure that its assets in the balance sheet are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

When the value of an asset in the balance sheet is higher than its recoverable value, the Bank recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

T. Comparative figures

Reclassified or restated comparative figures have been indicated in the financial statements.

U. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

Note 1 - Significant Accounting Policies (cont'd)

V. Future Application of Accounting Standards:

1. Accounting Standard No. 22 - "Financial Instruments – Disclosure and Presentation"

In July 2005 the Israel Accounting Standards Board published Accounting Standard No. 22 – "Financial Instruments – Disclosure and Presentation" ("Standard No. 22"). Standard No. 22 will be applicable for financial statements for periods beginning 1 January 2006 or thereafter and will be implemented according to the "from here onward" method.

Standard 22 prescribes principles regarding the presentation of financial instruments and details the proper disclosure required in respect thereof in the financial statements. In addition, Standard 22 lays down principles for the classification of a financial instrument, or its constituent parts, upon its initial recognition as a financial liability, financial asset or equity instrument, the classification of transaction costs (net of any related tax benefit) arising from the financial instrument as a profit and loss item or capital item accordingly, and the conditions upon which the financial asset will be offset against the financial liability.
In certain matters relating to the presentation of financial instruments, the principles determined in the directives of the Supervisor of Banks apply to the Bank.

In the Bank's estimation, the effect of Standard 22 on the financial statements is not expected to be material.

2. Accounting Standard No. 24 - "Share-Based Payment"

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24 - "Share- Based Payment" ("Standard 24"). Standard 24 shall apply to financial statements for periods commencing on or after 1 January 2006.

Standard 24 requires the recognition of share-based payment transactions in the financial statements. Such transactions include transactions with employees or other parties that must be settled in the company's equity instruments or in cash, as well as transactions that provide the company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders' equity when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash.

Standard 24 prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In particular, measurement principles are prescribed with respect to transactions with employees and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument was granted.

Note 1 - Significant Accounting Policies (cont'd)

V. Future Application of Accounting Standards (cont'd):

Benefits to employees in respect of acquisition of shares in the Bank from the State in accordance with implementation of the Standard will be recorded as a salary expense in 2006 in the amount of NIS 225 million.

The Bank issued options to its employees in February 2006. In accordance with directives of the Supervisor and with Standard No. 24, as from the first quarter of 2006 the fair value of the options as of the date of their granting, in the amount of NIS 504 million will be spread over the vesting period of the options.

For additional information see Note 15(d) and (e).

3. Accounting Standard No. 20 (Amended) – "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies"

In March 2006 the Israel Accounting Standards Board published Accounting Standard No. 20 (Amended) "Accounting Treatment of Goodwill and Intangible Assets on Acquisition of Investee Companies" ("Standard No. 20"). The provisions of Standard No. 20 will be applicable for financial statements for periods beginning 1 January 2006 ("the starting date").

According to Standard No. 20, the excess of the cost of acquisition of an investment in an investee company over the part of the holding company in the fair value of its identifiable assets (including intangible assets) less the fair value of its identifiable liabilities (after relevant tax attribution) constitutes goodwill. The excess of the cost of acquisition of an intangible asset acquired will be attributed only in the event of fulfillment of the definition of intangible asset in accordance with the criteria fixed in Standard No. 20. According to Standard No. 20, in the event that negative goodwill (excess of fair value over acquisition cost) is derived as of acquisition, such negative goodwill will be recognized immediately as of acquisition date as a gain in the statement of income and will not be amortized methodically. Positive goodwill and intangible assets with undefined lives will not be amortized, as opposed to the rules in effect until the starting date according to which goodwill and intangible assets are amortized over their useful lives, up to a maximum of 20 years for goodwill.

Regarding amortization of good will over the period of the useful life, the Supervisor of Banks has instructed a limit of 10 years.

According to the Bank, the effect of Standard 20 (Amended) on the financial statements is not expected to be material.

4. Accounting Standard No. 21, "Earnings per Share":

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, "Earnings per Share" ("Standard No. 21"), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

Note 1 - Significant Accounting Policies (cont'd)

According to Standard No. 21, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date.

Pursuant to the Standard No. 21, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares.
The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

According to Standard No. 21, the provisions of the Standard should be implemented regarding comparative per share data relating to previous periods.

According to the Bank, implementation of Standard No. 21 is not expected to have material affect on the earnings per share data.

Note 2 - Cash and Deposits with Banks
Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Cash and deposits with central banks	**7,106**	10,381
Deposits with commercial banks	**27,889**	19,236
Deposits with specialized banking entities	**386**	416
Total	**35,381**	30,033
Including: cash and deposits with central and commercial banks for original periods not exceeding three months	**31,681**	26,891

Note 3 - Securities
Reported Amounts

	31 December 2005					31 December 2004				
	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions					NIS millions				
1. Debentures held to maturity debentures and bonds -										
Government of Israel	2,916	2,916	73	(2)	2,987	3,755	3,755	167	(3)	3,919
Foreign Governments (b)	599	599	1	(10)	590	518	518	3	(5)	516
Other companies	120	120	-	-	120	116	116	-	-	116
Total debentures held to maturity	3,635	3,635	74	(12)	3,697	4,389	4,389	170	(8)	4,551

	31 December 2005					31 December 2004				
	Amount in balance sheet	Amortized cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)	Amount in balance sheet	Amortized cost (in shares - cost)	Accumulated other comprehensive income		Fair value (a)
			Profits	Losses				Profits	Losses	
	NIS millions					NIS millions				
2. Securities available for sale debentures and bonds -										
Government of Israel	10,959	10,815	157	(13)	10,959	10,879	10,613	287	(21)	10,879
Foreign Governments (b)	9,158	9,368	5	(215)	9,158	8,842	8,933	8	(99)	8,842
Other companies	15,308	15,328	55	(75)	15,308	11,744	11,672	90	(18)	11,744
	35,425	35,511	217	(303)	35,425	31,465	31,218	385	(138)	31,465
Other companies shares and mutual funds (c)	1,660	1,426	237	(3)	1,660	1,423	1,327	97	(1)	1,423
Total securities available for sale	37,085	36,937	(d) 454	(d) (306)	37,085	32,888	32,545	(d) 482	(d) (139)	32,888

See footnotes on next page.

Note 3 - Securities (cont'd)
Reported Amounts

	31 December 2005					31 December 2004				
	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)	Amount in balance sheet	Amortized cost (in shares - cost)	Unrecognized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value (a)
	NIS millions					NIS millions				
3. Securities held for trading debentures and bonds -										
Government of Israel	4,350	4,321	41	(12)	4,350	3,590	3,514	78	(2)	3,590
Foreign Governments (b)	627	627	-	-	627	792	769	23	-	792
Other companies	1,828	1,797	33	(2)	1,828	1,212	1,180	32	-	1,212
	6,805	6,745	74	(14)	6,805	5,594	5,463	133	(2)	5,594
Other companies' shares and mutual Funds	300	293	10	(3)	300	672	603	73	(4)	672
Total securities held for trading	7,105	7,038	(e) 84	(e) (17)	7,105	6,266	6,066	(e) 206	(e) (6)	6,266
Total securities	47,825	47,610	612	(335)	47,887	43,543	43,000	858	(153)	43,705

(a) Fair value data are generally based on stock exchange quotations. The value of debentures traded abroad which are not listed on a recognized stock exchange has been determined on the basis of prices quoted by dealers in these debentures. Such quotations do not necessarily reflect the price which will be obtained upon sale of securities in large volumes.

(b) Including securities issued by Government agencies and marketable collateralized mortgage obligations.

(c) Including NIS 519 million with respect to shares which have no readily available fair value, which are presented at cost (31 December 2004 - NIS 501 million). In accordance with directives of the Supervisor of Banks from July 2003, credit to a certain customer in the communications sector was classified in the balance sheet as an investment in shares in the available for sale portfolio instead of in loans to the public.

(d) Regarding securities available for sale, total other income is included in shareholders' equity in the item "adjustments in respect of presentation of securities available for sale according to fair value", except securities intended for hedging for purposes of determining fair value.

(e) Included in statement of profit and loss.

Note: For details of liens – see Note 14, results of investing activities in debentures – see Note 20(e), results of investing activities in shares and in mutual funds – see Note 22.

Note 4 - Credit to the Public

Less provision for doubtful debts (see Note 4C)

Reported Amounts

A. Composition:

	31 December 2005	31 December 2004
	NIS millions	
Credit	177,597	169,706
Customers' liabilities for acceptances	576	512
Total credit (a)	178,173	170,218
Supplementary, general and special provisions for doubtful debts (b)	(918)	(865)
Total	177,255	169,353

(a) The specific provision for doubtful debts has been deducted from the related credit items.
(b) Provisions in respect of off-balance sheet items are included in "other liabilities".

Credit to the public includes follow-up loans to employees for the purchase of shares of the Bank in the amount of NIS 13 million (31 December 2004 – NIS 17 million) against liens recorded on the shares that were issued in accordance with a prospectus of 23 August 1993, a prospectus of 21 May 1997 and a prospectus of 17 September 1998, and which were repayable in 1997, 2001 and 2002, respectively. The loans are linked to the CPI.

The loans for the purchase of shares in accordance with the prospectus of 15 November 2002, with a balance of NIS 23 million as of December 2005, were offset from shareholders' equity in accordance with a directive of the Supervisor of Banks. Loans in the amount of NIS 4 million relating to the tax on the benefit deriving from the purchase of the said shares are included in credit to the public.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes:

(1) Credit to problematic borrowers not included in the agricultural and municipal sectors:

	31 December 2005	31 December 2004
	NIS millions	
a) Non-accrual loans to problematic borrowers		
In unlinked Israeli currency	**1,336**	1,324
In CPI linked Israeli currency	**300**	273
In foreign currency (a)	**690**	869
b) Restructured credit:		
(1) Loans restructured during current year with waiver of income		
In unlinked Israeli currency	**-**	3
In CPI linked Israeli currency	**-**	6
In foreign currency (a)	**6**	12
(2) Loans restructured in prior years with waiver of income		
In unlinked Israeli currency	**1**	-
In CPI linked Israeli currency	**3**	-
In foreign currency (a)	**11**	-
(3) Loans restructured during current year without waiver of income		
In unlinked Israeli currency	**73**	89
In CPI linked Israeli currency	**363**	229
In foreign currency (a)	**385**	240
c) Credit approved for restructuring by Bank Management not yet executed		
Balance as at balance sheet date	**1,011**	1,166
d) Credit in temporary arrears		
Balance as at balance sheet date	**692**	741
Related interest income included in the statement of profit and loss	**48**	41
e) Credit under special supervision		
Balance as at balance sheet date	**11,665**	(b) 12,463
f) Credit repaid during the current year by foreclosure on assets	**10**	13

(a) Including linked to foreign currency.
(b) Restated.

Note 4 - Credit to the Public (cont'd)

B. Credit to the public includes (cont'd):

(2) Credit to the agricultural sector

Credit to kibbutzim (communal agricultural settlements)* included in the kibbutz arrangement

At the end of 1989, an agreement was signed covering the arrangement of the debts of the kibbutzim (including related organizations and enterprises). Pursuant to the agreement, most of the kibbutzim were required to prepare a rehabilitation program. The kibbutz movements were required to sell assets and to allocate their deficits among the kibbutzim, while the banks and the Government undertook to write off part of the debts of some of the kibbutzim and to restructure debts of kibbutzim over an extended period linked to the CPI and at a special interest rate (the restructuring is to be financed out of Government funds and is to be at the responsibility of the banks).

Since part of the kibbutzim were unable to meet the conditions of the restructuring stipulated by the agreement, on 20 March 1996 a supplementary kibbutz agreement was signed. The supplementary agreement relates to some 130 kibbutzim which, according to data on their repayment ability, are unable to service their debts, in full or in part, or which remained at a high level of credit risk ("lump-sum kibbutzim" and/or "incentive kibbutzim").

As part of the supplementary agreement, the banks and the Government were required to make additional write-offs and, in consideration thereof, some of the kibbutzim were required to waive their rights to agricultural lands, which land surveyors will determine by a preliminary survey to be suitable for an alternative use, and which lands the Israel Lands Administration ("the Administration") is interested to have returned to it (hereinafter – "real estate kibbutzim"). In addition, it was agreed that every kibbutz joining the agreement will be obligated to assign to the Government and to the banks (on a 60% and 40% basis, respectively) 25% of its rights in a company and/or other legal entities which are to be formed to replace the "Tnuva" Cooperative Society.

Due to the difficulty in assigning a price to the land identified in the framework of the land survey, execution of the supplementary agreement to the real estate kibbutzim was delayed and, therefore, on 11 April 1999 an amendment to the supplementary agreement was signed ("the amended agreement").

The amended agreement includes the following principles:

1. Upon implementation of the arrangement, a debt forgiveness for the kibbutz of lump-sum debts from banks' funds – 65% and from Government funds – 35%.

2. Upon implementation of the arrangement, the kibbutz will return to the Administration the land which is alternatively earmarked which was identified in the land survey, free of all liens.

3. The returned land will be developed by the Administration over time and will be sold through a public tender to the highest bidder. The share of the kibbutz in the proceeds from transactions (27%) will be distributed between the Government and the banks in the same proportion as the write-off.

* Including related organizations and enterprises.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes (cont'd):

(2) Credit to the agricultural sector (cont'd)

Credit to kibbutzim (communal agricultural settlements)* included in the kibbutz arrangement (cont'd)

4. Mutual assistance – a commitment of participating kibbutzim to transfer 5.5% of the proceeds received from all transactions executed on land outside their defined area. The commitment of lump-sum kibbutzim or incentive kibbutzim which are real estate kibbutzim to transfer up to 5.5% of the proceeds received from any transaction implemented on returned land (in the event of there being excess amounts after covering the lump-sum debt) and to transfer up to 5.5% of the proceeds received from any transaction implemented on land outside their defined area which was not returned to the Administration.

5. In the event that, as a result of sale of the returned land, a certain kibbutz receives proceeds in excess of the lump-sum written off in respect of that kibbutz, linked to the CPI and bearing interest of 4.5% per annum (after payment of mutual assistance as detailed in subsection 4, above), the excess will be divided between the Government (35%) and the kibbutz (65%).

6. All other principles not amended in the amended agreement will continue to be in effect as they were in the supplementary agreement.

Until 31 December 2005, 129 kibbutzim joined the supplementary arrangement at Bank Leumi (including the amended agreement signed on 11 April, 1999) and the supplementary arrangement was implemented in the central corporation and in the regional organizations (includes 3 kibbutzim that have not yet joined the supplementary arrangement). The aggregate amount of the debt restructured until December 2005, in the framework of the first kibbutz arrangement, the supplementary agreement and the amended agreement is NIS 3.9 billion, compared with NIS 3.7 billion in December 2004.

On 29 August 2002 a decision was given by the High Court of Justice on the petition in HCJ 244/00 filed by the New Dialogue for the Democratic Dialogue Society and on the petition in HCJ 8350/00 filed by the Nature Preservation Society.

These petitions dealt with the legality of 3 decisions by the Israel Lands Administration (717, 727 and 737), which relate to a change in the zoning of the State's farming lands. The petitioners in the two abovementioned petitions attacked the legality of the decisions on two main grounds: firstly, that both the decisions had been given ultra vires. According to this argument, the arrangements under the three decisions are "preliminary arrangements" which according to law only the Knesset, as the lawmaking body in the country, was empowered to pass, and not the Israel Lands Council. The second ground is that the decisions, ex facie the substance and content thereof and having regard to the circumstances in which they were taken, are unreasonable to an extent that warrants their being annulled.

The High Court of Justice ruled that the aforesaid three decisions of the Lands Administration (727, 717 and 737) are unreasonable and are void.

* Including related organizations and enterprises.

Note 4 - Credit to the Public (cont'd)

Reported Amounts

B. Credit to the public includes (cont'd):

(2) Credit to the agricultural sector (cont'd)

Credit to kibbutzim (communal agricultural settlements)* included in the kibbutz arrangement (cont'd)

However, it was ruled that this decision of the High Court of Justice cannot receive immediate force and effect, by virtue of the fact that the three decisions of the Lands Administration relate to many transactions, and the Israel Lands Administration must formulate transitional provisions that will delineate which of the transactions cannot come to fruition in light of the nullity of the decisions, and which transactions can, notwithstanding the nullity of the decisions, reach full implementation. It was further ordered in the High Court of Justice decision that in the aforesaid transitional provisions consideration be given to the extent of the effect of various arrangements that have been arrived at in the agricultural sector, such as the kibbutzim arrangement.

The transitional provisions, as prescribed in the interim order given on 14 November 2001, will continue to remain in force until the Lands Administration formulates new transitional provisions.

During 2003, the Lands Administration formulated the new transitional provisions in accordance with Decision 972. Also, three new Decisions were implemented, 949, 969 and 959 that replace, respectively, the following Decisions that were cancelled in accordance with the decisions of the High Court of Justice as stated above.

In the Bank's opinion, the aforesaid decision by the High Court of Justice does not affect the amounts the Bank is due to receive in connection with the lands being returned to the Lands Administration in the context of the kibbutzim joining the supplementary agreement, because in the supplementary agreement the State undertook that the amounts that would be payable to the Bank and derive from the extent of the compensation pursuant to decision 727 of the Lands Administration in regard to these lands, would also be paid in the event that decision 727 is amended or rescinded.

In Management's opinion, the financial implications emanating from the kibbutz agreements (the first kibbutz agreement, the supplementary agreement and the amended agreement) are reflected in the Bank's provisions for doubtful debts.

* Including enterprises and related organizations.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes (cont'd):

(2) Credit to the agricultural sector (cont'd)

Credit to customers included in the Law for Arrangements in the Family Agricultural Sector 5752-1992 ("Gal Law")*

On 12 March 1992, the Gal Law took effect. It was amended for the first time on 13 August 1993, again on 19 January 1996, and a third time on 6 July 1998.

To date, regulations have been published covering the duties and authorities of the administration of the Agricultural Sector Arrangements Ltd., the appointment of rehabilitators and their remuneration, the cessation of legal proceedings and their submission to the rehabilitators, principles for determining repayment ability, the manner of determining the cost of funding, determining the obligations and rights of the agricultural entities which have no financial statements, the protected amount in the provident funds, the list of border settlements, and the liquidation of non-agricultural assets.

No regulations have yet been issued regarding the realization of agricultural assets, the distribution of the proceeds among the creditors and the determination of the collateral required upon restructuring the debts, as required by the Law, the absence of which prevents the making of progress in the implementation of the arrangements.

On 6 March 2000, an agreement was signed between the creditor banks in the moshav sector, which provides for the manner of allocation of the proceeds among them. During 2001 additional creditors joined the agreement including Israel Commercial Credit Services Ltd. and most purchasing organizations. Nonetheless, some creditors have not yet joined the agreement, principally the Jewish Agency.

Based on all the above, the Bank and the subsidiaries made the provisions required as per management evaluation as at 31 December 2005, in respect of doubtful debts of the moshav sector.

* Including enterprises and related organizations.

	31 December 2005	31 December 2004
	NIS millions	
Composition of credit to the agricultural sector (a)		
Kibbutzim (communal agricultural settlements), including enterprises and regional and other organizations	**2,428**	2,490
Moshavim (cooperative agricultural settlements), including enterprises and regional and other organizations (b)	**161**	135
Total kibbutzim and moshavim	**2,589**	2,625
Production and marketing boards	**593**	663
Private agriculture	**947**	764
Total credit to the agricultural sector	**4,129**	4,052

(a) Including credit to industrial enterprises in the agricultural sector.
(b) Including certain agricultural associations and organizations to which the Law for Arrangements in the Family Agricultural Sector 5752-1992 applies.

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes (cont'd):

(2) Credit to the agricultural sector (cont'd)

	31 December 2005	31 December 2004
	NIS millions	
Credit to the agricultural sector includes:		
(a) Non-accrual loans to problematic borrowers		
In unlinked Israeli currency	39	66
In CPI linked Israeli currency	36	40
Linked to foreign currency	5	5
(b) Restructured credit		
(1) Loans restructured during the current year with waiver of income		
In CPI linked Israeli currency	-	2
Average period to maturity (in years)	-	5
(2) Loans restructured in prior years with waiver of income		
In CPI linked Israeli currency	143	233
(3) Loans restructured during the current year without waiver of income		
In CPI linked Israeli currency	-	24
(c) Credit approved for restructuring by Bank Management not yet executed		
Balance as at balance sheet date	59	44
(d) Credit in temporary arrears		
Balance as at balance sheet date	4	6
Related interest income included in the statement of profit and loss	1	-
(e) Credit under special supervision		
Balance as at balance sheet date	470	477
(f) Credit to the agricultural sector not included in the above problematic borrowers		
Balance as at balance sheet date	3,373	3,155
Related interest income included in the statement of profit and loss	207	162

Note 4 - Credit to the Public (cont'd)
Reported Amounts

B. Credit to the public includes (cont'd):

(3) Credit to local authorities

	31 December 2005	31 December 2004
	NIS millions	
Composition of credit to local authorities (a)		
Balance as at balance sheet date	**3,546**	3,502
Credit to local authorities includes:		
(a) Non-accrual loans to problematic borrowers		
In unlinked Israeli currency	**14**	(b) 16
In CPI linked Israeli currency	**11**	(b) 9
(b) Credit in temporary arrears		
Balance as at balance sheet date	**2**	7
Related interest income included in the statement of profit and loss	**-**	1
(c) Credit under special supervision		
Balance as at balance sheet date	**269**	(b) 306
(d) Credit to local authorities not included in the above problematic borrowers		
Balance as at balance sheet date	**3,250**	(b) 3,164
Related income included in the statement of profit and loss	**270**	232

(a) Including intercity associations and entities controlled by local authorities.
(b) Restated.

The local authorities – In light of the deterioration in the economic situation of the local authorities, on 17 June 2004 the Budgetary Principles (Amendment No. 131 and Temporary Provision) Law – 5764 - 2004 (the "Amendment to the Law") came into effect. The objective of the Amendment to the Law was to enable local authorities in distress to carry out a recovery program while receiving immunity from creditors for a limited period of time. Since the Amendment to the Law impaired agreements that were signed between the Bank and the Government of Israel in respect of debts and arrangements made in the past with the local authorities, Management of the Bank decided to suspend providing new credit to the local authorities.

Following discussions between the banks, including the Association of Banks, the Ministry of Finance and the Ministry of the Interior an understanding was reached regarding a number of restrictions that were imposed on the debts to the banks in the Amendment to the Law. Following the aforementioned understanding, the Association of Banks withdrew the petition it had filed with the High Court of Justice on the matter.

As a result, the Bank decided at the beginning of 2005 to renew selectively the granting of credit to part of the local authorities. Each request is examined specifically and individually, and the Bank uses utmost caution and examines the exposure in each local authority, taking into consideration the repayment ability of all of its liabilities over the relevant period and other factors.

Note 4 - Credit to the Public (cont'd)

C. Provision for doubtful debts

	2005			2004			2003		
	Specific provision (a)	Supplementary provision (b)	Total	Specific provision (a)	Supplementary provision (b)	Total	Specific provision (a)	Supplementary provision (b)	Total
	Reported amounts						Adjusted amounts		
	NIS millions			NIS millions			NIS millions		
Balance at beginning of year	7,275	1,041	8,316	6,625	1,047	7,672	5,740	1,086	6,826
Provisions during the year	2,176	35	2,211	2,005	18	2,023	2,321	8	2,329
Decrease in provisions	(714)	(36)	(750)	(469)	(24)	(493)	(374)	(47)	(421)
Collection of past years' write-offs	(35)	-	(35)	(16)	-	(16)	(31)	-	(31)
Net addition (disposal) charged to statement of profit and loss	1,427	(1)	1,426	1,520	(6)	1,514	1,916	(39)	(f)1,877
Write-offs	(490)	-	(490)	(870)	-	(870)	(913)	-	(913)
Inflationary erosion and adjustments	-	-	-	-	-	-	(e)(118)	-	(118)
Balance at end of year (d)	8,212	(c) 1,040	9,252	7,275	(c) 1,041	8,316	6,625	(c) 1,047	7,672
Including balance of provision not deducted from credit to the public	32	122	154	34	176	210	21	178	199

(a) Not including provision for interest in respect of the period after the debts were determined to be doubtful. With respect to loans in arrears for which a provision was established to the extent of the arrears, no accrual for interest was recorded thereon.

(b) Including a general provision for doubtful debts in the amount of NIS 761 million (31 December 2004 - NIS 734 million; 31 December 2003 – NIS 723 million).

(c) Including a special provision of NIS 2 million.

(d) The amount of the specific provisions according to the period of arrears is NIS 409 million on a consolidated basis (31 December 2004 – NIS 344 million, 31 December 2003 – NIS 281 million).

(e) In 2003, including provision transferred to securities item - see Note 3 above.

(f) The amount of NIS 1,883 million was charged to the statement of profit and loss in reported amounts.

Note 4 - Credit to the Public (cont'd)

D. Overdue payments on housing loans and provisions for doubtful debts according to period of arrears

Reported Amounts

	From three months to six months	From six months to fifteen months	From fifteen months to thirty three	More than thirty three months	Total
			NIS millions		
As of December 31, 2005- Reported amounts					
Overdue amount	**11**	**25**	**31**	**220**	**287**
Of which: interest on overdue amount	**-**	**1**	**3**	**109**	**113**
Balance of provision for doubtful debts according to period of arrears (*)	**-**	**48**	**86**	**275**	**409**
Balance of loan less provision	**292**	**262**	**163**	**74**	**791**
As of December 31, 2004 - Adjusted amounts					
Overdue amount	11	25	38	204	278
Of which: interest on overdue amount	-	1	3	106	110
Balance of provision for doubtful debts according to period of arrears (*)	-	41	97	206	344
Balance of loan less provision	287	258	105	162	812

(*) Not including provision in respect of interest on overdue amount.

On 1 January 2006 the Supervisor of Banks in the Bank of Israel published a memorandum regarding the method of calculation of the allowance for doubtful accounts on housing loans. The memorandum states, *inter alia*, that a bank that chooses to calculate allowances in respect of loans according to the degree of repayment method even in the event that implementation of this method is not required in accordance with the regulations, may not decrease the amount of the allowances by recording specific allowances. Also, the memorandum provides clarifications regarding the method of calculating the degree of repayment, guidelines regarding the method of calculation of the allowance in respect of reorganization and restructuring of loans, and the method of calculation of the allowance in respect of which the principal is paid in one installment. Also, the memorandum considers settlement of overdue loans after balance sheet date and does not enable decrease in the allowance even if cash is received in respect of the overdue portion after balance sheet date, including cash in respect of realization of an apartment before balance sheet date. The new memorandum is in effect for financial statements as from 31 March 2006.

The effect of the memorandum, that will be in effect as from the first quarter of 2006, on the allowance four doubtful accounts, according to 31 December 2005 data, is an additional NIS 63 million. The difference is derived mainly from a decrease in allowances in Bank Leumi Mortgage Bank as of balance sheet date in respect of assets realized and consideration for which was received after balance sheet date.

Note 4 - Credit to the Public (cont'd)

E. Classification of credit to the public (a) and of off-balance sheet credit risk (b) according to size of debt per borrower

Credit per borrower NIS thousands		31 December 2005		
		Number of borrowers (c)	Credit(a)	Off balance - sheet credit risk (b)
			Reported amounts	
From	To		NIS millions	
0	10	647,342	553	2,000
10	20	177,409	914	1,535
20	40	202,682	2,135	3,568
40	80	177,252	3,874	6,040
80	150	99,761	5,478	5,310
150	300	73,220	12,066	3,700
300	600	46,108	16,366	2,881
600	1,200	13,815	9,364	1,913
1,200	2,000	4,032	5,012	1,092
2,000	4,000	3,122	6,923	1,678
4,000	8,000	2,154	9,363	2,583
8,000	20,000	1,715	16,218	5,011
20,000	40,000	817	16,247	6,171
40,000	200,000	642	35,024	17,758
200,000	400,000	81	14,864	7,035
400,000	800,000	41	16,736	5,054
800,000	1,200,000	7	5,011	1,252
1,200,000	1,600,000	1	903	366
1,600,000	2,000,000	2	-	3,711
2,000,000	2,400,000	-	-	-
2,400,000	2,800,000	-	-	-
2,800,000	2,988,541	2	3,076	2,788
		1,450,205	180,127	81,446

Commencing with the NIS 8,000 thousand credit level, the classification is set forth in accordance with the specific consolidation method; with respect to the other levels of borrowers, credit has been classified according to the outstanding loans method.

(a) Net of specific provisions for doubtful debts and with the addition of the fair value of derivative instruments.
(b) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(c) Number of borrowers according to total credit and credit risk.

Note 4 - Credit to the Public (cont'd)

E. Classification of credit to the public (a) and of off-balance sheet credit risk (b) according to size of debt per borrower (cont'd)

Credit per borrower NIS thousands		31 December 2004		
		Number of borrowers (c)	Credit(a)	Off balance - sheet credit risk (b)
			Reported amounts	
From	To		NIS millions	
0	10	578,171	573	1,730
10	20	169,904	906	1,506
20	40	186,042	2,026	3,267
40	80	163,161	3,486	5,674
80	150	98,426	5,217	5,444
150	300	74,309	12,265	3,761
300	600	43,390	15,503	2,360
600	1,200	12,042	8,261	1,594
1,200	2,000	3,614	4,588	937
2,000	4,000	2,902	6,513	1,596
4,000	8,000	1,944	8,598	2,162
8,000	20,000	1,677	16,161	4,644
20,000	40,000	706	14,353	5,235
40,000	200,000	601	34,987	14,479
200,000	400,000	91	18,440	7,332
400,000	800,000	36	15,919	3,390
800,000	1,200,000	4	3,231	801
1,200,000	1,600,000	-	-	-
1,600,000	1,990,920	3	1,127	4,444
		1,337,023	172,154	70,356

Commencing with the NIS 8,000 thousand credit level, the classification is set forth in accordance with the specific consolidation method; with respect to the other levels of borrowers, credit has been classified according to the outstanding loans method.

(a) Net of specific provisions for doubtful debts and with the addition of the fair value of derivative instruments.
(b) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(c) Number of borrowers according to total credit and credit risk.

Note 5 - Credit to Governments

Reported amounts

	31 December 2005	31 December 2004
	NIS millions	
Credit from the proceeds of debenture issues	-	4
Credit in connection with arrangements for complementing interest in respect of Housing Ministry benefits	43	46
Less: complementary interest advanced by the Government	(43)	(46)
Other credit (a)	848	959
Total credit to Governments	848	963
(a) Including credit to foreign Governments	806	875

Note 6 - Investments in Companies Included on Equity Basis

Reported amounts

A. Composition:

	31 December 2005	31 December 2005	31 December 2004
	Companies included on equity basis available for sale	Companies included on equity basis	Companies included on equity basis
	NIS millions		
Total investments in shares stated on equity basis (including other assets)	895	1,160	1,754
	-	9	-
Including shareholders' loans	895	1,169	1,754
Including - post-acquisition profits	724	425	834
Post-acquisition changes in shareholders' equity:			
Translation differences	11	28	14
Details regarding other assets and goodwill:			
Amortization period		20 years	20 years
Original amount, net		105	109
Unamortized balance		72	81

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

A. Composition (cont'd):
Reported amounts

	31 December 2005		31 December 2004	
	Book value	Market value	Book value	Market value
	NIS millions			
Details on book value and market value of quoted securities:				
The Israel Corporation Ltd.	**1,066**	**2,363**	784	1,310
Migdal Insurance and Financial Holdings Ltd.	**534**	**1,355**	556	1,465
Africa Israel Investments Ltd.	**315**	**1,197**	238	1,005
Others	**-**	**-**	49	110
Total	**1,915**	**4,915**	1,627	3,890

B. Group's equity in profit of companies included on equity basis

	2005	2004	2003
	Reported amounts		Adjusted amounts
	NIS millions		
Group's equity in operating profit of companies included on equity basis	**563**	458	158
Provision for deferred taxes	**(185)**	(48)	(6)
Group's equity in after-tax operating profits of companies included on equity basis	**378**	410	152

C. Details regarding sale of investee companies

1. Sale of two real holding companies (companies Included on Equity Basis)

   (a) The Bank of Israel informed the Bank that it is required to sell its holdings in two conglomerates, Africa Israel and/or Migdal Holdings and/or the Israel Corporation) as soon as possible and not later than 30 September 2006. In the event that one of the two entities sold is Migdal Holdings, the Bank will be entitled to sell its holdings in Migdal Holdings gradually, until 31 March 2008 as follows: Until 31 March 2007 the rate of the Bank's holding in Migdal Holdings will not exceed 10% and until 31 March 2008 the Bank will be required to sell all of its holdings in Migdal Holdings (in the event that the Banking Law is not amended until that date so that insurance companies will be exempted specifically from the provisions of Section 24 of the Banking Law).
   On 18 January, 2006 the Bank informed the Bank of Israel that it intends to sell its holdings in Africa Israel Investments Ltd and in Migdal Holdings.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

C. Details regarding sale of investee companies (cont'd):
Reported amounts

(b) On 13 February 2006 the Bank signed an agreement for all of all of its holdings in Africa Israel to Mr. Lev Levayov (controlling shareholder in Africa Israel) or to a company under his control in consideration for NIS 150 per share, reflecting a value of the company of NIS 7,075 million. The total consideration to the Bank amounts to NIS 1,120 million.The expected net gain from the transaction, based on the financial statements as of 31 December 2005, is estimated to be NIS 486 million.

(c) On 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd, a wholly owned subsidiary of the Bank ("Leumi Holdings") and between Participatie Maatschappij Graafschap Holland N.V., a wholly owned subsidiary of Assicurazioni Generali S.p.A., for sale of shares of Migdal Insurance and Financial Holdings Ltd ("the company") constituting 10% of the issued and paid-up share capital of the company, owned by the Bank and Leumi Holdings, in consideration for US$ 142 million. The expected net gain from the transaction, based on the financial statements as of 31 December, 2005, is estimated to be NIS 245 million. Consummation of the transaction is subject to receipt of approval from the Supervisor of Insurance for the change in the rate of holding of the parties to the transaction.

On 15 March, 2006 the transaction was consummated after receipt of approval from the Supervisor of Insurance. After closing and consummation of the transaction, the Bank retains close to 10% of the issued and paid-up share capital of the company.

2. As a result of the legislative reform in the capital market the Bank implemented the following measures:

(a) On October 19, 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd to Zur Shamir Holdings Ltd in consideration for NIS 116.2 million. The capital gain derived from the transaction amounted to NIS 42 million.

(b) On September 15, 2005 a decision was reached to sell the Bank's holdings in Leumi Pia to Harel Insurance Investments Ltd in consideration for NIS 535 million, subject to signing an agreement between the parties and to regulatory approvals.

(c) On November 26, 2005 the Bank decided to enter into an agreement together with Leumi Gemel Ltd to sell the goodwill, activity, assets and liabilities in connection with the mutual funds managed by Leumi Gemel Ltd.

A group of five Provident funds, the largest of which are the Otzma, Taoz and Rimon Provident Funds, were sold to Harel Insurance Investments Ltd in consideration for NIS 675 million. The other Provident funds, the largest of which are the Sion, Central Severance Pay Fund, Zur and Sagi Provident Funds, were sold to Solomon Provident Funds Ltd, a company controlled by A. Solomon Investments Ltd (subject to Markston Fund (composed of four limited partnerships) becoming the controlling shareholder therein) in consideration for NIS 473 million. The Leumi Group will continue to provide operational services in connection with the Provident funds that were sold, subject to signing operating agreements.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

C. Details regarding sale of investee companies (cont'd):

The transaction is subject to receipt of regulatory approvals.

(d) On 28 November 2005 the Bank decided to enter into an agreement together with Psagot Ofek Investment House Ltd and its subsidiaries, including Psagot Mutual Funds Management – Leumi Ltd ("the Psagot Ofek Group") to sell the goodwill, activity, assets and liabilities in connection with all of the assets of the Psagot Ofek Group, with York Capital Management ("York"), in the name of entities that it manages, in consideration for NIS 1.35 billion. Also, the Bank received an option to acquire from York 50% of the means of control in the company that will manage the investment portfolio management activity.

The transaction is subject to receipt of regulatory approvals.

(e) The transactions detailed in paragraphs (b) – (d) above are expected to be finalized in 2006 and, as a result, the Bank is expected to record capital gains in the amount of NIS 1.9 billion.

For additional information regarding the reform in the capital market see Note 31 below.

Note 6 - Investments in Companies Included on Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis

(1) Subsidiaries (a)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2005	2004	2005	2004	2005	2004
						Reported amounts	
		%	%	%	%	NIS *millions*	
In Israel							
Arab-Israel Bank Ltd.	General banking services	**99.7**	99.7	**99.7**	99.7	**321**	308
Leumi Mortgage Bank Ltd.	Provision of housing loans	**100.0**	100.0	**100.0**	100.0	**1,742**	1,670
Leumi Agricultural Development Ltd.		**100.0**	100.0	**100.0**	100.0	**59**	59
Leumi Industrial Development Ltd.		**99.6**	99.6	**99.8**	99.8	**104**	103
Leumi and Co. Investment House Ltd. (c)	Business and financial services	**100.0**	100.0	**100.0**	100.0	**178**	147
Leumi Leasing and Investments Ltd. (d)	Equipment leasing and granting loans	**99.5**	99.5	**99.6**	99.6	**697**	666
Leumi Finance Company Ltd.	Raising capital by bond issues	**100.0**	100.0	**100.0**	100.0	**161**	152
Leumi Card Ltd.	Provision of credit card services	**100.0**	100.0	**100.0**	100.0	**-**	(63)
Psagot - Ofek Investments House Ltd.	Investment portfolio management	**100.0**	100.0	**100.0**	100.0	**101**	77
Leumi Real Holdings Ltd. (e)	Real holdings	**100.0**	100.0	**100.0**	100.0	**289**	239
Leumi Financial Holdings Ltd.	Financial holdings	**100.0**	100.0	**100.0**	100.0	**134**	137

See footnotes on page 279.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Other equity investments		Contribution to net operating profit		Dividend received		Other items in shareholders' equity (b)		Guarantees on behalf of the subsidiary in favor of parties outside the Group	
	31 December		For year ended 31 December				31 December		31 December	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Reported amounts		Reported amounts		Reported amounts		Reported amounts		Reported amounts	
	NIS millions		NIS millions		NIS millions		NIS millions		NIS millions	
In Israel										
Arab-Israel Bank Ltd.	-	-	73	68	60	60	(2)	(1)	-	-
Leumi Mortgage Bank Ltd.	142	138	126	123	54	40	-	-	5	5
Leumi Agricultural Development Ltd.	-	-	2	1	3	3	-	-	-	-
Leumi Industrial Development Ltd.	-	-	4	3	3	6	-	-	-	-
Leumi and Co. Investment House Ltd. (c)	142	142	25	13	-	-	6	3	21	-
Leumi Leasing and Investments Ltd. (d)	-	-	31	23	-	-	-	-	-	-
Leumi Finance Company Ltd.	-	-	8	7	7	15	8	-	-	-
Leumi Card Ltd.	270	262	63	30	-	-	-	-	3	33
Psagot-Ofek Investments House Ltd.	31	30	24	8	-	-	-	-	475	391
Leumi Real Holding Ltd. (e)	142	173	31	22	-	-	-	6	-	-
Leumi Financial Holdings Ltd.	-	-	5	6	-	-	-	-	10	10

See footnotes on page 279.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2005	2004	**2005**	2004	**2005**	2004
						Reported amounts	
		%	%	%	%	NIS millions	
Abroad							
Bank Leumi le-Israel Corporation	Holding company - registered in the U.S.	**100.0**	100.0	**100.0**	100.0	**628**	490
Bank Leumi USA (f)	General banking services - registered in the U.S.	**99.9**	99.9	**99.9**	99.9	**1,706**	1,687
Bank Leumi (UK) PLC	General banking services - registered in Great Britain	**99.7**	99.7	**99.7**	99.7	**925**	903
Bank Leumi le-Israel (Switzerland) (g)	General banking services - registered in Switzerland	**74.9**	70.4	**90.4**	88.7	**(i) 595**	628
Bank Leumi (Luxembourg) SA	General banking services - registered in Luxembourg	**100.0**	100.0	**100.0**	100.0	**109**	108
Leumi Finance Corporation (h)		**99.9**	99.9	**99.9**	99.9	**5,240**	4,662
Leumi USA Investment Corporation (h)		**99.9**	99.9	**99.9**	99.9	**3,982**	4,773

See footnotes on page 279.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Name of company	Other equity investments		Contribution to net operating profit (loss)		Dividend received		Other items in shareholders' equity (b)		Guarantees on behalf of the subsidiary in favor of parties outside the Group	
	31 December		For year ended 31 December				31 December		31 December	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Reported amounts		Reported amounts		Reported amounts		Reported amounts		Reported amounts	
	NIS millions		NIS millions		NIS millions		NIS millions		NIS millions	
Abroad										
Bank Leumi le-Israel Corporation	-	-	46	(1)	-	-	(1)	-	-	-
Bank Leumi USA (f)	-	-	203	163	-	-	(92)	(36)	-	-
Bank Leumi (UK) PLC (h)	38	40	60	127	34	78	-	(1)	-	-
Bank Leumi le-Israel (Switzerland) (g)	-	-	(62)	48	21	-	(2)	-	5	4
Bank Leumi (Luxembourg) SA	31	29	2	17	-	-	(1)	-	-	-
Leumi Finance Corporation (h)	-	-	479	58	-	-	-	-	-	-
Leumi USA Investment Corporation (h)	-	-	465	88	-	-	-	-	-	-

See footnotes on next page.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(1) Subsidiaries (a) (cont'd)

Footnotes:

(a) Data regarding subsidiaries reflecting the Bank's investment therein less investments of each company in other companies in the Bank Group, and the Bank's equity in their results less each company's share in other companies in the Bank Group of the above said investments.

(b) Including adjustments from presentation of securities available for sale of subsidiaries according to fair value.

(c) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 26 million.

(d) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 82 million.

(e) The Bank's share in the capital reserve in respect of the benefit inherent in controlling shareholders' loans is NIS 42 million.

(f) Investment in the company by Bank Leumi le'Israel Corporation.

(g) In 2005 the Bank acquired approximately 4.5% of the share capital of Bank Leumi le-Israel (Switzerland).

(h) Property companies that were incorporated by Bank Leumi USA and are consolidated in their financial statements.

(i) Including goodwill in the amount of NIS 16 million.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(2) Companies included on equity basis (a)

Name of company	Principal area of activity	Percentage granting a right to profits		Percentage of voting rights		Investment in shares – net asset value	
		31 December		31 December		31 December	
		2005	2004	2005	2004	2005	2004
						Reported amounts	
		%	%	%	%	NIS millions	
The Israel Corporation Ltd.	Holding company	18.3	19.8	18.3	19.8	(b) 1,066	(b) 784
Migdal Insurance and Financial Holdings Ltd. (c)	Holding company	19.9	19.9	19.9	19.9	534	556
Africa Israel Investments Ltd. (d)	Promotion, construction, property, rental, tourism and vacation	15.7	16.4	15.7	16.5	315	238
Af-Sar Ltd. (e)	Property rental	20.0	20.0	20.0	20.0	46	42

See footnotes on next page.

Note 6 - Investments in Companies Included On Equity Basis (cont'd)

D. Details concerning principal subsidiaries and companies included on equity basis (cont'd)

(2) Companies included on equity basis (a) (cont'd)

Name of company	Contribution to net operating profit		Dividend received		Guarantees on behalf of the investee in favor of parties outside the Group	
	For the year ended 31 December				31 December	
	2005	2004	**2005**	2004	**2005**	2004
	Reported amounts		**Reported amounts**		**Reported amounts**	
	NIS millions					
The Israel Corporation Ltd.	**293**	234	**55**	-	**489**	68
Migdal Insurance and Financial Holdings Ltd (c)	**26**	92	**139**	25	**-**	39
Africa Israel Investments Ltd. (d)	**53**	64	**33**	30	**171**	295
Af-Sar Ltd. (e)	**3**	1	**-**	18	**-**	-

(a) The data regarding companies included on equity basis are on a consolidated basis.
(b) Includes balance of other assets in the amount of NIS 71 million (31 December 2004 - NIS 81 million).
(c) Regarding the sale of the holding in Migdal Insurance and Financial Holdings Ltd post balance sheet date, see C1(c) above.
(d) According to an agreement between the Bank and the controlling shareholder in Africa – Israel regarding the right to appoint 20% of the members of the Board of Directors. Regarding the sale of the holding in Africa Israel Investments Ltd post balance sheet date, see C1(b) above.
(e) Regarding the sale of Af-Sar Ltd, see Note 18Q below.

Note 7 - Buildings and Equipment
Reported Amounts

A. Composition:

	Cost				Depreciation				Net book value	
	As at 1 January 2005	Change during the year Additions	Change during the year Disposals	As at 31 December 2005	As at 1 January 2005	Current provision	Deductions in respect of disposals	As at 31 December 2005	As at 1 January 2005	As at 31 December 2005
	NIS millions				NIS millions				NIS millions	
Buildings and real estate (b)	3,019	60	(76)	3,003	1,513	(a) 61	(58)	1,516	1,506	1,487
Equipment, furniture and motor vehicles	5,330	574	(460)	5,444	4,168	369	(449)	4,088	1,162	1,356
Total	8,349	634	(536)	8,447	5,681	430	(507)	5,604	2,668	2,843

(a) Including decrease of provisions for impairment in the amount of NIS 4 million.
(b) Including leasehold installations and improvements.

Note 7 - Buildings and Equipment (cont'd)
Reported Amounts

B. Average depreciation rates:

	31 December 2005	31 December 2004
Buildings and real estate	**3.11%**	2.94%
Equipment, furniture and motor vehicles	**17.70%**	18.38%

C. The Group has rental or lease rights on real estate and equipment for a period of from 4 to 47 years from the balance sheet date in an amount (net of depreciation) of NIS 147 million (31 December 2004 - NIS 148 million).

D. Buildings and real estate not used by the Group, mainly rental buildings, amount to NIS 21 million in the balance sheet (31 December 2004 - NIS 35 million).

E. The item "buildings" includes improvements and leasehold rights, including payments on account. Part of the buildings are on leased land. Assets in the amount of NIS 217 million (2004 - NIS 230 million) in the balance sheet have not yet been registered at the Land Registry Office in the name of the Bank. The principal reasons for the non-registration are the absence of a land registry arrangement in the area (parcellation), and non-registration of the project as a cooperative building by the contractor/developer.

F. Buildings earmarked for sale, in the amount of NIS 25 million (2004 - NIS 30 million) are stated at the lower of reported cost or realizable value.

G. The balance of equipment includes capitalized costs relating to the development of computer software in the amount of NIS 83 million (31 December 2004 - NIS 79 million).

Note 8 - Other Assets
Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Deferred tax asset, net (see Note 26H)	**1,043**	1,331
Excess of deposits for severance pay over provision – see Note 15(f)	**190**	-
Assets transferred to ownership of the Group as a result of settlement of problematic credit	**24**	14
Value of insurance policies in foreign branch	**316**	286
Goodwill	**23**	1
Excess of advance tax payments over current provisions	**32**	68
Issue expenses of debentures, bonds and subordinated notes	**60**	47
Debit balances in respect of derivative instruments (except embedded derivatives)	**3,787**	4,539
Accrued income	**107**	78
Prepaid expenses	**152**	134
Receivables in respect of credit cards	**319**	259
Receivables in respect of "artificial" shares	**341**	567
Other receivables and prepayments	**214**	144
Total other assets	**6,608**	7,468

Note 9 - Deposits of the Public
Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Demand deposits	**29,584**	29,250
Time and other deposits	**179,256**	164,338
Deposits in savings plans	**12,988**	16,064
Total deposits of the public	**221,828**	209,652

Note 10 - Deposits from Banks
Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Commercial banks:		
Demand deposits	**382**	441
Time deposits	**3,190**	4,303
Acceptances	**576**	512
Central banks:		
Demand deposits	**-**	233
Specialized banking entities:		
Demand deposits	**168**	145
Time deposits	**31**	21
Total deposits from banks	**4,347**	5,655

Note 11 - Debentures, Bonds and Subordinated Notes
Reported Amounts

	Average maturity (a)	Internal yield rate (a)	31 December 2005	31 December 2004
	Years	%	NIS millions	
Debentures and Bonds (b)				
In Israeli currency linked to the CPI (f)	4.74	**4.13**	**2,153**	1,064
In unlinked Israeli currency	2.83	**5.56**	**648**	-
In U.S. dollars (c)	0.01	**3.81**	**469**	442
In Israeli currency:				
- linked to the U.S. dollar	(d) 2.06	**3.67**	**851**	400
- linked to the Euro	(e) 0.99	**3.02**	**165**	108
Subordinated notes (b)				
Unlinked Israeli currency	4.61	**6.92**	**119**	119
In Israeli currency:				
- linked to the CPI	4.92	**5.20**	**9,567**	6,483
- linked to the U.S. dollar	(d) 3.39	**4.73**	**609**	568
In U.S. dollars	(d) 5.50	**5.23**	**2,672**	2,072
Total debentures, bonds and subordinated notes			**17,253**	11,256

Debentures issued by Israeli subsidiaries are secured by liens registered on their assets - see Note 14.

(a) The average maturity is the average of the payment periods, weighted according to the payment flow discounted at the internal yield rate. The internal yield rate is the rate of interest discounting the value of the anticipated future flow of payments to the amount included in the balance sheet.

(b) The unamortized balance of the discount less the premium on debentures and on subordinated notes has been deducted from the amount of the debentures.

(c) The terms of the issues confer the right of early redemption under certain conditions. The computation of the average maturity did not take early redemption into account.

(d) The average life as of the change in interest in bonds in U.S. dollars is 1.1 years, in subordinated notes linked to the U.S. dollar is 0.95 years and subordinated notes in U.S. dollars is 0.51 years.

(e) "Tali Euro" bonds exercisable at any time with an interest rate that varies on a daily basis.

(f) Of which, subordinated notes (non-marketable) in the amount of NIS 431 million (December 31, 2004 - NIS 420 million) that, in certain circumstances, may be converted to shares. See note 13A below.

(g) Includes value of an inherent foreign currency linked option in the amount of NIS 5 million.

Note 12 - Other Liabilities

Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Deferred tax liability, net (see Note 26H)	**52**	65
Excess of current provisions for taxes over advance payments	**225**	142
Excess of provisions for severance pay and pensions over amounts funded (see Note 15F)	**2,324**	2,209
Provisions for unutilized vacations and long service bonus	**623**	628
Deferred income	**377**	202
Credit balances in respect of derivative instruments (except embedded derivatives)	**3,438**	3,689
Provision for doubtful debts in respect of off-balance sheet items	**154**	207
Accrued expenses in respect of salaries and related expenses	**504**	390
Proposed dividend	**1,103**	1,004
Payables in respect of credit cards	**200**	186
Accrued expenses	**338**	292
Basket shares	**810**	1,232
Other payables and credit balances	**818**	686
Total other liabilities	**10,966**	10,932

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks

A. Share capital

	31 December 2005		31 December 2004	
	Authorized	Issued and paid	Authorized	Issued and paid
	NIS	NIS	NIS	NIS
Ordinary shares of NIS 1.0 each	1,715,000,000	1,414,232,680	1,715,000,000	1,414,232,680

All issued shares are registered in the names of the shareholders.
The issued shares have been converted into ordinary stock and are transferable in units of NIS 1.0.
The ordinary stock is listed on the Tel-Aviv Stock Exchange.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

In 2002, NIS 400 million par value deferred deposits/capital notes (non-marketable), repayable on 30 June 2101, were issued. The deferred deposits/capital notes were recognized by the Bank of Israel as Upper tier II capital of the Bank. In certain circumstances, as defined by the Supervisor of Banks, the capital notes may be converted to 138,064,557 ordinary shares of the Bank.

On 2 February 2006, the General Meeting of the Bank approved an option plan for employees of the Bank, Leumi Mortgage Bank Ltd, Arab-Israel Bank Ltd and the Bank Leumi le-Israel Restaurant Association R.S.

In accordance with the option plan, 84,853,960 options were issued on February 14, 2006 to the above mentioned employees. The options are convertible to 84,853,960 ordinary shares of NIS 1.0 of the Bank (6% of the issued share capital of the Bank as of the date of the allocation).

The options may be exercised in two portions: the first portion at the end of two years from the date of allocation of the options and the second as from the end of the second year from the date of allocation of the options and until the end of the third year from the date of the allocation.

In February 2006, it was agreed with the Accountant General regarding the offer of 2.873% (out of a rate of 3.873% to which the employees are entitled in respect of privatization) of the share capital of the Bank by the State to the employees from.

For additional information see Note 15(d) and (e) below.

B. Dividend policy and dividend for the years 2003 - 2005

On 29 March 29 2006 the Board of Directors of the Bank determined the following dividend policy:

The Board of Directors intends to recommend to the General Meeting distribution of an annual dividend for the years 2006 and 2007 in an amount constituting at least 50% of the Bank's annual net income available for distribution, in the event that no negative change is evident in the Bank's earnings and/or in its business situation and/or in the situation in the economy in general and/or in the legal or fiscal environment.

All dividend distributions will be implemented in accordance with the provisions of the Companies Ltd, 1999, stating *inter alia* that the Bank is entitled to implement distributions from its profits as long as it is not reasonably expected that such distribution will prevent the Bank from the ability to fulfill its existing and expected liabilities, as of the date of their maturity. Also, the Bank is required to fulfill limitations and restrictions fixed by the Supervisor of Banks, e.g. capital adequacy ratio of not less than 9%, fulfillment of the provisions of Section 23A of the Banking Law (Licensing), 1981, restricting the rate of capital that a banking institution may invest in real entities, and fulfillment of limitations and restrictions fixed by the Supervisor of Banks regarding granting of credit as a percentage of capital and regarding distribution of dividends, e.g. a dividend will not be distributed in the event that the non-monetary assets exceed the capital or in the event that such distribution will result in this situation; a dividend will not be distributed from capital reserves or from payable differences derived from translation of financial statements of autonomous units abroad; or when a loss was recorded in respect of one or more of the last three calendar years.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

The above mentioned policy is subject to limitations and restrictions detailed below regarding dividend distribution, as included in criteria and conditions fixed by the Bank of Israel regarding acquisition of control in the Bank, which were published in the framework of the sale to Barnea Investments B.V. ("Barnea") and that will remain in effect as from the date of granting the control permit to Barnea by the Bank of Israel:

1. Dividends will not be distributed from profits accrued in the Bank until the last date to which the last financial statements prior to submission of the offer for acquisition of the means of control refer. In the event that losses are accrued after this date, no dividend will be distributed except after covering these losses.

2. Dividends will not be distributed from profits from sale of material assets of the Bank during five years from the date of acquisition of the means of control, except upon fulfillment of all of the following conditions:

   (a) The sale is derived from legal requirements to which the Bank is subject.

   (b) Distribution of the dividend from profits from sale of the said assets will not result in amortization of the Bank's minimum capital adequacy ratio immediately prior to the sale of the said assets.

   (c) The Board of Directors of the Bank approves such distribution after examining the Bank's requirements and business plans.

   (d) Approval is received, in advance and in writing, from the Supervisor of Banks, after examining and ascertaining the Bank's capital adequacy and the decision of the Board of Directors.

Notwithstanding the above, in the event of special circumstances, as approved in a decision of the Board of Directors of the Bank and its Audit Committee, according to which the Bank's good will require dividend distribution exceeding the above, the holders of the control permit will be entitled to submit a request to the Governor of the Bank of Israel to approve such special distribution.

The above declaration of dividend policy does not purport to constitute any commitment toward any third party (including regarding dates of dividend payment or rate of dividend distribution in the future).

Dividend policy for years 2003 – 2005

The dividend policy for the years 2003 – 2005, inclusive, was to recommend to the General Meeting distribution of a dividend in an amount constituting at least 35% of the Bank's annual net income available for distribution, similar to the policy for 2006 and 2007 detailed above.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (Cont.)

Dividend for 2005

The Extraordinary General meeting convened on 2 February 2006 approved the recommendation of the Board of Directors from December 4, 2005 regarding distribution of a cash dividend at the rate of 65.9% of the net income for the first nine months of 2005 (approximately NIS 1,103 million), at a rate of 78.0% of the paid-up share capital. The dividend was paid on 28 February 2006 to the shareholders that held shares of the Bank on 15 February 2006 (the determining date). The shares were traded "X" dividend on 16 February 2006. The dividend was at a rate of NIS 0.78 for each ordinary share of NIS 1.0 par value.

Dividend for 2004

The Extraordinary General meeting convened on 1 February 2005 approved the recommendation of the Board of Directors from 16 December 2004 regarding distribution of a cash dividend at the rate of 65.6% of the net income for the first nine months of 2004 (approximately NIS 1,004 million), at a rate of 71.0% of the paid-up share capital. The dividend was paid on February 28, 2005 to the shareholders that held shares of the Bank on 15 February 2005 (the determining date). The shares were traded "X" dividend on 16 February 2005. The dividend was at a rate of NIS 0.71 for each ordinary share of NIS 1.0 par value.

Dividend for 2003

The Extraordinary General meeting convened on 15 February 2004 approved the recommendation of the Board of Directors from 25 December 2003 regarding distribution of a cash dividend at the rate of 35% of the net income for the first nine months of 2003 (approximately NIS 318 million), at a rate of 22.5% of the paid-up share capital. The dividend was paid on 28 February 2004 to the shareholders that held shares of the Bank on 3 February 2004 (the determining date). The shares were traded "X" dividend on 4 February 2004. The dividend was at a rate of NIS 0.225 for each ordinary share of NIS 1.0 par value.

The Annual General meeting convened on 28 June 2004 approved the recommendation of the Board of Directors from 31 March 2004 regarding distribution of an additional cash dividend for 2003 in the amount of NIS 82 million, at a rate of 5.8% of the paid-up share capital. The dividend was paid on 30 June 2004 to the shareholders that held shares of the Bank on June 16, 2004 (the determining date). The shares were traded "X" dividend on 17 June 2004. The dividend was at a rate of NIS 0.058 for each ordinary share of NIS 1.0 par value.

The total amount of the dividends for the year 2003 amounted to NIS 400 million, constituting 35% of the net income for 2003, at a rate of NIS 0.283 for each ordinary share of NIS 1 par value.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

C. Capital sufficiency based on directives of the Supervisor of Banks

Reported Amounts

Calculated pursuant to Directives Nos. 311 and 341 issued by the Supervisor of Banks, regarding minimum "capital ratio" and "allocation of capital in respect of exposure to market risks".

(1) Bank's capital for purposes of calculating the capital ratio

	31 December 2005	31 December 2004
	NIS millions	
Tier I capital	**16,277**	15,165
Tier II capital:		
Upper tier II capital (a)	**845**	834
Other tier II capital	**8,031**	6,509
Tier III capital (b)	**198**	193
Less investments in shares and Subordinated notes of financial companies (e)	**(142)**	(34)
Total capital	**25,209**	22,667

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

Reported Amounts

C. Capital sufficiency based on directives of the Supervisor of Banks (cont'd)

(2) Weighted average balances of risk

	2005		2004	
	Balances (c)	Weighted average balances of credit risk	Balances (c)	Weighted average balances of credit risk
	NIS millions		NIS millions	
Credit risk				
Assets				
Cash and deposits with banks	**35,381**	**5,664**	30,033	3,932
Securities (e)	**47,825**	**10,743**	43,543	9,621
Credit to the public (d)	**177,583**	**157,236**	169,682	148,720
Credit to governments	**848**	**243**	963	82
Investments in companies(e) included on equity basis	**2,064**	**2,014**	1,754	1,720
Buildings and equipment	**2,843**	**2,843**	2,668	2,668
Other assets	**6,608**	**4,849**	7,468	5,071
Total assets	**273,152**	**183,592**	256,111	171,814
Off-balance sheet instruments				
Transactions in which the balance reflects a credit risk	**26,776**	**22,958**	23,597	19,185
Derivative financial instruments	**14,286**	**6,732**	(f) 13,583	(f) 6,588
Other	**337**	**337**	(f) 410	(f) 410
Total off-balance sheet instruments	**41,399**	**30,027**	37,590	26,183
Total credit risk assets	**314,551**	**213,619**	293,701	197,997
Market risk	**-**	**4,585**	-	3,527
Total risk assets	**314,551**	**218,204**	293,701	201,524

(a) Including a general provision for doubtful debts of NIS 428 million constituting part of the upper tier II capital (December 31, 2004 - NIS 428 million).

(b) Held against market risks only.

(c) Assets – balance sheet balances, off-balance sheet instruments – stated value weighted on the basis of credit conversion factors.

(d) General provision for doubtful debts in the amount of NIS 328 million is not deducted from loans to the public (December 31, 2004 – NIS 329 million).

(e) Balances of investments in shares and in deferred liability notes of financial companies are deducted from equity and therefore also from the balance of securities and from investments in affiliated companies.

(f) Reclassified.

Note 13 - Shareholders' Equity and Capital Sufficiency based on the Directives of the Supervisor of Banks (cont'd)

C. Capital sufficiency based on the directives of the Supervisor of Banks (cont'd)

	31 December 2005	31 December 2004
	%	%
(3) Ratio of capital to risk assets on a consolidated basis		
The ratio of tier I capital to risk assets	**7.46**	7.53
The ratio of total capital to risk assets	**11.55**	11.25
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
(4) Capital sufficiency in principal subsidiaries		
Bank Leumi Mortgage Bank Ltd.		
The ratio of tier I capital to risk assets	**6.34**	6.43
The ratio of total capital to risk assets	**9.53**	9.67
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
Arab-Israel Bank Ltd.		
The ratio of tier I capital to risk assets	**20.67**	20.79
The ratio of total capital to risk assets	**21.21**	21.37
Ratio of total minimum capital to risk assets required by the Supervisor of Banks	**9.00**	9.00
Bank Leumi USA		
The ratio of tier I capital to risk assets	**8.53**	9.12
The ratio of total capital to risk assets	**11.60**	12.72
Ratio of total minimum capital to risk assets required by the local authorities	**10.00**	10.00
Bank Leumi (UK) plc		
The ratio of total capital to risk assets	**18.25**	20.95
Ratio of total minimum capital to risk assets required by the local authorities	**12.50**	12.50

Note 14 - Liens and Restrictive Conditions on Assets

Debentures and bonds issued by Israeli subsidiaries amounting to NIS 130 million (31 December 2004 - NIS 127 million) are secured by floating charges on their assets. Foreign branches and subsidiaries have pledged securities and other assets as security for deposits received from the Federal Home Loan Bank and certain obligations pursuant to requirements of the authorities of the countries in which they operate. The assets so pledged amount to NIS 4,309 million (31 December 2004 - NIS 3,239 million). The total liabilities in respect of which the assets were pledged amount to NIS 3,236 million (31 December 2004 - NIS 2,743 million).

The Bank recorded a pledge on a securities deposit, at the request of the Euroclear clearing house, in favor of Morgan Guaranty Trust Company Of New York, in the amount of the liability created from time to time in respect of actual utilization of credit by the Bank which was not repaid, for purposes of securities transactions through the said clearing house. The amount of the credit against which the securities were pledged is approximately U.S.$ 108 million (31 December 2004 - U.S.$ 124 million).

Beginning from 15 April 2004 the Ma'of clearing house changed its security requirements. Until 14 April 2004 the Bank was a guarantor for the Ma'of transactions of its customers and a monetary deposit was pledged in respect of nostro activity. As of 14 April 2004 the Bank (as all other members of the clearing house) also pledges nostro securities in respect of the transactions of its customers, the nostro transactions and the mutual guarantee of the clearing house members.

As at December 31, 2005 securities in the amount of NIS 1,874 million have been pledged (31 December 2004 - NIS 1,631 million).

The amount of security required by the Ma'of clearing house in respect of the Ma'of market activity amounted to NIS 1,006 million as at December 31, 2005. This amount includes the share of the Bank in the risk fund in the amount of NIS 236 million (31 December 2004 - NIS 154 million).

From 15 May 2005, there was a change in the Tel Aviv Stock Exchange Clearing House's arrangement for collateral that is required of Stock Exchange members. From this date, each of the members in the risk fund charges collateral in favor of the Stock Exchange Clearing House in the amount of its proportionate part in the fund, which will secure the member's liabilities to the Clearing House and the member's share in the risk fund. Furthermore, such collateral will also secure the liabilities of the other members of the risk fund, if the collateral that the other member provided will not be sufficient to cover the other member's liabilities, and in accordance with the proportionate part of each of the members in the fund up to the amount of the collateral given or up to the amount of the liabilities to the Stock Exchange Clearing House, whichever is the lower. The total debentures pledged by the Bank as at 30 September 2005 was NIS 93 million. Until 15 May 2005, guarantees were given by Stock Exchange members as part of the collateral arrangement for the Stock Exchange Clearing House.

On 17 August 2005, the Bank signed a debenture in favor of the Bank of Israel to secure credit received or to be received by the Bank from the Bank of Israel. As security for this, the Bank pledged in favor of the Bank of Israel by way of floating charge its stock of *Makam,* Gilon, Shahar and Galil debentures up to an amount of NIS 5.0 billion.
As of 31 December 2005, there was no credit from the Bank of Israel, while the balance of deposits with the Bank of Israel amounted to NIS 5,302 million (December 31, 2004 - NIS 9,019 million).

Note 15 - Employees Rights

A. Group labor agreement regarding privatization

On November 30, 2005 a special group labor agreement was signed between management of the Bank and the employees' representatives in respect of the privatization process in the Bank. The group labor agreement reinforces the implementation of the employees' option plan, the employees' right to acquire 3.873% of the Bank shares to which the employees are entitled at a discount of 25%, payment of an advance at the rate of one month's salary for provisions on account of the annual bonus for 2005, and the existing group labor agreements and arrangements in the Bank, as relevant, for a period of five years as from January 1, 2006.

The employees, on their part, committed in the agreement to refrain from disputes in connection the privatization process in the Bank.

The agreement was approved by the General Meeting on February 2, 2006.

Regarding the implications of the option plan and acquisition of shares by the employees, see paragraphs (d) and (e) below.

B. Severance pay and pensions

(1) General

In 2000 a special collective agreement was signed between the Management of the Bank, the representatives of the employees and the Histadrut regarding a pension arrangement with one of the large pension funds for employees of the Bank who started working with the Bank after 1 January 1999 and have not yet received permanent employment status at the date of signing the agreement. The pension plan the employees will join is a comprehensive cumulative pension plan with additional insurance for loss of working ability and death. The Bank will not have any pension liability in respect of these employees other than to supplement severance pay according to the agreement.

Employees, who began working with the Bank before 1 January 1999 and have received permanent employment status before the date of signing the aforementioned agreement, that retire from the Bank at retirement age, except those mentioned at the end of this paragraph and in (3) below, may choose between the right to receive severance pay plus their accumulated provident fund, or the right to receive a pension in which case they relinquish their right to the severance pay and provident fund. The right to a pension is calculated at a pension rate of 2.67% per annum for the first 15 years of employment and of 1.5% for each additional year, up to a maximum rate of 70%.

Provisions for severance pay are calculated on the basis of the latest salary, at one month's salary per each year of employment. The fundings in respect of the liabilities for severance pay are deposited with provident funds.

Note 15 - Employees Rights (Cont.)

B. Severance pay and pensions (cont'd)

The provisions for pensions are based on an actuarial calculation. The actuarial calculation was made according to the accrued benefit valuation according to the accrued benefit valuation method, taking into account the change in retirement age according to Retirement Age Law, 5764-2004. The actuarial calculation was made in accordance with estimated accrued benefits taking into account various parameters including the probability method taking into account various parameters including the probability, based on past experience, that the employee will select pension or provident fund amounts and severance pay (in the last ten years the distribution is 65% pension and 35% severance pay), past experience regarding disability, etc. The actuarial calculation is based on an amended model of life expectancy adapted to the instructions of the Supervisor of the Capital Markets, Insurance and Savings Section for the pension funds and was applied for all employees of the Bank.
An actuarial examination that was performed in 2004 and 2005 revealed that the life expectancy is higher than in the Israel Mortality Table for 1999. Accordingly an actuarial revision was made according to the mortality table in the amount of NIS 36 million and NIS 34 million, respectively.

The calculation of the Bank's actuarial liability for pension payments is made based on the capitalization rate determined by the Supervisor of Banks (4%) and less the increase in real wages as estimated by Management at the rate of 2.5% per annum. The calculation is made for a comprehensive pension plan, which includes old age, disability and survivor, and also takes into account employees who have not yet completed the period required for receipt of pension benefits (15 years of service).

The balance sheet provisions are based on the higher of the liabilities for severance pay plus the provident benefits and the pension liability. The Bank's pension liability for employees who have left and have opted for pension benefits, as well as that stated in (3) below, is covered by the pension provision, which is calculated based on the present value of the actuarially computed liability, as noted above, and without deduction for the expected real increase in wages.

(2) In November 2005 the Supervisor of Banks announced his adoption of the letter from the principal actuary in the Capital Markets, Insurance and Savings Section in the Treasury Department, to insurance companies. According to the letter, an insurer is required to estimate, as from the first quarter of 2006, the life assurance reserves on the basis of mortality tables, as presented in the position paper transmitted by the Supervisor of Insurance in April 2005 to insurance companies and to pension funds for their comment.

In accordance with the estimate of the Bank's actuary, based on updated mortality assumptions in accordance with the above mentioned position paper, for purposes of estimating the actuarial liabilities, in the first quarter of 2006 the Bank will record an additional provision in the amount of NIS 131 million before tax (NIS 83 million after tax) for purposes of updating the pension and jubilee provisions.

Note 15 - Employees Rights (cont'd)

(3) Early retirement for employees under personal employment contracts

(a) According to the employment contract with the Bank's President and Chief Executive Officer ("CEO") signed at the beginning of 1996 ("the contract"), differentiation existed between dismissal and resignation for purposes of the CEO's rights upon resignation, up to ten years of her work in the Bank ("the period of the rights").
Since the period of the rights has already ended, the CEO is entitled to immediate pension upon her retirement (whether in respect of resignation or dismissal) or severance pay at the rate of 200% of the latest monthly salary for each year of work in the Bank plus the amounts that have accrued in the pension fund, at her choice.

On 12 February 2002 the contract was amended so that the Bank undertook to continue to employ the CEO for five additional years ("the period of the commitment") while the entitlement of the CEO to terminate her employment with an advance announcement of nine months remains as in the past. In the event of dismissal of the CEO (including in the event of resignation which is deemed to be dismissal and including also resignation in the event of change in control in the Bank), the Bank will pay to the CEO compensation in the amount of all salaries and related benefits until the end of the period of the commitment.

As a result of the above, in the event of dismissal of the CEO in the period of the commitment the Bank will incur an additional expense in respect of the period from the date of the dismissal and until the end of five years from the date of the amendment to the personal contract. The maximum additional expense to the Bank in the event of immediate dismissal of the CEO is NIS 612 thousand (as at the date of amendment of the personal contract the amount was NIS 8,755 thousand) ("the maximum expense"). The maximum expense was calculated, as stated, for the whole period of five years and decreases over the period in which the CEO continues to work in the Bank, so that at the end of five years from the date of signing the amendment, i.e. on 12 February 2007, the Bank will not have any additional expense. The maximum expense is before tax and includes VAT on salary.

It should also be noted that the Board of Directors announced that it does not intend to dismiss the CEO and therefore no provision is required in respect of the amendment to the contract.

The personal employment contract of the CEO was amended in effect as from December 31, 2003, as follows: the period in which the CEO was entitled to pension at the rate of 3% per annum was increased from 15 years to 18 years. In the years 2003 through 2005 (included) the CEO will be entitled to an annual bonus in an amount varying according to the rate of net yield on net income from operating activity on shareholders' equity. Subject to the said amendments, the provisions of the personal employment contract will continue in effect and will be binding on the parties for all intents and purposes. The financial statements include appropriate provisions to cover these commitments.

Note 15 - Employees Rights (cont'd)

B. Severance pay and pensions (cont'd)

(3) Early retirement for employees under personal employment contracts (cont'd)

(b) The Bank signed personal employment contracts with members of Management and senior executives of the Bank (deputy general managers, senior assistants to the general manager and assistants to the general manager) according to which the Bank has undertaken to pay an immediate pension, in the event of dismissal of such an employee, if his age plus the number of years of employment with the Bank reach 75. The years of service of a member of Management (if the employee served at least 7 years as a member of Management) will be counted as additional years of seniority for purposes of the age of 75 as stated. The pension will be calculated at the rate of 2.67% per annum for the first 15 years of employment plus 2% for each additional year of employment in which the individual did not serve as a member of Management or 2.5% for each year of service as a member of Management, up to a maximum rate of 70%. The pension for senior executives is calculated at the rate of 2.67% per annum for the first 15 years of employment, 1.5% for each additional year until the signing of the contract and 2% in respect of each year thereafter, up to a maximum rate of 70%. Alternatively, the said employees are entitled to choose, in the event of dismissal, severance pay at the rate of 200% (and 250% if his age plus the number of years of employment with the Bank do not reach 75) of his latest monthly salary multiplied by the number of years of employment, plus the accounts accumulated to his credit in the provident fund. In such case, the employee is not entitled to a pension.

An employee who voluntarily resigns will be entitled to severance pay at the rate of 100%, plus the funds accumulated to his credit in the provident fund.

The Bank and the said employees are entitled to terminate the employee-employer relationship with an advance announcement of six months.

The personal employment contracts of the senior deputy CEO and the deputy CEO's state that replacement of the Bank's CEO (the alternatives include also alternatives in the event of resignation of the CEO) is tantamount to dismissal, with all attendant implications. In such a case, the Bank will have the right to extend the advance notice period which the said party must give prior to his resignation to 12 months (in place of 6 months).

Note 15 - Employees Rights (cont'd)

B. Severance pay and pensions (cont'd)

(3) Early retirement for employees under personal employment contracts (cont'd)

The personal employment contracts of members of Management of the Bank were amended as from December 31, 2003 as follows: an employee who retires voluntarily at the age of 62 years or more will be entitled, upon fulfillment of a number of conditions, to severance pay at a rate of 200% plus accrued amounts in his provident fund. An employee who, upon termination of the employee-employer relationship did not utilize his special long-service vacation will be entitled to an advance announcement of one additional month. In the adaptation period, that is not contingent with the period of the advance announcement, the employee will be entitled to salary and to related benefits. In the years 2003 through 2005 (included) the employee will be entitled to an annual bonus in an amount varying according to the rate of net yield on net income from operating activity on shareholders' equity. Subject to the said amendment, the provisions of the individual employment contracts will remain in effect and will be binding on the parties for all effects and purposes. The financial statements include appropriate provisions to cover these commitments.

The maximum additional expense that the Bank can incur in the event that the employees included above will be dismissed immediately amounts to NIS 319 million (including VAT on salaries, payable on the pension) (2004 – NIS 328 million). Since it is not probable that all the above mentioned employees will be immediately dismissed, the Bank recorded a provision at the rate of 25% of the above amount, in the amount of NIS 79 million (including VAT on salaries) (2004 – NIS 82 million). The above amounts also include members of Management.
After amendment of the personal employment contracts of members of Management, as stated above, part of the said provision, in the amount of NIS 11 million as of December 31, 2005 (December 31, 2004 – NIS 17 million), was attributed specifically to members of Management.

(4) In case of involuntary retirement, the Chairman of the Bank's Board of Directors is entitled to additional severance benefits at the rate of 100% of the amounts provided at that time (hereinafter – "the increased severance benefits"), provided that the increased severance benefits, as stated, do not exceed an amount equal to nine monthly salaries, and is also entitled to an adaptation grant at the rate of six monthly salaries. The financial statements include appropriate provisions.

C. Voluntary retirement

In the framework of implementation of the Bank's efficiency program, in the third quarter and in the fourth quarter of 2005 the Bank proposed early voluntary retirement at special conditions to all its employees. In 2005, 137 Group employees retired at a cost of NIS 107 million. Also, from time to time employees retire from the Bank at improved conditions. In 2004, 13 employees retired in this framework at a cost of NIS 14 million.

Note 15 - Employees Rights (cont'd)

D. Issuance of options

On February 2, 2006 the General Meeting of the Bank approved a plan for allocation of options to Bank employees and to various Leumi Group employees, as determined in specifications published by the Bank on January 24, 2006 ("the specifications"). In accordance with this plan, on February 14, 2006 the Bank issued 84,853,960 options convertible to 84,853,960 ordinary shares of the Bank. The said options will be subject to all the conditions fixed in the specifications including:

1. The options may be exercised in two equal annual portions; the first portion may be exercised as of the end of two years from the date of allocation of the options and the second portion as from the end of the second year form the date of allocation of the options until the end of the third year from the date of allocation of the options.

2. The options will be allocated to the employees without consideration.

3. The exercise price per share will be NIS 13.465, linked to the consumer price index as from September 2005. The price will be adjusted to dividend distributions (the amount of which is linked to the index), bonus shares and benefit components in issuance of rights, if such are issued.

In respect of issuance of the above mentioned options, the Bank will record salary expenses in accordance with the fair value of the options with the addition of salary tax. The cost of the option plan, including the fair value of the options and the additional expenses, will amount to NIS 504 million. This amount will be recorded in the financial statements of the Bank over a period of two years from the date of the allocation until February 2008. In 2006 the amount of NIS 221 million will be recorded; in 2007 the amount of NIS 251 million will be recorded and in 2008 the amount of NIS 32 million will be recorded, before tax.

The estimated fair value of the options as of the date of the allocation, according to an outside estimator's estimate according to the Black and Scholtes model, is NIS 422 million. Calculation of the value is based on the following principal parameters:

- Annual standard deviation of 25%
- Index-linked interest rate without risk 3.5%
- Price per share: closing rate NIS 17.30 per share as of 14 February 2006
- Dividend distribution policy: 50% of net income
- Rate of employees' retirement during the option provision period: 2%

Note 15 - Employees Rights (cont'd)

D. Issuance of options (cont'd)

The Bank received from the Israel Tax Authority approval for implementation of the plan as a "plan for allocation of shares through a trustee" in the framework of Section 102 of the Income Tax Ordinance, according to the capital gains route. The estimated benefit component (calculated as work income for the employees) as of the date of allocation of the options is NIS 368 million. In respect of this component, the Bank will pay salary tax and national insurance in the amount of NIS 83 million and, on the other hand, will save the Bank corporate tax and profit tax in respect of the fair value in the amount of NIS 163 million. This saving will be recorded in the Bank's accounts over a period of two years as from the date of allocation of the options concurrently with recording the said expense. The amount of the expense in respect of the fair value will be recorded against the equity account.

E. Sale of shares to employees

In February 2006 it was agreed with the Accountant General regarding acquisition of 2.873% (from a rate of 3.873% to which the employees are entitled in accordance with the privatization plan) of the Bank's share capital by the employees, from the State. The basic price for acquisition of shares was fixed at NIS 16.10 per share (average price of shares sold by the State to buyers, Barnea Investments B.V. ("Barnea")). The employees will be entitled to the shares at a discount of 25% on the basic price, linked to the consumer price index for September 2005 and with the addition of annual interest at the rate of 2% as from 24 November 2005 ("the exercise price"). This price will be adjusted to the dividend distribution of 28 February 2006 (NIS 0.78 per share).

The benefit to employees in respect of the above mentioned acquisition (according to the price per share of 15 March 2006) will be recorded as a salary expense in the amount of NIS 225 million, against the equity account, including shares expected to be allocated in the second quarter of 2006. For purposes of financing acquisition of the shares, the Bank intends to provide loans to employees in the amount of NIS 466 million, for four years, repayable in one installment at the end of the period. The loans will be linked to the consumer price index without interest. Provision of the loans is subject to receipt of approval from the Supervisor of Banks. The amount of the loans will be deducted from the Bank's capital.

The above mentioned data constitute estimates only and the final data will be determined on the date on which the shares are transferred to the employees against the payment.

Note 15 - Employees Rights (cont'd)

F. Data relating to provisions and fundings
Reported amounts

The amounts of provisions and related fundings for severance pay and pensions are included in the balance sheet as follows:

	31 December	
	2005	2004
	NIS millions	
Provision for severance pay	**2,020**	1,916
Amounts funded for severance pay	**(2,160)**	(1,863)
Provision for pensions	**2,455**	2,156
Amounts funded for pensions	**(181)**	-
Excess of provisions over deposits, net	**2,134**	2,209
Excess of provisions over deposits, net, included in "other liabilities"	**2,324**	2,209
Excess of deposits included in "other assets"	**190**	-
Excess of provisions over deposits, net	**2,134**	2,209

The Bank and subsidiaries may not withdraw amounts funded other than for the purpose of making severance payments.

G. Long service bonuses

Employees of the Bank and some employees of subsidiaries are entitled to a cash bonus in the amount of several monthly salaries ("jubilee grants") and to special vacation periods upon their attaining 20, 30 and 40 years of employment. As at balance sheet date, there is a provision in the amount of NIS 480 million (31 December 2004 - NIS 467 million).

Calculation of the liability is made on an actuarial basis and takes into account, based on past experience, the probability that on the determining date, the employee will still be employed by the Bank. The said calculation is made using a capitalization rate determined by the Supervisor of Banks and net of a real salary increase, estimated by Management, as stated in B(1), above.

The provision for special service vacations is made on an actuarial basis taking into account past experience with respect to utilization of such vacations and the increase in retirement age according to the Retirement Age Law 5764-2004.

Note 15 - Employees Rights (cont'd)

H. Unutilized vacation pay

As at balance sheet date, there is a provision of NIS 143 million under the "other liabilities" item for unutilized vacation pay (31 December 2004 - NIS 161 million). The provision is calculated on the basis of the latest salary plus related benefits.

I. Provident fund

In accordance with a directive of the Capital Market and Insurance Supervisor, as of 1 January 2005 the insurance fund of the provident fund was dissolved and its assets, except for the reserve for outstanding and future claims, will be split between the members of the fund that were active and worked with the Bank on 31 December 2004. The employees and the Bank joined a life insurance plan of an insurance company instead.

For information regarding implications of the reform in the capital market see Note 31.

Note 16 - Assets and Liabilities Classified According to Linkage Basis
Reported Amounts

31 December 2005

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	NIS millions						
Assets							
Cash and deposits with banks	5,863	507	19,331	5,559	4,121	-	35,381
Securities	15,440	1,842	22,423	5,332	828	1,960	47,825
Credit to the public (b)	62,289	52,569	47,550	4,663	10,110	74	177,255
Credit to governments	-	42	806	-	-	-	848
Investments in companies included on equity basis	9	-	-	-	-	2,055	2,064
Buildings and equipment	-	-	-	-	-	2,843	2,843
Other assets	1,537	9	2,511	401	1,140	1,010	6,608
Total assets	85,138	54,969	92,621	15,955	16,199	7,942	272,824
Liabilities							
Deposits of the public	81,777	33,783	78,376	16,603	10,991	298	221,828
Deposits from banks	517	1,345	1,356	452	677	-	4,347
Deposits from governments	430	1,062	721	11	1	-	2,225
Debentures, bonds and subordinated notes	762	11,720	4,606	165	-	-	17,253
Other liabilities	3,349	2,435	2,034	445	1,334	1,369	10,966
Total liabilities	86,835	50,345	87,093	17,676	13,003	1,667	256,619
Difference	(1,697)	4,624	5,528	(1,721)	3,196	6,275	16,205
Effect of hedged derivative instruments							
Derivative instruments (except options)	-	-	86	(50)	(36)	-	-
Options in the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Options out of the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Effect of derivative instruments that are not hedged:							
Derivative instruments (except options)	10,711	(3,453)	(5,990)	1,872	(3,140)	-	-
Options in the money, net (in terms of underlying asset)	(560)	265	152	(56)	199	-	-
Options out of the money, net (in terms of underlying asset)	(65)	(174)	209	56	(26)	-	-
Total	8,389	1,262	(15)	101	193	6,275	16,205
Options in the money, net (discounted par value)	(1,033)	518	269	(47)	293	-	-
Options out of the money, net (discounted par value)	(146)	(526)	398	370	(96)	-	-

(a) Including linked to foreign currency.
(b) The general, supplementary and special provisions for doubtful debts were deducted proportionately from the different linkage bases in this item.
(c) Including derivative instruments whose underlying asset is a non-monetary item.

Note 16 - Assets and Liabilities Classified According to Linkage Basis (cont'd)
Reported Amounts

31 December 2004

	Israeli currency		Foreign currency (a)				
	Unlinked	Linked to the CPI	In U.S. dollars	In Euro	In other currencies	Non-monetary items (c)	Total
	NIS millions						
Assets							
Cash and deposits with banks	9,474	532	13,567	3,446	3,014	-	30,033
Securities	14,350	2,536	21,052	2,762	748	2,095	43,543
Credit to the public (b)	55,220	51,015	46,280	5,883	10,955	-	169,353
Credit to governments	-	88	871	4	-	-	963
Investments in companies included on equity basis	-	-	-	-	-	1,754	1,754
Buildings and equipment	-	-	-	-	-	2,668	2,668
Other assets	1,861	44	2,177	1,163	1,069	1,154	7,468
Total assets	80,905	54,215	83,947	13,258	15,786	7,671	255,782
Liabilities							
Deposits of the public	80,668	35,619	(d) 66,989	(d) 16,974	(d) 9,247	155	209,652
Deposits from banks	678	2,594	1,165	430	788	-	5,655
Deposits from governments	612	1,194	1,214	4	1	-	3,025
Debentures, bonds and subordinated notes	119	7,547	3,482	108	-	-	11,256
Other liabilities	3,036	2,174	1,771	913	1,356	1,682	10,932
Total liabilities	85,113	49,128	74,621	18,429	11,392	1,837	240,520
Difference	(4,208)	5,087	9,326	(5,171)	4,394	5,834	15,262
Effect of hedged derivative instruments							
Derivative instruments (except options)	-	-	56	(30)	(26)	-	-
Options in the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Options out of the money, net (in terms of underlying asset)	-	-	-	-	-	-	-
Effect of derivative instruments that are not hedged:							
Derivative instruments (except options)	11,508	(2,469)	(10,203)	5,202	(4,038)	-	-
Options in the money, net (in terms of underlying asset)	(763)	-	783	(d) 107	(d) (127)	-	-
Options out of the money, net (in terms of underlying asset)	(33)	-	(3)	(32)	68	-	-
Total	6,504	2,618	(41)	76	271	5,834	15,262
Options in the money, net (discounted par value)	(1,033)	-	1,045	126	(138)	-	-
Options out of the money, net (discounted par value)	(473)	(6)	(271)	621	129	-	-

(a) Including linked to foreign currency.
(b) The general, supplementary and special provisions for doubtful debts were deducted proportionately from the different linkage bases in this item.
(c) Including derivative instruments whose underlying asset is a non-monetary item.
(d) Reclassified.

Note 17 - Assets and Liabilities Classified According to Maturity Date and Linkage Basis (a)
Reported Amounts
31 December 2005

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
	NIS millions												
Israeli currency - unlinked													
Assets	34,002	11,169	20,872	6,250	3,841	4,053	1,653	5,145	1,201	42	88,228	3,061	85,138
Liabilities	39,879	9,242	24,028	7,002	7,048	536	152	327	182	52	88,448	345	86,835
Difference	(5,877)	1,927	(3,156)	(752)	(3,207)	3,517	1,501	4,818	1,019	(10)	(220)	2,716	(1,697)
Derivative instruments (except options)	4,519	974	4,797	375	84	(13)	9	158	-	-	10,903	-	10,711
Options (in terms of underlying asset)	(210)	(379)	312	(91)	(135)	-	78	(47)	-	-	(472)	-	(625)
Israeli currency - linked to the CPI													
Assets	1,041	1,802	8,072	8,482	7,039	6,159	5,953	18,401	14,084	2,089	73,122	129	54,969
Liabilities	856	2,058	7,701	9,976	5,953	4,620	4,778	15,016	10,129	962	62,049	183	50,345
Difference	185	(256)	371	(1,494)	1,086	1,539	1,175	3,385	3,955	1,127	11,073	(54)	4,624
Derivative instruments (except options)	(163)	(266)	(2,855)	(225)	(11)	(10)	(5)	-	-	-	(3,535)	-	(3,453)
Options (in terms of underlying asset)	-	91	-	-	-	-	-	-	-	-	91	-	91
Foreign currency- Local operations (c)													
Assets	31,113	13,242	13,388	6,693	5,297	4,985	4,219	5,215	1,444	348	85,944	802	80,893
Liabilities	39,821	17,825	11,379	2,319	1,351	971	1,246	1,308	86	17	76,323	2	75,276
Difference	(8,708)	(4,583)	2,009	4,374	3,946	4,014	2,973	3,907	1,358	331	9,621	800	5,617
Derivative instruments(except options)	(4,356)	(708)	(1,942)	(150)	(73)	23	(4)	(158)	-	-	(7,368)	-	(7,258)
Options (in terms of underlying asset)	210	288	(312)	91	135	-	(78)	47	-	-	381	-	534

See footnotes on next page.

Note 17 - Assets and Liabilities Classified According to Maturity Date and Linkage Basis (a) (cont'd)

Reported Amounts

31 December 2005 (cont'd)

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
	NIS millions												
Foreign currency - integrated foreign operations													
Assets	11,608	5,291	10,136	6,345	4,311	3,233	2,037	2,020	1,066	59	46,106	90	43,882
Liabilities	21,313	5,565	7,581	1,926	1,570	1,141	544	4,136	-	-	43,776	346	42,496
Difference	(9,705)	(274)	2,555	4,419	2,741	2,092	1,493	(2,116)	1,066	59	2,330	(256)	1,386
Non-monetary items													
Assets	-	-	-	-	-	-	-	-	-	-	-	7,942	7,942
Liabilities	-	-	-	-	-	-	-	-	-	-	-	1,667	1,667
Difference	-	-	-	-	-	-	-	-	-	-	-	6,275	6,275
Total													
Assets	77,764	31,504	52,468	27,770	20,488	18,430	13,862	30,781	17,795	2,538	293,400	12,024	272,824
Liabilities	101,869	34,690	50,689	21,223	15,922	7,268	6,720	20,787	10,397	1,031	270,596	2,543	256,619
Difference (f)	(24,105)	(3,186)	1,779	6,547	4,566	11,162	7,142	9,994	7,398	1,507	22,804	9,481	16,205

31 December 2004

	Estimated future contractual cash flows											Balance sheet balance (d)	
	Upon demand and up to one month(e)	One month to three months(e)	Three months to one year (e)	One year to two years	Two years to three years	Three years to Four years	Four years to five years	Five years to ten years	Ten years to twenty years	Over twenty years	Total Cash flows	Without fixed maturity (b)	Total
	NIS millions												
Total													
Assets	70,419	26,790	47,363	30,864	21,193	14,928	12,875	30,395	18,410	2,674	275,911	12,935	255,782
Liabilities	93,023	28,519	49,120	19,036	19,756	8,074	5,560	19,094	11,688	965	254,835	2,750	240,520
Difference (f)	(22,604)	(1,729)	(1,757)	11,828	1,437	6,854	7,315	11,301	6,722	1,709	21,076	10,185	15,262

(a) Including estimated future cash flows in respect of assets and liabilities according to linkage basis, in accordance with the remaining contractual period to maturity of each cash flow. The data are presented after deduction of provisions for doubtful debts.
(b) Including overdue amounts of NIS 829 million (2004 – NIS 1,012 million).
(c) Including linkage foreign currency.
(d) As included in Note 16, "Assets and Liabilities According to Linkage Basis", including off-balance sheet amounts in respect of derivatives.
(e) Credit with debitory account conditions is classified in accordance with the credit framework (credit line of NIS 12.7 billion; year 2004 - NIS 12.4 billion). Special credit in the amount of NIS 2.4 billion (year 2004 - NIS 3.1 billion) is classified without repayment date.
(f) The above difference does not necessarily reflect the exposure to interest and/or linkage basis.
Note: Total off-balance sheet restricted liabilities against with short-term credit was granted in the Bank amount to NIS 4.2 billion as at 31 December 2005 and 2004.

Note 18 - Contingent Liabilities and Special Commitments

Reported Amounts

A. Off-balance sheet financial instruments

	31 December 2005	31 December 2004
	NIS millions	
Balances of contracts or their stated amounts as at the end of the year		
Transactions in which the balance reflects a credit risk		
Documentary credits	**2,370**	2,945
Credit guarantees	**5,717**	4,656
Guarantees to apartment purchasers	**5,973**	6,006
Other guarantees and liabilities	**10,110**	10,104
Commitments regarding uncompleted credit card transactions	**5,330**	5,052
Unutilized credit card facilities	**9,483**	10,114
Other unutilized revolving credit facilities to the public and credit facilities on demand	**14,912**	11,152
Irrevocable commitments to provide credit which has been approved and not yet granted	**24,018**	18,153
Commitments to issue guarantees	**4,245**	3,851

B. Off-balance sheet commitments for transactions based on collection (a)

	31 December 2005	31 December 2004
	Reported amounts	
	NIS millions	
Balance of credit from deposits on collection basis (b)		
Israeli currency unlinked	**2,017**	2,074
Israeli currency linked to the CPI	**8,566**	8,873
Foreign currency	**1,008**	961
Total	**11,591**	11,908

See footnotes on next page.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

B. Off-balance sheet commitments for transactions based on collection (a) (cont'd)

Flows in respect of collection commissions and interest margins on activities based on the extent of collection as at December 31

	Up to one year	One year to three years	Three years To five years	Five years to ten years	Ten years to twenty years	After twenty years	Total 2005	Total 2004
	NIS millions							NIS millions
1.CPI linked sector (c)								
Future flows per contracts	42	74	69	158	207	62	612	652
Expected future flows net of Management's estimate of early repayments	43	75	68	158	168	48	560	583
Discounted expected future flows net of Management's estimate of early repayments (d)	42	68	57	112	93	19	391	394
2.Unlinked shekel sector								
Future flows per contracts	5	8	6	15	18	-	52	55
Expected future flows net of Management's estimate of early repayments	5	7	6	15	18	-	51	55
Discounted expected future flows net of Management's estimate of early repayments (d)	5	6	5	11	10	-	37	38

(a) Credit and deposits out of deposits returnable upon repayment of the credit (or the deposits) with interest margin or with collection commission (instead of interest margin).
(b) Standing loans and Government deposits given in respect thereof in the amount of NIS 1,394 million (31 December 2004 - NIS 1,575 million) are not included in this table.
(c) Including foreign currency sector.
(d) The present value of future flows is computed at the rate of 4.66% (2004 - 5.10 %).

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

B. Off-balance sheet commitments for transactions based on collection (cont'd)

	2005	2004
	NIS millions	
Information on loans granted during the year by the Mortgage Bank:		
Loans from deposits on collection basis	**393**	714
Standing loans	**18**	28

C. Other contingent liabilities and special commitments

	2005	2004
	NIS millions	
(1) Long-term rental contracts - Commitments in respect of rental of buildings, equipment and motor vehicles payable in the following years:		
First year	**137**	128
Second year	**115**	115
Third year	**104**	106
Fourth year	**94**	92
Fifth year	**66**	69
After five years	**178**	185
Total	**694**	695
Commitments to purchase securities	**120**	103
Commitments to invest in buildings, equipment and in other assets	**107**	95
(2) Future deposits Transactions with depositors for purposes of receipt of large deposits at various future dates and at fixed interest rates determined in advance as of the date of the investment		
First year	**17**	12
Second year	**17**	12
Third year	**17**	12
Fourth year	**17**	12
Fifth year	**17**	12
After five years	**83**	75
Total	**168**	135

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair value of financial instruments

(1) General

This note includes information regarding the determination of the fair value of financial instruments according to directives of the Supervisor of Banks. Most of the financial instruments of the Bank do not have a market value because they do not have an active trading market. Their fair value is therefore determined on the basis of the present value of future cash flows, discounted at an interest rate that reflects the interest at which the Bank would have effected a similar transaction on the reporting date. The estimated fair value is calculated by means of estimating future cash flows and a subjective determination of the discount rate. Therefore, in respect of most financial instruments, the estimated fair value does not necessarily indicate the realizable value of the financial instrument on the reporting date. The estimate of fair value is made on the basis of interest rates in effect on the reporting date and does not take into account interest rate fluctuations. Under different interest rates the fair value calculated may be significantly different. This is true especially in respect of financial instruments with interest at fixed rates or which are non-interest bearing. Furthermore, the determination of fair value does not take into account commissions that will be received or paid over the course of business. Furthermore, the difference between the balance sheet value and the fair value may not be realized because in most cases the Bank may hold the financial instrument until maturity. Therefore, it should be noted that the data included in this note do not purport to reflect the value of the Bank as a going concern. Furthermore, because of the wide range of valuation techniques and estimates that can be applied in the calculation of fair value, caution must be exercised when comparing fair values of different banks.

(2) Principal methods and assumptions used in the estimating fair value of financial instruments

Financial assets:

Credit to the public - the fair value of credit to the public is determined on the basis of the present value of future cash flows discounted at an appropriate discount rate. The balance of credit was classified into a number of categories according to the activity sector and the credit rating of the borrowers. Future cash flows (principal and interest) were calculated in respect of each category according to the various linkage bases. These receipts were discounted at an interest rate that reflects the rate of risk and average margin inherent in that category of credit and the term of the credit.
The interest rate is usually determined according to the interest rate used by the Bank in similar transactions on the reporting date. The fair value of negative balances in current accounts valued according to the balance sheet values. The fair value of problematic debts was calculated at interest rates that reflect the inherent high credit risk. In any case these interest rates are not lower than the highest rate of interest used by the Group in its transactions in the same sector on the reporting date. Additionally, a sensitivity analysis was implemented regarding the estimated fair value of the problematic loans to the discounted interest rate. The examination ascertained that an additional 1% discounted interest will decrease the estimated fair value of the problematic loans as of the end of 2005 by NIS 153 million.

In the absence of a repayment period of the current account balance classified as problematic loans, the fair value of the balances was not calculated and these balances are included according to their balance sheet value. A theoretical calculation of the effect of the decrease in value on the fair value relative to the balance sheet data as of December 31, 2005, according to maximum interest rates in the Bank, results in an estimated change of NIS 160 million.
The future cash flows in respect of problematic debts were calculated after deducting the specific provisions for doubtful debts.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair value of instruments (cont'd)

(2) Principal methods and assumptions used in the estimating fair value of financial instruments (cont'd)

Deposits with banks, unquoted debentures and credit to governments - by the discounted future cash flows method, at interest rates at which similar transactions were executed on the reporting date.

Quoted securities - at their fair value as defined in Note 1F.

Financial liabilities:

Deposits of the public - the balance of the deposits is classified according to a number of categories according to activity sectors, adjustment basis and the terms of deposit. Future cash flows (principal and interest) were calculated in respect of each category. These payments were discounted at an interest rate that reflects the average interest rate the Group pays on similar deposits in the same category. The balance sheet amount of current accounts and deposits without a repayment date is considered to be an estimate of their fair value.

Deposits from banks and deposits from governments - the fair value estimated by the discounted future cash flows method, at the rate of interest at which the Group raises similar deposits on the reporting date.

Debentures, bonds and subordinated notes - at their fair value or by the discounted future cash flows method, at the rate of interest at which the Group raises similar deposits or at the rate at which it issues similar bonds on the reporting date.

Derivative instruments - derivative instruments that have an active market were valued at market value and, when there are a number of markets in which the instrument is traded, the value is determined according to the most active market.
Derivative instruments that are not traded on an active market were valued on the basis of models the Bank uses in its current operations as at the reporting date, that take into account the risks inherent in the financial instrument.

Off-balance sheet instruments in which the balance reflects a credit risk:
The fair value was determined according to the balance sheet value of the commissions on these transactions, which approximates the fair value.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

D. Fair values of financial instruments (cont'd)

(3) Balances and estimated fair value of financial instruments
Reported Amounts

	31 December 2005				31 December 2004			
	Balance sheet value				Balance sheet value			
	(a)	(b)	Total	Fair value	(a)	(b)	Total	Fair value
	NIS millions				NIS millions			
Financial assets								
Cash and deposits with banks	9,026	26,355	35,381	35,356	26,891	3,142	30,033	29,965
Securities	44,190	3,635	47,825	47,887	39,154	4,389	43,543	43,705
Credit to the public (c)	31,200	146,055	177,255	178,566	66,846	102,507	169,353	170,158
Credit to governments	7	841	848	849	27	936	963	965
Other financial assets	4,993	-	4,993	4,993	5,836	-	5,836	5,836
Total financial assets	89,416	176,886	266,302	267,651	138,754	110,974	249,728	250,629
Financial liabilities								
Deposits of the public	47,473	174,355	221,828	222,675	97,938	111,714	209,652	210,696
Deposits from banks	1,682	2,685	4,347	4,381	2,696	2,959	5,655	5,704
Deposits from governments	715	1,510	2,225	2,220	1,709	1,316	3,025	3,028
Debentures, bonds and subordinated notes	193	17,060	17,253	17,664	508	10,748	11,256	11,701
Other financial liabilities	6,036	-	6,036	6,036	6,686	-	6,686	6,686
Total financial liabilities	56,079	195,610	251,689	252,976	109,537	126,737	236,274	237,815
			225	225			283	283

(a) Financial instruments in respect of which the balance sheet value is an estimate of fair value - instruments that are stated in the balance sheet at their market value.
(b) Other financial instruments regarding which the fair value was calculated.
(c) The fair value of current accounts defined as problematic debts in the amount of NIS 1,861 million including NIS 1,170 million was estimated according to the amount appearing on the balance sheet.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

E. The Group's activity in derivative instruments

General

The above activity involves taking risks, mainly those discussed below:

- Credit risk measures the maximum loss which will be incurred if the other party will fail to discharge its obligations under the transaction. To cover this risk collateral is required from the client commensurate with the risk on the transactions. The collateral is included in the total amount of collateral required in respect of the client's obligations. For transactions which include the writing of options or the purchase/sale of contracts that are traded on a stock exchange, the clients are required to deposit at least the liquid collateral required by those stock exchanges.
- Market risk includes risks due to changes in interest rates and changes in foreign exchange rates, the CPI and stock exchange prices. The market risks relating to transactions in derivatives are part of the total of the market risk relating to financial instruments. Activity in derivatives is carried out within the limits of exposure to market risks determined by the boards of directors of the Group companies.
- Liquidity risk results from the uncertainty with respect to the price which the Bank will need to pay to cover the transaction. This risk exists mainly with respect to instruments with a low trade volume or a low trade volume of the underlying asset. This risk is taken into account in determining the collateral to be obtained.
- This activity does not include derivative instruments embedded in other activities.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates

a. Scope of Activity

	31 December 2005				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	11,226	112	-	-
Total	-	11,226	112	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	3,204	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	-	6,442	-	-	86
Forward contracts	3,852	13,573	59,468	-	668
Traded options					
Put options	-	13	5,038	13,913	-
Call options	-	13	5,057	13,921	-
Other options					
Put options	542	17,705	32,288	1,711	41
Call options	520	8,235	33,688	1,725	41
Swaps	3	15,701	706	-	-
Total	4,917	61,682	136,245	31,270	836
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	6,373	-	-	-
c) Other derivatives (1)					
Swaps	-	609	-	-	-
Total	-	609	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a guarantor	-	-	-	-	276
Spot contracts	-	-	7,428	-	-
Total	-	-	7,428	-	276
Overall total	4,917	73,517	1413,785	31,270	1,112

(1) Except credit derivatives.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)

a. Scope of Activity (cont'd)

	31 December 2005				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	354	-	-	-
Gross negative fair value	-	268	27	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	3	324	2,610	459	10
Gross negative fair value	13	98	2,802	457	10
c) Other derivatives (1)					
Gross positive fair value	-	26	-	-	-
Gross negative fair value	-	26	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	1

(1) Except credit derivatives.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)
a. Scope of Activity (cont'd)

	31 December 2004				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(1) Amount of derivative instruments					
a) Hedged instruments (1)					
Swaps	-	12,335	105	-	-
Total	-	12,335	105	-	-
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	3,153	-	-	-
b) ALM derivatives (1)(2)					
Futures contracts	-	14,151	-	-	43
Forward contracts	2,722	15,251	62,234	-	182
Traded options					
Put options	-	5	4,495	12,247	-
Call options	-	5	4,539	12,247	-
Other options					
Put options	7	(a) 18,664	28,704	1,655	-
Call options	-	8,553	27,402	1,594	-
Swaps	1	12,648	665	-	-
Total	2,730	69,277	128,039	27,743	225
Of which: Swap contracts in which the banking institution agreed to pay a fixed rate of interest	-	5,144	-	-	-
c) Other derivatives (1)					
Swaps	-	124	-	-	-
Total	-	124	-	-	-
d) Credit derivatives and Spot contracts					
Credit derivatives in which the banking institution is a	-	-	-	-	474
guarantor	-	-	7,492	-	-
Spot contracts					
Total	-	-	7,492	-	474
Overall total	2,730	81,736	135,636	27,743	699

(1) Except credit derivatives and Spot contracts.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.
(a) Restated.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (cont'd)
a. Scope of Activity (cont'd)

	31 December 2004				
	Interest contracts		Foreign currency contracts	Contracts in respect of shares	Contracts in respect of goods and others
	Shekel - index	Other			
	NIS millions				
(2) Gross fair value of derivative instruments					
a) Hedged derivatives (1)					
Gross positive fair value	-	431	-	-	-
Gross negative fair value	-	262	49	-	-
b) ALM derivatives (1)(2)					
Gross positive fair value	9	399	3,167	524	4
Gross negative fair value	4	202	2,944	432	4
c) Other derivatives (1)					
Gross positive fair value	-	3	-	-	-
Gross negative fair value	-	5	-	-	-
d) Credit derivatives					
Credit derivatives in which the banking institution is a guarantor					
Gross positive fair value	-	-	-	-	2

(1) Except credit derivatives.
(2) Derivatives constituting part of the Bank's system of management of assets and liabilities, not intended for hedging.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (Cont'd)

b. Credit Risk in Respect of Derivative Instruments According to Other Party to the Contract

31 December 2005

	Stock exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1)	**220**	**1,639**	**47**	**6**	**1,875**	**3,787**
Off-balance sheet credit risk in respect of derivative instruments	**1,068**	**8,773**	**176**	**4**	**4,265**	**14,286**
Total credit risk in respect of derivative instruments	**1,288**	**10,412**	**223**	**10**	**6,140**	**18,073**

31 December 2004

	Stock exchanges	Banks	Dealers/ brokers	Governments and central banks	Others	Total
	NIS millions					
Balance sheet balances of assets derived from derivative instruments (1)	209	2,210	57	76	1,987	4,539
Off-balance sheet credit risk in respect of derivative instruments	1,835	(a) 8,231	172	213	(a) 3,132	13,583
Total credit risk in respect of derivative instruments	2,044	10,441	229	289	5,119	18,122

(1) Net accounting arrangements do not exist.
(a) Restated.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)
Reported Amounts

F. Activity in Derivatives - Scope, Credit Risks and Repayment Dates (Cont'd)

c. Repayment Dates - Nominal Amounts: Balances as at End of Year

	31 December 2005				
	Up to three months	From three months to one year	From one year to five years	More than five years	Total
	NIS millions				
Interest (Swap) contracts					
Shekel – index	**948**	**3,737**	**232**	**-**	**4,917**
Other	**20,961**	**11,437**	**25,760**	**15,359**	**73,517**
Foreign currency (Spot) contracts	**88,416**	**37,094**	**15,826**	**2,449**	**143,785**
Contracts in respect of shares	**21,999**	**4,339**	**4,871**	**61**	**31,270**
Contracts in respect of commodities and others	**486**	**281**	**345**	**-**	**1,112**
Total	**132,810**	**56,888**	**47,034**	**17,869**	**254,601**

	31 December 2004				
	Up to three months	From three months to one year	From one year to five years	More than five years	Total
	NIS millions				
Interest (Swap) contracts					
Shekel – index	1,106	1,624	-	-	2,730
Other	34,390	9,542	24,302	(a) 13,502	81,736
Foreign currency (Spot) contracts	83,630	43,983	6,387	1,636	135,636
Contracts in respect of shares	22,297	2,854	2,484	108	27,743
Contracts in respect of commodities and others	225	205	269	-	699
Total	141,648	58,208	33,442	15,246	248,544

(a) Restated.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

G. As a member of the Tel Aviv Stock Exchange, the Bank is a member of the risk fund of the stock exchange clearing house.

While until 15 May 2005 members of the stock exchange provided guarantees as part of the arrangement of collateral to the clearing house, as from 15 May 2005 a change was implemented in the arrangement for the stock exchange clearing house required from stock exchange members. As from the said date, each of the members of the risk fund records a charge on securities in favor of the stock exchange clearing house in the amount of its proportionate part in the fund, to ensure the member's liabilities toward the clearing house and the part of the member in the risk fund. Also, the collateral ensures the liabilities of the other members of the risk fund in the event that the collateral provided by the other member is not sufficient to cover all liabilities of the other member, and in accordance with the proportionate part of each of the members in the fund, up to the amount of the collateral provided or up to the amount of the liabilities toward the stock exchange clearing house, according to the lower of the two. Total debentures subordinated by the Bank, until 31 December 2005 amount to NIS 93 million.

See Note 14 above for further details on the security pledged to the stock exchange Clearing House.

H. The Bank is a member of the risk fund of the Maof Clearing House. The Bank is obligated to the Maof Clearing House to pay any monetary charge which results from Maof transactions on behalf of its customers, its nostro and Maof transactions of its subsidiary Psagot Ofek Investment House Ltd. and of another company which is a member associated with the Bank. The amount of the Bank's obligation is included in "other guarantees and liabilities".

The Bank provides security to the Maof Clearing House in the amount of its relative part in the risk fund and in respect of its aforementioned obligations, which guarantee any charge of the Maof Clearing House and its share in the risk fund. In addition, the security guarantees the monetary charges of the other risk fund members: if the security provided by one member of the fund did not cover all the amounts it was charged, the Maof Clearing House is entitled to also exercise the security that was provided to it by the other members of the risk fund, according to the proportionate share of each one in the fund, up to the amount of the security that was provided or the amount charged by the Maof Clearing House, whichever lower.

As balance sheet date, the Bank's share of the Maof Clearing House risk fund is NIS 236 million, which represents 22% of the total risk fund (2004 – NIS 154 million which represented 22% of the total risk fund).

The Bank, like any other member of the clearing house, is allowed to guarantee its charges to the risk fund of the Maof Clearing House, by pledging treasury bonds.

See Note 14 above for further details on the security pledged to the Maof Clearing House.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. In the regular course of business, lawsuits were filed against the Bank and certain subsidiaries, including applications for approval of class actions. According to Management of the Bank, based on the opinion of its legal advisor regarding the chances of the claims, including the applications for approval of class actions, appropriate provisions were recorded insofar as required to cover damages resulting from the said claims.

In the opinion of Management of the Bank and the managements of its subsidiaries, the additional exposure in respect of claims that were filed against the Bank and the subsidiaries on various matters, each of which exceeds NIS 2 million and the probability of occurring is reasonably possible, amounts to NIS 109 million.

(1) Following are details of claims in material amounts:

1.1 On 24 August 1997 an application to approve submission of a request for a class action against the Bank and against Israel Credit Cards Ltd. ("I.C.C.") was filed in the Tel Aviv District Court in connection with collection of fees for limitation of responsibility from holders of credit cards. The application is for approval of a class action in the amount of NIS 105 million as of the date of submission of the request. The request is in the stage of preparation of written summaries.

1.2 In September 1997 a foreign company (Batrade International Trade and Financing 83 Ltd.) in the process of liquidation filed a claim against the Bank, a subsidiary of the Bank and certain employees in the amount of NIS 153 million as of the date of submission of the claim. The claim relates to transfer of US$ 43.4 million by the foreign company to an account with the Bank in the name of a manager of the foreign company. The liquidator of the foreign company claims, inter alia, that the defendants acted in such a way that enabled the manager of the foreign company to withdraw the said amount from the account.

1.3 On 15 June 2000 a claim was filed against the Bank with the Tel Aviv District Court together with a request to certify the claim as a class action in the amount of NIS 1 billion.

The plaintiff alleges that the Bank in its various publications promises to depositors of shekel deposits made by self service through direct banking channels a preferred interest rate of 1% over the accepted rate, and that the various publications and the information provided to the depositors at the time of the original deposit mislead the depositors to think that the 1% additional interest is granted also in respect of the periods in which the deposit is automatically renewed and not only in respect of the original period of deposit, as is the actual case.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (1) (cont'd)

Accordingly, the plaintiff requests that the Bank pay to it and all the relevant depositors being represented, the preferred interest also in respect of the periods in which the deposits were automatically renewed. In December 2003 the Court certified the claim as a class action. The Bank submitted an appeal on the decision to the Supreme Court, which has not yet rendered a ruling on the matter.

1.4 On 19 June 2002 an application for approval of a class action was filed by the Ramle Municipality against the following respondents: the Bank, the Bank Clearing House Ltd, Bank Hapoalim BM. Israel Discount Bank, First International Bank of Israel Ltd, Mizrahi United Bank and Mercantile Discount Bank. The petitioner argues that the banks entered into a restrictive arrangement to collect commissions from their customers that receive standing Clearing House services and that, as a result of this restrictive arrangement, the petitioner, and all recipients of standing Clearing House services, pay unfair and unreasonable amounts for these services. The class action was filed in the amount of NIS 967.5 million. On 11 December 2003 the application for approval of the class action was dismissed. On 18 February 2004 the Ramle Municipality appealed the dismissal.
On November 28, 2005 the Supreme Court dismissed the appeal. The Municipality submitted a request to the Supreme Court for an additional hearing on the decision and a request for exemption from deposit of a guarantee. A response has not yet been received to these requests.

1.5 In September 2004 a request to certify a claim as a class action was filed with the Tel Aviv District Court against the Bank, Israel Credit Cards Ltd. and Discount Bank of Israel Ltd. with respect to the "minimum commission" and "manual report commission" that were collected from businesses that had an agreement for the clearing of credit card transactions. The request is to certify a class action in the amount of NIS 320 million and for additional relief. The action was dismissed on January 16, 2006.

1.6 On 17 May 2004 two requests to approve class actions with respect to the charging of line commission were filed against the Bank:
In the first request, where the amount of the class action asserted in the context whereof is NIS 800 million, the claimant assets that the charging of line commission in respect of activity in her account was effected unlawfully. The claimant further asserts that even if the Bank was entitled to charge line commissions, it should have refrained from charging it in respect of activity from which the Bank obtains a benefit (such as a deposit in a savings scheme managed at the Bank) and in connection with activity that is only for the benefit of the Bank (such as the charging of default interest). The claimant asserts that the charging of the line commission is the result of a misrepresentation, exploitation of her lack of experience, a restrictive trade practice between the Bank and other banks, etc.
The action was dismissed on 8 January 2006.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (1) (cont'd)

In the second request, where the amount of the class action in the context whereof is NIS 300 million, the claimant assets that the Bank was not entitled to charge line commission in respect of cash withdrawals from automatic teller machines. The claimant asserts that the Bank misled her and members of the group by making a misrepresentation that the withdrawal of cash from an automatic teller machine is exempt from commission, exploited its customers' ignorance, etc. The action was dismissed on August 28, 2005.

1.7 In August 2003 a claim was filed with the Haifa District Court against the Bank and other banks together with a request to certify the claim as a class action. The plaintiffs allege in their claim that the banks did not make preparations for fulfilling their obligations according to the Banking Rules (Customer Service) (Proper Disclosure and Delivery of Documents) (Amendment No. 2) – 2003. The plaintiffs allege that the banks do not fill their duties under the aforementioned rules of disclosure and are thus misleading, provide improper disclosure and exploit the ignorance of the customer. In December 2003 the plaintiffs submitted an amended request in writing to certify the claim as a class action, and in it they specified the amount of their claim against the defendant banks in the amount of NIS 345 million. The claim against the Bank and against Bank Discount was dismissed.

(2) Also, lawsuits were filed against the Bank and subsidiaries, including applications for approval of class actions, as detailed below. According to Management of the Bank and of its subsidiaries, based on the opinion of its legal advisor, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in the financial statements.

Following are the details of the claims:

2.1 In February 2006 a request was submitted by a customer of the Bank in the Tel Aviv District Court to approve submission of a class action against the Bank, in an amount estimated by the petitioner at approximately NIS 300 million.

The petitioner argued that the Bank misled its customers regarding the price of acquisition of certain "products" offered to Bank customers.

According to the petitioner, in the framework of sale of the said "products" to Bank customers, the Bank charges a hidden "commission" that is expressed in the Bank's financial margin on the transaction, in contradiction to the requirement for disclosure levied on the Bank in accordance with the law, as argued by the petitioner.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (2) (cont'd)

The group to which the requested class action relates, according to the petitioner, to all Bank customers that invested in various "products" marketed by the Bank, from January 1999 until January 2006.

The Bank has not yet submitted a response. According to management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

2.2 In June 2005, an application for the approval of a class action was filed in the Tel Aviv District Court against the Bank in the amount of NIS 576 million.

The applicant claims that the Bank did not stand by promises advertised on its internet site in the years 2002 to 2004 (inclusive), regarding interest benefits on certain deposits made through the internet.

The applicant is demanding that the Bank pay him and all depositors through the internet who did not receive the promised benefits as advertised, the damages that they suffered as a result of non-receipt of such promised benefits. According to management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

2.3 On 7 August 2005, an application was filed against the Bank in the Tel Aviv District Court for the approval of an action as a class action. The claim being made is that up until January 2003, the Bank did not credit its customers with the relative part of the commission amounts paid by them in respect of bank guarantees issued at their request, where the amounts of the guarantees were reduced before the end of the guarantee period.
The applicants maintain that the value of the claim exceeds NIS 2.5 million.
According to management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

2.4 On 14 October 2004 a request to certify a claim as a class action in the amount of NIS 2 billion was filed with the Tel Aviv-Jaffa District Court against the Bank on the basis of the Banking Law (Customer Service) – 1981 and Regulation 29 of the Civil Procedure Regulations – 1984.

The subject of the claim is the allegations of the petitioner that he and all the other customers of the Bank were illegally and contrary to the exemptions indicated next to the fees on the Bank's price list were charged with fixed management fees, a credit service charge and a securities deposit management fee. The petitioner contends that the Bank has misled its customers and has breached the disclosure duties required of it by charging them with fees even though according to the Bank's price list they were entitled to be exempted from the payment of such fees.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (2) (cont'd)

On 19 December 2004 the Bank submitted to the Court its reply to the request to certify the claim as a class action, and on 24 February 2005 the reply of the petitioner to the reply of the Bank to certify the claim as a class action was submitted.

On September 20, 2005 a request was submitted to the Court to amend the letter of indictment, in the framework of which the plaintiff requested to erase all of that part of the claim relating to commissions on management fees in respect of securities deposits. The Court approved the request for such amendment and the amount of the claim was reduced to NIS 1.12 billion. As a result of the amendment, on 19 December 2005 the Bank submitted an amended response to the approval of the claim as a class action. The said request was included in the last quarter of 2004 in material claims. According to management of the Bank, based on the opinion of its legal advisers, the chances of the claim cannot be estimated at this time.

(3) Following are details of requests for approval of class actions in material amounts that were submitted against Leumi Mortgage Bank Ltd ("Leumi Mortgage Bank"):

3.1 A claim was filed with the Tel Aviv District Court and an application for approval as a class action against the bank based on the Banking Law (Customer Service), 1981, Regulation 29 of the Civil Procedures Regulations, 1984, and the Law for Supervision of Insurance Practices, 1981. The amount of the claim, whose approval as a class action was requested, is estimated by the petitioners at NIS 100 million.
The claim relates to the petitioners' arguments regarding the value of buildings for purposes of property insurance in the framework of loans taken out from the bank. According to the petitioners, the bank or its representative prepared an excessive valuation of the said building, resulting in overpayment of premiums by bank customers. In accordance with the decision of the District Court, the hearing on the claim will be deferred until the appeals discussed in paragraph 4.1 below are decided, regarding the application to the Court for approval of a class action in connection with collection of insurance commissions.

3.2 On 3 July 2001 an application was filed in the Tel Aviv District Court for approval of a class action based on the Banking Law (Customer Service), 1981, the Restricted Practices Law, 1988, and Regulation 29 of the Civil Procedure Regulations, 1984.

The class action is estimated by the petitioner at NIS 180 million as of the date of submission of the claim.

The subject of the claim is alleged overcharging by Leumi Mortgage Bank in respect of loans at variable interest. According to the petitioner, the interest according to which Leumi Mortgage Bank updates loans at variable interest is excessive and collected illegally based on misleading information to borrowers, a syndicate between the mortgage banks and other arguments.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (3) (cont'd)

In addition to the monetary claim, additional measures were requested including declarative measures and determination of various rights for borrowers in accordance with the loan agreement.

On 3 June 2003 the Court deferred the application for approval of the claim as a class action. On September 23, 2003 the petitioner appealed the said decision to the Supreme Court. On June 30, 2004 the Supreme Court decided to defer the continued hearing of the appeal in order to await a decision in the additional hearing regarding Regulation 29 of the Civilian Regulations, 1984 (5161/03) that was handed down on September 1, 2005. In summary, the decision states that although interpretive means may be utilized to convert Regulation 29 to an instrument for submission of class actions, such utilization is not appropriate, taking into consideration contingent outstanding legal procedures in the class action sector. Accordingly, the parties agreed to remove from the appeal the subject of Regulation 29. An additional hearing was fixed for May 4, 2006.

3.3 On 7 July 2003 an application for approval of a class action was filed against Leumi Mortgage Bank and against the Director of Stamp Duty based on the Banking Law (Customer Service), 1981, and Regulation 29 of the Civil Procedure Regulations, 1984.

The petitioner argues that he received a loan from Leumi Mortgage Bank. According to the Law, Leumi Mortgage Bank was required to stamp the loan documents. Leumi Mortgage Bank charged the petitioner a higher amount than the required stamp duty according to the Law, calculated according to the total amount of the loan repayments, including interest in respect thereof, over the whole period of the loan. The correct amount of stamp duty should be calculated according to the amount of the loan without taking into account interest. Leumi Mortgage Bank presented misleading documents to the petitioner according to which the required stamp duty is the amount according to the Law.

The required procedure involves refund to the group of petitioners by Leumi Mortgage Bank and the Director of Stamp Duty the difference between the actual stamp duty and the amount claimed by the petitioners.

The amount of the class action whose approval is requested is estimated by the petitioner at NIS 100 million.

3.4 On October 26, 2004 a request was submitted in the Tel Aviv District Court against Leumi Mortgage Bank for approval of a class action in accordance with the Banking Law (Customer Service), 1981. The petitioner took out loans from Leumi Mortgage Bank that, in his opinion, are "shekel loans linked to the United States dollar". The petitioner argues that Leumi Mortgage Bank chooses to calculate the interest on this kind of loans according to the actual number of days in each month divided by 360 days (and not 365 days), in contraction, in the petitioner's opinion, to the Banking Regulations (Customer Service) (Methods of Calculating Interest), 1990. The petitioner also claims that Leumi Mortgage Bank misled its customers by not disclosing sufficiently that the

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (3) (cont'd)

outstanding balance of the loans will bear interest calculated according to the actual number of days passed dividend by 360 days (and not 365 days).
The petitioner estimates the amount of the class action at approximately NIS 9.225 million. Also, in the framework of the letter of indictment, the petitioner requests to instruct Leumi Mortgage Bank to calculate the interest on the loans as from the date of submission of the request and onward so that the outstanding balance of the loan will bear interest calculated according to the actual number of days passed divided by 365 days in the year or according to 30 days in each month divided by 360 days in the year.

(4) Also, lawsuits were filed against Leumi Mortgage Bank, including applications for approval of class actions, as detailed below. According to Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, based on the opinion of its legal advisor, it is not possible at this stage to estimate the chances of the claims and therefore no provision was recorded in the financial statements.

Following are details of claims:

4.1 On 17 July 1997 an application for approval of a class action in an amount exceeding NIS 1 billion was filed with the Tel Aviv District Court against Leumi Mortgage Bank and against other mortgage banks in connection with collection of borrowers' life assurance and property insurance commissions.

Each of the petitioners took out a loan from the respondent mortgage banks. According to the petitioners, in the framework of taking out the loan, the respondent banks included them in life assurance or property insurance policies implemented through the banks and part of the insurance premiums reached the respondent banks in contradiction to the law.

On 17 November 1997 the Court decided that the claim cannot be heard as a class action according to the Banking Law (Customer Service), 1981, and the Restricted Practices Law, 1988. Accordingly, the Court dismissed the monetary claim.

Nevertheless, the Court decided that the claim can be heard in the framework of Regulation 29 of the Civil Procedure Regulations, 1984, only regarding claims for declaratory measures relating to periods before 10 May 1996. The Court decided that the cases that can be heard in this framework relate to the "restrictive arrangement and various insurance issues". Appeals to the Supreme Court regarding these matters were submitted by Leumi Mortgage Bank, all other mortgage banks involved in the claim and the petitioners. In accordance with the decision of the Supreme Court, the District Court's decision was deferred. Accordingly, the claim will not be determined until the Supreme Court decides regarding all appeals filed.

According to Management of the Bank, based on the opinion of Management of Leumi Mortgage Bank, based on the opinion of its legal advisor regarding the chances of the claim, at this stage it is not possible to estimate the chances of the appeals.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (4) (cont'd)

4.2 On 10 June 2003 an additional application for approval of a class action was filed against Leumi Mortgage Bank regarding alleged over-collection from borrowers who took out loans at variable interest. Although the application and the claim are stated unclearly, it appears that at least partial overlapping exists with the basic arguments raised in paragraph 3.2 above, the measures requested and the group of petitioners.

The amount of the class action requested is estimated by the petitioners at NIS 90 million.

In light of the (at least partial) overlapping between the application for approval of the class action reviewed here and the application for approval of the class action reviewed in paragraph 3.2 above, it was agreed between the parties to defer the process in the claim until after clarification of the appeal submitted in connection with paragraph 3.2 above. The Court was informed regarding this agreement and, accordingly, a response has not yet been submitted to the application for approval of a class action.

According to Management of the Bank, based on the opinion of management of Leumi Mortgage Bank, based on the opinion of its legal advisor, in light of the preliminary stage of the process, the chances of the claim cannot be estimated at this time.

I. (5) Also, the following procedures were implemented against Leumi Mortgage Bank in 2005:

5.1 A request was submitted in the Beer Sheva District Court against Leumi Mortgage Bank for approval of a class action in accordance with the Banking Law (Customer Service), 1981.

The petitioners, who took out loans from Leumi Mortgage Bank, argue that Leumi Mortgage Bank charged them "management fees" and "file opening fees" in contradiction to the law.

The amount of the requested class action, according to the petitioners, is NIS 166.545 million.

On November 17, 2004 the District Court dismissed the request. On January 12, 2005 the petitioners submitted an appeal to the decision. On May 9, 2005 the appeal was dismissed because of non-deposit of a guarantee by the petitioners.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (5) (cont'd)

5.2 On 25 August 1998 a petition was filed by the Association of Insurance Agents in Israel and the Israel Consumer Council with the Supreme Court in Jerusalem, sitting as the High Court of Justice, for the grant of an order nisi and an interim order against the Minister of Finance, the Attorney General, the Supervisor of Banks, the Controller of the Capital Market, Insurance and Savings, the Controller of Restrictive Practices, Tefahot Mortgage Bank Ltd., Mishkan Hapoalim Mortgage Bank Ltd., Discount Mortgage Bank Ltd., and Leumi Mortgage Bank.

In the petition the Court is requested to order the Minister of Finance to explain why he does not order the Supervisor of Banks or the mortgage banks directly to terminate their involvement in or refrain from engaging in insurance brokerage, and why he does not order the Supervisor of the Capital Market, Insurance and Savings to order insurance companies in Israel to refrain from accepting insurance business brokered by the mortgage banks and refrain from paying these banks, directly or indirectly, commissions for insurance brokerage transactions. In addition, the Court is requested to order the Supervisor of Banks and the Supervisor of the Capital Market, Insurance and Savings carry out the aforementioned activities. In addition, the Court is requested to order the Attorney General to explain why he does not order the opening of a criminal investigation against the mortgage banks and those acting on their behalf with respect to their engagement in insurance brokerage business, and why he does not order that they stand trial for such engagement.

In the petition various procedures took place in which the various parties filed their positions. On 2 February 2000, the Supreme Court issued, *inter alia*, an order nisi, pursuant to which the State Authorities – the respondents in the petition, were required to explain why they have not acted to cease the mortgage banks' activities in insurance brokerage business as long as the aforesaid activities have not been regulated by law. The State Authorities have, from time to time, filed notices with the Court wherein they have detailed the process of regulation of the said activities.

On February 2005 a joint policy declaration was issued by the Supervisor of Banks and the Supervisor of Insurance, which prescribes the principles for selling life and property insurance by a banking entity as security for a housing loan. In accordance with this declaration, as of 1 October 2005, insurance policies will be sold at the branches of the banking entity only by an authorized insurance agency by means of an unmanned electronic post that will be used only for providing insurance along with a housing loan. The insurance agency will be wholly owned by the banking entity (and under certain circumstances joint ownership of entities will be allowed). It should be noted that as from January 1, 2004 sale of life assurance to new customers of Leumi Mortgage Bank and to other interested customers was implemented through an insurance agency wholly owned by Leumi Mortgage Bank. As from January 1, 2005 sale of property insurance to new customers of Leumi Mortgage Bank and to other interested customers was implemented through this agency.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

I. (5) (cont'd)

On August 10, 2005 the Law for Increase in Competition and Reduction and Centralization and Conflict of Interests in the Capital Market in Israel (Amended), 2005, was published. The law enables the Bank to control, subject to certain conditions, an entity that is an insurance agent.

As a result of enactment of the law, the petitioners requested to defer the petition, which was dismissed on 17 August, 2005.

J. The Bank has guaranteed to members of some of the provident funds managed by it, the repayment of the original principal amounts deposited by them, which, in historical values, amount to NIS 9,470 million as at December 31, 2005 (December 31, 2004 - NIS 10,097 million). The value of assets of the above funds as at December 31, 2005 amounts to NIS 26,630 million. For members who joined the funds as from August 31, 1994, the above guarantee applies only after the end of three years from the date they joined the fund.

The accruals in the provident funds in favor of the members, as stated, which are lower than their total nominal deposits amount to NIS 84 thousand as of December 31, 2005. The fair value of these liabilities as of the said date is immaterial.

K. According to by-laws of the provident fund of the employees of the Bank, and in order that the fund will always have sufficient cash to pay the benefits to its members, the Bank is committed to advance to the fund any amount it may require from time to time for the payment of amounts due to members of the fund in accordance with its by-laws, on the condition that such advances are to be repaid to the Bank from the first amounts received by the fund from any source. For this purpose, the Bank was authorized by the fund to retain and to maintain amounts to be received by the fund from members' payments, from the Bank's payments and from any other source.

L. Subsidiaries of the Bank which serve as trust companies, as well as a number of banking subsidiaries, perform trust operations. Such operations include, mainly, trusteeship over funds, securities and real estate; the handling of donations, gifts and bequests; acting as agent in regard to deposits and loans; handling of share transfers; and management of investment accounts. Some of these companies also act as trustees for debenture holders and for mutual funds.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity

(1) The Bank has undertaken to indemnify the underwriters and the distributors in Europe of an offer for sale and issue of securities of the Bank according to prospectuses published in 2002 (hereinafter – "the prospectuses") for any amount (with the addition of expenses) that they will be required to pay according to a Court ruling or a compromise to which the Bank will agree, as a result of any misleading item in the prospectus or the omission of any item which is likely to be important to a reasonable investor contemplating the purchase of securities offered according to the prospectus or as a result of a claim under the Securities Law, 5728-1968, the cause of action of which is inherent in or derives from the prospectus, on condition that the claim is related to and/or derives from the Bank's acts of commission or omission (no limit was determined for these indemnities).

The Bank has undertaken in advance to grant indemnification to directors and the other officers of the Bank in respect of monetary liability which may be imposed on them and in respect of reasonable legal expenses in connection with the prospectuses, the privatization of the Bank and in connection with the prospectuses and issues, guaranteed by the Bank, of the wholly owned subsidiary, Leumi International Investments N.V. (hereinafter -"LII") as from 1997. The overall maximum amount of the indemnification is not to exceed the gross proceeds from the sale offers and the issues, including the proceeds from the exercise of options or other convertible securities, the amount of NIS 569 million; in the event of privatization, it is not to exceed the gross proceeds received from the privatization (including proceeds from an issue by the Bank, if included in a prospectus in respect of the privatization, and proceeds from the exercise of options or other convertible securities); in the case of LII, the gross proceeds received and/or which will be received from issues of LII as from 1997 (until now, the amount of $ 1,088 million).

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(2) The Bank has undertaken in advance to provide indemnifications to Leumi Finance Co. Ltd., a fully controlled subsidiary (hereinafter – "the Company"), in order for it to carry out the indemnifications which the Company gave in respect of prospectuses for the issue of subordinated capital notes and debentures to the public, which the Company published in 2001, 2003 and 2005, to its directors and officers as well as to the lawyers of the issue, in respect of monetary liability that may be imposed on them for action taken within the scope of their duties as officers of the Company and/or within the scope of the services they provide the Company related to the prospectuses, and in respect of reasonable litigation expenses. The maximum indemnification is NIS 9.8 billion.

The Bank has also given indemnification to Leumi Leasing and Investment Ltd. in respect of amounts the latter may be required to pay according to the letter of indemnification which it issued to an employee of the Bank, who serves on its behalf as a director of Airport City Ltd., in excess of amounts which it is able to pay.

(3) The Bank has undertaken in advance to provide indemnification to two employees of the Bank in respect of monetary liability that may be imposed on them and reasonable litigation expenses in connection with their service as directors of Gambit Computer Communications Ltd. in which the Bank holds approximately 16.9% of the means of control. The maximum amount payable under the indemnification shall be the total amount of the directors and officers liability insurance policy of the Bank which existed on 1 July 1998 (including the amounts which may be reinstated under that policy). The maximum indemnification is NIS 200 million.

(4) The Bank has undertaken in advance to indemnify its officers as a result of fulfillment of their duties in the Bank and in subsidiaries and other companies on behalf of the Bank, and in respect of a list of events as accepted practice in the banking system in Israel including, inter alia, the regular course of business of the Bank, offerings to the public in the framework of a prospectus and reports to the public and to the statutory authorities. The actual fulfillment of the indemnity commitment is subject to the two following conditions being met: (1) The maximum amount of the actual indemnification to all officers of the Bank and of the subsidiaries, in respect of monetary liability which may be imposed on any of them and in respect of reasonable legal fees, in connection with the above events, will not exceed in aggregate 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (2) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks. The obligation for indemnification will be in effect only after exhaustion of the rights of the officer toward a third party (e.g. insurer). Also, the Bank undertook in advance to similarly indemnify the legal advisor to the Board of Directors of the Bank in respect of legal services provided to the Board of Directors, to the Bank and to the Directors as legal advisor to the Board of Directors.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(5) The Bank has undertaken in advance to indemnify the employees ranking assistant CEO and up that are not officers of the Bank and that have personal employment contracts ("the personal contract employees") with respect to the duties they fulfill with the Bank and in the subsidiaries and other companies on behalf of the Bank and in respect of a list of events as is the accepted practice in the banking system in Israel, similarly to the Bank's indemnity undertaking in paragraph (4) above. The actual fulfillment of the indemnity commitment is subject to the two following conditions being met: (1) The maximum amount of the actual indemnification to all the officers of the Bank, the officers of the subsidiaries and the personal contract employees, in respect of monetary liability which may be imposed on any of them and in respect of reasonable legal fees, in connection with the above events, will not exceed in aggregate 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (2) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks.

(6) The Bank is obligated to indemnify officers of Leumi France (former "Banque Leumi France") in respect of a list of events including, inter alia, the regular course of business of Leumi France, merger or split or liquidation of the business of Leumi France and transactions with interested parties. The conditions of the indemnification, including the maximum amount thereof, are as stated in paragraph (4) above.

(7) The Bank undertook in advance to indemnify the trustees of Bank Leumi le-Israel Employees Provident Fund Ltd. ("the Fund") (including one officer of the Bank), the CEO and the employees of the Fund, in respect of any monetary liability that is imposed on any of them and in respect of reasonable legal expenses relating to any past or future decision or action (including omissions) relating to the plan to dissolve the insurance fund of the Fund. The actual fulfillment of the indemnity commitment is subject to all the three following conditions being met: (1) The maximum amount of the actual indemnification to all the trustees, the CEO and employees of the Fund will not exceed, in aggregate, NIS 20 million, linked to the Consumer Price Index, beginning from November 28, 2004 until the date of indemnification, (2) The maximum amount of the actual indemnification to all officers of the Bank, officers of the subsidiaries and employees of the Bank will not exceed, in aggregate, 10% (ten percent) of the shareholders' equity of the Bank as defined in Directive 313 of the Supervisor of Banks, as stated in the last financial statements of the Bank published immediately prior to the date of the actual indemnification; and (3) The maximum amount of the actual indemnification does not impair the minimum capital requirement in accordance with Directive 311 of the Supervisor of Banks.

(8) The Bank granted an exemption to officers of the Bank and to the personal contract employees from responsibility for damage as a result of breach of their duty of care toward the Bank. The Bank granted a similar exemption to the legal advisor to the Board of Directors in connection with the provision of legal services as stated in paragraph (4) above.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

M. Letters of indemnity (cont'd)

(9) The Bank committed to indemnify Yitzhak Suari Ltd ("the consultants") in respect of any liability to pay to any third party in connection with their services provided to the Bank in excess of the amounts of the limitation of responsibility agreed between the parties (three times the amount of the professional fees) and committed to reimburse the consultants for reasonable expenses incurred by the consultants for legal consulting and representation, etc in connection with any claim, demand or other processes derived or related in any manner to services provided by the consultants to the Bank, all in respect of economic consulting services and accompaniment of the Bank's preparations for implementation of the reform in the capital market (maximum indemnification was not determined).

(10) The Bank committed to indemnify Goldman Sacks International ("Goldman Sacks") in respect of any liability or loss levied or incurred to them and in respect of legal and other expenses derived from a claim, procedure or investigation submitted against them by any third party (including shareholders in the Bank), all in connection with the appointment of Goldman Sacks as the Bank's financial consultant in connection with sale of the Bank's subsidiaries operating in the capital market (maximum indemnification was not determined).

(11) The Bank committed in advance to indemnify the underwriters to the Group's insurance policy (including banking, responsibility, directors and other offices and professional responsibility insurance) in respect of losses incurred as a result of application of the Israeli law on such policies relating to foreign subsidiaries of the Bank (maximum indemnification was not determined).

N. Union Bank of Israel Ltd.

(1) The Government of Israel and the Bank undertook to indemnify the group of investors acquiring control of Union Bank of Israel Ltd. (hereinafter - "Union Bank") in respect of exceptional events which took place in the past at Union Bank. The ceiling established for the total indemnification will not exceed NIS 41 million (U.S.$ 8.9 million) and the Bank's share is NIS 17 million (U.S.$ 3.7 million).

(2) On 18 November 1999 the Bank entered into an agreement ("the agreement") with Shlomo Eliahu Holdings Ltd. ("Eliahu"), Sherodar Assets Ltd. ("Sherodar") and Y. Landau Holdings (1993) Ltd.("Sherodar") (hereinafter – "the controlling group"). Under the terms of this agreement, the Bank was granted a put option (hereinafter – "the put option") for the sale to the controlling group, and the controlling group was granted a call option (hereinafter – "the call option") for the purchase from the Bank of all of the holdings of the Bank in Union Bank - 5,703,618 shares of NIS 0.01 each par value, comprising some 11.5% of the issued and paid up share capital of Union Bank, as at 31 December 2003.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

Under the terms of the agreement, the price of the put option is the price reflecting the proportionate part of the shareholders' equity, in accordance with the last relevant financial statements of Union Bank published before exercise of the option ("the determining financial statements") with the addition of linkage increments and interest at the rate of 5% per annum from the end of the period to which the determining financial statements relate until the date of exercise of the put option ("exercise price of the put option"), subject to certain adjustments. The exercise price of the call option under the terms of the agreement is equivalent to the exercise price of the put option plus 5%, subject to certain adjustments.

On November 17, 2003 the Bank exercised part of the Put option, regarding the part of Eliahu only, for sale of 1/3 of the Bank's shares in Bank Igud (approximately 4% of the share capital of Bank Igud), in the framework of the agreement and in accordance with the parties thereto. After receipt on May 30, 2004 of the Supervisor of Bank's approval to Eliahu to acquire from the Bank 3.85% of the share capital of Bank Igud, on June 3, 2004 Eliahu acquired from the Bank 1,901,206 ordinary shares of Bank Igud in consideration for NIS 41.7 million.

Concurrently, on 17 November 2003 an agreement was signed between the Bank, Sherodar and Landau ("the extension agreement") on the extension of the period of the put option and the call option in the agreement relative to the balance of shares of Union Bank held by the Bank ("the balance of the shares"), for a period until 17 November 2010, at a price and with conditions fixed in the extension agreement. In accordance with the extension agreement, the exercise price of the put option regarding the balance of the shares will be as stated in the agreement, but not less than a price reflecting the proportionate shareholders' equity of Union Bank according to the reviewed financial statements of Union Bank for the period ended 30 June 2003, with the addition of linkage differences and interest at the rate of 2% per annum from 1 July 2003 until the date of the determining financial statements and with the addition of linkage and interest at the rate of 5% per annum from the end of the period to which the determining financial statements relate until the date of exercise of the put option, and subject to certain adjustments and deductions. Also, the extension agreement states that the exercise price of the call option regarding the balance of the shares will be equivalent to the price stated in the extension agreement for exercise of the put option with the addition of 7.5% and subject to certain adjustments and deductions.

The shareholders' equity of Union Bank as of 30 June 2003 was NIS 1,117 million. In the event of transfer of control in Union Bank, different adjustments will be made in respect of exercise price of the options regarding the balance of the shares, on the basis of the financial statements of Union Bank for the quarter in which the options were exercised and as stated in the extension agreement.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards

(1) In the Israel Credit Cards Ltd (hereinafter - "ICC") ownership separation agreement between Leumi Financial Holdings Ltd. (a company wholly owned by the Bank) (hereinafter - "Leumi Holdings") and Israel Discount Bank Ltd. (hereinafter - "Discount Bank") that was signed on 3 January 2000, Leumi Holdings undertook to indemnify Discount Bank for various amounts that ICC and/or Diners Club Israel Ltd. (hereinafter - "Diners") might be obligated to pay for defined events, including for legal claims according to a defined list (including class actions). The indemnity is limited in amount to the consideration paid within the context of the transaction, plus the company's share in the dividend distributed on 4 January 2000, adjusted for certain deductions to be determined (where this amount is linked and bears interest as stated in the ownership separation agreement) and payment thereof is subject to various terms and conditions that were determined, as provided in the ownership separation agreement. The maximum indemnification in this item as of December 31, 2005 is NIS 662 million.

(2) On 18 May 2000 the Bank, Leumi Card Ltd., ICC, Israel Discount Bank Ltd., Alpha Card, the First International Bank of Israel Ltd. and Aurek Gold Investments Ltd. reached an agreement regarding the principles that would prevail in respect of the issue and acquiring of Visa credit cards in Israel within the context of a local agreement (hereinafter - "the agreement").

The agreement, which applies to the parties to the provisions of the local agreement dated 7 July 1998, subject to certain changes, was signed following Leumi Card's acquisition of assets, equipment and operating systems from Alpha Card.

The Antitrust General Director (hereinafter - "the General Director") granted an exemption to the agreement, subject to certain conditions, pursuant to the provisions of Section 14 of the Restrictive Trade Practices Law, 5748-1988, in exemption file 3728, for a period of four years. The effective period of exemption 3728 was extended from time to time by the General Director and will remain in effect until the earlier of one year from 19 February 2006 or until completion of the hearings in respect of the request submitted to the Antitrust Tribunal on 6 September 2001, as follows.

The terms and conditions of the agreement between the parties and the exemption granted thereto by the General Director *inter alia* established a mechanism for determining the interchange fee to be paid by those who use the acquiring services to the issuers, the breakdown and rates thereof and the rates of the interchange fee and their breakdown until 1 March 2001 were also determined.

The Bank and Leumi Card began issuing MasterCard credit cards, following the Director General's demand that was included in the terms and conditions of exemption 4428, which regulated the interchange fee until 9 September 2001. The talks with the Director General and the other acquirers and issuers of MasterCard with regard to entering into an agreement for cross-acquiring relating also to these cards (including by Leumi Card) are continuing.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

On 6 September 2001, the Bank and Leumi Card filed an application with the Antitrust Tribunal to approve a restrictive arrangement with regard to interchange fees that would be paid by those using the acquiring services to the issuers at rates and upon terms and conditions that were agreed upon in a new agreement executed between the Bank, Leumi Card, Israel Discount Bank Ltd, ICC, and International Bank (hereinafter - "the new agreement") and also an application for grant of a temporary permit to operate pursuant to the new agreement. After receipt of the General Director's recommendations of 7 September 2001, on 9 September 2001 the Antitrust Tribunal granted a temporary permit as aforesaid. Various objections were filed with the Antitrust Triunal on the part of various marketing chains to the approval of the restrictive arrangement and they also filed objections to the grant of the temporary permit and applications to set aside the provisional temporary permit. On 22 December 2002 the Antitrust Tribunal granted a temporary permit for the new agreement. According to the Court's decision, the temporary permit will be in effect until a decision is reached regarding the request for approval of the new agreement in the principal case.

The average interchange fee, as fixed in the new agreement, was reduced in comparison with the average interchange fee fixed in the General Director's approval, and the differences in interchange fees between the various categories of businesses were reduced.

The hearing in the request for approval of the new agreement has not yet been concluded.

Following the Antitrust Authority's assertions that the terms and conditions of the temporary permit were purportedly breached (and which were denied by the Leumi Group and the other parties to the arrangement) and after contacts held with the Authority, the parties reached an agreed arrangement for reducing the average rate of the interchange fee for a fixed period by reducing the commission in the highest category, without the parties waiving their assertions within the context of the settlement. The agreement was given the force of a decision by the Antitrust Tribunal on 25 February 2004.
On 1 January 2006 Superpharm (Israel) Ltd submitted a request for cancellation of the temporary permit. The Bank, Leumicard and the other parties to the forced arrangement oppose the request. The Court's decision in this regard has not yet been received.

Reduction in the rate of the interchange fee will have a negative effect on the Bank's income as an issuer. Total interchange fees received in the Bank in 2005 amounted to NIS 59 million, compared with the NIS 53 million last year.

(3) As a result of the announcement of Leumi Card regarding collection of new commissions from card holders, the representative of the General Director approached Leumi Card on 28 January 2002 with a request for receipt of detailed documents, data and information (hereinafter - "the information") regarding collection of these fees. All the information requested by the General Director was submitted by Leumi Card to the Authority as requested.

(4) In the framework of issuance of Leumi Visa credit cards to Bank customers, the Bank offered to part of its customers membership in "the faithful traveler" club, a joint club of Leumicard and El Al, without payment of membership fees to the club. As a result of a technical problem, approximately 3,500 of these customers were charged membership fees.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

Upon ascertaining the error, the Bank acted to locate all of the customers in order to credit their account in the amount of the charge with the appropriate addition. In March 2002 the Supervisor of Banks informed the Bank that the relevant material in this regard was transmitted to the State Attorney in order to consider the need to open a police investigation in this regard.

(5) The Bank committed toward Visa International to take full responsibility for appropriate implementation of Leumi Card in accordance with all provisions and requirements included in the Articles of Visa International as in effect from time to time, to implement all required activity in order to fulfill this commitment and to inform Visa International immediately in writing regarding any material change in the agreement between the Bank and Leumi Card.

(6) In the regular course of business, legal claims were submitted against Leumi Card including requests for approval of class actions. According to management of the Bank, based on the opinion of management of Leumi Card that is based on the option of Leumi Card's legal advisers regarding the chances of the claims, including the requests for approval of class actions, the financial statements include appropriate provisions as required to cover damages resulting from such claims.

(7) In November 2005, Leumi Card has received a notice from Visa Europe that the British Office of Fair Trading (OFT) has commenced proceedings under UK competition laws against the current practice in the UK regarding payment of interchange fees between acquirers and issuers of Visa cards in the UK.

Under these proceedings, the OFT advised Visa Europe that it intended to determine that Visa Europe, Visa UK and 48 other companies in the Visa organization (including the Bank) had contravened the UK competition laws.

These entities were given the opportunity of responding (themselves or through Visa Europe) to the determination of the OFT, and convincing it that the arrangement is permitted and/or that their activities are not in contravention of the relevant law. If the OFT is not convinced, it may give instructions for a change in the current practice and impose fines on the companies which were party to the practice.

According to an estimate of the legal adviser of Visa Europe, the exposure of Visa Europe to the process is small. In addition to the arguments of Visa Europe in respect of the process, Leumi Card has other arguments regarding Bank Leumi's joining the process (Bank Leumi and Leumi Card did not constitute a party to the said agreement and acted in accordance with Visa's laws only). Also, Visa's legal adviser confirmed that, to the best of its understanding, a connection exists between the amount of the penalty that OFT may levy and the amount of the breach. In light of the above, according to management of the Bank, based on the opinion of management of Leumi Card based on the opinion of its legal advisers, the exposure to the penalty relating to the process is immaterial.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

O. Credit Cards (cont'd)

Visa Europe agreed with OFT that although this process is not acceptable, Visa may submit a request to OFT to remove from OFT's announcement (SO) entities that apparently should not be included in this framework. Leumi Card, in coordination with Visa Europe, transmitted a document to Visa Europe detailing its arguments regarding the reasons that the Bank should be removed from the SO. Visa Europe intends to include this document in the framework of its request to OFT.

Recently, Leumi Card's legal advisers were informed that as a result of the hearing currently in process in England regarding a similar announcement submitted by OFT regarding Master Card UK, OFT postponed the handling of this matter until the completion of the hearing regarding Master Card and is not expected to renew the handling of this matter, according to estimates, in the coming year.

P. Migdal Insurance and Financial Holdings Ltd. (hereinafter – "Migdal Holdings")

Following are details of requests for approval of class actions in material amounts that were submitted against the Migdal Group.

(1) In September 1999, a claim against the subsidiary Migdal Insurance Company Ltd. (hereinafter – Migdal) was filed with Tel Aviv District Court regarding the use of mortality tables A49-52 in computing the premiums of its life assurance policies. The plaintiff, who holds a life assurance policy of Migdal, claims breach of trust by Migdal and/or deception and/or conducting negotiations not in good faith and/or breach of the assurance agreement and/or breach of the duty of disclosure and/or breach of the duty of good faith at the contractual stage and/or unlawful enrichment and/or deception in violation of the Consumer Protection Law, 1981 and/or the exploitation of the distress of the plaintiff and/or his ignorance of the Consumer Protection Law and/or misleading representation according to the Insurance Financial Services Supervision Law (Insurance), 1981 (hereinafter – the Supervision Law) and/or the exploitation of the distress of the plaintiff or his ignorance or lack of experience according to the Insurance Supervision Law. The Court was requested to declare that the plaintiff is entitled to cancel the insurance agreements with Migdal and/or is entitled to take all remedies that follow from breach of contract. The claim was filed together with a request for its approval as a class action. A similar claim and request to approve the claim as a class action was filed in 1997 against Migdal and other insurance companies with the District Court of Jerusalem, and was stricken at the request of the plaintiffs.

The plaintiff requested that the claim be approved as a class action under Regulation 29 of the Civil Procedures Law - 1984 (hereinafter "Regulation 29") and/or under Section F1 of the Consumer Protection Law, 1981 ("the Consumer Protection Law") and/or under Section E1 of the Supervision Law.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

P. Migdal Insurance and Financial Holdings Ltd. (hereinafter – "Migdal Holdings") (cont'd)

The Tel Aviv District Court rejected in limine the claim and the request to approve the claim as a class action. The plaintiff appealed this decision to the Supreme Court. The Supreme Court accepted the appeal and ruled that there had been no justification to summarily dismiss the claim against Migdal (and the request to approve it as a class action), in limine.
Therefore, the case is remanded to the District Court which, on a date to be determined, will first consider the request to approve the claim as a class action.

In a preliminary hearing, the Court recommended that the plaintiff withdraw from his claim the class action under Regulation 29 in light of recent legal precedents. The plaintiff accepted the recommendation of the Court and announced that he withdraws from the claim the class action under Regulation 29.

At the beginning of 2004, Migdal filed a request to entirely dismiss the class action in limine, since it turned out that the plaintiff himself does not have a personal cause, since he no longer holds any policies in which the actuarial calculation is based on the "old" mortality table. The Court dismissed the request. A hearing on the request for approval is scheduled for 6 April 2006, unless otherwise determined in the reminder hearing.

In the opinion of management of Migdal Holdings, which is based on the opinion of its legal counsel, at this initial stage, when a hearing has not yet been held on the request to approve the claim as a class action, and a response has not yet been submitted by Migdal with respect to the request, it is not possible to evaluate the extent of the risk arising from the proceeding in question, and therefore, no provision has been included in the financial statements.

(2) In September 2002, a claim was filed against Migdal with the District Court of Tel Aviv (as well as by an additional claimant against Clal Insurance Company Ltd., hereinafter - "Clal"). The claim is in respect to group life assurance policies written to insure persons who have taken mortgage loans from mortgage banks. The claimant, who alleges that she took out a mortgage loan from Bank Leumi Mortgages Ltd. (hereinafter: "the bank") claims that at the time the loan agreement was signed, the bank added her to the list of borrowers whose lives were insured by a group life assurance policy issued by Migdal.

According to the claimant, during the term of the loan, Migdal pays the bank, in respect to the aforesaid life assurance, commissions or profit participation fees in respect of borrowers who have joined the group life assurance. This, according to the claim, is contrary to Section 41 of the Supervision Law, and contrary to Regulation No. 9 of the Regulations for the Supervision of Insurance Business (Group Life Assurance) 1993 in conjunction with Section 38 to the Supervision Law. Alternatively, and in addition, the claimant claims that Migdal conducted a wrongdoing in breach of its statutory duty under Article 63 of the Civil Wrongs Ordinance (New Version), by paying commissions to the bank, as stated above.

The claimant requested that the claim be recognized as a class action under Regulation 29 and under Section E1 of the Supervision Law.

The claimant estimates the aggregate amount of the claim for the members of the group of claimants (which also includes policyholders of Clal) at hundreds of millions of NIS.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

P. Migdal Insurance and Financial Holdings Ltd. (hereinafter – "Migdal Holdings") (cont.)

In the claim the Court is being requested to declare that the payment of the commissions (as defined by the claimant) to the bank was unlawfully made, to forbid Migdal from paying commissions to the bank, as well as to return to each member of the claimants group the amounts of the commissions and/or benefits collected from them and paid to the bank. Alternatively, it should pay to each member of the group compensation in respect to the damages caused to him, in other words, the commission collected from him and which was transferred to the bank, together with interest at a rate of 16% per annum, or linkage differences and interest, whichever is higher, from the date of payment of each of the premiums.

In addition, the Court was requested to order Migdal to provide details of premiums transferred to the mortgage banks, the dates of payment and details relating to the members of the Group.

On 3 April 2003, the Court stayed the proceedings until a judgment is made on claim 970/97 Rozin and others versus Mishkan Bank Hapoalim Mortgages Ltd., which is the first proceeding filed against a number of mortgage banks wherein similar legal issues have been raised. Accordingly, at present, the proceedings are stayed.

In the opinion of management of Migdal Holdings, based on the opinion of its legal counsel, at this stage it is not possible to assess the chances of the claim and the request to approve the claim as a class action and the extent of Migdal's exposure. Therefore, no provision with respect to the claim has been recorded in the financial statements.

(3) On 28 December 2003, a claim against Migdal was filed with the Tel Aviv-Jaffa District Court together with a request to approve the claim as a class action. The claimant claims that over a period of decades Migdal concealed its use of out of date mortality tables (A-49-52), in determining premiums in life assurance. This, he claims, was done in spite of the steep increase in life expectancy and the decrease in mortality rates. The claimant also claims that Migdal also concealed the amount of commissions included in premiums and/or policies. Furthermore, with regard to annuities which Migdal paid to its policyholders that are affected by the said mortality tables, Migdal did not use the mortality tables from the year 1952, but used up to date mortality tables, since the use of the out of date tables with higher mortality rates would have forced Migdal to pay higher rates of annuities to its policyholders.

The request to approve the claim as a class action was made under the Consumer Protection Law and/or under Regulation 29.

Since the issue of mortality tables has been raised in another similar request for approval of a class action, Migdal requested a stay of proceedings on the claim and the request for a class action. If the claim and the request for a class action are stayed, they will not be heard until the proceedings on the previous claim are concluded. On 27 October 2004 the Court held that since the class action is not scheduled to be heard in the near future, the request to stay proceedings is, at this stage, only theoretical. In light of the Court's decision, Migdal appealed to postpone the date for submitting its response until a date is set for hearing the request to approve the claim as a class action. This request has been approved. A hearing on the request to approve the class action has not yet been scheduled.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

P. Migdal Insurance and Financial Holdings Ltd. (hereinafter – "Migdal Holdings") (cont.)

On 7 October 2005 the District Court Registrar ordered the disclosure of documents in the framework of the request for approval. Migdal submitted an appeal contending that at this stage, and for as long as no reply has been submitted to the request for approval, it is not required to submit a disclosure of documents statement. The court dismissed the appeal and accordingly an affidavit for disclosure of documents by Migdal has been submitted.

In the opinion of management of Migdal Holdings, which is based on the opinion of its legal counsel, at this preliminary stage before any preliminary hearing has been held on the request to stay the proceedings or the request to approve the claim as a class action, it is not possible to assess the extent of the exposure. Therefore, no provision has been included in the financial statements in respect of this claim.

Q. On 31 August 2003 an option agreement was signed between the Bank and Africa Israel Investments Ltd in the framework of which (as amended after the signing), the Bank was granted a Put option to sell to Africa Israel all of its shares in Af-Sar Ltd (20% of the shares of Af-Sar Ltd), at any time until 8 March 2006. The exercise price of the Put option will be determined according to a valuation that will be prepared and certain adjustments.

Also in the framework of the agreement, including its amendments, Africa Israel was granted a Call option to acquire from the Bank its shares in Af-Sar, at any time from October 1, 2005 until 8 March 2006. The exercise price of the Put option will be determined according to a valuation that will be prepared and certain adjustments and with the addition of the equivalent of 7.50% of the above mentioned amount.

In the framework of reorganization of the holdings of Africa Israel Investments Ltd, its shares in Af-Sar Ltd were transferred to Africa Israel Properties Ltd, a subsidiary controlled by Africa Israel Investments Ltd. On 22 July 2004, Africa Israel Properties Ltd signed a commitment toward the Bank according to which it imposes on itself all of the liabilities of Africa Israel Investments Ltd toward the Bank in accordance with the above mentioned option plan.

On 8 March 2006 the Bank informed Africa Israel Properties Ltd of exercise of the Put option in accordance with the option agreement. The exercise date was fixed at 9 April 2006 in consideration for NIS 51.4 million.

R. On 22 July 2004 an option agreement was signed between the Bank and Africa Israel Properties Ltd in the framework of which the Bank was granted the right to acquire in an allocation 5% of the shares of Africa Israel Properties Ltd. On 29 December 2005 the Bank exercised, through Leumi & Co. Investment House Ltd (to which the Bank's rights were endorsed according to the option agreement), the option and acquired 631,579 ordinary shares of NIS 1 par value each of Africa Israel Properties Ltd in consideration for NIS 78 million.

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

R. (cont'd)

In the framework of the agreement, Leumi & Co. was granted a Put option to sell its shares in Africa Israel Properties Ltd to Africa Israel, subject to fulfillment of both of the following conditions: (1) The Bank sold all of its shares in Africa Israel; and (2) the shares of Africa Israel Properties Ltd were removed from trading on the Tel Aviv Stock Exchange. The Put option may be exercised by Leumi & Co. at any time as from the date on which the Bank sold its shares in Africa Israel and until the end of six months from this date ("the period of the Put option"). The exercise price of the Put option will be determined according to a valuation that will be prepared and certain adjustments.

Also in the framework of the agreement, in the event that Leumi & Co. becomes entitled to exercise the Put option and Leumi & Co. decides not to exercise the option, Africa Israel will be granted a Call option to acquire from Leumi & Co. all of its holdings in Africa Israel Properties Ltd, at any time until the end of three months from the end of the period of the Put option. The exercise price of the Call option will be determined according to a valuation that will be prepared and certain adjustments and with the addition of the equivalent of 7.50% of the above mentioned amount.

Also in the framework of the agreement, as long as Leumi & Co. holds a number of shares of Africa Israel Properties Ltd equivalent to the number of shares in the option, it will be entitled to appoint one director on the Board of Directors of Africa Israel Properties Ltd.

The agreement also states that since on September 21, 2004 Africa Israel Properties Ltd published a prospectus offering the public, *inter alia*, shares of the company, Leumi & Co. imposed on itself not to sell shares of Africa Israel Properties Ltd, except in accordance with the restrictions of the Tel Aviv Stock Exchange Ltd. In accordance with Stock Exchange regulations, the shares acquired by Leumi & Co. in the name of a trustee that will act as trustee for Leumi & Co. during the restricted period for purposes of holding the shares derived from exercise of the option, in accordance with a trusteeship agreement from September 27, 2004.

S. Acquisition of a Bank in Romania

On 31 October 2005, the Bank and S.C. Kolal B.V. ("Kolal"), the controlling shareholder of Eurom Bank S.A., signed an agreement for the purchase by the Bank of shares constituting 95% of the issued and paid-up share capital of Eurom from Kolal. In consideration for the shares, the Bank will pay some US$ 41.7 million to Kolal upon completion of the transaction.

The completion of the transaction is subject to the fulfillment of pre-conditions, *inter alia*, the receipt of permits from the supervisory authorities in Israel and Romania, and the de-listing of the Eurom shares from trade on the Romanian stock exchange.

Eurom is a Romanian banking corporation, which operates some 35 branches and offices, and is engaged in a wide range of financial activities including the receipt of deposits, the provision of credit, international trade and foreign currency activities

Note 18 - Contingent Liabilities and Special Commitments (cont'd)

T. Regarding agreements for sale of two real investee entities see Note 6(c).

Regarding transactions implemented by the Bank as a result of the reform in the capital market see Note 6(c)(2).

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries

A. General

As from 31 October 1993 the State of Israel is a shareholder in the Bank. On December 31, 2005 the State held 14.79% (December 31, 2005 – 36.29% and in full dilution 34.78%) of the Bank's issued share capital. The Bank is exempt from presentation of the balance of the State and of companies under its control and accordingly these balances are not presented below.

Following is a description of the decrease in the holdings of the State in the Bank in 2005:

After exercise of the purchase option (series 7) that the State issued to the public in November 2002, the State's holdings decreased on January 2, 2005 to 34.78% of the Bank's issued share capital. On March 1, 2005, the State sold 6.5% of the Bank's issued share capital and on July 26, 2005 the State sold an additional 3.5% of the Bank's issued share capital. On November 24, 2005 ("the date of the sale") the State sold to Barnea Investments B.V. ("Barnea") 9.99% of the Bank's capital. Of the shares acquired, shares constituting 4.99% of the Bank's shares are held in trust and Barnea and the trustee signed legal empowerment authorizing the Committee appointed in accordance with Section 12 of the Bank Shares Law in the Arrangement (Interim Regulation), 1993 ("the Committee"), including any entity replacing the Committee in this role as determined in accordance with the said Law, or any other individual authorized by the Minister of Finance (1) to participate in all meetings of the Bank and to vote therein in accordance with the said shares and (2) to exercise the right to appoint directors in respect of all of the shares of the Bank held by Barnea.

Also, the State granted to Barnea an option to acquire an additional 10.01% of the Bank's capital in accordance with conditions fixed in the option signed between the State and M.I. Assets Ltd and between Barnea on November 23, 2005 ("the option"), subject to, *inter alia*, receipt of all required approvals and permits for acquisition of the shares and the control in the Bank from the Bank of Israel and form other relevant regulatory authorities in Israel and abroad. The option, which is in effect as from the date of the sale, may be exercised 180 days from the date of the sale, subject to extension of up to 12 months. The option will expire, *inter alia*, in the event that the rate of the shares held by Barnea constitutes less than 7.5% of the issued share capital of the Bank, as a result of transfer of shares by Barnea (whether shares held directly by Barnea or shares held by the above mentioned trustee).

As of the date of approval of the financial statements, the State holds 14.79% of the Bank's issued share capital (fully diluted 13.96%) and 19.78% of the voting rights (fully diluted 18.66%).

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries

A. General (cont'd)

On December 31, 2005, Shlomo Eliahu Holdings Ltd and its subsidiaries and related parties ("the Eliahu Group") held 9.98% (December 31, 2004 – 9.9969%) of the Bank's issued share capital. On January 2, 2005, Eliahu Insurance Company Ltd exercised the purchase option (series 7) that it held so that that the Eliahu Group's holding in the Bank increased from 9.9969% to 11.4%. On February 3, 2005 the Eliahu Group sold 20 million shares of the Bank and its holding in the Bank decreased to 9.98% of the issued capital. On January 19, 2006 Eliahu Insurance Company Ltd acquired 194,131 shares and the Eliahu Group's holding returned to 9.9969%.

On December 31, 2005 and December 31, 2004, Otzar Hityashvuth Heyehudim Ltd, together with J.C.T. Trust Ltd, held 5.07% of the Bank's issued share capital.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

B. Balances on consolidated basis
31 December 2005

	Interested						Related parties of the Bank			
	Shareholders		Directors and CEO (a)(b)		Others (f)		Unconsolidated subsidiaries		Others (g)	
	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)
	NIS millions									
Assets										
Securities (d)	81	81	-	-	93	93	-	-	18	18
Credit to the public	-	661	1	2	-	-	3,587	3,587	2,066	2,164
Investments in companies included on equity basis (d)	-	-	-	-	-	-	2,064	2,064	-	-
Other assets	-	1	-	-	4	4	29	29	6	6
Liabilities										
Deposits of the public	48	157	14	19	-	166	1,960	2,384	4,273	5,900
Deposits from banks	-	-	-	-	12	13	-	-	1	18
Debentures, bonds and subordinated notes	-	-	-	-	-	146	181	254	638	638
Other liabilities	3	5	-	-	-	7	35	35	23	24
Credit risk in off-balance sheet items (e)	142	142	3	5	93	110	2,224	2,274	470	1,510

(a) Including their spouses and minor children and companies controlled by them.
(b) As at 31 December 2005 the directors and CEO held Bank shares with a par value of NIS 60,547.
(c) The highest balance based on end of months balances.
(d) See Note 3 Securities and Note 6 Investments in companies included on equity basis.
(e) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(f) Including other companies controlled by interested parties and affiliated companies.
(g) Including balances of provident funds, advanced study funds and mutual funds.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

B. Balances on consolidated basis (cont'd)

31 December 2004

	Interested parties						Related parties held by the Bank					
	Shareholders		Directors and CEO (a)(b)		Others (f)		Unconsolidated subsidiaries		Companies included on equity basis		Others (f)	
	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)	Balance as at 31 December	Highest balance (c)
	NIS millions											
Assets												
Securities (d)	52	52	-	-	-	-	(h) -	(h) -	-	-	18	114
Credit to the public	615	680	2	2	-	43	-	-	3,463	3,485	2,546	3,155
Investments in companies included on equity basis (d)	-	-	-	-	-	-	-	-	1,754	1,754	-	-
Other assets	3	9	-	-	-	-	-	-	23	89	44	44
Liabilities												
Deposits of the public	284	284	17	18	131	205	980	1,163	2,526	2,526	163	367
Deposits from banks	-	-	-	-	-	-	-	-	-	-	8	19
Debentures, bonds and subordinated notes	-	-	-	-	126	130	461	482	252	252	-	-
Other liabilities	-	3	-	-	-	-	-	2	17	150	3	12
Credit risk in off-balance sheet items (e)	36	85	2	4	-	-	-	17	1,366	2,083	1,391	1,507

(a) Including their spouses and minor children and companies controlled by them.
(b) As at 31 December 2004 the directors and CEO held Bank shares with a par value of NIS 67,725.
(c) The highest balance based on end of months balances.
(d) See Note 3 Securities and Note 6 Investments in companies included on equity basis.
(e) Credit risk in respect of off-balance sheet financial instruments as calculated for purposes of per borrower debt limitations.
(f) Including other companies controlled by interested parties and affiliated companies.
(g) Including balances of provident funds and advanced study funds.
(h) Restated.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

C. Condensed results of operations with interested and related parties

	2005					
	Interested parties			Related parties held by the Bank		
	Shareholders	Directors and CEO	Others	Unconsolidated Subsidiaries	Companies included on equity basis	Others (c)
	NIS millions					
Net interest income (expense) before provision for doubtful debts (a)	**28**	**-**	**(21)**	**-**	**(18)**	**(128)**
Operating and other income	**-**	**-**	**44**	**-**	**48**	**674**
Including management and service fees	**-**	**-**	**-**	**-**	**-**	**661**
Operating and other expenses (b)	**-**	**(21)**	**(4)**	**-**	**(12)**	**-**
Total	**28**	**(21)**	**19**	**-**	**18**	**546**

	2004					
	Interested parties			Related parties held by the Bank		
	Shareholders	Directors and CEO	Others	Unconsolidated Subsidiaries (c)	Companies included on equity basis	Others
	NIS millions					
Net interest income (expense) before provision for doubtful debts (a)	41	-	(18)	(70)	77	128
Operating and other income	-	-	1	171	51	29
Including management and service fees	-	-	-	162	-	-
Operating and other expenses (b)	-	(19)	-	-	(12)	-
Total	41	(19)	(17)	101	116	157

(a) See details under E below.
(b) See details under D below.
(c) Including balances of provident funds, advanced study funds and mutual funds (in 2004 - only provident fund and advanced study funds).

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)
Reported Amounts

D. Benefits to interested parties

	2005 Directors and CEO		2004 Directors and CEO	
	Total benefits	Number of recipients	Total benefits	Number of recipients
	NIS millions		NIS millions	
Interested parties employed in the Bank or on its behalf (a) (b)	**10**	**2**	7	2
Directors not employed in the Bank or on its behalf (a)	**(c) 3**	**17**	(c) 3	16

(a) Directors and officers have been insured by the Bank under a policy for insuring the liability of directors and other officers of the Bank, subsidiaries and companies included on equity basis. The aggregate insurance premium amounts to NIS 7,587 thousand (2004 - NIS 8,869 thousand).

(b) Does not include VAT on salaries.

(c) The amounts in NIS thousands: NIS 2,998 thousand in 2005 compared with NIS 2,527 thousand in 2004.

Note 19 - Interested and Related Parties of the Bank and its Subsidiaries (cont'd)

Reported Amounts

E. Results net interest income (before provision for doubtful debts) on transactions by the Bank and subsidiaries with interested parties and related parties

	2005		2004		2003	
	Total Consolidated	Including companies included on equity basis	Total consolidated	Including companies included on equity basis and unconsolidated subsidiaries(a)	Total consolidated	Including companies included on equity basis and unconsolidated subsidiaries
	NIS millions		NIS millions		NIS millions	
a) Income on assets						
Credit to the public	**313**	**190**	301	163	269	113
Deposit with banks	**-**	**-**	1	-	-	-
b) Expenses on liabilities						
Deposits of the public	**(301)**	**(124)**	(169)	(148)	(211)	(111)
Deposits from banks	**-**	**-**	-	-	(1)	-
Debentures and subordinated notes	**(63)**	**(21)**	(55)	(46)	(77)	(65)
c) Income on derivative financial instruments						
Net income (expenses) in respect of ALM derivatives	**(24)**	**1**	66	28	(41)	(25)
Net income in respect of other derivative instruments	**-**	**-**	7	7	-	-
d) Other						
Financing commissions	**6**	**3**	7	3	6	3
Other financing income	**-**	**-**	-	-	1	-
Other financing expenses	**(70)**	**(67)**	-	-	-	-
Net interest income (expense) before provision for doubtful debts	**(139)**	**(18)**	158	7	(54)	(85)

(a) Including balances of provident funds and advanced study funds.

Note 20 - Net Interest Income Before Provision for Doubtful Debts

Reported Amounts

	2005	2004	2003
	NIS millions		
A. Income on assets (a)			
Credit to the public	**13,525**	9,558	6,350
Credit to governments	**101**	25	(49)
Deposits with Bank of Israel and cash	**111**	202	484
Deposits with banks	**1,383**	355	(76)
Debentures	**3,101**	1,508	175
Total income on assets	**18,221**	11,648	6,884
B. Expenses on liabilities (a)			
Deposits of the public	**(10,173)**	(5,948)	(3,743)
Deposits from governments	**(199)**	(84)	(26)
Deposits from Bank of Israel	**(5)**	(8)	(17)
Deposits from banks	**(288)**	(272)	(26)
Debentures, bonds and subordinated notes	**(1,172)**	(481)	(11)
Total expenses on liabilities	**(11,837)**	(6,793)	(3,823)
C. Income on derivative financial instruments			
Ineffective part of hedge ratio (b)	**(5)**	12	12
Net income in respect of ALM derivatives (c)	**(599)**	836	1,931
Net income in respect of other derivatives	**18**	18	27
Total from derivatives and hedging activities	**(586)**	866	1,970
D. Other income and expenses			
Financing commissions	**253**	247	244
Other financing income (d)	**599**	462	641
Other financing expenses	**(22)**	(71)	59
Total other income and expenses	**830**	638	944
Total net interest income before provision for doubtful debts	**6,628**	6,359	5,975
Including net exchange rate linkage differences	**(38)**	1	59

(a) Including effective component of hedge transactions.

(b) Excluding effective component of hedge transactions.

(c) Derivative instruments which constitute part of the Bank's assets and liability management system., and were not designated for hedging relationships. According to directives of Bank of Israel, most of the transactions in derivative financial instruments are not considered to be hedge transactions, because according to these directives a transaction is considered to be a hedge transaction only if the hedge relates to a specific asset or liability and meets stringent compliance tests.
The income and expenses from assets and liabilities hedged by a general hedge (ALM) are included in the statement of profit and loss on the accrual basis, while the income and expenses on transactions in derivative financial instruments are included at market value (or fair value if no market price is available). As a result, the results of the transactions should be considered together with the interest income/expenses on the assets and liabilities. See Note 1J.

(d) Including interest collected in respect of doubtful debts in the amount of NIS 290 million (2004 - NIS 284 million, 2003 - NIS 142 million).

Note 20 - Net Interest Income Before Provision for Doubtful Debts (cont'd)

Reported Amounts

E. Details of the operating results of investments in debentures

	2005	2004	2003
	NIS millions		
Interest on debentures, on accrual basis:			
Held to maturity	**285**	294	247
Available for sale	**2,363**	1,012	(213)
Held for trading	**453**	202	141
Total, included in interest income on assets	**3,101**	1,508	175
Other financing income			
Gain on sale of debentures available for sale	**95**	89	145
Losses on sale of debentures available for sale	**(4)**	(4)	(23)
Realized and unrealized profits (losses) from adjustments of held for trading debentures to fair value, net (a)	**13**	26	327
Total, included in other financing income	**104**	111	449
Total from investments in debentures	**3,205**	1,619	624

F. Net effect of hedged derivatives on income from financing activity

	2005	2004	2003
	NIS millions		
Interest income (expenses) in respect of assets	**37**	(25)	(291)
Interest income (expenses) in respect of liabilities	**(30)**	25	369

(a) Of which part of the income (losses) related to traded debentures still held as of balance sheet date in the amount of NIS (78) million (2004 - NIS (55) million; 2003 - NIS 168 million).

Note 21 - Operating Commissions

Reported Amounts

	2005	2004	2003
	NIS millions		
Ledger fees	**454**	483	496
Payment transfer services	**650**	632	590
Handling of credit and preparing agreements	**230**	224	204
Computerized services, information and confirmations	**30**	34	(a) 15
Foreign trade transactions and special foreign currency services	**124**	122	111
Income from securities transactions	**698**	634	522
Income from credit cards	**447**	413	378
Interest margin and collection commission on deposits and credit from deposits on collection basis:			
Collection commissions on credit out of treasury funds	**47**	47	48
Other commissions and interest margins	**15**	13	16
Management fees and commissions on life assurance and on housing insurance	**55**	56	61
Other	**60**	60	66
Total operating commissions	**2,810**	2,718	2,507

(a) In 2003, after repayment of NIS 40 million in respect of Leumiphone services and other data services.

Note 22 - Profits from Investments in Shares (a), Net

Reported Amounts

	2005	2004	2003
	NIS millions		
Gains on sale of shares available for sale	**4**	9	10
Losses on sale of shares available for sale (b)	**(11)**	(9)	(12)
Realized and unrealized losses from adjustments of held for trading shares to fair value, net (c)	**(3)**	(4)	(19)
Dividend on shares available for sale and on held for trading shares	**53**	47	45
Total from investments on shares	**43**	43	24

(a) Including mutual funds.
(b) Including provisions for decline in value.
(c) The part of the gains relating to traded shares still held as at balance sheet date is NIS 10 million (2004 - NIS 70 million; 2003 - NIS 95 million).

Note 23 - Other Income
Reported Amounts

	2005	2004	2003
	NIS millions		
Income from provident funds	**233**	220	199
Income from mutual funds	**429**	346	218
Profits from severance pay funds	**131**	35	220
Other, net	**72**	41	48
Total other income	**865**	642	685

Note 24 - Salaries and Related Expenses
Reported Amounts

	2005	2004	2003
	NIS millions		
Salaries	**2,357**	2,164	2,208
Severance pay, provident fund, continuing education fund, pension, vacation and long service bonus	**475**	459	452
National insurance and VAT on salaries	**498**	431	457
Other related expenses	**148**	145	130
Adjustment of provisions for related expenses as a result of current changes in salaries in the current year	**42**	35	(24)
Voluntary retirement	**107**	14	147
Total salaries and related expenses	**3,627**	3,248	3,370
The above includes:			
Salaries and related expenses abroad	**451**	413	430

Note 25 - Other Expenses

Reported Amounts

	2005	2004	2003
	NIS millions		
Marketing and advertising	**200**	197	189
Legal, audit and professional consultancy	**334**	286	258
Communications - postage, telephone, delivery services, etc.	**134**	127	121
Computers (a)	**126**	91	90
Office expenses	**86**	77	83
Insurance	**38**	61	89
Provision for extraordinary event of a foreign subsidiary (b)	**46**	40	60
Other (c)	**311**	282	279
Total other expenses	**1,275**	1,161	1,169

(a) The item does not include the Bank's expenses with respect to Operations Division since this Division is a part of the Bank and its expenses are recorded and classified under the various expense items.

(b) At the beginning of January 2001, customer accounts were identified in Bank Leumi (Switzerland), regarding which a suspicion arose that transactions were executed by a local senior employee, without authority. The bank in Switzerland examined the accounts of the aforesaid customers. The examination was performed by a forensic team of the CPA firm of PwC, together with the audit department of the Swiss bank, and under the supervision of a senior representative of Bank Leumi Le'Israel B.M.' s audit department.
The Bank has provided full reports to the banking authorities in both Switzerland and Israel.

In view of the above, the Swiss bank made provisions in the amount of SF 13 million in 2005, SF 11 million in 2004 and SF 17 million in 2003, for coverage of the losses stemming from transactions allegedly carried out without authority.

(c) Regarding directors' fees of the Bank included in this item, see Note 19D.

Note 26 - Provision for Taxes on Operating Profit

A. Composition

	2005	2004	2003
	Reported amounts		Adjusted amounts
	NIS millions		
Current taxes -			
In respect of current year	**1,051**	1,108	902
In respect of prior years	**12**	1	(21)
Total current taxes	**1,063**	1,109	881
Add (deduct) changes in deferred taxes -			
In respect of current year	**8**	2	(66)
In respect of prior years	**(a) 122**	(a)133	9
Total deferred taxes	**130**	135	(57)
Total provision for taxes	**1,193**	1,244	824
Includes provision for foreign taxes	**85**	63	34

(a) Including adjustment of the balance of deferred taxes as at the beginning of the year in the amount of NIS 122 million in 2005 (2004 - NIS 131 million) (see C below) due to change in tax rate .

Note 26 - Provision for Taxes on Operating Profit (cont'd)

B. Reconciliation between the theoretical tax on the operating profit at the statutory tax rate applying to the Bank in Israel, and the actual provision for taxes on operating profit appearing in the statement of profit and loss:

	2005	2004	2003
Statutory tax rate applying to a bank in Israel	**43.59%**	44.52%	45.76%
	Reported amounts		Adjusted amounts
		NIS millions	
Tax at the statutory tax rate	**1,242**	1,228	842
Tax (tax saving) resulting from:			
General and supplementary provisions for doubtful debts	**(12)**	(1)	7
Other non-deductible expenses	**13**	17	13
Income of foreign subsidiaries (a)	**(88)**	(105)	(50)
Income of Israeli subsidiaries	**(24)**	(21)	(17)
Inflationary depreciation adjustments	**(14)**	(3)	6
Inflationary addition (deduction) (b)	**(97)**	(38)	16
Erosion of advance tax payments	**-**	-	(5)
Tax exempt and preferred income	**(14)**	(12)	(10)
Temporary differences for which deferred taxes have not been provided	**(1)**	-	1
Profit tax on VAT on salaries, net	**33**	29	33
Change in deferred taxes due to change in tax rates	**14**	13	-
Taxes in respect of prior years (c)	**134**	134	(12)
Other	**7**	3	-
Provision for taxes on operating profit	**1,193**	1,244	824

(a) Not including effect on provision for taxes in the current year of the addition to shareholders' equity as at the beginning of the year.

(b) In 2003 differences between the inflationary adjustment for tax purposes and for financial reporting purposes.

(c) Including adjustment of the deferred taxes in the amount of NIS 122 million in 2005 due to change in tax rate (2004 - NIS 131 million) (see C below).

C. On 29 June 2004 the Income Tax Ordinance (Amendment No. 140 and Temporary Provision) Law, 2004 (the "amendment") was passed by the Knesset. The amendment provides for a gradual reduction of the tax rate for corporations from 36% to 30% in the following manner: for the 2004 tax year the tax rate was 35%, for 2005 it will be 34%, for 2006 it will be 32% and from 2007 and thereafter the tax rate will be 30%.

On 25 July 2005, the Knesset passed the Income Tax Ordinance (Amendment No. 147 and Temporary Provision) Law, 2005 (the "amendment"). The amendment provides for a gradual reduction of the tax rate for corporations from 34% in 2005 to 25% from 2010 and thereafter in the following manner: for the 2005 tax year the tax rate was 34%, for 2006 it will be 31%, for 2007 it will be 29%, for 2008 it will be 27%, for 2009 it will be 26%, and from 2010 and thereafter the tax rate will be 25%.

The Bank as a "financial institution" for the purposes of the Value Added Tax Law pays gains tax at 17% that represents an expense for company tax and in consequence therefore the reduction in company tax will result in a reduction of the overall tax rate that shall apply to the Bank to a lower rate, so that for 2005 the overall tax rate was 43.59%, for 2006 - 41.03%, for 2007 - 39.32%, for 2008 - 37.61%, for 2009 - 36.75 and from 2010 and thereafter the overall tax rate will be 35.90%.

Note 26 - Provision for Taxes on Operating Profit (cont'd)

The current taxes and the deferred taxes balances are calculated in accordance with the new tax rates specified in the amendment.

D. Final assessments have been issued to the Bank for all years up to and including the 2000 tax year. Principal subsidiaries have final assessments for the years up to and including 1999.

The Bank has been issued with a tax assessment according to the best of judgment for the 2001 tax year, which the Bank has disputed. The dispute relates to the recognition of specific provisions for doubtful debts. The Bank's position is that these debts are recognized as a current expense in accordance with agreements that were signed with the tax authorities for previous tax years, including 2001.
The consequences of the 2001 assessment on the financial statements are not material.

E. Amendment 11 to the Income Tax Law (Inflationary Adjustments), 1985, states, inter alia, that all taxpayers subject to the said Amendment are required to pay tax on profits from securities traded on a stock exchange as at the date of their realization. The Amendment is effective as from 1999.
In the opinion of the tax authorities and the banks, taxation of securities on the basis of their realization is not appropriate for the activity of financial institutions. In this light, on 6 June 1999 the tax authorities submitted to the banks a draft proposed amendment to Article 6 of the said Law, according to which financial institutions will be taxed on the basis of the increase in value of the securities in accordance with the presentation of the securities in the financial statements of the financial institutions.

In cooperation with the tax authorities, the Bank is acting on the basis of the proposed Law and its tax provisions are made accordingly.

F. The amount of the inflationary adjustment of buildings, the depreciation of which will not be recognized as an expense for tax purposes, and in respect of which no deferred taxes have to be set up, is as follows:

	December 31		
	2005	2004	2003
	Reported amounts		Adjusted amounts
	NIS millions		
Balance at the beginning of the year	**252**	260	278
Change in the current year (a)	**(22)**	(8)	(18)
Balance at the end of the year	**230**	252	260

(a) Including amounts not recognized as an expense in respect of depreciation and amounts deducted in respect of assets that were sold.

G. Certain subsidiaries have losses and deductions which were claimed or will be claimed for tax purposes in respect of which no deferred tax asset was created. The amounts involved which are approximately NIS 27 million (31 December 2004 - approximately NIS 42 million). and to These amounts will be realizable in the future provided that the subsidiaries in which the amounts are recorded will have adequate taxable income.

Note 26 - Provision for Taxes on Operating Profit (cont'd)
Reported Amounts

H. Components of deferred tax assets and deferred tax liabilities are as follows:

	31 December	
	2005	(a) 2004
	NIS millions	
Excess of provision for severance pay and pension over amounts funded	**(633)**	(768)
Adjustment of depreciable non-monetary assets	**25**	35
Provisions for unutilized vacations and long service bonus	**(217)**	(239)
Interest not credited to current income	**(53)**	(49)
Specific provision for doubtful debts	**(247)**	(251)
Increase in value of securities	**(20)**	(11)
Undistributed profits of companies included on equity basis	**255**	91
Tax loss carryforward	**(30)**	(55)
Activity abroad	**(27)**	-
Other – from non-monetary assets	**4**	11
Other – from monetary assets	**(48)**	(30)
Deferred tax assets, net	**(991)**	(1,266)
Balance sheet presentation –		
In "Other assets"	**(1,043)**	(1,331)
In "Other liabilities"	**52**	65
Deferred tax assets, net	**(991)**	(1,266)

(a) Reclassified.

I. Deferred taxes have been calculated at the tax rate anticipated in respect of the date of utilization in the statutory tax rate of the companies.

J. Changes in deferred taxes amounting to NIS 35 million (2004 - NIS 20 million; 2003 – NIS (216) million) derive from securities held for sale, have been charged to a separate item in the Group's shareholders' equity.

K. Accounting According to an arrangement with the tax authorities from 14 April 2005, as from 2004 the Bank is entitled to set off the tax liability in Israel in respect of income of a subsidiary abroad a cumulative amount of up to US$ 67 million or the tax liability in Israel, the lower of the two. The amounts not yet set off from the tax liability and in respect of which a future tax saving was not recorded in the balance sheet as of 31 December 2005 is US$ 55 million. Utilization of these amounts in the future will be enabled if the total tax rate to which the Bank is subject on its income in Israel is higher than the tax rate to which the foreign subsidiary is subject.

Note 27 - Net Profit (loss) after Taxes from Extraordinary Items

	2005	2004	2003
	Reported amounts		Adjusted amounts
	NIS millions		
Net profit upon realization of investments in subsidiaries and companies included on equity basis	**139**	-	2
Provision for decrease in value of shares available for sale of a property company	**-**	(4)	-
Extraordinary provisions in connection with fixed assets	**4**	(2)	4
Net gain (loss) from sale of buildings	**(5)**	(4)	(1)
Net profit (loss) before taxes	**138**	(10)	5
Provision for taxes on profit (loss) from extraordinary items:			
Current taxes	**64**	2	19
Deferred taxes	**(3)**	(4)	-
After-tax profit (loss) from extraordinary items	**77**	(8)	(14)

Note 28 – Activity Sectors and Geographical Distribution

Bank Leumi in Israel is organized into four business lines, operated though four divisions, each headed by a member of the Management of the Bank. Each business line specializes in the provision of service to segments of customers with similar characteristics and needs. This specialization allows for the provision of a high level of professional service and focus. In addition, there are a number of management units that provide various services to the business divisions.

The subsidiary companies in Israel and abroad have been assigned to the relevant divisions in the Bank according to the nature of their activities and the characteristics of their customers.

Principal Operational Segments

Pursuant to the Bank of Israel's directives, an operational segment is a component which has three characteristics:

1. it engages in business activities from which it is likely to produce income and bear expenses (including income and expenses from transactions with other segments at the Bank);
2. its operating results are regularly examined by the Management and the Board of Directors in order to make decisions relating to the allocation of resources to the segment and the appraisal of its performance;
3. there is separate financial information with regard to the segment.

The principal operational segments that have been determined under the directives of the Bank of Israel in accordance with the said characteristics are as follows:

1. Households - providing comprehensive banking services to households and private customers .
2. Small Businesses - providing banking services to small businesses.
3. Corporate Banking - providing financial services to the major and international companies in the economy for their operations in Israel and abroad.
4. Commercial Banking - providing financial services to middle market companies in the economy and to their connected parties.
5. Construction and Real Estate - providing financial services to major construction companies and projects operating mainly in the construction and real estate sector.
6. Private Banking - providing comprehensive global financial services and solutions to private customers resident in Israel and overseas with large financial asset portfolios.
7. Financial Management - including principally the nostro activities of the Bank and the foreign currency trading rooms.
8. Others - activities not assigned to other segments, including the (non-banking) affiliated companies

Note 28 – Activity Sectors and Geographical Distribution (cont'd)

Principal Operational Segments (cont'd)

The segmented operations also include inter-segment activity, such as services that are provided to customers in another segment and also activities (products) such as mortgage loans, credit cards and the capital market.

Financial Measurement System

To provide administrative support for the operations according to segments, the Bank has established an operating and administrative system to manage profit centers according to business lines and additional classifications (the "Bahan" system).
The basis of the Bank's system is the "data warehouse" that centralizes all the Bank's transactions and, with the assistance of an appropriate index, enables transactions to be sorted and classified between the various profit centers.

The data below regarding operational segments includes the Bank's data according to the principles of the Bahan system as described below, while the data of the segments of the subsidiaries in Israel and abroad have been taken from their financial statements.

The attribution of income and expenses according to business lines at the Bank is effected as follows:

Income

Interest Income:

The profit center is credited with the interest received from the loans that it granted or is debited with the interest that is paid on deposits it raised.

In parallel, the profit center granting the loan is debited, and the profit center receiving the deposit is credited with transfer prices. The transfer prices are determined on an economic basis and generally reflect risk-free returns or the marginal costs of raising funds with the same linkage sector and currency and for a similar term. With the method described above, the profit centers bear credit risks but do not bear market risks.

The statement of income of each factor includes also the accounting in respect of capital allocated to the sector.

Every profit center is credited on the capital that was allocated to it in respect of the risk assets in accordance with the risk free yield and is charged in respect of the additional cost of the Tier II capital. In this way the Bank's available capital is credited with interest equal to the marginal cost of raising funds in accordance with the segment that it is financing, or invested in the capital market. The income from the management of the nostro is reflected in the financial management segment.

The provisions for doubtful debts are charged to the profit center in which the customer's account is managed.

Note 28 – Activity Sectors and Geographical Distribution (cont'd)

Operating Income

All the operating income (commissions and other operating income) that the Bank charges its customers and/or subsidiaries in respect of various services is credited to the profit center in which the customer's account is managed. Income from nostro securities, profits of the severance reserve and dividends that the Bank receives are credited to the financial management profit center.

Expenses

The Bank's expenses are attributed to the various profit centers based on an "operations costing" system and according to the activity volumes (the amount of the operations of the profit center).

The costing is ABC (activity based costing) - a costing system which calculates the cost of a transaction by transaction type, line of business and distribution channel.

Expenses that are not connected to the activities of the profit center (the activity segment), such as expenses in connection with the actuarial pension liability, are not charged to the profit centers and are reflected in the financial management segment.

In 2005, the Supervisor of Banks issued clarifications in connection with presentation of data in the note on sectors of activity. The data in respect of 2005 and 2004 are presented in accordance with these clarifications. The data in respect of 2003 are presented in accordance with directives of the Supervisor prior to their amendment in 2005.

Note 28 – Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors

Statement of profit and loss for the year ended 31 December 2005

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	Reported amounts								
	NIS millions								
Net interest income (loss) before provision for doubtful debts									
From outside entities -	(838)	(922)	904	1,326	2,208	1,585	2,363	2	6,628
Intercompany operations -	2,715	1,243	(125)	(287)	(639)	(935)	(2,007)	35	-
Total	1,877	321	779	1,039	1,569	650	356	37	6,628
Operating and other income:									
From outside entities -	1,221	355	473	340	286	38	143	862	3,718
Intercompany operations -	504	29	(24)	14	(53)	-	-	(470)	-
Total	1,725	384	449	354	233	38	143	392	3,718
Total income	3,602	705	1,228	1,393	1,802	688	499	429	10,346
Provision for doubtful debts	172	2	75	187	818	157	15	-	1,426
Operating and other expenses	2,647	651	847	625	643	90	330	237	6,070
Operating profit before taxes	783	52	306	581	341	441	154	192	2,850
Provision for taxes on operating profit	317	24	134	235	115	190	55	123	1,193
Operating profit after taxes	466	28	172	346	226	251	99	69	1,657
Equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	-	-	-	-	-	-	(3)	381	378
Minority interest in after- tax operating losses of subsidiaries	-	3	-	-	-	-	21	-	24
Net operating profit	466	31	172	346	226	251	117	450	2,059
After-tax profit from extraordinary items	-	-	-	-	-	-	-	77	77
Net profit	466	31	172	346	226	251	117	527	2,136
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	16.3%	9.3%	22.3%	15.3%	5.3%	11.3%	6.9%	91.3%	14.3%

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2005

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	Reported amounts								
	NIS millions								
Average balance of assets	43,582	7,728	12,670	34,951	57,383	25,885	70,804	7,251	260,254
Including: investments in companies included on equity basis	-	-	-	-	-	-	1	1,865	1,866
Average balance of liabilities	115,000	34,699	10,636	23,760	32,193	2,830	21,945	3,117	244,180
Average balance of risk assets	39,384	4,592	10,643	31,133	59,237	30,566	23,331	7,966	206,852
Average balance of assets of provident funds, continuing education funds and mutual funds	53,243	3,317	5,231	4,805	4,501	192	11	13,055	84,355
Average balance of securities portfolios	27,810	56,031	1,960	37,114	39,989	9,304	48	3,633	175.889
Average balance of other managed assets	8,931	491	437	1,200	679	38	-	-	11,776
Margin of credit activities	589	66	532	623	771	436	9,190	(7)	12,200
Margin of deposit activities	1,078	171	157	109	(91)	(7)	(10,377)	43	(8,917)
Other	210	84	90	307	889	221	1,543	1	3,345
Total interest income before provision for doubtful debts	1,877	321	779	1,039	1,569	650	356	37	6,628

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

Statement of profit and loss for the year ended 31 December 2004 (a)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	Reported amounts								
	NIS millions								
Net interest income (loss)before provision for doubtful debts (b)									
From outside entities -	(1,081)	(454)	909	1,110	2,124	1,672	2,049	30	6,359
Intercompany operations -	2,941	755	(113)	(146)	(677)	(1,076)	(1,646)	(38)	-
Total	1,860	301	796	964	1,447	596	403	(8)	6,359
Operating and other income: (b)									
From outside entities -	1,172	362	487	291	280	46	47	718	3,403
Intercompany operations -	446	25	(15)	18	(40)	-	1	(435)	-
Total	1,618	387	472	309	240	46	48	283	3,403
Total income	3,478	688	1,268	1,273	1,687	642	451	275	9,762
Provision for doubtful debts (b)	187	3	103	323	684	208	6	-	1,514
Operating and other expenses (b)	2,385	578	873	540	564	87	294	167	5,488
Operating profit before taxes	906	107	292	410	439	347	151	108	2,760
Provision (benefit) for taxes on operating profit	409	20	133	169	171	152	(3)	193	1,244
Operating profit (loss) after taxes	497	87	159	241	268	195	154	(85)	1,516
Equity in after-tax operating profits of companies included on equity basis, net of related tax effect	-	-	-	-	-	-	-	410	410
Minority interest in after- tax operating (profits) losses of subsidiaries	-	(40)	-	-	-	-	18	-	(22)
Net operating profit	497	47	159	241	268	195	172	325	1,904
Cumulative effect of change in accounting method	-	-	-	-	-	-	-	(32)	(32)
After-tax profit (loss) from extraordinary items	-	-	-	11	-	-	-	(19)	(8)
Net profit	497	47	159	252	268	195	172	274	1,864
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	19.2%	16.6%	21.2%	13.3%	6.1%	8.6%	11.5%	53.1%	13.1%

(a) Reclassified.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2004 (a) (cont'd)

	Household banking	Private banking	Small business banking	Commercial banking	Corporate banking	Construction and real estate	Financial management	Other	Total consolidated
	Reported amounts								
	NIS millions								
Average balance of assets	41,508	7,571	12,808	30,715	60,389	26,883	60,677	6,391	246,942
Including: investments in companies included on equity basis	-	-	-	-	-	-	-	1,491	1,491
Average balance of liabilities	112,199	31,719	10,860	19,513	30,527	2,536	21,921	2,581	231,856
Average balance of risk assets	36,447	3,978	10,549	26,575	62,200	31,892	21,080	7,267	199,988
Average balance of assets of provident funds, continuing education funds and mutual funds	45,603	2,170	4,625	3,862	4,691	193	12	11,152	72,308
Average balance of securities portfolios	24,861	52,075	1,377	22,389	27,748	8,876	29	4,990	142,345
Average balance of other managed assets	9,007	477	421	921	794	43	-	-	11,663
Margin of credit activities	651	34	537	599	1,005	458	5,394	(21)	8,657
Margin of deposit activities	1,104	274	158	162	213	10	(7,268)	37	(5,310)
Other	105	(7)	101	203	229	128	2,277	(24)	3,012
Total interest income before provision for doubtful debts	1,860	301	796	964	1,447	596	403	(8)	6,359

(a) Reclassified.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

Statement of profit and loss for the year ended 31 December 2003 (a)

	Business and international banking	Retail banking	Commercial banking	Private banking	Construction and real estate	Mortgages	Credit cards	Capital market	Financial management	Other	Total consolidated
	Adjusted amounts										
	NIS millions										
Net interest income before provision for doubtful debts (b)											
From outside entities	1,160	2,292	861	276	398	1,069	15	24	20	-	6,115
Intercompany operations	29	(77)	(28)	7	(19)	(726)	(8)	4	818	-	-
Total	1,189	2,215	833	283	379	343	7	28	838	-	6,115
Operating and other income: (b)											
From outside entities	180	870	224	257	39	146	501	955	(6)	22	3,188
Intercompany operations	41	554	58	86	6	(14)	(109)	(617)	1	(6)	-
Total	221	1,424	282	343	45	132	392	338	(5)	16	3,188
Total income	1,410	3,639	1,115	626	424	475	399	366	833	16	9,303
Provision for doubtful debts (b)	912	252	382	1	229	116	2	-	(17)	-	1,877
Operating and other expenses (b)	532	2,761	644	518	94	157	385	341	90	64	5,586
Operating profit (loss) before taxes	(34)	626	89	107	101	202	12	25	760	(48)	1,840
Provision (benefit) for taxes on operating profit (loss)	(43)	287	39	21	44	96	6	13	325	36	824
Operating profit after taxes	9	339	50	86	57	106	6	12	435	(84)	1,016
Equity in after-tax operating profits (losses) of companies included on equity basis, net of related tax effect	-	-	(1)	-	-	-	-	(3)	-	156	152
Minority interest in after- tax operating (profits) losses of subsidiaries	-	-	2	(11)	-	-	-	-	-	-	(9)
Net operating profit	9	339	51	75	57	106	6	9	435	72	1,159
After-tax loss from extraordinary items	-	(2)	(9)	-	-	-	-	-	-	(3)	(14)
Net profit	9	337	42	75	57	106	6	9	435	69	1,145
Return on capital (percentage of profit from the proportionate capital according to share of sector in risk assets)	**0.1%**	**30.4%**	**2.4%**	**45.6%**	**2.8%**	**6.5%**	**2.3%**	**10.8%**	**28.2%**		

(a) Including sectors of financial management and other.
(b) The report is in amounts adjusted to the effect of inflation unlike the statement of profit and loss that is in reported amounts.

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

A. Information on activity by banking sectors (cont'd)

For the year ended 31 December 2003

	Business banking	Retail	Commercial banking	Private banking	Construction and real estate	Mortgage
	Adjusted amounts					
	NIS millions					
Margin of credit activities	864	851	566	52	294	847
Margin of deposit activities	234	1,301	186	211	16	267
Other	62	140	109	13	88	(45)
Total interest income before provision for doubtful debts	1,160	2,292	861	276	398	1,069

Note 28 - Activity Sectors and Geographical Distribution (cont'd)

B. Information on activity by geographical distribution (a)

For the year ended 31 December 2005

	Israel	United States	Great Britain	Switzerland	Luxembourg	France	Others	Total outside of Israel	Total consolidated
	Reported amounts								
	NIS millions								
Total income (b)	9,347	930	195	148	(45)	(1)	(228)	999	10,346
Net profit (loss)	1,815	258	60	(62)	4	(4)	65	321	2,136
Total assets	228,589	28,394	8,635	3,161	3,335	27	683	44,235	272,824
Credit to the public	156,700	12,477	5,445	1,946	133	21	533	20,555	177,255
Deposits of the public	185,885	23,698	6,816	1,206	3,674	-	549	35,943	221,828

For the year ended 31 December 2004

	Israel	United States	Great Britain	Switzerland	Luxembourg	France	Others	Total outside of Israel	Total consolidated
	Reported amounts								
	NIS millions								
Total income (b)	8,539	597	299	307	22	7	(9)	1,223	9,762
Net profit	1,480	164	127	48	14	6	25	384	1,864
Total assets	217,310	24,653	7,862	3,185	2,125	53	594	38,472	255,782
Credit to the public	151,558	10,310	4,761	1,909	332	42	441	17,795	169,353
Deposits of the public	178,911	20,132	5,640	771	3,763	1	434	30,741	209,652

For the year ended 31 December 2003

	Israel	United States	Great Britain	Switzerland	Luxembourg	France	Others	Total outside of Israel	Total consolidated
	Adjusted amounts								
	NIS millions								
Total income (b)	8,148	424	244	24	47	36	158	1,155	9,303
Net profit (loss)	974	114	71	2	17	(52)	(3	171	1,145

(a) The classification was done based on the location of the office.
(b) Interest income before provision for doubtful debts and operating and other income.

Note 29 - Earmarked Deposits, Credit and Deposits from Earmarked Deposits

Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Credit and deposits from earmarked deposits		
Total credit to the public	**783**	856
Earmarked deposits		
Deposits of the public	**27**	28
Deposits from the Government	**1,247**	1,304
Total	**1,274**	1,332

Note 30 - Condensed Financial Statements of the Bank

A. Balance sheets of the Bank as at 31 December 2005 Reported Amounts

	31 December 2005	31 December 2004
	NIS millions	
Assets		
Cash and deposits with banks	**51,187**	46,635
Securities	**30,111**	26,970
Credit to the public	**122,182**	118,135
Credit to governments	**843**	955
Investments in subsidiaries and companies included on equity basis	**10,964**	10,184
Buildings and equipment	**2,410**	2,238
Other assets	**4,690**	5,357
Total assets	**222,387**	210,474
Liabilities and equity capital		
Deposits of the public	**187,687**	177,603
Deposits from banks	**3,741**	3,846
Deposits from governments	**1,222**	1,326
Subordinated notes	**5,220**	4,643
Other liabilities	**8,517**	8,070
Total liabilities	**206,387**	195,488
Shareholders' equity	**16,000**	14,986
Total liabilities and equity capital	**222,387**	210,474

Note 30 - Condensed Financial Statements of the Bank (cont'd)
Reported Amounts

B. Statements of profit and loss for the year ended 31 December 2005

	For the year ended 31 December		
	2005	2004	2003
	NIS millions		
Net interest income before provision for doubtful debts	**5,034**	4,843	4,735
Provision for doubtful debts	**1,280**	1,384	1,730
Net interest income after provision for doubtful debts	**3,754**	3,459	3,005
Operating and other income	**2,432**	2,194	2,158
Operating and other expenses	**4,324**	3,884	4,011
Operating profit (loss) before taxes	**1,862**	1,769	1,152
Inflationary erosion and adjustments (a)	**-**	-	14
Provision for taxes (tax benefit) on operating profit	**892**	954	(b) 589
Operating profit (loss) after taxes	**970**	815	(b) 577
Bank's equity in after-tax operating profits of subsidiaries and companies included on equity basis, net of related tax effect	**1,089**	1,089	(b) 582
Net operating profit	**2,059**	1,904	(b) 1,159
Cumulative effect of change in accounting method	**-**	(32)	-
After-tax profit (loss) from extraordinary items	**77**	(8)	(b) (14)
Net profit	**2,136**	1,864	(b) 1,145

(a) Inflationary erosions and adjustments of income and expenses that were included in the operating profit before taxes in reported amounts after the effect of inflation based on the index of December 2003.

(b) Amounts adjusted for the effect of inflation on the basis of the index of December 2003.

Note 30 - Condensed Financial Statements of the Bank (cont'd)

C. Statements of cash flows for the year ended 31 December 2005

	For the year ended 31 December		
	2005	2004	2003
	Reported amounts		Adjusted amounts
	NIS millions		
Cash flows generated by operating activities:			
Net profit for the year	**2,136**	1,864	1,145
Adjustments to reconcile net profit to net cash flows generated by operating activities:			
Loss (gain) on sale of investments in subsidiaries and companies included on equity basis	**(79)**	7	7
Equity of Bank in undistributed profits of subsidiaries and companies included on equity basis	**(693)**	(826)	(445)
Other, net	**1,577**	1,799	1,661
Net cash inflow generated by operating activities	**2,941**	2,844	2,368
Cash flows generated by activities in assets:			
Additional investments in shares of subsidiaries	**(56)**	(33)	(171)
Proceeds from sale of investments in subsidiaries and companies included on equity basis	**139**	-	11
Other	**(6,219)**	(1,936)	(1,078)
Net cash outflow generated by activities in assets	**(6,136)**	(1,969)	(1,238)
Cash flows generated by activities in liabilities and capital			
Issue of subordinated notes	**799**	870	37
Dividend paid to shareholders	**(1,004)**	(400)	-
Other	**10,024**	2,961	(1,356)
Net cash inflow (outflow) generated by activities in liabilities and capital	**9,819**	3,431	(1,319)
Increase (decrease) in cash	**6,624**	4,306	(189)
Balance of cash at beginning of year	**24,391**	20,085	20,274
Balance of cash at end of year	**31,015**	24,391	20,085

D. Information on the basis of nominal values for tax

	31 December 2005	31 December 2004
	NIS millions	
Total assets	**221,111**	209,117
Total liabilities	**206,348**	195,444
Shareholders equity	**14,763**	13,673
Net profit for the year ended	**2,229**	1,830

Note 31 - Capital Market Reform Legislation

On 9 November 2004 the team which was appointed by the Minister of Finance for the purpose of examining and recommending the steps required in order to intensify competition in the Israeli capital market, published its recommendations. The team's recommendations were approved by the government.

Following the team's recommendations, on 10 August 2005 three laws implementing a substantial reform of the capital market were published.

The laws that were published were:

The Intensification of Competition and Reduction of Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments) Law, 2005;
The Financial Services (Control) (Engagement in Pension Counseling and Pension Marketing) Law, 2005;
The Financial Services (Control) (Provident Funds) Law, 2005.

The major matters dealt with in the laws are:

1. A banking corporation that has material retail activity shall not hold any means of control in a provident fund management company or a mutual fund management company and shall not hold more than 10% of any means of control in a corporation that controls or holds more than 25% of such company.

   Further, the controller of such a banking corporation will not hold more than 5% of any type of means of control in such a company or in a corporation whose business is the management of investment portfolios, as mentioned in paragraph 3 below, and will not hold more than 10% in another corporation which controls or holds more than 25% of one of these.

   As an exception to these prohibitions on holdings, a bank is permitted to control and to be an interested person in a company which manages a central provident fund for severance pay whose only member is the bank, and to manage the same, and to manage a provident fund all of whose members are employees of such banking corporation or of a corporation controlled by it, and which on 1 July 2005 was closed to the joining of new members.

2. The reduction in holdings in provident fund management companies and in mutual fund management companies will be effected as follows:

   Each of the large banks (the Leumi and Poalim Groups) must reduce its holdings in provident funds so that after two years they will each have reduced their market share to no more than 18% and after three years will have no such holdings.

   Each of the large banks must reduce its market share in mutual funds to no more than 25% after two years, to no more than 12.5% after three years and after four years they shall have no such holdings.

Note 31 - Capital Market Reform Legislation (cont'd)

The other banks in the system were given longer periods to realize all their holdings.

By the date by which the banking corporations are required to have realized all their holdings in provident fund and mutual fund management companies, they are also required to reduce their holdings in corporations controlling or holding more than 25% in such companies, so as to reach holdings in the legally permitted percentages (as mentioned in paragraph 1 above).

Further, by the date by which the banking corporations are required to have no holdings in provident fund management companies, the banking corporations must reduce their holdings in portfolio management companies which manage investments for institutional entities, as set out in paragraph 3 below.

3. Banking corporations as mentioned in paragraph 1 above will not control nor hold more than 5% of a corporation which manages portfolios, which include the assets of an insurer held on behalf of its insured, of provident funds (including pension funds) and of mutual funds.

4. Pursuant to the team's recommendations, the laws defined two fields that require training and licensing and that are subject to regulation and supervision - counselling and marketing, of both financial products and pension products, and the entities operating in the capital market are required to choose between them. Amendments for this purpose were made *inter alia*, to the Banking (Licensing) Law, 1981, the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995, which also regulates the profession of investment marketing, the Joint Investment Trusts Law, 1994 and the Insurance Business (Control) Law, 1981. In addition, a new law was enacted to deal with pension counselling and pension marketing, which applies to counselling with relation to provident funds, pension funds and insurance programs included in or connected to provident funds and pension funds.

5. The possibility of choosing between the profession of investment counselling and pension counselling, and the profession of investment marketing and pension marketing was not made available to banking corporations with material retail activity or their controlling entities or entities controlled by them. These may engage in counselling only, except that they are permitted to market structured products, options and futures contracts issued by themselves only. In addition, provision of pension counselling by a banking corporation will require the receipt of a license from the Supervisor of the Capital Market, the receipt of which, as detailed below, has been made subject to various conditions.

   Other entities have the option of choosing between these two professions; those that choose to receive a marketing license will be permitted (as opposed to the original recommendations of the team which recommended allowing the marketers to market the products of two institutional entities, including the marketer itself) to market products without limitation, on condition that they bring the fact that they are marketers and are interested persons in the products that they are marketing to the attention of their customers. The marketers are prohibited from using the word "counselling" in their name or publications.

   Marketers, whether of financial products or pension products, are permitted to receive benefits both from the institutional entities whose products they are distributing and from the customers.

Note 31 - Capital Market Reform Legislation (cont'd)

6. Holders of investment counselling licenses, including banking corporations, are prohibited from counselling or executing transactions in respect of financial products in which an institutional entity (including its controlling entities or entities controlled by any of them) which holds 10% in the counsellor has an interest (interest meaning management of the product, offering or issuing the product, or the receipt of a benefit other than from the purchaser or holder of the product, unless expressly permitted by law, hereafter: "interest"). Holders of investment counselling licenses and banking corporations are permitted to receive distribution commission from an institutional entity in connection with counselling and executing transactions in mutual funds and supplementary training funds.

   In this regard, it was determined that the rate of commission that investment counsellors may charge a mutual fund manager or a supplementary training fund management company for executing transactions will not vary as a result of its being collected from various fund managers and it will not be dependent on the identity of the supplementary training management company. The Minister of Finance is authorized to issue regulations to determine the conditions for the payment of such commissions, their maximum rate and their manner of calculation. The Minister of Finance issued regulations with regard to distribution commissions in February 2006.

7. Holders of investment counselling licenses or their related entities are prohibited from issuing exchange traded certificates.

8. Pension counsellors will be under a duty, when choosing the type of pension product, to consider all the types of pension products, and when choosing the pension product of the relevant type, to consider all the pension products and the institutional entities.

   Pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity (including its controlling entities or entities controlled by any of them) which is an interested person in the banking corporation has an interest. Similarly, pension counsellors that are banking corporations are prohibited from counselling on pension products in which an institutional entity has an interest, where the controller of the banking corporation holds more than 10% or controls such institutional entity.

   In addition, pension counselling provided by a banking corporation may only be given in a permanent branch building, which has been licensed as a branch under the Banking (Licensing) Law.

   Pension counsellors may receive distribution commission from the management company in respect of a provident fund for savings, pension or severance pay, which is not an insurance fund, and in respect of a supplementary training fund, subject to limitations. The rules regarding distribution commissions to be paid by the management company were laid down in the distribution commissions regulations issued by the Minister of Finance in February 2006.

   These restrictions do not apply to pension marketers, who, as mentioned above, may counsel and sell, in accordance with the law and as opposed to the recommendations of the team, all pension products, and to receive benefits from the managers of such products.

Note 31 - Capital Market Reform Legislation (cont'd)

A pension counsellor which is a banking corporation is forbidden to enter into an agreement with an employer or employers' organization regarding the provision of pension counseling to the employees of such employer or to the employees of an employer who is a member of such organization. In addition, a banking corporation is forbidden from entering into an agreement with an employees' organization regarding the provision of pension counselling to the employees it represents. This restriction does not apply to a pension marketer.

The law provides that a transaction in a pension product may only be carried out as part of and in pursuance to pension counselling or marketing.

9. Investment counsellors in financial products and pension counsellors may not enter into agreements for the provision of services with institutional entities (provident fund managers, pension funds, insurers, mutual fund managers), which are not in the usual course of business of the counsellor, which are not on an arm's length basis or which may materially affect the profitability, assets or liabilities of the counsellor unless they have received the prior written approval of the Chairman of the Securities Authority or the Supervisor of the Capital Market, as appropriate, and with regard to banking corporations, also of the Supervisor of Banks and, until 2010, the Antitrust General Director.

10. Banking corporations may receive a pension counselling licence where all the following conditions are fulfilled:
the banking corporation is permitted to carry-out pension counselling under the Banking (Licensing) Law; the bank does not hold more than 5% of an insurance company and does not hold more than 10% of a company that controls, or holds more than 25%, of an insurance company; the bank has reduced all its holdings in provident funds and mutual funds as required by the law so that it no longer holds provident fund and mutual fund management companies and holds no more than 10% of another company that controls or holds more than 25% of a provident fund or mutual fund management company; the Supervisor of the Capital Market is convinced that the bank's undertaking of pension counselling will not have a materially detrimental affect on the development of competition and prevention of concentration in Israel, in the field of pension counselling, in brokerage activities between customers and institutional entities and in the field of banking, such being after consultation with the Antitrust General Director and the Supervisor of Banks.

    However, the Supervisor of the Capital Market may give a pension counselling licence to a banking corporation where its shareholders' equity and that of banking corporations controlling it and controlled by it do not exceed NIS 10 billion, even before the completion of the sale of their holdings in provident funds and mutual funds.

11. During the period determined in the law, and which is longer in the case of the Leumi and Poalim Groups than for other banks, the pension counselling licence of a banking corporation will be restricted and the banks will be permitted to counsel only in respect of some of the pension products, that is, provident funds for savings, pension or severance pay which are not insurance funds, but not in respect of insurance funds and life insurance products included in or connected to provident funds. The restricted counselling period for the Leumi and Poalim Groups will be 5 consecutive years from the date upon which each bank complies with the conditions for receiving a pension counselling licence (the first three conditions referred to in paragraph 10 above) while with regard to the other banks, the period will continue until the relevant bank has first complied with the said conditions for receiving a pension counselling licence, but no earlier than 31 December 2009.

Note 31 - Capital Market Reform Legislation (cont'd)

During the restricted period, a bank must advise its customer that the pension counselling it gives is restricted to certain types of product, but nonetheless the law provides that when choosing the type of product which is most appropriate to the customer, the holder of the counselling licence will consider all the types of pension products, both those permitted and those forbidden to it, but the choice of the product most appropriate to the customer will be from the permitted products, on condition that the most appropriate product for the customer is in fact a permitted one.

12. The supervision of and enforcement relating to provident funds have been laid down in a new law – the Financial Services (Control) (Provident Funds) Law, 2005. This law regulates for the first time provident funds managed personally by the individual members. The unique nature of such a fund is that it is intended for an individual member who is permitted to give instructions regarding the investment of the fund's moneys. The laws also determine that the control of and the holding of a specified percentage of the means of control in an institutional entity shall be conditional upon obtaining a permit. Obtaining a permit as aforesaid shall be conditional on the permit applicant's market share not exceeding 15% in the long-term savings sphere and 20% in the mutual funds sphere. This law makes basic changes to employee and employer rights in relation to provident funds, the principal ones being the freedom of choice allowed to employees with regard to provident funds and the freedom of movement between funds without the interference of the employer or employee organizations.

13. The laws regulate subjects that did not arise from the team's recommendations, including, *inter alia*: an amendment to the Banking (Licensing) Law which permits a bank and a mortgage bank to control an insurance agent whose business is that of life insurance and household insurance connected with the granting of housing loans, an amendment to the Banking Ordinance that allows the Supervisor of Banks to publish Proper Banking Management Directives, and ratifies the existing Proper Banking Management Directives, an amendment to the Banking (Licensing) Law which will require the receipt of the consent of the Supervisor for the establishment of an auxiliary corporation by a banking corporation, civil penalties for breach of Proper Banking Management Directives and other breaches, including certain breaches of the Banking (Service to Customers) Law, the possibility of imposing civil fines for breaching various provisions of the Banking (Licensing) Law and breaches of various provisions of the Regulation of Engagement in Investment Counselling, Investment Marketing and Management of Investment Portfolios Law, and more.

14. The laws include transitional provisions for the various amendments. So long as their entire holdings in provident funds and mutual funds have not been sold, the provisions of the Regulation of Engagement in Investment Counselling and Investment Portfolio Management Law, 1995 will apply to banking corporations, as they were prior to the amendments. However, with regard to counselling on provident funds for savings and personal provident funds for severance pay, the said law will continue to apply until the earlier of either the end of three and a half years from the date the new legislation came into affect, that is 10 August 2005, or until the receipt of a pension counselling license.

Note 31 - Capital Market Reform Legislation (cont'd)

The Team's Proposals regarding Underwriting Activity

The team's recommendations included proposals to strengthen the restrictions on underwriting by corporations controlled by banks. On 12 February 2006, draft Securities (Underwriting) Regulations were published on the internet site of the Israel Securities Authority, the enactment of which, in the proposed form, would be likely significantly to damage the business activities of Leumi & Co. Underwriters Ltd., under its present control structure. The regulations require the approval of the Finance Committee of the Knesset before they become effective.

Regulation of Distribution Commissions

On 26 February 2006, regulations were published in the Government Gazette ("Reshumot") regarding the payment of distribution commissions in respect of distribution of mutual funds and distribution commissions in respect of provident fund distribution. With regard to mutual funds, three levels of maximum rates of distribution commissions were determined, which are to be calculated in respect of the mutual fund units held through the distributor, according to type of mutual funds, being: 0.25% in respect of funds investing mainly in short-term, low risk investments, 0.8% in respect of funds investing mainly in equities and 0.4% in respect of other funds.

It was determined that a distributor will not be entitled to charge distribution commission in respect of mutual fund units as detailed below:

units purchased prior to the date when the regulations go into effect, except for mutual fund units that on 10 August 2005 were managed by a fund manager that was controlled at the time by the same distributor or by a company that controlled such distributor, and at the time of collection of the commission was managed by a fund manger who was connected to the distributor pursuant to a distribution agreement; units of a fund registered for trade on the Tel Aviv Stock Exchange; units purchased by portfolio managers on behalf of a customer whose portfolio is managed by it; although a distributor that does not have holdings in a corporation that is a mutual fund manager may charge distribution commission for units that were purchased by a portfolio manager controlled by the distributor on behalf of a customer of the portfolio manager.

In relation to provident funds, including supplementary training funds, and in relation to pension funds, the maximum distribution commission rate is 0.25% regarding new deposits made as from 1 January 2006, and 0.1% regarding deposits made up to and including 31 December 2005, excluding monies in a fund controlled by a banking corporation on 10 August 2005, and monies to be transferred, as from 1 April 2006, from a fund that was controlled by a banking corporation on 10 August 2005, to another fund. In both of these cases, monies deposited prior to 31 December 2005 will bear the maximum commission rate of 0.25%. The commission calculation will be made with regard to the value of the fund assets deposited, transferred or that remain in the fund following continuation of membership as a result of advice that will be given to the member, including profits accrued thereto, and in a provident fund for pension, the value of the assets standing against the obligations of the fund to the customer. The regulations come into effect as from 1 April 2006.

Regulation of Operating Commissions

In February 2006 the Supervisor of the Capital Market distributed a draft circular proposing restrictions on operating agreements between a pension counsellor and an institutional entity, including a maximum rate of commission of 0.1% for the provision of operating services to provident funds by a pension cousellor

Note 31 - Capital Market Reform Legislation (cont'd)

In addition, the proposed circular enables a management company acquired from a banking corporation, or that acquired a provident fund from such, to continue to provide various services through the banking corporation to members of a provident fund managed by it who are not included under the fund's operating agreement, and which are usually part of the service that the pension counsellor provides to its customers; and so long as the members are not receiving this service as part of the pension counselling given by the banking corporation, to pay commission for the above services at a maximum rate of 0.25% of the value of the total assets of the member managed by the fund.

According to the proposed circular, the above service and payment are to be laid down in an agreement between the management company and the banking corporation, and the agreement is to be presented for the approval of the Supervisor of the Capital Market. Pursuant to the draft, the above arrangement will be in place for a limited period, namely, until the end of 2007, and it is proposed that the agreement lay down a mechanism to ensure that the management company does not pay for the service in respect of a member to whom the banking corporation does not intend providing pension counselling until the end of the above period or has not provided him in practice with pension counselling during such period. It is proposed that the management company not make the said payment to a banking corporation in respect of a member who received pension counselling from any pension counsellor, starting from the time of receipt of the counselling.

Actions Taken by the Bank following the Legislation

Following the legislation, the Bank has taken the following actions:

- On 15 September 2005 it was decided to sell the holdings in Leumi-Pia at a price of some NIS 535 million to Harel Insurance Investments Ltd., subject to the signature of an agreement between the parties and regulatory approvals.

- On 19 October 2005 the Bank sold its holdings in Direct Insurance – Financial Investments Ltd. to Tzur Shamir Holdings Ltd. at a price of some NIS 116.2 million.

- On 26 November 2005, the Bank decided to enter into an agreement, together with Leumi Gemel Ltd., for the sale of the goodwill, activities, assets and liabilities relating to the provident funds managed by Leumi Gemel Ltd.
  A group of five provident funds, the largest of which are the Otzma, Taoz and Rimon funds, and the investment activities of the provident funds, were sold to Harel Insurance Investments Ltd. at a price of NIS 675 million. The completion of the transaction is conditional upon the receipt of regulatory approvals and the signature of distribution and operating agreements. A group of ten provident funds, the largest of which are Sion, the Central Fund for Severance Pay, Tzur and Sagi were sold to A. Solomon Investments Ltd. (or a company under its control) at a price of some NIS 473 million. The completion of the transaction is conditional upon the receipt of regulatory approvals, and other conditions precedent on the fulfilment of which the Markstone Fund will become the controlling shareholder of A. Solomon Investments Ltd. The Leumi Group will continue to provide operating services in relation to all the provident funds that were sold, subject to the signing of operating agreements.

Note 31 - Capital Market Reform Legislation (cont'd)

- On 28 November 2005, the Bank decided to enter into an agreement, together with Psagot Ofek Investment House Ltd. and its subsidiaries, including Psagot Managers of Mutual Funds - Leumi Ltd. (the "Psagot Ofek Group"), for the sale of the goodwill, activities, assets and liabilities relating to all the assets of the Psagot Ofek Group, with York Capital Management ("York") on behalf of entities managed by it, at the price of NIS 1,350 million. In addition, the Bank received an option to purchase from York half the means of control of the company that will manage the portfolio management activities. The completion of the transaction is subject to receipt of regulatory approvals and other conditions precedent.

- Pursuant to the legislation, in March 2006 the Bank gave notice of a new commission to be charged in respect of holdings of customers in mutual funds, such being where there is no distribution agreement between the Bank and a fund manager, or where the customer does not agree to the Bank receiving distribution commission from the fund manager. With regard to managers of funds that were controlled by the Bank at the time of publication of the laws, the commission will be charged as of the date when such fund managers are no longer controlled by the Bank. As of the date of sending this Report to print, the Bank was engaged in negotiations for the signature of distribution agreements.

- The Bank is preparing for the sale of its holdings in supplementary training funds.

- The Bank is examining, together with the employees' representatives, the preparations required for complying with the provisions of the permit given to the banks in the legislation, for the engagement in management of provident funds all the members of which are employees of the Bank or employees of a corporation controlled by it.

- The Bank is preparing to establish central funds for severance pay for its employees and employees of other Group companies.

- The Bank is examining the implications of the freedom of choice granted to employees with regard to provident funds, including freedom of movement between funds, on its liabilities towards employees on retirement.

Effect of the Reform on the Bank and the Group

The reform will have a material effect on the Group's activities in the capital market. The Group has until now engaged both in managing assets on the capital market for the public, and in counselling, distribution and the provision of additional capital market services. Following the reform, the Group's activities in Israel will focus mainly on the provision of investment counselling, the provision of pension counselling (when the Bank receives a license to engage in such activities), the provision of operating services to entities active in the capital market, and additional activities.

The limits in the legislation, under which a banking corporation may not carry out marketing activities but only counselling (while other entities will be able to carry out marketing), the prohibition on holding material holdings in corporations which manage investment portfolios for institutional entities and the restrictions on carrying on pension counselling activities, will, in Management's estimation, lessen the ability of the Bank to compete in the most effective manner in the financial and pension markets.

Note 31 - Capital Market Reform Legislation (cont'd)

Further, the disposal by the Bank of its holdings in mutual fund, provident fund and supplementary training fund management companies will cause a reduction in the Bank's current income from activity in these fields. On the other hand, the legislation allows, as mentioned above, the receipt of distribution commission from institutional entities, and the receipt of commission in respect of operating services to institutional entities, and these commissions will, to a partial extent, reduce the expected adverse effect.

The following table sets out details of income from management fees from mutual funds, provident funds and including supplementary training funds (in NIS millions):

Segment	**2005**	2004	**2005**	2004
	Consolidated		Bank	
From mutual funds	**427**	341	**291**	232
From provident funds	**201**	187	**137**	129
From supplementary training funds	**32**	33	**28**	30
Total	**660**	561	**456**	391

In the estimation of the Management of the Bank, based on the data and assumptions detailed below, in lieu of the income of the Bank and the Group arising from management fees as detailed above, which as of the completion of the disposal transactions will no longer arise, in 2006 the Bank may receive management fees, distribution commissions and commissions in respect of services to members, in amounts which will reduce the pre-tax profit by some NIS 220 million.

The bringing-forward/delay in the sale of all the mutual and provident funds by one month would reduce/increase Group profits by some NIS 25 million, before taxes.

The data and assumptions upon which the estimation is made are:

With regard to the first quarter of 2006, the income from mutual and provident funds, including supplementary training funds was calculated based on the balance of customers' holdings as they were on 31 December 2005, without assuming any change in the holdings, which might affect the scope of this income.

With regard to the following quarters, the distribution commission and commission in respect of services to members were calculated as follows:

The calculation of distribution commission in respect of mutual funds is based on the balance of the holdings of customers of the Bank or the Group, as the case may be, as they were on 31 December 2005, and weighted commission rates, according to the types of the total fund assets managed by Leumi Pia and Psagot on 31 December 2005, without assuming any changes in the holdings, which might affect the amount of commissions to be received by the Bank, both due to changes in the classification of funds and to changes in the scope make-up of customers' holdings.

The calculation of the distribution commission is based on the maximum rates determined in the regulations.

The calculation of the distribution commission in respect of mutual funds is based on the assumption that the funds' classifications are according to the funds' actual investments as of 31 December 2005.

Note 31 - Capital Market Reform Legislation (cont'd)

The calculation of the distribution commission in respect of provident funds also includes commission in respect of services to members that are usually part of the service provided by a pension counsellor, for as long as pension counselling is not provided. Payment of this commission is conditional on the publication by the Supervisor of the Capital Market of the circular mentioned in the paragraph above, "Regulation of Operating Commissions", and also based on the balances of the holdings of members of provident funds managed by the Group, as they were as of 31 December 2005, assuming that the commissions will be paid on these total balances. This calculation was made without any assumption as to changes in holdings, which might affect the amount of the commissions that the Bank will receive.

Operating commission that the Bank may receive from operating services was not taken into account in the calculation, in light of the significant expenses involved in providing these services.
In the above amounts, the use that the Bank is likely to make of the consideration of the sale of holdings carried out in consequence of the legislation was not taken into account.

The transactions carried out by the Bank (with the exception of the sale of Direct Insurance which was completed in 2005) are expected to be completed during 2006, and consequently the Bank anticipates in 2006 net capital gains of some NIS 1.9 billion (excluding the outcome of sales of the Bank's share of supplementary training funds, which have yet to be sold).

In the Bank's assessment, in addition to the estimated decrease in income shown above, the implementation of the provisions of the legislation in their entirety is likely to have additional negative affects on the Group's business, the scope of which cannot at this stage be accurately evaluated, in light of the uncertainties which still exist with regard to various matters.

CONDENSED FINANCIAL STATEMENTS OF MAJOR SUBSIDIARIES IN ISRAEL AND ABROAD

Bank Leumi USA

Chairman of the Board: E. Raff
Chief Executive Officer and President: U. Rosen

Condensed Consolidated Balance Sheet as at 31 December 2005
(U.S. $ millions)

	2005	2004
Assets		
Cash and deposits with banks	**217**	290
Securities	**2,990**	2,782
Loans	**2,653**	2,368
Buildings and equipment	**24**	24
Other assets	**245**	240
Total assets	**6,129**	5,704
Liabilities and Equity Capital		
Deposits	**4,817**	4,509
Other liabilities	**829**	717
Capital notes	**100**	100
Capital resources	**383**	378
Total liabilities and capital resources	**6,129**	5,704

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
(U.S. $ millions)

	2005	2004
Income from financing operations before provision for doubtful debts	**100**	103
Provision for doubtful debts	**3**	4
Income from financing operations after provision for doubtful debts	**97**	99
Operating and other income	**34**	39
Operating and other expenses	**93**	86
Operating profit before taxes	**38**	52
Provision for taxes	**14**	19
Net profit	**24**	33
Dividend paid	**-**	20

Bank Leumi le-Israel (Switzerland)

Chairman of the Board: G. Maor
General Manager: S. Oren

Condensed Consolidated Balance Sheet as at 31 December 2005
(SFr millions)

	2005	2004
Assets		
Cash and deposits with banks	166	157
Loans	552	499
Securities	184	162
Other assets	55	72
Total assets	957	890
Liabilities and Equity Capital		
Deposits from banks	404	376
Deposits and other accounts	346	282
Capital resources and reserves	207	232
Total liabilities and capital resources	957	890

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
(SFr millions)

	2005	2004
Net interest income	13	11
Other operating income	51	52
Expenses	79	49
Operating profit (loss) before taxes	(15)	14
Provision for taxes	(1)	(2)
Net profit (loss)	(16)	12
Proposed dividend	-	8

Bank Leumi (UK) plc

Chairman of the Board: E. Raff
Director and General Manager: B. Lederman

Condensed Consolidated Balance Sheet as at 31 December 2005
(Pounds sterling millions)

	2005	2004
Assets		
Cash and deposits with banks	**164**	180
Loans	**680**	569
Securities	**237**	190
Equipment and buildings	**4**	3
Other assets	**8**	6
Total assets	**1,093**	948
Liabilities and Equity Capital		
Deposits	**908**	774
Deposits from banks	**54**	49
Subordinated capital notes	**5**	5
Other liabilities	**9**	9
Capital resources	**117**	111
Total liabilities and capital resources	**1,093**	948

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
(Pounds sterling millions)

	2005	2004
Net interest income before provision for doubtful debts	**18**	15
Provision for doubtful debts	**(1)**	3
Net interest income after provision for doubtful debts	**19**	12
Operating and other income	**12**	13
Operating and other expenses	**15**	12
Operating profit before taxes	**16**	13
Provision for taxes on operating profit	**5**	4
Net operating profit	**11**	9
Profit from extraordinary items	-	-
Net profit	**11**	9
Proposed dividend	**7**	5

Bank Leumi (Luxembourg) S.A.

Chairman of the Board: **Z. Itskovitch**
General Manager: **Y. Moscovitz**

Condensed Balance Sheet as at 31 December 2005
(Euro millions)

	2005	2004
Assets		
Cash and deposits with banks	**248**	179
Securities	**200**	170
Credit to the public	**29**	56
Other assets	**7**	7
Total assets	**484**	412
Liabilities and Shareholders' Equity		
Deposits of the public	**446**	334
Deposits from banks	**4**	44
Other liabilities	**6**	8
Total liabilities	**456**	386
Shareholders' equity	**28**	26
Total liabilities and shareholders' equity	**484**	412

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
(Euro millions)

	2005	2004
Interest income	**16**	8
Interest expense	**13**	6
Operating and other income	**4**	4
Operating and other expenses	**5**	4
Operating profit before taxes	**2**	2
Provision for taxes	-	-
Net profit	**2**	2

Leumi Mortgage Bank Ltd.

Chairman of the Board: A. Zeldman
General Manager: R. Zabag

Condensed Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	14	152
Securities	28	-
Credit to the public	32,846	31,758
Buildings and equipment	39	42
Other assets	163	183
Total assets	33,090	32,135
Liabilities and Shareholders' Equity		
Deposits of the public	8,853	7,528
Deposits from banks	19,336	20,833
Deposits from the government	418	614
Debentures	124	142
Subordinated notes	2,274	1,225
Other liabilities	344	123
Total liabilities	31,349	30,465
Shareholders' equity	1,741	1,670
Total liabilities and shareholders' equity	33,090	32,135

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income before provision for doubtful debts	370	365
Provision for doubtful debts	106	90
Net interest income after provision for doubtful debts	264	275
Operating and other income	133	136
Operating and other expenses	188	176
Operating profit before taxes	209	235
Provision for taxes on operating profit	83	113
Net profit	126	122
Dividend paid	55	40

The Arab Israel Bank Ltd.

Chairman of the Board: S. Sussman
General Manager: I. Eyal

Condensed Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	1,197	1,079
Securities	289	225
Credit to the public	1,883	1,739
Buildings and equipment	37	34
Other assets	25	31
Total assets	3,431	3,108
Liabilities and Shareholders' Equity		
Deposits of the public	2,732	2,597
Deposits from banks	330	146
Other liabilities	47	56
Total liabilities	3,109	2,799
Shareholders' equity	322	309
Total liabilities and shareholders' equity	3,431	3,108

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income before provision for doubtful debts	179	171
Provision for doubtful debts	14	7
Net interest income after provision for doubtful debts	165	164
Operating and other income	83	80
Operating and other expenses	120	117
Operating profit before taxes	128	127
Provision for taxes on operating profit	55	59
Net after-tax profit from extraordinary items	1	-
Net profit	74	68
Dividend Paid	60	60

Leumi & Co. Investment House Ltd.

Chairman of the Board: E. Raff *
General Manager: A. Zeldman

Condensed Consolidated Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	**32**	21
Securities	**345**	247
Investment in companies included on the equity basis	**24**	23
Fixed assets	**1**	1
Other assets	**12**	17
Total assets	**414**	309
Liabilities and Shareholders' Equity		
Loans from banks	**70**	-
Other liabilities	**12**	15
Total liabilities	**82**	15
Shareholders' equity	**332**	294
Total liabilities and shareholders' equity	**414**	309

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income	**8**	7
Operating and other income	**83**	41
Operating and other expenses	**39**	33
Operating profit before taxes	**52**	15
Provision for taxes on operating profit	**18**	6
Net operating profit after taxes	**34**	9
Company's equity in the net profit (loss) of companies included on the equity basis	**(4)**	4
Net profit	**30**	13

* Until 27 December 2005, Dr. E. Shapira served as Chairman of the Board of Directors.

Psagot Ofek Investment House Ltd.

Chairman of the Board: Prof. M. Heth
General Manager: G. Ravid

Condensed Consolidated Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash	1,094	592
Securities	550	732
Buildings and equipment	25	27
Other assets	389	729
Total assets	2,058	2,080
Liabilities and Shareholders' Equity		
Exchange traded certificates	810	1,232
Notes	817	507
Other liabilities	300	234
Total liabilities	1,927	1,973
Shareholders' equity	131	107
Total liabilities and shareholders' equity	2,058	2,080

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Commissions from customers in connection with securities transactions, net	55	49
Income from management of mutual funds	236	179
Interest income and revaluation of notes	49	6
Income from revaluation of short position in certificates	32	-
Financing income, net	118	123
Interest from debentures and net gain on securities	118	86
Other income	5	4
Total income	613	447
Expenses from revaluation of exchange traded certificates	249	196
Interest expense and revaluation of deposits	41	5
General and administrative expenses	282	229
Total expenses	572	430
Profit before provision for taxes on income	41	17
Taxes on income	15	8
Net profit	26	9

Leumi Leasing and Investments Ltd.

Chairman of the Board: Dr. E. Shapira
General Manager: M. Ziv

Condensed Consolidated Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	**269**	257
Investments	**27**	26
Credit to the public	**670**	686
Other assets	**20**	10
Total assets	**986**	979
Liabilities and Shareholders' Equity		
Deposits from banks	**275**	300
Other liabilities	**10**	10
Total liabilities	**285**	310
Shareholders' equity	**701**	669
Total liabilities and shareholders' equity	**986**	979

Condensed Consolidated Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income	**45**	37
Other income	**2**	1
Operating expenses	**8**	7
Operating profit before taxes	**39**	31
Provision for taxes on operating profit	**8**	8
Net profit	**31**	23

Leumi Finance Company Ltd.

Chairman of the Board: M. Eisenthal
General Manager: M. Ziv

Condensed Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	**6,455**	2,882
Securities	**20**	20
Other assets	**1**	1
Total assets	**6,476**	2,903
Liabilities and Shareholders' Equity		
Debentures and subordinated notes	**6,319**	2,746
Other liabilities	**-**	2
Total liabilities	**6,319**	2,748
Shareholders' equity	**157**	155
Total liabilities and shareholders' equity	**6,476**	2,903

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income	**14**	13
Operating and other expenses	**3**	2
Operating profit before taxes on income	**11**	11
Provision for taxes on income	**3**	4
Net profit	**8**	7

Leumi Industrial Development Ltd.

Chairman of the Board: M. Marom
General Manager: M. Ziv

Condensed Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and bank deposits	**105**	105
Bank deposits earmarked for granting credit to the government	-	2
Total assets	**105**	107
Liabilities and Shareholders' Equity		
Debentures	-	2
Other liabilities	-	1
Total liabilities	-	3
Shareholders' equity	**105**	104
Total liabilities and shareholders' equity	**105**	107

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income	**6**	6
Operating and other income	**1**	1
Operating and other expenses	**2**	2
Operating profit before taxes	**5**	5
Provision for taxes on operating profit	**1**	2
Net profit	**4**	3
Dividend Paid	**3**	7

Leumi Agricultural Development Ltd.

Chairman of the Board: M. Marom
General Manager: M. Ziv

Condensed Balance Sheet as at 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Assets		
Cash and deposits with banks	59	60
Securities	41	41
Total assets	100	101
Liabilities and Shareholders' Equity		
Debentures	-	2
Total liabilities	-	2
Shareholders' equity	100	99
Total liabilities and shareholders' equity	100	101

Condensed Statement of Profit and Loss for the Year Ended 31 December 2005
Reported amounts (NIS millions)

	2005	2004
Net interest income	3	3
Other income	-	-
Operating and other expenses	1	1
Operating profit before taxes on income	2	2
Provision for taxes on income	-	1
Company's equity in the net profit of company included on the equity basis	1	1
Net profit	3	2
Dividend paid	3	3

For further information please contact:

CORPORATE SECRETARY
Adv. Jennifer Janes
Executive Vice President
Group Secretary
Tel: +972 3 514 9419
Fax: +972 3 5149732
E-mail: jennifer@bll.co.il

MEDIA CONTACTS
Mr. Aviram Cohen
Spokesperson
Tel: +972 3 514 9404
Fax: +972 3 5149339
E-mail: aviramc@bll.co.il

INVESTOR RELATIONS
Mr. Cedric Olivestone
Executive Vice President
Head of Financial Institutions Group
Tel: +972 3 514 8639
Fax: +972 3 5149009
E-mail: cedricj@bll.co.il

Mr. Herb Small
Investor Relations Manager
Tel: +972 3 514 8630
Fax: +972 3 5149009
E-mail: hsmall@bll.co.il

Bank Leumi le-Israel B.M
Head Office
34 Yehuda Halevi St.
Tel-Aviv 65546, Israel
www.leumi.co.il


לאומי
leumi

Exhibit 3A

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

18 January 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Report: Conglomerate

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 11 October 2005 and 16 October 2005, and further to the notice of the Bank of Israel that the Bank is required to sell its holdings in two conglomerates (Africa Israel Investments Ltd. and/or Migdal Insurance and Financial Holdings Ltd. and/or The Israel Corporation Ltd.), the Bank notified the Bank of Israel today, 18 January 2006, that it intends to sell its holdings in Africa Israel Investments Ltd. (15.83% of the capital and voting rights – fully diluted:15.17%) and in Migdal Insurance and Financial Holdings Ltd. (19.91% of the capital and voting rights – fully diluted:19.60%)

The Bank is therefore required to sell its holdings in Africa Israel Investments Ltd. by 30 September 2006. The Bank is entitled to sell its holdings in Migdal Insurance and Financial Holdings Ltd. in stages by 31 March 2008 as follows: by 31 March 2007, the holdings of the Bank in Migdal may not exceed 10%, and by 31 March 2008, the Bank is required to sell the balance of its holdings in Migdal (if until such time the Banking (Licensing) Law, 1981 is not amended so that insurance companies are explicitly excepted from the provisions of Section 24 of the Law).

Date and time at which the corporation first became aware of the event or matter:
18 January 2006 at 16:26.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3B

Translation of Immediate Report to Israel Securities Authority

RECEIVED

2007 JUL 23 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Sale of Africa Israel

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 11 October 2005, 16 October 2005 and 18 January 2006, and further to the notice of the Bank of Israel that the Bank is required to sell its holdings in two conglomerates (Africa Israel Investments Ltd. and/or Migdal Insurance and Financial Holdings Ltd. and/or The Israel Corporation Ltd.), and to the Bank's notice that it intends to sell, inter alia, its holdings in Africa Israel Investments Ltd. ("Africa Israel") (some 15.83% of the capital and voting rights – fully diluted:15.17% – the "Bank's Holdings in Africa Israel"), the Bank hereby gives notice of the resolution of the Board of Directors of the Bank of 1 February 2006, whereby the Bank was authorized to enter into a transaction for the sale of the Bank's Holdings in Africa Israel to Mr. Lev Leviev (the controlling shareholder of Africa Israel) or to a company controlled by him, at a price of NIS 150 per share, reflecting a company value of NIS 7,075 million. The total consideration for the transaction to be received by the Bank is NIS 1,120 million.

A final agreement is expected to be executed by the parties in the coming days.

Upon completion of the transaction, the Bank will cease to be an Interested Person of Africa Israel.

The expected net capital gain from the transaction, on the basis of the financial statements as at 30 September 2005, is estimated at some NIS 500 million.

Date and time at which the corporation first became aware of the event or matter:
1 February 2006 at 15:55.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3C

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Supplementary Report to the Report filed on 2 February 2006 (Reference No. 2006-01-000214)
Main points being added/supplemented: Execution of Agreement. Closing of transaction by 31 March 2006.

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Sale of Africa Israel

Further to the Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") of 2 February 2006, the Bank hereby gives notice that on 13 February 2006 an agreement was signed between the Bank and Mr. Lev Leviev (the controlling shareholder of Africa Israel Investments Ltd. ("Africa Israel")) and/or companies wholly owned and controlled by him, for the sale of the Bank's holdings in Africa Israel, for consideration of NIS 1,119,713,889, together with linkage differences and CPI-linked interest at an annual rate of 6%, until the closing of the transaction.

Pursuant to the provisions of the agreement, the closing of the transaction will take place by 31 March 2006, or on such earlier date of which the Bank is notified by the purchaser.

Date and time at which the corporation first became aware of the event or matter:
13 February 2006 at 18:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3D

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

27 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Report: Preliminary Negotiations regarding Acquisition of some 5% of Cellcom

Further to the Immediate Report of Discount Investment Corp. Ltd. (D.I.) of today's date (27 February 2006), Bank Leumi le-Israel B.M. ("Bank Leumi") hereby gives notice that it has commenced preliminary negotiations with D.I. for the acquisition of some 5% of the share capital of Cellcom Israel Ltd. ("Cellcom", the "Parcel of Shares"). The consideration is based on a company value of some US$2.1 billion and is subject to certain adjustments, including the deduction of a dividend that has been declared and/or is to be declared by Cellcom during the period from 30 September 2005 until the closing of the acquisition. Assuming the amount of such dividend is some NIS3.4 billion, the expected consideration in respect of the Parcel of Shares is some US$70 million.

The details of the transaction have yet to be agreed, and agreement is expected to be reached following a due diligence examination to be carried out by Bank Leumi at Cellcom, and subject to same.

In addition, there is no certainty that a binding agreement will be executed between the parties. The transaction has yet to be approved by the authorised bodies of D.I. and/or Bank Leumi.

Date and time at which the corporation first became aware of the event or matter: 26 February 2006.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3E

Text of Immediate Report filed on 6 March 2006 (Reference No. 2006-01-015589)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Report: Sale of 10% of the Shares of Migdal Holdings

Further to the Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") of 18 January 2006, the Bank hereby gives notice that on 5 March 2006 an agreement was signed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank ("Leumi Holdings"), and between Participatie Maatschappij Graafschap Holland N.V. (the "Purchaser"), a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of 104,178,840 ordinary shares of NIS 0.01 par value each of Migdal Insurance and Financial Holdings Ltd. (the "Company"), constituting 10% of the issued and fully paid share capital of the Company, owned by the Bank and Leumi Holdings, for a total consideration of US$ 142,127,660. The expected net capital gain from the transaction, on the basis of the financial statements as at 30 September 2005, is estimated at some NIS 240 million.

Completion of the transaction is subject to the Supervisor of Insurance's approval of the change in the holdings of the parties in the Company.

Pursuant to the agreement, the transaction is to be completed by 15 March 2006.

Following the closing of the transaction and its completion, almost 10% of the issued and fully paid share capital of the Company will remain under the ownership of the Bank.

Exhibit 3F

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 March 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Completion of Sale of 10% of the Shares of Migdal

Further to the Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") of 6 March 2006 (the text of which is attached hereto for convenience purposes), the Bank hereby gives notice that following receipt of the approval of the Supervisor of Insurance, on 15 March 2006 the transaction was completed between the Bank and Leumi Real Holdings Ltd., a wholly owned subsidiary of the Bank, and between Participatie Maatschappij Graafschap Holland N.V., a wholly owned subsidiary of Assicurazioni Generali S.p.A., for the sale of 10% of the issued and fully paid share capital of Migdal Insurance and Financial Holdings Ltd.

Date and time at which the corporation first became aware of the event or matter:
15 March 2006 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3G

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

27 March 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Report: Completion of Sale of Africa Israel

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 2 February 2006 and 14 February 2006, the Bank hereby gives notice that on 27 March 2006 the transaction was completed between the Bank and Mr. Lev Leviev (the controlling shareholder of Africa Israel Investments Ltd. ("Africa Israel")) for the sale of the Bank's entire holdings in Africa Israel, for consideration of NIS 1,119,713,889, together with linkage differentials and CPI-linked interest at an annual rate of 6% in respect of the period from the signing of the sale agreement in the amount of NIS 11,199,045, a total amount of NIS 1,130,912,934.

As reported on 14 February 2006, the net expected capital gain from the transaction on the basis of the financial statements as at 30 September 2006, is estimated by the Bank at some NIS 500 million.

Date and time at which the corporation first became aware of the event or matter:
27 March 2006 at 16:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3H

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

11 April 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Preliminary Negotiations regarding Acquisition of some 5% of Cellcom

Further to the Immediate Report of 27 February 2006 (Report No. 2006-01-009628 (the text of which appears below for convenience purposes)) and the publications appearing in the press today, Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that the Board of Directors of the Bank last night approved in principle the acquisition of some 5% of the share capital of Cellcom Israel Ltd. ("Cellcom") from Discount Investment Corp. Ltd. (D.I.).

As previously reported, the details of the transaction have yet to be agreed, such being subject to the execution of an agreement between the Bank and D.I., and to a due diligence examination to be carried out by Bank Leumi at Cellcom.

Text of Immediate Report of 27 February 2006

Further to the Immediate Report of Discount Investment Corp. Ltd. (D.I.) of today's date (27 February 2006), Bank Leumi le-Israel B.M. ("Bank Leumi") hereby gives notice that it has commenced preliminary negotiations with D.I. for the acquisition of some 5% of the share capital of Cellcom Israel Ltd. ("Cellcom", the "Parcel of Shares"). The consideration is based on a company value of some US$2.1 billion and is subject to certain adjustments, including the deduction of a dividend that has been declared and/or is to be declared by Cellcom during the period from 30 September 2005 until the closing of the acquisition. Assuming the amount of such dividend is some NIS3.4 billion, the expected consideration in respect of the Parcel of Shares is some US$70 million.

The details of the transaction have yet to be agreed, and agreement is expected to be reached following a due diligence examination to be carried out by Bank Leumi at Cellcom, and subject to same.

In addition, there is no certainty that a binding agreement will be executed between the parties. The transaction has yet to be approved by the authorised bodies of D.I. and/or Bank Leumi.

<u>End of Text of Immediate Report of 27 February 2006</u>

Date and time at which the corporation first became aware of the event or matter: 10 April 2006.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3I

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

4 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Immediate Report regarding Hearing Proceedings

Further to the reports of Bank Leumi le-Israel B.M. (the "Bank"), the last of which was made in paragraphs 2.1 and 2.2 on page 185 of the Annual Report for 2005, which was published on 29 March 2006, the Bank hereby reports as follows:

1. The disciplinary tribunal established under the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 (the "Advice Law") decided to adopt the arrangement reached between the State Attorney and the investment counsellors' representatives, and decided to impose disciplinary sanctions by way of warning and reprimand on a number of investment counsellors at the Bank, such being in respect of breach of the provisions of section 16(a) of the Advice Law.

2. In addition, the Bank and its subsidiary companies, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds-Leumi Ltd. and Leumi-Pia Trust Management Co. Ltd., received notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) according to which the Bank and the said subsidiaries have been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law (sections 82, 124(15) in the form prevailing at the relevant time and 124(18)). The date of the hearing has not yet been set.

   Similar notice was given to senior employees of the Bank and the said subsidiaries.

Date and time at which the corporation first became aware of the event or matter:
4 May 2006 at 11:00 am.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3J

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Agreement for Purchase of 5% of the Shares of Cellcom

Further to the Immediate Reports of 27 February 2006 and 11 April 2006 (Reports No. 2006-01-009628 and 2006-01-040908 respectively (the texts of which appear below for convenience purposes)), we hereby give notice that Bank Leumi le-Israel B.M. ("Leumi") entered into an agreement on the evening of 11 May 2006 for the purchase of 5% of the share capital of Cellcom Israel Ltd. ("Cellcom") from Discount Investment Corp. Ltd. ("D.I."), for an overall consideration of some US$ 72 million. The completion of the transaction is subject to regulatory approvals, to the extent that such are required, and the approval of the board of directors of Cellcom. The purchaser of the shares will be Leumi or a subsidiary controlled by it, as will be announced on the date of the completion of the transaction (the "Purchaser")

It is determined in the purchase agreement that, if by the end of a determined period, D.I. sells shares of Cellcom, or Cellcom issues shares and/or convertible securities (subject to certain exceptions) at a share price that is lower than the price paid by the Purchaser pursuant to the purchase agreement (subject to adjustments), adjustments will be made to the price of the present transaction.

The Purchaser has been granted Tag Along rights to join its shares to a transaction for the sale of the shares of Cellcom by D.I. or other shareholders from the I.D.B. Group.

It is determined in the agreement that, subject to legal restrictions and contractual restrictions to which Cellcom will be subject, Cellcom will adopt a dividend policy pursuant to which at least 75% of the net after tax annual profit will be distributed as dividend each year, provided that the dividend distribution does not prejudice the cash needs of Cellcom or plans approved by the board of directors of Cellcom.

The purchase agreement grants D.I., during the two year period commencing from the completion of the transaction or until an initial public offering of Cellcom ("IPO"),

whichever is earlier, a right of first refusal for the purchase of shares of Cellcom sold by the Purchaser, unless the sale is required in order to comply with legal requirements, or shall be required pursuant to the directives of an authorized authority. During the period from the end of two years until the end of three years from the completion of the transaction, or until the date of the IPO, whichever is earlier, D.I. is entitled to object on reasonable grounds to the identity of the purchaser of the shares of Cellcom sold by the Purchaser.

Upon completion of the transaction, the Purchaser will join the registration rights agreement signed on 15 March 2006 between D.I., Cellcom and additional shareholders of Cellcom (the "Registration for Trading Agreement"). The Registration for Trading Agreement grants the shareholders who are parties thereto rights to register their shares for trade, should the shares of Cellcom become traded on a stock exchange in the USA, on the terms determined therein.

Text of Immediate Report of 11 April 2006

Further to the Immediate Report of 27 February 2006 (Report No. 2006-01-009628 (the text of which appears below for convenience purposes)) and the publications appearing in the press today, Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that the Board of Directors of the Bank last night approved in principle the acquisition of some 5% of the share capital of Cellcom Israel Ltd. ("Cellcom") from Discount Investment Corp. Ltd. (D.I.).

As previously reported, the details of the transaction have yet to be agreed, such being subject to the execution of an agreement between the Bank and D.I., and to a due diligence examination to be carried out by Bank Leumi at Cellcom.

End of Text of Immediate Report of 11 April 2006

Text of Immediate Report of 27 February 2006

Further to the Immediate Report of Discount Investment Corp. Ltd. (D.I.) of today's date (27 February 2006), Bank Leumi le-Israel B.M. ("Bank Leumi") hereby gives notice that it has commenced preliminary negotiations with D.I. for the acquisition of some 5% of the share capital of Cellcom Israel Ltd. ("Cellcom", the "Parcel of Shares"). The consideration is based on a company value of some US$2.1 billion and is subject to certain adjustments, including the deduction of a dividend that has been declared and/or is to be declared by Cellcom during the period from 30 September 2005 until the closing of the acquisition. Assuming the amount of such dividend is some NIS3.4 billion, the expected consideration in respect of the Parcel of Shares is some US$70 million.

The details of the transaction have yet to be agreed, and agreement is expected to be reached following a due diligence examination to be carried out by Bank Leumi at Cellcom, and subject to same.

In addition, there is no certainty that a binding agreement will be executed between the parties. The transaction has yet to be approved by the authorised bodies of D.I. and/or Bank Leumi.

End of Text of Immediate Report of 27 February 2006

Date and time at which the corporation first became aware of the event or matter: 11 May 2006 at 21:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3K

<u>**Translation of Immediate Report to Israel Securities Authority**</u>

RECEIVED
2007 JUL 23 P 1:23

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

<u>**Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation**</u>

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Privatization/Application for Extension of Option

Bank Leumi le-Israel B.M. (the "Bank") hereby reports that it was notified yesterday evening by M.I. Holdings Ltd. ("Holdings") as follows:

1. An application of Barnea Investments B.V. ("Barnea") was received today, pursuant to clause 5.2 of the option being the attachment to the sale agreement of 23 November 2005, for the extension by 12 additional months of the exercise period of the option granted to Barnea in the agreement for the purchase of shares in an amount of up to 10.01% of the issued share capital of the Bank, up to 24 May 2007.

2. In the said application, Barnea noted that, *inter alia*, it has filed an application with the Bank of Israel for a control permit relating to the Bank.

3. The said application is still being examined.

Date and time at which the corporation first became aware of the event or matter:
24 May 2006 at 22:18.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3L

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange.
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

26 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Agreement for Sale of Kahal

Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice as follows:

On 26 May 2006, an agreement was signed between the Bank, Israel Discount Bank Ltd., Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), and between Migdal Capital Markets (1965) Ltd. on behalf of a company under its control and Migdal Insurance and Financial Holdings Ltd. on behalf of a company under its control (the "Purchaser"), for the sale of the goodwill, management rights, additional rights and means of control of the banks in Kahal, and for the sale of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management. The total assets of the supplementary training funds sold are some NIS 10.6 billion, for a consideration of NIS 260 million, to be adjusted in accordance with the volume of the supplementary training fund assets being sold as at the date of completion. The Bank's share of the consideration amount is NIS 149.5 million.

It has been agreed that the Bank will enter into an agreement with Kahal and with the Purchaser under which the Bank will provide operating services to the supplementary training funds sold, and also a distribution agreement, under which the Bank will distribute the supplementary training funds in consideration of distribution commission at the maximum rate determined in the Financial Services (Provident Funds) (Distribution Commission) Regulations, 2006.

Completion of the transaction is subject to the fulfillment of certain conditions and receipt of regulatory approvals.

Date and time at which the corporation first became aware of the event or matter: 26 May 2006.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3M

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Purchase of 5% of the Shares of Cellcom

Further to the Immediate Report of 14 May 2006, on 29 May 2006 in the afternoon, Bank Leumi le-Israel B.M. completed, through Leumi & Co. Investment House Ltd., its wholly owned subsidiary, the purchase of 5% of the shares of Cellcom Israel Ltd. from Discount Investment Corp. Ltd. The transaction was carried out pursuant to the purchase agreement of 11 May 2006, under conditions determined in the purchase agreement, a summary of which was detailed in the Immediate Report of 14 May 2006. The consideration paid for the shares was some US$ 72.5 million.

Date and time at which the corporation first became aware of the event or matter:
29 May 2006 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3N

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 June 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") of 28 November 2005 and 8 December 2005, in which the Bank gave notice that it had entered into a binding term sheet relating to the transaction mentioned below, the Bank hereby gives notice that on 23 June 2006, a detailed agreement was signed between Psagot Ofek Investment House Ltd. (the "Investment House"), Psagot Managers of Mutual Funds - Leumi Ltd., Psagot Ofek Provident and Severance Pay Funds Ltd. (together the "Vendors") and the Bank, and between York Global Finance I Pte. Ltd. (the "Purchaser") (the "Agreement"). The Agreement is based on the binding term sheet and reflects the agreements reached thereto, pursuant to which the Purchaser (either itself or through corporations on its behalf) will purchase from the Vendors, at the date of closing of the transaction contemplated in the Agreement (the "Transaction"), goodwill, activities, assets and liabilities of the Vendors. The Agreement also determines that the Purchaser will acquire from the Investment House (either itself or through corporations on its behalf), at the date of closing of the Transaction, all of the issued and fully-paid share capital of Psagot Ofek Financial Products Ltd. and Ofek Leumi Financial Instruments Ltd. (instead of acquiring their activities as was agreed in the binding term sheet). As reported in the aforementioned previous reports, and as agreed in the binding term sheet, the Purchaser will pay the Vendors, at the date of closing of the Transaction, aggregate consideration of NIS 1.35 billion (the "Consideration"). The Agreement includes a mechanism for adjustment of the Consideration, based on the scope of the assets to be managed by the Vendors close to the date of closing of the Transaction, and based on the financial statements of the Vendors at the date of closing of the Transaction. The Agreement also contains various detailed conditions relating to the Transaction and its execution, as well the relations between the Bank, the Vendors and the Purchaser following the closing of the Transaction.

In addition, the Bank waived the option granted to it according to the binding term sheet, to purchase half of the means of control of the corporation that will manage the portfolio management activities on behalf of the Purchaser.

As previously reported by the Bank, the closing of the Transaction is subject to conditions precedent, and to the receipt of regulatory approvals, including certain approvals of the Israeli Securities Authority. The Purchaser is discussing this matter with the Authority, and has notified the Bank that the Authority's position, according to which it is considering including a condition in the license of the purchasing companies to the effect that two Psagot Group executives who have been questioned by the Authority may not be appointed as executives of the purchasing companies – is not reasonable in its opinion. The Purchaser has further informed the Bank that it does not consider itself obligated to close the Transaction, if the Authority's said position remains in effect. However, the Purchaser is making efforts to find a solution in this matter, and has also asked for the Bank's assistance in this regard.

Date and time at which the corporation first became aware of the event or matter: 23 June 2006 at 12 noon.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3O

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda HaLevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

29 June 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") regarding the sale of the Psagot-Ofek Group

Further to articles in the press and at the request of the Israel Securities Authority, and further to the Immediate Report dated 25 June 2006 [set out below] the Bank hereby clarifies that in the light of the position of York Global Finance I Pte. Ltd ("York") that if the position of the Israel Securities Authority, as notified to York and as detailed in the said Immediate Report, remains in effect, York does not consider itself obligated to close the above transaction, contacts are taking place between the Bank and various offerors, for the sale of the Psagot-Ofek Group to a third party.

These contacts have not yet reached the stage of any binding agreement whatsoever.

Discussions are continuing in parallel between the Bank and York with a view to completing the transaction.

Date and time at which the corporation first became aware of the event or matter: 29 June 2006 at 10:00 am.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") of 28 November 2005 and 8 December 2005, in which the Bank gave notice that it had entered into a binding term sheet relating to the transaction mentioned below, the Bank hereby gives notice that on 23 June 2006, a detailed agreement was signed between Psagot Ofek Investment House Ltd. (the "Investment House"), Psagot Managers of Mutual Funds - Leumi Ltd., Psagot Ofek Provident and Severance Pay Funds Ltd. (together the "Vendors") and the Bank, and between York Global Finance I Pte. Ltd. (the "Purchaser") (the "Agreement"). The Agreement is based on the binding term sheet and reflects the agreements reached thereto, pursuant to which the Purchaser (either itself or through corporations on its behalf) will purchase from the Vendors, at the date of closing of the transaction contemplated in the Agreement (the "Transaction"), goodwill, activities, assets and liabilities of the Vendors. The Agreement also determines that the Purchaser will acquire from the Investment House (either itself or through corporations on its behalf), at the date of closing of the Transaction, all of the issued and fully-paid share capital of Psagot Ofek Financial Products Ltd. and Ofek Leumi Financial Instruments Ltd. (instead of acquiring their activities as was agreed in the binding term sheet). As reported in the aforementioned previous reports, and as agreed in the binding term sheet, the Purchaser will pay the Vendors, at the date of closing of the Transaction, aggregate consideration of NIS 1.35 billion (the "Consideration"). The Agreement includes a mechanism for adjustment of the Consideration, based on the scope of the assets to be managed by the Vendors close to the date of closing of the Transaction, and based on the financial statements of the Vendors at the date of closing of the Transaction. The Agreement also contains various detailed conditions relating to the Transaction and its execution, as well the relations between the Bank, the Vendors and the Purchaser following the closing of the Transaction.

In addition, the Bank waived the option granted to it according to the binding term sheet, to purchase half of the means of control of the corporation that will manage the portfolio management activities on behalf of the Purchaser.

As previously reported by the Bank, the closing of the Transaction is subject to conditions precedent, and to the receipt of regulatory approvals, including certain approvals of the Israeli Securities Authority. The Purchaser is discussing this matter with the Authority, and has notified the Bank that the Authority's position, according to which it is considering including a condition in the license of the purchasing companies to the effect that two Psagot Group executives who have been questioned by the Authority may not be appointed as executives of the purchasing companies – is not reasonable in its opinion. The Purchaser has further informed the Bank that it does not consider itself obligated to close the Transaction, if the Authority's said position remains in effect. However, the Purchaser is making efforts to find a solution in this matter, and has also asked for the Bank's assistance in this regard.

Date and time at which the corporation first became aware of the event or matter: 23 June 2006 at 12 noon.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3P

BANK LEUMI LE-ISRAEL B.M.

(GUARANTOR – GUARANTEED EURO MEDIUM TERM NOTE PROGRAMME OF LEUMI INTERNATIONAL INVESTMENTS N.V.)

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of Event: Extension of date for sale of Psagot-Ofek

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") of 28 November 2005, 8 December 2005,and 25 and 29 June 2006, the Bank hereby gives an Immediate Report that the Bank, Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds - Leumi Ltd., Psagot Ofek Provident and Severance Pay Funds Ltd., and York Global Finance I Pte. Ltd. ("York") today, 2 July 2006, completed the signature of an agreement, under which the period for complying with all the conditions precedent to the closing of the purchase by York of the assets, activities and goodwill of the Psagot-Ofek Group companies, will be extended until 28 September 2006.

In consequence of this extension, it has been agreed that amounts accumulated with the Psagot-Ofek Group in the sum of NIS 20 million will be transferred to York with the activities and assets purchased, at the time of the closing of the transaction.

In addition, York will deposit a down-payment on account of the consideration in the sum of NIS 200 million.

Date and time at which the corporation first became aware of the event or matter: 2 July 2006 at 13:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3Q

BANK LEUMI LE-ISRAEL B.M.

(GUARANTOR – GUARANTEED EURO MEDIUM TERM NOTE PROGRAMME OF LEUMI INTERNATIONAL INVESTMENTS N.V.)

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Privatization/Extension of Option

Bank Leumi le-Israel B.M. (the "Bank") hereby reports that, in connection with the option to purchase 10% of the capital of the Bank granted by the State of Israel to Barnea Investments B.V. ("Barnea") it was notified today, 6 July 2006, by the attorneys of Barnea as follows:

"Re: Extension of Option to Purchase Shares of the Bank

On behalf of our client, Barnea Investments B.V. ("Barnea") and further to the notice given you regarding Barnea's becoming an interested person in the Bank, we hereby notify you that we have received confirmation from the State of Israel that the last date for exercising the option will be postponed to 24 May 2007."

Date and time at which the corporation first became aware of the event or matter: 6 July 2006 at 15:55.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,

Electronic Mail: jennifer@bll.co.il

Exhibit 3R

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

August 6, 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of Event: Closing of Purchase of Eurom Bank S.A. in Romania.

Further to the Immediate Reports filed by Bank Leumi le-Israel B.M. (the "Bank") on September 13 2005 and October 31 2005, the Bank hereby gives notice that on August 4 2006, the transaction between the Bank and Kolal B.V. ("Kolal ") for the purchase by the Bank from Kolal of over 99% of the issued and paid-up share capital of Eurom Bank S.A. was completed.

The consideration was some US$ 34 million, after set-offs between the parties.

Date and time at which the corporation first became aware of the event or matter: 4 August 2006, at 10.00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3S

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

11 September 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 33(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Further to the Immediate Reports of 28 November 2005, 8 December 2005, 25 June 2006 and 2 July 2006, Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that today, 11 September 2006, York Capital ("York") and the Bank's wholly-owned subsidiary, Psagot Ofek Investment House Ltd. ("Psagot-Ofek") completed the transaction for the sale of the activities of Psagot-Ofek to York. In consideration for the activities of Psagot-Ofek, York paid the sum of NIS 1,284 million. (The consideration reflects a reduction of the price in the amount of some NIS 66 million in respect of the decline in volume of mutual fund assets).

York purchased the goodwill, activities, assets and liabilities of Psagot-Ofek and of its subsidiaries Psagot Managers of Mutual Funds - Leumi Ltd. and Psagot Ofek Provident and Severance Pay Funds Ltd. York also purchased all the issued and paid-up share capital of Psagot Ofek Financial Products Ltd. and Ofek Leumi Financial Instruments Ltd., additional subsidiaries of Psagot-Ofek.

The estimated net profit after tax from the sale is some NIS 680 million.

Date and time at which the corporation first became aware of the event or matter:
11 September 2006 at 15:35.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3T

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 September 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Leumi-Pia, Provident Funds - Sale

Further to the reports of Bank Leumi le-Israel B.M. (the "Bank") of 15 September 2005, 27 November 2005 and 7 December 2005, the Bank hereby gives notice that it has this afternoon signed the following agreements:

1. An agreement with Harel Fund Management Ltd. for the sale of the goodwill, activities, assets and liabilities of Leumi-Pia Trust Management Co. Ltd. ("Leumi-Pia") for a consideration of some NIS 579 million. The agreement determines adjustment mechanisms regarding linkage differentials and interest and regarding the profits of Leumi-Pia up to the completion date.

   Assuming the transaction is completed, the estimated net profit of the Bank, following adjustments and tax provisions, will be some NIS 355 million.

2. A detailed agreement with Harel Insurance Company Ltd. and Harel Provident Funds Ltd. (together: "Harel") for the sale of the goodwill, activities, assets and liabilities in relation to certain of the provident funds managed by Leumi Gemel Ltd. ("Leumi Gemel"), and in relation to which immediate reports were filed by the Bank on 27 November 2005 and 7 December 2005, for a consideration that was reduced to NIS 575 million, following adjustment pursuant to understandings between the parties.

   Assuming the transaction is completed, the estimated net profit of the Bank, following adjustments and tax provisions, will be some NIS 350 million.

   It should also be noted that together with the signing of the agreement as detailed, distribution and operating agreements were signed between the Bank and Harel.

3. The above agreements are subject to the approval of the boards of directors of Leumi Pia and Leumi Gemel, as the case may be, and regulatory approvals as required by law.

Date and time at which the corporation first became aware of the event or matter: 20 September 2006 at 13:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3U

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange.
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

19 October 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of Event: Voluntary Retirement Program

At the request of The Tel Aviv Stock Exchange, following articles published in the press in respect of a voluntary retirement program of Bank Leumi le-Israel B.M. (the "Bank"), the Bank confirms as follows:

The Board of Directors of the Bank, on 15 October 2006, approved an additional voluntary retirement program, following previous programs under which employees retire from the Bank on agreed terms.

The present program was offered to some 1,600 employees. On the assumption that 10% of the employees accept, the cost to the Bank, which will be recorded as a salary expense in the Financial Statements as at 30 September 2006, will be some NIS 160 million, gross. The net effect on the profit and loss account will be some NIS 94 million.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3V

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

24 October 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Due Diligence Examination at the Bank

Further to the Procedure for the Sale of Holdings of the State of Israel in Bank Leumi le-Israel B.M. (the "Bank"), the Bank gives notice that it received yesterday evening a copy of the letter sent to M.I. Holdings by the Deputy Supervisor of Banks, according to which:

" 1 Further to our referenced letter [letter in respect of due diligence arrangements, in which it was determined, *inter alia*, that the information provided to those engaged in the examination would not be provided to the potential purchasers], although we have not yet received all the information we requested, and in order to move forward with the process of the sale of Bank Leumi (the "Bank"), we are willing to permit Barnea Investments B.V. ("Barnea") to begin due diligence examinations at the Bank, in parallel with the completion of the missing information.

2. For the avoidance of doubt, we would emphasize once more that the due diligence examination is to be carried out in accordance with the contents of our referenced letter. The entry of the examiners on behalf of Barnea, who must be approved as detailed in clause 3.5 of our referenced letter, will be permitted once the Bank is ready, and no later than 30 days from the date of this letter.

3. Examiners who comply with one or more of the criteria detailed below will not be permitted to participate in the examination process:

   3.1 Any person applying for control of the Bank or to hold means of control in the Bank (the "Applicant");

   3.2 Any person engaged in joint business activities with the Applicant, or an employee thereof;

3.3 Any person representing the Applicant in the process *vis-à-vis* M.I. Holdings or the Bank of Israel. With regard to the attorneys or auditors representing the Applicant, the authorization is conditional on the employees engaged in examining the Bank not representing the Applicant.

4. We would clarify that the above does not constitute any expression of our views as to the qualification of Barnea and its controllers, for controlling and holding means of control in the Bank."

Date and time at which the corporation first became aware of the event or matter: 23 October 2006 at 16:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3W

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

30 October 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Further to the report of Bank Leumi le-Israel B.M. (the "Bank") of 27 November 2005, the Bank hereby gives notice that it signed the documents referred to below in the early hours of this morning:

1) A supplement to the binding agreement of principles with Prizma Investment House Ltd or a company controlled by it for the sale of the goodwill, activities, assets and liabilities of certain provident funds managed by Leumi Gemel Ltd ("Leumi Gemel"), an Immediate Report in respect of which was filed on 25 December 2005. The consideration was reduced to some NIS 418 million, after adjustment pursuant to understandings between the parties.

   Assuming that the transaction will be completed, the estimated net profit of the Bank, following adjustments and tax provisions, will be some NIS 250 million.

   It should also be noted that together with the signature of the supplement to the binding agreement of principles, the Bank and Prizma Provident Funds Ltd signed distribution and operating agreements, which will enter into effect on the closing of the transaction.

2) The above agreements are subject to the approval of the boards of directors of Prizma Provident Funds and Leumi Gemel, and receipt of regulatory approvals as required by law.

Date and time at which the corporation first became aware of the event or matter: 30 October 2006 at 02:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3X

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 November 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Completion of Sale of Leumi-Pia

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 15 September 2005 and 20 September 2006, the Bank hereby gives notice that today, 16 November 2006, the sale of the goodwill, activities, assets and liabilities (the "Activities") of Leumi-Pia Trust Management Co. Ltd. ("Pia") was completed, to Harel Fund Management Ltd. ("Harel"). In consideration of the Activities of Pia, Harel paid some NIS 565 million (following adjustments). The estimated net after tax profit from the transaction is some NIS 336 million.

Date and time at which the corporation first became aware of the event or matter: 16 November 2006 at 16:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3Y

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 December 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Completion of Sale of Provident Funds to Harel

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 27 November 2005, 7 December 2005 and 20 September 2006, the Bank hereby gives notice that last night, 27 December 2006, the sale of the goodwill, activities, assets and liabilities related to the Otzma, Taoz, Rimon and Motorola Provident Funds, and to the Central Severance Pay Fund (the "Activities") managed by Leumi Gemel Ltd. to Harel Insurance Company Ltd. ("Harel") was completed.

In consideration of the Activities sold, Harel paid some NIS 575 million. The estimated net profit after tax from the transaction is some NIS 350 million.

Date and time at which the corporation first became aware of the event or matter:
27 December 2006 at 19:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3Z

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 January 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities Regulations (Periodic and Immediate Reports), 1970

Nature of the Event: Amendment to the employment contract of the C.E.O., Mrs. Galia Maor

Bank Leumi le-Israel B.M. (the "Bank") hereby announces as follows:

On 7 January 2007, the Board of Directors of the Bank approved an amendment to the employment contract of Mrs. Galia Maor, the President and Chief Executive Officer of the Bank (the "CEO"). Under the terms of the amendment, the Bank has undertaken to employ the CEO for a period of three years from 12 February 2007 (the "period of the commitment") in order to ensure management stability for a period of at least three years.

In the event of the dismissal of the CEO during the period of commitment (including in the event of resignation which is deemed to be dismissal and including resignation in the event of a change in the control of the Bank), the Bank will pay to the CEO compensation in the amount of all salaries and related benefits until the end of the period of the commitment.

As a result of the above, in the event of dismissal of the CEO during the period of the commitment (including in the event of resignation which is deemed to be dismissal, and including resignation in the event of a change in the control of the Bank), the Bank will incur an additional expense in respect of the period from the date of the dismissal until the end of the period of the commitment. The maximum additional expense to the Bank, were the CEO dismissed immediately on 12 February 2007, would be NIS 4,646 thousand (the "maximum expense amount"). The maximum expense amount was calculated, as mentioned above, for the whole period of three years and decreases to zero as the period during which the CEO continues to work at the Bank elapses, so that at the end of three years i.e. on 12 February 1010, the Bank

would not have any additional expense amount. The maximum expense amount is before tax and includes salary tax.

It should also be noted that the Board of Directors announced that it does not intend to dismiss the CEO and therefore no provision is required in respect of the amendment to the contract.

Date and time at which the corporation first became aware of the event or matter:
7 January 2007 at 14:15

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3AA

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 January 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Signature of Term Sheet for the purchase of 20% of TBC Bank

1. Bank Leumi le- Israel B.M. (the "Bank") hereby gives notice that on 24 January 2007, a Term Sheet was signed between the Bank and TBC Bank, of Georgia, ("TBC") and the controlling shareholders in TBC, under which the Bank may purchase shares representing 20% of the share capital of TBC when fully diluted (except for dilution in respect of management options). In respect of the shares to be allotted, the Bank is expected to inject capital into TCB in the amount of some US$ 40 million.

2. The agreement between the parties is subject to the signature of a detailed agreement between the parties and to the signature of a shareholders' agreement between the shareholders of TBC under which the regular rights for the protection of minority shareholders will be granted to the Bank.

3. Completion of the transaction is subject to pre-conditions, including the approval of the Board of Directors of the Bank, completion of due diligence examinations and the receipt of regulatory approvals in Georgia and Israel.

Date and time at which the corporation first became aware of the event or matter:
24 January 2007 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3BB

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

31 January 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Completion of Sale of Provident Funds to Prisma

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 27 November 2005 and 30 October 2006, the Bank hereby gives notice that on 31 January 2007, the sale of the goodwill, activities, assets and liabilities related to the following provident funds: Yaad, Rakia, Sion, Tzur, Sagi, Keshet, Signon (Paths), a Central Severance Pay Fund, the Fund for the Payment of Sick Pay and Nidbahim (the "Activities") managed by Leumi Gemel Ltd. to Prisma Provident Funds Ltd. ("Prisma") was completed.

In consideration of the Activities sold, Prisma paid some NIS 418 million. The estimated net profit after tax from the transaction is some NIS 257 million.

Date and time at which the corporation first became aware of the event or matter:
31 January 2007 at 13:20.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3CC

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M., has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the said report is available to the public through the internet site of the FDIC:
http://www2.fdic.gov/call_tfr_rpts/search.asp
(Certificate Number 19842)

It should be noted that the said Call Report has yet to be approved by the authorized organs of Bank Leumi USA and certain changes may be made thereto. Filing of the said Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
1 March 2007 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3DD

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Results of Bank Leumi UK – 2006

Bank Leumi (UK) plc ("BLUK"), a subsidiary of Bank Leumi le-Israel B.M. has today, 7 March 2007, published a press release relating to its 2006 results. A copy appears below.

Date and time at which the corporation first became aware of the event or matter:
7 March 2007 at 14:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

PRESS RELEASE

BANK LEUMI (UK) PLC

BANK LEUMI (UK) ANNOUNCES RECORD RESULTS IN 2006

London,
7th March 2007

Bank Leumi (UK) today announced record results for 2006.

Profit on ordinary activities before tax reached £18.4 million compared to £15.3 million for 2005, an increase of 20%. After tax, profits were £12.6 million compared to £10.8 million in 2005, an increase of 16.6%. This represents a post-tax return on capital of 11.5% (2005 10.1%)

In a year of continued growth for the Bank, **total assets rose by 17% to £1.2 billion**, lending to customers rose to £788 million compared to £680 million in the previous year (+16%), and customer deposits increased to £1 billion compared to £908 million for 2005 (+15%).*

Highlights of the year include:

- The successful establishment of an Invoice Discounting and Factoring subsidiary, Leumi ABL Ltd, to broaden the scope of the Bank's commercial lending activity.

- Further integration and development of the Jersey-based offshore bank and trust company businesses acquired in 2005

- Restructuring and refocusing of the Bank's Private Banking and Wealth Management division.

- Significant growth in the area of Commodities Financing following the recruitment of a team specialising in this area.

- Continued strong returns from property finance activities, including the development of a niche mortgage product aimed at US expatriates working in the UK.

- Increasing business with Israeli corporates investing in the UK and Europe, particularly those coming to market via AIM.

Commenting on the 2006 results Baruch Lederman, Managing Director & CEO said:

"These are very pleasing results and we are now beginning to see the benefits of our investment in growth laid down in previous years. We remain ambitious and continue to seek new areas of business, whilst supporting and growing our areas of traditional strength. In seeking this growth, we will never forget that the cornerstone of our business will always be 'putting the customer first'. I am grateful to all of my staff for their contribution to these excellent results"

(* In line with generally accepted accounting principles, the balance sheet and profit and loss account are presented in accordance with recent standards issued by the Accounting Standards Board as part of its convergence with IFRS. Therefore in the current period the bank has adopted FRS23, the applicable aspects of FRS25 and FRS26. Advantage has been taken of the exemption in FRS25 and 26 not to restate comparative information and care should therefore be taken when interpreting comparisons between 2005 and 2006)

Exhibit 3EE

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

8 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Immediate Report regarding Intention to File Indictments

Further to the reports of Bank Leumi le-Israel B.M. (the "Bank"), the last of which was filed on 4 May 2006, the Bank hereby reports as follows:

The Tel Aviv District of the State Attorney's Office (Taxation and Economics) gave notice of its intention to file indictments in respect of a breach of section 82 of the Joint Investment Trust Law, 1994, against the Bank, a number of employees of the Bank, subsidiaries of the Bank (previously: Psagot Ofek Investment House Ltd., Psagot Managers of Mutual Funds-Leumi Ltd. and Leumi-Pia Trust Management Co. Ltd.) and a number of employees of the said companies at the time of the offence attributed to them.

Date and time at which the corporation first became aware of the event or matter:
8 March 2007 at 15:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3FF

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

12 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Negotiations with Migdal re Leumi Card

Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that negotiations are taking place between the Bank and Migdal Insurance and Financial Holdings Ltd. and/or a company under its control ("Migdal") regarding a transaction under which 10% of the issued and paid-up capital of Leumi Card Ltd. (a wholly-owned subsidiary of the Bank – the "Company") would be allotted to Migdal.

The price will reflect a company value of some NIS 1.5 billion, following allotment.

In addition, Migdal will be granted an option for the allotment of a further 10% of the Company, at a price to be agreed in advance.

The transaction is conditional upon the completion of the negotiations, the signature of an agreement between the parties, the approval of the authorized entities in the Leumi Group and Migdal and such regulatory approvals as may be required.

Date and time at which the corporation first became aware of the event or matter:
11 March 2007 at 10:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3GG

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Results of Leumi Card for 2006

Leumi Card Ltd., a subsidiary of Bank Leumi le-Israel B.M. is today, 14 March 2007, publishing a press release relating to its 2006 results. A copy appears below.

Date and time at which the corporation first became aware of the event or matter: 13 March 2007 at 17:15.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

March 2007

LEUMI CARD: INCREASE OF 58% IN PROFITS IN 2006

Posted a net profit of NIS 82 million, and a 20% increase in income

Leumi Card, credit card and clearing solutions company, reported today that it closed 2006 with a net profit of NIS 82 million, an increase of 58% in profits. The increase in profit continues the company's sharp growth trend, alongside continued growth in its share of the Israeli credit card market.

Company income for 2006 reached NIS 585 million, compared with NIS 488 million in 2005 – an increase of 20%.

The consolidated balance sheet grew by 25%, reaching some NIS 5.1 billion, as of December 31, 2006.

According to **Leumi Card CEO Arye Heilweil,** the increase in income stems mainly from an increase in issuing, clearing and credit activity. This activity is expressed in an increase of some 13% in issuing turnover, and some 14% in clearing turnover.

Heilweil notes that at the end of 2006, the number of active cards held by customers reached 1.35 million – an increase of 14% compared with 2005. A segmentation analysis of the cards indicates that some 170,000 cards are MasterCard. Some 172,000 cards are not associated with any bank, of which 107,000 are rolling credit type cards under the "Multi" logo.

In 2006, Leumi Card issued more than one million prepaid Giftcards of various kinds, which were charged with NIS 400 million.

The credit balance for card holders and businesses reached NIS 515 million in 2006, an increase of some 80% compared with 2005. In addition, Leumi Card

performed various kinds of discounting activities in the amount of some NIS 430 million.

Interest income increased by 110% in 2006, reaching NIS 61 million, and the profit from financing activity reached NIS 36 million.

Total expenses in 2006 reached NIS 471 million, an increase of 14% compared with 2005. In 2006, expenses comprised 80% of income, compared with 84% of income in 2005.

Yona Fogel, Chairman of the Board of Directors of Leumi Card, noted that the company's results point to a constant growth trend over the years, arising from the advantages of the distribution network of Bank Leumi on the one hand, and the ability of the company to compete in the non-banking market and to increase its market share on the other. Leumi Card has created competitive advantages over the years in the quality of service provided to customers, as well as in development of new products and the ability to create networks for cooperation with additional entities.

Growth sources in 2006 – expansion of the customer base, diversifying sources of income, and improving service

According to Heilweil the prominent growth sources in 2006 were expansion of the customer base, diversification of the sources of income, and a continuing improvement in service. "In 2006, Leumi Card launched a new subsidiary called Leumi Check, as well as investing resources in creating joint business ventures with various companies including: Club 365, Supersol, and the Altshuler Shaham investment house. These are also expected to be the basis for continued fast growth in 2007. That said, Leumi Card's most prominent achievement is the Bank of Israel report noting that Leumi Card closed 2006 with **no justified complaints**, emphasizing the importance Leumi Card attaches to service, while investing in the quality, efficiency, and availability of service."

In 2007, Leumi Card plans to continue increasing its non-banking customer base to 20% or more. Leumi Card will expand and intensify competition for customers of all banks, while approaching a variety of target populations, and providing credit solutions and card types to suit their needs.

The company has recently launched Israel's first credit card with no commissions and or benefits, called Leumi Card Free, earmarked for customers who wish to save on the commissions and/or do not take advantage of the fringe benefits that come with credit cards.

In the coming months, Leumi Card will launch the Cash Card – a prepaid international credit card intended for various groups of people who do not hold any kind of credit card, or who wish to have complete control over their expenses. MasterCard's World Signia card will also be launched in the near future – a credit card that targets the uppermost echelon.

According to Heilweil, in 2007 Leumi Card will continue focusing on the strategy that provides smart and efficient payment solutions to businesses and private customers. It will continue offering businesses a package of unique and exclusive services and payment solutions such as clearing (including MasterCard), payment guarantee services and check discounting (through its subsidiary Leumi Check), purchase cards and business cards, advanced B2B payment solutions, Giftcards for businesses and retail chains, loans, advanced discounting, and more.

The company is also working on developing intelligent and efficient solutions for private customers for increased control and monitoring of monthly expenses through user-friendly tools for smart consumerism such as, SMS services, online monthly bill service for receipt of transaction details through the internet, and more.

Exhibit 3HH

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of Event: Filing of Indictment

Further to the reports of Bank Leumi le-Israel B.M. (the "Bank"), the last of which was filed on 8 March 2007, the Bank hereby reports as follows:

An indictment was filed today, 14 March 2007, against the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), subsidiaries of the Bank, and against a number of employees of the Bank and of the said companies at the time of the offence attributed to them, in respect of a breach of section 82 of the Joint Investment Trust Law, 1984 in its form at the time of the alleged offence, together with section 29(b) of the Penal Law, 1977.

Date and time at which the corporation first became aware of the event or matter:
14 March 2007 at 10:10

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3II

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

26 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Postponement by one day of publication of Financial Statements

Bank Leumi le-Israel B.M. ("Leumi") announces that since the financial statements of The Israel Corporation, a company in which Leumi holds 18.1% and whose financial results are included in those of Leumi on the equity basis, are to be published on 28 March 2007, Leumi has decided, after reexamining the matter with its advisers, to defer the publication of its financial statements for 2006 by one day, from 27 March to 28 March 2007, that is, until after the approval by the Board of Directors of The Israel Corporation of its financial statements.

Date and time at which the corporation first became aware of the event or matter:
26 March 2007 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3JJ

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 March 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Compensation of Senior Officers

Bank Leumi le-Israel B.M. (the "Bank") hereby announces:

On 27 March 2007, the Board of Directors of the Bank, following the approval of the Audit Committee, approved compensation in respect of 2006 for Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting), Mrs. Galia Maor, President and Chief Executive Officer, and all members of the Management of the Bank and the Internal Auditor (including two members of Management who retired from the Bank in 2006) (the "Bonuses for the Chairman of the Board of Directors and the Management").

Pursuant to the Directives of the Israel Securities Authority regarding disclosure relating to approval of compensation of senior officers, the Bank details as follows:

1. Payment of the Bonuses for the Chairman of the Board of Directors and the Management was discussed by the Administration Committee of the Board of Directors on 12 March 2007 and by the Audit Committee of the Board of Directors on 13 March 2007, and approved by the Audit Committee on 27 March 2007. In addition, following discussions held by the Board of Directors of the Bank on 13 March 2007 and 18 March 2007, the matter was approved by the Board of Directors on 27 March 2007. Payment of the bonus to the Chairman of the Board of Directors is subject to the approval of the General Meeting of the Bank.

2. The following were presented to the said authorized organs of the Bank: the financial results of the Bank for 2006 and previous years, the financial data and the bonuses paid to the Chairman of the Board of Directors, the President and Chief Executive Officer, the Management of the Bank and its employees in previous years, as well as data, to the extent that it was published to the public,

regarding bonuses, salary and benefits granted to the chairmen of the boards of directors, the chief executive officers and the members of the management of other banks.

3. It should be noted that the aggregate net profit of the Bank for 2006 is some NIS 3.5 billion: comprised of some NIS 1.5 billion in operating profit and the balance from extraordinary items. The aggregate net profit of the Bank for 2005 was some NIS 2.14 billion: comprised of some NIS 2.06 billion in operating profit and the balance from extraordinary items.

4. The proceeds from the sale of provident funds, mutual funds and non-banking companies amounted to some NIS 4.7 billion, with the net profit from these sales being some NIS 2.3 billion (part of this amount will be recorded in 2007). These proceeds comprise the principal part of the net profit of the Bank for 2006, and led to the largest profit in the Bank's history.

5. In June 2006, the Board of Directors approved criteria for the annual bonus of the Chairman of the Board of Directors (following approval of the Audit Committee and subject to approval by the General Meeting), of the President and Chief Executive Officer and of members of Management in respect of 2006, at a level that varies according to the net return of the operating profit on shareholders' equity, and according to the Bank's net profit from extraordinary items; the President and Chief Executive Officer was granted the authority to increase the bonuses to members of Management who achieved outstanding results, based on her discretion and within an approved framework (the "Criteria for Bonuses"). The authorized organs mentioned in paragraph 1 above resolved to amend the Criteria for Bonuses in respect of 2006 with regard to the net profit from extraordinary items, and to add amounts to the bonuses in light of the extraordinary and special activity involved in the sale of the provident funds and mutual funds (completion of the sale of Leumi-Pia, completion of the sale of the Psagot-Ofek Group and completion of the sales of the provident funds to Harel Insurance and to Prisma Provident Funds, as well as the expected completion of the sale of Kahal to Migdal).

Amounts of the Bonuses Approved in respect of 2006:

6. Chairman of the Board of Directors

Following consideration and discussions by the Audit Committee and Board of Directors regarding the annual bonus of the Chairman of the Board of Directors, after consideration, *inter alia*, of the background material presented to them, and following presentation to them of the recommendation of the Shares Committee of the Bank, the Audit Committee and thereafter Board of Directors resolved to approve an annual bonus for the Chairman of the Board of Directors in the amount of NIS 2,457 thousand.

7. President and Chief Executive Officer

Following consideration and discussions by the Audit Committee and Board of Directors regarding the annual bonus of the President and Chief Executive

Officer, after consideration, *inter alia*, of the background material presented to them, the Audit Committee and thereafter Board of Directors resolved to approve an annual bonus for the President and Chief Executive Officer in the amount of NIS 3,460 thousand.

8. Members of the Management of the Bank

Following consideration and discussions by the Audit Committee and Board of Directors regarding the annual bonus of the members of the Management, after consideration, *inter alia*, of the background material presented to them, the Audit Committee and thereafter Board of Directors resolved to approve an annual bonus for 13 senior officers of the Bank: 12 members of the Management (including two members of the Management who retired from the Bank in 2006) and the Internal Auditor, in the amount of some NIS 15,856 thousand.

9. The Rationale for Granting the Bonuses

The granting of bonuses to the Chairman of the Board of Directors, the President and Chief Executive Officer and the members of the Management of the Bank in respect of 2006 and the levels thereof were determined in light of the special activities of the Chairman of the Board of Directors, the President and Chief Executive Officer and the members of the Management in relation to the successful sale process of the provident funds, mutual funds and non-banking companies in 2006, and the short period of time in which the sales were carried out. Also taken into account were the maximal level of proceeds achieved from these sales, in light, *inter alia*, of the sale conditions prevailing in the capital market, and the fact that the proceeds of the sale of the assets created the largest profit in the Bank's history. The operating profit of the Bank for this year was also taken into account, considering the special circumstances of this year.

It should also be noted that the portion of the bonus in respect of operating profit is in accordance with the criteria for bonuses set in June 2006. The portion of the bonus in respect of extraordinary items was increased in accordance with the update of the criteria as mentioned in paragraph 5 above.

Date and time at which the corporation first became aware of the event or matter: 27 March 2007 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3KK

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

18 April 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Extension of Services Agreement with Union Bank

Bank Leumi le-Israel B.M. (the "Bank") announces that, further to its proposal to Union Bank of Israel Ltd. ("Union Bank"), the two banks have reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001 for a period which ends in 2009 (the said agreement is referred to in the Annual Report of the Bank published on 28 March 2007).

The period of the new agreement is 10 years as from 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually increase from some NIS 40 million in the first two years, to some NIS 45 million as from the sixth year (the amounts are linked to the consumer price index of December 2006 and are dependent on the volume of activities of Union Bank).

Extension of the agreement is subject to the execution of a detailed agreement, the approval of the Supervisor of Banks and the approval of the Board of Directors of the Bank.

Date and time at which the corporation first became aware of the event or matter: 18 April 2007 at 12:15.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3LL

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.

Registration No. 520018078

Securities of the Corporation are listed on The Tel Aviv Stock Exchange

Abbreviated Name: Leumi

Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546

Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732

Electronic Mail: jennifer@bll.co.il

25 April 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Update regarding a Term Sheet with TBC Bank

Further to the Immediate Report of January 25th, 2007 re the execution of a term sheet with TBC Bank in Georgia ("TBC Bank") and with shareholders thereof (the "Shareholders") (TBC Bank and the Shareholders: the "Sellers"), Bank Leumi le-Israel B.M. ("Bank Leumi") hereby reports that the negotiations aimed at executing a detailed agreement were stopped by the Sellers, who claim that a higher price could be obtained for the holdings of the Shareholders in an alternatively structured transaction. Bank Leumi contends, however, that a binding term sheet has been executed and that the Shareholders are not allowed to sell their holdings to any third party without upholding and maintaining Bank Leumi's rights in their entirety. Bank Leumi is considering its further actions in this matter.

Date and time at which the corporation first became aware of the event or matter: 25 April 2007 at 13:45.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3MM

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Agreement for the Purchase of up to 20% of Super-Pharm

Bank Leumi le-Israel B.M. (the "Bank") announces that in the evening of 1 May 2007, an agreement was signed between Leumi & Co. Investment House Ltd. (a wholly owned subsidiary of the Bank – "Leumi & Co.") and Super-Pharm (Israel) Ltd. ("Super-Pharm") and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm ("GRI") – for the allotment of 18% of the share capital of Super-Pharm to Leumi & Co., for a consideration of some NIS 190 million, subject to adjustments laid down in the agreement. In addition, Leumi & Co. was granted an option for the allotment of a further 2% of the share capital of Super-Pharm.

Leumi & Co. was granted standard minority protection rights.

Completion of the transaction is subject to the conditions laid down in the agreement.

Date and time at which the corporation first became aware of the event or matter:
1 May 2007 at 19:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3NN

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Report of Condition and Income ("Call Report") – New York

Notice is hereby given that Bank Leumi USA, a subsidiary of Bank Leumi le-Israel B.M. (the "Bank"), has filed a Call Report (a report of condition and income) with the authorized authorities in the USA. As is the practice, the FDIC will make the information in said report available to the public shortly through its internet site:
http://www2.fdic.gov/ubpr/UbprReport/SearchEngine/Default.asp
(Certificate Number 19842)

It should be noted that the said Call Report has yet to be approved by the authorized organs of Bank Leumi USA and certain changes may be made thereto. Filing of the said Call Report prior to its approval by the authorized organs is done as required by US reporting rules.

This Immediate Report is being filed in accordance with the format agreed to between the Supervisor of Banks of the Bank of Israel and the Israel Securities Authority.

Date and time at which the corporation first became aware of the event or matter:
3 May 2007 at 21:45.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3OO

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Supplementary Report to the Report filed on 28 March 2007, Reference No. 2007-01-349286
Main details added/supplemented:
Supplementary details to the above report, as required by the Israel Securities Authority.

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Compensation of Senior Officers

Further to the Immediate Report published by Bank Leumi le-Israel B.M. (the "Bank") on 28 March 2007 (the "Previous Report") the Bank hereby reports as follows, in addition to the Previous Report, as required by the Israel Securities Authority on 1 May 2007:

1. Details of Components of the Bonuses of the Chairman of the Board of Directors and the Management

1.1 Paragraphs 6 to 8 of the Previous Report detail the amounts of the bonuses approved for the Chairman of the Board of Directors, the President and Chief Executive Officer and members of the Management (the "Senior Officers") in respect of 2006. The bonuses are made up of a bonus in respect of the net return on operating profit, a bonus in respect of the profit on extraordinary items (the sale of provident funds, mutual funds and non-banking corporations) and/or a bonus for members of the Management in accordance with the recommendation of the President and Chief Executive Officer, as approved by the Board of Directors.

As mentioned in paragraph 4 of the Previous Report, the net profit from the sale of the provident funds, mutual funds and non-banking corporations also includes amounts in respect of sales to be recorded in 2007, and totals some NIS 2.3 billion. Additional profit of some NIS 93

million will be recorded following the completion of the transaction for the sale of the "Kahal" supplementary training funds to Migdal Platinum Provident, i.e. some NIS 2.4 billion (in aggregate).

The resolutions of the Audit Committee and the Board of Directors, to include the amounts from the sales to be recorded in 2007, were approved so as to determine an aggregate bonus in respect of all the sales together, and it was decided that no additional bonus would be granted for sales in 2007. It is further clarified that these resolutions were approved following completion of all the transactions (including the transaction for the sale of the provident funds to the Prisma Group in January 2007), with the exception of the transaction for the sale of the "Kahal" supplementary training funds to Migdal.

In parallel, it was resolved that there would be no salary increase in 2007 for the Senior Officers.

1.2 In June 2006, the criteria for the bonuses of the Senior Officers were approved in principle. See the annex to this Report. Implementation of the criteria was dependent on the business results of the Bank, according to the Financial Statements for 2006. In March 2007, with the approval of the Financial Statements, additional discussions were held on the implementation of the criteria, in light of the business results of the Bank. In March 2007, resolutions were approved by the authorized organs for the payment of the bonuses detailed in the Previous Report.

1.3 The criteria for the bonus according to the net return of operating profit on shareholders' equity were implemented in accordance with the details in the annex, and in addition the level of discretion to grant bonuses to outstanding members of Management was increased, such to be on the recommendation of the President and Chief Executive Officer, and as approved by the Board of Directors. See also the details in paragraph 2.2 below.

1.4 With regard to the granting of a bonus in respect of the sales – the Previous Report detailed the rationale for granting a bonus in respect of the sales. Despite the fact that the sales did not reach the net profit target (NIS 2.7 billion), the authorized organs resolved not to reduce the bonus in respect of the sales but to increase it.

The amount of the increase of the bonus of the Chairman of the Board of Directors is NIS 792,363 (an increase of more than 47.6% in relation to the total amount of the bonus, had it been paid in accordance with the criteria of June 2006) and the amount of the increase of the bonus of the President and Chief Executive Officer is NIS 930,917 (an increase of more than 62.77% in relation to the amount of the bonus in respect of extraordinary activities, and more than 36.8% in relation to the total amount of the bonus, had it been paid in accordance with the criteria of June 2006). The total increase in bonuses to Senior Officers amounted to some NIS 4.486 million).

The said resolution of the Board of Directors was due, *inter alia,* to the reasons and rationale detailed below:

At the time of approval of the resolution regarding the criteria (June 2006), all the difficulties and complications involved in closing the transactions in the capital market were not known. These were due to the material adverse change that took place in the relevant market conditions. The seriousness of the difficulties became fully apparent during the second half of 2006 and the beginning of 2007, and necessitated, *inter alia,* reduction of the prices of some of the transactions undertaken, with the approval of the Board of Directors, which led to the reduction of the net profit from the sales. In addition to the reduction of the price, special effort and extraordinary activity were required to complete the sales in the allocated time, so that that Bank could enter the field of pension counseling as quickly as possible. Completion of the sales under the conditions achieved, despite the difficulties and changes in the market, and within a brief period of time, were worthy of additional remuneration.

In parallel, it was resolved to grant a bonus to all the employees of the Bank in respect of the special sales, which was not affected by the reduction of the net profit from extraordinary items.

2. <u>Rationale of the Audit Committee and the Board of Directors</u>

2.1. The rationale of the Audit Committee and Board of Directors in the discussions held in May – June 2006 for the approval of the criteria of the bonus to the Senior Officers included the following:

2.1.1. Preservation of the correlation between the bonuses of the Management and the bonuses of the employees in general in respect of 2006, which included bonuses in respect of both net operating profit and profit from the sales.

2.1.2. The unusual year in which the anticipated net profit of the Bank was the largest in its history, and included significant profit from extraordinary items. The sales of the provident funds, mutual funds and non-banking corporations were undertaken within an especially short timeframe, while successfully taking advantage of business opportunities existing in the market, and while receiving a high level of consideration in respect of the assets sold. This is especially so when taking into account the fact that the sales were forced sales undertaken at a time when the market was flooded with assets of these types, within a timetable for the sales that was forced upon the Bank, and for the purpose of the Bank entering the field of pension counseling.

2.1.3. The desire to motivate members of the Management, while examining the goals that were set (Score Card) for each of them. In addition, the desire to reward those who excel by setting a reserve

to be allocated on a personal basis according to performance by the President and Chief Executive Officer, with the approval of the Board of Directors.

2.1.4. The need to preserve a high level of senior management, while examining remuneration levels in the banking system, and preserving public standards which take into consideration the sensitivity of the public to salary levels at the banks.

2.2 Regarding the Increases arising from the Resolution of March 2007:

2.2.1. The increases were approved following examination of the bonuses granted to the Senior Officers in previous years as against the net profit of the Bank in those years, and comparing the profit in 2006, which was, as mentioned, the largest in the Bank's history.

2.2.2. The Board of Directors granted discretion to the President and Chief Executive Officer to recommend to it an aggregate allocation of up to 12 salaries as a bonus for members of Management, in lieu of an aggregate amount of up to 6 salaries mentioned in the resolution from June 2006. This decision was intended to reflect the differences between the tasks and the performance of members of the Management during the year.

2.2.3. The Board of Directors increased the average bonus to members of Management by 1.5 salaries above the maximum determined in the original plan (i.e. in addition to 6 salaries) in respect of the sales, based on the rationale detailed in paragraph 1.4 above.

2.2.4. The Board of Directors increased the bonus of the Chairman of the Board of Directors and the President and Chief Executive Officer, above the maximum determined in the plan of June 2006, despite the fact that the sales did not reach the net profit goal as mentioned above, by 5.65 and 4.65 salaries respectively, an increase of more than 39.4% and more than 28.44% respectively (although if one does not take into account the maximum determined in accordance with the criteria of June 2006, the increase was more than 47.6% and more than 36.8% respectively). This was due to their special contribution to the sale efforts and the extraordinary activity, and on taking into account the profits arising from these sales.

2.2.5. In the opinion of the Board of Directors, the good of the Bank, under the circumstances that arose, required appropriate remuneration of the Senior Officers, and the payment, in a year of record profits, of a bonus that was lower than that paid in the previous year, would have been likely to lead to dissatisfaction among those upon whom the Bank's success is dependent, which would have implications on the stability and quality of the Management.

2.2.6. The need to preserve a high level of senior management, while examining remuneration levels in the banking system, and preserving public standards which take into consideration the sensitivity of the public to salary levels at the banks.

2.2.7. With regard to the decision to use the maximum levels determined in the plan from 2006 as a basis, see paragraph 1.4 above.

2.3 The Audit Committee and Board of Directors of the Bank, as well as the shares committee of the Bank with regard to the Chairman of the Board of Directors, were satisfied that the remuneration approved for the Senior Officers in respect of 2006 is reasonable under the circumstances, and as compared with the rest of the banking system.

Date and time at which the corporation first became aware of the event or matter: 27 March 2007 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex - The Criteria for the Annual Bonus of Senior Officers approved in June 2006

1. The Criteria for the Annual Bonus of Senior Officers in respect of the Return of Net Operating Profit for 2006:

   If the return of net operating profit reaches 8% - a bonus of 4 [monthly] salaries will be awarded; in respect of a return of 8.5% - a bonus of 5 salaries will be awarded; in respect of a return of 9% - a bonus of 6 salaries will be awarded; in respect of a return of 9.25% - a bonus of 7 salaries will be awarded; in respect of a return of 9.5% - a bonus of 8 salaries will be awarded; in respect of a return of 9.75% - a bonus of 9 salaries will be awarded; in respect of a return of 10% - a bonus of 10 salaries will be awarded.

   - 40% of the bonus to be awarded to each member of the Management on the basis of the return of net operating profit will be within the discretion of the President and Chief Executive Officer, based on the Score Card.

   - A reserve of 6 salaries was allocated to be at the discretion of the President and Chief Executive Officer subject to the approval of the Board of Directors, for allocation between members of the Management who achieve outstanding results, at her discretion and with the approval of the Board of Directors.

2. The Criteria for the Annual Bonus of Senior Officers in respect of the Return of Net Profit from Extraordinary Items in 2006:

   2.1. If the net profit from extraordinary items reaches NIS 2.7 billion or more – a bonus of 8 [monthly] salaries will be awarded to the Chairman of the Board of Directors, of 10 salaries to the President and Chief Executive Officer and of 6 salaries to members of the Management.

   2.2. If the net profit from extraordinary items is less than NIS 2.7 billion – the bonuses will be reduced as the Board of Directors may determine.

Exhibit 3PP

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

21 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Financial Statements – Arab Israel Bank

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, The Arab Israel Bank Ltd. ("Arab Bank") today approved its financial statements as at 31 March 2007.

Net profit of Arab Bank amounted to NIS 22.0 million in the first quarter of 2007, compared with a net profit of NIS 18.4 million in the corresponding period in 2006 – an increase of 19.6%.

Net return on shareholders' equity in the period under review amounted to 28.2% on an annual basis, compared with 24.4% in the corresponding period in 2006.

Net interest income before provisions for doubtful debts amounted to NIS 50.4 million, compared with NIS 48.0 million in the corresponding period in 2006, an increase of 5.0%, arising mainly from an increase in the volume of credit and deposits of the public between the periods.

Provisions for doubtful debts amounted to NIS 2.5 million, as compared with NIS 2.1 million in the corresponding period in 2006, an increase of 19.0%.

Date and time at which the corporation first became aware of the event or matter:
21 May 2007 at 11:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3QQ

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

21 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Announcement regarding the Privatization of the Bank

Bank Leumi le-Israel B.M. (the "Bank") announces that it has today, 21 May 2007, been provided by M.I. Holdings Ltd. with a copy of the letter of Minister Rafi Eitan to the representative of Barnea Investments B.V. ("Barnea"), in response to the application of Barnea for an additional extension of the exercise period of the option granted to Barnea in the Sale Agreement of 23 November 2005, for the purchase of up to 10.01% of the issued share capital of the Bank.

The text of the letter is as follows:

"Mr. Alan Sacks, Adv.
Herzog, Fox, Neeman – Advocates
Tel Aviv

Dear Sir,

Re: Application of Barnea Ltd. for an Extension for the Exercise of the Option to Purchase Shares of Bank Leumi le-Israel B.M.

With regard to your applications in the above matter, I hereby notify you that by virtue of the authority of the Minister of Finance in accordance with the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, that has been transferred to me, and following my examination and consideration of the matter with all those concerned, I have reached the conclusion that circumstances justifying the granting of any extension for the exercise of the said option did not exist in this case, and therefore I am not approving your request.

Yours truly,

Minister Rafi Eitan"

It should be noted that according to the conditions of the sale procedure, if Barnea does not receive a permit for control of the Bank from the Bank of Israel by 24 May 2007, the option will immediately expire and Barnea will be required to sell at least 4.99% of the shares of the Bank (of the 9.99% that it purchased) within a year.

Date and time at which the corporation first became aware of the event or matter: 21 May 2007 at 17:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3RR

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 July 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Conglomerates

Bank Leumi le-Israel B.M. (the "Bank") announces as follows:

Pursuant to the financial statements of Paz Oil Company Ltd. ("Paz") for the first quarter of 2007, wherein new accounting standards were implemented, Paz's shareholders' equity has exceeded the minimum capital amount for the definition of a conglomerate (real (non-banking) holding corporation).

Prior to the publication of the said financial statements, discussions were held between the Bank and the Bank of Israel with regard to the interpretation of the Banking (Licensing) Law, 1981 relating to the definition of Paz as a conglomerate. Further to these discussions, the Bank of Israel notified the Bank yesterday evening that it does not accept the Bank's interpretation that the energy sector constitutes one sector of the economy, and as a result Paz is a conglomerate as its shareholders' equity exceeds the amount of capital for the definition of a conglomerate.

As a result, and in accordance with the Bank of Israel's notice of yesterday evening, the Bank is required to sell its holdings in one of the conglomerates, Paz or the Israel Corporation Ltd. by 30 June 2009. The Bank has not yet decided which of its holdings will be sold (i.e. its holdings in Paz or the Israel Corporation).

Date and time at which the corporation first became aware of the event or matter:
4 July 2007 at 17:00.

Name of Electronic Reporter: Nomi Sandhaus, Position: Senior Head of Sector, Legal Counsel
POB 2 Tel Aviv 61000, Phone: + 972 3 5148624, Facsimile: + 972 3 5147396,
Electronic Mail: snomi@bll.co.il

Exhibit 3SS

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

16 July 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Completion of Sale of Kahal

Further to the Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") of 26 May 2006, the Bank announces that yesterday, 15 July 2007, the sale was completed of the goodwill, management rights, additional rights and means of control of the Bank and Israel Discount Bank Ltd. ("Bank Discount") in Kahal Employees Supplementary Training Fund Ltd. ("Kahal"), and of the goodwill, activities, assets and liabilities relating to the supplementary training funds managed by Kahal Management of Study Funds (1996) Ltd. ("Kahal Management"), to Migdal Provident Platinum Ltd. ("Migdal"). The consideration paid by Migdal to the banks and to Kahal Management was some NIS 264 million. The Bank's share of the consideration amount is some NIS 150 million, with the Bank's estimated net after-tax profit from the transaction being some NIS 93 million.

Date and time at which the corporation first became aware of the event or matter: 15 July 2007 at 17:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 3TT

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

18 July 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Completion of Transaction with Super-Pharm

Further to the Immediate Report of Bank Leumi le-Israel B.M. (the "Bank") of 2 May 2007, the Bank announces that on 17 July 2007, the transaction was completed between Leumi & Co. Investment House Ltd. (a wholly owned subsidiary of the Bank – "Leumi & Co.") and Super-Pharm (Israel) Ltd. ("Super-Pharm") and GRI Global Retail Investment B.V. – the controlling shareholder of Super-Pharm – for the allotment of some 18% of the share capital of Super-Pharm to Leumi & Co., for a consideration of some NIS 180 million.

Date and time at which the corporation first became aware of the event or matter:
17 July 2007 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 11A

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding the Granting of Rights to Purchase Shares (Securities Convertible into Share Capital)

Pursuant to Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Notice is hereby given that on 14 February 2006, the Corporation granted rights to purchase shares as follows:

   Type of security: Options
   Number of securities allocated: 84,853,960
   Total consideration for the issued securities: 0
   Type of shares arising from exercise/conversion of the securities: Ordinary Shares
   Registration number of the shares arising from the exercise of the securities on the Tel Aviv Stock Exchange: 0604611
   Number of shares arising from the full exercise/allocation of the securities: 84,853,960
   Total exercise price to be received from full exercise/allocation of the securities to shares: NIS 1,142,558,571.40
   Exercise period of the securities: Half the number at the end of two years from 14 February 2006, and half between such date and the end of 3 years from 14 February 2006.

   The securities allocated will not be registered for trade.

2. The said allocation is further to the report regarding the Employee Outline filed on 24 January 2006 (Reference No. 2006-01-015141)

The total exercise price is based on an exercise price of NIS 13.465 per share, which is subject to the adjustments as detailed in the Outline of 24 January 2006.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 12A

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Changes in the Holdings of an Interested Person
Regulation 33(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1

Name of Corporation/Surname and First Name of Holder: Raff Eitan

Type of Identity Number: Israeli Identity Number
Identity Number: 001587161
The securities are not being held for the own account of an insurance/banking corporation.
The holder is not a representative of other joint shareholders for reporting purposes.
Citizenship/Country of Incorporation or Registration: Private person with Israeli citizenship
The securities are not registered for trade on the Tel Aviv Stock Exchange.
Name and Type of Security: Options
Nature of the Change: Increase pursuant to an allocation according to an Outline for the offer of securities to employees of 24 January 2006.
Date of the change: 14 February 2006
Rate of the transaction: 0
The shares are not dormant or convertible to dormant shares.
Holding (in number of securities) at date of last report: 0
Change in number of securities: 122,644
Current holding (in number of securities): 122,644
Holding following the change (share capital): 0%
Holding following the change (voting rights): 0%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%

If no consideration was paid on the date of the change, indicate the date on which the consideration is to be paid: The Options were allocated without consideration.

Name of Corporation/Surname and First Name of Holder: Maor Galia

Type of Identity Number: Israeli Identity Number
Identity Number: 001154780
The securities are not being held for the own account of an insurance/banking corporation.
The holder is not a representative of other joint shareholders for reporting purposes.
Citizenship/Country of Incorporation or Registration: Private person with Israeli citizenship
The securities are not registered for trade on the Tel Aviv Stock Exchange.
Name and Type of Security: Options
Nature of the Change: Increase pursuant to an allocation according to an Outline for the offer of securities to employees of 24 January 2006.
Date of the change: 14 February 2006
Rate of the transaction: 0
The shares are not dormant or convertible to dormant shares.
Holding (in number of securities) at date of last report: 0
Change in number of securities: 156,659
Current holding (in number of securities): 156,659
Holding following the change (share capital): 0%
Holding following the change (voting rights): 0%
Fully diluted holding following the change (share capital): 0.01%
Fully diluted holding following the change (voting rights): 0.01%
In addition to the options, the holder holds 58,797 Ordinary Shares of the Bank.

If no consideration was paid on the date of the change, indicate the date on which the consideration is to be paid: The Options were allocated without consideration.

Date and time at which the corporation first became aware of the event or matter:
14 February 2006 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 12B

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 June 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Changes in the Holdings of an Interested Person
Regulation 33(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

- Name of Corporation/Surname and First Name of Holder: The Government of Israel on behalf of the State of Israel

- The securities are not being held for the own account of an insurance/banking corporation.
- The holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Israel
- Registration number of security on the Tel Aviv Stock Exchange: 0604611
- Name and Category of Security: Stock of Bank Leumi le-Israel B.M.
- Nature of the Change: Decrease in the number of shares held due to an offer of shares to Leumi employees, pursuant to an Outline dated 9 May 2006 (as amended on 10 and 25 May 2006).
- Date of the change: 14 June 2006
- Rate of the transaction: 1,165 Israeli Agorot
- The shares are not dormant or convertible to dormant shares.
- Holding (in number of shares) at date of last report: 209,191,193
- Change in number of shares: -40,274,560
- Current holding (in number of shares): 168,916,633
- Holding following the change (share capital): 11.94%
- Holding following the change (voting rights): 19.78%
- Fully diluted holding following the change (share capital): 11.28%
- Fully diluted holding following the change (voting rights): 18.66%

Note 1
The exact rate for the transaction is NIS 11.652

Note 2
On 14 June 2006, Leumi employees purchased 2.8478% of the share capital of the Bank from the State. The shares are locked-up until 13 June 2010, and for the above

period the State has an irrevocable power of attorney to vote by virtue of the shares purchased and to make use of the right to appoint directors by virtue of the shares

Offer to the President and Chief Executive Officer

The above offer included an offer on identical terms of 75,532 shares of the Bank to the President and Chief Executive Officer of the Bank, Mrs. Galia Maor. Following the above purchase, Mrs. Maor holds 134,329 shares of the Bank, such amount constituting 0.01% of the share capital of the Bank.

Date and time at which the corporation first became aware of the event or matter:
14 June 2006 at 13:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 12C

BANK LEUMI LE-ISRAEL B.M.

(GUARANTOR – GUARANTEED EURO MEDIUM TERM NOTE PROGRAMME OF LEUMI INTERNATIONAL INVESTMENTS N.V.)

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Changes in the Holdings of an Interested Person
Regulation 33(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

- Name of Corporation/Surname and First Name of Holder: The Government of Israel on behalf of the State of Israel

- The securities are not being held for the own account of an insurance/banking corporation.
- The holder is not a representative of other joint shareholders for reporting purposes.
- Citizenship/Country of Incorporation or Registration: Israel
- Registration number of security on the Tel Aviv Stock Exchange: 0604611
- Name and Category of Security: Stock of Bank Leumi le-Israel B.M.
- Nature of the Change: Decrease in the number of shares held due to an offer of shares to Mr. E. Raff, pursuant to an Outline dated 9 May 2006 (as amended on 10 and 25 May 2006) and the approval of the General Meeting of 3 July 2006.
- Date of the change: 5 July 2006
- Rate of the transaction: 1,167 Israeli Agorot
- The shares are not dormant or convertible to dormant shares.
- Holding (in number of shares) at date of last report: 168,916,633
- Change in number of shares: -59,131
- Current holding (in number of shares): 168,857,502
- Holding following the change (share capital): 11.94%
- Holding following the change (voting rights): 19.78%
- Fully diluted holding following the change (share capital): 11.28%
- Fully diluted holding following the change (voting rights): 18.66%

Note
The exact rate for the transaction is NIS 11.665711

Offer to the Chairman of the Board of Directors

Following the offer referred to above, Mr. Eitan Raff, Chairman of the Board of Directors of the Bank, holds 59,131 shares of the Bank.

Date and time at which the corporation first became aware of the event or matter:
5 July 2006 at 17:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13A

Translation of Immediate Reports to Israel Securities Authority

RECEIVED
2007 JUL 23 P 1:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

31 January 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report No. 1
Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Itzhak
   Surname: Hoffi
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 001999747
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 30 January 2006
   Date on which tenure began: 13 May 2002

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Retirement.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. The Director who is retiring possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 30 January 2006 Time: 10:25

Immediate Report No. 2

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Rena
   Surname: Shashua-Hasson
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 010846285
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 31 January 2006
   Date on which tenure began: 31 January 2000

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: End of tenure.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after her retirement.

8. The Director who is retiring does not possess accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 31 January 2006 Time: 08:00

Immediate Report No. 3

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Ehud
   Surname: Moverman
   Type of Identity Number: Israeli I.D. Number

Identity Number: 007594062
Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Head of the International Division

3. Date on which tenure ceased or will cease: 31 January 2006
Date on which tenure began: 17 January 1989

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Reaching of retirement age.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Director who is retiring possess accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 31 January 2006 Time: 08:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13B

Translation of Immediate Reports to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange.
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 March 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Ehud
Surname: Shapira, Dr.
Type of Identity Number: Israeli I.D. Number
Identity Number: 008370991
Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Senior Deputy Chief Executive Officer, Head of Corporate and International Banking, Acting CEO in the absence of the President and CEO.

3. Date on which tenure ceased or will cease: 30 June 2006
Date on which tenure began: 17 January 1989

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. Role he will continue to fulfill in the corporation: ___________

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Director who is retiring possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968): N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 20 March 2006 Time: 15:45

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13C

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Reuven
   Surname: Zabag
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 45766458
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Executive Vice President

3. Date on which tenure ceased or will cease: 31 December 2006
   Date on which tenure began: 1 April 1998

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. Role he will continue to fulfill in the corporation: None

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Director who is retiring possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968): N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 11 May 2006 Time: 12:30

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13D

Translation of Immediate Reports to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report No. 1

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Barouch
   Surname: Bahat
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 06346258
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 3 July 2006
   Date on which tenure began: 21 April 1994

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Retired under the Articles of Association at the General Meeting and did not stand for re-election.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. The Director who is retiring possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 3 July 2006 Time: 14:00

Immediate Report No. 2

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Chaim
   Surname: Yaron
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 002582872
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 3 July 2006
   Date on which tenure began: 11 June 2000

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: End of tenure.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. The Director who is retiring does not possess accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 3 July 2006 Time: 14:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13E

Translation of Immediate Reports to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report No. 1

Immediate Report on Appointment of Director (not a Corporation) or an Individual Appointed on Behalf of a Director which is a Corporation
Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Gal Yam Zipora
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 002705325
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 19 May 1944

3. Address for service of process: 34 Eshkolot Street, Yaffe Noff Neighborhood, Maalot

4. Position to which appointed: Director

5. Previous position held in the company prior to appointment: None

6. Commencement date of tenure: 3 July 2006

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Economics and Philosophy	The Hebrew University of Jerusalem

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Economic Consultant	N/A	N/A
Member of the advisory committee	Manpower Israel	2002 to 2005
External Director and member of the Investment Committee and Audit Committee	Katzir Kupat Tagmulim Ve'Pitzuim Ltd.	2003 to 2005
External Director and member of the Investment Committee and Audit Committee	Yeter Kranot Gmulim Ltd.	2003 to 2005
External Director and member of the Investment Committee and Audit Committee	Keren Mercazit Le-Pitzuei Piturin Ltd.	2003 to 2005
External Director and member of the Investment Committee and Audit Committee	Tagmulim Ltd.	2003 to 2005
Chairman of the Board of Directors and External Director	Peles - Keren Gmulim Le-Atzmaim Ltd.	2003 to 30.6.2006
Chairman of the Board of Directors and External Director	Amir - Keren Gmulim Ltd	2003 to 30.6.2006
Chairman of the Board of Directors and External Director	Ber – Keren Gmulim Ltd	2003 to 30.6.2006

9. N/A

10. The Director serves as a director of the following corporation:
External Director of HBL – Hadasit Bio-Holdings Ltd.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, or of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Director possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

Immediate Report No. 2

Immediate Report on Appointment of Director (not a Corporation) or an Individual Appointed on Behalf of a Director which is a Corporation

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Gans Arieh, Professor
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 044383537
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 10 October 1936

3. Address for service of process: 7 Lean Street, Ramat Gan 52492

4. Position to which appointed: Director

5. Previous position held in the company prior to appointment: None

6. Commencement date of tenure: 3 July 2006

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Accounting	The Hebrew University of Jerusalem (Tel Aviv Branch).

Other education and professional qualifications:
C.P.A., Professor of Accounting

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Professor of Accounting and Company Director	N/A	N/A
Professor of Accounting	Faculty of Management, Tel Aviv University	
Director and Chairman of the Finance Committee	Pelephone Communications Ltd.	2001 to 2005
Director and Chairman of the Audit	Mercantile Provident Funds Management Ltd.	1999 to 2005

Committee		
Director	Blue Square Israel Ltd.	1998 to 2002
Acting Chairman of the Board of Directors and Chairman of the Audit Committee	Maalot – The Israel Securities Rating Company Ltd.	1998 to 1.7.2006

9. N/A

10. The Director serves as a director of the following corporations:
Director, CEO and Owner of A. Gans Management Services and Consulting Ltd.
External Director and Chairman of the Audit Committee of Jerusalem Economic Corporation Ltd.
Director and Chairman of the Finance Committee of Middle East Tube Co. Ltd.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, or of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Director possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

Immediate Report No. 3

Immediate Report on Appointment of Director (not a Corporation) or an Individual Appointed on Behalf of a Director which is a Corporation

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Cohen Doron
Type of Identity Number: Israeli I.D. Number
Identity Number: 069418945
Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 9 August 1964

3. Address for service of process: 2 Egoz Street, Reut 71908

4. Position to which appointed: Director

5. Previous position held in the company prior to appointment: None

6. Commencement date of tenure: 3 July 2006

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Economics and Business Administration	The Hebrew University of Jerusalem.
Master	Business Administration (specializing in Finance)	The Hebrew University of Jerusalem.

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
CEO	Co-Op Blue Square Services Corporation Ltd.	Since 2000
Owner and Director	Trigger D.C. Ltd.	Since 2000
External Director	Minrav Holdings Ltd.	2003 to April 2006
External Director	Mercantile Discount Bank Ltd.	2000 to April 2006
Director	Blue Square Furniture Ltd.	2000 to May 2005
Director	Blue Square Israel Ltd.	2000 to June 2003
Director	Blue Square Chain Properties and Investments Ltd.	2000 to June 2003
Director	Hamashbir Le-Tzarchan Israel Ltd. and subsidiary companies.	2000 to November 2002

9. N/A

10. The Director serves as a director of the following corporations:
Director of Consumers Cooperative Fund Ltd., Tamy-Secured Yield Israel Ltd.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, or of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Director possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

Immediate Report No. 4

Immediate Report on Appointment öf Director (not a Corporation) or an Individual Appointed on Behalf of a Director which is a Corporation

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Sadka Efraim, Professor
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 046002747
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 10 July 1946

3. Address for service of process: 28 Burla Street, Tel Aviv 69364

4. Position to which appointed: Director

5. Previous position held in the company prior to appointment: None

6. Commencement date of tenure: 3 July 2006

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Economics and Statistics	Tel Aviv University.
Doctorate	Economics	Massachusetts Institute of Technology

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Professor of Economics.	Tel Aviv University	Since 1975
Director	Tel Aviv University Economic Corporation Ltd.	2001 to 2005
Chairman of the Board of Directors	Housing and Construction Holding Co. Ltd.	1989 to October 2005
Chairman of the Board of Directors	Yedidim Holding and Management Ltd and its subsidiaries: Manof Pension Funds Management Ltd.	2001 to 2002
Chairman of the Board of Directors	Atidit Pension Funds Ltd., Atidit Provident Funds Ltd. and Le-Atid Pension Fund Management Co. Ltd.	2001 to 2002

9. N/A

10. The Director serves as a director of the following corporations: None

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, or of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Director possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968)

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
e-mail: jennifer@bll.co.il

Exhibit 13F

BANK LEUMI LE-ISRAEL B.M.

(GUARANTOR – GUARANTEED EURO MEDIUM TERM NOTE PROGRAMME OF LEUMI INTERNATIONAL INVESTMENTS N.V.)

Translation of Immediate Reports to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Appointment of Senior Office Holder (Excluding a Director and an Individual Appointed on Behalf of a Director which is a Corporation)

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Tsiddon Daniel, Professor
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 053670725
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 22 September 1955

3. Address for service of process: 1 Arbel Street, Hod Hasharon, 45345

4. Commencement date of tenure: 1 August 2006

5. Position to which appointed: Member of Management

6. Previous position held in the company prior to appointment: Head of International Division and Head of Group Strategy

7. Academic Education:

Degree	Subject	Name of Academic Institution
Doctor	Economics	Columbia University, USA

Master	Economics	Columbia University, USA
Batchelor	Economics	Hebrew University of Jerusalem

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Professor of Economics	Tel Aviv University	Since 1997
CEO and Chairman of the Board of Directors	The Administration for the Kibbutz Debt Settlement Ltd	2000 to 2003

9. The Senior Office Holder serves in the following other positions with the Corporation, its subsidiary or associated corporation, or interested person therein: Head of Strategy and Head of Capital Market Division with the Corporation

10. No family relationship exists between the Director and another Senior Office Holder or interested person of the Corporation.

11. N/A

Note to items 6 and 9 – During the present quarter, the Senior Office Holder will take office as Head of the Capital Market Division. On the same date he will cease to serve as Head of the International Division. He will continue to serve as Head of Strategy.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13G

Translation of Immediate Report to Israel Securities Authority

RECEIVED
2007 JUL 23 P 1:32

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 September 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Dov
   Surname: Gilboa
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 008169559
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: First Executive Vice President, Member of Management, Head of Investments Division

3. Date on which tenure ceased or will cease: 31 August 2006
   Date on which tenure began: 1 July 1992

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Director who is retiring possesses accounting and financial expertise (pursuant to the meaning in the directive of the Israel Securities Authority in accordance with Section 36A of the Securities Law, 1968): N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 31 August 2006 Time: 24:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13H

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

19 February 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Shlomo
   Surname: Yanai
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 51289973
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 18 February 2007
   Date on which tenure began: 28 June 2004

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. The Company views the Director who is retiring as possessing accounting and financial expertise.

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 18 February 2007 Time: 18:10

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 13I

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

21 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Appointment of Director (not a Corporation) or an Individual Appointed on Behalf of a Corporation which is a Director

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. Surname and First Name: Dovrat Moshe
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 007209646
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 11 January 1945

3. Address for service of process: 32/5 Uri Zvi Greenberg Street, Tel Aviv 69379

4. Position to which appointed: Director

5. Previous position held in the Corporation prior to appointment: None

6. Commencement date of tenure: 20 May 2007

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Economics and Political Science	The Hebrew University of Jerusalem
Master	Business Administration	The Hebrew University of Jerusalem

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
External Director	Ortal Die Casting Ltd.	August 1997 to August 2002
External Director	Kinneret View Hotel Ltd.	January 2003 to May 2003
Director	Magen Pension Fund Management Company Ltd.	February 2004 to December 2004
Director	New Makefet Pension and Benefit Funds Management Ltd.	February 1997 to July 2003
Director	Hamat Gader Ltd.	November 1999 to September 2006
External Director	Ilex (Israel) Ltd.	October 2000 to October 2006
Director	Israel Discount Capital Markets and Investments Ltd.	December 1999 to May 2007
Director	Leumi Gemel Ltd.	December 2004 to May 2007

9. N/A

10. The Director serves as a director of the following corporation:
CEO, Director and Owner of Dovrat (M.H.) Investments and Business Intitiative Ltd.; CEO, Director and Shareholder of Beit Meniv Funding Ltd.; Director and Shareholder of Beit Meniv Israel Ltd.; and Chairman of the Board of Directors of Kibbutz Kfar Blum Tourism.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, or of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Corporation views the Director as possessing accounting and financial expertise.

Exhibit 16A

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

10 January 2006

To: Israel Securities Authority
The Tel Aviv Stock Exchange

Immediate Report on Convening of General Meeting

Regulation 36B (a) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. On 10 January 2005, it was resolved to call a Special General Meeting to be held on Thursday, 2 February 2006 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 22 January 2006.

3. Items on the agenda, the text of the proposed resolutions or summary of their main points:

   See Annex attached hereto.

4. Required legal quorum for holding the Meeting: Three members present in person.

5. In the absence of a legal quorum, the adjourned Meeting will be held on: 9 February 2006 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

6. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The Registered Office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex

The following items are on the agenda of the General Meeting:

Item 1: Approval of the Distribution of a Dividend in respect of the first 9 months of 2005

In light of the results of the Bank for the 9 months ending 30 September 2005, the Board of Directors has resolved to recommend to the General Meeting the distribution of a cash dividend at the rate of some 65.9% of the net profit for the above period (some NIS 1.1 billion), at the rate of 78.0% of the paid-up capital.

Subject to the approval of the General Meeting, the said dividend will be paid on 28 February 2006 to holders of the ordinary stock of the Bank who will hold the stock as of 15 February 2006 (the record date). The stock will trade "ex" dividend on 16 February 2006, and the dividend will be at the rate of NIS 0.78 for every NIS 1.0 par value of ordinary stock. (Tax will be deducted at source from the above dividend as required by law, namely, at the rate of 20%).

Text of the Resolution:

To approve the distribution of a dividend for the nine months ending 30 September 2005 at the rate of 78.0% of the paid-up capital (NIS 0.78 for every NIS 1.0 par value of ordinary stock), constituting some 65.9% of the net profit for the nine months ending 30 September 2005, to be paid on 28 February 2006.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Items 2 and 4: Approval of Option Program and Securing of the Agreements with Employees

As reported in November 2005, the Bank reached agreements with the employees' representatives, pursuant to which an Employee Option Program will be offered to employees in respect of 6% of the issued share capital of the Bank, and the existing collective agreements and arrangements in place at the Bank will be secured for a period of 5 years.

As part of these agreements, the employees undertook to maintain harmonious labor relations with their employers in all matters relating to the privatization process of the Bank and its full completion, and to refrain from

any action that would impede or delay the sale of the State-owned shares in the Bank.

The following matters are now being brought for the approval of the General Meeting: (a) the Option Program and (b) clause 5 of the special collective agreement signed on 30 November 2005 between the Bank and the employees' representatives (the "Collective Agreement"), relating to the securing of the employees' collective and individual rights until 31 December 2010.

With regard to the Option Program, it should be noted that employees of the Bank and of The Arab Israel Bank Ltd. and Leumi Mortgage Bank Ltd. (subsidiaries of the Bank), and employees of the Restaurants Association of Bank Leumi le-Israel (R.A.) will be offered options exercisable into 6% of the share capital of the Bank at the time of allotment (up to NIS 84,853,960 par value ordinary stock of the Bank). The options will be divided among all the participants in proportion with the salary that formed the basis for social provisions for the month of December 2005, such that Mr. Eitan Raff, the Chairman of the Board of Directors, will be offered 122,644 options and Mrs. Galia Maor, the President and Chief Executive Officer, will be offered 156,659 options. The offering of options to the Chairman of the Board of Directors was approved by the Audit Committee and the Board of Directors, pursuant to the Companies Law, and also requires the approval of the General Meeting.

The purpose of the Program is to promote the interests of the Bank and its goals, by means of (a) enabling the of participating employees to share the Bank's capital, through the allotment of options whose exercise periods are spread over a period of a number of years; (b) increasing the proprietary interest of the employees and managers in the success of the Bank and its business results; and (c) the arrangement of labor relations at the Bank, as part of the privatization process whereby the holdings of the State in the shares of the Bank are being sold. Generally, the holding of Bank shares by the participants creates an incentive for employees to improve the business results of the Bank in the long term, taking a long-term strategic view of the business development of the Leumi Group. The securing of the agreements with the employees is also intended to arrange labor relations at the Bank before its privatization.

The options are exercisable in two stages: the first of which – on the expiration of two years from the option allotment date, and the second – commencing from the end of the second year from the option allotment date until the expiry of the third year from the allotment date.

The Option Program and the securing of clause 5 of the Collective Agreement were approved by the Audit Committee and Board of Directors of the Bank, as required by the Companies Law.

The Bank has applied to the Tax Authority for approval of the Program and of the appointment of Tamir Fishman Trusts 2004 Ltd. as trustee of the Program, so that the Program may be operated within the framework of the capital gains track under section 102 of the Income Tax Ordinance. In addition, the Bank applied to the Tel Aviv Stock Exchange for approval in principle for the listing of the shares that will arise from the exercise of the options. As at the date of this report, the above approvals had yet to be received.

Attention is drawn in this regard to the Immediate Reports filed by the Bank on 25 December 2005 and 3 January 2006 in respect of the Option Program (numbered 2005-01-084135 and 2006-01-003093) and the Immediate Report filed on 10 January 2006 regarding a Transaction between a Company and Controlling Shareholder therein.

Documents relating to the Option Program and the Collective Agreement are available for the examination of stockholders at the Registered Office of the Bank.

Item 2: Text of the Resolution:

To approve the Employee Option Program, pursuant to the Preliminary Outline filed with the Israel Securities Authority on 3 January 2006, subject to such amendments as may be required by the relevant authorities, and that the transaction does not detrimentally affect the interests of the Bank.

Required Majority:

The majority shall include at least one third of the total votes of stockholders who do not have a personal interest in the approval of the transaction, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders may not exceed 1% of the total voting rights in the Bank.

Item 3: Approval of an Offer of Options to the Chairman of the Board of Directors as part of the Option Program

Pursuant to the Companies Law, the inclusion of the Chairman of the Board of Directors in the Option Program requires the approval of the Audit Committee and Board of Directors of the Bank, which were obtained on 22 December 2005, and the approval of the General Meeting.

Text of the Resolution:

To approve the offer of 122,644 options to the Chairman of the Board of Directors of the Bank under the above Option Program.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Approval of Securing the Rights of Employees for 5 years

See Item 2 above for explanation.

Text of the Resolution:

To approve the securing of collective and individual employee rights for a period of 5 years, in accordance with clause 5 of the special collective agreement between the Bank and the employees' representatives dated 30 November 2005, and that the transaction does not detrimentally affect the interests of the Bank.

Required Majority:

The majority shall include at least one third of the total votes of stockholders who do not have a personal interest in the approval of the transaction, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders may not exceed 1% of the total voting rights in the Bank.

Item 5: Approval of Amendment of the Indemnity granted by the Bank to the Members of the Board of Directors

In 2004, the General Meeting approved the granting of an indemnity to the Directors of the Bank, pursuant to the provisions of the Companies Law. In October 2005, following an amendment to the Companies Law, the General Meeting approved a corresponding amendment to the Articles of Association of the Bank.

The General Meeting is now requested, following the approval by the Audit Committee and the Board of Directors, to approve a similar amendment to the indemnity granted by the Bank to the members of the Board of Directors.

The main effect of the amendment is to allow, in the circumstances determined in the Companies Law, the granting of an indemnity in respect of reasonable litigation expenses, including lawyers' professional fees, incurred by a Director due to an investigation or proceeding carried out against him by an authorized authority, and which was concluded without the filing of a

criminal indictment against him and without the imposition of a monetary obligation as an alternative to criminal proceedings, or which was concluded without the filing of a criminal indictment against him, but with the imposition of a monetary obligation as an alternative to criminal proceedings in an offence that does not necessitate the proof of criminal intent.

In this connection, it should be noted that with regard to the implementation of indemnities granted to officers, the Bank is restricted by its decisions according to which the actual implementation of indemnities is conditional upon the fulfilment of two cumulative conditions: (1) the maximum amount in respect of the implementation of such indemnities shall not exceed 10% of the shareholders' equity of the Bank; and (2) the maximum amount in respect of the implementation of such indemnities will not detrimentally affect the minimum capital ratio required pursuant to the directives of the Supervisor of Banks.

Text of the Resolution:

To approve an amendment to the text of the indemnity granted by the Bank to the members of its Board of Directors pursuant to the resolution of the General Meeting of 15 February 2004, and in accordance with the amendment to the Articles of Association of the Bank of 31 October 2005, the main effect of which is to allow, in the circumstances determined in the Companies Law, the granting of an indemnity in respect of reasonable litigation expenses, including lawyers' professional fees, incurred by a Director due to an investigation or proceeding carried out against him by an authorized authority, and which was concluded without the filing of a criminal indictment against him and without the imposition of a monetary obligation as an alternative to criminal proceedings, or which was concluded without the filing of a criminal indictment against him, but with the imposition of a monetary obligation as an alternative to criminal proceedings in an offence that does not necessitate the proof of criminal intent.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The full text of the resolutions on the agenda of the General Meeting, the Preliminary Outline in respect of the Option Program and the abovementioned collective agreement, together with the other documents relating to these two matters, and the text of the proposed amendment to the indemnity, may be examined at the Secretariat of the Bank, Beit Leumi (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

Exhibit 16B

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 February 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the Special General Meeting held on 2 February 2006 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Bank Leumi le-Israel B.M.
Annex to Immediate Report dated 2.2.2006

Resolutions Approved at the Special General Meeting held on 2.2.2006

Item 1: Distribution of a Dividend in respect of the first 9 months of 2005

To approve the distribution of a dividend in respect of the nine months ending 30 September 2005 at the rate of 78.0% of the paid-up capital (NIS 0.78 for every NIS 1.0 par value of ordinary stock), constituting some 65.9% of the net profit for the nine months ending 30 September 2005, to be paid on 28 February 2006.

(The dividend will be paid to holders of the ordinary stock of the Bank who hold stock as of 15 February 2006 (the record date).)

Item 2: Approval of the Employee Option Program

To approve the Employee Option Program, pursuant to the Preliminary Outline filed with the Israel Securities Authority on 3 January 2006, subject to such amendments as may be required by the relevant authorities, and that the transaction does not prejudice the interests of the Bank.

(For details of the vote, see below.)

Item 3: Approval of the Offer of Options to the Chairman of the Board of Directors under the Option Program

To approve the offer of 122,644 options to the Chairman of the Board of Directors of the Bank under the above Option Program.

Item 4: Approval of the Securing of Employee Rights for a period of 5 years

To approve the securing of collective and individual employee rights for a period of 5 years, in accordance with clause 5 of the special collective agreement between the Bank and the employees' representatives dated 30 November 2005, and that the transaction does not prejudice the interests of the Bank.

(For details of the vote, see below.)

Item 5: Approval of an Amendment to the Indemnity granted by the Bank to the Members of its Board of Directors

To approve an amendment to the text of the indemnity granted by the Bank to the members of its Board of Directors pursuant to the resolution of the General Meeting of 15 February 2004, and pursuant to the amendment to the Articles

of the Bank of 31 October 2005. The main effect of the amendment is to allow, in the circumstances determined in the Companies Law, the granting of an indemnity in respect of reasonable litigation expenses, including lawyers' professional fees, incurred by a Director due to an investigation or proceeding carried out against him by an authorized authority, and which was concluded without the filing of a criminal indictment against him and without the imposition of a monetary obligation as an alternative to criminal proceedings, or which was concluded without the filing of a criminal indictment against him, but with the imposition of a monetary obligation as an alternative to criminal proceedings in an offence that does not necessitate the proof of criminal intent.

Details of the Voting regarding Items 2 and 4

	Item 2		Item 4	
	No. of Shares	Percentage of Vote	No. of Shares	Percentage of Vote
Total shares participating in the vote:	1,079,753,223	100.00	1,086,744,964	100.00
No. of shares voting in favor of the proposal:				
Shares Committee on behalf of The State of Israel (controlling shareholder):	279,761,404	25.91	279,761,404	25.74
Other shareholders having a personal interest:	70,711,674	6.55	70,711,674	6.51
Total shareholders having a personal interest:	350,473,078	32.46	350,473,078	32.25
Other shareholders:	561,859,050	52.04	579,875,252	53.36
Total in favor of the proposal:	912,332,128	84.50	930,348,330	85.61
Total shares that voted against the proposal (Shareholders having a personal interest did not vote against the proposal):	167,421,095	15.50	156,396,634	14.39

	Item 2 No. of Shares	Item 2 Percentage of Vote	Item 4 No. of Shares	Item 4 Percentage of Vote
Total shares that participated in the vote, excluding shareholders having a personal interest:	729,280,145	67.54	736,271,886	67.75
One third of the participants in the vote, excluding shareholders having a personal interest, as required by section 275 of the Companies Law:	243,093,382		245,423,962	
Total shares that voted in favor of the proposal (excluding shareholders having a personal interest):	561,859,050		579,875,252	

Exhibit 16C

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 25 May 2006, it was resolved to call an Annual General Meeting.
   Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
   The General Meeting is to be held on Monday, 3 July 2006 at 12:00 noon at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 4 June 2006.

3. Items on the agenda:

   See Annex 1 attached hereto.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. The text of the Voting Paper is attached hereto as Annex 3.

   Address of the website at which one may vote, in a case where the company is allowing voting through the internet: N/A

   E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 10 July 2006 at 12:00 noon at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The Registered Office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that the fifty-fifth Annual General Meeting of the Bank will be held at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv, on Monday, 3 July 2006 at 12:00 noon, for the following purposes:

1. To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2005;
2. To elect Mr. Meir Dayan for an additional period of three years as an External Director;
3. To elect four new Directors: (a) Ms. Zipora Gal Yam, (b) Prof. Arieh Gans, (c) Mr. Doron Cohen and (d) Prof. Efraim Sadka; (a separate vote will be held in respect of each candidate)
4. To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2006, and to approve the reimbursement of expenses, as determined in respect of External Directors;
5. To reelect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration;
6. To approve the resolutions concerning approval of holding positions and disclosure by Officers, according to the text presented to the Meeting;
7. To approve the payment of a bonus to the Chairman of the Board of Directors;
8. A. To approve the participation of the Chairman of the Board of Directors in the offer of 2.873% of the share capital of the Bank by the State to employees of the Bank and certain of its subsidiaries, pursuant to the outline of 9 May 2006 (as amended on 10 and 25 May 2006).

   B. To approve the granting of a loan by the Bank to the Chairman of the Board of Directors, for the purpose of purchasing the shares offered to him in accordance with the above offer.

   (The offer and loan to the Chairman of the Board of Directors are on identical terms to those being offered to the other participants.)

The majority required to approve the resolution in item 2 above shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

The majority required to adopt the remaining resolutions mentioned above is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Sunday 4 June 2006.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of items 2,3,4,6,7 and 8 on the agenda.

The addresses of the distribution website of the Israel Securities Authority (the "Securities Authority") and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which the text of the voting paper and the position papers (pursuant to the meaning contained in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution website of the Securities Authority.

Stockholders may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send, free of charge and via electronic mail, the link to the text of the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders who are not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given regarding a certain securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through whom he holds his stock, at a branch of the Stock Exchange member or via mail to his address in exchange for payment of the delivery charge only, if so requested. Such a request is to be made in advance regarding a certain securities account.

The final date for delivery of position papers to the Bank is Wednesday, 14 June 2006.

The final date for delivery of voting papers to the Bank is Friday, 30 June 2006, at 12:00 noon.

Apart from the option of voting by means of a voting paper in respect of the aforementioned items, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the Registered Office of the Bank no less than 48 hours before the time appointed for holding the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a

Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 1981, which was amended by Amendment No. 13 to the above law and which came into effect on 1 September 2004: "No person may come to an agreement with another regarding their voting for the election of a director of a banking corporation or a bank holding corporation, except in accordance with a permit granted by the Governor [of the Bank of Israel], following consultation with the Licenses Committee; this provision will not apply to a holder of means of control* who comes to an agreement with another, that the other shall vote in the name of and on behalf of the holder for such person as the holder of means of control directs him, provided that the other shall not vote in the name of and on behalf of more than one other holder."
Therefore, as regards the election of Directors (items 2 and 3 on the agenda), a proxy holder who is himself a stockholder of the Bank may vote in the name of and on behalf of one additional stockholder only. As regards the other matters on the agenda of the General Meeting, there is nothing to prevent a proxy holder from representing more than one stockholder.

Tel Aviv, 28 May 2006

By Order of the Board of Directors

Jennifer Janes, Adv.
Secretary

The full text of the resolutions on the agenda may be examined at the Secretariat of the Bank at the Registered Office of the Bank, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

* i.e. a stockholder

Annex 2

Details of the Items on the Agenda of the General Meeting:

Item 1: The Financial Statements for the year ending 31 December 2005

The Annual Report of the Bank for 2005 may be viewed at the Magna website of the Israel Securities Authority and at the website of the Bank, www.bankleumi.co.il.
In addition, copies are available on request from the Secretariat of the Bank, P.O. Box 2, Tel Aviv 61000, telephone 03-5149716.

Text of the Resolution: To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2005

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Election of Mr. Meir Dayan as an External Director for an Additional Period of Three Years

Description of Item: Mr. Meir Dayan has served as an External Director of the Bank pursuant to Section 239 of the Companies Law, 1999 (the "Companies Law") since 24 July 2003 and will complete his three year term on 23 July 2006. The shares committee of the Bank, that votes in respect of the shares held by the State pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Shares Committee") has proposed his election for an additional period of three years, as of such date.

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Meir Dayan
(1A) Identity Number: 00762830-8
(2) Date of Birth: 5 August 1943
(3) Address for Service of Court Documents: 29A Abarbanel Street, Raanana
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Chairman of the Audit Committee, Chairman of the Remuneration Committee, Member of the Credit Committee, Finance Committee, Administration Committee, Guidelines Committee, Special Committee for LII Offerings, Securities Committee, Prospectus Committee and Ad Hoc Committee for the Implementation of the Capital Market Reform.
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: Yes
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003
(9) Education and employment during the last five years and details of the corporations where he serves as a director:

Education: BA in Business Administration, MA in Economics and Political Science – The Hebrew University of Jerusalem.
Economist, International Business Consultant
Director, Real Estate Participations in Israel Ltd., Migdal Shalom Meir Ltd., The Hebrew University's Assets Ltd.
Until July 2003, Director of Maalot - The Israel Securities Rating Company Ltd.
Until June 2001, CEO of I.C.C. Israel Capital Corporation Ltd., Chairman of the Board of Directors of Mercator Ltd., Director of Inventech Ltd., Direct Personal Insurance Company Ltd., Phone Or Ltd., Bank of Jerusalem Ltd., Nova Measuring Instruments Ltd. and Export Investment Co. Ltd.
Alternate Director of Readymix Ltd. and Elem Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Meir Dayan as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for a period of three years, commencing 24 July 2006.

Required Majority: The majority shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank, or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

Item 3: Election of New Directors

Description of Item: Mr. Itzhak Hoffi retired from the Board of Directors on 30 January 2006. Adv. Rena Shashua-Hasson completed her term as an External Director (in accordance with Directive 301 of the Supervisor of Banks) at the end of January 2006, and Mr. Chaim Yaron will complete his term as an External Director pursuant to the above Directive on 10 June 2006.
Mr. Barouch Bahat is retiring by rotation (pursuant to the Articles of Association of the Bank), and is not offering himself for reelection.
Mr. Bahat has served on the Board of Directors since 1994. Mr. Yaron and Adv. Shashua-Hasson have served on the Board of Directors since 2000, and Mr. Hoffi since 2002. They have all contributed much to the advancement of the business of the Bank and its betterment.

The Shares Committee of the Bank notified the Bank of its intention to propose to the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, to elect four new Directors, Ms. Zipora Gal Yam, Prof. Arieh Gans, Mr. Doron Cohen and Prof. Efraim Sadka.
The Bank of Israel has notified the Bank that it has no objection to the election of these candidates.

Item 3(A): Election of Ms. Zipora Gal Yam as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Zipora Gal Yam
(1A) Identity Number: 002705325
(2) Date of Birth: 19 May 1944
(3) Address for Service of Court Documents: 10 Koreh Hadorot Street, Jerusalem 93387
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is she an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: B.A. in Economics and Philosophy – The Hebrew University of Jerusalem.
Economic Consultant and Company Director.
Chairman of the Board of Directors and External Director of Peles – Keren Gmulim Le-Atzmaim Ltd., Amir – Keren Gmulim Ltd. and Ber – Keren Gmulim Ltd. (will retire from these companies prior to taking up office).
External Director of HBL – Hadasit Bio-Holdings Ltd.
Until 2005, External Director and member of the Investment Committee and Audit Committee of Katzir Kupat Tagmulim Ve'Pitzuim Ltd., Beitar Kranot Gmulim Ltd., Keren Mercazit Le-Pitzuei Piturin Ltd., Tagmulim Ltd., and member of the advisory committee acting as the board of directors of Manpower Israel Ltd.
Until 2001, Head of the Economic and State Income Department of the Ministry of Finance, and member of the management of the Ministry of Finance.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Ms. Zipora Gal Yam.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(B): Election of Prof. Arieh Gans as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Arieh Gans, Professor
(1A) Identity Number: 044383537
(2) Date of Birth: 10 October 1936
(3) Address for Service of Court Documents: 7 Lahn Street, Ramat Gan 52492
(4) Citizenship: Israeli

(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Accounting – The Hebrew University of Jerusalem (Tel Aviv Branch).
C.P.A, Professor of Accounting and Lecturer in the Faculty of Management of Tel Aviv University, and Company Director.
Director, CEO and Owner of A. Gans Management Services and Consultation Ltd. Member of the Professional Committee of the Israeli Accounting Standards Institution. Member of the Professional Consultation Council of the Institute of Certified Public Accountants in Israel. Senior Examiner in Advanced Financial Accounting of the Certified Public Accountants' Council.
Acting Chairman of the Board of Directors and Chairman of the Audit Committee of Maalot - The Israel Securities Rating Company Ltd. (will retire prior to taking up office).
External Director and Chairman of the Audit Committee of Jerusalem Economic Corporation Ltd.
Director and Chairman of the Finance Committee of Middle East Tube Co. Ltd.
Until 2005, Director and Chairman of the Finance Committee of Pelephone Communications Ltd., Director and Chairman of the Audit Committee of Mercantile Provident Funds Management Ltd.
Until 2002, Director of Blue Square Israel Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Prof. Arieh Gans.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(C): Election of Mr. Doron Cohen as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Doron Cohen
(1A) Identity Number: 069418945
(2) Date of Birth: 9 August 1964
(3) Address for Service of Court Documents: 2 Agoz Street, Reut 71908
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---

(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Business Administration, MBA (specializing in Finance) – The Hebrew University of Jerusalem.
CEO of Co-Op Blue Square Service Society Ltd. Company Director. Owner of Trigger D.C. Ltd.
Director of Keren Le-Cooperatzia Tzarchanit Ltd., Tami-Tesua Muvtachat Israel Ltd.
Until April 2006, External Director of Mercantile Discount Bank Ltd. and Minrav Holdings Ltd.
Until May 2005, Director of Blue Square Furniture Ltd.
Until June 2003, Director of Blue Square Israel Ltd. and Blue Square Chain Properties and Investments Ltd.
Until November 2002, Director of Hamashbir Le-Tzarchan Israel Ltd. and subsidiary companies.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Mr. Doron Cohen.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(D): Election of Prof. Efraim Sadka as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Efraim Sadka, Professor
(1A) Identity Number: 046002747
(2) Date of Birth: 10 July 1946
(3) Address for Service of Court Documents: 28 Burla Street, Tel Aviv 69364
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations in which he serves as a director:
Education: B.A. in Economics and Statistics – The Hebrew University of Jerusalem.
Ph.D in Economics, Massachusetts Institute of Technology (M.I.T)

Professor of Economics, Tel Aviv University, The Henry Kaufman Professor of International Capital Markets, Lecturer, Researcher and Economic Consultant. Company Director.
Until 2006, Director of Tel Aviv University Economic Corporation Ltd.
Until October 2005, Chairman of the Board of Directors of Housing and Construction Holding Co. Ltd.
Until July 2002, Chairman of the Board of Directors of Yedidim Holding and Management Ltd and its subsidiaries: Manof Pension Funds Management Ltd., Atidit Pension Funds Ltd., Atidit Provident Funds Ltd. and Le-Atid Pension Fund Management Co. Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Prof. Efraim Sadka.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Directors' Fees

Description of Item: It is proposed that, as in previous years, the fees of all Directors (excluding the Chairman) be determined in accordance with the fees payable to External Directors, pursuant to the table in the Regulations regarding External Directors' compensation (the "Compensation Regulations"). It is also proposed that, as is the practice, the dates of payment and the linkage provisions be based on the Compensation Regulations.
In addition, it is proposed to approve the reimbursement of travel expenses in connection with participation in meetings for Directors who reside outside the area where the meeting takes place, and reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties, as is permitted by the Compensation Regulations.
The resolution was approved by the Audit Committee and subsequently by the Board of Directors of the Bank, as required by the Companies Law.

Text of the Resolution: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2006, including attendance fees in the amount of NIS 1,818 per meeting, and annual compensation in the amount of NIS 47,272 (figures correct as of 31 December 2005), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties and travel expenses in connection with participation in meetings for Directors who reside outside the area in which the meeting takes place.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 5: Re-election of Auditors

Description of Item: The Annual General Meeting is requested to approve the reelection of the joint auditors of the Bank, Somekh Chaikin and Kost Forer Gabbay & Kasierer and to authorize the Audit Committee of the Board of Directors to fix their remuneration. For the report on the remuneration of the Auditors, see page 207 of the Annual Report.

Text of the Resolution: To re-elect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and authorize the Audit Committee of the Board of Directors to fix their remuneration.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 29 June 2005.

The Companies Law imposes on the officers of the Bank a duty to refrain from any action that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.

It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific action or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific action or transaction requires approval under the Companies Law.

In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors of the Bank, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by Officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Description of Item: As detailed in the Annual Report, the Bank achieved a net profit in 2005 of NIS 2,136 million, an increase of 14.6% compared with 2004, and a net return on equity of 14.3%. Net operating profit increased by NIS 155 million, an increase of 8.1% as compared with 2004. In light of the financial results and improvement in profitability achieved in the Leumi Group under the leadership of the Chairman of the Board of Directors, and pursuant to the Bank's annual compensation policy as regards employees and senior employees, it is proposed to award a bonus to the Chairman of the Board of Directors in the amount of NIS 2,101.4 thousand in respect of the 2005 results. The Chairman of the Board of Directors is not entitled to any related benefits in respect of the amount of the bonus. The proposal was approved by the Audit Committee and subsequently by the Board of Directors of the Bank, pursuant to the Companies Law.

Text of the Resolution: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,101.4 thousand in respect of the 2005 results.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Approval of the Participation of the Chairman of the Board of Directors in the Offer of Shares by the State to Employees, and the Granting of a Loan by the Bank to the Chairman of the Board of Directors for Financing the Purchase thereof.

Description of Item: Pursuant to the agreements with regard to the privatization of the Bank and the decisions of the Knesset Finance Committee, the State intends to make an offer to all the employees of the Bank and the employees of certain subsidiaries of the Bank for the purchase from it of up to 2.873% of the Bank's share capital, namely NIS 40,630,905 par value ordinary stock. The offer will be made in accordance with the outline of 9 May 2006 (as amended on 10 and 25 May 2006), subject to changes to the outline up to the date of actual execution of the offer in accordance therewith, including adjustments to the share price, as detailed below.

The stock will be offered to each participant *pro rata* to the salary constituting the basis for social provisions for the month of December 2005, such that Mr. Eitan Raff, Chairman of the Board of Directors will be offered NIS 59,131 par value ordinary stock.

The purchase price is NIS 11.53 for every NIS 1 par value ordinary stock (as at 9 May 2006), and is subject to adjustments as detailed in the outline, including CPI linkage and interest at an annual rate of 2%, beginning 24 November 2005, until the date of actual payment.
The stock will be held by a trustee, and will be locked-up for 4 years.

As part of the above offer, and with the approval of the Supervisor of Banks, the Bank will offer loans to the participants, including the Chairman of the Board of Directors, for financing the purchase of the stock being offered to them and the applicable tax (should such be applicable in respect of the purchase of the stock at the time of purchase), with the loans being CPI-linked, but not bearing interest. The loans will be repaid after 4 years (bullet). The loans are not on non-recourse conditions, and according to notification by the Bank of Israel, are not extendable at the end of the 4 years.
The Bank has received a draft approval from the Tax Authority, pursuant to which the provisions of Section 102 of the Income Tax Ordinance will apply to the program, and for the offer to the participants to be made pursuant to the aforesaid section 102.
The offer of shares to the Chairman of the Board of Directors and the granting of a loan for the purchase thereof as mentioned were approved by the Audit Committee and subsequently by the Board of Directors of the Bank pursuant to the Companies Law and the directives of the Supervisor of Banks, and also require the approval of the General Meeting.

<u>Text of the Resolution</u>:

A. To approve the participation of the Chairman of the Board of Directors in the offer of 2.873% of the share capital of the Bank by the State to the employees of the Bank, pursuant to the outline of 9 May 2006 (as amended on 10 and 25 May 2006), subject to changes to the outline up to the date of actual execution of the offer.
B. To approve the granting of a loan to the Chairman of the Board of Directors, for the purpose of the purchase of the shares being offered to him in accordance with the above offer, with the offer and the loan being made on identical terms to those being offered to the other participants.

<u>Required Majority</u>: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Annex 3

BANK LEUMI LE-ISRAEL B.M.

Voting Paper pursuant to the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations") in respect of the Annual General Meeting to be held on Monday 3 July 2006.

First Part

1. Name of Company: Bank Leumi le-Israel B.M. (the "Bank").

2. Type of General Meeting, Date and Place at which to be Held: Annual General Meeting. The General Meeting will be held on Monday 3 July 2006 at 12:00 noon at the offices of the Bank at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv. Should the Meeting be adjourned, the adjourned Meeting will be held on Monday 10 July 2006, at the same place and time.

3. Details of the Subjects on the Agenda in relation to which voting by means of Voting Paper is Permitted:

   Item 2: Election of Mr. Meir Dayan as an External Director for an Additional Period of Three Years

   Description of Item: Mr. Meir Dayan has served as an External Director of the Bank pursuant to Section 239 of the Companies Law, 1999 (the "Companies Law") since 24 July 2003 and will complete his three year term on 23 July 2006. The shares committee of the Bank, that votes in respect of the shares held by the State pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Shares Committee") has proposed his election for an additional period of three years, as of such date.

   Details regarding the candidate, to the best of the knowledge of the Bank:
   (1) Name: Meir Dayan
   (1A) Identity Number: 00762830-8
   (2) Date of Birth: 5 August 1943
   (3) Address for Service of Court Documents: 29A Abarbanel Street, Raanana
   (4) Citizenship: Israeli
   (5) Membership of Committees of the Board of Directors: Chairman of the Audit Committee, Chairman of the Remuneration Committee, Member of the Credit Committee, Finance Committee, Administration Committee, Guidelines Committee, Special Committee for LII Offerings, Securities Committee, Prospectus Committee and Ad Hoc Committee for the Implementation of the Capital Market Reform.
   (6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: Yes

(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: BA in Business Administration, MA in Economics and Political Science – The Hebrew University of Jerusalem.
Economist, International Business Consultant
Director, Real Estate Participations in Israel Ltd., Migdal Shalom Meir Ltd., The Hebrew University's Assets Ltd.
Until July 2003, Director of Maalot - The Israel Securities Rating Company Ltd.
Until June 2001, CEO of I.C.C. Israel Capital Corporation Ltd., Chairman of the Board of Directors of Mercator Ltd., Director of Inventech Ltd., Direct Personal Insurance Company Ltd., Phone Or Ltd., Bank of Jerusalem Ltd., Nova Measuring Instruments Ltd. and Export Investment Co. Ltd.
Alternate Director of Readymix Ltd. and Elem Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Meir Dayan as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for a period of three years, commencing 24 July 2006.

Required Majority: The majority shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank, or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total voting rights in the Bank.

In the Second Part of this Voting Paper, space has been allocated for the indication of the existence or absence of a connection with regard to this Item 2, and for a description of the nature of the relevant connection, as required according to the provisions of the Companies Law and the Regulations. **It is emphasized that where a stockholder does not indicate the existence or absence of such connection, or does not describe the nature of the connection, his/her vote will not be included in the count.**

Item 3: Election of New Directors

Description of Item: Mr. Itzhak Hoffi retired from the Board of Directors on 30 January 2006. Adv. Rena Shashua-Hasson completed her term as an External Director (in accordance with Directive 301 of the Supervisor of Banks) at the end of January 2006, and Mr. Chaim Yaron will complete his term as an External Director pursuant to the above Directive on 10 June 2006.
Mr. Barouch Bahat is retiring by rotation (pursuant to the Articles of Association of the Bank), and is not offering himself for reelection.
Mr. Bahat has served on the Board of Directors since 1994. Mr. Yaron and Adv. Shashua-Hasson have served on the Board of Directors since 2000, and Mr. Hoffi since

2002. They have all contributed much to the advancement of the business of the Bank and its betterment.

The Shares Committee of the Bank notified the Bank of its intention to propose to the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, to elect four new Directors, Ms. Zipora Gal Yam, Prof. Arieh Gans, Mr. Doron Cohen and Prof. Efraim Sadka.
The Bank of Israel has notified the Bank that it has no objection to the election of these candidates.

Item 3(A): Election of Ms. Zipora Gal Yam as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Zipora Gal Yam
(1A) Identity Number: 002705325
(2) Date of Birth: 19 May 1944
(3) Address for Service of Court Documents: 10 Koreh Hadorot Street, Jerusalem 93387
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is she an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: B.A. in Economics and Philosophy – The Hebrew University of Jerusalem.
Economic Consultant and Company Director.
Chairman of the Board of Directors and External Director of Peles – Keren Gmulim Le-Atzmaim Ltd., Amir – Keren Gmulim Ltd. and Ber – Keren Gmulim Ltd. (will retire from these companies prior to taking up office).
External Director of HBL – Hadasit Bio-Holdings Ltd.
Until 2005, External Director and member of the Investment Committee and Audit Committee of Katzir Kupat Tagmulim Ve'Pitzuim Ltd., Beitar Kranot Gmulim Ltd., Keren Mercazit Le-Pitzuei Piturin Ltd., Tagmulim Ltd., and member of the advisory committee acting as the board of directors of Manpower Israel Ltd.
Until 2001, Head of the Economic and State Income Department of the Ministry of Finance, and member of the management of the Ministry of Finance.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Ms. Zipora Gal Yam.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(B): Election of Prof. Arieh Gans as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Arieh Gans, Professor
(1A) Identity Number: 044383537
(2) Date of Birth: 10 October 1936
(3) Address for Service of Court Documents: 7 Lahn Street, Ramat Gan 52492
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Accounting – The Hebrew University of Jerusalem (Tel Aviv Branch).
C.P.A, Professor of Accounting and Lecturer in the Faculty of Management of Tel Aviv University, and Company Director.
Director, CEO and Owner of A. Gans Management Services and Consultation Ltd. Member of the Professional Committee of the Israeli Accounting Standards Institution. Member of the Professional Consultation Council of the Institute of Certified Public Accountants in Israel. Senior Examiner in Advanced Financial Accounting of the Certified Public Accountants' Council.
Acting Chairman of the Board of Directors and Chairman of the Audit Committee of Maalot - The Israel Securities Rating Company Ltd. (will retire prior to taking up office).
External Director and Chairman of the Audit Committee of Jerusalem Economic Corporation Ltd.
Director and Chairman of the Finance Committee of Middle East Tube Co. Ltd.
Until 2005, Director and Chairman of the Finance Committee of Pelephone Communications Ltd., Director and Chairman of the Audit Committee of Mercantile Provident Funds Management Ltd.
Until 2002, Director of Blue Square Israel Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Prof. Arieh Gans.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(C): Election of Mr. Doron Cohen as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Doron Cohen

(1A) Identity Number: 069418945
(2) Date of Birth: 9 August 1964
(3) Address for Service of Court Documents: 2 Agoz Street, Reut 71908
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Business Administration, MBA (specializing in Finance) – The Hebrew University of Jerusalem.
CEO of Co-Op Blue Square Service Society Ltd. Company Director. Owner of Trigger D.C. Ltd.
Director of Keren Le-Cooperatzia Tzarchanit Ltd., Tami-Tesua Muvtachat Israel Ltd.
Until April 2006, External Director of Mercantile Discount Bank Ltd. and Minrav Holdings Ltd.
Until May 2005, Director of Blue Square Furniture Ltd.
Until June 2003, Director of Blue Square Israel Ltd. and Blue Square Chain Properties and Investments Ltd.
Until November 2002, Director of Hamashbir Le-Tzarchan Israel Ltd. and subsidiary companies.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Mr. Doron Cohen.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3(D): Election of Prof. Efraim Sadka as Director

Details regarding the candidate, to the best of the knowledge of the Bank:
(1) Name: Efraim Sadka, Professor
(1A) Identity Number: 046002747
(2) Date of Birth: 10 July 1946
(3) Address for Service of Court Documents: 28 Burla Street, Tel Aviv 69364
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: ---
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No

(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting

(9) Education and employment during the last five years and details of the corporations in which he serves as a director:

Education: B.A. in Economics and Statistics – The Hebrew University of Jerusalem. Ph.D in Economics, Massachusetts Institute of Technology (M.I.T)

Professor of Economics, Tel Aviv University, The Henry Kaufman Professor of International Capital Markets, Lecturer, Researcher and Economic Consultant. Company Director.

Until 2006, Director of Tel Aviv University Economic Corporation Ltd.

Until October 2005, Chairman of the Board of Directors of Housing and Construction Holding Co. Ltd.

Until July 2002, Chairman of the Board of Directors of Yedidim Holding and Management Ltd and its subsidiaries: Manof Pension Funds Management Ltd., Atidit Pension Funds Ltd., Atidit Provident Funds Ltd. and Le-Atid Pension Fund Management Co. Ltd.

(10) Is he a family member of another interested party of the corporation – No

(11) Does he possess accounting or financial expertise – Yes

<u>Text of the Resolution</u>: To elect a new Director, Prof. Efraim Sadka.

<u>Required Majority</u>: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

<u>Item 4</u>: <u>Directors' Fees</u>

<u>Description of Item</u>: It is proposed that, as in previous years, the fees of all Directors (excluding the Chairman) be determined in accordance with the fees payable to External Directors, pursuant to the table in the Regulations regarding External Directors' compensation (the "Compensation Regulations"). It is also proposed that, as is the practice, the dates of payment and the linkage provisions be based on the Compensation Regulations.

In addition, it is proposed to approve the reimbursement of travel expenses in connection with participation in meetings for Directors who reside outside the area where the meeting takes place, and reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties, as is permitted by the Compensation Regulations.

The resolution was approved by the Audit Committee and subsequently by the Board of Directors of the Bank, as required by the Companies Law.

<u>Text of the Resolution</u>: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2006, including attendance fees in the amount of NIS 1,818 per meeting, and annual compensation in the amount of NIS 47,272 (figures correct as of 31 December 2005), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in

order to fulfill their duties and travel expenses in connection with participation in meetings for Directors who reside outside the area in which the meeting takes place.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 29 June 2005.
The Companies Law imposes on the officers of the Bank a duty to refrain from any action that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.
It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific action or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific action or transaction requires approval under the Companies Law.
In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors of the Bank, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by Officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

In the Second Part of this Voting Paper, space has been allocated for the indication of the existence or absence of a connection with regard to this Item 6, and for a description of the nature of the relevant connection, as required according to the provisions of the Companies Law and the Regulations. **It is emphasized that where a stockholder does not indicate the existence or absence of such connection, or does not describe the nature of the connection, his vote will not be included in the count.**

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Description of Item: As detailed in the Annual Report, the Bank achieved a net profit in 2005 of NIS 2,136 million, an increase of 14.6% compared with 2004, and a net return on equity of 14.3%. Net operating profit increased by NIS 155 million, an increase of 8.1% as compared with 2004. In light of the financial results and improvement in profitability achieved in the Leumi Group under the leadership of the Chairman of the Board of Directors, and pursuant to the Bank's annual compensation policy as regards employees and senior employees, it is proposed to award a bonus to the Chairman of the Board of Directors in the amount of NIS 2,101.4 thousand in respect of the 2005 results. The Chairman of the Board of Directors is not entitled to any related benefits in respect of the amount of the bonus.
The proposal was approved by the Audit Committee and subsequently by the Board of Directors of the Bank, pursuant to the Companies Law.

Text of the Resolution: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,101.4 thousand in respect of the 2005 results.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Approval of the Participation of the Chairman of the Board of Directors in the Offer of Shares by the State to Employees, and the Granting of a Loan by the Bank to the Chairman of the Board of Directors for Financing the Purchase thereof.

Description of Item: Pursuant to the agreements with regard to the privatization of the Bank and the decisions of the Knesset Finance Committee, the State intends to make an offer to all the employees of the Bank and the employees of certain subsidiaries of the Bank for the purchase from it of up to 2.873% of the Bank's share capital, namely NIS 40,630,905 par value ordinary stock. The offer will be made in accordance with the outline of 9 May 2006 (as amended on 10 and 25 May 2006), subject to changes to the outline up to the date of actual execution of the offer in accordance therewith, including adjustments to the share price, as detailed below.

The stock will be offered to each participant *pro rata* to the salary constituting the basis for social provisions for the month of December 2005, such that Mr. Eitan Raff, Chairman of the Board of Directors will be offered NIS 59,131 par value ordinary stock.

The purchase price is NIS 11.53 for every NIS 1 par value ordinary stock (as at 9 May 2006), and is subject to adjustments as detailed in the outline, including CPI linkage and interest at an annual rate of 2%, beginning 24 November 2005, until the date of actual payment.
The stock will be held by a trustee, and will be locked-up for 4 years.

As part of the above offer, and with the approval of the Supervisor of Banks, the Bank will offer loans to the participants, including the Chairman of the Board of Directors, for financing the purchase of the stock being offered to them and the applicable tax (should such be applicable in respect of the purchase of the stock at the time of purchase), with the loans being CPI-linked, but not bearing interest. The loans will be repaid after 4 years (bullet). The loans are not on non-recourse conditions, and according to notification by the Bank of Israel, are not extendable at the end of the 4 years.
The Bank has received a draft approval from the Tax Authority, pursuant to which the provisions of Section 102 of the Income Tax Ordinance will apply to the program, and for the offer to the participants to be made pursuant to the aforesaid section 102.
The offer of shares to the Chairman of the Board of Directors and the granting of a loan for the purchase thereof as mentioned were approved by the Audit Committee and subsequently by the Board of Directors of the Bank pursuant to the Companies Law and the directives of the Supervisor of Banks, and also require the approval of the General Meeting.

Text of the Resolution:

A. To approve the participation of the Chairman of the Board of Directors in the offer of 2.873% of the share capital of the Bank by the State to the employees of the Bank, pursuant to the outline of 9 May 2006 (as amended on 10 and 25 May 2006), subject to changes to the outline up to the date of actual execution of the offer.
B. To approve the granting of a loan to the Chairman of the Board of Directors, for the purpose of the purchase of the shares being offered to him in accordance with the above offer, with the offer and the loan being made on identical terms to those being offered to the other participants.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

4. Place and Time at which the Full Text of the Proposed Resolutions may be Examined: The full text of the proposed resolutions may be examined at the Secretariat of the Bank at the Bank's Registered Office, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

5. The voting paper will only be valid if an unregistered shareholder's certificate of ownership is attached thereto (that is, a person in whose name ordinary stock of the Bank is registered with a Stock Exchange Member, and such stock is included in the stock registered in the Register of Shareholders in the name of the nominee company (Hevra Le-Rishumim)). In the case of holders of shares (stock) registered in the Register of Shareholders of the Bank, the voting paper will only be valid if a copy of an identity document, passport or certificate of incorporation is attached thereto. The voting paper, together with the aforementioned attachments, must reach the Bank at least 72 hours before the time of the Meeting (by Friday, 30 June 2006 at 12:00 noon).

6. Address of the Bank for the Delivery of Voting Papers and Position Papers: The Bank's Registered Office, Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, for attention of the Secretariat of the Bank (11th floor).

7. Final Date for the delivery of Position Papers to the Bank: 10 days following the record date i.e. by 14 June 2006.

8. Final Date for the delivery of the Response of the Board of Directors to the Position Papers: 12 days prior to the date of the General Meeting i.e. 21 June 2006.

9. Address of the distribution website of the Israel Securities Authority and the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which voting papers and position papers are obtainable:

   - Distribution website of the Israel Securities Authority: http://www.magna.isa.gov.il/
   - Website of the Stock Exchange: http://www.maya.tase.co.il/

10. A stockholder is entitled to receive the certificate of ownership at a branch of the Stock Exchange member or via mail, if so requested. Such a request is to be made in advance in relation to a certain securities account.

11. An unregistered stockholder is entitled to receive, via electronic mail and free of charge, the link to the text of the voting paper and position papers on the distribution site of the Securities Authority from the Stock Exchange member through whom he holds his stock, unless he notifies the Stock Exchange member that he does not wish to receive the said link or that he wishes to receive voting papers via mail in exchange for payment; notice with regard to voting papers also applies to the receipt of position papers.

One or more stockholders who, on the record date (4 June 2006), hold an amount constituting five percent or more of the total voting rights in the Bank, and whoever holds the said amount out of the total voting rights that are not held by the controlling shareholder of the Bank (as defined in Section 268 of the Companies Law (the "Controlling Shareholder")), is entitled to examine, either personally or through a representative, following the holding of the General Meeting, at the Registered Office of the Bank during normal business hours, the voting papers detailed in regulation 10 of the Regulations.
The amount of stock constituting 5% of the total voting rights of the Bank is NIS 70,711,634 par value ordinary stock of the Bank.
The amount of stock constituting 5% of the total voting rights of the Bank that are not held by the Controlling Shareholder is NIS 56,724,873 par value ordinary stock of the Bank.

Voting Paper – Second Part

Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations")

Name of Company: Bank Leumi le- Israel B.M.

Address of the Company (for delivery and sending of voting papers): Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546 (11th floor), for attention of the Secretariat of the Bank

Company No.: 52-001807-8

Date of Meeting: Monday, 3 July 2006, at 12:00 noon

Type of Meeting: Annual

Record Date: Sunday, 4 June 2006

(To here to be completed by the Company)

Details of Shareholder

Name of Shareholder (Ordinary Stock) - ______________________________

Identity No.: ______________________________

If the shareholder is not a holder of an Israeli Identity Document –

Passport No.: ______________________________

Country of Issue: ______________________________

Expiry Date: ______________________________

If the shareholder is a corporation –

Registered No.: ______________________________

Country of Registration: ______________________________

Manner of Voting

Item Number on the Agenda	Manner of Voting[1]			With regard to the election of an External Director (Section 239(b) of the Companies Law – Are you a controlling shareholder (Item 2)[2]?		With regard to the approval of a transaction pursuant to section 255 of the Companies Law – Do you have a personal interest in the Resolution (Item 6)[2]?	
	In Favor	Against	Abstain	Yes*	No	Yes*	No
2							
3(A)							
3(B)							
3(C)							
3(D)							
4							
6							
7							
8							

Details

Regarding the Resolution for the approval of the election of an External Director – Item 2 on the Agenda – the following are details regarding my/our being a "Controlling Shareholder" (pursuant to Section 239(b) of the Companies Law):

____

____

Regarding the Resolution concerning approval of holding positions and disclosure by Officers – Item 6 on the Agenda – the following are the details regarding my/our having a "personal interest in the Resolution" (pursuant to Section 255 of the Companies Law):

____

____

Date　　　　　　　　　　　　　　　　　　　　Signature

Stockholders who hold stock through a Stock Exchange member (pursuant to Section 177(1) of the Companies Law) – the voting paper is valid only together with a certificate of ownership.

Stockholders registered in the Register of Stockholders – the voting paper is valid only together with a copy of an identity document/passport/certificate of incorporation.

[1] Lack of completion will be considered abstention from voting with regard to the relevant Item.

[2] The votes of a stockholder who does not complete this column, or who indicates "yes" and does not provide details will not be counted.

* Please provide details.

Exhibit 16D

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 July 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the Annual General Meeting held on 3 July 2006 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Bank Leumi le-Israel B.M.
Annex to Immediate Report dated 3.7.2006

Resolutions Approved at the Annual General Meeting held on 3.7.2006

Item 1: The Financial Statements for the year ending 31 December 2005

Resolved: To receive the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2005

Item 2: Election of Mr. Meir Dayan as an External Director for an Additional Period of Three Years

Resolved: To reelect Mr. Meir Dayan as an External Director pursuant to sections 239 and 245 of the Companies Law, 1999 for a period of three years, commencing 24 July 2006.

(For details of the vote, see below.)

Item 3: Election of New Directors

Item 3(A): Election of Ms. Zipora Gal Yam as Director

Resolved: To elect a new Director, Ms. Zipora Gal Yam.

Item 3(B): Election of Prof. Arieh Gans as Director

Resolved: To elect a new Director, Prof. Arieh Gans.

Item 3(C): Election of Mr. Doron Cohen as Director

Resolved: To elect a new Director, Mr. Doron Cohen.

Item 3(D): Election of Prof. Efraim Sadka as Director

Resolved: To elect a new Director, Prof. Efraim Sadka.

Item 4: Directors' Fees

Resolved: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2006, including attendance fees in the amount of NIS 1,818 per meeting, and annual compensation in the amount of NIS 47,272 (figures correct as of 31 December 2005), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties and travel expenses in connection with

participation in meetings for Directors who reside outside the area in which the meeting takes place.

Item 5: Re-election of Auditors

Resolved: To re-elect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Resolved: To approve the resolutions concerning approval of holding positions and disclosure by Officers, in accordancewith the text presented to the Meeting.

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Resolved: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,101.4 thousand in respect of the 2005 results.

Item 8: Approval of the Participation of the Chairman of the Board of Directors in the Offer of Shares by the State to Employees, and the Granting of a Loan by the Bank to the Chairman of the Board of Directors for Financing the Purchase thereof.

Resolved:

A. To approve the participation of the Chairman of the Board of Directors in the offer of 2.873% of the share capital of the Bank by the State to the employees of the Bank, pursuant to the outline of 9 May 2006 (as amended on 10 and 25 May 2006), subject to changes to the outline up to the date of actual execution of the offer, and to the relevant adjustments.

B. To approve the granting of a loan to the Chairman of the Board of Directors, for the purpose of the purchase of the shares being offered to him in accordance with the above offer, with the offer and the loan being made on identical terms to those being offered to the other participants.

Details of the Voting regarding Item 2

The majority required to approve the resolution shall include at least one third of the total votes of stockholders who are not controlling shareholders of the Bank or acting on their behalf, taking part in the vote (in calculating the total votes of such stockholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above stockholders will not exceed 1% of the total rights in the Bank.

	No. of Shares	Percentage
Total shares participating in the vote:	690,015,066	100
Number of shares voting in favor of the proposal:		
Shares Committee on behalf of the State of Israel (controlling shareholder):	279,761,404	40.5
Other shareholders:	410,157,062	59.4
Total in favor of the proposal:	689,918,466	99.9
Total shares that voted against the proposal (controlling shareholders did not vote against the proposal):	96,600	0.01

Total shares that participated in the vote, excluding the State:	410,253,662	100
Total shares that voted in favor of the proposal (excluding the State):	410,157,062	99.98
One third of the participants in the vote, excluding the State, as required by section 239 of the Companies Law:	136,751,221	

Exhibit 16E

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

8 January 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 8 January 2007, it was resolved to call a Special General Meeting.

   Registration Number of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611

   The General Meeting is to be held on Wednesday, 14 February 2007 at 11:00 a.m. at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 15 January 2007.

3. Items on the agenda:

   See Annex 1 attached hereto.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. The text of the Voting Paper is attached hereto as Annex 3.

   Address of the website at which one may vote, in a case where the company is allowing voting through the internet: N/A

   E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 21 February 2007 at 11:00 a.m. at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The Registered Office of the Bank, Leumi House, the Secretariat of the Bank, 11th floor, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that a Special General Meeting of the Bank will be held at Lyn House, 35 Yehuda Halevi Street, Tel Aviv, on Wednesday, 14 February 2007 at 11:00 am, for the following purposes:

1. To approve the distribution of a dividend for the first nine months of 2006 ending 30 September 2006 at the rate of 176.8% of the paid-up capital (NIS 1.768 for every NIS 1.0 par value of ordinary stock), constituting some 101.6% of the net profit for the nine months ending 30 September 2006, to be paid on 28 February 2007.

2. To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,433 thousand.

The majority required to approve the above resolutions is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Monday, 15 January 2007.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law, 1999 and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of item 2 on the agenda.

The addresses of the distribution website of the Israel Securities Authority (the "Securities Authority") and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which the text of the voting paper and the position papers (pursuant to the meaning contained in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution website of the Securities Authority.

Stockholders may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send, free of charge and via electronic mail, the link to the text of the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders who are not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given in respect of a particular securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through which he holds his stock, at a branch of the Stock Exchange member or via mail to his address against payment of the delivery charge only, if so requested. Such a request is to be made in advance in respect of a particular securities account.

The final date for delivery of position papers to the Bank is Thursday, 25 January 2007.

The final date for delivery of voting papers to the Bank is Sunday, 11 February 2007, at 11:00 am.

Apart from the option of voting by means of a voting paper in respect of Item 2 mentioned above, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the registered office of the Bank no less than 48 hours before the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Tel Aviv, 9 January 2007

By Order of the Board of Directors

Jennifer Janes, Adv.
Secretary

The full text of the resolutions on the agenda of the General Meeting, as well as details of the insurance policy, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

Annex 2
Details of the Items on the Agenda of the General Meeting:

Item 1: Approval of the Distribution of a Dividend in respect of the first 9 months of 2006

In light of the results of the Bank for the 9 months ending 30 September 2006, the Board of Directors has resolved to recommend to the General Meeting the distribution of a cash dividend at the rate of some 101.6% of the net profit for the above period (some NIS 2.5 billion), at the rate of 176.8% of the paid-up capital.
Subject to the approval of the General Meeting, the said dividend will be paid on 28 February 2007 to holders of the ordinary stock of the Bank who hold stock as of 15 February 2007 (the record date). The stock will trade "ex" dividend on 18 February 2007, and the dividend will be at the rate of NIS 1.768 for every NIS 1.0 par value of ordinary stock. (Tax will be deducted at source from the above dividend as required by law, namely, at the rate of 20%).

Text of the Resolution:

To approve the distribution of a dividend for the first nine months of 2006 ending 30 September 2006 at the rate of 176.8% of the paid-up capital (NIS 1.768 for every NIS 1.0 par value of ordinary stock), constituting some 101.6% of the net profit for the nine months ending 30 September 2006, to be paid on 28 February 2007.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Approval of the Purchase of a New Directors' and other Officers' Insurance Policy (D&O)

As you may recall, the General Meetings of the Bank have approved, from time to time, the renewal and purchase of insurance policies in respect of the liability of the Directors and other officers of the Bank and the Group. The Annual General Meeting of the Bank held on 29 June 2005 approved the purchase of insurance cover of an amount of up to U.S.$ 200 million.
The Audit Committee, and thereafter the Board of Directors of the Bank, have approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including foreign subsidiaries, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million (with a right of re-instatement of U.S.$ 197.5) at a premium of U.S.$ 1,432,538.

Text of the Resolution:

To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year

commencing 1 July 2006, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,433 thousand.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The full text of the resolutions on the agenda of the General Meeting, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

Annex 3

BANK LEUMI LE-ISRAEL B.M.

Voting Paper pursuant to the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations") in respect of the Special General Meeting to be held on Wednesday 14 February 2007.

First Part

1. Name of Company: Bank Leumi le-Israel B.M. (the "Bank").

2. Type of General Meeting, Date and Place at which to be Held: Special General Meeting. The General Meeting will be held on Wednesday 14 February 2007 at 11:00 a.m. at the offices of the Bank at Lyn House, 35 Yehuda Halevi Street, Tel Aviv. Should the Meeting be adjourned, the adjourned Meeting will be held on Wednesday 21 February 2007, at the same place and time.

3. Details of the Items on the Agenda in relation to which one may vote by means of a Voting Paper:

   Item 2:
   Approval of the Purchase of a New Directors' and other Officers' Insurance Policy (D&O)

   Description of Item:
   As you may recall, the General Meetings of the Bank have approved, from time to time, the renewal and purchase of insurance policies in respect of the liability of the Directors and other officers of the Bank and the Group. The Annual General Meeting of the Bank held on 29 June 2005 approved the purchase of insurance cover of an amount of up to U.S.$ 200 million.
   The Audit Committee, and thereafter the Board of Directors of the Bank, have approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including foreign subsidiaries, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million (with a right of re-instatement of U.S.$ 197.5) at a premium of U.S.$ 1,432,538.

   Text of the Resolution: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,433 thousand.

   Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

4. Place and Time at which the Full Text of the Proposed Resolution may be Examined: The full text of the proposed resolution, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the Bank's registered office, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

5. The voting paper will only be valid if an unregistered shareholder's certificate of ownership is attached thereto (that is, a person in whose name ordinary stock of the Bank is registered with a Stock Exchange Member, and such stock is included in the stock registered in the Register of Shareholders in the name of the nominee company (Hevra Le-Rishumim)). In the case of holders of shares (stock) registered in the Register of Shareholders of the Bank, the voting paper will only be valid if a copy of an identity document, passport or certificate of incorporation is attached thereto. The voting paper, together with the previously mentioned attachments, must reach the Bank at least 72 hours before the time of the vote (by Sunday, 11 February 2007 at 11:00 a.m.).

6. Address of the Bank for the Delivery of Voting Papers and Position Papers: The Bank's registered office, Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, for the attention of the Secretariat of the Bank (11th floor).

7. Final Date for the delivery of Position Papers to the Bank: 10 days following the record date i.e. by 25 January 2007.

8. Final Date for the delivery of the Response of the Board of Directors to the Position Papers: 12 days prior to the date of the General Meeting i.e. 2 February 2007.

9. Address of the distribution website of the Israel Securities Authority and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which voting papers and position papers are obtainable:

   - Distribution website of the Israel Securities Authority: http://www.magna.isa.gov.il/
   - Website of the Stock Exchange: http://www.maya.tase.co.il/

10. A stockholder is entitled to receive the certificate of ownership at a branch of the Stock Exchange member or via mail, if so requested. Such a request is to be made in advance in respect of a particular securities account.

11. An unregistered stockholder is entitled to receive, via electronic mail and free of charge, the link to the text of the voting paper and position papers on the distribution site of the Securities Authority from the Stock Exchange member through whom he holds his stock, unless he notifies the Stock Exchange member that he does not wish to receive the said link or that he wishes to receive voting papers via mail in exchange for payment; notice with regard to voting papers also applies to the receipt of position papers.

One or more stockholders who, on the record date (15 January 2007), hold an amount constituting five percent or more of the total voting rights in the Bank, and the holder of said amount out of the total voting rights that are not held by the controlling shareholder of the

Bank (as defined in Section 268 of the Companies Law (the "Controlling Shareholder")), is entitled to examine, either personally or through a representative, following the holding of the General Meeting, at the registered office of the Bank, during normal business hours, the voting papers as detailed in regulation 10 of the Regulations.
The amount of stock constituting 5% of the total voting rights of the Bank is NIS 70,711,634 par value ordinary stock of the Bank.
The amount of stock constituting 5% of the total voting rights of the Bank that are not held by the Controlling Shareholder is NIS 56,716,493 par value ordinary stock of the Bank.

Voting Paper – Second Part

Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations")

Name of Company: Bank Leumi le-Israel B.M.

Address of the Company (for delivery and sending of voting papers): Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546 (11th floor), for the attention of the Secretariat of the Bank

Company No.: 52-001807-8

Date of Meeting: Wednesday, 14 February 2007, at 11:00 a.m.

Type of Meeting: Special

Record Date: Monday, 15 January 2007

(To here to be completed by the Company)

Details of Shareholder

Name of Shareholder (Ordinary Stock): ____________________________

Identity No.: ____________________________

If the shareholder is not a holder of an Israeli Identity Document –

Passport No.: ____________________________

Country of Issue: ____________________________

Expiry Date: ____________________________

If the shareholder is a corporation –

Registered No.: ____________________________

Country of Registration: ____________________________

Manner of Voting

Item Number on the Agenda	Manner of Voting[1]		
	In Favor	Against	Abstain
2			

____________________ ____________________

Date Signature

Stockholders who hold stock through a Stock Exchange member (pursuant to Section 177(1) of the Companies Law) – the voting paper is only valid together with a certificate of ownership.

Stockholders registered in the Register of Shareholders – the voting paper is only valid together with a copy of an identity document/passport/certificate of incorporation.

[1] Failure to complete will be considered abstention from voting with regard to the relevant Item.

Exhibit 16F

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

14 February 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the Special General Meeting held on 14 February 2007 the following resolutions were approved:

Item 1: Distribution of a Dividend in respect of the first 9 months of 2006

To approve the distribution of a dividend in respect of the nine months ending 30 September 2006 at the rate of 176.8% of the paid-up capital (NIS 1.768 for every NIS 1.0 par value of ordinary stock), constituting some 101.6% of the net profit for the nine months ending 30 September 2006, to be paid on 28 February 2007.

(The dividend will be paid to holders of the ordinary stock of the Bank who hold stock as of 15 February 2007 (the record date).)

Item 2: Approval of the Purchase of a Directors' and other Officers' Insurance Policy

To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million at a premium of some U.S.$ 1,433 thousand.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 16G

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

12 April 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 12 April 2007, it was resolved to call an Annual General Meeting.
   Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
   The General Meeting is to be held on Sunday, 20 May 2007 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 19 April 2007.

3. Items on the agenda:

   See Annex 1 attached hereto.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. The text of the Voting Paper is attached hereto as Annex 3.

   Address of the website at which one may vote, in a case where the company is permitting voting through the internet: N/A

   E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 27 May 2007 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The registered office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that the fifty-sixth Annual General Meeting of the Bank will be held at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv, on Sunday, 20 May 2007 at 11:00 am, for the following purposes:

1. To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2006;
2. To reelect four Directors: (a) Mr. Eitan Raff (Chairman of the Board of Directors), (b) Mr. Yaacov Goldman, C.P.A. (Isr.), (c) Mr. Moshe Vidman and (d) Ms. Nurit Segal; (a separate vote will be held in respect of each candidate)
3. To elect a new Director, Mr. Moshe Dovrat;
4. To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2007, and to approve the reimbursement of expenses, as determined in respect of External Directors;
5. To reelect the Auditors Kost Forer Gabbay & Kasierer and Somekh Chaikin, and to authorize the Audit Committee of the Board of Directors to fix their remuneration;
6. To approve the resolutions concerning approval of holding positions and disclosure by officers, according to the text presented to the Meeting;
7. To approve the payment of a bonus to the Chairman of the Board of Directors;
8. To approve the purchase of a run-off insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of at least 6 years, with cover of between US$ 50 million and US$ 100 million.

The majority required to adopt the above resolutions is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Thursday, 19 April 2007.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of items 2,3,4,6,7 and 8 on the agenda.

The addresses of the distribution site of the Israel Securities Authority (the "Securities Authority") and of the internet site of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which the text of the voting paper and the position papers (pursuant to the meanings contained in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution site of the Securities Authority.

Stockholders may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send, free of charge and via electronic mail, the link to the text of the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders who are not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given regarding a certain securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through whom he holds his stock, at a branch of the Stock Exchange member or via mail to his address on payment of the delivery charge only, if so requested. Such a request is to be made in advance regarding a certain securities account.

The final date for delivery of position papers to the Bank is Sunday, 29 April 2007.

The final date for delivery of voting papers to the Bank is Thursday, 17 May 2007 at 11:00am.

Apart from the option of voting by means of a voting paper in respect of the aforementioned items, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the Registered Office of the Bank no less than 48 hours before the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 1981, which was amended by Amendment No. 13 to the above law and which came into effect on 1 September 2004: "No person may come to an agreement with another regarding their voting for the election of a director of a banking corporation or a bank holding corporation, except in accordance with a permit granted by the Governor [of the Bank of Israel], following consultation with the Licenses Committee; this provision will not apply to a holder of means of control* who comes to an agreement with another, that the other shall vote in the name of and on behalf of the holder for such person as the holder

* i.e. a stockholder

of means of control directs him, provided that the other shall not vote in the name of and on behalf of more than one other holder."
Therefore, as regards the election of Directors (items 2 and 3 on the agenda), a proxy holder who is himself a stockholder of the Bank may vote in the name of and on behalf of one additional stockholder only. As regards the other matters on the agenda of the General Meeting, there is nothing to prevent such a proxy holder from representing more than one stockholder.

Tel Aviv, 13 April 2007

By Order of the Board of Directors

Jennifer Janes, Adv.
Secretary

The full text of the resolutions on the agenda, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the Registered Office of the Bank, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

Annex 2

Details of the Items on the Agenda of the General Meeting:

Item 1: The Financial Statements for 2006

The Annual Report of the Bank for 2006 may be viewed at the Magna website of the Israel Securities Authority and at the website of the Bank, www.bankleumi.co.il.
In addition, copies are available on request from the Secretariat of the Bank, P.O. Box 2, Tel Aviv 61000, or telephone 03-5149716.

Text of the Resolution: To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2006.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Reelection of four Directors

Description of Item: Mr. Eitan Raff (Chairman of the Board of Directors), Mr. Yaacov Goldman, C.P.A. (Isr.), Mr. Moshe Vidman and Ms. Nurit Segal are retiring by rotation (pursuant to the Articles of Association of the Bank), and offering themselves for reelection.
The shares committee of the Bank has notified the Bank of its intention to propose the above four Directors for reelection at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993.
In accordance with the Banking Ordinance, the continuation of the term of office of each of the said Directors is subject to the consent of the Supervisor of Banks.

Item 2(a): Reelection of Mr. Eitan Raff as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Eitan Raff
(1A) Identity Number: 001587161
(2) Date of Birth: 31 August 1941
(3) Address for Service of Court Documents: 41/7 Hachayil Street, Jerusalem 97891
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Chairman of the Credit Committee, Chairman of the Finance Committee, Chairman of the Administration Committee, Chairman of the Special Committee for LII Offerings, Chairman of the Ad Hoc Committee for the Implementation of the Capital Market Reform, Chairman of the Committee for the Supervision and Monitoring of the Hermesh Project and Chairman of the Committee for the Ratification of Conflicts of Interest.

(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: Yes – Chairman of the Board of Directors of the corporation.
(8) Date of commencement of term as a Director of the corporation: 6 April 1995
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: MBA and BA in Economics and Political Science – The Hebrew University of Jerusalem.
Chairman of the Board of Directors of the corporation and its subsidiaries, Bank Leumi USA, Bank Leumi le-Israel Corporation, Bank Leumi (UK) plc and Leumi & Co. Investment House Ltd.
Director, Development Corporation for Israel, New York and Hadassah Medical Organization.
Director and Financial Consultant, Wolfson Clore Mayer Corp. Ltd. and its subsidiaries.
Until April 2006, Director of Migdal Insurance and Financial Holdings Ltd.
Until May 2004, Chairman of the Board of Directors of Leumi France S.A.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – No (the Chairman of the Board of Directors is not included in the definition, despite the fact that he complies with the relevant criteria)

Text of the Resolution: To reelect Mr. Eitan Raff as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(b): Reelection of Mr. Yaacov Goldman as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Yaacov Goldman
(1A) Identity Number: 05353409
(2) Date of Birth: 10 July 1955
(3) Address for Service of Court Documents: 39 Nachlieli Street, Hod Hasharon 45355
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Audit Committee, Committee for the Ratification of Transactions, Finance Committee, Special Committee for LII Offerings, Securities Committee and Guideline Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003

(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Accounting and Economics – Tel Aviv University.
C.P.A. (Isr.), Business Consultant and Company Director.
Director, CEO and Owner, Maanit-Goldman Management and Investments (2002) Ltd.
Director and Shareholder, Sigma Capital Partners Company Ltd.
External Director, Elron Electronic Industries Ltd.
Director, Mer Telemanagement Solutions Ltd., Golden House Ltd., Renewable Resources Ltd. and Tagor Capital Ltd.
Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants.
Until May 2006, Member of Special Control Committee, Premier Club Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Yaacov Goldman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(c): Reelection of Mr. Moshe Vidman as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Moshe Vidman
(1A) Identity Number: 00690875
(2) Date of Birth: 19 December 1943
(3) Address for Service of Court Documents: 14 Magadim Street, Jerusalem 96185
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Audit Committee, Committee for the Ratification of Transactions, Administration Committee, Special Committee for LII Offerings, Ad Hoc Committee for the Implementation of the Capital Market Reform, Compensation Committee and Committee for the Supervision and Monitoring of the Hermesh Project.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 28 June 2004
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: MBA and BA in Economics and Political Science – The Hebrew University of Jerusalem.
Company Manager, Representative in Israel of Revlon.
Owner, Moshe Vidman Ltd. and Moshe Vidman Holdings (2004) Ltd.
External Director, Partner Communications Ltd.

Chairman of the Board of Directors, Gibor Sport Active Wear (G.S.A.W) Ltd.
Member of the Management Committee of The Hebrew University of Jerusalem, Chairman of the Board of Directors, The Hebrew University's Assets Ltd. and Chairman of the Funds Committee.
Director, The Israel Corporation Ltd. and subsidiaries: The Israel Corporation – Technologies (Ictech) Ltd., Israel Chemicals Ltd., The Dead Sea Works Ltd. and Rotem Ampert Negev Ltd.
Director, Ofer Bros. Properties (1957) Ltd., Jafora Ltd., Jafora-Tabori Ltd., Melisron Ltd. and Rosebud Medical Ltd.
Until October 2006, Director of Ex-Libris Ltd., until March 2006, Director of Rotem Industries Ltd.
Until November 2006, Permanent Advisor of Gibor Sport Alpha Socks Ltd. (currently Gibor Sport Active Wear (G.S.A.W) Ltd.).
Until September 2003, Director of Elrob Ltd.
Until February 2003, Director of United Mizrahi Bank Ltd.
Until July 2002, Deputy Chairman of the Board of Directors, Maritime Bank Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Moshe Vidman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(d): Reelection of Ms. Nurit Segal as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Nurit Segal
(1A) Identity Number: 007134794
(2) Date of Birth: 10 January 1943
(3) Address for Service of Court Documents: 27 Mapu Street, Tel Aviv 63434
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Finance Committee, Guideline Committee, Special Committee for LII Offerings and Committee for the Supervision and Monitoring of the Hermesh Project.
(6) Is she an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: M.Sc. in Operations Research, Case Western Reserve University, Cleveland, Ohio, USA; B.A. in Economics and Statistics, The Hebrew University of Jerusalem.

Business and Economic Consultant, Company Director.
Director, Aspen Building and Development Ltd. and Aspen Real Estate Ltd.
Until June 2004, External Director of Properties Enterprises & Development (N.I.P.) Ltd.
Until July 2003, External Director of "Kovetz" Hevra Lenihul Kupot Gemel Ltd. and Director of Poalim Trust Services Ltd.
Until May 2003, Director of Otzarit Mutual Fund Management Company Ltd.
Until December 2002, Director of Kaduri (Millennium) Investments and Assets Ltd.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Ms. Nurit Segal as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3: Election of a new Director, Mr. Moshe Dovrat

Description of Item: Mr. Shlomo Yanai resigned from the Board of Directors on 18 February 2006.
The shares committee of the Bank has notified the Bank of its intention to propose the election of Mr. Moshe Dovrat as a new Director at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993.
In accordance with the Banking Ordinance, commencement of his term of office is subject to no objection of the Supervisor of Banks to the appointment being received within 60 days.

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Moshe Dovrat
(1A) Identity Number: 007209646
(2) Date of Birth: 11 January 1945
(3) Address for Service of Court Documents: 32/5 Uri Zvi Greenberg Street, Tel Aviv 69379
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting and the Bank of Israel.
(9) Education and employment during the last five years and details of the corporations where he serves as a director:

Education: MBA and B.A. in Economics and Political Science – The Hebrew University of Jerusalem.
Business Consulting and Initiative, Capital Raising for High-Tech Companies and Company Director.
CEO and Director of Beit Meniv Funding Ltd. and Director of Beit Meniv Israel Ltd.
Director and Member of Investment Committee and Audit Committee of Leumi Gemel Ltd. and Israel Discount Capital Markets and Investments Ltd. [will resign from both the above companies prior to taking office], and Chairman of the Board of Directors of Tourism of Kibbutz Kfar Blum.
Until October 2006, External Director of Ilex (Israel) Ltd., and until September 2006, Director of Hamat Gader Ltd.
Until December 2004, Director of Magen Pension Fund Management Company Ltd.
Until July 2003, Director of New Makefet Pension and Benefit Funds Management Ltd.
Until May 2003, External Director of Kinneret View Hotel Ltd.
Until August 2002, External Director and Chairman of the Audit Committee of Ortal Die Casting Ltd.
Until March 2002, External Director and Member of the Audit Committee of Koor Industries Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Mr. Moshe Dovrat.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Directors' Fees

Description of Item: It is proposed that, as in previous years, the fees of all Directors (excluding the Chairman) be determined in accordance with the fees payable to External Directors, pursuant to the table in the Regulations regarding External Directors' compensation (the "Compensation Regulations"). It is also proposed that, as is the practice, the dates of payment and the linkage provisions be based on the Compensation Regulations.
In addition, it is proposed to approve the reimbursement of travel expenses in respect of participation in meetings for Directors who reside outside the area where the meeting takes place, and reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties, as is permitted by the Compensation Regulations.
The resolution was approved by the Audit Committee and the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year

2007, including attendance fees in the amount of NIS 1,843 per meeting, and annual compensation in the amount of NIS 47,914 (figures correct as of 31 December 2006), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties and travel expenses in respect of participation in meetings for Directors who reside outside the area in which the meeting takes place.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 5: Reelection of Auditors

Description of Item: The Annual General Meeting is requested to approve the reelection of the joint auditors of the Bank, Kost Forer Gabbay & Kasierer and Somekh Chaikin and to authorize the Audit Committee of the Board of Directors to fix their remuneration. For the report on the remuneration of the Auditors, see page 220 of the Annual Report for 2006.

Text of the Resolution: To reelect the Auditors Kost Forer Gabbay & Kasierer and Somekh Chaikin, and authorize the Audit Committee of the Board of Directors to fix their remuneration.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 3 July 2006.

The Companies Law imposes on the officers of the Bank a duty to refrain from any act that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.

It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific act or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific act or transaction requires approval under the Companies Law.

In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a

corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Description of Item: For the sake of good order, below are the details regarding the proposed payment of a bonus to the Chairman of the Board of Directors, which were included in the Immediate Report filed by the Bank on 28 March 2007, pursuant to the directives of the Israel Securities Authority with regard to disclosure relating to the approval of compensation of senior officers:

On 27 March 2007, the Board of Directors of the Bank, following the approval of the Audit Committee, approved, *inter alia*, compensation in respect of 2006 for Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting) (the "Bonus for the Chairman of the Board of Directors"):

1. Payment of the Bonus for the Chairman of the Board of Directors was discussed by the Administration Committee of the Board of Directors on 12 March 2007 and by the Audit Committee of the Board of Directors on 13 March 2007, and approved by the Audit Committee on 27 March 2007. In addition, following discussions held by the Board of Directors of the Bank on 13 March 2007 and 18 March 2007, the matter was approved by the Board of Directors on 27 March 2007, subject also to the approval of the General Meeting of the Bank.

2. The following were presented to the said authorized organs of the Bank: the financial results of the Bank for 2006 and previous years, the financial data and the bonuses paid to the Chairman of the Board of Directors, the President and Chief Executive Officer, the Management of the Bank and its employees in previous years, as well as data, to the extent that it was published to the public, regarding bonuses, salary and benefits granted to the chairmen of the boards of directors, the chief executive officers and the members of the management of other banks.

3. It should be noted that the aggregate net profit of the Bank for 2006 is some NIS 3.5 billion: comprised of some NIS 1.5 billion in operating profit and the balance from extraordinary items. The aggregate net profit of the Bank for 2005 was some NIS 2.14 billion: comprised of some NIS 2.06 billion in operating profit and the balance from extraordinary items.

4. The proceeds from the sale of provident funds, mutual funds and non-banking companies amounted to some NIS 4.7 billion, with the net profit from these sales being some NIS 2.3 billion (part of this amount will be recorded in 2007). These proceeds comprise the principal part of the net profit of the Bank for 2006, and led to the largest profit in the Bank's history.

5. In June 2006, the Board of Directors approved criteria for the annual bonus of the Chairman of the Board of Directors (following approval of the Audit Committee and subject to approval by the General Meeting), at a level that varies according to the net return of the operating profit on shareholders' equity, and according to the Bank's net profit from extraordinary items (the "Criteria for the Bonus"). The authorized organs mentioned in paragraph 1 above resolved to amend the Criteria for the Bonus in respect of 2006 with regard to the net profit from extraordinary items, and to add an amount to the bonus in light of the extraordinary and special activity involved in the sale of the provident funds and mutual funds (completion of the sale of Leumi-Pia, completion of the sale of the Psagot-Ofek Group and completion of the sales of the provident funds to Harel Insurance and to Prisma Provident Funds, as well as the expected completion of the sale of Kahal to Migdal).

6. Amount of the Bonus Approved in respect of 2006:
   Following consideration and discussions by the Audit Committee and Board of Directors regarding the annual bonus of the Chairman of the Board of Directors, after consideration, *inter alia*, of the background material presented to them, and following presentation to them of the recommendation of the shares committee of the Bank, the Audit Committee and thereafter Board of Directors resolved to approve an annual bonus for the Chairman of the Board of Directors in the amount of NIS 2,457 thousand.

7. The Rationale for Granting the Bonus:
   The granting of the bonus to the Chairman of the Board of Directors in respect of 2006 and the levels thereof were determined in light of the special activities of the Chairman of the Board of Directors in relation to the successful sale process of the provident funds, mutual funds and non-banking companies in 2006, and the short period of time in which the sales were carried out. Also taken into account were the maximal level of proceeds achieved from these sales, in light, *inter alia*, of the sale conditions prevailing in the capital market, and the fact that the proceeds of the sale of the assets created the largest profit in the Bank's history. The operating profit of the Bank for this year was also taken into account, considering the special circumstances of this year.

It should also be noted that the portion of the bonus in respect of operating profit is in accordance with the Criteria for the Bonus set in June 2006. The portion of the bonus in respect of extraordinary items was increased in accordance with the update of the criteria as mentioned in paragraph 5 above. As mentioned above, payment of a bonus in the amount of NIS 2,457 thousand is proposed.

Text of the Resolution: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,457 thousand in respect of the 2006 results.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Approval of the Purchase of a Run-Off Insurance Policy is respect of Directors and other Officers Liability

Description of Item: As you may recall, the Special General Meeting of the Bank held in February 2007 approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including foreign subsidiaries, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million (with a right of recovery of U.S.$ 197.5) at a premium of U.S.$ 1,432,538 (the "Existing Policy").

Since the Existing Policy does not include an insurance cover event where a person or entity holding more than 15% of the means of control sues officers in respect of an insurance event, and since the Existing Policy is on the basis of "claims made" and not on the basis of the date of occurrence of the event, and due to the privatization process currently underway at the Bank, the Audit Committee and thereafter the Board of Directors approved, pursuant to the Companies Law, the purchase of a run-off insurance policy for Directors and other officers for a period of at least 6 years, with cover of at least US$ 50 million and up to US$ 100 million, with a premium of between US$ 625 thousand and US$ 1 million for cover of US$ 50 million, and a premium in an amount deriving from these amounts when the cover is US$ 100 million, but no more than US$ 2 million.

This policy will cover the Directors and other officers in respect of their liability for events prior to the date of transfer of control of the Bank.

The policy will be purchased from an insurer rated at least A according to the international insurers' rating, and will only come into effect following the usual policy existing and in effect at the Bank at such time.

This policy is in addition to the existing Directors and officers' insurance policy, and supplements such policy. There will be no dual cover in respect of the existing policy and the run-off policy.

Text of the Resolution: To approve the purchase of a run-off insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of at least 6 years, with cover of between US$ 50 million and US$ 100 million, with a premium of between US$ 625 thousand and US$ 1 million for cover of US$ 50 million, and between US$ 1 million and US$ 2 million for cover of US$ 100 million.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Annex 3

BANK LEUMI LE-ISRAEL B.M.

Voting Paper pursuant to the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations") in respect of the Annual General Meeting to be held on Sunday, 20 May 2007.

First Part

1. Name of Company: Bank Leumi le-Israel B.M. (the "Bank").

2. Type of General Meeting, Date and Place at which to be Held: Annual General Meeting. The General Meeting will be held on Sunday, 20 May 2007 at 11:00 am at the offices of the Bank at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv. Should the Meeting be adjourned, the adjourned Meeting will be held on Sunday, 27 May 2007, at the same place and time.

3. Details of the Subjects on the Agenda in relation to which voting by means of Voting Paper is Permitted:

   Item 2: Reelection of four Directors

   Description of Item: Mr. Eitan Raff (Chairman of the Board of Directors), Mr. Yaacov Goldman, C.P.A. (Isr.), Mr. Moshe Vidman and Ms. Nurit Segal are retiring by rotation (pursuant to the Articles of Association of the Bank), and offering themselves for reelection.
   The shares committee of the Bank has notified the Bank of its intention to propose the above four Directors for reelection at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993.
   In accordance with the Banking Ordinance, the continuation of the term of office of each of the said Directors is subject to the consent of the Supervisor of Banks.

   Item 2(a): Reelection of Mr. Eitan Raff as Director

   Details regarding the candidate, to the best of the knowledge of the Bank:

   (1) Name: Eitan Raff
   (1A) Identity Number: 001587161
   (2) Date of Birth: 31 August 1941
   (3) Address for Service of Court Documents: 41/7 Hachayil Street, Jerusalem 97891
   (4) Nationality: Israeli
   (5) Membership of Committees of the Board of Directors: Chairman of the Credit Committee, Chairman of the Finance Committee, Chairman of the Administration Committee, Chairman of the Special Committee for LII Offerings, Chairman of the Ad Hoc Committee for the Implementation of the Capital Market Reform, Chairman of the

Committee for the Supervision and Monitoring of the Hermesh Project and Chairman of the Committee for the Ratification of Conflicts of Interest.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: Yes – Chairman of the Board of Directors of the corporation.
(8) Date of commencement of term as a Director of the corporation: 6 April 1995
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: MBA and BA in Economics and Political Science – The Hebrew University of Jerusalem.
Chairman of the Board of Directors of the corporation and its subsidiaries, Bank Leumi USA, Bank Leumi le-Israel Corporation, Bank Leumi (UK) plc and Leumi & Co. Investment House Ltd.
Director, Development Corporation for Israel, New York and Hadassah Medical Organization.
Director and Financial Consultant, Wolfson Clore Mayer Corp. Ltd. and its subsidiaries.
Until April 2006, Director of Migdal Insurance and Financial Holdings Ltd.
Until May 2004, Chairman of the Board of Directors of Leumi France S.A.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – No (the Chairman of the Board of Directors is not included in the definition, despite the fact that he complies with the relevant criteria)

Text of the Resolution: To reelect Mr. Eitan Raff as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(b): Reelection of Mr. Yaacov Goldman as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Yaacov Goldman
(1A) Identity Number: 05353409
(2) Date of Birth: 10 July 1955
(3) Address for Service of Court Documents: 39 Nachlieli Street, Hod Hasharon 45355
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Audit Committee, Committee for the Ratification of Transactions, Finance Committee, Special Committee for LII Offerings, Securities Committee and Guideline Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003

(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Accounting and Economics – Tel Aviv University.
C.P.A. (Isr.), Business Consultant and Company Director.
Director, CEO and Owner, Maanit-Goldman Management and Investments (2002) Ltd.
Director and Shareholder, Sigma Capital Partners Company Ltd.
External Director, Elron Electronic Industries Ltd.
Director, Mer Telemanagement Solutions Ltd., Golden House Ltd., Renewable Resources Ltd. and Tagor Capital Ltd.
Professional Secretary, The Peer Review Institute of the Israeli Institute of Certified Public Accountants.
Until May 2006, Member of Special Control Committee, Premier Club Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Yaacov Goldman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(c): Reelection of Mr. Moshe Vidman as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Moshe Vidman
(1A) Identity Number: 00690875
(2) Date of Birth: 19 December 1943
(3) Address for Service of Court Documents: 14 Magadim Street, Jerusalem 96185
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Audit Committee, Committee for the Ratification of Transactions, Administration Committee, Special Committee for LII Offerings, Ad Hoc Committee for the Implementation of the Capital Market Reform, Compensation Committee and Committee for the Supervision and Monitoring of the Hermesh Project.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 28 June 2004
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: MBA and BA in Economics and Political Science – The Hebrew University of Jerusalem.
Company Manager, Representative in Israel of Revlon.
Owner, Moshe Vidman Ltd. and Moshe Vidman Holdings (2004) Ltd.
External Director, Partner Communications Ltd.
Chairman of the Board of Directors, Gibor Sport Active Wear (G.S.A.W) Ltd.

Member of the Management Committee of The Hebrew University of Jerusalem, Chairman of the Board of Directors, The Hebrew University's Assets Ltd. and Chairman of the Funds Committee.
Director, The Israel Corporation Ltd. and subsidiaries: The Israel Corporation – Technologies (Ictech) Ltd., Israel Chemicals Ltd., The Dead Sea Works Ltd. and Rotem Ampert Negev Ltd.
Director, Ofer Bros. Properties (1957) Ltd., Jafora Ltd., Jafora-Tabori Ltd., Melisron Ltd. and Rosebud Medical Ltd.
Until October 2006, Director of Ex-Libris Ltd., until March 2006, Director of Rotem Industries Ltd.
Until November 2006, Permanent Advisor of Gibor Sport Alpha Socks Ltd. (currently Gibor Sport Active Wear (G.S.A.W) Ltd.).
Until September 2003, Director of Elrob Ltd.
Until February 2003, Director of United Mizrahi Bank Ltd.
Until July 2002, Deputy Chairman of the Board of Directors, Maritime Bank Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Moshe Vidman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2(d): Reelection of Ms. Nurit Segal as Director

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Nurit Segal
(1A) Identity Number: 007134794
(2) Date of Birth: 10 January 1943
(3) Address for Service of Court Documents: 27 Mapu Street, Tel Aviv 63434
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Finance Committee, Guideline Committee, Special Committee for LII Offerings and Committee for the Supervision and Monitoring of the Hermesh Project.
(6) Is she an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 24 July 2003
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: M.Sc. in Operations Research, Case Western Reserve University, Cleveland, Ohio, USA; B.A. in Economics and Statistics, The Hebrew University of Jerusalem.
Business and Economic Consultant, Company Director.
Director, Aspen Building and Development Ltd. and Aspen Real Estate Ltd.
Until June 2004, External Director of Properties Enterprises & Development (N.I.P.) Ltd.

Until July 2003, External Director of "Kovetz" Hevra Lenihul Kupot Gemel Ltd. and Director of Poalim Trust Services Ltd.
Until May 2003, Director of Otzarit Mutual Fund Management Company Ltd.
Until December 2002, Director of Kaduri (Millennium) Investments and Assets Ltd.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Ms. Nurit Segal as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3: Election of a new Director, Mr. Moshe Dovrat

Description of Item: Mr. Shlomo Yanai resigned from the Board of Directors on 18 February 2006.
The shares committee of the Bank has notified the Bank of its intention to propose the election of Mr. Moshe Dovrat as a new Director at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993.
In accordance with the Banking Ordinance, commencement of his term of office is subject to no objection of the Supervisor of Banks to the appointment being received within 60 days.

Details regarding the candidate, to the best of the knowledge of the Bank:

(1) Name: Moshe Dovrat
(1A) Identity Number: 007209646
(2) Date of Birth: 11 January 1945
(3) Address for Service of Court Documents: 32/5 Uri Zvi Greenberg Street, Tel Aviv 69379
(4) Nationality: Israeli
(5) Membership of Committees of the Board of Directors: ---
(6) Is he an External Director as defined in the Companies Law possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting and the Bank of Israel.
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: MBA and B.A. in Economics and Political Science – The Hebrew University of Jerusalem.
Business Consulting and Initiative, Capital Raising for High-Tech Companies and Company Director.
CEO and Director of Beit Meniv Funding Ltd. and Director of Beit Meniv Israel Ltd.
Director and Member of Investment Committee and Audit Committee of Leumi Gemel Ltd. and Israel Discount Capital Markets and Investments Ltd. [will resign from both the

above companies prior to taking office], Chairman of the Board of Directors of Tourism of Kibbutz Kfar Blum.
Until October 2006, External Director of Ilex (Israel) Ltd., and until September 2006, Director of Hamat Gader Ltd.
Until December 2004, Director of Magen Pension Fund Management Company Ltd.
Until July 2003, Director of New Makefet Pension and Benefit Funds Management Ltd.
Until May 2003, External Director of Kinneret View Hotel Ltd.
Until August 2002, External Director and Chairman of the Audit Committee of Ortal Die Casting Ltd.
Until March 2002, External Director and Member of the Audit Committee of Koor Industries Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To elect a new Director, Mr. Moshe Dovrat.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Directors' Fees

Description of Item: It is proposed that, as in previous years, the fees of all Directors (excluding the Chairman) be determined in accordance with the fees payable to External Directors, pursuant to the table in the Regulations regarding External Directors' compensation (the "Compensation Regulations"). It is also proposed that, as is the practice, the dates of payment and the linkage provisions be based on the Compensation Regulations.
In addition, it is proposed to approve the reimbursement of travel expenses in respect of participation in meetings for Directors who reside outside the area where the meeting takes place, and reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties, as is permitted by the Compensation Regulations.
The resolution was approved by the Audit Committee and the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2007, including attendance fees in the amount of NIS 1,843 per meeting, and annual compensation in the amount of NIS 47,914 (figures correct as of 31 December 2006), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties and travel expenses in respect of participation in meetings for Directors who reside outside the area in which the meeting takes place.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 3 July 2006.

The Companies Law imposes on the officers of the Bank a duty to refrain from any act that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.

It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific act or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific act or transaction requires approval under the Companies Law.

In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

In the Second Part of this Voting Paper, space has been allocated for the indication of the existence or absence of a connection with regard to this Item 6, and for a description of the nature of the relevant connection, as required according to the provisions of the Companies Law and the Regulations. **It is emphasized that where a stockholder does not indicate the existence or absence of such connection, or does not describe the nature of the connection, his vote will not be included in the count.**

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Description of Item: For the sake of good order, below are the details regarding the proposed payment of a bonus to the Chairman of the Board of Directors, which were

included in the Immediate Report filed by the Bank on 28 March 2007, pursuant to the directives of the Israel Securities Authority with regard to disclosure relating to the approval of compensation of senior officers:

On 27 March 2007, the Board of Directors of the Bank, following the approval of the Audit Committee, approved, *inter alia*, compensation in respect of 2006 for Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting) (the "Bonus for the Chairman of the Board of Directors"):

1. Payment of the Bonus for the Chairman of the Board of Directors was discussed by the Administration Committee of the Board of Directors on 12 March 2007 and by the Audit Committee of the Board of Directors on 13 March 2007, and approved by the Audit Committee on 27 March 2007. In addition, following discussions held by the Board of Directors of the Bank on 13 March 2007 and 18 March 2007, the matter was approved by the Board of Directors on 27 March 2007, subject also to the approval of the General Meeting of the Bank.

2. The following were presented to the said authorized organs of the Bank: the financial results of the Bank for 2006 and previous years, the financial data and the bonuses paid to the Chairman of the Board of Directors, the President and Chief Executive Officer, the Management of the Bank and its employees in previous years, as well as data, to the extent that it was published to the public, regarding bonuses, salary and benefits granted to the chairmen of the boards of directors, the chief executive officers and the members of the management of other banks.

3. It should be noted that the aggregate net profit of the Bank for 2006 is some NIS 3.5 billion: comprised of some NIS 1.5 billion in operating profit and the balance from extraordinary items. The aggregate net profit of the Bank for 2005 was some NIS 2.14 billion: comprised of some NIS 2.06 billion in operating profit and the balance from extraordinary items.

4. The proceeds from the sale of provident funds, mutual funds and non-banking companies amounted to some NIS 4.7 billion, with the net profit from these sales being some NIS 2.3 billion (part of this amount will be recorded in 2007). These proceeds comprise the principal part of the net profit of the Bank for 2006, and led to the largest profit in the Bank's history.

5. In June 2006, the Board of Directors approved criteria for the annual bonus of the Chairman of the Board of Directors (following approval of the Audit Committee and subject to approval by the General Meeting), at a level that varies according to the net return of the operating profit on shareholders' equity, and according to the Bank's net profit from extraordinary items (the "Criteria for the Bonus"). The authorized organs mentioned in paragraph 1 above resolved to amend the Criteria for the Bonus in respect of 2006 with regard to the net profit from extraordinary items, and to add an amount to the bonus in light of the extraordinary and special activity involved in the sale of the provident funds and mutual funds (completion of the sale of Leumi-Pia, completion of the sale of the Psagot-Ofek Group and completion of the sales of

the provident funds to Harel Insurance and to Prisma Provident Funds, as well as the expected completion of the sale of Kahal to Migdal).

6. Amount of the Bonus Approved in respect of 2006:
   Following consideration and discussions by the Audit Committee and Board of Directors regarding the annual bonus of the Chairman of the Board of Directors, after consideration, *inter alia*, of the background material presented to them, and following presentation to them of the recommendation of the shares committee of the Bank, the Audit Committee and thereafter Board of Directors resolved to approve an annual bonus for the Chairman of the Board of Directors in the amount of NIS 2,457 thousand.

7. The Rationale for Granting the Bonus:
   The granting of the bonus to the Chairman of the Board of Directors in respect of 2006 and the levels thereof were determined in light of the special activities of the Chairman of the Board of Directors in relation to the successful sale process of the provident funds, mutual funds and non-banking companies in 2006, and the short period of time in which the sales were carried out. Also taken into account were the maximal level of proceeds achieved from these sales, in light, *inter alia*, of the sale conditions prevailing in the capital market, and the fact that the proceeds of the sale of the assets created the largest profit in the Bank's history. The operating profit of the Bank for this year was also taken into account, considering the special circumstances of this year.
   It should also be noted that the portion of the bonus in respect of operating profit is in accordance with the Criteria for the Bonus set in June 2006. The portion of the bonus in respect of extraordinary items was increased in accordance with the update of the criteria as mentioned in paragraph 5 above.
   As mentioned above, payment of a bonus in the amount of NIS 2,457 thousand is proposed.

Text of the Resolution: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,457 thousand in respect of the 2006 results.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Approval of the Purchase of a Run-Off Insurance Policy is respect of Directors and other Officers Liability

Description of Item: As you may recall, the Special General Meeting of the Bank held in February 2007 approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including foreign subsidiaries, for a period of one year commencing 1 July 2006, with cover of U.S.$ 207.5 million (with a right of recovery of U.S.$ 197.5) at a premium of U.S.$ 1,432,538 (the "Existing Policy").

Since the Existing Policy does not include an insurance cover event where a person or entity holding more than 15% of the means of control sues officers in respect of an insurance event, and since the Existing Policy is on the basis of "claims made" and not on the basis of the date of occurrence of the event, and due to the privatization process currently underway at the Bank, the Audit Committee and thereafter the Board of Directors approved, pursuant to the Companies Law, the purchase of a run-off insurance policy for Directors and other officers for a period of at least 6 years, with cover of at least US$ 50 million and up to US$ 100 million, with a premium of between US$ 625 thousand and US$ 1 million for cover of US$ 50 million, and a premium in an amount deriving from these amounts when the cover is US$ 100 million, but no more than US$ 2 million.

This policy will cover the Directors and other officers in respect of their liability for events prior to the date of transfer of control of the Bank.

The policy will be purchased from an insurer rated at least A according to the international insurers' rating, and will only come into effect following the usual policy existing and in effect at the Bank at such time.

This policy is in addition to the existing Directors and officers' insurance policy, and supplements such policy. There will be no dual cover in respect of the existing policy and the run-off policy.

Text of the Resolution: To approve the purchase of a run-off insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of at least 6 years, with cover of between US$ 50 million and US$ 100 million, with a premium of between US$ 625 thousand and US$ 1 million for cover of US$ 50 million, and between US$ 1 million and US$ 2 million for cover of US$ 100 million.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

4. Place and Time at which the Full Text of the Proposed Resolutions may be Examined: The full text of the proposed resolutions, including details of the insurance policy, may be examined at the Secretariat of the Bank at the Bank's registered office, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

5. The voting paper will only be valid if an unregistered shareholder's certificate of ownership is attached thereto (that is, a person in whose name ordinary stock of the Bank is registered with a Stock Exchange Member, and such stock is included in the stock registered in the Register of Shareholders in the name of the nominee company (Hevra Le-Rishumim)). In the case of holders of shares (stock) registered in the Register of Shareholders of the Bank, the voting paper will only be valid if a copy of an identity document, passport or certificate of incorporation is attached thereto. The voting paper, together with the aforementioned attachments, must reach the Bank at least 72 hours before the time of the Meeting (by Thursday, 17 May 2007 at 11:00 am).

6. Address of the Bank for the Delivery of Voting Papers and Position Papers: The Bank's registered office, Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, for attention of the Secretariat of the Bank (11th floor).

7. Final Date for the delivery of Position Papers to the Bank: 10 days following the record date i.e. by 29 April 2007.

8. Final Date for the delivery of the Response of the Board of Directors to the Position Papers: 12 days prior to the date of the General Meeting i.e. 8 May 2007.

9. Address of the distribution site of the Israel Securities Authority and the internet site of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which voting papers and position papers are obtainable:

   - Distribution site of the Israel Securities Authority: http://www.magna.isa.gov.il/
   - Internet site of the Stock Exchange: http://www.maya.tase.co.il/

10. A stockholder is entitled to receive the certificate of ownership at a branch of the Stock Exchange member or via mail, if so requested. Such a request is to be made in advance in relation to a certain securities account.

11. An unregistered stockholder is entitled to receive, via electronic mail and free of charge, the link to the text of the voting paper and position papers on the distribution site of the Securities Authority from the Stock Exchange member through whom he holds his stock, unless he notifies the Stock Exchange member that he does not wish to receive the said link or that he wishes to receive voting papers via mail for payment; notice with regard to voting papers also applies to the receipt of position papers.

One or more stockholders who, on the record date (19 April 2007), hold an amount constituting five percent or more of the total voting rights in the Bank, and whoever holds the said amount out of the total voting rights that are not held by the controlling shareholder of the Bank (as defined in Section 268 of the Companies Law (the "Controlling Shareholder")), is entitled to examine, either personally or through a representative, following the holding of the General Meeting, the voting papers detailed in regulation 10 of the Regulations, at the registered office of the Bank during normal business hours.
The amount of stock constituting 5% of the total voting rights of the Bank is NIS 70,711,634 par value ordinary stock of the Bank.
The amount of stock constituting 5% of the total voting rights of the Bank that are not held by the Controlling Shareholder is NIS 56,716,493 par value ordinary stock of the Bank.

Voting Paper – Second Part

Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations")

Name of Company: Bank Leumi le- Israel B.M.

Address of the Company (for delivery and sending of voting papers): Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546 (11th floor), for attention of the Secretariat of the Bank

Company No.: 52-001807-8

Date of Meeting: Sunday, 20 May 2007, at 11:00 am

Type of Meeting: Annual

Record Date: Thursday, 19 April 2007

(To here to be completed by the Company)

Details of Shareholder

Name of Shareholder (Ordinary Stock) - ______________________________

Identity No.: ______________________________

If the shareholder is not a holder of an Israeli Identity Document –

Passport No.: ______________________________

Country of Issue: ______________________________

Expiry Date: ______________________________

If the shareholder is a corporation –

Registered No.: ______________________________

Country of Incorporation: ______________________________

Manner of Voting

Item Number on the Agenda	Manner of Voting[1]			With regard to the approval of a transaction pursuant to section 255 of the Companies Law – Do you have a personal interest in the Resolution (Item 6)[2]?	
	In Favor	Against	Abstain	Yes*	No
2(a)					
2(b)					
2(c)					
2(d)					
3					
4					
6					
7					
8					

Details

Regarding the Resolution concerning approval of holding positions and disclosure by officers – Item 6 on the Agenda – the following are the details regarding my/our having a "personal interest in the Resolution" (pursuant to Section 255 of the Companies Law):

____

____

Date   Signature

Stockholders who hold stock through a Stock Exchange member (pursuant to Section 177(1) of the Companies Law) – the voting paper is valid only together with a certificate of ownership.

Stockholders registered in the Register of Stockholders – the voting paper is valid only together with a copy of an identity document/passport/certificate of incorporation.

[1] Lack of completion will be considered abstention from voting with regard to the relevant Item.
[2] The votes of a stockholder who does not complete this column, or who indicates "yes" and does not provide details will not be counted.
* Please provide details.

Exhibit 16H

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

6 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Supplementary Report to the Report filed on 12 April 2007, Reference No. 2007-01-361025

Main details added/supplemented:

The Bank filed today, 6 May 2007, a Supplementary Immediate Report, Reference No. 2007-01-380288, to the Immediate Report that it filed on 28 March 2007 in respect of compensation of Senior Officers, including *inter alia* additional details regarding the proposed bonus of the Chairman of the Board of Directors (Item 7 on the Agenda of the Annual General Meeting).

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 12 April 2007, it was resolved to call an Annual General Meeting.
   Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
   The General Meeting is to be held on Sunday, 20 May 2007 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 19 April 2007.

3. Items on the agenda:

   See Annex 1 attached hereto.

4. No Voting Paper or Position Paper is attached hereto.

   Address of the website at which one may vote, in a case where the company is permitting voting through the internet: N/A

E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 27 May 2007 at 11:00 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The registered office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that the fifty-sixth Annual General Meeting of the Bank will be held at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv, on Sunday, 20 May 2007 at 11:00 am, for the following purposes:

1. To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2006;
2. To reelect four Directors: (a) Mr. Eitan Raff (Chairman of the Board of Directors), (b) Mr. Yaacov Goldman, C.P.A. (Isr.), (c) Mr. Moshe Vidman and (d) Ms. Nurit Segal; (a separate vote will be held in respect of each candidate)
3. To elect a new Director, Mr. Moshe Dovrat;
4. To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2007, and to approve the reimbursement of expenses, as determined in respect of External Directors;
5. To reelect the Auditors Kost Forer Gabbay & Kasierer and Somekh Chaikin, and to authorize the Audit Committee of the Board of Directors to fix their remuneration;
6. To approve the resolutions concerning approval of holding positions and disclosure by officers, according to the text presented to the Meeting;
7. To approve the payment of a bonus to the Chairman of the Board of Directors;
8. To approve the purchase of a run-off insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of at least 6 years, with cover of between US$ 50 million and US$ 100 million.

The majority required to adopt the above resolutions is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Thursday, 19 April 2007.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of items 2,3,4,6,7 and 8 on the agenda.

The addresses of the distribution site of the Israel Securities Authority (the "Securities Authority") and of the internet site of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), on which the text of the voting paper and the position papers (pursuant to the meanings contained in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution site of the Securities Authority.

Stockholders may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send, free of charge and via electronic mail, the link to the text of the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders who are not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given regarding a certain securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through whom he holds his stock, at a branch of the Stock Exchange member or via mail to his address on payment of the delivery charge only, if so requested. Such a request is to be made in advance regarding a certain securities account.

The final date for delivery of position papers to the Bank is Sunday, 29 April 2007.

The final date for delivery of voting papers to the Bank is Thursday, 17 May 2007 at 11:00am.

Apart from the option of voting by means of a voting paper in respect of the aforementioned items, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the Registered Office of the Bank no less than 48 hours before the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 1981, which was amended by Amendment No. 13 to the above law and which came into effect on 1 September 2004: "No person may come to an agreement with another regarding their voting for the election of a director of a banking corporation or a bank holding corporation, except in accordance with a permit granted by the Governor [of the Bank of Israel], following consultation with the Licenses Committee; this provision will not apply to a holder of means of control* who comes to an agreement with another, that the other shall vote in the name of and on behalf of the holder for such person as the holder

* i.e. a stockholder

of means of control directs him, provided that the other shall not vote in the name of and on behalf of more than one other holder."
Therefore, as regards the election of Directors (items 2 and 3 on the agenda), a proxy holder who is himself a stockholder of the Bank may vote in the name of and on behalf of one additional stockholder only. As regards the other matters on the agenda of the General Meeting, there is nothing to prevent such a proxy holder from representing more than one stockholder.

Tel Aviv, 13 April 2007

By Order of the Board of Directors

Jennifer Janes, Adv.
Secretary

The full text of the resolutions on the agenda, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the Registered Office of the Bank, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

Exhibit 16I

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 May 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the Annual General Meeting held on 20 May 2007 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Bank Leumi le-Israel B.M.

Annex to Immediate Report dated 20 May 2007

Resolutions Approved at the Annual General Meeting held on 20 May 2007

Item 1: The Financial Statements for 2006

Resolved: To receive the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2006.

Item 2: Reelection of four Directors

Item 2(a): Reelection of Mr. Eitan Raff as Director

Resolved: To reelect Mr. Eitan Raff as a Director.

Item 2(b): Reelection of Mr. Yaacov Goldman as Director

Resolved: To reelect Mr. Yaacov Goldman as a Director.

Item 2(c): Reelection of Mr. Moshe Vidman as Director

Resolved: To reelect Mr. Moshe Vidman as a Director.

Item 2(d): Reelection of Ms. Nurit Segal as Director

Resolved: To reelect Ms. Nurit Segal as a Director.

Item 3: Election of a new Director, Mr. Moshe Dovrat

Resolved: To elect a new Director, Mr. Moshe Dovrat.

Item 4: Directors' Fees

Resolved: To approve Directors' fees and attendance fees for both regular and other meetings, including those of the External Directors, for the year 2007, including attendance fees in the amount of NIS 1,843 per meeting, and annual compensation in the amount of NIS 47,914 (figures correct as of 31 December 2006), the dates of payment and linkage provisions being based on the Companies (Rules as to Remuneration and Expenses of External Directors) Regulations, 2000; and to approve the reimbursement of expenses in respect of advanced studies required by the Directors in order to fulfill their duties, and travel expenses in connection with participation in meetings for Directors who reside outside the area in which the meeting takes place.

Item 5: Re-election of Auditors

Resolved: The General Meeting noted the report of the Audit Committee regarding Auditors' fees in respect of 2006;
To re-elect the Auditors Kost Forer Gabbay & Kasierer and Somekh Chaikin, and to authorize the Audit Committee of the Board of Directors to fix their remuneration.

Item 6: Resolutions concerning approval of holding positions and disclosure by Officers

Resolved: To approve the resolutions concerning approval of holding positions and disclosure by Officers, in accordance with the text presented to the Meeting.

Item 7: Payment of a Bonus to the Chairman of the Board of Directors

Resolved: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in the amount of NIS 2,457 thousand in respect of the 2006 results.

Item 8: Approval of the Purchase of a Run-Off Insurance Policy is respect of Directors and other Officers Liability

Resolved: To approve the purchase of a run-off insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of at least 6 years, with cover of between US$ 50 million and US$ 100 million, with a premium of between US$ 625 thousand and US$ 1 million for cover of US$ 50 million, and between US$ 1 million and US$ 2 million for cover of US$ 100 million.

Exhibit 18A

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
34 Yehuda Halevi Street, Leumi House, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 December 2006

To: Israel Securities Authority
The Tel Aviv Stock Exchange

Immediate Report on Distribution of Cash Dividend

Regulation 37(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. We hereby give notice that on 24 December 2006 the Board of Directors of the Corporation resolved to distribute a dividend.

2. The amount of the dividend to be distributed is NIS 2,500,363,378.
The dividend is at the rate of 176.8% of the issued and fully paid share capital and some 101.6% of the net profit for the first nine months of 2006.

3. Dividend record date: 15 February 2007
"Ex" date: 18 February 2007
Date of dividend distribution: 28 February 2007

4. Rate of tax to be deducted at source: 20%

5. Balance of profits of the Corporation, as defined in Section 302 of the Companies Law, 1999, following the distribution detailed in this report is NIS 8,222,000,000. The Corporation, being a banking corporation, is subject to additional restrictions regarding distributions in addition to those contained in Section 302 of the Companies Law, 1999.

6. Procedure for approval of distribution of the dividend: Special General Meeting of Shareholders

7.

Tel Aviv Stock Exchange Registration Number of Eligible Security	Dividend Amount Per Share to be Distributed in NIS or Other Currency	Currency of Payment	Date of Payment
604611	1.768	NIS	28 February 2007

8. The Corporation does not have any dormant shares that are not entitled to payment of the dividend and therefore no waivers are required.

9. The Corporation has outstanding securities convertible into capital. The effect of the distribution of the dividend on these securities is as follows:
   Regarding the exercise shares arising from the exercise of the options allocated to employees of the Leumi Group on 24 January 2006 (Leumi Option 01/06), the gross dividend to which each aforementioned share is entitled on the record date for determining entitlement to participate in the dividend distribution shall be deducted from the exercise price, such amount being linked to the CPI from the record date for determining the right to participate in such dividend distribution, until the actual date of the exercise of the options.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 23A

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

10 January 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding a Transaction between a Company and Controlling Shareholder therein

Pursuant to Regulation 2 of the Securities Regulations (Transaction between a Company and Controlling Shareholder therein), 2001

1. An Immediate Report is hereby filed regarding a transaction between the company and the controlling shareholder therein.

   See Transaction Report attached hereto.

   Instruction: Should there be additional items on the agenda of the General Meeting, other than the approval of a transaction with a controlling shareholder, the attachment shall include the details as required by Law.

2. The date of the approval of the transaction by the Board of Directors was 1 January 2006.

3. N/A

4. N/A

5. Type of Transaction: Other
   (a) Approval of the Employee Option Program, including a Private Offer to the Chairman of the Board of Directors and the President and Chief Executive Officer.
   (b) Approval of the securing of employee rights.

5A. Since the transaction involves a Private Offer, the following details are mentioned:
   1. Type of Offer – Substantial
   2. Security being offered:
      Type of Security: Options
      Stock Exchange Registration No.: N/A
      Amount being Offered: 84,853,960
      Percentage of Voting Rights: 6.00
      Percentage of Capital: 6.00

Instruction: The percentages should be calculated according to the rights in existence in the Company before the offer. In the case of an offer of convertible securities, the percentages should be reported as if converted or exercised.

Note to Item 5A:
The offer to employees is to each employee separately and therefore does not constitute a Substantial Offer. Offers are included to the Chairman of the Board of Directors, Mr. Eitan Raff, and the President and Chief Executive Officer, Mrs. Galia Maor, which are considered Substantial Offers by virtue of their holding such offices:

- Mr. Eitan Raff is being offered 122,644 options – 0.009% of the share capital and voting rights.
- Mrs. Galia Maor is being offered 155,659 options – 0.01% of the share capital and voting rights.
- The remaining employees are being offered 84,574,657 options – 5.98% of the share capital and voting rights.

The above rates are based on the assumption that the options have been fully exercised. Total exercise shares of all the options being offered on a fully-diluted basis – 5.66% of the share capital and voting rights.

6. Due to the fact that the relevant provisions of the Securities Regulations (Transaction between a Company and Controlling Shareholder therein) do not apply to these transactions, no financial statements have been attached to this report.

7. Due to the fact that the relevant provisions of the Securities Regulations (Transaction between a Company and Controlling Shareholder therein) do not apply to these transactions, no professional opinion has been attached to this report.

8. Date of the General Meeting to approve the transactions: 2 February 2006

9. Record date for purposes of taking part in the General Meeting: 22 January 2006

10. Details of representatives of the Company dealing with the Transaction Report, including address, telephone and fax numbers:

Adv. Dalia Tal
Beit Moses
76 Rothschild Blvd.
Tel Aviv 65787
972-3-7140400 (phone)
972-3-7140401 (fax)

Adv. Jennifer Janes
Leumi House
34 Yehuda Halevi Street
Tel Aviv 65546
972-3-5149419

972-3-5149732

11. N/A

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Transaction Report

1. Name of Company

   Bank Leumi le-Israel B.M. (the "Bank")

2. Description of the Main Points of the Transaction

   a. General

      The State of Israel is the controlling shareholder of the Bank, as detailed in clause 3 below.

      On 14 November 2005, during the sale process of the State-owned shares in the Bank, the Bank reached agreements with the employees' representatives, pursuant to which, *inter alia*, an employee option program will be offered to employees in respect of 6% of the issued share capital of the Bank. It was determined in the agreements that the option program does not prejudice the entitlement of the employees to purchase 3.873% of the issue share capital of the Bank from the State, pursuant to accepted arrangements in place since the beginning of the 1990's, at a discount of 25%. Pursuant to these arrangements, the Bank will provide financing for a period if 4 years for the purchase of the shares and for financing the tax which arises from of the above benefit, subject to the approval of the Supervisor of Banks. Such loans are linked to the Consumer Price Index and do not bear interest.

      In addition, the Bank agreed with the employees' representatives to secure the collective and individual employee rights for a period of 5 years, and to advance a payment on account of the bonus for 2005 to which the employees are entitled pursuant to the Bank's policy.

      The Minister of Finance notified the Bank by letter on the same date that the Ministry of Finance will not object to the approval of the option program, subject to the receipt of the authorizations required therefor, and noted the notice of the Bank regarding the remaining agreements with the employees' representatives.

      As part of these agreements, the employees undertook to maintain harmonious labor relations with their employers in all matters relating to the privatization process of the Bank and its full completion, and to refrain from any action that would impede or delay the sale of the State-owned shares in the Bank.

      On 15 November 2005, the Bank was informed by M.I. Holdings Ltd. (the company dealing with the privatization of the Bank pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "Bank Shares Law")), that Barnea Investments B.V. ("Barnea") had been chosen as the preferred bidder for the purchase of State-owned shares in the Bank. Barnea offered to pay NIS 2.474 billion for 9.99% of the Bank's issued share capital. Barnea also has the option to purchase an additional 10.01% of the

Bank's issued share capital in accordance with the terms of the sale procedure and subject to receipt of all the required authorizations.

On 24 November 2005, the above purchase from the State of 9.99% of the share capital of the Bank was completed, namely 141,281,845 ordinary shares in consideration for payment of NIS 2,473,845,106 by Barnea to the State (NIS 17.51 per share), together with interest, a total amount of NIS 2,474,963,420.

The following are details with respect to the option program and the securing of employee rights which are being brought for the approval of the General Meeting as transactions in which a controlling shareholder has a personal interest.

b. Employee Option Program

The program relates to an offer of securities to the employees of the Bank and of The Arab-Israel Bank Ltd, Leumi Mortgage Bank Ltd. (subsidiaries of the Bank) and the Restaurants Association of Bank Leumi le-Israel (R.A.), all as defined in the Preliminary Outline dated 3 January 2006 (the "Program") (together, the "Participants"). In accordance with the Program, 84,853,960 options (unlisted) will be allotted free of consideration to the Participants (including Mr. Eitan Raff, Chairman of the Board of Directors (122,644 options), and Mrs. Galia Maor, the President and Chief Executive Officer (156,659 options)) which options will be exercisable into 84,853,960 registered ordinary shares of the Bank, par value NIS 1 each. This number of shares represents 6% of the issued and paid-up share capital of the Bank at the date of allotment of the options.

The exercise price of the options is NIS 13.465 per share. This price is linked to the Consumer Price Index according to the system of the "last known index", the basis index being the index for September 2005 which was published on 15 October 2005, and does not bear interest. The exercise price is subject to various adjustments, including adjustment in respect of dividend distributions, as detailed in the Program.

The theoretical economic value calculated for the options to be allotted pursuant to the Program, in accordance with the "Black and Scholes" formula, and in accordance with the criteria determined by the Tel Aviv Stock Exchange Ltd (the "Stock Exchange") as at 25 December 2005, is NIS 464 million for all the options. The principle assumptions on which the above was based were:

1. The options will be exercised on their last exercise dates.

2. The standard deviation was calculated according to the weekly return of the Bank's shares on the Stock Exchange during the period of six months ending on 30 November 2005, as taken from the Stock Exchange's trading guide for the month of November. The weekly standard deviation stands at 3.74%.

3. The annual interest rate was determined according to the annual discounting factor for CPI linked interest as published by the Stock Exchange on 1 December 2005. This interest stands at 3% p.a.

4. The closing price of the Bank's shares on the Stock Exchange on 22 December 2005, the last trading day before the publication of the Immediate Report to the Israel Securities Authority on 22 December 2005, stood at NIS 17.23 per share.

(The above theoretical economic value varies according to the changes to above data, and therefore will be updated close to the time of the General Meeting and will be provided in an Immediate Report.)

The calculation of the economic value did not take into account the following facts, which affect the economic value:

5. The fact that the options to be allotted under the Program will not be listed for trading on the Stock Exchange.

6. The fact that the exercise of the options may be conditional on the continued employment of the Participants by the Bank, The Arab-Israel Bank, Leumi Mortgage Bank or the Restaurants Association, as determined in the Program.

7. The specific affect of the adjustment systems determined in the Program, including adjustment for dividend distributions.

8. The provisions of section 102 of the Income Tax Ordinance regarding the taxation at marginal rates of the Participants' regular income (on the difference between the average price of the shares on the thirty days preceding the date of allotment of the options and of their deposit with the trustee for the Participants, and the exercise price of the options as determined in the Program) and the method of taxation of the additional benefit which may arise from the adjustment of the exercise price for dividend distributions by the Bank.

The allotment of the options pursuant to the Program will oblige the Bank to record an expense in its financial statements, in the amount of the economic benefit embodied in the options, in accordance with the accounting principles applying to the Bank. This benefit may be different from the theoretical economic value calculated as referred to above.

The distribution of the options among the Participants and the determination of the number of options to be offered to each Participant will be made in proportion with the salary that was the basis for social provisions for such Participants for the month of December 2005. As mentioned, the Chairman of the Board of Directors of the Bank is included amongst the Participants, subject to the approval of the General Meeting of the Bank.

The options are exercisable in two stages, the first of which being on the expiration of two years from the option allotment date, and the second commencing from the end of the second year from the option allotment date until the expiry of the third year from the option allotment date, subject to the provisions of the Program in the event that the Participant's employment comes to an end, as provided in the Program.

c. Securing of Employee Rights

Pursuant to the agreements mentioned in sub-clause a above, the "Special Collective Agreement regarding Employee Rights against the background of the Sale of Shares in the Bank" was signed on 30 November 2005 between the Bank and the New General Histadrut Employees' Organization, the Maof Histadrut Employees' Organization, the Bank and Insurance Company Employees' Division and the Combined Employees' Union of the Bank (the "Collective Agreement").

The Collective Agreement was signed subject to the approval of the Board of Directors of the Bank which was received on 4 December 2005.

The Collective Agreement includes, *inter alia*, clause 5 as detailed below ("Clause 5"):

"The validity of the employment constitution, as well as all the collective agreements and arrangements, and all the understandings, guidelines and practices giving rise to the rights of the employees of the Bank, in existence at the Bank at the time of signing this agreement are hereby extended, each according to its current status, for an additional period of five (5) years commencing 1 January 2006, namely: until 31 December 2010 (the "Extension Period"). Towards the end of the Extension Period, the parties will act with a view to renewing the validity of the agreements, pursuant to section 6(b) to the employment constitution."

d. Note

The Collective Agreement also refers, in addition to the Program, to the entitlement of employees of the Bank to purchase 3.873% of the issued share capital of the Bank from the State and to an advance on account of the bonus for 2005, as mentioned in sub-clause a above. In the opinion of the Bank, the arrangements in respect of the purchase of additional shares and the advancement of the bonus do not constitute a transaction or an extraordinary transaction between a company and the controlling shareholder therein, for the purposes of the Securities Regulations (Transaction between a Company and Controlling Shareholder therein), 2001 (the "Transaction with a Controlling Shareholder Regulations").

3. Details of the Controlling Shareholder which has a Personal Interest in the Transaction

The Government of Israel on behalf of the State of Israel holds, as of the date of this report, 14.79% of the issued and fully paid-up share capital of the Bank and its voting rights, and is the controlling shareholder in the Bank, as mentioned.

Barnea has an option to purchase an additional 10.01% of the share capital of the Bank from the State within a maximum period of 18 months from 24 November 2005, subject to various conditions including the receipt of the necessary permits from the supervisory authorities in Israel and abroad. 4.99% of the shares purchased by Barnea are being held in trust. Barnea and the trustee have executed a power of attorney empowering the Shares Committee of the Bank, appointed pursuant to Bank Shares Law, including whoever succeeds it in this capacity, as provided under said Law, or any other person that the Minister of Finance shall empower, to:

a. participate and vote such shares at all meetings of the Bank and

b. to exercise the right to appoint directors of the Bank with respect to all shares of the Bank held by Barnea.

4. Determination of Consideration

The agreements regarding the option Program and securing of employee rights, as mentioned above, were made further to an undertaking from the employees' representatives to maintain harmonious labor relations with regard to the privatization process of the Bank, and that their claims and demands from the State and the Bank relating to the privatization process have been exhausted, as well as cooperation for the purposes of completing the privatization process.

As mentioned, the options will be allocated to the participants without consideration.

See sub-clause 2b above regarding the determination of the economic value calculated for the options allocated under the Program.

5. Approvals and Permits Required

a. The Program and its conditions, the publication of the Program and the allotment of the options pursuant thereto were approved by the Audit Committee and Board of Directors of the Bank on 22 December 2005 and 1 January 2006. Clause 5 was approved by the Audit Committee and the Board of Directors on 22 December 2005 (in addition to the approval of the Collective Agreement by the Board of Directors on 4 December 2005). As mentioned, since the Program and Clause 5 were prepared in accordance with an understanding between the State and the Bank's employees in connection with the privatization process of the Bank and the sale of the State holdings in it, as reflected in the letter of the Minster of Finance dated 14 November 2005 mentioned in sub-clause 2a above, the Program and Clause 5 require the approval of General Meeting of the Bank, in accordance with section 275 of the Companies Law, 1999 (the "Companies Law").

b. The Bank applied to the Stock Exchange on 3 January 2005 to obtain its approval for the listing of the shares that will arise from the exercise of the options that are offered pursuant to the Program. Such approval has yet to be received.

c. The Bank applied to the Tax Authority on 3 January 2005 for approval of the allotment of the options in accordance with the capital gains track, under section 102 of the Income Tax Ordinance. The Tax Authority's said approval has yet to be received.

d. The allotment to the Chairman of the Board of Directors of the Bank is conditional upon receipt of the approval of the General Meeting of Shareholders of the Bank, in addition to the approval of the Audit Committee and Board of Directors of the Bank on 22 December 2005.

e. Pursuant to regulation 9 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000 (the "Details of an Outline Regulations"), within fourteen (14) business days of the date of filing the outline, the Israel Securities Authority may order the Bank to give an explanation, details, information and documents with regard to the outline and also order the Bank to amend the outline within such period as it fixes. Should the Authority order such an amendment, it may order the deferral of the commencement date for the distribution period of the securities to a date not earlier than three business days and no later than fourteen business days from the date of publication of the amendment to the outline. The outline shall be amended in accordance with the provisions of the Details of an Outline Regulations.

   Pursuant to regulation 11 of the Details of an Outline Regulations, the Bank deposited a preliminary outline with the Israel Securities Authority on 3 January 2006, and in accordance with regulation 11(a), the powers of the Israel Securities Authority will apply to it as detailed in regulation 9, subject to the necessary adjustments, before the date on which it is filed.

   The Bank filed an Immediate Report to the Israel Securities Authority in respect of the depositing of such preliminary outline, pursuant to regulation 11(b).

   Should the Bank be directed to amend the preliminary outline, the Bank will file an amended version pursuant to the directives received. Should fourteen business days pass from the date of depositing the preliminary outline, and the Israel Securities Authority has not given the Bank directives as mentioned in regulation 11(c), the Bank will file an outline as detailed in regulation 2 of the Details of an Outline Regulations, and the provisions of regulation 9 and 10 will apply. Should the preliminary outline be updated or amended, the Bank will notify the Israel Securities Authority of the changes made.

f. Pursuant to regulation 10 of the Transaction with a Controlling Shareholder Regulations:

(i) Within twenty one (21) days of the date of filing this report, the Israel Securities Authority is entitled to direct the Bank to give, within a period that it shall stipulate, an explanation, details, information and documents with regard to the undertaking that is the subject of this report, and to direct the Bank to amend the report in such manner and by such date that it may stipulate.

(ii) Should a directive be given to amend the report as mentioned, the Israel Securities Authority is entitled to direct that the date of the General Meeting at which the Program and Clause 5 will be considered to be deferred to a date not earlier than after three business days and no later that twenty one days from the date of publication of the amendment to this report.

(iii) The Bank shall file an amendment in accordance with said directive in the manner provide in regulation 2(a)(1) to the Transaction with a Controlling Shareholder Regulations, send it to each shareholder to which this report has been sent, and publish an announcement in which it will detail the date of the General Meeting, the fact that an amendment was made to the report upon the directive of the Israel Securities Authority and the main points of the amendment, all unless the Israel Securities Authority shall direct differently.

(iv) Should a directive be given with regard to the deferral of the date of the General Meeting as mentioned, the Bank will give notice of the directive in an Immediate Report.

6. Transactions of the Same Kind

In the two years preceding the date of the approval of the Program and Clause 5 by the Audit Committee and Board of Directors, no transactions of this kind or similar thereto were executed between the Bank and its controlling shareholder or transactions in which its controlling shareholder had a personal interest, or that are still in effect at the date of the said approvals.

7. Approval of the Audit Committee and Board of Directors of the Bank

As mentioned, the Program and allotment of options pursuant thereto were approved by the Audit Committee and Board of Directors of the Bank on 22 December 2005 and 1 January 2006. Clause 5 was approved by the Audit Committee and Board of Directors on 22 December 2005. The Audit Committee and Board of Directors were presented with the opinion of Singer Barnea & Co. Ltd. with regard to the theoretical economic value of the options according to Black and Scholes, and the opinion of the same firm with regard to the capital gains track of the options as compared with the regular income track. These documents are available for the examination of shareholders, as detailed below.

The reasons why the Audit Committee and Board of Directors approved the Program are the goals of the Program as mentioned therein: To promote the interests of the Bank and its goals by means of (a) enabling the participating employees to share the Bank's capital, through the allotment of options whose exercise periods are spread over a period of a number of years; (b) increasing the proprietary interest of the employees and managers in the success of the Bank and its business results; and (c) the arrangement of labor relations at the Bank, as part of the privatization process whereby the holdings of the State in the shares of the Bank are being sold. Generally, the holding of the Bank shares by the participants creates an incentive for employees to improve the business results of the Bank in the long term, taking a long-term strategic view of the business development of the Leumi Group.

The reason for the approval of Clause 5 was the arrangement of labor relations at the Bank by the securing of employee rights prior to the privatization of the Bank.

At meetings of the Board of Directors which were held on 22 December 2005 and 1 January 2006, the following Directors participated:

Mr. Barouch Bahat	– Director
Mr. Meir Dayan	– External Director pursuant to the Companies Law
Prof. Israel Gilad	– External Director pursuant to the Companies Law
Mr. Yaacov Goldman	– Director
Mr. Rami Guzman	– Director
Mr. Itzhak Hoffi	– Director
Mr. Zvi Koren	– Director
Adv. Jacob Mashaal	– Director
Ms. Vered Raichman	– Director
Ms. Nurit Segal	– Director
Adv. Rena Shashua-Hasson	– Director
Mr. Moshe Vidman	– Director
Mr. Shlomo Yanai	– Director
Mr. Chaim Yaron	– Director

At meetings of the Audit Committee which were held on 22 December 2005 and 1 January 2006, the following Directors participated:

Mr. Meir Dayan	– External Director pursuant to the Companies Law
Prof. Israel Gilad	– External Director pursuant to the Companies Law
Mr. Yaacov Goldman	– Director
Mr. Rami Guzman	– Director
Mr. Itzhak Hoffi	– Director
Mr. Zvi Koren	– Director
Adv. Jacob Mashaal	– Director
Ms. Nurit Segal	– Director
Adv. Rena Shashua-Hasson	– Director
Mr. Moshe Vidman	– Director
Mr. Chaim Yaron	– Director

All the Directors who took part in the above discussions voted in favor of the approval of the Program and Clause 5.

8. Directors with Personal Interest in the Transaction

As mentioned, Mr. Eitan Raff, Chairman of the Board of Directors, is included among the Participants in the Program, subject to the approval of the General Meeting, and therefore has a personal interest in the Program and did not take part in the above discussions*.

9. General Meeting

A Special General Meeting of the Bank will be held at the offices of the Bank at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv, on Thursday, 2 February 2006 at 11:00 am, as detailed in the Immediate Report of 10 January 2006. The majority required to approve resolutions regarding the approval of the Program and Clause 5 shall include at least one third of the total votes of shareholders who do not have a personal interest in the approval of the transaction, taking part in the vote (in calculating the total votes of such shareholders, abstentions will not be taken into account); alternatively, the total number of opposing votes of the above shareholders may not exceed 1% of the total voting rights in the Bank.

The date for determining the entitlement of all shareholders to vote at the General Meeting is 22 January 2006.

See sub-clauses 5e and 5f above with regard to directives of the Israel Securities Authority which may delay the convening of the General Meeting.

10. Details of Representatives of the Bank for dealing with this Report

Name:	Adv. Dalia Tal	Adv. Jennifer Janes
Position:	Legal Advisor to the Board of Directors of the Bank	Group Secretary
Address:	Israel Kantor, Elhanani, Tal & Co. 76 Rothschild Blvd., Beit Moses Tel Aviv 65785	Leumi House 34 Yehuda Halevi Street Tel Aviv 65546
Phone:	972-3-7140400	972-3-5149419
Fax:	972-3-7140401	972-3-5149732

11. Examination of Documents

The documents relating to the transactions with the controlling shareholder detailed in this report, including the documents presented to the Audit Committee and Board of Directors as part of the discussion proceedings and the approval of related resolutions, may be examined at the Secretariat of the Bank at the offices of the Bank, Beit Leumi (11th floor), 34 Yehuda Halevi Street, Tel Aviv, during normal business hours.

* Mr. Baruch Bahat, Director, holds 2,499 shares of the Bank

Bank Leumi le-Israel B.M.

Menachem Hochman Head of Labor Relations of the Bank	Adv. Jennifer Janes Secretary of the Bank

General Meeting of Bank Leumi le-Israel B.M.

Details of Additional Items other than the Approval of Transactions with a Controlling Shareholder (Items 2 and 4 on the Agenda) and Text of the proposed Resolutions

Item 1: Approval of the Distribution of a Dividend in respect of the first 9 months of 2005

In light of the results of the Bank for the 9 months ending 30 September 2005, the Board of Directors has resolved to recommend to the General Meeting the distribution of a cash dividend at the rate of some 65.9% of the net profit for the above period (some NIS 1.1 billion), at the rate of 78.0% of the paid-up capital.
Subject to the approval of the General Meeting, the said dividend will be paid on 28 February 2006 to holders of the ordinary stock* of the Bank who will hold the stock as of 15 February 2006 (the record date). The stock will trade "ex" dividend on 16 February 2006, and the dividend will be at the rate of NIS 0.78 for every NIS 1.0 par value of ordinary stock. (Tax will be deducted at source from the above dividend as required by law, namely, at the rate of 20%).

Text of the Resolution:

To approve the distribution of a dividend for the nine months ending 30 September 2005 at the rate of 78.0% of the paid-up capital (NIS 0.78 for every NIS 1.0 par value of ordinary stock), constituting some 65.9% of the net profit for the nine months ending 30 September 2005, to be paid on 28 February 2006.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Approval of Option Program

Text of the Resolution:

To approve the Employee Option Program, pursuant to the Preliminary Outline filed with the Israel Securities Authority on 3 January 2006, subject to such amendments as may be required by the relevant authorities, and that the transaction does not detrimentally affect the interests of the Bank.

---

*All the issued shares of the Bank were converted to registered ordinary stock. The ordinary stock may be transferred in units of NIS 1 par value each. The terms "shares" and "shareholder" in the Transaction Report include "stock" and "stockholders" respectively, and one ordinary share of NIS 1 means NIS 1 par value ordinary stock.

Item 3: Approval of an Offer of Options to the Chairman of the Board of Directors as part of the Option Program

Pursuant to the Companies Law, the inclusion of the Chairman of the Board of Directors in the Option Program requires the approval of the Audit Committee and Board of Directors of the Bank, which were obtained on 22 December 2005, and the approval of the General Meeting.

Text of the Resolution:

To approve the offer of 122,644 options to the Chairman of the Board of Directors of the Bank under the above Option Program.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Approval of Securing the Rights of Employees for 5 years

Text of the Resolution:

To approve the securing of collective and individual employee rights for a period of 5 years, in accordance with clause 5 of the special collective agreement between the Bank and the employees' representatives dated 30 November 2005, and that the transaction does not detrimentally affect the interests of the Bank.

Item 5: Approval of Amendment of the Indemnity granted by the Bank to the Members of the Board of Directors

In 2004, the General Meeting approved the granting of an indemnity to the Directors of the Bank, pursuant to the provisions of the Companies Law. In October 2005, following an amendment to the Companies Law, the General Meeting approved a corresponding amendment to the Articles of Association of the Bank.

The General Meeting is now requested, following the approval by the Audit Committee and the Board of Directors, to approve a similar amendment to the indemnity granted by the Bank to the members of the Board of Directors.

The main effect of the amendment is to allow, in the circumstances determined in the Companies Law, the granting of an indemnity in respect of reasonable litigation expenses, including lawyers' professional fees, incurred by a Director due to an investigation or proceeding carried out against him by an authorized authority, and which was concluded without the filing of a criminal indictment

against him and without the imposition of a monetary obligation as an alternative to criminal proceedings, or which was concluded without the filing of a criminal indictment against him, but with the imposition of a monetary obligation as an alternative to criminal proceedings in an offence that does not necessitate the proof of criminal intent.

In this connection, it should be noted that with regard to the implementation of indemnities granted to officers, the Bank is restricted by its decisions according to which the actual implementation of indemnities is conditional upon the fulfilment of two cumulative conditions: (1) the maximum amount in respect of the implementation of such indemnities shall not exceed 10% of the shareholders' equity of the Bank; and (2) the maximum amount in respect of the implementation of such indemnities will not detrimentally affect the minimum capital ratio required pursuant to the directives of the Supervisor of Banks.

Text of the Resolution:

To approve an amendment to the text of the indemnity granted by the Bank to the members of its Board of Directors pursuant to the resolution of the General Meeting of 15 February 2004, and in accordance with the amendment to the Articles of Association of the Bank of 31 October 2005, the main effect of which is to allow, in the circumstances determined in the Companies Law, the granting of an indemnity in respect of reasonable litigation expenses, including lawyers' professional fees, incurred by a Director due to an investigation or proceeding carried out against him by an authorized authority, and which was concluded without the filing of a criminal indictment against him and without the imposition of a monetary obligation as an alternative to criminal proceedings, or which was concluded without the filing of a criminal indictment against him, but with the imposition of a monetary obligation as an alternative to criminal proceedings in an offence that does not necessitate the proof of criminal intent.

Required Majority:

An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The full text of the resolutions on the agenda of the General Meeting, the Preliminary Outline in respect of the Option Program and the abovementioned collective agreement, together with the other documents relating to these two matters, and the text of the proposed amendment to the indemnity, may be examined at the Secretariat of the Bank, Beit Leumi (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 03-5149716, between the hours of 8:00 and 15:00.

Exhibit 25A

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Beit Leumi, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

3 January 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding the Filing of a Preliminary Outline Employees' Option Program

Pursuant to Regulation 11(b) of the Securities Regulations (Details of an Outline of an Offer of Securities of Employees), 2000

1. On 3 January 2006, the Company filed a Preliminary Outline with the Israel Securities Authority regarding an offer of securities to employees, pursuant to which the Company will be filing an Outline Offer of Securities to Employees.

2. The Outline to be published will include a private offering to the Chairman of the Board of Directors and to the President and Chief Executive Officer. Such offer is defined as a "Substantial Private Offering", pursuant to the Securities Regulations (Private Offering of Securities in a Listed Company), 2000. The allotment of options to the participants, including the Chairman of the Board of Directors and the President and Chief Executive Officer, will be made relative to the participants' salary level for the purpose of social deductions for the month of December 2005.

3. The Board of Directors approved the Offer of Securities to Employees on 22 December 2005, and amendments to the Outline were approved by the Audit Committee and Board of Directors on 1 January 2006. No changes were made to the details provided in the Immediate Report filed on 25 December 2005, the text of which is set out below for the purposes of convenience.

4. The main points of the resolution of the Board of Directors were as follows (such details to include the number of securities being offered, their price, exercise price and vesting period – with regard to options, additional details are to be provided):

   a. See the text of the Immediate Report filed on 25 December 2005, as set out below.

b. In addition, the Board of Directors approved the exercise period of the options:

   At the end of two years from the date of allotment of the options to the participants and their deposit with the trustee, the participant will be entitled to give an exercise notice with respect to up to half of the total number of options that he/she is entitled to;

   The second half will be exercisable from the first exercise date until the expiry of three years from the allotment and deposit date detailed above -

all as detailed in the Outline.

<u>Text of the Immediate Report filed on 25 December 2005</u>

<u>Approval by Audit Committee and the Board of Directors of Outline Employees' Option Program.</u>

Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that on 22 December 2005, the Audit Committee and the Board of Directors of the Bank approved an Outline regarding an offer of (non-listed) options to the employees of the Bank, The Arab-Israel Bank Ltd, Leumi Mortgage Bank Ltd. and the restaurants association of the Bank (the "Participants") in accordance with the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000 (the "Outline" and "Regulations", as appropriate.)

In accordance with the said option program, as approved by the Audit Committee and the Board of Directors, 84,853,960 options will be allotted to the Participants free of consideration, which options will be exercisable into 84,853,960 shares of the Bank. This number of shares represents 6% of the issued and paid-up share capital of the Bank at the date of allotment.

The exercise price of the options is NIS 13.465 per share. This price is linked to the Consumer Price Index according to the system of the "last known index", the basis index being the index for September 2005 which was published on 15 October 2005.

The exercise price is subject to various adjustments, including adjustment in respect of dividend distributions, as detailed in the Outline.

The theoretic economic value calculated for the options to be allotted pursuant to the program, in accordance with the "Black and Scholes" formula, and in accordance with the criteria determined by the Tel Aviv Stock Exchange Ltd (the "Stock Exchange") as at 25 December 2005, is NIS 464 million for all the options. The principle assumptions on which the above was based were:

1. The options will be exercised on their last exercise dates.

2. The standard deviation was calculated according to the weekly return of the Bank's shares on the Stock Exchange during the period of six months ending

on 30 November 2005, as taken from the Stock Exchange's trading guide for the month of November. The weekly standard deviation stands at 3.74%.

3. The annual interest rate was determined according to the annual discounting factor for CPI linked interest as published by the Stock Exchange on 1 December 2005. This interest stands at 3% p.a.

4. The closing price of the Bank's shares on the Stock Exchange on 22 December 2005, the last trading day before the publication of this report, stood at NIS 17.23 per share.

The calculation of the economic value did not take into account the following facts, which affect the economic value:

5. The fact that the options to be allotted under the program will not be listed for trading on the Stock Exchange.

6. The fact that the exercise of the options may be conditional on the continued employment of the participants by the Bank, The Arab-Israel Bank, Leumi Mortgage Bank or the restaurants association, as determined in the program.

7. The specific affect of the adjustment systems determined in the program, including adjustment for dividend distributions.

8. The provisions of s.102 of the Income Tax Ordinance regarding the taxation at marginal rates of the Participants' regular income (on the difference between the average price of the shares on the thirty days preceding the date of allottment of the options and of their deposit with the trustee for the Participants, and the exercise price of the options as determined in the program) and the method of taxation of the additional benefit which may arise from the adjustment of the exercise price for dividend distributions by the Bank.

It should be noted that the allottment of the options will oblige the Bank to record an expense in its financial statements, in the amount of the economic benefit embodied in the options, in accordance with the accounting principles applying to the Bank. This benefit may be different from the theoretic economic value calculated in accordance with the criteria of the Stock Exchange, as referred to above.

The distribution of the options among the Participants and the determination of the number of options to be offered to each Participant will be made in proportion with the salary being the basis for social provisions for such Participants for the month of December 2005. The Chairman of the Board of Directors of the Bank is included amongst the Participants, subject to the approval of the General Meeting of the Bank.

The option program is subject to the approval of the General Meeting of the Bank, which has yet to be given. A further immediate report will be filed at the time of convening the General Meeting.

The Bank will publish the Outline in accordance with the Regulations and at the time determined therein.

End of Text of the Immediate Report filed on 25 December 2005

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 25B

Translation of Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

24 January 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Outline of an Offer of Securities to Employees

Pursuant to Regulation 2, 8 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000

1. An Outline of an Offer of Securities to Employees is hereby filed.

2. The commencement date for the period of the transfer of the securities to the employees is determined in clause 3.18 of the Outline.

3. The date of the resolution of the Board of Directors regarding the offer of the securities to the employees is 22 December 2005. Amendments to the Outline approved on the aforementioned date were approved by the Audit Committee and Board of Directors on 1 January 2006.

   Report No. 2006-01-003111 was filed with the Israel Securities Authority on 3 January 2006, with regard to the Preliminary Outline that was deposited.

4. The amendments or updates made to the Outline as compared with the Preliminary Outline are as follows:

   i. Update of the economic value of the options.
   ii. Update of the Stock Exchange prices of the shares of the Bank.
   iii. Update of the list of immediate reports which appears in the reference to financial reports and immediate reports.

   Note: The said amendments are to both the Preliminary Outline and the amended Preliminary Outline that was filed with the Israel Securities Authority on 18 January 2006 (Report No. 2006-01-012462).

5. The clauses in the Outline that have been amended as aforementioned, as compared with the Preliminary Outline are: 6.5, 12, 17

6. Securities being offered:

    Type of Security: Options
    Stock Exchange Registration No.: N/A
    Amount being Offered: 84,853,960
    Amount being offered of the issued and fully paid up capital of the Company (in percentages):
        Capital (undiluted): 6%
        Voting Rights (undiluted): 6%
        Capital (fully diluted): 5.66%
        Voting Rights (fully diluted): 5.66%

7. Number of Offerees:

In the Company:	6,950
In Subsidiaries:	519
Total:	7,469

    Type of Offerees:
    i. A chief executive officer who is not a director or controlling shareholder.
    ii. A director who is not a controlling shareholder.
    iii. Employees who are not a chief executive officer or a director or a controlling shareholder.

    Note: The offerees are the Chairman of the Board of Directors and the President and Chief Executive Officer of the Bank, and the tenured employees of the Bank, The Arab Israel Bank Ltd., Leumi Mortgage Bank Ltd. and the Restaurants Association of Bank Leumi le-Israel (R.A.).

8. Type of Consideration: The securities are being offered without consideration.

9. Date and manner in which the Outline will be delivered to each offeree, and in which the reports that are referred to in the Outline will be made available for inspection: A written notice will be delivered to each offeree at a time closely following the publication of the Outline.

10. Details of representative of the Company dealing with the Outline:

    Adv. Jennifer Janes
    Leumi House
    34 Yehuda Halevi Street
    Tel Aviv 65546
    972-3-5149419
    972-3-5149732

11. See Outline below

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

[TRANSLATED FROM THE HEBREW]

Outline dated 24 January 2006

BANK LEUMI LE-ISRAEL B.M. (the "Bank")

OUTLINE

for an offer of securities to the Bank's employees and to the employees of The Arab Israel Bank Ltd. and Leumi Mortgage Bank Ltd., in accordance with section 15B(1) of the Securities Law, 5728-1968 and the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 5760-2000.

OF

up to 84,853,960 (unlisted) options that are being offered to the Participants (as defined below), including the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer, without consideration, exercisable into up to 84,853,960 registered ordinary shares of NIS 1 par value each of the Bank.

Date: 24 January 2006

TABLE OF CONTENTS

1. **Introduction**

1.1 The Bank is a company registered in Israel. The Bank's ordinary shares are of NIS 1 par value each and are listed for trading on the Tel Aviv Stock Exchange Ltd (the "Stock Exchange").

1.2 On 22 December 2005 and 1 January 2006 the Board of Directors of the Bank resolved to approve and adopt an option program for the Participants (as defined below), pursuant whereto the Bank will make an offering of securities to the Participants, subject to the fulfilment of certain conditions determined in the Program (the "Offering"), all as detailed in this outline (the "Program").

In this Program, the "Participants" means:

anyone who, on the Qualification Date (as defined in the Program), is a member of one of the following groups:

1.2.1 the Tenured Employees of the Bank, including the Tenured Employees of the Bank who have been seconded to subsidiaries of the Bank and/or who are employed by the Bank's overseas units;

1.2.2 employees under a personal contract of employment with the Bank;

1.2.3 employees who are members of the Bank's Management (including the Chairman of the Board of Directors of the Bank, but excluding the other Directors of the Bank) and the Chief Internal Auditor of the Bank;

1.2.4 Tenured Employees of The Arab Israel Bank Ltd. (the "Arab Bank");

1.2.5 Tenured Employees of Leumi Mortgage Bank Ltd. ("Leumi Mortgage Bank");

1.2.6 employees by virtue of a special contract executed on 4 March 1988, who have been employed for at least one whole year before the Qualification Date;

1.2.7 employees of the Bank with a personal professional contract, who have been employed for at least one whole year before the Qualification Date;

1.2.8 the Tenured Employees of the Restaurants Association of Bank Leumi le-Israel (R.A.) (the "Amuta");*

1.2.9 any other employee, or previous employee, who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as being entitled to participate in the option offering;

but excluding:

1.2.10 an employee who is on unpaid leave on the Qualification Date, unless the date of his return to work as provided in the Bank's approval of unpaid leave is no later than 30 June 2006, excluding a female employee on unpaid maternity leave;

1.2.11 any other employee who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as not being entitled to participate in the option allotment.

1.3 The objects of the Program are to promote the Bank's interests and goals by (a) enabling Bank's employees and the employees of Arab Bank and Leumi Mortgage Bank to share in the Bank's capital through an allotment of options whose exercise periods are spread over a period of a number of years; (b) increasing the proprietary interest of the employees and management in the Bank's success and its business results; and (c) the arrangement of labor relations at the Bank, as part of the privatisation process whereby the State's holdings in the shares of the Bank are being sold. Generally, the holdings by the Participants of shares in the Bank creates an incentive for the employees to improve the business results of the Bank over time, taking a long-term strategic view of the business development of the Leumi Group.

1.4 The options will be exercisable in two stages, the first of which being on the expiration of two years from the option allotment date and the second commencing from the end of the second year from the option allotment date until the expiry of the third year from the option allotment date, subject to the provisions of the Program in the event that the Participant's employment comes to an end, as provided in the Program.

1.5 The Bank has applied to the Tax Authority for approval of the Program and of the appointment of the Trustee of the Program, so

* An "amuta" is a non-profit society established in accordance with the Israeli Amutot Law, 5740-1980.

that the Program may be operated under the capital gains track pursuant to section 102 of the Income Tax Ordinance and the regulations, rules, circulars and directives issued by virtue thereof (together, "Section 102"). If there is any discrepancy between the provisions of the Program, its appendices and the documents prepared in the context thereof, and the provisions of Section 102, the provisions of Section 102 shall take precedence and the necessary adjustments to the Program will be determined by the Board of Directors of the Bank, subject to and in accordance with the provisions of law.

1.6 The Participants must consider the tax implications relating to participation in the Program. The outline does not purport to be an authorised or exhaustive interpretation of the provisions of law or an exhaustive description of the tax law relevant to the Program, and it does not replace professional advice on those matters.

1.7 The Bank will not provide financing to the Participants for the purpose of exercising the options offered to them in the Program, other than subject to the receipt all the approvals necessary for this purpose, including from the Bank of Israel and the Ministry of Finance.

1.8 The Program is in addition and without prejudice to (a) the salary agreements between the Bank and the Bank's employees and the salary agreements between the Arab Bank and its employees, Leumi Mortgage Bank and its employees and the Amuta and its employees; and (b) the Participants' rights in accordance with the decisions of the Finance Committee of the Knesset and in accordance with the provisions of the agreements regarding the Bank's privatisation, to which the State is a party, that entitle the Participants and/or any of them to purchase from the State 3.873% of the Bank's share capital, as existing on the date of this outline.

2. <u>Interpretation</u>

The introduction to the outline constitutes part of the outline. In the event of any discrepancy between the introduction and the contents of the outline, the contents of the outline shall take precedence.

3. <u>Definitions</u>

In this outline the following expressions shall have the meanings appearing against them:

3.1 "**option**" means the option right to acquire one share of the Bank by way of allotment granted to the Participants in accordance with the provisions of this outline;

3.2 "**Stock Exchange**" means the Tel Aviv Stock Exchange Ltd.;

3.3 the "**Bank**" means Bank Leumi le-Israel B.M.;

3.4 the "**Arab Bank**" means The Arab Israel Bank Ltd;

3.5 "**Leumi Mortgage Bank**" means Leumi Mortgage Bank Ltd;

3.6 the "**Board of Directors**" includes a committee of the Board of Directors that is duly authorised by the Board of Directors;

3.7 the "**Amuta**" means Restaurants Association of Bank Leumi le-Israel (R.A.);

3.8 the "**Total Quantity of Options to which he is Entitled**" has the meaning contained in paragraph 6.6 of this outline;

3.9 the "**Trustee**" has the meaning contained in paragraph 8.1 of this outline;

3.10 "**Exercise Notice**" has the meaning contained in paragraph 9.4 of this outline;

3.11 the "**Tenured Employees**" means whoever on the Qualification Date is a tenured employee of the Bank, the Arab Bank, Leumi Mortgage Bank or the Amuta, within the meaning of the term "tenured" contained in the Bank's existing collective employment agreements;

3.12 "**the Program**" or "**the Option Program**" means the option program for the Bank's employees and the employees of the Arab Bank, Leumi Mortgage Bank and the Amuta, in accordance with the provisions of this outline;

3.13 "**Members of Management**" means members of the Bank's management, members of the Arab Bank's management and members of Leumi Mortgage Bank's management, and also the Chairman of the Board of Directors of the Bank and the Bank's Chief Internal Auditor;

3.14 the "**Companies Law**" means the Companies Law, 5759-1999;

3.15 the "**Exercise Dates**" has the meaning contained in paragraph 9.2 of this outline;

3.16 the "**Expiration Date**" means the date on which three years from the Record Date will have been completed;

3.17 the "**Qualification Date**" means 1 January 2006;

3.18 "**Record Date**" or "**the Record Date**" means the date on which the options will be allotted to the Participants and deposited with the Trustee, being after the expiration of 30 days from the date of filing of the Program with the Income Tax Commission for approval in accordance with section 102 of the Income Tax Ordinance, provided that 14 business days have elapsed from the date of filing the Option Program with the Securities Authority and the latter has not given directives in connection with the Option Program in accordance with the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 5760-2000;

3.19 "**Employment Cessation**" has the meaning contained in paragraph 9.11 of this outline;

3.20 the "**Exercise Price**" has the meaning contained in section 6.4 of this outline;

3.21 "**share**" or "**shares**" means ordinary shares of NIS 1 par value each in the issued and fully-paid share capital of the Bank;[1]

3.22 the "**Exercise Shares**" has the meaning contained in section 9.4 of this outline;

3.23 "**Participant**" means as provided in paragraph 1.2 of this Program;

3.24 "**Disability**" means loss of work capacity, as defined in special collective agreement no. 59/2000 of 19th December 1999, or loss of work capacity recognised by a pension fund or executive insurance;

3.25 "**Employee Under a Personal Contract**" means any employee of the Bank who is included in the Bank's managers' grade group 1 and on the Qualification Date has a personal contract with the Bank, provided that on the Exercise Date he is still an employee under a

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1 All the issued shares of the Bank have been converted to registered ordinary stock. The ordinary stock may be transferred in units of NIS 1 par value each. The terms "shares" and "shareholder" in this outline include "stock" and "stockholder" respectively, and one ordinary share of NIS 1 means NIS 1 par value ordinary stock.

personal contract or a Member of Management, or if he has retired, then he was an employee under a personal contract or Member of Management prior to the Expiration Date;

3.26 "**Dismissal**" means the dismissal of a Tenured Employee in accordance with the employment charter of the Bank and/or the Arab Bank and/or Leumi Mortgage Bank and/or the Amuta, and if not subject to the employment charter, the dismissal of an employee or termination or non-renewal of his employment in accordance with the provisions of a personal contract of employment;

3.27 "**Agreed Retirement**" means the agreed cessation of employment between the Bank, the Arab Bank or Leumi Mortgage Bank, as the case may be, and the employee in the scope of a retirement plan or pursuant to another understanding, save for Retirement at Retirement Age;

3.28 "**Retirement at Retirement Age**" means the cessation of employment as a result of reaching retirement age, as prescribed by law or in a collective agreement that applies to the Bank's employees;

3.29 the "**Lock-up Period**" means the two year period from the Record Date or such other period if prescribed in accordance with the Income Tax Ordinance;

3.30 the "**Other Person**" means anyone to whom the options have been transferred due to the death or legal incapacity of a Participant.

4. **<u>The Required Approvals and Permits</u>**

4.1 The Program and its conditions, the publication of this outline and the allotment of the options pursuant hereto were approved by the Audit Committee and Board of Directors of the Bank on 22 December 2005 and 1 January 2006. Since the Program is being prepared, *inter alia,* in accordance with an understanding between the State and the Bank's employees in connection with the privatisation process of the Bank and the sale of the State's shareholdings in the Bank, the Program requires the approval of the Bank's General Meeting in accordance with section 275 of the Companies Law, 5759-1999, which has yet to be obtained. For this purpose and in accordance with the resolution of the Board of Directors of 22 December 2005, the Chairman of the Board of Directors was empowered to fix the date of the General Meeting and instruct the Bank's Secretary to convene such General Meeting. The date for the General Meeting has been set for 2 February 2006.

4.2 The Bank has obtained the permits, approvals and licences required by law for offering securities pursuant to this outline, their issue and the publication of the outline, save as detailed below.

4.3 The Bank applied to the Stock Exchange to obtain its approval for listing the shares that will arise from the exercise of the options that are offered pursuant to this outline. Such approval has yet to be received.

4.4 The Bank applied to the Tax Authority for approval of the allotment of the options via the capital gains track in accordance with section 102. The Tax Authority's said approval has yet to be received.

4.5 The allotment to the Chairman of the Board of Directors of the Bank is conditional upon receipt of the approval of the General Meeting of shareholders of the Bank. As mentioned, the date for the General Meeting has been set for 2 February 2006.

4.6 Pursuant to regulation 9 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 5760-2000, within fourteen (14) business days of the date of filing the outline, the Israel Securities Authority may order the Bank to give an explanation, details, information and documents with regard to the outline and also order the Bank to amend the outline within such period as it determines. Should the Authority order such an amendment, it may order the deferral of the commencement date of the distribution period of the securities to a date not earlier than three business days and no later than fourteen business days from the date of publication of the amendment to the outline. The outline shall be amended in accordance with the provisions of the aforegoing Regulations.

5. **<u>The Participants</u>**

5.1 The Offering pursuant to the option Program is being made to all the Participants.

5.2 As at the Record Date, apart from the Chairman of the Board of Directors of the Bank (due to his being a Director of the Bank) and the Bank's President and Chief Executive Officer (due to her being such), the Participants are not interested parties in the Bank and will not become the same as a result of the allotment and exercise of the options.

5.3 Shortly after publishing the outline, the Bank will give written notice to each Participant of the number of options that he will be entitled to receive pursuant to the Program, together with a copy of the Program.

As a condition for the allotment of the options, each Participant will be required to sign the option allotment letter annexed as appendix "A" to the Program by no later than one business day before the Record Date.

6. **The Securities Offered**

6.1 As at the Record Date, the Bank's issued and fully-paid share capital will be NIS 1,414,232,680, divided into 1,414,232,680 shares.

6.2 In accordance with the Program, the Trustee will be allotted 84,853,960 options for the Participants, each of which will be exercisable into a single share, subject to and in accordance with the arrangements and conditions detailed in this outline. The shares to be received on exercise of all the options constitute 6% of the Bank's issued and fully-paid share capital, as at the date of this outline, disregarding dilution as a result of exercise of the options and possible dilution resulting from the conversion into shares of the convertible deferred bonds of the Bank that were issued by the Bank in 2002.

The options will be apportioned between the Participants, the number of options offered to each Participant will be determined, *pro rata* to the salary constituting the basis for social provisions for such Participants for the month of December 2005. In the event that the number of options that is offered to a Participant pursuant to the above apportionment is a fraction, the number to be offered to the Participant will be rounded down to the nearest whole number. Accordingly:

6.2.1 84,574,657 options are being offered to the Participants, except for the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer;

6.2.2 122,644 options are being offered pursuant to the Program to the Chairman of the Board of Directors of the Bank, subject to the approval of the General Meeting of the Bank, as mentioned in paragraph 4.5 above;

6.2.3 156,659 options are being offered pursuant to the Program to the Bank's President and Chief Executive Officer.

6.3 The allotment of the options pursuant to the Offering will not alter the Bank's issued and fully-paid share capital until the options are exercised. The Bank's issued and fully-paid share capital, assuming

that all the options are exercised, as at the Record Date, will total NIS 1,499,086,640, divided into 1,499,086,640 shares.

The Option Price and the Exercise Price

6.4 The options will be allotted to the Participants without consideration. The Exercise Price of the options, as at the Qualification Date, is NIS 13.465 per share, such price being linked to an increase in the Consumer Price Index (the general index) in accordance with the "last known index" method, with the base index being that of September 2005, which was published on 15 October 2005, and the new index being the last known index before actual payment of the Exercise Price, which shall be adjusted in accordance with the provisions of paragraph 7 below ("the Exercise Price"). For the avoidance of doubt, it is hereby clarified that the Exercise Price does not bear interest.

The Economic Value of the Options

6.5 According to an opinion that the Bank has received from Prof. Amir Barnea, the theoretical economic value calculated for the options being allotted pursuant to the Program in accordance with the Black and Scholes formula, and the criteria prescribed by the Stock Exchange as at 23 January 2006 is NIS 556 million for all the options. The principle assumptions on which the aforegoing is based were:

6.5.1 The options will be exercised on their last Exercise Dates.

6.5.2 The standard deviation was calculated according to the weekly return of the Bank's shares on the Stock Exchange during the period of six months ending on 31 December 2005, as taken from the Stock Exchange's trading guide for the month of December 2005. The weekly standard deviation stands at 3.21%.

6.5.3 The annual interest rate was determined according to the annual discounting factor for CPI linked interest as published by the Stock Exchange on 1 January 2006. This interest stands at 4% p.a.

6.5.4 The closing price of the Bank's shares on the Stock Exchange on 23 January 2006, the last trading day before the publication of this outline, stood at NIS 18.44 per share.

The calculation of the economic value did not take into account the following facts, which affect the economic value:

6.5.5 The fact that the options being allotted under the Program will not be listed for trading on the Stock Exchange.

6.5.6 The fact that the exercise of the options may be conditional on the continued employment of the Participants by the Bank, the Arab Bank, Leumi Mortgage Bank or the Amuta, as provided in paragraph 9 of this outline.

6.5.7 The specific effect of the adjustment mechanisms determined in paragraph 7 of this outline, including adjustment for dividend distributions.

6.5.8 The provisions of section 102 of the Income Tax Ordinance regarding the taxation of the Participants' regular income (on the difference between the average price of the share on the thirty days preceding the Record Date and its Exercise Price as provided in the Program) and the method of taxing the additional benefit which may arise from the adjustment of the Exercise Price for dividend distributions by the Bank.

It should be noted that the allotment of the options in accordance with the outline will oblige the Bank to record an expense in its financial statements, in the amount of the economic benefit embodied in the options, in accordance with the accounting principles applying to the Bank. This benefit may be different from the theoretical economic value calculated in accordance with the criteria prescribed by the Stock Exchange, as referred to above.

Allotment of the Options to the Trustee

6.6 On the Record Date the Bank will allot all the options to the Trustee, who will hold them on trust for all the Participants who have signed an option allotment letter on time, together with a schedule of the Participants and details of the quantity of options to which each Participant is entitled in accordance with the apportionment principles detailed in paragraph 6.2 above. The quantity of options to which each Participant is entitled is referred to as "the Total Quantity of Options to which he is Entitled".

Non-Negotiability of the Options

6.7 The options that are being allotted to the Participants pursuant to the outline will not be listed for trading on the Stock Exchange. The

options and the rights by virtue thereof are personal to the Participant and cannot be transferred, assigned, pledged, charged or subjected to any lien or attachment by virtue of the provisions of any law, save for a transfer to the Other Person due to the Participant's death or legal incapacity.

6.8 The shares deriving from exercise of the options will be listed for trading on the Stock Exchange, subject to receipt of its approval as mentioned in paragraph 4.3 above.

7. **Adjustments**

7.1 In the event that the Bank distributes a dividend, the record date for determining the distribution of which is after 22 December 2005, but before the options have been exercised or expired, the gross dividend to which each share of the Bank is entitled on the record date for determining entitlement to participate in the dividend distribution shall be deducted from the Exercise Price, such amount being linked to the index from the record date for determining the right to participate in such dividend distribution, until the actual date of the exercise of the options. In the event of a dividend *in specie*, the deduction shall be determined in accordance with the adjustment by the Stock Exchange of the Bank's ex-dividend share price, compared with the base price of the share before such deduction.

7.2 In the event of a distribution of bonus shares to the Bank's shareholders, the record date for determining the receipt of which is after the Record Date, but before the options have been exercised or expired, each option will be exercisable into such number of shares as equals the amount obtained by dividing the number of shares included in the Bank's issued and fully-paid share capital immediately after the bonus share distribution by the number of shares included in the Bank's issued and fully-paid share capital immediately before the bonus share distribution. For the avoidance of doubt, there will be no change to the option Exercise Price in such event.

7.3 If a rights offer is made to the Bank's shareholders for the purchase of any securities, the record date for determining receipt of the rights being after the Record Date but before the options have been exercised or expired, the Exercise Price of each option that is exercised into shares on or after the "ex-rights" date shall be subject to the deduction of an amount equal to the Bonus Element (as defined below), linked to the CPI from the "ex-rights" date until the date of the option's actual exercise. For the purpose hereof, the "Bonus Element" means the difference between the share price on the Stock

Exchange which, according to the rights issue prospectus, served as the basis for computing the "ex-rights" share price in respect of the rights issued pursuant to the prospectus and the "ex-rights" share price in respect of the rights issued pursuant to the said prospectus that were actually exercised. The quantity of Exercise Shares will not increase as a result of the said rights issue.

7.4 In the event that the Bank's share capital is sub-divided or consolidated, the Bank shall make the changes or adjustments necessary in order to avoid the dilution or increase of a Participant's rights in the context of the Program, as regards the number and class of the shares to be received on exercise of the options that have not yet been exercised by their holder or have not yet expired, and also as regards the Exercise Price of each option.

7.5 In the event of a merger, spin-off and/or other structural change, the options that were allotted pursuant to the Program will be exchanged for, or converted into, alternative options of the Bank or the corporation that succeeds it as a result of such structural change, all in the absolute discretion of the Board of Directors of the Bank and subject to the approval of the Tax Authority.

7.6 If the Bank resolves upon voluntary winding-up or to stop its activity, immediate notice will be given to the holders of the options that have not yet been exercised or expired, and those holders shall be entitled to exercise the options during a period of 10 days from that date. At the end of such 10 day period as aforesaid, the options will expire.

7.7 In the event that as a result of any of the adjustments detailed in this paragraph 7 the Bank needs to allot fractions of a share, the Bank will not allot share fractions and the number of shares that are allotted on exercise of an option will be rounded down.

7.8 It is clarified that the provisions of this paragraph 7 shall also apply in the event that Exercise Notice has been given, and in respect of those shares that are the subject of the Exercise Notice, provided that the record date for the purpose of the event falls before the allotment of the shares that are the subject of the said Exercise Notice.

7.9 The adjustments required pursuant to this paragraph 7 shall be made and certified by an independent consultant chosen by the Board of Directors of the Bank, and his determination shall be final and absolute. The Bank shall give notice to the Trustee in respect of any such adjustment and append to its notice the said independent consultant's certificate.

8. **The Trust Arrangement**

8.1 In accordance with the provisions of section 102, all the options will be allotted in the name of a Trustee on behalf of the Participants. The Trustee shall be a trustee appointed by the Board of Directors of the Bank, whose identity has been approved for this purpose by the Tax Authority (the "Trustee").

8.2 Prior to the allotment of the options to the Trustee, the Bank shall enter into an agreement with the Trustee (the "Trust Agreement") and the provisions thereof shall bind each Participant. The Trust Agreement shall *inter alia* include the following provisions -

8.2.1 The Trustee shall hold all the options in trust for the Participants for a period of not less than until the end of the Lock-up Period, and shall act in relation thereto in accordance with the outline.

8.2.2 Until payment of the legally required tax has been secured, the shares that derive from exercise of the options may not be transferred, assigned, pledged, attached or voluntarily charged, they shall not confer any voting right and no power of attorney or instrument of transfer may be made in respect thereof, save for a transfer by virtue of a will or by operation of law.

8.2.3 Two weeks before the First Exercise Date, the Trustee shall publish notice of the Exercise Date, the entitlement to exercise options, the method of exercise and the Exercise Price known as at the date of the notice. The notice shall be published by the Bank in a circular to its employees and/or in such other way as, in the Bank's opinion, will bring the Exercise Date to the attention of the Participants. The Trustee shall also give notice to the registered address of each Participant who, on the date of publishing the notice, is no longer an employee of the Bank but is entitled to exercise options on the relevant Exercise Date.

8.2.4 No later than three weeks and no earlier than six weeks before the Expiration Date, the Trustee shall give notice of the Expiration Date to each Participant at the address that is registered with the Trustee. The notice shall specify the Exercise Price known as at the date of the notice, the number of options to which the Participant is entitled, the method of exercise and that on the Expiration Date the options that have not been exercised will be void.

8.2.5 The Trustee shall make available at his registered office, during ordinary working hours, a copy of the Bank's last periodic report and of the Bank's last unaudited financial statements for inspection by the Participants. On the written request of any Participant, the Bank shall send him, on the application of the Trustee, a copy of the said report and statements.

8.2.6 The trust shall come to an end when six (6) months have elapsed from the Expiration Date. By such time as the trust comes to an end as aforesaid, all the Participants on whose behalf the shares received upon exercise of the options are held by the Trustee will be required to furnish the Trustee with certificates as to payment of the tax due in connection with the release of the shares' from the trust as aforesaid, and to transfer the said shares to their accounts at the Bank, in accordance with section 52I(c) of the Securities Law, 5728-1968. Should the Participant not furnish such a certificate as to payment of the tax as aforesaid, the Trustee may sell the shares held by him on behalf of that Participant on the final trading day before the trust comes to an end as aforesaid, and transfer the proceeds of sale, less the tax and any other payment in respect of such sale, by way of a cheque drawn to the order of the Participant.

9. **<u>Exercise of the Options</u>**

<u>The Exercise Dates</u>

9.1 On the expiration of two (2) years from the Record Date, namely on the first day on which there is trading on the Stock Exchange after the end of the Lock-up Period (the "First Exercise Date"), the Participant will be entitled to exercise up to one half of the Total Quantity of Options to which he is Entitled, and if he does not give Exercise Notice in respect thereof by no later than one day before the First Exercise Date, options in an amount equal to the amount in respect of which such Exercise Notice has not been given, out of the first half of the total quantity of the options to which he is entitled as aforesaid, shall expire.

9.2 On any business day on which there is trading on the Stock Exchange, save for a period of 14 days before the date determined for the publication of the Bank's (periodic or quarterly) financial statements, from the First Exercise Date until the Expiration Date, the Participant will be entitled to exercise all or any of the remaining half

of the options allotted to him in accordance with the Program (the dates mentioned in this sub-paragraph, together with the First Exercise Date, to be referred to as the "Exercise Dates").

Options that are not exercised by the Expiration Date will expire and not confer any right on the Participants.

9.3 Should the Participant choose the alternative under paragraph 9.4.1 below and give Exercise Notice to that effect as provided in this paragraph 9, but the options could not be exercised in accordance with such Exercise Notice because the Exercise Shares could not be sold in accordance with what is provided in the Exercise Notice, the options will be exercised on the first date on which the Exercise Shares can be sold in accordance with what is provided in the Exercise Notice, subject that, as regards the First Exercise Date, instructions shall not be accepted in which the price limit requested is higher than the closing price of the share on the business day before the First Exercise Date, and all the options that are exercisable on the First Exercise Date shall expire, without exception, on the expiration of two weeks from the First Exercise Date (inclusive); on the other hand, as regards options in respect of which Exercise Notice is given on the Exercise Dates after the First Exercise Date, the last date for their exercise as provided above in this paragraph shall be no later than the Expiration Date.

Method of Exercise

9.4 A Participant who wishes the Trustee to exercise on his behalf options that the Participant is entitled to exercise shall give written notice thereof to the registered office of the Bank or to such person as the Bank instructs, in the form determined by the Bank, and the Bank shall transmit the notice to the Trustee ("Exercise Notice"). Exercise Notice shall detail the number of options that the Participant intends to exercise, the total shares deriving from exercise of the options in respect of which Exercise Notice is given (the "Exercise Shares"), the date on which the Participant's entitlement to exercise them matured and the Participant's choice between the following alternatives:

9.4.1 exercising options and giving instructions to the Trustee to sell on his behalf immediately all or some of the Exercise Shares as the Participant instructs, subject as provided in paragraph 9.7.1 below;

9.4.2 exercising options and giving instructions to transfer the Exercise Shares to a securities deposit in the Participant's bank account or to procure their registration in the name of

the Participant or someone acting on his behalf, subject to and in accordance with the law and subject to the provisions of paragraph 9.7.2 below.

The Exercise Notice shall be signed by the Participant or the Other Person.

9.5 The following provisions shall also apply with regard to the Exercise Notice and the exercise of the options -

9.5.1 A Participant who wishes to give Exercise Notice in accordance with the alternative set out in paragraph 9.4.1 above shall be required to deliver the Exercise Notice as aforesaid in writing at least one day before execution of the sale of all or any of the Exercise Shares, in accordance with the provisions of section 52I(b) of the Securities Law, 5728-1968.

9.5.2 Since exercising the options in accordance with the alternative set out in paragraph 9.4.1 above might affect the Bank's share price on the Stock Exchange and/or trading in the share, a situation might arise in which a Participant's instruction in the Exercise Notice to exercise the options allotted to him in accordance with the said alternative cannot be executed on time. In such event, the provisions of paragraph 9.3. above shall apply.

9.5.3 The choice of the alternative set out in paragraph 9.4.2 above, whereby the Participant will hold the Exercise Shares after the exercise of the options and not sell them immediately, might be limited in relation to Participants who are subject to restrictions in accordance with the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995. As regards those Participants, all the restrictions laid down in the provisions of the said Law and in the provisions of any law and the Bank's procedures, as existing at the relevant time, shall apply.

9.6 The Exercise Notice shall be accompanied by all the other documents that the Participant must sign as a condition for exercising the options, as to be determined in resolutions of the Board of Directors of the Bank and requested by the Trustee.

9.7 On receiving the Exercise Notice, the Trustee will act as described below -

9.7.1 Should the Participant elect the alternative detailed in paragraph 9.4.1 above, he shall deliver to the Trustee, through the Bank, written instructions on such form as furnished by the Bank, to sell the Exercise Shares on the Stock Exchange and to transfer to the Bank the payment in respect of the Exercise Price of the options to which the Exercise Notice applies. . The Participant shall further instruct the Trustee, through the Bank, to deduct the tax and other mandatory payments for which the Participant is liable in respect of exercising the options and selling the Exercise Shares, insofar as they apply. The Exercise Shares shall be allotted by the Bank and listed for trading on the Stock Exchange, transferred to a securities deposit in the name of the Trustee and sold by the Trustee. The proceeds of sale received by the Trustee shall be applied by him as follows: (1) he shall deduct the Exercise Price from the proceeds of the sale of the Exercise Shares and transfer it to the Bank; (2) he shall deduct any commissions involved in the sale from the proceeds of sale of the Exercise Shares; (3) he shall deduct the taxes and other mandatory payments, for which the Participant is liable in respect of exercising the options and selling the Exercise Shares, from the proceeds of sale of the Exercise Shares and remit them to the tax authorities either directly and/or through the Bank; (4) he shall transfer the proceeds of sale to the Participant's bank account, less the amounts detailed in sub-paragraphs (1), (2) and (3) above.

9.7.2 Should the Participant elect the alternative detailed in paragraph 9.4.2 above, he shall deliver to the Trustee, through the Bank, written confirmation from the Bank that the Bank has received the payment from the Participant in respect of the Exercise Price of the options to which the Exercise Notice applies. Immediately afterwards the Bank shall allot the Exercise Shares in respect of the exercise of the options to the Trustee or to his order. The Participant shall include with the Exercise Notice the tax and other mandatory payments for which he is legally liable in respect of the exercise of the options or he shall attach a certificate from the assessing officer that he has paid the tax for which he is liable in respect of the transfer of the Exercise Shares as aforesaid, in accordance with section 102 or any other law, together with the expenses involved in the exercise. The Trustee or the Bank shall remit the tax and other mandatory payments to the Tax Authority and any other entity, as

necessary and as the case may be. Immediately afterwards and by no later than the expiration of 15 business days thereafter, the Trustee shall transfer the Exercise Shares to the Participant or someone on his behalf, insofar as specified in the Exercise Notice, and they shall be listed for trading on the Stock Exchange.

Alternatively, such a Participant may exercise the options as provided in this sub-paragraph without including the tax and other mandatory payments or confirmation that they have been paid as aforesaid with the Exercise Notice, but in such event the Trustee shall continue to hold the Exercise Shares on trust pursuant to section 102 until the earlier of the following: (a) such time as the Participant pays the tax and other mandatory payments for which he is liable, whereupon the Trustee shall transfer the Exercise Shares to the Participant or someone on his behalf, in accordance with the Participant's instructions; or (b) at such time as the trust comes to an end, as provided in paragraph 8.2.6 above, whereupon the provisions of that paragraph shall apply.

9.8 The price of the Exercise Shares shall be paid by the Participant or the Other Person, as the case may be, in one or more of the following manners: in cash, bank draft, bank transfer or written authority in favour of the Bank; or in such other manner as the Bank may approve from time to time.

9.9 If for any reason section 102 does not apply to the exercise of the options, the Participant or the Other Person, as the case may be, shall, as a condition for exercising the options, pay the tax for which he is liable (including by way of tax deducted at source by the Bank).

9.10 The Bank may, from time to time, alter the exercise proceedings and the sale provisions, as provided above in this paragraph, insofar as may be necessary, in the Bank's discretion, in order to facilitate the exercise and sale proceedings, to make them more efficient and to improve them and to adapt them to modifications that are made to the governing law, and in view of future experience in acquired by the Bank in the implementation of the proceedings. The changes shall be made in coordination with the Trustee and subject to the provisions of section 102. The Bank shall bring those changes to the attention of the Participants.

It is clarified that the Bank may, for reasons of efficiency and convenience, determine dates and/or periods each month and

prescribe that a Participant may only submit Exercise Notice on those dates or during those periods.

Entitlement to Exercise Options in the Event of the Cessation or Suspension of Employment

9.11 In the event that the cessation of the Participant's employment, whether by reason of resignation, Dismissal or suspension (all the aforegoing being hereinafter referred to as "Employment Cessation"), the Participant's rights to exercise the options that have been allotted to him shall expire at such time as the resignation, Dismissal or suspension takes effect, whether their Exercise Date has been reached but they have not actually been exercised, or whether their Exercise Date has not yet been reached. Notwithstanding as provided above in this paragraph, Employment Cessation of the Bank's Members of Management, as defined in paragraph 3.13 above, after a change of control of the Bank, save as a result of Dismissal in circumstances in which a dismissed employee is not entitled to severance pay, shall not affect their right to exercise the options that have been allotted to them, and they will be entitled to exercise the options allotted to them as though their employment had continued until the Expiration Date.

9.12 In the event of the actual cessation of a Participant's employment due to Retirement at Retirement Age or Disability or in the event of a Participant's death during the existence of the Program, the Participant or the executor of his will that has been probated or the administrators of his estate, as the case may be, shall be entitled to exercise the options allotted to the Participant, as though his employment had continued until the Expiration Date.

9.13 Notwithstanding as provided in paragraphs 9.11 and 9.12 above, the Board of Directors of the Bank and/or such person so empowered by the Board of Directors of the Bank may, in its or his sole discretion, authorise anyone who has retired by way of Agreed Retirement or anyone who, for any reason, has ceased working for the Bank, to exercise the Total Quantity of Options to which he is Entitled, or a portion thereof, in accordance with the conditions that apply in respect of the Participant.

9.14 The provisions of paragraphs 9.11 to 9.13 above shall also apply, *mutatis mutandis*, to Employment Cessation at the Arab Bank, in respect of a Participant who is an employee of the Arab Bank, and to Employment Cessation at Leumi Mortgage Bank, in respect of a Participant who is an employee of Leumi Mortgage Bank, and to Employment Cessation at the Amuta, in respect of a Participant who is an employee of the Amuta.

10. **The Exercise Shares**

10.1 The shares that are to be allotted to the Participants on exercise of the options shall be identical with regard to all the rights attaching thereto to with the ordinary shares of the Bank immediately on their allotment, and will be entitled to any dividend or other benefit, the record date whereof is after actual allotment of the Exercise Shares. For the avoidance of doubt, a Participant shall not have any right as a shareholder in respect of the Exercise Shares until such time as they are actually allotted to him.

If shares have been allotted in the name of the Trustee for a Participant, those shares shall be identical with regard to all the rights attaching thereto to the ordinary shares of the Bank, and will be entitled to any dividend or other benefit, the record date whereof is the date of allotment or thereafter or after the shares' allotment. Nevertheless, the Trustee shall not vote by virtue of those shares so long as they are held by him.

Details of the Rights Attached to the Bank's Shares

10.2 **General** - The rights attached to the Bank's shares are in accordance with the Articles of Association of the Bank, which should be read subject to the Companies Law, 5759-1999 and the Banking (Licensing) Law, 5741-1981.

Attention is drawn in this respect to the effect that the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 5754-1993 (the "Bank Shares Law") might have on the said rights, which expressly provides that its provisions supersede the Bank's statutory documents and that some of its provisions are to be deemed included in the Articles.

10.3 **General Meetings and Voting Rights** - The Companies (Public Company's Publication of Notice of a General Meeting and Class Meeting) Regulations, 5760-2000, *inter alia* provide that notice of a General Meeting shall be published at least 21 days before the meeting is convened (and from 2 April 2006 - 35 days in respect of certain matters); the notice of the Meeting shall be published in at least two daily newspapers having broad circulation that are published in Hebrew; the notice shall *inter alia* specify the type of Meeting, its place and time, details of the matters on the agenda, a summary of the proposed resolutions, the majority necessary for passing the resolutions, the date determining all the shareholders'

entitlement to vote at the General Meeting, and also, if it is provided that an adjourned meeting will be held more than seven days after the original Meeting, the notice shall specify the time fixed for the adjourned Meeting. From 2 April 2006, in a notice of a General Meeting, the agenda of which includes items in relation to which voting by means of voting papers is allowed, the following shall be mentioned, *inter alia*: the address of the distribution site of the Israel Securities Authority and the internet site of the Stock Exchange, on which the voting paper and position papers may be found; that a shareholder is entitled to apply directly to the company and receive the voting paper and position papers directly from it; that a Stock Exchange member will send, via electronic mail, the link to the voting paper and position papers, to all shareholders who are not registered in the register of shareholders, and whose shares are registered with such Stock Exchange member, if the shareholder so wishes; details regarding receipt of proof of ownership from the Stock Exchange member with which the shares of the shareholder are registered; the last dates for the submission of position papers and voting papers to the company, as well as details regarding the manner of voting where a company allows for voting by means of the internet. Any issue that has been put to the Meeting shall be decided by a count of votes, either openly or in a secret ballot, as the chairman of the Meeting directs.

Subject to special conditions in connection with voting rights as may be attached to all the shares issued or held at such time, each shareholder present in person or by proxy shall have one vote in respect of each share held by him.

Three shareholders present in person shall constitute a quorum at General Meetings and every question shall be decided by an open vote, unless a secret ballot is requested, as explained below. A secret ballot may be requested - by the chairman of the Meeting or by at least three shareholders present and entitled to vote at the meeting - before the open vote or immediately after the results of the open vote have been declared.

The Chairman of the Board of Directors, or in his absence the Deputy Chairman, if any, shall be entitled to take the chair at every General Meeting. In the absence of a Chairman or Deputy Chairman, or if he is not present at the General Meeting 15 minutes after the time appointed for holding such Meeting or is not willing to act, the Directors present may choose a chairman and, if they do not do so, the members present shall choose one of the Directors to be chairman, and if no Director present is willing to take the chair, shall choose one of their number to be chairman.

In accordance with Chapter Six of the Bank Shares Law, the shares committee of the Bank is under a duty to participate and vote in General Meetings. The said Chapter includes special provisions in respect of votes concerning the alteration of the statutory documents, concerning the conditions under which Directors hold office and, on the instructions of the Minister of Finance, for the purpose of achieving a number of objects. The Law provides *inter alia* that:

the committee shall vote against any amendment to the Bank's statutory documents that directly or indirectly impairs the rights attaching to the shares or the ability to sell them, or the Government's policy in connection with their sale or in connection with structural changes to the banking system. In certain circumstances, the committee may consult the Minister of Finance or such person as appointed by him.

the committee shall not vote in favour of increasing Directors' remuneration beyond the average salary increase in the economy, unless the Bank's business results justify the same.

the Minister of Finance, with the approval of the Government or a ministerial committee, may order the committee to requisition the convening of a General Meeting and vote thereat in accordance with his instructions on any matter, including amending the statutory documents, if, in his opinion, the same is necessary to achieve the sale of the shares, to avoid or limit impairment of the rights attaching to the shares, the ability to sell them or their proceeds of sale, the making of structural changes, the determination of dividend distribution policy and the transfer of authority to deal with said matters to the General Meeting.

the Minister of Finance may also instruct the committee to apply to the Court by virtue of the shares, *inter alia* to request an order for the convening of Meetings or to approve arrangements, if the same appears necessary to him in order to achieve the purposes of the Law.

On 23 November 2005 an option was executed between the Government of Israel and Barnea Investments B.V. ("Barnea Investments"), pursuant whereto the Government granted Barnea Investments the right, exercisable for 180 days from 24 November 2005 and extendiblefor up to a further 12 months, to purchase from the Government shares of the Bank constituting 10.01% of the Bank's share capital. In the scope of the said option, the Government has undertaken that, during that option exercise period, the Government (through the shares committee) will oppose the adoption

of resolutions by the Bank's General Meeting, on the following matters, unless Barnea Investments agrees to them: voluntary winding-up of the Bank; a spin-off by the Bank; a merger of the Bank with companies other than wholly owned subsidiaries or a compromise or arrangement (within the meaning in section 350 of the Companies Law, 5759-1999) to which the Bank is a party; the allotment of shares or securities convertible into shares (except an offering or sale of the Bank's securities to the Bank's employees or employees of corporations of the Leumi Group), a modification to the rights attaching to the Bank's shares and an increase of the Bank's authorised capital or a rights issue by the Bank, or an alteration to the Bank's statutory documents. In addition, if the consent of M.I. Holdings Ltd. or the Accountant-General is requested in respect of the manner in which the Government or the shares committee votes in the Bank's general meeting, MI Holdings Ltd and/or the Accountant-General shall consult Barnea Investments before giving such consent, unless the vote relates to the approval of the Bank's financial statements, the appointment of an auditor or the appointment or dismissal of directors.

According to the Banking (Licensing) Law, 5741-1981, it is prohibited for a person to make an agreement with another person as regards their voting at a General Meeting for the appointment of a director in a banking corporation or bank holding corporation, except pursuant to a permit granted by the Governor of the Bank of Israel following consultation with the Licences Committee; the prohibition does not apply to a holder of means of control who has agreed with another that the other will vote in his name and on his behalf in favour of such person as the holder of the means of control has instructed him, provided that the other does not vote in the name and on behalf of more than one other holder.

10.4 **Dividend Rights** - All the ordinary shares rank equally as regards the distribution of dividends. The General Meetings may declare the distribution of dividends to the shareholders, subject to such rights as have been vested in any other class of shares in issue at the relevant time; distributions will be *pro rata* to the amounts paid up or credited as paid up on account of their nominal value.

If not otherwise provided in the conditions of issue of the shares, all the dividends on shares that have not been fully paid up during any period in respect of which the dividends are paid, shall be paid *pro rata* to the amounts that have been paid up or credited as paid up on account of the nominal value of the shares during some part of the said period. The distribution of dividends by the Bank is subject to

the Directive 331 of the Supervision of Banks concerning "The Distribution of Dividend by Banking Corporations".

According to the Bank Shares Law, the Minister of Finance may, with the approval of the Government or such ministerial committee as the Government empowers, order the committee to convene a General Meeting and vote thereat with regard to the determination of the policy regarding the distribution of dividends from the Bank's profits, subject to such limitations as prescribed by the Supervisor of Banks for the safeguarding of the stability of the Bank.

In the proceedings for the sale of up to 20% of the Bank's share capital held by the State to Barnea Investments, criteria and general conditions were published that will be determined by the Bank of Israel in connection with the distribution of dividends by the Bank, with effect from such time as a control permit is granted by the Bank of Israel (which has yet to be granted) -

(1) A dividend may not be distributed from profits that have accumulated at the Bank as at the date to which the last financial statements prior to the submission of the bid to purchase the means of control relate; if losses accumulate after this date, no dividend shall be distributed until after those losses have been covered.

(2) A dividend may not be distributed from profits from the sale of material assets of the Bank for five years from the purchase of the means of control, unless all the following conditions have been fulfilled: (a) the sale arises from legal requirements that apply to the Bank; (b) distribution of the dividend from profits from the sale of such assets will not cause a reduction of the Bank's minimum capital ratio below that existing immediately prior to the sale of the said assets; (c) the Board of Directors of the Bank shall confirm the distribution after having examined the Bank's requirements and its business plans; (d) prior written approval of such distribution has been obtained from the Supervisor of Banks after he has examined the Bank's capital adequacy and the decision of the Board of Directors' and its basis.

Nevertheless, in the event of special circumstances, as confirmed by decisions of the Board of Directors of the Bank and its Audit Committee, under which the best interests of the Bank require a dividend distribution which exceeds the above, the holders of the control permit may apply to the Governor of the Bank of Israel to approve such extraordinary distribution.

10.5 **Capitalisation of Profits and Distribution of Bonus Shares** - The General Meeting of the Bank may resolve to capitalise any undistributed profits that stand to the credit of the reserves or that are distributable as dividend or constitute share premiums, and to distribute them as bonus shares, which shall be of the same class for all the shareholders or, if authorised by separate Meetings of the holders of different classes of shares, of the same class as already held by them.

Increase of Capital and Issue of New Shares - The General Meeting may from time to time increase the capital by the creation of new shares in such amount as it deems expedient. New shares shall be issued on such terms and conditions and with such rights and privileges as directed by the General Meeting that resolves to create them, and if it makes no such direction, then as determined by the Directors. The shareholders have no right of pre-emption to subscribe for additional shares of the Bank, unless otherwise resolved by the General meeting that resolves to issue the new shares.

10.6 **Transfer of Shares** - The directors may decline to register in the Bank's register of shareholders a transfer of shares that are not fully paid up.

The Bank's shares are listed for trading on the Stock Exchange.

A transfer of shares may be restricted in accordance with the provisions of the Banking (Licensing) Law, 5741-1981, according to which the acquisition of more than five percent of a particular type of means of control of a banking corporation (namely, voting rights at the General Meeting or the right to appoint directors or the right to share in profits or the right to surplus assets on winding-up) is subject to prior receipt of a permit from the Governor of the Bank of Israel.

Furthermore, since the Bank is a controlling shareholder of banking corporations abroad, the transfer of control in the Bank is likely to be subject to the receipt of approvals in various jurisdictions, in accordance with the laws that govern the banking corporations that are controlled by the Bank.

10.7 **Rights on Winding-Up** - In the event that the Bank shall be wound up, then having regard to the rights vested in any other class of shares in issue at the time, its surplus assets shall belong to the holders of the ordinary shares and be distributed *pro rata* to the amount paid up or credited as paid up on account of the par value of those shares.

10.8 **Alteration of Rights** - The rights attaching to the shares of different classes, unless the conditions of issue of the shares of the particular class provide otherwise, may be varied, modified or abrogated only with the written consent of all the holders of the shares of that class that have been issued or when the same has been sanctioned by an Extraordinary Resolution passed by a majority of three-fourths of all the votes of the holders of the shares of that class who are present in person or by proxy and who vote at an Extraordinary General Meeting of such holders, that is duly called and held and at which two or more persons holding not less than one third of that class of shares are present. Such a variation, modification or abrogation also requires approval by a Special Resolution of the General Meeting. The modification of rights as provided in the Bank's Articles shall be subject to the proceedings prescribed in section 350 of the Companies Law (Power to Compromise or Enter into an Arrangement), when the rights being modified are in the scope of the proceedings of section 350.

11. Taxation

11.1 The Participant shall bear all tax charges, levies and mandatory payments, if and insofar as imposed upon him by virtue of the provisions of law in respect of the options and the Exercise Shares and/or such other charges to which the Participant and/or the Trustee become liable in connection with the Program, all without the Bank's embodying them in the Participant's remuneration. The Bank and/or the Trustee are not responsible for the tax implications to a Participant due to the grant or exercise of the options or the allotment or sale of the Exercise Shares.

11.2 The Bank and/or the Trustee shall deduct tax in accordance with the provisions of law, including withholding tax, as obliged by the provisions of this outline. If at any stage of the execution of the Program, payment of tax is required of the Participant and the Bank and/or the Trustee is not in possession of the amounts necessary to deduct the tax from what is then or in future due to the Participant from the Bank and/or the Trustee, the Bank and the Trustee shall be entitled not to execute that stage and/or part of the Program, unless the Participant provides the Bank or the Trustee, immediately on their request, with the amounts necessary for payment of the tax.

11.3 The transfer of the Exercise Shares from the Trustee to the Participant or their sale by the Trustee for the Participant shall be permitted and done subject to and in accordance with the directives, terms and conditions, and arrangements in connection therewith as is set out in this outline, as is to be agreed between the Bank and the Trustee and

subject to the governing law and the arrangements, if any, with the tax authorities in connection therewith.

11.4 The provisions of this outline shall not derogate from any liability imposed upon the Participant now and/or in future, in accordance with section 102 or any section as replaces and/or augmentsit.

11.5 Stamp duty that is charged, if at all, in respect of the allotment of the Exercise Shares shall be paid by the Bank.

11.6 It is recommended that each of the Participants obtain professional advice and consider the tax implications which apply to him due to the allotment and exercise of the options and the sale or transfer of the Exercise Shares, and in such context all the Participants is required personally to examine and consider the tax considerations that derive from the application of section 102 to this allotment and to himself.

12. The Stock Exchange Prices of the Shares of the Bank

Set out below are data on the high and low prices of the shares of the Bank on the Stock Exchange for the period from 1 January 2004 to the date of the outline -

Closing Price	2004		2005		2006[2]	
	Date	NIS per share	Date	NIS per share	Date	NIS per share
High	28.12.2004	11.342502	29.12.2005	17.65	4.1.2006	18.63
Low	12.5.2004	7.517276	5.1.2005	11.04452085	10.1.2006	17.15

The price of the Bank's share on the Stock Exchange on 23 January 2006 was NIS 18.44.

All the above are end of trading day prices and adjusted for dividends.

13. The Administration of the Program

13.1 The Bank will administer the Program, subject to and in accordance with the provisions of this outline and may, in the administration of the Program, exercise the powers granted to it pursuant to this outline and also do any ancillary act necessary or desirable for the administration of the Program, including determining the number of Exercise Shares and interpreting and supervising the Program's implementation.

[2] Until 19 December 2005.

13.2 The Board of Directors of the Bank may determine any provision in connection with any matter involved in the Program, its interpretation, conditions and execution, insofar as not expressly laid down in this outline. In the event of such a determination, the Participants and/or the Bank's shareholders shall have no right to submit complaints and/or objections and/or appeal against such a resolution of the Board of Directors and the Participants hereby agree in advance to every such resolution of the Board of Directors as though it were an original part of this outline in all respects.

13.3 Any modification to the option Program that is not within the power and authority of the Trustee or the Bank as provided in this outline shall be made by way of a resolution, passed by an ordinary majority of the Participants present at a meeting of the Participants. Meetings of the Participants shall be convened and held in the same way as the Bank's shareholders' meetings, *mutatis mutandis*. Resolutions approved at the Participants' meetings shall be done so by a count of votes. Each Participant shall have one vote per option.

13.4 The Bank shall keep an adequate quantity of ordinary shares in its authorised capital to secure the ability to exercise the options into the Exercise Shares, and insofar as necessary the Bank shall procure an increase of its authorised capital. In addition, to secure the Participants' rights in accordance with this outline in connection with the distribution of bonus shares, if any, the Bank shall arrange to keep in its issued capital an adequate quantity of securities to enable all the Participants to exercise their rights in accordance with this outline.

14. **Labor Law**

14.1 The income that is credited to a Participant as a result of the allotment of the Exercise Shares, their transfer into his name or their sale and any associated matter, shall not be taken into account when computing the basis for the Participant's entitlement to any social benefits *vis-a-vis* the Bank. Without prejudice to the generality of the aforegoing, such income shall not be taken into account in computing managers' insurance, further education funds, provident funds, severance pay, holiday pay or similar social benefits.

14.2 Nothing provided in the outline and/or the option allotment documents shall grant to, or vest in, a Participant any right with regard to his continued employment by the Bank and it shall not in any manner impair the Bank's right to terminate the actual employment of a Participant at any time.

15. **Expenses and Receipts**

The Bank shall bear all the expenses involved in the execution and administration of the Program, including the expenses and costs involved in the services provided by the Trustee in accordance with the Program.

16. **Non-Compliance with the Terms and Conditions of the Outline**

In addition to the other remedies available to the Bank, a Participant's non-compliance with the provisions of this outline or of the option allotment documents, if not remedied by the Participant within 30 days of notice thereof having been given to him by the Bank, shall constitute cause for the cancellation and forfeiture of all or any of the options that have not yet been exercised, as resolved by the Board of Directors of the Bank or such person as empowered by it in their exclusive discretion.

17. **Reference to Financial Statements and Immediate Reports**

The Bank draws the Participants' attention to further particulars about the Bank that can be found in its Periodic Report for 2004 that was published in 2005, including the Financial Statements, in the Bank's Interim Financial Statements that were published in 2005 and to the Immediate Reports that the Bank has published since publication of the Financial Statements as at 30 September 2005, which were published on 30 November 2005, as set out below -

Date	Subject
5.12.2005	Distribution of a cash dividend (including a correction with regard to the rate of withholding tax).
7.12.2005	Execution of a binding agreement of principles between the Bank and Leumi Gemel Ltd., and between Harel Insurance Investments Ltd. for the sale of the goodwill, activities, assets and liabilities of Leumi Gemel in connection with provident funds.
8.12.2005	Execution of a binding agreement of principles between the Bank, together with Psagot Ofek Investment House Ltd. and its subsidiaries, and between York Capital Management concerning the sale of the goodwill, activities, assets and liabilities of the Psagot Ofek Group.
21.12.2005	Issue of subordinated notes by Leumi International Investments N.V., a subsidiary of the Bank.

Date	Subject
25.12.2005	Approval of an employee option Program outline by the Audit Committee and Board of Directors of the Bank.
25.12.2005	Execution of a binding agreement of principles between the Bank, together with Leumi Gemel Ltd. and A. Solomon Investments Ltd. for the sale of the goodwill, activities, assets and liabilities of Leumi Gemel Ltd. in connection with provident funds.
29.12.2005	Exercise of an option for the purchase of 5% of the issued share capital of Africa Israel Properties Ltd. by Leumi & Co. Investment House Ltd. (a subsidiary of the Bank).
3.1.2006	Deposit of the Preliminary Outline ("Summary Report") in respect of the Program.
10.1.2006	Convening of a Special General meeting which will take place on 2 February 2006.
10.1.2006	Transaction between the Bank and its controlling shareholder (namely the Program and approval of clause 5 to the special collective agreement dated 30 November 2006).
18.1.2006	Notice of intention of the Bank to dispose of its holdings in Africa Israel Investments Ltd. and Migdal Insurance & Financial Holdings Ltd., pursuant to the restrictions imposed on it by the Banking (Licensing) Law, 5741-1981 with regard to the holdings of banking corporations in conglomerates.
22.1.2006	Change in the holdings an Interested Person of the Bank – acquisition of shares of the Bank by the Shlomo Eliahu Holdings Ltd. Group.
22.1.2006	Report of current holdings of Interested Persons of the Bank following the change in the holdings of the Sholomo Eliahu Holdings Ltd. Group.

Copies of all these reports will be made available for inspection by each of the Participants at the Secretariat of the Bank, at the Bank's registered office during normal business hours.

24 January 2006

Bank Leumi le-Israel B.M.
acting by

(Signed) (Signed)

Prof. Israel Gilad, Director Ms. Vered Raichman, Director

APPENDIX "A"

Date: __________

To:

____

Allotment Of Options

We are pleased to notify you that, in accordance with the option Program approved by the Audit Committee and Board of Directors of Bank Leumi le-Israel B.M. (the "Bank") and subject to receipt of the approvals required by law, you are to be allotted _____ options, exercisable into ______ ordinary shares of the Bank.

The options that are being allotted to you will be governed by the provisions of the outline published on __________ (the "Outline"), in all respects, and by the provisions of the trust agreement and management agreement executed between the Bank and Tamir Fishman Trusts 2004 Ltd. and Tamir Fishman Investment Management Ltd. (the "Trust Agreement"), including the trust instrument annexed to the Trust Agreement as an integral part thereof (the "Trust Instrument"). In the event of any discrepancy between this notice and the Outline and/or the Trust Agreement and/or the management agreement and/or the Trust Instrument, the provisions of the Outline and/or Trust Agreement and/or management agreement shall prevail. The full text of the Outline, the Trust Agreement and Trust Instrument appears on the Knowledge Management Site/Human Resources/Options. Copies of the above documents may be obtained from the Secretary of the Bank, Adv. Jennifer Janes, 34 Yehuda Halevi Street, Tel Aviv.

Subject as provided in the Outline and to the aforegoing, the options will be exercisable on the following dates -

1. ______ options will be exercisable on the first trading day on the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange") following the date on which two years will have elapsed from the actual date of the allotment of the options (the "First Exercise Date"). Any of the aforesaid quantity of options in respect of which exercise notice is not given by one day prior to the First Exercise Date will not be exercisable at a later date and will expire.

2. ______ options will be exercisable on any business day on which trading is held on the Stock Exchange, save for the 14 day period prior to the date fixed for publication of the Bank's (periodic or quarterly) financial statements, starting from the First Exercise Date until the expiration date, which is three years from the date of allotment.

It is hereby clarified that the Bank may, for reasons of efficiency and convenience, set dates and/or periods in each month, and determine that exercise notices may only be submitted on those dates or during those periods.

The allotment of the options is subject to receipt of permits and approvals, as set out in the Outline, that have yet to be obtained, including the approval of the General Meeting for allotment of the options. The Bank will not be obliged to allot all or any of the options if any of such permits and approvals as aforesaid is not received.

Yours faithfully,

Bank Leumi le-Israel B.M.

To:	To:	To:
Bank Leumi le-Israel B.M.	Tamir Fishman Trusts 2004 Ltd.	Tamir Fishman Investment Management Ltd.

I hereby confirm that I agree to accept the options as aforesaid in accordance with the provisions of the Outline and this document above, pursuant to the capital gains track under section 102 of the Income Tax Ordinance. I further agree that the options and the shares that are received from their exercise will be deposited by the Bank with the trustee, Tamir Fishman Trusts 2004 Ltd. (the "Trustee"), in accordance with section 102 of the Income Tax Ordinance, the provisions of the Outline, the Trust Agreement and the Trust Instrument.

I acknowledge and agree that the provisions of section 102 of the Income Tax Ordinance will apply to me in all aspects relating to the options even if my status as an employee changes or if I stop being a resident of Israel. I acknowledge that I am obligated not sell the shares and/or release them from the Trustee's possession before the end of the Lock-up Period as defined in the Outline and that a breach of such obligation will lead to tax charges in accordance with the provisions of section 102 of the Income Tax Ordinance.

I am aware that if the provisions of section 102 of the Income Tax Ordinance do not apply to the exercise of the options to be allotted to me for any reason, I will pay, as a condition for exercising the options, the tax that applies to me (including by way of tax deducted at source by the Bank).

I hereby confirm that the Trust Agreement and the administration agreement were made available for my examination and I agree to their contents, and undertake to act

in accordance therewith in all aspects that relate to me. I will have no claim against the Bank and/or the Tamir Fishman Investment Management Ltd. Group in this regard. I undertake to give instructions for execution in connection with the options and their exercise and/or in connection with the sale of the shares received on exercise of the options and/or their release from the trust solely through Tamir Fishman Investment Management Ltd. and/or such person as the Bank instructs me from time to time in such respect, and I hereby authorise every such entity as aforesaid to act for me and on my behalf in accordance with such instructions as they receive from me as aforesaid.

I undertake to bear all the tax liabilities and/or expenses and/or mandatory payments that are charged in respect of the allotment of the options, their exercise and the allotment of shares on their exercise, the sale of the shares and/or their release from the trust and/or any other act, and to indemnify the Bank and/or the Trustee for any damage and/or expense and/or loss occasioned to them in connection with the payment of the tax charged and/or the performance of the provisions of the Trust Agreement. I hereby authorise the Bank and/or the Trustee to deduct from the proceeds of sale of the shares various amounts for the purpose of paying the tax charged in accordance with section 102 of the Income Tax Ordinance and the rules by virtue thereof and also for the purpose of making such other mandatory payments as charged. I acknowledge and agree that the Bank and/or the Trustee will not be obliged to transfer shares to me and/or the proceeds of their sale and/or do any other act in connection with the options, so long as payment of the tax due in such respect is not secured.

I hereby agree and undertake to pay commission to Tamir Fishman Investment Management Ltd. in respect of a sale of shares or the release of shares from the Trustee in an amount equal to 0.08% of the (gross) value of the transaction.

I hereby confirm that I agree to bear all the expenses involved in the management of the bank account to be opened in the Trustee's name on trust for me and the commissions relating to the execution of transactions in it.

I acknowledge that the Bank and/or the Trustee does not act as a tax adviser and that I understand the tax implications in respect of the allotment and/or exercise of the options and/or the sale of the shares and/or their release from the trust.

I acknowledge that my agreeing to all the provisions of the Outline and the aforegoing provisions of this document constitutes a condition for the Bank's agreeing to allot the options to me as aforesaid.

My address for the purpose of receiving notices from the Trustee shall be at the Bank.

______________ ______________

[Name and ID No.] [Date]

____

[Signature]

Exhibit 25C

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange.
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 April 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding the Filing of a Preliminary Outline ("Summary Report")

Pursuant to Regulation 11(b) of the Securities (Details of an Outline of an Offer of Securities of Employees) Regulations, 2000

1. On 5 April 2006, the Company filed a Preliminary Outline with the Israel Securities Authority regarding an offer of securities to employees, pursuant to which the Company will be filing an Outline Offer of Securities to Employees.

2. The Outline to be published will not include a "Private Offering" to the Chairman of the Board of Directors or to the President and Chief Executive Officer, as defined in the Securities (Private Offering of Securities in a Listed Company) Regulations, 2000.

3. The Board of Directors approved the offer of securities to employees on 20 March 2006.

4. The main points of the resolution of the Board of Directors were as follows (such details to include the number of securities being offered, their price, exercise price and vesting period – with regard to options, additional details are to be provided):

   Approval by the Audit Committee and the Board of Directors to file Outline regarding Offer of Shares to Employees of the Bank by the State of Israel

   Bank Leumi le-Israel B.M. (the "Bank") hereby gives notice that, in accordance with the agreements regarding the privatization of the Bank and the understandings reached between the Accountant-General of the Ministry of Finance and the Bank's employees, the Audit Committee and the Board of Directors of the Bank approved, on 20 March 2006, an Outline regarding an offer of shares of the Bank by the State of Israel to the employees of the Bank, The Arab-Israel Bank Ltd, Leumi Mortgage Bank Ltd. and the Restaurants

Association of Bank Leumi le-Israel (R.A.) (the "Participants"), in accordance with the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000 (the "*Outline*").

According to the Outline, as approved by the Audit Committee and the Board of Directors, 40,630,905 shares will be offered to the Participants, pursuant to and subject to the arrangements and conditions detailed in the Outline, such shares being held by the State of Israel and constituting 2.873% of the issued and fully paid share capital of the Bank at the date of publication of the Outline.

The share price, as of 5 April 2006, is NIS 11.475 per share, such price being determined pursuant to the formula detailed in the Outline. The price per share is linked to the Consumer Price Index according to the "last known index" system with the basis index being the September 2005 index which was published on 15 October 2005, and bears interest. The share price is subject to various adjustments up to the actual date of payment, including adjustment in respect of dividend distributions, as detailed in the Outline.

The distribution of the shares among the Participants and the determination of the number of shares to be offered to each Participant will be made relative to the Participants' salary for the purpose of social deductions for the month of December 2005. The Chairman of the Board of Directors and the President and Chief Executive Officer are included among the Participants.

The shares will be locked-up for a period of 4 years from the Qualification Date (as defined in the Outline), and placed on trust with a trustee.

In addition, the Audit Committee and the Board of Directors approved the granting of loans to the Participants for the purchase of the shares pursuant to the Outline, such loans being CPI-linked and non-interest bearing. The loans are subject to the approval of the Supervisor of Banks of the Bank of Israel.

The Bank will apply to the Tax Authority and request approval for the application of the provisions of section 102 of the Income Tax Ordinance to the offer of shares.

The offer of shares to the Chairman of the Board of Directors and the grant of a loan for their purchase under the terms of the Outline, are subject to the approval of the General Meeting of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Exhibit 25D

<u>Translation of Immediate Report to Israel Securities Authority</u>

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

9 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

<u>Outline of an Offer of Securities to Employees</u>

Pursuant to Regulation 2, 8 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000

1. An Outline of an Offer of Securities to Employees is hereby filed.

2. The commencement date for the period of the transfer of the securities to the employees is determined in clause 8.2 of the Outline.

3. The date of the resolution of the Board of Directors regarding the offer of the securities to the employees is 9 May 2005. The text of the Outline was approved on the said date, pursuant to a resolution of the Board of Directors of 20 March 2006.

4. The amendments or updates made to the Outline as compared with the Preliminary Outline are as follows: N/A

5. The clauses in the Outline that have been amended as aforementioned, as compared with the Preliminary Outline are: N/A

6. Securities being offered:

   Type of Security: Shares
   Listed on the Stock Exchange: Yes
   Stock Exchange Registration No.: 604611
   Amount being Offered: 40,630,905
   Amount being offered of the issued and fully paid up capital of the Company (in percentages):
      Capital (undiluted): 2.87%
      Voting Rights (undiluted): 2.87%
      Capital (fully diluted): 2.71%
      Voting Rights (fully diluted): 2.71%

7. Number of Offerees:

In the Company:	6,917
In Subsidiaries:	512
Total:	7,429

Type of Offerees:

i. A chief executive officer who is not a director or controlling shareholder.
ii. A director who is not a controlling shareholder.
iii. Employees who are not a chief executive officer or a director or a controlling shareholder.

8. Type of Consideration: Cash

9. Date and manner in which the Outline will be delivered to each offeree, and in which the reports that are referred to in the Outline will be made available for inspection: Within 21 days of the date of the resolution of the Board of Directors, a written notice will be delivered to each employee. The reports are available from the Secretariat of the Bank as of 9 May 2006.

10. Details of representative of the Company dealing with the Outline:

Adv. Jennifer Janes
Leumi House
34 Yehuda Halevi Street
Tel Aviv 65546
972-3-5149419
972-3-5149732

11. See attached Outline

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

[TRANSLATED FROM THE HEBREW]

Outline dated 9 May 2006

BANK LEUMI LE-ISRAEL B.M. (the "Bank")

OUTLINE

for an offer by the State of Israel to the Bank's employees and to the employees of The Arab Israel Bank Ltd, Leumi Mortgage Bank Ltd, and to the employees of Restaurants Association of Bank Leumi le-Israel (R.A.) in accordance with section 15B(1)(b) of the Securities Law, 1968 and the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000.

OF

up to 40,630,905 registered ordinary shares of NIS 1 par value each of the Bank, being offered to the Participants (as defined below), including the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer,.

Date: 9 May 2006

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

TABLE OF CONTENTS

1. **Introduction**

1.1 The Bank is a company registered in Israel. The Bank's ordinary shares are of NIS 1 par value each and are listed on the Tel Aviv Stock Exchange Ltd.

1.2 Pursuant to the agreements with regard to the privatization of the Bank and the decisions of the Knesset Finance Committee (the "**Existing Arrangements**"), the Participants, or some of them, have been granted a right to purchase from the State 3.873% of the Bank's issued and fully-paid up share capital as at the date of the publication of this outline (the "**number of the offered shares**"). During the first stage the Participants are being offered by the State in this outline, ordinary shares of the Bank constituting 2.873% of the Bank's share capital as at 12 February 2006, that is to say 40,630,905 shares. Attention is drawn to the fact that pursuant to the Existing Arrangements, if and when the option granted to Barnea Investments B.V. (the "**Barnea Group**") by the State will be exercised, there shall be offered to the Participants, or to some of them, during the second stage, the balance of the offered shares (at a rate of 1% of the Bank's share capital as at 12 February 2006, that is to say 14,142,327 shares). For the purposes of avoidance of doubt, it is noted that the number of shares to be offered at the second stage: (a) will be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the period from the date of publication of this outline until the date of actual payment of the consideration for the shares to be offered at this stage; (b) shall not change in consequence of an allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006 and (c) will not change in consequence of a possible dilution as a result of the conversion into shares of the convertible subordinated debentures of the Bank that were issued by the Bank in 2002. It is noted that if the Barnea Group does not exercise the option that it has been granted, the employees' entitlement pursuant to the Existing Arrangements shall continue to be in force, both in the event of an issue of shares of the Bank to the public by way of the publication of a prospectus and also in the event of private placements or block trading, provided that the employees shall cooperate with the State in all matters relating to the sale of the balance of its shares of the Bank and shall maintain industrial harmony in all matters relating to the privatization process. Insofar as shall be required, an outline shall be published by the Bank shortly after the times of the sale of the balance of the State's shares in the Bank and the share price that shall be offered to the Participants shall be derived from the sale price of the shares that are the subject of the

issue to the public or the private placements, as the case may be. It should be further stated that the number of shares that shall be offered to the Participants if the Barnea Group does not exercise the option that it has been granted (a) shall be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the course of the relevant period, and (b) shall not change in consequence of an allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006.

The Existing Arrangements provide that, save for (a) the rights pursuant to this Program; (b) the rights by virtue of the options that were allotted pursuant to the outline that was published by the Bank on 24 January 2006; (c) the establishment of the collective agreements and Existing Arrangements prevailing at the Bank, each with a status for a term of five years; (d) the payment of an advance to the employees on account of the grant in respect of the Bank's activity in 2005, that was made in December 2005 - the Bank's employees shall not receive any grant and/or additional benefit in respect of the privatization of the Bank.

For the avoidance of doubt, within the context of this outline the Participants are being offered by the State 40,630,905 shares constituting only 2.873% of the Bank's share capital, and this statement does not bestow rights to the shares of the Bank to the Participants over and above those being offered pursuant hereto.

1.3 The shares being offered to the Participants pursuant to this Program are being so offered without the making of any representation or undertaking on the part of the State with regard to the value of the shares being purchased, the value of the Bank, the state of its business or the policy of the Government and its course of action with regard to the Bank or the areas in which the Bank operates. The shares are being offered subject to the waiver by the Participants granted to the State, M.I. Holdings Ltd., its employees, management and any other body operating on their behalf, of any complaint, claim or demand for indemnity of any kind regarding the Bank, its activities or in respect of the shares.

1.4 In this Program, the "Participants" means:

anyone who, on both the Qualification Date and the Record Date (as defined below), is a member of one of the following groups:

1.4.1 the Tenured Employees of the Bank, including the Tenured Employees of the Bank who have been seconded to subsidiaries of the Bank and/or who are employed by the Bank's overseas units;

1.4.2 employees of the Bank who are included in group 1 of the rank of managers at the Bank who have a personal contract of employment with the Bank on the Qualification Date;

1.4.3 employees who are members of the Bank's Management (including the Chairman of the Board of Directors of the Bank, but excluding the other Directors of the Bank) and the Chief Internal Auditor of the Bank;

1.4.4 Tenured Employees of The Arab Israel Bank Ltd;

1.4.5 Tenured Employees of Leumi Mortgage Bank Ltd;

1.4.6 employees who are employed by virtue of a special contract executed on 4 March 1988, who have been employed for at least one whole year before the Qualification Date;

1.4.7 employees of the Bank with a personal professional contract, who have been employed for at least four whole years before the Qualification Date;

1.4.8 the Tenured Employees of the Restaurants Association of Bank Leumi le-Israel (R.A.);*

1.4.9 voluntary retirees and retirees due to age whose retirement from the Bank was on 30-31 December 2005;

1.4.10 any other employee, or former employee, who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as being entitled to participate in the Program, provided that the written consent of the employees' representative has been obtained, prior to the Record Date;

but excluding:

1.4.11 an employee who is on unpaid leave on the Qualification Date, unless the date of his return to work as provided in the

* An "amuta" is a non-profit society established in accordance with the Israeli Amutot Law, 1980.

Bank's approval of unpaid leave is no later than the end of six months from the Qualification Date, excluding a female employee on unpaid maternity leave;

1.4.12 any other employee who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as not being entitled to participate in the Program notwithstanding the fact that on the Qualification Date such employee was included in the groups enumerated in paragraphs 1.4.1 to 1.4.10, provided that the written consent of the employees' representative has been obtained, prior to the Record Date.

1.5 The objects of the Program are to promote the Bank's interests and goals by (a) enabling Bank's employees and the employees of Arab Bank, Leumi Mortgage Bank and the Amuta to share in the Bank's capital through an offer of shares; (b) increasing the proprietary interest of the employees and management in the Bank's success and its business results; and (c) the arrangement of labor relations at the Bank, as part of the privatization process whereby the State's holdings in the shares of the Bank are being sold. Generally, the holding of shares in the Bank by the employees creates an incentive for the employees to improve the business results of the Bank over time, taking a long-term strategic view of the business development of the Leumi Group.

1.6 The Bank has applied to the Tax Authority for approval of the Program and of the appointment of a trustee for the Program, so that the Program may be operated pursuant to section 102[1] of the Income Tax Ordinance and the regulations, rules, circulars and directives issued by virtue thereof (together, **"Section 102"**). If the Tax Authority's approval is obtained as aforesaid and a discrepancy is found between the provisions of the Program, its appendices and the documents prepared in the context thereof, and the provisions of Section 102, and/or the Tax Authority's approval, the provisions of Section 102 and the Tax Authority's approval shall take precedence and the necessary adjustments to the Program will be determined by the Board of Directors of the Bank, subject to and in accordance with the provisions of law.

---

1 The Tax Authority's approval is required in order for the provisions of Section 102 to also apply to the shares being sold to the employees in the State's sale offer, even though it is not an allotment of new shares but a transfer of existing shares.

1.7 Subject to the terms and conditions set forth in this outline, the Bank shall grant financing to the Participants for the purpose of the purchase of the shares being offered to them within the context of the outline. If for any reason whatsoever a payment of tax shall apply to the purchase of the shares by any Participant at the time of the purchase of the shares, and the Participant shall so elect, the Bank shall grant financing for the purpose of the payment of such tax. It is expressed that in no case shall financing be granted by the Bank for the purpose of the payment of the tax that shall apply (if it shall apply) at the end of the Lock-up Period.

1.8 The Participants must consider the tax implications relating to participation in the Program. The outline does not purport to be an authorised or exhaustive interpretation of the provisions of law or an exhaustive description of the tax law relevant to the Program, and it does not replace professional advice on those matters.

1.9 The Program is in addition and without prejudice to the salary agreements between the Bank and its employees and the salary agreements between the Arab Bank and its employees, Leumi Mortgage Bank and its employees and the Amuta and its employees insofar as such agreements exist.

2. **Interpretation**

The introduction to the outline constitutes part of the outline. In the event of any discrepancy between the introduction and the contents of the outline, the contents of the outline shall take precedence.

3. **Definitions**

In this outline the following expressions shall have the meanings appearing against them:

3.1 "**Stock Exchange**" means the Tel Aviv Stock Exchange Ltd.;

3.2 the "**Bank**" means Bank Leumi le-Israel B.M.;

3.3 the "**Arab Bank**" means The Arab Israel Bank Ltd;

3.4 "**Leumi Mortgage Bank**" means Leumi Mortgage Bank Ltd;

3.5 the "**Bank and the Other Companies**" means the Bank, Leumi Mortgage Bank, the Arab Bank and the Amuta;

3.6 the "**Board of Directors**" includes a committee of the Board of Directors that is duly authorised by the Board of Directors for the purpose of the Program;

3.7 the "**Amuta**" means Restaurants Association of Bank Leumi le-Israel (R.A.);

3.8 the "**Trustee**" has the meaning contained in section 102 of the Tax Ordinance and as at the date of publication of the outline – Tamir Fishman Trusts 2004 Ltd.;

3.9 the "**Tenured Employees**" means whoever on the Qualification Date is a tenured employee of the Bank, the Arab Bank, Leumi Mortgage Bank or the Amuta, within the meaning of the term "tenured" contained in the Bank's existing collective employment agreements;

3.10 the "**Program**" means the offer of ordinary shares of the Bank to the employees of the Bank and the Other Companies, in accordance with the provisions of this outline;

3.11 "**Members of Management**" means members of the Bank's management, members of the Arab Bank's management and members of Leumi Mortgage Bank's management, and also the Chairman of the Board of Directors of the Bank and the Bank's Chief Internal Auditor;

3.12 the "**Companies Law**" means the Companies Law, 1999;

3.13 the "**Index**" means the Consumer Price Index, including fruit and vegetables, as published by the Central Bureau of Statistics and Economic Research, or in accordance with any other replacement index determined for such purpose by the Government, which is based upon data of the Central Bureau of Statistics;

3.14 the "**Qualification Date**" means 31 March 2006;

3.15 "**Record Date**" or "**the Record Date**" has the meaning in paragraph 9.4 of this outline;

3.16 the "**Price per Share**" has the meaning contained in paragraph 7 of this outline;

3.17 "**share**" or "**shares**" means ordinary shares of NIS 1 par value each in the issued and fully-paid up share capital of the Bank;[2]

3.18 "**Participant**" means as provided in paragraph 1.4 of this Program;

3.19 "**Disability**" means loss of work capacity, as defined in special collective agreement no. 59/2000 of 19th December 1999, or loss of work capacity recognised by a pension fund or executive insurance;

3.20 "**Retirement at Retirement Age**" means the cessation of employment as a result of reaching retirement age, as prescribed by law or in a collective agreement that applies to the Bank's employees;

3.21 the "**Lock-up Period**" means the four (4) year period from the Record Date or for so long as the loan that was taken by any participant in connection with the purchase of the shares (including for the purpose of the payment of tax) has not been fully repaid (whichever is the later);

3.22 the "**Other Person**" means anyone to whom shares have been transferred due to the death or legal incapacity of a Participant;

3.23 the "**Ordinance**" means the Income Tax Ordinance.

4. **The Required Approvals and Permits**

4.1 The Program and its conditions, the publication of this outline and the offer of the shares pursuant hereto were approved by the Board of Directors of the Bank on 20 March 2006 and 9 May 2006. The Program is being prepared in accordance with the Existing Arrangements (as defined above). Pursuant to the Program, the State is making an offer to the Participants to purchase, during the first stage, 2.873% of the Bank's issued and fully-paid up share capital that is owned by the State, as at 12 February 2006, namely 40,630,905 shares. Pursuant and subject to the Existing Arrangements, during the second stage, as detailed in paragraph 1.2 above, the State shall offer a further 1% of the Bank's issued and fully-paid up share capital, as it stands as at 12 February 2006, namely 14,142,327 shares.

---

2 All the issued shares of the Bank have been converted to registered ordinary stock. The ordinary stock may be transferred in units of NIS 1 par value each. The terms "shares" and "shareholder" in this outline include "stock" and "stockholder" respectively, and one ordinary share of NIS 1 means NIS 1 par value ordinary stock.

4.2 All the permits, approvals and licences required by law for the Program and the publication of the outline have been obtained, save as set forth below.

4.3 The Bank has applied to the Tax Authority for approval of the application of the provisions of Section 102 (as defined above) to the Program. The Tax Authority's said approval has yet to be received.

4.4 The Bank has applied to the Supervisor of Banks of the Bank of Israel for approval of the granting of loans to the Participants, who shall so wish, to finance the purchase of the shares and payment of the tax that shall apply (if it shall apply) at the time of the purchase of the shares by a Participant, as provided in paragraphs 1.7 above and 10 below. The Supervisor of Banks' approval has yet to be received.

4.5 The offer of the shares to the Chairman of the Board of Directors of the Bank was approved by Audit Committee of the Board of Directors of the Bank and the Board of Directors of the Bank on 20 March 2006, and is conditional upon obtaining the approval of the General Meeting of the Bank's Shareholders pursuant to section 273 of the Companies Law. The date of the General Meeting has not yet been fixed.

4.6 Pursuant to regulation 9 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000, within fourteen (14) business days of the date of filing the outline, the Israel Securities Authority may order the Bank to give an explanation, details, information and documents with regard to the outline and also order the Bank to amend the outline within such period as it determines. Should the Authority order such an amendment, it may order the deferral of the commencement date of the distribution period of the securities to a date not earlier than three business days and no later than fourteen business days from the date of publication of the amendment to the outline. The outline shall be amended in accordance with the provisions of the aforegoing Regulations.

5. **The Participants**

5.1 The offer pursuant to the Program is being made to all the Participants.

5.2 As at the Record Date, apart from the Chairman of the Board of Directors of the Bank (due to his being a Director of the Bank) and the Bank's President and Chief Executive Officer (due to her being

such), the Participants are not interested parties in the Bank and will not become the same as a result of acceptance of the offer.

5.3 Shortly after publishing the outline, the State shall send to each Participant, through the Bank and the Other Companies (as the case may be), the Notice to the Participants (as defined in paragraph 8.2 below), which shall *inter alia* include details of the number of shares being offered to the relevant Participant within the context of the Program.

6. **<u>The Securities Offered</u>**

6.1 As at the Record Date, the Bank's issued and fully-paid up share capital will be NIS 1,414,232,680, divided into 1,414,232,680 shares.

6.2 In accordance with the Program, the Participants will be offered 40,630,905 shares, subject to and in accordance with the arrangements and conditions detailed in this outline, constituting 2.873% of the Bank's issued and fully-paid up share capital, as at 12 February 2006. For the purposes of avoidance of doubt, it is noted that the number of shares mentioned in this paragraph: (a) will be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the period from 24 November 2005 until the date of actual payment of the consideration in respect of these shares; (b) shall not change in consequence of an allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006 and (c) will not change in consequence of a possible dilution as a result of the conversion into shares of the convertible subordinated debentures of the Bank that were issued by the Bank in 2002.

The apportionment of the shares between the Participants and the determination of the number of shares offered to each Participant will be effected, *pro rata* to the salary constituting the basis for social provisions for such Participants for the month of December 2005. In the event that the number of shares that is offered to a Participant pursuant to the above apportionment is a fraction, the number of shares to be offered to the Participant will be rounded down to the nearest whole number. Accordingly:

6.2.1 40,496,242 shares are being offered to the Participants, other than the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer;

6.2.2 59,131 shares are being offered to the Chairman of the Board of Directors of the Bank, subject to the approval of the General Meeting of the Bank, as mentioned in paragraph 4.5 above;

6.2.3 75,532 shares are being offered to the Bank's President and Chief Executive Officer.

The number of shares being offered to each Participant is hereby referred to as the **"Total Number of Shares being Offered to the Participant"**.

7. **The Price of the Shares**

The shares are being offered to the Participants at a price of NIS 11.475 per share[3] (the "**Price per Share**"). For the purpose of clarification, the Price per Share is the price equal to the average between (a) NIS 17.51 (which is the Price per Share at which the Barnea Group purchased shares of the Bank in November 2005) and (b) NIS 14.70 (which is the Price per Share in respect of the shares being the subject of the option that was granted to the Barnea Group) (**the** "**Average Price**"), with there being added to the Average Price: (a) Index-linkage differentials according to the "last known Index" method, with the base Index being the Index for September 2005 (that was published on 15 October 2005), while the new Index is the last known Index prior to the date of actual payment, and (b) interest as determined in the agreement between the State and the Barnea Group (at a rate of 2% per annum), that shall be calculated as of 24 November 2005 until the date of actual payment (the "**Linked Average Price**"). 25% shall be deducted from the Linked Average Price (the "**Exercise Price**"). The Exercise Price shall be adjusted for the distribution of dividends as from 24 November 2005 to the date of actual payment, and linkage differentials shall be added to the said amount according to the "last known Index" method as well as interest as determined in the agreement between the State and the Barnea Group (at a rate of 2% per annum), which shall be calculated as from the date of the distribution of the dividend until the date of actual payment.

8. **The Employee Share Offer Proceeding**

8.1 Subject to the Tax Authority's approval in respect of the applicability of Section 102 of the Ordinance with regard to each Participant, a tax path of a holding on trust in a capital gains path pursuant to Section 102 of the Ordinance shall apply to the shares that shall be purchased

[3] The Price per Share is subject to adjustments as set forth in this outline.

by the Participants who accept the offer. It is clarified that a capital gains path pursuant to Section 102 may only apply to some of the Participants, and each Participant is responsible for examining the applicability of Section 102 to himself.

8.2 After filing the outline to the Securities Authority and to the Stock Exchange (but not prior to the expiration of fourteen business days from the date of filing the outline with the Securities Authority and the Stock Exchange and following the expiration of thirty days from the date of filing of the outline for the approval of the Tax Authority) the State shall send each Participant, through the Bank and the Other Companies (as the case may be) a letter that shall *inter alia* give details of the number of the shares being offered to him and the amount that he is required to pay in respect thereof, if he decides to order them (the "**Notice to the Participants**"). An order form shall be annexed to the Notice to the Participants in a form that shall be agreed upon by the Bank and the State for the purchase of the shares being offered (the "**Order Form**"), which the Participants shall be requested to sign. The Order Form shall *inter alia* include the Participant's declaration that he agrees that the arrangement set forth in this outline shall apply to him, and that he is aware of the provisions of Section 102 of the Ordinance and the possible tax paths. In addition, the Order Form shall include an irrevocable instruction to the Bank and to the Other Companies (as the case may be) to debit the Participant's account with the amount of the consideration for the shares. For the purpose of this outline, the expression "**the amount of the consideration for the shares**" means the amount received by multiplying the Price per Share (as defined above) by the number of shares that the Participant ordered (out of the Total Number of Shares being offered to the Participant (as such expression is defined above).

8.3 If the Notice to the Participants does not reach any Participant, such shall not invalidate the offer pursuant hereto and it shall not prevent such Participant from ordering the shares being offered to him, provided that the Participant delivers the Order Form as set forth below. Non-delivery of the Notice to the Participants shall not confer upon the Participant any right that is not confirmed upon a Participant who received a notice as aforesaid. Non-delivery of the "Notice to the Participants" to any Participant shall not confer a right to extend the time for submitting the Order Form pursuant hereto.

8.4 A Participant wishing to purchase the shares being offered to him, shall return the Order Form to the State signed by him or by his attorney (subject to the Participant signing a power of attorney that

shall be delivered by the Bank), through the Bank, and the Order Form shall detail the number of shares that the Participant wishes to purchase, together with an irrevocable instruction to debit the Participant's bank account with the amount of the consideration for the shares. The Order Form shall be returned by the Participant by the time specified in the Notice to the Participants (the "**Last Date for Delivering the Order Form**"). A Participant who does not give details in the Order Form of the number of shares he wishes to purchase, shall be deemed as having agreed to purchase the Total Number of Shares being Offered to the Participant (within the definition of this expression in paragraph 6.2 above).

A Participant who does not return the Order Form signed as required, as aforesaid, by the end of the said period, shall be deemed to have not ordered any shares and rejected the offer to purchase all or some of the shares.

8.5 A Participant shall be entitled to order the full number of shares being offered to him, or a part thereof. A Participant shall only be entitled to submit one Order Form.

8.6 A Participant's right to purchase shares as set forth above is non-transferable, even to another Participant.

8.7 A copy of the outline is to be found at the Secretariat of the Bank and on the Bank's Knowledge Management site for the inspection of every Participant, such being within 21 days of the Board of Directors' resolution as provided in paragraph 4.1 above.

8.8 Shortly prior to the Last Date for Delivering the Order Form, the State shall open a special bank account with a banking corporation (the "**Employees' Account**"). The Employees' Account shall be managed by the State in accordance with the provisions of section 28 of the Securities Law, 1968. The monies that shall be deposited in the Employees' Account shall be invested in unlinked and interest-bearing liquid deposits on a daily basis.

8.9 On the first business day after the Last Date for Delivering the Order Form as provided in sub-paragraph 8.4 above, the Bank and the Other Companies (as the case may be) shall debit each Participant's bank account with the relevant amount of the consideration for the shares for such Participant and shall deposit the amount of the total consideration of the shares for the shares that were ordered by the Participants in the Employees' Account.

8.10 The total consideration for the shares that shall be ordered by the Participants shall be transferred, in accordance with an irrevocable instruction given by the State, from the Employees' Account to the account of the Accountant-General of the Bank of Israel by the Record Date (as defined in paragraph 3.15 above).

9. **Trust and Lock-Up**

9.1 The shares that shall be ordered and purchased by each Participant (the "**Shares Purchased by the Participant**") shall be locked up as set forth below and shall be deposited on trust for the purposes of their lock-up with a trustee who shall be appointed by the Bank for the Participants (the "**Trustee**"), and such being pursuant to an agreement between the Trustee and the Bank (the "**Trust Agreement**") and subject to the approval of the Board of Directors of the Bank and the approval of the State with regard to the provisions of the Trust Agreement relating to the Power of Attorney to the State (as defined below). The principal aspects of the trust arrangement are set forth in paragraph 11 below. During the Lock-up Period an irrevocable power of attorney shall be given to the State's attorney to vote by virtue of the shares that shall be deposited with the Trustee (the "**Power of Attorney to the State**") and to make use of the right to appoint directors pursuant to the shares. The State (through its representative as mentioned in the power of attorney) shall vote by virtue of the shares in accordance with its exclusive discretion, and no obligation shall be imposed on the State, its representatives or any body acting on its behalf to consult with the Trustee, the Participants or any employee of the Leumi Group or their representatives prior to voting. The State, M.I. Holdings Ltd., its employees, management and any other body operating on their behalf shall bear no liability towards any of the Participants with regard to the voting by virtue of the said shares.

9.2 The shares shall be locked up for the Lock-up Period.

9.3 The Bank shall deliver to the Trustee and the State, within seven days of the last date for delivering the Order Form, lists of the Participants who purchased shares, their personal particulars (including details of their bank accounts) and the number of shares that each Participant purchased and also all the particulars required in the report pursuant to Section 102 of the Income Tax Ordinance.

9.4 Within three days of the date of receiving the lists as provided in sub-paragraph 9.3 above (the "**Record Date**") the State shall deposit shares that were purchased as aforesaid by the Participants in their names and with the Trustee, provided that by such date the full amount of the total consideration for the shares that were purchased as aforesaid was transferred from the Employees' Account to the account of the Accountant-General with the Bank of Israel as provided in paragraph 8.10, and provided that such date shall be at least after 30 days have elapsed from the date of submitting this outline for the Tax Authority's approval pursuant to the provisions of Section 102 of the Income Tax Ordinance, and provided that 14 business days have elapsed from the date of submitting this outline to the Israel Securities Authority and the Israel Securities Authority has not made directives as to the outline pursuant to the Securities (Particulars of an Outline for an Offer of Securities to Employees) Regulations, 2000.

9.5 The shares that shall be purchased by the Participants shall be held by the Trustee pursuant to the provisions of the Trust Agreement, the provisions of Section 102 (if they shall apply) and the instructions of the Bank pursuant to the loan agreement until the end of the Lock-up Period. The Lock-up Period shall also apply to Participants who ceased and/or shall cease to work at the Bank, Leumi Mortgage Bank, Arab Bank and the Amuta (as the case may be) prior to the end of the Lock-up Period.

9.6 Heirs of a Participant who died during the course of the Lock-up Period and also his lawful representatives, if he became fully legally incapacitated in the Lock-up Period, shall be treated as a Participant.

9.7 The shares that shall be transferred to the Participants pursuant hereto and the rights by virtue thereof shall be personal rights of the Participant. Prior to the end of the Lock-up Period or prior to the applicable tax having been paid as provided in sub-paragraph 9.8 below, whichever is the later, the shares may not be transferred, assigned, pledged, otherwise voluntary charged, open to lien or attachment thereof by virtue of the provisions of any law and no power of attorney or transfer instrument shall be given in respect thereof, whether their validity takes effect immediately or at a future date, save for a transfer by virtue of a will or at law, and save for a pledge thereof to the Bank of a pledge that shall only come into force after the payment of the applicable tax, and also the giving of a Power of Attorney to the State as provided in paragraph 9.1. It is clarified that in any event (including in the event of a transfer of the rights by

virtue of a will or by law or by virtue of the pledge to the Bank as aforesaid) the shares shall not be released from the Trustee's possession until the end of the Lock-up Period and they shall also be subject to the provisions of this outline, including with regard to the giving of the Power of Attorney to the State.

9.8 After the end of the Lock-up Period each Participant shall be entitled to request that the shares that were purchased by him shall be transferred to him, provided that the shares shall not be transferred to the Participant save after: (a) the applicable tax pursuant to Section 102 has been paid as mentioned below and the Trustee has confirmation thereof from the assessing officer, or together with the assessing officer's prior approval, the Trustee is furnished with a confirmation of the Bank that the payment of the tax in respect of the purchase and transfer of the shares belonging to the relevant Participant has been arranged and - (b) the Bank's confirmation that the relevant Participant has repaid the loan granted to him for the purpose of purchasing the shares and the payment of the tax (if granted to him) has been received.

9.9 The payment of the applicable tax shall be made by the Participant or by the Other Person (as the case may be), through one or more of the following means: bank draft, bank transfer or authority instrument in favor of the Bank; or in another manner as the Bank shall approve from time to time.

9.10 If the provisions of Section 102 do not apply for any reason, the Participant or the Other Person, as the case may be, shall, as a condition for the transfer of the shares from the Trustee to the Participant, pay the tax applicable to him (including by way of the Bank deducting tax at source). Without derogating from the provisions of paragraph 9.7, the shares shall not be transferred to the Participant until after: (a) the applicable tax has been paid and the Trustee has confirmation thereof from the assessing officer, or together with prior approval of the assessing officer, the Trustee is furnished with the Bank's confirmation that the payment of the tax in respect of the purchase and transfer of the shares to the relevant Participant has been arranged; and - (b) confirmation has been received from the Bank that the relevant Participant has repaid the loan granted to him (if granted) and that there is no impediment to the release of the shares pursuant to the provisions hereof and/or at law.

9.11 Subject to receiving confirmations as provided in sub-paragraphs 9.8 or 9.10 above, as the case may be, the shares shall be transferred by

the Trustee at the end of the Lock-up Period to the Participants' securities deposits and they shall be subject to the provisions of Section 52I of the Securities Law, 1968.

9.12 If the Bank distributes bonus shares, and the Record Date for the distribution thereof shall be prior to the end of the Lock-up Period, the Bank shall transfer to the Trustee such number of shares in accordance with the number of the shares held by the Trustee on trust for the benefit of the Participants and they shall be locked up until the end of the Lock-up Period and the provisions of this outline shall apply thereto *mutatis mutandis.*

9.13 Should the Bank issue its securities by way of a rights issue to its shareholders, and the Record Date for receipt thereof shall be prior to the end of the Lock-up Period, the Participants shall be able to sell the rights, provided that the proceeds of sale shall be invested in shares of the Bank, which shall be deposited with the Trustee, and the Participants shall not be entitled to sell them until the end of the Lock-up Period. The Participants shall also be entitled to utilise the rights, provided that the securities that shall be purchased shall be deposited with the Trustee and shall be locked up until the end of the Lock-up Period, and the provisions of this outline shall apply thereto, *mutatis mutandis.*

9.14 If the Bank distributes dividends in cash in respect of the shares being held for the benefit of each Participant by the Trustee, and the Record Date for the distribution thereof shall be prior to the end of the Lock-up Period, the dividend amounts, after deduction of the legally applicable tax, shall be used to repay the loan that was granted to such Participant (if granted) in accordance with its revalued balance as at the date of the distribution of the dividends. After repayment of the loan, or in a case in which the relevant Participant was not granted a loan, the dividends shall be paid to the Participant.

9.15 Shares that were not released in favour of the Participant at the end of the Lock-up Period on the ground that the conditions set forth in sub-paragraphs 9.8 or 9.10 above, as the case may be, were not fulfilled, and also shares that, for any other reason relating to the Participant, cannot be transferred to his possession, shall be sold immediately after the end of the Lock-up Period, but no later than one month after the end of the Lock-up Period by the Trustee, through the Bank. The tax that is to be paid in respect of the shares shall be deducted and the balance of the debt in respect thereof (if any), according to the Bank's records, shall be repaid from the proceeds

that shall be received from the sale of the shares. The amount remaining after the deductions as aforesaid shall be transferred to the Participant's bank account. If such is not possible (whether on the ground that the Participant's bank account cannot be located or for any other reason), the remaining amount shall be transferred to the Bank who shall hold it on trust for the Participant, and shall deduct from the amount expenses in respect of the holding thereof as aforesaid.

9.16 The Bank (with the consent of the State, insofar as the matter relates to it) may from time to time change the share offer proceedings, insofar as may be required, according to its discretion, in order to ease, render more efficient and improve the employee offer proceedings, the purchase of the shares by the Participants and release of the shares from the lock-up and to adjust them to changes that shall apply to the governing law, provided that the rights of the Participants as detailed in this outline are not prejudiced. The changes shall be made in coordination with the Trustee and subject to the provisions of Section 102 and the Bank shall bring such changes to the Participants' knowledge.

10. <u>**Loans to Finance the Purchase of the Shares**</u>

10.1 Every Participant who submits an application to purchase shares shall be entitled to receive from the Bank, or from the Other Companies (as the case may be), subject to signing a loan agreement, financing for the purchase of the shares being offered to the Participant (in whole or part) and such being up to the relevant amount of the consideration for the shares for such Participant and the amount of the tax that shall apply (if any) in respect of the purchase of the shares (the "**Loan**").

10.2 The granting of loans as aforesaid to the Participants was approved by the Bank of Israel. In the approval of the Bank of Israel, the Bank in determining the terms of repayment was requested to take into account the fact that approval will not be granted for the extension of the repayment period of the loans beyond the end of the Lock-up Period.

10.3 The terms and conditions of the Loans shall be identical for all the Participants. The Loan principal shall be linked to increases in the Index, with the base Index being the Index known at the time of receipt of the Loan and the new Index being the known Index at the time of repayment of the Loan.

10.4 The total maximum amount of the principal of the Loans shall be approx. NIS 466,239,634[4]. The Loan shall be for a term of four years and shall be repaid at the end of the term (principal and linkage differences) ("**Balloon Loan**").

10.5 The Participant shall be entitled to repay the Loan or part thereof at all times, even prior to the repayment date prescribed in the loan agreement, but the shares shall, in any event, be locked up until the end of the Lock-up Period.

A Participant who shall retire from his employment prior to the end of the Lock-up Period, save for a Participant who retired at retirement age and receives a monthly pension from the Bank, shall repay the Loan on the date of his retirement, but the shares shall not, in any event, be transferable until the end of the Lock-up Period.

10.6 The shares that shall be purchased by the Participant and the purchase whereof shall be financed by the Loan shall be pledged to the Bank to secure repayment of the Loan, pursuant to the provisions of paragraph 9.7 above. It is clarified that the Loan shall not be on non-recourse conditions and in the event of non-repayment of the Loan by a Participant in accordance with the terms and conditions thereof, the Bank shall be entitled to obtain repayment of the Loan from the Participant himself and for such purpose to instigate proceedings in order to recover the debt, including offsetting the amounts of the Loan the repayment date whereof has fallen due from the amounts that shall be due to the Participant from the Bank, all subject to the provisions of law.

10.7 As provided in paragraph 1.7 above, and subject to the other terms and conditions set forth herein below, if for any reason the payment of tax shall already apply in respect of the purchase of the shares by any Participant at the time of the purchase of the shares, and the Participant shall so elect, financing shall be granted by the Bank for the purpose of the payment of such tax. It is clarified that under no circumstances shall financing be granted by the Bank for the purpose of the payment of the tax that shall apply at the end of the Lock-up Period.

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[4] The amount shall be adjusted simultaneously with the adjustments of the Price per Share, as detailed in this outline.

11. **<u>The Trust Agreement</u>**

11.1 In accordance with the provisions of Section 102, all the shares that shall be ordered and purchased by the Participants shall be transferred into the name of the Trustee on behalf of the Participants. The shares shall be deposited in the securities account in the Trustee's name.

11.2 The Bank entered into an agreement with the Trustee (the "**Trust Agreement**") and the provisions of the Trust Agreement shall bind each Participant. The Trust Agreement *inter alia* includes the following provisions -

11.2.1 The Trustee shall hold all the shares in trust for the Participants for a period of not less than until the end of the Lock-up Period, and shall act in relation thereto in accordance with the provisions of this outline and in accordance with the provisions of Section 102 and subject to the provisions of the Trust Agreement.

11.2.2 Until payment of the legally required tax has been secured and prior to the loan being repaid in full, the shares may not be transferred, assigned, pledged, attached or voluntarily charged, and no power of attorney (save for the Power of Attorney to the State as set forth in paragraph 9.1 above) or instrument of transfer may be made in respect thereof, save for a transfer of the Participant's rights in the shares by virtue of a will or by operation of law, provided that in any event, the shares shall not be released from the Trustee's possession prior to the end of the Lock-up Period, and save for a pledge thereof to the Bank as provided in paragraph 9.7 above.

11.2.3 A copy of the Bank's last periodic report and of the Bank's last unaudited financial statements shall be available for the inspection of the Participants at the Secretariat of the Bank during usual working hours. Upon written request of any Participant, a copy of the said report and/or statements shall be sent to him.

11.2.4 By the date of the conclusion of the trust, all the Participants, for whom the shares are held by the Trustee, shall be required to furnish confirmations of the payment of the required tax in connection with the release of the shares from

the trust as aforesaid, and also the discharge of the loan to the Bank (if given) and to transfer the said shares to their account at the Bank, pursuant to section 52I(c) of the Securities Law, 1968. If a Participant does not furnish a confirmation of the payment of the tax as aforesaid, the Trustee shall act as provided in paragraph 9 above.

12. **Details of the Rights Attached to the Bank's Shares**

12.1 **General** - The rights attached to the Bank's shares are in accordance with the Articles of Association of the Bank, which should be read subject to the Companies Law, 1999 and the Banking (Licensing) Law, 1981.

Attention is drawn in this respect to the effect that the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "**Bank Shares Law**") might have on the said rights, which expressly provides that its provisions supersede the Bank's statutory documents and that some of its provisions are to be deemed included in the Articles.

12.2 **General Meetings and Voting Rights** - The Companies (Public Company's Publication of Notice of a General Meeting and Class Meeting) Regulations, 2000, *inter alia* provide that notice of a General Meeting shall be published at least 21 days before the Meeting is convened (35 days in respect of certain matters); the notice of the Meeting shall be published in at least two daily newspapers having broad circulation that are published in Hebrew; the notice shall *inter alia* specify the type of Meeting, its place and time, details of the matters on the agenda, a summary of the proposed resolutions, the majority necessary for passing the resolutions, the date determining all the shareholders' entitlement to vote at the General Meeting, and also, if it is provided that an adjourned Meeting will be held more than seven days after the original Meeting, the notice shall specify the time fixed for the adjourned Meeting. In a notice of a General Meeting, the agenda of which includes items in relation to which voting by means of voting papers is allowed, the following shall be mentioned, *inter alia*: the address of the distribution site of the Israel Securities Authority and the internet site of the Stock Exchange, on which the voting paper and position papers may be found; that a shareholder is entitled to apply directly to the company and receive the voting paper and position papers from it; that a Stock Exchange member will send, via electronic mail, the link to the voting paper and position papers, to all shareholders who are not registered

in the register of shareholders, and whose shares are registered with such Stock Exchange member, if the shareholder so wishes; details regarding receipt of proof of ownership from the Stock Exchange member with which the shares of the shareholder are registered; the last dates for the submission of position papers and voting papers to the company, as well as details regarding the manner of voting where a company allows for voting by means of the internet. Any issue that has been put to the Meeting shall be decided by a count of votes, either openly or in a secret ballot, as the chairman of the Meeting directs.

Subject to special conditions in connection with voting rights as may be attached to all the shares issued or held at such time, each shareholder present in person or by proxy shall have one vote in respect of each share held by him.

Three shareholders present in person shall constitute a quorum at General Meetings and every question shall be decided by an open vote, unless a secret ballot is requested, as explained below. A secret ballot may be requested - by the chairman of the Meeting or by at least three shareholders present and entitled to vote at the meeting - before the open vote or immediately after the results of the open vote have been declared.

The Chairman of the Board of Directors, or in his absence the Deputy Chairman, if any, shall be entitled to take the chair at every General Meeting. In the absence of a Chairman or Deputy Chairman, or if he is not present at the General Meeting 15 minutes after the time appointed for holding such Meeting or is not willing to act, the Directors present may choose a chairman and, if they do not do so, the members present shall choose one of the Directors to be chairman, and if no Director present is willing to take the chair, shall choose one of their number to be chairman.

In accordance with Chapter Six of the Bank Shares Law, the shares committee of the Bank (the "**Committee**") is under a duty to participate and vote in General Meetings. The said Chapter includes special provisions in respect of votes concerning the alteration of the statutory documents, concerning the conditions under which Directors hold office and, on the instructions of the Minister of Finance, for the purpose of achieving a number of objects. The Law provides *inter alia* that:

the Committee shall vote against any amendment to the Bank's statutory documents that directly or indirectly impairs the rights attaching to the shares or the ability to sell them, or the Government's policy in connection with their sale or in connection with structural changes to the banking system. In certain circumstances, the Committee may consult the Minister of Finance or such person as appointed by him.

the Committee shall not vote in favour of increasing Directors' remuneration beyond the average salary increase in the economy, unless the Bank's business results justify the same.

the Minister of Finance, with the approval of the Government or a ministerial committee, may order the Committee to requisition the convening of a General Meeting and vote thereat in accordance with his instructions on any matter, including amending the statutory documents, if, in his opinion, the same is necessary to achieve the sale of the shares, to avoid or limit impairment of the rights attaching to the shares, the ability to sell them or their proceeds of sale, the making of structural changes, the determination of dividend distribution policy and the transfer of authority to deal with said matters to the General Meeting.

the Minister of Finance may also instruct the Committee to apply to the Court by virtue of the shares, *inter alia* to request an order for the convening of Meetings or to approve arrangements, if the same appears necessary to him in order to achieve the purposes of the Law.

On 23 November 2005 an option was executed between the Government of Israel and the Barnea Group, pursuant whereto the Government granted Barnea Investments the right, exercisable for 180 days from 24 November 2005 and extendible for up to a further 12 months, to purchase from the Government shares of the Bank constituting 10.01% of the Bank's share capital. In the scope of the said option, the Government has undertaken that, during that option exercise period, the Government (through the Shares Committee) will oppose the adoption of resolutions by the Bank's General Meeting, on the following matters, unless the Barnea Group agrees to them: voluntary winding-up of the Bank; a spin-off by the Bank; a merger of the Bank with companies other than wholly owned subsidiaries or a compromise or arrangement (within the meaning in section 350 of the Companies Law, 1999) to which the Bank is a party; the allotment of shares or securities convertible into shares (except an offering or sale of the Bank's securities to the Bank's employees or employees of

corporations of the Leumi Group), a modification to the rights attaching to the Bank's shares and an increase of the Bank's authorised capital or a rights issue by the Bank, or an alteration to the Bank's statutory documents. In addition, if the consent of M.I. Holdings Ltd. or the Accountant-General is requested in respect of the manner in which the Government or the Shares Committee votes in the Bank's General Meeting, MI Holdings Ltd. and/or the Accountant-General shall consult Barnea Investments before giving such consent, unless the vote relates to the approval of the Bank's financial statements, the appointment of an auditor or the appointment or dismissal of directors.

According to the Banking (Licensing) Law, 1981, it is prohibited for a person to make an agreement with another person as regards their voting at a General Meeting for the appointment of a director in a banking corporation or bank holding corporation, except pursuant to a permit granted by the Governor of the Bank of Israel following consultation with the Licences Committee; the prohibition does not apply to a holder of means of control who has agreed with another that the other will vote in his name and on his behalf in favour of such person as the holder of the means of control has instructed him, provided that the other does not vote in the name and on behalf of more than one other holder.

12.3 **Dividend Rights** - All the ordinary shares rank equally as regards the distribution of dividends. The General Meetings may declare the distribution of dividends to the shareholders, subject to such rights as have been vested in any other class of shares in issue at the relevant time; distributions will be *pro rata* to the amounts paid up or credited as paid up on account of their nominal value.

If not otherwise provided in the conditions of issue of the shares, all the dividends on shares that have not been fully paid up during any period in respect of which the dividends are paid, shall be paid *pro rata* to the amounts that have been paid up or credited as paid up on account of the nominal value of the shares during some part of the said period. The distribution of dividends by the Bank is subject to the Directive 331 of the Supervision of Banks concerning "The Distribution of Dividend by Banking Corporations".

According to the Bank Shares Law, the Minister of Finance may, with the approval of the Government or such ministerial committee as the Government empowers, order the Committee to convene a General Meeting and vote thereat with regard to the determination of the

policy regarding the distribution of dividends from the Bank's profits, subject to such limitations as prescribed by the Supervisor of Banks for the safeguarding of the stability of the Bank.

In the proceedings for the sale of up to 20% of the Bank's share capital held by the State to Barnea Investments, criteria and general conditions were published that will be determined by the Bank of Israel in connection with the distribution of dividends by the Bank, with effect from such time as a control permit is granted by the Bank of Israel (which has yet to be granted) -

(1) A dividend may not be distributed from profits that have accumulated at the Bank as at the date to which the last financial statements prior to the submission of the bid to purchase the means of control relate; if losses accumulate after this date, no dividend shall be distributed until after those losses have been covered.

(2) A dividend may not be distributed from profits from the sale of material assets of the Bank for five years from the purchase of the means of control, unless all the following conditions have been fulfilled: (a) the sale arises from legal requirements that apply to the Bank; (b) distribution of the dividend from profits from the sale of such assets will not cause a reduction of the Bank's minimum capital ratio below that existing immediately prior to the sale of the said assets; (c) the Board of Directors of the Bank shall confirm the distribution after having examined the Bank's requirements and its business plans; (d) prior written approval of such distribution has been obtained from the Supervisor of Banks after he has examined the Bank's capital adequacy and the decision of the Board of Directors' and its basis.

Nevertheless, in the event of special circumstances, as confirmed by decisions of the Board of Directors of the Bank and its Audit Committee, under which the best interests of the Bank require a dividend distribution which exceeds the above, the holders of the control permit may apply to the Governor of the Bank of Israel to approve such extraordinary distribution.

12.4 **<u>Capitalisation of Profits and Distribution of Bonus Shares</u>** - The General Meeting of the Bank may resolve to capitalise any undistributed profits that stand to the credit of the reserves or that are distributable as dividend or constitute share premiums, and to

distribute them as bonus shares, which shall be of the same class for all the shareholders or, if authorised by separate Meetings of the holders of different classes of shares, of the same class as already held by them.

Increase of Capital and Issue of New Shares - The General Meeting may from time to time increase the capital by the creation of new shares in such amount as it deems expedient. New shares shall be issued on such terms and conditions and with such rights and privileges as directed by the General Meeting that resolves to create them, and if it makes no such direction, then as determined by the Directors. The shareholders have no right of pre-emption to subscribe for additional shares of the Bank, unless otherwise resolved by the General meeting that resolves to issue the new shares.

12.5 **Transfer of Shares** - The Directors may decline to register in the Bank's register of shareholders a transfer of shares that are not fully paid up.

The Bank's shares are listed on the Stock Exchange.

In addition to the restrictions as to the transferability of the shares by virtue of the Program, a transfer of shares may be restricted in accordance with the provisions of the Banking (Licensing) Law, 1981, according to which the acquisition of more than five percent of a particular type of means of control of a banking corporation (namely, voting rights at the General Meeting or the right to appoint directors or the right to share in profits or the right to surplus assets on winding-up) is subject to prior receipt of a permit from the Governor of the Bank of Israel.

Furthermore, since the Bank is a controlling shareholder of banking corporations abroad, the transfer of control in the Bank is likely to be subject to the receipt of approvals in various jurisdictions, in accordance with the laws that govern the banking corporations that are controlled by the Bank.

12.6 **Rights on Winding-Up** - In the event that the Bank shall be wound up, then having regard to the rights vested in any other class of shares in issue at the time, its surplus assets shall belong to the holders of the ordinary shares and be distributed *pro rata* to the amount paid up or credited as paid up on account of the par value of those shares.

12.7 **<u>Alteration of Rights</u>** - The rights attaching to the shares of different classes, unless the conditions of issue of the shares of the particular class provide otherwise, may be varied, modified or abrogated only with the written consent of all the holders of the shares of that class that have been issued or when the same has been sanctioned by an Extraordinary Resolution passed by a majority of three-fourths of all the votes of the holders of the shares of that class who are present in person or by proxy and who vote at an Extraordinary General Meeting of such holders, that is duly called and held and at which two or more persons holding not less than one third of that class of shares are present. Such a variation, modification or abrogation also requires approval by a Special Resolution of the General Meeting. The modification of rights as provided in the Bank's Articles shall be subject to the proceedings prescribed in section 350 of the Companies Law (Power to Compromise or Enter into an Arrangement), when the rights being modified are in the scope of the proceedings of section 350.

13. **<u>Taxation</u>**

13.1 The Bank has applied to the Tax Authority to obtain approval according to which the provisions of Section 102 of the Ordinance shall apply to the Program, and that the offer to the Participants shall be effected in accordance with the said Section 102. The Tax Authority's approval as aforesaid has not been obtained. The tax path that shall apply to each Participant in respect of the profit that he shall derive from the sale of the shares shall be determined in accordance with the Tax Authority's approval. The Participant shall not bear any tax liabilities, official levies, compulsory payments, insofar as shall be imposed upon him by virtue of the provisions of any law in respect of the shares and/or the liabilities that shall arise for the Participant and/or the Trustee in connection with the Program, and all without the Bank or any of the Other Companies grossing them up in the Participant's salary. The Bank and/or the Trustee is/are not responsible for the tax implications that shall apply to a Participant in consequence of purchasing the shares.

13.2 The Bank and/or the Trustee shall deduct tax in accordance with the provisions of law, including withholding tax, as obliged by the provisions of this outline. If at any stage of the execution of the Program, payment of tax is required of the Participant and the Bank and/or the Trustee is not in possession of the amounts necessary to deduct the tax from what is then or in future due to the Participant from the Bank and/or the Trustee, the Bank and the Trustee shall be

entitled not to execute that stage and/or part of the Program, unless the Participant provides the Bank or the Trustee, immediately upon their demand, with the amounts necessary for payment of the tax.

13.3 The provisions of this outline shall not derogate from any liability imposed upon the Participant now and/or in future, in accordance with Section 102 or any section that replaces and/or augments it.

13.4 It is recommended that each of the Participants obtain professional advice and consider the tax implications which apply to him following the sale of the shares, and in such context all the Participants is required personally to examine and consider the tax considerations arising from the application of Section 102 to this allotment and to himself.

13.5 By signing the Order Form, the Participant agrees in advance to every decision of the Tax Authority in connection with the Program and in connection with the tax path that shall apply to him, and that the Tax Authority's decision obliges him to act in accordance therewith and to pay all taxes that shall apply, and such also being the case if the Bank's application to obtain approval that the provisions of Section 102 of the Ordinance shall apply to the Program is rejected.

14. **The Stock Exchange Prices of the Shares of the Bank**

Set out below are data on the high and low prices of the shares of the Bank on the Stock Exchange for the period from 1 January 2004 to the date of the outline -

Closing Price	2004		2005		2006	
	Date	NIS per share	Date	NIS per share	Date	NIS per share
High	27.12.2004	10.945194	29.12.2005	17.031751	7.5.2006	18.87
Low	12.5.2004	7.253959	5.1.2005	10.657651	23.2.2006	16.06

The price of the Bank's share on the Stock Exchange on 7 May 2006 was NIS 18.87.

All the above are end of trading day prices and adjusted for dividends.

15. **The Administration of the Program**

15.1 The Bank will administer the Program, subject to and in accordance with the provisions of this outline and may, in the administration of the Program, exercise the powers granted to it pursuant to this outline

and also do any ancillary act necessary or desirable for the administration of the Program, and interpreting and supervising the Program's execution.

15.2 The Board of Directors of the Bank may determine any provision in connection with any matter involved in the Program, its interpretation, conditions and execution, insofar as not expressly determined in this outline, subject to the consent of the State to a determination as aforesaid, insofar as such relates to the State, and subject to the consent of the employees' representative, to the extent that the matter relates to the identity of the Participants.

16. **Labor Law**

16.1 The income that is credited to a Participant as a result of the purchase of the shares, their transfer into his name or their sale and any associated matter, shall not be taken into account when computing the basis for the Participant's entitlement to any social benefits *vis-a-vis* the Bank. Without prejudice to the generality of the aforegoing, such income shall not be taken into account in computing managers' insurance, further education funds, provident funds, severance pay, holiday pay or similar social benefits.

16.2 Nothing provided in the outline and/or the option allotment documents shall grant to, or vest in, a Participant any right with regard to his continued employment by the Bank and it shall not in any manner impair the Bank's right to terminate the actual employment of a Participant at any time.

17. **Expenses and Receipts**

The Bank shall bear all the expenses involved in the execution and administration of the Program, including the expenses and costs involved in the services provided by the Trustee in accordance with the Program.

18. **Non-Compliance with the Terms and Conditions of the Outline**

In addition to the other remedies available to the Bank, a Participant's non-compliance with the provisions of the outline or other documents that shall be published by the Bank and/or the State in connection with the offer of the shares, if not remedied by the Participant within thirty (30) days of notice thereof having been given to him by the Bank, shall constitute cause for the cancellation and forfeiture of the shares that have not yet been transferred to the Trustee on behalf of the Participants (in whole or part), as resolved by the

Board of Directors of the Bank or such person as empowered by it, according to their exclusive discretion.

19. **Reference to Financial Statements and Immediate Reports**

The Bank draws the Participants' attention to further particulars about the Bank that can be found in its Periodic Report for 2005 that was published in 2006, including the Financial Statements and to the immediate reports published by the Bank after the publication of the said Periodic Report, which was published on 29 March 2006, as detailed below:

Date	Subject
5.4.2006	Filing of a preliminary outline for the offer of shares of the Bank to employees by the State of Israel.
11.4.2006	Authorization in principle by the Board of Directors of the Bank for the acquisition of some 5% of the share capital of Cellcom Israel Ltd. from Discount Investment Corp. Ltd., subject to the execution of an agreement between the parties and to a due diligence examination by the Bank at Cellcom.
4.5.2006	Notice regarding: 1. Imposition of disciplinary sanctions by way of warning and reprimand on a number of investment counsellors at the Bank, such being in respect of breach of the provisions of section 16(a) of the Advice Law. 2. Receipt of notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) by the Bank and certain subsidiaries, as well as by senior employees of the Bank and the subsidiaries, according to which they have been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law.

Bank Leumi le-Israel B.M.

9 May 2006
Date

Bank Leumi le-Israel B.M.
acting by

Prof. Israel Gilead, Director

Ms. Vered Raichman, Director

Exhibit 25E

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are registered for trade on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

10 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on an Amendment of an Outline at the Request of the Corporation

Pursuant to Regulation 10 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000

1. Reference No. of the Outline in relation to which the amendment was made (the "Original Outline"): 2006-01-055563. Filed on 9 May 2006.

2. Date and manner in which a written notice of the amendment of the Outline was delivered to the employee offerees:
A written notice will be delivered to each employee within 21 days of the date of the resolution of the Board of Directors.

3. The amendment to the Outline includes changes to the following clauses of the Outline: 4.4, 7, 8.7, 9.1, 9.4, 10.4, 12.3, 14

4. Main points of the amendment:
Clerical errors in the Original Outline were amended in the Outline attached to this Report as mentioned below:
    1. Clause 4.4 – Update in respect of receipt of the approval of the Bank of Israel to the granting of the loans.
    2. Clause 7 – Update of share price, as at 9 May 2005.
    3. Clause 8.7 – Clarification regarding the date of the resolution of the Board of Directors.
    4. Clause 9.1 – Update in respect of appointment of the trustee.
    5. Clause 9.4 – Amendment of clerical error – the shares will be deposited in the name of the trustee.
    6. Clause 10.4 – Update of the amount of the loans, as at 9 May 2006.
    7. Clause 12.3 – Amendment of typing error relating to the criteria determined by the Bank of Israel.
    8. Clause 14 – Update of the stock exchange prices, as at 9 May 2006.

5. There has been no change to the commencement date for the period of the transfer of the securities as appears in the Original Outline. Therefore the commencement date for the period of the transfer of the securities is 28 May 2006 (the date determined in the Original Outline). This date is an estimate and the exact date will be determined according to paragraph 8.2 of the Outline.

See attached Outline

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

[TRANSLATED FROM THE HEBREW]

Amended Outline dated 10 May 2006 regarding the Outline filed on 9 May 2006

BANK LEUMI LE-ISRAEL B.M. (the "Bank")

OUTLINE

for an offer by the State of Israel to the Bank's employees and to the employees of The Arab Israel Bank Ltd, Leumi Mortgage Bank Ltd, and to the employees of Restaurants Association of Bank Leumi le-Israel (R.A.) in accordance with section 15B(1)(b) of the Securities Law, 1968 and the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000.

OF

40,630,905 registered ordinary shares of NIS 1 par value each of the Bank, being offered to the Participants (as defined below), including the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer,.

Date: 10 May 2006

This is an amended translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

TABLE OF CONTENTS

1. **Introduction**

1.1 The Bank is a company registered in Israel. The Bank's ordinary shares are of NIS 1 par value each and are listed on the Tel Aviv Stock Exchange Ltd.

1.2 Pursuant to the agreements with regard to the privatization of the Bank and the decisions of the Knesset Finance Committee (the "**Existing Arrangements**"), the Participants, and/or some of them, have been granted a right to purchase from the State 3.873% of the Bank's issued and fully-paid up share capital as at the date of the publication of this outline (the "**number of the offered shares**"). During the first stage, the Participants are being offered by the State in this outline, ordinary shares of the Bank constituting 2.873% of the Bank's share capital as at 12 February 2006, that is to say 40,630,905 shares. Attention is drawn to the fact that pursuant to the Existing Arrangements, if and when the option granted to Barnea Investments B.V. (the "**Barnea Group**") by the State will be exercised, there shall be offered to the Participants, or to some of them, during the second stage, the balance of the offered shares (at a rate of 1% of the Bank's share capital as at 12 February 2006, that is to say 14,142,327 shares). For the avoidance of doubt, it should be noted that the number of shares to be offered at the second stage: (a) will be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the period from the date of publication of this outline until the date of actual payment of the consideration for the shares to be offered at this stage; (b) shall not change in consequence of the allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006 and (c) will not change in consequence of a possible dilution as a result of the conversion into shares of the convertible subordinated debentures of the Bank that were issued by the Bank in 2002. It should be noted that if the Barnea Group does not exercise the option that it has been granted, the employees' entitlement pursuant to the Existing Arrangements shall continue to be in force, both in the event of an issue of shares of the Bank to the public by way of the publication of a prospectus and also in the event of private placements or block trading, provided that the employees shall cooperate with the State in all matters relating to the sale of the balance of its shares of the Bank and shall maintain harmonious labor relations in all matters relating to the privatization process. Insofar as shall be required, an outline shall be published by the Bank shortly after the dates of the sale of the balance of the State's shares in the Bank and the share price that shall be offered to the Participants shall be derived from the sale price of the shares that are the subject of the

issue to the public or the private placements, as the case may be. It should be further noted that the number of shares that shall be offered to the Participants if the Barnea Group does not exercise the option that it has been granted (a) shall be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the course of the relevant period, and (b) shall not change in consequence of the allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006.

The Existing Arrangements provide that, save for (a) the rights pursuant to this Program; (b) the rights by virtue of the options that were allotted pursuant to the outline that was published by the Bank on 24 January 2006; (c) the securing of the collective agreements and Existing Arrangements prevailing at the Bank, each for a term of five years; (d) the payment of an advance to the employees on account of the bonus in respect of the Bank's activity in 2005, that was made in December 2005 - the Bank's employees shall not receive any bonus and/or additional benefit in respect of the privatization of the Bank.

For the avoidance of doubt, within the context of this outline the Participants are being offered by the State 40,630,905 shares constituting only 2.873% of the Bank's share capital, and nothing herein written bestows rights to the shares of the Bank to the Participants over and above those being offered pursuant hereto.

1.3 The shares being offered to the Participants pursuant to this Program are being so offered without the making of any representation or undertaking on the part of the State with regard to the value of the shares being purchased, the value of the Bank, the state of its business or the policy of the Government and its course of action with regard to the Bank or the fields in which the Bank operates, and the shares are being offered subject to the waiver by the Participants granted to the State, M.I. Holdings Ltd., their employees, managers and any other body operating on their behalf, of any complaint, claim or demand for indemnity of any kind regarding the Bank, its activities or in respect of the shares.

1.4 In this Program, the "Participants" means:

anyone who, on both the Qualification Date and the Record Date (as defined below), is a member of one of the following groups:

1.4.1 the Tenured Employees of the Bank, including the Tenured Employees of the Bank who have been seconded to

subsidiaries of the Bank and/or who are employed by the Bank's overseas units;

1.4.2 employees of the Bank who are included in group 1 of the rank of managers at the Bank who have a personal contract of employment with the Bank on the Qualification Date;

1.4.3 employees who are members of the Bank's Management (including the Chairman of the Board of Directors of the Bank, but excluding the other Directors of the Bank) and the Chief Internal Auditor of the Bank;

1.4.4 Tenured Employees of The Arab Israel Bank Ltd;

1.4.5 Tenured Employees of Leumi Mortgage Bank Ltd;

1.4.6 employees who are employed by virtue of a special contract executed on 4 March 1988, who have been employed for at least one whole year before the Qualification Date;

1.4.7 employees of the Bank with a professional personal contract, who have been employed for at least four whole years before the Qualification Date;

1.4.8 the Tenured Employees of the Restaurants Association of Bank Leumi le-Israel (R.A.);*

1.4.9 voluntary retirees and retirees at retirement age whose retirement from the Bank was on 30-31 December 2005;

1.4.10 any other employee, or former employee, who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as being entitled to participate in the Program, provided that the written consent of the employees' representatives has been obtained, prior to the Record Date;

but excluding:

1.4.11 an employee who is on unpaid leave on the Qualification Date, unless the date of his return to work as provided in the Bank's approval of unpaid leave is no later than the end of

* The association is an "amuta" that is a non-profit society established in accordance with the Israeli Amutot Law, 1980.

six months from the Qualification Date, excluding a female employee on unpaid maternity leave;

1.4.12 any other employee who is determined by the Board of Directors of the Bank, and/or such person empowered by it, as not being entitled to participate in the Program notwithstanding the fact that on the Qualification Date such employee was included in the groups enumerated in paragraphs 1.4.1 to 1.4.10, provided that the written consent of the employees' representatives has been obtained to this, prior to the Record Date.

1.5 The objects of the Program are to promote the Bank's interests and goals by (a) enabling Bank's employees and the employees of Arab Bank, Leumi Mortgage Bank and the Amuta to share in the Bank's capital through an offer of shares; (b) increasing the proprietary interest of the employees and management in the Bank's success and its business results; and (c) the arrangement of labor relations at the Bank, as part of the privatization process whereby the State's holdings in the shares of the Bank are being sold. Generally, the holding of shares in the Bank by the employees creates an incentive for the employees to improve the business results of the Bank over time, taking a long-term strategic view of the business development of the Leumi Group.

1.6 The Bank has applied to the Tax Authority for approval of the Program and of the appointment of a trustee for the Program, so that the Program may be operated pursuant to section 102[1] of the Income Tax Ordinance and the regulations, rules, circulars and directives issued by virtue thereof (together, **"Section 102"**). If the Tax Authority's approval is obtained as aforesaid and a discrepancy is found between the provisions of the Program, its appendices and the documents prepared in the context thereof, and the provisions of Section 102, and/or the Tax Authority's approval, the provisions of Section 102 and the Tax Authority's approval shall take precedence and the necessary adjustments to the Program will be determined by the Board of Directors of the Bank, subject to and in accordance with the provisions of law.

---

1 The Tax Authority's approval is required in order for the provisions of Section 102 to apply also to the shares being sold to the employees in the State's sale offer, even though it is not an allotment of new shares but a transfer of existing shares.

1.7 Subject to the terms and conditions set forth in this outline, the Bank shall grant financing to the Participants for the purpose of the purchase of the shares being offered to them within the context of the outline. If for any reason whatsoever a payment of tax shall apply to the purchase of the shares by any Participant at the time of the purchase of the shares, and the Participant shall so elect, the Bank shall grant financing for the purpose of the payment of such tax. It is emphasized that in no case shall financing be granted by the Bank for the purpose of the payment of the tax that shall apply (if it shall apply) at the end of the Lock-up Period.

1.8 The Participants must consider the tax implications relating to participation in the Program. The contents of the outline do not purport to be an authorised or exhaustive interpretation of the provisions of law or an exhaustive description of the tax law relevant to the Program, and it do not replace professional advice on those matters.

1.9 The Program is in addition and without prejudice to the salary agreements between the Bank and its employees and the salary agreements between the Arab Bank and its employees, Leumi Mortgage Bank and its employees and the Amuta and its employees insofar as such agreements exist.

2. **Interpretation**

The introduction to the outline constitutes part of the outline. In the event of any discrepancy between the introduction and the contents of the outline, the contents of the outline shall take precedence.

3. **Definitions**

In this outline the following expressions shall have the meanings appearing against them:

3.1 "**Stock Exchange**" means the Tel Aviv Stock Exchange Ltd.;

3.2 the "**Bank**" means Bank Leumi le-Israel B.M.;

3.3 the "**Arab Bank**" means The Arab Israel Bank Ltd;

3.4 "**Leumi Mortgage Bank**" means Leumi Mortgage Bank Ltd;

3.5 the "**Bank and the Other Companies**" means the Bank, Leumi Mortgage Bank, the Arab Bank and the Amuta;

3.6 the "**Board of Directors**" includes a committee of the Board of Directors that is duly authorised by the Board of Directors for the purpose of the Program;

3.7 the "**Amuta**" means the Restaurants Association of Bank Leumi le-Israel (R.A.);

3.8 the "**Trustee**" has the meaning contained in section 102 of the Income Tax Ordinance and as at the date of publication of the outline – Tamir Fishman Trusts 2004 Ltd.;

3.9 the "**Tenured Employees**" means whoever on the Qualification Date is a tenured employee of the Bank, the Arab Bank, Leumi Mortgage Bank or the Amuta, within the meaning of the term "tenured" contained in the Bank's existing collective employment agreements;

3.10 the "**Program**" means the offer for sale of ordinary shares of the Bank to the employees of the Bank and the Other Companies, in accordance with the provisions of this outline;

3.11 "**Members of Management**" means members of the Bank's Management, members of the Arab Bank's Management and members of Leumi Mortgage Bank's Management, and also the Chairman of the Board of Directors of the Bank and the Bank's Chief Internal Auditor;

3.12 the "**Companies Law**" means the Companies Law, 1999;

3.13 the "**Index**" means the Consumer Price Index, including fruit and vegetables, as published by the Central Bureau of Statistics and Economic Research, or in accordance with any other replacement index determined for such purpose by the Government, which is based upon data of the Central Bureau of Statistics;

3.14 the "**Qualification Date**" means 31 March 2006;

3.15 "**Record Date**" or "**the Record Date**" has the meaning in paragraph 9.4 of this outline;

3.16 the "**Price per Share**" has the meaning contained in paragraph 7 of this outline;

3.17 "**share**" or "**shares**" means ordinary shares of NIS 1 par value each in the issued and fully-paid up share capital of the Bank;[2]

3.18 "**Participant**" means as provided in paragraph 1.4 of this Program;

3.19 "**Disability**" means loss of work capacity, as defined in special collective agreement no. 59/2000 of 19th December 1999, or loss of work capacity recognised by a pension fund or executive insurance;

3.20 "**Retirement at Retirement Age**" means the cessation of employment as a result of reaching retirement age, as prescribed by law or in a collective agreement that applies to the Bank's employees;

3.21 the "**Lock-up Period**" means the four (4) year period from the Record Date or for so long as the loan that was taken by any participant in connection with the purchase of the shares (including for the purpose of the payment of tax) has not been fully repaid (whichever is the later);

3.22 the "**Other Person**" means anyone to whom shares have been transferred due to the death or legal incapacity of a Participant;

3.23 the "**Ordinance**" means the Income Tax Ordinance.

4. **The Required Approvals and Permits**

4.1 The Program and its conditions, the publication of this outline and the offer of the shares pursuant hereto were approved by the Board of Directors of the Bank on 20 March 2006 and 9 May 2006. The Program was prepared in accordance with the Existing Arrangements (as defined above). Pursuant to the Program, the State is making an offer to the Participants to purchase, during the first stage, 2.873% of the Bank's issued and fully-paid up share capital that is owned by the State, as at 12 February 2006, namely 40,630,905 shares. Pursuant and subject to the Existing Arrangements, during the second stage, as detailed in paragraph 1.2 above, the State shall offer a further 1% of the Bank's issued and fully-paid up share capital as at 12 February 2006, namely 14,142,327 shares.

---

2 All the issued shares of the Bank have been converted to registered ordinary stock. The ordinary stock may be transferred in units of NIS 1 par value each. The terms "shares" and "shareholder" in this outline include "stock" and "stockholder" respectively, and one ordinary share of NIS 1 means NIS 1 par value ordinary stock.

4.2 All the permits, approvals and licences required by law for the Program and the publication of the outline have been obtained, save as set forth below.

4.3 The Bank has applied to the Tax Authority for approval of the application of the provisions of Section 102 (as defined above) to the Program. The Tax Authority's said approval has yet to be received.

4.4 The Bank received the approval of the Supervisor of Banks of the Bank of Israel for the granting of loans to the Participants, who shall so wish, to finance the purchase of the shares and payment of the tax that shall apply (if it shall apply) at the time of the purchase of the shares by a Participant, as provided in paragraphs 1.7 above and 10 below. In the approval of the Bank of Israel, the Bank, in determining the terms of repayment, was requested to take into account the fact that approval will not be granted for the extension of the repayment period of the loans beyond the end of the Lock-up Period.

4.5 The offer of the shares to the Chairman of the Board of Directors of the Bank was approved by Audit Committee of the Board of Directors of the Bank and the Board of Directors of the Bank on 20 March 2006, and is conditional upon obtaining the approval of the General Meeting of the Bank's shareholders pursuant to section 273 of the Companies Law. The date of the General Meeting has not yet been fixed.

4.6 Pursuant to regulation 9 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000, within fourteen (14) business days of the date of filing the outline, the Israel Securities Authority may order the Bank to give an explanation, details, information and documents with regard to the outline and also order the Bank to amend the outline within such period as it determines. Should the Authority order such an amendment, it may order the deferral of the commencement date of the distribution period of the securities to a date not earlier than three business days and no later than fourteen business days from the date of publication of the amendment to the outline. The outline shall be amended in accordance with the provisions of the aforegoing Regulations.

5. **The Participants**

5.1 The offer pursuant to the Program is being made to all the Participants.

5.2 As at the Record Date, apart from the Chairman of the Board of Directors of the Bank (due to his being a Director of the Bank) and the Bank's President and Chief Executive Officer (due to her being such), the Participants are not interested parties in the Bank and will not become the same as a result of acceptance of the offer.

5.3 Shortly after publishing the outline, the State shall send to each Participant, through the Bank and the Other Companies (as the case may be), the Notice to the Participants (as defined in paragraph 8.2 below), which shall *inter alia* include details of the number of shares being offered to the relevant Participant within the context of the Program.

6. **<u>The Securities Offered</u>**

6.1 As at the Record Date, the Bank's issued and fully-paid up share capital will be NIS 1,414,232,680, divided into 1,414,232,680 shares.

6.2 In accordance with the Program, the Participants will be offered 40,630,905 shares, subject to and in accordance with the arrangements and conditions detailed in this outline, constituting 2.873% of the Bank's issued and fully-paid up share capital, as at 12 February 2006. For the avoidance of doubt, it should be noted that the number of shares mentioned in this paragraph: (a) will be adjusted for a distribution of bonus shares, if and insofar as there shall be one during the period from 24 November 2005 until the date of actual payment of the consideration in respect of these shares; (b) shall not change in consequence of the allotment of options to the Participants pursuant to the outline that was published by the Bank on 24 January 2006 and (c) will not change in consequence of a possible dilution as a result of the conversion into shares of the convertible subordinated debentures of the Bank that were issued by the Bank in 2002.

The apportionment of the shares between the Participants and the determination of the number of shares offered to each Participant will be effected *pro rata* to the salary constituting the basis for social provisions for such Participants for the month of December 2005. In the event that the number of shares that is offered to a Participant pursuant to the above apportionment is a fraction, the number of shares to be offered to the Participant will be rounded down to the nearest whole number. Accordingly:

6.2.1 40,496,242 shares are being offered to the Participants, other than the Chairman of the Board of Directors of the Bank and the Bank's President and Chief Executive Officer;

6.2.2 59,131 shares are being offered to the Chairman of the Board of Directors of the Bank, subject to the approval of the General Meeting of the Bank, as mentioned in paragraph 4.5 above;

6.2.3 75,532 shares are being offered to the Bank's President and Chief Executive Officer.

The number of shares being offered to each Participant is hereby referred to as the **"Total Number of Shares being Offered to the Participant"**.

7. <u>**The Price of the Shares**</u>

The shares are being offered to the Participants at a price of NIS 11.539 per share[3] as at 9 May 2006 (the "**Price per Share**"). For the purpose of clarification, the Price per Share is the price equal to the average between (a) NIS 17.51 (which is the price per share at which the Barnea Group purchased shares of the Bank in November 2005) and (b) NIS 14.70 (which is the price per share in respect of the shares being the subject of the option that was granted to the Barnea Group) **(the "Average Price")**, with there being added to the Average Price: (a) Index-linkage differentials according to the "last known Index" method, with the base Index being the Index for September 2005 (that was published on 15 October 2005), while the new Index is the last known Index prior to the date of actual payment, and (b) interest as determined in the agreement between the State and the Barnea Group (at a rate of 2% per annum), that shall be calculated as from 24 November 2005 until the date of actual payment (the "**Linked Average Price**"). 25% shall be deducted from the Linked Average Price (the "**Exercise Price**"). The Exercise Price shall be adjusted for the distribution of dividends as from 24 November 2005 to the date of actual payment, and linkage differentials shall be added to the said amount according to the "last known Index" method as well as interest as determined in the agreement between the State and the Barnea Group (at a rate of 2% per annum), which shall be calculated as from the date of the distribution of the dividend until the date of actual payment.

[3] The Price per Share is subject to adjustments as set forth in this outline.

8. **The Employee Share Offer Proceeding**

8.1 Subject to the Tax Authority's approval in respect of the applicability of Section 102 of the Ordinance with regard to each Participant, the tax path of a holding on trust in a capital gains path pursuant to Section 102 of the Ordinance shall apply to the shares that shall be purchased by the Participants who accept the offer. It is clarified that a capital gains path pursuant to Section 102 may apply only to some of the Participants, and each Participant is responsible for examining the applicability of Section 102 to himself.

8.2 After filing the outline with the Securities Authority and the Stock Exchange (but not prior to the expiration of fourteen business days from the date of filing the outline with the Securities Authority and the Stock Exchange and following the expiration of thirty days from the date of filing of the outline for the approval of the Tax Authority) the State shall send each Participant, through the Bank and the Other Companies (as the case may be) a letter that shall *inter alia* give details of the number of the shares being offered to him and the amount that he is required to pay in respect thereof, if he decides to order them (the "**Notice to the Participants**"). An order form shall be annexed to the Notice to the Participants in a form that shall be agreed upon by the Bank and the State for the purchase of the shares being offered (the "**Order Form**"), which the Participant shall be requested to sign. The Order Form shall *inter alia* include the Participant's declaration that he agrees that the arrangement set forth in this outline shall apply to him, and that he is aware of the provisions of Section 102 of the Ordinance and the possible tax paths. In addition, the Order Form shall include an irrevocable instruction to the Bank and to the Other Companies (as the case may be) to debit the Participant's account with the amount of the consideration for the shares. For the purpose of this outline, the expression "**the amount of the consideration for the shares**" means the amount received by multiplying the Price per Share (as defined above) by the number of shares that the Participant ordered (out of the Total Number of Shares being offered to the Participant (as such expression is defined above).

8.3 If the Notice to the Participants does not reach any Participant, such shall not invalidate the offer pursuant hereto and it shall not prevent such Participant from ordering the shares being offered to him, provided that the Participant delivers the Order Form as set forth below. Non-delivery of the Notice to the Participants shall not confer upon the Participant any right that is not confirmed upon a Participant who received a notice as aforesaid. Non-delivery of the "Notice to the

Participants" to any Participant shall not confer a right to extend the time for submitting the Order Form pursuant hereto.

8.4 A Participant wishing to purchase the shares being offered to him, shall return the Order Form to the State signed by him or by his attorney (subject to the Participant signing a power of attorney that shall be delivered by the Bank), through the Bank, and the Order Form shall detail the number of shares that the Participant wishes to purchase, together with an irrevocable instruction to debit the Participant's bank account with the amount of the consideration for the shares. The Order Form shall be returned by the Participant by the time specified in the Notice to the Participants (the "**Last Date for Delivering the Order Form**"). A Participant who does not give details in the Order Form of the number of shares he wishes to purchase, shall be deemed as having agreed to purchase the Total Number of Shares being Offered to the Participant (within the definition of this expression in paragraph 6.2 above).

A Participant who does not return the Order Form signed as required, as aforesaid, by the end of the said period, shall be deemed to have not ordered any shares and to have rejected the offer to purchase all or some of the shares.

8.5 A Participant shall be entitled to order the full number of shares being offered to him, or a part thereof. A Participant shall only be entitled to submit one Order Form.

8.6 A Participant's right to purchase shares as set forth above is non-transferable, even to another Participant.

8.7 A copy of the outline is to be found at the Secretariat of the Bank and on the Bank's Knowledge Management site for the inspection of every Participant, such being within 21 days of the date of the Board of Directors' resolution of 9 May 2006.

8.8 Shortly prior to the Last Date for Delivering the Order Form, the State shall open a special trust account with a banking corporation (the "**Employees' Account**"). The Employees' Account shall be managed by the State in accordance with the provisions of section 28 of the Securities Law, 1968. The monies that shall be deposited in the Employees' Account shall be invested in unlinked and interest-bearing liquid deposits on a daily basis.

8.9 On the first business day after the Last Date for Delivering the Order Form as provided in sub-paragraph 8.4 above, the Bank and the Other Companies (as the case may be) shall debit each Participant's bank account with the amount of the consideration for the shares relevant to such Participant and shall deposit the amount of the total consideration of the shares for the shares that were ordered by the Participants in the Employees' Account.

8.10 The total consideration for the shares that shall be ordered by the Participants shall be transferred, in accordance with an irrevocable instruction given by the State, from the Employees' Account to the account of the Accountant-General with the Bank of Israel by the Record Date (as defined in paragraph 3.15 above).

9. **Trust and Lock-Up**

9.1 The shares that shall be ordered and purchased by each Participant (the "**Shares Purchased by the Participant**") shall be locked up as set forth below and shall be deposited on trust for the purposes of their lock-up with the Trustee appointed by the Bank for the Participants, and such being pursuant to an agreement between the Trustee and the Bank (the "**Trust Agreement**") and subject to the approval of the Board of Directors of the Bank and the approval of the State with regard to the provisions of the Trust Agreement relating to the Power of Attorney to the State (as defined below). The principal aspects of the trust arrangement are set forth in paragraph 11 below. During the Lock-up Period an irrevocable power of attorney shall be given to the State's representative to vote by virtue of the shares that shall be deposited with the Trustee (the "**Power of Attorney to the State**") and to make use of the right to appoint directors pursuant to the shares. The State (through its representative as mentioned in the power of attorney) shall vote by virtue of the shares in accordance with its exclusive discretion, and no obligation shall be imposed on the State, its representative or any body acting on its behalf to consult with the Trustee, the Participants or any employee of the Leumi Group or their representatives prior to voting. The State, M.I. Holdings Ltd., their employees, managers and any other body operating on their behalf shall bear no liability towards any of the Participants with regard to the voting by virtue of the said shares.

9.2 The shares shall be locked up for the Lock-up Period.

9.3 The Bank shall deliver to the Trustee and the State, within seven days of the Last Date for Delivering the Order Form, lists of the Participants who purchased shares, their personal particulars (including details of their bank accounts) and the number of shares that each Participant purchased and also all the particulars required for the report pursuant to Section 102 of the Income Tax Ordinance.

9.4 Within three days of the date of receiving the lists as provided in sub-paragraph 9.3 above (the "**Record Date**") the State shall deposit with the Trustee shares that were purchased as aforesaid by the Participants in the name of the Trustee, provided that by such date the full amount of the total consideration for the shares that were purchased as aforesaid was transferred from the Employees' Account to the account of the Accountant-General with the Bank of Israel as provided in paragraph 8.10, and provided that such date shall be after at least 30 days have elapsed from the date of submitting this outline for the Tax Authority's approval pursuant to the provisions of Section 102 of the Income Tax Ordinance, and provided that 14 business days have elapsed from the date of submitting this outline to the Israel Securities Authority and the Israel Securities Authority has not made directives as to the outline pursuant to the Securities (Particulars of an Outline for an Offer of Securities to Employees) Regulations, 2000.

9.5 The shares that shall be purchased by the Participants shall be held by the Trustee pursuant to the provisions of the Trust Agreement, the provisions of Section 102 (if they shall apply) and the instructions of the Bank pursuant to the loan agreement until the end of the Lock-up Period. The Lock-up Period shall also apply to Participants who ceased and/or shall cease to work at the Bank, Leumi Mortgage Bank, the Arab Bank and the Amuta (as the case may be) prior to the end of the Lock-up Period.

9.6 Heirs of a Participant who died during the course of the Lock-up Period and also his lawful representatives, if he became without full legal capacity in the Lock-up Period, shall be treated as a Participant.

9.7 The shares that shall be transferred to the Participants pursuant hereto and the rights by virtue thereof shall be personal rights of the Participant. Prior to the end of the Lock-up Period or prior to the applicable tax having been paid as provided in sub-paragraph 9.8 below, whichever is the later, the shares may not be transferred, assigned, pledged, otherwise voluntary charged, subject to lien or attachment by virtue of the provisions of any law and no power of attorney or transfer instrument shall be given in respect thereof,

whether their validity takes effect immediately or at a future date, save for a transfer by virtue of a will or at law, and save for a pledge thereof to the Bank under a pledge that shall only come into force after the payment of the applicable tax, and also the giving of a Power of Attorney to the State as provided in paragraph 9.1. It is clarified that in any event (including in the event of a transfer of the rights by virtue of a will or by law or by virtue of the pledge to the Bank as aforesaid) the shares shall not be released from the Trustee's possession until the end of the Lock-up Period and they shall also be subject to the provisions of this outline, including with regard to the giving of the Power of Attorney to the State.

9.8 After the end of the Lock-up Period each Participant shall be entitled to request that the shares that were purchased by him shall be transferred to him, provided that the shares shall not be transferred to the Participant save after: (a) the applicable tax pursuant to Section 102 has been paid as mentioned below and the Trustee has confirmation thereof from the assessing officer, or together with the assessing officer's prior approval, the Trustee is furnished with a confirmation of the Bank that the payment of the tax in respect of the purchase and transfer of the shares belonging to the relevant Participant has been arranged and - (b) the Bank's confirmation that the relevant Participant has repaid the loan granted to him for the purpose of purchasing the shares and the payment of the tax (if granted to him).

9.9 The payment of the applicable tax shall be made by the Participant or by the Other Person (as the case may be), through one or more of the following means: bank draft, bank transfer or authority instrument in favor of the Bank; or in another manner as the Bank shall approve from time to time.

9.10 If the provisions of Section 102 do not apply for any reason, the Participant or the Other Person, as the case may be, shall, as a condition for the transfer of the shares from the Trustee to the Participant, pay the tax applicable to him (including by way of the Bank deducting tax at source). Without derogating from the provisions of paragraph 9.7, the shares shall not be transferred to the Participant until after: (a) the applicable tax has been paid and the Trustee has confirmation thereof from the assessing officer, or together with prior approval of the assessing officer, the Trustee is furnished with the Bank's confirmation that the payment of the tax in respect of the purchase and transfer of the shares to the relevant Participant has been arranged; and - (b) confirmation has been

received from the Bank that the relevant Participant has repaid the loan granted to him (if granted) and that there is no impediment to the release of the shares pursuant to the provisions hereof and/or at law.

9.11 Subject to receiving confirmations as provided in sub-paragraphs 9.8 or 9.10 above, as the case may be, the shares shall be transferred by the Trustee at the end of the Lock-up Period to the Participants' securities deposits and they shall be subject to the provisions of Section 52I of the Securities Law, 1968.

9.12 If the Bank distributes bonus shares, and the Record Date for the distribution thereof shall be prior to the end of the Lock-up Period, the Bank shall transfer to the Trustee such number of shares in accordance with the number of the shares held by the Trustee on trust for the benefit of the Participants and they shall be locked up until the end of the Lock-up Period and the provisions of this outline shall apply thereto *mutatis mutandis*.

9.13 Should the Bank issue its securities by way of a rights issue to its shareholders, and the record date for receipt thereof shall be prior to the end of the Lock-up Period, the Participants shall be able to sell the rights, provided that the proceeds of sale shall be invested in shares of the Bank, which shall be deposited with the Trustee, and the Participants shall not be entitled to sell them until the end of the Lock-up Period. The Participants shall also be entitled to utilise the rights, provided that the securities that shall be purchased shall be deposited with the Trustee and shall be locked up until the end of the Lock-up Period, and the provisions of this outline shall apply thereto, *mutatis mutandis*.

9.14 If the Bank distributes dividends in cash in respect of the shares being held for the benefit of each Participant by the Trustee, and the record date for the distribution thereof shall be prior to the end of the Lock-up Period, the dividend amounts, after deduction of the legally applicable tax, shall be used to repay the loan that was granted to such Participant (if granted) in accordance with its revalued balance as at the date of the distribution of the dividends. After repayment of the loan, or in a case in which the relevant Participant was not granted a loan, the dividends shall be paid to the Participant.

9.15 Shares that were not released in favour of the Participant at the end of the Lock-up Period on the ground that the conditions set forth in sub-paragraphs 9.8 or 9.10 above, as the case may be, were not fulfilled, and also shares that, for any other reason relating to the

Participant, cannot be transferred to his possession, shall be sold immediately after the end of the Lock-up Period, but no later than one month after the end of the Lock-up Period by the Trustee, through the Bank. The tax that is to be paid in respect of the shares shall be deducted and the balance of the debt in respect thereof (if any), according to the Bank's records, shall be repaid from the proceeds that shall be received from the sale of the shares. The amount remaining after the deductions as aforesaid shall be transferred to the Participant's bank account. If such is not possible (whether on the ground that the Participant's bank account cannot be located or for any other reason), the remaining amount shall be transferred to the Bank who shall hold it on trust for the Participant, and shall deduct from the amount expenses in respect of the holding thereof as aforesaid.

9.16 The Bank (with the consent of the State, insofar as the matter relates to it) may from time to time change the share offer proceedings, insofar as may be required, according to its discretion, in order to ease, render more efficient and improve the employee offer proceedings, the purchase of the shares by the Participants and release of the shares from the lock-up and to adjust them to changes that shall apply to the governing law, provided that the rights of the Participants as detailed in this outline are not prejudiced. The changes shall be made in coordination with the Trustee and subject to the provisions of Section 102 and the Bank shall bring such changes to the Participants' knowledge.

10. **Loans to Finance the Purchase of the Shares**

10.1 Every Participant who submits an application to purchase shares shall be entitled to receive from the Bank, or from the Other Companies (as the case may be), subject to signing a loan agreement, financing for the purchase of the shares being offered to the Participant (in whole or part) and such being up to the relevant amount of the consideration for the shares for such Participant and the amount of the tax that shall apply (if any) in respect of the purchase of the shares (the "**Loan**").

10.2 The granting of loans as aforesaid to the Participants was approved by the Bank of Israel. In the approval of the Bank of Israel, the Bank, in determining the terms of repayment, was requested to take into account the fact that approval will not be granted for the extension of the repayment period of the loans beyond the end of the Lock-up Period.

10.3 The terms and conditions of the Loans shall be identical for all the Participants. The Loan principal shall be linked to increases in the Index, with the base Index being the Index known at the time of receipt of the Loan and the new Index being the known Index at the time of repayment of the Loan.

10.4 The total maximum amount of the principal of the Loans shall be approx. NIS 468,829,964[4] as at 9 May 2006. The Loan shall be for a term of four years and shall be repaid at the end of the term (principal and linkage differences) ("**Balloon Loan**").

10.5 The Participant shall be entitled to repay the Loan or part thereof at all times, even prior to the repayment date prescribed in the loan agreement, but the shares shall, in any event, be locked up until the end of the Lock-up Period.

A Participant who shall retire from his employment prior to the end of the Lock-up Period, save for a Participant who Retired at Retirement Age and receives a monthly pension from the Bank, shall repay the Loan on the date of his retirement, but the shares shall not, in any event, be transferable until the end of the Lock-up Period.

10.6 The shares that shall be purchased by the Participant and the purchase whereof shall be financed by the Loan shall be pledged to the Bank to secure repayment of the Loan, pursuant to the provisions of paragraph 9.7 above. It is clarified that the Loan shall not be on non-recourse conditions and in the event of non-repayment of the Loan by a Participant in accordance with the terms and conditions thereof, the Bank shall be entitled to obtain repayment of the Loan from the Participant himself and for such purpose to instigate proceedings in order to recover the debt, including offsetting the amounts of the Loan the repayment date whereof has fallen due from amounts that shall be due to the Participant from the Bank, all subject to the provisions of law.

10.7 As provided in paragraph 1.7 above, and subject to the other terms and conditions set forth herein below, if for any reason the payment of tax in respect of the purchase of the shares by any Participant shall already apply at the time of the purchase of the shares, and the Participant shall so elect, financing shall be granted by the Bank for the purpose of the payment of such tax. It is clarified that under no circumstances shall financing be granted by the Bank for the purpose

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[4] The amount shall be adjusted in parallel with the adjustments of the Price per Share, as detailed in this outline.

of the payment of the tax that shall apply at the end of the Lock-up Period.

11. **The Trust Agreement**

11.1 In accordance with the provisions of Section 102, all the shares that shall be ordered and purchased by the Participants shall be transferred into the name of the Trustee on behalf of the Participants. The shares shall be deposited in the securities account in the Trustee's name.

11.2 The Bank entered into an agreement with the Trustee (the "**Trust Agreement**") and the provisions of the Trust Agreement shall bind each Participant. The Trust Agreement *inter alia* includes the following provisions -

11.2.1 The Trustee shall hold all the shares in trust for the Participants for a period of not less than until the end of the Lock-up Period, and shall act in relation thereto in accordance with the provisions of this outline and in accordance with the provisions of Section 102 and subject to the provisions of the Trust Agreement.

11.2.2 Until payment of the legally required tax has been secured and prior to the Loan being repaid in full, the shares may not be transferred, assigned, pledged, subject to lien or other voluntary charge, and no power of attorney (save for the Power of Attorney to the State as set forth in paragraph 9.1 above) or instrument of transfer may be made in respect thereof, save for a transfer of the Participant's rights in the shares by virtue of a will or by operation of law, provided that in any event, the shares shall not be released from the Trustee's possession prior to the end of the Lock-up Period, and save for a pledge thereof to the Bank as provided in paragraph 9.7 above.

11.2.3 A copy of the Bank's last periodic report and of the Bank's last unaudited financial statements shall be available for the inspection of the Participants at the Secretariat of the Bank during usual working hours. Upon written request of any Participant, a copy of the said report and/or statements shall be sent to him.

11.2.4 By the date of the conclusion of the trust, all the Participants, for whom the shares are held by the Trustee, shall be required to furnish confirmations of the payment of the required tax in connection with the release of the shares from the trust as aforesaid, and also the discharge of the Loan to the Bank (if given) and to transfer the said shares to their accounts at the Bank, pursuant to section 52I(c) of the Securities Law, 1968. If a Participant does not furnish confirmation of the payment of tax as aforesaid, the Trustee shall act as provided in paragraph 9 above.

12. **Details of the Rights Attached to the Bank's Shares**

12.1 **General** - The rights attached to the Bank's shares are in accordance with the Articles of Association of the Bank, which should be read subject to the Companies Law, 1999 and the Banking (Licensing) Law, 1981.

Attention is drawn in this respect to the effect that the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993 (the "**Bank Shares Law**") might have on the said rights, which expressly provides that its provisions supersede the Bank's statutory documents and that some of its provisions are to be deemed included in the Articles.

12.2 **General Meetings and Voting Rights** - The Companies (Public Company's Publication of Notice of a General Meeting and Class Meeting) Regulations, 2000, *inter alia* provide that notice of a General Meeting shall be published at least 21 days before the Meeting is convened (35 days in respect of certain matters); the notice of the Meeting shall be published in at least two daily newspapers having broad circulation that are published in Hebrew; the notice shall *inter alia* specify the type of Meeting, its place and time, details of the matters on the agenda, a summary of the proposed resolutions, the majority necessary for passing the resolutions, the date for determining all the shareholders' entitlement to vote at the General Meeting, and also, if it is provided that an adjourned Meeting will be held more than seven days after the original Meeting, the notice shall specify the time fixed for the adjourned Meeting. In a notice of a General Meeting, the agenda of which includes items in relation to which voting by means of voting papers is allowed, the following shall be mentioned, *inter alia*: the address of the distribution site of the Israel Securities Authority and the internet site of the Stock Exchange, on which the voting paper and position papers may be

found; that a shareholder is entitled to apply directly to the company and receive the voting paper and position papers from it; that a Stock Exchange member will send, via electronic mail, the link to the voting paper and position papers, to all shareholders who are not registered in the register of shareholders, and whose shares are registered with such Stock Exchange member, if the shareholder so wishes; details regarding receipt of proof of ownership from the Stock Exchange member with which the shares of the shareholder are registered; the last dates for the submission of position papers and voting papers to the company, as well as details regarding the manner of voting where a company allows for voting through the internet. Any issue that has been put to the Meeting shall be decided by a count of votes, either openly or in a secret ballot, as the chairman of the Meeting directs.

Subject to special conditions in connection with voting rights as may be attached to all the shares issued or held at such time, each shareholder present in person or by proxy shall have one vote in respect of each share held by him.

Three shareholders present in person shall constitute a quorum at General Meetings and every question shall be decided by an open vote, unless a secret ballot is requested, as explained below. A secret ballot may be requested - by the chairman of the Meeting or by at least three shareholders present and entitled to vote at the meeting - before the open vote or immediately after the results of the open vote have been declared.

The Chairman of the Board of Directors, or in his absence the Deputy Chairman, if any, shall be entitled to take the chair at every General Meeting. In the absence of a Chairman or Deputy Chairman, or if he is not present at the General Meeting 15 minutes after the time appointed for holding such Meeting or is not willing to act, the Directors present may choose a chairman and, if they do not do so, the members present shall choose one of the Directors to be chairman, and if no Director present is willing to take the chair, shall choose one of their number to be chairman.

In accordance with Chapter Six of the Bank Shares Law, the shares committee of the Bank (the "**Committee**") is under a duty to participate and vote in General Meetings. The said Chapter includes special provisions in respect of votes concerning the alteration of the statutory documents, concerning the conditions under which Directors hold office and, on the instructions of the Minister of Finance, for the

purpose of achieving a number of objects. The Law provides *inter alia* that:

the Committee shall vote against any amendment to the Bank's statutory documents that directly or indirectly impairs the rights attaching to the shares or the ability to sell them, or the Government's policy in connection with their sale or in connection with structural changes to the banking system. In certain circumstances, the Committee may consult the Minister of Finance or such person as appointed by him.

the Committee shall not vote in favour of increasing Directors' remuneration beyond the average salary increase in the economy, unless the Bank's business results justify the same.

the Minister of Finance, with the approval of the Government or a ministerial committee, may order the Committee to requisition the convening of a General Meeting and vote thereat in accordance with his instructions on any matter, including amending the statutory documents, if, in his opinion, the same is necessary to achieve the sale of the shares, to avoid or limit impairment of the rights attaching to the shares, the ability to sell them or their proceeds of sale, the making of structural changes, the determination of dividend distribution policy and the transfer of authority to deal with said matters to the General Meeting.

the Minister of Finance may also instruct the Committee to apply to the Court by virtue of the shares, *inter alia* to request an order for the convening of Meetings or to approve arrangements, if the same appears necessary to him in order to achieve the purposes of the Law.

On 23 November 2005 an option was executed between the Government of Israel and the Barnea Group, pursuant whereto the Government granted the Barnea Group the right, exercisable for 180 days from 24 November 2005 and extendible for up to a further 12 months, to purchase from the Government shares of the Bank constituting 10.01% of the Bank's share capital. In the scope of the said option, the Government has undertaken that, during that option exercise period, the Government (through the Committee) will oppose the adoption of resolutions by the Bank's General Meeting, on the following matters, unless the Barnea Group agrees to them: voluntary winding-up of the Bank; a spin-off by the Bank; a merger of the Bank with companies other than wholly owned subsidiaries or a compromise or arrangement (within the meaning of section 350 of the

Companies Law, 1999) to which the Bank is a party; the allotment of shares or securities convertible into shares (except an offering or sale of the Bank's securities to the Bank's employees or employees of corporations of the Leumi Group), a modification to the rights attaching to the Bank's shares and an increase of the Bank's authorised capital or a rights issue by the Bank, or an alteration to the Bank's statutory documents. In addition, if the consent of M.I. Holdings Ltd. or the Accountant-General is requested in respect of the manner in which the Government or the Committee votes in the Bank's General Meeting, MI Holdings Ltd. and/or the Accountant-General shall consult the Barnea Group before giving such consent, unless the vote relates to the approval of the Bank's financial statements, the appointment of an auditor or the appointment or dismissal of directors.

According to the Banking (Licensing) Law, 1981, it is prohibited for a person to make an agreement with another person as regards their voting at a General Meeting for the appointment of a director in a banking corporation or bank holding corporation, except pursuant to a permit granted by the Governor of the Bank of Israel following consultation with the Licences Committee; the prohibition does not apply to a holder of means of control who has agreed with another that the other will vote in his name and on his behalf in favour of such person as the holder of the means of control has instructed him, provided that the other does not vote in the name and on behalf of more than one other holder.

12.3 **Dividend Rights** - All the ordinary shares rank equally as regards the distribution of dividends. The General Meetings may declare the distribution of dividends to the shareholders, subject to such rights as have been vested in any other class of shares in issue at the relevant time; distributions will be *pro rata* to the amounts paid up or credited as paid up on account of their nominal value.

If not otherwise provided in the conditions of issue of the shares, all the dividends on shares that have not been fully paid up during any period in respect of which the dividends are paid, shall be paid *pro rata* to the amounts that have been paid up or credited as paid up on account of the nominal value of the shares during some part of the said period. The distribution of dividends by the Bank is subject to the Directive 331 of the Banking Supervision Department concerning "The Distribution of Dividend by Banking Corporations".

According to the Bank Shares Law, the Minister of Finance may, with the approval of the Government or such ministerial committee as the Government empowers, order the Committee to convene a General Meeting and vote thereat with regard to the determination of the policy regarding the distribution of dividends from the Bank's profits, subject to such limitations as prescribed by the Supervisor of Banks for the safeguarding of the stability of the Bank.

In the proceedings for the sale of up to 20% of the Bank's share capital held by the State to the Barnea Group, criteria and general conditions were published that were determined by the Bank of Israel in connection with the distribution of dividends by the Bank, with effect from such time as a control permit is granted by the Bank of Israel (which has yet to be granted) -

(1) A dividend may not be distributed from profits that have accumulated at the Bank as at the date to which the last financial statements prior to the submission of the bid to purchase the means of control from the State relate; if losses accumulate after this date, no dividend shall be distributed until after those losses have been covered.

(2) A dividend may not be distributed from profits from the sale of material assets of the Bank for five years from the purchase of the means of control, unless all the following conditions have been fulfilled: (a) the sale arises from legal requirements that apply to the Bank; (b) distribution of the dividend from profits from the sale of such assets will not cause a reduction of the Bank's minimum capital ratio below that existing immediately prior to the sale of the said assets; (c) the Board of Directors of the Bank shall confirm the distribution after having examined the Bank's requirements and its business plans; (d) prior written approval of such distribution has been obtained from the Supervisor of Banks after he has examined the Bank's capital adequacy and the decision of the Board of Directors and its basis.

Nevertheless, in the event of special circumstances, as confirmed by decisions of the Board of Directors of the Bank and its Audit Committee, under which the best interests of the Bank require a dividend distribution which exceeds the above, the holders of the control permit may apply to the Governor of the Bank of Israel to approve such extraordinary distribution.

12.4 **Capitalisation of Profits and Distribution of Bonus Shares** - The General Meeting of the Bank may resolve to capitalise any undistributed profits that stand to the credit of the reserves or that are distributable as dividend or constitute share premiums, and to distribute them as bonus shares, which shall be of the same class for all the shareholders or, if authorised by separate Meetings of the holders of different classes of shares, of the same class as already held by them.

Increase of Capital and Issue of New Shares - The General Meeting may from time to time increase the capital by the creation of new shares in such amount as it deems expedient. New shares shall be issued on such terms and conditions and with such rights and privileges as directed by the General Meeting that resolves to create them, and if it makes no such direction, then as determined by the Directors. The shareholders have no right of pre-emption to subscribe for additional shares of the Bank, unless otherwise resolved by the General meeting that resolves to issue the new shares.

12.5 **Transfer of Shares** - The Directors may decline to register in the Bank's register of shareholders a transfer of shares that are not fully paid up.

The Bank's shares are listed on the Stock Exchange.

In addition to the restrictions on the transfer of shares by virtue of the Program, a transfer of shares may be restricted in accordance with the provisions of the Banking (Licensing) Law, 1981, according to which the acquisition of more than five percent of a particular type of means of control of a banking corporation (namely, voting rights at the General Meeting or the right to appoint directors or the right to share in profits or the right to surplus assets on winding-up) is subject to prior receipt of a permit from the Governor of the Bank of Israel.

Furthermore, since the Bank is a controlling shareholder of banking corporations abroad, the transfer of control in the Bank is likely to be subject to the receipt of approvals in various jurisdictions, in accordance with the laws that govern the banking corporations that are controlled by the Bank.

12.6 **Rights on Winding-Up** - In the event that the Bank shall be wound up, then having regard to the rights vested in any other class of shares in issue at the time, its surplus assets shall belong to the holders of the

ordinary shares and be distributed *pro rata* to the amount paid up or credited as paid up on account of the par value of those shares.

12.7 **Alteration of Rights** - The rights attaching to the shares of different classes, unless the conditions of issue of the shares of the particular class provide otherwise, may be varied, modified or abrogated only with the written consent of all the holders of the shares of that class that have been issued or when the same has been sanctioned by an Extraordinary Resolution passed by a majority of three-fourths of all the votes of the holders of the shares of that class who are present in person or by proxy and who vote at an Extraordinary General Meeting of such holders, that is duly called and held and at which two or more persons holding not less than one third of that class of shares are present. Such a variation, modification or abrogation also requires approval by a Special Resolution of the General Meeting. The modification of rights as provided in the Bank's Articles shall be subject to the proceedings prescribed in section 350 of the Companies Law (power to compromise or enter into an arrangement), when the rights being modified are in the scope of the proceedings of section 350.

13. Taxation

13.1 The Bank has applied to the Tax Authority to obtain approval according to which the provisions of Section 102 of the Ordinance shall apply to the Program, and that the offer to the Participants shall be effected in accordance with the said Section 102. The Tax Authority's approval as aforesaid has not yet been received. The tax path that shall apply to each Participant in respect of the profit that he shall derive from the sale of the shares shall be determined in accordance with the Tax Authority's approval. The Participant shall bear any tax liabilities, official levies, compulsory payments, insofar as shall be imposed upon him by virtue of the provisions of any law in respect of the shares and/or any other liabilities that shall arise for the Participant and/or the Trustee in connection with the Program, and all without the Bank or any of the Other Companies grossing them up in the Participant's salary. The Bank and/or the Trustee is/are not responsible for the tax implications that shall apply to a Participant in consequence of purchasing the shares.

13.2 The Bank and/or the Trustee shall deduct tax in accordance with the provisions of law, including withholding tax, as obliged by the provisions of this outline. If at any stage of the execution of the Program, payment of tax is required of the Participant and the Bank

and/or the Trustee is not in possession of the amounts necessary to deduct the tax from what is then or in future due to the Participant from the Bank and/or the Trustee, the Bank and the Trustee shall be entitled not to execute that stage and/or part of the Program, unless the Participant provides the Bank or the Trustee, immediately upon their demand, with the amounts necessary for payment of the tax.

13.3 The provisions of this outline shall not derogate from any liability imposed upon the Participant now and/or in future, in accordance with Section 102 or any section that replaces and/or augments it.

13.4 It is recommended that each of the Participants obtain professional advice and consider the tax implications which apply to him following the sale of the shares, and in such context each Participant should personally consider and examine the tax considerations arising from the application of Section 102 to this outline and to himself.

13.5 By signing the Order Form, the Participant agrees in advance to every decision of the Tax Authority in connection with the Program and in connection with the tax path that shall apply to him, and that the Tax Authority's decision obliges him to act in accordance therewith and to pay all taxes that shall apply, and such also being the case if the Bank's application to obtain approval that the provisions of Section 102 of the Ordinance shall apply to the Program is rejected.

14. **<u>The Stock Exchange Prices of the Shares of the Bank</u>**

Set out below are data on the highest and lowest prices of the shares of the Bank on the Stock Exchange for the period from 1 January 2004 to the date of the outline -

Closing Price	2004		2005		2006	
	Date	NIS per share	Date	NIS per share	Date	NIS per share
Highest	27.12.2004	10.945194	29.12.2005	17.031751	9.5.2006	19.12
Lowest	12.5.2004	7.253959	5.1.2005	10.657651	23.2.2006	16.06

The price of the Bank's share on the Stock Exchange on 9 May 2006 was NIS 19.12.

All the above are end of trading day prices and adjusted for dividends.

15. **The Administration of the Program**

15.1 The Bank will administer the Program, subject to and in accordance with the provisions of this outline and may, in the administration of the Program, exercise the powers granted to it pursuant to this outline and also do any ancillary act necessary or desirable for the administration of the Program, including interpreting and supervising the Program's execution.

15.2 The Board of Directors of the Bank may determine any provision in connection with any matter involved in the Program, its interpretation, conditions and execution, insofar as not expressly determined in this outline, subject to the consent of the State to a determination as aforesaid, insofar as such relates to the State, and subject to the consent of the employees' representatives, to the extent that the matter relates to the identity of the Participants.

16. **Labor Law**

16.1 The income that is credited to a Participant as a result of the purchase of the shares, their transfer into his name or their sale and any associated matter, shall not be taken into account when computing the basis for the Participant's entitlement to any social benefits *vis-a-vis* the Bank. Without prejudice to the generality of the aforegoing, such income shall not be taken into account in computing managers' insurance, supplementary education funds, provident funds, severance pay, holiday pay or similar social benefits.

16.2 Nothing provided in the outline and/or the share offer documents shall grant to, or vest in, a Participant any right with regard to his continued employment by the Bank and it shall not in any manner impair the Bank's right to terminate the actual employment of a Participant at any time.

17. **Expenses and Receipts**

The Bank shall bear all the expenses involved in the execution and administration of the Program, including the expenses and costs involved in the services provided by the Trustee in accordance with the Program.

18. **Non-Compliance with the Terms and Conditions of the Outline**

In addition to the other remedies available to the Bank, a Participant's non-compliance with the provisions of the outline or other documents that

shall be published by the Bank and/or the State in connection with the offer of the shares, if not remedied by the Participant within thirty (30) days of notice thereof having been given to him by the Bank, shall constitute cause for the cancellation and forfeiture of the shares that have not yet been transferred to the Trustee on behalf of the Participant (in whole or part), as resolved by the Board of Directors of the Bank or such person as empowered by it, according to their exclusive discretion.

19. **Reference to Financial Statements and Immediate Reports**

The Bank draws the Participants' attention to further particulars about the Bank that can be found in its Periodic Report for 2005 that was published in 2006, including the Financial Statements and to the immediate reports published by the Bank after the publication of the said Periodic Report, which was published on 29 March 2006, as detailed below:

Date	Subject
5.4.2006	Filing of a preliminary outline for the offer of shares of the Bank to employees by the State of Israel.
11.4.2006	Authorization in principle by the Board of Directors of the Bank for the acquisition of some 5% of the share capital of Cellcom Israel Ltd. from Discount Investment Corp. Ltd., subject to the execution of an agreement between the parties and to a due diligence examination by the Bank at Cellcom.
4.5.2006	Notice regarding: 1. Imposition of disciplinary sanctions by way of warning and reprimand on a number of investment counsellors at the Bank, such being in respect of breach of the provisions of section 16(a) of the Advice Law. 2. Receipt of notice from the Tel Aviv District of the State Attorney's Office (Taxation and Economics) by the Bank and certain subsidiaries, as well as by senior employees of the Bank and the subsidiaries, according to which they have been granted the right to a hearing before the State Attorney in respect of offences attributed to them under the Joint Investment Trust Law.

10 May 2006
Date

Bank Leumi le-Israel B.M.
acting by

Prof. Israel Gilead, Director	Ms. Vered Raichman, Director

Exhibit 25F

RECEIVED

2007 JUL 23 P 1:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation of Immediate Report to Israel Securities Authority

Bank Leumi le-Israel B.M.

Registration No. 520018078

Securities of the Corporation are listed on The Tel Aviv Stock Exchange

Abbreviated Name: Leumi

Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546

Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732

Electronic Mail: jennifer@bll.co.il

25 May 2006

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Amendment of an Outline in accordance with Instructions of the Securities Authority

Pursuant to Regulation 9 of the Securities (Details of an Outline of an Offer of Securities to Employees) Regulations, 2000

1. An amended Outline has been filed with the Securities Authority, in accordance with instructions of the Securities Authority of 25 May 2006.

2. Reference No. of the Outline in relation to which the amendment was made (the "Original Outline"): 2006-01-055563, filed on 9 May 2006.

3. Date and manner in which a written notice of the amendment of the Outline was delivered to the employee offerees:
Filing of the amended Outline and its publication at the place of work.

4. The amendment to the Outline includes changes to the following clauses of the Outline: clause 7 and clause 10.4

5. Main points of the amendment:
Amendment of error in the calculation of the share price (should be NIS 11.53 instead of NIS 11.539), and therefore the total amount of the loans has been amended.

6. There has been no change to the commencement date of the period for the transfer of the securities as appears in the Original Outline. Therefore the commencement date of the period for the transfer of the securities is 28 May 2006 (the date determined in the Original Outline). This date is an estimate and the exact date will be determined according to paragraph 8.2 of the Outline. It should be noted that a prior amendment was published on 10 May 2006 (Reference No.: 2006-01-056451). Since the present change is for the benefit of the employees and is

minimal in its scope, no change has been made to the date of granting of the securities.

[Copies of the amended Outline are available on request.]

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END